Form 20-F
period 2005-12-31
GLOBAL CROSSING  UK TELECOMMUNICATIONS LTD; Global Crossing (UK) Finance Plc
filed 2006-04-18
CIK 1269527, 1329705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number

Global Crossing (UK) Telecommunications Limited

(Exact name of Registrant as specified in its charter)

Global Crossing (UK) Finance Plc

(Additional Registrant)

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

1 London Bridge, London, SE1 9BG, United Kingdom

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

10.75% Senior secured notes due 2014

11.75% Senior secured notes due 2014

Guarantees relating to 10.75% Senior secured notes due 2014 and 11.75% Senior secured notes due 2014

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value £1.00 per share: 101,000 shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐                         Accelerated filer ☐                                Non-accelerated filer ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐                        No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐    No  ☐

ii

PART I

PRESENTATION OF INFORMATION

Corporate Organization

All references in this annual report to:

•	“we,” “us,” “our,” the “company,” and “GCUK” refer to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries, including the issuer, except where expressly stated otherwise or the context otherwise requires;

•	the “issuer” refer to Global Crossing (UK) Finance Plc, a company organized under the laws of England and Wales, and our direct, wholly owned finance subsidiary that is the issuer of the 10.75% dollar-denominated senior secured notes and the 11.75% sterling-denominated senior secured notes guaranteed by us and has had no trading activity, except where expressly stated otherwise or the context otherwise requires;

•	“GCL,” “Global Crossing,” “our parent” and “our parent company” refer to Global Crossing Limited, a company organized under the laws of Bermuda and our indirect parent company by which we are indirectly wholly owned;

•	“old parent company” or “old parent” refer to Global Crossing Ltd., a company formed under the laws of Bermuda and our parent company’s predecessor;

•	“BidCo,” “our immediate parent” and “our immediate parent company” refer to Global Crossing BidCo Limited, a company organized under the laws of England and Wales and our direct parent company by whom we are directly wholly owned and which is indirectly wholly owned by GCL;

•	“group companies” refers to the group of companies owned directly or indirectly by GCL, including us; and

•	“Racal” refer to the network services arm of Racal Telecommunications Limited, our predecessor.

Financial and Other Information

All references in this annual report to:

•	the “UK” refer to the United Kingdom;

•	“pounds sterling,” “sterling,” “£” or “pence” refer to the lawful currency of the United Kingdom;

•	the “United States” or the “US” refer to the United States of America;

•	“US$,” “US Dollars,” “dollars” or “$” refer to the lawful currency of the United States;

•	the “EU” refer to the European Union;

•	“euro” or “€” refer to the lawful currency of the European Union; and

•	the “notes” refer to the 10.75% dollar-denominated senior secured notes and the 11.75% sterling-denominated senior secured notes issued by the issuer on December 23, 2004 and to the exchange notes that the issuer proposes to issue pursuant to a registered exchange offer.

The financial statements and the related notes in this annual report have been prepared in accordance with applicable International Financial Reporting standards, or IFRS, as adopted in the EU. IFRS differs in certain material respects from accounting principles generally accepted in the US, or US GAAP. For a discussion of the differences between IFRS and US GAAP as they apply to us, see note 30 to the audited financial statements included elsewhere in this annual report. Unless otherwise indicated, financial information in this annual report has been prepared in accordance with IFRS.

Some financial information has been rounded and, as a result, the numerical figures shown as totals in this annual report may vary slightly from the exact arithmetic aggregation of figures that precede them.

In this annual report, we refer to “EBITDA,” by which we mean profit/(loss) before finance charges, taxes, depreciation and amortization. Although EBITDA is not a measure of operating profit/(loss), operating performance or liquidity under IFRS or US GAAP, we have presented EBITDA because we believe that some of our investors use this measurement to determine our ability to service our indebtedness and fund ongoing capital expenditures and because some of the covenants in our debt agreements require the calculation of similar measures. You should not, however, construe EBITDA in isolation or as a substitute for operating income as determined by IFRS or US GAAP, or as an indicator of our operating performance or of our cash flows from operating activities as determined in accordance with IFRS or US GAAP. You should not use this non-GAAP measure as a substitute for the analysis provided in our profit and loss accounts or in our cash flow statements. See Item 3.A. “Key Information—Selected Financial Data” footnotes 5 and 11 for further information.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, certain information concerning the noon buying rate in the City of New York for cable transfers in pounds sterling as announced by the Federal Reserve Bank of New York for customs purposes, or the “noon buying rate,” for pounds sterling expressed in dollars per £1.00. As of April 10, 2006, the noon buying rate for pounds sterling expressed in dollars per £1.00 was 1.741.

	Dollars per £1.00
	2001	2002	2003	2004	2005	2006 (through April 10)
Exchange rate at end of period (Year ended December 31, except 2006)	1.454	1.609	1.784	1.916	1.719	1.741
Average exchange rate during period*	1.438	1.508	1.645	1.836	1.815	1.755
Highest exchange rate during period	1.503	1.610	1.784	1.948	1.929	1.789
Lowest exchange rate during period	1.373	1.407	1.550	1.754	1.714	1.726

*	The average of the noon buying rates for cable transfer in pound sterling as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each month during the applicable period (through April 10 in the case of 2006).

Month	Highest exchange rate during the month	Lowest exchange rate during the month
January 2006	1.789	1.740
February 2006	1.781	1.734
March 2006	1.757	1.726
April 2006	1.756	1.739

MARKET AND INDUSTRY DATA

In this annual report, we rely on and refer to information and statistics regarding our industry. We obtained these market data from independent industry publications or other publicly available information. Although we believe that these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements,” as such term is defined in Section 21E of the US Securities Exchange Act of 1934. These statements set forth anticipated results based on our management’s plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as in oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify these forward-looking statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance or strategies.

We do not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects. Also note that we provide a discussion of risks and uncertainties related to our businesses. See Item 3.D. “Key Information—Risk Factors.” These are factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the “Risk Factors” section to be a complete discussion of all potential risks or uncertainties. As described in this annual report, such risks, uncertainties and other important factors include, among others:

•	deficiencies we have identified in our internal controls and the possible difficulties and delays we face in improving such controls;

•	the level of competition in the marketplace;

•	technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices;

•	many of our competitors have superior resources, which could place us at a cost and price disadvantage;

•	our revenue is concentrated in a limited number of customers;

•	the absence of firm commitments to purchase minimum levels of revenue or services in our enterprise customer contracts;

•	periodic reviews of our financial condition by certain of our governmental customers;

•	a change of control could lead to the termination of many of our government contracts;

•	the covenants in our indenture restrict our financial and operational flexibility;

•	insolvency could lead to termination of certain of our contracts;

•	slower than anticipated adoption by the industry of next generation products;

•	the operation, administration, maintenance and repair of our systems are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives;

•	the influence of our parent, and actions our parent takes, or actions we are obliged to take as a result of our parent’s action, which may conflict with our interests together with potential conflicts of interest for certain of our directors due to ownership of, or options to purchase, our parent’s stock;

•	the sharing of corporate and operational services with our parent;

•	the return of assets to our parent if fraudulent conveyances to us by our parent occur; and

•	terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business and operations.

We cannot guarantee that any forward-looking statement will be realized. Our achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

You should read the following selected financial data together with the Item 5 “Operating and Financial Review and Prospects” and our financial statements and the accompanying notes thereto included elsewhere in this annual report.

The selected financial data at December 31, 2001, 2002 and 2003 and for the years then ended were derived from our financial statements which are not included in this annual report. The selected financial data at December 31, 2004 and 2005 and for each of the years then ended have been derived from our audited financial statements and related notes thereto included elsewhere in this annual report.

Unless otherwise indicated, the historical financial data have been prepared in accordance with IFRS. IFRS differs in certain significant respects from US GAAP. For a discussion of the differences between IFRS and US GAAP as they apply to us, see note 30 to our audited financial statements included elsewhere in this annual report.

As permitted by Instruction G of Form 20-F, we have presented selected financial data in accordance with IFRS for the years ended December 31, 2004 and 2005 and in accordance with US GAAP for the years ended December 31, 2002, 2003, 2004 and 2005.

	Years ended December 31
	2001	2002	2003		2004		2005
	(in thousands, except ratios)
Profit and Loss Account Data:
Revenue	(1)	(1)	(1)		£271,096		£239,498
Cost of sales	(1)	(1)	(1)		(156,735)		(136,317)

Gross profit	(1)	(1)	(1)		114,361		103,181

Operating expenses:
Distribution costs	(1)	(1)	(1)		(10,504)		(10,009)
Administrative expenses	(1)	(1)	(1)		(40,258)		(47,738)

	(1)	(1)	(1)		(50,762)		(57,747)

Operating profit	(1)	(1)	(1)		63,599		45,434
Finance costs, net	(1)	(1)	(1)		(613)		(39,919)
Tax benefit	(1)	(1)	(1)		11,364		2,477

Profit	(1)	(1)	(1)		£74,350		£7,992

Balance Sheet Data (at period end):
Cash and cash equivalents	(1)	(1)	(1)		£21,193		£44,847
Trade and other receivables, net(2)	(1)	(1)	(1)		64,633		59,954
Working capital/(deficit)(3)	(1)	(1)	(1)		6,897		(8,532)
Intangible assets, net	(1)	(1)	(1)		1,634		1,296
Property, plant and equipment, net	(1)	(1)	(1)		135,593		129,005
Total assets	(1)	(1)	(1)		241,092		255,382
Total debt(4)	(1)	(1)	(1)		234,950		239,436
Total shareholder’s deficit	(1)	(1)	(1)		(219,105)		(204,718)
Financial Ratios and Other Data:
EBITDA(5)	(1)	(1)	(1)		£84,792		£65,538
Depreciation and amortization	(1)	(1)	(1)		21,193		20,104
Capital expenditures	(1)	(1)	(1)		7,811		9,452
Ratio of earnings to fixed charges(6)	(1)	(1)	(1)		5.1	x	1.1	x

	Years ended December 31
	2001	2002	2003		2004 (restated)(13)		2005
	(in thousands, except ratios)
US GAAP Data(7)
Profit and Loss Account Data:
Revenue(8)	(10)	£265,663	£290,922		£263,776		£233,888
Operating (loss) / profit	(10)	(43,512)	23,633		54,326		39,048
(Loss) / income from continuing activities(9)	(10)	(17,271)	330,062		40,546		(2,246)
Net (loss) / income	(10)	(18,607)	330,062		40,546		(2,246)
Balance Sheet Data:	(10)
Cash and cash equivalents	(10)	41,565	50,403		21,193		44,847
Fixed assets	(10)	202,602	112,404		132,104		125,543
Total assets	(10)	385,134	293,823		244,241		256,981
Total debt	(10)	512,719	371,867		245,415		248,626
Total shareholder’s deficit	(10)	£(477,790)	£(307,289)		£(146,972)		£(134,303)
Financial Ratios and Other Data
EBITDA(11)	(10)	£17,547	£377,786		£83,667		49,507
Depreciation and amortization	(10)	46,336	43,613		22,186		19,739
Ratio of earnings to fixed charges(12)	(10)	—	25.3	x	4.7	x	1.0	x

(1)	IFRS information is not required to be presented for these periods.

(2)	Net trade and other receivables include operating and non-operating receivables from other group companies. Excluding the receivables from other group companies, net trade and other receivables are £60.8 million and £55.4 million at December 31, 2004 and 2005, respectively.

(3)	Working capital/(deficit) consists of the current portion of trade and other receivables, less trade and other payables. Working capital/ (deficit) includes operating and non-operating receivables and payables from other group companies. Excluding all receivables and payables from other group companies, working capital/(deficit) is £8.8 million and £(6.4) million at December 31, 2004 and 2005, respectively.

(4)	Total debt represents obligations under finance leases and hire purchase contracts, third-party indebtedness and loans owed to group companies.

(5)	EBITDA calculated using IFRS financial information consists of profit / (loss) for the period before tax, finance charges, depreciation and amortization of intangible assets and connection costs. Although EBITDA is not a measure of operating profit / (loss), operating performance or liquidity under IFRS, we have presented EBITDA because we use EBITDA as a measure of our performance without regard to depreciation and amortization and we believe that some of our investors use this measurement in a consistent manner and to determine our ability to service our indebtedness and fund ongoing capital expenditures. You should not, however, construe EBITDA in isolation or as a substitute for operating income, or as an indicator of our operating performance or of our cash flows from operating activities as determined by IFRS. You should not use this non-GAAP measure as a substitute for the analysis provided in our profit or loss accounts or in our cash flow statements.

	Years ended December 31
	2001	2002	2003	2004	2005
	(in thousands, except ratios)
Profit	(1)	(1)	(1)	£74,350	£7,992
Finance costs, net	(1)	(1)	(1)	613	39,919
Tax benefit	(1)	(1)	(1)	(11,364)	(2,477)
Depreciation	(1)	(1)	(1)	14,217	15,444
Amortization	(1)	(1)	(1)	6,976	4,660

EBITDA	(1)	(1)	(1)	£84,792	£65,538

(6)	In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes from continuing operations plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and of one-third of operating lease rental expense (deemed representative of that portion of rental expense estimated to be attributable to interest).

This table provides the calculations of the ratio of earnings to fixed charges:

	Years ended December 31
	2001	2002	2003	2004		2005
	(in thousands, except ratios)
Earnings:
Profit before tax benefit	(1)	(1)	(1)	£62,986		£5,515
Fixed charges	(1)	(1)	(1)	15,500		39,372

Total earnings	(1)	(1)	(1)	£78,486		£44,887

Fixed charges:
Interest	(1)	(1)	(1)	£5,040		£28,065
Amortization of debt issuance costs	(1)	(1)	(1)	26		1,024
Interest component of rent expense	(1)	(1)	(1)	10,434		10,283

Total fixed charges	(1)	(1)	(1)	£15,500		£39,372

Ratio of earnings to fixed charges	(1)	(1)	(1)	5.1	x	1.1	x

(7)	Upon its emergence from bankruptcy on December 9, 2003, our parent company implemented “fresh start” accounting and reporting in accordance with the AICPA SOP 90-7. Fresh start accounting required our parent company to allocate the reorganization value of its assets and liabilities based upon their estimated fair values. Although GCUK itself was not part of the bankruptcy proceedings, under US GAAP, fresh start accounting is pushed down to the entity level.

(8)	Our results for the years ended December 31, 2002 include our cellular business, which was discontinued in 2001. This includes a net operating loss of £1.3 million for the year ended December 31, 2002.

(9)	(Loss)/income from continuing activities represents the profit adjusted to exclude the discontinued operations.

(10)	US GAAP information is not available for 2001.

(11)	US GAAP EBITDA consists of net (loss/) income for the period before tax, finance charges, depreciation expense, amortization expense and the amortization of connection costs. Although EBITDA is not a measure of operating profit/(loss), operating performance or liquidity under US GAAP, we have presented EBITDA because we use EBITDA as a measure of our performance without regard to depreciation and amortization and we believe that some of our investors use this measurement in a consistent manner and to determine our ability to service our indebtedness and fund ongoing capital expenditures. You should not, however, construe EBITDA in isolation or as a substitute for operating income as determined by US GAAP, or as an indicator of our operating performance or of our cash flows from operating activities as determined in accordance with US GAAP. You should not use this non-GAAP measure as a substitute for the analysis provided in our profit and loss accounts or in our cash flow statements.

	Year ended December 31,
	2002	2003	2004 (restated)(13)	2005
	(in thousands)
Net (loss) / income	£(18,607)	£330,062	£40,546	£(2,246)
Interest, net	2,416	2,760	3,876	27,251
Taxes	(12,598)	1,351	17,059	4,763
Depreciation	39,720	37,629	14,230	15,911
Amortization of connection costs	6,616	5,898	6,598	3,828
Amortization expense	—	86	1,358	—

EBITDA	£17,547	£377,786	£83,667	£49,507

(12)	This table provides the calculations of the ratio of earnings to fixed charges under US GAAP:

	Year ended December 31,
	2002	2003		2004 (restated)(13)		2005
	(in thousands, except ratios)
Earnings:
(Loss) / income from continuing activities before tax	£(29,869)	£331,413		£57,604		£1,965
Fixed charges	14,208	13,653		15,500		39,372

Total earnings	£(15,661)	£345,066		£73,104		£41,337

Fixed charges:
Interest	£4,099	£3,797		£5,066		£29,089
Interest component of rent expense	10,109	9,856		10,434		10,283

Total fixed charges	£14,208	£13,653		£15,500		£39,372

Ratio of earnings to fixed charges	—	25.3	x	4.7	x	1.0	x

The earnings are insufficient to cover fixed charges by £29.9 million for the year ended December 31, 2002.

(13)	See note 30 to the accompanying financial statements.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business, and an investment in us, are subject to a number of significant risks, including those described below. Additional risks and uncertainties not presently known to us, or that we currently believe are immaterial, could also impair our business, financial condition, results of operations and our ability to fulfill our obligations under the notes. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Senior Secured Notes.”

Risks Related to Our Business and Industry

We have identified a number of deficiencies in our internal controls, processes and procedures and may face difficulties in strengthening our internal accounting systems and controls and in our ability to satisfy our financial reporting obligations on a timely basis.

We have concluded that we had a material weakness in our internal control over financial reporting with respect to our processes for calculating, recording and reporting depreciation expense as of December 31, 2005.

The material weakness related only to our UK GAAP financial statements and our standalone US GAAP financial statements and did not affect the consolidated US GAAP financial statements of our parent company (GCL).

This material weakness means that as of such date there was more than a remote likelihood that we would not prevent or detect a material misstatement of our financial statements. Although we believe that we have implemented measures to remediate this material weakness, there can be no assurances in this regard and significant deficiencies in internal controls regarding depreciation accounting may continue to exist. See Item 15, “Controls and Procedures.”

In addition, as of December 31, 2005 we had other significant deficiencies in our internal control over financial reporting, including a deficiency relating to inadequate consciousness of control matters in various areas impacting internal control. These significant deficiencies mean that, even without the material weakness described above, as of such date there was more than a remote likelihood that we would not prevent or detect a misstatement of our financial statements that was more than inconsequential.

Although we are creating and have already begun implementing plans to remediate the identified control issues, there can be no assurance that we will be successful in this regard.

We may face some difficulties or experience delays in developing changes and improvements to our internal accounting systems and controls. We will also need to commit substantial resources, including substantial time from our management team’s new and existing accounting personnel to implement and integrate into our organization improved systems controls and additional procedures generally, and to improve our financial reporting systems. In addition, the remedial actions are not solely within our control, and we are dependent upon the co-operation of our parent company. The failure or delay in implementing all required changes and improvements to our internal controls and any failure to maintain such control could adversely affect our ability to timely fulfill our financial reporting obligations as a stand-alone company. Any misstatements or adjustments due to errors or the failure to satisfy our reporting obligations on a timely basis could have an adverse effect on our business, results of operations and the value of the notes.

We face significant competition in the marketplace.

In the enterprise voice and data market, we compete chiefly with various divisions of BT, Verizon (previously MCI) and Cable and Wireless, who recently acquired Energis. In the carrier voice and data services market, we compete primarily with BT, Cable and Wireless and Verizon which, on a combined basis, have a majority of the market share for these services. Concerning the government and rail sectors in particular, our principal competitors are Cable & Wireless (incorporating Energis) and BT. Other competitors include COLT, NTL, Fibernet, Afiniti (previously Kingston), Vanco and Thus. Depending on the type of customer, we will compete on the basis of level of service, quality of technology and price. Our network reach, which includes not only the ability to connect with customers but also the ability to decrease the distance between enterprise entities and their point of interconnection with our network, is also a significant factor that determines our ability to compete for customers in the enterprise sector. This competition could lead to a reduction in our margins as well as other material adverse effects on our business, operations and financial condition.

Technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices.

The communications industry is subject to rapid and significant changes in technology. The introduction of new products or technologies, as well as the further development of existing products and technologies by our competitors, are blurring the distinctions between traditional and emerging telecommunications markets. This may reduce the cost or increase the supply of some services that are similar to the products we provide. Our most significant competitors in the future may be new entrants to the communications and information services industry. These new entrants may not be burdened by an installed base of existing equipment that may require updating or replacing. Our future success depends, in part, on our ability to anticipate and adapt to technological changes in a timely manner. Technological changes, the resulting competition from existing competitors or new entrants and the capital expenditure required to adapt to these changes could have a material adverse effect on our business, operations and financial condition.

The Office of Communications, or Ofcom, the UK regulatory authority, is encouraging new operators to build their own infrastructures to compete with BT. At the same time, BT is constructing a new, IP based network which it refers to as 21st Century network. At present, it is not clear how operators will connect with this network. There are currently no proposals as to how and at what level BT will charge for access to the network. Regulation has historically provided for the expansion of competition in the marketplace and the subsequent lowering of tariffs charged across the industry. However, there is no way to know what regulatory actions Ofcom and other governmental and regulatory agencies may take in the future. Individually and collectively, these matters could have both positive and negative effects on our business, some of which could materially and adversely affect our business, operations and financial condition.

Many of our competitors have superior resources, which could place us at a cost and price disadvantage.

Many of our existing and potential competitors have significant competitive advantages, including greater market presence, name recognition and financial, technological and personnel resources, superior engineering and marketing capabilities, more ubiquitous network reach, and significantly larger installed customer bases. As a result, many of our competitors can raise capital at a lower cost than we can, and they may be able to adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities (including regulatory changes) more readily, and devote greater resources to the development, marketing and sale of products and services than we can. Also, our competitors’ greater brand name recognition may require us to price our services at lower levels in order to win business. Our competitors’ financial advantages may give them the ability to reduce their prices for an extended period of time if they so choose. Many of these advantages are expected to increase with the recent trend toward consolidation by large industry participants.

Our revenue is concentrated in a limited number of customers.

A significant portion of our revenue comes from a limited number of customers. For example, 65.1% of our revenue for the year ended December 31, 2005 came from our ten top customers. The public sector generated 52.5% of our revenue and the FCO 12.4% of our revenue for the year ended December 31, 2005.

If we lose one or more of our major customers, or if one or more of our major customers significantly decreases use of our services, our business would be materially and adversely affected. Our future operating results will depend on the success of these customers and our other large customers, and our success in selling services to them. If we were to lose a significant portion of the revenue from any of our top customers, we would not be able to replace that revenue in the short term.

Historically, our attrition rate on enterprise revenue from existing customers has approximated one to two percent on an annual basis. The attrition rate in 2005 was higher than the historic attrition rate, primarily due to the loss of Royal Bank of Scotland and BT Global Solutions. We expect attrition rates to be lower in 2006 than 2005.

Our enterprise customer contracts do not provide for committed minimum levels of revenue or services purchased.

With few exceptions, our enterprise contracts do not provide for committed minimum prices or service usage thresholds. Moreover, many of them contain benchmarking or similar provisions permitting or requiring the periodic renegotiation or adjustment of prices for our services based upon, among other things, changes in market prices within the industry. Accordingly, we cannot assure you that, even with respect to enterprise customer contracts of significant duration, we will be able to maintain per-unit pricing or overall revenue streams at current levels. If unit pricing declines, and we are unable to sell additional services to such customers, or commensurately reduce costs, there could be a material adverse effect on our business, operations and financial condition.

Certain of our governmental enterprise customers periodically review our financial condition.

We continue to provide to and review with the UK Foreign & Commonwealth Office, or FCO, and OGCbuying.solutions periodic financial information about us and about our parent company. We regard these reviews as part of our ongoing cooperative relationship with some of our most important government customers. However, should the FCO or OGCbuying.solutions or other customers become concerned about our financial stability and therefore our ability to honor our contractual commitments, there may be a material and adverse effect on our business. While customers may not necessarily be able to terminate our contracts with them, they could simply choose not to use services and move to another telecommunications provider. Although we believe there are costs associated with established long-term customers moving services from GCUK to another provider, the FCO and OGCbuying.solutions had established contingency plans to transfer telecommunications services from GCUK to another provider or take the management of the service in-house at the time of our parent company’s bankruptcy. They could rely upon such contingency plans to assist them in the orderly transition of services. The reduction in, or cessation of, the use of our services or any of our major customers would have a material effect on our business.

Many of our most important government customers have the right to either terminate their contracts with us if a change of control occurs or to reduce the services they purchase from us.

Many of our government contracts contain broad change of control provisions that permit the customer to terminate the contract in the event that we undergo a change of control. A termination in many instances gives rise to other rights of the government customer, including, in some cases, the right to purchase certain of our assets used in servicing those contracts. Certain change of control provisions may be triggered when any lender (other than a bank lender in the normal course of business) or a noteholder or group of noteholders would have the right to control us or the majority of our assets upon any event, including upon bankruptcy. If the noteholders have the right to control us or the majority of our assets upon such event, it could be deemed to be a change of control of GCUK. In addition, if STT’s ownership interest in GCL falls below certain levels, it could be deemed to be an indirect change of control of GCUK. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—The Security Arrangement Agreement.” This could include a situation in which (assuming the sale or transfer of its equity interests or dilution thereof) STT sells or transfers all or a portion of the $250.0 million aggregate principal amount of mandatory convertible notes, or the mandatory convertible notes, issued by GCL concurrently with the completion of the offering of the notes. In addition, most of our government contracts do not include minimum usage guarantees. Thus the applicable customers could simply choose not to use our services and move to another telecommunications provider. If any of our significant government contracts are terminated as a result of a change of control or otherwise, or if the applicable customers were to significantly reduce the services they purchase under these contracts, we could experience a material and adverse effect on our business, operations and financial condition.

The covenants in our indenture restrict our financial and operational flexibility.

The indenture governing the notes limits our ability to, among other things: (1) incur or guarantee additional indebtedness; (2) pay dividends or make other distributions or repurchase or redeem our stock; (3) make investments or other restricted payments; (4) create liens; (5) enter into certain transactions with affiliates; (6) enter into agreements that restrict the ability of our material subsidiaries to pay dividends; and (7) consolidate, merge or sell all or substantially all of our assets. All of these limitations are subject to a number of important qualifications and exceptions set forth in the indenture. In addition, the indenture requires us annually to make an offer to purchase a portion of the notes at a purchase price equal to 100% of their principal amount using 50% of “Designated Cash Flow” from that period. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The notes are secured by liens on certain of our assets. A default under these financing agreements could allow the noteholders to accelerate our repayment obligations and foreclose on our assets, which would adversely affect our rights under other enterprise agreements.

Insolvency could lead to termination of certain of our contracts.

The lease to us by Network Rail (which owns the United Kingdom’s railway infrastructure) of fiber optic cable and ancillary equipment and our capacity purchase agreement with them which enables our use of the copper cable and PABXs comprise a key set of contractual documents in our relationship with Network Rail. The deed of grant is a related agreement that gives us wayleave rights until at least 2046 that permit us to maintain existing leased and owned fiber and network equipment and to lay new fiber and install new equipment, subject to specified payments to Network Rail. If we become insolvent, Network Rail becomes entitled, but not obligated, with certain exceptions, to terminate the lease, the capacity purchase agreement and the related deed of grant described above. Certain of our other enterprise contracts, including many of our government contracts, contain clauses entitling the counterparty to terminate should we become insolvent. Some of these contracts contain similar termination provisions that would apply if a direct or indirect parent company of us, including GCL, becomes insolvent. The loss of rights under the lease with Network Rail, the deed of grant, the capacity purchase agreement or any of the enterprise contracts containing similar termination provisions could have a material and adverse effect on our business, operations and financial conditions.

Slower than anticipated adoption by the industry of next generation products

While we are seeing an increasing rate of growth in demand for IP VPN MPLS products, or next generation products, this demand has not to date occurred at a level that has allowed us to take full advantage of the investments we have made in this technology. Although we believe demand will continue to grow, it may take us longer than we originally anticipated to recover our initial investment.

The operation, administration, maintenance and repair of our systems are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives.

Our telecommunications systems, and those of our parent, are subject to the risks inherent in large-scale, complex fiber optic telecommunications systems. The operation, administration, maintenance and repair of these systems require the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment located throughout the world. These systems may not continue to function as expected in a cost-effective manner. The failure of the hardware or software to function as required could render a cable system unable to perform at design specifications.

Each of our terrestrial systems has a design life of at least 20 years, while each of our parent’s subsea systems has a design life of generally 25 years. The economic lives of these systems, however, may be shorter than their design lives, and we cannot provide any assurances as to the actual useful life of any of these systems. A number of factors will ultimately affect the useful life of each of our systems, including, among other things, quality of construction, unexpected damage or deterioration and technological or economic obsolescence.

Interruptions in service or performance problems, for whatever reason, could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones. In addition, because many of our services are critical to our customers’ businesses, a significant interruption in service could result in lost profits or other loss to customers. Although we attempt to disclaim liability for these losses in our service agreements, a court might not enforce a limitation on liability under certain conditions, which could expose us to financial loss. In addition, we often provide customers with guaranteed service level commitments. If we are unable to meet these guaranteed service level commitments for whatever reason, we may be obligated to provide our customers with credits, generally in the form of free service for a short period of time, which could negatively affect our operating results.

Our parent company can influence us because it owns indirectly all of our common stock

Our parent company indirectly owns 100% of our share capital. Because our parent’s interests may differ from ours, actions our parent takes as a stockholder with respect to us may not be favorable to us or to our noteholders. Although we put into place upon the closing of the offering of the notes operational agreements to address the relationship between us and our parent, we remain somewhat dependent on the decisions regarding corporate strategies, our parent’s financial performance and other factors which may affect our parent as our sole stockholder. Also, the interests of our parent’s controlling stockholder, STT, may differ from ours. STT might impose certain strategic and other decisions on us through their control of our parent. We can offer no assurance that the interests of our parent or STT will not conflict with the interests of the noteholders regarding these matters.

In addition to our operational agreements, our parent company can influence what we do with available cash flow. For example, during 2003 and 2004, we periodically upstreamed a portion of our cash on hand and operating cash flow to our parent company and its affiliates to repay loans. Although we did not upstream any cash in 2005, we expect that our parent company will continue to use us as a source of funding, subject to the terms of the notes and applicable restrictions under English law, and that we will, if approved by our board of directors, continue to upstream available cash to fund our parent’s and its subsidiaries’ operations. The terms of the notes permit certain upstream payments including, subject to certain restrictions, upstreaming at least 50% of our operating cash flow, as defined in the indenture governing the notes.

Certain of our directors may have conflicts of interest because of their ownership of our parent’s stock

Some of our directors own or have options to purchase our parent’s common stock and participate in our parent company’s incentive compensation programs. This could create, or appear to create, potential conflicts of interest when our directors are faced with decisions that could have different implications for our parent than they do for us. Such directors will not be liable to us or our stockholders for a breach of any fiduciary duty as one of our directors by reason of the fact that our parent or any of its affiliates pursues or acquires a corporate opportunity for itself, directs a corporate opportunity to another person or such director does not communicate information regarding such corporate opportunity to us.

Our business may be disrupted due to the sharing of corporate and operational services with our parent, and these and other arrangements with our parent may not be sustained on the same terms.

We are a wholly owned, indirect subsidiary of our parent and have received, and will receive in the future, corporate and operational services from our parent and its affiliates. In connection with the offering of the notes, we entered into a series of agreements formalizing the agreements under which we receive these services. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Inter-company Agreements.” We rely, and will continue to rely, on our parent and its affiliates to maintain the integrity of these services. Under certain circumstances, the pricing formulas may change for these services and, in other instances, our parent may cease to provide these services, including by terminating the agreements on one year’s prior notice. In the event our parent discontinues providing these services, there can be no assurance that we could obtain them on the same terms. Moreover, deterioration in the financial situation of our parent may adversely affect our ability to operate due to our reliance on our parent and its affiliates in some of these areas. This could have a material and adverse affect on our business, operations and financial condition.

If any transfers of assets to us by our parent or its other subsidiaries are deemed to be fraudulent conveyances, we may be required to return such assets to our parent or its other subsidiaries.

If any transfers of assets to us by our parent or its other subsidiaries are found to be fraudulent conveyances, we may be required to return such assets to our parent or its other subsidiaries or may be held liable to our parent or its other subsidiaries or their creditors for damages alleged to have resulted from the conveyances. A court could hold a transfer to be a fraudulent conveyance if our parent or its other subsidiaries received less than reasonably equivalent value and our parent or its other subsidiaries were insolvent at the time of the transfer, were rendered insolvent by the transfer or were left with unreasonably small capital to engage in its business. A transfer may also be held to be a fraudulent conveyance if it was made to hinder, delay or defraud creditors. US courts have held that liabilities that are unknown, or that are known to exist but whose magnitude is not fully appreciated at the time of the transfer, may be taken into account in the context of a future determination of insolvency. This could make it very difficult to know whether a transferor is solvent at the time of transfer and would increase the risk that a transfer may be found to be a fraudulent conveyance in the future.

Terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business.

Significant terrorist attacks against the UK, the United States or other countries in which we or group companies operate are possible. Since telecommunications networks and equipment may be considered critical infrastructure, it is possible that our physical facilities or network control systems could be the target of such attacks, or that such attacks could impact other telecommunications companies in a manner that disrupts our operations. These concerns also could lead to volatility or illiquidity in world financial markets and could cause consumer confidence and spending to decrease or otherwise adversely affect the economy. These events could adversely affect our business and our ability to obtain financing on favorable terms. In addition, it is becoming increasingly difficult to obtain adequate insurance for losses incurred as a result of terrorist attacks at reasonable rates; in some cases, such insurance may not be available. Uninsured losses as a result of terrorist attacks could have a material adverse effect on our business.

Our onerous lease provision represents a material liability the calculation of which involves significant estimation.

We have engaged in restructuring activities, which require us to make significant judgments and estimates in determining restructuring charges, including, but not limited to, sublease income or disposal costs, length of time on market for abandoned rented facilities, and contractual termination costs. Such estimates are inherently judgmental and changes in such estimates, especially as they relate to contractual lease commitments and related anticipated third-party sublease payments, could have a material effect on the onerous lease liabilities and consolidated income statement. We continue to review our anticipated costs and third party sublease payments on a quarterly basis and record adjustments for changes in these estimates in the period such changes become known.

The calculation of our onerous lease provisions involves the estimation of receipts from subleases to third parties, including projections of material receipts from subleases to be entered into in the future. Although we believe these estimates to be reasonable, actual sublease receipts could turn out to be materially different than we have estimated.

Risk Related to the Notes and the Structure

Service of the debt represented by the notes requires a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

The ability to make payments on the notes and to fund planned operating and capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Similarly, many telecommunications companies, including our old parent company, have defaulted on debt securities and bank loans in recent years and had their equity positions eliminated in bankruptcy reorganizations. This history has led to limited access to the capital markets by companies in our industry. Our access to the capital markets may also be limited in the future if our parent were to become financially distressed.

We cannot assure our noteholders that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including payments required to service the notes. Nor can we assure our noteholders that we will generate sufficient cash flow to fund our other liquidity needs. The issuer may need to refinance all or a portion of its debt, including the notes, on or before maturity. The issuer cannot assure our noteholders that it will be able to refinance any of its debt, including the notes, on commercially reasonable terms or at all.

The noteholders should not rely upon funds from our parent company or its affiliates to service obligations under the notes.

We serve as a source of funding for our parent company and its affiliates. Prior to 2003, we incurred substantial amounts of inter-company indebtedness owed to our parent company and its affiliates. Since the second quarter of 2003, we have periodically made repayments on this indebtedness from our positive cash flow. Moreover, we upstreamed substantially all of the net proceeds of the offering of the notes, through repayment of debt or otherwise, to our parent company and its subsidiaries with the result that as at December 31, 2004 we had a zero inter-company debt balance.

We expect that our parent company will continue to use us as a source of funding, subject to the terms of the notes, and that we will continue to upstream available cash to fund our parent’s operations, subject to the restrictions in the indenture that governs the terms of the notes and English company law. This may happen in the form of loans or dividends or other distributions. In view of the losses which we have accumulated, it will not be possible for us to pay dividends to our shareholder, an indirect subsidiary of our parent, until these losses have been reduced to the extent of any available profit. It is anticipated, therefore, that we will not be in a position to pay dividends for some time, and any funds to be upstreamed to our parent would be made by us by way of an inter-company loan. To the extent that these amounts take the form of loans, we are subject to the risk that our parent company and its affiliates will be unable to repay these amounts. The ability of our parent to repay these amounts is predicated upon, among other things, its financial condition and solvency. In addition, under the terms of the indenture governing our parent’s mandatory convertible notes, loans that we make to our parent or its subsidiaries are required to be subordinated to the payment of their obligations to the holders of the mandatory convertible notes in the event of a default. Such subordination would restrict our ability to recover amounts under such inter-company loans during periods in which our parent would be experiencing financial difficulties. To the extent that these amounts take the form of dividends or other corporate distributions, there will be no obligation at all on the part of our parent company or its affiliates to repay these amounts. Although the terms of the notes restrict our ability to upstream amounts to our parent company and its affiliates in the future, these restrictions are subject to a number of important qualifications and exceptions that are described in the indenture governing the notes. The terms of the notes permit certain upstream payments including, subject to certain restrictions, upstreaming at least 50% of our operating cash flow, as defined in the indenture governing the notes.

Accordingly, we cannot assure our noteholders that we will have any access to funds from our parent company or its affiliates and the noteholders, therefore, should not rely upon funds from them to service obligations under the notes.

The restrictive covenants in the indenture governing the notes or future debt instruments may limit our operating flexibility. Our failure to comply with these covenants could result in defaults under the indenture and any future debt instruments even though we may be able to meet our debt service obligations.

The indenture governing the notes imposes significant operating and financial restrictions on us. These restrictions significantly limit, among other things, our ability to:

•	incur additional debt;

•	pay dividends;

•	repay junior debt;

•	sell assets;

•	make investments;

•	engage in affiliate transactions;

•	create liens; and

•	engage in some types of mergers or acquisitions.

Any future debt instruments may also contain similar or more restrictive provisions that may affect our ability to engage in certain transactions in the future. Although the indenture governing the mandatory convertible notes of our parent does not restrict us from engaging in transactions that are not restricted by the indenture governing the notes, the indenture for the mandatory convertible notes may be amended without the consent of the holders of our notes. It is possible that amendments to the indenture governing the mandatory convertible notes could restrict our operating flexibility or conflict with the provisions or covenants in the indenture governing the notes, which in each case could be in ways that are adverse to the noteholders.

The restrictions in the indenture governing the notes and such other restrictions could limit our ability to obtain future financing, incur capital expenditures, withstand a future downturn in our business or the economy in general or otherwise take advantage of business opportunities that may arise. If we fail to comply with these restrictions, our noteholders, or lenders under any future debt instrument, could declare a default under the terms of the relevant debt, even though we are able to meet debt service obligations and this could cause certain of our debt to become immediately due and payable. If our parent company or the guarantors of the mandatory convertible notes fail to comply with the terms of those notes, then the holders of those notes could declare a default. A declaration of default under the mandatory convertible notes would have a material adverse effect on our parent, and consequently, would be likely to have a material adverse effect on us.

If a creditor accelerated any debt, we cannot assure our noteholders that we would have sufficient funds available, or that we would have access to sufficient capital from other sources, to repay the debt. Even if we could obtain additional financing, we cannot assure our noteholders that the terms would be favorable to us. If we default on any secured debt, the secured creditors could foreclose on their liens. As a result, any event of default could have a material adverse effect on our business and financial condition and could prevent us from paying amounts due under the notes.

Holders of the mandatory convertible notes have certain rights relating to and affecting the notes.

A security arrangement agreement governs certain rights and obligations between holders of the mandatory convertible notes and the noteholders. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—The Security Arrangement Agreement.” An affiliate of STT is the current holder of all of the mandatory convertible notes. In particular, this agreement provides that the security documents for the notes are subject to a restriction on the exercise of remedies. Specifically, no noteholder nor anyone acting on a noteholder’s behalf can dispose of the issuer’s or our assets pursuant to an enforcement action unless:

•	all of our assets or all of the issuer’s assets, as the case may be, are sold;

•	the sale is for cash consideration payable at the closing of the transaction;

•	all claims of the holders of the notes are unconditionally released and discharged concurrently with that sale and all liens for the benefit of the holders are unconditionally released and discharged; and

•	the sale is made pursuant to a public auction or for fair market value (taking into account the circumstances giving rise to such sale) as certified by an independent, internationally recognized investment bank selected by the holders of the mandatory convertible notes.

These provisions may significantly limit the ability of a noteholder to realize value from a sale of the collateral.

The indenture governing the notes provides that if there is a payment default on or an acceleration of the notes, or in the case of certain enforcement events, then on giving not less than 10 business days’ notice, STT Communications Ltd (or one of its affiliates) for so long as it, together with its affiliates, holds not less than 50% of the then outstanding aggregate amount of the mandatory convertible notes may, but is not required to, purchase the notes from the noteholders at a price equal to 100% of principal amount of the notes plus accrued and unpaid interest.

The issuer is a subsidiary formed for the purpose of facilitating the issuance of the notes and has limited assets.

The issuer was formed as our wholly owned subsidiary for the purpose of facilitating the notes issuance. The issuer has no operations and does not serve as a holding company for any operating subsidiaries. The inter-company loan resulting from the issuer’s upstreaming to us of the gross proceeds of the offering of the notes is the issuer’s only significant asset. As such, the issuer will be wholly dependent upon us to make payments on the inter-company loan or to make other funding arrangements in order for it to pay amounts due on the notes.

A significant portion of our assets will not be pledged in favor of the notes and the collateral securing the notes, and the guarantee may be diluted under certain circumstances. The value of the collateral securing the notes and the guarantee may not be sufficient to satisfy our obligations to our noteholders.

The notes will be secured by certain of our assets and the assets of the issuer, including the capital stock of the issuer, but a significant portion of our assets will not serve as collateral for the notes. In particular, we will not pledge:

•	certain parts of the network leased by us, including any telecommunications cables and other equipment under a finance lease with Network Rail under which we lease approximately 23% of our lit fiber (calculated by fiber kilometers);

•	any rights, title, interest or obligations under certain specified excluded contracts, including (i) any contracts in which our counterparty is a UK governmental entity and (ii) any contract in which our counterparty is a contractor or subcontractor to a UK governmental entity (these excluded contracts include those with the FCO, OGCbuying.solutions and other important customers);

•	any equipment or assets owned by us located on the premises of the parties to excluded contracts and any equipment or assets used exclusively by us in connection with the provision of services and the performance of obligations under such contracts;

•	property that we have pledged to Camelot in connection to our relationship with them and any equipment subject to our contract relating to Freenet; or

•	any contract or agreement (or rights or interests thereunder) which, if charged, would constitute a breach or default or result in the invalidation or unenforceability of any rights, title or interest of the chargor under such contract or agreement.

Because these exceptions to the pledge mean that security will not be given over all or substantially all of our assets, the collateral agent will not be able to appoint either an administrative receiver or an administrator via an out of court procedure. These options would likely otherwise have been available under applicable English insolvency law.

Moreover, the collateral that secures the notes and the guarantee may also secure additional debt to the extent permitted by the terms of the indenture governing the notes, including additional notes governed by the indenture. The rights of the noteholders to the collateral would be diluted by any increase in the debt secured by the collateral, including debt represented by additional notes issued under the indenture.

We have entered into a five-year cross-currency interest rate swap transaction with an affiliate of Goldman, Sachs & Co. to minimize exposure to any dollar/sterling currency fluctuations related to interest payments on the dollar-denominated ($200 million) notes. The swap transaction converts the US dollar currency rate on interest payments to a specified pound sterling rate. At December 31, 2005 there was an unrecognized asset of £1.7 million on the swap. In connection with the swap transaction, the affiliate of Goldman, Sachs & Co. was granted a security interest in the collateral securing the notes ranking equally with the security interest of the noteholders. The security interest secures all obligations owed to the affiliate of Goldman, Sachs & Co. if a default occurs on the swap transaction or if the swap transaction is terminated. Depending on prevailing currency exchange rates, these obligations may be substantial. Any proceeds resulting from the exercise of security interests in the collateral will be shared pro rata among it and the noteholders.

The value of the collateral and the amount to be received upon a sale of such collateral will depend upon many factors including, among others:

•	the condition of the collateral;

•	the ability to sell the collateral in an orderly sale;

•	factors then affecting the telecommunications industry;

•	the condition of the economy;

•	the availability of buyers;

•	the time at which the collateral is sold; and

•	the market price for assets that are similar to the collateral.

By their nature, portions of the collateral, including pledged capital stock of the issuer and real property and real property rights, may be illiquid and may have no readily ascertainable market value. In addition, a significant portion of the collateral consists of assets that may only be usable, and thus retain value, as part of our existing operating business. For example, although the collateral includes the portion of our fiber optic cable network that we own and that we are not prohibited by contract to pledge, it does not include the portion of our fiber optic cable network that is subject to the lease from Network Rail. And although the collateral includes certain of our premises and other equipment that we are not prohibited by contract to pledge, it does not include such equipment that is subject to a right to purchase by certain of our government agency end-users. Accordingly, any such sale of the collateral separate from the sale of certain operating businesses may not be feasible or of significant value. To the extent that holders of other secured debt or third parties enjoy liens (including statutory liens), whether or not permitted by the indenture, such holders or third parties may have rights and remedies with respect to the collateral securing the notes and the guarantee that, if exercised, could reduce proceeds available to satisfy the obligations under the notes and the guarantee.

The ability of the collateral agent to foreclose on the secured property may be limited.

Bankruptcy law could prevent the collateral agent on behalf of the holders of the notes from repossessing and disposing of the collateral if an event of default occurs if we or the issuer or its or our creditors commence a bankruptcy proceeding before the collateral agent repossesses and disposes of the collateral. Under bankruptcy laws in certain jurisdictions, including the United States, secured creditors such as the holders of the notes are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. It is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, and to what extent such payments would be made, and whether or when the collateral agent could repossess or dispose of the collateral or whether or to what extent a holder of the notes would be compensated for any delay in payment or loss of value of the collateral.

The noteholders may have difficulty enforcing their rights against the issuer, us or the issuer’s or our directors and officers.

The issuer is, and we are, incorporated under the laws of England and Wales. Most of the issuer’s and our directors and executive officers are not US residents and almost all of the issuer’s and our assets and most of the assets of the issuer’s and our directors and executive officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the issuer, us and most of the issuer’s and our directors and executive officers or to enforce against the issuer, us or the issuer’s or our directors and executive officers judgments obtained in US courts predicated upon civil liability provisions of US federal securities laws.

We may not have the ability to raise the funds necessary to finance a change of control offer if required by the indenture.

Upon the occurrence of a change of control, as defined in the indenture, the issuer will be required to make an offer to purchase the notes at a price in cash equal to 101% of their aggregate principal amount, plus any accrued and unpaid interest to the date of repurchase. Events involving a change of control may result in an event of default under any other debt that may be incurred in the future. This could result in an acceleration of the payment of that debt as well. We cannot assure our noteholders that the issuer would have sufficient resources to repurchase the notes or pay its obligations under the notes or that we would have sufficient resources to do so if the debt under any other future debt were accelerated upon the occurrence of a change of control. If a change of control occurs at a time when we or the issuer are prohibited from purchasing the notes under any other debt agreements, we or the issuer could seek the consent of any lenders to purchase the notes or could attempt to refinance the borrowings that prohibit our repurchase of the notes. If we or the issuer do not obtain that consent or repay the borrowings, the prohibition from purchasing the notes would remain. In that case, failure to repurchase any of the tendered notes would constitute an event of default under the indenture, which would likely cause a default under any other indebtedness.

We could be substantively consolidated into a bankruptcy proceeding with our parent company or its subsidiaries if it were to seek protection from its creditors in bankruptcy.

Substantive consolidation is a doctrine used by courts in the United States to treat the assets and liabilities of different, but related, entities as though a single merged entity held those assets and liabilities in order to ensure the equitable treatment of all creditors. Under existing case law, application of the doctrine of substantive consolidation does not affect the interests of secured creditors in the collateral securing their claims. The case law applying the doctrine generally states that courts should use it sparingly because of the inequities that could result from its application, including the harm its invocation could cause to creditors who relied on the separate legal existence of any of the entities being consolidated in extending credit to that entity.

Different courts purport to follow different tests in the application of the doctrine, but in the majority of jurisdictions, the application of the doctrine is fact intensive and requires the consideration of factors, among others, such as whether creditors relied on the separate legal existence of one of the entities sought to be consolidated in extending credit and the manner in which the entities conducted themselves, both as a legal matter (for example, whether corporate formalities were followed) and as a business matter (for example, whether the entities held themselves out as separate and distinct entities instead of a single, integrated business entity). Other jurisdictions also consider, among other things, whether the benefits of consolidation to the combined creditor pool outweigh the harm that consolidation may cause.

If our parent company were the subject of voluntary or involuntary bankruptcy proceedings in the United States, it and its other subsidiaries and their creditors could seek to have a US court substantively consolidate our assets and liabilities with those of our parent company and its other subsidiaries. Based on existing facts, we believe that any effort to substantively consolidate us with our parent company or its other subsidiaries would be without merit. However, as the application of the doctrine is fact-intensive, such applications may take into account both facts existing as of the date of this annual report and subsequent facts (such as the manner in which the legal affairs of our parent and its subsidiaries are conducted). If a US court were to substantively consolidate us with our parent company or its other subsidiaries and, in the event that:

•	the claims of the holders of the notes were undersecured; or

•	the court held that the substantive consolidation would not give effect to the security interests and liens in favor of the notes to the same extent (or at least not to a lesser extent) as such security interests and liens would have been enforced without consolidation, then there could be a material adverse effect on our ability to make payments on the notes.

Noteholders may have difficulty enforcing their rights across multiple jurisdictions.

The issuer is incorporated under the laws of England and Wales, as are we, the guarantor for the notes. Our parent company is incorporated under the laws of Bermuda and has substantial ties to the United States and its other subsidiaries are incorporated in various jurisdictions. In the event that any one or more of us, the issuer, our parent company or any of its subsidiaries experiences financial difficulty, it is not possible to predict with certainty the jurisdiction or jurisdictions in which insolvency or similar proceedings would be commenced or the outcome of such proceedings.

If a bankruptcy, insolvency or similar event occurs, there could be proceedings involving our parent company or its subsidiaries in England, Bermuda, the United States or elsewhere and it is possible that we and the issuer could be made a part of these proceedings. Multi-jurisdictional proceedings are likely to be complex and costly for creditors and otherwise may result in greater uncertainty and delay regarding the enforcement of the noteholders’ rights. The rights of the noteholders under the notes and the guarantee could be subject to the insolvency and administrative laws of several jurisdictions, and therefore we cannot assure noteholders that they will be able to effectively enforce their rights in such complex multiple bankruptcy, insolvency or similar proceedings.

In addition, the bankruptcy, insolvency, administrative and other laws of these various jurisdictions may be materially different from, or be in conflict with, one another and those with which noteholders may be familiar, including in the areas of the rights of creditors, the priority of governmental and other creditors, the ability to obtain post-petition interest and the duration of the proceedings. These laws may also not be as favorable to the interests of the noteholders as the laws with which they may be familiar. The application of these laws, or any conflict among them, could call into question whether any particular jurisdiction’s laws should apply and could adversely affect the ability of the noteholders to enforce their rights under the notes and the guarantee in the relevant jurisdictions or limit any amounts that they may receive.

English insolvency laws may limit the ability of the noteholders to recover amounts due on the notes and the guarantee.

Because we and the issuer are UK-registered corporations and our respective centers of main interest (as defined in the European Insolvency Regulations) is England, any insolvency proceedings by or directed against us or the issuer are likely to be pursuant to English laws (although, as mentioned in “—Noteholders may have difficulty enforcing their rights across multiple jurisdictions” we cannot exclude the possibility that, given our parent company’s ties to the United States, the US bankruptcy jurisdiction might apply). Due to the nature of English insolvency laws, the claims of the noteholders against the issuer and, under the guarantee, against us, and their ability to protect their interests will be affected in a different manner and by different factors than they would be under US bankruptcy law. Although both systems have as a basic principle the fair distribution of a company’s assets among its creditors, there are differences between the two systems. Creditors who benefit from a fixed charge may be able to realize the relevant asset by the appointment of a receiver. The charge securing the notes is a fixed charge over certain assets and a floating charge over certain of the other assets.

Under English law, certain claims receive priority over claims secured by way of a floating charge, including contributions to occupational pension plans, salaries owed to employees, and administration and liquidation expenses. Obligations owed to the HM Revenue & Customs, or HMRC (into which Her Majesty’s Customs and Excise merged), rank alongside all other unsecured creditors of an insolvent company.

Where the property of a company is subject to a floating charge and the company enters into a formal insolvency process, the insolvency practitioner is obligated to “ring-fence” a proportion of assets covered by that floating charge for distribution to that company’s unsecured creditors. Such proportion will not be available for distribution to holders of a floating charge over those assets except to the extent that the amount exceeds the amount required to satisfy unsecured debts. The proportion which will be set aside is 50% of the first £10,000 and 20% of property exceeding £10,000, to a maximum ring-fenced amount of £600,000.

Under the relevant English insolvency statute, the English courts may, on an application by the company or one or more creditors, make an administration order in respect of an English company if the court is satisfied that the company is or is likely to become “unable to pay its debts.” The court must be satisfied that one of the statutory objectives specified in the legislation may be met by the making of the order: an administrator must perform his functions with the objective of rescuing the company as a going concern; or achieving a better result for the company’s creditors as a whole than would be likely if the company were wound up (without first being in administration); or realizing property in order to make a distribution to one or more secured or preferential creditors. During the administration, no proceedings or other legal process may be commenced or continued against the debtor, except with the leave of the court or the consent of the administrator. If either we or the issuer were to commence administration proceedings, the notes and the guarantee could not be enforced while in administration without having obtained such permission.

The holder of a floating charge relating to the whole or substantially the whole of the company’s property, or the company itself or its directors may place a company into administration using an out-of-court procedure. The trustee will not hold such a charge, will not be entitled to commence an administration out of court and will not be given prior notice of the making of, or an intention to make, an administration order.

Transactions entered into by the company during certain time frames before the commencement of insolvency may be set aside or adjusted in certain circumstances.

A company enters into a transaction with a person at an undervalue if, at a time in the period of six months ending with the onset of the insolvency of a company (or at a time in the period of two years ending with the onset of the insolvency of the company if the transaction is with a person with specified affiliations with the company):

•	the company makes a gift to that person;

•	the company enters into a transaction with that person on terms that provide for the company to receive no consideration; or

•	the company enters into a transaction with that person for a consideration the value of which, in money or money’s worth, is significantly less than the value in money or money’s worth of the consideration provided by the company.

An administrator or liquidator of the company may apply to the court where there is shown to have been a transaction at an undervalue, and the court may make an order to restore the position to what it would have been if the company had not entered into the transaction (unless the court is satisfied that the company that entered into the transaction did so in good faith and for the purpose of carrying on its business, and that, at the time it did so, there were reasonable grounds for believing that the transaction would benefit the company).

If there has been a transaction at an undervalue and it can be shown that the transaction was undertaken in order to put the company’s assets beyond the reach of a potential creditor (otherwise known as a transaction defrauding creditors), it is also possible for an administrator or liquidator, or any other person who has been the victim of the transaction, to make an application to the court. There is no time limit for such an application. In such circumstances, the court may make such order as it thinks fit to restore the rightful position.

If the liquidator or administrator can show that a company has given a “preference” to any person at a time in the period of six months ending with the onset of liquidation or administration (or at a time in the period of two years ending with the onset of the insolvency of the company if the preference is to a person with specified affiliations with the company) and, at the time of the preference, the company was technically insolvent or became so as a result of the preferential transaction, a court has the power, among other things, to void the preferential transaction.

For these purposes, a company gives preference to a person if that person is one of the company’s creditors (or a surety or guarantor for any of the company’s debts or liabilities) and the company takes an action that has the effect of putting that person into a position which, in the event of the company going into insolvent liquidation, will be better than the position that person would have been in if that action had not been taken. The court may not make an order avoiding a preferential transaction unless it is satisfied that the company was influenced by a desire to put that person in a better position. If a court were to find that payments on the notes or the guarantee are preferences, this provision of English law may lead to an adjustment of our and the issuer’s obligations in relation to the notes.

Where a floating charge is created in favor of any person at a time in the period of twelve months ending with the onset of that company’s insolvency (or at a time in the period of two years ending with the onset of that company’s insolvency if the charge is given in favor of a person with specified affiliations with the company), that floating charge is invalid except to the extent that it has received valuable consideration in return for creating the charge. However, the collateral agent could not appoint an administrator out of court but instead would have to apply to the court to have an administrator appointed. This is because the exceptions to the pledge mean that security will not be given over the whole or substantially the whole of our assets. For the same reason, the collateral agent could not appoint an administrative receiver under the capital markets exception to the prohibition of appointment of an administrative receiver in the UK Insolvency Act 1986. The security documents therefore do not contain provisions dealing with the appointment of an administrator out of court or an administrative receiver.

Under English insolvency law, any debt payable in a currency other than pounds sterling (such as US dollars, in the case of certain of the notes and the guarantee) must be converted into pounds sterling at the “official exchange rate” prevailing on the date when the debtor went into liquidation. The “official exchange rate” for these purposes is the middle market rate at the Bank of England as published for the date in question or, if no such rate is published, such rate as the court determines. Accordingly, if we or the issuer are insolvent, holders of the dollar-denominated notes may be subject to exchange rate risk between the date that the issuer or we went into liquidation and receipt of any amounts to which such holders of notes may become entitled.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are one of the leading UK providers of managed network communications services. We are an indirect, wholly owned subsidiary, and the principal UK telecommunications business, of Global Crossing. We have a strong and established enterprise customer base, including over 100 UK government departments, as well as information technology systems integrators, rail sector customers and major corporate clients. We provide our enterprise customers with a range of services generally tailored to their specific requirements. Revenue from enterprise customers with whom we have a multi-year contractual relationship provided 84.8% of our revenue in 2005 and, in total, enterprise customers represented 92.2% of our revenue in 2005. We also provide carrier services to national and international communications service providers. The data services we provide to our carrier customers represented 7.2% of our revenue in 2005, while voice services provided to carrier customers represented 0.6% of our revenue.

We operate the most extensive fiber optic network in the UK after BT and Cable and Wireless, reaching within two kilometers of 64% of UK central business delivery addresses as tracked by Royal Mail. Because of our network’s reach and capacity, we believe that we are well positioned to take advantage of new business opportunities with modest incremental capital expenditure.

Despite an economic downturn and a challenging telecommunications spending environment, we have been able to achieve relative financial stability through our significant contract-based recurring revenue stream, strong product and service suite and strong customer relationships. Our financial results for the year ended December 31, 2005 included revenue of £239.5 million, EBITDA of £65.5 million (amounting to an EBITDA margin of 27.3%) and net cash provided from operating activities less capital expenditure of £28.2 million.

The company was incorporated on April 25, 1990 as a limited company under the laws of England and Wales. Global Crossing (UK) Finance Plc, our finance subsidiary and the issuer of the notes, was incorporated on October 22, 2004 as a limited company under the laws of England and Wales. The address of our registered office is 1 London Bridge, London SE1 9BG, England and our telephone number is +44 845 000 1000. The address of the registered office of our finance subsidiary is 1 London Bridge, London SE1 9BG, England.

Ownership and History

Racal, BR Telecommunications and Frontier

We originated as the network services arm of Racal. Racal began operations in fixed line communications in 1988 when the UK government awarded it the contract to establish and maintain the Government Data Network. Through this contract, Racal’s network services business provided managed voice and data services and other communications offerings to numerous UK government departments.

As the volume of this business increased, it made commercial sense for Racal to own its own network infrastructure and assets, allowing it to lower its cost base and provide a platform to offer more advanced services at improved margins. In December 1995, Racal acquired BR Telecommunications, one of the companies that emerged out of the UK railway privatization process. BR Telecommunications owned the rights and assets that Racal considered necessary to create a viable telecommunications company based on the fiber network originally created for the UK national railway, together with associated contracts.

Acquiring BR Telecommunications provided Racal with the opportunity to manage a substantial communications network infrastructure. It also allowed Racal to extend this infrastructure on a cost-effective basis through its long-term wayleave rights over the land of the British Railways Board as well as Network Rail, then called Railtrack, that was the new operator of the national railway infrastructure (although not the trains themselves). In addition, BR Telecommunications brought to Racal a series of medium- and long-term contracts for services provided to the newly privatized national railway infrastructure, as well as to the train operating companies, or TOCs. The addition of these customer contracts significantly increased Racal’s telecommunications customer base.

Leveraging its network assets, Racal was able to market and deliver advanced managed network services to a growing range of customers, while retaining its core focus on the government and rail sectors. Meanwhile, our old parent company was building the world’s largest integrated IP network, based on fiber-optic technology. As part of its overall strategy, our old parent acquired us in November 1999. In addition, as part of our old parent’s acquisition of Frontier Communications in September 1999, we acquired Frontier’s UK businesses, including the termination of national and international voice services, which now constitutes part of our business.

B.	Business Overview

Business Strategy

Our strategy is to capitalize on the expected growth in demand for complex, converged IP, managed telecommunications services and capacity while maintaining our recurring revenue stream and stable margins:

•	Focus on managed services and solutions to enterprise customers. Our primary focus is on further developing our managed service business by maintaining and growing revenue from our existing enterprise customer base and adding new customers, which we believe will allow us to preserve a recurring revenue stream with stable margins. The delivery of complex and tailored managed services and solutions under long-term contracts allows us to become an integrated and embedded component of our customers’ telecommunications requirements. Our strategy is to maintain revenue from enterprise customers at over 80% of total revenue.

•	Leverage embedded infrastructure and existing customer relationships. We benefit from a large existing customer base, which provides us with a potential market for additional revenue streams. We intend to increase our revenue from existing customers both by selling increased volumes of the services we currently offer (for example, by growing the number of end-users at customer sites and increasing the network capacity at those customer sites) and by introducing new services in the future, including IP-based services. For a number of our customers, we have invested in developing customer-specific services and solutions and we have also upgraded customer premises equipment, including routers, switches and handsets. We believe this investment and the depth of our involvement in our customers’ businesses reduces churn and provides the basis to offer additional services to our existing customers at lower incremental costs and, we believe, improved margins. By purchasing these additional services from us, our customers are able to avoid the disruption risks associated with adding a new telecommunications provider.

•	Migrate technology to IP-based services. Current technology allows us to provide integrated voice and data services over a single IP-based platform. We have commenced, and intend over the next three years to complete, the migration of our entire customer base from legacy voice and data services to IP-based services, including IP-based virtual private networks, or IP VPN, and voice over IP, or VoIP, which will allow us to provide converged voice and data services. We have developed a platform that integrates voice, data and video services on a fully converged basis. We anticipate that these initiatives will increase our total revenue and enable us to realize network operating efficiencies by allowing us to introduce new data and voice services, and provide those services to our customers at lower unit costs than they currently pay for legacy services.

•	Build cooperative sales efforts with systems integrators and others. We deliver new products and enhance our sales penetration through cooperative approaches with systems integrators, network suppliers, equipment manufacturers and other parties. We believe we are an attractive partner for such parties due to our network reach, our experience in the provisioning of managed services and solutions and our IP capabilities. These parties assist us in securing new customers and allow us to bundle our services with their equipment or applications. We currently cooperate with a number of companies, including Siemens, Ericsson, Fujitsu, Lockheed Martin and Steria.

•	Continue to manage cost of access and control operating expenses. We intend to continue to manage our cost of access by taking advantage of regulatory developments and we actively participate in their further development. In addition, we are focused on improving network optimization, including new access technologies such as digital subscriber line, or DSL, and wireless, which will provide lower cost of access for specific applications. Over the past few years, we have reduced our cost of access expense to its current level of 30.0% of revenue for the year ended December 31, 2005. In addition, we intend to continue our strategy of reducing maintenance costs, implementing systems enhancements and improving the efficiency of resource use. These strategies include, for example, billing enhancements, network inventory management, order handling and trouble ticket management improvements.

Services Offered

We provide a wide range of telecommunications services, including voice, data and IP services, to government and other public sector organizations, major corporations and other communications companies.

Enterprise Services

In general, we provide enterprise customers with a range of managed services that typically are complex in character and we often tailor them to address these customers’ specific data networking requirements. We also supply basic and advanced voice services, including national and international direct dial, teleconferencing and non-geographic number services (for example, toll-free services). We frequently bundle our telephone services with data services and supply them on a competitive basis with customized tariff structures.

We provide both traditional voice and managed data services and IP-based services. The components of our traditional voice and data communications services consist of the following products:

•	Managed services. We provide managed data and voice services, offering all of the benefits of a private corporate telecommunications network, with full management of the network infrastructure, including technology refreshes, security and maintenance. We offer a range of data services, public switched telephone voice services and extension calling across multiple sites. Our managed data and voice services offer 24-hour network monitoring, fault reporting and competitive service level agreements, or SLAs.

•	Data connectivity through access to our national ATM, frame relay and IP networks. While ATM and Frame-relay services have often been bundled with our other products, and customers have been able to purchase these directly we are driving towards a truly converged IP based services platform. We have built and are maintaining a high speed multi service MPLS/IP core network with full end to end support for Class of Service, or CoS, and Quality of Service, or QoS. This is enabling us to offer IP based services such as IP-VPN, VoIP and IP Video delivered over a single access loop to our customers, whether direct or bundled with an end to end managed solution. Our implementation of a high speed MPLS core along with IP CoS/QoS and associated service level agreements, or SLAs, provide a high level of performance, making it ideal for customers such as government, financial, media and entertainment organizations.

•	Leased lines and international private leased lines. We provide both domestic private leased lines and international private leased lines. Our private leased lines provide point-to-point capacity on a cost-effective basis with security and 24-hour availability. Our international private leased lines, provided by means of trading agreements with our parent, provide cost-effective service, uncompromised security and 24-hour availability. Both our domestic private leased lines and our international private leased lines are suitable for voice, video and data transmission.

•	Direct dial voice services. We provide direct dial voice calling to fixed geographic and non-geographic numbers in the UK and international locations. We also provide routing and delivery of calls over our own voice transmission network and with links to outside voice transmission networks to support these services.

The components of our IP-based services include IP VPN and certain prospective services, including VoIP and IP Video:

•	IP VPN. IP-VPN is the corner stone of our converged service offering. It provides customers with a secure connection between their offices, business partners and customers within a virtual private IP network consisting of intranets and extranets running over our backbone. This allows customers to send both traditional data as well as VoIP and IP Video, and any other IP based service between sites and/or the public telephony network. This is possible through our implementation of CoS/QoS and associated SLAs, to ensure that the VoIP, video and data traffic is correctly handled within the customer’s network. Through our flexible billing capabilities we can provide efficient charging schemes such that customers only pay for the traffic they send rather than the fixed bandwidth required in traditional implementations of data, voice and video networking.

•	VoIP. VoIP enables cost effective transport of voice over our IP network. Currently customers using our IP VPN products have the benefit of transferring voice as data over their IP VPNs. With VoIP functionality, however, a customer is be able to transfer voice as data over our IP network to third parties when using our managed voice or direct dial services.

•	IP Video. We offer IP Video point-to-point connectivity over our IP network, enabling such applications as video conferencing from the desktop.

Carrier Services

Our capacity sales consist of sales to other network operators and communications providers of IP transit, structured capacity, wavelengths and private lines. We also sell wholesale voice services that include carrier voice service, “One Rate” service, carrier pre-select and non-geographic numbering to carriers. We currently provide capacity, dark fiber and empty fiber ducts to third parties pursuant to indefeasible right to use agreements, or IRUs.

Our Carrier data services include:

•	Structured capacity. Structured capacity service offerings encompass point-to-point connectivity and maintenance services for which we charge annual service fees.

•	Wavelengths. Wavelengths (usually 2.5 Gbit/s or 10 Gbit/s) have recently become a popular product for carriers looking to acquire large quantities of capacity.

•	Private Line. “Global Crossing Private Line” is a basic connectivity, structured capacity service allowing customers to build private networks and carry a full range of their business-critical applications.

•	Capacity, dark fiber and empty duct IRUs. We sell the right to use capacity on our network which can take the form of structured capacity, dark fiber or space in empty fiber ducts on our terrestrial networks.

•	IP Transit. The “IP Transit Service” offers international carriers and internet service providers, or ISPs, wholesale internet connectivity to all worldwide domains.

In addition to our carrier data services, we provide the following carrier voice services:

•	Carrier Voice Service. Carrier voice service is a service that offers wholesale voice call completion to most destinations throughout the world (whether on a fixed or mobile network). We will be adding a hosted VoIP service to carriers. We expect this offering to be introduced by the end of the second quarter of 2006.

•	One Rate. Our “One Rate” service is a special pricing and billing option allowing customers to terminate very significant volumes of voice traffic to pre-determined UK fixed destinations for a single monthly charge.

•	Carrier Pre-Select. Carrier pre-selection enables carrier customers to automatically pre-select us as a carrier of choice for voice traffic without the need to create their own network infrastructure or links into our network. We provide these services through a web-based interface.

•	Non-geographic Numbering. Our non-geographic number service provides our customers with the ability to offer toll-free local or national rate access for most western European nations, such as 1-800 services.

Collaboration Services

We offer a full range of collaboration services, including the audio, video and Web conferencing services described below.

Videoconferencing Services: These services provide video over IP and ISDN platforms, using multipoint bridging to connect multiple sites. Our iVideoconferencingSM offering sends ISDN calls onto our IP network, minimizing dependence on international ISDN lines for superior quality, reliability and cost savings. Enhanced options available with our videoconferencing services include scheduling, recording and hybrid meetings that combine our audio and video services.

Audio Conferencing: Ready-Access® is our on-demand/reservationless audio conferencing service with toll free access in key business markets worldwide. Event Call provides highly reliable, operator assisted, full-service conference calls. Participants can access this service by dialing in on either a toll or a toll-free number, or by being dialed out to by an operator. This service is suitable for as few as three or up to thousands of participants. Enhanced service options include PostView® conference playback, taping/transcription service, translation services and on-line participant lists.

Web Conferencing: Ready-Access Web Meeting is fully integrated with Ready-Access audio conferencing for on-demand collaboration, allowing customers to manage their calls on-line, change account options, share presentations with participants, and record entire meetings, including visuals. eMeeting is a full-featured Web conferencing application that allows customers to collaborate and share documents, presentations, applications, data and feedback with polling and instant messaging features.

Customers

We have two types of customers: enterprise customers and carrier customers (including mobile network operator customers). Revenue from enterprise customers and carrier customers represented 92.2% and 7.8%, respectively, of our total revenue in 2005.

Enterprise Customers

Since November 1999, the majority of our revenue has derived from UK government departments and rail transport agencies. Over time, we have experienced growth through a number of sources including the expansion of existing government relationships, such as technology refreshes and capacity upgrades, and the signing of new customers. Our enterprise revenue was £236.5 million in the year ended December 31, 2004 and £220.9 million in the year ended December 31, 2005.

Our managed service portfolio helps ensure that we retain our integrated partner status with all key customers as they develop and deploy their telecommunications strategies. Our customers are typically large organizations with significant annual telecommunications budgets that, along with the long-term nature of the contracts, provide us with significant recurring revenue.

We derived 56.9% of our enterprise revenue for the year ended December 31, 2005 from public sector clients, including the Foreign & Commonwealth Office, the British Council, OGCbuying.solutions (Managed Telecom Service), HMRC (through our relationship with Fujitsu) and the Department for Work and Pensions, or DWP.

We have three types of government contracts:

•	direct contracts with governmental departments;

•	indirect contracts through systems integrators with governmental departments; and

•	framework agreements, including our agreement with OGCbuying.solutions, the UK government’s central purchasing agency (part of Her Majesty’s Treasury), under which various UK government agencies can contract for our services through a central governmental body.

Our second largest group of customers, which contributed 25.4% of enterprise revenue for the year ended December 31, 2005, were enterprise organizations outside the rail industry. This group included Camelot, Lockheed Martin and Taylor Woodrow for 2005.

Our other significant group of customers, generating 17.8% of enterprise revenue for the year ended December 31, 2005, is the rail industry. This group includes Network Rail, Virgin Rail, National Express Group, South West Trains, English, Welsh and Scottish Railways and many other TOCs.

Our top six enterprise customers by revenue for the year ended December 31, 2005 were OGCbuying.solutions (Managed Telecom Service), Foreign & Commonwealth Office, Camelot, HMRC (through our relationship with Fujitsu), EDS (Her Majesty’s Prisons) and Network Rail, which in aggregate generated 54.3% of our enterprise revenue for the year ended December 31, 2004 and 57.9% of our enterprise revenue for the year ended December 31, 2005.

We provide a portion of our services to the public sector and enterprise organizations outside the rail industry through systems integrators that include EDS, Fujitsu and Lockheed Martin. This channel represented 25.1% of our enterprise revenue in 2005, including 22.0% of our revenue from public sector clients and 3.1% of our revenue from enterprise organizations outside of the rail industry.

Certain of our principal customer relationships in 2005 included:

Enterprise Customers	Initial Contract Length/Term(1)

British Council	7

Camelot (National Lottery)	7

EDS (Her Majesty’s Prisons)(3)	12

Foreign & Commonwealth Office	10

Fujitsu (Her Majesty’s Customs and Excise)(3)	10

Fujitsu (Magistrates Courts/Libra)(3)(5)	3

Lockheed Martin(4)	7 years, 3 months

Network Rail	5

OGCbuying.solutions (Managed Telecom Service)(2)	12

Train Operating Companies	Various

(1)	The remaining life of these contracts may be significantly shorter than the initial contract length/term reflected in this table.

(2)	This framework contract contains a clause that permits end-users (the government agencies and departments that agree to purchase our services under this framework contract) to terminate after a three-year period. The framework contract was for an initial term of 10 years. This term was extended in May 2004 by 2 years.

(3)	We provide these services to systems integrators, which large organizations typically use to coordinate and manage the outsourcing of, among other things, their telecommunications services. For these contracts, we act as a subcontractor to the systems integrator who holds the contract with the entity noted in parenthesis.

(4)	In February 2005, this contract was extended until March 31, 2011.

(5)	The Magistrates Courts/Libra contract was for an initial term of three years from November 2000. It has been extended until March 2007.

	December 31,
	2004	2005
Enterprise Revenue from Top 20 Customers(1)	£187.7	£178.2
Other Enterprise Revenue(1)	48.8	42.7

Total Enterprise Revenue(1)	£236.5	£220.9

(1)	This revenue is based on historical information and does not necessarily indicate future revenue-generating capability. Few of our contracts provide for a minimum committed or threshold revenue stream or usage base and, accordingly, it is not possible to predict the future revenue that will be generated from our contracts. Revenue shown above excludes carrier figures which constituted £34.0 and £18.6 million for each of the years ended December 31, 2004 and 2005.

In 2005, we entered into 742 new enterprise customer contracts and have added 56 new enterprise customers. Examples of these new customers include Taylor Woodrow, for which we are providing a nationwide IP VPN and the Forestry Commission for which we are supplying a nationwide IPVPN and managed voice services through our GTC framework agreement.

We provide our managed voice and data services largely via multi-year contracts which provide a recurring revenue stream. Revenue from enterprise customers with which we have a multi-year contractual relationship represented 84.8% of our revenue in 2005. Our strong customer relationships, our service capabilities and the complexity and highly integrated nature of the services we provide to our customers contributed to the stability of our customer base and revenue. We believe that in many cases, our customers would incur significant expense and logistical challenges if they were to transition to an alternative provider.

Carrier Customers

We provide wholesale carrier services to a range of leading mobile and fixed line operators. We serve Vodafone, BT, Cable and Wireless, Thus, Kingston, NTL, Telewest, Fibrenet and COLT. The products that these operators require vary according to the current reach and capacity and planned build of their assets in the United Kingdom and include, for example, usage-based interconnection services and prepaid leases.

As part of our initiative to restructure our carrier voice business, we have seen a reduction in our carrier voice revenue. We will continue to offer carrier voice (and data) services to carrier customers on a selective basis managing these services with the focus on margin and cash flow rather than top line revenue

Our carrier customers accounted for 7.8% of our 2005 revenue. Our top five carrier customers by revenue for the year ended December 31, 2005, were Fibernet (Tanet), NTL, Vodafone, Dublin London Networks Ltd (an associated undertaking) and Your Communications Limited.

Although we categorize them as carrier customers, mobile operators are a distinct group of customers for us. We believe an important opportunity with respect to mobile operators is to seek to use our unique network infrastructure and the wayleaves associated with it to support third-generation wireless network roll-out for mobile operator customers. A recent example of this is the national contract awarded to us by Vodafone UK to provision fiber optic services for its Access Transmission Network. This will help Vodafone UK provide high bandwidth services to its customers as well as extend its own network infrastructure services throughout the UK.

Customer Relationship Management

We target sales mainly through direct sales channels. We structure our sales teams around key accounts grouped into business units headed by area vice presidents. These business units focus on clearly defined revenue objectives in either designated single accounts or groups of accounts, depending on the size and complexity of these accounts. Each business unit’s area vice president is responsible for managing overall business relationships with existing accounts and growing revenue in line with targets. The business units all contain elements of account management, customer sales and engineering support, although the structure of each unit may vary slightly in order to address particular customer requirements. The area vice presidents are able to draw upon specialist resources from the appropriate line management function depending upon the customer opportunity.

While we evaluate prospective new sales within the enterprise services sector on the basis of profit margin, we compensate our sales teams based on revenue generated on each contract. However, we base the ultimate approval of all contracts on a number of factors, including estimated gross and operating profit margins and the incremental capital expenditure required.

Our service level agreements are also critical to our customer relationships. Our customer contracts contain these agreements and set the level of performance at which services are required to be delivered. To augment our existing customer service procedures, we have implemented a web-based portal that permits customers to place and track orders, to monitor the performance of services and network utilization, and to track trouble tickets for fault resolution.

Customer Relations

Set forth below are synopses of certain customer relations. They are not necessarily indicative of our entire customer base or of the services that we provide to other customers.

FCO: A Managed Private Network for the Foreign & Commonwealth Office

We supply FCO with a global managed voice and data network, providing the FCO with secure, high-speed voice, data and messaging services to 14,000 users in British embassies, consulates and high commissions worldwide

The connectivity established under this network enables critical applications such as instantly connecting UK diplomats around the world, allowing them to deal with sensitive issues in both a proactive and reactive manner. In addition, other UK government departments that share FCO offices around the world now use the FTN.

Managed Data Network for the British Council

In March 2005 we entered into a seven year contract to install a global managed data network for the British Council. Through this network we provide the British Council with secure high speed data connectivity at their offices worldwide. We expect to complete the rollout of the network by early 2007, when approximately 240 offices will be connected to the network. In addition we are providing for British Council remote access and videoconferencing services as well as VoIP in the UK and abroad.

Managed Telecom Service for the UK Government

Under the MTS we provide the UK government (through the OGCbuying.solutions, the direct counterparty) with a full range of managed voice services. Today, the MTS managed voice service is one of the largest private voice networks in Europe, supporting upwards of 90 major UK government departments, including the main executive offices of the UK government in Whitehall, carrying between 13 and 21 million call minutes per month. We currently support over 900 sites and approximately 120,000 handsets. Starting in 1997, we began to add managed data wide area network, or WAN, services, conferencing and other services to our managed voice offering and now have approximately 180 such sites serviced with a WAN.

In May 2004, we expanded the MTS framework agreement to provide for migration of existing customers to IP-converged services.

Camelot

We provide managed services to Camelot, the operator of the United Kingdom’s national lottery, bringing access to approximately 26,000 lottery retailers across the UK. The integrated services digital network, or ISDN, services we provide form part of a major investment Camelot has made in the lottery’s technology, infrastructure and terminals.

Managed Voice and Data Solutions for the UK Rail Community

We have over 10 years of experience as a provider of managed voice and data services to the UK rail sector. We have customer relationships with the TOCs, which own and operate the trains, and with Network Rail, which maintains the track and stations that the TOCs use.

We currently provide two main services to the UK rail community: Railnet, a managed voice VPN service; and a managed data WAN. Railnet provides voice connectivity and network management services among the TOCs and Network Rail. Railnet’s voice network comprises approximately 241 sites, including switches and other hardware, currently connecting approximately 60,000 handsets dispersed through the entire UK rail infrastructure. We also provide a managed data WAN service to certain of the TOCs, which enables data connectivity between local area networks of the individual TOCs. In addition, we provide the UK rail sector with an industry-wide managed IP VPN service in support of the National Reservations Service, or NRS. The NRS application interconnects all station offices and allows travel agents to establish availability and book tickets.

We are upgrading the entire Railnet switching infrastructure to an IP-converged platform, We will at first provide this service to selected TOCs which will allow our customers to use this platform for a fully converged service (voice, data and video).

Fujitsu

We have a number of relationships with Fujitsu, including indirect government contracts. End-users under these contracts include HMRC and the Magistrates Courts Service in England and Wales. We also have a private circuit contract with Fujitsu itself.

Since August 1999, we have provided managed voice and data services to HMRC. Although we currently offer data services to HMRC, Fujitsu is migrating away from our data offering and this element of the revenue stream has decreased accordingly. The remainder of the contract expires in February 2010. Since December 2000, we have provided an IP VPN service to the Magistrates Courts Service. Through this relationship, we provide a managed data service to in excess of 400 Magistrates Courts in England and Wales. We also provide Fujitsu with private circuits, which Fujitsu uses in its own UK network for the delivery of services to its clients. The contract runs on a rolling one-year term. We believe that we have been successful with Fujitsu due to our flexibility and ability to accommodate Fujitsu’s end-users’ specific requirements. We have developed our relationship with Fujitsu further to encompass all sectors of its operations, not just UK government operations. Opportunities now include bandwidth services, a European IP VPN and connectivity to Fujitsu facilities in India.

In addition, in March 2004, we entered into a Master Services Agreement, or MSA, with Fujitsu. This contract currently covers our direct dial voice services and private leased line products, and we intend to expand the services already provided to cover the majority of our products. To date, Fujitsu has placed orders for all the services already listed on the MSA.

EDS (Her Majesty’s Prison Service)

We provide Her Majesty’s Prison Service, or HMPS, with data WAN communications services through our relationship with EDS, the holder of the prime contract with HMPS. We provide managed voice services to approximately 150 prison sites in England and Wales and managed data services to approximately 190 sites in England and Wales. In addition, we provide IP data WAN services and a number of value added services such as a 24-hour central telephone operator bureau, standby resilience and disaster recovery services. Due to changes in the Prohibition and Prison Services in the UK initiated by the Carter Report, the requirements for the network are changing significantly. We are engaged in continuing discussions with EDS on how to best accommodate these evolving needs.

Summary of Network and Other Assets

We operate a high capacity and resilient optical transport network which consists of approximately 8,100 route miles of optical fiber cable, 60% of which is owned by us and the remainder leased. Approximately 80% of this fiber runs in troughs along the UK rail network. Our network extends to 150 towns and cities, reaching within two kilometers of 64% of UK central business delivery addresses tracked by Royal Mail. Our core fiber network interconnects to local network providers at 158 points of presence, or PoPs, and 36 main switching units. This number of interconnections provides us with extensive customer reach at an advantageous cost of access.

Our entire nationwide fiber optic network footprint currently contains lit fiber and has significant dark fiber. We own approximately 74% of the currently lit fiber that is used in our core backbone. Wherever possible, when usage increases require us to light additional capacity, we light our owned fiber rather than leased fiber. We believe that our existing network reach and capacity are sufficient to support a substantially increased revenue stream and customer base with modest incremental capital expenditure.

The table below summarizes our owned and leased network assets (which includes fiber with respect to IRUs).

	Fiber Kilometers
	Total km	% of Total km	Lit km	% of Total Lit km
Wholly owned	456,094	85.6%	106,145	73.7%
Leased from Network Rail	59,662	11.2%	32,634	22.7%
Leased from third parties	17,072	3.2%	5,169	3.6%

Total	532,828	100.0%	143,948	100.0%

The transport network comprises a dense wavelength division multiplexing, or DWDM, network and a Synchronous Digital Hierarchy, or SDH, network, comprising 26 DWDM point-to-point systems and 715 SDH network elements. This supports core transport capacity for voice and data networks, as well as bandwidth services for enterprise and carrier customers. At present, the network carries live traffic equivalent to 22,683 E1 circuits (a standard measure of capacity in the industry, equal to 2 Mbps), and the network has significant additional capacity to carry additional traffic. The network connects to BT at all PoPs and at 48 locations there are also direct partial private circuit, or PPC, interconnects. PPCs are the circuits from the point of interconnection with BT to the customer location.

Our voice network consists of six public switches, 5 other switches dedicated to Camelot’s national lottery network and 2 VoIP switches used to provide international services. Our core switching capacity is now 77% used. Of this 31% is interconnect to BT, 36% is customer access and 10% is inter-switch. The voice network is pivotal to the provision of managed voice services to our corporate, government and rail customers. The BT interconnects can support up to 630 million call minutes per month, but are currently only about 20% utilized and so offer the opportunity for further business growth.

The data networks consist of a state of the art multiprotocol label switching, or MPLS, enabled IP backbone and also an asynchronous transfer mode/frame relay, or ATM/FR, core that supports certain services such as DSL based products. These networks support up to 200 IP VPNs which include approximately 6,500 end points. The ATM/FR network provides the core infrastructure for dedicated equipment customer IP VPNs and provides the core backbone for the UK lottery network. There are also many UK government departments that require legacy services and approximately 1,000 legacy network access points are provided for these services. We also operate a high speed IP network that supports IP transit (mainly internet peering). We are also able to provide direct access to the internet for ISPs corporate customers and multinational IP VPNs.

BT interconnect call termination tariffs are based on a five-tier charging structure that reflects the distance a call has to be carried through the BT network, from where it is handed to BT to where it is terminated by BT. The lowest of these tariffs is “local exchange” followed by “single tandem”. The strategic configuration of our voice network means that 13% of voice traffic is terminated with BT at the “local exchange” and 82% the “single tandem” rate. In order to attract the lowest tariff for all calls, we would need to connect to all local exchanges. It would be very expensive to provide the necessary circuits and equipment to accomplish this, which is not justified by traffic volumes. We have however connected to those local exchanges where connection gives us an additional cost advantage. In addition, BT’s 21 Century Network, or 21CN, plans makes it no longer practical to connect to further local exchanges as these are all planned to be closed. However, 21CN introduces new products (offering further opportunities for us to reduce our costs) and should eventually provide for the development of IP based services.

BT’s plans are to commence migration of customers from local exchanges to 21CN equipment at the end of this year. The migration of customers from the existing network onto BTs’ 21CN is an extensive programme which is expected to continue until 2010. BT has established a ‘Consult 21’ programme to work with the industry on issues which affect communications providers such as ourselves. We are actively involved in a number of working groups which have been established within the Consult 21 framework, with bi-lateral meetings with BT and other industry events.

The table below summarizes some of the key statistics associated with our network.

Optical Transport Network

Route kilometers of fiber	12,981

Fiber utilization (approximately)	27%

Fiber-connected customers	83

On-network SDH circuits	11,383

E1 equivalent circuits	22,683

LEC tail circuits (digital)	7,851

PoP sites	158

SDH Network Elements	715

BT PPC interconnects	48

Voice Network

BT voice interconnects	106

Public switches	6

Special service switches	5

VoIP Soft Switches	2

Customer PBX	1,400

IP / ATM Networks

Government IP VPN MPLS nodes	5

High Speed IP Network/core access nodes	36

ATM and FR nodes	7/60

ATM and FR Ports	303/2218

IP VPNs (Datalink Direct Service)	150 (approximately)

Managed Services End-Points (CPE routers)	6,500 (approximately)

X.25 Services

Managed Service Network access points	1,200

X.25 PSTN / ISDN access nodes	89

We manage our UK transport network from one of our parent’s affiliate’s London network operations center. Its staff and functions are integrated with those of our parent. We refer to this center as the Global Network Operations Center, or GNOC. The GNOC provides full network monitoring and management capabilities across our network and portions of our parent’s network. We operate additional network management centers in Basingstoke and Crewe that support the managed voice, managed data and IP VPN networks that we operate for our customers.

Market and Competitive Position

The general telecommunications business in the United Kingdom, as well as globally, continues to be very competitive with a significant amount of competition resulting from liberalizations and de-regulation. However, the market in which we operate in the United Kingdom has much more limited competition as it is primarily based on providing complex and high-value added managed services.

We currently compete with different divisions of BT, COLT, Thus, Afiniti (previously Kingston), Vanco and Cable & Wireless. COLT, Thus and Afinti have a less extensive national footprint than we do and are not geographically present in large portions of the United Kingdom. BT and Cable & Wireless can claim genuine national presence and have significant network assets.

Given our relative size we believe that we can compete effectively in the United Kingdom market place and that the current consolidation that is occurring in our industry is supportive to us.

Key Partnerships and Relationships

There are a number of partnerships and commercial relationships which are key to the current and continued success of our business. We have developed a number of these over the past two years.

BT is a significant supplier of ours and has been working closely with us on improved delivery cycles and improved procurement opportunities. This process will continue with both BT Openreach, which was created as a result of undertakings given by BT to Ofcom, as well as BT Wholesale.

ECS United Kingdom plc has been providing capital finance through a leasing arrangement for the FCO project roll-out for more than a year. Siemens and Ericsson are also key suppliers, and work with us for product innovation and introductions to improve our overall service offering.

Inter-company Agreements for UK Trading

Our business operation is dependent on a number of our parent’s and its affiliates’ global corporate functions and access to its network and services elsewhere in the world. In turn, our business provides services to our affiliates in Europe and termination facilities for international circuits in the United Kingdom.

The interactions are as follows:

•	We provide GC Pan European Crossing (UK) Limited, or GC PEC, co-location space at Slough for facilities that form part of its network.

•	GC PEC provides us with co-location space at its Docklands premises for facilities that form part of our UK network.

•	We provide a dark fiber cable route to GC PEC for the route from Whitesands in Cornwall to London.

•	Our parent’s Global Network Operations Centers provide network management for our customers’ networks globally, including our customers in the United Kingdom.

•	Our parent company provides finance, legal, product management, marketing, engineering, IT, and corporate support to varying degrees. These are embodied in an allocation of our parent’s corporate overhead, which is charged to us.

•	We provide private line termination for UK-based customers of other entities in the Global Crossing Group.

•	We provide termination for inbound voice minutes from the US and the rest of the world (this is much greater than outbound traffic).

•	Our parent provides termination of outbound minutes that originate in the UK.

Network Rail and British Railways Board

British Rail originally developed a significant portion of our network in the 1980s and early 1990s. During that time, British Rail was a state-owned enterprise which owned and operated the national railway system in the United Kingdom. British Rail used its extensive network of railway property and rights of way to install fiber-optic and copper telecommunications network across the United Kingdom. As part of the privatization of British Rail in 1994, portions of these network assets and associated liabilities were transferred to a newly created company. Other portions of these network assets and customer contracts for the provision of telecommunications services over the network were assigned to BR Telecommunications, which was eventually acquired by our predecessor company in 1995.

At the time of their formation, BR Telecommunications and Network Rail entered into a number of agreements. The principal agreements include:

•	The BR Telecommunications lease of Network Rail facilities. BR Telecommunications leased certain fiber cables, distribution facilities, and transmission and switching equipment from Network Rail. The lease also covered certain copper cables and PABX equipment, which we use to deliver managed voice services to TOCs. We refer to these latter items of the lease as the copper assets. In connection with its plans to modernize the signaling system on the UK railways, Network Rail issued a notice to terminate our entitlement to use the copper assets, which termination became effective on March 31, 2005. In November 2004, we entered into a capacity purchase agreement with Network Rail that provides us with the right to use capacity over these copper assets until March 2010.

•	The Network Rail lease of BR Telecommunications capacity. Network Rail retained the right to a specified amount of capacity to be carried over the assets originally leased to BR Telecommunications, in exchange for annual payments. We refer to this agreement as the grant of use. This grant of use was supplanted by a telecommunications service agreement effective in March 2005.

•	The deed of grant. BR Telecommunications holds a deed of grant giving it easement rights to retain existing equipment and to install new equipment on Network Rail lands and property. Under the deed of grant with Network Rail, we own long-term wayleave rights until at least 2046 over Network Rail’s land, permitting us to maintain existing leased and owned fiber and network equipment, and providing our right to lay new fiber and install new equipment on Network Rail property, subject to the payment of specified wayleave payments to Network Rail. We have a management agreement with Network Rail that regulates any new network layout. This is a very cost effective and easy way for us to extend our network in the UK. This mechanism has been used extensively and profitably during the period of the operation of this agreement.

Regulatory Environment

Introduction

As one of the national markets that was liberalized earlier than most other comparable countries, the UK is generally accepted as having a reasonably mature regulatory structure. This maturity, together with a consistent policy in favor of network-based competition, has helped to create an environment that continues to support multiple network operators and is relatively positive in relation to our business activities.

Regulatory Framework

On July 25, 2003, the United Kingdom implemented four EU Communications Directives, or the directives, including:

•	the Framework Directive (Directive 2002/21/EC);

•	the Access Directive (Directive 2002/19/EC);

•	the Authorization Directive (Directive 2002/20/EC); and

•	the Universal Services Directive (Directive 2002/22/EC).

The directives establish a new regime for the regulation of electronic communications networks, or EC networks, and electronic communications services, or EC services, and this regime is codified by the Communications Act 2003, or the 2003 Act.

As a result of the 2003 Act, we no longer need to hold a license to run our network or to supply services, as had previously been the case under the old regime set out in the Telecommunications Act 1984. Instead, general authorizations allow us to build and operate networks and provide our services, subject only to general conditions which are applicable to all operators in the UK. Among other things, the general conditions relate to the handling of complaints, information about service standards and remedies and appropriate use of telephone numbering as set out from time to time in the National Telephone Numbering Plan.

Ofcom Strategic Review

Under the 2003 Act, Ofcom, the UK regulator, has a duty to ensure, among other things, that there is a wide range of EC services available throughout the UK. In performing this duty, Ofcom must consider the desirability of promoting competition, effective forms of self-regulation, innovation and investment. Accordingly, and with a view to fulfilling this duty, Ofcom periodically undertakes sector-focused consultations in which interested parties, including EC network operators, are invited to take part.

In September 2005, Ofcom published the conclusions of its Telecommunications Strategic Review, or TSR, which had been commenced in early 2004. At the same time, the Ofcom Board announced that it had formally accepted legally-binding undertakings (which had been subject to consultation over the summer of 2005) from BT Group plc.

The TSR addresses issues that are significant to our business: namely, the manner in which effective and sustainable competition can be achieved in the UK telecom market; whether there is scope for a significant reduction in regulation; the incentivization of efficient and timely investment in next-generation networks; and whether there remains a case for the structural or operational separation of BT. Accordingly, both BT’s compliance with its undertakings and any development of regulatory policy arising from this strategic review will be important to our business.

In more than 230 separate undertakings, which are set out in detail on the Ofcom website, BT has agreed to substantive structural, product and governance changes, affecting both its current and future networks. These undertakings create a new regulatory approach to the access infrastructure operated by BT in the UK.

Ofcom has stated their belief that the undertakings will:

1.	allow all communications providers to gain real equality of access to critical BT infrastructure on fair and equal terms, encouraging investment in infrastructure and enabling innovations through multiple services and the increasing deployment of next-generation technology;

2.	lead to lower prices and greater choice of products and services for consumers and businesses; and

3.	help to underpin the UK’s industrial and economic competitiveness in the future.

BT has undertaken to establish a separate division of the BT group, referred to in the TSR as the ‘Access Services Division’. BT has complied with this obligation by creating its Openreach division which controls and operates the physical network assets making up BT’s local access network and backhaul network. It includes all staff and management tiers necessary for managing these assets.

BT Equivalence of Inputs

BT has undertaken to supply a range of products in the wholesale markets identified to all communications providers (including its own downstream operations) on the same timescales, terms and conditions (including price) and by the same systems and processes. BT will provide to all providers the same information about these products and their associated services, systems and processes. This set of rules has been termed equivalence of inputs between BT’s downstream divisions and its downstream competitors.

Such equivalence of inputs is to be applied to a range of wholesale products on a specified timetable including: wholesale line rental; local loop unbundling; wholesale extension service; IPStream; backhaul extension services and various other products when they are provided in future. BT has also offered a public, but not legal, commitment to deliver equivalence of input for certain wholesale line rental products at earlier dates than those set out in the undertakings.

BT Confidentiality Structure

In addition to the undertakings related to Openreach, several of BT’s undertakings are intended to guard against inappropriate information flows and influence passing between different parts of its organisation, and to monitor its compliance with these undertakings. These include provisions for an organisational separation between BT’s upstream operations (such as BT Wholesale) and its downstream operations (such as BT Retail), including a confidentiality structure between the two, and more specific protections to ensure that BT Wholesale acts in an independent and non-discriminatory fashion.

Next-Generation Networks

Next Generation Networks, or NGN, development is a significant technological change which requires substantial investment and detailed planning. In March 2006, after a public consultation exercise that commenced in June 2005, Ofcom set out its approach to facilitating effective cross-industry coordination and to providing greater clarity to operators and investors about the regulatory framework for NGN development.

Ofcom’s approach includes the establishment of a new industry body, NGN UK, This body will focus on the technical and commercial arrangements for NGN development. Its initial priority will be to help companies develop an effective technical and commercial framework for interconnection between NGNs. Ofcom has committed to monitor NGN development and the work of NGN UK closely, to ensure that regulation is informed by the industry’s commercial priorities.

Industry

Developments within the Telecommunications Industry

Historically, the majority of telecommunications networks supported voice calls and were built with copper wires used for point-to-point voice connectivity, interconnected with basic switching systems. These networks were designed to carry voice calls in their native analogue form and had limited capability. For increased efficiency the voice signals were digitized and multiplexed together for higher speed transmission over optical fibers. The process of multiplexing was basic, allocating a fixed amount of the available network resource to each signal, but it still increased flexibility by allowing low-speed digital signals to be combined with the digitized voice signals for transmission over optical fibers.

The development of complex digital applications—for example the exchange of information over the internet, business transactions using e-commerce, and video streaming services, together with the increased connectivity opportunities as more and more users subscribe to internet-based services, has driven modern network operators to develop much higher speeds of connectivity and advanced protocols for managing the interconnection of individual applications.

Competitors in the industry now seek to increase efficiency and flexibility, using the principle of “convergence” for all switching and transmission applications based on the “packet” principle. Complex digital applications use the packet principle to divide up information into manageable packets, then combine the packets from several applications together for high-speed transmission. This packet principle can be applied to all digital applications and extended to digitized voice signals, thereby “converging” in a common packet-based switching and transmission network. The protocol used to manage the interconnection of these packets is IP, which has been accepted as the industry standard.

This principle of convergence is a common development across the core of most operators’ networks. Access to these networks from customers is achieved through a number of different methods and technologies. Copper networks are still used with advanced modulating techniques, generically known as broadband, to support high-speed digital access. The incumbent operators generally have control over the copper networks. Because it is cost prohibitive for the newer operators to develop copper networks, various regulatory rulings are used to enable wider access to the copper network. Alternatively, wireless is becoming an increasingly attractive method for network access, for mobile access, for example at WI-FI “hot spots”, and fixed, high-speed access.

Key Industry Sectors

The telecommunications market generally consists of four basic sectors:

•	long distance services;

•	local exchange services;

•	wireless services; and

•	data/managed network services.

Telecommunications providers will offer one or more of these services to business or consumer segments.

Several telecommunications carriers focus on providing traditional voice and data services to business and residential customers. Long distance carriers, on the other hand, primarily provide only the connection between two local networks, transferring voice transmissions over a larger, interconnected regional or national network. Local exchange services carriers may provide traditional voice services that connect end-user customers within a designated local area, and these carriers often provide the local portion of most long distance calls or the broadband connections. Many telecommunications providers provide both local and long distance services. Wireless carriers transmit voice and data transmissions made through a wireless network to a mobile phone or other mobile device, such as a laptop computer enabled with WI-FI.

Some telecommunications providers, including us, have built and operate networks to efficiently support the developing trend in demand for increasingly complex digital applications, and to continue to provide voice services, through solutions employing the principles of converged networks. The efficiency and inherent flexibility of a converged network means that network services can be grouped and managed to provide a customer-specific solution. Customers of managed services typically include multinational corporations, government agencies or other large organizations.

Network Technology for Managed Services

Managed services have been available for some time, including managed data wide area or local area networks, or data WAN or LAN, or managed voice networks, including private branch exchanges, or PBXs. The technology traditionally used for these early managed services was ATM and frame relay, for data networks, and Time Division Multiplexing, or TDM, for voice networks and these networks still predominate in the industry.

ATM and frame relay networks use packet-switching technology to transmit both data and voice. Packet switching divides information such as voice, video or data into bits of data that are packaged into data cells. Cells are routed between local networks using ATM technology, which organizes the cells and transmits them over a common network to another end-point based on specifications coded onto the cells. TDM networks are principally capable of handling only voice traffic in a circuit switching environment.

Most telecommunications carriers with this type of network deploy multi-platform switches for both frame relay and ATM. These multi-platform switches can convert any type of data to a cell or packet and transmit them through different types of data networks. Transmission of data in this manner requires a data protocol, which permits computers to transmit and exchange packets of information using a common software language. Protocols are the critical technology in data networking because they dictate the speed, flexibility, security and integrity with which data can be exchanged between computers.

IP has become the protocol used for the management of wide area connectivity for most digital applications and digital voice, such as VoIP, applications. Within an operator’s network, ATM and frame relay may still be used to manage the IP connections across the network, but increasingly for converged networks the IP connections are managed by another technology known as multi-protocol label switching, or MPLS.

MPLS is a set of protocols for provisioning and managing multiple protocol networks. MPLS uses a technique known as label switching to forward data through a network and it facilitates very high-speed data connections. MPLS overlays a packet-switched IP network to help better manage traffic flow and provides virtual links or tunnels through the network to improve the efficiency of connections. In this environment, the convergence of carrying voice and data over one network infrastructure is fully supportable.

Telecommunications Services Management

Management of telecommunications services has become an integral part of many companies’ strategies to gain competitive advantages. The IP and MPLS developments allow voice and data networks to converge and to offer increased security on public networks, and through this technology operators are able to allocate and manage network resources on a customer-by-customer basis, creating within their network IP VPNs.

The growing availability of services benefiting from converged networks, and the complexities of managing these services internally, are forcing companies to outsource larger portions of their telecommunications functions to specialized providers of IP VPNs, thereby creating cost savings and allowing them to focus on their core businesses. The market growth in IP VPNs is providing operators with the economies of scale to develop new and innovative communications services, which further benefit customers and ultimately reduce customers’ telecommunications costs, whilst providing for greater flexibility in providing for increasing bandwidth needs.

Furthermore, the provision of services utilizing IP VPNs to manage all aspects of communications requirements within a customer enterprise is becoming increasingly attractive to a broader range of customers, particularly as this enables them to benefit from this technology without having to make subscale investments.

C.	Organizational Structure

We set forth in the diagram below a simplified corporate organizational chart for us, the issuer, our parent company and its shareholders. We also reflect in this diagram certain of our existing debt obligations.

STT, a Singapore company, is in the business of media and telecommunications services, investment holdings and management services.

D.	Property, Plants and Equipment

Property

We operate from approximately 118 properties (comprising 10 freeholds and 108 leaseholds) in the United Kingdom. The majority of our leasehold properties are held on standard commercial terms prevailing in the market at the time the leases were entered into. We occupy the following main premises:

Town	Floor areas sqf	Ownership	Use
Basingstoke	10,045	Leasehold	Network/office
Basingstoke	42,744	Leasehold	Network/office
Basingstoke	19,345	Leasehold	Office
Crewe	19,421	Leasehold	Network/office
Slough	26,749	Leasehold	Network/office
London	25,408	Leasehold	Office
London	7,086	Leasehold	Network
Leigh	6,834	Leasehold	Network
Liverpool	6,040	Leasehold	Network
York	5,000	Leasehold	Network/office

IT Systems

During 2005, we migrated our financial IT systems from Oracle to SAP. We went live with SAP on January 1, 2006. Our human resources systems are based on a corporate SAP service and our payroll system is outsourced to ADP. Our billing system is largely run on Expresscom.

We operate Metasolv as the core of our service management system, performing the following key functions:

•	Provisioning workflow engine. Providing a disciplined framework for the provision cycle and ensuring that service configuration and network inventory data are captured at the time of provision.

•	Service configuration database. Housing a structured information set that will provide master records in accordance with robust data structures for all service instances.

•	Network inventory database. On a service basis, Metasolv is being populated with inventory data or provided with links to other platforms where these are more appropriate to master inventory data.

Insurance

Our parent company generally maintains property, business interruption, general liability and related insurance coverage for the GCL group of companies for which we are named insureds.

ITEM 4A.	UNRESOLVED STAFF COMPLAINTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

You should read the following discussion together with the financial statements and the related notes to those financial statements contained elsewhere in this annual report. We have prepared the financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted in the EU. IFRS differs in certain significant respects from US GAAP. For a discussion of the differences between International GAAP and US GAAP as they apply to us, see note 30 to our audited financial statements included elsewhere in this annual report.

Some of the information in the review set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” and Item 3.D.“Key information—Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this annual report.

Overview

We continue to be one of the leading UK providers of managed network communications services. We are an indirect, wholly owned subsidiary, and the principal UK business, of Global Crossing Limited. We derive revenue primarily from two types of customers: enterprise customers and carrier customers. The vast majority of our revenue is generated based on recurring services.

Revenue

The table below sets forth our revenue from both of these customer bases for the two years ended December 31, 2004 and 2005. The table below allocates revenue between enterprise and carrier based customers on the determination of their classification as of December 31, 2005. Intercompany revenue is excluded.

	Year ended December 31,
	2004	2005
	(in millions)
Enterprise	£236.5	£220.9
	87.2%	92.2%
Carrier data	£20.7	£17.1
	7.6%	7.2%
Carrier voice	£13.3	£1.5
	4.9%	0.6%

Over the two years ended December 31, 2005, our primary focus was on maintaining and expanding our existing base of enterprise and carrier data customers, which we believe allows us to preserve a recurring revenue stream and to maintain gross margins. The decline in enterprise revenue results primarily from the continuing run off of the Royal Bank of Scotland contract and BT Global Solutions contract losses notified in the first quarter of 2005 as well as the contract losses with Her Majesty’s Revenue and Customs (“HMRC”, into which Her Majesty’s Customs and Excise merged) and the Department for Work and Pensions (“DWP”) notified in 2004. Partially counterbalancing this are initial revenues from new contracts with the British Council (in 2005) and Taylor Woodrow Management Limited (in 2004). In addition we experienced growth in revenues from MTS as new government departments start to use the MTS service, from Fujitsu due to additional services provided, and from other existing customers. We believe that our managed service portfolio helps ensure that we retain our integrated partner status with our customers as they develop and deploy their telecommunications strategies. Our enterprise customers are typically large organizations with significant annual telecommunications budgets which, along with the long-term nature of the contracts, have provided us with significant recurring revenue.

We will continue with this focus and expect to continue generating a significant proportion of our revenue from our enterprise customers for the foreseeable future and believe that we will be able to maintain our overall gross margins. This will apply equally to existing and new customers. See “Effect on margins” for further discussion.

The industry in which we compete is experiencing significant pricing pressure from customers. This pricing pressure is currently more prevalent in the carrier sector, but we experience it in our enterprise customer relationships as well. Although we benefit generally from stable revenue from our long-term enterprise contracts, these customer relationships remain dynamic and we often re-negotiate prices for our services even when a contract is not yet up for renewal. When this happens, we typically take advantage of the opportunity to increase the scope of the services available under the contract or to provide for migration to a single IP-based platform, which we believe leads to increased revenue opportunities. Some of our long-term contracts contain built-in mechanisms pursuant to which our customers benefit from price reductions. In these cases, too, we attempt to provide additional services or migration under the contract in order to help offset the effect of pricing pressure, and typically we have been successful in this respect, although there can be revenue declines.

We have commenced, and intend over the next two years to complete, the migration of the majority of our customer base from legacy voice and data services to IP-based services. We already have available a platform that integrates voice, data and video services on a fully converged basis. We anticipate that these business plans will increase our total revenue and enable us to realize network and operating efficiencies. The migration also allows our customers to re-sign or extend the scope of their contracts and to purchase services at lower unit costs than they currently pay for legacy services. In addition this will provide our customers with a migration path enabling them to adopt and benefit from next generation network technology.

Industry Consolidation

Over the past year, the industry has continued consolidation. BT has acquired Infonet, Cable and Wireless’ acquisition of Energis is complete, as is BSkyB’s acquisition of Easynet, primarily for its Broadband Local Loop Unbundling (“LLU”) capabilities in the UK, and, more recently, Thus Group plc has completed its acquisitions of Your Communications and Legend Communications plc.

We actively monitor events in this area, and look forward to the opportunities that this trend towards consolidation within the UK telecoms market will provide us.

Cost Control Initiatives

We have achieved cost reductions over the financial periods discussed in this section from three primary sources:

•	reductions in our cost of access charges, which comprise the most significant portion of our operating expenses, in both 2004 and 2005;

•	reductions in our property taxes through negotiations with the Valuation Office Agency in the United Kingdom.; and

•	benefits arising from a financial restructuring exercise, involving headcount reductions and decreases in other operating expenses, that took place between 2001 and 2004;

In the final quarter of 2004 and more recently throughout 2005, we benefited from retrospectively applied partial private circuit (“PPC”) reclassifications and the resolution of a dispute related to mobile termination charges. We expect to garner additional cost savings from similar cost of access reduction initiatives in the future, although the number of opportunities to do so will probably decrease.

Cost of Access Reductions

We have continued to manage our cost base to achieve reductions in our access spend. Three main areas of activity have been:

•	Last mile connection to customer—we have benefited from retrospectively applied PPC reclassifications, resulting from both direct and industry negotiations. Our unit cost for this important connection to our customers now provides for a very competitive pricing model.

•	Bill validation—we have improved our processes for validating high value invoices from suppliers, particularly for leased line and voice (interconnect) products supplied by BT.

•	Inventory management—management of the existing base has led to increased efficiency of spend; both by renewing existing contracts at more favorable rates and in identifying circuits which are no longer required.

Regulatory Initiatives

We improved our operating performance through the adoption in mid-2002 of a wholesale leased line product provided by BT, called Partial Private Circuits, or PPCs. PPCs are the circuits from the point of interconnection with BT to the customer location. The introduction of this product, which BT must now make available to us and other competitors and which uses cost-based pricing, followed extensive regulatory lobbying by the industry, including by us. We estimate that, on a circuit-by-circuit basis, we save approximately 30% of the cost of a retail leased line by switching it to a PPC.

BT continues to develop the PPC product type in response to bilateral and industry-wide initiatives in addition to BT’s obligations arising from the Ofcom Telecoms Strategic Review and we expect that these developments will be useful to us during the course of 2006 and beyond. We have already switched a substantial majority of our leased lines to PPCs and we intend to continue this transition. We expect this will result in continued cost of access reductions. Although the transition to PPCs requires some amount of capital expenditure, we do not consider it to be material to our overall results of operations.

In addition to PPCs, by utilizing the carrier pre-select product from BT, we have been able to reduce our termination charges for retail telephony services in the United Kingdom by up to 75%.

With the support of other regulatory initiatives, we believe there are further safeguards relating to the existing regulatory cost structure. An Ofcom decision of June 2004 mandated a significant reduction in mobile termination charges between September 2004 and March 31, 2006. Vodafone and O2, which operate GSM networks in a specified band, have been required to reduce their average termination charges to us from around 8 pence per minute to 5.63 pence per minute. Similarly, T-Mobile and Orange, which operate GSM networks in a different specified band, have been required to reduce their average termination charges to us from around 9.5 pence per minute to 6.31 pence per minute. Mobile operators have been permitted to continue to vary the charges by time of day. On December 16, 2005 Ofcom issued a statement extending the charge control conditions which applied during the period April 1, 2005 to March 31, 2006, for a further year, i.e. until March 31, 2007.

In 2004 and 2005, we also obtained cost reductions through the PPC and the Standard Interconnect Agreement price control regimes and expect to receive further annual price reductions under such controls. GCUK procures a wide range of wholesale services from BT under the terms of BT’s Standard Interconnect Agreement. This standard form contract consists of a preference interconnect contract on common terms offered to all operators seeking to interconnect their networks with BT for the transmission of a large range of standard services. Historically, the regulator has imposed on BT a series of charge controls aimed at reducing the price of the standard services offered by BT. On August 18, 2005, Ofcom published its decision to continue to progressively reduce BT’s Interconnection charges, in real terms, each year for a further four years, until the control period expires on September 30, 2009.

We intend to continue to be active in the regulatory field by engaging with Ofcom, government officials and politicians as appropriate, directly on our own account, through various EU institutions and through our participation in industry-wide forums and, where possible, through the Parliamentary Select Committee for Trade and Industry.

Ofcom has indicated that policy focus is intended to support the growth of greater competition, innovation and investment certainty in the UK telecommunications sector. The Strategic Review completed in September 2005 is intended to prepare the ground for a new regulatory framework as the market undergoes a move away from the traditional switched-circuit fixed line networks towards next-generation networks and services based on IP.

On February 22, 2006, Ofcom published a consultation into the future regulation of VoIP. The consultation period closes on May 3, 2006 and while the scope is aimed at providers of both publicly available and private network VoIP services, there are also network-related implications. We intend to make our representations in due course.

On March 7, 2006 Ofcom published a statement in relation to interconnection of Next Generation Networks. This sets out Ofcom’s current policy in terms of how future economic and other decisions will be taken via an improved framework for industry engagement via a new body known as ‘NGNUK’. Ofcom intends that this new body will enable greater certainty as to the application of the ex ante competition regime. Ofcom has also appointed independent consultants to conduct a study to identify the optimum economic model for NGN interconnection. This study will address the viability of different types of interconnection product, including the fundamental concept of distance gradient in relation to the costs and benefits of inter-working at different points in BT’s NGN architectural hierarchy.

In summary, while a number of future regulatory measures are expected to be beneficial to us, including the continuation of price-capping regimes in relation to PPC charges and call termination and transit charges, there is much less certainty regarding the future inter-working arrangements for next-generation IP networks. In considering what pricing model will eventually be determined by Ofcom, this may or may not result in an outcome that is beneficial to us.

Property taxes

We concluded a lengthy negotiation with the Valuation Office Agency in the final quarter of 2005 relating to entries in the 2000 English Central Rating List upon which a portion of our property taxes are based. This resulted in an agreement being reached with the Valuation Officer to amend the Company’s rateable value on the Central List for each of the years beginning April 2000, 2001, 2002 and 2003. In December 2005 a property tax rebate of £5.5 million (including interest) payable to the Company was agreed upon. In February 2006 the Company received the rebate in full.

Effect on Margins

Gross profits decreased, in absolute terms, primarily due to a decrease in revenue, from £114.4 million for the year ended December 31, 2004 to £103.2 million for the year ended December 31, 2005. However primarily due to the increase of higher margin enterprise revenues as a percentage of total revenues, our gross profits expressed as a percentage of revenue increased from 42.2% for the year ended December 31, 2004 to 43.1% for the year ended December 31, 2005.

IFRS requires that we include within cost of sales items such as expenses under operating leases for leased lines and other customer-specific equipment and related depreciation, amortization and third-party maintenance. For US reporting purposes, depreciation and amortization would not be included in cost of sales, which is consistent with the presentation of results used by other companies in our industry.

Margin after cost of access is defined as revenue less our cost of access, expressed as a percentage of revenue. This is a key measure used within the telecommunnications industry. Our cost of access was £87.7 million and £72.0 million for the years ended December 31, 2004 and 2005, respectively, and the corresponding margin after costs of access was 67.6% and 70.0%, respectively, for these years.

The following table reconciles margin after cost of access to gross profit:

	Year ended December 31,
	2004	2005
Revenue	£271,096	£239,498
Cost of access	(87,749)	(71,969)

Gross profit, after cost of access	183,347	167,529
Gross margin %, after cost of access	67.6%	70.0%
Customer specific costs	(28,716)	(28,586)
Depreciation and amortization	(19,854)	(18,134)
Third party maintenance	(20,416)	(17,628)

Gross profit	£114,361	£103,181

Long-Term Contracts

Revenue from enterprise customers with whom we have a multi-year contractual relationship provided 76.6% of our revenue in 2004 and 84.8% for the year ended December 31, 2005. In total, revenue from enterprise customers represented 87.2% of our 2004 revenue and 92.2% of our revenue in 2005. We typically base our prices for such contracts on a variety of factors such as service levels, unit volumes, diversity requirements and network management needs. With a few exceptions, we do not usually negotiate a committed minimum or threshold revenue or usage base in these contracts. In addition, our customer relationships are dynamic and we often renegotiate prices even when a contract is not yet up for renewal. Some of our long-term contracts contain built-in mechanisms pursuant to which our customers benefit from price reductions. However, in general, we are able to maintain overall revenue and margins by including additional services and promoting the migration to next-generation networks which can be more effectively run on a more cost-effective basis, although we will experience short term, declines in revenue until such time as new networks can be provisioned and services provided thereon.

Cash-Generating Business

In each of the two years ended December 31, 2004 and 2005, we were a cash-generating business. We generated cash from operations (before interest payments) of £58.9 million and £64.6 million, and made interest payments of £6.7 million and £26.9 million, for the years ended December 31, 2004 and 2005, respectively. Our network was largely built out prior to 2002, and so we are able to add customers and services with moderate incremental capital expenditure, helping us to maintain our margins despite a competitive environment. It is possible that we could see an increase in our capital expenditure as a result of the impact of BT’s 21st Century Network rollout, technological innovations implemented by our competitors, demands from existing customers, extensions to our product and services portfolio, and some specific customer requirements for major projects.

We maintain daily reporting of our cash position and measure our performance against our expected cash flows weekly. The expected impact on short-term and long-term cash performance is a critical topic in each significant business decision, including when we negotiate new contracts and renegotiate existing contracts with customers.

Trends and Factors Affecting Future Results

We believe that the most important factor affecting our future results will be our ability to retain our existing customers, particularly our large enterprise customers. We have long-term contracts with many of our enterprise customers, and our ability to renew those contracts at acceptable margins will be key to our financial success. Growing our relationships with our existing and new customers and migrating them to IP-based platforms are other important success factors.

We have seen revenues decline in the year ended December 31, 2005. This decline was principally driven by reductions in carrier revenue, resulting from the downsizing of our carrier voice business through pricing actions designed to maintain gross margins as part of strategic initiatives adopted by us and our parent company, as well as by previously reported terminations by BT and Royal Bank of Scotland of their voice and data services respectively, and previously reported declines in HMRC and DWP. These have caused our rate of revenue attrition to be higher for this period than we have tended to experience historically.

We are experiencing pricing pressure in both the carrier sector and the enterprise sector. Our strategy for addressing this pressure is an important factor for our financial success. We are taking mitigating measures by focusing our strategy on selling higher margin products and services to our customers with the aim of retaining revenue and margins, including with existing customers and on contract renewals.

We believe that a key success factor in acquiring new customers will be our ability to build cooperative relationships with system integrators, or SIs. SIs have assisted us in pursuing new customers and have allowed us to bundle our services with the equipment or applications that they provide. We currently serve several very large customers through SI relationships and we plan to continue improving our ability to partner with successful SIs in order to win customers.

Relationship with Our Parent Company and its Affiliates

Operational Relationships

We have a number of operating and financial relationships with our parent company and its affiliates, or the parent company group. For example, we have historically assisted our parent company group in terminating voice traffic within the United Kingdom while our parent company group assists us with terminating international voice traffic. We benefit from a broad range of corporate functions conducted by our parent company group, including senior management activities, human resources, corporate development and other functions and services. In addition, we share certain portions of our network with our parent company group as well as certain personnel, who may have functional responsibilities for both our business as well as our parent’s European and global businesses. Lastly, we may share tax losses accrued by us and some of our affiliates with other UK affiliates of our parent company.

The costs of these functions and services have been historically allocated on a basis that we believe is a reasonable reflection of the utilization of each service provided to or the benefit received by our parent and subsidiaries of our parent. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by us if we had performed these functions or received these services as a stand-alone entity. Contemporaneous with the offering of the notes, we entered into a series of inter-company agreements in order to document more clearly the way in which we govern these relationships. Under the terms of these agreements, each of which was effective as of October 1, 2004, all services that the parent company had in the past provided to us continue to be available to us on a non-exclusive basis, and the pricing for each of these services is based on a formula that allocates costs based on actual use, market prices or on our percentage of the overall group revenue or assets, as applicable. Payments under the agreements are subject to an annual limitation, although any amounts exceeding that limitation will be permitted to be paid if the amounts are permitted under the indenture governing the notes. In some cases, the costs of these services are borne solely by our parent company. We also entered into other inter-company agreements with our parent company, including those for allocating costs of shared resources and voice termination.

The pricing formulas in the agreement may be changed from time to time, so long as they remain within the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administration of the Organization for Economic Co-operation and Development, or OECD, guidelines. See Item 7.B. “Major shareholders’ and Related Party Transactions—Related Party Transactions—Inter-company Agreements.”

We do not expect these agreements to have a material impact on our cost structure as (a) amounts of actual costs charged to us are subject to actual usage; (b) we have the ability to change the method of allocation in accordance with OECD guidelines; and (c) the amounts of actual costs charged to us are subject to the application of the limitations provided for in the corporate services agreement, one of the inter-company agreements.

We have historically included an annual worldwide allocation management fee in our financial statements under “Administrative Expenses” for any administrative service that our parent company or its affiliates provided to us (such as legal or IT services). This continued in 2005 and we will continue to account for the net financial effect of these services in that line item.

Following the acquisition of certain property assets on December 9, 2004 from Bidco, these assets continue to be used by other group companies who are charged a rental based on the depreciation expense on the assets used. See “Results of Operations—Operating expenses”.

Parent Financial Restructuring

Our parent company underwent a financial restructuring process in 2004 that involved, among other things:

•	our entering into a bridge facility, which we refer to as the STT bridge facility, under which we borrowed $125.0 million; the proceeds of the STT bridge facility were used to repay a portion of certain amounts due to our immediate parent company under then outstanding inter-company loans, the GCL group then used these funds for general corporate purposes;

•	our parent company entering into a restructuring agreement, or the restructuring agreement, with certain affiliates of STT, to restructure certain debt, including debt outstanding under the STT bridge facility; and

•	our issuance of the notes in connection with our parent company’s restructuring plan.

See “—Liquidity and Capital Resources—Indebtedness—The STT Bridge Facility.”

Financial Relationships

Our old parent company and a number of its subsidiaries commenced bankruptcy proceedings in January 2002 and our parent company subsequently emerged from those proceedings in December 2003. However, we were not part of those proceedings and continued to fulfill our financial obligations during that time.

Since the second quarter of 2003, we have periodically upstreamed a portion of our positive cash flow to our parent company and its affiliates. On December 23, 2004, the STT bridge facility was acquired from STT by GCL. See “—Liquidity and Capital Resources—Indebtedness—The STT Bridge Facility.” Immediately thereafter, the STT bridge facility was settled and we upstreamed £122.7 million of the remainder to our immediate parent company, Bidco, as partial repayment of loans from Bidco to us. Bidco then waived the remaining amount of these loans so that there were no inter-company loans outstanding at December 31, 2004. For a more detailed description of these transactions, see “—Liquidity and Capital Resources—Net cash flow from financing activities.” We intend to continue to serve as a source of funding for our parent company and its affiliates. Subject to the covenants in the notes and applicable restrictions under English law, we will periodically upstream our excess cash flow through loans or dividends.

The proceeds of the offering of the notes and the implementation of the related restructuring and recapitalization of our parent and its subsidiaries contemplated by the restructuring agreement were necessary for our parent to meet its continued liquidity requirements. Our parent’s ability to fund its business plan is subject to certain risks and uncertainties. See Item 3.D. “Key information—Risk Factors.”

International Financial Reporting Standards

As reported in our annual report for the year ended December 31, 2004, the consolidated financial statements for year ended December 31, 2005 (see Item 18) are the first prepared in accordance with IFRS. As such, the comparative financial information for the year ended December 31, 2004 has been restated to reflect this transition. The effect of this transition can be seen in note 31 of the financial statements.

Results of Operations

Revenue. Revenue, which excludes discounts, value added tax and similar sales taxes, represents the amount receivable in respect of telecommunications services, including network and other services, long-term indefeasible right of use, or IRU, agreements, and installation services, and is accounted for on an accruals basis to match revenue with provision of service.

Network and Other Services. Network services comprise the sale of transmission of voice, data, IP traffic and short-term network capacity. Revenue from network services is recognized in the period the services are utilized by the customer. Other services comprise design and deployment of customer premises equipment, maintenance and network management for enterprise customers. Revenue from the provision of other services that are contracted to be performed continuously over the contract term is recognized evenly over the period of each contract. For services invoiced in advance, amounts are deferred until provision of the service. We assess whether revenue should be recorded gross as principal or net as agent based on the features of the relevant arrangements, including whether we hold ourselves out as an agent, establish the price, provide customer remedies, perform part of the service and assume the credit risk.

Long-Term IRU Agreements. Revenue from the lease of network capacity and dark fiber to third parties pursuant to long term IRU agreements are recognized on a straight line basis over the life of the contract. Non-refundable payments received from customers, before relevant criteria are satisfied for revenue recognition, are included in deferred revenue in the accompanying consolidated balance sheets.

Installation Service. We amortize revenue related to installation services on a straight line basis, over the average contract customer relationship (typically 24 months). In situations where the contracted period is significantly longer than the average, the actual contract term is used.

Non-monetary Transactions. Revenue from contracts involving the provision of capacity in exchange for receiving capacity or other services is not recognized on the basis that the capacity does not have a readily ascertainable market value. We did not have any non-monetary transactions in the two years ended December 31, 2004 and 2005.

Cost of Sales. Our cost of sales consists of four primary components, including:

•	cost of access (including for rights-of-way and wayleaves);

•	customer-specific costs for operating leases and cost-plus arrangements;

•	depreciation, and amortization of installation costs; and

•	third-party maintenance costs.

Cost of access is the cost associated with transporting traffic to and from our customers’ premises from and to the closest point of entry on our network or between POPs on our network where we require additional capacity or service protection. These costs are the largest component of our cost structure, accounting for at least 50% of our cost of sales in the financial periods discussed in this section.

We purchase access services in several forms, including:

•	fixed-cost leases to secure dedicated connections to our network for managed service customers, including “local loop” and PPCs;

•	fees for the minute-of-use, or MOU, charges for international voice services;

•	MOU charges for domestic local service providers to terminate both local and long-distance calls that originate on our network; and

•	leased facilities, both domestic and international, to supplement and strengthen our network or improve our network reach.

In the case of fixed cost leases, local loop suppliers (predominantly, although not solely, BT Group) charge initial connection fees when we take on new ISDN/PSTN circuits from them and we treat these fees as prepaid costs and amortize them as expenses on a straight-line basis over the average contracted lifetime of the customer contract (typically twenty four months). If the contracted period is significantly longer than the average, the actual contract term is used. We accrue and recognize our other costs of sales in line with recognition of the related revenue.

We also include expenses in respect of rights-of-way and wayleaves in our cost of access. These expenses arise both as a result of our existing network and when we add additional capacity.

Customer-specific costs relate primarily to the cost of leasing customer-specific equipment for enterprise customers who are purchasing our services under long-term contracts. This includes voice equipment for certain of our managed voice customers. Other costs included in this category are cost-plus arrangements.

Depreciation expenses that we include in cost of sales relate to the depreciation of technical property and equipment, principally telecommunications equipment like switches, IP routers, add-drop multiplexers, transmission equipment and customer premises equipment, as well as software, computer equipment, terrestrial cable and fiber, and leasehold improvements. Amortization expenses consist of amortization of installation costs.

Third-party maintenance costs are costs we pay to unaffiliated companies to provide maintenance services for the portion of our network which we either own or have acquired under a long-term right of use. The majority of these expenses are the cost of maintaining customer-specific equipment for managed service enterprise customers. We also contract for the maintenance of our network including that portion of our network which lies along railway routes.

Distribution Costs

Our distribution costs consist of the fixed and variable compensation we pay to our sales force and the overhead associated with our sales offices and marketing efforts. This overhead includes selling and distribution expenses arising from advertising and marketing, professional services and office expenses and facilities costs.

Administrative Expenses

Administrative expenses include the salaries we pay to our employees, excluding salaries for our sales force which is recorded under distribution costs, and the overhead costs associated with our headquarters and back-office activities. This overhead includes administrative expenses arising from professional services, advertising and marketing, office expenses, facilities costs and depreciation. A portion of these costs result from the worldwide allocation management fee referred to under “—Relationship with our Parent Company and its Affiliates—Operational Relationships” above.

Finance costs and finance revenue

Our finance cost consists primarily of the interest we pay on our third-party debt, together with the associated foreign exchange income / expense, and capital leases. Our finance revenue consists of the interest we earn on our bank deposits and late receipts.

Tax

We have generated a profit in the past two years but have been able to eliminate all of our tax liability for these years by using a portion of the unrecognized losses carried forward from prior years. We do not believe that there is any restriction under current law or regulations that will limit our ability to continue carrying these net operating losses forward or to apply them to offset future taxable income.

The following table summarizes our consolidated income statements for the years ended December 31 2004 and 2005.

	Year ended December 31,
	2004	2005
Revenue	£271,096	£239,498
Cost of sales	(156,735)	(136,317)

Gross profit	114,361	103,181

Distribution costs	(10,504)	(10,009)
Administrative expenses	(40,258)	(47,738)

	(50,762)	(57,747)

Operating profit	63,599	45,434
Finance charges, net	(613)	(39,919)
Tax benefit	11,364	2,477

Profit	£74,350	£7,992

Depreciation & amortization
Cost of sales	£19,854	£18,134
Administrative expenses	1,339	1,970

	£21,193	£20,104

Revenue

	Year ended December 31,		Change	% Change
	2004	2005
	(in thousands)
Enterprise	£236,508	£220,909	£(15,599)	(6.6)%
Carrier data	20,708	17,144	(3,564)	(17.2)%
Carrier voice	13,276	1,445	(11,831)	(89.1)%
Inter-company	604	—	(604)	(100)%

Total	£271,096	£239,498	£(31,598)	(11.7)%

The decline in enterprise revenues results primarily from the losses of the Royal Bank of Scotland contract and BT Global Solutions contract of which we were notified in the first quarter of 2005, as well as the contract losses with HMRC and the DWP notified in 2004. Partially counterbalancing this are initial revenues from a new contract with the British Council and Taylor Woodrow Management Limited. In addition we experienced growth in revenues from MTS as new government departments start to use the MTS service, from Fujitsu due to additional services provided, and from other existing customers.

The decrease in carrier data revenue was primarily due to lower IRU revenue in 2005.

The decrease in carrier voice revenue was a result of the downsizing of our carrier voice business through pricing actions designed to maintain gross margins as part of strategic initiatives adopted by us and our parent company.

Cost of Sales

	Year ended December 31,		Change	% Change
	2004	2005
	(in thousands)
Cost of access	£87,749	£71,969	£(15,780)	(18.0)%
Customer-specific costs(1)	28,716	28,586	(130)	(0.5)%
Depreciation and amortization	19,854	18,134	(1,720)	(8.7)%
Third-party maintenance	20,416	17,628	(2,788)	(13.7)%

	£156,735	£136,317	£(20,418)	(13.0)%

(1)	For operating leases and cost-plus arrangements only.

The decrease in our cost of sales is primarily attributable to lower cost of access charges mostly due to lower carrier voice sales volumes and implementing cost of access initiatives to optimize our network and effectively lower cost of access unit charges. We have also seen savings due to reduced BT line rentals as a result of the wholesale pricing change effected by the move to PPCs, including retrospectively applied PPC reclassifications, the resolution of a dispute related to mobile termination charges and lower mobile termination rates as a result of the decision by Ofcom to order mobile phone companies to reduce their charges. Third party maintenance costs were lower in 2005 due to the replacement of certain contracts that expired in 2004 and 2005 with lower cost equivalents. There was a decrease in amortization expense due to a write off of excess customer connection costs in the fourth quarter of 2004 of £1.7 million.

Operating Expenses

Distribution Costs

	Year ended December 31,		Change	% Change
	2004	2005
	(in thousands)
Staff costs	£10,151	£9,473	£(678)	(6.7)%
Other	109	93	(16)	(14.7)%
Advertising and marketing	244	443	199	81.6%

	£10,504	£10,009	£(495)	(4.7)%

The reduction in our distribution costs was due to reduced staffing levels, partially offset by higher agency commission fees paid to third parties for the introduction of customers.

Administrative Expenses

	Year ended December 31,		Change	% Change
	2004	2005
	(in thousands)
Staff costs	£26,035	£28,253	£2,218	8.5%
Professional services	2,213	4,341	2,128	96.2%
Office expenses and facilities costs	10,889	9,865	(1,024)	(9.4)%
Depreciation	1,339	1,970	631	47.1%
Foreign exchange movements	(2,072)	1,161	3,233	156.0%
Management fee	7,364	6,267	(1,097)	(14.9)%
Restructuring charges	(4,824)	578	5,402	112.0%
Gain on capital lease obligations	—	(4,137)	(4,137)	NM
Other	(686)	(560)	126	18.4%

	£40,258	£47,738	£7,480	18.6%

NM	Not meaningful.

The most significant change is an increase in foreign exchange expenses due to unfavorable movements in foreign exchange rates. Favorable movements in foreign exchange rates in 2004 led to a foreign exchange gain on certain inter-company balances in that year. We also incurred additional professional services costs, primarily audit, accounting consultancy and legal fees, many of which were one-time in nature, due to our preparation for our increased external reporting requirements. There was a decrease in the overall credits related to restructuring due to changes made to our restructuring assumptions. These increases are partially offset by a decrease in management fees, facilities costs and by release of certain capital lease obligations. Our management fee (comprising costs charged under the corporate services and shared services agreement) decreased when compared with 2004, due to overhead cost cutting at the corporate level. Our office and facilities costs decreased because of higher property tax rebates in 2005 as compared with 2004 (see cost control initiatives above), partially offset by increase in rents as a result of rent reviews on several of our properties and higher utilities in 2005. In the second quarter of 2005 certain copper assets previously held under the finance lease with Network Rail were returned to Network Rail. At that time we recognized a gain on release of this capital lease obligation.

Finance Charges, net. Our finance charges, net, increased by £39.3 million to £39.9 million in the year ended December 31, 2005 from £0.6 million in the year ended December 31, 2004. This increase relates primarily to interest payable on the loan notes issued in December 2004, partially mitigated by the interest charged in 2004 on the STT bridge facility. The foreign exchange cost associated with these transactions has also contributed to this variance.

Tax. During the years ended December 31, 2004 and 2005, we recognized increases in our deferred tax asset due to there being sufficient positive evidence of the future realization of our tax asset which had been created by prior years’ losses. At December 31, 2005, we had net unutilized operating losses carried forward of £264 million.

Recently Issued IFRS Accounting Pronouncements

See Note 2 to the accompanying consolidated financial statements for a full description of recently issued IFRS accounting pronouncements including the expected date of adoption.

Effect of inflation

There have been no material effects on inflation on our results of operations.

Critical Accounting Policies and Estimates

As previously noted, this is the first year for which our financial statements have been prepared in accordance with IFRS. The effect of this transition, and the impact on our prior year comparatives, can be seen in note 31 to the financial statements.

The application of IFRS requires our management to make judgments, estimates and assumptions that affect the reported assets and liabilities at the date of the financial statements and revenue and expenses during the period. Critical accounting policies are those that are the most important to the portrayal of our balance sheet, profit and loss and cash flows and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Our management bases its estimates on historical experience and other assumptions that it believes are reasonable. We also prepare a reconciliation of our net profit and equity shareholder’s deficit to US GAAP. Our critical accounting policies are discussed below and should be read in conjunction with our disclosure of significant accounting policies provided in note 2 to the financial statements. The Company has determined that critical accounting policies of the Company are the same under IFRS and US GAAP. For specific differences relating to these policies, see note 30 to our financial statements.

Provisions for Credit Notes

During each reporting period, we must make estimates for potential future sales credits to be issued in respect of current revenues, related to billing errors, service interruptions and customer disputes. We analyze historical credit activity and changes in customer demands related to current billing and service interruptions when evaluating our credit note provision requirements. We reserve for known billing errors and service interruptions as incurred. We review customer disputes and reserve against those we believe to be valid claims. We also estimate a general sales credit reserve related to unknown billing errors and disputes based on such historical credit activity. The determination of the sales credit and customer dispute credit reserve requirements involves significant estimation and assumption. The actual credit notes issued may deviate from this estimate due to changes in the underlying data. We review the estimates every period and may be required to adjust the estimate in a subsequent period. There have been no material adjustments in any of the periods presented. The provision for credit notes was £3.7 million and £2.8 million at December 31, 2004 and 2005, respectively. The expense recorded in the year ended December 31, 2004 was £3.8 million, and the credit recorded in the year ended December 31, 2005 was £0.9 million.

Cost of Access Accruals

Cost of access, our single largest expense amounting to approximately £87.7 million and £72.0 million, or 32.4% and 30.0% of revenue for the years ended December 31, 2004 and 2005, respectively, is expensed as incurred. The recognition of these costs involves the use of various management estimates and assumptions and requires us to rely on non-financial systems. Consistent with other costs recorded in each reporting period, we incur a significant amount of services for which suppliers have not yet billed us during that period. We therefore need to make significant estimates for our access costs, specifically regarding traffic resulting in usage-based access costs. Our cost of access is primarily comprised of usage-based voice charges paid to other carriers to originate and/or terminate switched voice traffic, charges for leased lines for dedicated facilities and local loop (“last mile”) charges from both domestic and international carriers, and with internet peering charges incurred in transporting IP traffic and other enhanced services. The usage-based voice accruals are a direct result of the traffic volume in the particular month for which we do not have invoices at the time of the close of our monthly reporting period. We utilize the minute volumes reports from our switched network that feed into an internal access reporting system, which also maintains our access supplier contract and tariff rates on a rate table to assist in estimating our usage-based access costs. Dedicated facility access costs are also estimated based on the number of circuits and the average circuit costs, based on our internal records, adjusted for contracted rate changes. Management continuously monitors the accuracy of our systems to measure network volumes and track circuits, and our rate tables are updated frequently to maintain the accuracy of the rate structure we have with our access providers and per the current regulated tariff rates. After payment of invoices from access providers (which can take 90 days to receive following the close of the monthly reporting period), we evaluate whether we require an aggregate adjustment to the total accrual. In certain instances, we engage in a reconciliation process with the access providers in order to arrive at a mutual understanding of the appropriate level of charges. We typically maintain an accrual for the amount subject to dispute and generally withhold payment until the dispute is settled. Due to the complexity of the combination of changing regulations, pricing fluctuations, measuring traffic volumes and new supplier agreements, the estimates are subject to change. Changing regulations regarding access rules and related charges also create uncertainty regarding how the changes may impact the rate tables that we maintain internally. In spite of the difficulties involved in the estimation process, we believe we have established adequate access cost accruals due to our overall approach.

Valuation of Fixed Assets

We assess fixed assets that have finite useful economic lives for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable or otherwise as required by accounting standards. Factors that would indicate potential impairment include the following:

•	significant under-performance relative to expected historical or projected future operating results;

•	significant changes in the use of our assets or the change in our business strategy;

•	significant changes in technology and the regulatory environment; and

•	significant negative industry or economic trends.

Recoverability of assets is measured under IFRS by a comparison of the carrying amount of an asset to its recoverable amount, calculated as the higher of the net selling price or the discounted future net cash flows expected to result from the use of the asset and its eventual disposition. Recoverability of assets is measured under US GAAP by a comparison of the carrying amount of an asset to the sum of the undiscounted identifiable cash flows expected to result from the use of the asset and its eventual disposition.

If the assets are considered to be impaired, the impairment recognized is measured under both IFRS and US GAAP as the amount by which the carrying amount of the assets exceeds the net realizable value of the assets and is recorded as a charge to operating income. The most significant estimates made in determining discounted future net cash flows include the selection of the appropriate discount rates, residual asset values, our estimated long-term growth rates and the number of years on which to base the cash flow projections. While we believe that our assumptions are appropriate, such estimated amounts could differ materially from what will actually occur in the future.

Based on our assessment of recoverability, we have no such impairments during the years ended December 31, 2004 and 2005.

Pension Benefits

Our employees participate in two occupational pension schemes: the Railways Pension Scheme, which is a defined benefit scheme; and the Global Crossing Pension Scheme, which has a defined contribution section and a defined benefit section. The company accounts for retirement benefits in accordance with, IAS 19 “Employee benefits” (or “IAS 19”). Under US GAAP, pensions are accounted for in accordance with SFAS 87 “Employers’ Accounting for Pensions,” or SFAS 87. See note 30 in the accompanying consolidated financial statements.

The pension assets, liabilities and expense recorded are based on a number of actuarial assumptions. These assumptions include discount rate, the expected long-term rate of return on plan assets and inflation rates. The assumptions are based on current market conditions, historical information and consultation with and input from our actuaries. These assumptions are reviewed annually. While we believe that the assumptions we use are appropriate based on available information, these assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter lives of participants. These differences may result in a significant impact on the amount of our future pension expense and resulting asset or liability.

Restructuring

We have engaged in restructuring activities, which require us to make significant judgments and estimates in determining restructuring charges, including, but not limited to, sublease income or disposal costs, length of time on market for abandoned rented facilities, and contractual termination costs. Such estimates are inherently judgmental and changes in such estimates, especially as they relate to contractual lease commitments and related anticipated third-party sublease payments, could have a material effect on the onerous lease liabilities and consolidated income statement. This restructuring provision is composed of continuing building lease obligations and estimated decommissioning costs and broker commissions for the restructured sites (aggregating £39.6 million as of December 31, 2005), offset by anticipated receipts from existing and future third-party subleases. As of December 31, 2005, anticipated third-party sublease receipts were £30.3 million, representing £16.0 million from subleases already entered into and £14.3 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known. For further information related to our restructuring activities see Note 4, “Restructuring costs,” to the accompanying consolidated financial statements. For information related to differences between IFRS and US GAAP, see note 30 to the accompanying consolidated financial statements.

Income Taxes

We have significant deferred assets related primarily to net operating losses, or NOLs. The realization of these assets is not assured and depends on sufficient taxable income being generated in the future. Management has exercised judgment in determining the extent of the realization of these losses based upon estimates of future taxable income. Where there is an expectation that, on the balance of probabilities, there will not be sufficient taxable profits to use these NOLs, the asset has not been recorded. If actual events differ from our management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the realizability of these estimates could materially impact our financial position and results of operations. At December 31, 2005, we had a total deferred tax asset of £95.5 million. Of this amount, £13.8 million of deferred tax asset was recognized due to changes in our estimates and sufficient positive evidence of the realization of the assets in the foreseeable future.

Change of Accountants

On December 15, 2004, Ernst & Young LLP replaced Deloitte & Touche LLP as our auditor.

During the two most recent fiscal years, none of the reports on our financial statements contained an adverse opinion or a disclaimer of opinion, or were qualified as to audit scope or accounting principles. During the reporting periods, there were no matters of disagreement with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make a reference to it in its reports on the financial statements. During the reporting period, there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K. During the fiscal years ended December 31, 2004 and 2005 and through the date of this annual report, neither we nor anyone acting on our behalf consulted Ernst & Young LLP regarding any matter described in Item 304(a)(2)(i) or (ii) of Regulation S-K of the SEC.

B.	Liquidity and Capital resources

At December 31, 2005 our available liquidity consisted of £44.8 million of cash and cash equivalents. Since the second quarter of 2003, our cash flows from operations have been sufficient to meet our liquidity needs and accordingly, we upstreamed £264.3 million in 2004 (of which £73.0 million was from cash on hand and operating cash flow, £68.6 million was from the borrowings under the STT bridge facility and £122.7 million was from the offering of the senior secured notes) to our parent company and its affiliates The amount upstreamed in 2005 was nil due to restrictions placed on us by the indenture governing the senior secured notes discussed below. Our liquidity requirements during 2005 arose primarily from capital expenditures (including our capital leases) and interest payments on debt.

Future Sources and Uses of Liquidity

We recently signed an agreement for a £10 million finance lease facility, none of which had been drawn down as at December 31, 2005. The facility will be used to finance the rollout of IP enabled switches to Network Rail and certain other train operating companies.

We are in the process of negotiating business terms in respect of a bank credit facility that is expected to provide up to £15 million of lease financing and £5 million of letters of credit.

We expect that our parent company will continue to use us as a source of funding for itself and its affiliates, subject to the covenants in the notes and restrictions under English law, and that we will continue, if approved by our board of directors, periodically to upstream our excess cash flow through loans or dividends. The restrictions in the indenture governing our notes and under English law will limit the amount and terms relating to funds sent to our parent and its affiliates. See “Indebtedness—Senior Secured Notes” for further information on this.

On April 12, 2006 we loaned £9.5 million to Global Crossing Europe Limited under a loan agreement, among us, Global Crossing Europe Limited as Borrower, and our parent company, as guarantor. See Item 7. “Major shareholders and Related Party Transactions”.

We expect that operating cash flow will suffice to meet our required anticipated liquidity requirements including those related to capital expenditures (including those related to capital leases), servicing interest due on the senior secured notes and to continue to upstream cash for use by our parent company and its affiliates as permitted by the indenture governing the notes and English law.

Cash Flow Activity

The table below shows our net cash flow for the years ended December 31, 2004 and 2005.

	Year ended December 31,
	2004	2005
	(in thousands)
Net cash flow provided from operating activities	£52,222	£37,638
Net cash flow used in investing activities	(6,139)	(7,963)
Net cash flow used in financing activities	(75,293)	(6,021)
(Decrease) / increase in cash	(29,210)	23,654

Net cash inflow from operations consists of three major ongoing components: profit adjusted for depreciation and net finance charges; changes in working capital; and interest paid. Within working capital, the major items are increases and decreases in creditors and debtors. We include inter-company trade payables and receivables in those categories, as well as certain inter-company financial obligations that do not qualify as debt.

Net cash flow from investing activities includes interest received on bank deposits, interest received on finance lease receivables and payments to acquire tangible fixed assets.

Net cash flow from financing activities includes amounts borrowed under the STT bridge facility, the issuance of the notes, repayments of loans from group companies, repayments of capital lease obligations and receipts from capital leases.

Net Cash Flow from Operations

Our cash inflow from operations before movements in working capital was £72.8 million in 2004 and £69.1 million in 2005, which were impacted primarily by the change in profit between the years. In 2004 and 2005, we used £13.9 million and £4.6 million of working capital respectively. The net change in working capital of £9.3 million from 2004 to 2005 was largely due to the reduction in our inter-company creditor positions in 2004.

We pay interest on our capital leases, and the notes, and, in 2004, paid interest on the STT bridge facility. In 2004, we paid £3.0 million on the STT bridge facility and £3.6 million on capital lease obligations. In 2005, we paid £23.8 million on the notes and £3.1 million on capital lease obligations.

Net cash flow from investing activities

We receive interest income on our cash balance.

We increased our level of capital expenditure, when compared to the previous year, by £1.6 million to £9.5 million for the year ended December 31, 2005. The increase was mainly due to additional spend on information systems projects, such as the implementation of SAP enterprise software as well as certain government accreditation projects, and infrastructure spend associated with the roll out of the British Council contract.

In the next few years we expect to continue to pursue a focused and disciplined capital expenditure program. We plan to maintain and enhance our existing network in order to improve our services and to meet customer requirements. We anticipate that our capital expenditures for the medium term will consist almost exclusively of product development-related expenditures tied to revenue growth (for example, investments in customer premises equipment) and maintenance expenses. However, we may have to increase our expenditures as a result of regulatory requirements or to keep up with technological innovations implemented by our competitors.

Net cash flow from financing activities

We finance our operations out of operating cash flows, finance leases and, in the past, loans from group companies. During 2004, we used cash on hand, operating cash flow and proceeds from the STT bridge facility and the offering of the unregistered notes to repay loans. On each occasion that we drew down on the STT bridge facility and used the funds to repay inter-company loans, Bidco forgave a portion of our inter-company loans in recognition of the fact that we had to pay interest on the STT bridge facility (the inter-company loans bore no interest). As at December 31, 2004, there were no intercompany loans outstanding. This reduction was achieved by a combination of repayment, assignment and waiver: £73.0 million was funded from cash on hand and operating cash flow, £68.6 million was from the borrowing under the STT bridge facility, £122.7 million was from the offering of the unregistered notes, £61.0 million was waived and inter-company trading debts due to the company of £3.6 million were assigned against the loan. During 2005, the only cash out flows from financing activities were payments of capital lease obligations.

Indebtedness

Senior Secured Notes

On December 23, 2004, we issued $200 million in aggregate principal amount of 10.75% US dollar-denominated senior secured unregistered notes and £105 million aggregate principal amount of 11.75% pound sterling-denominated senior secured unregistered notes. The dollar- and sterling-denominated unregistered notes were issued at a discount of about $3.0 million and £1.5 million, respectively. The notes mature on the tenth anniversary of their issuance, and interest is due each June 15 and December 15, with the first interest payment having been made on June 15, 2005.

The notes are senior obligations of the issuer and rank equal in right of payment with all of its future senior debt. We have guaranteed the notes as a senior obligation ranking equal in right of payment with all of our existing and future senior debt. The notes are secured by certain assets of the company and the issuer including the capital stock of the issuer.

The notes were issued under an indenture which includes covenants and events of default that are common for high-yield senior note issuances. The indenture governing the notes limits our ability to, among other things: (i) incur or guarantee additional indebtedness; (ii) pay dividends or make other distributions to repurchase or redeem its stock; (iii) make investments or other restricted payments; (iv) create liens; (v) enter into certain transactions with affiliates (vi) enter into agreements that restrict the ability of our material subsidiaries to pay dividends; and (vii) consolidate, merge or sell all or substantially all of our assets.

Within 120 days after the end of the period beginning on December 23, 2004 and ending December 31, 2005 and for each twelve month period thereafter, we must offer (the “Excess Cash Flow Offer”) to purchase a portion of the notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of “Operating Cash Flow” from that period. “Operating Cash Flow” means our consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the indenture governing the notes. In respect of the period ended December 31, 2005, we anticipate offering to purchase approximately £14 million of the notes, excluding accrued interest.

A loan payment by us to our parent (or immediate parent) and its affiliates is a restricted payment under the indenture governing the notes. Under the indenture, such a payment (i) may be made only if we are not then in default under the indenture and would be permitted at that time to incur additional indebtedness under the applicable debt incurrence test; (ii) may generally be made only within ten business days of consummation of each Excess Cash Flow Offer; and (iii) would generally be limited to 50% of Operating Cash Flow plus the portion, if any, of the Excess Cash that the holders of the notes decline to accept under the Excess Cash Flow Offer. In addition, so long as we are not then in default under the indenture, we may, at any time, make up to £10 million in the aggregate in restricted payments following; provided that any such excess payments shall reduce the amount of restricted payments permitted to be paid out of future Operating Excess Cash Flow. Under the indenture governing our parent’s convertible notes, loans made by us to our parent company or its affiliates must be subordinated to the payment of obligations under our parent’s convertible notes. The terms of any inter-company loan to our parent or its affiliates must be agreed to by our board of directors, including its independent members. In the exercise of their fiduciary duties, our directors will require us to maintain a minimum cash balance in an amount they deem prudent.

In August 2005, we filed a registration statement with the SEC in relation to an offer to exchange the notes for publicly tradable notes that have identical terms (except for terms concerning additional interest and transfer restrictions). The exchange offer was completed in September 2005. The exchange notes together with the unregistered notes that remain outstanding after the completion of the exchange offer are treated as a single class of debt securities under the indenture. The dollar-denominated exchange notes are eligible for trading in the Private Offerings, Resales, and Trading through Automatic Linkages Market, commonly referred to as the Portal Market. As of September 27, 2005 when the exchange offer closed, the exchange offer was taken up by 99.93% of the holders of the $200 million 10.75% senior secured notes and 100% of the holders of the £105 million 11.75% senior secured notes.

The STT Bridge Facility

On May 18, 2004, our parent company and we reached agreement with an STT affiliate to provide to us amounts aggregating $100.0 million in financing at specified dates under the STT bridge facility. We were the borrower under the STT bridge facility. On October 8, 2004, our parent company announced that it had entered into a restructuring agreement with certain affiliates of STT to restructure some of its debt, including its debt outstanding under the STT bridge facility. On October 8, 2004, under the terms of the restructuring agreement, STT agreed to increase the amount available under the STT bridge facility to $125.0 million on the same terms. The STT bridge facility was secured by a second priority lien on certain of our assets and a second priority pledge of our capital stock by BidCo. In addition, the STT bridge facility was guaranteed by GCL and each subsidiary that received an economic benefit from the loan proceeds.

The STT bridge facility originally matured on December 31, 2004 and initially bore interest at a rate equal to one-month LIBOR plus 9.9%. Every 90 days after the May 18, 2004 closing, the spread over LIBOR increased by 0.5%, and we were required to pay a 1.0% per annum fee on any undrawn portion of this facility.

We used the proceeds from the loans under the STT bridge facility to repay a portion of some amounts due to other group companies under outstanding inter-company loans, and the group companies then used these funds for general corporate purposes. For each drawdown we took on the STT bridge facility and repaid inter-company loans, our immediate parent company forgave a portion of these inter-company loans (which were payable on demand but which did not bear interest) as consideration for the interest we paid on the STT bridge facility.

On December 23, 2004, the company was recapitalized in connection with a restructuring plan completed by GCL to refinance its indebtedness. As part of the restructuring, the STT bridge facility was acquired by GCL. On the same date, the STT bridge facility was settled in connection with the offering of the notes.

Inter-company Debt

Throughout 2004, we made periodic repayments on these loans from cash on hand and operating cash flow (£73.0 million), proceeds from the STT bridge facility (£68.6 million) and from the notes (£122.7 million). Inter-company trading debts due to the company of £3.6 million were assigned against the loan and the balance remaining (£61.0 million) was waived resulting in a zero balance as at December 31, 2004 and 2005.

Our Lease Obligations

Our lease obligations consist of finance leases and operating leases. We have three significant finance leases. The largest is with Network Rail, which covers fiber and equipment on the rail network. The aggregate amount due under this lease is £23.3 million. The second finance lease aggregates payments of £4.8 million and covers voice equipment supporting the FCO contract. The third finance lease aggregates payments of £2.2 million and covers equipment relating to some of our voice customers in addition to our own private branch exchanges, or PBXs.

Our operating leases cover both leases of real property and leases of equipment. The real property leases require us to make payments aggregating about £120 million. This amount excludes future commitments in respect of 1 London Bridge office space. We are in the process of concluding a 6.5 year lease for this central London property, where the total lease commitment is expected to be approximately £3.0 million. Substantially all of the remaining operating lease obligations relate to voice equipment.

C.	Research and development, patents and licenses

Not applicable

D.	Trend information

See “Operating Results” and “Liquidity and Capital Resources” for a discussion of the information required by this item.

E.	Off-Balance Sheet Arrangements

We no longer guarantee any indebtedness of our parent company.

F.	Contractual Obligations

Tabular Presentation of Cash Commitments at December 31, 2005

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Debt obligations(1)	£437,220	£37,388	£46,783	£46,783	£306,266
Finance lease and hire purchase obligations	40,553	9,276	12,811	7,815	10,651
Operating lease obligations	120,285	6,428	14,687	15,797	83,373
Purchase obligations	113,948	33,201	55,237	17,836	7,674
Pension obligations	9,865	913	1,857	1,895	5,200

Total	£721,871	£87,206	£131,375	£90,126	£413,164

(1)	The amounts presented include both principal and interest. The principal repayment of the notes of approximately £209.1 million which includes £14.0 million and £195.1 million in the “Less than 1 year” and the “More than 5 years” sections of the table, respectively. The £14.0 million represents the portion of the operating cash flow that we expect to offer holders of the notes within 120 days of December 31, 2005, net of accrued interest. As the operating cash flows will vary from period to period we have not predicted early purchases of the notes beyond 2006. The $200.0 million principal has been translated for all periods at the December 31, 2004 year-end rate of 1.7238 US dollars to one pound sterling. The US dollar interest included in the period up to five years has been calculated using the swap rate of 1.945 US dollars for one pound sterling. The US dollar interest included in periods of more than five years has been calculated using the bond rate of 10.75% and has been translated at a rate of 1.7238 US dollars to one pound sterling. The pound sterling interest has been calculated using the bond rate of 11.75%.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors, Senior Management

We are not managed as a separate entity, but as part of the overall Global Crossing business. Global Crossing is a global organization which has organized all of the legal entities into three functional organizations: Sales and Marketing; Operations; and Corporate Services. The issuer’s board of directors consists of the same board of directors as ours. The business address of each director of the issuer and the company is One London Bridge, London SE1 9BG, England. Certain of our senior managers have responsibilities for their respective functions in Europe in addition to their responsibility for the management of our company. In most instances, our and our parent’s senior management is not employed by us, but by one of our affiliates.

Our directors, executive management and senior management, and their ages and positions, are as follows:

Name	Age	Position
José Antonio Ríos(1)	60	Director; Chief Administrative Officer of Global Crossing Limited

Phil Metcalf(1)(2)	47	Director; Managing Director, GCUK

Bernard Keogh(1)	38	Director; Regional General Counsel—Europe

John McShane(1)	44	Director; Executive Vice President and General Counsel of Global Crossing Limited

Shaun Tweed(2)(3)	40	UK Finance Director

Richard Atkins(1)	54	Director; Non-Executive

John Hughes(1)	54	Director; Non-Executive

John Brown(2)	54	HR Director

Stephen Jenkins	46	Vice President, Global Crossing Marketing—Europe

Brad Kneller(2)	43	Vice President, Regional Operations

Raymond Moulton	42	Director for Financial Planning and Analysis

Dougald Robinson	50	Vice President, European Regulatory Affairs

Richard Sheard	35	Transmission Design Manager (UK)

Robert Turnbull	53	Vice President, Access Management

Keith Westcott	52	Senior Vice President, Europe

(1)	Member of the GCUK Board of Directors

(2)	Member of the company’s executive management.

(3)	William Ginn, who was the Company’s Vice President of Finance in 2005, resigned from the Company in March 2006.

José Antonio Ríos became President of Global Crossing International in May 2001 and Chief Administrative Officer of Global Crossing Limited in November 2002. Prior to joining our parent in 2001, Mr. Ríos served as President and CEO of Telefónica Media from 1999 to 2000 and served on the boards of more than 30 companies within the Telefónica group. During his tenure with Telefónica, Mr. Ríos served as Chairman of Atento, a Telefónica subsidiary. Prior to Telefónica, Mr. Ríos was the founding President and Chief Executive Officer of DIRECTV Latin America from 1995 to 1999, during which time he was also a Vice President of Hughes Electronics and a member of its management committee. From 1980 to 1995, he served as Chief Operating Officer and Corporate Vice President of the Cisneros Group of Companies.

In addition to his corporate responsibilities, Mr. Ríos served as Chairman of the Board of Global Marine Systems, a unit of our parent company, until August 2004. Mr. Ríos also serves as a director in 44 other affiliates of our parent in 18 countries worldwide. Mr. Ríos also serves on the boards of RingCentral and Claxson Interactive Group Inc., and is a director of the prestigious Fundacion Pais Digital (Digital Nation Foundation). In addition, he serves as a board member of the Inter-American Dialogue’s Latin America Advisor, an organization comprised of top public and private sector officials invested in Latin America’s development and future. From 2000 to 2002, he served as Chairman of the supervisory board of Endemol Entertainment, Europe’s premier independent TV production company based in Holland. For his various achievements and contributions, Hispanic Engineer and Information Technology named Mr. Ríos as one of the 50 Top Hispanics in Technology and Business for 2005 in the United States. In 2004, Hispanic Business Magazine named him to their list of the 100 most influential players in US business: 100 Influentials: Catalysts for Economic and Social Empowerment from Wall Street to Washington.

Mr. Ríos and his family are long time supporters of Operation Smile, a non-profit organization that provides global medical assistance to children born with facial deformities. In October 2002, he became a founding member of its board of governors. Mr. Ríos holds a degree in Industrial Engineering from the Andres Bello Catholic University in Caracas.

Phil Metcalf became Managing Director of GCUK in October 2004. Previously, he held senior posts with Global Crossing affiliates in the UK and the US, including Global Construction from June 2001 to March 2002, Global Service Delivery and Assurance from April 2002 to August 2002, and Managing Director for Europe from April 2002 to August 2004. Additionally, from September 2002 to August 2004, he was CEO of Global Marine, which he successfully restructured and sold to new ownership. Prior to joining Global Crossing, Mr. Metcalf was employed by Stone and Webster Engineering (now part of the Shaw Group), where he worked for eight years in various capacities, including Head of Engineering, Head of IT, Project Manager, and ultimately Operations Director. Until recently, Mr. Metcalf sat on the Boards of substantially all the Global Crossing legal entities in Europe, including the GCUK board and is Head of Security in the UK and Head of Safety in the UK.

Bernard Keogh became a director of GCUK in July 2004 and was appointed Regional General Counsel–Europe in January 2004. Prior to this, he held various roles within Global Crossing affiliates, which he joined in April 2000. From January 1999 to March 2000, he was the Chief Legal Adviser at the Commission for Communications Regulation, the telecommunications regulatory body in Ireland. From 1990 to 1999, he practiced law with William Fry, a leading corporate and commercial law firm in Dublin, Ireland.

John McShane joined the board of GCUK in June 2005 and was named executive vice president and general counsel of Global Crossing in March 2002. Mr. McShane oversees and manages all of our parent’s legal matters. Mr. McShane joined Global Crossing in February 1999 as our European assistant general counsel where he oversaw and managed legal affairs for the European region, including the buildout of the PEC network. As assistant general counsel he also had responsibility for the oversight of worldwide sales and telecommunications network outsourcing transactions for Global Crossing’s Solutions business unit and major vendor supply agreements. Prior to joining Global Crossing, Mr. McShane spent twelve years at several international law firms, including positions as an associate at Simpson Thacher & Bartlett from 1987 through 1996 and as senior counsel at Shearman and Sterling, Cadwalader, Wickersham & Taft, and Brown & Wood, where his main focus was on representing major commercial banks, financial institutions and corporations in connection with a broad range of their corporate, commercial and financing activities.

Shaun Tweed became finance director of GCUK in March 2006. He previously served in various other roles at Global Crossing affiliates, including Director of International Decision and Support from August 2004 to March 2006, Director of Finance Global Capital from January 2004 to July 2004, Director of Finance Global Service Delivery from January 2002 to December 2003, European Operations Controller from November 2000 to December 2001, and UK Finance Controller–Operations from August 1999 to October 2000. Prior to joining in 1999, he was employed as a finance manager at Alcatel from August 1993 to December 1996 and Reuters from January 1997 to July 1999. Mr. Tweed is a qualified member of the Association of Chartered Certified Accountants. Mr. Tweed was a director of GCUK between July 2004 and April 2005.

Richard Atkins joined the board of GCUK in June 2005. From 2002 to 2005, he was the General Manager of IBM Global Services North Region, where he was responsible for end-to-end strategy, sales and profit and loss management. From 1997 to 2002, he held various other positions at IBM, including the positions of General Manager at different divisions of IBM Global Services from 2000 to 2002 and Vice President of IBM Global Services, Service Delivery, EMEA Geoplex from 1999 to 2000. From 1991 to 1996, Mr. Atkins was the finance director of Data Sciences. Mr. Atkins was also a member of the IBM Senior Leadership Team.

John Hughes joined the board of GCUK in June 2005. Since March 2005, Mr. Hughes has been the Chairman of Intec Telecom Systems plc. In May 2005, he also became the Chairman of Parity Group plc. From 2000 to 2004, he was the Chief Executive Officer of IT and Services Business Area of the Thales Group and the Chairman of Thales Venture Capital. Between 2002 and 2004, he also served as Executive Vice President and Chief Operating Officer of the Thales Group and assumed the role of Chief Executive Officer of Aerospace in addition to IT and Services Business Area. Mr. Hughes served as President, GSM/UMTS Wireless Networks of Lucent Technologies from 1997 to 2000 and held various positions at Hewlett Packard from 1991 to 1997.

John Brown became HR Director in December 2000. Prior to its acquisition by Global Crossing, Mr. Brown was Head of HR for Racal Telecom. He previously worked for Racal Datacom as Head of HR for the EMEA region, and was HR Director for Thales and the Singer Link Flight Simulation Corporation. He has an MBA and BA in business studies and is a Fellow of the Chartered Institute of Personnel & Development.

Stephen Jenkins became Vice President, Marketing (Europe) in November 2003, having joined in July 2000. From May 1999 to July 2000, he was head of International Carrier Sales at AT&T (UK) and prior to that Director of Information and Communications Technology at the Federation of the Electronics Industry from November 1994 to May 1999. Mr. Jenkins also held various positions at BT from October 1979 to November 1994.

Brad Kneller became Vice President, Regional Operations in May 2001. Prior to joining, he was employed with a number of European Telecom Operators, including Telenordia, a BT joint venture, Versatel, a switched reseller, and Telfort, a BT joint venture. He was employed by NTL (CableTel), a UK cable operator and held the position of Operations Director from 1994 to 1997. Mr. Kneller was employed by Racal, where he served as UK Commissioning Manager from 1991 to 1994. He began his career with Cable and Wireless, spending nine years as a member of the company’s overseas operations staff and held various positions in the Caribbean and the Middle East.

Raymond Moulton became Director for Financial Planning and Analysis in March 2006. Since joining Global Crossing in August 2003 he held the role of Director Carrier Finance EMEA, a position he will retain. Prior to joining Global Crossing, Mr. Moulton was Director of Finance and Operations for Sorrento Networks Europe. From 1994 Mr. Moulton held various roles with BT and joint ventures of BT, including Business Development Finance Manager, Financial Controller of Viag Interkom in Germany and as European Finance and Administration Director of BT Excite.

Dougald Robinson became Vice President, European Regulatory Affairs in February 2003. From January 1999 to February 2003, he held the position of Regulatory Affairs Manager. He was previously employed by BT, where he held various positions from June 1979 to October 1991 and at BRT, a telecommunications subsidiary of the UK rail company, from October 1991 to November 1995, where he was responsible for regulatory affairs, and at Racal from November 1995 to December 1999, where he was responsible for regulatory affairs. Mr. Robinson is a director of the UK Competitive Telecommunications Association, a trade organization that assists in developing UK telecoms policy. Mr. Robinson was a director of GCUK between July 2004 and June 2005.

Richard Sheard became Transmission Design Manager in 2001 and has responsibility for maintaining the engineering integrity and quality of the network. From 1995 to 2001, Mr. Sheard held positions in our UK predecessors, Racal and BRT, including Senior Design Engineer Access Networks, where he was responsible for the strategy to expand the UK access network, and Network Management Engineer (Transmission).

Robert Turnbull became Vice President, Access Management in May 2001. From January 1998 to January 2001, he was Director Carrier Relations for Axxon Telecom, a switched reseller operating in Europe. Mr. Turnbull was previously employed by T-Mobile, Germany as Director, International Business Development from 1996 where he was responsible for acquisition of mobile licenses in Taiwan and Italy. Prior to T-Mobile, Mr. Turnbull worked for Cable and Wireless from 1973 to 1996 and held a number of technical, operational and management positions globally, including in the United States, Japan, Sweden and the United Kingdom.

Keith Westcott became Senior Vice President, Europe in June 2004. Prior to joining, Mr. Westcott was a Senior Vice President at Via Networks from November 2002 to June 2004 and from May 1999 to May 2002 he was the UK & Ireland Managing Director for KPNQwest. He also held various sales director and product marketing roles at AT&T from August 1988 to February 1997. From September 1980 to August 1988 he worked for Olivetti-Data.

B.	Compensation

Our Director and Executive Compensation

The aggregate remuneration (which consists of salary, bonus and other annual compensation) paid by us or by a member of the GCL group of companies to all of our directors and executive management (totaling ten persons(1)) for the 2005 financial year was approximately £1.5 million(2). This does not include the compensation paid to José Antonio Ríos and John McShane as they are not directly involved in the day-to-day management of GCUK. Of this aggregate compensation, approximately £1.3 million was paid in salaries, including bonuses. For 2005, the highest paid director or executive received £0.3 million, including salary, bonuses, benefits-in-kind and pension contributions.

Except for Mr. Atkins and Mr. Hughes, who were paid £53,000 in aggregate, we did not compensate our directors independently for their services in their capacity as members of the board of directors.

(1)	William Ginn, who was a member of the company’s executive management throughout 2005, resigned from the company in March 2006. Mr. Ginn’s remuneration for the 2005 financial year is included in the above aggregate remuneration figure.
Keith Cameron, who was a member of the company’s executive management throughout 2005, has notified the company of his resignation which will become effective in early April 2006. Mr. Cameron has taken leave pending his departure from the company. Mr. Cameron’s remuneration for the 2005 financial year is included in the above aggregate remuneration figure.
(2)	Bernard Keogh’s compensation was translated from euros to pounds sterling at £1.00 = €1.462 the average noon buying rate for the year ended December 31, 2005.

Our directors and executive management (including for ease of presentation Mr. Ginn and Mr. Cameron) held the following stock options as of December 31, 2005:

Name	Number of Securities Underlying Option/ SARs Granted		Exercise or Base Price ($/Sh)	Expiration Date
José Antonio Ríos	110,000		$10.16	December 9, 2013
	22,000		$15.39	December 15, 2014
	12,000	*		March 8, 2014
	18,587	*		January 1, 2007
	26,000	*		June 14, 2015
	22,000	*		June 14, 2015

	210,587

Philip Metcalf	30,000		$10.16	December 9, 2013
	6,600		$15.39	December 15, 2014
	4,000	*		March 8, 2014
	6,896	*		January 1, 2007
	6,400	*		June 14, 2015
	5,400	*		June 14, 2015

	59,296

Bernard Keogh	2,000		$15.39	December 15, 2014
	1,200	*		March 8, 2014
	4,100	*		June 14, 2015
	3,500	*		June 14, 2015

	10,800

John McShane	50,000		$10.16	December 9, 2013
	15,000		$15.39	December 15, 2014
	8,500	*		March 8, 2014
	10,455	*		January 1, 2007
	18,000	*		June 14, 2015
	15,000	*		June 14, 2015

	116,955

Richard Atkins	Nil		N/A	N/A

John Hughes	Nil		N/A	N/A

John Brown	500	*		March 8, 2014

Brad Kneller	10,000		$10.16	December 9, 2013
	2,000		$15.39	December 15, 2014
	1,200	*		December 9, 2013
	2,600	*		June 14, 2015
	2,200	*		June 14, 2015

	18,000

Shaun Tweed	500	*		March 8, 2014

William Ginn	2,600	*		June 14, 2015
	2,200	*		June 14, 2015

	4,800

Keith Cameron	22,000		$10.16	December 9, 2013
	4,000		$15.39	December 9, 2013
	2,400	*		December 9, 2013
	5,100	*		June 14, 2015
	4,300	*		June 14, 2015

	37,800

Name	Number of Securities Underlying Option/ SARs Granted		Exercise or Base Price ($/Sh)	Expiration Date

Dougald Robinson	1,200	*		March 8, 2014
	2,000		$15.39	December 15, 2014
	2,600	*		June 14, 2015
	2,200	*		June 14, 2015

	8,000

*	Restricted stock units

(1)	Securities covered by options: common shares of GCL.

Our Parent’s Director and Executive Compensation

Our Parent’s Stock Option Plan

Below is a summary of certain important features of our parent’s 2003 Global Crossing Limited Stock Incentive Plan, or the 2003 Plan. The following summary of the 2003 Plan does not include all of the information included in the 2003 Plan. Certain of our directors, officers and employees benefit from this plan. Moreover, certain people with significant operational control over us are not actually employed by us but by our parent or its affiliates and they also benefit from this plan. We do not have any other independent stock option plan.

Awards

Kinds of awards that can be granted under the plan. The 2003 Plan provides incentives through the granting of (i) stock options, (ii) stock appreciation rights or (iii) other stock-based awards, including, without limitation, restricted share units, or RSUs.

Eligible participants. Any common law employee of our parent or any of our parent’s subsidiaries, any member of our parent’s board of directors or the board of directors of any of our parent’s subsidiaries, or any consultant who performs bona fide services for our parent or for any of our parent’s subsidiaries is eligible to participate in the 2003 Plan if selected by our parent’s compensation committee.

Shares available for Awards under the Plan. The 2003 Plan currently allows our parent to issue up to 8,378,261 shares of our parent’s Common Stock, par value $0.01 per share. Through December 31, 2005, options to purchase an aggregate of 2,791,926 shares and 2,516,671 RSUs representing an aggregate of 5,308,597 shares have already been granted under the 2003 Plan. Together, the aggregate number of options and RSUs granted through December 31, 2005, net of shares returned to the 2003 Plan due to the termination or lapse of awards, account for 4,576,359 of the 8,378,261 available shares issuable under the 2003 Plan.

In addition to the above, our parent uses shares under the 2003 Plan to grant performance-based awards of unrestricted common shares. Upon attainment of the relevant performance objectives, participants are awarded unrestricted common shares, which thereby reduce the number of awards available for future grant under the 2003 Plan. For additional details regarding such incentive opportunities, see Note 17 to our parent’s 2005 Annual Report on Form 10-K.

The issuance of shares or the payment of cash upon the exercise of an award reduces the total number of shares available under the 2003 Plan. Shares which are subject to awards which terminate or lapse will again be available for grant under the 2003 Plan. Shares subject to awards may consist, in whole or in part, of unissued shares or treasury shares.

Restrictions on the number of Awards an individual Participant may receive. The maximum number of shares for which options and stock appreciation rights may be granted during a calendar year to any participant is 1,000,000. The maximum number of shares for which other stock-based awards (as described below) intended to be deductible by us under Section 162(m) of the US Internal Revenue Code of 1986, as amended, or the Code, that may be granted to any participant during a calendar year is 500,000 (or $10,000,000 if the amount is not expressed in shares).

Options

Types of Options available for grant under the Plan. An option is a right to purchase shares at a future date at a pre-established price. Options granted under the 2003 Plan may be, as determined by our parent’s compensation committee, non-qualified or incentive stock options for federal income tax purposes, as evidenced by the related award agreements, and shall be subject to the 2003 Plan and to such other terms and conditions as the compensation committee shall determine. The option price per share shall be determined by our parent’s compensation committee, but shall not be less than 100% of the fair market value of the shares on the date an option is granted.

When Options become exercisable. Options granted under the 2003 Plan are exercisable at such time and upon such terms and conditions as may be determined by the compensation committee, but in no event will an option be exercisable more than ten years after the date it is granted. The vesting schedule for the options and the other terms and conditions of exercise will be provided in a related award agreement or in a notice of grant.

How Participants exercise Options. Except as otherwise provided in the 2003 Plan or in an award agreement, an option may be exercised for all, or from time to time any part, of the shares for which it is then exercisable. The exercise date of an option shall be the later of the date a notice of exercise is received by us and, if applicable, the date payment is received by us.

The purchase price for the shares as to which an option is exercised is payable to us in full at the time of exercise in cash. If the applicable award agreement permits, the exercise price may also be paid, at the election of the participant and subject to such requirements as may be imposed by the compensation committee, in shares having a fair market value equal to the aggregate option price for the shares being purchased; partly in cash and partly in such shares; or through the delivery of irrevocable instructions to a broker to deliver promptly to us an amount equal to the aggregate option price for the shares being purchased.

Special requirements applicable to ISOs. An incentive stock option, or “ISO,” is an option that meets certain requirements for favorable tax treatment provided by Section 422 of the Code. This favorable treatment and related requirements are described in greater detail below under the heading “Taxes—ISOs.” No ISO may be granted to any participant who, at the time of grant, owns more than ten percent of the total combined voting power of all classes of our stock or of any of our subsidiaries, unless (1) the option price for such ISO is at least 110% of the fair market value of a share on the date the ISO is granted, and (2) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any participant who disposes of shares acquired upon the exercise of an ISO either (1) within two years after the date of grant of such ISO, or (2) within one year after the transfer of shares underlying the ISO to the participant, must notify the Company of such disposition and of the amount realized upon such disposition.

Stock Appreciation Rights

Description of Stock Appreciation Rights. A stock appreciation right is a right to receive payment for each share subject to the stock appreciation right in an amount equal to the excess of that share’s fair market value on the date of exercise over the exercise price per share. Under the 2003 Plan, a stock appreciation right may be granted independent of an option or in conjunction with an option (or a portion thereof). A stock appreciation right granted in conjunction with an option:

•	may be granted at the time the related option is granted or at any time prior to the exercise or cancellation of the related option,

•	shall cover the same shares covered by an option (or such lesser number of shares as the compensation committee may determine), and

•	shall be subject to the same terms and conditions as such option except for such additional limitations as are contemplated by the 2003 Plan (or such additional limitations as may be included in an award agreement).

Each stock appreciation right granted independent of an option shall entitle a participant upon exercise to an amount equal to (1) the excess of (A) the fair market value on the exercise date of one share over (B) the exercise price per share, times (2) the number of shares covered by the stock appreciation right. Each stock appreciation right granted in conjunction with an option, or a portion thereof, shall entitle a participant to surrender to us the unexercised option, or the related portion thereof, and to receive from us in exchange therefor an amount equal to (1) the excess of (A) the fair market value on the exercise date of one share over (B) the option price per share, times (2) the number of shares covered by the option, or portion thereof, which is surrendered.

Exercise price of Stock Appreciation Rights. The exercise price per share of a stock appreciation right shall be an amount determined by the compensation committee but in no event shall such amount be less than the greater of: the fair market value of a share on the date the stock appreciation right is granted or, in the case of a stock appreciation right granted in conjunction with an option, or a portion thereof, the option price of the related option, and an amount permitted by applicable laws, rules, by-laws or policies of regulatory authorities or stock exchanges.

Exercise of Stock Appreciation Rights. Stock appreciation rights may be exercised from time to time upon actual receipt by us of written notice of exercise stating the number of shares with respect to which the stock appreciation right is being exercised. The date a notice of exercise is received by us shall be the exercise date of the stock appreciation right.

Form of payment. Payment for stock appreciation rights shall be made in shares or in cash, or partly in shares and partly in cash (any such shares valued at their fair market value), all as shall be determined by the compensation committee. No fractional shares will be issued in payment for stock appreciation rights, but instead cash will be paid for a fraction or, if the compensation committee should so determine, the number of shares will be rounded downward to the next whole share.

Limitations on the grant of Stock Appreciation Rights. The compensation committee may impose, in its discretion, such conditions upon the exercisability or transferability of stock appreciation rights as it may deem fit. Our parent does not expect to award stock appreciation rights payable in cash to any participant. Any stock appreciation right awarded pursuant to the 2003 Plan will be subject to the conditions specified in the US Internal Revenue Service, or IRS, guidance with respect to the treatment of Stock Appreciation Rights under Section 409A of the Code.

Other Stock-Based Awards

Types of other Stock-Based Awards. The compensation committee, in its sole discretion, may grant awards of shares, awards of restricted shares and awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares, including, without limitation, RSUs.

Terms of Other Stock-Based Awards. Other stock-based awards may be in such form, and dependent on such conditions, as the compensation committee shall determine, including, without limitation, the right to receive one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other stock-based awards may be granted alone or in addition to any other awards granted under the 2003 Plan. Subject to the provisions of the 2003 Plan, the compensation committee shall determine to whom and when other stock-based awards will be made, the number of shares to be awarded under (or otherwise related to) such other stock-based awards, whether such other stock-based awards shall be settled in cash, shares or a combination of cash and shares, and all other terms and conditions of the awards (including, without limitation, the vesting provisions).

RSUs. The compensation committee may, in its sole discretion, determine to award RSUs to participants. RSUs allow a participant to receive a specified number of Shares at a specified future date or dates, or the vesting date, subject to such participant’s continuous employment through such date. Such future date(s) may be determined based on the completion of a specified period of service, the occurrence of a specific event, the attainment of performance objectives or such other criteria as the compensation committee may determine. Generally, if the participant leaves our parent or its affiliates for any reason before the vesting date, the unvested RSUs are forfeited. The vesting date and the other terms and conditions of an RSU award will be set forth in the award agreement.

Performance-based Awards. Other stock-based awards may be granted in a manner which is deductible by us under Section 162(m) of the Code (or any successor section thereto). A performance-based award is an award that vests or becomes payable based on the attainment of written performance goals approved by the compensation committee for a performance period established by the compensation committee. The applicable performance goals, which under Section 162(m) must be objective, shall be based upon one or more of the following criteria: (1) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization), (2) net income, (3) operating income, (4) earnings per share, (5) book value per share, (6) return on shareholders’ equity, (7) expense management, (8) return on investment, (9) improvements in capital structure, (10) profitability of an identifiable business unit or product, (11) maintenance or improvement of profit margins, (12) stock price, (13) market share, (14) revenues or sales, (15) costs, (16) cash flow, (17) working capital, (18) return on assets, and (19) cash on hand.

The foregoing criteria may relate to our parent, one or more of our parent’s subsidiaries or one or more of our parent’s divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the compensation committee shall determine. In addition, to the degree consistent with Section 162(m) of the Code, the performance goals may be calculated without regard to extraordinary items.

Restrictions on the number of Performance-Based Awards a Participant can receive. The maximum amount of a performance-based award during a calendar year to any participant shall be (x) with respect to performance-based awards that are granted in shares, 500,000 shares and (y) with respect to performance-based awards that are not granted in shares, $10,000,000.

Payment of Performance-Based Awards. The compensation committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given participant and, if they have, to so certify and ascertain the amount of the applicable performance-based award. No performance-based awards will be paid for such performance period until such certification is made by the compensation committee. The amount of the performance-based award actually paid to a given participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the compensation committee. The amount of the performance-based award determined by the compensation committee for a performance period shall be paid to the participant at such time as determined by the compensation committee in its sole discretion after the end of such performance period; provided, however, that a participant may, if and to the extent permitted by the compensation committee and consistent with the provisions of Section 162(m) and Section 409A of the Code, elect to defer payment of a performance-based award.

Adjustments Upon Certain Corporate Events

Effect of Share dividend or split, or a reorganization, recapitalization, merger or similar corporate event. In the event of any change in the outstanding shares by reason of any share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other corporate exchange, or any distribution to shareholders of shares other than regular cash dividends, the compensation committee in its sole discretion and without liability to any person may make such substitution or adjustment, if any, as it deems to be equitable, as to: the number or kind of shares or other securities issued or reserved for issuance pursuant to the 2003 Plan or pursuant to outstanding awards, the option price, and/or any other affected terms of such awards.

Effect of a change in control. Except as otherwise provided in an award agreement, and subject to compliance with Section 409A of the Code, in the event of a change in control (as defined in the 2003 Plan), the compensation committee in its sole discretion and without liability to any person may take such actions, if any, as it deems necessary or desirable with respect to any award (including, without limitation, (1) the acceleration of an award, (2) the payment in cash, shares or any combination thereof in exchange for the cancellation of an award and/or (3) the requiring of the issuance of substitute awards that will substantially preserve the value, rights and benefits of any affected awards previously granted under the 2003 Plan) as of the date of the consummation of the change in control.

Other Information About the Plan and the Awards

Transferability of Awards. An award is not transferable or assignable, except by will or the laws of descent and distribution, unless otherwise determined by the compensation committee. Any permitted transferees (as defined in the 2003 Plan) may exercise an award in the same manner as a participant.

Transferability of Shares received under the Plan. The 2003 Plan contains no restrictions on the resale of vested shares acquired under the 2003 Plan. Certain of our parent’s directors and certain officers may be deemed to be “affiliates” of Global Crossing within the meaning of the Securities Act. Under the provisions of the Securities Act such persons may not be free to dispose of the Shares acquired under the 2003 Plan unless there is an effective registration statement or an applicable exemption under the Securities Act covering such disposition.

Plan administration. The 2003 Plan is administered by our parent’s compensation committee, which has the power to delegate its duties and powers in whole or in part to any subcommittee thereof. Each member of the compensation committee must qualify as a “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and as an “outside director” within the meaning of Section 162(m) of the Code at the time he or she takes any binding action with respect to an option under the 2003 Plan.

The compensation committee is authorized to interpret the 2003 Plan, to establish, amend and rescind any rules and regulations relating to the 2003 Plan, and to make any other determinations that it deems necessary or desirable for the administration of the 2003 Plan. The compensation committee may correct any defect or supply any omission or reconcile any inconsistency in the 2003 Plan in the manner and to the extent the compensation committee deems necessary or desirable. Any decision of the compensation committee in the interpretation and administration of the 2003 Plan, as described therein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, participants and their beneficiaries or successors). The compensation committee shall have the full power and authority to establish the terms and conditions of any award consistent with the provisions of the 2003 Plan and to waive any such terms and conditions at any time (including, without limitation, acceleration or waiving any vesting conditions).

Duration of the Plan. The 2003 Plan became effective as of December 8, 2003 and was approved by our shareholders in its original form. No awards may be granted under the 2003 Plan after the tenth anniversary of the effective date. However, awards granted prior to the effective date may extend beyond that date. The administration of the 2003 Plan shall continue in effect until all matters relating to the payment of awards previously granted have been settled.

Plan amendment or termination. Our parent’s board of directors may amend, alter, suspend, discontinue or terminate the 2003 Plan, but no amendment, alteration, suspension, discontinuation or termination may be made without the approval of our parent’s shareholders, if their approval is necessary to comply with any tax, regulatory, exchange or other listing requirements applicable to the 2003 Plan. Notwithstanding anything to the contrary in the 2003 Plan, our parent’s board of directors may not amend, alter or discontinue the provisions described under “Adjustments Upon Certain Corporate Events—Effect of a change in control” after the occurrence of a change in control.

Additionally, the compensation committee may not waive any conditions or rights under, or amend any terms of, or alter, suspend, discontinue, cancel or terminate any award, either prospectively or retroactively, without the consent of a participant or beneficiary, if any such waiver, amendment, suspension, discontinuance, cancellation or termination would impair the rights under any award held by such participant or beneficiary pursuant to the 2003 Plan.

Our parent intends to amend the 2003 Plan on or prior to December 31, 2006 to the extent it deems necessary or appropriate to comply with Section 409A of the Code and all related IRS guidance.

Impact of Awards on a recipient’s employment status with the Company. The granting of an award under the 2003 Plan imposes no obligation on our parent or any of its subsidiaries to continue the employment of a participant and does not lessen or affect our parent’s or its subsidiaries’ rights to terminate the employment of such participant. No one has any right to be granted any award, and there is no obligation for uniformity of treatment of participants or other award beneficiaries.

Successors and assigns. The 2003 Plan shall be binding on all of our parent’s successors and assigns and on each participant, including without limitation, the estate of each such participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of each such participant’s creditors.

Taxes

Recent U.S. Tax Law Changes. In October 2004, the U.S. Congress enacted tax legislation establishing new rules and limitations with respect to non-qualified deferred compensation plans. This legislation (codified in Section 409A of the Internal Revenue Code of 1986, as amended (“Code”)) applies to options, stock appreciation rights, restricted stock units (“RSUs”) and other stock-based awards under the 2003 Plan and to the deferral of option or other stock-based award gains pursuant to a separate non-qualified deferred compensation plan. The requirements of Section 409A of the Code (“Section 409A”) include, but are not limited to, limiting distributions of deferred compensation to specified dates (generally, separation from service, death, disability, a date (or fixed schedule of dates) specified at the time of grant or deferral, unforeseeable emergency and a “change in control event”, as defined in the 409A Proposed Regulations (as defined below)), requirements as to the timing of deferral elections and limitation on the ability to change deferral elections. Failure to comply with the new rules may result in the participant being subject to a 20% penalty tax and interest charges on late tax payments on such deferred amounts.

In September 2005, the IRS and US Treasury Department issued proposed regulations (“409A Proposed Regulations”) clarifying the application of Section 409A to various stock-based awards and providing transition rules for 2006. Among other things, the 409 Proposed Regulations provide that a plan will not violate Section 409A if it is amended on or prior to December 31, 2006 to bring it into documentary compliance with Section 409A and if the plan is operated in good faith compliance with the provisions of Section 409A pending such amendment. Our parent intends to amend the 2003 Plan to comply with the deferred compensation rules under Section 409A, the 409A Proposed Regulations and all other related Internal Revenue Service (“IRS”) guidance within the applicable transition period and to operate the plan in good faith compliance with Section 409A until such amendment(s) is effective.

The following is a summary of the United States federal income tax consequences with respect to the 2003 Plan and the grant and exercise of awards under the 2003 Plan. This summary is not intended to be a complete description of all possible tax consequences, and does not include any discussion of state, local or non-U.S. income tax consequences or the effect of gift, estate or inheritance taxes, any of which may be significant. In addition, this summary does not apply to every specific transaction that may occur.

ISOs. Under present law, a participant will not realize taxable income upon either the grant or the exercise of an ISO, and the employer will not receive a corresponding income tax deduction at either such time. So long as the participant does not sell shares acquired upon exercise of the ISO within either (i) two years after the date of the grant of the ISO or (ii) one year after the date of exercise, a subsequent sale of the shares will be taxed as long- term capital gain or loss. If the participant, within either of the above periods, disposes of shares acquired upon exercise of the ISO, the participant will generally realize as ordinary income an amount equal to the lesser of (i) the gain realized by the participant on such disposition or (ii) the excess of the fair market value of the shares on the date of exercise over the exercise price. In such event, the employer generally would be entitled to an income tax deduction equal to the amount recognized as ordinary income by the participant, subject, where applicable, to compliance with Section 162(m) of the Code. Any gain in excess of such amount realized by the participant as ordinary income would be taxed as short-term or long-term capital gain (depending on the holding period). The difference between the exercise price and the fair market value of the shares at the time the ISO is exercised will be an adjustment in computing alternative minimum taxable income for the purpose of the alternative minimum tax imposed by Section 55 of the Code.

Nonqualified Stock Options. Under present law, a participant will not realize taxable income upon the grant of a nonqualified stock option, or NQSO, having an exercise price equal to the fair market value of the underlying stock as of the grant date (as required by the 2003 Plan) and the employer will not receive a corresponding income tax deduction at such time. Upon exercise of an NQSO, the participant will generally realize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price. The employer is generally allowed an income tax deduction equal to the amount recognized as ordinary income by the participant, subject, where applicable, to compliance with Section 162(m) of the Code.

Any ordinary income realized by a participant upon exercise of an NQSO will increase his tax basis in the shares thereby acquired. Upon a subsequent sale of the shares, the participant will recognize short-term or long-term capital gain or loss depending upon his or her holding period for the shares. The holding period for capital gains purposes begins on the date of the exercise pursuant to which such shares were acquired.

A participant who surrenders shares in payment of the exercise price of an option will not recognize gain or loss on his surrender of such shares. Of the shares received in such an exchange, that number of shares equal to the number of shares surrendered will have the same tax basis and holding period as the shares surrendered. The participant will recognize ordinary income equal to the fair market value of the balance of the shares received and such shares will then have a tax basis equal to their fair market value on the exercise date, and the holding period will begin on the exercise date.

Stock Appreciation Rights. Under present law, a participant will not realize taxable income upon grant of a stock appreciation right and the employer will not receive a corresponding tax deduction at that time. Upon exercise, a participant would generally recognize ordinary income equal to the excess of the fair market value of the shares on such exercise date over the exercise price.

RSUs. Under present law, a participant should not realize taxable income upon the grant of an RSU and the employer would not expect to receive a corresponding income tax deduction at such time. Upon distribution to a participant of the shares underlying an RSU (provided that the shares underlying the RSU are distributed to the participant promptly following the occurrence of specified vesting date(s)), such participant should recognize ordinary income equal to the fair market value of such shares as of the date of distribution and we would expect to be allowed an income tax deduction equal to such amount, subject, where applicable, to compliance with Section 162(m) of the Code. The participant’s tax basis in the shares received will generally equal the amount of income recognized. Upon a subsequent sale of the shares, the participant will recognize short-term or long-term capital gain (or loss) depending on his or her holding period for the shares.

Other Stock-Based Awards. Amounts received by the participant upon the grant of other stock-based awards are ordinarily taxed at ordinary rates when received. However, if such other stock-based awards consist of property subject to restrictions on transfer and a substantial risk of forfeiture, the amounts generally will not be taxed until the transfer restrictions or forfeiture provisions lapse (unless the participant makes an election under Section 83(b) of the Code within 30 days after grant), and will be taxed based on the fair market value of the property on the date of such lapse. Subject to Section 162(m) of the Code, the employer is generally allowed an income tax deduction, equal to the amount recognized as ordinary income by the participant, at the time such amount is taxed. The participant’s tax basis in the property will generally equal the amount of income recognized. Upon a subsequent sale of the property, the participant will recognize short-term or long-term capital gain (or loss) depending on his or her holding period for the property. Other stock-based awards that constitute deferred compensation pursuant to Section 409A may be taxable at grant unless the award complies with the provisions of Section 409A. A participant who receives an award that does not comply with the applicable provisions of Section 409A may be subject to an additional 20% tax penalty as well as additional interest charges on late tax payments on such deferred amounts. Our parent does not intend to grant awards that do not comply with Section 409A.

Withholding Taxes. Our parent’s compensation committee shall require payment of any amount it may determine to be necessary to withhold for federal, state, local or other taxes as a result of the exercise of an award (or, in the case of RSUs, the distribution of shares underlying such award). Unless the compensation committee specifies otherwise, the participant may elect to pay a portion or all of such withholding taxes by (1) delivery in shares of our parent’s Common Stock or (2) having shares of our parent’s Common Stock withheld by our parent from any shares that would have otherwise been received by the participant.

Employment Agreements

Our affiliates have entered into separate employment agreements with Messrs. Rios, Metcalf, Keogh, McShane, Kneller and Tweed. We do not have employment agreements with them. We have entered into contracts for services with Messrs. Atkins and Hughes. In addition, the terms of Messrs. Ríos’s and Metcalf’s employment have been defined, in part, by the Global Crossing Limited Key Management Protection Plan, or GCLKMPP.

In connection with our parent company’s emergence from bankruptcy, it adopted the GCLKMPP. Effective December 10, 2005, the Global Crossing Limited Key Management Protection Plan (the “Original MPP”) was amended and restated (as so amended and restated, the “Revised MPP”). The Original MPP was adopted by Global Crossing Limited (the “Company”) on December 9, 2003 and provided enhanced severance benefits for the executive officers and certain other key employees of the Company named in the Original Plan. Specifically, if a participant’s employment were terminated by the Company (other than for cause or by reason of death or disability), or if he or she were to terminate employment for “good reason” (generally, an unfavorable change in employment status or compensation), the Original MPP entitled him or her to receive (i) a lump sum payment equal to the “severance multiplier” times the sum of his or her annual base salary plus target bonus opportunity (reduced by any cash severance benefit otherwise paid to the participant under any other applicable severance plan or severance arrangement), (ii) a prorated portion of the annual target bonus for the year in which the termination occurred, (iii) continuation of life and health insurance coverage’s for a number of years equal to the “severance multiplier” and (iv) payment for outplacement services in an amount not to exceed 30% of his or her base salary. Under the Original MPP, the “severance multiplier” ranged from “1 times” to “3 times” depending on the seniority of the participant in the Original Plan.

The Revised MPP contains terms and conditions substantially the same as those of the Original MPP, except that (1) the “severance multiplier” is now either “1.75 times” or “1 times” for all plan participants depending on their seniority, (2) minimum target bonus amounts have been established for purposes of calculating severance, (3) the definition of “good reason” has been amended to provide that reductions in base salary made pursuant to and consistent with a broad-based reduction applicable to all similarly situated executives does not constitute “good reason” entitling participants to severance payments under the plan, and (4) the plan has effectively been extended from December 9, 2005 through December 31, 2007 as participant consent is required for any amendment or termination to the plan made prior to December 31, 2007. The executive officers and other employees of the

Company named in the Revised MPP are eligible to participate, and these include all “named executive officers” (as defined in Item 402(a)(3) of Securities and Exchange Commission Regulation S-K) except John J. Legere whose severance arrangements are governed by his December 9, 2003 employment agreement.

Global Crossing Network Center (UK) Ltd., or GCNCUKL, entered into an employment agreement with Mr. Metcalf on September 4, 2000, as amended by letters dated May 24, 2002 and November 13, 2002, providing for his employment as Senior Vice President of Operations and Customer Care. The September 4, 2000 employment agreement superceded an original agreement signed in March 1999. GCNCUKL may terminate the employment agreement at any time with six months’ notice, or immediately without notice or with pay in lieu of notice in the event of Mr. Metcalf’s gross misconduct or gross negligence in the performance of his duties or in the event of a serious breach, or repeated breaches.

Global Crossing Services Europe Limited, or GCSEL, entered into an employment agreement with Mr. Keogh on February 23, 2000, as subsequently amended, providing for his employment as Regional General Counsel—Europe. Either GCSEL or he may terminate the employment agreement with four weeks’ prior written notice. GCSEL may terminate the employment agreement immediately if he is in gross default or willful neglect of his duties or commits any serious breach or non-observance of the terms of the agreement, commits any grave misconduct or gross default or any conduct tending to bring himself or GCSEL into disrepute, is unable to fulfill his duties for medical reasons for any consecutive period of 90 days or for periods aggregating 12 weeks or more in any period of 52 consecutive weeks, is adjudged bankrupt or makes any arrangement with creditors, or is convicted of certain criminal offenses.

We entered into contracts for service with each of Mr. Atkins and Mr. Hughes whereby each was appointed a director for an initial period of two years. The contract with Mr. Atkins provides that serve on and chair the Audit Committee of our Board of Directors. The contract with Mr. Hughes provides that he serve on the Audit Committee of our Board of Directors. Each contract may be terminated upon one month’s written notice from either party. We are also entitled immediately to terminate the contract in certain specified circumstances.

Our predecessor company, Racal, originally entered into an employment agreement with Mr. Brown providing for his continuous employment as HR Director. We may terminate the agreement at any time with two months’ notice.

GCNCUKL entered into an employment agreement with Mr. Kneller, effective as of May 1, 1999, providing for his employment as Senior Manager—Systems Configuration and Cable Administration. GCNCUKL may terminate the employment agreement at any time with twelve weeks’ notice, or immediately without notice or with pay in lieu of notice in the event of certain matters specified in the contract.

GCNCUKL entered into an employment agreement with Mr. Tweed on November 13, 2000, providing for his employment as Financial Controller European Operations. GCNCUKL may terminate the employment agreement at any time with four weeks’ notice, with one additional notice week added on per year of employment after the fourth year of employment subject to a maximum of twelve weeks, or immediately without notice or with pay in lieu of notice in the event of Mr. Tweed’s gross misconduct or gross negligence in the performance of his duties or in the event of a serious breach, or repeated breaches of the terms of the agreement.

C.	Board Practices

Our board of directors is currently composed of six, two of whom are independent directors. Each director has one vote. Resolutions are adopted by a majority vote of those present. Under our articles of association, we are required to have a minimum of two directors and at least two directors must be present for a quorum. There is one committee of the board, namely an audit committee. The audit committee is composed of three directors, two of whom are independent directors. Under its terms of reference, the audit committee will have principal oversight of our financial statements and the appointment of our auditors. Our independent directors will also review and approve any changes to our inter-company agreements. Under our articles of association, directors are not required to retire by rotation.

D.	Employees

We share certain employees with our parent. In certain instances, people have functions within our company but are not employed by us. These employees are employed by our parent or one of our parent’s subsidiaries. Similarly, there certain people are employed by us but devote some amount of their time to either our parent or one of our parent’s other subsidiaries.

The number of employees at year end for each of the years ended December 31, 2004 and 2005 was 561 and 567, respectively.

The following table provides information about our employees as at December 31, 2005. In addition to the responsibilities that certain of these employees have within our business, they will devote a proportion of their time to supporting the other legal entities within their respective functional areas in Europe.

Function Group	Part Time	Full Time	Total
Global Access Management	0	9	9
Sales	1	32	33
Marketing	0	16	16
Carrier Sales	0	2	2
Global Partner Program	0	2	2
Client Support & Engineering	0	39	39
Finance	2	39	41
Real Estate	0	9	9
Procurement	0	3	3
Human Resources	1	5	6
Legal	0	2	2
Corporate Communications	0	3	3
Information Systems	0	3	3
IT Applications	0	12	12
IT Operations	0	21	21
Strategic Development	0	7	7
Transport & Infrastructure Eng	0	13	13
Service Platform Engineering	2	30	32
Global Voice Operations	0	8	8
Global Service Operations	1	17	18
Field Operations	6	282	288

Total	13	554	567

We believe employee relations are excellent, with no significant time lost to industrial action in recent years.

We have a recognition and procedural agreement with the Transport and Salaried Staff’s Association and the National Union of Rail, Maritime and Transport Workers unions for various of our 48 staff on former railway terms and conditions. The agreement provides procedural arrangements for dealing with any collective issues relating to all contractual conditions of employment, including pay and benefits, working hours, holiday entitlements and principles of grading structures.

Training

Due to our focus on service quality, we give training considerable emphasis. Training is the responsibility of our parent’s Global Learning & Development Group. The major training actions that are currently taking place include:

Enterprise-wide. Courses include Learning Management System (one automated platform/gateway to all L&D components), eLearning programs (a range of e-learning modules including technology skills), Cisco training and Telecommunications Network Management & Support.

Sales. Courses include soft skills (Strategic Selling & Account Planning, Cisco Account Management Development), product training (IP-VPN, in-house product training) and system training, Fast Track for New Starters.

Operations system training. Courses include ClarifyClearSupport, Merlin, Xchange and EON.

E.	Share Ownership

See “Compensation” and Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for a discussion of the information required by this item.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Save as to one share, held by a nominee shareholder, the issuer is wholly owned by the guarantor, which in turn is wholly owned by our immediate parent company, which in turn is wholly owned by GCL.

As of March 31, 2006, STT Crossing Ltd. beneficially owned 6,440,723 common shares and all 18,000,000 senior preferred shares of GCL. As of March 31, 2006, there were 24,378,855 shares of common stock and 18,000,000 senior preferred shares issued and outstanding. The senior preferred shares are convertible pursuant to a certificate of designations into GCL common stock on a one-for-one basis (subject to dilution adjustment). Together, the common stock and senior preferred shares held by STT Crossing and any of its subsidiaries that are shareholders of GCL from time to time constitute 60.6% of GCL’s aggregate outstanding voting stock. To our knowledge, STT Crossing has sole voting and investment power with respect to these shares. In addition, STT Crossing Ltd. owns $250.0 million aggregate principal amount of senior mandatory convertible notes, convertible into shares of GCL under a prescribed formula.

Based on information provided in Form 13D-A/9 filed by such shareholders on January 4, 2006, STT Crossing Ltd. is a subsidiary of Temasek Holdings (Private) Limited, or Temasek, and is located at 10 Frere Felix De Valois Street, Port Louis, Mauritius. Temasek, through its ownership of STT Crossing, may be deemed to have voting and dispositive power over the shares; however, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such shares.

B.	Related Party Transactions

Inter-company Agreements

Upon the closing of our offering of the notes, we entered into a series of inter-company agreements with GCL and certain of our affiliates that were effective as of October 1, 2004 to formally document the way in which these relationships are governed and formalize the method of payment for the services under these agreements. Fees for these services are generally estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The inter-company agreements document terms that are substantially the same as those that informally governed the relationship between our parent company and us prior to the closing of the offering of the notes, with the exception of the payment terms. Our board of directors approved the terms of each inter-company agreement. Each agreement may be terminated (i) at the request of any party to such agreement with one year’s prior written notice or (ii) immediately in the event of a change of control under the indenture governing the notes or the maturity, redemption or defeasance of the notes, in each case pursuant to the terms of the indenture governing the notes.

Corporate Services Agreement

We have entered into a corporate services agreement with GCL or GCDC, and GCEL. The agreement is effective as from October 1, 2004. Both GCDC and GCEL are subsidiaries of GCL. Pursuant to the agreement’s terms, the other parties to the agreement will provide, or have third-party agents provide, certain corporate services to us on a non exclusive basis, including information systems, legal, tax, finance and accounting, mergers and acquisitions, management, human resources, office and facilities, corporate development, network engineering, risk management, and product development. The agreement also provides for the allocation of (i) management bonus, (ii) charitable contributions and (iii) depreciation and amortization of certain shared assets. We are not obligated to use the corporate services provided for in the agreement. If, at any point during the agreement’s term, the parties no longer provide a corporate service to GCL’s other subsidiaries, they are not obligated to provide such service to us.

We will be charged for the corporate services that we choose to obtain based on:

•	our revenue relative to other subsidiaries of GCL for legal, tax, finance and accounting, mergers and acquisitions, management, charitable contributions, office and facilities, corporate development, product development, and risk management services;

•	a pro rata allocation of headcount for information services and human resources; or

•	a pro rata allocation of property, plant and equipment for network engineering.

In addition, we will be charged for cash-based bonuses to management of GCL and its subsidiaries based on our revenue relative to other subsidiaries of GCL, but non-cash-based bonuses will be allocated in full to GCL or, in either case, on such basis as may be reasonably considered to be within the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administration of the Organization for Economic Co-operation and Development, or the OECD guidelines.

Payment of any Restricted Corporate Services Fee (as defined in the indenture governing our notes) under the agreement may only be made to the extent permitted under the terms of the indenture governing the notes. Under the agreement, “Restricted Corporate Services” means the amount of service fees under the agreement (excluding the amount of any management bonuses) for a fiscal year that exceed the Service Fee Limit for such fiscal year minus any such service fees required to be paid by law, regulation or any competent governmental taxing authority. Under the agreement, “Service Fee Limit” means an amount in pounds sterling, calculated on an annual basis that (i) for the three months ending December 31, 2004 shall equal £2.9 million, (ii) for 2005 shall equal £11.6 million, and (iii) for each fiscal year thereafter is equal to the product of (x) the service fees paid by us under the agreement (excluding the amount of any management bonus) for the preceding fiscal year and (y) 1.50; provided, however, that the amount determined under clause (iii) may not exceed £23.2 million.

Amounts due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The corporate services provided for in the agreement cost us approximately £7.2 million and £5.4 million for the years ended December 31, 2004 and 2005 respectively

Shared Resources Agreement

We have entered into a shared resources agreement with GCL pursuant to which we will provide to GCL’s other subsidiaries, on a non exclusive basis, the use of certain of our assets and pursuant to which GCL’s other subsidiaries will provide to us the use of certain of their assets, on a non exclusive basis. The agreement was effective as of October 1, 2004.

The assets provided for under the agreement include staffing and administrative assets, fiber, leased circuits, network equipment, racking space, real estate and such other assets as reasonably deemed necessary for the relevant network’s efficient operation. Neither GCUK nor GCL’s other subsidiaries are obligated to use any assets provided for in the agreement. The parties to the agreement will be charged based on:

•	the market price for fiber, leased circuits, racking space, and network equipment;

•	with respect to staffing and administrative assets, pro rata allocation will be based on either (x) a reasonable estimate of resources committed or (y) a reasonable estimate of time spent on such services to GCUK, plus a reasonable markup based on the OECD guidelines;

•	real estate will be charged based on their share of lease or carrying costs based on a percentage of square meter use of such real estate by GCUK to use by other GCL subsidiaries (except that the costs of leasing the premises located at Centennium House, 100 Lower Thames Street, London EC3R 6DL, England, will be allocated in full to GCUK); and

•	intellectual property costs will be allocated in full to GCL, or alternatively, in each case, on such basis as may reasonably be considered to be within the OECD guidelines.

Fees due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The use of assets similar to the assets provided for in the agreement cost us approximately £0.6 million and £0.9 million for the years ended December 31, 2004 and 2005,respectively.

Voice Termination Agreement

We have entered into a voice termination agreement with GCL and GCSEL, a GCL subsidiary, to allocate the costs of voice and data transport and termination services among the parties. The agreement was effective as of October 1, 2004. To the extent that each of GCL’s subsidiaries and us carry voice or data traffic over our respective networks for third parties, we agreed to also do so for other subsidiaries of GCL to the extent necessary to gain access to a third-party carrier’s network.

Termination fees will be charged based on a formula taking into account GCUK’s international long distance voice revenue, multiplied by the gross margin of international activity for GCL’s subsidiary carriers in Europe after deducting GCUK’s third-party costs for international voice termination, or, alternatively, on such basis as may reasonably be considered to be within the OECD guidelines.

GCUK’s portion of the operating expenses relating to its use of international voice over GCL’s sub-sea network, or applicable sub-sea costs, will be based on our international long distance voice revenue as a percentage of GCL subsidiaries’ consolidated total international revenue multiplied by GCL’s consolidated cost of operating sub-sea cable or, alternatively, on such basis as may reasonably be considered to be within the OECD guidelines. Pursuant to the agreement’s terms, GCSEL will obtain sub-sea voice transport and termination services for us from GCL’s other subsidiaries and voice transport and termination services for GCL’s other subsidiaries from us, administer billings between us and GCL’s other subsidiaries for fees incurred in connection with voice transport and termination services, and provide related administrative tasks and services. Fees due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The services provided for in the agreement cost us approximately £12.5 million for the year ended December 31, 2004 whilst in the year ended December 31, 2005 we received income of £4 million.

Tax Agreement

We have entered into a tax agreement with GCL that establishes the basis upon which certain tax matters in the United Kingdom, including the surrender of tax losses and the re-allocation of income or gain where permitted by UK tax law, between us and other GCL subsidiaries subject to tax in the United Kingdom, will be conducted.

Insurance Proceeds Agreement

Our parent company generally maintains property, business interruption, general liability and related insurance coverage for the GCL group of companies for which we are named insureds. We have entered into an insurance proceeds agreement under which all proceeds from any insurance policy held by GCL or any of its subsidiaries, to the extent such results resulted from an event or occurrence at GCUK or resulted from the property or assets of GCUK, shall be paid to us.

Asset Transfer Agreement

On December 31, 2004, GCL and GCUK entered into an agreement under which GCL agreed to cause its subsidiaries to transfer certain assets to GCUK, on or before January 31, 2005, or take such other action so as to maintain the credit rating of the notes. Further to that agreement, GCUK entered into an agreement pursuant to which GCUK acquired, effective December 31, 2004, £21.9 million of operating assets in consideration for the issue of one thousand of its ordinary shares to BidCo.

Intercompany Loan

We have entered into a loan agreement with Global Crossing Europe Limited, as borrower, and Global Crossing Limited as guarantor, pursuant to which Global Crossing Europe Limited may, from time to time, borrow funds from us as may be permitted under the terms of the indenture governing our senior secured notes. On April 12, 2006 Global Crossing Europe Limited borrowed £9.5 million from us. We have agreed to subordinate the indebtedness under the loan agreement to the prior payment in full in cash of all obligations with respect to indebtedness under the mandatory convertible notes, amounts owing to the guarantors under the mandatory convertible notes, and amounts owing to the other GCL affiliated parties that are parties to the indenture relating to the mandatory convertible notes. The loan bears interest at a rate of 14% per annum payable quarterly in arrears. The full principal amount of the indebtedness under the loan agreement is due and payable on the earlier of (1) five business days prior to December 15, 2014, which is the date of maturity of our senior secured notes and (2) upon notice to Global Crossing Europe Limited by us in the event of an early repayment of the senior secured notes attributable to an event of default under the indenture related to the senior secured notes.

The Security Arrangement Agreement

Concurrently with the completion of the offering of the notes, GCL issued $250.0 million aggregate principal amount of the mandatory convertible notes. STT Crossing Ltd. is the current holder of all the mandatory convertible notes. On December 23, 2004, we entered into a security arrangement agreement that governs the relationship between us, the issuer, the holders of the notes and the holders of the mandatory convertible notes.

The security arrangement agreement substantially limits the rights of the trustee, the collateral agent and the noteholders to exercise their remedies under the security documents for the notes. The security arrangement agreement provides that, until the earlier of (i) repayment in full of the mandatory convertible notes, and (ii) the disposal by STT Communications Ltd. and its affiliates of any and all of their interest in the mandatory convertible notes, the trustee, the collateral agent and the noteholders may not sell or dispose of any of the assets of GCUK or any of its subsidiaries pursuant to an enforcement action under the security documents, unless:

•	such sale or disposal is (i) pursuant to a public auction or (ii) for fair market value (taking into account the circumstances giving rise to such sale or disposal) as certified by an independent, internationally recognized investment bank;

•	such sale or disposal is for cash consideration payable at closing;

•	in the case of a sale or disposal of shares in GCUK or any of its subsidiaries, such sale or disposal is of all of the shares in such person held by the relevant obligor; and

•	simultaneously with the receipt in full of the completion monies relating to such sale or disposal, the shares or other assets being sold or otherwise disposed of are unconditionally released and discharged from all liens created by the security documents in favor of the noteholders.

See Item 3.D. “Risk Factors—Risks Related to the Notes and the Structure—The ability of the collateral agent to foreclose on the secured property may be limited.” The security arrangement agreement expressly states that, except as expressly set out therein, nothing in the security arrangement agreement shall affect the rights and remedies of the trustee and the noteholders as unsecured creditors under the notes and the guarantee.

The security arrangement agreement provides that without the consent of the holders of the mandatory convertible notes (i) the indenture governing the notes may not be amended; and (ii) subject to certain exceptions, the noteholders may not take, accept or receive the benefit of any guarantee or lien in respect of the notes from our parent company or any of its subsidiaries (other than GCUK and its subsidiaries).

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

A.7.	Legal Proceedings

UK Office of Fair Trading (“OFT”) Investigation

In 2002, the OFT commenced an investigation regarding an allegation that various subsea cable operator entities, including us, had engaged in an illegal agreement collectively to boycott a location in the United Kingdom as a location for the landing of subsea telecommunications cables. We responded to that investigation in 2002, denying any wrongdoing. In August 2003, the OFT extended its investigation regarding allegations of price fixing and information sharing on the level of fees that the subsea entities would pay landowners for permission to land submarine telecommunication cables on their land. We responded to this part of the investigation on October 10, 2003. We have cooperated fully with the investigation and have supplied substantial volumes of factual materials, including a number of formal witness statements. By letter dated 24 January 2006, the OFT notified us that it had provisionally decided to close both investigations. The Company expects that this provisional decision will be formally ratified in the very near future.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

The notes are listed on the New York Stock Exchange and the Irish Stock Exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Pursuant to GCUK’s memorandum of association, GCUK’s objects include (i) to carry on business as a general commercial company; (ii) to carry on the business of designing, manufacturing, developing, promoting, selling, marketing, facility managing, dealing in, repairing, importing and exporting telecommunications of every kind and description, data communications and computer based equipment, networks, software and systems of every kind and description, security, industrial control, energy management, process control systems of every kind and description, all electronic, aeronautical, electrical or other equipment, apparatus, systems, devices and instruments of every kind and description, plant and machinery of every kind and description; (iii) to invest and deal with moneys of the company not immediately required in any manner whatsoever; (iv) to lend any monies or assets of the company to such persons, firms or companies and on such terms as may be considered expedient, and either with or without security, and to invest and deal with monies and assets of the company not immediately required in any manner and to receive money and securities on deposit, at interest or otherwise; and (v) to borrow or raise money and to secure or discharge any debt or obligation of or binding on the company in such manner as may be thought fit.

The company’s articles of association include the following provisions: (i) in certain circumstances, premption rights conferred on existing members and any other restrictions on transfer of shares are (in each case) disapplied, and the directors are forbidden from declining to register, or suspending registration of, any such transfer of shares; and (ii) the consent of the holders of not less than three-fourths in nominal value of the issued share capital of the company is required for any resolution to wind-up the company as a result of any bankruptcy or insolvency proceedings applied to other group members incorporated outside the United Kingdom, including without limitation any proceedings under chapter 11 of the United States Bankruptcy Code or any statutory modification or re-enactment thereof. Subject to the requirements of the Companies Act 1985, the members shall not pass a special resolution to wind up the company voluntarily pursuant to section 84 of the Insolvency Act 1986 or any statutory modification or re-enactment thereof solely as a result of the existence of insolvency or bankruptcy proceedings affecting other group members incorporated outside the United Kingdom, including without limitation any proceedings under chapter 11 of the United States Bankruptcy Code or any statutory modification or re-enactment thereof.

GCUK’s articles of association do not prevent a director who has properly disclosed his interest in any contract or arrangement from counting towards the quorum in any meeting or voting in connection with such contract or arrangement. Subject to the requirements of the Companies Act 1985, the memorandum of association and the articles of association, the directors may exercise all powers of the company (including the right to borrow) other than as may be specifically prescribed by the shareholders by special resolution. The directors are not required to retire annually and the 70-year age limit for directors does not apply to this company. The articles of association may be altered by a special resolution of the shareholders.

C	Material Contracts

Indenture

The issuer has issued $200 million in aggregate principal amount of 10.75% dollar-denominated senior secured notes due 2014 and £105 million in aggregate principal amount of 11.75% sterling-denominated senior secured notes due 2014 under an indenture, dated as of December 23, 2004, among the issuer, GCUK as the guarantor, certain other guarantors and The Bank of New York as trustee.

The notes mature on the tenth anniversary of their issuance and interest on the notes is due each June 15 and December 15. The notes are senior secured obligations of the issuer and rank equal in right of payment with all of its future debt. We have guaranteed the notes as a senior obligation ranking equal in right of payment with all of our existing and future senior debt.

The notes are secured by certain of our and the issuer’s assets, including the capital stock of the issuer, but a significant portion of our assets do not serve as collateral for the notes. See “—Debenture” below. The notes are secured by a security assignment of the inter-company loan from the issuer to us of the proceeds of the offering. The issuer and we are permitted to incur certain liens on the collateral pursuant to the indenture’s terms and these permitted liens have priority over the liens in favor of the notes and the guarantee.

The issuer may redeem the notes in whole or in part, at any time on or after December 15, 2009 at redemption prices decreasing from 105.375% (for the dollar-denominated notes) or 105.875% (for the sterling-denominated notes) in 2009 to 100% of the principal amount in 2012 and thereafter. At any time before December 15, 2009, the issuer may redeem either or both series of notes, in whole or in part, by paying a “make-whole” premium, calculated in accordance with the indenture. The issuer may also redeem up to 35% of the principal amount of either series of notes before December 15, 2007 using the proceeds of certain equity offerings. The issuer may also redeem either or both series of notes, in whole but not in part, upon certain changes in tax laws and regulations.

If we experience a change of control (as such term is defined in the indenture), the noteholders will have the right to require the issuer to purchase some or all of their notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest, if any, and additional amounts, if any, to the date of repurchase.

If there is a payment default on or an acceleration of the notes or in the case of certain enforcement events, STT Communications Ltd (or one of its affiliates), for so long as it together with its affiliates owns not less than 50% in aggregate principal amount of the mandatory convertible notes may, but is not required to, purchase the notes from the noteholders at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest.

The indenture contains certain covenants which, among other things, restrict our ability to: (i) incur or guarantee additional indebtedness; (ii) pay dividends or make other distributions to repurchase or redeem our stock; (iii) make investments or other restricted payments; (iv) create liens; (v) enter into certain transactions with affiliates; (vi) enter into agreements that restrict the ability of our material subsidiaries to pay dividends; and (vii) consolidate, merge or sell all or substantially all of our assets.

We agreed to file a registration statement with the US Securities and Exchange Commission relating to an offer to exchange the notes for publicly tradable notes that have identical terms (except for terms concerning additional interest and transfer restrictions). On August 3, 2005 the issuer offered to exchange up to $200 million of the 10.75-percent US dollar-denominated senior secured notes due in 2014 and up to £105 million of the 11.75-percent British pounds sterling-denominated senior secured notes due in 2014 for like principal amounts of dollar-denominated senior secured notes due in 2014 and sterling-denominated senior secured notes due in 2014 that had been registered under the Securities Act of 1933, as amended.

As of September 26, 2005 when the exchange offer closed, $199,860,000 or 99.93 percent of the outstanding aggregate principal amount of the original dollar-denominated notes and £105,000,000 or 100 percent of the outstanding aggregate principal amount of the original sterling-denominated notes had been validly tendered and accepted for exchange by the issuer.

The Committee on Uniform Securities Identification Procedures (CUSIP) and International Securities Identification Number (ISIN) numbers for the new dollar-denominated notes are C37943S AB 6 and US37943SAB60, respectively. The Common Code and ISIN numbers for the new sterling-denominated notes are 022661345 and XS0226613452, respectively.

Debenture

As security for our obligations under the indenture, the issuer and we agreed to grant a charge upon certain of our assets pursuant to a debenture, dated as of December 23, 2004, among GCUK and the issuer as chargors and The Bank of New York as collateral agent. Our obligations under the indenture are secured by a charge over certain of our and the issuer’s assets, including the capital stock of the issuer, but a significant portion of our assets do not serve as collateral for the notes. Specifically, the collateral securing the notes does not include:

•	certain parts of the network leased by us, including any telecommunications cables and other equipment under a finance lease with Network Rail under which we lease approximately 23% of our lit fiber (calculated by fiber kilometers).

•	any rights, title, interest or obligations under certain specified excluded contracts, including (i) any contracts in which our counterparty is a UK governmental entity and (ii) any contract in which our counterparty is a contractor or subcontractor to a UK governmental entity;

•	any equipment or assets owned by us located on the premises of the parties to excluded contracts and any equipment or assets used exclusively by us in connection with the provision of services and the performance of obligations under such contracts;

•	property that we have pledged to Camelot in connection to our relationship with them and any equipment subject to our contract relating to Freenet; or

•	any contract or agreement (or rights or interests thereunder) which, if charged, would constitute a breach or default or result in the invalidation or unenforceability of any rights, title or interest of the chargor under such contract or agreement.

Security Arrangement Agreement

On December 23, 2004, we entered into a security arrangement agreement with the issuer, certain affiliates of STT and The Bank of New York as trustee and collateral agent. For a summary of certain provisions of the security arrangement agreement, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—The Security Arrangement Agreement.”

Intercreditor Agreement

The Bank of New York, as trustee on behalf of the noteholders, has entered into an intercreditor and collateral agency agreement, or the intercreditor agreement, with an affiliate of Goldman, Sachs & Co., or the interest hedge secured party. As described in Item 5.E. “Operating and Financial Review and Prospects—Off Balance Sheet Arrangements,” we have entered into an interest hedge agreement with the interest hedge secured party to minimize our exposure to any dollar/sterling currency fluctuations related to interest payments on the dollar-denominated notes. The intercreditor agreement grants the interest hedge secured party a security interest in the collateral securing the notes that ranks equally with the security interests of the noteholders.

Under the intercreditor agreement, the trustee, acting as collateral agent, will hold the liens and security interests in the collateral granted pursuant to the security documents for the notes with sole authority to exercise remedies under the security documents. The collateral will secure all obligations owed to (i) the collateral agent under the intercreditor agreement and the security documents, (ii) the trustee and the noteholders under the indenture and (iii) the interest hedge secured party under the interest hedge contract.

Any proceeds resulting from the exercise of security interests will be shared among the noteholders and the interest hedge secured party on a pro rata basis based on (a) with respect to the noteholders, the principal amount of the notes then outstanding, plus accrued and unpaid interest and additional amounts, if any, thereon and (b) with respect to the interest hedge secured party, the net value of the interest hedge contract, if positive, determined at the time of the application of proceeds.

Affiliate Subordination Agreement

GCUK, GCL and certain of its affiliates (such affiliates, together with GCUK, the GCL affiliated parties) and the trustee for the mandatory convertible notes entered into an affiliate subordination agreement, dated as of December 23, 2004. Pursuant to that agreement, the GCL affiliated parties agreed to subordinate all inter-company obligations, including inter-company indebtedness and inter-company accounts payable, between or among GCL, any of the GCL affiliated parties and any “restricted subsidiary” under the mandatory convertible notes indenture to the prior payment in full in cash of all obligations with respect to indebtedness and obligations of GCL under the mandatory convertible notes, of the guarantors under the mandatory convertible notes and of the other GCL affiliated parties that are parties to that indenture under the indenture (including post-bankruptcy interest and interest accruing after any similar proceeding or event). However, the GCL affiliated parties (including GCUK) may make or shall be entitled to receive, as the case may be, principal and interest payments on this subordinated debt as long as there is no default under the mandatory convertible notes indenture.

Network Rail

We lease certain telecommunications cable and related equipment from Network Rail Infrastructure Limited, or Network Rail, under a finance lease agreement between GCUK (then BR Telecommunications Limited) and Network Rail (then Railtrack plc), dated June 30, 1994. The lease also covered certain copper cable and PABX equipment. In connection with its plan to modernize the signaling system on the UK railways, Network Rail issued a notice to terminate the lease of such copper cable and PABX equipment, which termination was to become effective March 2005. On November 10, 2005, we entered into a capacity purchase agreement with Network Rail that provides us the right to use capacity over such copper cable and the PABX equipment until March 2010. A deed of grant between GCUK (then BR Telecommunications Limited) and Network Rail (then Railtrack plc), dated February 9, 1994, grants GCUK easement rights to retain its equipment and install new equipment on Network Rail’s property. For a summary of these agreements and our relationship with Network Rail, see Item 4.A. “Information on the Company—History and Development of the Company—Network Rail and British Railways Board.”

D.	Exchange Controls

None

E.	Taxation

UK Tax

The following summary describes certain UK tax consequences of the ownership of the notes but does not purport to be comprehensive. Except where expressly stated, the summary relates only to the position of those persons who are the absolute beneficial owners of their notes and the interest thereon and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon provisions of UK tax law and UK Revenue & Customs practice as of the date hereof. These provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in UK tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of the notes should consult their own tax advisers concerning UK tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of notes are made hereby.

Interest on the Global Notes

The notes constitute “quoted Eurobonds” within the meaning of section 349(3)(c) of the UK Income and Corporation Taxes Act 1988, or ICTA, provided they are listed on a “recognized stock exchange” within the meaning of section 841 of ICTA. The Ireland Stock Exchange is currently recognized for these purposes. Accordingly, as the notes are listed on the Ireland Stock Exchange, payments of interest on the notes may be made without withholding on account of UK income tax.

Interest on the notes constitutes UK source income for UK tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding except in the hands of a holder who is exempt from UK income tax under the terms of an applicable double tax treaty or otherwise. However, interest on a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a noteholder who is not resident for tax purposes in the United Kingdom unless that noteholder carries on a trade, profession or vocation in the United Kingdom through a UK branch or agency in connection with which the interest is received or to which the notes are attributable. There are exemptions for interest received by certain categories of agents (such as brokers and investment managers).

Accrued Income Scheme—Individual Noteholders

For the purposes of the provisions known as the “Accrued Income Scheme,” a transfer of a note by a holder who is resident or ordinarily resident in the United Kingdom or a holder who carries on a trade in the United

Kingdom through a branch or agency to which the note is attributable, may give rise to a charge to tax on income in respect of an amount as is just and reasonable.

Taxation of Chargeable Gains—Individual Noteholders

For the purposes of UK taxation of chargeable gains, notes which are denominated in pounds sterling are expected to be treated as “qualifying corporate bonds” by HM Revenue & Customs. Accordingly, for UK chargeable gains tax purposes, no chargeable gain or allowable loss should arise on the disposal of notes which are so denominated.

Notes which are denominated in US Dollars will not be “qualifying corporate bonds” for the purposes of United Kingdom taxation of chargeable gains. Accordingly, a holder of notes which are so denominated who is resident or ordinarily resident in the United Kingdom, or who carries on a trade in the United Kingdom to which the holding of the notes is attributable, may realize a chargeable gain or allowable loss on the disposal of their holding of notes, including a gain or loss which is attributable to exchange differences between the euro and pound sterling.

UK Corporation Tax Payers

Holders of the notes within the charge to UK corporation tax will not be subject to the methods of taxation set out in “—Accrued Income Scheme—Individual Noteholders.” Any profits and gains (including interest) and profits or gains arising from currency fluctuations arising from the notes in the hands of those holders will generally be charged to tax as income in each accounting period on a basis reflecting the treatment in the statutory accounts of the holders, calculated in accordance with the holder’s authorized accounting methods.

Stamp Duty and Stamp Duty Reserve Tax

No stamp duty or stamp duty reserve tax is payable on the issuance or transfer of the notes.

European Directive on the Taxation of Savings Income

The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than January 1, 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise. In the United Kingdom, this Directive has been implemented by the Reporting of Savings Income Information Regulations 2003 (SI2003/3297).

United States Federal Income Tax Considerations

The following discussion is based upon the provisions of the Code, the applicable US Treasury regulations promulgated or proposed under the Code, judicial authority and current administrative rulings and practice, all as in effect as of the date of this annual report. Legislative, judicial or administrative changes or interpretations may occur in the future that may be retroactive and that could alter or modify the continued validity of the following statements and conclusions.

Except as specifically noted, this discussion is limited to the US federal income tax considerations that apply to a beneficial owner of a note and who or which is, for US federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for US federal tax purposes) created or organized under the laws of the United States or any political subdivision of or within the United States;

•	an estate, the income of which is subject to US federal income tax regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have authority to control all substantial decisions of the trust, or a US holder.

Certain aspects of US federal income taxation relevant to a beneficial owner of a note that is an individual, a corporation, an estate or a trust other than a US holder, or a non-US holder, are also discussed below. The discussion below assumes that the notes will be treated as debt for US federal income tax purposes. The discussion assumes that any original issue discount, or OID, on a note is a de minimis amount, within the meaning of the US Treasury regulations relating to OID. Under these regulations, a note will have OID to the extent the principal amount of the note exceeds its issue price. Further, if a note has any OID, it will be de minimis if it is less than 1/4% of the principal amount of the note multiplied by the number of full years included in its term. The discussion does not address all aspects of US federal income taxation that might be relevant to particular holders due to their personal investment circumstances or status, nor does it discuss the consequences to investors subject to special treatment under the US federal income tax laws, such as dealers in securities or foreign currency, brokers, taxpayers that have elected mark-to-market accounting, financial institutions or “financial services entities,” insurance companies, tax-exempt organizations or private foundations, taxpayers holding notes as part of a “straddle,” “hedge,” “conversion transaction,” “constructive sale” or other integrated investment, US holders that have a “functional currency” other than the US dollar, US expatriates or former long-term residents of the United States and persons subject to the alternative minimum tax. This discussion does not address any special rules that may apply if the holder receives principal in installment payments or if a note is called before the maturity date. This discussion also does not take into consideration any US federal income tax implications if:

•	GCUK or the issuer consolidates or merges with or into any other person or sells, assigns, transfers, leases, conveys or otherwise disposes of all or substantially all of its assets to another person; or

•	GCUK or the issuer is succeeded by a successor entity.

Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold the notes through a partnership or other pass-through entity. Moreover, the effect of any applicable state, local or foreign tax laws or the applicability of US federal gift or estate taxation is not discussed. Holders are urged to consult their own tax advisors regarding the US federal, state, local and other tax considerations of the acquisition, ownership and disposition of the notes.

Except as otherwise indicated below, this discussion is generally limited to the tax consequences to beneficial owners of the notes that are initial holders of the notes, that hold the notes as capital assets (within the meaning of Section 1221 of the Code) and that received the notes in an exchange offer for the unregistered notes that were purchased at the “issue price,” which for this purpose is the first price at which a substantial amount of the notes are sold to the public for money, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

The references in the discussion concerning foreign currency, exchange rates and exchange gain or loss apply only to the sterling-denominated notes.

Each holder should consult its own tax advisor concerning the application of US federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction to its particular situation.

US Holders

Stated Interest on Notes. Stated interest on a note will be taxable to a US holder as ordinary income either at the time it accrues or is received in accordance with the US holder’s method of accounting for tax purposes. Stated interest paid on a note will be includible in income by a US holder in an amount equal to the US dollar value of the interest, regardless of whether a payment is in fact converted to US dollars at that time. If the US holder uses the cash method of accounting for tax purposes, the US dollar value of the interest is determined using the spot rate at the time payment is received. If a US holder uses the accrual method of accounting for tax purposes, the US dollar value of the interest is determined using the average exchange rate during the relevant accrual period (or partial accrual period for interest paid in a subsequent taxable year) or, if elected, the spot rate (a) on the last day of the relevant accrual period (or partial accrual period) or (b) on the payment date, if that date is within five business days of the last day of the accrual period or taxable year. Any spot rate election will apply to all debt instruments held by the US holder at the beginning of the first taxable year to which the election applies or afterwards acquired and will be irrevocable without the consent of the US IRS. Any differences in the exchange rate between the rate at which interest on a note is included in income and the spot rate on the payment (or disposition) date for interest will result in exchange gain or loss on the related amount of interest, and will generally be treated as ordinary income or loss for US federal income tax purposes. The US dollar value of interest accrued or received, adjusted for any exchange gain or loss as to the amount accrued, generally will be a US holder’s tax basis in the foreign currency received as interest on a note.

Additional Amounts and Special Additional Interest. We intend to treat the possibility that we will pay additional amounts (i.e., the amount of interest provided in the notes to prevent any net reduction for withholding taxes, determined using the withholding tax rate applicable to the US holder) or special additional interest (i.e., the additional payments made under the unregistered notes in the event the unregistered notes are not exchangeable for notes registered under the US Securities Act within a prescribed period) as a remote or incidental contingency, within the meaning of applicable US Treasury regulations. Accordingly, the gross amount of any additional amounts or special additional interest should be includible in gross income by a US holder as ordinary interest income at the time that amount is received or accrued in accordance with the US holder’s method of accounting for tax purposes in the same manner as discussed above under “—Stated Interest on Notes.” Consequently, the amount a US holder would include in gross income with respect to a note could exceed the amount received by the US holder as stated interest should additional amounts or special additional interest be due under the notes.

Withholding Taxes. Any UK taxes withheld and not refunded to a US holder will be treated as foreign taxes eligible for credit against that holder’s US federal income tax liability, at the election of the US holder, subject to generally applicable limitations and conditions, including that the US holder claim any applicable treaty benefits. Alternatively, those taxes are eligible for deduction in computing the US holder’s taxable income. Stated interest, additional amounts and special additional interest generally will be foreign source “passive” income for US foreign tax credit purposes unless those amounts are subject to a withholding tax of 5% or more, in which case they will be “high withholding tax” interest. Under recent legislation, the separate foreign tax credit basket for “high withholding tax interest” will be eliminated for taxable years beginning after December 31, 2006, and amounts which would have been treated as high withholding tax interest will be included in the passive income category. The calculation of foreign tax credits involves the application of complex rules that depend on a US holder’s particular circumstances. Accordingly, investors are urged to consult their tax advisors regarding their ability to claim a credit for any foreign withholding taxes paid under the notes.

Sale, Exchange or Redemption. Unless a non recognition provision applies, the sale, exchange, redemption (including under an offer by us) or other disposition of a note will be a taxable event for US federal income tax purposes. In that event, a US holder will recognize gain or loss equal to the difference between:

•	the amount of cash plus the fair market value of any property received upon that sale, exchange, redemption or other taxable disposition (other than amounts attributable to accrued interest); and

•	the US holder’s adjusted tax basis in the note.

A US holder’s adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest) to the US holder, which is the US dollar value of the foreign currency purchase price of the note translated at the spot rate for the date of purchase or, in some cases, the settlement date. The conversion of US dollars into foreign currency and the immediate use of that foreign currency to purchase a note generally will not result in a taxable gain or loss for a US holder. A US holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a note equal to the US dollar value of that foreign currency on the date of receipt.

Except to the extent of exchange gain or loss discussed below, gain or loss recognized by a US holder of a note will be capital gain or loss and will be long-term capital gain or loss if the note has been held, or treated as held, by the US holder for more than one year at the time of sale, exchange, redemption or other disposition. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitations.

Upon the sale, exchange, retirement or repayment of a note, a US holder will recognize exchange gain or loss to the extent that the rate of exchange on the date of retirement or disposition differs from the rate of exchange on the date the note was acquired or deemed acquired. Exchange gain or loss is recognized, however, only to the extent of total gain or loss on the transaction. For purposes of determining the total gain or loss on the transaction, a US holder’s tax basis in a note will generally equal the US dollar cost of the note. Exchange gain or loss recognized by a US holder will generally be treated as ordinary income or loss.

Any gain realized by a US holder on the sale, exchange or redemption of a note generally will be treated as US source income for US foreign tax credit purposes. Any loss realized upon a sale, exchange, redemption or other disposition of a note generally will be allocated against US source income for US foreign tax credit purposes.

Information Reporting and Back-up Withholding

Payments of interest and principal on a note and the proceeds from the sale or redemption or other disposition of a note paid to a US holder, other than a corporation or other exempt recipient, will be reported to the Internal Revenue Service. A US holder may be subject to US back-up withholding on interest and principal paid on a note and proceeds from the sale or redemption or other disposition of a note unless the US holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a correct taxpayer identification number certified under penalties of perjury, certifies as to no loss of exemption from back-up withholding and otherwise complies with the applicable requirements of the back-up withholding rules.

Interest on a note paid to a non-US holder through the US office of any broker, US or foreign, or paid outside the United States to a non-US holder through a US person, or a person with certain enumerated US relationships (or a US-related person) is subject to information reporting and possible back-up withholding unless documentation and other requirements are satisfied. The payment of principal on a note and the proceeds from the sale or redemption or other disposition of a note by a non-US holder to or through the US office of any broker, US or foreign, or the non-US office of a US person or a US-related person, will be subject to information reporting and possible back-up withholding unless:

•	the owner certifies its non-US status under penalties of perjury or otherwise establishes an exemption; and

•	the broker lacks actual knowledge, or reason to know, that the holder is a US holder or that the conditions of any other exemption are not, in fact, satisfied.

The back-up withholding tax rate is currently at a rate of 28%. Any amount withheld under the back-up withholding rules will be creditable against the holder’s US federal income tax liability, subject to satisfaction of certain procedural requirements. Holders of notes are urged to consult their tax advisors to determine whether they qualify for exemption from US withholding and the procedure for obtaining an exemption, if applicable.

THE PRECEDING DISCUSSION OF THE MATERIAL US FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF HOLDING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

Since the registration statement of the exchange offer became effective, we have been subject to the informational requirements of the Exchange Act, applicable to foreign private issuers and will fulfill the obligation by filing with or furnishing reports to the SEC. You may read and copy any document we file with or furnish to the SEC without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit-recovery provisions contained in Section 16 of the Exchange Act. In addition, we are be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable US securities laws is available for public review at our principal executive offices.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks arising from adverse changes in market rates and prices, such as foreign currency rates and interest rates. Our treasury activities, including an assessment of our market risks, are controlled by our treasury function and are based on policies and procedures approved by our board of directors. We do not enter into derivatives or other financial instruments for trading or speculative purposes. We have not historically engaged in hedging activities because we have not had significant liabilities in currencies other than the pound sterling (except the STT bridge facility that was drawn down and extinguished in 2004). Nor have we had significant trading activities in currencies other than the pound sterling. In December 2004, we entered into a hedging arrangement in respect of the amount of the coupon payments of our dollar-denominated notes in order to hedge the effect of dollar/sterling currency fluctuations with respect to the first five years’ interest payments due on those notes. In addition, we may enter into derivative financial instruments in future periods if we believe that it is an appropriate way to manage our market risks.

Foreign Exchange Risk

We operate primarily in the United Kingdom and more than 95% of our invoices are denominated in our functional currency. Approximately half of our debt is denominated in US dollars. Substantially all of our remaining assets and liabilities, excluding our obligations to other group companies and short-term financing, are denominated in our functional currency.

At December 31, 2005, we had £116.0 million ($200.0 million) of obligations outstanding under the US dollar-denominated notes. A 10% weakening in sterling, from the balance sheet date, against the US dollar would result in a foreign currency loss of £12.9 million.

We entered into a five year cross-currency interest rate swap transaction with an affiliate of Goldman, Sachs & Co. to minimize exposure to any dollar/sterling currency fluctuations related to interest payments on the dollar-denominated ($200 million) notes. The swap transaction converts the US dollar currency rate on interest payments to a specified pound sterling amount.

As of December 31, 2004 and 2005, we had net payables, excluding indebtedness, of £14.3 million and £13.6 million respectively, in currencies other than pounds sterling. In the years ended December 31, 2004 and 2005, we recognized a foreign currency gain of £6.0 million and a loss of £13.3 million respectively, on our non-functional currency net payables and loans. A 10% weakening in the rate of sterling, from the balance sheet date, against the US dollar and other currencies would result in a foreign currency loss of £1.5 million.

Interest Rate Risk

During the year ended December 31, 2004, the STT bridge facility was subject to interest rate risk. The interest rate for this debt was initially set at one-month LIBOR plus 9.9%. Every 90 days after the May 18, 2004 closing, the spread over LIBOR increased by 0.5% and we were required to pay a 1.0% per annum fee on any undrawn portion of this facility. Due to the short-term nature of the facility we did not enter into any financial instrument to mitigate the risk.

As part of GCL’s recapitalization plan completed on December 23, 2004, our parent company acquired this debt and it was subsequently settled and repaid.

Interest on the notes is fixed and payable semi-annually. The dollar-denominated notes bear interest at 10.75% and the sterling-denominated notes bear interest at a rate of 11.75%. If market interest rates were to decrease substantially below the fixed rates, we would be incurring above-market interest expense.

As at December 31, 2005, a 1% movement in market interest rates would have an insignificant impact on the company’s results.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

None.

ITEM 14.	MATERIAL MOFIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Review of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms. The Company carried out a review, under the supervision and with the participation of the Company’s management, including the Managing Director (the principal executive officer) and UK Finance Director (the principal financial officer), of the effectiveness of the design and operation of these disclosure controls and procedures at December 31, 2005.

As part of this review, we considered the evaluation by our parent company of the disclosure controls and procedures of the GC Group, including ourselves, as discussed in GCL’s 2005 annual report filed on Form 10-K on March 16, 2006. We also considered matters which had arisen in 2005 as part of GCUK’s standalone quarterly reporting as a foreign private issuer under UK GAAP. Based upon this review, we have concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of December 31, 2005 due to the material weakness in our internal control over financial reporting described below.

Review of Internal Control over Financial Reporting

Management assumes responsibility for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Those rules define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance of the prevention or detection of misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Effective for the year ending December 31, 2007, under Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”) and Item 308 of the SEC’s Regulation S-K, our management will be required to assess the effectiveness of the Company’s internal control over financial reporting. Additionally, our independent registered public accounting firm will be required to provide an audit report containing their opinions on the effectiveness of the Company’s internal control over financial reporting and management’s assessment thereof. However, GCL, our parent company, was required for the year ended December 31, 2005 to adhere to the requirements of SOX 404 and Item 308 of Regulation S-K.

Accordingly, GCL conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Criteria”). We participated in GCL’s evaluation insofar as such evaluation encompassed the operations of GCUK.

In addition to the participation in our parent company’s evaluation, we also considered matters pertaining to our financial reporting on a standalone basis, as a foreign private issuer for SEC reporting purposes. Such standalone financial reporting has been undertaken in UK GAAP (with reconciliations to US GAAP) for each of our quarterly reports in 2005, and is undertaken in IFRS (with reconciliations to US GAAP) for the full year 2005 statements included elsewhere in this report.

From our analysis, we identified a material weakness in our internal control over financial reporting as of December 31, 2005. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.

The material weakness we identified related to our failure to maintain appropriate controls over the processes for calculating, recording and reporting depreciation expense. More specifically:

•	We calculated depreciation expense entries for purposes of our standalone UK GAAP financial statements using inadequately maintained manual spreadsheets. Errors arising as a consequence of these deficiencies resulted in a £2.8 million overstatement of depreciation expense in our standalone UK GAAP financial statements for the three months ended March 31, 2005, as reported in our second quarter 2005 Quarterly Report on Form 6-K. Since the aforementioned manual spreadsheet is used only in connection with the preparation of our standalone UK GAAP financial statements and not in the consolidated US GAAP financial statements of our parent company, these errors did not result in any overstatement in our parent’s financial statements.

•	We did not apply sufficiently rigorous management and analytical review of depreciation expense, both in our primary UK GAAP books of record, and also in the reconciliations of our UK GAAP financial information to standalone US GAAP financial information that we are required to disclose under SEC rules applicable to foreign private issuers, resulting in the need to restate the depreciation and amortization adjustment as well as US GAAP net income as presented within note 30 of the accompanying consolidated financial statements. Such standalone US GAAP financial information is not used in the preparation of our parent company’s consolidated US GAAP financial statements.

•	We inputted incorrect data regarding the useful economic lives of certain fixed assets into our financial system of record and did not subsequently fully identify this error. Such system of record is used in the preparation of both our standalone UK GAAP financial statements and our parent’s consolidated US GAAP financial statements.

•	We did not timely record assets as “in-service”, resulting in the incorrect recording of depreciation expense in appropriate periods. This occurred for the preparation of both our standalone UK GAAP financial statements and our parent’s consolidated US GAAP financial statements.

In light of the material weakness described above, we have concluded that, we did not maintain effective control over financial reporting as of December 31, 2005.

Management’s Remediation Plans

In response to the material weakness in our internal control over financial reporting described above, we have implemented certain remediation measures. Specifically:

•	We implemented additional controls during the year to improve the processes for maintaining the manual spreadsheets used to calculate UK GAAP depreciation expense, and to ensure that such spreadsheets are reviewed by senior level accountants. With the adoption of IFRS and the implementation of an SAP enterprise software application as noted below, we no longer use manual spreadsheets to calculate depreciation expenses.

•	We have implemented additional management review procedures, and analytical review procedures, to help ensure the validity of the depreciation expense amounts calculated.

•	We have implemented an SAP enterprise software application and database as the financial system of record with effect from January 1, 2006, thus substantially reducing reliance on manual spreadsheets, including those related to depreciation charges.

•	We have adopted IFRS as our basis of financial reporting, effective beginning with our annual financial statements for 2005 included elsewhere in this report. As noted in Note 31 to such financial statements, we have availed ourselves of an exemption under IFRS whereby our fixed assets at the transition date to IFRS are stated at fair value. Accordingly, the carrying value of our asset base is now substantially identical for purposes both of our standalone reporting under IFRS and our parent’s consolidated reporting under US GAAP, thereby simplifying and further automating our control environment around fixed assets and depreciation expense from 31 December 2005.

•	We have implemented a more rigorous and detailed reconciliation between our US GAAP Consolidated and standalone US GAAP financial statements.

Changes in Internal Control over Financial Reporting

During the year ended December 2005, the following changes were made to our internal control over financial reporting:

•	Our parent established a new chief accounting officer position which has been occupied since February 2005.

•	We established a principal financial officer position which has been occupied since April 2005.

•	We established an Audit Committee with a majority of non-executive directors, and appointed two non-executive directors to our Board in June 2005.

•	We recruited five new qualified accountants into our accounting and external reporting teams, thereby reducing reliance on external assistance.

•	We have improved communications procedures throughout the Finance organisation and more generally throughout the business, including recurring meetings to review accounting issues internally with senior accounting personnel and GCL’s chief accounting officer.

•	We have enhanced management review procedures, including those intended to ensure that account reconciliations and amounts recorded are substantiated by detailed and contemporaneous documentary support.

•	We have adopted IFRS as our basis of financial reporting, effective beginning with our annual financial statements for 2005 included elsewhere in this report, and have provided those involved in financial statement production with significant training on IFRS developments.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

On July 6, 2005, the company established an audit committee comprising Richard Atkins (non-executive), John Hughes (non-executive) and John McShane. Richard Atkins has been designated as the audit committee financial expert. The responsibilities of the audit committee are to:

•	Monitor the integrity of the companies’ financial statements, reviewing significant financial reporting judgments contained within them.

•	To review the companies’ internal financial controls and internal control and risk management systems.

•	To monitor and review the effectiveness of the companies internal audit function.

•	To decide upon the external auditors’ appointment, removal and remuneration.

•	To monitor and review the external auditor’s independence and objectivity and the effectiveness of the audit process.

•	To develop and implement policy on the engagement of the external auditor to supply non-audit services.

ITEM 16B.	CODE OF ETHICS

GCL, our parent company, has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principle accounting officer or controller, or persons performing similar functions. Our board of directors has adopted our parent company’s code of ethics as our own. This code of ethics is available on our parent company’s website (www.globalcrossing.com).

ITEM 16C.	PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following fees were paid or are payable to the company’s and the issuer’s auditors for the years ended December 31, 2004 and 2005.

	2004	2005
	(£ thousands)
Audit Fees(1)	£2,183	£992
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees(2)	—	—

Aggregate fees for professional services	£2,183	£992

(1)	For the year ended December 31, 2004, £2 million of this amount was capitalized within deferred finance fees
(2)	There were no other fees paid or payable to the company’s and issuers’ auditors in either year

ITEM 16D.	EXEMPTION FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18. “Financial Statements” in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Global Crossing (UK) Telecommunications Limited

Global Crossing (UK) Telecommunications Limited

Report of the Independent Public Accounting Firm

To the Directors of Global Crossing (UK) Telecommunications Limited

We have audited the accompanying Consolidated Balance sheets of Global Crossing (UK) Telecommunications Limited as of December 31, 2004 and 2005, and the related Consolidated Income Statement, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statement for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Crossing (UK) Telecommunications Limited at December 31, 2004 and 2005, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union which differ in certain respects from United States generally accepted accounting principles (see note 30 of the notes to the consolidated financial statements).

As discussed in Note 30, the reconciliations from International Financial Reporting Standards as adopted by the European Union to United States generally accepted accounting principles therein of equity as at December 31, 2004, and profit for the year then ended have been restated.

Ernst & Young LLP

London, England

April 12, 2006

Global Crossing (UK) Telecommunications Limited

Consolidated Income Statement

(in thousands)

		Year ended 31 December,
	Note	2004	2005
Revenue	3	£271,096	£239,498
Cost of sales		(156,735)	(136,317)

Gross profit		114,361	103,181

Distribution costs		(10,504)	(10,009)
Administrative expenses		(40,258)	(47,738)

Operating profit	5	63,599	45,434

Finance revenue	7	1,324	2,206
Finance costs	8	(1,937)	(42,125)

Profit before tax		62,986	5,515

Tax benefit	9	11,364	2,477

Profit for the year		£74,350	£7,992

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Statement of Changes in Equity

(in thousands)

	Note	Share capital	Capital reserve	Hedging reserve	Accumulated deficit	Total equity
At January 1, 2004		£100	£21	£—	£(396,220)	£(396,099)

Losses on cash flow hedge taken to equity		—	—	(2,440)	—	(2,440)

Total income and expense recognized directly in equity		—	—	(2,440)	—	(2,440)
Transfer to consolidated income statement on cash flow hedge		—	—	42	—	42
Profit for the year		—	—	—	74,350	74,350

Total income and expense for the period		—	—	(2,398)	74,350	71,952

Issued share capital	20	1	21,895	—	—	21,896
Share based payment	24	—	1,146	—	—	1,146
Write off of intercompany loans	27	—	—	—	82,000	82,000

At December 31, 2004		£101	£23,062	£(2,398)	£(239,870)	£(219,105)

Gains on cash flow hedge taken to equity		—	—	4,100	—	4,100

Total income and expenses recognized directly in equity		—	—	4,100	—	4,100
Transfer to consolidated income statement on cash flow hedge		—	—	206	—	206
Profit for the year		—	—	—	7,992	7,992

Total income and expense for the period		—	—	4,306	7,992	12,298
Share based payment	24	—	2,089	—	—	2,089

At December 31, 2005		£101	£25,151	£1,908	£(231,878)	£(204,718)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Balance Sheet

(in thousands)

		December 31,
	Note	2004	2005
Non-current assets
Intangible assets, net	11	£1,634	£1,296
Property, plant and equipment, net	12	135,593	129,005
Investment in associate	13	4	4
Retirement benefit asset	25	942	1,106
Derivative financial instrument	18,19	—	1,245
Trade and other receivables	14	5,729	3,669
Deferred tax asset	9	6,419	8,148

		150,321	144,473

Current assets
Trade and other receivables (including £3,802 and £4,526 of related party debtors respectively)	14	64,633	59,954
Deferred tax asset	9	4,945	5,693
Derivative financial instrument	18,19	—	415
Cash and cash equivalents	14	21,193	44,847

		90,771	110,909

Total assets		£241,092	£255,382

Current liabilities
Trade and other payables (including £5,743 and £6,704 of related party creditors respectively)	16	£(57,736)	£(68,486)
Senior secured notes	19	—	(13,997)
Deferred revenue		(30,230)	(30,823)
Provisions	17	(3,346)	(2,980)
Obligations under finance leases	15	(6,709)	(6,681)
Derivative financial instrument	18,19	(488)	—

		(98,509)	(122,967)

Non-current liabilities
Senior secured notes	19	(195,335)	(195,097)
Deferred revenue		(115,718)	(103,850)
Retirement benefit obligation	25	(2,766)	(2,922)
Provisions	17	(13,011)	(11,603)
Obligations under finance leases	15	(32,906)	(23,661)
Derivative financial instrument	18,19	(1,952)	—

		(361,688)	(337,133)

Total liabilities		(460,197)	(460,100)

Net liabilities		£(219,105)	£(204,718)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	20	£101	£101
Capital reserve		23,062	25,151
Hedging reserve		(2,398)	1,908
Accumulated deficit		(239,870)	(231,878)

Total equity		£(219,105)	£(204,718)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Cash Flow Statement

(in thousands)

	Year ended December 31,
	2004	2005
Operating activities
Profit for the year	£74,350	£7,992
Adjustments for:
Finance costs (net)	613	39,919
Income tax	(11,364)	(2,477)
Depreciation of property, plant and equipment	14,217	18,334
Amortization of intangible assets	378	832
Share based payment expense	1,146	2,089
Loss on disposal of property, plant and equipment	6	715
(Decrease) / increase in provisions	(6,688)	1,917
Increase / (decrease) in pension funding	178	(188)

Operating cash flows before movements in working capital	72,836	69,133
Decrease in trade and other receivables	39,096	9,383
Decrease in trade and other payables	(53,020)	(13,954)

Cash generated from operations	58,912	64,562
Interest paid	(6,690)	(26,924)

Net cash provided from operating activities	£52,222	£37,638

Investing activities
Interest received	£1,672	£1,479
Proceeds on disposal of property, plant and equipment	—	10
Purchase of property, plant and equipment	(7,811)	(9,452)

Net cash used in investing activities	£(6,139)	£(7,963)

Financing activities
Loans repaid to group companies	£(334,147)	£—
Loans provided by group companies	160	—
STT Bridge loan facility	68,570	—
Senior secured notes	196,095	—
Receipt of amounts under finance leases	1,733	109
Repayments of capital elements under finance leases	(7,704)	(6,130)

Net cash used in financing activities	(75,293)	(6,021)

Net (decrease)/increase in cash and cash equivalents	(29,210)	23,654

Cash and cash equivalents at the beginning of year	50,403	21,193

Cash and cash equivalents at the end of year	£21,193	£44,847

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

1. Description of business

Global Crossing (UK) Telecommunications Limited (“GCUK”), formerly Racal Telecommunications Limited (“Racal”) is a company registered in the United Kingdom (“UK”). GCUK is one of the leading UK providers of managed network communications services. GCUK provides a wide range of telecommunications services, marketing these services to enterprise and carrier customers. GCUK provides its customers with managed voice, data and Internal Protocol (“IP”) services tailored to their specific requirements. GCUK’s enterprise customer base includes over one hundred UK government departments, as well as information technology systems integrators, rail sector customers and major corporate customers. Other enterprise services include pre-sales engineering and customer premise equipment (“CPE”) design, equipment procurement, provisioning and installation, and ongoing end-to-end CPE and network management and maintenance support. GCUK’s carrier customers include leading communications service providers. GCUK also provides to their carrier customers indefeasible rights to use (“IRU”) dark fiber and empty ducts.

GCUK is part of a group of companies (the “Group Companies” or the “GC Group”) owned by Global Crossing Limited (formerly GC Acquisition Ltd), a company organized under the laws of Bermuda in 2003 (“GCL”). GCL is the successor to Global Crossing Ltd (“Old GCL”), as a result of the consummations of the transactions contemplated by the Joint Plan of Reorganization, as amended (the “ Plan of Reorganization”) of Old GCL and certain of its debtors subsidiaries, pursuant to chapter 11 of title 11 of the United States Bankruptcy Code. GCUK’s immediate parent company is Global Crossing (Bidco) Limited (“GC Bidco”), an indirect wholly owned subsidiary of GCL.

On October 22, 2004, Global Crossing (UK) Finance Plc (“GC Finance”) was created as a wholly owned special purpose financing subsidiary of GCUK. This entity was formed for the sole purpose of acting as a financing company for the issuance of debt securities and other financing arrangements and has no separate operations. GCUK and GC Finance are collectively referred to as the “Company”.

2. Accounting policies

Basis of preparation

The financial statements of Global Crossing (UK) Telecommunications Limited for the year ended December 31, 2005 were authorized for issue by the Board of Directors on April 12, 2006.

The consolidated financial statements incorporate the financial statements of GCUK and its wholly owned subsidiary, GC Finance, made up to December 31, each year.

All intra-Company transactions, balances, income and expenses are eliminated on consolidation.

This is the first year in which financial statements, as permitted by the European Union’s IAS Regulation and the Companies Act 1985, have been prepared in accordance with International Financial Reporting Standards (IFRSs), as adopted by the European Union (“EU”). IFRSs as adopted by the EU differ in certain respects from the IFRSs issued by the International Accounting Standards Board (“IASB”). However the consolidated financial statements for the periods presented would be no different had the Company applied IFRSs as issued by the IASB. References to “IFRS” hereafter should be construed as reference to IFRSs as adopted by the EU. The disclosures required by International Financial Reporting Standard 1 “First time adoption of International Financial Reporting Standards” (“IFRS 1”) concerning the transition from United Kingdom Generally Accepted Accounting Principles (“UK GAAP”) to IFRSs are given in note 31. All applicable standards required to be adopted by December 31, 2005 have been adopted on January 1, 2004 (the “transition date”). These financial statements have been prepared on the historical cost basis, except for financial instruments which are recorded at fair value, and tangible fixed assets which have been adjusted to fair value at the date of transition, and thereafter at cost. The principal accounting policies adopted are set out below.

In preparing these financial statements, International Accounting Standard 32 “Financial Instruments: Disclosure and presentation” (“IAS 32”) and International Accounting Standard 39 “Financial Instruments: Recognition and measurement” (“IAS 39”) have been adopted.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

In preparing the financial statements, the directors have formed a judgment that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing these financial statements.

A summary of the principal accounting policies is set out below, all of which have been applied consistently throughout the year and preceding years as presented.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the period. Actual results could differ from those estimates. The estimates are based on historical factors, current circumstances and experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in respect of network and other services, IRU agreements and installation services, net of discounts, VAT and other sales-related taxes.

Network and other services

Network service revenues are generated from the sale of transmission of voice and data traffic and short term network capacity and are recognized in the period the services are utilized by the customer. Other service revenues are generated from design and deployment of CPE, maintenance and network management for enterprise customers. Revenue from the provision of other services which are contracted to be performed continuously over the contract term is recognized evenly over the period of each contract. For services invoiced in advance, amounts are deferred until the provision of the service. The Company assesses whether revenue should be recorded gross as principal, or net as agent, based on criteria such as whether the Company holds itself out as principal or agent, establishes the price, provides customer remedies, performs part of the service and assumes the credit risk.

Long term IRU agreements

Revenue from the lease of network capacity and dark fiber to third parties pursuant to long term IRU agreements are recognized on a straight line basis over the life of the contract. Non-refundable payments received from customers before relevant criteria are satisfied for revenue recognition are included in deferred revenue in the accompanying consolidated balance sheets.

Installation services

The Company amortizes revenue related to installation services on a straight line basis over the average contracted customer relationship (typically 24 months). In situations where the contracted period is significantly longer than the average, the actual contract term is used.

Cost of access

Cost of access primarily comprises usage-based voice charges paid to other carriers to originate and / or terminate switched voice traffic and charges for leased lines for dedicated facilities. Access costs are expensed as the services are received from the Company’s access providers and are determined based on volume of access received as measured by the Company’s network, and the access rates determined by the applicable contract or regulatory authority. At the close of each reporting period, the Company records a provision for its best estimate of access costs.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Where significant, initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying value of the leased asset and recognized on a straight line basis over the term of the lease.

There are no finance leases to which the company is party to as lessor.

The Company as lessee

Assets held under finance leases are recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability of the Company is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the consolidated income statement in accordance with the Company’s general policy on borrowing costs (see below).

Rental expenses payable under operating leases are recognized on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also included in the consolidated income statement on a straight line basis over the term of the lease.

The Company has elected to adopt the provisions of International Financial Reporting Interpretations Committee 4 “Determining whether an arrangement contains a lease” (“IFRIC 4”) commencing January 1, 2004, as permitted by the interpretation. This Interpretation has been used to determine whether an arrangement is, or contains, a lease. This determination is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use a specific asset or assets.

Connection costs

The Company is charged initial connection fees when taking on new Integrated Service Digital Network / Public Switch Telephone Network circuits from local loop suppliers. These circuits are purchased by the Company solely and specifically for the purposes of providing connectivity over the final leg of the connection between customer premises and the Company’s network. Such initial connection costs are treated as deferred costs within trade and other receivables, and are amortized as an expense within cost of sales on a straight-line basis over the average expected customer relationship (typically 24 months).

Foreign currencies

The individual financial statements of GCUK and GC Finance are presented in the currency of the primary economic environment in which they operate (their functional currency) which is pounds sterling. This is also the presentation currency for the consolidated financial statements.

In order to hedge its exposure to certain foreign exchange risks, the Company has entered into swap agreements. See “Derivative financial instruments and hedge accounting” below for details of the Company’s accounting policies in respect of such swap agreements.

Intangible fixed assets

Non-integral computer software is stated at cost, being purchase price together with any directly attributable costs incurred in preparing the software for its intended use, net of amortization and provisions for impairment.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Amortization is provided on all intangible assets, so as to write off the cost, less estimated residual value, over their estimated useful lives using the straight line method as follows:

Computer software	3 years

Property, plant and equipment

Property, plant and equipment, which include assets held under finance lease, are stated at deemed cost, at the date of transition, net of depreciation and any provision for impairment. Assets acquired subsequent to the date of transition are recorded at historical cost, net of depreciation and provision for impairment. Expenditure on enhancements is capitalized whilst expenditure for repairs and maintenance is expensed as incurred.

Costs recorded prior to a network segments completion are reflected as construction in progress, which are reclassified to network assets at the date that each segment of the applicable system becomes operational. Construction in process includes direct expenditures for the construction of network systems and is stated at cost. Capitalized costs include costs incurred under the construction contract: advisory, consulting and legal fees, direct internal costs and operating costs incurred during the construction phase.

Once it is probable that a network system will be constructed, costs directly identifiable with the cable system under development are capitalized. Costs relating to the evaluation of new projects incurred prior to the date the development of the network system becomes probable are expensed as incurred.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal.

Where the carrying value of an item of property, plant and equipment includes the cost of replacement for part of the item, then the carrying value of the replaced part is derecognized regardless of whether the replacement part had been depreciated separately. Where it is not practicable to determine the carrying amount of the replaced part, the Company may use the cost of the replacement as an indication of what the costs the cost of the replaced part was at the time it was acquired or constructed.

Depreciation is provided on all property, plant and equipment except construction in progress, so as to write off the cost less estimated residual value of each asset, over their estimated useful lives, using the straight-line method, on the following basis:

Leasehold improvements	Lesser of the lease term or 20 years
Fixtures and fittings, tools and equipment	3 to 7 years
Network assets	3 to 25 years

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in administrative expenses in the consolidated income statement.

Impairment of intangible and tangible assets

At each balance sheet date, the Company reviews the carrying amounts of its intangible and tangible assets, and any assets that have yet to be brought into use, to determine whether there is any indication that those assets have suffered impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows to be generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated income statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the consolidated income statement.

Financial instruments

Financial assets and financial liabilities are recognized on the Company’s balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by any provision for doubtful debts and sales credits.

Provisions for doubtful debts are charged to administrative expenses whilst provisions for sales credits are charged against revenue, both contained within the consolidated income statement The adequacy of provisions is evaluated periodically by the Company utilizing several factors including the length of time the receivables are past due, changes in the customer’s credit worthiness, the customer’s payment history, the length of the customer’s relationship with the Company, the current economic climate, current industry trends and other relevant factors. Service level requirements are assessed to determine sales credit requirements where necessary.

Changes in these estimates are charged or credited to the consolidated income statement in the period of the change. If circumstances occur, such as changes in the financial viability of significant customers, and economic downturn, or changes in the Company’s ability to meet service level requirements, the estimate of the recoverability of the Company’s receivables could be reduced by a material amount.

Cash and cash equivalents

Cash and cash equivalents includes cash held by the company and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

For the purposes of consolidated cash flow statements, cash and cash equivalents consist of cash and short-term deposits as defined above, net of outstanding bank overdrafts.

Financial liabilities

Financial liabilities issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability.

Trade payables

Trade payables are not interest-bearing and are stated at their nominal value.

Derivative financial instrument and hedge accounting

Derivative financial instruments are recorded at fair value as either assets or liabilities contained within the balance sheet. For the purposes of hedge accounting, hedges are classified as:

•	fair value hedges when hedging the exposure to changes in the fair value of a recognized asset of liability; or

•	cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Hedge accounting is only used where, at the inception of the hedge, there is formal designation and documentation of the hedging relationship and it meets the Company’s risk management objective strategy for undertaking the hedge.

Changes in the fair value of derivative financial instruments that are not designated as hedges and / or ineffective portions of hedges are required to be recognized in the consolidated income statement in the current period. Changes in the fair value of the effective portions of hedges are required to be recognized in the hedging reserve in equity and to be recognized in the consolidated income statement when the hedged item is recognized in the consolidated income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is retained in equity until the forecasted transaction is recorded in the consolidated income statement. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the consolidated income statement for the period.

Retirement benefit costs

The Company’s employees participate in two occupational pension schemes;

•	The Global Crossing Pension Scheme (the “Global scheme”); and

•	The Global Crossing Shared Cost Section of the Railways Pension Scheme (the “Railways scheme”).

The Global scheme is an occupational pension scheme with defined contribution and defined benefit elements. The Railways scheme is a defined benefit scheme.

Costs associated with the defined contribution element of the Company’s retirement benefit schemes are charged to the consolidated income statement as they fall due and represent the amounts payable in the year. Differences between contributions payable in the year and contributions actually paid are treated as either a prepayment or accrual.

Costs associated with the defined benefit element of the Company’s retirement benefit schemes, which are periodically calculated by professionally qualified actuaries, are calculated using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses that exceed 10% of the greater of the present value of the Company’s defined benefit obligation and the fair value of the plan assets are amortized over the expected average remaining working lives of the participating employees. Past service cost is recognized immediately to extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognized in the balance sheet represents the present value of the defined benefit obligation as adjusted for actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of the plan assets out of which obligations are to be settled directly. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Taxation

The tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be paid or recovered on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax is measured at the rates that are expected to apply in the periods in which temporary differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current tax liabilities and when they relate to taxes levied by the same tax authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, and it is probable that there will be an outflow of economic benefits. Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Restructuring costs

Provisions for restructuring costs are recognized once the criteria for recognizing a provision, as described above, are met. For severance costs, this is when the company has demonstrated a constructive obligation to implement a termination and has a detailed formal plan for the terminations that it has started to implement or has announced the main features to those affected by it in a sufficiently specific manner to raise a valid expectation in them that they will carry out the restructuring. For property costs, a constructive obligation is demonstrated when the Company vacates the property. Such amounts are recognized in the consolidated income statement utilizing an appropriate risk free discount rate.

Changes in assumptions, especially as they relate to anticipated third-party sub-lease payments, could have a material effect on the restructuring provision.

Dilapidation provision

At the inception of each lease, the Company records a provision of the estimated costs required to return leased properties to their original state in accordance with the respective third party lease agreements. The provision is based on the estimated present value of the obligation utilizing an appropriate risk free discount rate.

Borrowing costs

Borrowing costs are expensed as incurred.

Share-based payments

The Company has applied the requirements of IFRS 2 “Share-based Payment” (“IFRS 2”). As permitted by the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after November 7, 2002 that had not yet vested as of the adoption of IFRS on January 1, 2004.

The Company issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a accelerated basis over the vesting period, based on the group’s estimate of shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The fair value of awards are measured by use of the Black Scholes option pricing model for stock option awards and the current market price for restricted stock unit and performance based awards. For the period to January 1, 2004, as GCL did not have a historical basis for determining the volatility and expected life assumptions in the model due to GCL’s short market trading history, the assumptions used are an average of those used by a select group of telecommunications companies. In 2004, the volatility assumption used represents a mean-average of GCL’s stock volatility during 2004 and an average of that select group of telecommunications companies.

The movement in cumulative expense since the previous balance sheet date is recognized in administrative expenses within the consolidated income statement, with a corresponding entry in equity.

Recently issued accounting pronouncements and interpretations not applied

During the year, the IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements.

International Accounting standards (IAS / IFRSs)		Effective date

IFRS 7	Financial instruments: disclosure	1 January 2007

Issued in August 2005, this standard builds on and supersedes the disclosure requirements set out in IAS 32, Financial Instruments: disclosure and presentation. Adoption of IFRS 7 is not expected to have a significant impact on the results of the Company or its operations. It is intended that IFRS 7 be adopted for the year ended December 31, 2007.

IAS 1	Amendment—Presentation of Financial Statements: Capital disclosures	1 January 2007

Issued in August 2005, this amendment sets out additional disclosure requirements, both qualitative and quantitative, in respect of capital. Its adoption is not expected to have a significant impact on the results of the Company or its operations. It is intended that the amendment to IAS 1 be adopted for the year ended December 31, 2007.

IAS 19	Amendment—Actuarial Gains and Losses, Group Plans and disclosures	1 January 2006

Issued in December 2004, this amendment allows companies the option of recognizing actuarial losses in full in the period in which they occur, outside of the consolidated income statement, in the statement of changes in equity. It is intended that the amendment to IAS 19 be adopted for the year ended December 31, 2006. The Company does not currently intend to use the option permitted by this amendment and therefore does not expect this amendment to have a significant impact on the results of the Company or its operations.

IAS 39	Fair value option	1 January 2006

Issued in June 2005, this amendment permits entities to designate a financial asset or liability as measured at fair value through the consolidated income statement when certain conditions are met. Its adoption is not expected to have a significant impact on the results of the Company or its operations. It is intended that the amendment to IAS 39 be adopted for the year ended December 31, 2006.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

3. Revenue

Substantially all revenue arises from sales to customers in the United Kingdom.

An analysis by type of the Company’s revenue for the year is as follows:

	Year ended December 31,
	2004	2005
	(in thousands)
Provision of telecommunications services	£263,938	£234,633
Long term indefeasible rights to use (‘IRU’) agreements	7,158	4,865

Revenue from customers	271,096	239,498

Finance revenue (see Note 7)	1,324	2,206

Total revenue	£272,420	£241,704

The Company operates as one reportable business segment with revenue derived from two types of third party customers; enterprise and carrier customers located in the UK, and from fellow Group Companies. The enterprise customers are made up of public sector clients, rail industry and other commercial organizations. The carrier customers are mobile and fixed line operators with capacity requirements in the UK. The Company services these customers with assets and personnel located predominantly in the UK.

The following represents a summary of revenue by type of customer:

	Year ended December 31,
	2004	2005
	(in thousands)
Enterprise	£236,508	£220,909
Carrier data	20,708	17,144

	257,216	238,053
Carrier voice	13,276	1,445

	270,492	239,498
Group Companies	604	—

	£271,096	£239,498

4. Restructuring costs

In 2002, as a result of the slowdown in the telecommunications industry, the Company’s Board of Directors approved restructuring plans which resulted in a significant consolidation of offices and other real estate facilities. As a result of these initiatives, the Company vacated approximately 129,000 and 11,000 square feet of space during the years ended December 31, 2002 and 2003 and recorded provisions for continuing building lease obligations and estimated broker commissions, offset by anticipated third party sublease payments. Also, during 2003 the Company reassessed the adequacy of the restructuring provision and determined the restructuring provision had to be increased due to the weak market for subletting space. However, in the fourth quarter of 2004, the market for subleasing space had improved leading to a decrease in the restructuring provision. During the year ended December 31, 2005, the Company increased its restructuring provision for facility closings by £0.6 million due to changes in estimated sublease income and operating expenses related to restructured facilities.

Payments due for facility closings are expected to be made over the life of the associated lease agreements, which terminate between the years 2009 and 2021.

In the year ended December 31, 2004, as part of the approved restructuring plans, approximately 33 positions were eliminated across the Company’s business functions and job classes.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The table below details the movements in the restructuring reserve for the years ended December 31, 2004 and 2005:

	Employee redundancies	Facility closings	Total
	(in thousands)
Balance at December 31, 2003	£—	£19,521	£19,521
Charged / (released) to the profit and loss account	737	(4,824)	(4,087)
Adjustment for unwinding of discount	—	549	549
Utilized in the year	(462)	(3,835)	(4,297)

Balance at December 31, 2004	275	11,411	11,686
Charged / (released) to the profit and loss account	(52)	578	526
Adjustment for unwinding of discount	—	359	359
Utilized in the year	(223)	(3,037)	(3,260)

Balance at December 31, 2005 (see note 17)	£—	£9,311	£9,311

This provision is composed of continuing building lease obligations and estimated decommissioning costs and broker commissions for the restructured sites (aggregating £39.6 million as of December 31, 2005), offset by anticipated receipts from existing and future third-party subleases. As of December 31, 2005, anticipated third-party sublease receipts were £30.3 million, representing £16.0 million from subleases already entered into and £14.3 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

5. Operating profit

Operating profit has been arrived at after charging/(crediting):

	Year ended December 31,
	2004	2005
	(in thousands)
Depreciation and amortization
—Depreciation of property, plant and equipment (owned)	£12,253	£15,213
—Income from lease of property plant and equipment (owned) to related parties (see note 27)	—	(2,890)
—Depreciation of property, plant and equipment (leased)	1,964	3,121
—Amortization of intangible assets (owned)	107	289
—Amortization of intangible assets (leased)	271	543
—Amortization of prepaid connection costs	6,598	3,828

Total depreciation and amortization expense	£21,193	£20,104

Payments under operating lease
—Hire of plant and machinery	£22,878	£22,851
—Other operating leases	8,425	7,998
Receipts under operating lease sublets	(826)	(2,073)

Loss on disposal of fixed assets	6	715
Exceptional cost—redundancy costs	737	—
Exceptional gain—release of restructuring provision	(4,824)	—
Exceptional gain—rates rebate arising from reduction in agreed ratable value	(2,114)	(4,879)
Auditors’ remuneration for audit services (see below)	162	992
(Gain) / loss on foreign exchange	(2,072)	1,165

Amounts payable to Ernst & Young LLP by the company and its subsidiary undertakings in respect of non-audit services were £nil (2004: £nil).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

In addition to the amounts shown above, Deloitte & Touche LLP received fees of £25,000 (2004: £12,000) for the audit of the group pension scheme.

6. Remuneration of Directors

The remuneration of directors, who are the key management and personnel of the group, is set out below:

	Year ended December 31,
	2004	2005
	(in thousands)
Fees and other emoluments	£107	£335
Company contributions to money purchase pension schemes	11	22
Short term employee benefits	—	11

	£118	£368

In addition, 5 directors (2004: 4) received total remuneration in respect of services to group companies of £1.1 million (2004: £1.7 million) but it is not practicable to allocate this between group companies.

7. Finance revenue

	Year ended December 31,
	2004	2005
	(in thousands)
Interest on bank deposits	£1,210	£1,604
Other interest receivable	114	602

Total finance revenue	£1,324	£2,206

8. Finance costs

	Year ended December 31,
	2004	2005
	(in thousands)
Interest payable on senior secured notes	£598	£24,472
Foreign exchange (gain) / loss on senior secured notes	(760)	12,180
Amortization of deferred finance charges	26	1,024
Unwind of discount on senior secured notes	—	306
Interest on obligations under finance lease	1,391	3,409
Interest on STT bridge loan facility	3,023	—
Foreign exchange gain on STT bridge loan facility	(3,193)	—
Other interest payable	28	184

Total borrowing costs	1,113	41,575
Unwinding of discount on provisions and other long term liabilities	824	550

Total finance costs	£1,937	£42,125

9. Taxation

The major components of income tax expense for the years ended December 31, 2004 and 2005 are:

	Year ended December 31,
	2004	2005
	(in thousands)
Consolidated income statement
Deferred income tax
Relating to origination and reversal of temporary differences	£11,364	£2,477

Income tax credit reported in the consolidated income statement	£11,364	£2,477

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

No deferred tax movements have been recognized in equity in the current or prior year.

A reconciliation between the tax expense and accounting profit multiplied by the applicable tax rate for the years ended December 31, 2004 and 2005 is as follows:

	Year ended December 31,
	2004	2005
	(in thousands)
Accounting profit before tax	£62,986	£5,515

Tax at the UK corporation tax rate of 30% (2004: 30%)	£18,896	£1,655
Factors affecting tax charge for the year:
—Expenses not deductible for tax purposes	685	418
—Recognition of tax losses and other temporary differences available in the foreseeable future	(11,364)	(4,550)
—Utilization of unrecognized tax losses and other temporary differences in the year	(19,581)	—

Income tax credit reported in the consolidated income statement	£(11,364)	£(2,477)

During the years ended December 31, 2004 and 2005 there was no current tax charge. In the year ended December 31, 2004, the Company recognized a deferred tax asset of £11.4 million due to sufficient positive evidence to support the realization of this asset in the foreseeable future. A further net asset of £2.5 million was recognized in the year ended December 31, 2005.

The following is the analysis of the deferred tax asset for financial reporting purposes:

	Year ended December 31,
	2004	2005
	(in thousands)
Accelerated capital allowances	£18,679	£9,420
Other temporary differences	2,766	7,229
Tax losses available	77,313	78,878

Total deferred tax asset	98,758	95,527
Less : deferred tax asset not recognized	(87,394)	(81,686)

Net deferred tax asset	£11,364	£13,841

Due in less than one year	£4,945	£5,693
Due in greater than one year	6,419	8,148

Net deferred tax asset	£11,364	£13,841

At the balance sheet date, the Company has unused gross tax losses of £264 million (2004: £258 million) available for offset against future profits. A deferred tax asset has been recognized in respect of £13.8 million (2004: £11.4 million) of these losses and other temporary differences due to sufficient positive evidence to support the realization of these items in the foreseeable future. The Company may carry forward its tax losses indefinitely.

10. Dividends

The Directors do not recommend the payment of a dividend (2004: £nil).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

11. Intangible Assets

Computer software
(in thousands)
Cost
At January 1, 2004	£379
Additions	1,639

At January 1, 2005	2,018
Reclassifications	(6)
Additions	500

At December 31, 2005	£2,512

Amortization
At January 1, 2004	£(6)
Charge for year	(378)

At January 1, 2005	(384)
Charge for year	(832)

At December 31, 2005	£(1,216)

Carrying amount
At January 1, 2005	£1,634

At December 31, 2005	£1,296

On January 1, 2004 the company adopted the provisions of IFRS 1 and recorded intangible assets at deemed cost (see note 31). As a result, intangible assets have been adjusted from a carrying amount of £1.8 million to fair values at January 1, 2004 of £0.4 million.

Included within computer software are assets under finance leases, and construction in progress. As at December 31, 2004 and 2005, the carrying amount of assets held under finance leases was £1.3 million and £0.8 million respectively. The cost and net book value of construction in progress (which is not amortized) at December 31, 2004 and 2005 was £0.2 million and £nil respectively

Reclassifications of assets arise when assets are transferred from construction in progress to the appropriate cost account or when an asset has been incorrectly classed when first set up and this classification is subsequently updated. The net effect is £nil when considered together with property, plant and equipment.

The weighted average useful lives of computer software costs is 3 years. Forecast amortization for the years ending December 31, 2006, 2007, and 2008 is £0.8 million, £0.4 million, £0.1 million, respectively. Forecast amortization for the years ending December 31, 2009 and 2010 is £nil.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

12. Property, plant and equipment

	Leasehold improvements	Fixtures, fittings, tools and equipment	Network assets	Total
	(in thousands)
Cost
At January 1, 2004	£1,788	£645	£117,102	£119,535
Additions	374	1,115	31,679	33,168
Disposals	—	(2)	124	122

At January 1, 2005	2,162	1,758	148,905	152,825
Reclassifications	(16)	16	6	6
Additions	318	3,390	8,757	12,465
Disposals	(78)	(22)	(825)	(925)

At December 31, 2005	£2,386	£5,142	£156,843	£164,371

Accumulated depreciation
At January 1, 2004	£(8)	£(8)	£(2,999)	£(3,015)
Charge for the year	(140)	(182)	(13,895)	(14,217)
Eliminated on disposals	—	—	—	—

At January 1, 2005	(148)	(190)	(16,894)	(17,232)
Charge for the year	(182)	(592)	(17,560)	(18,334)
Eliminated on disposals	17	20	163	200

At December 31, 2005	£(313)	£(762)	£(34,291)	£(35,366)

Carrying amount
At December 31, 2005	£2,073	£4,380	£122,552	£129,005

At December 31, 2004	£2,014	£1,568	£132,011	£135,593

On January 1, 2004 the company adopted the provisions of IFRS 1 and recorded property, plant and equipment at deemed cost (see note 31). As a result, property, plant, and equipment have been adjusted from a carrying amount of £184.2 million to fair values at January 1, 2004 of £116.5 million.

Included within network assets are assets under finance lease, and construction in progress. As at December 31, 2004 and 2005, the carrying amount of assets held under finance leases were £11.8 million and £9.3 million respectively. The cost and accumulated depreciation of assets held to lease out under operating leases at December 31, 2004 was £1.1 million giving a net book value of £nil. At December 31, 2005 the cost and accumulated depreciation of these assets was £21.7 million and £2.6 million, respectively, giving a net book value of £19.1 million. The cost and net book value of construction in progress (which is not depreciated) at December 31, 2004 and 2005 was £3.8 million and £5.2 million respectively.

Reclassifications of assets arise when assets are transferred from construction in progress to the appropriate cost account or when an asset has been incorrectly classed when first set up and this classification is subsequently updated. The net effect is £nil when considered together with intangible fixed assets.

13. Investment in associate

Associates
(in thousands)
Cost
At January 1, 2004 and December 31, 2004 and 2005	4

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Details of the significant investment (holding greater than 20%), including the name, country of incorporation, and proportion of ownership interest is given below:

Name of company	Country of incorporation	Proportion of voting rights and share held	Nature of business
Associated undertaking

Dublin London Networks Limited	Republic of Ireland	45%, ordinary shares	Telecommunications services

14. Other financial assets

Trade and other receivables

Trade and other receivables consists of:

	December 31,
	2004	2005
	(in thousands)
Amounts due within one year
Trade receivables (billed)	£44,371	£29,352
Less : provision for doubtful debts	(4,038)	—

Trade receivables (net)	40,333	29,352
Amounts owed by Group Companies	3,802	4,526
Other receivables	1,129	6,079
Prepayments	15,615	14,606
Accrued income	3,754	5,391

Trade and other receivables (due within one year)	£64,633	£59,954

Amounts due after more than one year
Trade receivables (net)	£1,545	£490
Prepayments	4,184	3,179

Trade and other receivables (due after more than one year)	£5,729	£3,669

Total amounts due	£70,362	£63,623

No interest is charged on trade receivables.

Included within other receivables is an overpayment of rates in previous years. Following a reassessment of the rateable value of properties, notification was received of a rates rebate of £5.5 million, including interest of £0.6 million, which was received in February 2006.

Cash and cash equivalents

Cash and cash equivalents includes cash held by the Company and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

	Year ended December 31,
	2004	2005
	(in thousands)
Cast at bank and in hand	£466	£44,847
Short term deposits	20,727	—

Total cash and cash equivalents	£21,193	£44,847

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Concentration of risk

A significant portion of the Company’s revenue comes from a limited number of customers. For the years ended December 31, 2004 and 2005, 58.5% and 64.1% of revenue was derived from the top ten enterprise customers, respectively. These customers are made up of public and rail sector clients and commercial organizations. These represented £27.0 million (60.8%) and £18.1 million (61.6%) of debtors at December 31, 2004 and 2005 respectively.

During the year ended December 31, 2005, three customers were each responsible for revenue that exceeded 10% of total revenue, accounting for £33.2 million or 13.8%, £29.7 million or 12.4% and £25.2 million or 10.5% respectively. The trade debtor balances for these three customers comprised £10.1 million, or 34.3% of the consolidated trade debtors balance at December 31, 2005. During the year ended December 31, 2004 two customers were each responsible for revenue that exceeded 10% of total revenue, accounting for £31.3 million or 11.6%, and £29.1 million or 10.8% respectively. The trade debtor balances for these two customers comprised £9.4 million, or 21.2%, of the consolidated trade debtor balances at December 31, 2004.

The Company relies on a limited number of third parties for the timely supply of equipment and services relating to its network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, operating results could suffer. In certain circumstances, the Company relies on a single supplier that has proprietary technology which has become core to the Company’s infrastructure and business. If it becomes necessary to seek alternative suppliers, the Company may be unable to obtain satisfactory replacement suppliers on economically attractive terms, on a timely basis or at all.

Credit risk

The Company’s principal financial assets are bank balances and cash, trade and other receivables and finance lease receivables, which represent the maximum exposure to credit risk in relation to financial assets.

15. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments
	December 31,		December 31,
	2004	2005	2004	2005
	(in thousands)
Amounts payable under finance leases:
Within one year	£10,154	£9,276	£6,709	£6,681
In the second to fifth years inclusive	29,454	20,626	21,390	15,258
After five years	15,958	10,651	11,516	8,403

	55,566	40,533	39,615	30,342

Less: future finance charges	(15,951)	(10,211)	n/a	n/a

Present value of minimum lease payments	£39,615	£30,342	£39,615	£30,342

Less: Amount due for settlement within 12 months (shown within current liabilities)			(6,709)	(6,681)

Amount due for settlement after 12 months			£32,906	£23,661

Obligations under finance leases and hire purchase contracts are secured against hybrid transmitter networks and bear finance charges at rates ranging from 8.4% to 11.9% per annum. Lease terms range between 1 and 25 years. Interest rates are fixed at the inception of the lease. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

All lease obligations are denominated in sterling.

The fair value of the Company’s lease obligations approximates their carrying amount.

The Company’s obligations under finance leases are secured by the lessors’ charges over the leased assets.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

16. Other financial liabilities

Trade and other payables

	December 31,
	2004	2005
	(in thousands)
Amounts due within one year
Trade payables	£30,794	£40,378
Amounts owed to Group Companies	5,743	6,704
Other creditors	3,115	4,579
Other taxes and social security	758	2,011
Accruals	17,326	14,814

Trade and other payables due within one year	£57,736	£68,486

The amounts owed to Group Companies are non interest bearing.

The directors consider that the carrying amount of trade and other payables approximates to their fair value.

17. Provisions

	Decommissioning costs	Dilapidations	Facility closings (see note 4)	Total
	(in thousands)
At January 1, 2004	£146	£5,012	£19,521	£24,679
Charged / (released) to the profit and loss account	—	41	(4,824)	(4,783)
Adjustments for unwind of discount	—	141	549	690
Utilized in the year	(146)	(248)	(3,835)	(4,229)

At January 1, 2005	—	4,946	11,411	16,357
Charged / (released) to the profit and loss account		196	578	774
Adjustments for unwind of discount	—	130	359	489
Utilized in the year	—	—	(3,037)	(3,037)

Balance at December 31, 2005	£—	£5,272	£9,311	£14,583

Due in less than one year	—	32	2,948	2,980
Due in more than one year	—	5,240	6,363	11,603

	£—	£5,272	£9,311	£14,583

The provision for decommissioning represented the estimated costs of decommissioning the Company’s equipment installed at a third party premises on the expiration of a long-term contract. This provision was fully utilized within 2004.

The dilapidations provision is the estimated costs required to return leased properties to their original state in accordance with the respective third party lease agreements based on the estimated present value of the obligation utilizing an appropriate discount rate. The Company has entered into various property leases that primarily expire between 1 and 113 years from the balance sheet date.

18. Derivatives and other financial instruments

Treasury policy and risk management

The Company’s treasury management is conducted primarily by GCL on behalf of Group Companies. GCL is responsible for raising finance for operations, together with associated liquidity management, and the management of foreign exchange and interest rate risk. Treasury operations are conducted within a framework of

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

policies and guidelines authorized and reviewed by the GCL Audit Committee, which receives regular updates of treasury activity. Financial instruments are entered into for risk management purposes only. It is the GC Group’s policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken.

Interest rate management

The Company has financial exposures to interest rates, arising primarily from finance leases and the senior secured notes. These exposures are primarily managed by borrowing at fixed rates of interest. At December 31, 2004 and 2005, the Company’s borrowings, excluding finance leases, are at fixed rates of interest. During the year ended December 31, 2004, the Company entered into a cross currency interest rate swap (described below) which has swapped the 10.75% US dollar interest rate to a 11.65% pound sterling interest rate at a fixed exchange rate of £1 to $1.945 for interest payments due between June 2005 and December 2009 on the US Dollar Senior Secured notes. To date, interest payments have been made in accordance with the terms of the swap.

The Company’s finance leases incur interest based on the rates inherent in the finance lease agreement.

Foreign exchange management

The Company operates primarily in the UK and more than 95% of its revenue and operating costs are denominated in pounds sterling. In addition, substantially all of the Company’s assets and liabilities, excluding obligations to other Group companies and third party financing, are denominated in pounds sterling. At December 31, 2004 and 2005 the split of aggregate borrowings, including finance leases, into their core currencies was US dollar 43% and 47% respectively and pounds sterling 57% and 53% respectively.

At December 31, 2004 and 2005, the Company had net trade payables of £5.7 and £3.9 million respectively, denominated in currencies other than pounds sterling.

The Company assesses its currency exchange exposure and enters into financial instruments, as it believes necessary, to manage risk. At December 31, 2004 and 2005, the Company had US dollar denominated debt of $200 million (or £103.8 million) and $200 million (or £116.0 million), respectively, on which it must pay interest on a semi annual basis. The Company has entered a five year cross currency interest rate swap to minimize exposure of any US dollars to pounds sterling currency conversion for the interest payments due on the US Dollar Senior Secured notes. This cross currency interest rate swap converts the US dollars to pounds sterling at a rate of £1 to $1.945 and swaps the interest rate on the associated payments from 10.75% to 11.65%. The notional value of the cross currency swap is equal to the U.S. Dollar principal. The Company has not entered into any foreign currency swap agreements for the principal amount of the US dollar denominated debt.

In the year ended December 31, 2004, the Company recognized a foreign currency gain of £6.0 million and, in the year ended December 31, 2005, a foreign currency loss of £13.3 million, on liabilities denominated in other currencies.

Interest rate risks

The interest rate profile of the Company’s interest bearing debt, including finance leases is as follows:

	December 31, 2004
	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Greater than 5 years	Total	Weighted average interest rate
	(in thousands)
Fixed rate
10.75% US dollar senior secured notes	£—	£—	£—	£—	£—	£97,092	£97,092	11.20%
11.75% Pound sterling senior secured notes	—	—	—	—	—	98,243	98,243	11.75%
Obligations under hire purchase and finance lease contracts	6,709	6,758	5,813	4,967	3,852	11,516	39,615	9.20%

	£6,709	£6,758	£5,813	£4,967	£3,852	£206,851	£234,950

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	December 31, 2005
	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Greater than 5 years	Total	Weighted average interest rate
	(in thousands)
Fixed rate
10.75% US dollar senior secured notes	£7,361	£—	£—	£—	£—	£102,697	£110,058	11.20%
11.75% Pound sterling senior secured notes	6,636	—	—	—	—	92,400	99,036	11.75%
Obligations under hire purchase and finance lease contracts	6,681	4,968	4,450	3,340	2,500	8,403	30,342	9.24%

	£20,678	£4,968	£4,450	£3,340	£2,500	£203,500	£239,436

Further details of the interest rates on long term borrowings are given in note 19.

The Company’s loans from Group Companies did not incur interest. The Company’s finance leases incur interest at an average weighted floating rate of 9.2% which is inherent in the finance lease agreements (see note 15).

Currency risks

The Company’s currency exposures, after hedging, give rise to the net currency gains and losses recognized in the consolidated profit and loss accounts. Such exposures comprise the net monetary assets and liabilities of the Company that are not denominated in the functional currency of the entity involved and principally consist of the US Dollar Senior Secured notes. The following table presents the exposure of net foreign currency monetary assets / (liabilities).

	December 31, 2004			December 31, 2005
	US dollars	Euros	Total	US dollars	Euros	Total
	(in thousands)			(in thousands)
Functional currency of the company
Pounds Sterling	(109,378)	3,000	(106,378)	(129,504)	499	(129,005)

The Company uses a cross currency interest rate swap to manage its exposure to interest rate movements on its bank borrowings.

The fair value of the swap entered into is estimated to be an asset of £1.7 million at December 31, 2005 (2004: a liability of £2.4 million). These amounts are based on market values of equivalent instruments at the balance sheet date. The cross currency interest rate swap has been designated effective as a cash flow hedge therefore, a portion of the movement in fair value of the swap has been deferred in equity.

	December 31, 2004		December 31, 2005
	Assets	Liabilities	Assets	Liabilities
	(in thousands)
Cross currency interest rate swap	£—	£(2,440)	£1,660	£—

	£—	£(2,440)	£1,660	£—

Analyzed as:
Non current	—	(1,952)	1,245	—
Current	—	(488)	415	—

	£—	£(2,440)	£1,660	£—

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Fair values

Set out below is a comparison by category of carrying amounts and fair values of all the Company’s financial instruments, that are carried in the financial statements.

	Carrying amount		Fair value
	2004	2005	2004	2005
	(in thousands)
Financial assets
Trade debtors receivable in greater than one year	£1,545	£490	£1,212	£358

Financial liabilities
Interest bearing loans and borrowings
—Senior Secured notes	(195,335)	(209,094)	(197,591)	(205,441)
—Obligations under finance leases and hire purchase contracts (due in less than 1 year)	(6,709)	(6,681)	(6,709)	(6,681)
Obligations under finance leases and hire purchase contracts (due in greater than 1 year)	(32,906)	(23,661)	(32,906)	(23,661)

Cross currency interest rate swap	(2,440)	1,660	(2,440)	1,660

The fair value of trade debtors, receivable in greater than one year have been obtained by discounting the asset at a risk adjusted discount rate.

Market values have been used to determine the fair value of the senior secured notes.

The fair value of obligations under finance leases and hire purchase contracts has been obtained by discounting the expected future cash flows at the prevailing interest rates. This approach was also taken in determining the fair value of the cross currency interest rate swap.

19. Financial assets and liabilities

Financial assets and liabilities, as at the balance sheet dates, were made up as follows:

	2004	2005
	(in thousands)
Financial assets
Cross currency interest rate swap
Due in less than one year	£—	£415
Due in greater than one year	—	1,245

	£—	£1,660

Financial liabilities
10.75% US Dollar senior secured notes, due 2014, net of unamortized discount of £1.4 million and deferred financing costs of £4.6 million (2004 : £1.5 million and £5.2 million respectively)	£(97,092)	£(102,697)
11.75% Pound Sterling senior secured notes, due 2014, net of unamortized discount of £1.3 million and deferred financing costs of £4.6 million (2004 : £1.5 million and £5.3 million respectively)	(98,243)	(92,400)

Senior secured notes due greater than 1 year	(195,335)	(195,097)
Cross currency interest rate swap	(1,952)	—

Due in greater than one year	£(197,287)	£(195,097)

10.75% US Dollar senior secured notes	—	(7,361)
11.75% Pound Sterling senior secured notes	—	(6,636)
Cross currency interest rate swap	(488)	—

Due in less than one year	£(488)	£(13,997)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Senior secured notes

On December 23, 2004, GC Finance issued $200.0 million in aggregate principal amount of 10.75% United States denominated Senior Secured notes (the “US Dollar Senior Secured notes”) and £105.0 million in aggregate principal amount of 11.75% Pound Sterling Senior Secured notes (collectively, the “Senior Secured notes”). The Senior Secured notes were issued at a discount of approximately £3.0 million. The Senior Secured notes mature on the tenth anniversary of their issuance with interest due and payable on June 15 and December 15 of each year. The discount and the fees associated with the issuance of the Senior Secured notes are amortized over the term of the notes on the effective interest rate method.

The Senior Secured notes are senior obligations of GC Finance and rank equal in right of payment with all of its future debt. GCUK has guaranteed the Senior Secured notes as a senior obligation ranking in equal right of payment with all of its existing and future debt. The Senior Secured notes are secured by certain assets of the Company, including the capital stock of GC Finance.

GC Finance may redeem the Senior Secured notes in whole or in part, at any time on or after December 15, 2009, at redemption prices decreasing from 105.375% (for the US Dollar Senior Secured notes) or 105.875% (for the Pound Sterling denominated notes) in 2009 to 100% of their principal amount in 2012 and thereafter. At any time before December 15, 2009, GC Finance may redeem either or both series of notes, in whole or in part, by paying a “make-whole” premium, calculated in accordance with the Senior Secured notes indenture. GC Finance may also redeem up to 35% of the principal amount of either series of notes before December 15, 2007 using the proceeds of certain equity offerings. GC Finance may also redeem either or both series of notes, in whole or in part, upon certain changes in tax laws and regulations.

The Senior Secured notes were issued under an indenture, which includes covenants and events of default that are customary for high-yield senior note issuances. The indenture governing the Senior Secured notes limits the Company’s ability to, among other things: (i) incur or guarantee additional indebtedness, (ii) pay dividends or make other distributions to repurchase or redeem its stock, (iii) make investments of other restricted payments, (iv) create liens, (v) enter into certain transactions with affiliates, (vi) enter into agreements that restrict the ability of its material subsidiaries to pay dividends, and (vii) consolidate, merge or sell all or substantially all of its assets.

A loan or dividend payment by the Company to GCL or other Group Companies is a restricted payment under the indenture governing the Senior Secured notes. The indenture permits certain restricted payments including, subject to certain restrictions, payments to GCL or other Group Companies of at least 50% of the Company’s operating cash flow as defined in the indenture.

Within 120 days after the end of the period that began on December 23, 2004 and ended on December 31, 2005 and for each 12-month period thereafter, GCUK must offer to purchase a portion of the notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of operating cash flow (as defined in the indenture) from that period. In respect of the 2005 period, we anticipate offering to purchase £14.0 million of the notes, excluding accrued interest. To the extent that note holders do not fully participate in the repurchase offer, the loan or dividend of any remaining proceeds up to this additional 50% of operating cash flow (as defined in the indenture) to GCL and its affiliates will be permitted, subject to the limitations on restricted payments described above.

The issuer may also redeem either or both series of notes, in whole, but not in part, at a price equal to their principal amount plus accrued and unpaid interest and certain additional amounts, if any. If we undergo specific kinds of changes in control, we or the issuer must offer to repurchase the notes at a redemption price equal to 101% of the principal amount. The notes may also be called at par by STT Communications Ltd (or one of its affiliates) for so long as it together with its affiliates holds not less than 50% of the then outstanding principal amount of our parent’s mandatory convertible notes at any time in the event of certain payment events of default or post acceleration and in the case of certain enforcement events..

Retired STT Bridge loan facility

On May 18, 2004, the Company entered into an agreement with a subsidiary of Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”), GCL’s controlling shareholder, to provide it with up to $100.0 million in

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

financing under a senior secured loan note facility (the “STT Bridge Loan Facility”). This agreement was amended on November 2, 2004 to increase the availability thereunder to $125.0 million. The entire $125.0 million under the STT Bridge Loan Facility was borrowed as of November 5, 2004. The facility was initially scheduled to mature on December 31, 2004 and initially bore interest at a rate equal to one-month London interbank offered rate (“LIBOR”) plus 9.9%. Every 90 days after May 18, 2004 closing, the spread over LIBOR increased by 0.5%. In addition, the Company was required to pay a fee of 1.0% per annum on any undrawn portion of the STT Bridge Loan Facility. On December 23, 2004, the STT Bridge Loan Facility was terminated.

20. Equity share capital

	December 31,
	2004	2005
	(in thousands)
Authorized:
2,000,000 ordinary shares of £1 each	£2,000	£2,000

Called up, allotted and fully paid:
101,000 ordinary shares of £1 each	£101	£101

On January 1, 2004, 100,000 ordinary shares of £1 each were called up, allotted and fully paid. On December 31, 2004, the Company purchased £21.9 million of assets from GC Bidco, in exchange for 1,000 shares of the Company’s £1 par value ordinary shares. GC Bidco purchased these assets from other Group companies for £21.9 million which represented the net book value of the assets on the date of acquisition.

The Company has one class of ordinary shares which carry no right to fixed income.

21. Notes to the cash flow statement

Analysis of net debt

	At January 1, 2004	Cash flows	Other changes	At December 31, 2004
	(in thousands)
Cash and cash equivalents	£50,403	£(29,210)	£—	£21,193
Loans to group companies (net)	(328,934)	333,987	(5,053)	—
Finance leases	(42,933)	7,704	(4,386)	(39,615)
STT Bridge loan facility	—	(68,570)	68,570	—
Senior secured notes	—	(196,095)	760	(195,335)

	£(321,464)	£47,816	£59,891	£(213,757)

	At January 1, 2005	Cash flows	Other changes	At December 31, 2005
	(in thousands)
Cash at cash equivalents	£21,193	£23,654	£—	£44,847
Finance leases	(39,615)	6,130	3,143	(30,342)
Senior secured notes	(195,335)	—	(13,759)	(209,094)

At December 31, 2005	£(213,757)	£29,784	£(10,616)	£(194,589)

Non-cash transactions

Additions to network assets during the year amounting to £0.7 million were financed by new finance leases.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

22. Operating lease commitments

The Company as lessor

At the balance sheet date, the Company had contracted with tenants for the following future minimum lease payments:

	December 31,
	2004	2005
	(in thousands)
Within one year	£33	£4,800
In the second to fifth years inclusive	—	19,998
After five years	—	13,978

	£33	£38,776

Included within property rental income earned during the year was £2.9 million (2004: £nil) from Group companies (see note 27). All of the properties held have committed tenants for the next one to fifteen years.

The Company as lessee

The Company has entered into commercial leases on certain property, motor vehicles and equipment. These leases have an average life of between 1 and 113 years, with renewal options contained within some contracts.

The Company incurs lease costs on the Centennium House Property although GC Pan European Crossing Networks B.V (“GC PEC Networks”) and GC Pan European Crossing UK Ltd. (“GC PEC UK”) are contractually liable for these. The directors confirm that, as the buildings beneficiary, it is the Company’s intention to continue to meet all contractual costs on this property on behalf of GC PEC UK and GC PEC Networks and, accordingly, the commitment has been treated in these accounts as if it were the Company’s lease. Any lease income associated with this property is treated as income by GCUK.

The following table presents a schedule of future minimum commitments under non cancelable operating leases as at 31 December 2005.

December 31, 2005
(in thousands)
2006	£6,428
2007	7,324
2008	7,363
2009	7,520
2010	8,277
Thereafter	83,373

Total minimum lease payments	£120,285

23. Purchase commitments

The Company has purchase commitments with third party access vendors that require it to make payments to purchase network services, capacity and telecommunications equipment through 2008. Some of these access commitments require the Company to maintain minimum monthly and / or annual billings, in certain cases based on usage. In addition, the Company has purchase commitments with third parties that require it to make payments for operations, administration and maintenance services for certain portions of its network through 2025. The minimum commitment as at December 31, 2005 is £111.3 million (2004: £93.4 million) and is payable over periods of one to 23 years. Additionally, at December 31, 2005, the Company had entered into agreements for £2.7 million of future capital expenditure, which are expected to be fulfilled within 12 months of the year end.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

24. Share based payments

The Company recognized total expenses of £1.1 million and £2.1 million related to equity-settled share-based payment transactions in 2004 and 2005 respectively. Equity-settled share-based payment transactions relate to share-based awards granted under the Global Crossing Limited 2003 Stock Incentive Plan (the “Plan”) and reflect awards outstanding during such period, including awards granted both prior to and during such period. Under the Plan, GCL is authorized to issue up to 8,378,261 common shares of GCL, shared out amongst any employee, director or consultant who is selected to participate in the plan. Certain employees of the Company are eligible to receive share-based payments under the Plan.

Equity-settled share option plan

Stock options issued under the Plan are exercisable over a ten year period, vest over a three year period and have an exercise price of between $10.16 and $15.39 per share.

Information regarding options granted in the current and previous year is summarized below.

	Year ended December 31,
	2004		2005
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of period	42,000	$10.16	54,000	$11.32
Granted during the period	12,000	$15.39	—	—
Exercised during the period	—	—	(3,334)	$10.16
Cancelled during the period	—	—	—	—
Forfeited during the period	—	—	—	—

Outstanding at the end of the period	54,000	$11.32	50,666	$11.40

Exercisable at end of period	14,000		28,667

The options outstanding at December 31, 2005 had a weighted average remaining contractual life of 8.24 years.

Share based payment expense is calculated using the Black-Scholes model. Inputs into the Black-Scholes model are as follows:

Year ended December 31, 2004
Weighted average fair value of options granted	$10.68
Expected volatility	86%
Expected life	5 years
Risk-free interest rate	3.49%
Dividend yield	0%

In 2004, as GCL’s equity had a trading history of only one year, the volatility assumption used for that period represents a mean-average of the Company’s stock volatility during 2004 and an average of those used by a select group of telecommunications companies. The expected term is based on the average expected life for each of the portions of the award that vest on different dates. This approach continued in 2005.

Restricted stock units

During the year ended December 31, 2004, the Company’s employees were awarded 107,500 restricted stock units under the Plan. The restricted stock units vest and convert into common shares of GCL over a period between one and five years, with higher seniority employees having five year vesting periods. Granted but unvested units are forfeited upon termination of employment. Granted but unvested units are forfeited upon termination of employment.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

During the year ended December 31, 2005, the Company’s employees were awarded 17,500 restricted stock units under the Plan. The restricted stock units vest and convert into common shares of GCL on June 14, 2008, and are subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability.

The following table summarizes restricted stock united granted, vested, exercised, forfeited and cancelled for the year ended December 31, 2004 and 2005:

	Number of restricted stock units	Weighted average issue price
Balance at January 1, 2004	—	—
Granted	107,500	$29.35
Cancelled / forfeited	(12,500)	—

Balance at December 31, 2004	95,000	—
Granted	17,500	$16.02
Vested	(43,170)	—
Cancelled / forfeited	(4,900)	—

Balance at December 31, 2005	64,430	—

Performance share awards

During the year ended December 31, 2005, the Company’s employees were awarded 20,700 performance share opportunities under the Plan. The performance share opportunities vest and convert into common shares of GCL on December 31, 2007, and are subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each performance share grantee will earn (i) 50% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved, (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity is achieved and (iii) 150% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved or exceeded. No payout will be made for performance below threshold. The total performance share opportunity of each participant in this program comprises three separate award opportunities based on measures of combined 2005 and 2006 earnings, cash use, and gross margin attributable to GCL’s enterprise, carrier data, and indirect channel segment.

Senior Leadership Performance Program

On November 19, 2004, the Board of Directors of GCL adopted the Senior Leadership Performance Program (the “Program”) at the recommendation of the Compensation Committee of the Board of Directors. The Program is a long-term incentive program intended to retain key executives and to motivate them to help the Company achieve its financial goals.

The Program creates for each participant an aggregate potential award under the Program (the “Maximum Award”), an amount equivalent to the Participants regular annual cash bonus target opportunity as of the date on which the Program was approved. The awards will be granted if the Company achieves specified performance goals relating to earnings (the “EBITDA goal”) and / or cash flow (the “cash flow goal”). Specifically, each participant will be entitled to receive (i) a bonus in the amount equal to 50% of such participant’s maximum award if the EBITDA goal is achieved by December 31, 2006 and / or (ii) a bonus in an amount equal to 50% of such participant’s maximum award if the cash flow goal is achieved by December 31, 2006.

Any such bonus is payable 50% in cash and 50% in shares of GCL’s ordinary share capital issued under the 2003 Stock Incentive Plan. The number of shares to be awarded to the Participants under the Program, assuming the EBITDA goal and cash flow goal are met, is 6,986 shares. If both the EBITDA goal and the cash flow goal are achieved, the aggregate cash bonus to be paid out under the program would be approximately £60,000. Awards under the program are in addition to any awards payable under the annual cash bonus program or any other compensatory plan or arrangement. Participants must be employed by the Company at the time the EBITDA goal and or / cash flow goal are achieved to be eligible for an award.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Annual Bonus Program

During the year ended December 31, 2005, the Board of Directors of GCL adopted the 2005 Annual Bonus Program (the “2005 Bonus Program”). The 2005 Bonus Program is an annual bonus applicable to substantially all employees of the GCL, which is intended to retain such employees and to motivate them to help GCL achieve its financial goals. Each participant is provided a target award under the 2005 Bonus Program expressed as a percentage of base salary. Actual awards under the 2005 Bonus Program will be paid only if GCL achieves specified earnings and cash flow goals. Bonus payouts under the 2005 Bonus Program will be made half in cash and half in fully vested shares of common stock of GCL. The Compensation Committee of the Board of Directors of GCL certified the financial results and approved the 2005 Annual Bonus Program payout in March, 2006.

25. Retirement benefit schemes

The Company’s employees participate in two occupational pension schemes;

•	the Global Crossing Pension scheme (the “Global scheme”); and

•	the Global Crossing Shared Cost Section of the Railways Pension Scheme (the “Railways Scheme”)

The assets of these schemes are held separately from the Company in independently administered trusts. Contributions to the schemes in respect of the Company’s defined benefit obligations are charged to the consolidated income statement so as to spread the cost of the pensions over employees’ working lives with the Company. Pension costs for the years ended 31 December 2004 and 2005 were £2.2 million and £1.9 million respectively.

The Global Scheme

The Global Scheme is an occupational pension scheme with two sections. The defined contribution section is used to provide ongoing pension benefits for its employees. The defined benefit section provides for each employee who was a member of a Racal pension scheme at 24 May 2000, a benefit that represents the additional pension arising from pay increases over and above the statutory revaluation that is applied to benefits earned in the relevant Racal scheme prior to that date. No further defined benefit entitlements are accruing.

The Company’s pension obligations are assessed by a qualified actuary on the basis of triennial valuations, with annual interim updates. The most recent formal valuation of the Global Scheme at 31 March 2004 was completed using the Projected Unit Credit Method. Calculations have been carried out by a qualified actuary for the purposes of estimating the Company’s pension charge for the year and the Global Schemes liabilities at 31 December 2005.

The employer made annual contributions to the defined benefit section of the Global Scheme of £0.1 million and £0.3 million for the years ended 31 December 2004 and 2005 respectively.

The Global scheme also provides defined contribution benefits and the cost of the years ended 31 December 2004 and 2005 were £1.4 million and £1.3 million respectively, recorded to administrative expenses.

The Railways Pension Scheme

The Company’s pension obligations are assessed by a qualified actuary on the basis of triennial valuations, with annual interim updates. The last full valuation of the Railways Scheme was carried out at 31 December 2004 using the Projected Unit Method. This has been updated to 31 December 2005.

The costs of the scheme are paid 60% by the Company and 40% by the employees. The sharing of the cost in this manner has been recognized when determining the net pension asset (that is, a surplus attributable to employees has been identified) and the employer’s current service cost, the expected return on plan assets and interest on pension liabilities (these items are derived by taking 60% of the full charge).

The employer made annual contributions to the defined benefit section of £0.1 million and £0.1 million for the years ended 31 December 2004 and 2005 respectively.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Recognition of gains and losses

The following disclosures are prepared on the basis that gains and losses amortized over the expected future working life of employees.

The key assumptions used in assessing the Company’s pension plans are as follows:

	Railways Scheme		Global Scheme
	2004	2005	2004	2005
Rates and assumptions used to calculate Defined Benefit Obligation (DBO)
Weighted average discount rate (year end)	5.25%	4.75%	5.25%	4.75%
Rate of salary increase (year end)	3.75%	3.75%	3.75%	3.75%
Rate of salary increase (year end)	3.75%	3.75%	3.75%	3.75%
Mortality assumptions:
Current male / female pensioners at 65 (year end)	17 / 19 years	18 / 20 years	19 / 22 years	19 / 22 years
Future male / female pensioners at 65 (year end)	17 / 20 years	18 / 20 years	20 / 23 years	20 / 23 years
Rates and assumptions used to calculate Net Benefit Cost (NBC)
Weighted average discount rate (start of year)	5.50%	5.25%	5.50%	5.25%
Rate of salary increase (start of year)	4.50%	3.75%	4.50%	3.75%
Expected return on plan assets (start of year)	7.7%	7.5%	6.1%	6.0%
Mortality assumptions:
Current male / female pensioners at 65 (start of year)	17 / 19 years	17 / 19 years	18 / 21 years	19 / 22 years
Future male / female pensioners at 65 (start of year)	17 / 20 years	17 / 20 years	20 / 23 years	20 / 23 years

The expected long-term rate of return on plan assets reflects the average earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation.

The following tables summarize the components of net benefit expense recognized in the consolidated income statement within administrative expenses and the funded status and amounts recognized in the balance sheet for the respective plans.

Net benefit expense recognized in the consolidated income statement

	Railways Scheme		Global Scheme		Total
	2004	2005	2004	2005	2004	2005
	(in thousands)		(in thousands)		(in thousands)
Service cost	£294	£275	£480	£374	£774	£649
Interest cost on benefit obligation	722	820	300	347	1,022	1,167
Expected return on plan assets	(1,065)	(1,149)	(167)	(206)	(1,232)	(1,355)

Net benefit expense	£(49)	£(54)	£613	£515	£564	£461

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Benefit asset / liability

	Railways Scheme		Global Scheme		Total
	2004	2005	2004	2005	2004	2005
	(in thousands)		(in thousands)		(in thousands)
Funded status	£(38)	£(4,991)	£(2,986)	£(3,525)	£(3,024)	£(8,516)
Funded status attributable to employees	15	1,996	—	—	15	1,996

Net funded status (attributable to employer)	(23)	(2,995)	(2,986)	(3,525)	(3,009)	(6,520)
Unrecognized net loss	965	4,101	220	603	1,185	4,704

Prepaid / (accrued) net benefit cost	£942	£1,106	£(2,766)	£(2,922)	£(1,824)	£(1,816)

Changes in the present value of the defined benefit obligation are as follows:

	Railways Scheme		Global Scheme		Total
	2004	2005	2004	2005	2004	2005
	(in thousands)		(in thousands)		(in thousands)
Benefit obligation at beginning of year	£22,109	£25,822	£5,104	£6,311	£27,213	£32,133
Service cost	294	275	480	374	774	649
Interest cost	722	820	300	347	1,022	1,167
Employee contributions	96	88	—	—	96	88
Actuarial loss	2,726	8,906	566	384	3,292	9,290
Benefits paid	(606)	(697)	(139)	(151)	(745)	(848)
Interest cost attributable to employees	481	547	—	—	481	547

Benefit obligation at end of year	£25,822	£35,761	£6,311	£7,265	£32,133	£43,026

Changes in the fair value of plan assets are as follows:

	Railways Scheme		Global Scheme		Total
	2004	2005	2004	2005	2004	2005
	(in thousands)		(in thousands)		(in thousands)
Fair value of plan assets at beginning of year	£23,394	£25,784	£2,686	£3,325	£26,080	£29,109
Actual return on plan assets	2,778	5,485	513	207	3,291	5,692
Employer contribution	122	110	265	359	387	469
Employee contributions	96	88	—	—	96	88
Benefits paid	(606)	(697)	(139)	(151)	(745)	(848)

Fair value of plan assets at end of year	£25,784	£30,770	£3,325	£3,740	£29,109	£34,510

The Company expects to contribute £0.9 million to its defined benefit pension schemes in 2006.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	Railways scheme		Global Scheme
	2004	2005	2004	2005
	(%)		(%)
Fixed interest bonds	10	16	54	25
Equities	76	70	44	63
Property	9	10	—	9
Other	5	4	2	3

Total	100	100	100	100

The overall expected rate of return on assets is determined based on market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

The Railways Scheme represents approximately 89.2% of total assets of the combined plans. The current planned asset allocation strategy was determined with regard to actuarial characteristics of each scheme. It is based on the assumption that equities will outperform bonds over the long term and is consistent with the overall objective of long-term capital growth. The expected long-term rate of return on plan assets was calculated by the plan actuary and is based on historic returns of each asset class held by the plan at the beginning of the year.

The following table summarizes expected benefit payments from the Company’s pension plans through 2015. Actual benefit payments may differ from expected benefit payments:

(in thousands)
2006	£913
2007	922
2008	935
2009	941
2010	954
2011-2015	5,200

The amount included in the balance sheet arising from the Company’s obligations in respect of its defined benefit retirement benefit schemes is as follows:

	December 31,
	2004	2005
	(in thousands)
Fair value of scheme assets	£29,109	£34,510
Present value of defined benefit obligations	(32,133)	(43,026)

Deficit in scheme	(3,024)	(8,516)

Funded status attributable to employees	15	1,996

Net deficit attributable to employers	(3,009)	(6,520)
Unrecognized net losses	1,185	4,704

Net liability recognized in the balance sheet	£(1,824)	£(1,816)

This amount is presented in the balance sheet as follows:
Non-current assets	942	1,106
Non-current liabilities	(2,766)	(2,922)

	£(1,824)	£(1,816)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	2004	2005
	(in thousands)
Present value of defined benefit obligations	£32,133	£43,026

Fair value of plan assets	29,109	34,510

Deficit in the scheme	£(3,024)	£(8,516)

Experience losses on scheme liabilities	£(850)	£(5,100)

26. Ultimate parent and controlling party

At December 31, 2005, the Company’s directors regarded Temasek Holdings (Private) Limited (“Temasek”), a company incorporated in the Republic of Singapore, as the ultimate parent company and ultimate controlling party. The largest group, which includes the Company and for which financial results are prepared is that headed by Temasek, whose registered office is 60B Orchard Road, #06-18, Tower 2, Singapore 238891.

The Company’s immediate parent is GC Bidco, a company registered in England and Wales. The consolidated financial statements of GC Bidco include the results of the company and are available to the public from Companies House, United Kingdom.

27. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Transactions with Group Companies

The following presents a summary of the total cost of / (income for) services included in cost of sales and administrative expenses in the condensed consolidated consolidated income statements for the periods indicated.

	Year ended December 31,
	2004	2005
	(in thousands)
Corporate services	£3,900	£5,358
Shared resources	600	909
Voice termination services	(12,500)	(4,016)
Operating lease income	—	(2,890)
Other transactions	2,200	5

	£(5,800)	£(634)

The Company has a number of operating and financial relationships with GCL and other Group Companies. For example, the Company benefits from a broad range of corporate functions conducted by the GC Group, including senior management activities, human resources, corporate development and other functions and services. In addition, the Company has historically assisted the GC Group in terminating voice traffic within the UK while the GC Group assists the Company with terminating international voice traffic. In addition, the Company shares certain portions of its network with the GC Group, as well as certain personnel who may have functional responsibilities for both its business and GC Group’s European and global businesses.

These functions and services are performed by various members of the GC Group and the costs are allocated using various methods. Prior to 2004, the resulting related party debtor and creditor balances were generally not settled in cash between the Group Companies; rather the balances fluctuated as a result of these various transactions. During the years ended December 31, 2004 and 2005 a net of £21.0 million and £nil, respectively, of these creditor balances were forgiven as described below.

The costs of these functions and services have historically been allocated on a basis that the GC Group believes is a reasonable reflection of the utilization of each service provided to, or the benefit received by, each of the Group Companies. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by the Company if it had performed these functions or received these services as a stand-alone entity.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

In connection with its recapitalization during the fourth quarter of 2004, the Company entered into a series of intercompany agreements with the GC Group that were effective as of October 1, 2004 to formally document the way in which these relationships are governed and formalize the method of payment for the services under these agreements. Fees for these services are generally estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The intercompany agreements are substantially the same as those that have informally governed the relationship between the GC Group and the Company, with the exception of the payment terms. The Company’s Board of Directors approved the terms of each of the intercompany agreements. The intercompany agreements may be terminated (i) at the request of any party to such agreement with one year’s prior written notice or (ii) immediately in the event of a change of control under the indenture governing the Senior Secured Notes or the maturity, redemption or defeasance of the Senior Secured Notes, in each case pursuant to the terms of the indenture governing the notes.

Corporate services

Corporate services include costs associated with operating expenses and administrative costs. The total costs of these functions and services are allotted to the Group Companies based on a worldwide allocation. The worldwide allocation is based on a pro rata allocation of revenue, net tangible assets, headcount, or a combination thereof, which varies for the type of costs being allocated. The factor applied to each type of cost is based on the factor(s) most closely aligned with that cost.

Operating expenses include office and facilities costs, depreciation and amortization of certain shared assets, and network engineering all of which are charged based on a pro rata allocation of net tangible fixed assets. Administrative services include tax, finance and accounting, information systems, human resources, management, legal, administrative, risk management and charitable contributions. Costs for tax, finance and accounting, mergers and acquisition services, corporate development, product development, management, legal, administrative, and risk management services are charged based on the Company’s revenue relative to the other Group Companies. Information services and human resource costs are charged based on a pro rata allocation of headcount. Other administrative costs are allocated based on revenue or revenue and net tangible fixed assets. The total cost of the services included in administrative expenses in the consolidated profit and loss accounts was £3.9 million and £5.4 million for the years ended December 31, 2004, and 2005 respectively. The total actual cost of services related to the year ended December 31, 2005 was £6.9 million; however, a £3.0 million credit was also recorded during the year due to a reassessment of the costs recharged by the GC Group during the year ended December 31, 2004.

Shared resources

The Company provides Group Companies, on a non-exclusive basis, the use of certain of its assets, and the Group Companies provide the Company the use of certain of its assets, on a non-exclusive basis. Such assets include staffing and administrative assets, fiber, leased circuits, network equipment, racking space, real estate and such other assets as reasonably deemed necessary for the relevant network’s efficient operation. The parties to these intercompany shared resources agreements are charged based on (i) the market price for fiber, leased circuits, racking space, and network equipment; (ii) a pro rata allocation for staffing and administrative assets based on either a reasonable estimate of resources committed or a reasonable estimate of time spent of such services, plus a reasonable markup in accordance with the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administration of the Organization for Economic Co-operation and Development; and (iii) the share of lease or carry costs based on a percentage of square meter usage for real estate. Fees for these services are estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The net cost of the use of these assets included in administrative expenses in the consolidated profit and loss accounts was £0.6 million and £0.9 million, for the years ended December 31, 2004 and 2005, respectively. In addition, the Company makes payments, primarily payroll, on behalf of a Group Company, and is reimbursed for these payments. These transactions have no impact on the consolidated profit and loss accounts.

Voice termination services

The Company carries international voice traffic and terminates calls on behalf of certain Group Companies. These Group Companies provide the Company with similar services. The costs of these services are incurred by the company that carries the traffic or terminates the call, while the corresponding customer contract, and

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

therefore revenue, is held by a different entity. The Company which incurs these costs charges a corresponding amount to the Group Company which holds the customer contract. Charges made to GCE and GCT by the Company resulted in a reduction to the Company’s cost of sales of £12.5 million and £4.0 million during the years ended, December 31, 2004 and 2005 respectively.

In addition, during the years ended December 31, 2004 and 2005, the Company sold £0.6 million and £nil, respectively, of capacity on its network to Group companies, which was recognized as revenue.

Operating lease income and non-monetary transactions

Effective December 31, 2004, the Company purchased £21.9 million of assets from GC Bidco, in exchange for 1,000 shares of the Company’s £1 par value ordinary shares. The assets were purchased at GC Bidco’s net book value and will be depreciated over the remaining useful lives. Such assets include fiber, network equipment, and certain computer software and hardware equipment. The Company has leased the use of the purchased assets to other Group Companies in 2005 (see note 5).

Other transactions

Tax sharing

The Company and the UK Group share tax losses as allowed by UK tax law. Under the tax sharing, losses can be utilized by any entity within the UK Group in the period in which they are generated.

Prior to 2004, there was no formal arrangement in place that provided for compensation between the entities in relation to the losses obtained or forgiven. As a result, the entity which surrendered its tax loss was not compensated by the other UK Group company that benefited. During the year ended December 31, 2002, the Company surrendered tax benefits of £12.6 million to other UK Group Companies. During the year ended December 31, 2003, the Company received £0.3 million of tax benefits surrendered by other UK Group Companies. There was no accounting recognition of these transactions because the losses were not recorded due to uncertainty over the ability to utilize and because there was no compensation for losses surrendered.

The Company entered into a formal tax agreement with GCL, which was effective October 1, 2004, that established the basis of conduct for certain tax matters in the UK, including the surrender of tax losses and the reallocation of income or gains where permitted by UK tax law, between the Company and other Group Companies subject to tax in the UK. The claimant company will pay the surrendering company an amount equal to the amount surrendered multiplied by the average corporate tax rate for the period in which relief is deemed. There was no tax sharing during the years ended December 31, 2004 and 2005.

Other

During the years ended December 31, 2004 and 2005, the Company incurred, £2.2 million and £2.2 million, respectively, of lease costs for certain office space for which other members of the GC Group, specifically, GC PEC Networks and GC PEC UK are contractually liable. (See Note 22.)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The debtor and creditor balances as a result of the aforementioned transactions with Group Companies are as follows:

	December 31,
	2004	2005
	(in thousands)
Debtor balance due from:
Global Crossing Services Europe Ltd	£3,604	£854
GT UK Ltd	—	959
GC Pan European Crossing Ltd	—	1,894
GC Pan European Crossing SA	—	449
GC Network O2	38	259
Global Crossing Ireland Ltd	—	70
Other Group Companies	160	41

	£3,802	£4,526

Credit balances due to:
Global Crossing Development Co	£4,341	£2,063
Geoconference UK Ltd	—	186
Global Crossing Holdings Limited	—	1,160
Global Crossing Services Europe Ltd	—	148
Global Crossing Network Centre Limited	—	240
Global Crossing Europe Ltd	1,137	2,136
Global Crossing Ireland Ltd	—	547
Other Group Companies	265	224

	£5,743	£6,704

Loans from and to Group Companies

There were no loans due to or from other group companies as at December 31, 2004 and 2005.

Through 2002, the Company received non interest bearing loans, primarily from GC Bidco, in order to fund its daily operations. These loans had no established repayment terms and were due on demand. During the year ended December 31, 2003 when the Company became profitable and cash generative, the £19.4 million Global Crossing Holding Ltd loan was repaid at the request of Old GCL. During the year ended December 31, 2004, the Company repaid £334.1 million of the loans from Group Companies. In addition, during the years ended December 31, 2003 and 2004, £115.6 million and £61.0 million, respectively, of the loans were forgiven, as described below.

The Company has not historically made significant loans to Group Companies. Under the terms of the indenture governing the convertible notes of GCL, loans from the Company made to GCL or another Group Company must be subordinated to the payment of obligations under the GCL’s convertible notes. The terms of any intercompany loan by the Company to GCL or another Group Company must be agreed by the Board of Directors of the Company.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Intercompany debt guarantee and balance waivers

The Company was party to a guarantee agreement whereby GCL’s Senior Secured Notes were secured by an interest over certain of the Company’s assets and a pledge of the capital stock of the Company by GC Bidco. In connection with this guarantee and as compensation to the Company, a number of intercompany claims of Old GCL and other members of the GC Group were forgiven during the year ended December 31, 2003. In connection with its recapitalization during the fourth quarter of 2004, additional intercompany balances were waived. The following summarizes the intercompany debtor and creditor balances forgiven in 2004:

December 31, 2004
(in thousands)
Debtor balances due from:
Global Crossing International Networks Ltd	£6,680
International Optical Network Ltd	1,019
GT UK Ltd	1,418
Other Group Companies	895

£10,012

Creditor balances due to:
Global Crossing Communications International Ltd	£16,881
Global Crossing Bidco Ltd	12,074
Global Crossings Ireland Ltd	1,544
Other Group Companies	470

30,969
Loans due to Global Crossing (Bidco) Limited	60,876
Other Group Companies	167

£92,012

Net intercompany creditor waived	£82,000

Debt forgiveness is a transaction with shareholders, and as such the resultant credit has been made directly to retained earnings.

28. Contingent liabilities

UK Office of Fair Trading (“OFT”)

In 2002, the OFT commenced an investigation regarding an allegation that various subsea cable operator entities, including us, had engaged in an illegal agreement collectively to boycott a location in the United Kingdom as a location for the landing of subsea telecommunications cables. We responded to that investigation in 2002, denying any wrongdoing. In August 2003, the OFT extended its investigation regarding allegations of price fixing and information sharing on the level of fees that the subsea entities would pay landowners for permission to land submarine telecommunication cables on their land. We responded to this part of the investigation on October 10, 2003. We have cooperated fully with the investigation and have supplied substantial volumes of factual materials, including a number of formal witness statements. By letter dated 24 January 2006, the OFT notified us that it had provisionally decided to close both investigations. The Company expects that this provisional decision will be formally ratified in the very near future.

Litigation

From time to time, the Company has been party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company’s directors there are currently no proceedings in respect of which there exists a reasonable possibility of an adverse outcome that would have a material effect on the Company’s consolidated balance sheet, consolidated income statement or consolidated cash flows.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

29. Events after the balance sheet date

There are no post balance events requiring adjustment in the financial statements.

In April 2006, in accordance with the provisions of the indenture dated 23 December 2004, the Company will make an excess cash offer to the holders of the Senior Secured notes. This offer is to be made within 120 days of 31 December 2005. Payment must be made those who accept offer within 30 to 150 days of 31 December 2005.

Excess cash is defined as an amount equal to 50% of the Operating cash flow, if positive, accumulated in the period. Operating cash flow means consolidated net income, plus consolidated non-cash charges, less capital expenditure (as defined in the bond indenture agreement).

The value of the offer for the period ended December 31, 2005, is estimated to be £14.0 million, excluding interest.

30. Reconciliation to United States Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with IFRS, as adopted by the EU, which differs in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve methods for measuring the amounts in the consolidated financial statements, as well as additional disclosures required by US GAAP. In addition certain other differences arise due to the transition provision in accordance with IFRS. The principal differences between IAS and US GAAP applicable to the Company and Group are quantified and described below:

Reconciliation of net income (IFRS-US GAAP)

		Year ended December 31,
	Note	2004 (restated)	2005
		(in thousands)
Profit reported under IFRS		£74,350	£7,992
Push down of fresh start accounting:
—Deferred income	(A)	(6,204)	(4,498)
—Amortization of intangibles	(A)	(1,358)	—
Long term IRU agreements	(B)	(369)	(366)
Restructuring costs	(C)	2,213	1,802
Pensions	(D)	(24)	2
Dilapidations provisions	(E)	(15)	326
Share-based compensation	(F)	376	(264)
Income taxes	(G)	(28,423)	(7,240)

Income / (loss) reported under US GAAP		£40,546	£(2,246)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Reconciliation of equity (IFRS-US GAAP)

		December 31,
	Note	2004 (restated)	2005
		(in thousands)
Equity reported under IFRS		£(219,105)	£(204,718)
Push down of fresh start accounting:
—Reset equity	(A)	88,076	88,076
—Deferred income	(A)	(6,477)	(10,975)
—Amortization of intangibles	(A)	(1,444)	(1,444)
Long term IRU agreements	(B)	(394)	(760)
Restructuring costs	(C)	2,324	4,126
Pensions	(D)	(24)	(22)
Dilapidations provisions	(E)	(7)	319
Share-based compensation	(F)	—	—
Income taxes	(G)	(9,921)	(8,905)

Equity reported under US GAAP		£(146,972)	£(134,303)

Restatement of depreciation expense

As a result of the procedures undertaken to produce the 2005 annual financial statements under IFRS, errors were noted in the determination of depreciation expense under standalone US GAAP principles for the year ended December 31, 2004 and for each of the first three quarters of 2005. The errors resulted from miscalculations of the adjustments necessary to move from the depreciation expense within the primary UK GAAP ledgers to that under US GAAP standalone principles.

The errors did not impact the Company’s previously issued financial statements under UK GAAP, nor the parent company’s consolidated US GAAP financial statements. The impact of the depreciation error to the previously issued US GAAP reconciliations on a stand alone basis presented as part of the notes to the financial statements included in the previously issued 2004 Annual Report furnished on Form F-4, and each of the 2005 quarterly reports furnished on Form 6-K, was an overstatement of US GAAP stand alone depreciation expense of £0.7 million for the year ended December 31, 2004, and an understatement in depreciation expense of £0.1 million, £0.2 million, and £0.2 million for the three months ended March 31, June 30, and September 30, 2005, respectively.

The impact of the depreciation restatement to the previously reported US GAAP standalone net income is as follows:

	Net income / (loss) as previously reported	Restated depreciation	Net income / (loss) restated
	(in thousands)
Year ended December 31, 2004	£39,846	£700	£40,546
Three months ended March 31, 2005	(3,437)	(50)	(3,487)
Three months ended June 30, 2005	(2,618)	(183)	(2,801)
Three months ended September 30, 2005	307	(183)	124

Restatement of gain on reorganization

As a result of the procedures undertaken to produce the 2005 annual financial statements under IFRS, errors were noted in the determination of the fair value of tangible fixed assets at fresh start under standalone US GAAP principles as at December 9, 2003. The error resulted from miscalculations of the adjustments necessary to move from the carrying value of tangible fixed assets within the primary UK GAAP ledgers to the fair value of tangible fixed assets under US GAAP standalone principles following push down of GCL’s fresh start accounting.

The error did not impact the Company’s previously issued financial statements under UK GAAP, nor the parent company’s consolidated US GAAP financial statements. The impact this error to the previously issued US GAAP reconciliations on a stand alone basis presented as part of the notes to the financial statements

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

included in the previously issued 2004 20-F, and each of the 2005 quarterly 6-K’s, was an understatement of US GAAP stand alone shareholders’ deficit of £1.0 million as at December 31, 2004, and March 31, June 30, and September 30, 2005.

The impact of both the depreciation and gain on reorganization restatements to the previously reported US GAAP stand alone shareholder’s deficit is as follows:

	Equity as previously reported	Restated Depreciation	Restated Gain on Reorganization	Equity as restated
	(in thousands)
Year ended December 31, 2004	£(146,672)	£700	£(1,000)	£(146,972)
Three months ended March 31, 2005	(147,489)	(50)	(1,000)	(148,539)
Three months ended June 30, 2005	(146,927)	(183)	(1,000)	(148,110)
Three months ended September 30, 2005	(145,912)	(183)	(1,000)	(147,095)

Reconciliation of changes in Equity in US GAAP

Total equity
(in thousands)
Balance at January 1, 2004, as previously reported	£(307,289)
Increase in reorganization reserve—tangible fixed assets	(1,000)

Balance at January 1, 2004, as restated	(308,289)
Net profit for the period ended December 31, 2004	40,546
Shares issued	21,896
Capital contribution (debt waivers)	82,000
Reduction in reorganization reserve—deferred tax benefit	18,503
Unrealized loss on derivative financial instrument	(2,398)
Share-based compensation	770

Balance at December 31, 2004	(146,972)
Net loss for the period ended December 31, 2005	(2,246)
Reduction in reorganization reserve—deferred tax benefit	8,256
Unrealized gain on derivative financial instrument	4,306
Share-based compensation	2,353

Balance at December 31, 2005	£(134,303)

Statement of other comprehensive income in US GAAP

	Year ended December 31,
	2004 (restated)	2005
	(in thousands)
Profit / (loss) reported under US GAAP	£40,546	£(2,246)
Other comprehensive income / (loss)
—Unrealized (loss)/gain on derivative financial instrument	(2,398)	4,306

Comprehensive income reported under US GAAP	£38,148	£2,060

A. Pushdown of GCL’s fresh start accounting

On December 9, 2003 (the “effective date”), GCL emerged from bankruptcy and implemented “fresh start” accounting and reporting in accordance with the American Institute of Certified Public Accountants Statement of Position No. 90-7 “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”).

Fresh start accounting required GCL to allocate its reorganization value, which was determined pursuant to, among other things, the Plan of Reorganization and ST Telemedia’s equity investment for 61.5% ownership, to its respective assets and liabilities based upon their preliminary estimated fair values. An independent appraiser was engaged to assist in this allocation and in determining the fair market value of tangible and intangible assets.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Although the Company itself did not file for bankruptcy, it has recorded the push down of GCL’s fresh start accounting adjustments associated with the Company in accordance with the requirements of the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) 54 “Application of ‘Push Down’ Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchaser”. Under fresh start reporting, an entity is deemed to be created for financial reporting purposes. References to the “Company” in respect of time periods prior to the effective date are references to the “Predecessor” entity whereas such references in respect of time periods commencing with the effective date are references to the “Successor” entity.

The remaining impacts of push down accounting, following the transition from UK GAAP to IFRS are in respect of deferred income, depreciation and amortization and equity.

The adjustment to reflect deferred income at fair value results in a difference between IFRS and US GAAP. Under US GAAP and IFRS, prior to fresh start, there was deferred income related to long term IRU agreements and other customer contracts. Under US GAAP deferred revenue balances associated with IRU contracts for which cash was received prior to fresh start were written down. Under IFRS revenue is recognized on these contracts since the fresh start date.

The adjustment in respect of depreciation and amortization arises through the creation, under US GAAP, of internally generated intangible fixed assets at fresh start. These assets were written down to nil in 2004.

The adjustment to equity represents the reorganization value at the fresh start date after having recorded assets and liabilities at fair value and clearing retained earnings to nil.

B. Long term IRU agreements

The Company enters into long term IRU agreements with certain of its customers. Under IFRS, these agreements are recognized as revenue when (a) the purchaser’s right of use is exclusive and irrevocable, (b) the asset is specific and separable, (c) the term of the contract is for the majority of the asset’s useful life, (d) the attributable cost of carrying value can be measured reliably, and (e) no significant risks are retained by the Company. For agreements that do not meet these criteria, the revenue is deferred over the life of the agreement.

Under US GAAP, agreements entered into after the issuance of the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 43 in June 1999 are required to be accounted for as operating type leases, unless title is transferred to the lessee by the end of the lease term.

Based on the terms of these agreements, the Company has deferred income on all contracts entered into after June 1999 under both IFRS and US GAAP. Prior to June 1999, the revenue under US GAAP was recognized at the time the agreement entered into with the customer, whereas under IFRS the revenue was deferred. This adjustment represents the difference for contracts entered into prior to June 1999.

The adjustment to the consolidated income statement consists of the following:

	December 31,
	2004	2005
	(in thousands)
Reversal of deferred income	£(1,116)	£(1,112)
Reversal of depreciation of long term IRU assets	365	365
Reversal of wayleave costs	382	381

	£(369)	£(366)

The adjustment to Equity consists of the following cumulative differences:

	December 31,
	2004	2005
	(in thousands)
Reversal of deferred income	£(1,186)	£(2,298)
Long term IRU assets, net	388	753
Establishment of wayleave accrual	404	785

	£(394)	£(760)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

C. Restructuring costs

The Company implemented certain initiatives to restructure its operations (see note 4). The costs associated with these initiatives consist of severance costs and contractual obligations for which the company will receive no future economic benefit.

Under IFRS, the Company recognizes a liability once there is a present obligation, as a result of past events, which is probable (defined as more likely than not) and can be reliably estimated. For severance costs, this is when the Company has raised an expectation in those affected that it will carry out the restructuring and has in place a detailed formal plan. For property lease costs, this is when the Company vacates the property and has thus demonstrated a commitment to the plan from which it cannot reasonably withdraw. These amounts are discounted based on a risk fee rate.

Under US GAAP, the Company adopted SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) on January 1, 2003. Under provisions of SFAS 146 future services required to be rendered to receive the one-time benefit are considered in determining the timing of recognition of the provision. SFAS No. 146 also considers the distinction between early termination costs and continuing to be incurred without economic benefit in determining the recognition of costs associated with the termination of contracts. Application of SFAS 146 has resulted in differences in both the timing and amount of restructuring charges recognized under US GAAP as compared to IFRS.

D. Pension

Under IFRS, expected returns on plan assets are calculated using the actual cash flow returns as a basis, whereas under US GAAP expected returns on plan assets are calculated using estimated cash flows as a basis.

The Company has used the same key assumption under both US GAAP and IFRS in assessing its pension plans

The accumulated benefit obligation of GCUK sponsored pension plans as at December 31, 2004 and 2005 was £24.6 million and £35.8 million, respectively.

E. Dilapidation provision

Under IFRS, a dilapidation provision is recorded to reflect the estimated net present value of costs required to return leased properties to their original state in accordance with the respective lease agreements, whereas under US GAAP, the provision is recorded at its gross value.

F. Share based compensation

IFRS requires companies to estimate the value of stock awards with graded vesting by treating each vesting tranche as a separate award with separate vesting periods. Stock compensation cost is recognized over the vesting period of each separate tranche. Under US GAAP, the value of stock awards with graded vesting may be treated as a single award. If the award is valued as a single award, the stock compensation cost is recognized on a straight line basis over the vesting period.

On December 9, 2003, the Company adopted the fair value provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) related to stock-based awards granted or modified on December 9, 2003 and thereafter. Under the provisions of SFAS 123, the fair value of each stock-based compensation awards is estimated at the date of grant, using the Black Scholes option-pricing model for stock option awards and the current market price for restricted stock unit awards. The Company recognizes stock compensation expense based on a number of awards expected to vest. Most stock-based awards have graded vesting (i.e. portions of the awards vest at different dates during the vesting period). The fair value of the awards is determined using a single expected life for the entire award (the average expected life for the awards that vest on different dates). The Company recognizes the related compensation cost of such awards on a straight-line basis; provided that the amount amortized at any given date may be no less than the portion of the award vested as of such date.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

G. Income taxes

The Company accounts for taxes in accordance with SFAS 109 “Accounting for Income Taxes” (“SFAS 109”) under US GAAP and in accordance with IAS 12 “Income Taxes” under International Accounting Standards. The impact of the differences between SFAS 109 and IAS 12 are described below.

Deferred tax assets and liabilities

Under US GAAP, deferred tax is computed on all temporary differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years. Deferred taxes are measured at enacted rates.

Under IFRS deferred tax is recognized for the estimated future tax effects of temporary differences and tax loss carry forwards. The rates used in calculating deferred tax are those rates that are enacted, or substantially enacted.

The Company provides for deferred tax in respect of temporary differences, subject to certain exceptions, between the recognition of assets and liabilities in the financial statements and for tax purposes. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference and unused tax losses can be utilized.

The majority of the explanation for the differences between tax calculated under US GAAP and IFRS relates to temporary differences arising from fresh start accounting required under US GAAP, together with other US GAAP specific accounting adjustments.

At December 31, 2004 and 2005, the Company has approximately £75.8 million and £73.3 million, respectively, of net deferred tax assets and liabilities under US GAAP prior to the valuation allowance. Included in these amounts are deferred tax assets on gross tax losses of £264.0 million and £258.0 million, respectively, which have an indefinite useful carry forward life. As a result of the existence of sufficient positive evidence as to the future realization of these assets, £9.2 million of these US GAAP assets were recognized as at December 31. 2004, with a further £8.3 million during the year ended December 31, 2005.

The net deferred tax assets and liabilities are as follows:

	December 31,
	2004	2005
	(in thousands)
Excess capital allowances	£18,679	£9,420
Other short term temporary differences	2,766	7,229
Tax losses carried forward	77,313	78,878
Deferred taxes on US GAAP adjustments:
—Long term IRU agreements	118	228
—Pension	8	7
—Restructuring costs	(1,559)	(2,100)
—Push down of fresh start accounting	(21,612)	(20,286)
—Dilapidations	42	(56)

	75,755	73,320
Valuation allowance	(66,576)	(60,648)

Net deferred tax asset	£9,179	£12,672

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The IFRS tax benefit is as follows:

	December 31,
	2004	2005
	(in thousands)
UK Corporation tax on profit / (loss)	£18,074	£1,302
Expenses not deductible for tax purposes	685	418
Change in valuation allowance	(30,123)	(4,197)

	£(11,364)	£(2,477)

Push down of GCL’s Fresh Start Accounting

Under US GAAP, in valuing the assets and liabilities of the Company as part of the fresh start accounting, the Company considered the fair values of the deferred tax assets and liabilities. Due to the Company’s history of losses and uncertainty of future taxable profits, the only deferred tax asset recognized in the opening balance sheet of the Successor entity was an amount equal to the tax losses carry forward of £1.1 million that was anticipated to be utilized against profits arising after the effective date through the end of the year. A full valuation allowance was recorded against the Company’s remaining net deferred tax assets.

Subsequent reductions in the amount of valuation allowance related to deferred tax assets existing as at the effective date will be recorded as a reduction in “reorganization value in excess of amounts allocable to identifiable assets and other intangibles” until exhausted. The remaining tax benefits are reported as a reduction to the reorganization reserve in equity shareholders’ deficit. During the year ended December 31, 2004, the Company utilized net operating losses in existence at the effective date of £17.1 million and reduced the valuation allowance on the remaining assets by £9.1 million. Under the push down of GCL’s fresh start accounting, £7.7 million tax benefit related to deferred tax assets existing at the effective date was credited against intangible assets, which reduced the intangible assets value to zero. The remaining £18.5 million was recorded as a reduction to the reorganization reserve in equity shareholders’ deficit.

Classification difference between IFRS and US GAAP

Consolidated income statement

There are classification differences between the Company reporting under IFRS and under US GAAP. Under IFRS, the Company has chosen to prepare its consolidated income statement based on the nature of the expense. Under US GAAP, the Company reports its consolidated income statement based on functional grouping of costs. These differences primarily relate to the following.

Cost of sales: Under IFRS, the company presents cost of sales and gross profit. Under US GAAP, cost of access, real estate, network and operations, cost of equipment sales and third party maintenance costs are shown as cost of revenue. Cost of revenue and selling, general and administrative and depreciation and amortization expenses are components of operating expenses. The Company does not present a gross profit under US GAAP.

Foreign currency gains / (losses): Under IFRS, the Company includes foreign currency gains and losses within both administrative expenses and finance costs, whereas under US GAAP these amounts are included in other income or loss.

Consolidated balance sheets

Under IFRS, the Company presents deferred financing charges related to the Senior Secured notes as a reduction to the debt liability. Under US GAAP these amounts are recorded as an asset.

Recently announced US GAAP pronouncements

In December 2004 the FASB issued revised SFAS No. 123R, “Share-Based Payment”, (“SFAS No. 123R”). SFAS No. 123R sets accounting requirements for “share-based” compensation to employees and requires companies to recognize in the consolidated income statement the grant-date fair value of stock options and other equity-based compensation. SFAS No. 123R is effective in interim or annual periods beginning after June 15, 2005.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The Company will adopt the provisions of SFAS No. 123R effective January 1, 2006. As the Company already follows the fair value provisions of SFAS No. 123, the Company’s adoption of SFAS No. 123R is not expected to have a material impact on the Company’s consolidated results of operations or financial position.

In May 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3,” or SFAS 154. SFAS 154 changes the accounting for and reporting of a change in accounting principle. The provisions of SFAS 154 require, unless impracticable, retrospective application to prior periods’ financial statements of (1) all voluntary changes in accounting principles and (2) changes required by a new accounting pronouncement, if a specific transition is not provided. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate, which requires prospective application of the new method. SFAS 154 is effective for all accounting changes made in fiscal years beginning after December 15, 2005. The Company’s adoption of SFAS 154 is not expected to have a material effect on the Company’s consolidated results of operation or financial position.

31. Explanation of transition to IFRSs

For all periods up to and including the year ended December 31, 2004, the Group prepared its financial statements in accordance with United Kingdom generally accepted accounting practice (UK GAAP). These financial statements, for the year ended December 31, 2005, are the first the Group has elected to prepare in accordance with IFRS as adopted by the European Union.

Accordingly, the Group has prepared financial statements which comply with IFRSs applicable for periods beginning on or after January 1, 2005 and the significant accounting policies meeting those requirements are described in note 2. In preparing these financial statements, the Group has started from an opening balance sheet of January 1, 2004, the Groups date of transition to IFRSs, and made those changes in accounting policies and other restatements required by IFRS 1 for the first time adoption of IFRSs. This note explains the principal adjustments made by the Group in restating its UK GAAP balance sheet as at January 1, 2004 and its previously published UK GAAP financial statements for the year ended December 31, 2004. The adjustments to IFRSs are classified below under two headings: ‘reclassifications’ and ‘remeasurements’.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the general requirement to apply IFRSs as effective for December 2005 year ends retrospectively. The Group has taken the following exemptions:

IFRS 3 “Business Combinations” (“IFRS 3”): GCUK has chosen to take advantage of the exemption available under IFRS 1 not to restate business combinations that occurred prior to January 1, 2004.

IAS 16 “Property, plant and equipment” (“IAS 16”): GCUK has chosen to take advantage of the exemption available under IFRS 1 to measure property, plant and equipment at the fair value as at the date of transition, this being the deemed cost of those assets. Any assets acquired after that time have been measured at cost.

IFRIC 4 “Determining whether an arrangement contains a lease” (“IFRIC 4”): The Company has elected to take advantage of the exemption under IFRIC 4 whereby only arrangements in existence as at the date of transition need to be reviewed.

In addition, of the four mandatory exemptions contained within IFRS 1, the following is applicable to GCUK:

Use of estimates: Accounting estimates must not be revised, or hindsight applied to them, at the date of transition to IFRS unless there is objective evidence that those estimates were in error at the time, or if the method of calculation used was not in accordance with IFRS.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Reconciliation of equity at January 1, 2004

	UK GAAP in IFRS Format, after presentation adjustments	Change in accounting policies	UK GAAP (restated) in IFRS Format	IFRS 1 Transitional Exemption	IFRS 1 Depreciation & Amortization	IAS38 Intangibles	IAS17 Third party service agreement	SIC 15 Straight line rent	IAS 37 Restructuring	IAS19 Pensions	IAS 37 Dilapidations	IFRS 2 Share-based compensation	IFRS Balance Sheet
Assets
Non Current Assets
Intangible assets, net	£—	£—	£—	£—	£—	£349	£—	£—	£—	£—	£—	£—	£349
Property, plant & equipment, net	185,981	—	185,981	(77,653)	1,329	(349)	7,235	—	—	—	—	—	116,543
Investment in associates	4	—	4	—	—	—	—	—	—	—	—	—	4
Retirement benefit asset	1,795	(1,795)	—	—	—	—	—	—	—	771	—	—	771
Trade and other receivables	7,819	—	7,819	—	—	—	—	—	—	—	—	—	7,819
Finance Lease receivables	1,630	—	1,630	—	—	—	(1,630)	—	—	—	—	—	—

	197,229	(1,795)	195,434	(77,653)	1,329	—	5,605	—	—	771	—	—	125,486

Current Assets
Trade and other receivables	113,035	—	113,035	—	—	—	282	—	—	—	—	—	113,317
Finance lease receivables	4,433	—	4,433	—	—	—	(4,433)	—	—	—	—	—	—
Cash and cash equivalents	50,403	—	50,403	—	—	—	—	—	—	—	—	—	50,403

	167,871	0	167,871	0	0	0	(4,151)	0	0	0	0	0	163,720

Total Assets	£365,100	£(1,795)	£363,305	£(77,653)	£1,329	£—	£1,454	£—	£—	£771	£—	£—	£289,206

Current liabilities
Trade and other payables	(484,095)	—	(484,095)	—	—	—	—	(825)	—	—	—	—	(484,920)
Obligations under finance leases	(7,850)	—	(7,850)	—	—	—	—	—	—	—	—	—	(7,850)

	(491,945)	—	(491,945)	—	—	—	—	(825)	—	—	—	—	(492,770)

Non-current liabilities
Deferred revenue	(130,356)	—	(130,356)	—	—	—	—	—	—	—	—	—	(130,356)
Retirement benefit obligation	—	(1,500)	(1,500)	—	—	—	—	—	—	(918)	—	—	(2,418)
Provisions	(16,561)	—	(16,561)	—	—	—	—	—	(5,685)	—	(2,432)	—	(24,678)
Obligations under finance leases	(35,083)	—	(35,083)	—	—	—	—	—	—	—	—	—	(35,083)

	(182,000)	(1,500)	(183,500)	—	—	—	—	—	(5,685)	(918)	(2,432)	—	(192,535)

Total Liabilities	(673,945)	(1,500)	(675,445)	—	—	—	—	(825)	(5,685)	(918)	(2,432)	—	(685,305)

Net liabilities	£(308,845)	£(3,295)	£(312,140)	£(77,653)	£1,329	£—	£1,454	£(825)	£(5,685)	£(147)	£(2,432)	£—	£(396,099)
Capital and reserves
Equity Share Capital	(100)	—	(100)	—	—	—	—	—	—	—	—	—	(100)
Capital Reserve	—	—	—	—	—	—	—	—	—	—	—	(21)	(21)
Retained Earnings	308,945	3,295	312,240	77,653	(1,329)	—	(1,454)	825	5,685	147	2,432	21	396,220

Total Equity	£308,845	£3,295	£312,140	£77,653	£(1,329)	£—	£(1,454)	£825	£5,685	£147	£2,432	£—	£396,099

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Reconciliation of equity at December 31, 2004

	UK GAAP in IFRS Format, after presentation adjustments	Change in accounting policies	UK GAAP (restated) in IFRS Format	IFRS 1 Transitional Exemption	IFRS 1 Depreciation & Amortization	IAS38 Intangibles	IAS17 Third party service agreement	IAS 37 Restructuring	SIC 15 Straight line rent	IAS19 Pensions	IAS 37 Dilapidations	IFRS 2 Share-based compensation	IAS12 Taxes	IFRS Balance Sheet
Assets
Non Current Assets
Intangible assets, net	£—	£—	£—	£—	£—	£1,634	£—	£—	£—	£—	£—	£—	£—	£1,634
Property, plant & equipment, net	186,477	—	186,477	(77,653)	22,598	(1,634)	5,805	—	—	—	—	—	—	135,593
Investment in associates	4	—	4	—	—	—	—	—	—	—	—	—	—	4
Retirement benefit asset	2,385	(2,385)	—	—	—	—	—	—	—	942	—	—	—	942
Trade and other receivables	5,729	—	5,729	—	—	—	—	—	—	—	—	—	—	5,729
Finance Lease receivables	3,744	—	3,744	—	—	—	(3,744)	—	—	—	—	—	—	—
Deferred Tax Assets	119	—	119	—	—	—	—	—	—	—	—	—	6,300	6,419

	198,458	(2,385)	196,073	(77,653)	22,598	—	2,061	—	—	942	—	—	6,300	150,321

Current Assets
Trade and other receivables	64,599	—	64,599	—	—	—	34	—	—	—	—	—	—	64,633
Finance lease receivables	539	—	539	—	—	—	(539)	—	—	—	—	—	—	—
Deferred Tax Assets	4,945		4,945	—	—	—	—	—	—	—	—	—	—	4,945
Cash and cash equivalents	21,193	—	21,193	—	—	—	—	—	—	—	—	—	—	21,193

	91,276	—	91,276	—	—	—	(505)	—	—	—	—	—	—	90,771

Total Assets	£289,734	£(2,385)	£287,349	£(77,653)	£22,598	£—	£1,556	£—	£—	£942	£—	£—	£6,300	£241,092

Current liabilities
Trade and other payables	(57,022)	42	(56,980)	—	—	—	—	—	(756)	—	—	—	—	(57,736)
Deferred revenue	(30,230)	—	(30,230)	—	—	—	—	—	—	—	—	—	—	(30,230)
Provisions	(3,346)	—	(3,346)	—	—	—	—	—	—	—	—	—	—	(3,346)
Obligations under finance leases	(6,709)	—	(6,709)	—	—	—	—	—	—	—	—	—	—	(6,709)
Derivative financial instruments	—	(488)	(488)	—	—	—	—	—	—	—	—	—	—	(488)

	(97,307)	(446)	(97,753)	—	—	—	—	—	(756)	—	—	—	—	(98,509)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Reconciliation of equity at December 31, 2004—(Continued)

	UK GAAP in IFRS Format, after presentation adjustments	Change in accounting policies	UK GAAP (restated) in IFRS Format	IFRS 1 Transitional Exemption	IFRS 1 Depreciation & Amortization	IAS38 Intangibles	IAS17 Third party service agreement	IAS 37 Restructuring	SIC 15 Straight line rent	IAS19 Pensions	IAS 37 Dilapidations	IFRS 2 Share-based compensation	IAS12 Taxes	IFRS Balance Sheet
Non-current liabilities
Senior Secured Notes	(195,335)	—	(195,335)	—	—	—	—	—	—	—	—	—	—	(195,335)
Deferred revenue	(115,718)	—	(115,718)	—	—	—	—	—	—	—	—	—	—	(115,718)
Retirement benefit obligation	—	(2,494)	(2,494)	—	—	—	—	—	—	(272)	—	—	—	(2,766)
Provisions	(7,635)	—	(7,635)	—	—	—	—	(2,811)	—	—	(2,565)	—	—	(13,011)
Obligations under finance leases	(32,906)	—	(32,906)	—	—	—	—	—	—	—	—	—	—	(32,906)
Derivative financial instruments	—	(1,952)	(1,952)	—	—	—	—	—	—	—	—	—	—	(1,952)

	(351,594)	(4,446)	(356,040)	—	—	—	—	(2,811)	—	(272)	(2,565)	—	—	(361,688)

Total Liabilities	(448,901)	(4,892)	(453,793)	—	—	—	—	(2,811)	(756)	(272)	(2,565)	—	—	(460,197)

Net liabilities	£(159,167)	£(7,277)	£(166,444)	£(77,653)	£22,598	£—	£1,556	£(2,811)	£(756)	£670	£(2,565)	£—	£6,300	£(219,105)

Capital and reserves
Equity Share Capital	(101)	—	(101)	—	—	—	—	—	—	—	—	—	—	(101)
Capital Reserve	(21,895)	—	(21,895)	—	—	—	—	—	—	—	—	(1,167)	—	(23,062)
Hedging Reserve	—	2,398	2,398	—	—	—	—	—	—	—	—	—	—	2,398
Pension Reserves	—	4,499	4,499	—	—	—	—	—	—	(4,499)	—	—	—	—
Retained Earnings	181,163	380	181,543	77,653	(22,598)	—	(1,556)	2,811	756	3,829	2,565	1,167	(6,300)	239,870

Total Equity	£159,167	£7,277	£166,444	£77,653	£(22,598)	£—	£(1,556)	£2,811	£756	£(670)	£2,565	£—	£(6,300)	£219,105

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Reconciliation of profit or loss for the year ended December 31, 2004

	UK GAAP in IFRS Format, after presentation adjustments	Change in accounting policies	UK GAAP (restated) in IFRS Format	IFRS 1 Transitional Exemption	IFRS 1 Depreciation & Amortization	IAS38 Intangibles	IAS17 Third party service agreement	IAS 37 Restructuring	SIC 15 Straight line rent	IAS19 Pensions	IAS 37 Dilapidations	IFRS 2 Share-based compensation	IAS12 Taxes	IFRS Income Statement
Revenue	£269,889	£—	£269,889	£—	£—	£—	£1,207	£—	£—	£—	£—	£—	£—	£271,096
Cost of sales	(177,283)	—	(177,283)	—	21,270	—	(722)	—	—	—	—	—	—	(156,735)

Gross profit	92,606	—	92,606	—	21,270	—	485	—	—	—	—	—	—	114,361

Distribution Costs	(10,128)	—	(10,128)	—	—	—	—	—	—	(48)	—	(328)	—	(10,504)
Administration Expenses	(37,733)	(600)	(38,333)	—	—	—	—	2,215	69	(120)	(78)	(818)	—	(40,258)

Operating Profit	44,745	(600)	44,145	—	21,270	—	485	2,215	69	(168)	(78)	(1,146)	—	63,599

Finance revenue	1,707	220	1,927	—	—	—	(383)	—	—	(220)	—	—	—	1,324
Finance costs	(5,734)	—	(5,734)	—	—	—	—	659	—	—	(55)	—	—	(1,937)

Profit before Tax	40,718	(380)	40,338	—	21,270	—	102	2,874	69	(388)	(133)	(1,146)	—	62,986

Tax benefit	5,064	—	5,064	—	—	—	—	—	—	—	—	—	6,300	11,364

Profit for the year	£45,782	£(380)	£45,402	£—	£21,270	£—	£102	£2,874	£69	£(388)	£(133)	£(1,146)	£6,300	£74,350

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Reconciliation of cash flow for the year ended December 31, 2004

	UK GAAP in IFRS Format, after presentation adjustments	Adjustment to opening cash balance		IFRS 1 Depreciation	IAS 17 Third party service agreement	IAS 37 Restructuring	SIC 15 Straight line rent	IAS 19 Pensions	IAS 37 Dilapidations	IFRS 2 Stock Comp	IAS 12 Tax	IFRS Cashflow
Profit / (loss) for the year	£45,402	£		£21,270	£102	£2,874	£69	£(388)	£(133)	£(1,146)	£6,300	£74,350

Adjustments for:
Finance costs (net)	614				383	(659)		220	55			613
Tax benefit	(5,064)										(6,300)	(11,364)
Depreciation of property plant & equipment and amortisation of intangibles	34,435			(21,270)	1,430							14,595
Share based payment expense	—								—	1,146		1,146
Gain on disposal of property plant & equipment	6											6
Increase / (decrease) in provisions	(4,551)					(2,215)			78			(6,688)
Increase in pension funding	10							168				178

Operating cash flows before movements in working capital	70,852		—	—	1,915	—	69	—	—	—	—	72,836
Decrease / (increase) in receivables	39,096											39,096
Increase / (decrease) in payables	(51,036)				(1,915)	—	(69)					(53,020)

Cash generated from operations	58,912		—	—	—	—	—	—	—	—	—	58,912
Interest Paid	(6,690)											(6,690)

Net cash provided from operating activities	£52,222		£—	£—	£—	£—	£—	£—	£—	£—	£—	£52,222

Management of liquid resources
Change in short term deposits	14,273		(14,273)									—

Net Cash from management of liquid resources	14,273		(14,273)	—	—	—	—	—	—	—	—	—

Investing Activities
Interest Received	1,672											1,672
Payments to acquire tangible fixed assets	(7,811)											(7,811)

Net cash from investing activities	(6,139)		—	—	—	—	—	—	—	—	—	(6,139)

Financing Activities
Loans provided to group companies	(334,147)											(334,147)
Loans provided by group companies	160											160
High Yield Bond Offering	196,095											196,095
Inflows from STT Bridge Loan Facility	68,570											68,570
Repayment of Capital Lease Obligation	(7,704)											(7,704)
Receipts from Capital Leases	1,733											1,733

Net cash from financing activities	(75,293)		—	—	—	—	—	—	—	—	—	(75,293)

Net decrease in cash and cash equivalents	(14,937)		(14,273)									(29,210)
Cash and Cash equivalents at beginning of the year	15,403		35,000									50,403

Cash and Cash equivalents at end of the year	£466		£20,727	£—	£—	£—	£—	£—	£—	£—	£—	£21,193

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Restatement of equity from UK GAAP to IFRS

IFRS 1 “First time adoption of IFRS” (“IFRS 1”): Deemed cost

Under IFRS 1, the Company is permitted to measure property, plant and equipment (“PP&E”) at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date.

On December 9, 2003, GCL, the parent company of the Global Crossing group of which GCUK forms part, emerged from Chapter 11 bankruptcy protection. On that date “fresh start” accounting was adopted by GCL under US GAAP in accordance with American Institute of Certified Public of Accountants Statement of Position No. 90-7. Fresh start accounting required GCL to allocate its post re-organization value to its respective assets and liabilities based on their estimated values. An independent appraiser was engaged to assist in determining the fair value of tangible and intangible assets. The value allocated to GCUK for PP&E as part of this exercise represents fair value of these assets at that date. Assets acquired subsequent to this date are recorded at historical cost.

Under UK GAAP, PP&E is valued at historic cost less accumulated depreciation and impairment which is the carrying value.

The carrying value of PP&E under IFRS on January 1, 2004, based on estimated fair value at December 9, 2003, is £75.3 million lower than the carrying value under UK GAAP at January 1, 2004. This resulted in a reduction of £20.6 million to GCUK’s depreciation charge under IFRS when compared to UK GAAP for the year ended December 31, 2004.

IAS 38, “Intangible assets” (“IAS 38”)

The Company has incurred various non-integral software costs in the course of its operations. Under UK GAAP non-integral software costs are classified as property, plant and equipment and depreciated over their useful lives. Under IFRS, non-integral software costs are classified as intangible assets and amortized over their estimated useful lives.

The effect of applying IAS 38 at transition is to reclassify certain non-integral software costs between PP&E and intangible assets within the balance sheet. Therefore there is no overall impact to the results for the year ended December 31, 2004.

IAS 17 “Leases” (“IAS 17”): Third Party Service Agreement (“TSA”)

The Company has a TSA with a customer under which it is obligated to provide capacity and services on its network. Under UK GAAP, the revenue on the TSA contract is recognized on the date of the transaction with a long term receivable being recorded on the balance sheet. Under IFRS, the TSA is accounted for as a service contract with revenue recognized over the life of the contract, following the guidance of IFRIC 4 “Determining Whether an Agreement Contains a Lease” and IAS 17.

The impact of this change on results under IFRS for the year ended December 31, 2004 is to increase revenue by £1.2 million, reduce cost of access by £0.7 million, increase depreciation charge by £1.4 million and reduce interest income by £0.4 million.

Standard Interpretations Committee 15, “Operating leases—incentives” (“SIC 15): Straight line rent

The lease in respect of one of the Company’s properties provides for rent free periods. Under both UK GAAP and IFRS, the Company records rental expense on a straight line basis over the life of the lease. Under UK GAAP, the period over which the benefit of the rent free period is amortized is from the start of the lease until the date at which rental payments are first revised to market rates. Under IFRS, based on SIC 15, the period over which the benefit of the rent free period is amortized over the term of the lease.

The impact on the results under IFRS for the year ended December 31, 2004 is to reduce the rent expense by £0.1 million.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

IAS 37, Provisions, Contingent Liabilities and Contingent Assets

Under UK GAAP the Company’s long term provisions are discounted based on the Company’s weighted average cost of capital. Under IFRS the Company’s long term provisions are discounted using a risk free rate.

IAS 19, “Employee benefits” (“IAS 19”): Pensions

Under UK GAAP, the operating and financing costs of pension plans are recognized separately in the profit and loss account. Service costs are systematically spread over the service lives of the employees and financing costs are recognized in the period in which they arise. Financing costs include the interest cost and the expected return on assets (calculated using the market value of assets). The costs of past service benefit enhancements, settlements and curtailments are also recognized in the period in which they arise. The differences between actual and expected returns on assets during the year, including changes in actuarial assumptions, are recognized through equity.

Under IFRS, the company has elected to adopt the “corridor” approach whereby actuarial gains and losses that exceed 10% of the greater of the present value of the Company’s defined benefit obligation and the fair value of plan assets are amortized over the expected average remaining working lives of the participating employees.

Further, under IFRS the current service cost, the interest cost and the expected return on assets are all charged (or credited) to administrative expenses. The difference between actual and expected return on assets during the year, including changes in actuarial assumptions, are amortized through administrative expenses over the average remaining service lives of the employees.

Whilst under UK GAAP the differences between actual and expected return on assets are recognized through equity, under IFRS these differences are amortized through administrative expenses over the average remaining service lives of the employees. This change results in a £0.4 million additional pension cost under IFRS for the year ended December 31, 2004.

IFRS 2, “Share based payment” (“IFRS 2”)

Certain employees of the Company have received share-based payments including stock options, restricted stock units and other performance based awards in stock of GCL.

Under UK GAAP, the Company records share-based compensation expense, for the excess of the market value of the option over the exercise price, in the entity which grants the share-based compensation award and over the vesting period of the share-based payment.

IFRS 2 requires the fair value of all share-based payments to be recognized as an expense over their vesting periods in the accounts of the entity receiving the services of the employee. As permitted by the transitional provisions, IFRS 2 has been applied to all grants of equity instruments issued after November 7, 2002 that have not vested at January 1, 2004. The fair value of each stock based award is estimated at the date of the grant, using the Black-Scholes pricing model for stock option awards and the current market price for restricted stock unity awards and other performance based awards.

Under IFRS, the consolidated income statement for the year ended December 31, 2004 contains an incremental charge in respect of the fair value of share-based compensation awards granted to employees of the Company. This includes charges in respect of stock options, restricted stock unites and performance based awards. The total cost of these for the year ended December 31, 2004 under IFRS is £1.1 million, compared to nil under UK GAAP.

IAS 12 “Income taxes” (“IAS 12”)

Under UK GAAP, deferred taxes relate to unused losses and timing differences between taxable profit and accounting profit that originate in one period and reverse in one or more subsequent periods.

Under IFRS, deferred taxes relate to unused tax losses and temporary differences between the carrying amounts of assets and liabilities in the balance sheet and corresponding tax bases. Primarily due to the deemed cost adjustment described above, the Company has recognized an additional deferred tax asset as at December 31, 2004.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The impact on results for the year ended December 31, 2004 is recognition of an additional deferred tax asset, and corresponding deferred tax credit, of £6.3 million.

UK GAAP changes in accounting policies in 2004

Financial Reporting Standard 17 “Retirement benefits” (“FRS 17”)

The Company adopted FRS 17 for the period commencing January 1, 2005 in place of Statement of Standard Accounting Practice 24 “Accounting for Pension costs” (“SSAP 24”), the provisions of which were retrospectively applied. This changes the measurement basis of the pension surplus or deficit of the defined benefit pension schemes of the Company, and the amounts charged or credited to the consolidated income statement and statement of recognized income and expense.

Financial Reporting Standard 26 “Financial Instruments: measurement” (“FRS 26”)

The Company adopted FRS 26 for the period commencing January 1, 2005. The objective of this standard is to establish principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. Adoption of this standard had a material impact on the Company’s financial position as a cross currency interest rate swap which was recorded at historical cost of nil is now designated a cash flow hedge under FRS 26 and the Company measures and records the fair value of the cross currency interest rate swap on its consolidated balance sheets. Changes in fair value of effective portions of the cross currency interest rate swap are charged straight to reserves and recognized in the consolidated profit and loss account when the hedged item is recognized in the consolidated profit and loss account. Any ineffective portion of the cross currency rate swap is recognized as a gain or loss in the consolidated profit and loss account in the current period.

SIGNATURES

Each of the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL CROSSING (UK) FINANCE PLC

By:	/s/ PHIL METCALF
Name:	Phil Metcalf
Title:	Managing Director

GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

By:	/s/ PHIL METCALF
Name:	Phil Metcalf
Title:	Managing Director

Date: April 18, 2006

Exhibit Index

1.1	Memorandum and Articles of Association of Global Crossing (UK) Finance Plc (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

1.2	Memorandum and Articles of Association of Global Crossing (UK) Telecommunications Limited (incorporated by reference to Exhibit 3.2 Registration Statement on Form F-4 filed on June 8, 2005).

2.1	Indenture, dated December 23, 2004, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, as Guarantor, the other Guarantors defined therein and the Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.1	Security Arrangement Agreement, dated December 23, 2004, among the Bank of New York as Trustee and Collateral Agent, Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, STT Communications Ltd, STT Crossing Ltd and STT Hungary Liquidity Management Limited Liability Company. (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.2	Intercreditor and Collateral Agency Agreement, dated December 23, 2004, among the Interest Hedge Secured Parties defined therein and the Bank of New York as Collateral Agent (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.3	Debenture, dated December 23, 2004, among Global Crossing (UK) Telecommunications Limited, Global Crossing (UK) Finance Plc and the Bank of New York as Collateral Agent (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.4	Affiliate Subordination Agreement, dated December 23, 2004, among Global Crossing Limited, Global Crossing (UK) Telecommunications Limited, certain affiliates of Global Crossing Limited named therein and Wells Fargo Bank, National Association, as Trustee and Agent (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.5	Finance Lease Agreement between Railtrack Plc and BR Telecommunications Limited, dated June 20, 2004 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.6	Capacity Purchase Agreement between Network Rail Infrastructure Limited and Global Crossing (UK) Telecommunications Limited, dated November 10, 2004 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.7	Deed of Grant from Railtrack Plc to BR Telecommunications Limited, dated March 31, 1995 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.8	Deed of Grant from British Railways Board to BR Telecommunications Limited, dated March 31, 1995 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.9	Agreement in respect of Telecommunications Apparatus between Railtrack Plc and BR Telecommunications Limited, dated April 21, 1995 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.10	Agreement in respect of Telecommunications Apparatus between British Railways Board and BR Telecommunications Limited, dated June 19, 1995 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed on June 8, 2005).

12.1	Certification of Phil Metcalf filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of Shaun Tweed filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Phil Metcalf furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350.

13.2	Certification of Shaun Tweed furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350.