Form 20-F
period 2006-12-31
GLOBAL CROSSING  UK TELECOMMUNICATIONS LTD; Global Crossing (UK) Finance Plc
filed 2007-04-20
CIK 1269527, 1329705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

10.75% pound sterling-denominated senior secured notes due 2014

11.75% US dollar-denominated senior secured notes due 2014

Guarantees relating to 10.75% senior secured notes due 2014 and 11.75% senior secured notes due 2014

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value £1.00 per share: 101,000 shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of the Securities Act.     Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

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

PRESENTATION OF INFORMATION

Corporate Organization

All references in this annual report to:

•

“we,” “us,” “our,” the “Company,” and “GCUK” are to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries, including the Issuer, except where expressly stated otherwise or the context otherwise requires;

•	“Guarantors” are to GCUK and Fibernet and its direct and indirect subsidiaries;

•	“Guarantees” are to the guarantees by the Guarantors of the Notes on a senior basis;

•	“Fibernet Group” are to, collectively, Fibernet Group Limited (formerly Fibernet Group plc), a company incorporated in England and Wales, and its consolidated subsidiaries at such time;

•

“Fibernet” are to Fibernet Group excluding Fibernet Holdings Limited and Fibernet GmbH, which companies were transferred to Global Crossing International Ltd, one of our affiliates, prior to our acquisition of Fibernet Group Limited on December 28, 2006;

•	“GC Acquisitions” are to GC Acquisitions UK Limited, a wholly owned subsidiary of GCL formed for the purpose of acquiring Fibernet Group plc;

•	“GCI” are to Global Crossing International Ltd, a wholly owned subsidiary of GCL;

•

the “Issuer” and “GC Finance” are to Global Crossing (UK) Finance Plc, a company organized under the laws of England and Wales, and our direct, wholly owned finance subsidiary that is the Issuer of the Notes guaranteed by the Guarantors and which has had no trading activity, except where expressly stated otherwise or the context otherwise requires;

•

“GCL,” “Global Crossing,” “our parent” and “our parent company” are to Global Crossing Limited, a company organized under the laws of Bermuda and our indirect parent company by which we are indirectly wholly owned;

•	“old parent company” or “old parent” are to Global Crossing Ltd., a company formed under the laws of Bermuda and our parent company’s predecessor;

•

“Bidco,” “our immediate parent” and “our immediate parent company” are to Global Crossing (Bidco) Limited, a company organized under the laws of England and Wales and our direct parent company by whom we are directly wholly owned and which is indirectly wholly owned by GCL;

•	“group companies” are to the group of companies owned directly or indirectly by GCL, including us;

•	“Network Rail” are to Network Rail Infrastructure Limited, the successor to Railtrack plc, as the operator of the UK national railway infrastructure network; and

•	“Racal” are to the network services arm of Racal Telecommunications Limited, our predecessor.

Financial and Other Information

All references in this annual report to:

•	the “UK” are to the United Kingdom;

•	“pounds sterling,” “sterling,” “£” or “pence” are to the lawful currency of the United Kingdom;

•	the “United States” or the “US” are to the United States of America;

•	“US$,” “US Dollars,” “dollars” or “$” are to the lawful currency of the United States;

•	the “EU” are to the European Union;

•	“euro” or “€” are to the lawful currency of the European Union;

•

the “Initial Notes” are to the 10.75% dollar-denominated senior secured notes and the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 23, 2004 and to the exchange notes that the Issuer issued pursuant to a registered exchange offer in respect of such notes;

•

the “Additional Notes” are to the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 28 2006 and to the exchange notes the Issuer proposes to issue pursuant to a registered exchange offer;

•	the “Notes” and “Senior Secured Notes” are to, collectively, the Initial Notes and the Additional Notes; and

•	the “Indenture” are to the indenture, dated December 23, 2004, governing the Notes.

The consolidated financial statements and the related notes in this annual report have been prepared in accordance with International Financial Reporting Standards,(“IFRS”), as adopted in the EU. References to “IFRS” hereafter should be construed as reference to IFRS as adopted by the EU. IFRS differs in certain material respects from accounting principles generally accepted in the US, or US GAAP. For a discussion of the differences between IFRS and US GAAP as they apply to us, see note 30 to the consolidated financial statements included elsewhere in this annual report. Unless otherwise indicated, financial information in this annual report has been prepared in accordance with IFRS.

Some financial information has been rounded and, as a result, the numerical figures shown as totals in this annual report may vary slightly from the exact arithmetic aggregation of figures that precede them.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, certain information concerning the noon buying rate in the City of New York for cable transfers in pounds sterling as announced by the Federal Reserve Bank of New York for customs purposes, or the “noon buying rate,” for pounds sterling expressed in dollars per £1.00. As of April 16, 2007, the noon buying rate for pounds sterling expressed in dollars per £1.00 was 1.991.

	Dollars per £1.00
	2002	2003	2004	2005	2006	2007 (through April 16)
Exchange rate at end of period (Year ended December 31, except 2007)	1.609	1.784	1.916	1.719	1.959	1.991
Average exchange rate during period*	1.508	1.645	1.836	1.815	1.858	1.974
Highest exchange rate during period	1.610	1.784	1.948	1.929	1.979	1.991
Lowest exchange rate during period	1.407	1.550	1.754	1.714	1.726	1.924

*	The average of the noon buying rates for cable transfer in pound sterling as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each month during the applicable period (through April 16 in the case of 2007).

Month	Highest exchange rate during the month	Lowest exchange rate during the month
October 2006	1.903	1.855
November 2006	1.969	1.888
December 2006	1.979	1.969
January 2007	1.985	1.931
February 2007	1.970	1.944
March 2007	1.969	1.924
April 2007	1.991	1.961

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains certain “forward-looking statements,” as such term is defined in Section 21E of the US Securities Exchange Act of 1934. These statements set forth anticipated results based on our management’s plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify these forward-looking statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will”, “could” and similar expressions in connection with any discussion of future events or future operating or financial performance or strategies. Such forward-looking statements include, but are not limited to, statements regarding:

•

our services, including the development and deployment of data products and services based on IP and other technologies and strategies to expand our targeted customer base and broaden our sales channels

•	the operation of our network, including with respect to the development of IP-based services;

•

our liquidity and financial resources, including anticipated capital expenditures, funding of capital expenditures, anticipated levels of indebtedness, and the ability to raise capital through financing activities;

•

trends related to and management’s expectations regarding results of operations, required capital expenditures, integration of acquired businesses, revenues from existing and new lines of business and sales channels, and cash flows, including but not limited to those statements set forth in Item 5 in “Operating and Financial Review and Prospects”; and

•	sales efforts, expenses, interest rates, foreign exchange rates, and the outcome of contingencies, such as legal proceedings.

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

We undertake no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our quarterly and current reports on Form 6-K. Also note that we provide a discussion of risks and uncertainties related to our businesses. See Item 3.D. “Key Information—Risk Factors.” These are factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the “Risk Factors” section to be a complete discussion of all potential risks or uncertainties. As described in this annual report on Form 20-F, such risks, uncertainties and other important factors include, among others:

•	our ability to successfully integrate the Fibernet business and realize the benefits we anticipate from our acquisition of Fibernet;

•	our dependence on a number of key personnel;

•	the level of competition in the marketplace;

•

technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices;

•	many of our competitors have superior resources, which could place us at a cost and price disadvantage;

•	our revenue is concentrated in a limited number of customers;

•	the absence of firm commitments to purchase minimum levels of revenue or services in some of our enterprise customer contracts;

•	our reliance on a limited number of third party suppliers;

•	periodic reviews of our financial condition by certain of our governmental customers;

•	a change of control could lead to the termination of many of our government contracts;

•	insolvency could lead to termination of certain of our contracts;

•	slower than anticipated adoption by customers of our next generation products;

•

the operation, administration, maintenance and repair of our systems are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives;

•	our continued development of effective business support systems;

•

the influence of our parent, and actions our parent takes, or actions we are obliged to take as a result of our parent’s action, which may conflict with our interests together with potential conflicts of interest for certain of our directors due to ownership of, or options to purchase, our parent’s stock;

•	our directors may have conflicts of interest because of their ownership of, or options to purchase, our parent’s stock;

•	the sharing of corporate and operational services with our parent;

•	the return of assets to our parent if fraudulent conveyances to us by our parent occur;

•	terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business and operations; and

•	our onerous lease provision is a material liability the calculation of which involves significant estimation.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

You should read the following selected financial data together with the Item 5 “Operating and Financial Review and Prospects” and our financial statements and the accompanying notes thereto included elsewhere in this annual report.

The selected financial data at December 31, 2002 and 2003 and for the years then ended were derived from our financial statements which are not included in this annual report. The selected financial data at December 31, 2004, 2005 and 2006 and for each of the years then ended have been derived from our consolidated financial statements and related notes thereto included elsewhere in this annual report.

Unless otherwise indicated, the historical financial data have been prepared in accordance with IFRS. IFRS differs in certain significant respects from US GAAP. For a discussion of the differences between IFRS and US GAAP as they apply to us, see note 30 to our consolidated financial statements included elsewhere in this annual report.

As permitted by Instruction G of Form 20-F, we have presented selected financial data in accordance with IFRS for the years ended December 31, 2004, 2005 and 2006 and in accordance with US GAAP for the years ended December 31, 2002, 2003, 2004, 2005 and 2006.

In reading the selected historical financial data, please note the following:

•

On December 28, 2006, we announced that our subsidiary, GC Finance, had completed its offering of the Additional Notes. The £52.0 million aggregate principal amount of the Additional Notes was priced at 109.25 percent of par value and the issue raised £56.8 million in gross proceeds. The Additional Notes were issued under the Indenture pursuant to which GC Finance issued the Initial Notes.

•

On December 28, 2006, proceeds from the offering were used to acquire Fibernet from GC Acquisitions, and to pay fees and expenses incurred in connection with the acquisition of Fibernet by GCUK and the offering of the Additional Notes. Upon completion of the acquisition by GCUK, Fibernet guaranteed the Additional Notes and all other obligations under the Indenture. Prior to the acquisition by GCUK, Fibernet Group transferred its German business operations to GCI, by way of a transfer of Fibernet Holdings Limited, and its wholly owned subsidiary Fibernet GmbH, to GCI, for consideration of £1 and the assumption, by GCI, of £3.6 million of debt outstanding to Fibernet. See note 4 to our consolidated financial statements included elsewhere in this annual report.

•	Fibernet results from December 28, 2006, only are included within the following income statement data.

•	Fibernets position as of December 31, 2006, only is included within the following balance sheet data.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except ratios)
IFRS Data
Income Statement Data:
Revenue	(1)	(1)	£271,096	£239,498	£240,612
Cost of sales	(1)	(1)	(156,735)	(136,317)	(147,481)

Gross profit	(1)	(1)	114,361	103,181	93,131

Operating expenses:
Distribution costs	(1)	(1)	(10,504)	(10,009)	(10,385)
Administrative expenses	(1)	(1)	(40,258)	(47,738)	(53,683)
Net gain arising from acquisition of Fibernet	(1)	(1)	—	—	8,453

	(1)	(1)	(50,762)	(57,747)	(55,615)

Operating profit			63,599	45,434	37,516
Finance costs, net		(1)	(613)	(39,919)	(14,688)
Tax benefit/(charge)	(1)	(1)	11,364	2,477	(9,377)

Profit	(1)	(1)	£74,350	£7,992	£13,451

Balance Sheet Data (at period end):
Cash and cash equivalents	(1)	(1)	£21,193	£44,847	£40,309
Trade and other receivables(2)	(1)	(1)	64,633	59,954	59,182
Working capital/(deficit)(3)	(1)	(1)	6,897	(8,532)	(18,798)
Intangible assets, net	(1)	(1)	1,634	1,296	14,241
Property, plant and equipment, net	(1)	(1)	135,593	129,005	182,556
Total assets	(1)	(1)	241,092	255,382	336,877
Total debt(4)	(1)	(1)	234,950	239,436	282,054
Total shareholders’ deficit	(1)	(1)	(219,105)	(204,718)	(195,574)
Other Data:
Depreciation and amortization	(1)	(1)	£21,193	£20,104	£24,551
Capital expenditures	(1)	(1)	7,811	9,452	20,435

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except ratios)
US GAAP Data(5)
Income Statement Data(6):
Revenue	£265,663	£290,922	£263,776	£233,888	£234,964
Operating (loss)/profit	(43,512)	23,633	54,326	39,048	22,781
(Loss)/income from continuing activities(7)	(17,271)	330,062	40,546	(2,246)	5,805
Net (loss)/income	(18,607)	330,062	40,546	(2,246)	5,805
Balance Sheet Data (at period end):
Cash and cash equivalents	£41,565	£50,403	£21,193	£44,847	£40,309
Fixed assets	202,602	112,404	132,104	125,543	190,119
Total assets	385,134	293,823	244,241	256,981	340,184
Total debt	512,719	371,867	245,415	248,626	293,714
Total shareholders’ deficit	(477,790)	(307,289)	(146,972)	(134,303)	(135,871)
Other Data:
Depreciation and amortization	£46,336	£43,613	£22,186	£19,739	£24,226

(1)	IFRS information is not required to be presented for these periods.

(2)

Trade and other receivables include operating and non-operating receivables from other group companies. Excluding the receivables from other group companies, trade and other receivables are £55.4 million and £53.3 million at December 31, 2005 and 2006, respectively.

(3)

Working capital/(deficit) consists of the current portion of trade and other receivables, less trade and other payables. Working capital/ (deficit) includes operating and non-operating receivables and payables from other group companies. Excluding all receivables and payables from other group companies, working capital deficit is £6.4 million and £18.0 million at December 31, 2005 and 2006, respectively.

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

(6)	Our results for the year ended December 31, 2002 include our cellular business, which was discontinued in 2001. This includes a net operating loss of £1.3 million for the year ended December 31, 2002.

(7)	(Loss)/income from continuing activities represents profit adjusted to exclude discontinued operations.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In addition to the risk factors identified under the captions below, the operation and results of our business are subject to risks and uncertainties identified elsewhere in this annual report on Form 20-F as well as general risks and uncertainties such as those relating to general economic conditions and demand for telecommunications services.

Risks Related to Our Business and Industry

We may not be successful in integrating the Fibernet business into ours or may not be able to realize the benefits we anticipate from the Fibernet acquisition.

We are in the early stages of the process of integrating Fibernet with our business. The process of coordinating and integrating the two organizations, and making them operate as one company, has and will require managerial and financial resources. In addition, this process could cause the interruption to, or a loss of momentum in, the activities of any of our or Fibernet’s businesses, including its customer services, which could have a material adverse effect on our consolidated operations.

The management of the integration of the businesses, systems and culture of ourselves and Fibernet will require, among other things, the continued development of our financial and management controls, including the integration of information systems and structure, the integration of product offerings and customer base and the training of new personnel, all of which could disrupt the timeliness of financial information, place a strain on our management resources and require significant expenditure. Any significant diversion of management’s attention or any major difficulties encountered in the integration of the businesses could have a material adverse effect on our business, financial condition and results of operation. While we have budgeted anticipated integration costs, there can be no assurance that additional costs will not be incurred.

While we have identified certain potential revenue synergies and cost savings which we believe may be achievable as a result of the acquisition of Fibernet, and we believe the underlying assumptions upon which we have based our estimates are reasonable, the timing of and degree to which we are able to realize such synergies and savings, which remains subject to numerous significant risks and uncertainties, could nonetheless vary significantly. There can be no assurance that such potential revenue synergies, the cost saving plans, or other anticipated benefits will be realized in the near future, if at all.

We depend in large part on the efforts of our key personnel. Maintaining key personnel is vital for our business, and there is no guarantee we can keep such personnel.

Our business is managed by a number of key personnel, including our directors, the loss of any of whom could have a material adverse effect on our business. In addition to our senior management, we rely upon key personnel of GCL, our parent company. In addition, many of our key personnel spend time working for our parent or its affiliates and the amount of time they spend doing so is often out of our control. Our business and operations depend upon qualified personnel successfully implementing our business plan, including the integration of Fibernet. We can offer no assurances that we will be able to attract and retain skilled and qualified personnel for senior management positions. The loss of key personnel employed by our parent or their need to spend additional time working for our parent or its affiliates or our failure to recruit and retain key personnel or qualified employees could have a material and adverse effect on our business, operations and financial condition.

We face significant competition in the marketplace.

In the enterprise data and voice markets, we compete chiefly with various divisions of BT, Cable & Wireless and Verizon (previously MCI). In the carrier data and voice markets, we compete primarily with BT, Cable & Wireless and Verizon which, on a combined basis, have a majority of the market share for these services. Concerning the government and rail sectors in particular, our principal competitors are Cable & Wireless and BT. Other competitors include COLT, Virgin Media (formerly NTL), Afiniti (previously Kingston), Vanco and Thus. Depending on the type of customer, we will compete on the basis of level of service, quality of technology and price. Our network reach, which includes not only the ability to connect with customers but also the ability to decrease the distance between enterprise entities and their point of interconnection with our network, is also a significant factor that determines our ability to compete for customers in the enterprise sector. The level of competition we face could lead to a reduction in our revenues and margins as well as other material adverse effects on our business, operations and financial condition.

Technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices.

The communications industry is subject to rapid and significant changes in technology. The introduction of new products or technologies, as well as the further development of existing products and technologies by our competitors, are blurring the distinctions between traditional and emerging telecommunications markets. This may reduce the cost or increase the supply of some services that are similar to the products we provide. Our most significant competitors in the future may be new entrants to the communications and information services industry. These new entrants may not be burdened by an installed base of existing equipment that may be required to be updated or replaced. Our future success depends, in part, on our ability to anticipate and adapt to technological changes in a timely manner. Technological changes, the resulting competition from existing competitors or new entrants and the capital expenditure required to adapt to these changes could have a material adverse effect on our business, operations and financial condition.

The Office of Communications (“Ofcom”) the UK regulatory authority, is encouraging new operators to build their own infrastructures to compete with BT. At the same time, BT is constructing a new, IP based network which it refers to as a 21st Century network. At present, it is not clear how operators will connect with this network. There are currently no proposals as to how and at what level BT will charge for access to the network. Regulation has historically provided for the expansion of competition in the marketplace and the subsequent lowering of tariffs charged across the industry. However, there is no way to know what regulatory actions Ofcom and other governmental and regulatory agencies may take in the future. Individually and collectively, these matters could have negative effects on our business, which could materially and adversely affect our business, operations and financial condition.

Many of our competitors have superior resources, which could place us at a cost and price disadvantage.

Many of our existing and potential competitors have significant competitive advantages, including greater market presence, name recognition and financial, technological and personnel resources, superior engineering and marketing capabilities, more ubiquitous network reach, and significantly larger installed customer bases. As a result, many of our competitors can raise capital at a lower cost than we can, and they may be able to adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities (including regulatory changes) more readily, and devote greater resources to the development, marketing and sale of products and services than we can. Also, our competitors’ greater brand name recognition may require us to price our services at lower levels in order to win business. Our competitors’ financial advantages may give them the ability to reduce their prices for an extended period of time if they so choose. Many of these advantages are expected to increase with the recent trend toward consolidation by large industry participants. Any of these events, or a combination thereof, could materially and adversely affect our business, operations and financial condition.

Our revenue is concentrated in a limited number of customers.

A significant portion of our revenue comes from a limited number of customers. For example, 64.9% of our revenue for the year ended December 31, 2006 came from our ten top customers. The public sector generated 37.1% of our revenue and OGCbuying .solutions (Managed Telecom Services) generated 14.7% of our revenue for the year ended December 31, 2006.

If we lose one or more of our major customers, including failing to keep Fibernet’s existing major customers, or if one or more of our major customers significantly decreases use of our services, it may materially and adversely affect our business, operations and financial condition. Our future operating results will depend on the success of these customers and our other large customers, and our success in selling services to them. If we were to lose a significant portion of the revenue from any of our top customers, we would not be able to replace that revenue in the short term.

Our enterprise customer contracts do not provide for committed minimum levels of revenue or services purchased.

With few exceptions, our enterprise contracts do not provide for committed minimum revenues or service usage thresholds. Moreover, many of them contain benchmarking or similar provisions permitting or requiring the periodic renegotiation or adjustment of prices for our services based upon, among other things, changes in market prices within the industry. Accordingly, we cannot assure you that, even with respect to enterprise customer contracts of significant duration, we will be able to maintain per-unit pricing or overall revenue streams at current levels. If unit pricing declines and we are unable to sell additional services to such customers or services to new customers, or commensurately reduce costs, there could be a material adverse effect on our business, operations and financial condition.

We rely on a limited number of third parties for the timely supply of equipment and services and, if we experience problems with delivery from them, our business and operations could suffer.

We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers or vendors:

•	experience financial or technical problems;

•	develop favorable relationships with our competitors;

•	experience interruptions or other problems in their own businesses; or

•	cannot or do not deliver these network components or services on a timely basis,

our ability to obtain sufficient quantities of the products and services we require to operate our business successfully may be diminished, and our business and operating results could suffer significantly. In certain instances, we may rely on a single supplier that has proprietary technology that has become core to our infrastructure and business. As a result, we have come to rely upon a limited number of network equipment manufacturers and other suppliers, including BT, ECS United Kingdom, Ericsson and Siemens. If we needed to seek alternative suppliers, we may be unable to obtain satisfactory replacement suppliers on economically attractive terms, on a timely basis or at all, which could materially and adversely effect our business, operations and financial condition.

Certain of our governmental enterprise customers periodically review our financial condition.

We continue to provide to and review with the UK Foreign & Commonwealth Office (“FCO”) and OGCbuying.solutions periodic financial information about us and about our parent company. We regard these reviews as part of our ongoing cooperative relationship with some of our most important government customers. However, should the FCO or OGCbuying.solutions or other customers become concerned about our financial stability and therefore our ability to honor our contractual commitments, there may be a material and adverse effect on our business. While customers may not necessarily be able to terminate our contracts with them, they could simply choose not to use services and move to another telecommunications provider and may continue to have such plans. Although we believe there are costs associated with established long-term customers moving services from us to another provider, the FCO and OGCbuying.solutions had established contingency plans to transfer telecommunications services from us to another provider or take the management of the service in-house at the time of our parent company’s reorganization. They could rely upon such contingency plans to assist them in the orderly transition of services. The reduction in, or cessation of, the use of our services by any of our major customers would have a material adverse effect on our business, operations and financial condition.

Many of our most important government customers have the right to either terminate their contracts with us if a change of control occurs or to reduce the services they purchase from us.

Many of our government contracts contain broad change of control provisions that permit the customer to terminate the contract in the event that we undergo a change of control. A termination in many instances gives rise to other rights of the government customer, including, in some cases, the right to purchase certain of our assets used in servicing those contracts. Certain change of control provisions may be triggered when any lender (other than a bank lender in the normal course of business) or one or a group of holders of the Notes would have the right to control us or the majority of our assets upon any event, including upon bankruptcy. If the holders of the Notes have the right to control us or the majority of our assets upon such event, it could be deemed to be a change of control of us. In addition, if STT’s ownership interest in GCL falls below certain levels, it could be deemed to be an indirect change of control of us. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—The Security Arrangement Agreement.” This could include a situation in which (assuming the sale or transfer of its equity interests or dilution thereof) STT sells or transfers all or a portion of the $250.0 million aggregate principal amount of mandatory convertible notes, due December 2008, issued by GCL concurrently with the completion of the offering of the Initial Notes. In addition, most of our government contracts do not include minimum usage guarantees. Thus the applicable customers could simply choose not to use our services and move to another telecommunications provider. If any of our significant government contracts are terminated as a result of a change of control or otherwise, or if the applicable customers were to significantly reduce the services they purchase under these contracts, we could experience a material and adverse effect on our business, operations and financial condition.

Insolvency could lead to termination of certain of our contracts.

The lease to us by Network Rail (which owns the United Kingdom’s railway infrastructure) of fiber optic cable and ancillary equipment and our capacity purchase agreement with them which enables our use of the copper cable and private automatic branch exchanges equipment (“PABXs”) which we use to deliver managed voice services to the train operating companies, comprise a key set of contractual documents in our relationship with Network Rail. The deed of grant is a related agreement that gives us wayleave rights until at least 2046 that permit us to maintain existing leased and owned fiber and network equipment and to lay new fiber and install new equipment, subject to specified payments to Network Rail. If we become insolvent, Network Rail becomes entitled, but not obligated, with certain exceptions, to terminate the lease, the capacity purchase agreement and the related deed of grant described above. Certain of our other enterprise contracts, including many of our government contracts, contain clauses entitling the counterparty to terminate should we become insolvent. Some of these contracts contain similar termination provisions that would apply if a direct or indirect parent company of us, including GCL, becomes insolvent. The loss of rights under the lease with Network Rail, the deed of grant, the capacity purchase agreement or any of the significant enterprise contracts containing similar termination provisions could have a material and adverse effect on our business, operations and financial conditions.

Slower than anticipated adoption by customers of our next generation IP-based products

While we are seeing an increasing rate of growth in demand for our next generation IP-based products, this demand has not to date occurred at a level that has allowed us to take full advantage of the investments we have made in this technology. Although we believe demand will continue to grow, it may take us longer than we originally anticipated to recover our initial investment. This could have a material and adverse effect on our business, operations and financial condition.

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

Each of our terrestrial systems has a design life of at least 20 years, while each of our parent’s subsea systems generally have a design life of 25 years. The economic lives of these systems, however, may be shorter than their design lives, and we cannot provide any assurances as to the actual useful life of any of these systems.

A number of factors will ultimately affect the useful life of each of our systems, including, among other things, quality of construction, unexpected damage or deterioration and technological or economic obsolescence.

Interruptions in service or performance problems, for whatever reason, could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones. In addition, because many of our services are critical to our customers’ businesses, a significant interruption in service could result in lost profits or other loss to customers. Although we attempt to disclaim liability for these losses in our service agreements, we are not always able to do so and, even where we are able to include such provisions, a court might not enforce a limitation on liability under certain conditions, which could expose us to financial loss. In addition, we often provide customers with guaranteed service level commitments. If we are unable to meet these guaranteed service level commitments for whatever reason, we may be obligated to provide our customers with credits, generally in the form of free service for a short period of time, with a resultant reduction in revenue, which could negatively affect our operating results.

Our business requires the continued development of effective business support systems to implement customer orders and to provide and bill for services and manage access costs.

Our business depends on our ability to continue to develop effective business support systems. This is a complicated undertaking requiring significant resources and expertise and support from third-party vendors. We need business support systems for:

•	implementing customer orders for services;

•	provisioning, installing and delivering these services;

•	timely billing for these services; and

•	ensuring that we manage access costs efficiently.

We need these business support systems to expand and adapt to our continued growth. We have generally been successful in moving customers to new services, and we therefore face a continuing challenge as business support systems become outdated and expensive to maintain, and the support available to them becomes limited. We have utilized and will continue to utilize the business support systems developed or maintained by our parent and its affiliates. Our parent and its affiliates are developing and upgrading the business support systems globally. We are closely involved in this effort and will benefit from certain of the enhancements in the global business support systems in our business in the UK. We can not assure you, however, that the development and upgrade of the global business support systems will be successful, will be timely completed, or will satisfy the specific needs of our business. This could have a material and adverse effect on our business, operations and financial condition.

Our parent company can influence us because it indirectly owns all of our common stock

Our parent company indirectly owns 100% of our share capital. Because our parent’s interests may differ from ours, actions our parent takes as a stockholder with respect to us may not be favorable to us or to holders of our Notes. Although we put into place upon the closing of the offering of the Initial Notes operational agreements to address the relationship between us and our parent, we remain somewhat dependent on our parent’s decisions regarding corporate strategies, its financial performance and other factors which may affect our parent as our sole stockholder. Also, the interests of our parent’s controlling stockholder, STT, may differ from ours. STT might impose certain strategic and other decisions on us through their control of our parent. We can offer no assurance that the interests of our parent or STT will not conflict with the interests of the holders of our Notes regarding these matters.

In addition to our operational agreements, our parent company can influence what we do with available cash flow. For example, during 2003 and 2004, we periodically upstreamed a portion of our cash on hand and operating cash flow to our parent company and its affiliates to repay loans. Although we did not upstream any cash in 2005, in 2006 we upstreamed $80.8 million via intercompany loans, $30.4 million of which were repaid in 2006. It is possible that our parent company may use us as a source of funding, subject to the terms of the Indenture and applicable restrictions under English law, and that we will continue to upstream available cash to fund our parent’s and its subsidiaries’ operations. The terms of the Indenture permit certain upstream payments including, subject to certain restrictions, upstreaming at least 50% of our designated cash flow, as defined in the Indenture.

Certain of our directors and officers may have conflicts of interest because of their ownership of, or options to purchase or other rights to receive, our parent’s stock

Some of our directors and officers own or have options to purchase or other rights to receive, our parent’s common stock and participate in our parent company’s incentive compensation programs. This could create, or appear to create, potential conflicts of interest when our directors and officers are faced with decisions that could have different implications for our parent than they do for us. Such directors and officers may not be liable to us or our stockholders for a breach of any fiduciary duty as one of our directors and officers by reason of the fact that our parent or any of its affiliates pursues or acquires a corporate opportunity for itself, directs a corporate opportunity to another person or such director or officer does not communicate information regarding such corporate opportunity to us, each of which could eventuality could have a material and adverse effect on our business, operations and financial condition.

Our business may be disrupted due to the sharing of corporate and operational services with our parent, and these and other arrangements with our parent may not be sustained on the same terms.

We are a wholly-owned, indirect subsidiary of our parent and have received, and will receive in the future, corporate and operational services from our parent and its affiliates. In connection with the offering of the Initial Notes, we entered into a series of agreements formalizing the agreements under which we receive these services. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Inter-company Agreements.” We rely, and will continue to rely, on our parent and its affiliates to maintain the integrity of these services. Under certain circumstances, the pricing formulas may change for these services and, in other instances, our parent may cease to provide these services, including by terminating the agreements on one year’s prior notice. In the event our parent discontinues providing these services, there can be no assurance that we could obtain them on the same terms. Moreover, deterioration in the financial situation of our parent may adversely affect our ability to operate due to our reliance on our parent and its affiliates in some of these areas. This could have a material and adverse affect on our business, operations and financial condition.

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

Significant terrorist attacks against the UK, the United States or other countries in which we or group companies operate are possible. It is possible that our physical facilities or network control systems could be the target of such attacks, or that such attacks could impact other telecommunications companies or infrastructure or the internet in a manner that disrupts our operations. Terrorist attacks (or threats of attack) could also lead to volatility or illiquidity in world financial markets and could cause consumer confidence and spending to decrease or otherwise adversely affect the economy. These events could adversely affect our business and our ability to obtain financing on favorable terms. In addition, it is becoming increasingly difficult to obtain adequate insurance for losses incurred as a result of terrorist attacks at reasonable rates; in some cases, such insurance may not be available. Uninsured losses as a result of terrorist attacks could have a material adverse effect on our business, results of operations and financial condition.

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

The calculation of our onerous lease provision involves the estimation of receipts from subleases to third parties, including projections of material receipts from subleases to be entered into in the future. Although we believe these estimates to be reasonable, actual sublease receipts could turn out to be materially different than we have estimated.

Risk Related to the Notes and the Structure

Our ability to generate cash depends on many factors beyond our control.

The ability to make payments on our indebtedness, including the Notes, and to fund planned operating and capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors, including other factors discussed above under “—Risks Related to Our Business and Industry”, that are beyond our control. Similarly, many telecommunications companies, including our old parent company, have defaulted on debt securities and bank loans in recent years and had their equity positions eliminated in bankruptcy reorganizations. This history has led to limited access to the capital markets by companies in our industry. Our access to the capital markets may also be limited in the future if our parent were to become financially distressed.

If our future cash flow from operations and other capital expenditures are insufficient to pay our debt obligations or to fund other liquidity needs, we may be forced to sell assets or attempt to restructure or refinance our existing indebtedness. We may also be required to raise additional debt or equity financing in amounts that could be substantial. We cannot assure our holders of the Notes that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including principal, interest and other amounts due in respect of the Notes. Nor can we assure holders of our Notes that we will generate sufficient cash flow to fund our other liquidity needs. We may need to refinance all or a portion of its debt, including the Notes, on or before maturity. We cannot assure holders of the Notes that we will be able to refinance any of our debt, including the Notes, on commercially reasonable terms if at all.

The holders of the Notes should not rely upon funds from our parent company or its affiliates to service obligations under the Notes.

We have historically served, and in the future may serve, as a source of funding for our parent company and its affiliates. Prior to 2003, we incurred substantial amounts of intercompany indebtedness owed to our parent company and its affiliates. Since the second quarter of 2003, we have periodically made repayments on this indebtedness from our positive cash flow. Moreover, we upstreamed substantially all of the net proceeds of the offering of the Initial Notes on December 20, 2004, through repayment of debt or otherwise, to our parent company and its subsidiaries with the result that as at December 31, 2004 we had a zero intercompany debt balance. The intercompany debt balance remained zero as of December 31, 2005. As of December 31, 2006, there were loans due from affiliates of our parent in the amount of $50.4 million. See “Note 27. Related Parties” to the consolidated financial statements included in this annual report on Form 20-F.

We expect that our parent company may continue to use us as a source of funding, subject to the terms of the Indenture and applicable English law, and that we may, accordingly, continue to upstream available cash to fund our parent’s operations. This may happen in the form of loans or dividends or other distributions. However, it will not be possible for us to pay dividends to our shareholder, an indirect subsidiary of our parent, until such time as our accumulated realized profits exceed our accumulated realized losses. It is anticipated, therefore, that we will not be in a position to pay dividends for some time, and any funds to be upstreamed to our parent would be made by us by way of an intercompany loan. To the extent that these amounts take the form of loans, we are subject to the risk that our parent company and its affiliates will be unable to repay these amounts. The ability of our parent to repay these amounts is predicated upon, among other things, its financial condition and solvency. In addition, under the terms of the indenture governing our parent’s mandatory convertible notes, loans that we make to our parent or its subsidiaries are required to be subordinated to the payment of their obligations to the holders of the mandatory convertible notes in the event of a default. Such subordination would restrict our ability to recover amounts under such intercompany loans during periods in which our parent would be experiencing financial difficulties. To the extent that these amounts take the form of dividends or other corporate distributions, there will be no obligation at all on the part of our parent company or its affiliates to repay these amounts. Although the terms of the Indenture restrict our ability to upstream amounts to our parent company and its affiliates in the future, these restrictions are subject to a number of important qualifications and exceptions that are described in the Indenture. The terms of the Indenture permit certain upstream payments including, subject to certain restrictions, upstreaming at least 50% of our designated cash flow, as defined in the Indenture.

Accordingly, we cannot assure holders of our Notes that we will have any access to funds from our parent company or its affiliates and the holders of the Notes, therefore, should not rely upon funds from them to service obligations under the Notes.

The restrictive covenants in the Indenture or future debt instruments may limit our operating flexibility. Our failure to comply with these covenants could result in defaults under the Indenture and any future debt instruments even though we may be able to meet our debt service obligations.

The Indenture imposes significant operating and financial restrictions on us. These restrictions significantly limit, among other things, our ability to:

•	incur or guarantee additional indebtedness and issue certain preferred stock;

•	engage in layering of debt;

•

make certain payments, including dividends or other distributions, with respect to our shares or our restricted subsidiaries’ shares (save for dividends or other distributions by a restricted subsidiary to us or another restricted subsidiary);

•	prepay or redeem subordinated debt or equity;

•	make certain investments;

•

create encumbrances or restrictions on the payment of dividends or other distributions, loans or advances to us by our restricted subsidiaries or on the transfer of assets to us by any of our restricted subsidiaries;

•	sell, lease or transfer certain assets, including stock of restricted subsidiaries;

•	engage in certain transactions with affiliates;

•	enter into unrelated businesses; and

•	consolidate or merge with other entities.

All these limitations are subject to significant exceptions and qualifications. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness”. These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue business opportunities and activities that may in our interest.

Any future debt instruments may also contain similar or more restrictive provisions that may affect our ability to engage in certain transactions in the future. Although the indenture governing the mandatory convertible notes of our parent does not restrict us from engaging in transactions that are not restricted by the Indenture governing the Notes, the indenture for the mandatory convertible notes may be amended without the consent of the holders of our Notes. It is possible that amendments to the indenture governing the mandatory convertible notes could restrict our operating flexibility or conflict with the provisions or covenants in the Indenture governing the Notes, which in each case could be in ways that are adverse to the holders of the Notes.

The restrictions in the Indenture governing the Notes and such other restrictions could limit our ability to obtain future financing, incur capital expenditures, withstand a future downturn in our business or the economy in general or otherwise take advantage of business opportunities that may arise. If we fail to comply with these restrictions, the holders of our Notes, or lenders under any future debt instrument, could declare a default under the terms of the relevant debt, even though we are able to meet debt service obligations and this could cause certain of our debt to become immediately due and payable. If our parent company or the guarantors of the mandatory convertible notes fail to comply with the terms of those notes, then the holders of those notes could declare a default. A declaration of default under the mandatory convertible notes would have a material adverse effect on our parent, and consequently, would be likely to have a material adverse effect on us.

If a creditor accelerated any debt, we cannot assure holders of our Notes that we would have sufficient funds available, or that we would have access to sufficient capital from other sources, to repay the debt. Even if we could obtain additional financing, we cannot assure holders of our Notes that the terms would be favorable to us. If we default on any secured debt, the secured creditors could foreclose on their liens. As a result, any event of default could have a material adverse effect on our business and financial condition and could prevent us from paying amounts due under the Notes.

Holders of the mandatory convertible notes have certain rights relating to and affecting the Notes.

A security arrangement agreement governs certain rights and obligations between holders of the mandatory convertible notes and the holders of the Notes. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—The Security Arrangement Agreement.” An affiliate of STT is the current holder of all of the mandatory convertible notes. In particular, this agreement provides that the security documents for the Notes are subject to a restriction on the exercise of remedies. Specifically, no holder of the Notes or anyone acting on a holder of the Notes behalf can dispose of the Issuer’s or our assets pursuant to an enforcement action unless:

•	all of our assets or all of the Issuer’s assets, as the case may be, are sold;

•	the sale is for cash consideration payable at the closing of the transaction;

•

all claims of all holders of the Notes are unconditionally released and discharged concurrently with that sale and all liens for the benefit of the holders are unconditionally released and discharged; and

•

the sale is made pursuant to a public auction or for fair market value (taking into account the circumstances giving rise to such sale) as certified by an independent, internationally recognized investment bank selected by the holders of the mandatory convertible notes.

These provisions may significantly limit the ability of a holder of our Notes to realize value from a sale of the collateral.

The Indenture governing the Notes provides that if there is a payment default on or an acceleration of the Notes, or in the case of certain enforcement events, then on giving not less than 10 business days’ notice, STT (or one of its affiliates) for so long as it, together with its affiliates, holds not less than 50% of the then outstanding aggregate amount of the mandatory convertible notes may, but is not required to, purchase the Notes from the holders of the Notes at a price equal to 100% of principal amount of the Notes plus accrued and unpaid interest.

The Issuer is a subsidiary that was initially formed for the purpose of facilitating the issuance of the Initial Notes and has limited assets and revenue generating operations. The Issuer will be dependent upon GCUK to provide it with funds sufficient to meet its obligations under the Notes.

The Issuer was formed as a wholly owned subsidiary of GCUK for the purpose of facilitating the issuance of the Initial Notes. The Issuer has no operations and does not serve as a holding company for any operating subsidiaries. The intercompany loans funded with the proceeds from the Initial Notes and with the proceeds of the Additional Notes are the Issuer’s only significant assets. As such, the Issuer will be wholly dependent upon us to make payments on the inter-company loan or to make other funding arrangements in order for it to pay amounts due on the Notes.

A significant portion of our assets will not be pledged for the benefit of the holders of the Notes. The collateral securing the Notes, and the Guarantees may be diluted under certain circumstances. The value of the collateral securing the Notes and the Guarantees may not be sufficient to satisfy our obligations with regards to the holders of our Notes.

The Notes will be secured by certain of our assets and the assets of the Issuer, including the capital stock of GCUK’s subsidiaries, the Issuer and Fibernet. However, a significant portion of our assets will not serve as collateral for the Notes. In particular, we will not pledge:

•

certain parts of the network leased by us, including any telecommunications cables and other equipment under a finance lease with Network Rail under which we lease approximately 24% of our lit fiber (calculated by fiber kilometers);

•

any rights, title, interest or obligations under certain specified excluded contracts, including (i) any contract in which our counterparty is a UK governmental entity and (ii) any contract in which our counterparty is a contractor or subcontractor to a UK governmental entity (these excluded contracts include those with the FCO, OGCbuying.solutions and other important customers);

•

any equipment or assets owned by us located on the premises of the parties to excluded contracts and any equipment or assets used exclusively by us in connection with the provision of services and the performance of obligations under such contracts;

•	property that we have pledged to Camelot in connection to our relationship with them; or

•

any contract or agreement (or rights or interests thereunder) which, if charged, would constitute a breach or default or result in the invalidation or unenforceability of any rights, title or interest of the chargor under such contract or agreement.

Because these exceptions to the pledge mean that security will not be given over all or substantially all of our assets, the collateral agent will not be able to appoint either an administrative receiver or an administrator via an out of court procedure as a holder of a qualifying floating charge. The option to appoint an administrator by this route would likely otherwise have been available under applicable English insolvency law. The option to appoint an administrative receiver would also likely otherwise have been available under applicable English insolvency law for “Capital Market Arrangement” transactions as defined in the Insolvency Act 1986.

Moreover, the collateral that secures the Notes and the Guarantees may also secure additional debt to the extent permitted by the terms of the Indenture governing the Notes, including any further additional notes governed by the Indenture. The rights of the holders of the Notes to the collateral would be diluted by any increase in the debt secured by the collateral, including debt represented by additional notes issued under the Indenture.

Concurrent with the issue of the Initial Notes we entered into a five-year cross-currency interest rate swap transaction with an affiliate of Goldman, Sachs & Co. to minimize exposure to any dollar/sterling currency fluctuations related to interest payments on the dollar-denominated ($200 million) Initial Notes. The swap transaction converts the US dollar currency rate on interest payments to a specified pound sterling rate. At December 31, 2006 there was a liability of £2.7 million and an unrealized loss of £2.6 million on the swap. In connection with the swap transaction, the affiliate of Goldman, Sachs & Co. was granted a security interest in the collateral securing the Notes ranking equally with the security interest of the holders of the Notes. The security interest secures all obligations owed to the affiliate of Goldman, Sachs & Co. if a default occurs on the swap transaction or if the swap transaction is terminated. Depending on prevailing currency exchange rates, these obligations may be substantial. Any proceeds resulting from the exercise of security interests in the collateral will be shared pro rata among it and the holders of the Notes.

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

By their nature, portions of the collateral, including pledged capital stock of GCUK’s subsidiaries and real property and real property rights, may be illiquid and may have no readily ascertainable market value. In addition, a significant portion of the collateral consists of assets that may only be usable, and thus retain value, as part of our existing operating business. For example, although the collateral includes the portion of our fiber optic cable network that we own and that we are not prohibited by contract to pledge, it does not include the portion of our fiber optic cable network that is subject to the lease from Network Rail. Furthermore, although the collateral includes certain of our premises and other equipment that we are not prohibited by contract to pledge, it does not include such equipment that is subject to a right to purchase by certain of our government agency end-users. Accordingly, any such sale of the collateral separate from the sale of certain operating businesses may not be feasible or of significant value. To the extent that holders of other secured debt or third parties enjoy liens

(including statutory liens), whether or not permitted by the Indenture, such holders or third parties may have rights and remedies with respect to the collateral securing the Notes and the Guarantees that, if exercised, could reduce proceeds available to satisfy the obligations under the Notes and the Guarantees.

The ability of the collateral agent to foreclose on the secured property may be limited.

Bankruptcy law could prevent the collateral agent on behalf of the holders of the Notes from repossessing and disposing of the collateral upon the occurrence of an event of default; if the Issuer, the Guarantors or their respective creditors commence a bankruptcy proceeding before the collateral agent repossesses and disposes of the collateral. Under bankruptcy laws in certain jurisdictions, including the United States, secured creditors such as the holders of the Notes are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. It is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, and to what extent such payments would be made, and whether or when the collateral agent could repossess or dispose of the collateral or whether or to what extent a holder of the Notes would be compensated for any delay in payment or loss of value of the collateral.

We may not have the ability to raise the funds necessary to finance a change of control offer upon the occurrence of certain events constituting a change of control as required by the Indenture.

Upon the occurrence of a “change of control”, as defined in the Indenture, the Issuer will be required to make an offer to purchase all outstanding Notes at a price in cash equal to 101% of the principal amount thereof, plus any accrued and unpaid interest to the date of repurchase. Events involving a change of control may result in an event of default under any other debt that may be incurred in the future. This could result in an acceleration of the payment of that debt as well. We cannot assure holders of our Notes that the Issuer would have sufficient resources to repurchase the Notes or pay its obligations under the Notes or that we would have sufficient resources to do so if the debt under any other future debt were accelerated upon the occurrence of a change of control. If a change of control occurs at a time when we or the Issuer are prohibited from purchasing the Notes under any other debt agreements, we or the Issuer could seek the consent of any lenders to purchase the Notes or could attempt to refinance the borrowings that prohibit our repurchase of the Notes. If we or the Issuer do not obtain that consent or repay the borrowings, the prohibition from purchasing the Notes would remain. In addition, we expect that we would require third-party financing to make an offer to repurchase the Notes upon a change of control. We cannot assure you that we would be able to obtain such financing. Any failure by the Issuer to repurchase any of the tendered Notes would constitute an event of default under the Indenture, which would likely cause a default under any other indebtedness.

The change of control provision contained in the Indenture governing the Notes may not necessarily afford you protection in the event of certain important corporate events, including a reorganization, restructuring, merger or other similar transaction involving us that may adversely affect you, because such corporate events may not involve a shift in voting power or beneficial ownership or, even if they do, may not constitute a “change of control” as defined in the Indenture. Except for the exceptions and qualifications that are described in the Indenture governing the Notes, the Indenture governing the Notes does not contain provisions that require us to offer to repurchase or redeem the Notes in the event of a reorganization, restructuring, merger, recapitalization or similar transaction.

The definition of “change of control” contained in the Indenture governing the Notes includes a disposition of all or substantially all of the assets of GCUK and its restricted subsidiaries taken as a whole to any person. Although there is limited body of US case law interpreting the phrase “all or substantially all,” there is no precise established definition of the phrase under applicable US law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of GCUK and its restricted subsidiaries taken as a whole. As a result, it may be unclear as to whether a change of control has occurred and whether the Issuer is required to make an offer to repurchase the Notes.

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

Different courts purport to follow different tests in the application of the doctrine, but in the majority of jurisdictions, the application of the doctrine is fact intensive and requires the consideration of factors, among others, such as whether creditors relied on the separate legal existence of one of the entities sought to be consolidated in extending credit and the manner in which the entities conducted themselves, both as a legal matter (for example, whether corporate formalities were followed) and as a business matter (for example, whether the entities held themselves out as separate and distinct entities instead of a single, integrated business entity). Some jurisdictions also consider, among other things, whether the benefits of consolidation to the combined creditor pool outweigh the harm that consolidation may cause.

If our parent company were the subject of a voluntary or involuntary bankruptcy proceedings in the United States, it or its other subsidiaries or their creditors could seek to have a US court substantively consolidate our assets and liabilities with those of our parent company or its other subsidiaries. Based on existing facts, we believe that any effort to substantively consolidate us with our parent company or its other subsidiaries would be without merit. However, as the application of the doctrine is fact-intensive, such applications may take into account both facts existing as of the date of this annual report and subsequent facts (such as the manner in which the legal affairs of our parent and its subsidiaries are conducted). If a US court were to substantively consolidate us with our parent company or its other subsidiaries and, in the event that:

•	the claims of the holders of the Notes were under secured; or

•

the court held that the substantive consolidation would not give effect to the security interests and liens in favor of the Notes to the same extent (or at least not to a lesser extent) as such security interests and liens would have been enforced without consolidation, then there could be a material adverse effect on our ability to make payments on the Notes.

Holders of the Notes may have difficulty enforcing their rights across multiple jurisdictions.

The Issuer and each Guarantor is incorporated in England. Our parent company is incorporated under the laws of Bermuda and has substantial ties to the United States and its other subsidiaries are incorporated in various jurisdictions. In the event that any one of the Issuer, any Guarantor, our parent company or any of its subsidiaries experiences financial difficulty, it is not possible to predict with certainty the jurisdiction or jurisdictions in which insolvency or similar proceedings would be commenced or the outcome of such proceedings.

If a bankruptcy, insolvency or similar event occurs, there could be proceedings involving our parent company or its subsidiaries in England, Bermuda, the United States or elsewhere and it is possible that we could be made a part of these proceedings. Multi-jurisdictional proceedings are likely to be complex and costly for creditors and otherwise may result in greater uncertainty and delay regarding the enforcement of the holders of the Notes rights. The rights of the holders of the Notes under the Notes and the Guarantees could be subject to the insolvency and administrative laws of several jurisdictions, and therefore we cannot assure holders of the Notes that they will be able to effectively enforce their rights in such complex multiple bankruptcy, insolvency or similar proceedings.

In addition, the bankruptcy, insolvency, administrative and other laws of these various jurisdictions may be materially different from, or be in conflict with, one another and those with which holders of the Notes may be familiar, including in the areas of the rights of creditors, the priority of governmental and other creditors, the ability to obtain post-petition interest and the duration of the proceedings. These laws may also not be as favorable to the interests of the holders of the Notes as the laws with which they may be familiar. The application of these laws, or any conflict among them, could call into question whether any particular jurisdiction’s laws should apply and could adversely affect the ability of the holders of the Notes to enforce their rights under the Notes and the Guarantees in the relevant jurisdictions or limit any amounts that they may receive.

US federal and state statues could allow courts, under specific circumstances, to void the Guarantees and require holders of Notes to return payments received from the Guarantors, or the Guarantees may be otherwise limited by applicable laws or subject to certain procedures that could limit or prevent the Guarantors from making payments under the Guarantees.

Each Guarantee provides the holders of Notes with a direct claim against the relevant Guarantor. However, a Guarantor (other than GCUK) may be released from its Guarantee at any time upon certain transfers by GCUK or its restricted subsidiaries, of all capital stock of such Guarantor in accordance with the provisions of the Indenture governing the Notes. In addition, in some other circumstances, a Guarantor may be released from its subsidiary Guarantee in connection with our designation of such Guarantor as an unrestricted subsidiary.

In addition, the enforcement of such Guarantee against each of the Guarantors would be subject to certain defenses generally available in connection with guarantees. These laws and defenses include those that relate to fraudulent conveyance or transfer, bankruptcy claw-back, corporate purpose, conflicts of interest, or similar laws, regulations or defenses affecting the rights of creditors generally.

Under the US federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; or

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•

if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each Guarantor, after giving effect to its Guarantee of these Notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard. In the event that any Guarantee obligation is clawed-back or deemed to be invalid or unenforceable, you would cease to have any claim against the relevant Guarantor and would be a creditor solely of the Issuer, or would have a reduced claim against such Guarantor.

English insolvency laws may limit the ability of holders of the Notes to recover amounts due on the Notes and the Guarantees.

Because the Issuer and each of the Guarantors are UK-registered corporations and our respective centers of main interest (as referred to in the EC Regulations on Insolvency Proceedings 2000, or European Insolvency Regulations) are in England, any insolvency proceedings by or directed against us are likely to be pursuant to English laws (although, as mentioned in “—Holders of the Notes may have difficulty enforcing their rights across multiple jurisdictions” we cannot exclude the possibility that, given our parent company’s ties to the United States, the US bankruptcy code might apply). Due to the nature of English insolvency laws, the claims of the holders of the Notes against the Issuer and, under each Guarantee, each Guarantor, and their ability to protect their interests will be affected in a different manner and by different factors than they would be under US bankruptcy law. Although both systems have as a basic principle the fair distribution of a company’s assets among its creditors, there are differences between the two systems. Creditors who benefit from a fixed charge may be able to realize the relevant asset by the appointment of a receiver. The charge securing the Notes is a fixed charge over certain assets and a floating charge over certain of the other assets.

Under English law, certain claims receive priority over claims secured by way of a floating charge, including contributions to occupational pension plans, salaries owed to employees, and administration and liquidation expenses. Obligations owed to the HM Revenue & Customs (“HMRC”) (into which Her Majesty’s Customs and Excise and the Inland Revenue merged), rank alongside all other unsecured creditors of an insolvent company.

Where the property of a company is subject to a floating charge and the company enters into a formal insolvency process, the insolvency practitioner is obligated to “ring-fence” a proportion of assets covered by that floating charge for distribution to the company’s unsecured creditors. Such proportion will not be available for distribution to holders of a floating charge over those assets except to the extent that the amount exceeds the amount required to satisfy unsecured debts. The proportion which will be set aside is 50% of the first £10,000 and 20% of property exceeding £10,000, to a maximum ring-fenced amount of £600,000.

Under the relevant English insolvency statute, the English courts may, on an application by the company, the directors of the company or one or more creditors, make an administration order in respect of an English company if the court is satisfied that the company is or is likely to become unable to pay its debts and that one of the statutory objectives specified in the legislation may be met by the making of the order. These are: (i) an administrator must perform his functions with the objective of rescuing the company as a going concern; or (ii) achieving a better result for the company’s creditors as a whole than would be likely if the company were wound up (without first being in administration); or (iii) realizing property in order to make a distribution to one or more secured or preferential creditors. The administrator must perform his functions in the interests of the creditors, as a whole. During the administration, no proceedings or other legal process may be commenced or continued against the debtor, except with the leave of the court or the consent of the administrator. If either we or the Issuer were to commence administration proceedings, the Notes and the Guarantees could not be enforced while in administration without having obtained such permission.

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

A liquidator or an administrator has the power to challenge transactions of the company if the company is insolvent at the “relevant time” (as set out below) or becomes insolvent as the result of the transaction in question.

A company enters into a transaction with a person at an undervalue if, at a time in the period of two years ending with the onset of the insolvency of the company:

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

If there has been a transaction at an undervalue and it can be shown that the transaction was undertaken in order to put the company’s assets beyond the reach of a potential creditor (otherwise known as a transaction defrauding creditors), it is also possible for an administrator or liquidator, or any other person who has been prejudiced by the transaction (which includes creditors of the company), to make an application to the court. There is no time limit for such an application. In such circumstances, the court may make such order as to restore the position to that which it would have been and to protect the interests of creditors who would be prejudiced.

If the liquidator or administrator can show that the company has given a “preference” to any person at a time in the period of six months ending with the onset of liquidation or administration (or at a time in the period of two years ending with the onset of the insolvency of the company if the preference is to a person with specified affiliations with the company) and, at the time of the preference, the company was technically insolvent or became so as a result of the preferential transaction, a court has the power, among other things, to void the preferential transaction.

For these purposes, a company gives preference to a person if that person is one of the company’s creditors (or a surety or guarantor for any of the company’s debts or liabilities) and the company takes an action that has the effect of putting that person into a position which, in the event of the company going into insolvent liquidation, will be better than the position that person would have been in if that action had not been taken. The court may not make an order avoiding a preferential transaction unless it is satisfied that the company was influenced by a desire to put that person in a better position. If a court were to find that payments on the Notes or the Guarantees are preferences, this provision of English law may lead to an adjustment of our and the Issuer’s obligations in relation to the Notes.

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

Under English insolvency law, any debt payable in a currency other than pounds sterling (such as US dollars, in the case of certain of the Notes and the Guarantees) must be converted into pounds sterling at the “official exchange rate” prevailing on the date when the debtor went into liquidation or administration. The “official exchange rate” for these purposes is the middle market exchange rate on the London Foreign Exchange Market at the close of business, as published for the date in question or, if no such rate is published, such rate as the court determines. Accordingly, if we or the Issuer are insolvent, holders of the US dollar-denominated Notes may be subject to exchange rate risk between the date that the Issuer or we went into liquidation and receipt of any amounts to which such holders of Notes may become entitled.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate Information

GCUK was incorporated on April 25, 1990 as a limited company under the laws of England and Wales. GC Finance, our finance subsidiary, was incorporated on October 22, 2004 as a limited company under the laws of England and Wales. Fibernet Group Limited (formerly Fibernet Group plc) was incorporated on January 26, 1996, as a limited company under the laws of England and Wales. The address of our registered office is 1 London Bridge, London SE1 9BG, England and our telephone number is +44 845 000 1000. The address of the registered office of our finance subsidiary is 1 London Bridge, London SE1 9BG, England.

Corporate History

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

The Fibernet Acquisition

Fibernet Group was founded in 1986 and is based in Basingstoke, England. Historically a competitor as well as one of our largest carrier customers, Fibernet is a provider of specialist telecommunications services in the United Kingdom. Fibernet Group’s customers are typically organizations in the retail, financial services and manufacturing sectors. Fibernet Group also provides services to its service provider customers.

Historically, Fibernet Group classified its customer base into enterprise customers, service provider customers and customers it reaches via its systems partners. Since being acquired by GC Acquisitions, Fibernet Group has reclassified its customer base into enterprise customers and carrier customers, designating its original enterprise customers and its enterprise customers reached via its systems partners as its enterprise customers and designating its original service provider customers and the service provider customers reached via its systems partners as its carrier customers. This new classification will align Fibernet with GCUK’s classification of its enterprise customers and carrier customers. Where we refer to Fibernet’s customers in this annual report, unless the context requires otherwise, we are referring to these new classifications. After the reclassification, Fibernet Group’s enterprise customers represented 48% of its revenue for the fiscal year ended August 31, 2006.

On August 25, 2006, our affiliate, GC Acquisitions, announced a recommended cash offer to acquire the entire issued and outstanding ordinary share capital of Fibernet Group plc. On October 11, 2006 GC Acquisitions announced it had received acceptances of its offer for Fibernet Group plc in respect of approximately 91% of the then existing ordinary share capital and declared the offer for Fibernet Group plc unconditional in all respects.

On October 26, 2006, the members of the then current board of directors of Fibernet Group plc resigned and were replaced by Global Crossing executives. On October 27, 2006, an application was made to the Financial Services Authority for the cancellation of the listing of Fibernet Group plc shares on the London Stock Exchange and for the cancellation of the admission to trading of Fibernet Group plc shares. On November 27, 2006, the Fibernet Group plc shares were de-listed from the London Stock Exchange and are no longer admitted to trading on any public trading market.

On December 7, 2006, our Board of Directors approved the acquisition of Fibernet from GC Acquisitions. On December 12, 2006, GC Acquisitions acquired the remaining outstanding Fibernet Group plc shares through the exercise of its right to acquire the minority shareholdings on a compulsory basis under applicable English law. The aggregate offer consideration for Fibernet Group was approximately £49.8 million. In addition, £2.1 million of costs attributable to the acquisition were incurred, resulting in a total purchase price of £51.9 million.

On December 28, 2006, we announced that the Issuer had completed its offering of the Additional Notes. The £52.0 million aggregate principal amount of Additional Notes was priced at 109.25 percent of par value and the issue raised £56.8 million in gross proceeds. The Additional Notes were issued under the Indenture pursuant to which the Issuer previously issued its Initial Notes.

On December 28, 2006, proceeds from the offering were used to acquire Fibernet from GC Acquisitions and to pay fees and expenses incurred in connection with the acquisition. Upon completion of the acquisition by GCUK, Fibernet guaranteed the Additional Notes and all other obligations under the Indenture. Prior to the acquisition by GCUK, Fibernet Group Limited transferred its German business operations to GCI, by way of a transfer of Fibernet Holdings Limited, and its wholly owned subsidiary Fibernet GmbH, to GCI, for consideration of £1 and the assumption, by GCI, of £3.6 million of debt outstanding to Fibernet.

At the date of acquisition by GCUK, Fibernet operated a 5,600 route kilometer (3,470 route miles) nationwide fiber optic network in the United Kingdom. This network includes both an intercity network and metropolitan networks in several of the largest cities in the UK. Fibernet’s intercity network operates on substantially the same footprint as GCUK’s and, at the date of acquisition, Fibernet leased 58% of its intercity network from GCUK. Although the acquisition of Fibernet will not significantly increase the reach of GCUK’s intercity network, it will increase the capacity available on that network. Conversely, as GCUK does not currently have extensive metropolitan networks, Fibernet’s metropolitan network will significantly extend GCUK’s reach into many of the UK’s economic centers.

Fibernet Group’s financial results for the fiscal year ended August 31, 2006 included revenue of £48.9 million and an operating loss of £1.4 million.

We are currently in the early stages of the process of integrating Fibernet into our business. We believe the acquisition and integration of Fibernet by GCUK will provide us with the following potential benefits: (i) an enhanced competitive position in the UK market as a result of our increased scale and market presence, which we believe will allow us to compete more effectively on the basis of service, price and coverage, (ii) additional cross-selling opportunities to our expanded enterprise and carrier customer bases, (iii) an increased network capacity within the United Kingdom, (iv) reduced dependency on BT for local access, (v) an enhanced service offering, especially a broader portfolio of IP-based solutions and (vi) diversification of our expanded customer base resulting in a reduction in the concentration of our revenues.

We have developed a plan for the Fibernet integration that we believe will maximize our potential synergies. In particular, we intend to reduce (i) operating costs by reducing head office costs through eliminating duplication of personnel and other overhead costs and maximizing the use of centralized services across the group and (ii) capital expenditures by (a) leveraging the combined infrastructure of the two companies, (b) redeploying or reducing resources currently dedicated to development programs that are duplicative in the combined entity, (c) introducing more efficient resource deployment policies for Fibernet’s enterprise service solutions, and (d) applying GCUK’s more stringent business case parameters to new contract proposals for Fibernet enterprise customers.

B.	Business Overview

Services Offered

We are one of the leading UK providers of managed network communications services. We are an indirect, wholly-owned subsidiary of, and the principal UK telecommunications business of, Global Crossing. We have a strong and established enterprise customer base, including over 100 UK government departments, information technology systems integrators, rail sector customers and major corporate clients, to whom we provide tailored services. These enterprise customers represented 91.3% of our revenue for the year ended December 31, 2006. We also provide services to our carrier customers, who are typically national and international communications service providers, including mobile network operator customers.

We operate the most extensive fiber optic network in the UK after BT and Cable and Wireless. Because of our network’s reach and capacity, we believe that we are well positioned to take advantage of new business opportunities with modest incremental capital expenditure.

Despite the highly competitive nature of the telecommunications industry we operate in, we have been able to maintain a significant recurring revenue stream and stable margins through a strong product and service suite and strong customer relationships. Our financial results for the year ended December 31, 2006 included revenue of £240.6 million, operating profit of £37.5 million and net cash provided from operating activities less capital expenditure of £14.5 million.

We provide a wide range of telecommunications services, including data, Internet protocol (“IP”) and voice services, to government and other public sector organizations, major corporations and other communications companies.

Enterprise Services

In general, we provide enterprise customers with a range of managed services that typically are complex in character. These services are predominantly managed data and IP services tailored to address our customers’ specific requirements. We also supply managed voice services, including national and international direct dial, teleconferencing and non-geographic number services (for example, toll-free services) and voice over internet protocol (“VoIP”). We frequently bundle our voice services with data services and supply them on a competitive basis with customized tariff structures.

We provide both managed data and traditional voice services and IP-based services. The components of our traditional voice and data communications services include the following products:

•

Managed services. We provide managed data and voice services, offering all of the benefits of a private corporate telecommunications network, with full management of the network infrastructure, including technology refreshes, security and maintenance. Our managed data and voice services offer 24 hour network monitoring, fault reporting and competitive service level agreements (“SLA”). Following the acquisition of Fibernet, we provide additional managed services that include, among others, data center connectivity, low cost connectivity for organizations with bandwidth demands and real time transaction replications.

•

Data connectivity through access to our national ATM, Frame relay and IP networks. While ATM and Frame relay services have often been bundled with our other products and customers have been able to purchase these direct, we are driving towards a converged IP based services platform. We have built and are maintaining a high speed multi service MPLS/IP core network with full end to end support for Class of Service (“CoS”) and Quality of Service (“QoS”). This is enabling us to offer IP based services such as IP-based virtual private networks (“IP-VPN”), VoIP and IP Video delivered over a single access loop (i.e. a converged service) to our customers, whether in isolation or bundled with an end to end managed solution. Our implementation of a high speed MPLS core along with IP CoS/QoS and associated SLAs, provide a high level of performance, making it ideal for customers such as government, financial, media and entertainment organizations.

•

Leased lines and international private leased lines. We provide both domestic private leased lines and international private leased lines. Our private leased lines provide point-to-point capacity on a cost-effective basis with security and 24-hour availability. Our international private leased lines, supplied by means of trading agreements with our parent, provide uncompromised security and 24-hour availability. Both our domestic private leased lines and our international private leased lines are suitable for voice, video and data transmission.

•

Direct dial voice services. We provide direct dial voice calling to fixed geographic and non-geographic numbers in the UK and international locations. We provide routing and delivery of calls over our own voice transmission network and out to the PSTN networks of other operators via a collection of both domestic and international carrier interconnections.

•

Ethernet connectivity. Following the acquisition of Fibernet we provide additional point-to-point and point-to-multi-point (VPN) Ethernet services within the UK. These can be standalone services or used as access to IP VPN or Converged Service offerings.

The components of our IP-based services include IP-VPN and certain prospective services, including VoIP and IP Video:

•

IP-VPN. IP-VPN is the corner stone of our converged service offering. It provides customers with a secure connection between their offices, business partners and customers within a virtual private IP network consisting of intranets and extranets running over our backbone. This allows customers to send traditional data as well as VoIP and IP Video, and any other IP based service between sites and/or the public telephony network. This is possible through our implementation of CoS/QoS, to ensure that the VoIP, video and data traffic is correctly handled within the customer’s network. Through our flexible billing capabilities we can provide efficient charging schemes such that customers only pay for the traffic they send rather than the fixed bandwidth required in traditional implementations of data, voice and video networking.

•

VoIP. VoIP enables cost effective transport of voice over our IP network. Currently customers using our IP VPN products have the benefit of transferring voice as data over their IP-VPNs. With our suite of VoIP services, a customer is able to receive inbound calls from the PSTN, send calls to the PSTN or to manage a short-code dial plan for calls between sites.

•	IP Video. We offer IP Video point-to-point connectivity over our IP network, enabling such applications as video conferencing from the desktop.

The acquisition of Fibernet also brings with it the capability to build managed optical networking solutions, for example, to link data centers.

Carrier Services

Our Carrier Services consist of sales to other network operators and communications providers of IP transit, structured capacity, wavelengths and private lines. We also sell wholesale voice services that include carrier voice service, “One Rate” service, carrier pre-select and non-geographic numbering. We currently provide capacity, dark fiber and empty fiber ducts to third parties pursuant to lease agreements and indefeasible right to use agreements (“IRUs”).

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

•	IP Transit. Our “IP Transit Service” offers international carriers and internet service providers (“ISPs”) wholesale internet connectivity to all worldwide domains.

In addition to our carrier data services, we provide the following carrier voice services:

•

Carrier Voice Service. Carrier voice service is a service that offers wholesale voice call completion to most destinations throughout the world (whether on a fixed or mobile network). We will be adding a hosted VoIP service to carriers and expect this offering to be introduced by the end of 2007.

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

•

Non-geographic Numbering. Our non-geographic number service provides our customers with the ability to offer toll-free local or national rate access for most western European nations, such as 0800 or freephone services.

With the acquisition of Fibernet, we will also provide Ethernet, optical networking and services on the London carrier ring. The London carrier ring provides connectivity among carriers wishing to exchange data or voice traffic, regardless of whether the carriers are on a time division multiplexing platform or an IP platform.

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

Customers

We have an established enterprise customer base of over 500 customers, including more than 100 UK government departments, information technology systems integrators, rail transport agencies and large corporate clients. We also have carrier customers. Revenue from our enterprise customers and carrier customers represented 91.3% and 8.5%, respectively, for the year ended December 31, 2006. Fibernet accounted for 2% of total revenue for the year ended December 31, 2006. We typically enter into multi-year service contracts with our enterprise customers and provide them with a range of services tailored to their specific requirements. Revenue from enterprise customers with whom we have multi-year contractual relationships represented 85.8% of our total revenue for the year ended December 31, 2006.

Fibernet Group has a customer base of over 250 customers, including direct customers and the customers Fibernet reaches through its systems partners. Fibernet Group provides customized network services to its enterprise customers, who are typically large organizations in the retail, financial services and manufacturing sectors. Fibernet Group also provides network services to its carrier customers. Revenue from Fibernet Group’s enterprise customers and carrier customers represented 48% and 52%, respectively, of its total revenue for the fiscal year ended August 31, 2006. Fibernet Group’s customer base is well diversified, with the top 20 and top 50 customers accounting for 50.3% and 68.7%, respectively, of Fibernet Group’s revenue during the fiscal year ended August 31, 2006.

The acquisition of Fibernet has expanded and diversified our customer base. We have already started offering certain of our enterprise and carrier services to certain of Fibernet’s customers.

Enterprise Customers

Since November 1999, we have derived the majority of our revenue from UK government departments and rail transport agencies. Over time, we have experienced growth through sources including the expansion of existing government relationships, such as the provision of services for our government customers during their technology refreshes and capacity upgrades, and the development of new customer relationships. During 2006, we entered into 709 new contracts with existing enterprise customers and added 45 new enterprise customers. Our enterprise revenue was £236.5 million, £220.9 million and £219.7 million for the years ended December 31, 2004, 2005 and 2006, respectively. Our enterprise customers are typically large organizations with significant annual telecommunications budgets, which, along with the long-term nature of the contracts, have historically provided us with significant recurring revenue. Certain of our principal customer relationships include: British Council; Camelot (National Lottery); EDS (Her Majesty’s Prisons); Foreign & Commonwealth Office; Fujitsu (Her Majesty’s Revenue and Customs (into which Her Majesty’s Customs and Excise merged)); Lockheed Martin; Network Rail; and OGCbuying.solutions (Managed Telecom Service).

The table below sets forth information regarding our enterprise revenue concentration. These amounts represent revenue for the periods indicated.

	Year ended December 31,
	2004	2005	2006
	(in millions)

Enterprise revenue from Top 20 Customers(¹)	£ 187.7	£ 178.2	£ 183.8
Other Enterprise Revenue(¹)	48.8	42.7	35.9

Total Enterprise Revenue(¹)	£ 236.5	£ 220.9	£ 219.7

(¹)	Revenue in this table is based on historical information and does not necessarily indicate future revenue-generating capability.

Fibernet Group has built an enterprise customer base consisting of large organizations with high bandwidth and complex data networking requirements in the financial services, retail and manufacturing sectors. During the fiscal year ended August 31, 2006, Fibernet Group entered into 395 new contracts with existing enterprise customers and added 25 new enterprise customers. Its revenue from enterprise customers was £23.6 million for the fiscal year ended August 31, 2006.

The table below sets forth information regarding Fibernet Group’s enterprise revenue concentration. These amounts represent revenue for the periods indicated.

	Year ended August 31,
	2005	2006
	(in millions)

Enterprise revenue from Top 20 Customers(¹)	£19.7	£17.9
Other Enterprise Revenue(¹)	4.9	5.7

Total Enterprise Revenue(¹)	£24.6	£23.6

(¹)	Revenue in this table is based on historical information and does not necessarily indicate future revenue-generating capability.

Carrier Customers

We provide carrier services to a range of leading mobile and fixed line operators. Our carrier customers include Vodafone, AT&T, BT, Cable & Wireless, Thus, Afiniti (previously Kingston), Virgin Media (formerly NTL), Telewest and COLT. The services that these operators require vary according to the current reach and capacity and planned build of their assets in the United Kingdom and include for example, usage-based interconnection services and prepaid leases.

Our carrier customers accounted for 8.5% of our revenue in the year ended December 31, 2006. For this period, Fibernet was our top carrier customer by revenue, accounting for 2% of total revenue.

Fibernet Group’s carrier customers accounted for 52% of its revenue for the fiscal year ended August 31, 2006. Fibernet’s carrier customer base is well diversified, with the top 15 carrier customers accounting for less than 50% of its carrier revenue in 2006, and with no one customer accounting for 15% or more of its carrier revenue.

Our Network

Following the acquisition of Fibernet we are in the process of analyzing our combined national network for opportunities to consolidate infrastructure and remove redundant facilities and reduce operating costs.

GCUK network (excluding Fibernet)

We operate a high capacity and resilient optical transport network which consists of, excluding Fibernet, approximately 13,380 route kilometers (8,100 route miles) of national fiber optic cable, approximately 60% of which is owned by us. The remainder is leased by us. Approximately 80% of this fiber runs in troughs along the UK rail network. Our core fiber network interconnects to local network providers at 158 points of presence (“PoPs”), and 33 main switching units. This number of interconnections provides us with extensive customer reach at an advantageous cost of access.

Our entire nationwide fiber optic network footprint currently contains lit fiber (optical fiber that has been connected to transmission equipment and is in use) and significant dark fiber (optical fiber that is not connected to transmission equipment and is not in use). We own approximately 72% of the currently lit fiber and, wherever possible, when usage increases require us to light additional capacity, we light our owned fiber rather than leased fiber. We believe that our existing network reach and capacity are sufficient to support a substantially increased revenue stream and customer base with modest incremental capital expenditure.

Fibernet network

Fibernet operates more than 115 PoPs in over 50 towns and cities across the United Kingdom within its 5,600 route kilometer (3,470 route miles) national fiber optic network. Of this, approximately 4,800 route kilometers (2,975 route miles) comprise its intercity network and 800 route kilometers ( 496 route miles) comprise its various metropolitan networks. At the date of acquisition by GCUK, Fibernet leased approximately 58% of its intercity network from GCUK, with the majority of the remaining 42% covering routes that are also served by GCUK. As such, Fibernet’s intercity network provides additional capacity on substantially the same network footprint as GCUK’s network.

Fibernet has metropolitan networks in several of the largest cities in the United Kingdom including Bristol, Birmingham, Edinburgh, Glasgow, Leeds, London, Manchester and Reading. These metropolitan networks complement and extend its intercity network, providing fiber-based access from its PoPs to more than 200 customer locations. The largest metropolitan network is in London with more than 300 kilometers (186 route miles) of fiber routes. As a result of our acquisition of Fibernet, we believe that Fibernet’s metropolitan networks will significantly extend our network reach into many of the most densely concentrated economic centers in the UK, providing us with an opportunity to further reduce local access costs in the future through the additional capillarity that this network extension provides.

Fibernet also has a London carrier ring service which provides dedicated transmission services as a common carrier of voice and Internet IP data exclusively to carrier customers who meet this ring at various locations around London, thereby avoiding any termination costs with BT or others.

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

•

Leverage embedded infrastructure and existing customer relationships. We benefit from a large existing customer base, which provides us with a potential market for additional revenue streams. We intend to increase our revenue from existing customers (including those acquired with Fibernet) both by selling increased volumes of the services we currently offer (for example, by growing the number of end-users at customer sites and increasing the network capacity at those customer sites) and by introducing new services in the future, including IP-based services and services historically provided by Fibernet. For a number of our customers, we have invested in developing customer-specific services and solutions and we have also upgraded customer premises equipment, including routers, switches and handsets. We believe this investment and the depth of our involvement in our customers’ businesses reduces churn and provides the basis to offer additional services to our existing customers at lower incremental costs and resulting in improved margins. By purchasing these additional services from us, our customers are able to avoid the disruption risks associated with adding a new telecommunications provider.

•

Migrate technology to IP-based services. Current technology allows us to provide integrated voice and data services over a single IP-based platform. Wherever appropriate to customers needs, we are migrating services from traditional voice and data services to IP-based services. These IP services, including IP VPN and VoIP will allow us to provide converged voice and data services. Fibernet’s enterprise customers will now have access to our IP based services and our global IP network. We anticipate that these initiatives will increase our total revenue and enable us to realize network operating efficiencies for these newly delivered services and networks by allowing us to introduce new data and voice services, and provide those services to our customers at lower unit costs than they currently pay for legacy services.

•

Further build cooperative sales efforts with systems integrators and others. We deliver new products and enhance our sales penetration through cooperative approaches with systems integrators, network suppliers, equipment manufacturers and other third parties. We believe we are an attractive partner for such business partners due to our network reach, our experience in the provisioning of managed services and solutions and our IP capabilities. These business partners assist us in securing new customers and allow us to bundle our services with their equipment or applications. We currently cooperate with a number of companies, including Siemens, Ericsson, Fujitsu, Lockheed Martin and Steria.

•

Continue to manage cost of access. We continually manage our cost of access through supplier management, optimization of the existing circuit base, detailed invoice analysis and implementation of regulatory driven improvements. We work closely with our largest supplier (BT) to provide last mile connectivity to our customer base by interconnecting our networks at a physical level to obtain products at a wholesale cost level and reduce the cost of purchase of retail products through appropriate discount schemes. Models developed by our specialists allow us routinely validate invoiced circuits against tariffs and to identify circuits which are sub-optimally routed. Past participation in regulatory driven product enhancements (wholesale circuits) have resulted in considerable savings and we continue to implement other recently introduced products, such as wholesale line rental and wholesale ethernet services.

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

BT is a significant supplier of ours and provides most of our access needs in the UK.

Network Rail is a key supplier due to our both owning and leasing cable located across the rail network. Siemens and Ericsson (which now also includes Marconi) are also key suppliers, and work with us for product innovation and introductions to improve our overall service offering. CIT Group plc is providing finance for the Railnet Switch Upgrade and Renewal Program.

Inter-company Agreements for UK Trading

Our business operation is dependent on a number of our parent’s and its affiliates’ global corporate functions and access to its network and services elsewhere in the world. In turn, our business provides services to our affiliates in Europe and termination facilities for international circuits in the United Kingdom.

The interactions are as follows:

•	We provide GC Pan European Crossing (UK) Limited (“GC PEC”), co-location space at Slough for facilities that form part of its network.

•	GC PEC provides us with co-location space at its Docklands premises for facilities that form part of our UK network.

•	We provide a dark fiber cable route to GC PEC for the route from Whitesands in Cornwall to London.

•	Our parent’s Global Network Operations Centers provide network management for our customers’ networks globally, including our customers in the United Kingdom.

•

Our parent company provides finance, legal, product management, marketing, engineering, IT, and corporate support to us in varying degrees. These are embodied in an allocation of our parent’s corporate overhead, which is charged to us.

•	We provide private line termination for UK based customers of other entities in Global Crossing.

•	We provide termination for inbound voice minutes from the US and the rest of the world.

•	Our parent provides termination of outbound minutes that originate in the UK.

For details of specific agreements, see Item 7B “Related Party Transactions”.

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

•

The deed of grant. We are party to a deed of grant with Network Rail giving us easement rights to retain existing equipment and to install new equipment on Network Rail lands and property. Under the deed of grant, we own long-term wayleave rights until at least 2046 over Network Rail’s land, permitting us to maintain existing leased and owned fiber and network equipment, and providing our right to lay new fiber and install new equipment on Network Rail property, subject to the payment of specified wayleave payments to Network Rail. We have a management agreement with Network Rail that regulates any new network layout. This is a very cost effective and easy way for us to extend our network in the UK. This mechanism has been used extensively and profitably during the period of the operation of this agreement.

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

Regulatory Framework

On July 25, 2003, the United Kingdom implemented four EU Communications Directives (“the directives”) including:

•	the Framework Directive (Directive 2002/21/EC);

•	the Access Directive (Directive 2002/19/EC);

•	the Authorization Directive (Directive 2002/20/EC); and

•	the Universal Services Directive (Directive 2002/22/EC).

The directives establish a new regime for the regulation of electronic communications networks (“EC”) networks, and electronic communications services (“EC services”) and this regime is codified by the Communications Act 2003 (“the 2003 Act”).

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

European Union 2006 Review

In October 2006, the European Commission consulted with the telecommunications industry on a number of possible changes to the present regulatory framework. Discussions with interested parties are underway and we anticipate that the Commission will publish its considered and detailed proposals during summer 2007. These proposals will then be subject to further consideration by the European Parliament and Council with the objective of concluding a new regulatory framework that will subsequently be transposed into national law within each Member State.

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

In September 2005, Ofcom published the conclusions of its Telecommunications Strategic Review (“TSR”) which had been commenced in early 2004. At the same time, the Ofcom Board announced that it had formally accepted legally-binding undertakings (which had been subject to consultation over the summer of 2005) from BT Group plc.

The TSR addresses issues that are significant to our business, namely: the manner in which effective and sustainable competition can be achieved in the UK telecom market; whether there is scope for a significant reduction in regulation; the incentivization of efficient and timely investment in next-generation networks; and whether there remains a case for the structural or operational separation of BT. Accordingly, both BT’s compliance with its undertakings and any development of regulatory policy arising from this strategic review will be important to our business.

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

BT Equivalence of Inputs

BT has undertaken to supply a range of products in the wholesale markets identified to all communications providers (including its own downstream operations) on the same timescales, terms and conditions (including price) and by the same systems and processes. BT will provide to all providers the same information about these products and their associated services, systems and processes. This set of rules has been termed equivalence of inputs between BT’s downstream divisions and its downstream competitors. BT commenced delivery of such products relevant to our business on September 30, 2006.

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

BT has established an Equivalence of Access Board (“EAB”) and an Equivalence of Access Office (“EAO”) tasked with policing BT’s compliance in relation to its undertakings. The EAO (i) published guidelines in February 2006, explaining how complaints will be handled; (ii) published its first Annual Report in May 2006; and (iii) handled its first significant complaint between August and November 2006 The EAO has announced that it will publish its second Annual Report, which will be subject to external assurance by PriceWaterhouseCoopers, in May 2007.

BT Confidentiality Structure

In addition to the undertakings related to Openreach, several of BT’s undertakings are intended to guard against inappropriate information flows and influence passing between different parts of its organization, and to monitor its compliance with these undertakings. These include provisions for an organizational separation between BT’s upstream operations (such as BT Wholesale) and its downstream operations (such as BT Retail), including a confidentiality structure between the two, and more specific protections to ensure that BT Wholesale acts in an independent and non-discriminatory fashion.

Next Generation Networks

Next Generation Networks (“NGN”) development is a significant technological change which requires substantial investment and detailed planning. In March 2006, after a public consultation exercise that commenced in June 2005, Ofcom set out its approach to facilitating effective cross-industry coordination and to providing greater clarity to operators and investors about the regulatory framework for NGN development.

Ofcom’s approach has included the establishment of a new industry body, NGN UK, This body has begun to focus on the technical and commercial arrangements for NGN development. Its initial priority is to help companies develop an effective technical and commercial framework for interconnection between NGNs. Ofcom has committed to monitor NGN development and the work of NGN UK closely, to ensure that regulation is informed by the industry’s commercial and technical priorities. Two main commercial priorities have been identified as evaluation and development of a new charging framework and a new charging model.

Industry

Developments within the Telecommunications Industry

Historically, the majority of telecommunications networks supported voice calls and were built with copper wires used for point-to-point voice connectivity, interconnected with basic switching systems. These networks were designed to carry voice calls in their native analogue form and had limited capability. In more recent times, as technology evolved, the voice signals were digitized and multiplexed together for higher speed, and more efficient, transmission over optical fibers. The process of multiplexing was basic, allocating a fixed amount of the available network resource to each signal, but it still increased flexibility by allowing low-speed digital signals to be combined with the digitized voice signals for transmission over optical fibers.

The development of complex digital applications—for example, the exchange of information over the internet, business transactions using e-commerce, and video streaming services, together with the increased connectivity opportunities as more and more users subscribe to internet-based services—has driven modern network operators to develop much higher speeds of connectivity and advanced protocols for managing the interconnection of individual applications, utilizing greatly increased computing power which is more readily available and affordable.

Competitors in the industry now seek to increase efficiency and flexibility, using the principle of “convergence” for all switching and transmission applications based on the “packet” principle. Complex digital applications use the packet principle to divide up information into manageable packets, then combine the packets from several applications together for high-speed and ultra high speed transmission. This packet principle can be applied to all digital applications and extended to digitized voice signals, thereby “converging” in a common packet-based switching and transmission network. The protocol used to manage the interconnection of these packets is IP, which has become accepted as the industry standard.

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

Some telecommunications providers, including Global Crossing, have built and operate networks to efficiently support the developing trend in demand for increasingly complex digital applications, and to continue to provide voice services, through solutions employing the principles of converged networks. The efficiency and inherent flexibility of a converged network means that network services can be grouped and managed to provide a customer-specific solution. Customers of managed services typically include multinational corporations, government agencies or other large organizations.

Network Technology for Managed Services

Managed services have been available for some time, including managed data wide area or local area networks, or data WAN or LAN, or managed voice networks, including private branch exchanges (“PBXs”). The technology traditionally used for these early managed services was ATM and frame relay, for data networks, and Time Division Multiplexing (“TDM”) for voice networks and these networks still predominate in the industry.

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

IP has become the protocol used for the management of wide area connectivity for most digital applications and digital voice, such as VoIP, applications. Within an operator’s network, ATM and frame relay may still be used to manage the IP connections across the network, but increasingly for converged networks the IP connections are managed by another technology known as multi-protocol label switching (“MPLS”).

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

Telecommunications Services Management

Management of telecommunications services has become an integral part of many companies’ strategies to gain competitive advantages or achieve operating efficiencies and hence the Company’s focus on providing managed services to our customers. The IP and MPLS developments allow voice and data networks to converge and to offer increased security on public networks, and through this technology operators are able to allocate and manage network resources on a customer-by-customer basis, creating customer-specific IP VPNs within their network IP VPNs.

The growing availability of services benefiting from converged networks, and the complexities of managing these services internally, are encouraging companies to outsource larger portions of their telecommunications functions to specialized providers of IP VPNs, thereby creating cost savings and allowing them to focus on their core businesses. The market growth in IP VPNs is providing operators with the economies of scale to develop new and innovative communications services, which further benefit customers and ultimately reduce customers’ telecommunications costs, including total cost of ownership, whilst providing for greater flexibility in providing for increasing bandwidth needs.

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

(1)

STT Communications Ltd (“STT”) a Singapore company, is in the business of media and telecommunications services, investment holdings and management services. STT’s shareholdings are as of November 1, 2006, and on a non-diluted basis.

D.	Property, Plant and Equipment

Property

We operate from approximately 212 properties (comprising 9 freeholds and 203 leaseholds) in the United Kingdom. The majority of our leasehold properties are held on standard commercial terms prevailing in the market at the time the leases were entered into. We occupy the following main premises:

Town	Floor areas sqf	Ownership	Use
Basingstoke	10,045	Leasehold	Network/office
Basingstoke	42,744	Leasehold	Network/office
Basingstoke	19,345	Leasehold	Office
Basingstoke	25,240	Leasehold	Office
Crewe	19,421	Leasehold	Network/office
Slough	26,749	Leasehold	Network/office
London	23,605	Leasehold	Office
London	7,086	Leasehold	Network
London	6,374	Leasehold	Technical
Leigh	6,834	Leasehold	Network
Leeds	4,360	Leasehold	Office
Liverpool	6,040	Leasehold	Network
York	5,000	Leasehold	Network/office

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

Fibernet currently uses an “off the shelf” financial system. We are in the process of migrating Fibernet onto SAP and expect to go live by the third quarter of 2007. We are also planning to migrate their billing system onto the Global Crossing “LEXM” application, however, at this time, there are no plans to migrate GCUK onto this system from Expresscom.

Insurance

Our parent company generally maintains property, business interruption, general liability and related insurance coverage for the GCL group of companies for which we are named insureds.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

You should read the following discussion together with the consolidated financial statements and the related notes to those consolidated financial statements contained elsewhere in this annual report. We have prepared the consolidated financial statements in accordance with IFRS as adopted in the EU. IFRS differs in certain significant respects from US GAAP. For a discussion of the differences between IFRS and US GAAP as they apply to us, see note 30 to our consolidated financial statements included elsewhere in this annual report.

Some of the information in the review set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” and Item 3.D. “Key information—Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this annual report.

Executive summary

Overview

We continue to be one of the leading UK providers of managed network communications services. We provide our managed data, IP and voice services to a range of government and public sector organizations, participants in the rail industry, major corporations and other communications companies. We are an indirect, wholly owned subsidiary, and the principal UK business, of GCL

On December 28, 2006, we acquired Fibernet from GC Acquisitions, an affiliated acquisition vehicle. See “Executive Summary—2006 highlights”.

Industry

The competitive landscape in the telecommunications industry is changing rapidly, and we believe we are well positioned to take advantage of these changes. We actively monitor events in this area, and look forward to the opportunities that this trend towards consolidation within the UK telecoms market will provide us.

Strategy

See Item 4 “Information on the Company—Business Overview—Business Strategy”.

2006 Highlights

Our consolidated revenue increased in 2006, compared to 2005. Increases in carrier voice were partially offset by decreases in enterprise and carrier data. Carrier voice revenues increased primarily due to increased sales volumes from new and existing customers, including contract novations from an affiliate, Global Crossing Europe Limited (“GCE”). Enterprise revenue decreased primarily due to (i) the continuing run off of previously notified contract losses with Her Majesty Revenue and Customs (“HMRC”) and the Department for Work and Pensions (“DWP”), (ii) the previously disclosed cessation of the contract with Royal Bank of Scotland, and (iii) pricing reductions for certain telecommunications services, partially offset by additional revenues from the British Council and MTS contracts, from other recently signed contracts such as the Crown Prosecution Service and from equipment sales in the fourth quarter. The decrease in carrier data relates primarily to the cessation of third-party revenue recognition related to contracts with Fibernet since the acquisition date.

During 2006, we posted an operating profit of £37.5 million. We generated £34.9 million of operating cash flow, after interest payments of £26.5 million.

Fibernet Group was founded in 1986 and is based in Basingstoke, England. Historically a competitor as well as one of our largest carrier customers, Fibernet is a provider of specialist telecommunications services in the United Kingdom. Fibernet’s customers are typically organizations in the retail, financial services and manufacturing sectors. Fibernet also provides network services to its carrier customers.

On August 25, 2006, our affiliate, GC Acquisitions, announced a recommended cash offer to acquire the entire issued and outstanding ordinary share capital of Fibernet Group plc. On October 11, 2006 GC Acquisitions announced it had received acceptances of its offer for Fibernet Group plc in respect of approximately 91% of the then existing ordinary share capital and declared the offer for Fibernet Group plc unconditional in all respects.

On October 26, 2006, the members of the then current board of directors of Fibernet Group plc resigned and were replaced by Global Crossing executives. On October 27, 2006, an application was made to the Financial Services Authority for the cancellation of the listing of Fibernet Group plc shares on the London Stock Exchange and for the cancellation of the admission to trading of Fibernet Group plc shares. On November 27, 2006, the Fibernet Group plc shares were de-listed from the London Stock Exchange and are no longer admitted to trading on any public trading market.

On December 7, 2006, our Board of Directors approved the acquisition of Fibernet from GC Acquisitions. On December 12, 2006, GC Acquisitions acquired the remaining outstanding Fibernet Group plc shares through the exercise of its right to acquire the minority shareholdings on a compulsory basis under applicable English law. The aggregate offer consideration for Fibernet Group was approximately £49.8 million. In addition, £2.1 million of costs attributable to the acquisition were incurred, resulting in a total purchase price of £51.9 million.

On December 28, 2006, the Issuer completed its offering of the Additional Notes. The £52.0 million aggregate principal amount of the Additional Notes was priced at 109.25 percent of par value and the issue raised £56.8 million in gross proceeds. The Additional Notes were issued under the Indenture, pursuant to which the Issuer previously issued the Initial Notes.

On December 28, 2006, proceeds from the offering were used to acquire Fibernet from GC Acquisitions, and to pay related fees and expenses. Upon completion of the acquisition by GCUK, Fibernet guaranteed the Additional Notes and all other obligations under the Indenture. Prior to the acquisition by GCUK, Fibernet Group Limited transferred its German business operations to GCI, by way of a transfer of Fibernet Holdings Limited, and its wholly owned subsidiary Fibernet GmbH, to GCI, for consideration of £1 and the assumption, by GCI, of £3.6 million of debt outstanding to Fibernet.

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

The costs of these functions and services have been historically allocated on a basis that we believe is a reasonable reflection of the utilization of each service provided to or the benefit received by our parent and subsidiaries of our parent. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by us if we had performed these functions or received these services as a stand-alone entity. Contemporaneous with the offering of the Initial Notes, we entered into a series of inter-company agreements in order to document more clearly the way in which we govern these relationships. Under the terms of these agreements, each of which was effective as of October 1, 2004, all services that the parent company had in the past provided to us continue to be available to us on a non-exclusive basis, and the pricing for each of these services is based on a formula that allocates costs based on actual use, market prices or on our percentage of the overall group revenue or assets, as applicable. Payments under the agreements are subject to an annual limitation, although any amounts exceeding that limitation will be permitted to be paid if the amounts are permitted under the Indenture governing the Notes. In some cases, the costs of these services are borne solely by our parent company. We also entered into other inter-company agreements with our parent company, including those for allocating costs of shared resources and voice termination.

The pricing formulas in the agreement may be changed from time to time, so long as they remain within the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administration of the Organization for Economic Co-operation and Development, or OECD, guidelines. See Item 7.B. “Major shareholders’ and Related Party Transactions—Related Party Transactions—Inter-company Agreements.”

We do not expect these agreements to have a material impact on our cost structure as (i) amounts of actual costs charged to us are subject to actual usage; (ii) we have the ability to change the method of allocation in accordance with OECD guidelines; and (iii) the amounts of actual costs charged to us are subject to the application of the limitations provided for in the corporate services agreement, one of the inter-company agreements.

We have historically included an annual worldwide allocation management fee in our financial statements under “Administrative Expenses” for any administrative service that our parent company or its affiliates provided to us (such as legal or Information Systems services). This continued in 2006 and we will continue to account for the net financial effect of these services in that line item.

Following the acquisition of certain property assets on December 9, 2004 from Bidco, these assets continue to be used by other group companies who are charged a rental based on the depreciation expense on the assets used.

Financial Relationships

We may, from time to time, upstream cash to our parent and other Group Companies, subject to the restrictions in the covenants in the Indenture governing our Senior Secured Notes and as permitted by English law. See “Liquidity and Capital resources”.

We have not historically made significant loans to Group Companies. Under the terms of the Indenture governing the convertible notes of GCL, loans from the Company made to GCL or another Group Company must be subordinated to the payment of obligations under the GCL’s convertible notes. The terms of any intercompany loan by the Company to GCL or another Group Company must be agreed by the Board of Directors.

There were no loans due to or from Group Companies at December 31, 2005. On April 12, 2006, the Company entered into an intercompany credit agreement (the “credit agreement”). As at December 31, 2006, there were loans of US$50.4 million (equivalent to £25.7 million as at December 31, 2006) due from Group Companies. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the Designated Cash Flow, as permitted and defined under the Indenture and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, and have an effective interest rate of 13.5%. These loans mature five business days prior to the principal outstanding on the Senior Secured Notes. GCUK also made loans to other Group Companies of US$30.4 million in April 2006 which were repaid in May 2006. In the year ended December 31, 2006, total finance revenue of £0.4 million (being interest income of £2.4 million, less a foreign exchange loss of £2.0 million) has been recognized in the condensed consolidated income statement in respect of these loans. There were no loan balances due to Group Companies as at December 31, 2006

On May 30, 2006, GCL completed concurrent public offerings of 12,000,000 shares of common stock and $144 million aggregate principal amount of 5% Convertible Notes for total gross proceeds of $384 million. The net proceeds from the public offerings were approximately $371 million, after deducting underwriters’ discounts and payment of other direct fees. The remaining net proceeds will be used for general corporate purposes, which may include the acquisition of assets or businesses that are complementary to our existing business.

On May 10, 2006, through certain of GCL’s U.S. subsidiaries, GCL entered into a $55 million working capital facility (the “Working Capital Facility”) with Bank of America, N.A and other lenders participating from time to time. The Working Capital Facility, which expires on May 9, 2009, provides for a secured revolving line of credit of up to $55 million; provided that the availability is limited to $35 million until certain financial tests are met. Initial advances under the facility (excluding the May 10, 2006 advance of $1 million representing an upfront fee “rolled” into the facility) are subject to certain state regulatory approvals, which were received in the first quarter of 2007, and to customary closing conditions. At December 31, 2006, GCL had $1 million of borrowings and $9 million remaining available (after deduction of letters of credit issued) under the Working Capital Facility.

As originally executed, the Working Capital Facility allowed for the issuance, in the sole discretion of the lenders, of letters of credit prior to the satisfaction of all conditions precedent to borrowing under the facility (including the receipt of all required regulatory approvals), provided that any such letters of credit were required to have been cash collateralized. In the third quarter of 2006, the Working Capital Facility was amended to eliminate the cash collateralization requirement. During the year ended December 31, 2006, approximately $25 million of commercial letters of credit were issued under the Working Capital Facility.

On October 26, 2006 GCL announced it had agreed to acquire the issued and to be issued share capital of Impsat Fiber Networks Inc. (“Impsat”) for approximately $95 million. GCL will assume, refinance and/or repay Impsat’s debt which was $241 million at September 30, 2006. Impsat is a Latin American provider of IP, hosting and value-added data solutions.

On October 26, 2006, GCL also announced it had obtained a financing commitment from Credit Suisse for up to $200 million to refinance most of Impsat debt that is not being repaid at closing. On February 14, 2007 GCL cancelled the commitment with Credit Suisse and a wholly-owned subsidiary of GCL, GC Impsat Holdings I Plc (“GC Impsat”), and issued $225 million aggregate principal 9.875% senior notes due February 15, 2017 (the “GC Impsat Notes”). Interest is payable in cash semi annually in arrears every February 15 and August 15 commencing August 15, 2007. The proceeds of the offering will be used to finance a portion of the purchase price (including the repayment of indebtedness) of Impsat.

A.	Results of Operations

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

Long-Term IRU Agreements. Revenues from the lease of network capacity and dark fiber to third parties pursuant to long term IRU agreements are recognized on a straight line basis over the life of the contract. Non-refundable payments received from customers, before relevant criteria are satisfied for revenue recognition, are included in deferred revenue in the accompanying consolidated balance sheets.

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

Cost of access is the cost associated with transporting traffic to and from our customers’ premises from and to the closest point of entry on our network or between PoPs on our network where we require additional capacity or service protection. These costs are the largest component of our cost structure, accounting for more than 50% of our cost of sales in the financial periods discussed in this section.

We purchase access services in several forms, including:

•	fixed-cost leases to secure dedicated connections to our network for managed service customers, including “local loop” and partial private circuits (“PPCs”);

•	fees for the minute-of-use (“MOU”) charges for international voice services;

•	MOU charges for domestic local service providers to terminate both local and long-distance calls that originate on our network; and

•	leased facilities, both domestic and international, to supplement and strengthen our network or improve our network reach.

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

The depreciation and amortization expense that we include in cost of sales relate to the depreciation of technical property and equipment, principally telecommunications equipment like switches, IP routers, add-drop multiplexers, transmission equipment and customer premises equipment, as well as software, computer equipment, terrestrial cable and fiber, and leasehold improvements. Amortization expenses also consist of amortization of installation costs.

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

Finance costs and finance revenue

Our finance cost consists primarily of the interest we pay on our third-party debt, together with the associated foreign exchange income / expense, and capital leases. Our finance revenue consists of the interest we earn on our bank deposits and late receipts and loans with affiliated companies.

Tax

We have generated a profit in the past three years but have been able to eliminate all of our tax liability for these years by using a portion of the unrecognized losses carried forward from prior years. We do not believe that there is any restriction under current law or regulations that will limit our ability to continue carrying these net operating losses forward or to apply them to offset future taxable income.

Results of operations for the year ended December 31, 2006 compared to the results of operations for the year ended December 31, 2005

The following table summarizes our consolidated income statements for the years ended December 31 2005 and 2006.

	Year ended December 31,
	2005	2006	Change	% Change
	(in thousands)
Revenue	£239,498	£240,612	£1,114	0.5%
Cost of sales	(136,317)	(147,481)	(11,164)	(8.2)%

Gross profit	103,181	93,131	(10,050)	(9.7)%
Distribution costs	(10,009)	(10,385)	(376)	(3.8)%
Administrative expenses	(47,738)	(53,683)	(5,945)	(12.5)%
Net gain arising from acquisition of Fibernet	—	8,453	8,453	NM

	(57,747)	(55,615)	2,132	3.7%

Operating profit	45,434	37,516	(7,918)	(17.4)%
Finance revenue	2,206	1,503	(703)	(31.9)%
Finance charges	(42,125)	(16,191)	25,934	NM
Tax benefit/(charge)	2,477	(9,377)	(11,854)	NM

Profit	£7,992	£13,451	£5,459	68.3%

NM	Not meaningful

Revenue

	Year ended December 31,
	2005	2006	Change	% Change
	(in thousands)
Enterprise	£220,909	£219,658	£(1,251)	(0.6)%
Carrier data	16,644	16,035	(609)	(3.7)%
Carrier voice	1,445	4,394	2,949	204.1%
Intercompany	500	525	25	5.0%

	£239,498	£240,612	£1,114	0.5%

Our consolidated revenue increased in 2006, compared to 2005. Increases in carrier voice were partially offset by decreases in enterprise and carrier data. Carrier voice revenues increased primarily due to increased sales volumes from new and existing customers, including contract novations from an affiliate, Global Crossing Europe Limited (“GCE”). Enterprise revenue decreased primarily due to (i) the continuing run off of previously notified contract losses with Her Majesty Revenue and Customs (“HMRC”) and the Department for Work and Pensions (“DWP”), (ii) the previously disclosed cessation of the contract with Royal Bank of Scotland, and (iii) pricing reductions for certain telecommunications services, partially offset by additional revenues from the British Council and MTS contracts, from other recently signed contracts such as the Crown Prosecution Service and from equipment sales in the fourth quarter. The decrease in carrier data relates primarily to the cessation of third-party revenue recognition related to contracts with Fibernet since the acquisition date.

Cost of Sales

	Year ended December 31,
	2005	2006	Change	% Change
	(in thousands)
Cost of access	£71,969	£76,975	£5,006	7.0%
Customer specific costs(1)	28,586	31,117	2,531	8.9%
Depreciation and amortization	18,134	22,757	4,623	25.5%
Third party maintenance	17,628	16,632	(996)	(5.7)%

	£136,317	£147,481	£11,164	8.2%

(1)	For operating leases and cost-plus arrangements only.

Cost of sales increased year on year primarily due to increases in cost of access, customer specific costs and depreciation and amortization. The increase in cost of access is the result of (i) the inclusion of certain one-time benefits in 2005 relating to lower pricing for access circuits and the resolution of a dispute relating to mobile phone charges, and (ii) additional costs associated with the increase in carrier sales volume. The increase in customer specific costs is primarily the result of equipment sales in the fourth quarter of 2006. The increase in depreciation and amortization was primarily due to property, plant and equipment additions and a one time reduction in depreciation in the second quarter of 2005 following the return of assets previously held under a finance lease to Network Rail. These increases in cost of sales are partially offset by a reduction in third party maintenance, primarily due to negotiated contractual reductions.

Administrative Expenses

The increase in our administrative expense in the year ended December 31, 2006 compared to the same period in 2005 was primarily due to (i) a one time £4.1 million gain in 2005 resulting from the release of a finance lease obligation related to assets returned to Network Rail, (ii) a £3.0 million credit relating to the intercompany management fee (comprising costs charged under the corporate services and shared service agreement) received in 2005 and (iii) higher property tax rebates in 2005 including an English rates rebate of £4.9 million (net of interest received). These increases were partially offset by decreases totalling £6.4 million in (i) staff costs as a result of recording no annual bonus program accrual for 2006 and accruing other performance based compensation plans at a significantly lower rate than in 2005 as a result of not achieving 2006 financial targets; (ii) professional fees primarily due to the inclusion in 2005 of costs relating to our increased reporting requirements and the completion of the registered exchange offer, some of which were one-time in nature, and (iii) favourable exchange rate movements on foreign denominated balances (excluding the Senior Secured Notes and loans to group companies) in the year ended December 31, 2006 as compared to the previous year.

Net gain arising from acquisition of Fibernet

In 2006 the Company recognized an £8.4 million non-cash, non-taxable gain, resulting from the deemed settlement of pre-existing relationships with Fibernet and a £1.7 million gain resulting from negative goodwill arising on the acquisition of Fibernet (see note 4 “Business Combinations” within the accompanying consolidated financial statements). These gains were partially offset by the recognition of a £1.7 million restructuring charge relating to the termination of redundant Fibernet employees and the termination or restructuring of certain Fibernet facility lease agreements (see note 17 “Provisions” within the accompanying consolidated financial statements).

Finance Revenue

The decrease in finance revenue, in the year ended December 31, 2006 compared with the same period in 2005 was primarily due to interest received on higher average cash balances held on deposit throughout 2005 and unfavorable foreign exchange rate movement on loans due from GCE (see “Relationship with our Parent Company and its Affiliates—Loans to Group Companies” for more information), partially offset by interest charged on these loans.

Finance Charges

The decrease in finance charges in the year ended December 31, 2006 compared with the same period in 2005 was primarily due to a favorable exchange rate movement on the Senior Secured Notes resulting in an unrealized £14.1 million gain on foreign exchange in the year ended December 31, 2006 against an unrealized £12.2 million loss in the year ended December 31, 2005.

Tax.

During the year ended December 31, 2006, we reduced our deferred tax asset by £8.6 million due to a change in our estimate of the future realization of our deferred tax assets, which had been created by prior years tax losses. At December 31, 2006 we had net unutilized operating losses carried forward of £309 million. At December 31, 2006 a £5.3 million deferred tax asset is reflected within our consolidated balance sheet due to the Company considering that it is more likely than not that sufficient profits will be available against which to offset the deferred tax asset.

A current year tax charge of £0.8 million has also been recorded, which reflects an amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the Group.

Results of operations for the year ended December 31, 2005 compared to the results of operations for the year ended December 31, 2004

The following table summarizes our consolidated income statements for the years ended December 31 2004 and 2005.

	Year ended December 31,
	2004	2005	Change	% Change
	(in thousands)
Revenue	£271,096	£239,498	£(31,598)	(11.7)%
Cost of sales	(156,735)	(136,317)	20,418	13.0%

Gross profit	114,361	103,181	(11,180)	(9.8)%
Distribution costs	(10,504)	(10,009)	495	4.7%
Administrative expenses	(40,258)	(47,738)	(7,480)	(18.6)%

	(50,762)	(57,747)	(6,985)	(13.8)%

Operating profit	63,599	45,434	(18,165)	(28.6)%
Finance revenue	1,324	2,206	882	66.6%
Finance charges	(1,937)	(42,125)	(40,188)	NM
Tax benefit	11,364	2,477	(8,887)	(78.2)%

Profit	£74,350	£7,992	£(66,358)	(89.3)%

NM Not meaningful

Revenue

	Year ended December 31,
	2004	2005	Change	% Change
	(in thousands)
Enterprise	£236,508	£220,909	£(15,599)	(6.6)%
Carrier data	20,708	16,644	(4,064)	(19.6)%
Carrier voice	13,276	1,445	(11,831)	(89.1)%
Intercompany	604	500	(104)	(17.2)%

	£271,096	£239,498	£(31,598)	(11.7)%

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

Cost of Sales

	Year ended December 31,
	2004	2005	Change	% Change
	(in thousands)
Cost of access	£87,749	£71,969	£(15,780)	(18.0)%
Customer specific costs(1)	28,716	28,586	(130)	(0.5)%
Depreciation and amortization	19,854	18,134	(1,720)	(8.7)%
Third party maintenance	20,416	17,628	(2,788)	(13.7)%

	£156,735	£136,317	£(20,418)	(13.0)%

(1)	For operating leases and cost-plus arrangements only.

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

Distribution Costs

The reduction in our distribution costs was due to reduced staffing levels, partially offset by higher agency commission fees paid to third parties for the introduction of customers.

Administrative Expenses

The most significant change is an increase in foreign exchange expenses due to unfavorable movements in foreign exchange rates. Favorable movements in foreign exchange rates in 2004 led to a foreign exchange gain on certain inter-company balances in that year. We also incurred additional professional services costs, primarily audit, accounting consultancy and legal fees, many of which were one-time in nature, due to our preparation for our increased external reporting requirements. There was a decrease in the overall credits related to restructuring due to changes made to our restructuring assumptions. These increases are partially offset by a decrease in management fees, facilities costs and by release of certain capital lease obligations. Our management fee (comprising costs charged under the corporate services and shared services agreement) decreased when compared with 2004, due to overhead cost cutting at the corporate level. Our office and facilities costs decreased because of higher property tax rebates in 2005 as compared with 2004 (see below), partially offset by increase in rents as a result of rent reviews on several of our properties and higher utilities in 2005. In the second quarter of 2005 certain copper assets previously held under the finance lease with Network Rail were returned to Network Rail. At that time we recognized a gain on release of this capital lease obligation.

Finance Revenue

The increase in finance revenue, in the year ended December 31, 2005 compared with the same period in 2004 was primarily due to interest received on higher average cash balances held on deposit throughout 2005.

Finance Charges

The increase in finance charges, in the year ended December 31, 2005 compared with the same period in 2004 was primarily due to interest payable on the Notes issued in December 2004, partially offset by the interest charged in 2004 on the STT bridge facility. The foreign exchange cost associated with these transactions has also contributed to this variance.

Tax

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

Critical Accounting Policies and Estimates

The review of our results of operations is based upon our consolidated financial statements, which have been prepared in accordance with IFRS.

The preparation of these consolidated financial statements, in conformity with IFRS requires our management to make judgments, estimates and assumptions that affect the reported assets and liabilities at the date of the consolidated financial statements and revenue and expenses during the period. Critical accounting policies are those that are the most important to the portrayal of our balance sheet, profit and loss and cash flows and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Our management bases its estimates on historical experience and other assumptions that it believes are reasonable. We also prepare a reconciliation of our net profit and equity shareholder’s deficit to US GAAP. Our critical accounting policies are discussed below and should be read in conjunction with our disclosure of significant accounting policies provided in note 2 to the consolidated financial statements. The Company has determined that critical accounting policies of the Company are the same under IFRS and US GAAP. For specific differences relating to these policies, see note 30 to our consolidated financial statements.

Provisions for Credit Notes

During each reporting period, we must make estimates for potential future sales credits to be issued in respect of current revenues, related to billing errors, service interruptions and customer disputes. We analyze historical credit activity and changes in customer demands related to current billing and service interruptions when evaluating our credit note provision requirements. We reserve for known billing errors and service interruptions as incurred. We review customer disputes and reserve against those we believe to be valid claims. We also estimate a general sales credit reserve related to unknown billing errors and disputes based on such historical credit activity. The determination of the sales credit and customer dispute credit reserve requirements involves significant estimation and assumption. The actual credit notes issued may deviate from this estimate due to changes in the underlying data. We review the estimates every period and may be required to adjust the estimate in a subsequent period. There have been no material adjustments in any of the periods presented. The provision for credit notes was £3.7 million, £2.8 million and £4.1 million at December 31, 2004, 2005 and 2006, respectively. The expense recorded in the year ended December 31, 2004 was £3.8 million, and the credit recorded in the year ended December 31, 2005 was £0.9 million. The expense recorded in the year ended December 31, 2006 was £1.3 million.

Cost of Access Accruals

Cost of access, our single largest expense amounting to approximately £87.7 million, £72.0 million and £77.0 million, or 32.4%, 30.0% and 32.0% of revenue for the years ended December 31, 2004, 2005 and 2006, respectively, is expensed as incurred. The recognition of these costs involves the use of various management estimates and assumptions and requires us to rely on non-financial systems. Consistent with other costs recorded in each reporting period, we incur a significant amount of services for which suppliers have not yet billed us during that period. We therefore need to make significant estimates for our access costs, specifically regarding traffic resulting in usage-based access costs. Our cost of access is primarily comprised of usage-based voice charges paid to other carriers to originate and/or terminate switched voice traffic, and charges for leased lines for dedicated facilities. The usage-based voice accruals are a direct result of the traffic volume in the particular month for which we do not have invoices at the time of the close of our monthly reporting period. We utilize the minute volumes reports from our switched network that feed into an internal access reporting system, which also maintains our access supplier contract and tariff rates on a rate table to assist in estimating our usage-based access costs. Dedicated facility access costs are also estimated based on the number of circuits and the average circuit costs, based on our internal records, adjusted for contracted rate changes. Management continuously monitors the accuracy of our systems to measure network volumes and track circuits, and our rate tables are updated frequently to maintain the accuracy of the rate structure we have with our access providers and per the current regulated tariff rates. After payment of invoices from access providers (which can take 90 days to receive following the close of the monthly reporting period), we evaluate whether we require an aggregate adjustment to the total accrual. In certain instances, we engage in a reconciliation process with the access providers in order to arrive at a mutual understanding of the appropriate level of charges. We typically maintain an accrual for the amount subject to dispute and generally withhold payment until the dispute is settled. Due to the complexity of the combination of changing regulations, pricing fluctuations, measuring traffic volumes and new supplier agreements, the estimates are subject to change. Changing regulations regarding access rules and related charges also create uncertainty regarding how the changes may impact the rate tables that we maintain internally. In spite of the difficulties involved in the estimation process, we believe we have established adequate access cost accruals due to our overall approach.

Valuation of Fixed Assets

We assess fixed assets that have finite useful economic lives for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable or otherwise as required by accounting standards. Factors that would indicate potential impairment include the following:

•	significant under-performance relative to expected historical or projected future operating results;

•	significant changes in the use of our assets or a change in our business strategy;

•	significant changes in technology and the regulatory environment; and

•	significant negative industry or economic trends.

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

Based on our assessment of recoverability, we have no such impairments during the years ended December 31, 2004, 2005 and 2006.

Pension Benefits

Our employees participate in two occupational pension schemes: the Railways Pension Scheme, which is a defined benefit scheme; and the Global Crossing Pension Scheme, which has a defined contribution section and a defined benefit section. The Company accounts for retirement benefits in accordance with, IAS 19 “Employee benefits” (“IAS 19”). Under US GAAP, pensions are accounted for in accordance with SFAS 158 “Accounting for Defined Benefits Pension and Other Postretirement Plans” (“SFAS 158”). See note 30 in the accompanying consolidated financial statements.

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

Restructuring

We have engaged in restructuring activities, which require us to make significant judgments and estimates in determining restructuring charges, including, but not limited to, sublease income or disposal costs, length of time on market for abandoned rented facilities, and contractual termination costs. Such estimates are inherently judgmental and changes in such estimates, especially as they relate to contractual lease commitments and related anticipated third-party sublease payments, could have a material effect on the onerous lease liabilities and consolidated income statement. This restructuring provision is composed of continuing building lease obligations and broker commissions for the restructured sites (aggregating £36.7 million as of December 31, 2006), offset by discounted anticipated receipts from existing and future third-party subleases. As of December 31, 2006, anticipated third-party sublease receipts were £29.4 million, representing £21.7 million from subleases already entered into and £7.7 million for subleases projected to be entered into in the future. We continually review the anticipated costs and third-party sublease payments on a quarterly basis and record adjustments for changes in these estimates in the period such changes become known. For further information related to our restructuring activities see note 17, “Provisions,” to the accompanying consolidated financial statements. For information related to differences between IFRS and US GAAP, see note 30 to the accompanying consolidated financial statements.

Income Taxes

We have significant deferred tax assets related primarily to net operating losses (“NOLs”). The realization of these assets is not assured and depends on sufficient taxable income being generated in the future. Management has exercised judgment in determining the extent of the realization of these losses based upon estimates of future taxable income. Where there is an expectation that, on the balance of probabilities, there will not be sufficient taxable profits to use these NOLs, the asset has not been recorded. If actual events differ from our management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the realizability of these estimates could materially impact our financial position and results of operations. At December 31, 2006, we had a total deferred tax asset of £95.7 million. Of this amount, £5.3 million of deferred tax asset was recognized due to sufficient positive evidence of the realization of the assets in the foreseeable future.

B.	Liquidity and Capital Resources

At December 31, 2006 our available liquidity consisted of £40.3 million of cash and cash equivalents. Our liquidity requirements arise primarily from capital expenditure, finance charges, and to a lesser extent, working capital requirements. Since the second quarter of 2003, our cash flows from operations have been sufficient to meet our liquidity needs. We may, from time to time, upstream cash to our parent and other group companies. It will not be possible for us to pay dividends to our shareholder, an indirect subsidiary of our parent, until such time as our accumulated realized profits exceed our accumulated realized losses. It is anticipated, therefore, that we will not be in a position to pay dividends for some time, and any funds to be upstreamed to our parent are likely to be by way of intercompany loans. The terms of any intercompany loan made by us to our parent or its subsidiaries will reflect our ongoing liquidity requirements, the restrictions contained in the covenants in the Indenture and the requirements of English law.

Within 120 days after the period beginning December 23, 2004 and ending December 31, 2005 and for each 12-month period thereafter, GCUK must offer to purchase a portion of the Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of the Designated Cash Flow (as defined in the Indenture) from that period (the “Annual Repurchase Offer”). Designated Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the 2006 Annual Repurchase Offer, we will not offer to purchase any of the Notes as a result of not meeting the stipulated cash flow requirement.

Future Sources and Uses of Liquidity

In 2005, we signed an agreement for a £10 million finance lease facility, of which £4.9 million had been drawn down as at December 31, 2006. The facility is used to finance the rollout of IP enabled switches to Network Rail and certain other train operating companies.

Our parent company may continue to use us as a source of funding for itself and its affiliates, subject to the covenants in the Notes and restrictions under English law, and we may continue to periodically to upstream our excess cash flow through loans, if possible, or dividends. The restrictions in the Indenture and under English law will limit the amount and terms relating to funds sent to our parent and its affiliates. See “Indebtedness—Senior Secured Notes” for further information on this.

During 2006 we made net loans to GCE of US$50.4 million (equivalent to £25.7 million as at December 31, 2006) during this twelve month period. See Item 7 “Major shareholders and Related Party Transactions”.

On April 11, 2007, the GCUK board of directors approved an additional US$15 million loan to be provided to GCE during the second quarter of 2007. The loan will be made in accordance with the Indenture and under the same terms and conditions as provided to GCE (see Item 7 “Major Shareholders and Related Party Transactions”).

We expect that operating cash flow will suffice to meet our required anticipated liquidity requirements including those related to capital expenditures (including those related to capital leases) and servicing interest due on the Senior Secured Notes.

Cash-Generating Business

In each of the two years ended December 31, 2005 and 2006, we were a cash-generating business. We generated cash from operations (before interest payments) of £64.6 million and £61.4 million, and made interest payments of £26.9 million and £26.5 million, for the years ended December 31, 2005 and 2006, respectively.

We maintain daily reporting of our cash position and measure our performance against our expected cash flows weekly. The expected impact on short-term and long-term cash performance is a critical topic in each significant business decision, including when we negotiate new contracts and renegotiate existing contracts with customers.

Cash Flow Activity

The table below shows our net cash flow for the years ended December 31, 2005 and 2006.

	Year ended December 31,
	2005	2006	Change	% Change
	(in thousands)
Net cash provided by operating activities	£37,638	£34,910	£(2,728)	(7.2)%
Net cash used in investing activities	(7,963)	(61,700)	(53,737)	NM
Net cash (used in)/provided by financing activities	(6,021)	22,252	28,273	NM

Net increase/(decrease) in cash and cash equivalents	£23,654	£(4,538)	£(28,192)	NM

Net cash inflow from operations consists of five major ongoing components: profit adjusted for net finance charges, income tax, depreciation and amortization, and certain other significant non-cash items; changes in working capital; changes in provisions; changes in other assets and liabilities; and interest paid. Within working capital, the major items are increases and decreases in creditors and debtors. We include inter-company trade payables and receivables in those categories, as well as certain inter-company financial obligations that do not qualify as debt.

Net cash flow from investing activities includes interest received on bank deposits, interest received on finance lease receivables and payments to acquire tangible fixed assets and subsidiaries, net of cash acquired.

Net cash flow from financing activities includes the issuance of the Notes, loans provided by and repaid to group companies, repayments of capital lease obligations and receipts from capital leases.

Net Cash Flow from Operations

Net cash provided by operating activities was £37.6 million and £34.9 million for the years ended December 31, 2005 and 2006, respectively. The decrease was primarily the result of the change in profits after deducting certain non-cash items partially offset by a favorable movement in working capital. Cash provided by changes in working capital were £1.4 million and £9.2 million for the years ended December 31, 2005 and 2006, respectively. For the years ended December 31, 2005 and 2006, changes in working capital are subject to significant variability from quarter to quarter depending on the timing of operating cash receipts and payments together with customer billing cycles and supplier invoicing. We incur interest expenditure on our finance leases and Senior Secured Notes. Interest expenditure fluctuates from period to period as additional assets are covered by our finance leases and as the current portion of finance leases expire.

Net cash flow from investing activities

We increased our level of capital expenditure, when compared to the previous year, by £11.0 million to £20.4 million for the year ended December 31, 2006 primarily due to requirements under the security accreditation of our Customer Network Operations Centre, the fit-out of our London head office, the installation of SAP, the upgrade of our operator services platform and the capital expenditure associated with the delivery of the Vodafone contract.

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

Net cash outflow in connection with the acquisition of Fibernet comprised £53.1 million paid to GC Acquisitions offset by £8.1 million net cash acquired.

Interest received increased, when compared to the previous year, by £2.3 million to £3.7 million for the year ended December 31, 2006 primarily due to interest received on net loans made to GCE. See Item 7 “Major Shareholders and Related party Transactions”.

Net cash flow from financing activities

Net cash inflow from issuance of the Additional Notes comprised £56.8 million gross proceeds less £1.4 million capitalizable financing fees.

The Company made net loans to GCE of US$50.4 million (equivalent to £25.7 million as at December 31, 2006) during this twelve month period. See Item 7 “Major Shareholders and Related Party Transactions”.

Indebtedness

Senior Secured Notes

On December 23, 2004, the Issuer issued the Initial Notes comprising $200.0 million in aggregate principal amount of 10.75% US dollar-denominated senior secured notes and £105.0 million in aggregate principal amount of 11.75% pound sterling-denominated senior secured notes. The Initial Notes were issued at a discount of approximately £3.0 million. The Initial Notes mature on the tenth anniversary of their issuance.

On December 28, 2006, the Issuer completed its offering of the Additional Notes. The £52.0 million aggregate principal amount of Additional Notes was priced at 109.25% of par value and the issue raised £56.8 million in gross proceeds. The Additional Notes were issued under the Indenture pursuant to which GC Finance previously issued the Initial Notes. The proceeds from the Additional Notes were used to finance the Fibernet acquisition.

Interest is payable in cash semi-annually on June 15 and December 15. The discount, premium and fees associated with the issuance of the Notes are amortized over the term of the Notes using the effective interest method.

The Notes are senior obligations of the Issuer and rank equal in right of payment with all of its future debt. The Guarantors have guaranteed the Notes as a senior obligation ranking in equal right of payment with all of their existing and future debt. The Notes are secured by certain assets of the Guarantors, including the capital stock of the Issuer and Fibernet , but certain material assets of the Guarantors do not serve as collateral for the Notes.

The Issuer may redeem the Notes in whole or in part, at any time on or after December 15, 2009, at redemption prices decreasing from 105.375% (for the US dollar-denominated Notes) or 105.875% (for the pound sterling-denominated Notes) in 2009 to 100% of their principal amount in 2012 and thereafter, plus any accrual and unpaid interest. At any time before December 15, 2009, the Issuer may redeem either or both series of Notes, in whole or in part, by paying a “make-whole” premium, calculated in accordance with the Indenture. The Issuer may also redeem up to 35% of the principal amount of either series of Notes before December 15, 2007 using the proceeds of certain equity offerings. The Issuer may also redeem either or both series of Notes, in whole or in part at a price equal to their principal amount plus accrued and unpaid interest, upon certain changes in tax laws and regulations that cannot reasonably be avoided.

If we undergo specific kinds of changes in control, we or the Issuer must offer to repurchase the Notes at a redemption price equal to 101% of the principal amount. The Notes may also be called at par by STT Communications Ltd (or one of its affiliates), for so long as it together with its affiliates holds not less than 50% of the then outstanding principal amount of our parent’s mandatory convertible notes at any time, in the event of certain payment events of default or post acceleration and in the case of certain enforcement events.

The Notes were issued under the Indenture, which includes covenants and events of default that are customary for high-yield senior note issuances. The Indenture limits the Company and its restricted subsidiaries’ ability to, among other things: (i) incur or guarantee additional indebtedness, (ii) pay dividends or make other distributions to repurchase or redeem its stock, (iii) make investments or other restricted payments, (iv) create liens, (v) enter into certain transactions with affiliates, (vi) enter into agreements that restrict the ability of its material subsidiaries to pay dividends, and (vii) consolidate, merge or sell all or substantially all of its assets.

Within 120 days after the end of the period beginning December 23, 2004 and ending December 31, 2005 and for each 12-month period thereafter, GCUK must offer to purchase a portion of the Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of Designated Cash Flow (as defined in the Indenture) (“Designated Cash Flow”) from that period (the “Annual Repurchase Offer”). Designated Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the 2006 Annual Repurchase Offer, we will not offer to purchase any of the Notes as a result of not meeting the stipulated cash flow requirement.

A loan or dividend by the Company to GCL and its affiliates is a restricted payment under the Indenture. Under the Indenture such a payment (i) may be made only if the Company is not then in default under the Indenture and would be permitted at that time to incur additional indebtedness under the applicable debt incurrence test; (ii) may generally be made only within ten business days of consummation of each Annual Repurchase Offer; and (iii) would generally be limited to 50% of the Company’s Designated Cash Flow plus the portion, if any, of the applicable Annual Repurchase Offer that the holders of the Notes decline to accept. In addition, so long as the Company is not then in default under the Indenture, it may make up to £10.0 million in the aggregate in restricted payments in excess of 50% of Designated Cash Flow for a given period; provided that any such excess payments shall reduce the amount of restricted payments permitted to be paid out of future Designated Excess Cash Flow. Under our parent’s convertible notes indenture, loans from the Company to GCL or GCL’s other subsidiaries must be subordinated to the payment of obligations under our parent’s convertible notes. The terms of any inter-company loan by the Company to GCL or GCL’s other subsidiaries are required by the Indenture to be at arm’s length and, if for a sum in excess of £5 million, must be approved by a majority of the disinterested members of the Company’s Board of Directors, including its independent members. In the exercise of their fiduciary duties, the Company’s directors will require the Company to maintain a minimum cash balance in an amount they deem prudent.

In August 2005, we filed a registration statement with the SEC in relation to an offer to exchange the Initial Notes for publicly tradable notes that have identical terms (except for terms concerning additional interest and transfer restrictions). The exchange offer was completed in September 2005. The exchange notes together with the unregistered Notes that remain outstanding after the completion of the exchange offer are treated as a single class of debt securities under the Indenture. The US dollar-denominated exchange notes are eligible for trading in the Private Offerings, Resales, and Trading through Automatic Linkages Market, commonly referred to as the Portal Market. As of September 27, 2005 when the exchange offer closed, the exchange offer was taken up by 99.93% of the holders of the $200 million 10.75% senior secured notes and 100% of the holders of the £105 million 11.75% senior secured notes.

The Additional Notes were sold only to qualified institutional buyers in the United States under Rule 144A and to qualified investors outside the United States that are non-U.S. Persons under Regulation S and have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any other applicable securities laws. The Additional Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company intends to file a registrations statement with the SEC in relation to an offer to exchange the Additional Notes for publicly tradable Notes during the second half of 2007.

Our Lease Obligations

We have capitalized commitments for property, plant and equipment and computer software that qualify as obligations under finance leases. Our lease with Network Rail, the largest of our finance leases, includes fiber and equipment on the rail network. At December 31, 2006, the total liability under the Network Rail lease was £20.1 million, a decrease in our liability of £2.3 million during the year ended December 31, 2006. The other finance leases have a total liability of £12.3 million outstanding and include voice equipment supporting various customers. Obligations under finance leases are recognized in current and non current liabilities in the consolidated balance sheets included within our consolidated financial statements.

Our operating leases cover both leases of real property and leases of equipment. The real property leases require us to make payments aggregating about £111.3 million.

C.	Research and development, patents and licenses

Not applicable

D.	Trend information

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

We believe that a key success factor in acquiring new customers will be our ability to build cooperative relationships with system integrators (“SIs”). SIs have assisted us in pursuing new customers and have allowed us to bundle our services with the equipment or applications that they provide. We currently serve several very large customers through SI relationships and we plan to continue improving our ability to partner with successful SIs in order to win customers.

E.	Off-Balance Sheet Arrangements

Off balance sheet arrangements are defined as being any transaction, agreement or other contractual arrangement to which an entity unconsolidated by the Company, is a party, under which the Company has (i) any obligation under a guarantee contract, (ii) a retained or contingent interest in assets transferred, (iii) an obligation under a derivative instrument, or (iv) any obligation, including a contingent obligation, arising out of a variable interest.

We are not party to any off-balance sheet arrangements.

F.	Contractual Obligations

Tabular Presentation of Cash Commitments at December 31, 2006

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Debt obliagtions(¹)	£497,222	£30,427	£60,854	£58,808	£347,133
Finance lease and hire purchase obligations	41,942	11,998	15,488	5,803	8,653
Operating lease obligations	111,330	18,131	27,751	18,026	47,422
Purchase obligations(²)	133,082	60,570	42,923	12,763	16,826
Pension obligations	14,145	1,194	2,517	2,728	7,706

Total	£797,721	£122,320	£149,533	£98,128	£427,740

(1)

The amounts presented include both principal and interest. The principal repayment of the Notes of approximately £258.9 million included within the “More than 5 years” section of the table. As the Designated Cash Flow will vary from period to period we have not predicted early purchases of the Notes. The $200.0 million principal has been translated for all periods at the December 31, 2006 year-end rate of 1.9623 US dollars to one pound sterling. The US dollar interest included in the period up to five years has been calculated using the swap rate of 1.945 US dollars for one pound sterling. The US dollar interest included in periods of more than five years has been calculated using the bond rate of 10.75% and has been translated at a rate of 1.9623 US dollars to one pound sterling. The pound sterling interest has been calculated using the bond rate of 11.75%.

(2)

Amounts represent contractual commitments to third parties to purchase network access services (£57.5 million), the undiscounted value of rental payments for restructured properties (£33.3 million), maintenance services for portions of our network (£24.2 million) and other purchase commitments (£18.1 million, which includes £13.0 million in respect of committed capital expenditure). These amounts are expected to incurred within 12 months of the year end.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors, Senior Management

The Issuer’s board of directors consists of the same Board of Directors as ours. The business address of each director of the Issuer and the Company is 1 London Bridge, London SE1 9BG, England. Certain of our senior managers have responsibilities for their respective functions in Europe in addition to their responsibility for the management of our Company. In most instances, our and our parent’s senior management is not employed by us, but by one of our affiliates.

Our directors, executive management and senior management, and their ages and positions, are as follows:

Name	Age	Position
José Antonio Ríos(1)	61	Chairman; International President, Global Crossing Limited

Anthony D Christie(2)(3)	45	Managing Director, UK and Europe

Niall Anderson(1)(2)(4)(5)	41	Managing Director, Enterprise

Bernard Keogh(1)	39	Regional General Counsel, Europe

John McShane(1)	45	Executive Vice President and General Counsel, Global Crossing Limited

Richard Atkins(1)	55	Non-Executive

John Hughes(1)	55	Non-Executive

Peter Chubb(2)(7)	50	Vice President, Operations

Peter Cladingbowl(2)	42	Vice President, Information Systems, UK and Europe

Benjamin Ellis(2)(9)	37	Vice President, Marketing, UK and Europe

Isabel Gibb(2) 6)	50	Vice President, Human Resources, UK and Europe

Derek M Lister(8)	45	Vice President of Carrier Sales, UK

Raymond Moulton	43	Director for Financial Planning and Analysis

Dougald Robinson	51	Vice President, European Regulatory Affairs

Robert Turnbull	54	Vice President, Access Management

Shaun Tweed(2)	41	UK Finance Director

(1)	Member of the GCUK Board of Directors

(2)	Member of the Company’s executive management.

(3)	Phil Metcalf, who was the Company’s Managing Director throughout 2006, resigned from the Company effective April 2007.

(4)	Keith Cameron, who was the Company’s Regional Vice President, Enterprise Sales, resigned from the Company effective April 2006.

(5)	Niall Anderson was appointed a director of the Company in February 2007.

(6)	Isabel Gibb joined the Company on April 2, 2007.

(7)	Brad Kneller, who was the Company’s Vice President, Regional Operations, resigned from the Company effective September 2006. Pending the appointment of a permanent replacement, his role has been performed by other members of the Company’s (or one of its affiliate’s) management. The Company has hired Peter Chubb in the role of Vice President, Operations. Mr Chubb joined the Company on 10 April 2007.

(8)	Derek Lister’s appointment as Vice President of Carrier Sales, UK, allows Keith Westcott who, in his role as Senior Vice President of Carrier Sales had responsibility for the UK, to focus on the non-UK business.

(9)	Stephen Jenkins, who was the Company’s Vice President, Global Crossing Marketing—Europe, resigned from the Company effective May 2006. Pending the appointment of a permanent replacement, his role has been performed by other members of the Company’s (or one of its affiliate’s) management. The Company has hired Benjamin Ellis in the role of Vice President, Global Crossing Marketing —UK & Europe. Mr Ellis joined the Company on April 9, 2007.

The Company is currently engaged in the process of recruiting a Chief Financial Officer.

José Antonio Ríos became President of Global Crossing International in May 2001 and Chief Administrative Officer of Global Crossing Limited in November 2002, a position he held until January 31, 2007. Prior to joining our parent in 2001, Mr. Ríos served as President and CEO of Telefónica Media from 1999 to 2000 and served on the boards of more than 30 companies within the Telefónica group. During his tenure with Telefónica, Mr. Ríos served as Chairman of Atento, a Telefónica subsidiary. Prior to Telefónica, Mr. Ríos was the founding President and Chief Executive Officer of DIRECTV Latin America from 1995 to 1999, during which time he was also a Vice President of Hughes Electronics and a member of its management committee. From 1980 to 1995, he served as Chief Operating Officer and Corporate Vice President of the Cisneros Group of Companies.

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

Anthony D. Christie became Managing Director in March 2007. Mr. Christie was named executive vice president and chief marketing officer of Global Crossing in November 2003. From February 2002 through November 2003, Mr. Christie served as senior vice president, global product management, having previously served as senior vice president, business integration and strategic planning from November 2001. Mr. Christie is accountable for global product strategy development, deployment, marketing, and profit and loss for all wholesale and retail products for GCL. Prior to joining Global Crossing, Mr. Christie was vice president, business development and strategic planning for Asia Global Crossing from March 2000 through October 2001. In this position, Mr. Christie was accountable for all business and corporate development, joint venture and mergers and acquisitions activities, as well as overall strategic planning for the company. Prior to joining Asia Global Crossing, Mr. Christie was general manager and network vice president at AT&T Solutions in New York City from November 1999 through March 2000, having also held the position of Global Sales and Operations vice president in AT&T’s outsourcing division from June 1998 through November 1999. From June 1997 through June 1998, Mr. Christie was a Sloan Fellow at MIT. Prior thereto, Mr. Christie held positions in AT&T’s International Operations Division that included an assignment as the regional managing director for the Consumer Markets Division in Asia.

Niall Anderson was appointed regional vice president of enterprise sales in April 2006 and was named as Managing Director Enterprise and appointed to the board of GCUK in February 2007. In his capacity as Managing Director Enterprise, Mr Anderson has strengthened Global Crossing’s significant presence in the government, rail transportation and corporate sectors, leading the transformation of the sales strategy to develop new business outside GCUK’s core segments, creating a commercial business unit structured around closely targeted vertical markets and incorporating new capabilities in the financial services sector as a result of the Fibernet acquisition.

Mr Anderson has more than 15 years’ experience in the telecommunications and IT industries. Before joining Global Crossing, he held a number of successful sales positions at Equant, including head of sales for UK and Ireland. At Equant, he restructured the sales organization, creating a demand-led strategy and developed a highly successful integration business. Prior to this, Mr Anderson was involved in developing the service provider strategy at Sun Microsystems and has held a variety of sales positions including regional sales manager, UK sales manager and vice president of UK sales at Axinter Communications & Integration, which later became Comparex Networks.

Bernard Keogh became a director of GCUK in July 2004 and was appointed Regional General Counsel, Europe in January 2004. Prior to this, he held various roles within Global Crossing affiliates, which he joined in April 2000. From January 1999 to March 2000, he was the Chief Legal Adviser at the Commission for Communications Regulation, the telecommunications regulatory body in Ireland. From 1990 to 1999, he practiced law with William Fry, a leading corporate and commercial law firm in Dublin, Ireland.

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

Peter Chubb serves as vice president of engineering and operations for UK and Continental European operations.

Mr. Chubb has more than 30 years’ experience in the telecommunications and IT industries, with a career spanning engineering, operations, IT, major project management and direct sales. Prior to joining us in April 2007, he was a senior consultant in charge of the technical design and implementation of a national next-generation network in Saudi Arabia supporting both IP voice and wireless data services.

Before that, Mr. Chubb was director of operations at T-Mobile UK with responsibility for the network, service operations and IT and information systems. Whilst at T-Mobile UK, he led a number of successful network, technology and systems improvement programs that resulted in driving up Network and IT service quality as well as significant operational efficiencies and financial savings.

Prior to T-Mobile, Mr. Chubb held management positions at World Access Communications, Viatel, Nortel Networks and BT. While at Viatel, he led major network build projects, including the roll out of a pan-European network. At BT, he rose through the ranks to become a group manager, undertaking key roles in the development of operational support systems and introducing improved processes for circuit provision and maintenance.

Peter Cladingbowl serves as Vice-President, European and UK Information Systems. Previously, he was part of the Global Network Operations team where he held the position of Director Business Operations and was responsible for operational support systems and global network performance management. During this time, network availability rose to 99.99% and he put in place a strategy for intelligent network systems with the objective of both improving the overall customer experience and operational productivity by creating a “self aware” network. Peter joined Global Crossing from Racal Telecom where, as product planning and process manager, he developed and implemented an on-line product catalogue and order management system. In his early career with Global Crossing, he led the program to integrate business and network management systems. Peter has substantial experience in manufacturing and started his career as a geophysical engineer in the off-shore oil industry. He holds a BSC (Mech.) Eng from the University of Cape Town, South Africa.

Benjamin Ellis joined Global Crossing in April 2007 as Vice-President of Marketing for the UK and Europe. He is responsible for a multi-disciplinary team that covers product development and management, the regional implementation of global services, segment marketing and marketing communications.

He has over 15 years’ experience in Internet and IP-based technologies across Europe and the US and specialises in exploiting the business potential of new and challenging technologies.

Mr. Ellis has a record of accomplishment in engineering, marketing and management acquired during his tenure at Cisco Systems, Juniper Networks and Continuum Europe, an IT services company that focused on the financial sector before being acquired by systems integrator CSC. He has experience of working in a global environment and the fast pace of technology start-up companies such as Virtual Access and Psytechnics.

In his most recent role, he was vice-president of global marketing and product management at Psytechnics, a BT spin-off backed by 3i. As part of the senior management team, he was responsible for strategy, marketing and product management, taking the lead for the development of a new, high-value strategic direction.

He joined Juniper Networks at a time of rapid growth, taking on leadership roles for product marketing and rising to the position of director of strategic marketing and communications. During this time, he led the product and solutions marketing teams, guiding global product marketing strategy and messaging. Latterly, he assumed responsibility for all external communications and strategic planning.

At Cisco Systems, he provided advocacy on Internet technology across the organisation and was instrumental for the launch and marketing of Cisco’s top-selling firewall and advanced IP product set. He developed Cisco’s Internet business unit from initiation to a rapidly growing multi-million dollar business.

Mr. Ellis holds a BSc in electronic engineering from the University of Kent, Canterbury and a post-graduate Certificate of Education from Christ Church College, Canterbury. Earlier in his career, he was a lecturer in Computer Science and IT at Sixth Form College, Farnborough.

Isabel Gibb serves as Vice President of Human Resources for Global Crossing in the UK and Europe.

Ms. Gibb has more than 25 years’ experience as an HR professional with extensive experience at senior management and board level. Her career spans multiple industries including telecommunications, financial services, modern manufacturing, and publishing.

Ms. Gibb has extensive experience of implementing HR strategies to support organizational change and restructuring, employee relations and the management of growth through acquisition. Before joining Global Crossing in April 2007, she was HR Director for Fibernet Group Plc with responsibility for formulating and delivering its HR strategy for the UK and Europe. Prior to Fibernet, Ms. Gibb held senior HR positions at Barclays Bank, where she was head of organizational change and introduced leadership and cultural change management programs, Rolls Royce and HarperCollins Publishers and has worked as a consultant on HR to the National Health Service and the telecommunications sector.

Derek Lister joined GCUK in December 2006 following the acquisition of Fibernet where he served as director for all sales functions in the UK and Germany and was a member of the executive team. Mr Lister was appointed as our Vice President of Carrier Sales, UK in February 2007 and serves on the Company’s senior management team.

Mr. Lister is responsible for the integration of the GCUK and Fibernet UK carrier sales functions into a single unit. Under his leadership, the new organization has been structured around three teams, strategic accounts (focused on developing new business with existing major customers), carrier and ISP (tasked with generating growth through new relationships with tier-2 operators) and indirect channels (whose focus is on building co-operative relationships with partners who operate the virtual network model for their customers).

Mr. Lister has more than 22 years’ experience in the telecommunications and IT industries. Before joining GCUK, he spent six years with Fibernet and prior to this was business development director for ntl Broadcast, where he was heavily involved in bringing new and emerging technologies to market, including broadcast, mobile data and digital TV. Whilst at ntl, he created a new sales team selling to corporates and SMEs, which grew to be a $100 million business. He also served as chairman of the IPTV Forum in Europe between 1999 and 2000.

Prior to ntl, Mr. Lister spent 11 years with CTE, Scotland’s largest telecoms reseller. His roles included new business development and account management of corporate clients.

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

Dougald Robinson became Vice President, European Regulatory Affairs in February 2003. From January 1999 to February 2003, he held the position of Director of Regulatory Affairs, Europe. He was previously employed by BT, where he held various positions from June 1979 to October 1991 and at BRT, a telecommunications subsidiary of the UK rail company, from October 1991 to November 1995, where he was responsible for regulatory affairs, and at Racal from November 1995 to December 1999, where he was responsible for regulatory affairs. Mr. Robinson is a director of the UK Competitive Telecommunications Association, a trade organization that assists in developing UK telecoms policy, and has served as the Chairman of its Board since February 2005. Mr. Robinson was a director of GCUK between July 2004 and June 2005, and a director of the Issuer between November 2004 and June 2005.

Robert Turnbull became Vice President, Access Management in May 2001. From January 1998 to January 2001, he was Director Carrier Relations for Axxon Telecom, a switched reseller operating in Europe. Mr. Turnbull was previously employed by T-Mobile, Germany as Director, International Business Development where he was responsible for acquisition of mobile licenses in Taiwan and Italy. Prior to T-Mobile, Mr. Turnbull worked for Cable and Wireless from 1973 to 1996 and held a number of technical, operational and management positions globally, including in the United States, Japan, Sweden and the United Kingdom.

Shaun Tweed became finance director of GCUK in March 2006. He previously served in various other roles at Global Crossing affiliates, including Director of International Decision and Support from August 2004 to March 2006, Director of Finance Global Capital from January 2004 to July 2004, Director of Finance Global Service Delivery from January 2002 to December 2003, European Operations Controller from November 2000 to December 2001, and UK Finance Controller–Operations from August 1999 to October 2000. Prior to joining in 1999, he was employed as a finance manager at Alcatel from August 1993 to December 1996 and Reuters from January 1997 to July 1999. Mr. Tweed is a qualified member of the Association of Chartered Certified Accountants. Mr. Tweed was a director of GCUK between July 2004 and April 2005, and a Director of the Issuer between November 2004 and April 2005.

B.	Compensation

Our Director and Executive Compensation

The aggregate remuneration (which consists of salary, bonus and other compensation) paid by us or by a member of the GCL group of companies to all of our directors and executive management (totaling twelve persons(1)) for the 2006 financial year was approximately £1.7 million(2). This does not include the compensation paid to José Antonio Ríos and John McShane as they are not directly involved in the day-to-day management of GCUK. Of this aggregate compensation, approximately £1.0 million was paid in salaries, including bonuses paid in March 2006 under our parent’s annual bonus program for 2005. For 2006, the highest paid director or executive received £0.5 million, including salary, bonuses, benefits-in-kind and pension contributions.

Except for Mr. Atkins and Mr. Hughes, who were paid £90,000 in aggregate, we did not compensate our directors independently for their services in their capacity as members of the Board of Directors.

(1)	This number includes the directors and executive management that served throughout 2006 together with those members of the Company’s executive management who either left (William Ginn, Keith Cameron and Brad Kneller) or joined (Niall Anderson) the Company during 2006. The remuneration of each of these persons for the 2006 financial year is included in the above aggregate remuneration figure.

(2)	Bernard Keogh’s compensation was translated from euros to pounds sterling at £1.00 = £1.463 the average rate for the year ended December 31, 2006.

Our directors and executive management (including, for the ease of presentation, Mr Metcalf, but excluding those members of the Company’s executive management who left the Company during 2006 and whose stock based awards were exercised or lapsed in 2006) held the following stock based awards (including stock options), as of March 28, 2007:

Name	Number of Securities Underlying Option/ SARs Granted		Exercise or Base Price ($/Sh)	Option expiration Date/ RSU Vesting date
José Antonio Ríos	110,000		$10.16	December 9, 2013
	22,000		$15.39	December 15, 2014
	6,600	*		March 8, 2009*(¹)
	22,000	*		June 14, 2008*
	17,000	*		March 7, 2009*
	21,000	*		December 31, 2008*
	12,000	*		March 13, 2010*
	15,000	*		December 31, 2009*
	31,600	*		March 13, 2008*(²)

257,200

Anthony D. Christie	44,000		$10.16	December 9, 2013
	15,000		$15.39	December 15, 2014
	4,675	*		March 8, 2009*(1)
	13,000	*		June 14, 2008*
	11,000	*		March 7, 2009*
	13,000	*		December 31, 2008*
	10,000	*		March 13, 2010*
	12,000	*		December 31, 2009*
	18,000	*		March 13, 2008*(2)

140,675

Philip Metcalf	15,000		$10.16	December 9, 2013
	6,600		$15.39	December 15, 2014
	2,200	*		March 8, 2009 *(1)
	5,400	*		June 14, 2008*
	7,200	*		March 7, 2009*
	8,500	*		December 31, 2008*

44,900

Niall Anderson	3,300	*		March 7, 2009*
	3,900	*		December 31, 2008*
	2,200	*		March 13, 2010*
	2,600	*		December 31, 2009*

12,000

Bernard Keogh	2,000		$15.39	December 15, 2014
	3,500	*		June 14, 2008*
	3,000	*		March 7, 2009*
	3,500	*		December 31, 2008*
	2,400	*		March 13,2010*
	2,900	*		December 31, 2009*
	3,550	*		September 13, 2007*

20,850

Name	Number of Securities Underlying Option/ SARs Granted		Exercise or Base Price ($/Sh)	Option expiration Date/ RSU Vesting date
John McShane	50,000		$10.16	December 9, 2013
	15,000		$15.39	December 15, 2014
	4,675	*		March 8, 2009*(1)
	15,000	*		June 14, 2008*
	15,000	*		March 7, 2009*
	17,000	*		December 31, 2008*
	10,000	*		March 13,2010*
	12,000	*		December 31, 2009*
	19,500	*		March 13, 2008*(2)

158,175

Richard Atkins	Nil		N/A	N/A

John Hughes	Nil		N/A	N/A

Shaun Tweed	1,300	*		March 13, 2010*
	1,500	*		December 31, 2009*
	1,100	*		September 13, 2007*

3,900

*	Restricted stock units

(1)	Vesting occurs in two tranches on March 8, 2008 and March 8, 2009

(2)	Vesting occurs in two tranches on September 13, 2007 and March 13, 2008

Our Parent’s Director and Executive Compensation

Our Parent’s 2006 Annual Bonus Program

On March 7, 2006, our parent’s board of directors adopted the GCL annual bonus program for 2006 (“2006 Bonus Program”) at the recommendation of our parent company’s compensation committee. Substantially all employees of Global Crossing and its affiliates, including our executive directors and management, participated in the 2006 Bonus Program.

The 2006 Bonus Program provided participants with the opportunity to earn a bonus payable half in cash and half in fully vested shares of our parent’s common stock based on our parent company’s achievement of quantitative financial performance measures for 2006 relating to earnings and/or the net change in cash and cash equivalents.

After reviewing our parent’s financial performance for 2006, GCL’s compensation committee found that our parent made significant strides in improving profitability and cash flows over the past three years. However, the compensation committee determined that none of the performance measures had been met under the 2006 Bonus Program and that, therefore, no payments would be made under the 2006 Bonus Program.

Establishment of Our Parent’s 2007 Bonus Program

On March 13, 2007 our parent company’s board of directors adopted the Global Crossing annual bonus program for 2007 (the “2007 Bonus Program”) at the recommendation of our parent’s compensation committee. Substantially all non-sales employees of Global Crossing and its affiliates participate in the 2007 Bonus Program. The program is intended to retain such employees and to motivate them to help Global Crossing achieve its financial and business goals.

Each participant is provided a target award under the 2007 Bonus Program expressed as a percentage of his or her base salary. Actual awards under the 2007 Bonus Program will be paid only if our parent achieves specified performance goals for 2007 relating to earnings (the “EBITDA Metric”) (representing two-thirds of the overall target opportunity) and/or the net change in cash and cash equivalents (the “Cash Use Metric”) (representing one-third of the overall target opportunity). The payout for each performance opportunity is calculated independently of the other once financial results for 2007 have been determined. Specifically, each participant will earn (i) 40% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved, (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity is achieved or (iii) 140% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved or exceeded. Attainment of these objectives at threshold level is intended to require satisfactory financial performance; target payout is intended to require more than satisfactory performance; and maximum payout is intended to require performance that significantly exceeds our parent company’s expectations. Straight-line interpolation will be used to determine the payout for performance between the threshold and target goals or between the target and maximum goals. No payout will be made for performance below threshold.

Bonus payouts under the 2007 Bonus Program will be made half in cash and half in fully vested common shares issued under the 2003 Global Crossing Limited Stock Incentive Plan; provided that our parent’s compensation committee retains discretion to change the allocation between shares and cash.

Our Parent’s Stock Incentive Plan

Certain of our directors, officers and employees benefit from our parent’s 2003 Global Crossing Limited Stock Incentive Plan, as amended through June 2005, (“2003 Plan”). Moreover, certain people with significant operational control over us are not actually employed by us but by our parent or its affiliates and they also benefit from this plan. We do not have any other independent stock incentive plan.

In contrast to bonuses that are paid for prior year accomplishments, equity grants represent incentives tied to future stock price appreciation. They are intended to provide executive officers with a direct incentive to enhance shareholder value. Equity grants are awarded at the discretion of our parent’s compensation committee and are primarily based on an evaluation of competitive market data, an individual executive’s performance and the anticipated contribution that the executive officer will make to Global Crossing. Global Crossing makes equity grants under the 2003 Plan.

In 2005 and 2006, executive officers and select key employees received their grants in the form of restricted stock units, (“RSUs”). The grants provided that approximately half of the RSUs would vest solely based on the continued employment of the executive through June 14, 2008 and approximately half of would vest based on corporate financial performance. An RSU entitles the participant to receive a share of unrestricted common stock of our parent company on the vesting date

At the March 13, 2007 meeting, our parent’s compensation committee determined that none of the financial performance measures had been met in respect of the 2005 and 2006 grants and that there would be no vesting of the half of the RSUs dependant upon the achievement of such financial measures. Our parent company’s compensation committee noted that the vesting of time-based RSUs on June 14, 2008 remains in effect for those participants who remain employed with Global Crossing on that date.

At its March 13, 2007 meeting, our parent company’s compensation committee approved the grant of RSUs to our directors and executive management as shown in the table of stock options above. Each RSU will vest on March 13, 2010, subject to the participant’s continued employment through that date and subject to earlier pro-rata vesting in the event of death or long-term disability. See Item 6.B. “Our Director and Executive Compensation” for further detail of these grants.

In addition, a target performance share opportunity was established for each participant. Each performance share earned will be paid out in unrestricted shares of common stock of our parent on December 31, 2009, subject to the participant’s continued employment through that date and subject to earlier pro-rata payout in the event of death or long-term disability. See Item 6.B. “Our Director and Executive Compensation” for further detail of these grants.

Each participant’s target performance share opportunity comprises three separate award opportunities: One based on a goal related to combined 2007 and 2008 EBITDA Metric performance in an amount equal to 40% of the overall target opportunity; one based on a goal related to combined 2007 and 2008 Cash Use Metric performance in an amount equal to 40% of the overall target opportunity; and one based on a goal for combined 2007 and 2008 revenue minus cost of access expense for our parent’s “Invest and Grow” operating segment (“Invest and Grow Metric”) in an amount equal to 20% of the overall target opportunity. Performance shares with respect to each of the EBITDA Metric opportunity, the Cash Use Metric opportunity and the Invest and Grow Metric opportunity will be earned only if our parent achieves specified financial performance goals relating to that opportunity. Specifically, each grantee will earn (i) 50% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved, (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity is achieved or (iii) 150% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved or exceeded. Attainment of these objectives at threshold level is intended to require satisfactory financial performance; target payout is intended to require more than satisfactory performance; and maximum payout is intended to require performance that significantly exceeds our parent company’s expectations. Straight-line interpolation will be used to determine the payout for performance between the threshold and target goals or between the target and maximum goals. No payout will be made for performance below threshold.

On March 13, 2007, our parent company’s compensation committee also reviewed a number of internal and external factors relating to compensation and to the retention and motivation of key management talent. These factors included:

Several measures of our parent’s recovery and success during the three years preceding that date, such as: strong total shareholder return of 63%, doubling the return of the Nasdaq Telecom Index; making significant strides towards profitability and positive cash flow; and demonstrating the ability to make strategic acquisitions and to grow organically and inorganically, all of which demonstrate the importance of retaining the current management team and employee base;

The current critical stage of GCL’s development and the need for a significant and well executed effort to successfully integrate acquired businesses while at the same time achieving continued organic growth, identifying and executing on other potential acquisition opportunities and realizing our parent’s strategic vision; and

The competitive labor market in telecommunications and other technology businesses, fostering increased demand for experienced leadership.

In light of the above factors, the compensation committee recommended, and our parent’s board of directors approved, the granting of special retention and motivation awards to substantially all non-sales employees of Global Crossing and its subsidiaries consisting principally of share grants with vesting periods of 6 months or 6 months and 12 months. See Item 6.B. “Our Director and Executive Compensation” for further detail of these grants.

Employment Agreements

Our affiliates have entered into separate employment agreements with Messrs. Rios, Christie, Keogh, McShane and Tweed. We do not have employment agreements with them. We have entered into contracts for services with Messrs. Atkins and Hughes. In addition, the terms of Messrs. Ríos’s, McShane’s and Christie’s employment have been defined, in part, by the Global Crossing Limited Key Management Protection Plan (“GCLKMPP”).

In connection with our parent company’s emergence from bankruptcy, it adopted the Global Crossing Limited Key Management Protection Plan (“MPP”) on December 9, 2003 to provide enhanced severance benefits for the executive officers and certain other key employees of the Company named in the MPP.

Effective December 10, 2005, the MPP is intended to retain executive officers and other key executives by mitigating their concerns about financial hardship in the event of an involuntary actual or constructive termination without “cause” (as defined in the plan). Specifically, as currently drafted, if a participant’s employment were terminated by our parent (other than for cause or by reason of death or disability), or if he or she were to terminate employment for “good reason” (generally, an unfavorable change in employment status or compensation), the MPP entitles him or her to receive (i) a lump sum payment equal to the “severance multiplier” of “1.75 times” or “1 times” for all plan participants times the sum of his or her annual base salary plus target bonus opportunity (reduced by any cash severance benefit otherwise paid to the participant under any other applicable severance plan or severance arrangement), (ii) a prorated portion of the annual target bonus for the year in which the termination occurred of which minimum target bonus amounts have been established for purposes of calculating severance, (iii) continuation of life and health insurance coverages for a number of years equal to the “severance multiplier” and (iv) payment for outplacement services in an amount not to exceed 30% of his or her base salary.

Global Crossing Services Europe Limited (“GCSEL”) entered into an employment agreement with Mr. Keogh on February 23, 2000, as subsequently amended, providing for his employment as Regional General Counsel—Europe. Either GCSEL or he may terminate the employment agreement with four weeks’ prior written notice. GCSEL may terminate the employment agreement immediately if he is in gross default or willful neglect of his duties or commits any serious breach or non-observance of the terms of the agreement, commits any grave misconduct or gross default or any conduct tending to bring himself or GCSEL into disrepute, is unable to fulfill his duties for medical reasons for any consecutive period of 90 days or for periods aggregating 12 weeks or more in any period of 52 consecutive weeks, is adjudged bankrupt or makes any arrangement with creditors, or is convicted of certain criminal offenses.

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

Global Crossing Network Center (UK) Limited (“GCNCUKL”) entered into an employment agreement with Mr. Tweed on November 13, 2000, providing for his employment as Financial Controller European Operations. GCNCUKL may terminate the employment agreement at any time with four weeks’ notice, with one additional notice week added on per year of employment after the fourth year of employment subject to a maximum of twelve weeks, or immediately without notice or with pay in lieu of notice in the event of Mr. Tweed’s gross misconduct or gross negligence in the performance of his duties or in the event of a serious breach, or repeated breaches of the terms of the agreement.

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

The number of employees at year end for each of the years ended December 31, 2004, 2005 and 2006 was 561, 567 and 752, respectively.

The following table provides information about our employees as at December 31, 2006. In addition to the responsibilities that certain of these employees have within our business, they will devote a proportion of their time to supporting the other legal entities within their respective functional areas in Europe.

Function group	Full time	Part time	Total
Access Management	15	0	15
Carrier Sales	17	1	18
Carrier Sales Support	3	0	3
Corporate Communications	3	0	3
EST Client Support & Engineering	75	1	76
EST Sales	43	2	45
Field Operations	360	9	369
Finance	49	4	53
Global Service Operations	18	1	19
Global Voice Operations	9	0	9
Human Resources	6	1	7
Indirect Channel-Global Partner Program	2	0	2
Information Systems	2	0	2
IT Applications	10	0	10
IT Operations	27	1	28
Legal	4	0	4
Marketing	19	1	20
Procurement	3	0	3
Real Estate	12	0	12
Service Platform Engineering	31	2	33
Strategic Development	7	1	8
Transport & Infrastructure Eng	13	0	13

Total	728	24	752

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

As of April 6, 2007, the following shareholders were the beneficial owners of 5% or more of each class of GCL’s voting securities: STT Crossing Ltd. beneficially owned 12,783,145 common shares and all 18,000,000 senior preferred shares of GCL; FMR Corp. beneficially owned 5,423,070 common shares and Du Pont Pension Trust beneficially owned 2,006,433 common shares.

As of April 6, 2007, there were 36,914,071 shares of common stock and 18,000,000 senior preferred shares issued and outstanding. The senior preferred shares are convertible pursuant to a certificate of designations into GCL common stock on a one-for-one basis (subject to dilution adjustment).

As such, the combination of common stock and senior preferred shares held by STT Crossing Ltd. and any of its subsidiaries that are shareholders of GCL from time to time constitute 56.1% of GCL’s aggregate outstanding voting stock. To our knowledge, STT Crossing Ltd. has sole voting and investment power with respect to these shares. In addition, STT Crossing Ltd. owns $250.0 million aggregate principal amount of senior mandatory convertible notes, convertible into shares of GCL under a prescribed formula (approximately 14.8 million shares as of December 31, 2006).

Based on information provided in Form 4 filed by such entities on March 3, 2007, STT Crossing Ltd. is an indirect subsidiary of Temasek Holdings (Private) Limited (“Temasek”) and is located at 10 Frere Felix De Valois Street, Port Louis, Mauritius. Temasek, through its indirect ownership of STT Crossing, may be deemed to have voting and dispositive power over the shares; however, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such shares.

B.	Related Party Transactions

Inter-company Agreements

Upon the closing of our offering of the Initial Notes, we entered into a series of inter-company agreements with GCL and certain of our affiliates that were effective as of October 1, 2004 to formally document the way in which these relationships are governed and formalize the method of payment for the services under these agreements. Fees for these services are generally estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The inter-company agreements document terms that are substantially the same as those that informally governed the relationship between our parent company and us prior to the closing of the offering of the Initial Notes, with the exception of the payment terms. Our Board of Directors approved the terms of each inter-company agreement. Each agreement may be terminated (i) at the request of any party to such agreement with one year’s prior written notice or (ii) immediately in the event of a change of control under the Indenture or the maturity, redemption or defeasance of the Notes, in each case pursuant to the terms of the Indenture.

Corporate Services Agreement

We have entered into a corporate services agreement with GCL or Global Crossing Development Corp (“GCDC”), and GCE. The agreement is effective as from October 1, 2004. Both GCDC and GCE are subsidiaries of GCL. Pursuant to the agreement’s terms, the other parties to the agreement will provide, or have third-party agents provide, certain corporate services to us on a non exclusive basis, including information systems, legal, tax, finance and accounting, mergers and acquisitions, management, human resources, office and facilities, corporate development, network engineering, risk management, and product development. The agreement also provides for the allocation of (i) management bonus, (ii) charitable contributions and (iii) depreciation and amortization of certain shared assets. We are not obligated to use the corporate services provided for in the agreement. If, at any point during the agreement’s term, the parties no longer provide a corporate service to GCL’s other subsidiaries, they are not obligated to provide such service to us.

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

In addition, we will be charged for cash-based bonuses to management of GCL and its subsidiaries based on our revenue relative to other subsidiaries of GCL, but non-cash-based bonuses will be allocated in full to GCL or, in either case, on such basis as may be reasonably considered to be within the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administration of the Organization for Economic Co-operation and Development (“OECD guidelines”).

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

Amounts due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The corporate services provided for in the agreement cost us approximately £5.4 million and £8.0 million for the years ended December 31, 2005 and 2006, respectively.

Shared Resources Agreement

We have entered into a shared resources agreement with GCL pursuant to which we will provide to GCL’s other subsidiaries, on a non exclusive basis, the use of certain of our assets and pursuant to which GCL’s other subsidiaries will provide to us the use of certain of their assets, on a non exclusive basis. The agreement was effective as of October 1, 2004.

The assets provided for under the agreement include staffing and administrative assets, fiber, leased circuits, network equipment, racking space, real estate and such other assets as are reasonably deemed necessary for the relevant network’s efficient operation. Neither GCUK nor GCL’s other subsidiaries are obligated to use any assets provided for in the agreement. The parties to the agreement will be charged based on:

•	the market price for fiber, leased circuits, racking space, and network equipment;

•

with respect to staffing and administrative assets, pro rata allocation will be based on either (i) a reasonable estimate of resources committed or (ii) a reasonable estimate of time spent on such services to GCUK, plus a reasonable markup based on the OECD guidelines;

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

Fees due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The use of assets similar to the assets provided for in the agreement cost us approximately £0.9 million and £0.6 million for the years ended December 31, 2005 and 2006, respectively.

Voice Termination Agreement

We have entered into a voice termination agreement with GCL and Global Crossing Services Europe Ltd (“GCSEL”), a GCL subsidiary, to allocate the costs of voice and data transport and termination services among the parties. The agreement was effective as of October 1, 2004. To the extent that each of GCL’s subsidiaries and us carry voice or data traffic over our respective networks for third parties, we agreed to also do so for other subsidiaries of GCL to the extent necessary to gain access to a third-party carrier’s network.

Termination fees will be charged based on a formula taking into account GCUK’s international long distance voice revenue, multiplied by the gross margin of international activity for GCL’s subsidiary carriers in Europe after deducting GCUK’s third-party costs for international voice termination, or, alternatively, on such basis as may reasonably be considered to be within the OECD guidelines.

GCUK’s portion of the operating expenses relating to its use of international voice over GCL’s sub-sea network, or applicable sub-sea costs, will be based on our international long distance voice revenue as a percentage of GCL subsidiaries’ consolidated total international revenue multiplied by GCL’s consolidated cost of operating sub-sea cable or, alternatively, on such basis as may reasonably be considered to be within the OECD guidelines. Pursuant to the agreement’s terms, GCSEL will obtain sub-sea voice transport and termination services for us from GCL’s other subsidiaries and voice transport and termination services for GCL’s other subsidiaries from us, administer billings between us and GCL’s other subsidiaries for fees incurred in connection with voice transport and termination services, and provide related administrative tasks and services. Fees due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The services provided for in the agreement provided income for us of approximately £4.0 million and £1.6 million for the years ended December 31, 2005 and 2006 respectively.

Tax Agreement

We have entered into a tax agreement with GCL that establishes the basis upon which certain tax matters in the UK, including the surrender of tax losses and the re-allocation of income or gain where permitted by UK tax law, between us and other GCL subsidiaries subject to tax in the UK, will be conducted.

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

Agreement to Acquire Fibernet from GC Acquisitions

On December 28, 2006 we entered into a share purchase agreement with GC Acquisitions under which we purchased the entire issued share capital of Fibernet Group Limited from GC Acquisitions for a purchase price of approximately £53.1 million. See “Information on the Company—The Fibernet Acquisition”.

Agreement to Sell German Business by Fibernet Group Limited

Concurrently with our acquisition of Fibernet, Fibernet Group Limited entered into a share purchase agreement with GCI. Under this agreement, Fibernet Group Limited transferred its German business operation to GCI by way of the sale of the entire issued share capital of Fibernet Holdings Limited to GCI for a consideration of £1 and the assumption, by GCI, of £3.6 million of debt outstanding to Fibernet Group Limited from Fibernet Holdings Limited. See “Information on the Company—The Fibernet Acquisition”.

Intercompany Loans

On April 12, 2006, the Company entered into an intercompany credit agreement (the “credit agreement”). As at December 31, 2006, there were loans of US$50.4 million (equivalent to £25.7 million as at December 31, 2006) due from Group Companies. We have agreed to subordinate the indebtedness under the credit agreement to the prior payment in full in cash of all obligations with respect to indebtedness under the mandatory convertible notes, amounts owing to the guarantors under the mandatory convertible notes, and amounts owing to the other GCL affiliated parties that are parties to the indenture relating to the mandatory convertible notes. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the designated cash flow, as permitted and defined under the Indenture and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, and have an effective interest rate of 13.5%. The full principal amount of the indebtedness under the credit agreement is due and payable on the earlier of (1) five business days prior to December 15, 2014, which is the date of maturity of our Senior Secured Notes and (2) upon notice to Global Crossing Europe Limited by us in the event of an early repayment of the Senior Secured Notes attributable to an event of default under the Indenture . GCUK also made loans to other Group Companies of US$30.4 million in April 2006 which were repaid in May 2006.

On April 11, 2007, the GCUK board of directors approved an additional US$15 million loan to be provided to GCE during the second quarter of 2007. The loan will be made in accordance with the Indenture and under the same terms and conditions as described above.

Prior to the acquisition by GCUK, Fibernet Group transferred its German business operations to GCI, a wholly owned subsidiary of GCL, for consideration of £1 and the assumption of £3.6 million of debt outstanding to Fibernet. This intercompany loan has similar terms as the loan described above except the interest rate is 9.75%.

There were no loan balances due to Group Companies as at December 31, 2006.

The Security Arrangement Agreement

Concurrently with the completion of the offering of the Initial Notes, GCL issued $250.0 million aggregate principal amount of the mandatory convertible notes. STT Crossing Ltd. is the current holder of all the mandatory convertible notes. On December 23, 2004, we entered into a security arrangement agreement that governs the relationship between us, the Issuer, the holders of the Notes and the holders of the mandatory convertible notes.

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

The security arrangement agreement provides that without the consent of the holders of the mandatory convertible notes (i) the Indenture may not be amended; and (ii) subject to certain exceptions, the noteholders may not take, accept or receive the benefit of any guarantee or lien in respect of the notes from our parent company or any of its subsidiaries (other than GCUK and its subsidiaries).

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

A.7.	Legal Proceedings

UK Office of Fair Trading (“OFT”) Investigation

In 2002, an investigation was commenced by the United Kingdom Office of Fair Trading (“OFT”) regarding an allegation that various subsea cable operator entities, including the Company, had engaged in an illegal agreement to collectively boycott a company located in the U.K. that was holding itself out as providing a means for the landing of subsea telecommunications cables at a location in the U.K. The Company responded to that investigation in 2002 denying the allegation.

In August 2003, the OFT extended its investigation to include allegations of price fixing and information sharing on the level of fees that the subsea entities would pay landowners for permission to land submarine telecommunication cables on their land in the U.K. The Company responded to that investigation denying illegality on October 10, 2003. The Company cooperated fully with the investigation and has supplied additional factual materials including a number of formal witness statements. By a letter dated January 24, 2006, the OFT notified the Company that it had provisionally decided to close both investigations. In a letter dated June 23, 2006, the OFT formally notified the Company that it was terminating its investigation with no finding of liability adverse to the Company.

On July 20, 2006, two private companies served on the Company proceedings issued in the High Court of Justice against the Company and nine other defendants claiming violations identical to those investigated by the

OFT. The Company does not believe the private claims are meritorious and will be defending the claims vigorously. The same private companies subsequently initiated an appeal to the Competition Appeals Tribunal (“CAT”) in respect of the termination of the OFT investigation. On April 5, 2007, the CAT found in favour of the OFT and dismissed the appeal on the basis that the CAT had no jurisdiction under the Competition Act 1998 to hear the appeal.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Notes are listed on the Irish Stock Exchange.

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

The company’s articles of association include the following provisions: (i) in certain circumstances, preemption rights conferred on existing members and any other restrictions on transfer of shares are (in each case) disapplied, and the directors are forbidden from declining to register, or suspending registration of, any such transfer of shares; and (ii) the consent of the holders of not less than three-fourths in nominal value of the issued share capital of the company is required for any resolution to wind-up the company as a result of any bankruptcy or insolvency proceedings applied to other group members incorporated outside the United Kingdom, including without limitation any proceedings under chapter 11 of the United States Bankruptcy Code or any statutory modification or re-enactment thereof. Subject to the requirements of the Companies Act 1985, the members shall not pass a special resolution to wind up the company voluntarily pursuant to section 84 of the Insolvency Act 1986 or any statutory modification or re-enactment thereof solely as a result of the existence of insolvency or bankruptcy proceedings affecting other group members incorporated outside the United Kingdom, including without limitation any proceedings under chapter 11 of the United States Bankruptcy Code or any statutory modification or re-enactment thereof.

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

Indenture

The Issuer has issued $200 million in aggregate principal amount of 10.75% US dollar-denominated senior secured notes due 2014 and £157 million (consisting of £105 million in aggregate principal amount of Initial Notes and £52 million in aggregate principal of Additional Notes) in aggregate principal amount of 11.75% pound sterling-denominated senior secured notes due 2014 under the Indenture, dated as of December 23, 2004, among the Issuer, GCUK as the guarantor, certain other guarantors and The Bank of New York as trustee.

The Notes mature on December 15, 2014 and interest on the Notes is due each June 15 and December 15. The Notes are senior secured obligations of the Issuer and rank equal in right of payment with all of its future debt. The Guarantors have guaranteed the Notes as a senior obligation ranking equal in right of payment with all of their existing and future senior debt.

The Notes are secured by certain of the Guarantors’ and the Issuer’s assets, including the capital stock of the Issuer and Fibernet, but a significant portion of our assets do not serve as collateral for the Notes. See “—Debenture” below. The Notes are secured by a security assignment of the intercompany loans from the Issuer to us of the proceeds of the offerings of the Initial Notes and the Additional Notes. The Issuer and we are permitted to incur certain liens on the collateral pursuant to the indenture’s terms and these permitted liens have priority over the liens in favor of the Notes and the Guarantees.

The Issuer may redeem the Notes in whole or in part, at any time on or after December 15, 2009 at redemption prices decreasing from 105.375% (for the US dollar-denominated notes) or 105.875% (for the pound sterling-denominated notes) in 2009 to 100% of the principal amount in 2012 and thereafter. At any time before December 15, 2009, the Issuer may redeem either or both series of Notes, in whole or in part, by paying a “make-whole” premium, calculated in accordance with the Indenture. The Issuer may also redeem up to 35% of the principal amount of either series of Notes before December 15, 2007 using the proceeds of certain equity offerings. The Issuer may also redeem either or both series of Notes, in whole but not in part, upon certain changes in tax laws and regulations.

If we experience a change of control (as such term is defined in the Indenture), the holders of our Notes will have the right to require the Issuer to purchase some or all of their Notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest, if any, and additional amounts, if any, to the date of repurchase.

If there is a payment default on or an acceleration of the Notes or in the case of certain enforcement events, STT (or one of its affiliates), for so long as it together with its affiliates owns not less than 50% in aggregate principal amount of the mandatory convertible notes may, but is not required to, purchase the Notes from the holders of our Notes at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest.

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

We agreed to file a registration statement with the US Securities and Exchange Commission relating to an offer to exchange the Initial Notes for publicly tradable notes that have identical terms (except for terms concerning additional interest and transfer restrictions). On August 3, 2005 the Issuer offered to exchange up to $200 million of the 10.75% US dollar-denominated senior secured notes due in 2014 and up to £105 million of the 11.75% pounds sterling-denominated senior secured notes due in 2014 for like principal amounts of US dollar-denominated Senior Secured Notes due in 2014 and pounds sterling-denominated Senior Secured Notes due in 2014 that had been registered under the Securities Act of 1933, as amended.

As of September 26, 2005 when the exchange offer closed, $199,860,000 or 99.93% of the outstanding aggregate principal amount of the original US dollar-denominated notes and £105,000,000 or 100% of the outstanding aggregate principal amount of the original sterling-denominated notes had been validly tendered and accepted for exchange by the Issuer.

The Committee on Uniform Securities Identification Procedures (CUSIP) and International Securities Identification Number (ISIN) numbers for the new US dollar-denominated notes are C37943S AB 6 and US37943SAB60, respectively. The Common Code and ISIN numbers for the new sterling-denominated notes are 022661345 and XS0226613452, respectively.

We agreed to file a registration statement with the US Securities and Exchange Commission relating to an offer to exchange the Additional Notes for publicly tradable notes that have identical terms (except for terms concerning additional interest and transfer restrictions). The exchange notes together with the unregistered Notes (including the unregistered Initial Notes) that remain outstanding after the completion of the exchange offer for the Additional Notes will be treated as a single class of debt securities under the Indenture.

Debenture

As security for our obligations under the Indenture, the Issuer and we agreed to grant a charge upon certain of our assets pursuant to a debenture, dated as of December 23, 2004, among GCUK and the Issuer as chargors and The Bank of New York as collateral agent. By a supplemental indenture dated December 28, 2006, Fibernet agreed to unconditionally guarantee all of the Company’s and the Issuer’s obligations under the Indenture. Our obligations under the Indenture are secured by a charge over certain of our and the Issuer’s assets, including the capital stock of GCUK’s subsidiaries, the Issuer and Fibernet, but a significant portion of our assets do not serve as collateral for the Notes. Specifically, the collateral securing the Notes does not include:

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

•	property that we have pledged to Camelot in connection to our relationship with them; or

•

any contract or agreement (or rights or interests thereunder) which, if charged, would constitute a breach or default or result in the invalidation or unenforceability of any rights, title or interest of the chargor under such contract or agreement.

By a debenture dated December 28, 2006, Fibernet agree to grant a charge over certain assets as security for the Company’s and the Issuer’s obligations under the Indenture.

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

On December 28, 2006, Fibernet acceded to the Security Arrangement Agreement.

Intercreditor Agreement

The Bank of New York, as trustee on behalf of the holders of the Notes, has entered into an intercreditor and collateral agency agreement, or the intercreditor agreement, with an affiliate of Goldman, Sachs & Co., or the interest hedge secured party. As described in Item 5.E. “Operating and Financial Review and Prospects—Off Balance Sheet Arrangements,” we have entered into an interest hedge agreement with the interest hedge secured party to minimize our exposure to any dollar/sterling currency fluctuations related to interest payments on the US dollar-denominated Initial Notes. The intercreditor agreement grants the interest hedge secured party a security interest in the collateral securing the Notes that ranks equally with the security interests of the holders of the Notes.

Under the intercreditor agreement, the trustee, acting as collateral agent, will hold the liens and security interests in the collateral granted pursuant to the security documents for the Notes with sole authority to exercise remedies under the security documents. The collateral will secure all obligations owed to (i) the collateral agent under the intercreditor agreement and the security documents, (ii) the trustee and the holders of the Notes under the Indenture and (iii) the interest hedge secured party under the interest hedge contract.

Any proceeds resulting from the exercise of security interests will be shared among the holders of the Notes and the interest hedge secured party on a pro rata basis based on (a) with respect to the holders of the Notes, the principal amount of the Notes then outstanding, plus accrued and unpaid interest and additional amounts, if any, thereon and (b) with respect to the interest hedge secured party, the net value of the interest hedge contract, if positive, determined at the time of the application of proceeds.

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

Network Rail

We lease certain telecommunications cable and related equipment from Network Rail under a finance lease agreement between GCUK (then BR Telecommunications Limited) and Network Rail (then Railtrack plc), dated June 30, 1994. The lease also covered certain copper cable and PABX equipment. In connection with its plan to modernize the signaling system on the UK railways, Network Rail issued a notice to terminate the lease of such copper cable and PABX equipment, which termination became effective March 2005. On November 10, 2004, we entered into a capacity purchase agreement with Network Rail that provides us the right to use capacity over such copper cable and the PABX equipment until March 2010. A deed of grant between GCUK (then BR Telecommunications Limited) and Network Rail (then Railtrack plc), dated February 9, 1994, grants GCUK easement rights to retain its equipment and install new equipment on Network Rail’s property. For a summary of these agreements and our relationship with Network Rail, see Item 4.A. “Information on the Company—History and Development of the Company—Network Rail and British Railways Board.”

D.	Exchange Controls

None

E.	Taxation

UK Tax

The following summary describes certain UK tax consequences of the ownership of the Notes but does not purport to be comprehensive. Except where expressly stated, the summary relates only to the position of those persons who are the absolute beneficial owners of their notes and the interest thereon and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon provisions of UK tax law and HM Revenue & Customs practice as of the date hereof. These provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in UK tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of the notes should consult their own tax advisers concerning UK tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of notes are made hereby.

Interest on the Global Notes

The Notes constitute “quoted Eurobonds” within the meaning of section 349(3)(c) of the UK Income and Corporation Taxes Act 1988 (“ICTA”) provided they are listed on a “recognized stock exchange” within the meaning of section 841 of ICTA. The Irish Stock Exchange is currently recognized for these purposes. Accordingly, as the Notes are listed on the Irish Stock Exchange, payments of interest on the Notes may be made without withholding on account of UK income tax.

Interest on the Notes constitutes UK source income for UK tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding except in the hands of a holder who is exempt from UK income tax under the terms of an applicable double tax treaty or otherwise. However, interest on a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a noteholder who is not resident for tax purposes in the United Kingdom unless that noteholder carries on a trade, profession or vocation in the United Kingdom through a UK branch, agency or permanent establishment in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agents (such as brokers and investment managers).

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

Notes which are denominated in US Dollars will not be “qualifying corporate bonds” for the purposes of United Kingdom taxation of chargeable gains. Accordingly, a holder of notes which are so denominated who is resident or ordinarily resident in the United Kingdom, or who carries on a trade in the United Kingdom to which the holding of the notes is attributable, may realize a chargeable gain or allowable loss on the disposal of their holding of notes.

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

Stamp Duty and Stamp Duty Reserve Tax

No stamp duty or stamp duty reserve tax should be payable on the issuance or transfer of the notes.

European Directive on the Taxation of Savings Income

The EU has adopted a Directive regarding the taxation of savings income. Member States of the European Union are required to provide to the tax authorities of other Member States of the European Union details of payments of interest and other similar income paid by a person to an individual in another Member State of the European Union, except that Austria, Belgium and Luxembourg instead impose a withholding system for a transitional period unless during such period they elect otherwise.

United States Federal Income Tax Considerations

The following discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, the applicable US Treasury regulations promulgated or proposed under the Code, judicial authority and current administrative rulings and practice, all as in effect as of the date of this annual report. Legislative, judicial or administrative changes or interpretations may occur in the future that may be retroactive and that could alter or modify the continued validity of the following statements and conclusions.

Except as specifically noted, this discussion is limited to the US federal income tax considerations that apply to a “US holder,” which is a beneficial owner of a note that is, for US federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for US federal tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to US federal income tax regardless of its source; or

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have authority to control all substantial decisions of the trust.

Certain aspects of US federal income taxation relevant to a beneficial owner of a note that is an individual, a corporation, an estate or a trust other than a US holder, or a non-US holder, are also discussed below. The discussion below assumes that the notes will be treated as debt for US federal income tax purposes. The discussion assumes that any original issue discount (“OID”) on a note is a de minimis amount, within the meaning of the US Treasury regulations relating to OID. Under these regulations, a note will have OID to the extent the principal amount of the note exceeds its issue price. Further, if a note has any OID, it generally will be de minimis if it is less than 1/4% of the principal amount of the note multiplied by the number of full years included in its term. The discussion does not address all aspects of US federal income taxation that might be relevant to particular holders due to their personal investment circumstances or status, nor does it discuss the consequences to investors subject to special treatment under the US federal income tax laws, such as dealers in securities or foreign currency, brokers, taxpayers that have elected mark-to-market accounting, financial institutions or “financial services entities,” insurance companies, tax-exempt organizations or private foundations, taxpayers holding notes as part of a “straddle,” “hedge,” “conversion transaction,” “constructive sale” or other integrated investment, US holders that have a “functional currency” other than the US dollar, US expatriates or former long-term residents of the United States and persons subject to the alternative minimum tax. This discussion does not address any special rules that may apply if the holder receives principal in installment payments or if a note is called before the maturity date. This discussion also does not take into consideration any US federal income tax implications if:

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

Except as otherwise indicated below, this discussion is generally limited to the tax consequences to beneficial owners of the notes that are initial holders of the notes, that hold the notes as capital assets (within the meaning of Section 1221 of the Code) and that received the notes in an exchange offer for the unregistered notes that were purchased for cash at their original issuance. Holders that acquired the notes after their original issuance are urged to consult their tax advisors regarding any additional US federal income tax consequences of their investment in the notes, including the application of the amortizable bond premium or market discount rules, as well as other rules, which may apply under their particular circumstances.

The references in the discussion concerning foreign currency, exchange rates and exchange gain or loss apply only to the sterling-denominated notes.

Each holder should consult its own tax advisor concerning the application of US federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction to its particular situation.

Stated Interest on Notes

Stated interest on a note will be taxable to a US holder as ordinary income either at the time it accrues or is received in accordance with the US holder’s method of accounting for tax purposes. Stated interest paid on a note will be includible in income by a US holder in an amount equal to the US dollar value of the interest, regardless of whether a payment is in fact converted to US dollars at that time. If the US holder uses the cash method of accounting for tax purposes, the US dollar value of the interest is determined using the spot rate at the time payment is received. If a US holder uses the accrual method of accounting for tax purposes, the US dollar value of the interest is determined using the average exchange rate during the relevant accrual period (or partial accrual period for interest paid in a subsequent taxable year) or, if elected, the spot rate (a) on the last day of the relevant accrual period (or partial accrual period) or (b) on the payment date, if that date is within five business days of the last day of the accrual period or taxable year. Any spot rate election will apply to all debt instruments held by the US holder at the beginning of the first taxable year to which the election applies or afterwards acquired and will be irrevocable without the consent of the US Internal Revenue Service (“IRS”). Any differences in the exchange rate between the rate at which interest on a note is included in income and the spot rate on the payment (or disposition) date for interest will result in exchange gain or loss on the related amount of interest, and will generally be treated as US source ordinary income or loss for US federal income tax purposes. The US dollar value of interest accrued or received, adjusted for any exchange gain or loss as to the amount accrued, generally will be a US holder’s tax basis in the foreign currency received as interest on a note.

Additional Amounts and Other Additional Interest

We intend to treat the possibility that we will pay additional amounts (i.e., the amount provided for in the Notes to prevent any net reduction on account of certain withholding taxes) or any other amounts in excess of stated principal and interest as a remote or incidental contingency, within the meaning of applicable US Treasury regulations. Accordingly, we believe the gross amount of any such amounts should be includible in gross income by a US holder as ordinary interest income at the time that amount is received or accrued in accordance with the US holder’s method of accounting for tax purposes in the same manner as discussed above under “—Stated Interest on Notes,” and should not cause the notes to be subject to the contingent payment debt instrument rules. However, the IRS may not agree. US holders should consult their tax advisors regarding the potential application of the contingent payment debt instrument rules and the consequences thereof.

Pre-Issue Interest

Certain US holders may be entitled to receive a payment in respect of interest accrued for a period before the relevant notes were issued (“Pre-issue Interest”). Under applicable Treasury regulations, the portion of the initial amount paid for a note that is allocable to such Pre-issue Interest can be considered subtracted from the purchase price for the note. Accordingly, any portion of a payment on a note allocable to Pre-issue Interest may not be included in income or accrued as interest, but it may result in recognition of foreign currency gain or loss.

Withholding Taxes

Interest income on a note generally will constitute foreign source income and, for taxable years beginning on or before December 31, 2006, generally will be considered “passive” income or, in the case of certain US holders, “financial services” income, which are treated separately from other types of income in computing the foreign tax credit allowable to US holders under US federal income tax laws. For taxable years beginning after December 31, 2006, interest income on a note generally will constitute “passive category income” or, in the case of certain US holders, “general category income.”

Should any foreign tax be withheld, the amount withheld and the gross amount of any additional amounts paid to a US holder will be included in such holder’s income at the time such amount is received or accrued in accordance with such holder’s method of tax accounting. Foreign withholding tax paid at the rate applicable to a

US holder would, subject to limitations and conditions (including the applicability of any treaty benefits), be treated as foreign income tax eligible for credit against such holder’s US federal income tax liability or, at such holder’s election, eligible for deductions in computing taxable income. US holders should consult their tax advisors regarding the creditability or deductibility of any withholding taxes. Any additional amounts generally would constitute foreign source income and should be translated into the US dollar value in accordance with the rules governing interest as described above.

Amortizable Bond Premium

The amount equal to the excess of a US holder’s initial tax basis in a note over the amount payable at maturity on the note will be considered “amortizable bond premium.” A US holder may elect (with respect to the note and all other obligations of such US holder with amortizable bond premium) to amortize such premium using a constant yield method over the remaining term of the note and may offset interest income otherwise required to be included in respect of a note during any taxable year by the amortized amount of such excess for the taxable year. The notes are subject to call provisions at our option at various times. A US holder will calculate the amount of amortizable bond premium based on the amount payable at the call date, but only if the call date (in lieu of the maturity date) results in a smaller amortizable bond premium for the period ending on the call date. For a note denominated in foreign currency, the amount of amortizable bond premium that will reduce a US holder’s interest income with respect to such note is determined each year in such foreign currency. At the time amortizable bond premium offsets the holder’s interest income, exchange gain or loss (which will be taxable as ordinary income or loss) generally will be realized with respect to such amortizable bond based on the difference between the spot rates of exchange on the date the premium is returned (or recovered) and the date the note was acquired.

Once the election to amortize bond premium is made, it will apply to all debt obligations held or acquired by a US holder on or after the first day of the first taxable year to which the election applies and can only be revoked with the consent of the IRS.

Sale, Exchange or Redemption

Unless a non recognition provision applies, the sale, exchange, redemption (including under an offer by us) or other disposition of a note will be a taxable event for US federal income tax purposes. In that event, a US holder will recognize gain or loss equal to the difference between:

•

the US dollar value of the amount of cash plus the fair market value of any property received upon that sale, exchange, redemption or other taxable disposition (other than amounts attributable to accrued but unpaid interest, which will be taxable as such); and

•	the US holder’s adjusted tax basis in the note.

A US holder’s adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest, excluding the portion allocable to Pre-issue Interest, if any, and reduced by any amortized bond premium) to the US holder, which is the US dollar value of the foreign currency purchase price of the note translated at the spot rate for the date of purchase or, in some cases, the settlement date. The conversion of US dollars into foreign currency and the immediate use of that foreign currency to purchase a note generally will not result in a taxable gain or loss for a US holder. A US holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a note equal to the US dollar value of that foreign currency on the date of receipt.

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

Upon the sale, exchange, retirement or repayment of a note, a US holder will recognize exchange gain or loss to the extent that the rate of exchange on the date of retirement or disposition differs from the rate of exchange on the date the note was acquired or deemed acquired. Exchange gain or loss is recognized, however, only to the extent of total gain or loss on the transaction. For purposes of determining the total gain or loss on the transaction, a US holder’s tax basis in a note will generally equal the US dollar cost of the note. Exchange gain or loss recognized by a US holder will generally be treated as US source ordinary income or loss.

Any gain realized by a US holder on the sale, exchange or redemption of a note generally will be treated as US source income for US foreign tax credit purposes. Any loss realized upon a sale, exchange, redemption or other disposition of a note generally will be allocated against US source income for US foreign tax credit purposes.

Information Reporting and Back-up Withholding

Payments of interest and principal on a note and the proceeds from the sale or redemption or other disposition of a note paid to a US holder, other than a corporation or other exempt recipient, will be reported to the IRS. A US holder may be subject to US back-up withholding on interest and principal paid on a note and proceeds from the sale or redemption or other disposition of a note unless the US holder:

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

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks arising from adverse changes in market rates and prices, such as foreign currency rates and interest rates. Our treasury activities, including an assessment of our market risks, are controlled by our treasury function and are based on policies and procedures approved by our Board of Directors. We do not enter into derivatives or other financial instruments for trading or speculative purposes. In December 2004, we entered into a hedging arrangement in respect of the amount of the coupon payments of our US dollar-denominated Notes in order to hedge the effect of dollar/sterling currency fluctuations with respect to the first five years’ interest payments due on those Notes. In May 2006 we designated a loan to an associate company in US Dollars, in order to create a partial economic hedge against principal repayment of the US dollar-denominated Notes. In addition, we may enter into derivative financial instruments in future periods if we believe that it is an appropriate way to manage our market risks.

Foreign Exchange Risk

We operate primarily in the United Kingdom and more than 95% of our invoices are denominated in our functional currency. Approximately a third of our debt is denominated in US dollars. Substantially all of our remaining assets and liabilities, excluding our obligations to other group companies and short-term financing, are denominated in our functional currency.

At December 31, 2006, we had £101.9 million ($200.0 million) of obligations outstanding under the US dollar-denominated Notes, partially offset by a £25.7 million ($50.4 million) US dollar loan receivable due from GCE (see Item 7B “Related Party Transactions—Intercompany loans”). A 10% weakening in sterling, from the balance sheet date, against the US dollar would result in a foreign currency loss of £8.5 million.

We entered into a five year cross-currency interest rate swap transaction with an affiliate of Goldman, Sachs & Co. to minimize exposure to any dollar/sterling currency fluctuations related to interest payments on the US dollar-denominated Notes. The swap transaction converts the US dollar currency rate on interest payments to a specified pound sterling amount.

As of December 31, 2005 and 2006, we had net payables, excluding indebtedness, of £13.6 million and £14.4 million respectively, in currencies other than pounds sterling. A 10% weakening in the rate of pounds sterling, from the balance sheet date, against the US dollar and other currencies would result in a foreign currency loss of £1.6 million. In the years ended December 31, 2005 and 2006, we recognized a foreign currency loss of £13.3 million and a gain of £12.6 million, respectively, on our non-functional currency net payables and loans.

Interest Rate Risk

Interest on the Notes is fixed and payable semi-annually. The US dollar-denominated notes bear interest at 10.75% and the sterling-denominated notes bear interest at a rate of 11.75%. If market interest rates were to decrease substantially below the fixed rates, we would be incurring above-market interest expense.

As at December 31, 2006, a 1% movement in market interest rates would have an insignificant impact on the Company’s results.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Review of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company carried out a review, under the supervision and with the participation of the Company’s management, including the Managing Director (the principal executive officer) and UK Finance Director (the principal financial officer), of the effectiveness of the design and operation of these disclosure controls and procedures at December 31, 2006.

As part of this review, we considered (i) the evaluation by our parent company of the disclosure controls and procedures of the GCL Group Companies, including ourselves, as discussed in GCL’s 2006 annual report filed on Form 10-K on March 16, 2007, (ii) matters pertaining to our financial reporting on a standalone basis under IFRS , as a foreign private issuer for SEC reporting purposes, and (iii) the remediation of GCUK’s previously identified material weakness in internal control over financial reporting as of December 31, 2005 as reported in our 2005 annual report on Form 20-F .

Based upon this review, we have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2006.

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

Effective for the year ending December 31, 2007, under Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”) and Item 308 of the SEC’s Regulation S-K, our management will be required to assess the effectiveness of the Company’s internal control over financial reporting. However, GCL, our parent company, was required for the year ended December 31, 2006 to adhere to the requirements of SOX 404 and Item 308 of Regulation S-K.

Accordingly, GCL conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Criteria”). We participated in GCL’s evaluation insofar as such evaluation encompassed the operations of GCUK.

In addition to the participation in our parent company’s evaluation, we considered matters pertaining to our financial reporting on a standalone basis, as a foreign private issuer for SEC reporting purposes. Such standalone financial reporting has been undertaken in IFRS (with reconciliations to US GAAP) for each of our quarterly reports in 2006 and in the consolidated financial statements included elsewhere in this report.

We also considered the remediation of GCUK’s previously identified material weakness in internal control over financial reporting as of December 31, 2005 as reported in our 2005 annual report on Form 20-F. The material weakness we identified related to our failure to maintain appropriate controls over the process for calculating, recording and reporting of depreciation expense. The Company has implemented remediation measures, as explained below, which management believes have remediated GCUK’s material weakness as of December 31, 2006.

We have taken the following measures to remediate the material weakness as described above:

•	Implemented additional management review procedures, and analytical review procedures, to help ensure the validity of the depreciation expense amounts calculated.

•

Implemented an SAP enterprise software application and database as the financial system of record with effect from January 1, 2006, thus substantially reducing reliance on manual spreadsheets, including those related to depreciation charges.

•

Adopted IFRS as our basis of financial reporting, effective beginning with our 2005 annual report Form 20-F. As noted in Note 31 of our 2005 annual report Form 20-F, we have availed ourselves of an exemption under IFRS whereby our fixed assets at the transition date to IFRS are stated at fair value. Accordingly, the carrying value of our asset base is now substantially identical for purposes both of our standalone reporting under IFRS and our parent’s consolidated reporting under US GAAP, thereby simplifying and further automating our control environment around fixed assets and depreciation expense from 31 December 2005.

On December 28, 2006 the Company acquired control of Fibernet and Fibernet’s results of operations have been included in the consolidated financial statements commencing on that date. At December 28, 2006, total assets acquired were valued at £99.5 million and net assets acquired were valued at £60.2 million (see note 4, “Business combinations” to the accompanying consolidated financial statements). Since the acquisition was completed in late 2006, the scope of management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 does not include Fibernet. This exclusion is in accordance with the general guidance issued by the Securities and Exchange Commission that an assessment of a recently acquired business may be omitted from management’s report on internal control over financial reporting in the year of acquisition.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2006, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. Since Fibernet was acquired late in 2006, we are currently in the process of migrating overlapping processes and systems to legacy Global Crossing processes and systems.

ITEM 16.	[RESERVED]

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

On July 6, 2005, the Company established an audit committee. This comprises Richard Atkins (non-executive), John Hughes (non-executive) and John McShane. Richard Atkins has been designated as the audit committee financial expert. The responsibilities of the audit committee are to:

•	Monitor the integrity of the companies’ financial statements, reviewing significant financial reporting judgments contained within them.

•	To review the companies’ internal financial controls and internal control and risk management systems.

•	To monitor and review the effectiveness of the companies internal audit function.

•	To decide upon the external auditors’ appointment, removal and remuneration.

•	To monitor and review the external auditor’s independence and objectivity and the effectiveness of the audit process.

•	To develop and implement policy on the engagement of the external auditor to supply non-audit services.

ITEM 16.B.	CODE OF ETHICS

GCL, our parent company, has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principle accounting officer or controller, or persons performing similar functions. Our Board of Directors has adopted our parent company’s code of ethics as our own. This code of ethics is available on our parent company’s website (www.globalcrossing.com).

ITEM 16.C.	PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following fees were paid or are payable to the Company’s and the Issuer’s auditors for the years ended December 31, 2005 and 2006.

	2005	2006
	(£ thousands)
Audit Fees(1)	£992	£1,053
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees (2)	—	—

Aggregate fees for professional services	£992	£1,053

(1)	For the year ended December 31, 2006, £0.3 million of this amount was capitalized within deferred finance fees.
(2)	There were no other fees paid or payable to the Company’s and Issuers’ auditors in years ended December 31, 2005 and 2006.

ITEM 16.D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18. “Financial Statements” in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements filed as part of this annual report may be found beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Memorandum and Articles of Association of Global Crossing (UK) Finance Plc (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

1.2	Memorandum and Articles of Association of Global Crossing (UK) Telecommunications Limited (incorporated by reference to Exhibit 3.2 Registration Statement on Form F-4 filed on June 8, 2005).

2.1	Indenture, dated December 23, 2004, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, as Guarantor, the other Guarantors defined therein and the Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

2.2	Supplemental Indenture, dated December 28, 2006, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, as Guarantor, Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited, as Subsidiary Guarantors, and the Bank of New York, as Trustee.

4.1	Security Arrangement Agreement, dated December 23, 2004, among the Bank of New York as Trustee and Collateral Agent, Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, STT Communications Ltd, STT Crossing Ltd and STT Hungary Liquidity Management Limited Liability Company. (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.2	Intercreditor and Collateral Agency Agreement, dated December 23, 2004, among the Interest Hedge Secured Parties defined therein and the Bank of New York as Collateral Agent (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.3	Debenture, dated December 23, 2004, among Global Crossing (UK) Telecommunications Limited, Global Crossing (UK) Finance Plc and the Bank of New York as Collateral Agent (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.4	Affiliate Subordination Agreement, dated December 23, 2004, among Global Crossing Limited, Global Crossing (UK) Telecommunications Limited, certain affiliates of Global Crossing Limited named therein and Wells Fargo Bank, National Association, as Trustee and Agent (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.5	Finance Lease Agreement between Railtrack Plc and BR Telecommunications Limited, dated June 20, 2004 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.6	Capacity Purchase Agreement between Network Rail Infrastructure Limited and Global Crossing (UK) Telecommunications Limited, dated November 10, 2004 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.7	Deed of Grant from Railtrack Plc to BR Telecommunications Limited, dated March 31, 1995 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.8	Deed of Grant from British Railways Board to BR Telecommunications Limited, dated March 31, 1995 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.9	Agreement in respect of Telecommunications Apparatus between Railtrack Plc and BR Telecommunications Limited, dated April 21, 1995 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.10	Agreement in respect of Telecommunications Apparatus between British Railways Board and BR Telecommunications Limited, dated June 19, 1995 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.11	Debenture, dated December 28, 2006, among Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited, as Chargors, and the Bank of New York, as Collateral Agent.

4.12	Purchase Agreement, dated December 20, 2006, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, and ABN AMRO Bank N.V.

4.13	Share Purchase Agreement, dated December 28, 2006, among GC Acquisitions UK Limited, as Vendor, and Global Crossing (UK) Telecommunications Limited, as Purchaser.

4.14	Accession Deed to the Security Arrangement Agreement, dated December 28, 2006, among Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited.

4.15	Exchange and Registration Rights Agreement, dated December 28, 2006, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, and ABN AMRO Bank N.V.

4.16	Share Purchase Agreement, dated December 27, 2006, among Fibernet Group Limited, as Vendor, and Global Crossing International, Ltd, as Purchaser.

12.1	Certification of Anthony Christie filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of Shaun Tweed filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Anthony Christie furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350.

13.2	Certification of Shaun Tweed furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350.

Global Crossing (UK) Telecommunications Limited

Consolidated Financial Statements for the year ended December 31, 2006

G lobal Crossing (UK) Telecommunications Limited

Global Crossing (UK) Telecommunications Limited

Independent auditors’ report to the shareholders’ of Global Crossing (UK) Telecommunications Ltd.

The Board of Directors and Shareholders of Global Crossing (UK) Telecommunications Ltd

We have audited the accompanying consolidated balance sheets of Global Crossing (UK) Telecommunications Limited as of December 31, 2005 and 2006, and the related consolidated income statements, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Crossing (UK) Telecommunications Limited at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union which differ in certain respects from United States generally accepted accounting principles (see note 30 of the notes to the consolidated financial statements).

Ernst & Young LLP

London, England

April 20, 2007

Global Crossing (UK) Telecommunications Limited

Consolidated Income Statements

(in thousands)

		Year ended December 31,
	Note	2004	2005	2006
Revenue	3	£271,096	£239,498	£240,612
Cost of sales		(156,735)	(136,317)	(147,481)

Gross profit		114,361	103,181	93,131

Distribution costs		(10,504)	(10,009)	(10,385)
Administrative expenses		(40,258)	(47,738)	(53,683)
Net gain arising from acquisition of Fibernet	5	—	—	8,453

Operating profit	5	63,599	45,434	37,516

Finance revenue	7	1,324	2,206	1,503
Finance charges	8	(1,937)	(42,125)	(16,191)

Profit before tax		62,986	5,515	22,828

Tax benefit/(charge)	9	11,364	2,477	(9,377)

Profit for the year		£74,350	£7,992	£13,451

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Statements of Changes in Equity

(in thousands)

	Note	Share Capital	Capital Reserve	Hedging Reserve	Accumulated Deficit	Total

At January 1, 2004		£100	£21	£—	£(396,220)	£(396,099)
Loss on cash flow hedge taken to equity		—	—	(2,440)	—	(2,440)

Total income and expense recognized directly in equity		—	—	(2,440)	—	(2,440)
Transfers to consolidated income statement on cash flow hedge		—	—	42	—	42
Profit for the year		—	—	—	74,350	74,350

Total income and expense for the period		—	—	(2,398)	74,350	71,952
Issued share capital		1	21,895	—	—	21,896
Share-based payment	24	—	1,146	—	—	1,146
Write off of intercompany loans		—	—	—	82,000	82,000

At December 31, 2004		£101	£23,062	£(2,398)	£(239,870)	£(219,105)
Gain on cash flow hedge taken to equity		—	—	4,100	—	4,100

Total income and expense recognized directly in equity		—	—	4,100	—	4,100
Transfers to consolidated income statement on cash flow hedge		—	—	206	—	206
Profit for the year		—	—	—	7,992	7,992

Total income and expense for the period		—	—	4,306	7,992	12,298
Share-based payment	24	—	2,089	—	—	2,089

At December 31, 2005		£101	£25,151	£1,908	£(231,878)	£(204,718)
Loss on cash flow hedge taken to equity		—	—	(4,343)	—	(4,343)

Total income and expense recognized directly in equity		—	—	(4,343)	—	(4,343)
Transfers to consolidated income statement on cash flow hedge		—	—	(181)	—	(181)
Profit for the year		—	—	—	13,451	13,451

Total income and expense for the period		—	—	(4,524)	13,451	8,927
Share-based payment	24	—	217	—	—	217

At December 31, 2006		£101	£25,368	£(2,616)	£(218,427)	£(195,574)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Balance Sheets

(in thousands)

		December 31,
	Note	2005	2006
Non current assets
Intangible assets, net	11	£1,296	£14,241
Property, plant and equipment, net	12	129,005	182,556
Investment in associate	13	4	163
Retirement benefit asset	25	1,106	922
Derivative financial instrument	18,19	1,245	—
Trade and other receivables (including amounts receivable from related parties of £nil and £29,271, respectively)	14	3,669	33,130
Deferred tax asset	9	8,148	5,262

		144,473	236,274

Current assets
Inventory		—	1,112
Trade and other receivables (including amounts receivable from related parties of £4,526 and £5,888, respectively)	14	59,954	59,182
Deferred tax asset	9	5,693	—
Derivative financial instrument	18,19	415	—
Cash and cash equivalents		44,847	40,309

		110,909	100,603

Total assets		£255,382	£336,877

Current liabilities
Trade and other payables (including amounts payable to related parties of
£6,704 and £6,680, respectively)	16	£(68,486)	£(77,980)
Senior secured notes	19	(13,997)	—
Deferred revenue		(30,823)	(48,005)
Provisions	17	(2,980)	(3,266)
Obligations under finance leases	15	(6,681)	(9,214)
Derivative financial instrument	18,19	—	(894)

		(122,967)	(139,359)

Non current liabilities
Trade and other payables	16	—	(647)
Senior secured notes	19	(195,097)	(249,631)
Deferred revenue		(103,850)	(109,765)
Retirement benefit obligation	25	(2,922)	(2,808)
Provisions	17	(11,603)	(5,243)
Obligations under finance leases	15	(23,661)	(23,209)
Derivative financial instrument	18,19	—	(1,789)

		(337,133)	(393,092)

Total liabilities		(460,100)	(532,451)

Net liabilities		£(204,718)	£(195,574)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	20	£101	£101
Capital reserve		25,151	25,368
Hedging reserve		1,908	(2,616)
Accumulated deficit		(231,878)	(218,427)

Total equity		£(204,718)	£(195,574)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Cash Flow Statements

(in thousands)

	Year ended December 31,
	2004	2005	2006
Operating activities:
Profit for the year	£74,350	£7,992	£13,451
Adjustments for:
Finance costs, net	613	39,919	14,688
Income tax	(11,364)	(2,477)	9,377
Depreciation of property, plant and equipment	14,217	18,334	21,817
Amortization of intangible assets	378	832	1,120
Share based payment expense	1,146	2,089	217
Gain on settlement of contracts due to Fibernet acquisition	—	—	(8,411)
Gain on recognition of negative goodwill	—	—	(1,748)
Loss on disposal of property, plant and equipment	6	715	168
Equity income from associate	—	—	(159)
Change in provisions	(6,688)	1,917	(6,582)
Change in operating working capital	(4,050)	1,447	9,204
Change in other assets and liabilities	(9,696)	(6,206)	8,231

Cash generated from operations	58,912	64,562	61,373
Interest paid	(6,690)	(26,924)	(26,463)

Net cash provided by operating activities	£52,222	£37,638	£34,910

Investing activities:
Interest received	£1,672	£1,479	£3,740
Proceeds from disposal of property, plant and equipment	—	10	8
Purchase of property, plant and equipment and intangible assets	(7,811)	(9,452)	(20,435)
Acquisition of subsidiary, net of cash acquired	—	—	(45,013)

Net cash used in investing activities	£(6,139)	£(7,963)	£(61,700)

Financing activities:
Loans provided to group companies	£160	£—	£(43,835)
Loans repaid by group companies	(334,147)	—	16,114
STT Bridge loan facility	68,570	—	—
Senior secured notes, net	196,095	—	55,394
Repayment of capital elements under finance leases	(5,971)	(6,021)	(5,421)

Net cash (used in)/provided by financing activities	£(75,293)	£(6,021)	£22,252

Net (decrease)/increase in cash and cash equivalents	£(29,210)	£23,654	£(4,538)
Cash and cash equivalents at the beginning of year	50,403	21,193	44,847

Cash and cash equivalents at the end of year	£21,193	£44,847	£40,309

Non cash investing activities:
Capital lease and debt obligations incurred	£8,672	£691	£5,072

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

1. Description of business

Global Crossing (UK) Telecommunications Limited (“GCUK”), formerly Racal Telecommunications Limited (“Racal”) is a company registered in England and Wales at 1 London Bridge, London, SE1 9BG. GCUK is one of the leading providers in the United Kingdom (“UK”) of managed network communications services. The Company provides a wide range of telecommunications services, including data, Internet Protocol (“IP”) and voice services to government and other public sector organizations, major corporations and other communications companies. The Company markets these services through two channels, enterprise services and carrier services. Other enterprise services include pre-sales engineering and customer premise equipment (“CPE”) design, equipment procurement, provisioning and installation, and ongoing end-to-end CPE and network management and maintenance support. GCUK’s carrier customers include leading communications service providers. GCUK also provides to their carrier customers indefeasible rights to use (“IRU”) dark fiber and empty ducts.

GCUK is an indirect, wholly owned subsidiary of, and part of a group of companies (the “Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company organized under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing (Bidco) Limited (“GC Bidco”), a company registered in England and Wales, which is an indirect wholly owned subsidiary of GCL.

On October 22, 2004, Global Crossing (UK) Finance Plc (“GC Finance”) was created as a wholly owned special purpose financing subsidiary of GCUK. This entity was formed for the sole purpose of acting as a financing company for the issuance of debt securities and other financing arrangements and has no separate operations.

On December 28, 2006, we announced that GC Finance had completed its offering of 11.75 percent senior secured notes due 2014 (“Additional Notes”). The £52.0 million aggregate principal amount of Additional Notes was priced at 109.25 percent of par value and the issue raised £56.8 million in gross proceeds. The Additional Notes were issued under the indenture, dated as of December 23, 2004 (“Indenture”), pursuant to which GC Finance previously issued $200 million aggregate principal amount of its US dollar-denominated 10.75% senior secured notes due 2014 and £105 million aggregate principal amount of its sterling-denominated 11.75% senior secured notes due 2014 (“Initial Notes”).

The Initial Notes and the Additional Notes are collectively referred to as the “Notes” or the “Senior Secured Notes”.

On December 28, 2006, proceeds from the offering were used to acquire the UK operations (“Fibernet”) of Fibernet Group Ltd and its subsidiaries (“Fibernet Group”) from GC Acquisitions UK Limited (“GC Acquisitions”), an affiliated acquisition vehicle that acquired Fibernet pursuant to an offer that was declared wholly unconditional on October 11, 2006, and to pay related fees and expenses. Upon completion of the acquisition by GCUK, Fibernet guaranteed the Additional Notes and all other obligations under the Indenture. Prior to the acquisition by GCUK, Fibernet Group transferred its German business operations to Global Crossing International Ltd (“GCI”), a wholly owned subsidiary of GCL, by way of a transfer of Fibernet Holding Ltd and its wholly owned subsidiary, Fibernet GmbH, to GCI.

GCUK, GC Finance and Fibernet are collectively referred to as the “Company”.

2. Accounting policies

Basis of preparation

The consolidated financial statements of Global Crossing (UK) Telecommunications Limited for the year ended December 31, 2006, were authorized for issue for the Board of Directors on April 11, 2007.

The consolidated financial statements incorporate the financial statements of GCUK and its wholly owned subsidiaries, made up to December 31, each year, and are prepared in accordance with International Financial Reporting Standards (“IFRSs”), as adopted by the European Union (“EU”). IFRSs as adopted by the EU differ in certain respects from the IFRSs issued by the International Accounting Standards Board (“IASB”). However the consolidated financial statements for the periods presented would be no different had the Company applied

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

IFRSs as issued by the IASB. References to “IFRS” hereafter should be construed as reference to IFRSs as adopted by the EU. The Company adopted IFRS with effect from January 1, 2004 (“date of transition”).

All intra-Company transactions, balances, income and expenses are eliminated on consolidation.

In preparing the consolidated financial statements, the directors have formed a judgment that there is a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing these financial statements.

These consolidated financial statements have been prepared on the historical cost basis, except for (i) certain financial instruments which are recorded at fair value and (ii) tangible fixed assets which have been adjusted to fair value at the date of transition, and thereafter at cost. A summary of the principal accounting policies is set out below, all of which have been applied consistently throughout the year and preceding years as presented.

Reclassifications

Certain amounts in prior year consolidated financial statements and accompanying notes have been reclassified to conform to the current year presentation.

During 2006, the presentation of operating cash flows within the consolidated cash flow statements were revised to disclose separately the impact of changes in current and non-current assets and liabilities, excluding provisions.

Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported revenue and expenses during the year. Actual results could differ from those estimates. The estimates are based on historical factors, current circumstances and experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in respect of network and other services, long term indefeasible right of use (“IRU”) agreements and installation services, net of discounts, VAT and other sales-related taxes.

Network and other services

Network service revenues are generated from the sale of transmission of voice and data traffic and short term network capacity and are recognized in the period the services are utilized by the customer. Other service revenues are generated from design and deployment of customer premises equipment (“CPE”), maintenance and network management for enterprise customers. Revenue from the provision of other services which are contracted to be performed continuously over the contract term is recognized evenly over the period of each contract. For services invoiced in advance, amounts are deferred until the provision of the service.

Long term IRU agreements

Revenues from the lease of network capacity and dark fiber to third parties pursuant to long term IRU agreements are recognized on a straight line basis over the life of the contract. Non-refundable payments received from customers before relevant criteria are satisfied for revenue recognition are included in deferred revenue in the accompanying consolidated balance sheets.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Installation services

The Company amortizes revenue related to installation services on a straight line basis over the average contracted customer relationship (typically 24 months). In situations where the contracted period is significantly longer than the average, the actual contract term is used.

Gross versus net revenue recognition

In determining its presentation of revenue and cost of sales, the Company assesses whether it acts as a principal in the transaction or as an agent acting on behalf of others. Where the Company is the principal in the transaction and has the risks and rewards of ownership, the transactions are recorded as gross in the consolidated income statements. If the Company does not act as principal in the transaction, the transactions are recorded on a net basis in the consolidated income statements.

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

There are no finance leases to which the company is party as lessor.

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Connection costs

The Company is charged initial connection fees when taking on new Integrated Service Digital Network / Public Switch Telephone Network circuits from local loop suppliers. These circuits are purchased by the Company solely and specifically for the purposes of providing connectivity over the final leg of the connection between customer premises and the Company’s network. Such initial connection costs are treated as deferred costs within other receivables, and are amortized as an expense within cost of sales on a straight-line basis over the average expected customer relationship (typically 24 months).

Foreign currencies

The individual financial statements of GCUK and its subsidiary undertakings are presented in the currency of the primary economic environment in which they operate (their functional currency) which is pounds sterling. This is also the presentation currency for the consolidated financial statements.

In order to hedge its exposure to certain foreign exchange risks, the Company has entered into swap agreements. See “Derivative financial instruments and hedge accounting” below for details of the Company’s accounting policies in respect of such swap agreements.

Goodwill and business combinations

In accordance with the provisions of International Financial Reporting Standard 3, “Business Combinations” (“IFRS 3”), business combinations are recorded using the purchase method. Under this method, upon initial consolidation of an entity over which the Company has acquired exclusive control, the assets acquired and the liabilities and contingent liabilities assumed are recognized at their fair value at acquisition date. At this date, goodwill is initially measured at the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Excess of the fair value of identifiable net assets acquired over total consideration is recognized directly in the consolidated income statement within administrative expenses.

Intangible assets

Computer software is stated at cost, being purchase price together with any directly attributable costs incurred in preparing the software for its intended use, net of amortization and provisions for impairment.

Costs directly associated with the production of internally developed software, where it is probable that they will generate future economic benefits exceeding costs, are recognized in intangible assets and amortized over their estimated useful lives from the date the software is ready for use. Where internally generated software is not yet complete, associated costs recognized at the balance sheet date are reviewed for impairment.

Acquired intangible assets comprise customer contracts and relationships and internally developed software. Acquired intangible assets with finite lives are amortized over their estimated useful lives.

Amortization is provided on all intangible assets, so as to write off the cost, less estimated residual value, over their estimated lives using the straight line method as follows:

Computer software	3-5 years
Acquired intangible assets (see note 11)	1 to 10 years

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Costs recorded prior to a network segments’ completion are reflected as construction in progress, which are reclassified to network assets at the date that each segment of the applicable system becomes operational. Construction in process includes direct expenditures for the construction of network systems and is stated at cost. Capitalized costs include costs incurred under the construction contract: advisory, consulting and legal fees, direct internal costs (including labor) and operating costs incurred during the construction phase.

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

Where the carrying value of an item of property, plant and equipment includes the cost of replacement for part of the item, then the carrying value of the replaced part is derecognized regardless of whether the replacement part had been depreciated separately. Where it is not practicable to determine the carrying amount of the replaced part, the Company may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

Depreciation is provided on all plant, property and equipment except construction in progress, so as to write off the cost less estimated residual value of each asset, over their estimated useful lives, using the straight-line method, on the following basis:

Buildings	10 to 40 years
Leasehold improvements	Lesser of the lease term or 20 years
Furniture, fixtures and equipment	3 to 7 years
Transmission equipment	3 to 25 years

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Investment in associates

Investments in associates are accounted for using the equity method of accounting. An associated undertaking is an entity in which the Company has a participating interest and, in the opinion of directors, can exercise significant influence over its operating and financial policies. Administrative expenses within the consolidated income statement includes the Company’s share of the operating result and the consolidated balance sheet shows the Company’s share of the net assets or liabilities of those entities.

Inventory

Inventory is stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Inventory balances at the balance sheet date represent equipment held for resale.

Financial instruments

Financial assets and financial liabilities are recognized on the Company’s balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by any provision for doubtful debts and sales credits.

Provisions for doubtful debts are charged to administrative expenses whilst provisions for sales credits are charged against revenue, both contained within the consolidated income statement. The adequacy of provisions is evaluated periodically by the Company utilizing several factors including the length of time the receivables are past due, changes in the customer’s creditworthiness, the customer’s payment history, the length of the customer’s relationship with the Company, the current economic climate, current industry trends and other relevant factors. Service level requirements are assessed to determine sales credit requirements where necessary.

Changes in these estimates are charged or credited to the consolidated income statement in the period of the change. If circumstances occur, such as changes in the financial viability of significant customers, and economic downturn, or changes in the Company’s ability to meet service level requirements, the estimated of the recoverability of the Company’s receivables could be reduced by a material amount.

Cash and cash equivalents

Cash and cash equivalents include cash held by the Company and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

For the purposes of consolidated cash flow statements, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Financial liabilities

Financial liabilities issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability.

Trade payables

Trade payables are not interest-bearing and are stated at their nominal value.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Derivative financial instruments and hedge accounting

Derivative financial instruments are recorded at fair value as either assets or liabilities contained within the balance sheet. For the purposes of hedge accounting, hedges are classified as:

•	fair value hedges when hedging the exposure to changes in the fair value of a recognized asset of liability; or

•

cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a probable forecast transaction.

Hedge accounting is only used where, at the inception of the hedge, there is formal designation and documentation of the hedging relationship and it meets the Company’s risk management objective strategy for undertaking the hedge.

Changes in the fair value of derivative financial instruments that are not designated as hedges and/or ineffective portions of cash flow hedges are required to be recognized in the consolidated income statement in the current period. Changes in the fair value of the effective portions of cash flow hedges are required to be recognized in the hedging reserve in equity and to be recognized in the consolidated income statement when the hedged item is recognized in the consolidated income statement. Changes in the fair value of effective portions of fair value hedges are recognized in the consolidated income statement with the change in value of the hedged item.

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

Retirement benefit costs

The Company’s employees participate in two occupational pension schemes;

•	The Global Crossing Pension Scheme (“the “Global scheme); and

•	The Global Crossing Shared Cost Section of the Railways Pension Scheme (the “Railways scheme”).

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

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

Deferred tax is the tax expected to be paid or recovered on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax is measured at the rates that are expected to apply in the periods in which timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

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

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current tax liabilities and when they relate to taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

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

Changes in assumptions, especially as they relate to anticipated third-party sub-lease payments, could have a material effect of the restructuring provision.

Dilapidation provision

At the inception of each lease, the Company records a provision of the estimated costs required to return leased properties to their original state in accordance with the respective third party lease agreements. The provision is based on the estimated present value of the obligation utilizing an appropriate risk free discount rate.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Borrowing costs

Borrowing costs are expensed as incurred.

Share-based payments

The Company has applied the requirements of IFRS 2 “Share-based Payment” (“IFRS 2”). As permitted by the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after November 7, 2002 that had not yet vested as of the adoption of IFRS as of the date of transition.

The Company issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on an accelerated basis over the vesting period, based on the group’s estimate of shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

The fair value of awards are measured by use of the Black Scholes option pricing model for stock option awards and the current market price for restricted stock unit and performance based awards. In calculating the fair value of stock options, in 2004, as GCL’s equity only had a limited trading history, the volatility assumption represents a mean-average of GCL’s stock volatility and an average of a select group of telecommunications companies. There were no stock options granted in 2005 and 2006.

The movement in cumulative expense since the previous balance sheet date is recognized in administrative expenses within the consolidated income statement, with a corresponding entry in equity.

Recently issued accounting pronouncements and interpretations not applied

During the year, the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) have issued the following standards and interpretations with an effective date after the date of these financial statements;

International Accounting standards (IAS / IFRS)		Effective date

IFRS 7	Financial instruments : disclosure	1 January 2007

Issued in August 2005, this standard builds on and supersedes the disclosure requirements set out in IAS 32, Financial Instruments: disclosure and presentation. Adoption of IFRS will not affect the results of the Company or its operations but may result in changes to the relevant disclosure.

IAS 1	Amendment—Presentation of Financial Statements : Capital disclosures	1 January 2007

Issued in August 2005, this amendment sets out additional disclosure requirements, both qualitative and quantitative, in respect of capital. Its adoption will not affect the results of the Company or its operations but may result in changes to the relevant disclosure.

IFRS 8	Operating segments	1 January 2009

Issued in November 2006, this standard supersedes IAS 14, “Segment Reporting”, and requires operating segments to be consistent with that used by management for internally evaluating performance and allocating resources. Additional disclosure requirements are also included. As the Company operates as one reportable business segment, the adoption of IFRS 8 will not affect the results of the Company or its operations but may result in changes to the relevant disclosure.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

International Financial Reporting Interpretations Committee interpretations (IFRICss)		Effective date

IFRIC 7	Applying the restatement approach under IAS 29	1 March 2006

IFRIC 7 requires entities to apply IAS 29 “Financial Reporting in Hyper-inflationary Economies” in the reporting period in which an entity first identifies the existence of hyperinflation in the economy of its functional currency as if the economy had always been hyperinflationary. Adoption of IFRIC 7 is not expected to impact the results of the Company or its operations.

IFRIC 8	Scope of IFRS 2	1 May 2006

IFRIC 8 clarifies that IFRS 2 “Share-based Payment” will apply to any arrangement when equity instruments are granted or liabilities (based on a value of an entity’s equity instrument) are incurred by an entity, when the identifiable consideration appears to be less than the fair value of the instrument given. It presumes that such cases are an indication that other consideration (ie unidentifiable goods or services) has been or will be received. The unidentifiable goods or services concerned are to be measured at the grant date as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received. Adoption of IFRIC 8 is not expected to impact the results of the Company or its operations.

IFRIC 9	Re-assessment of embedded derivatives	1 June 2006

IFRIC 9 requires requires an entity to assess whether a contract contains an embedded derivative at the date an entity first becomes a party to the contract and prhibits reassessment unless there is a change to the contract that significantly modifies the cash flows. Adoption of IFRIC 9 is not expected to impact the results of the Company or its operations.

IFRIC 10	Interim financial reporting and impairment	1 November 2006

IFRIC 10 addresses an inconsistency between IAS 34 “Interim Financial Reporting” and the impairment requirements relating to goodwill in IAS 36 “Impairment of Assets” and equity instruments classified as available for sale in IAS 39 “Financial Instruments: Recognition and Measurement”. The Interpretation states that the specific requirements of IAS 36 and IAS 39 take precedence over the general requirements of IAS 34 and, therefore, any impairment loss recognised for these assets in an interim period may not be reversed in subsequent interim periods. Adoption of IFRIC 10 is not expected to impact the results of the Company or its operations.

IFRIC 11	Group and treasury share transaction	1 March 2007

IFRIC 11 requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme. The interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for schemes when their emplyees receive rights to equity instruments of th parent. Adoption of IFRIC 11 is not expected to impact the results of the Company or its operations.

3. Revenue

Substantially all revenue arises from sales to customers in the United Kingdom.

An analysis by type of the Company’s revenue for the year is as follows:

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Provision of telecommunication services	£263,938	£234,633	£235,112
Long term IRU agreements	7,158	4,865	5,500

Revenue from customers	271,096	239,498	240,612
Finance revenue (see note 7)	1,324	2,206	1,503

Total revenue	£272,420	£241,704	£242,115

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The Company operates as one reportable business segment with revenue derived from two types of third party customers; enterprise and carrier customers located in the UK, and from fellow Group Companies. Enterprise customers include public sector clients, participants in the rail industry and other commercial organizations. Carrier customers are mobile and fixed line operators with capacity requirements in the UK. The Company services these customers with assets and personnel located predominantly in the UK.

The following represents a summary of revenue by type of customer:

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Enterprise	£236,508	£220,909	£219,658
Carrier data	20,208	16,644	16,035

	256,716	237,553	235,693
Carrier voice	13,276	1,445	4,394

Revenue from third party customers	269,992	238,998	240,087
Revenue from Group Companies	1,104	500	525

Revenue from customers	£271,096	£239,498	£240,612

In the consolidated financial statements for the years ended December 31, 2004 and 2005, and the related notes included within, revenue from Group Companies, amounting to £0.5 million and £0.5 million, respectively, was included within carrier data revenue and not separately identified.

4. Business combinations

On October 11, 2006, pursuant to an offer declared wholly unconditional, GC Acquisitions, an affiliated acquisition vehicle, acquired all of the outstanding ordinary shares of Fibernet Group plc for an aggregate purchase price of £49.8 million. In addition, £2.1 million of costs directly attributable to the acquisition were incurred, resulting in a total purchase price of £51.9 million. Fibernet is a provider of specialist telecommunications services to large enterprises and other telecommunications and internet service companies primarily located in the United Kingdom.

On December 28, 2006, we announced that our subsidiary, GC Finance, had completed its offering of the Additional Notes under the Indenture. The £52.0 million aggregate principal amount of the Additional Notes was priced at 109.25 percent of par value and the issue raised £56.8 million in gross proceeds.

On December 28, 2006, proceeds from the offering were used to acquire Fibernet from GC Acquisitions, and to pay fees and expenses incurred in connection with the acquisition. Upon completion of the acquisition by GCUK, Fibernet guaranteed the Additional Notes and all other obligations under the Indenture. Prior to the acquisition by GCUK, Fibernet Group Limited transferred its German business operations to GCI by way of a transfer of Fibernet Holdings Limited, and its wholly owned subsidiary Fibernet GmbH, for consideration of £1 and the assumption, by GCI, of £3.6 million of debt outstanding to Fibernet (see note 14).

The acquisition of Fibernet Group by GC Acquisition gave rise to a change in control for IFRS accounting purposes. This was accounted for using the purchase method of accounting, including the settlement of existing agreements between GCUK and Fibernet. Under IFRS purchase accounting, assets and liabilities are recorded at their fair values on the date of purchase, and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the purchase date. The acquisition of Fibernet by GCUK from GC Acquisitions represents a business combination involving entities under common control. Under IFRS, these types of business combinations are not included in scope of IFRS 3. Under IFRS, in absence of a standard or interpretation that specifically applies to a transaction, guidance issued by other standard setting bodies or an IFRS standard or interpretation that relates to a similar issue may be referred to. Therefore, under IFRS an entity may choose to account for business combinations among entities under common control using the purchase or pooling of interest method. Since the Fibernet acquisition by GCUK has commercial substance, as a result of the transaction being conducted at fair value, for cash, GCUK has accounted for the business combination using the purchase method of accounting, including the recognition of a

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

non-cash, non-taxable gain from the deemed settlement termination of existing IRU and telecom service agreements with Fibernet.

An initial purchase price has been allocated based on the estimated fair values of assets acquired and liabilities assumed, resulting in the recognition of a £1.7 million gain within administrative expenses representing the excess of the fair value of identifiable net assets acquired over total consideration.

This allocation and calculation is subject to revision on completion of a final assessment of the fair value of the assets acquired and when other information is received.

The fair value of the identifiable assets and liabilities of Fibernet as at the date of acquisition, and the corresponding carrying amounts immediately before acquisition were:

	At December 28, 2006
	Carrying value	Fair value recorded on acquisition
	(in thousands)
Intangible assets	£31	£12,535
Property, plant and equipment	61,751	54,960
Trade and other receivables—long term	8,092	5,196
Inventory	1,112	1,112
Trade and other receivables—current portion	17,703	17,628
Cash and cash equivalents	8,060	8,060

Total assets acquired	£96,749	£99,491

Trade and other payables	(6,409)	(7,680)
Obligations under finance leases	(3,646)	(3,646)
Deferred income	(40,790)	(28,010)

Total liabilities acquired	£(50,845)	£(39,336)

Net assets acquired at fair value		£60,155

Total consideration		£51,899
Less: Net assets acquired at fair value		(60,155)

Excess of net assets acquired over total consideration		(8,256)
Settlement of contracts due to Fibernet acquisition(¹)		6,508

Negative goodwill(²)		£(1,748)

(1)

In connection with the Fibernet acquisition, GCUK recorded a non-cash, non-taxable gain from the deemed settlement termination of existing IRU and telecom service agreements with Fibernet. Under these agreements, GCUK earned revenues that, based on current market rates at the acquisition date, were favorable to GCUK. GCUK recognized a £8.4 million gain (£6.5 million recorded to goodwill and £1.9 million as a reduction in pre-acquisition deferred revenue) within administrative expenses, representing the present value of the favorable portion of the distribution fee over the remaining life of the agreements.

(2)	Negative goodwill is recognized within operating profit immediately following the acquisition, representing the excess of the fair value of identifiable net assets acquired over total consideration.

As a result of the above fair value assessment, a deferred tax liability of £4.1 million arises. Prior to acquisition, the Fibernet Group had unrecognized deferred tax assets of £10.0 million, of which £4.1 million are recognized to offset this deferred tax liability. Accordingly, there is no net effect on the Company’s consolidated balance sheet at December 31, 2006.

The total consideration of the combination was £51.9 million and was made up as follows:

Total consideration
(in thousands)
Purchase of shares	£49,829
Estimated acquisition costs(¹)	2,070

Total consideration	£51,899

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The cash out flow on acquisition was:

Cash out flow on acquisition
(in thousands)
Cash paid to GC Acquisitions(¹)	£53,073
Net cash acquired with subsidiary	(8,060)

Net cash out flow on acquisition	£45,013

(1)

GCUK also incurred £1.7 million fees and expenses that are not capitalizable as part of the purchase price. At December 31, 2006, £0.5 million of this was unpaid and included within trade and other payables on the consolidated balance sheet.

From December 28, 2006, Fibernet has contributed £0.5 million of revenue and £1.7 million of loss for the year to GCUKs results, including a one off restructuring charge of £1.7 million (see note 17).

The following unaudited pro forma combined revenue and (loss)/profit for the years ended December 31, 2005 and 2006 have been prepared as if the acquisition of Fibernet had occurred at January 1, 2005 and 2006, respectively.

	Year ended December 31,
	2005	2006
	(in thousands)
Revenue	£276,925	£281,098
(Loss)/profit for the year	(3,917)	6,622

5. Operating profit

Operating profit has been arrived at after charging/(crediting):

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Depreciation and amortization
—Depreciation of property, plant and equipment (owned)	£12,253	£15,213	£18,461
—Income from lease of property, plant and equipment (owned) to related parties (see note 27)	—	(2,890)	(2,776)
—Depreciation of property, plant and equipment (leased)	1,964	3,121	3,356
—Amortization of intangible assets (owned)	107	289	576
—Amortization of intangible assets (leased)	271	543	544
—Amortization of connection costs	6,598	3,828	4,390

	£21,193	£20,104	£24,551

Net gain arising from acquisition of Fibernet
Gain on settlement of contracts due to Fibernet acquisition (see note 4)	—	—	(£8,411)
Gain on recognition of negative goodwill (see note 4)	—	—	(1,748)
Restructuring charges (see note 17)	—	—	1,706

Net gain arising from acquisition of Fibernet	—	—	(£8,453)

Payments under operating lease
—Hire of plant and machinery	£22,878	£22,851	£16,764
—Other operating leases	8,425	7,998	8,728
Receipts under operating lease sublets	(826)	(2,073)	(3,504)

Loss on disposal of property, plant and equipment	6	715	168
Exceptional cost—redundancy costs	737	—	—
Exceptional gain—release of restructuring provision	(4,824)	—	—
Exceptional gain—rates rebate arising from reduction in agreed rateable value	(2,114)	(4,879)	—
Share of results in associated undertaking accounted for using the equity method	—	—	159
Auditors remuneration for audit services (see below)	162	992	709
(Gain)/loss on foreign exchange	(2,072)	1,165	(564)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Amounts payable to Ernst & Young LLP by the Company and its subsidiary undertakings in respect of non-audit services were £nil (2005: £nil, 2004: £nil).

In addition to the amounts shown above, Deloitte & Touche LLP received fees of £26,000 (2005: £25,000, 2004: £12,000) for the audit of the group pension scheme.

6. Employee costs and remuneration of key management

Employee costs

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Wages and salaries	£29,627	£30,411	£27,004
Social security costs	3,068	3,522	3,050
Other pension costs	1,295	1,678	2,186

	£33,990	£35,611	£32,240

Included in wages and salaries is a total expense of share-based payments of £0.2 million (2005: £2.1 million, 2004: £1.1 million), all of which arises from transactions accounted for as equity-settled share-based payment transactions.

Remuneration of key management

The remuneration of key management and personnel (including directors) of the Company is set out below:

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Fees and other emoluments	£107	£335	£396
Termination costs	—	—	120
Share based payments	—	30	47
Company contributions to money purchase pension schemes	11	22	10
Short term employee benefits	—	11	—

	£118	£398	£573

In addition, 4 directors (2005: 5) received total remuneration in respect of services to Group Companies of £2.1 million (2005: £1.1 million) but it is not practicable to allocate this between Group Companies.

7. Finance revenue

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Interest on bank deposits	£1,210	£1,604	£1,069
Interest receivable from other Group Companies	—	—	2,420
Foreign exchange loss on loans to other Group Companies	—	—	(2,049)
Other interest receivable	114	602	63

Total finance revenue	£1,324	£2,206	£1,503

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

8. Finance charges

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Interest payable on Senior Secured Notes	£598	£24,472	£24,182
Amortization of deferred finance charges	26	1,024	1,028
Interest on obligations under finance lease	1,391	3,409	2,432
Interest on STT bridge loan facility	3,023	—	—
Foreign exchange gain on STT bridge loan facility	(3,193)	—	—
Interest payable to other Group Companies	—	—	1,039
Other interest payable	28	184	894

Total borrowing costs using the effective interest rate method	1,873	29,089	29,575
Unwind of discount on provisions and other long term liabilities	824	550	419
Foreign exchange (gain)/loss on Senior Secured Notes	(760)	12,180	(14,101)
Unwind of discount on Senior Secured Notes	—	306	298

Total finance charges	£1,937	£42,125	£16,191

9. Taxation

The major components of income tax expense for the years ended December 31, 2004, 2005 and 2006 are:

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Consolidated income statement
Current income tax:
Current income tax charge	£—	£—	£(801)
Deferred income tax:
Relating to origination and reversal of temporary differences	11,364	2,477	(8,576)

Income tax credit/(charge) reported in the consolidated income statement	£11,364	£2,477	£(9,377)

No deferred tax movements have been recognized in equity in the current or prior years.

A reconciliation between the tax expense and accounting profit multiplied by the applicable tax rate for the years ended December 31, 2004, 2005 and 2006 is as follows:

	Year ended December 31,
	2004	2005	2006
	(in thousands)

Accounting profit before tax	£62,986	£5,515	£22,828

Tax at the UK corporation tax rate of 30% (2005: 30%, 2004: 30%)	£18,896	£1,655	£6,848
Factors affecting the tax charge for the year:
—Expenses not deductible for tax purposes	685	418	200
—Recognition of tax losses and other temporary differences available in the foreseeable future	(11,364)	(4,550)	2,329
—Utilization of unrecognized tax losses and other temporary differences in the year	(19,581)	—	—

Income tax (credit)/charge reported in the consolidated income statement	£(11,364)	£(2,477)	£9,377

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

During the years ended December 31, 2004 and 2005 there was no current tax charge. In the year ended December 31, 2004, the Company recognized a deferred tax asset of £11.4 million due to the Company considering that it is more likely than not that sufficient profits will be available against which to offset the deferred tax asset. A further net asset of £2.5 million was recognized in the year ended December 31, 2005. In the year ended December 31, 2006, the Company reduced the deferred tax asset by £8.6 million to reflect the amount considered more likely than not to be realized in the foreseeable future. The current tax charge of £0.8 million relates to an amount payable to other group companies for the surrender of tax relief to offset against the Company’s taxable income in the period.

A deferred tax liability of £4.1m arose on the acquisition of the Fibernet. Prior to the acquisition, Fibernet had unrecognized deferred tax assets of £10.0 million, of which £4.1 million are recognized to offset this deferred tax liability. The remaining unrecognized deferred tax asset of £5.9 million is included within other temporary differences in the table below. Accordingly, there is no net effect on the Company’s consolidated balance sheet at December 31, 2006.

The following is the analysis of the deferred tax asset for financial reporting purposes:

	Year ended December 31,
	2005	2006
	(in thousands)
Accelerated capital allowances	£9,420	£3,966
Other temporary differences	7,229	(824)
Tax losses available	78,878	92,605

Total deferred tax asset	95,527	95,747
Less: deferred tax asset not recognized	(81,686)	(90,485)

Net deferred tax asset	£13,841	£5,262

Due in less than one year	£5,693	£—
Due in greater than one year	8,148	5,262

Net deferred tax asset	£13,841	£5,262

At the balance sheet date, the Company has unused gross tax losses of £309 million (2005: £264 million) available for offset against future profits. A deferred tax asset has been recognized in respect of £5.3 million (2005: £13.8 million) of these losses and other temporary differences due to the Company considering that it is more likely than not that sufficient profits will be available against which to offset the deferred tax asset. The Company may carry forward its tax losses indefinitely.

The UK Government recently proposed a reduction in the UK corporation tax rate from 30% to 28% with effect from April 1, 2008. If such a reduction in tax rate is enacted then the effect will be to reduce the future value of the company’s recognised and unrecognised deferred tax assets. This proposal is in the early stages of the Parliamentary process and as such the above figures are prepared on the basis of the existing 30% tax rate.

10. Dividends

The Directors do not recommend the payment of a dividend (2005: £nil).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

11. Intangible Assets

	Computer software	Customer contracts	Customer relationships	Internally developed software	Total
	(in thousands)
Cost
At January 1, 2005	£2,018	£—	£—	£—	£2,018
Reclassifications	(6)	—	—	—	(6)
Additions	500	—	—	—	500

At December 31, 2005	2,512	—	—	—	2,512
Additions	1,597	—			1,597
Acquisition of Fibernet	—	901	11,055	579	12,535
Disposals	(68)	—	—	—	(68)

At December 31, 2006	£4,041	£901	£11,055	£579	£16,576

Amortization
At January 1, 2005	£(384)	£—	£—	£—	£(384)
Charge for year	(832)	—	—	—	(832)

At December 31, 2005	(1,216)	—	—	—	(1,216)
Charge for year	(1,104)	(2)	(8)	(6)	(1,120)
Eliminated on disposal	1	—	—	—	1

At December 31, 2006	£(2,319)	£(2)	£(8)	£(6)	£(2,335)

Carrying amount
At December 31, 2005	£1,296	£—	£—	£—	£1,296

At December 31, 2006	£1,722	£899	£11,047	£573	£14,241

Included within intangible assets are assets under finance lease and construction in progress. As at December 31, 2005 and 2006, the carrying amount of assets held under finance lease was £0.8 million and £0.3 million respectively. The cost and net book value of software in the course of development (which is not amortized) at December 31, 2005 and 2006 was £nil and £22,000, respectively.

Included within the cost of computer software as of December 31, 2005 and 2006, is £nil and £269,000, respectively, of labor related to internally developed computer software. Amortization charged in the years ended December 31, 2005 and 2006 amounted to £nil and £2,000, respectively, giving a carrying amount of £nil and £267,000, respectively.

Customer contracts (4-year weighted average useful life), customer relationships (10-year weighted average useful life), and internally developed software (2-year weighted average useful life) represent intangible assets acquired in connection with the Fibernet acquisition (see note 4). The combined weighted average useful life for acquired intangible assets is 9 years.

The estimated amortization expense relating to acquired intangible assets for the years ending December 31, 2007, 2008, 2009, 2010, and 2011 is £1.8 million, £1.5 million, £1.4 million, £1.3 million, and £1.1 million, respectively.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

12. Property, plant and equipment

	Land and buildings	Leasehold improvments	Fixtures, fittings, tools and equipment	Network assets	Total
	(in thousands)
Cost
At January 1, 2005	£—	£2,162	£1,758	£148,905	£152,825
Reclassifications	—	(16)	16	6	6
Additions	—	318	3,390	8,757	12,465
Disposals	—	(78)	(22)	(825)	(925)

At December 31, 2005	—	2,386	5,142	156,843	164,371
Reclassifications	—	—	(984)	984	—
Additions	—	1,078	364	23,947	25,389
Change in dilapidations provision (see note 17)	—	—	—	(4,727)	(4,727)
Acquistion of Fibernet	496	2,200	1,026	51,238	54,960
Disposals	—	—	(5)	(317)	(322)

At December 31, 2006	£496	£5,664	£5,543	£227,968	£239,671

Accumulated depreciation
At January 1, 2005	£—	£(148)	£(190)	£(16,894)	£(17,232)
Charge for year	—	(182)	(592)	(17,560)	(18,334)
Eliminated on disposal	—	17	20	163	200

At December 31, 2005	—	(313)	(762)	(34,291)	(35,366)
Charge for year	—	(365)	(1,217)	(20,235)	(21,817)
Eliminated on disposal	—	—	5	63	68

At December 31, 2006	£—	£(678)	£(1,974)	£(54,463)	£(57,115)

Carrying amount
At December 31, 2005	£—	£2,073	£4,380	£122,552	£129,005

At December 31, 2006	£496	£4,986	£3,569	£173,505	£182,556

Included within network assets are assets under finance lease, and construction in progress. As at December 31, 2005 and 2006, the carrying amount of assets held under finance lease were £9.3 million and £11.6 million respectively. The cost of assets held to lease out under operating leases at December 31, 2005 and 2006 were £21.7 and £23.5 million, respectively. The net book values of these assets were £19.1 million and £18.2 million respectively. The cost and net book value of construction in progress (which is not depreciated) at December 31, 2005 and 2006 was £5.2 million and £6.6 million respectively.

13. Investment in associate

Associates
(in thousands)
Cost
At January 1, 2004 and December 31, 2005	£4
Share of retained results	159

At December 31, 2006	£163

Details of significant investments (holdings greater than 20%), including the name, country of incorporation, proportion of ownership interest is given below:

Name of company	Country of incorporation	Proportion of voting rights and share held	Nature of business
Associated undertaking

Dublin London Network Limited	Republic of Ireland	45%, ordinary shares	Telecommunications services

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

14. Other financial assets

Trade and other receivables

Trade and other receivables consist of:

	Year ended December 31,
	2005	2006
	(in thousands)
Amounts due within one year
Trade receivables (billed)	£29,352	£36,612
Less: provision for doubtful debts	—	(1,446)

Trade receivables (net)	29,352	35,166
Amounts owed by Group Companies	4,526	5,888
Other receivables	6,079	281
Prepayments	14,606	11,955
Accrued income	5,391	5,892

Trade and other receivables due within one year	£59,954	£59,182

Amounts due after more than one year
Trade receivables (net)	£490	£—
Amounts owed by Group Companies	—	29,271
Prepayments	3,179	3,859

Trade and other receivables due after more than one year	£3,669	£33,130

Total amounts due	£63,623	£92,312

No interest is charged on trade receivables.

Included within other receivables as at December 31, 2005, is an overpayment of rates in previous years. Following an assessment of the rateable value of properties, notification was received of a rates rebate of £5.5 million, including interest of £0.6 million, which was received in February 2006.

Amounts owed by Group Companies, due after more than one year, includes the £25.7 million pound sterling equivalent of a $50.4 million, USD denominated, loan made to Global Crossing Europe Limited (“GCE”) in May 2006 (see note 27) and a £3.6 million loan due from Fibernet Holdings Limited as part of the Fibernet acquisition (see notes 4 and 27).

Cash and cash equivalents

Cash and cash equivalents comprises cash held by the Company. The carrying amount of these assets approximates their fair value.

Concentration of risk

A significant portion of the Company’s revenue comes from a limited number of customers. For the years ended December 31, 2004, 2005 and 2006, 58.5%, 64.1% and 64.9%, respectively, of revenue was derived from the top ten enterprise customers, respectively. These customers are made up of public and rail sector clients and commercial organizations. These represented £18.1 million (61.6%) and £13.7 million (38.9%) of debtors at December 31, 2005 and 2006 respectively.

During the year ended December 31, 2006, three customers were each responsible for revenue that exceeded 10% of total revenue, accounting for £35.3 million or 14.7%, £31.8 million or 13.2% and £25.5 million or 10.6% respectively. The trade debtor balances for these three customers comprised £10.4 million, or 29.5% of the consolidated trade debtors balance at December 31, 2006. During the year ended December 31, 2005, three customers were each responsible for revenue that exceeded 10% of total revenue, accounting for £33.2 million or 13.8%, £29.7 million or 12.4% and £25.2 million or 10.5% respectively. The trade debtor balances for these three

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

customers comprised £10.1 million, or 34.3% of the consolidated trade debtors balance at December 31, 2005. During the year ended December 31, 2004, two customers were each responsible for revenue that exceeded 10% of total revenue, accounting for £31.3 million or 11.6% and £29.1 million or 10.8%, respectively.

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

Credit risk

The Company’s principal financial assets are bank balances and cash, and trade and other receivables which represent the maximum exposure to credit risk in relation to financial assets.

15. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments
	December 31,		December 31,
	2005	2006	2005	2006
	(in thousands)
Amounts payable under finance leases:
Within one year	£9,276	£11,948	£6,681	£9,214
In the second to fifth year inclusive	20,626	21,089	15,258	16,666
After five years	10,651	8,198	8,403	6,543

	40,553	41,235	30,342	32,423

Less: future finance charges	(10,211)	(8,812)	n/a	n/a

Present value of minimum lease payments	£30,342	£32,423	£30,342	£32,423

Less: Amount due for settlement within 12 months (shown within current liabilities)			(6,681)	(9,214)

Amount due for settlement after 12 months			£23,661	£23,209

Obligations under finance leases and hire purchase contracts are secured against hybrid transmitter networks and bear finance charges at rates ranging from 8.4% to 11.9% per annum. Lease terms range between 1 and 25 years. Interest rates are fixed at inception of the lease. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

All lease obligations are denominated in pounds sterling.

The fair value of the Company’s lease obligations approximates their carrying amount.

The Company’s obligations under finance leases are secured by the lessors’ charges over the leased assets.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

16. Other financial liabilities

Trade and other payables

	Year ended December 31,
	2005	2006
	(in thousands)
Amounts due within one year
Trade payables	£40,378	£43,467
Amounts owed to Group Companies	6,704	6,680
Other creditors	4,579	3,307
Other taxes and social security	2,011	3,403
Accruals	14,814	21,123

Trade and other payables due within one year	£68,486	£77,980

Amounts due in more than one year
Other creditors	£—	£647

Total amounts due	£68,486	£78,627

The amounts owed to Group Companies are non interest bearing.

17. Provisions

	Dilapidations	Restructuring	Total
	(in thousands)
At January 1, 2005	£4,946	£11,411	£16,357
Charged to the income statement	196	578	774
Adjustments for unwind of discount	130	359	489
Utilized in year	—	(3,037)	(3,037)

At December 31, 2005	5,272	9,311	14,583
Charged to the income statement	159	1,945	2,104
Adjustments for unwind of discount	99	320	419
Change in estimated liability	(4,727)	—	(4,727)
Utilized in year	—	(3,870)	(3,870)

At December 31, 2006	£803	£7,706	£8,509

Due in less than one year	—	3,266	3,266
Due in more than one year	803	4,440	5,243

	£803	£7,706	£8,509

Dilapidations

The dilapidations provision is the estimated costs required to return leased properties to their original state in accordance with the respective third party lease agreements based on the estimated present value of the obligation utilizing an appropriate discount rate. The Company has entered into various property leases that primarily expire between 1 and 112 years from the balance sheet date.

During the year ended December 31, 2006, the Company revised its estimated costs to return the leased properties to their original state. The change in estimated liability was £4.7 million and recorded as a reduction of the dilapidations provision and property, plant and equipment, net.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Restructuring

The restructuring provision comprises the following:

	Restructuring	Facility closings	Total restructuring
	(in thousands)
At January 1, 2005	£—	£11,411	£11,411
Charged to the income statement	—	578	578
Adjustments for unwind of discount	—	359	359
Utilized in year	—	(3,037)	(3,037)

At December 31, 2005	—	9,311	9,311
Charged to the income statement	1,558	387	1,945
Adjustments for unwind of discount	—	320	320
Utilized in year	(1,162)	(2,708)	(3,870)

At December 31, 2006	£396	£7,310	£7,706

In 2006, the Company adopted a restructuring plan as a result of the Fibernet acquisition which terminates redundant Fibernet employees and terminates or restructures certain Fibernet facility lease agreements. The Company recognized £1.6 million and £0.1 million restructuring charges within administrative expenses relating to Fibernet redundancies and facility closings, respectively. It is anticipated that payment in respect of employee separations and facilities consolidation will continue through 2007.

In 2002, as a result of the slowdown in the telecommunications industry, the Company’s Board of Directors approved restructuring plans which resulted in a significant consolidation of offices and other real estate facilities. As a result of these initiatives, the Company vacated approximately 129,000 and 11,000 square feet of space during the years ended December 31, 2002 and 2003 and recorded provisions for continuing building lease obligations and estimated broker commissions, offset by anticipated third party sublease payments. Also, during 2003 the Company reassessed the adequacy of the restructuring provision and determined the restructuring provision had to be increased due to the weak market for subletting space. However, in the fourth quarter of 2004, the market for subleasing space had improved leading to a reduction in the restructuring provision. During the years ended December 31, 2005 and 2006, the Company increased its restructuring provision for facility closings by £0.6 million and £0.4 million, respectively, due to changes in estimated sublease income and operating expenses related to restructured facilities. Payments due for facility closings are expected to be made over the life of the associated lease agreements, which terminate between the years 2009 and 2021.

This discounted facilities closures provision is composed of continuing building lease obligations and broker commissions for the restructured sites (an aggregate of £36.7 million as of December 31, 2006), offset by the discounted anticipated receipts from existing and future third-party subleases. As of December 31, 2006, anticipated third-party sublease receipts were £29.4 million, representing £21.7 million from subleases already entered into and £7.7 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

18. Derivatives and other financial instruments

Treasury policy and risk management

The Company’s treasury management is conducted primarily by GCL on behalf of Group Companies. GCL is responsible for raising finance for operations, together with associated liquidity management, and the management of foreign exchange and interest rate risk. Treasury operations are conducted within a framework of policies and guidelines authorized and reviewed by the GCL Audit Committee, which receives regular updates of treasury activity. Financial instruments are entered into for risk management purposes only. It is the GC Group’s policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken.

Interest rate management

The Company has financial exposures to interest rates, arising primarily from finance leases and the Senior Secured Notes. These exposures are primarily managed by borrowing at fixed rates of interest. At December 31,

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

2005 and 2006, the Company’s borrowings, excluding finance leases, are at fixed rates of interest. During the year ended December 31, 2004, the Company entered into a cross currency interest rate swap (described below) which has swapped the 10.75% US dollar interest rate to a 11.65% pound sterling rate at an exchange rate of £1 to $1.945 for interest payments due between June 2005 and June 2010 on the US dollar-denominated Senior Secured Notes. The majority of the swap was set to generally match the non-call period of the Notes.

The Company’s finance leases incur interest based on the rates inherent in the finance lease agreement.

Foreign exchange management

The Company operates primarily in the UK, more than 95% of its revenue and 90% of its operating costs are denominated in pounds sterling. In addition, substantially all of the Company’s assets and liabilities, excluding obligations to other Group companies and third party financing, are denominated in pounds sterling. At December 31, 2005 and 2006, the split of aggregate borrowings, including finance leases, into their core currencies was US dollar 47% and 34% respectively and pounds sterling 53% and 66% respectively.

The Company assesses its currency exchange exposure and enters into financial instruments, as it believes necessary, to manage risk. At December 31, 2005 and 2006, the Company had US dollar denominated debt of $200 million (or £116.0 million) and $200 million (or £101.9 million), respectively, on which it must pay interest on a semi annual basis. In 2004, the Company entered a five year cross currency interest rate swap to minimize exposure of any US dollars to pounds sterling currency conversion for the interest payments due on the US dollar-denominated Senior Secured Notes. This cross currency interest rate swap converts the US dollars to pounds sterling at a rate of £1 to $1.945 and swaps the interest rate on the associated payments from 10.75% to 11.65%. The notional value of the cross currency swap is equal to the US Dollar principal.

On April 12, 2006, the Company entered into an intercompany credit agreement (the “credit agreement”). As at December 31, 2006, there were loans of US$50.4 million (equivalent to £25.7 million as at December 31, 2006) due from Group Companies (see note 27).

The Company has not entered into any currency swap agreements for the balance of the principal amount of the US dollar denominated debt.

In the year ended December 31, 2005, the Company recognized a foreign currency loss of £13.3 million and, in the year ended December 31, 2006, a foreign currency gain of £12.6 million, on liabilities denominated in other currencies.

Interest rate risks

The interest rate profile of the Company’s long term debt, including finance leases is as follows:

	December 31, 2005
	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Greater than 5 years	Total	Weighted average interest rate
	(in thousands)
10.75% US dollar senior secured notes	£7,361	£—	£—	£—	£—	£102,697	£110,058	11.20%
11.75% Pounds sterling senior secured notes	6,636	—	—	—	—	92,400	99,036	11.75%
Obligation under hire purchase and finance lease contracts	6,681	4,968	4,450	3,340	2,500	8,403	30,342	9.24%

	£20,678	£4,968	£4,450	£3,340	£2,500	£203,500	£239,436

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	December 31, 2006
	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Greater than 5 years	Total	Weighted average interest rate
	(in thousands)
10.75% US dollar senior secured notes	£—	£—	£—	£—	£—	£96,601	£96,601	11.10%
11.75% Pounds sterling senior secured notes	—	—	—	—	—	153,030	153,030	11.75%
Obligation under hire purchase and finance lease contracts	9,214	7,431	5,066	1,686	2,483	6,543	32,423	9.20%

	£9,214	£7,431	£5,066	£1,686	£2,483	£256,174	£282,054

Further details of the interest rates on long term borrowings are given in note 19.

The Company’s finance leases incur interest at an average floating rate of 9.2% which is inherent in the finance lease agreements (see note 15).

Currency risks

The Company’s currency exposures, after hedging, give rise to the net currency gains and losses recognized in the consolidated profit and loss accounts. Such exposures comprise the net monetary assets and liabilities of the Company that are not denominated in the functional currency of the entity involved and principally consist of the US dollar-denominated Senior Secured Notes. The following table presents the exposure of net foreign currency monetary assets / (liabilities).

	December 31, 2005			December 31, 2006
	US Dollars	Euros	Total	US Dollars	Euros	Total
	(in thousands)			(in thousands)
Functional currency of the company
Pounds sterling	£(129,504)	£499	£(129,005)	£(76,737)	£(270)	£(77,007)

The Company uses a cross currency interest rate swap to manage its exposure to interest rate movements on its bank borrowings.

The fair value of the swap entered into is estimated to be a liability of £2.7 million at December 31, 2006 (2005: an asset of £1.7 million). These amounts are based on market values of equivalent instruments at the balance sheet date.

The cross currency interest rate swap is designated as an effective cash flow hedge. Therefore, a portion of the movement in the fair value of the swap has been deferred in equity.

	December 31, 2005		December 31, 2006
	Assets	Liabilities	Assets	Liabilities
	(in thousands)		(in thousands)
Cross currency interest rate swap	£1,660	£—	£—	£(2,683)

	£1,660	£—	£—	£(2,683)

Analyzed as:
Non current	£1,245	£—	£—	£(1,789)
Current	415	—	—	(894)

	£1,660	£—	£—	£(2,683)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Fair values

Set out below is a comparison by category of carrying amounts and fair values of all the Company’s financial instruments, that are carried in the financial statements.

	Carrying amount		Fair value
	2005	2006	2005	2006
	(in thousands)
Financial assets
Trade and other receivables due in greater than one year	£3,669	£33,130	£3,537	£33,130
Trade and other receivables due in less than one year	59,954	59,182	59,954	59,182
Cash and cash equivalents	44,847	40,309	44,847	40,309

Financial liabilities
Interest bearing loans and borrowings
—Senior Secured Notes	(209,094)	(249,631)	(205,441)	(279,890)
—Obligations under finance leases and hire purchase contracts (due in less than one year)	(6,681)	(9,214)	(6,681)	(9,214)

Obligations under finance leases and hire purchase contracts (due in greater than one year)	(23,661)	(23,209)	(23,661)	(23,209)

Cross currency interest rate swap	1,660	(2,683)	1,660	(2,683)
Trade and other payables due in greater than one year	—	(647)	—	(601)
Trade and other payables due in less than one year	(68,486)	(77,980)	(68,486)	(77,980)

The fair values of trade and other receivables due in greater than one year and trade and other payables due in greater than one year have been obtained by discounting the asset at the risk adjusted discount rate.

Market values have been used to determine the fair value of the Senior Secured Notes.

The fair value of obligations under finance leases and hire purchase contracts has been obtained by discounting the expected future cash flows at the prevailing interest rates. This approach was also taken in determining the fair value of the cross currency interest rate swap.

Given the short term duration of trade and other receivables due in less than one year, cash and cash equivalents, and trade and other payables due in less than one year, the fair value approximates the carrying value in each instance.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

19. Financial assets and liabilities

Financial assets and liabilities, as of the balance sheet dates, were made up as follows:

	Year ended December 31,
	2005	2006
	(in thousands)
Financial assets
Cross currency interest rate swap:
Due in less than one year	£ 415	£ —
Due in greater than one year	1,245	—
Trade and other receivables:
Due in less than one year	59,954	59,182
Due in greater than one year	3,669	33,130
Cash and cash equivalents	44,847	40,309

	110,130	132,621

Financial liabilities
10.75% US Dollar senior secured notes, due 2014, net of unamortized discount of £1.2 million and deferred financing costs of £4.1 million (2005: £1.4 million and £4.6 million respectively)	£(102,697)	£(96,601)
11.75% Pound Sterling senior secured notes, due 2014, net of unamortized discount of £1.2 million, unamortized premium of £4.8 million and deferred financing costs of £7.6 million (2005: £1.3 million and £4.6 million respectively)	(92,400)	(153,030)

	(195,097)	(249,631)
Cross currency interest rate swap	—	(1,789)
Trade and other payables due in greater than one year	—	(647)

Due in greater than one year	£(195,097)	£(252,067)

10.75% US Dollar senior secured notes	(7,361)	—
11.75% Pound Sterling senior secured notes	(6,636)	—
Cross currency interest rate swap	—	(894)
Trade and other payables due in greater than one year	(68,486)	(77,980)

Due in less than one year	£(82,483)	£(78,874)

Senior Secured Notes

On December 23, 2004, GC Finance issued $200.0 million in aggregate principal amount of 10.75% US dollar-denominated senior secured notes (“US dollar Senior Secured Notes”) and £105.0 million in aggregate principal amount of 11.75% pound sterling-denominated senior secured notes (collectively, “Initial Notes”). The Initial Notes were issued at a discount of approximately £3.0 million. The Initial Notes mature on the tenth anniversary of their issuance.

On December 28, 2006, GC Finance completed its offering of the Additional Notes. The £52.0 million aggregate principal amount of Additional Notes was priced at 109.25 percent of par value and the issue raised £56.8 million in gross proceeds. The Additional Notes were issued under the Indenture, dated as of December 23, 2004, pursuant to which GC Finance previously issued the Initial Notes. The proceeds from the Additional Notes were used to refinance the Fibernet acquisition (see note 4).

Interest is payable in cash semi-annually on June 15 and December 15. The discount, premium and fees associated with the issuance of the Notes are amortized over the term of the Notes using the effective interest method.

The Notes are senior obligations of GC Finance and rank equal in right of payment with all of its future debt. GCUK and Fibernet (“Guarantor”) have guaranteed the Notes as a senior obligation ranking in equal right

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

of payment with all of their existing and future debt. The Notes are secured by certain assets of the Guarantors, including the capital stock of GC Finance.

GC Finance may redeem the Notes in whole or in part, at any time on or after December 15, 2009, at redemption prices decreasing from 105.375% (for the US dollar-denominated Notes) or 105.875% (for the pound sterling-denominated Notes) in 2009 to 100% of their principal amount in 2012 and thereafter. At any time before December 15, 2009, GC Finance may redeem either or both series of Notes, in whole or in part, by paying a “make-whole” premium, calculated in accordance with the Indenture. GC Finance may also redeem up to 35% of the principal amount of either series of Notes before December 15, 2007 using the proceeds of certain equity offerings. GC Finance may also redeem either or both series of Notes, in whole or in part, upon certain changes in tax laws and regulations.

The Notes were issued under an Indenture, which includes covenants and events of default that are customary for high-yield senior note issuances. The Indenture limits the Company and its restricted subsidiaries’ ability to, among other things: (i) incur or guarantee additional indebtedness, (ii) pay dividends or make other distributions to repurchase or redeem its stock, (iii) make investments of other restricted payments, (iv) create liens, (v) enter into certain transactions with affiliates, (vi) enter into agreements that restrict the ability of its material subsidiaries to pay dividends, and (vii) consolidate, merge or sell all or substantially all of its assets.

Within 120 days after the period beginning December 23, 2004 and ending December 31, 2005 and for each 12-month period thereafter, GCUK must offer to purchase a portion of the Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of Designated Cash Flow (as defined in the Indenture) from that period (“Annual Repurchase Offer”). Designated Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. On April 18, 2006, the Company commenced its Annual Repurchase Offer for the period December 23, 2004 to December 31, 2005 and offered to repurchase approximately £14 million of the Notes. In respect of the 2006 Annual Repurchase Offer, we will not offer to purchase any of the Notes as a result of not meeting the stipulated cash flow requirement.

A loan or dividend by the Company to GCL and its affiliates is a restricted payment under the Indenture. Under the Indenture such a payment (i) may be made only if the Company is not then in default under the Indenture and would be permitted at that time to incur additional indebtedness under the applicable debt incurrence test; (ii) may generally be made only within ten business days of consummation of each Annual Repurchase Offer; and (iii) would generally be limited to 50% of the Company’s Designated Cash Flow plus the portion, if any, of the applicable Annual Repurchase Offer that the holders of the Notes decline to accept. In addition so long as the Company is not then in default under the Indenture, it may make up to £10.0 million in the aggregate in restricted payments in excess of 50% of Designated Cash Flow for a given period; provided that any such excess payments shall reduce the amount of restricted payments permitted to be paid out of future Designated Excess Cash Flow. Under our parent’s convertible notes indenture, loans from the Company to GCL or GCL’s other subsidiaries must be subordinated to the payment of obligations under our parent’s convertible notes. The terms of any inter-company loan by the Company to GCL or GCL’s other subsidiaries are required by the Indenture to be at arm’s length and must be agreed to by the Company’s Board of Directors, including its independent members. In the exercise of their fiduciary duties, the Company’s directors will require the Company to maintain a minimum cash balance in an amount they deem prudent.

The Issuer may also redeem either or both series of Notes, in whole, but not in part, at a price equal to their principal amount plus accrued and unpaid interest and certain additional amounts, if any. If we undergo specific kinds of changes in control, we or the Issuer must offer to repurchase the Notes at a redemption price equal to 101% of the principal amount. The Notes may also be called at par by STT Communications Ltd (or one of its affiliates) for so long as it together with its affiliates holds not less than 50% of the then outstanding principal amount of our parent’s mandatory convertible notes at any time in the event of certain payment events of default or post acceleration and in the case of certain enforcement events.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Under the Indenture we are required to complete an exchange offer within 300 days following the issuance of the Additional Notes:

In the event that:

•

within 210 days after the issue date of the Additional Notes offered hereby, neither an exchange offer registration statement nor a shelf registration statement has been submitted to the Securities and Exchange Commission (“SEC”);

•	within 270 days after the issue date of the Additional Notes offered hereby, the exchange offer registration statement has not been declared effective;

•

within 300 days after the issue date of the Additional Notes offered hereby, neither the registered exchange offer has been consummated nor the shelf registration statement has been declared effective; or

•

after either the exchange offer registration statement or the shelf registration statement has been declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of Additional Notes or exchange notes in accordance with and during the periods specified in the registration rights agreement (each such event a “registration default”) additional interest will accrue on the Notes and the exchange notes (in addition to the stated interest on the Additional Notes and the exchange notes) from and including the date on which any such registration default has occurred to but excluding the date on which all registration defaults have been cured. Additional interest will accrue at a rate of 0.50% per annum during the 90-day period immediately following the occurrence of any registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event will such rate exceed 1.50% per annum in the aggregate regardless of the number of registration defaults.

Management of the Company expects to complete the registration and exchange offer on or before the dates specified above. However, in the event of registration default, the maximum possible interest payable in the period from July 27, 2007 to December 15, 2014 (the maturity date of the Additional Notes), would be £5.4 million.

20. Equity share capital

	December 31,
	2005	2006
	(in thousands)
Authorized:
2,000,000 ordinary shares of £1 each	£2,000	£2,000

Called up,allotted and fully paid:
101,000 ordinary shares of £1 each	£101	£101

The Company has one class of ordinary shares which carry no right to fixed income.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

21. Notes to the cash flow statement

Supplemental cash flow statement information

	At January 1, 2005	Cash flows	Other changes	At December 31, 2005
	(in thousands)
Cash and cash equivalents	£21,193	£23,654	£—	£44,847
Finance leases	(39,615)	6,130	3,143	(30,342)
Senior Secured Notes	(195,335)	—	(13,759)	(209,094)

	At January 1, 2006	Cash flows	Other changes	At December 31, 2006
	(in thousands)
Cash and cash equivalents	£44,847	£(4,538)	£—	£40,309
Loans to group companies, net	—	27,721	1,550	29,271
Finance leases	(30,342)	5,421	(7,502)	(32,423)
Senior Secured Notes	(209,094)	(55,394)	14,857	(249,631)

22. Operating lease commitments

The Company as lessor

At the balance sheet date, the Company had contracted with tenants for the following future minimum lease payments:

December 31, 2006
(in thousands)
Within 1 year	£3,199
In the second to fifth years inclusive	10,874
After 5 years	6,521

£20,594

Included within property rental income earned during the year ended December 31, 2006 was £2.8 million (2005: £2.9 million) from Group Companies (see Note 27). All of the properties have committed tenants for the next one to fifteen years.

The Company as lessee

The Company has entered into commercial leases on certain property, motor vehicles and equipment. These leases have an average life of between 1 and 113 years, with renewal options contained within some contracts.

The Company incurs lease costs on a property in London, although GC Pan European Crossing Networks B.V (“GC PEC Networks”) and GC Pan European Crossing UK Ltd. (“GC PEC UK”) are contractually liable for these. The directors confirm that, as the buildings beneficiary, it is the Company’s intention to continue to meet all contractual costs on this property on behalf of GC PEC UK and GC PEC Networks and, accordingly, the commitment has been treated in these accounts as if it was the Company’s lease. Any lease income associated with this property is treated as income by GCUK.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The following table presents a schedule of future minimum commitments under non-cancellable operating leases as of December 31, 2006.

December 31, 2006
(in thousands)
Within 1 year	£18,131
Between 1 to 2 years	15,979
Between 2 to 3 years	11,772
Between 3 to 4 years	9,900
Between 4 and 5 years	8,126
Greater than 5 years	47,422

Total minimum lease payments	£111,330

23. Purchase commitments

The Company has purchase commitments with third party access vendors that require it to make payments to purchase network services and capacity through 2008. Some of these access commitments require the Company to maintain minimum monthly and/or annual billings, in certain cases based on usage. In addition, the Company has purchase commitments with third parties that require it to make payments for operations, administration and maintenance services for certain portions of its network through 2027. Further, the Company has purchase commitments with other vendors, including £13.0 million of committed, future capital expenditure which are expected to be fulfilled within one year.

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total

	(in thousands)
Cost of access service	£23,036	£26,443	£6,316	£1,743	£57,538
Third-party maintenance services	14,229	7,971	422	1,624	24,246
Other purchase commitments	18,507	—	—	—	18,507

Total	£55,772	£34,414	£6,738	£3,367	£100,291

24. Share based payments

The Company recognized total expenses of £1.1 million, £2.1 million and £0.2 million related to equity-settled share-based payment transactions in 2004, 2005 and 2006, respectively. Equity-settled share-based payment transactions relate to share-based awards granted under the Global Crossing Limited 2003 Stock Incentive Plan (the “Plan”) and reflect awards outstanding during such period, including awards granted both prior to and during such period. Under the Plan, GCL is authorized to issue up to 8,378,261 common shares of GCL, shared amongst any employee, director or consultant who is selected to participate in the plan. Certain employees of the Company are eligible to receive share-based payments under the Plan.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Equity-settled share option plan

Stock options issued under the Plan are exercisable over a ten year period, vest over a three year period and have an exercise price of between $10.16 and $15.39 per share.

Information regarding options granted in the current and previous years is summarized below.

	Year ended December 31,
	2005		2006
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of period	54,000	$11.32	50,666	$11.40
Granted during the period	—	—	—	—
Exercised during the period	(3,334)	10.16	(19,999)	10.68
Cancelled during the period	—	—	(22,000)	11.27
Forfeited during the period	—	—	—	—

Outstanding at the end of the period	50,666	$11.40	8,667	$13.38

Exercisable at end of period	28,667		6,666

The options outstanding at December 31, 2006 had a weighted average remaining contractual life of 7.6 years.

There were no stock options granted in either 2005 or 2006, therefore there are no associated inputs in the Black-Scholes model.

Restricted stock units

During the year ended December 31, 2005, the Company awarded 17,500 restricted stock units to employees, officers and members of the Board of Directors under the 2003 Global Crossing Stock Incentive Plan. The restricted stock units vest and convert into common shares of GCL over a period between one and five years, with higher seniority employees having five year vesting periods. Granted but unvested units are forfeited upon termination of employment.

During the year ended December 31, 2006, the Company’s employees were awarded 12,100 restricted stock units under the Plan. The restricted stock units vest and convert into common shares of GCL on June 14, 2008, and are subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability.

The following table summarizes restricted stock units granted, forfeited and cancelled for the years ended December 31, 2005 and 2006:

	Number of restricted stock units	Weighted average issue price
Balance at January 1, 2005	95,000	—
Granted	17,500	$16.02
Vested	(43,170)	—
Cancelled / forfeited	(4,900)	—

Balance at December 31, 2005	64,430	—
Granted	12,100	$17.23
Vested	(43,394)	—
Cancelled / forfeited	(13,336)	—

Balance at December 31, 2006	19,800	—

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Performance share awards

During the year ended December 31, 2006, the Company’s employees were awarded 14,500 performance share opportunities under the Plan. The performance share opportunities vest and convert into common shares of GCL on December 31, 2008, and are subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each performance share grantee will earn (i) 50% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved, (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity is achieved and (iii) 150% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved or exceeded. No payout will be made for performance below threshold. The total performance share opportunity of each participant in this program comprises three separate award opportunities based on measures of combined 2006 and 2007 earnings, cash use, and gross margin attributable to GCL’s enterprise, carrier data, and indirect channel segment. As of December 31, 2006, there were 22,272 performance shares to be awarded, assuming the financial performance goals are met.

During the year ended December 31, 2005, the Company’s employees were awarded 20,700 performance share opportunities under the Plan. The total performance share opportunity of each participant in this program is comprised of three separate award opportunities based on measures of combined 2005 and 2006 earnings, cash use, and gross margin attributable to GCL’s enterprise, carrier data, and indirect channel segment. No shares were awarded under the plan as none of the financial performance goals were met.

Senior Leadership Performance Program

On November 19, 2004, the Board of Directors of GCL adopted the Senior Leadership Performance Program (the “Program”) at the recommendation of the Compensation Committee of the Board of Directors. The Program is a long-term incentive program intended to retain key executives and to motivate them to help the Company achieve its financial goals. The participants in the Program include all executive officers of the Company and a limited number of additional key executives (collectively, the ‘Participants’).

The Program creates for each participant an aggregate potential award under the Program (the “Maximum Award”), an amount equivalent to the Participants regular annual cash bonus target opportunity as of the date on which the Program was approved. The awards were to be granted if the Company achieved specified performance goals relating to earnings (the “EBITDA goal”) and / or cash flow (the “cash flow goal”). Specifically, each participant was entitled to receive (i) a bonus in the amount equal to 50% of such participant’s maximum award if the EBITDA goal is achieved by December 31, 2006 and / or (ii) a bonus in an amount equal to 50% of such participant’s maximum award if the cash flow goal is achieved by December 31, 2006. No shares were awarded under this program as none of the financial target thresholds were met.

Annual Bonus Program

During the year ended December 31, 2006, the Board of Directors of GCL adopted the 2006 Annual Bonus Program (the “2006 Bonus Program”). The 2006 Bonus Program is an annual bonus applicable to substantially all employees of GCL, which is intended to retain such employees and to motivate them to help GCL achieve its financial goals. Each participant is provided a target award under the 2006 Bonus Program expressed as a percentage of base salary. Actual awards under the 2006 Bonus Program will be paid only if GCL achieves specified earnings and cash flow goals. Bonus payouts under the 2006 Bonus Program will be made half in cash and half in fully vested shares of common stock of GCL; provided that the Compensation Committee of the Board of Directors retains discretion to use cash rather than shares as the Company sees fit. To the extent that commons shares are used for the payment of bonus awards, such shares shall be valued based on the closing price of the NASDAQ National Market on the date the financial results are certified by the Compensation Committee. At December 31, 2006, the Company’s annual bonus program accrual was £nil, as none of the financial target thresholds were met.

Under the 2005 Annual Bonus Program, there were 141,559 RSUs granted, of which 140,375 vested and 1,184 were cancelled for payment of tax.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

25. Retirement benefit schemes

The Company’s employees participate in two occupational pension schemes;

•	the Global Crossing Pension scheme (the “Global Scheme”); and

•	the Global Crossing Shared Cost Section of the Railways Pension Scheme (the “Railways Scheme”)

The assets of these schemes are held separately from the Company in independently administered trusts. Contributions to the schemes in respect of the Company’s defined benefit obligations are charged to the consolidated income statements so as to spread the cost of the pensions over employees’ working lives with the Company. Pension costs for the years ended December 31, 2005 and 2006 were £1.9 million and £2.2 million, respectively.

The Global Scheme

The Global Scheme is an occupational pension scheme with two sections. The defined contribution section is used to provide ongoing pension benefits for its employees. The defined benefit section provides for each employee who was a member of a Racal pension scheme at May 24, 2000, a benefit that represents the additional pension arising from pay increases over and above the statutory revaluation that is applied to benefits earned in the relevant Racal scheme prior to that date. No further defined benefit entitlements are being accrued.

The Company’s pension obligations are assessed by a qualified actuary on the basis of triennial valuations, with annual interim updates. The most recent formal valuation of the Global Scheme at March 31, 2004 was completed using the projected unit credit funding method. Calculations have been carried out by a qualified actuary for the purposes of estimating the Company’s pension charge for the year and the Global Schemes liabilities as of December 31, 2006.

The employer made annual contributions to the defined benefit section of the Global Scheme of £0.3 million and £0.7 million for the years ended December 31, 2005 and 2006 respectively.

The Global scheme also provides defined contribution benefits and the cost of the years ended December 31, 2005 and 2006 were £1.3 million and £1.1 million, respectively.

The Railways Scheme

The Company’s pension obligations are assessed by a qualified actuary on the basis of triennial valuations, with annual interim updates. The last full valuation of the Railways Scheme was carried out at December 31, 2004 using the projected unit method. This has been updated to December 31, 2006.

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

The employer made annual contributions to the defined benefit section of £0.1 million and £0.2 million for the years ended December 31, 2005 and 2006, respectively.

Recognition of gains and losses

The following disclosures are prepared on the basis that gains and losses are amortized over the expected future working life of employees.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The key assumptions used in assessing the Company’s pension plans are as follows:

	Railways Scheme		Global Scheme
	2005	2006	2005	2006
Rates and assumptions used to calculate
Defined Benefit Obligations (DBO)
Weighted average discount rate (year end)	4.75%	5.00%	4.75%	5.00%
Rate of salary increase (year end)	3.75%	3.75%	3.75%	3.75%
Mortality assumptions:
Current male/female pensioners at 65 (year end)	18/20 years	19/21 years	19/22 years	22/25 years
Future male/female pensioners at 65 (year end)	18/20 years	19/21 years	20/23 years	23/26 years *
Rates and assumptions used to calculate Net Benefit Cost (NBC)
Weighted average discount rate (start of year)	5.25%	4.75%	5.25%	4.75%
Rate of salary increase (start of year)	3.75%	3.75%	3.75%	3.75%
Expected return on plan assets (start of year)	7.50%	6.80%	6.00%	4.10%
Mortality assumptions:
Current male/female pensioners at 65 (start of year)	17/19 years	18/20 years	19/22 years	19/22 years
Future male/female pensioners at 65 (start of year)	17/20 years	18/20 years	20/23 years	20/23 years

*	For members aged 50 at the year end

The expected long-term rate of return on plan assets reflects the average earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation.

The following tables summarizes the components of net benefit expense recognized in the consolidated income statement within administrative expenses and the funded status and amounts recognized in the consolidated balance sheets for the respective plans.

Net benefit (credit)/expense recognized in the consolidated income statement

	Railways Scheme		Global Scheme		Total
	2005	2006	2005	2006	2005	2006
	(in thousands)		(in thousands)		(in thousands)

Service cost	£275	£501	£374	£386	£649	£887
Interest cost on benefit obligation	820	1,033	347	360	1,167	1,393
Expected return on plan assets	(1,149)	(1,241)	(206)	(164)	(1,355)	(1,405)
Net amortisation and deferral	—	65	—	—	—	65

Net benefit (credit)/expense	£(54)	£358	£515	£582	£461	£940

Benefit asset/(liability)

	Railways Scheme		Global Scheme		Total
	2005	2006	2005	2006	2005	2006
	(in thousands)		(in thousands)		(in thousands)

Funded status	£(4,991)	£(5,114)	£(3,525)	£(4,734)	£(8,516)	£(9,848)
Funded status attributable to employees	1,996	2,046	—	—	1,996	2,046

Net funded status attributable to employer	(2,995)	(3,068)	(3,525)	(4,734)	(6,520)	(7,802)
Unrecognized net loss	4,101	3,990	603	1,926	4,704	5,916

Prepaid/(accrued) net benefit cost	£1,106	£922	£(2,922)	£(2,808)	£(1,816)	£(1,886)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Changes in the present value of the defined benefit obligation are as follows:

	Railways Scheme		Global Scheme		Total
	2005	2006	2005	2006	2005	2006
	(in thousands)		(in thousands)		(in thousands)
Benefit obligation at beginning of year	£25,822	£35,761	£6,311	£7,265	£32,133	£43,026
Service cost	275	501	374	386	649	887
Interest cost	820	1,033	347	360	1,167	1,393
Employee contributions	88	124	—	—	88	124
Actuarial loss	8,906	2,559	384	1,272	9,290	3,831
Benefits paid	(697)	(958)	(151)	(165)	(848)	(1,123)
Interest cost attributable to employees	547	689	—	—	547	689

Benefit obligation at end of year	£35,761	£39,709	£7,265	£9,118	£43,026	£48,827

Changes in the fair value of plan assets are as follows:

	Railways Scheme		Global Scheme		Total
	2005	2006	2005	2006	2005	2006
	(in thousands)		(in thousands)		(in thousands)
Fair value of plan assets at start of year	£25,784	£30,770	£3,325	£3,740	£29,109	£34,510
Actual return on plan assets	5,485	4,485	207	113	5,692	4,598
Employer contributions	110	174	359	696	469	870
Employee contributions	88	124	—	—	88	124
Benefits paid	(697)	(958)	(151)	(165)	(848)	(1,123)

Fair value of plan assets at end of year	£30,770	£34,595	£3,740	£4,384	£34,510	£38,979

The Company expects to contribute £0.6 million to its defined benefit pension schemes in 2007.

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	Railways Scheme		Global Scheme
	2005	2006	2005	2006
	(%)		(%)
Fixed interest bonds	16	15	25	100
Equities	70	67	63	—
Property	10	10	9	—
Other	4	8	3	—

	100	100	100	100

The overall expected rate of return on assets is determined based on market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

The Railways Scheme represents approximately 89% of the total assets of the combined plans. The current planned asset allocation strategy was determined with regard to actuarial characteristics of each scheme. It is based on the assumption that equities will outperform bonds over the long term and is consistent with the overall objective of long-term capital growth. The expected long-term rate of return on plan assets was calculated by the plan actuary and is based on historic returns of each asset class held by the plan at the beginning of the year.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The following table summarizes expected benefit payments from the Company’s pension plans through 2016. Actual benefit payments may differ from expected benefit payments:

(in thousands)
2007	£1,194
2008	1,237
2009	1,280
2010	1,339
2011	1,389
2012-2016	7,706

The amount included in the balance sheet arising from the Company’s obligations in respect of its defined benefit retirement benefit schemes is as follows:

	December 31,
	2005	2006
	(in thousands)
Fair value of scheme assets	£34,510	£38,979
Present value of defined benefit obligations	(43,026)	(48,827)

Deficit in scheme	(8,516)	(9,848)
Funded status attributable to employees	1,996	2,046

Net deficit attributable to employer	(6,520)	(7,802)
Unrecognized net losses	4,704	5,916

Net liability recognized in the balance sheet	£(1,816)	£(1,886)

This amount is presented in the balance sheet as follows:
Non—current assets	£1,106	£922
Non—current liabilities	(2,922)	(2,808)

	£(1,816)	£(1,886)

	2004	2005	2006
	(in thousands)
Present value of defined benefit obligations	£32,133	£43,026	£48,827

Fair value of plan assets	29,109	34,510	38,979

Deficit in the scheme	£(3,024)	£(8,516)	£(9,848)

Experience losses on scheme liabilities	£(850)	£(5,100)	£—

26. Ultimate parent and controlling party

At December 31, 2006, the Company’s directors regarded Temasek Holdings (Private) Limited (“Temasek”), a company incorporated in the Republic of Singapore, as the ultimate parent company and ultimate controlling party. The largest group, which includes the Company and for which financial results are prepared is that headed by Temasek, whose registered office is 60B Orchard Road, #06-18, Tower 2, Singapore 238891.

The Company’s immediate parent is GC Bidco, a company registered in England and Wales. The consolidated financial statements of GC Bidco include the results of the Company and are available to the public from Companies House.

27. Related party transactions

Transactions between GCUK and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Transactions with Group Companies

The following presents a summary of the total (income for)/cost of services included in cost of sales and administrative expenses in the consolidated income statements for the periods indicated.

	Year ended December 31,
	2005	2006
	(in thousands)
Recognition of deferred revenue	£(500)	£(525)
Corporate services	5,358	8,024
Shared resources	909	587
Voice termination services	(4,016)	(1,613)
Leased asset income	(2,890)	(2,776)
Other transactions	5	199

	£(1,134)	£3,896

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

In connection with its recapitalization during 2004, the Company entered into a series of intercompany agreements with the GC Group that were effective as of October 1, 2004 to formally document the way in which these relationships are governed and formalize the method of payment for the services under these agreements. Fees for these services are generally estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The intercompany agreements are substantially the same as those that have informally governed the relationship between the GC Group and the Company, with the exception of the payment terms. The Company’s Board of Directors approved the terms of each of the intercompany agreements. The intercompany agreements may be terminated (i) at the request of any party to such agreement with one year’s prior written notice or (ii) immediately in the event of a change of control under the Indenture or the maturity, redemption or defeasance of the Senior Secured Notes, in each case pursuant to the terms of the Indenture governing the Notes.

Recognition of deferred revenues

Under a signed Inland Service agreement dated April 8, 1998 the Company is obligated to provide UK backhaul telecommunication services to International Optics Network Limited (“ION”), a wholly owned subsidiary of GCL. The Company received upfront payment for these services. All of the revenue associated with the agreement have been deferred and are recognized over the life of the contract.

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Operating expenses include office and facilities costs, depreciation and amortization of certain shared assets, and network engineering all of which are charged based on a pro rata allocation of net tangible fixed assets. Administrative services include tax, finance and accounting, information systems, human resources, management, legal, administrative, risk management and charitable contributions. Costs for tax, finance and accounting, mergers and acquisition services, corporate development, product development, management, legal, administrative, and risk management services are charged based on the Company’s revenue relative to the other Group Companies. Information services and human resource costs are charged based on a pro rata allocation of headcount. Other administrative costs are allocated based on revenue or revenue and net tangible fixed assets. The total cost of the services included in administrative expenses in the consolidated income statement was £5.4 million and £8.0 million for the years ended December 31, 2005 and 2006, respectively. The total actual cost of services related to the year ended December 31, 2005 was £6.9 million; however, a £3.0 million credit was also recorded during the year due to a reassessment of the costs recharged by the GC Group during the year ended December 31, 2004.

Shared resources

The Company provides Group Companies, on a non-exclusive basis, the use of certain of its assets, and the Group Companies provide the Company the use of certain of its assets, on a non-exclusive basis. Such assets include staffing and administrative assets, fiber, leased circuits, network equipment, racking space, real estate and such other assets as reasonably deemed necessary for the relevant network’s efficient operation. The parties to these intercompany shared resources agreements are charged based on (i) the market price for fiber, leased circuits, racking space, and network equipment; (ii) a pro rata allocation for staffing and administrative assets based on either a reasonable estimate of resources committed or a reasonable estimate of time spent of such services, plus a reasonable markup in accordance with the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administration of the Organization for Economic Co-operation and Development; and (iii) the share of lease or carry costs based on a percentage of square meter usage for real estate. Fees for these services are estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The net cost of the use of these assets included in administrative expenses in the consolidated income statement was £0.9 million and £0.6 million, for the years ended December 31, 2005 and 2006, respectively. In addition, the Company makes payments, primarily payroll, on behalf of a Group Company, and is reimbursed for these payments. These transactions have no impact on the consolidated income statement.

Voice termination services

The Company carries international voice traffic and terminates calls on behalf of certain Group Companies. These Group Companies provide the Company with similar services. The costs of these services are incurred by the company that carries the traffic or terminates the call, while the corresponding customer contract, and therefore revenue, is held by a different entity. The Company which incurs these costs charges a corresponding amount to the Group Company which holds the customer contract. The charges to GCE and GCT by the Company resulted in a reduction to the Company’s cost of sales of £4.0 million and £1.6 million during the years ended, December 31, 2005 and 2006, respectively.

In addition, during the years ended December 31, 2005 and 2006, the Company sold £nil and £nil, respectively, of capacity on its network to Group companies, which was recognized as revenue.

Operating lease income and non-monetary transactions

Effective December 31, 2004, the Company purchased £21.9 million of assets from GC Bidco, in exchange for 1,000 shares of the Company’s £1 par value ordinary shares. The assets were purchased at GC Bidco’s net book value and will be depreciated over the remaining useful lives. Such assets include fiber, network equipment, and certain computer software and hardware equipment. The Company leased the use of the purchased assets to other Group Companies in 2005 and this arrangement continued throughout 2006 (see note 5).

Other transactions

Tax sharing

The Company and the UK Group share tax losses as allowed by UK tax law. Under the tax sharing, losses can be utilized by any entity within the UK Group in the period in which they are generated.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

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

The Company entered into a formal tax agreement with GCL, which was effective October 1, 2004, that established the basis of conduct for certain tax matters in the UK, including the surrender of tax losses and the reallocation of income or gains where permitted by UK tax law, between the Company and other Group Companies subject to tax in the UK. The claimant company will pay the surrendering company an amount equal to the amount surrendered multiplied by the average corporate tax rate for the period in which relief is deemed. There was no tax sharing during the years ended December 31, 2005. During the year ended December 31, 2006, £0.8 million of the groups tax losses available for surrender were utilized by GCUK.

Other

During the years ended December 31, 2005 and 2006, the Company incurred, £2.2 million and £2.0 million, respectively, of lease costs for certain office space for which other members of the GC Group, specifically, GC PEC Networks and GC PEC UK are contractually liable (see note 22).

The debtor and creditor balances as a result of the aforementioned transactions with Group Companies are as follows:

	Year ended December 31,
	2005	2006
	(in thousands)
Debtor balances due from:
Global Crossing Europe Ltd	£—	£1,408
GT UK Ltd	959	—
GC Pan European Crossing Ltd	1,894	616
GC Pan European Crossing SA	449	8
Geoconference UK Ltd	—	724
GC Network O2	259	—
Global Crossing Ireland Ltd	70	—
Global Crossing Services Europe Ltd	854	2,544
Other Group Companies	41	588

	£4,526	£5,888

Creditor balances due to:
Global Crossing Development Co	£2,063	£5,278
Geoconference UK Ltd	186	—
Global Crossing Holdings Ltd	1,160	—
Global Crossing Services Europe Ltd	148	—
Global Crossing Network Centre Limited	240	—
Global Crossing Europe Ltd	2,136	—
Global Crossing Ireland Ltd	547	18
Global Crossing Telecommunications Inc	—	694
Other Group Companies	224	690

	£6,704	£6,680

Loans from and to Group Companies

The Company has not historically made significant loans to Group Companies. Under the terms of the indenture governing the convertible notes of GCL, loans from the Company made to GCL or another Group Company must be subordinated to the payment of obligations under GCL’s convertible notes. The terms of

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

any intercompany loan by the Company to GCL or another Group Company must be agreed by the Board of Directors of the Company.

There were no loans due to or from Group Companies at December 31, 2005. On April 12, 2006, the Company entered into an intercompany credit agreement (the “credit agreement”). As at December 31, 2006, there were loans of US$50.4 million (equivalent to £25.7 million as at December 31, 2006) due from Group Companies. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the designated cash flow, as permitted and defined under the Indenture and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, and have an effective interest rate of 13.5%. These loans mature five business days prior to the principal outstanding on the Senior Secured Notes. GCUK also made loans to other Group Companies of US$30.4 million in April 2006 which were repaid in May 2006. In the year ended December 31, 2006, total finance revenue of £0.4 million (being interest income of £2.4 million, less a foreign exchange loss of £2.0 million) has been recognized in finance revenue (see note 7) in respect of these loans. There were no loan balances due to Group Companies as at December 31, 2006.

Prior to the acquisition by GCUK, Fibernet Group transferred its German business operations to GCI, by way of a transfer of Fibernet Holdings Limited and its wholly owned subsidiary, Fibernet GmbH, to GCI, for consideration of £1 and the assumption, by GCI, of £3.6 million of debt outstanding to Fibernet (see notes 4 and 14).

Details of trading balances with Group Companies are shown above.

28. Contingent liabilities

UK Office of Fair Trading

In 2002, an investigation was commenced by the United Kingdom Office of Fair Trading (“OFT”) regarding an allegation that various subsea cable operator entities, including the Company, had engaged in an illegal agreement collectively to boycott a location within the UK as a location for the landing of subsea telecommunications cables. The Company responded to that investigation in 2002 denying the allegation.

In August 2003, the OFT extended its investigation in respect of allegations of price fixing and information sharing on the level of fees that the subsea entities would pay landowners for permission to land submarine telecommunication cables on their land in the UK. The Company responded to that investigation in October 2003, denying that it had engaged in any illegal activities. The Company cooperated fully with the investigation and has supplied additional factual materials including a number of formal witness statements. By a letter dated January 24, 2006, the OFT notified the Company that it had provisionally decided to close both investigations. In a letter dated June 23, 2006, the OFT formally notified the Company that it was terminating its investigation.

On July 20, 2006, two private companies served on the Company proceedings issued in the High Court of Justice against the Company and nine other defendants claiming violations identical to those investigated by the OFT. The Company does not believe the claims are meritorious and will be defending the claims vigorously. The same private companies subsequently initiated an appeal to the Competition Appeals Tribunal (“CAT”) in respect of the termination of the OFT investigation. On April 5, 2007, the CAT found in favour of the OFT and dismissed the appeal on the basis that the CAT had no jurisdiction under the Competition Act 1998 to hear the appeal.

Litigation

From time to time, the Company has been a party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company’s directors there are currently no proceedings in respect of which there exists a reasonable possibility of adverse outcome that would have a material effect on the Company’s consolidated balance sheets, consolidated income statements or consolidated cash flow statements.

29. Events after the balance sheet date

Equity Grants

On March 13, 2007, the Board of Directors of GCL approved a grant of awards under a special retention program to substantially all non-sales employees of the GC Group. The program is intended to retain and

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

motivate the GC Group employees. The award granted was 125,560 restricted stock units that vest over a period of twelve months from the date of grant.

In connection with the GC Group’s annual long-term incentive program for 2007, on March 13, 2007, the Company also awarded 9,600 restricted stock units to employees which vest on March 13, 2010 and 11,100 performance share opportunities to employees which vest on December 31, 2009, in each case subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each performance share grantee can earn (i) 50% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved, (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity is achieved or (iii) 150% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved. No payout will be made for performance below threshold, and the payout for performance above maximum is capped at 150% of the target opportunity. Actual payouts will be calculated using interpolation between threshold and target or target and maximum, as applicable. The total performance share opportunity of each participant in this program comprises three separate award opportunities based on measures of combined 2007 and 2008 earnings, cash use, and adjusted gross margin attributable to the Company’s enterprise, carrier data and indirect channel segment.

Loans to group companies

On April 11, 2007 the GCUK board of directors approved an additional US$15 million loan to be made to GCE during the second quarter of 2007. The loan will be made in accordance with the Indenture and under the same terms and conditions as relate to existing loans provided to GCE (see Item 7 “Major shareholders and Related Party Transactions”).

30. Reconciliation to United States Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with IFRS, as adopted by the EU, which differs in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve methods for measuring the amounts in the consolidated financial statements, as well as additional disclosures required by US GAAP. In addition certain other differences arise due to the transition provision in accordance with IFRS. The principal differences between IFRS and US GAAP applicable to the Company and Group are quantified and described below:

Reconciliation of net income (IFRS-US GAAP)

		Year ended December 31,
		2005	2006
		(in thousands)
Profit reported under IFRS		£7,992	£13,451
Push down of fresh start accounting:
—Deferred income	A	(4,498)	(4,556)
Long term IRU agreements	B	(366)	(348)
Restructuring costs	C	1,802	(201)
Pensions	D	2	12
Dilapidation provisions	E	326	61
Share-based compensation	F	(264)	(136)
Income taxes	G	(7,240)	(2,436)
Purchase accounting—restructuring	H	—	1,706
Purchase accounting—goodwill	H	—	(1,748)

(Loss)/income reported under US GAAP		£(2,246)	£5,805

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Reconciliation of equity (IFRS-US GAAP)

		Year ended December 31,
		2005	2006
		(in thousands)
Equity reported under IFRS		£(204,718)	£(195,574)
Push down of fresh start accounting:
Reset equity	A	88,076	88,076
Deferred income	A	(10,975)	(15,531)
Amortization of intangibles	A	(1,444)	(1,444)
Long term IRU agreements	B	(760)	(1,108)
Restructuring costs	C	4,126	3,925
Pensions	D	(22)	(5,926)
Dilapidation provisions	E	319	380
Share-based compensation	F	—	—
Income taxes	G	(8,905)	(8,627)
Purchase accounting—restructuring	H	—	1,706
Purchase accounting—goodwill	H	—	(1,748)

Equity reported under US GAAP		£(134,303)	£(135,871)

Reconciliation of changes in Equity in US GAAP

Total equity
(in thousands)
Balance at January 1, 2005	£(146,972)
Net loss for year ended December 31, 2005	(2,246)
Reduction in reorganization reserve—deferred tax benefit	8,256
Unrealized gain on derivative financial instrument	4,306
Share-based compensation	2,353

Balance at December 31, 2005	(134,303)
Net profit for year ended December 31, 2006	5,805
Reduction in reorganization reserve—deferred tax benefit	2,714
Movement in pension reserve on adoption of FAS 158	(5,916)
Unrealized loss on derivative financial instrument	(4,524)
Share-based compensation	353

Balance at December 31, 2006	£(135,871)

Statement of other comprehensive income in US GAAP

	Year ended December 31,
	2005	2006
	(in thousands)
(Loss)/profit reported under US GAAP	£(2,246)	£5,805
Other comprehensive income:
—Impact of adoption of FAS 158	—	(5,916)
—Unrealized gain/(loss) on derivative financial instrument	4,306	(4,524)

Comprehensive income/(loss) reported under US GAAP	£2,060	£(4,635)

A. Pushdown of GCL’s fresh start accounting

On December 9, 2003 (the “effective date”), GCL emerged from bankruptcy and implemented “fresh start” accounting and reporting in accordance with the American Institute of Certified Public Accountants Statement of Position No. 90-7 “Financial Reporting by Entities in Reorganization under the Bankruptcy Code “ (“SOP 90-7”).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

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

Although the Company itself did not file for bankruptcy, it has recorded the push down of GCL’s fresh start accounting adjustments associated with the Company in accordance with the requirements of the SEC Staff Accounting Bulletin (“SAB”) 54 “Application of ‘Push Down’ Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchaser”. Under fresh start reporting, an entity is deemed to be created for financial reporting purposes. References to the “Company” in respect of time periods prior to the effective date are references to the “Predecessor” entity whereas such references in respect of time periods commencing with the effective date are references to the “Successor” entity.

The remaining impacts of push down accounting, following the transition from UK GAAP to IFRS as of January 1, 2004 are in respect of deferred income, depreciation and amortization, and equity.

The adjustment to reflect deferred income at fair value results in a difference between IFRS and US GAAP. Under US GAAP and IFRS, prior to fresh start, there was deferred income related to long term IRU agreements and other customer contracts. Under US GAAP deferred revenue balances associated with IRU contracts for which cash was received prior to fresh start were written down. Under IFRS, revenue is recognized on these contracts since the fresh start date.

The adjustment in respect of depreciation and amortization arises through the creation, under US GAAP, of internally generated intangible fixed assets at fresh start. These assets were written down to £nil in 2004.

The adjustment to equity represents the reorganization value at the fresh start date, after having recorded assets and liabilities at fair value and clearing retained earnings to £nil.

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

Based on the terms of these agreements, the Company has deferred income on all contracts entered into after June 1999 under both IFRS and US GAAP. Prior to June 1999, the revenue under US GAAP was recognized at the time the agreement was entered into with the customer, whereas under IFRS the revenue was deferred. This adjustment represents the difference for contracts entered into prior to June 1999.

The adjustment to the consolidated income statement consists of the following:

	December 31,
	2005	2006
	(in thousands)
Reversal of deferred income	£(1,112)	£(1,094)
Reversal of depreciation of long term IRU assets	365	365
Reversal of wayleave costs	381	381

	£(366)	£(348)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The adjustment to Equity consists of the following cumulative differences:

	December 31,
	2005	2006
	(in thousands)
Reversal of deferred income	£(2,298)	£(3,392)
Long term IRU assets, net	753	1,118
Establishment of wayleave accrual	785	1,166

	£(760)	£(1,108)

C. Restructuring costs, excluding those related to purchase accounting (see H below)

The Company implemented certain initiatives to restructure its operations (see note 17). The costs associated with these initiatives consist of severance costs and contractual obligations for which the company will receive no future economic benefit.

Under IFRS, the Company recognizes a liability once there is a present obligation, as a result of past events, which is probable (defined as more likely than not) and can be reliably estimated. For severance costs, this is when the Company has raised an expectation in those affected that it will carry out the restructuring and has in place a detailed formal plan. For property lease costs, this is when the Company vacates the property and thus demonstrated a commitment to the plan from which it cannot reasonably withdraw. These amounts are discounted based on a risk free rate.

Under US GAAP, the Company adopted SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) on January 1, 2003. Under provisions of SFAS 146 future services required to be rendered to receive the one-time benefit are considered in determining the timing of recognition of the provision. SFAS 146 also considers the distinction between early termination costs and continuing to be incurred without economic benefit in determining the recognition of costs associated with the termination of contracts. Application of SFAS 146 has resulted in differences in both the timing and amount of restructuring charges recognized under US GAAP as compared to IFRS.

D. Pension

Under IFRS, expected returns on plan assets are calculated using the actual cash flow returns as a basis, whereas under US GAAP expected returns on plan assets are calculated using estimated cash flows as a basis.

On December 31, 2006, the Company adopted SFAS 158 “Employers Accounting for Defined Benefit Pension and Other Post Retirement Plans” (“SFAS 158”). Under US GAAP, the Company is required to recognize in its balance sheet the funded status of its defined benefit post retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligations. SFAS 158 also requires an entity to recognize changes in the funded status within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in the income statement as a component of the net periodic pension cost.

Under IFRS, the Company has elected to adopt the corridor “approach” whereby actuarial gains and losses that exceed 10% of the greater of the present value of the Company’s defined benefit obligation and the fair value of the plan assets are amortized over the expected average remaining working lives of the participating employees.

The following table summarizes the effect of adopting SFAS 158.

December 31,
2006
(in thousands)
Net pension obligation recognised under IFRS	£(1,886)
Adoption of FAS 158—Recognition of actuarial losses	(5,916)

Net under funded position and pension obligation recognised under US GAAP	£(7,802)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The Company has used the same key assumptions under both US GAAP and IFRS in assessing its pension plans

The accumulated benefit obligation of GCUK sponsored pension plans as at December 31, 2005 and 2006 was £35.8 million and £39.8 million, respectively.

E. Dilapidation provision

Under IFRS, a dilapidation provision is recorded to reflect the estimated net present value of costs required to return leased properties to their original state in accordance with the respective lease agreements using an appropriate risk free discount rate, whereas under US GAAP, the provision is recorded at fair value using a credit-adjusted risk-free rate.

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

Effective January 1, 2006, The Company adopted SFAS No. 123R, “Share Based Payment”, (“SFAS 123R”) using the modified prospective method. SFAS 123R requires all share-based awards granted to awards granted to employees to be recognized as a compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. Prior to the adoption of SFAS 123R, stock based compensation was accounted for using SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”), which the Company adopted on December 9, 2003. The fair value method under SFAS 123R is similar to the fair value method under SFAS 123 with respect to the measurement and recognition of stock-based compensation expense except that SFAS 123R requires an estimate of future forfeitures whereas SFAS 123 permitted recognizing the impact of forfeitures as they occur. As the Company estimated the impact of future forfeitures for the majority of its share-based payment plans upon adoption of SFAS 123, the impact on the Company’s consolidated income statement or balance sheet is not considered to be significant. SFAS 123R also requires the realization of tax benefits in excess of amounts recognized for financial reporting purposes to be recognized as a financing activity rather than an operating activity in the consolidated statement of cash flows. The impact on the Company’s consolidated cash flow statement is not considered to be significant.

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

Under IFRS, deferred tax is recognized for the estimated future tax effects of temporary differences and tax loss carry forwards. The rates used in calculating deferred tax are those rates that are enacted, or substantially enacted.

The Company provides for deferred taxation in respect of temporary differences, subject to certain exceptions, between the recognition of assets and liabilities in the financial statements and for tax purposes. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference and unused tax losses can be utilized.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The majority of the explanation for the differences between tax calculated under US GAAP and IFRS relates to temporary differences arising from fresh start accounting required under US GAAP, together with other US GAAP specific accounting adjustments.

At December 31, 2005 and 2006, the Company has approximately £73.3 million and £72.9 million, respectively, of net deferred tax assets and liabilities under US GAAP prior to the valuation allowance. Included in these amounts are deferred tax assets on gross tax losses of £258.0 million and £309.0 million, respectively, which have an indefinite useful carry forward life. As a result of the existence of sufficient positive evidence as to the future realization of these assets, £12.7 million of these US GAAP assets were recognized, without a valuation allowance, as at December 31, 2005 with £4.5 million as at December 31, 2006.

The net deferred tax assets and liabilities are as follows:

	December 31,
	2005	2006
	(in thousands)
Excess capital allowances	£9,420	£3,966
Other short term temporary differences	7,229	(824)
Tax losses carried forward	78,878	92,605
Deferred taxes on US GAAP adjustments:
—Long term IRU agreements	228	332
—Pension	7	3
—Restructuring costs	(2,100)	(1,178)
—Push down of fresh start accounting	(20,286)	(21,330)
—Dilapidations	(56)	(114)
—Purchase accounting—restructuring	—	(512)

	73,320	72,948
Valuation allowance	(60,648)	(68,487)

Net deferred tax asset	£12,672	£4,461

The IFRS tax benefit is as follows:

	Year ended December 31,
	2005	2006
	(in thousands)
UK Corporation tax on income / loss	£1,302	£601
Expenses not deductible for tax purposes	418	198
Change in valuation allowance	(4,197)	8,578

	£(2,477)	£9,377

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

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

H. Purchase accounting—Fibernet

Under IFRS an acquirer, when allocating the cost of a business combination, shall not recognize liabilities for future losses or other costs expected to be incurred as a result of the business combination. Under US GAAP, restructuring programs related to purchase business combinations are recorded in accordance with Emerging Issues Task Force No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” which requires costs associated with exit or disposal activities of the acquired company to be recognized as an acquired liability included in the allocation of the acquisition cost

In addition, under IFRS negative goodwill is recognized as income within operating profit, whereas under US GAAP negative goodwill is recorded as a reduction to certain long life assets and if there is any excess remaining after reducing the assets, that excess shall be recognized as an extraordinary gain.

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

Foreign currency gains/(losses): Under IFRS, the Company includes foreign currency gains and losses within both administrative expenses and finance costs, whereas under US GAAP these amounts are included in other income or loss.

Consolidated balance sheets

Under IFRS, the Company presents deferred financing charges related to the Senior Secured Notes as a reduction to the debt liability. Under US GAAP these amounts are recorded as an asset.

Recently announced US GAAP pronouncements

The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109 (“FIN 48”) in July 2006. This interpretation states that an “enterprise shall initially recognize the financial statement effects of a tax position where it is more likely than not, based on the technical merits, that the position will be sustained upon examination.” “More likely than not” is defined as a likelihood of greater than 50% based on the facts, circumstances, and information available at the reporting date. FIN 48 is effective for fiscal periods beginning after December 15, 2006. The cumulative effect of applying FIN 48 is to be reported as an adjustment to the beginning balance of accumulated deficit. The Company is currently evaluating the impact of adopting FIN 48 on the Company’s financial statements.

The FASB issued Statement of Financial Accounting Standards (“SFAS”) No.157, “Fair Value Measurements” (“FAS 157”), in September 2006. FAS 157 clarifies that the fair value is the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. This statement also requires that a fair value measurement technique include an adjustment for risks inherent in a

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

particular valuation technique and/or the risks inherent in the inputs to the model if market participants would also include such an adjustment. The provisions of FAS 157 are effective for fiscal periods beginning after November 15, 2007 and are to be applied prospectively. The Company is currently evaluating the impact of adopting FAS 157.

The FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”), in February 2007. FAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non financial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, FAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in earnings (or another performance indicator for entities such as not-for-profit organizations that do not report earnings). The provisions of FAS 159 are effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption of FAS 159 is permitted as of the beginning of an entity’s fiscal year that begins on or before November 15, 2007, provided the choice to early adopt is made within 120 days of the beginning of the fiscal year of adoption and the entity has not yet issued financial statements for any interim period of that fiscal year. In addition, in order to early adopt FAS 159, an entity must also adopt all of the requirements of FAS 157, Fair Value Measurements as of the adoption date (or earlier). The Company is currently evaluating the impact of adopting FAS 159.

SIGNATURES

Each of the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL CROSSING (UK) FINANCE PLC

By:	/s/ ANTHONY D. CHRISTIE
Name:	Anthony D Christie
Title:	Managing Director

GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

By:	/s/ ANTHONY D. CHRISTIE
Name:	Anthony D Christie
Title:	Managing Director

Date: April 20, 2007