Form 20-F
period 2007-12-31
GLOBAL CROSSING  UK TELECOMMUNICATIONS LTD; Global Crossing (UK) Finance Plc
filed 2008-04-29
CIK 1269527, 1329705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31 2007

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

Tracey Butterfill

Telephone: +44 (0) 845 000 1000, Facsimile: +44 (0) 207 904 2930

1 London Bridge, London, SE1 9BG, United Kingdom

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

11.75% pound sterling-denominated senior secured notes due 2014

10.75% US dollar-denominated senior secured notes due 2014

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐                         Accelerated filer  ☐                        Non-accelerated filer  ☒

Indicate by check mark which basis of accountancy the registrant has used to prepare the financial statements including in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

PART I

PRESENTATION OF INFORMATION

Corporate Organization

All references in this annual report on Form 20-F to:

•

“we,” “us,” “our,” the “Company,” and “GCUK” are to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries, including the Issuer, except where expressly stated otherwise or the context otherwise requires;

•	“Guarantors” are to GCUK, Fibernet Group Limited (formerly Fibernet Group plc), Fibernet UK Limited and Fibernet Limited;

•	“Guarantees” are to the guarantees by the Guarantors of the Notes on a senior basis;

•	“Fibernet Group” are to, collectively, Fibernet Group Limited, a company incorporated in England and Wales, and its consolidated subsidiaries at such time;

•

“Fibernet” are to Fibernet Group, excluding Fibernet Holdings Limited and Fibernet GmbH which were transferred to Global Crossing International Ltd, one of our affiliates, prior to our acquisition of Fibernet Group Limited on December 28, 2006;

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

•	“Group Companies” and “GC Group” are to the group of companies owned directly or indirectly by GCL, including us;

•	“STT” are to STT Communications Ltd, a Singapore company, a subsidiary of Temasek Holdings (Private) Limited regarded as our ultimate parent company;

•	“Network Rail” are to Network Rail Infrastructure Limited, the successor to Railtrack plc, as the operator of the UK national railway infrastructure network; and

•	“Racal” are to the network services arm of Racal Telecommunications Limited, our predecessor.

Financial and Other Information

All references in this annual report on Form 20-F to:

•	the “UK” are to the United Kingdom;

•	“pounds sterling,” “sterling,” “£” or “pence” are to the lawful currency of the United Kingdom;

•	the “United States” or the “US” are to the United States of America;

•	“US$,” “US Dollars,” “dollars” or “$” are to the lawful currency of the United States;

•	the “EU” are to the European Union;

•	“euro” or “€” are to a lawful currency of the European Union;

•

the “Initial Notes” are to the 10.75% dollar-denominated senior secured notes and the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 23, 2004 and to the exchange notes that the Issuer issued pursuant to a registered exchange offer in respect of such notes;

•

the “Additional Notes” are to the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 28, 2006, and to the exchange notes that the Issuer issued pursuant to a registered exchange offer, in respect of such notes, which closed on September 21, 2007;

•	the “Notes” and “Senior Secured Notes” are to, collectively, the Initial Notes and the Additional Notes; and

•	the “Indenture” are to the indenture, dated December 23, 2004, governing the Notes.

The consolidated financial statements and the related notes in this annual report on Form 20-F have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the IASB and IFRS as adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the Company’s consolidated financial statements for the years presented. References to “IFRS” hereafter should be construed as reference to IFRS as issued by the IASB.

Some financial information has been rounded and, as a result, the numerical figures shown as totals in this annual report on Form 20-F may vary slightly from the exact arithmetic aggregation of figures that precede them.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, certain information concerning the noon buying rate in the City of New York for cable transfers in pounds sterling as announced by the Federal Reserve Bank of New York for customs purposes, or the “noon buying rate,” for pounds sterling expressed in dollars per £1.00. As of April 18, 2008, the noon buying rate for pounds sterling expressed in dollars per £1.00 was 1.997.

	Dollars per £1.00
	2003	2004	2005	2006	2007	2008 (through April 18)
Exchange rate at end of period (Year ended December 31, except 2008)	1.784	1.916	1.719	1.959	1.961	1.997
Average exchange rate during period*	1.645	1.836	1.815	1.858	2.007	1.989
Highest exchange rate during period	1.784	1.948	1.929	1.979	2.110	2.031
Lowest exchange rate during period	1.550	1.754	1.714	1.726	1.924	1.941

*	The average of the noon buying rates for cable transfer in pound sterling as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each month during the applicable period (through April 18 in the case of 2008).

Month	Highest exchange rate during the month	Lowest exchange rate during the month
October 2007	2.077	2.028
November 2007	2.110	2.028
December 2007	2.066	1.977
January 2008	1.990	1.952
February 2008	1.992	1.941
March 2008	2.031	1.982
April 2008	1.997	1.963

MARKET AND INDUSTRY DATA

In this annual report on Form 20-F, we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications or other publicly available information. Although we believe that these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains certain “forward-looking statements,” as such term is defined in Section 21E of the US Securities Exchange Act of 1934 (“Exchange Act”). These statements set forth anticipated results based on our management’s plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify these forward-looking statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will”, “could” and similar expressions in connection with any discussion of future events or future operating or financial performance or strategies. Such forward-looking statements include, but are not limited to, statements regarding:

•

our services, including the development and deployment of data products and services based on Internet Protocol (“IP”) and other technologies and strategies to expand our targeted customer base and broaden our sales channels;

•	the operation of our network, including with respect to the development of IP-based services;

•

our liquidity and financial resources, including anticipated capital expenditures, funding of capital expenditures, anticipated levels of indebtedness, and the ability to raise capital through financing activities;

•

trends related to and management’s expectations regarding results of operations, required capital expenditures, revenues from existing and new lines of business services and sales channels, and cash flows, including but not limited to those statements set forth in Item 5 in “Operating and Financial Review and Prospects”; and

•	sales efforts, expenses, interest rates, foreign exchange rates, and the outcome of contingencies, such as pending or threatened legal proceedings.

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

We undertake no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our quarterly and current reports on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties related to our business. See Item 3.D. “Key Information—Risk Factors.” These are factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by Section 21E of the Exchange Act. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the “Risk Factors” section to be a complete discussion of all potential risks or uncertainties. As described in this annual report on Form 20-F, such risks, uncertainties and other important factors include, among others:

•	the level of competition in the marketplace;

•

technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices;

•	many of our competitors have superior resources, which could place us at a cost and price disadvantage;

•	our dependence on a number of key personnel;

•	our revenue is concentrated in a limited number of customers;

•	the absence of firm commitments to purchase minimum levels of revenue or services in the majority of our enterprise customer contracts;

•	our reliance on a limited number of third party suppliers;

•	a change of control could lead to the termination of many of our government contracts;

•	insolvency could lead to termination of certain of our contracts;

•	slower than anticipated adoption by customers of our next generation products;

•

the operation, administration, maintenance and repair of our systems are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives and our ability to continue to develop effective business support systems;

•	terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business and operations;

•	our real estate restructuring provision is a material liability the calculation of which involves significant estimation.

•

the influence of our parent, and actions our parent takes, or actions we are obliged to take as a result of our parent’s action, which may conflict with our interests together with potential conflicts of interest for certain of our directors due to ownership of, or options to purchase, our parent’s stock;

•	the sharing of corporate and operational services with our parent; and

•

our ability to raise capital through financing activities, including the raising of any funds necessary to comply with certain provisions of the Indenture which require us to offer to repurchase our outstanding Notes upon the occurrence of certain events under the Indenture.

In addition to the “Risk Factors” section, the operations and results of our business are subject to risks and uncertainties identified elsewhere in this annual report on Form 20-F, as well as general risks and uncertainties such as those relating to general economic conditions and demand for telecommunications services.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

You should read the following selected financial data together with the Item 5 “Operating and Financial Review and Prospects” and our financial statements and the accompanying notes thereto included elsewhere in this annual report on Form 20-F.

The selected financial data at December 31, 2003 and 2004 and for the years then ended were derived from our financial statements which are not included in this annual report on Form 20-F. The selected financial data at December 31, 2005, 2006 and 2007 and for each of the years then ended have been derived from our consolidated financial statements and related notes thereto included elsewhere in this annual report on Form 20-F.

The historical financial data has been prepared in conformity with IFRS (see note 2 “accounting policies” to our consolidated financial statements).

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

•

On December 28, 2006, proceeds from the offering were used to acquire Fibernet from GC Acquisitions, and to pay fees and expenses incurred in connection with the acquisition of Fibernet by GCUK and the offering of the Additional Notes. Upon completion of the acquisition by GCUK, Fibernet guaranteed the Additional Notes and all other obligations under the Indenture. Prior to the acquisition by GCUK, Fibernet Group transferred its German business operations to GCI, by way of a transfer of Fibernet Holdings Limited, and its wholly owned subsidiary Fibernet GmbH, to GCI, for consideration of £1 and the assumption, by GCI, of £3.6 million of debt outstanding to Fibernet. See note 4 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

•	Fibernet results from December 28, 2006 only are included within the following income statement data.

•	Fibernet’s position as of December 31, 2006 and 2007 only is included within the following balance sheet data.

	Year ended December 31,
	2003	2004	2005	2006(4)	2007
	(in thousands)
Profit and Loss Account Data:
Revenue	(1)	£271,096	£239,498	£240,612	£296,620
Cost of sales	(1)	(156,735)	(136,317)	(147,481)	(177,665)

Gross profit	(1)	114,361	103,181	93,131	118,955

Operating expenses:
Distribution costs	(1)	(10,504)	(10,009)	(10,385)	(15,710)
Administrative expenses	(1)	(40,258)	(47,738)	(53,683)	(69,468)
Net gain arising from acquisition of Fibernet	(1)	—	—	7,755	—

	(1)	(50,762)	(57,747)	(56,313)	(85,178)

Operating profit		63,599	45,434	36,818	33,777
Finance costs, net	(1)	(613)	(39,919)	(14,688)	(29,021)
Tax benefit/(charge)	(1)	11,364	2,477	(9,377)	(6,297)

Profit/loss	(1)	£74,350	£7,992	£12,753	£(1,541)

Balance Sheet Data (at period end):
Cash and cash equivalents	(1)	£21,193	£44,847	£40,309	£23,954
Trade and other receivables(2)	(1)	64,633	59,954	59,182	66,237
Working capital/(deficit)(3)	(1)	6,897	(8,532)	(18,399)	618
Intangible assets, net	(1)	1,634	1,296	14,241	13,351
Property, plant and equipment, net	(1)	135,593	129,005	182,556	185,719
Total assets	(1)	241,092	255,382	336,877	318,933
Senior secured notes	(1)	(195,335)	(209,094)	(249,631)	(248,946)
Obligations under finance leases	(1)	(39,615)	(30,342)	(32,423)	(32,187)
Other debt obligations	(1)	—	—	(399)	(893)
Total shareholders’ deficit	(1)	(219,105)	(204,718)	(196,272)	(194,952)
Other data:
Depreciation and amortization	(1)	£21,193	£20,104	£24,551	£42,161
Capital expenditures	(1)	7,811	9,452	20,435	32,531
EBITDA(5)	(1)	84,792	65,538	60,319	75,938

(1)	IFRS information is not required to be presented for this period.

(2)

Trade and other receivables are due in less than one year and include operating and non-operating receivables from other Group Companies. Excluding the receivables from other Group Companies, trade and other receivables due in less than one year are £53.3 million and £63.6 million at December 31, 2006 and 2007, respectively.

(3)

Working capital/(deficit) consists of the current portion of trade and other receivables, less trade and other payables. Working capital/ (deficit) includes operating and non-operating receivables and payables from other Group Companies. Excluding all receivables and payables from other Group Companies, there is a working capital deficit of £17.7 million at December 31, 2006 and a working capital surplus of £5.8 million at December 31, 2007.

(4)

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires restatement of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended as at December 31, 2006.

(5)

EBITDA, calculated using IFRS financial information, consists of profit/loss for the period before tax benefit/(charge), net finance costs, depreciation and amortization. Although EBITDA is not a measure of operating profit/(loss), operating performance or liquidity under IFRS, we have presented EBITDA because (i) we use EBITDA as a measure of our performance without regard to depreciation and amortization; (ii) we believe EBITDA to be a relevant indicator of operating performance, especially in a capital intensive industry such as telecommunications; (iii) we believe that some investors use this measurement to determine a company’s ability to service indebtedness and fund on-going capital expenditures; and (iv) some of the covenants in our debt agreements require a calculation of similar measures. You should not, however, construe EBITDA in isolation or as a substitute for operating income, or as an indicator of our operating performance or of our cash flows from operating activities. You should not use EBITDA as a substitute for the analysis provided in our income statements or in our cash flow statements. Our calculation of EBITDA may not be consistent with the EBITDA measures of other companies and is not consistent with GCL’s calculation of Adjusted cash EBITDA. The following table reconciles EBITDA to profit/loss:

	Year ended December 31,
	2003	2004	2005	2006(2)	2007
	(in thousands)
Profit/(loss)	(1)	£74,350	£7,992	£12,753	£(1,541)
Finance costs, net	(1)	613	39,919	14,688	29,021
Tax (benefit)/charge	(1)	(11,364)	(2,477)	9,377	6,297
Recognition of negative goodwill	(1)	—	—	(1,050)	—
Depreciation	(1)	14,217	15,444	19,041	31,730
Amortization	(1)	6,976	4,660	5,510	10,431

EBITDA	(1)	£84,792	£65,538	£60,319	£75,938

(1)	IFRS information is not required to be presented for this period.

(2)

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires restatement of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended as at December 31, 2006.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business, and any investment in us, is subject to a number of significant risks, including those described below. Additional risks and uncertainties not presently known to us, or that we currently believe are immaterial, could also impair our business, financial condition, results of operations and our ability to fulfill our obligations under the Notes. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Senior Secured Notes.”

In addition to the risk factors identified under the captions below, the operations and results of our business are subject to risks and uncertainties identified elsewhere in this annual report on Form 20-F as well as general risks and uncertainties such as those relating to general economic conditions and demand for telecommunications services.

Risks Related to Our Business and Industry

We face significant competition in the marketplace.

In the enterprise and carrier data and voice channels, we compete chiefly with various divisions of BT, Cable & Wireless and Verizon, which, on a combined basis, have a majority of the market share for these services. Concerning the government and rail sectors in particular, our principal competitors are BT and Cable & Wireless. Other competitors include COLT, NTL:Telewest (part of Virgin Media), Afiniti (previously Kingston), Vanco and Thus. Depending on the type of customer, we will compete on the basis of level of service, quality of technology and price. Our network reach, which includes not only the ability to connect with customers but also the ability to decrease the distance between enterprise entities and their point of interconnection with our network, is also a significant factor that determines our ability to compete for customers in the enterprise sector. The level of competition we face could lead to a reduction in our revenues and margins as well as other material adverse effects on our business, operations and financial condition.

Technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices.

New technologies, such as voice over internet protocol (“VoIP”), and regulatory changes are blurring the distinctions between traditional and emerging telecommunications markets. As a result, a competitor in any of our business areas is potentially a competitor in our other business areas.

The communications industry is subject to rapid and significant changes in technology. The introductions of new products or technologies, as well as the further development of existing products and technologies by our competitors, are blurring the distinctions between traditional and emerging telecommunications markets. This may reduce the cost or increase the supply of some services that are similar to the products we provide. Our most significant competitors in the future may be new entrants to the communications and information services industry. These new entrants may not be burdened by an installed base of existing equipment that may be required to be updated or replaced. Our future success depends, in part, on our ability to anticipate and adapt to technological changes in a timely manner. Technological changes, the resulting competition from existing competitors or new entrants and the capital expenditure required to adapt to these changes could have a material adverse effect on our business, operations and financial condition.

The Office of Communications (“Ofcom”), the UK regulatory authority, is encouraging new operators to build their own infrastructures to compete with BT. At the same time, BT is constructing a new Internet protocol (“IP”) based network which it refers to as a “21st Century” network. At present, it is not clear how operators will connect with this network. There are currently no proposals as to how and at what level BT will charge for access to the network. Regulation has historically provided for the expansion of competition in the marketplace and the subsequent lowering of tariffs charged across the industry. However, there is no way to know what regulatory actions Ofcom and other governmental and regulatory agencies may take in the future. Individually and collectively, these matters could have negative effects on our business, which could have a material adverse effect on our business, results of operations and financial condition.

Many of our competitors have superior resources, which could place us at a cost and price disadvantage.

Many of our existing and potential competitors have significant competitive advantages, including greater market presence, name recognition and financial, technological and personnel resources, superior engineering and marketing capabilities, more ubiquitous network reach, and significantly larger installed customer bases. As a result, many of our competitors can raise capital at a lower cost than we can, and they may be able to adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities (including regulatory changes) more readily, and devote greater resources to the development, marketing and sale of products and services than we can. Also, our competitors’ greater brand name recognition may require us to price our services at lower levels in order to win business. Our competitors’ financial advantages may give them the ability to reduce their prices for an extended period of time if they so choose. Many of these advantages are expected to increase with the recent trend toward consolidation by large industry participants. Any of these events, or a combination thereof, could have a material adverse effect on our business, results of operations and financial condition.

We depend in large part on the efforts of our key personnel. Maintaining key personnel is vital for our business, and there is no guarantee we can keep such personnel.

Our business is managed by a number of key personnel, including our directors, the loss of any of whom could have a material adverse effect on our business. In addition to our senior management, we rely upon key personnel of GCL, our parent company. Many of our key personnel spend time working for our parent or its affiliates and the amount of time they spend doing so is often out of our control. Our business and operations depend upon qualified personnel successfully implementing our business plan. We can offer no assurances that we will be able to attract and retain skilled and qualified personnel for senior management positions. The loss of key personnel employed by our parent or their need to spend additional time working for our parent or its affiliates or our failure to recruit and retain key personnel or qualified employees could have a material adverse effect on our business, results of operations and financial condition.

Our revenue is concentrated in a limited number of customers.

A significant portion of our revenue comes from a limited number of customers. For example, 52.9% (2006: 64.9%) of our revenue for the year ended December 31, 2007 came from our ten top customers. The public sector generated 32.1% (2006: 37.1%) of our revenue for the year ended December 31, 2007.

If we lose one or more of our major customers, or if one or more of our major customers significantly decreases use of our services, it may materially adversely affect our business, operations and financial condition. Our future operating results will depend on the success of these customers and our other large customers, and our success in selling services to them. If we were to lose a significant portion of the revenue from any of our top customers, we would not be able to replace that revenue in the short term.

Our enterprise customer contracts do not provide for committed minimum levels of revenue or services purchased.

With few exceptions, our enterprise contracts do not provide for committed minimum revenues or service usage thresholds. Moreover, many of them contain benchmarking or similar provisions permitting or requiring the periodic renegotiation or adjustment of prices for our services based upon, among other things, changes in market prices within the industry. Accordingly, we cannot assure you that, even with respect to enterprise customer contracts of significant duration, we will be able to maintain per-unit pricing or overall revenue streams at current levels. If unit pricing declines and we are unable to sell additional services to such customers or services to new customers, or commensurately reduce costs, there could be a material adverse effect on our business, results of operations and financial condition.

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

Our ability to obtain sufficient quantities of the products and services we require to operate our business successfully may be diminished, and our business and operating results could suffer significantly. In certain instances, we may rely on a single supplier that has proprietary technology that has become core to our infrastructure and business. As a result, we have come to rely upon a limited number of network equipment manufacturers and other suppliers, including BT, CIT Group UK Ltd, Ericsson, Network Rail and Siemens. If we needed to seek alternative suppliers, we may be unable to obtain satisfactory replacement suppliers on economically attractive terms, on a timely basis or at all, which could have a material adverse effect on our business, results of operations and financial condition.

Cost of access represents our single largest expense and gives rise to material current liabilities. During 2007, certain telecommunications carriers from which we purchase access services demanded that we pay for access services on a timelier basis, which resulted in increased demands on our liquidity. If such demands were to continue to a greater degree than anticipated, this could have a material adverse effect on our business, results of operations and financial condition.

Many of our most important government customers have the right either to terminate their contracts with us, or to reduce the services they purchase from us if a change of control occurs.

Many of our government contracts contain broad change of control provisions that permit the customer to terminate the contract in the event that we undergo a change of control. A termination in many instances gives rise to other rights of the government customer, including, in some cases, the right to purchase certain of our assets used in servicing those contracts. Certain change of control provisions may be triggered when any lender (other than a bank lender in the normal course of business) or one or a group of holders of the Notes would have the right to control us or the majority of our assets upon any event, including upon bankruptcy. If the holders of the Notes have the right to control us or the majority of our assets upon such event, it could be deemed to be a change of control of the Company. Similarly, if STT’s ownership interest in GCL falls below certain levels, it could be deemed to be an indirect change of control of us. In addition, most of our government contracts do not include significant minimum usage guarantees. Thus the applicable customers could simply choose not to use our services and move to another telecommunications provider. If any of our significant government contracts are terminated as a result of a change of control or otherwise, or if the applicable customers were to significantly reduce the services they purchase under these contracts, we could experience a material adverse effect on our business, results of operations and financial condition.

Insolvency could lead to termination of certain of our contracts.

The lease to us by Network Rail (which owns the United Kingdom’s railway infrastructure) of fiber optic cable and ancillary equipment and our capacity purchase agreement with them which enables our use of the copper cable and private automatic branch exchange equipment (“PABXs”) which we use to deliver managed voice services to the train operating companies, comprise a key set of contractual documents in our relationship with Network Rail. The deed of grant is a related agreement that gives us wayleave rights until at least 2046 that permit us to maintain existing leased and owned fiber and network equipment and to lay new fiber and install new equipment, subject to specified payments to Network Rail. If we become insolvent, Network Rail becomes entitled, but not obligated, with certain exceptions, to terminate the lease, the capacity purchase agreement and the related deed of grant described above. Certain of our other customer contracts, including many of our government contracts, contain clauses entitling the counterparty to terminate should we become insolvent. Some of these contracts contain similar termination provisions that would apply if a direct or indirect parent company of us, including GCL, becomes insolvent. The loss of rights under the lease with Network Rail, the deed of grant, the capacity purchase agreement or any of the significant customer contracts containing similar termination provisions could have a material adverse effect on our business, results of operations and financial condition.

Slower than anticipated adoption by customers of our next generation IP-based products.

While we are seeing an increasing rate of growth in demand for our next generation IP-based products, this demand has not to date occurred at a level that has allowed us to take full advantage of the investments we have made in this technology. Although we believe demand will continue to grow, it may take us longer than we originally anticipated to recover our initial investment. This could have a material adverse effect on our business, results of operations and financial condition.

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

Interruptions in service or performance problems, for whatever reason, could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones. In particular, a failure of our operations support systems could adversely affect our ability to process orders and provision sales, and to bill for services efficiently and accurately, all of which could cause us to suffer customer dissatisfaction, loss of business, loss of revenue or the inability to add customers on a timely basis, any of which would adversely affect our revenues. In addition, because many of our services are critical to our customers’ businesses, a significant interruption in service could result in lost profits or other loss to customers. Although we attempt to disclaim liability for these losses in our service agreements, a court might not enforce a limitation on liability under certain conditions, which could expose us to financial loss. In addition, we often provide customers with guaranteed service level commitments. If we are unable to meet these guaranteed service level commitments for whatever reason, we may be obligated to provide our customers with credits, generally in the form of free service for a short period of time, with a resultant reduction in revenue, which could negatively affect our operating results.

Our business depends on our ability to continue to develop effective business support systems. This is a complicated undertaking requiring significant resources and expertise and support from third-party vendors. We need business support systems for:

•	implementing customer orders for services;

•	provisioning, installing and delivering these services;

•	timely and accurate billing for these services; and

•	ensuring that we manage access costs efficiently.

We need these business support systems to expand and adapt to our continued growth. We have generally been successful in moving customers to new services, and we therefore face a continuing challenge as business support systems become outdated and expensive to maintain, and the support available to them becomes limited. We have utilized and will continue to utilize the business support systems developed or maintained by our parent and its affiliates. Our parent and its affiliates are developing and upgrading the business support systems globally. We are closely involved in this effort and will benefit from certain of the enhancements in the global business support systems in our business in the UK. We cannot assure you, however, that the development and upgrade of the global business support systems will be successful, will be completed on a timely basis, or will satisfy the specific needs of our business. This could have a material adverse effect on our business, results of operations and financial condition.

The influence of our parent company because it indirectly owns all of our common stock.

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

In addition to our operational agreements, our parent company can influence what we do with available cash flow. For example, during 2003 and 2004, we periodically upstreamed a portion of our cash on hand and operating cash flow to our parent company and its affiliates to repay loans. Although we did not upstream any cash in 2005, in 2006 we upstreamed $80.8 million via intercompany loans, $30.4 million of which were repaid in 2006. A further $5.0 million was upstreamed and repaid in 2007. It is possible that our parent company may use us as a source of funding, subject to the terms of the Indenture and applicable restrictions under English law, and that we will continue to upstream available cash to fund our parent’s and its subsidiaries’ operations. The terms of the Indenture permit certain upstream payments including, subject to certain restrictions, upstreaming up to 50% of our designated cash flow, as defined in the Indenture.

Certain of our directors and officers may have conflicts of interest because of their ownership of, or options to purchase or other rights to receive, our parent’s stock.

Some of our directors and officers own or have options to purchase or other rights to receive our parent’s common stock and participate in our parent company’s incentive compensation programs. This could create, or appear to create, potential conflicts of interest when our directors and officers are faced with decisions that could have different implications for our parent than they do for us. Such directors and officers may not be liable to us or our stockholders for a breach of any fiduciary duty as one of our directors and officers by reason of the fact that our parent or any of its affiliates pursues or acquires a corporate opportunity for itself, directs a corporate opportunity to another person or such director or officer does not communicate information regarding such corporate opportunity to us, each of which could eventuality could have a material adverse effect on our business, results of operations and financial condition.

Our business may be disrupted due to the sharing of corporate and operational services with our parent, and these and other arrangements with our parent may not be sustained on the same terms.

We are a wholly-owned, indirect subsidiary of our parent and have received, and will receive in the future, corporate and operational services from our parent and its affiliates. In connection with the offering of the Initial Notes, we entered into a series of agreements formalizing the agreements under which we receive these services. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Inter-company Agreements.” We rely, and will continue to rely, on our parent and its affiliates to maintain the integrity of these services. Under certain circumstances, the pricing formulas for these services may change and, in other instances, our parent may cease to provide these services, including by terminating the agreements on one year’s prior notice. In the event our parent discontinues providing these services, there can be no assurance that we could obtain them on the same terms. Moreover, deterioration in the financial situation of our parent may adversely affect our ability to operate due to our reliance on our parent and its affiliates in some of these areas. This could have a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business.

Significant terrorist attacks against the UK, the United States or other countries in which we or Group Companies operate are possible. It is possible that our physical facilities or network control systems could be the target of such attacks, or that such attacks could impact other telecommunications companies or infrastructure or the internet in a manner that disrupts our operations. Terrorist attacks (or threats of attack) could also lead to volatility or illiquidity in world financial markets and could cause consumer confidence and spending to decrease or otherwise adversely affect the economy. These events could adversely affect our business and our ability to obtain financing on favorable terms. In addition, it is becoming increasingly difficult and expensive to obtain adequate insurance for losses incurred as a result of terrorist attacks at reasonable rates; in some cases, such insurance may not be available. Uninsured losses as a result of terrorist attacks could have a material adverse effect on our business, results of operations and financial condition.

Our real estate restructuring provision represents a material liability, the calculation of which involves significant estimation.

As of December 31, 2007, our real estate restructuring reserve aggregated £34.8 million of continuing building lease obligations and broker commissions, offset by anticipated receipts of £19.4 million from existing subleases and £10.0 million from subleases projected to be entered into in the future. Although we believe these estimates to be reasonable, actual sublease receipts could turn out to be materially different than we have estimated and this could have a material adverse effect on our business, results of operations and financial condition.

Risk Related to the Notes and our Organizational Structure

Our ability to generate cash depends on many factors beyond our control.

The ability to make payments on our indebtedness, including the Notes, and to fund planned operating and capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors, including other factors discussed above under “—Risks Related to Our Business and Industry”, that are beyond our control. This has led to limited access to the capital markets by companies in our industry. Our access to the capital markets may also be limited in the future if our parent were to become financially distressed.

If our future cash flow from operations and other capital expenditures are insufficient to pay our debt obligations or to fund other liquidity needs, we may be forced to sell assets or attempt to restructure or refinance our existing indebtedness. We may also be required to raise additional debt or equity financing in amounts that could be substantial. We cannot assure our holders of the Notes that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including principal, interest and other amounts due in respect of the Notes. Nor can we assure holders of our Notes that we will generate sufficient cash flow to fund our other liquidity needs. We may need to refinance all or a portion of its debt, including the Notes, on or before maturity, and our ability to refinance such debt is generally dependent upon the availability and cost of credit. A disruption in the capital markets, such as the type of disruption that emerged in Europe and the United States during 2007, and has continued through the date of this report, could limit our ability to obtain credit at a reasonable cost. We cannot assure holders of the Notes that we will be able to refinance any of our debt, including the Notes, on commercially reasonable terms if at all.

The holders of the Notes should not rely upon funds from our parent company or its affiliates to service obligations under the Notes.

We have historically served, and in the future may serve, as a source of funding for our parent company and its affiliates. Prior to 2003, we incurred substantial amounts of intercompany indebtedness owed to our parent company and its affiliates. Since the second quarter of 2003, we have periodically made repayments on this indebtedness from our positive cash flow. Moreover, we upstreamed substantially all of the net proceeds of the offering of the Initial Notes on December 20, 2004, through repayment of debt or otherwise, to our parent company and its subsidiaries with the result that as at December 31, 2004 we had a zero intercompany balance. The intercompany debt balance remained zero as of December 31, 2005. As of December 31, 2006 there were loans due from affiliates of £29.3 million comprising a $50.4 million loan (equivalent to approximately £25.7 million as at December 31, 2006) due from Global Crossing Europe Limited and a £3.6 million loan due from Fibernet Holdings Limited. As of December 31, 2007 there were loans due from affiliates of £25.3 million, comprising a $50.4 million loan due from Global Crossing Europe Limited. The £3.6 million loan was repaid to Fibernet by GCI, in full, in June 2007. See “Note 26. Related Parties” to the consolidated financial statements for the year ended December 31, 2006 included elsewhere in this annual report on Form 20-F.

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

On May 9, 2007, GCL entered into a $250.0 million five-year senior secured term credit facility (as amended, the “Term Loan Agreement”) with certain subsidiaries of GCL under which Goldman Sachs Credit Partners L.P. acts as administrative and collateral agent for a group of lenders. The term loan was increased to $350.0 million pursuant to an amendment to the Term Loan Agreement executed on June 1, 2007. In addition, under the terms of the GCL Term Loan Agreement, loans that we make to our parent or its subsidiaries are required to be subordinated to their payment obligations under the GCL Term Loan Agreement. Such subordination would restrict our ability to recover amounts under such intercompany loans during periods in which our parent would be experiencing financial difficulties. To the extent that these amounts take the form of dividends or other corporate distributions, there will be no obligation at all on the part of our parent company or its affiliates to repay these amounts. Although the terms of the Indenture restrict our ability to upstream amounts to our parent company and its affiliates in the future, these restrictions are subject to a number of important qualifications and exceptions that are described in the Indenture. The terms of the Indenture permit certain upstream payments including, subject to certain restrictions, upstreaming up to 50% of our designated cash flow, as defined in the Indenture.

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

All these limitations are subject to significant exceptions and qualifications. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness”. These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue business opportunities and activities that may be in our interest. Any future debt instruments may also contain similar or more restrictive provisions that may affect our ability to engage in certain transactions in the future.

The restrictions in the Indenture governing the Notes and such other restrictions could limit our ability to obtain future financing, incur capital expenditures, withstand a future downturn in our business or the economy in general or otherwise take advantage of business opportunities that may arise. If we fail to comply with these restrictions, the holders of our Notes, or lenders under any future debt instrument, could declare a default under the terms of the relevant debt, even though we are able to meet debt service obligations and this could cause certain of our debt to become immediately due and payable. If our parent company or the guarantors of the GCL Term Loan Agreement fail to comply with the terms of that facility, then the lenders under that facility could declare a default. A declaration of default under the GCL Term Loan Agreement would have a material adverse effect on our parent, and consequently, would be likely to have a material adverse effect on us.

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

A significant portion of our assets will not be pledged for the benefit of the holders of the Notes. The collateral securing the Notes and the Guarantees may be diluted under certain circumstances. The value of the collateral securing the Notes and the Guarantees may not be sufficient to satisfy our obligations with regards to the holders of our Notes.

The Notes will be secured by certain of our assets and the assets of the Issuer, including the capital stock of GCUK’s subsidiaries, the Issuer and Fibernet. However, a significant portion of our assets will not serve as collateral for the Notes. In particular, we will not pledge:

•

certain parts of the network leased by us, including any telecommunications cables and other equipment under a finance lease with Network Rail under which we lease approximately 20% of our lit fiber (calculated by fiber kilometers);

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

Concurrent with the issue of the Initial Notes we entered into a five-year cross-currency interest rate swap transaction with an affiliate of Goldman, Sachs & Co. to minimize exposure to any dollar/sterling currency fluctuations related to interest payments on the dollar-denominated ($200 million) Initial Notes. The swap transaction converts the US Dollar currency rate on interest payments to a specified pound sterling rate. At December 31, 2007 there was a liability of £2.1 million and an unrealized loss of £2.0 million on the swap. In connection with the swap transaction, the affiliate of Goldman, Sachs & Co. was granted a security interest in the collateral securing the Notes ranking equally with the security interest of the holders of the Notes. The security interest secures all obligations owed to the affiliate of Goldman, Sachs & Co. if a default occurs on the swap transaction or if the swap transaction is terminated. Depending on prevailing currency exchange rates, these obligations may be substantial. Any proceeds resulting from the exercise of security interests in the collateral will be shared pro rata among it and the holders of the Notes.

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

Bankruptcy law could prevent the collateral agent on behalf of the holders of the Notes from repossessing and disposing of the collateral upon the occurrence of an event of default if the Issuer, the Guarantors or their respective creditors commence a bankruptcy proceeding before the collateral agent repossesses and disposes of the collateral. Under bankruptcy laws in certain jurisdictions, including the United States, secured creditors such as the holders of the Notes are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. It is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, and to what extent such payments would be made, and whether or when the collateral agent could repossess or dispose of the collateral or whether or to what extent a holder of the Notes would be compensated for any delay in payment or loss of value of the collateral.

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

The change of control provision contained in the Indenture may not necessarily afford you protection in the event of certain important corporate events, including a reorganization, restructuring, merger or other similar transaction involving us that may adversely affect you, because such corporate events may not involve a shift in voting power or beneficial ownership or, even if they do, may not constitute a “change of control” as defined in the Indenture. Except for the exceptions and qualifications that are described in the Indenture governing the Notes, the Indenture does not contain provisions that require us to offer to repurchase or redeem the Notes in the event of a reorganization, restructuring, merger, recapitalization or similar transaction.

The definition of “change of control” contained in the Indenture includes a disposition of all or substantially all of the assets of GCUK and its restricted subsidiaries taken as a whole to any person. Although there is a limited body of US case law interpreting the phrase “all or substantially all,” there is no precise established definition of the phrase under applicable US law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of GCUK and its restricted subsidiaries taken as a whole. As a result, it may be unclear as to whether a change of control has occurred and whether the Issuer is required to make an offer to repurchase the Notes.

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

If our parent company were the subject of a voluntary or involuntary bankruptcy proceedings in the United States, it or its other subsidiaries or their creditors could seek to have a US court substantively consolidate our assets and liabilities with those of our parent company or its other subsidiaries. Based on existing facts, we believe that any effort to substantively consolidate us with our parent company or its other subsidiaries would be without merit. However, as the application of the doctrine is fact-intensive, such applications may take into account both facts existing as of the date of this annual report on Form 20-F and subsequent facts (such as the manner in which the legal affairs of our parent and its subsidiaries are conducted). If a US court were to substantively consolidate us with our parent company or its other subsidiaries and, in the event that:

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

Each Guarantee provides the holders of Notes with a direct claim against the relevant Guarantor. However, a Guarantor (other than GCUK) may be released from its Guarantee at any time upon certain transfers by GCUK or its restricted subsidiaries, of all capital stock of such Guarantor in accordance with the provisions of the Indenture. In addition, in some other circumstances, a Guarantor may be released from its subsidiary Guarantee in connection with our designation of such Guarantor as an unrestricted subsidiary.

In addition, the enforcement of such Guarantees against each of the Guarantors would be subject to certain defenses generally available in connection with guarantees. These laws and defenses include those that relate to fraudulent conveyance or transfer, bankruptcy claw-back, corporate purpose, conflicts of interest, or similar laws, regulations or defenses affecting the rights of creditors generally.

Under the US federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

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

On the basis of historical financial information, recent operating history and other factors, we believe that each Guarantor, after giving effect to its Guarantee of the Notes, was not insolvent, did not have unreasonably small capital for the business in which it is engaged and did not incur debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard. In the event that any Guarantee obligation is clawed-back or deemed to be invalid or unenforceable, you would cease to have any claim against the relevant Guarantor and would be a creditor solely of the Issuer, or would have a reduced claim against such Guarantor.

English insolvency laws may limit the ability of holders of the Notes to recover amounts due on the Notes and the Guarantees.

Because the Issuer and each of the Guarantors are UK-registered corporations and our respective centers of main interest (as referred to in the EC Regulation on Insolvency Proceedings 2000, or European Insolvency Regulations) are in England, any insolvency proceedings by or directed against us are likely to be pursuant to English laws (although, as mentioned in “—Holders of the Notes may have difficulty enforcing their rights across multiple jurisdictions” we cannot exclude the possibility that, given our parent company’s ties to the United States, the US bankruptcy code might apply). Due to the nature of English insolvency laws, the claims of the holders of the Notes against the Issuer and, under each Guarantee, each Guarantor, and their ability to protect their interests will be affected in a different manner and by different factors than they would be under US bankruptcy law. Although both systems have as a basic principle the fair distribution of a company’s assets among its creditors, there are differences between the two systems. Creditors who benefit from a fixed charge may be able to realize the relevant asset by the appointment of a receiver. The charge securing the Notes is a fixed charge over certain assets and a floating charge over certain of the other assets.

Under English law, certain claims receive priority over claims secured by way of a floating charge, including contributions to occupational pension plans, salaries owed to employees, and administration expenses. Liquidation expenses will also be paid in priority to a floating chargeholder claim upon the enactment of a new section of the Insolvency Act 1986 which will be introduced by the Companies Act 2006, which came into force on April 6, 2008. Obligations owed to the HM Revenue & Customs (“HMRC”), rank alongside all other unsecured creditors of an insolvent company.

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

Under the Insolvency Act 1986, the English courts may, on an application by the company, the directors of the company or one or more creditors, make an administration order in respect of an English company if the court is satisfied that the company is or is likely to become unable to pay its debts and that an administration order is likely to achieve the purpose of administration which is specified in the legislation may be met by the making of the order. An administrator must perform his functions with the objective of: (i) rescuing the company as a going concern; or (ii) achieving a better result for the company’s creditors as a whole than would be likely if the company were wound up (without first being in administration); or (iii) realizing property in order to make a distribution to one or more secured or preferential creditors. The administrator must perform his functions in the interests of the creditors, as a whole. During the administration, no proceedings or other legal process may be commenced or continued against the debtor, except with the leave of the court or the consent of the administrator. If either we or the Issuer were to commence administration proceedings, the Notes and the Guarantees could not be enforced while in administration without having obtained such permission.

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

For these purposes, a company gives preference to a person if that person is one of the company’s creditors (or a surety or guarantor for any of the company’s debts or liabilities) and the company takes an action that has the effect of putting that person into a position which, in the event of the company going into insolvent liquidation, will be better than the position that person would have been in if that action had not been taken. The court may not make an order voiding a preferential transaction unless it is satisfied that the company was influenced by a desire to put that person in a better position. If a court were to find that payments on the Notes or the Guarantees are preferences, this provision of English law may lead to an adjustment of our and the Issuer’s obligations in relation to the Notes.

Where a floating charge is created in favor of any person at a time in the period of twelve months ending with the onset of that company’s insolvency (or at a time in the period of two years ending with the onset of that company’s insolvency if the charge is given in favor of a person with specified affiliations with the company), that floating charge is invalid except to the extent that it has received valuable consideration in return for creating the charge. However, the collateral agent could not appoint an administrator out of court but instead would have to apply to the court to have an administrator appointed. This is because the exceptions to the pledge mean that security will not be given over the whole or substantially the whole of our assets. For the same reason, the collateral agent could not appoint an administrative receiver under the capital markets exception to the prohibition of appointment of an administrative receiver in the Insolvency Act 1986. The security documents therefore do not contain provisions dealing with the appointment of an administrator out of court or an administrative receiver.

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

Corporate Information

GCUK was incorporated on April 25, 1990 as a limited company under the laws of England and Wales. GC Finance, our wholly owned finance subsidiary, was incorporated on October 22, 2004 as a limited company under the laws of England and Wales. Our wholly owned subsidiaries Fibernet Group Limited (formerly Fibernet Group plc), Fibernet UK Limited and Fibernet Limited were incorporated under the laws of England and Wales on January 26, 1996, June 17, 1994 and February 24, 1986, respectively.

The address of our registered office, together with that of our wholly owned subsidiaries, is 1 London Bridge, London, SE1 9BG, England and our telephone number is +44 845 000 1000.

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

As the volume of this business increased, it made commercial sense for Racal to own its own network infrastructure and assets, allowing it to lower its cost base and provide a platform to offer more advanced services at improved margins. In December 1995, Racal acquired BR Telecommunications (“BRT”), one of the companies that emerged out of the UK railway privatization process. BRT owned the rights and assets that Racal considered necessary to create a viable telecommunications company based on the fiber network originally created for the UK national railway, together with associated contracts.

Acquiring BRT provided Racal with the opportunity to manage a substantial communications network infrastructure. It also allowed Racal to extend this infrastructure on a cost-effective basis through its long-term wayleave rights over the land of the British Railways Board as well as Network Rail, then called Railtrack, that was the new operator of the national railway infrastructure (although not the trains themselves). In addition, BRT brought to Racal a series of medium- and long-term contracts for services provided to the newly privatized national railway infrastructure, as well as to the train operating companies (“TOCs”). The addition of these customer contracts significantly increased Racal’s telecommunications customer base.

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

The Fibernet Acquisition

Fibernet Group was founded in 1986. Historically a competitor as well as one of our largest carrier customers, Fibernet is a provider of specialist telecommunications services in the United Kingdom. Fibernet Group’s customers are typically organizations in the retail, financial services and manufacturing sectors. Fibernet Group also provides services to its service provider customers.

During 2006, our affiliate, GC Acquisitions acquired Fibernet Group plc, a publically listed company. Following application made to the Financial Services Authority, Fibernet Group plc shares were de-listed from the official list of the London Stock Exchange. In December 2006, we acquired Fibernet from GC Acquisitions.

On December 28, 2006, we announced that the Issuer had completed its offering of the Additional Notes. The £52.0 million aggregate principal amount of Additional Notes was priced at 109.25 percent of par value and the issue raised £56.8 million in gross proceeds. The Additional Notes were issued under the Indenture pursuant to which the Issuer previously issued its Initial Notes. Proceeds from this offering were used to acquire Fibernet from GC Acquisitions and to pay fees and expenses incurred in connection with the acquisition. Upon completion of the acquisition by GCUK, Fibernet guaranteed the Additional Notes and all other obligations under the Indenture. Prior to the acquisition by GCUK, Fibernet Group transferred its German business operations, by way of a transfer of Fibernet Holdings Limited and its wholly owned subsidiary Fibernet GmbH, to GCI, for consideration of £1 and the assumption, by GCI, of £3.6 million of debt outstanding to Fibernet. This £3.6 million debt was settled by GCI in full in June 2007.

Historically, Fibernet Group classified its customer base into enterprise customers, service provider customers and customers it reached via its systems partners. Since being acquired by GC Acquisitions, and then by us, its customer base has been reclassified into enterprise customers and carrier customers, designating its original enterprise customers and its enterprise customers reached via its systems partners as its enterprise customers and designating its original service provider customers and the service provider customers reached via its systems partners as its carrier customers. This new classification aligns the customer base of Fibernet with GCUK’s classification of its enterprise customers and carrier customers. Where we refer to Fibernet’s customers in this annual report on Form 20-F, unless the context requires otherwise, we are referring to these new classifications. Revenue from Fibernet’s enterprise and carrier customers represented 43% and 57%, respectively, of its revenue for the year ended December 31, 2007.

At the date of acquisition by GCUK, Fibernet operated a 5,600 route kilometer (3,470 route miles) nationwide fiber optic network in the United Kingdom. This network includes both an intercity network and metropolitan networks in several of the largest cities in the UK. Fibernet’s intercity network operates on substantially the same footprint as GCUK’s and, at the date of acquisition, Fibernet leased 58% of its intercity network from GCUK. Although the acquisition of Fibernet has not significantly increased the reach of GCUK’s intercity network, it has increased the capacity available on that network. Conversely, as GCUK did not have extensive metropolitan networks, Fibernet’s metropolitan network has significantly extended GCUK’s reach into many of the UK’s economic centers.

Fibernet Group’s financial results for the fiscal year ended August 31, 2006 included revenue of £48.9 million and an operating loss of £1.4 million.

During 2007 we completed the integration of Fibernet into our business.

B.	Business Overview

Services Offered

We are a leading UK communication solutions provider offering a suite of IP and telecommunications services. We are an indirect, wholly-owned subsidiary of, and the principal UK telecommunications business of, Global Crossing. We have a strong and established enterprise customer base, including over 100 UK government departments, information technology systems integrators, rail sector customers and major corporate clients, to whom we provide tailored services. These enterprise customers represented 83.4% of our revenue for the year ended December 31, 2007. We also provide services to our carrier customers, who are typically national and international communications service providers, including mobile network operator customers.

We operate the most extensive fiber optic network in the UK after BT and Cable & Wireless. Because of our network’s reach and capacity, we believe that we are well positioned to take advantage of new business opportunities with modest incremental capital expenditure.

Despite the highly competitive nature of the telecommunications industry we operate in, we have been able to maintain a significant recurring revenue stream and stable margins through a strong product and service suite and strong customer relationships. Our financial results for the year ended December 31, 2007 included revenue of £296.6 million, operating profit of £33.8 million and the generation of £14.5 million of operating cash flow, after interest payments of £33.5 million.

We provide a wide range of managed telecommunications services, to government and other public sector organizations, major corporations and other communications companies.

Enterprise Services

In general, we provide enterprise customers with a range of managed services that typically are complex in character. These services are predominantly managed data and IP services tailored to address our customers’ specific requirements. We also supply managed voice services, including national and international direct dial, teleconferencing and non-geographic number services (for example, toll-free services) and VoIP. We frequently bundle our voice services with data services and supply them on a competitive basis with customized tariff structures.

We provide both managed data and traditional voice services and IP-based services. The components of our traditional voice and data communications services include the following products:

•

Managed services. We provide managed data and voice services, offering all of the benefits of a private corporate telecommunications network, with full management of the network infrastructure, including technology refreshes, security and maintenance. Our managed data and voice services offer 24 hour network monitoring, fault reporting and competitive service level agreements (“SLA”). With the acquisition of Fibernet, we are able to provide additional managed services that include, among others, data center connectivity, low cost connectivity for organizations with bandwidth demands and real time transaction replications.

•

Data connectivity through access to our national ATM, Frame relay and IP networks. While ATM and Frame relay services have often been bundled with our other products and customers have been able to purchase these direct, we are driving towards a converged IP based services platform. We have built a high speed multi service MPLS/IP core network with full end to end support for Class of Service (“CoS”) and Quality of Service (“QoS”). This is enabling us to offer IP based services such as IP-based virtual private networks (“IP-VPN”), VoIP and IP Video delivered over a single access loop (i.e. a converged service) to our customers, whether in isolation or bundled with an end to end managed solution. Our implementation of a high speed MPLS core along with IP CoS/QoS and associated SLAs, provide a high level of performance, making it ideal for customers such as government, financial, media and entertainment organizations.

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

•

Ethernet connectivity. We provide point-to-point and point-to-multi-point (VPN) ethernet services within the UK. These can be standalone services or used as access to IP VPN or Converged Service offerings.

•

Professional Services. We have historically assisted certain of our customers with design, assessment and project and lifecycle management exercises undertaken by them. We are currently formalising a full professional services capability together with selected partners. This capability includes, but is not limited to, LAN and WAN diagnostics and infrastructure discovery and assessment on a customers existing network, enabling more intelligent Voice, Data and Converged solutions to be deployed to meet our customers’ commercial and operational efficiency needs—often resulting in lower bandwidth being required than expected. This new range of services is expected to generate new revenue streams and help to strengthen long term relationships with new and existing customers.

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

•

Hosted IP Telephony. We are near to completion of the first phase of the development of a range of hosted IP telephony services which ultimately will include a full suite of unified communications and collaborative services. Upon completion, hosted IP telephony offerings are expected to comprise the UK’s only pan-government accredited, secure version of such services as well as a separate set of offers on segregated infrastructure for the broader commercial (i.e. non-government) enterprise sector. Hosted IP telephony services should complement Global Crossing’s existing capability to meet the other market needs for IP PABX delivered VoIP services.

The Hosted IP Telephony Service may be combined with Global Crossing’s IP VPN service to produce a true converged solution or taken as a standalone product. Third-party IP VPN connectivity also being supported.

Already this development has helped secure a long term contract renewal with OGCbuying.solutions, an Executive Agency of the Office of Government Commerce (“OGC”) in the Treasury, who utilize hosted IP telephony in the provision of managed telephony services across government, including a new contract win with HMRC, and interest from customers and potential customers in the commercial enterprise sector.

The acquisition of Fibernet bought with it the capability to build managed optical networking solutions, for example, to link data centers.

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

Our Carrier data services include:

•	Structured capacity. Our structured capacity service offerings encompass point-to-point connectivity and maintenance services for which we charge annual service fees.

•	Wavelengths. Wavelengths (usually 2.5 Gbit/s or 10 Gbit/s) continue to be a popular product for carriers looking to acquire large quantities of capacity.

•

Private Line. “Global Crossing Private Line” is a basic connectivity, structured capacity service allowing customers to build private networks and carry a full range of their business-critical applications. This includes Partial Private Circuits (“PPC”), which are local access circuits built deep into the BT exchanges.

•

Ethernet services. “Global Crossing Ethersphere” is a connectivity service ranging from Point to Point to MultiPoint to MultiPoint connectivity at speeds of 10Mb, 100Mb and 1Gb. Point to point Ethernet connectivity is available at data rates of up to 10Gbps.

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

In addition to our carrier data services, we provide the following carrier voice services:

•

Carrier Voice Service. Our carrier voice service offers wholesale voice call completion to most destinations throughout the world (whether on a fixed or mobile network). Interconnects can be provided on Time Division Multiplexing (“TDM”) or VOIP.

•	Voice Local Services. Our voice local services provide local inbound numbers to our Carrier customers, including number portability.

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

•	Non-geographic numbering. Our non-geographic number service provides our customers with the ability to offer toll-free local or national rate access for most western European nations.

•

London Carrier Ring. Our London carrier ring provides connectivity among carriers wishing to exchange data or voice traffic, regardless of whether the carriers are on a time division multiplexing platform or an IP platform.

Collaboration Services

We offer a full range of collaboration services, including the audio, video and Web conferencing services described below:

Videoconferencing Services. These services provide video over IP and ISDN platforms, using multipoint bridging to connect multiple sites. Our iVideoconferencingSM offering sends ISDN calls onto our IP network, minimizing dependence on international ISDN lines for superior quality, reliability and cost savings. Enhanced options available with our videoconferencing services include scheduling, recording and hybrid meetings that combine our audio and video services.

Audio Conferencing. Ready-Access® is our on-demand/reservationless audio conferencing service with toll free access in key business markets worldwide. Event Call provides highly reliable, operator assisted, full-service conference calls. Participants can access this service by dialing in on either a toll or a toll-free number, or by being dialed out to by an operator. This service is suitable for as few as three or up to thousands of participants. Enhanced service options include PostView® conference playback, taping/transcription service, translation services and on-line participant lists.

Web Conferencing. Ready- Access Web Meeting is fully integrated with Ready-Access audio conferencing for on-demand collaboration, allowing customers to manage their calls on-line, change account options, share presentations with participants, and record entire meetings, including visuals. eMeeting is a full-featured Web conferencing application that allows customers to collaborate and share documents, presentations, applications, data and feedback with polling and instant messaging features.

Customers

We have an established enterprise customer base of over 500 customers, including more than 100 UK government departments, information technology systems integrators, rail transport agencies and medium to large corporate clients across various industry segments. We also have carrier customers. Revenue from our enterprise customers and carrier customers represented 83.4% and 16.6%, respectively, for the year ended December 31, 2007. Revenue from government departments, a component of enterprise revenue, represented 32.1% of total enterprise revenue. We typically enter into multi-year service contracts with our enterprise customers and provide them with a range of services tailored to their specific requirements. Revenue from enterprise customers with whom we have multi-year contractual relationships represented 77.0% of our total revenue for the year ended December 31, 2007.

Enterprise Customers

Since November 1999, we have derived the majority of our enterprise revenue from UK government departments and rail transport agencies. Over time, we have experienced growth through sources including the expansion of existing government relationships, such as the provision of services for our government customers during their technology refreshes and capacity upgrades, and the development of new customer relationships. During 2007, we entered into 912 new contracts with existing enterprise customers and added 49 new enterprise customers. Our enterprise revenue was £220.9 million, £219.7 million and £247.3 million for the years ended December 31, 2005, 2006 and 2007, respectively. Our enterprise customers are typically large organizations with significant annual telecommunications budgets, which, along with the long-term nature of the contracts, have historically provided us with significant recurring revenue. Certain of our principal customer relationships include: British Council; Camelot (National Lottery); EDS (Her Majesty’s Prisons); Foreign & Commonwealth Office; Her Majesty’s Revenue and Customs; Lockheed Martin; Network Rail; and OGCbuying.solutions (Managed Telecom Service).

The table below sets forth information regarding our enterprise revenue concentration. These amounts represent revenue for the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(in millions)

Enterprise revenue from Top 20 Customers(1)	£178.2	£183.8	£186.0
Other Enterprise Revenue(1)	42.7	35.9	61.3

Total Enterprise Revenue(1)	£220.9	£219.7	£247.3

(1)	Revenue in this table is based on historical information and does not necessarily indicate future revenue-generating capability.

The acquisition of the Fibernet Group expanded our enterprise customer base through the inclusion of large organizations with high bandwidth and complex data networking requirements in the financial services, retail and manufacturing sectors.

Carrier Customers

We provide carrier services to a range of leading mobile and fixed line operators. Our carrier customers include Vodafone, AT&T, BT, Cable & Wireless, Thus, Afiniti, NTL:Telewest, Vanco and COLT. The services that these operators require vary according to the current reach and capacity and planned build of their assets in the United Kingdom and include for example, usage-based interconnection services and prepaid leases.

Our carrier customers accounted for 16.6% of our revenue in the year ended December 31, 2007. During this period, no carrier customers individually accounted for more than 2% of total revenue.

Our Core Network

We operate a high capacity and resilient optical transport network which consists of approximately 15,432 route kilometers (9,589 route miles) of national fiber optic cable, which covers in excess of 64 towns and cities, approximately 47% of which is owned by us. The remainder is leased by us. Approximately 55% of this fiber runs in troughs along the UK rail network. Our core fiber network interconnects to local network providers at 224 points of presence (“PoPs”)—excluding sites where we extend into our customer premises and telehousing facilities—and 33 main switching units. This number of interconnections provides us with extensive customer reach at an advantageous cost of access.

Our nationwide fiber optic network currently contains lit fiber (optical fiber that has been connected to transmission equipment and is in use) and significant dark fiber (optical fiber that is not connected to transmission equipment and is not in use). We own approximately 70% of the currently lit fiber and, wherever possible, when usage increases require us to light additional capacity, we light our owned fiber rather than leased fiber. We believe that our existing network reach and capacity are sufficient to support a substantially increased revenue stream and customer base with modest incremental capital expenditure.

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

•

Migrate technology to IP-based services. Current technology allows us to provide integrated voice and data services over a single IP-based platform. Wherever appropriate to customers’ needs, we are migrating services from traditional voice and data services to IP-based services. These IP services, including IP VPN and VoIP will allow us to provide converged voice and data services. Fibernet’s enterprise customers now have access to our IP based services and our global IP network. We anticipate that these initiatives will increase our total revenue and enable us to realize network operating efficiencies for these newly delivered services and networks by allowing us to introduce new data and voice services, and provide those services to our customers at lower unit costs than they currently pay for legacy services.

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

•

Continue to manage cost of access. We continually manage our cost of access through supplier management, optimization of our existing circuit base, detailed invoice analysis and implementation of regulatory driven improvements. We work closely with our largest supplier (BT) to provide last mile connectivity to our customer base by interconnecting our networks at a physical level to obtain products at a wholesale cost level and reduce the cost of purchase of retail products through appropriate discount schemes. Models developed by our specialists allow us to routinely validate invoiced circuits against tariffs and to identify circuits which are sub-optimally routed. Past participation in regulatory driven product enhancements (wholesale circuits) have resulted in considerable savings and we continue to implement other recently introduced products, such as wholesale line rental and wholesale ethernet services.

For 2008, we have defined five operational imperatives which we believe will help enhance revenue growth and profitability. First, we are adding sales and sales support personnel in our target enterprise, carrier data and indirect sales channels. Secondly, we intend to maintain our focus on customers and further improve the customer’s experience from doing business with us. Third, we intend to invest in products and services by augmenting capacity and bringing new products to market, such as hosted IP telephony, while enhancing our flagship VPN and VoIP offerings and expanding our data center and ethernet capabilities. Fourth, we intend to continue to take actions to improve our cost structure, particularly in the area of cost of access. Fifth, we intend to increase our focus on our employees, since meeting the other imperatives requires an engaged and enthusiastic work force.

Market and Competitive Position

The general telecommunications business in the United Kingdom, as well as globally, continues to be very competitive with a significant amount of competition resulting from liberalizations and de-regulation.

We currently compete with different divisions of BT, Cable & Wireless, Verizon, COLT, NTL:Telewest, Afiniti (previously Kingston), Vanco and Thus. Verizon, COLT, Thus and Afinti have a less extensive national footprint than we do and are not geographically present in many portions of the United Kingdom that our network claims to cover, BT, Cable & Wireless and NTL:Telewest can be considered to have national presence and have significant network assets.

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

Network Rail is a key supplier due to our both owning and leasing cable located across the rail network. Siemens and Ericsson are also key suppliers, and work with us for product innovation and introductions to improve our overall service offering. CIT Group plc is providing financing for the Railnet Switch Upgrade and Renewal Program.

Inter-company Agreements for UK Trading

Our business operation is dependent on a number of our parent’s and its affiliates’ global corporate functions and access to its network and services elsewhere in the world. In turn, our business provides services to our affiliates in Europe and termination facilities for international circuits in the United Kingdom.

The interactions are as follows:

•	We provide GC Pan European Crossing (UK) Limited (“GC PEC”), co-location space at Slough for facilities that form part of its network.

•	GC PEC provides us with co-location space at its Docklands premises for facilities that form part of our UK network.

•	We provide a dark fiber cable route to GCE for the route from Whitesands in Cornwall to London.

•	Our parent’s Global Network Operations Centers provide network management for our customers’ networks globally, including our customers in the United Kingdom.

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

For details of specific agreements, see Item 7.B. “Major Shareholders and Related Party Transactions”.

Network Rail and British Railways Board

British Rail originally developed a significant portion of our network in the 1980s and early 1990s. During that time, British Rail was a state-owned enterprise which owned and operated the national railway system in the United Kingdom. British Rail used its extensive network of railway property and rights of way to install fiber-

optic and copper telecommunications networks across the United Kingdom. As part of the privatization of British Rail in 1994, portions of these network assets and associated liabilities were transferred to a newly created company. Other portions of these network assets and customer contracts for the provision of telecommunications services over the network were assigned to BR Telecommunications, which was eventually acquired by our predecessor company in 1995.

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

•

The deed of grant. We are party to a deed of grant with Network Rail giving us easement rights to retain existing equipment and to install new equipment on Network Rail lands and property. Under the deed of grant, we own long-term wayleave rights until at least 2046 over Network Rail’s land, permitting us to maintain existing leased and owned fiber and network equipment, and providing our right to lay new fiber and install new equipment on Network Rails property, subject to the payment of specified wayleave payments to Network Rail. We have a management agreement with Network Rail that regulates any new network layout. This is a very cost effective and easy way for us to extend our network in the UK. This mechanism has been used extensively and profitably during the period of the operation of this agreement.

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

The directives established a new regime for the regulation of electronic communications networks (“ECNs”), and electronic communications services (“ECSs”) and this regime is codified by the Communications Act 2003 (“the 2003 Act”).

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

European Union 2006 Review

On November 13, 2007, the European Commission (the “EC”) published proposals for a revision to the current regulatory framework applying to the sector. The proposals consist of the following:

•	a draft directive amending the Universal Service Directive and the Directive on Privacy in the electronic communications sector (the “citizens rights” directive);

•	a draft directive amending the Framework Directive, the Access Directive, and the Authorization Directive (the “better regulation” directive); and

•	a draft regulation establishing a European Electronic Communications Market Authority.

These proposals are at a very early stage and are still to be considered by the European Parliament and Council of Ministers. The Commission’s proposals will be subject to change during the coming months and various opportunities exist for stakeholders to make representations during the process, both at EU and national levels. As such, we are unable to fully assess the impact of the proposals or the final legislation on our results or operations but will continue to monitor any new developments.

Ofcom Strategic Review

Under the 2003 Act, Ofcom, the UK regulator, has a duty to ensure, among other things, a wide range of EC services is available throughout the UK. In performing this duty, Ofcom must consider the desirability of promoting competition, effective forms of self-regulation, innovation and investment. Accordingly, and with a view to fulfilling this duty, Ofcom periodically undertakes sector-focused consultations in which interested parties, including EC network operators, are invited to take part.

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

BT undertook to establish a separate division of the BT group, referred to in the TSR as the ‘Access Services Division’. BT has complied with this obligation by creating its Openreach division which controls and operates the physical network assets making up BT’s local access network and backhaul network. It includes all staff and management tiers necessary for managing these assets.

BT Equivalence of Inputs

BT undertook to supply a range of products in the wholesale markets identified to all communications providers (including its own downstream operations) on the same timescales, terms and conditions (including price) and by the same systems and processes. BT will provide to all providers the same information about these products and their associated services, systems and processes. This set of rules has been termed equivalence of inputs (“EoI”) between BT’s downstream divisions and its downstream competitors. BT commenced delivery of such products relevant to our business on September 30, 2006.

Such EoI is to be applied to a range of wholesale products on a specified timetable including: wholesale line rental; local loop unbundling; wholesale extension service; IPStream; backhaul extension services and various other products when they are provided in the future. BT has also offered a public, but not legal, commitment to deliver EoI for certain wholesale line rental products at earlier dates than those set out in the undertakings.

BT has established an Equivalence of Access Board (“EAB”) and an Equivalence of Access Office (“EAO”) tasked with policing BT’s compliance in relation to its undertakings. The EAO published guidelines in February 2006, explaining how complaints will be handled.

In February 2007, Ofcom issued a report on the implementation of BT’s undertakings which raised concern that BT had missed or was going to miss certain deadlines related to the delivery of EoI systems. In June 2007, Ofcom commenced a review of BT’s compliance with the EoI initiative, the results of which were published in December 2007. In summary, it found that BT and the EoI initiative have done a reasonable job in increasing uptake of BT’s wholesale products and thereby increasing competition at the retail level.

In October 2007, Ofcom agreed with BT to modify or relax certain undertakings relating to (i) certain procedural aspects of BT’s supply of broadband services; (ii) the applicability of certain back haul EoI obligations to BT’s Next Generation Networks “Pathfinder” trials; and (iii) certain EoI obligations relating to short haul data services. In November 2007, BT’s EAB published the results of its internal investigations into certain compliance matters which revealed three breaches concerning the use of non-EoI processes or systems for Openreach products by the teams in BT. Although we are beginning to take advantage of new products that have been launched during 2007 as a result of certain undertakings, it is too early to fully assess the impact on our results or operations.

In December 2007, Ofcom published its draft Annual Plan for 2008/9 which highlights as one of its priorities a focus on ensuring BT Group plc continues to implement the undertakings that were agreed as a result of the TSR.

BT Confidentiality Structure

In addition to the undertakings related to Openreach, several of BT’s undertakings are required to guard against inappropriate information flows and influence passing between different parts of its organization, and to monitor its compliance with these undertakings. These include provisions for an organizational separation between BT’s upstream operations (such as BT Wholesale) and its downstream operations (such as BT Retail), including a confidentiality structure between the two, and more specific protections to ensure that BT Wholesale acts in an independent and non-discriminatory fashion.

Payment Terms for Wholesale Services

In January 2007, Ofcom issued a Statement in relation to a dispute between BT and Thus plc in relation to payment terms for certain wholesale services. The consequences of the determination require BT to amend, with effect from January 1, 2008, the rental terms for certain named products in such a way that services are charged monthly in advance rather than quarterly in advance. With effect from January 2008, BT’s payment terms for PPC products have been changed to monthly in advance rather than quarterly in advance, as was the case before January 2007, which is of benefit to the Company.

Wholesale Mobile Voice Call Termination

In March 2007 Ofcom issued a Statement in relation to wholesale mobile voice call termination. As a consequence, a four year period of charge has been introduced which will cap the average charges which all five UK mobile network operators (“MNOs”) may levy to terminate traffic originated on fixed networks. BT has appealed this Ofcom decision to the Competition Appeal Tribunal (“CAT”) seeking further reduction to the average charges. We are unable to fully assess the impact on our results or operations until the appeal process is concluded.

In July 2007, Ofcom published a series of Statements regarding disputes between BT and five MNOs regarding the price BT would be required to pay the MNOs for terminating calls on mobile handsets connected to their networks. These disputes relate to the period from September 2006 to March 2007 and the Ofcom determinations adversely affected the Company’s purchase price from BT during this period. While the impact of these Statements is not believed to be material to our results or operations these Statements could increase the risk to the company of retrospective increases to BT’s charges for transit services. The Company and others, including BT and two MNOs, have disputed the Ofcom determinations and our Appeal is being heard, along with others relating to regulation of mobile termination, at hearings of the CAT during the first quarter of 2008. The Company is unable to fully assess the impact on its results or operations until the appeal process is concluded.

Wholesale Leased Line Review

In June 2004, Ofcom issued its findings in respect of a leased line market review (“initial review”). Leased lines, or private circuits, provide dedicated transmission capacity between customer sites and can carry both voice and data traffic. At a wholesale level, this review included both the terminating and trunk segment market and examined market dominance. A follow up review was performed in 2007 and Ofcom commenced a formal consultation on policy issues in January 2008.

At the time of its initial review in 2004, Ofcom concluded that BT was dominant in certain wholesale leased line markets, and introduced price controls in respect of the terminating segment. The preliminary findings in the current consultation indicate that Ofcom believes that market dominance exists in both the terminating and trunk segment markets although not in respect of certain high bandwidth services. Ofcom anticipates introducing a new set of price controls to cover the period from October 2008 until Sept 2011, although a final decision on this is not expected until the third quarter of 2008. The Company expects to continue to be engaged with Ofcom in developing its policy in these areas.

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

Ofcom’s approach has included the establishment of a new industry body, NGN UK. This body has begun to focus on the technical and commercial arrangements for NGN development. Its initial priority is to help companies develop an effective technical and commercial framework for interconnection between NGNs. Ofcom has committed to monitor NGN development and the work of NGN UK closely, to ensure that regulation is informed by the industry’s commercial and technical priorities. Two main commercial priorities have been identified as evaluation and development of a new charging framework and charging model.

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

Competitors in the industry now seek to increase efficiency and flexibility, using the principle of “convergence” for all switching and transmission applications based on the “packet” principle. Complex digital applications use the packet principle to divide up information into manageable packets, then combine the packets from several applications together for high-speed and ultra-high speed transmission. This packet principle can be applied to all digital applications and extended to digitized voice signals, thereby “converging” in a common packet-based switching and transmission network. The protocol used to manage the interconnection of these packets is IP, which has become accepted as the industry standard.

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

Network Technology for Managed Services

Managed services have been available for some time, including managed data wide area or local area networks, or data WAN or LAN, or managed voice networks, including PABXs. The technology traditionally used for these early managed services was ATM and frame relay, for data networks, and TDM for voice networks and these networks still predominate in the industry.

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

Telecommunications Services Management

Management of telecommunications services has become an integral part of many companies’ strategies to gain competitive advantages or achieve operating efficiencies and hence our focus on providing managed services to our customers. The IP and MPLS developments allow voice and data networks to converge and to offer increased security on public networks, and through this technology operators are able to allocate and manage network resources on a customer-by-customer basis, creating customer-specific IP VPNs within their network IP VPNs.

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

(1)

STT is in the business of media and telecommunications services, investment holdings and management services. STT’s shareholdings (including common and preferred stock) are as of April 14, 2008, and are on a non-diluted basis.

(2)	Incorporated under the laws of England and Wales

A full listing of our subsidiaries can be found in item 4.A. “Information on the Company—History and Development of the Company”

D.	Property, Plant and Equipment

Property

We operate from approximately 212 properties (comprising 9 freeholds and 203 leaseholds) in the United Kingdom. The majority of our leasehold properties are held on standard commercial terms prevailing in the market at the time the leases were entered into. We occupy the following main premises:

Town	Floor areas sqf	Ownership	Use
Basingstoke	40,180	Leasehold	Office
Basingstoke	42,744	Leasehold	Network/office
Basingstoke	19,345	Leasehold	Network
Crewe	19,421	Leasehold	Network/office
Slough	26,749	Leasehold	Network/office
London	23,605	Leasehold	Office
London	7,086	Leasehold	Network
London	6,374	Leasehold	Technical
Leigh	6,834	Leasehold	Network
Leeds	4,360	Leasehold	Office
Liverpool	6,040	Leasehold	Network
York	5,000	Leasehold	Network/office

IT Systems

During 2005, we migrated our financial IT systems from Oracle to SAP. We went live with SAP on January 1, 2006. Our human resources systems are based on a corporate SAP service and our payroll system is outsourced to ADP. Our billing system is largely run on Expresscom.

We operate Metasolv as the core of our service management system, performing the following key functions:

•	Provisioning workflow engine—Providing a disciplined framework for the provision cycle and ensuring that service configuration and network inventory data are captured at the time of provision.

•	Service configuration database—Housing a structured information set that provides master records in accordance with robust data structures for all service instances.

•	Network inventory database—On a service basis, Metasolv is being populated with inventory data or provided with links to other platforms where these are more appropriate to master inventory data.

Fibernet migrated to SAP from an “off the shelf” financial system with effect from July 1, 2007. In the fourth quarter of 2007, the Fibernet billing system was migrated to Expresscom.

Insurance

Our parent company generally maintains property, business interruption, general liability and related insurance coverage for the GCL group of companies for which we are named insureds.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

You should read the following discussion together with the consolidated financial statements and the related notes to those consolidated financial statements contained elsewhere in this annual report on Form 20-F. We have prepared the consolidated financial statements in conformity with IFRS (see note 2 “accounting policies” within the consolidated financial statements).

Some of the information in the review set forth below and elsewhere in this annual report on Form 20-F includes forward-looking statements that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” and Item 3.D. “Key information—Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this annual report on Form 20-F.

Executive summary

Overview

We continue to be one of the leading UK providers of managed network communications services. We provide our managed data, IP and voice services to a range of government and public sector organizations, participants in the rail industry, major corporations and other communications companies. We are an indirect, wholly owned subsidiary, and the principal UK business, of GCL.

Industry

The telecommunications industry is intensely competitive and has undergone significant changes in recent years. We believe we are well positioned to take advantage of these changes and we actively monitor events in this area.

Principal trends

Significant competition in the market place continues to place downward pressure on prices. In addition, technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets and could further increase the competition we face and put additional downward pressure on prices.

Our business is generally not seasonal in nature.

Strategy

See Item 4.B. “Information on the Company—Business Overview—Business Strategy”.

2007 Highlights

Our consolidated revenue increased in 2007 by £56.0 million or 23% to £296.6 million compared with £240.6 million in 2006. This increase was primarily due to (i) the net effect of Fibernet on our consolidated revenues during 2007 (£50.5 million); (ii) settlement with a certain customer (£2.2 million); (iii) additional revenues from a recently signed contract in the government sector (£1.8 million); and (iv) revenues from new business within the carrier data channel (£1.2 million).

We are seeing strong interest in our IP services and as a result we continue to win new business. Many government agencies and enterprises are at or nearing the point when they will refresh their more traditional technologies and take advantage of converged IP services. However, the telecommunications market in the UK remains highly competitive and the combination of attrition of existing customers and pricing pressures both for new business and renewals of existing customers has caused our revenues to remain essentially flat excluding the impact of the Fibernet acquisition and the additional items mentioned above.

We continue to see strong customer demand in the carrier data channel. A number of our UK competitors in this area continue to re-focus on larger customer contracts, which has presented us with increased selling opportunities. In addition to successfully cross-selling GCUK products to the customers acquired with Fibernet, we have been successful in cross-selling existing Fibernet products into our legacy GCUK customer base.

Sales order values remained buoyant in 2007, consistent with those seen in 2006. Sales order values is a metric used by management as a leading business indicator offering insight into near term revenue trends. The gross values of these monthly recurring orders are estimated based on new business acquired without taking into account effects of attrition or the replacement of existing services with new services or credits.

We have recently recruited additional sales staff to take advantage of opportunities identified within the UK market and anticipate that we will begin to realize benefit from this initiative during the second half of 2008.

Two of our principal customer relationships are with OGCbuying.solutions, with whom we have a contract for the provision of a managed telecom service, and with Camelot, the current holder of the license to operate the UK National Lottery. The managed telecom service contract with OGCbuying.solutions was for an initial term of 10 years; this term was initially extended until the end of December 2008 and in June 2007 was further extended until the end of December 2011. Camelot’s current license to operate the National Lottery expires in January 2009. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appoints Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network supplied by GCUK with a broadband satellite communications network supplied by another service provider. Camelot’s plans are to start the migration of the network shortly and to complete it by the time our contract is due to expire in January 2009. Although the precise impact on GCUK will depend on the details and timing of Camelot’s actual network transition, we expect that revenue from our relationship with Camelot will decline substantially through the third and fourth quarters of 2008 and the first quarter of 2009. Our revenue from sales to Camelot in 2007 was approximately £26.0 million.

During 2007, we posted an operating profit of £33.8 million. We generated £14.5 million of operating cash flow, after interest payments of £33.5 million. Operating cash flows for the period were impacted by a significant reduction in days payable outstanding with key access vendors, as well as £1.5 million in severance payments primarily related to a restructuring plan implemented in May 2007.

During 2007, we completed the integration of our Fibernet acquisition. As a result of the acquisition, we have expanded our product offerings and presence as a leading provider of telecommunications services in the UK.

Relationship with Our Parent Company and its Affiliates

Operational Relationships

We have a number of operating and financial relationships with our parent company and its affiliates, or the parent company group. For example, we have historically assisted our parent company group in terminating voice traffic within the UK while our parent company group assists us with terminating international voice traffic. We benefit from a broad range of corporate functions conducted by our parent company group, including senior management activities, human resources, corporate development and other functions and services. In addition, we share certain portions of our network with our parent company group as well as certain personnel, who may have functional responsibilities for both our business as well as our parent’s European and global businesses. Lastly, we may share tax losses accrued by us and some of our affiliates with other UK affiliates of our parent company.

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

The pricing formulas in the agreement may be changed from time to time, so long as they remain within the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administration of the Organization for Economic Co-operation and Development (“OECD”) guidelines. See Item 7.B. “Major shareholders’ and Related Party Transactions—Related Party Transactions—Inter-company Agreements.”

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

We have historically included an annual worldwide allocation management fee in our financial statements under “Administrative Expenses” for any administrative service that our parent company or its affiliates provided to us (such as legal or Information Systems services). This continued in 2007 and we will continue to account for the net financial effect of these services in that line item (see note 26 “Related Party Transactions” within the accompanying consolidated financial statements).

Following the acquisition of certain property assets on December 9, 2004 from Bidco, these assets continue to be used by other Group Companies who are charged a rental based on the depreciation expense on the assets used (see note 5 “Operating Profit” within the accompanying consolidated financial statements).

Financial Relationships

We may, from time to time, upstream cash to our parent and other Group Companies, subject to the restrictions in the covenants in the Indenture and as permitted by English law. See “Liquidity and Capital resources”.

We have not historically made significant loans to Group Companies. Under the terms of the GCL Term Loan Agreement, future loans from the Company made to GCL or another Group Company which has guaranteed such facility (i.e., substantially all GCL subsidiaries other than GCUK and its subsidiaries and GCL subsidiaries doing business in Latin America) must be subordinated to the payment of obligations under the GCL Term Loan Agreement. The terms of any intercompany loan in excess of £5.0 million by the Company to GCL or another Group Company must be agreed by our Board of Directors.

On April 12, 2006, the Company entered into an intercompany credit agreement (the “credit agreement”) with Global Crossing Europe Limited (“GCE”). As at December 31, 2006 and 2007, there were loans of US$50.4 million (equivalent to £25.7 million and £25.3 million as at December 31, 2006 and 2007, respectively) due from GCE. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the Designated Cash Flow, as permitted and defined under the Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, and have an effective interest rate of 13.5%. These loans mature five business days prior to the principal outstanding on the Senior Secured Notes. In the year ended December 31, 2007, total finance revenue of £3.1 million (being interest income of £3.5 million, less a foreign exchange loss of £0.4 million) has been recognized in the condensed consolidated income statement in respect of these loans. In the year ended December 31, 2006, total finance revenue of £0.4 million (being interest income of £2.4 million, less a foreign exchange loss of £2.0 million) has been recognized in the consolidated income statement in respect of these loans.

GCE’s and GCL’s obligations in respect of the outstanding loans under the intercompany credit agreement are not subordinated to their obligations under the GCL Term Loan Agreement since such loans were made prior to the date such facility came into effect.

On April 11, 2007, the Company entered into a US$15.0 million commitment to GCE in accordance with the Indenture and under the same terms and conditions set forth in the intercompany credit agreement. On May 2, 2007 the Company made a loan to GCE pursuant to this commitment in the amount of US$5.0 million, which was repaid in full on June 30, 2007. In the year ended December 31, 2007, total finance revenue of £0.1 million has been recognized in the consolidated income statements in respect of this loan. This commitment has since lapsed.

As of December 31, 2006 and December 31, 2007, there were loans of £3.6 million and £nil, respectively, due from Fibernet Holdings Limited, a Group Company, to GCUK. Prior to the acquisition by GCUK, Fibernet Group transferred its German business operations to GCI, a wholly owned subsidiary of GCL, for consideration of £1 and the assumption of £3.6 million of debt outstanding to Fibernet. This loan had an effective interest rate of 9.75% and was repaid, in full, to the Company on June 30, 2007. In the year ended December 31, 2006 and 2007, total finance revenue of £nil and £0.2 million, respectively, has been recognized in the consolidated income statements in respect of this loan.

There were no loan balances due to other companies in the GC Group as at December 31, 2007.

A.	Results of Operations

Revenue. Revenue, which excludes discounts, value added tax and similar sales taxes, represents the amount receivable in respect of telecommunications services, including network and other services, long-term IRU agreements, and installation services, and is accounted for on an accruals basis to match revenue with provision of service.

Network and Other Services: Network services comprise the sale of transmission of voice, data, IP traffic and short-term network capacity. Revenue from network services is recognized in the period the services are utilized by the customer. Other services comprise design and deployment of customer premises equipment, maintenance and network management for enterprise customers. Revenue from the provision of other services that are contracted to be performed continuously over the contract term is recognized evenly over the period of each contract. For services invoiced in advance, amounts are deferred until provision of the service. We assess whether revenue should be recorded gross as principal or net as agent based on the features of the relevant arrangements, including whether we hold ourselves out as an agent, establish the price, provide customer remedies, perform part of the service and assume the credit risk.

Long-Term IRU Agreements: Revenues from the lease of network capacity and dark fiber to third parties pursuant to long term IRU agreements are recognized on a straight line basis over the life of the contract. Non-refundable payments received from customers, before relevant criteria are satisfied for revenue recognition, are included in deferred revenue in the accompanying consolidated balance sheets.

Installation Service: We amortize revenue related to installation services on a straight line basis, over the average contract customer relationship (typically 24 months). In situations where the contracted period is significantly longer than the average, the actual contract term is used.

Cost of Sales. Our cost of sales consists of four primary components, including:

•	cost of access (including for rights-of-way and wayleaves);

•	customer-specific costs for operating leases and cost-plus arrangements;

•	depreciation and amortization, including amortization of installation costs; and

•	third-party maintenance costs.

Cost of access is the cost associated with transporting traffic to and from our customers’ premises from and to the closest point of entry on our network or between PoPs on our network where we require additional capacity or service protection. These costs are the largest component of our cost of sales during the financial periods discussed in this section.

We purchase access services in several forms, including:

•	fixed cost leases to secure dedicated connections to our network for managed service customers, including “local loop” and PPCs;

•	fees for the minute-of-use (“MOU”) charges for international voice services;

•	MOU charges for domestic local service providers to terminate both local and long-distance calls that originate on our network; and

•	leased facilities, both domestic and international, to supplement and strengthen our network or improve our network reach.

In the case of fixed cost leases, local loop suppliers (predominantly, although not solely, BT Group) charge initial connection fees when we take on new ISDN/PSTN circuits from them and we treat these fees as prepaid costs and amortize them as expenses on a straight-line basis over the average contracted lifetime of the customer contract (typically 24 months). If the contracted period is significantly longer than the average, the actual contract term is used. We accrue and recognize our other costs of sales in line with recognition of the related revenue.

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

The depreciation expense that we include in cost of sales relate to the depreciation of technical property and equipment, principally telecommunications equipment like switches, IP routers, add-drop multiplexers, transmission equipment and customer premises equipment (“CPE”), as well as computer equipment, terrestrial cable and fiber, and leasehold improvements. Amortization expenses that we include in cost of sales relate to the amortization of installation costs, computer software, and acquired intangible assets.

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

Administrative Expenses

Administrative expenses include the salaries we pay to our employees, excluding salaries for our sales force which is recorded under distribution costs, and the overhead costs associated with our headquarters and back-office activities. This overhead includes administrative expenses arising from professional services, advertising and marketing, office expenses, facilities costs and depreciation and amortization. A portion of these costs result from the worldwide allocation management fee referred to under “—Relationship with our Parent Company and its Affiliates—Operational Relationships” above.

Finance Revenue and Finance Charges

Our finance revenues consist of the interest we earn on our bank deposits and late receipts and loans with affiliated companies, together with the associated foreign exchange income/expense. Our finance costs consist primarily of the interest we pay on our third-party debt, together with the associated foreign exchange income/expense, and capital leases.

Tax

We generated taxable profits in the past four years but have been able to eliminate all of our tax liability for these years by using a portion of the unrecognized losses carried forward from prior years and group relief from related companies under the tax sharing agreement. We do not believe that there is any restriction under current law or regulations that will limit our ability to continue carrying these net operating losses forward or to apply them to offset future taxable income.

Inflation

We do not believe that our business is impacted by inflation to a significantly different extent than the general economy.

Results of operations for the year ended December 31, 2007 compared to the results of operations for the year ended December 31, 2006

The following table summarizes our consolidated income statements for the years ended December 31 2006 and 2007.

	Year ended December 31,
	2006	2007	Change	% Change
	(in thousands)
Revenue	£240,612	£296,620	£56,008	23.3%
Cost of sales	(147,481)	(177,665)	(30,184)	(20.5)%

Gross profit	93,131	118,955	25,824	27.7%
Distribution costs	(10,385)	(15,710)	(5,325)	(51.3)%
Administrative expenses	(53,683)	(69,468)	(15,785)	(29.4)%
Net gain arising from acquisition of Fibernet	7,755	—	(7,755)	NM

	(56,313)	(85,178)	(28,865)	(51.3)%

Operating profit	36,818	33,777	(3,041)	(8.3)%
Finance revenue	1,503	4,527	3,024	201.2%
Finance charges	(16,191)	(33,548)	(17,357)	(107.2)%
Tax charge	(9,377)	(6,297)	3,080	32.8%

Profit/(loss)	£12,753	£(1,541)	£(14,294)	NM

NM—zero	balances and comparisons from positive to negative numbers are not meaningful

Revenue

	Year ended December 31,
	2006	2007	Change	% Change
	(in thousands)
Enterprise	£219,658	£247,324	£27,666	12.6%
Carrier data	16,035	43,748	27,713	172.8%
Carrier voice	4,394	5,048	654	14.9%
Intercompany	525	500	(25)	(4.8)%

	£240,612	£296,620	£56,008	23.3%

Enterprise revenue increased primarily due to (i) the net effect of Fibernet on our enterprise revenue during 2007 (£23.9 million); (ii) settlement with a certain customer (£2.2 million); and (iii) additional revenues from a recently signed contract in the government sector (£1.8 million).

We are seeing strong interest in our IP services and as a result we are continuing to win new business. Many government agencies and enterprises are at or nearing the point when they will refresh their more traditional technologies and take advantage of converged IP services. However, the telecommunications market in the UK remains highly competitive and the combination of attrition by existing customers and pricing pressures both for new business and renewals of existing customers (which typically renew at lower rates than those applicable before the renewal) have caused our revenues to remain essentially flat excluding the impact of the Fibernet acquisition and the additional items mentioned above.

To manage the attrition and pricing pressures we face we have implemented a number of initiatives, including (i) offsetting pricing pressures from renewals by seeking to increase the range and quantity of services we provide to the renewed customer; (ii) improving operational functions and processes with the aim of providing a greater efficiency in delivering services to customers; and (iii) where customers have committed to migrating to an alternate supplier, providing a more focused service to manage the migration with the twin aims of ensuring we maximize our revenue from such customers and managing the risks faced by such customers in migrating to the new supplier.

Two of our principal customer relationships are with OGCbuying.solutions, with whom we have a contract for the provision of a managed telecom service, and with Camelot, the current holder of the license to operate the UK National Lottery. The managed telecom service contract with OGCbuying.solutions was for an initial term of

10 years; this term was initially extended until the end of December 2008 and in June 2007 was further extended until the end of December 2011. Camelot’s current license to operate the National Lottery expires in January 2009. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appoints Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network supplied by GCUK with a broadband satellite communications network supplied by another service provider. Camelot’s plans are to start the migration of the network shortly and to complete it by the time our contract is due to expire in January 2009. Although the precise impact on GCUK will depend on the details and timing of Camelot’s actual network transition, we expect that revenue from our relationship with Camelot will decline substantially through the third and fourth quarters of 2008 and the first quarter of 2009. Our revenue from sales to Camelot in 2007 was approximately £26.0 million.

Carrier data revenue increased primarily due to (i) the net effect of Fibernet on our carrier data revenue during 2007 (£26.6 million); and (ii) revenues from new business within the carrier data channel (£1.2 million).

We continue to see strong customer demand in the carrier data channel. Whilst a number of our UK competitors continue to re-focus on larger customer contracts, this has presented us with increased selling opportunities. In addition to successfully cross-selling GCUK products to the customers acquired with Fibernet, we have been successful in cross-selling existing Fibernet products into our legacy GCUK customer base.

Carrier voice revenue increased primarily due to increased sales volume from new and existing customers, including contract novations from an affiliate, GCE.

Sales order values remained buoyant in 2007, consistent with those seen in 2006. Sales order values is a metric used by management as a leading business indicator offering insight into near term revenue trends. The gross values of these monthly recurring orders are estimated based on new business acquired without taking into account effects of attrition or the replacement of existing services with new services or credits.

We have recently recruited additional sales staff to take advantage of opportunities identified within the UK market and anticipate that we will start to see benefit from this initiative during the second half of 2008.

Cost of Sales

	Year ended December 31,
	2006	2007	Change	% Change
	(in thousands)
Cost of access	£76,975	£87,973	£10,998	14.3%
Customer specific costs(1)	31,117	33,880	2,763	8.9%
Depreciation and amortization	22,757	37,889	15,132	66.5%
Third party maintenance	16,632	17,923	1,291	7.8%

	£147,481	£177,665	£30,184	20.5%

(1)	For operating leases and cost-plus arrangements only.

Cost of access increased primarily due to (i) the inclusion of Fibernet in our results for a full year in 2007 (£9.9 million); and (ii) incremental costs associated with increases in enterprise and carrier voice sales volume (£2.6 million). These increases are partially offset by cost reductions as a result of migrating newly won customers from third party networks onto our own network in addition to certain one time benefits in the second and fourth quarters of 2007 (£1.6 million).

The increase in customer-specific costs is primarily due to the inclusion of Fibernet in our results for a full year in 2007 (£1.7 million).

The increase in depreciation and amortization is primarily due to the inclusion of Fibernet in our results for a full year in 2007 (£14.3 million).

The increase in third-party maintenance is primarily due to the inclusion of Fibernet in our results for a full year in 2007 (£2.4 million), partially offset by negotiated contractual reductions.

Distribution Costs

The increase in our distribution costs in 2007 compared with 2006 was primarily due to (i) the inclusion of Fibernet for a full year in 2007 (£3.4 million); and (ii) additional staff costs (£2.1 million) due to (a) a staff motivation and retention program introduced in March 2007; (b) pay rises effective from the start of the second quarter of 2007; and (c) higher commissions paid to sales employees.

We saw a reduction in salaries and related benefits in the second half of 2007 when compared to the first half of 2007 as a result of headcount decreases from the May 10, 2007 restructuring plan and attrition. However, partially offsetting this was an increase in commissions paid to sales employees in the second half of 2007 when compared to the first half of 2007.

Administrative Expenses

The increase in administrative expenses in 2007 compared with 2006 was primarily due to (i) the inclusion of Fibernet for a full year in 2007 (£10.9 million) including a £1.3 million charge related to the restructuring of a Fibernet facility in 2007 and a £1.3 million credit relating to a property tax rebate in 2007; (ii) restructuring charges relating to the employee work force reductions from the May 10, 2007 restructuring plan (£1.5 million); (iii) additional staff costs (£3.1 million) due to (a) staff motivation and retention awards granted in March 2007; (b) higher average headcount in 2007 as compared to 2006; (c) a higher bonus accrual in 2007 compared to 2006; and (d) pay rises effective from the start of the second quarter of 2007; (iv) an increase in our intercompany management fee (comprising costs charged under the corporate services and shared service agreement) in 2007 (£0.9 million); and (v) less favorable exchange rate movements on foreign denominated balances (excluding the Notes and loans to Group Companies) in 2007 compared with 2006 (£0.4 million). These increases are partially offset by (i) a restructuring credit in the first quarter of 2007 resulting from the Company’s decision to reoccupy a building previously restructured, which is partially offset by changes made to our assumptions relating to other restructured properties (£0.8 million, net); and (ii) a reduction in utility costs in the first quarter of 2007 as a result of a favorable settlement of prior year charges with a vendor (£0.9 million).

We saw a reduction in salaries and related benefits in the second half of 2007 when compared to the first half of 2007 as a result of headcount reductions from the May 10, 2007 restructuring plans and attrition.

Net Gain Arising from Acquisition of Fibernet

In 2006 the Company recognized an £8.4 million non-cash, non-taxable gain, resulting from the deemed settlement of pre-existing relationships with Fibernet and a £1.1 million gain resulting from negative goodwill arising from the acquisition of Fibernet (see note 4 “Business Combinations” within the accompanying consolidated financial statements). These gains were partially offset by the recognition of a £1.7 million restructuring charge relating to the termination of redundant Fibernet employees and the restructuring of a Fibernet facility lease agreement (see note 17 “Provisions” within the accompanying consolidated financial statements).

Finance Revenue

The increase in finance revenue in 2007 compared with 2006 was primarily due to (i) the inclusion of Fibernet for a full year in 2007 (£0.9 million); (ii) additional interest receivable on intercompany loans with GCE (£1.0 million); and (iii) a less unfavorable foreign exchange rate movement on loans due from GCE in 2007 compared with 2006 (£1.6 million). See “Relationship with our Parent Company and its Affiliates—Loans to Group Companies” for more information. These increases are partially offset by interest received on higher average cash balances held on deposit throughout 2006 compared to 2007 (£0.5 million).

Finance Charges

The increase in finance charges in 2007 compared 2006 was primarily due to (i) interest payable on the Additional Notes in 2007 (£6.0 million); (ii) a more favorable exchange rate movement on US Dollar denominated Senior Secured Notes in 2006 compared with 2007 (£10.6 million); and (iii) the inclusion of Fibernet for a full year in 2007 (£0.6 million).

Tax

During the year ended December 31, 2006 and 2007, we recognized a current year tax charge of £0.8 million and £1.0 million, respectively, which reflects an amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

During the year ended December 31, 2006, we reduced our deferred tax asset by £8.6 million due to a change in our estimate of the future realization of our deferred tax assets, which had been created by prior years’ tax losses. At December 31, 2006 we had net unutilized operating losses carried forward of £309 million. At December 31, 2006 a £5.3 million deferred tax asset is reflected within our consolidated balance sheet due to the Company considering that it is more likely than not that sufficient profits will be available against which to offset the deferred tax asset.

During the year ended December 31, 2007, we reduced our deferred tax asset by £5.3 million due to (i) £0.4m charge relating to the effect of the change in the UK corporation tax rate from 30% to 28%; (ii) £2.6m utilized based on taxable income arising from operating activities in the year; and (iii) £2.3m reduction reflecting the amount considered more likely than not to be realized in the foreseeable future. At December 31, 2007 we had net unutilized operating losses carried forward of £288 million. At December 31, 2007 no deferred tax asset is reflected within our consolidated balance sheet as it is not deemed more likely than not that sufficient profits would be available against which to offset the deferred tax asset. We do not believe that there is any restriction under current law or regulations that will limit our ability to continue carrying these net operating losses forward or to apply them to offset future taxable income.

Results of operations for the year ended December 31, 2006 compared to the results of operations for the year ended December 31, 2005

The following table summarizes our consolidated income statements for the years ended December 31 2005 and 2006.

	Year ended December 31,
	2005	2006	Change	% Change
	(in thousands)
Revenue	£239,498	£240,612	£1,114	0.5%
Cost of sales	(136,317)	(147,481)	(11,164)	(8.2)%

Gross profit	103,181	93,131	(10,050)	(9.7)%
Distribution costs	(10,009)	(10,385)	(376)	(3.8)%
Administrative expenses	(47,738)	(53,683)	(5,945)	(12.5)%
Net gain arising from acquisition of Fibernet	—	7,755	7,755	NM

	(57,747)	(56,313)	1,434	2.5%

Operating profit	45,434	36,818	(8,616)	(19.0)%
Finance revenue	2,206	1,503	(703)	(31.9)%
Finance charges	(42,125)	(16,191)	25,934	(61.6)%
Tax benefit/(charge)	2,477	(9,377)	(11,854)	NM

Profit	£7,992	£12,753	£4,761	59.6%

NM—zero	balances and comparisons from positive to negative numbers are not meaningful

Revenue

	Year ended December 31,
	2005	2006	Change	% Change
	(in thousands)
Enterprise	£220,909	£219,658	£(1,251)	(0.6)%
Carrier data	16,644	16,035	(609)	(3.7)%
Carrier voice	1,445	4,394	2,949	204.1%
Intercompany	500	525	25	5.0%

	£239,498	£240,612	£1,114	0.5%

Our consolidated revenue increased in 2006 compared to 2005. Increases in carrier voice were partially offset by decreases in enterprise and carrier data. Carrier voice revenues increased primarily due to increased sales volumes from new and existing customers, including contract novations from GCE. Enterprise revenue decreased primarily due to (i) the continuing run off of previously notified contract losses with HMRC and the Department for Work and Pensions (“DWP”); (ii) the previously disclosed cessation of the contract with Royal Bank of Scotland; and (iii) pricing reductions for certain telecommunications services, partially offset by additional revenues from the British Council and MTS contracts, from other recently signed contracts such as the Crown Prosecution Service and from equipment sales in the fourth quarter. The decrease in carrier data relates primarily to the cessation of third-party revenue recognition related to contracts with Fibernet since the acquisition date.

Cost of Sales

	Year ended December 31,
	2005	2006	Change	% Change
	(in thousands)
Cost of access	£71,969	£76,975	£5,006	7.0%
Customer specific costs(1)	28,586	31,117	2,531	8.9%
Depreciation and amortization	18,134	22,757	4,623	25.5%
Third party maintenance	17,628	16,632	(996)	(5.7)%

	£136,317	£147,481	£11,164	8.2%

(1)	For operating leases and cost-plus arrangements only.

Cost of sales increased year on year primarily due to increases in cost of access, customer specific costs and depreciation and amortization. The increase in cost of access is the result of (i) the inclusion of certain one-time benefits in 2005 relating to lower pricing for access circuits and the resolution of a dispute relating to mobile phone charges; and (ii) additional costs associated with the increase in carrier sales volume. The increase in customer specific costs is primarily the result of equipment sales in the fourth quarter of 2006. The increase in depreciation and amortization was primarily due to property, plant and equipment additions and a one time reduction in depreciation in the second quarter of 2005 following the return of assets previously held under a finance lease to Network Rail. These increases in cost of sales are partially offset by a reduction in third party maintenance, primarily due to negotiated contractual reductions.

Administrative Expenses

The increase in our administrative expense in the year ended December 31, 2006 compared to the same period in 2005 was primarily due to (i) a one time £4.1 million gain in 2005 resulting from the release of a finance lease obligation related to assets returned to Network Rail; (ii) a £3.0 million credit relating to the intercompany management fee (comprising costs charged under the corporate services and shared service agreement) received in 2005; and (iii) higher property tax rebates in 2005 including an English rates rebate of £4.9 million (net of interest received). These increases were partially offset by decreases totaling £6.4 million in (i) staff costs as a result of recording no annual bonus program accrual for 2006 and accruing other performance based compensation plans at a significantly lower rate than in 2005 as a result of not achieving 2006 financial targets; (ii) professional fees primarily due to the inclusion in 2005 of costs relating to our increased reporting requirements and the completion of the registered exchange offer, some of which were one-time in nature; and (iii) favorable exchange rate movements on foreign denominated balances (excluding the Senior Secured Notes and loans to Group Companies) in the year ended December 31, 2006 as compared to the previous year.

Net gain arising from acquisition of Fibernet

In 2006 the Company recognized an £8.4 million non-cash, non-taxable gain, resulting from the deemed settlement of pre-existing relationships with Fibernet and a £1.1 million gain resulting from negative goodwill arising on the acquisition of Fibernet (see note 4 “Business Combinations” within the accompanying consolidated financial statements). These gains were partially offset by the recognition of a £1.7 million restructuring charge relating to the termination of redundant Fibernet employees and the termination or restructuring of certain Fibernet facility lease agreements (see note 17 “Provisions” within the accompanying consolidated financial statements).

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

Tax

During the year ended December 31, 2006, we reduced our deferred tax asset by £8.6 million due to a change in our estimate of the future realization of our deferred tax assets, which had been created by tax losses from prior years. At December 31, 2006 we had net unutilized operating losses carried forward of £309 million. At December 31, 2006 a £5.3 million deferred tax asset is reflected within our consolidated balance sheet due to the Company considering that it is more likely than not that sufficient profits will be available against which to offset the deferred tax asset.

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

Critical Accounting Policies and Estimates

The review of our results of operations is based upon our consolidated financial statements, which have been prepared in conformity with IFRS.

The preparation of these consolidated financial statements, in conformity with IFRS, requires our management to make judgments, estimates and assumptions that affect the reported assets and liabilities at the date of the consolidated financial statements and revenue and expenses during the period. Critical accounting policies are those that are the most important to the portrayal of our balance sheet, profit and loss and cash flows and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Our management bases its estimates on historical experience and other assumptions that it believes are reasonable. Our critical accounting policies are discussed below and should be read in conjunction with our disclosure of significant accounting policies provided in note 2 to the consolidated financial statements.

Provisions for Credit Notes

During each reporting period, we must make estimates for potential future sales credits to be issued in respect of current revenues, related to billing errors, service interruptions and customer disputes. We analyze historical credit activity and changes in customer demands related to current billing and service interruptions when evaluating our credit note provision requirements. We reserve for known billing errors and service interruptions as incurred. We review customer disputes and reserve against those we believe to be valid claims. We also estimate a general sales credit reserve related to unknown billing errors and disputes based on such historical credit activity. The determination of the sales credit and customer dispute credit reserve requirements involves significant estimation and assumption. The actual credit notes issued may deviate from this estimate due to changes in the underlying data. We review the estimates every period and may be required to adjust the estimate in a subsequent period. There have been no material adjustments in any of the periods presented. The provision for credit notes was £2.8 million, £4.1 million and £4.6 million at December 31, 2005, 2006 and 2007, respectively. A credit of £0.9 million was recorded in the income statement for the year ended December 31, 2005. For the years ended December 31, 2006 and 2007 an expense of £1.3 million and £0.5 million, respectively, was recorded in the income statement.

Cost of Access Accruals

Cost of access, our single largest expense, amounting to approximately £72.0 million, £77.0 million and £88.0 million, or 30.0%, 32.0% and 29.7% of revenue for the years ended December 31, 2005, 2006 and 2007, respectively, is expensed as incurred. The recognition of these costs involves the use of various management estimates and assumptions and requires us to rely on non-financial systems. Consistent with other costs recorded in each reporting period, we incur a significant amount of services for which suppliers have not yet billed us during that period. We therefore need to make significant estimates for our access costs, specifically regarding traffic resulting in usage-based access costs. Our cost of access is primarily comprised of usage-based voice charges paid to other carriers to originate and/or terminate switched voice traffic, and charges for leased lines for dedicated facilities. The usage-based voice accruals are a direct result of the traffic volume in the particular month for which we do not have invoices at the time of the close of our monthly reporting period. We utilize the minute volumes reports from our switched network that feed into an internal access reporting system, which also maintains our access supplier contract and tariff rates on a rate table to assist in estimating our usage-based access costs. Dedicated facility access costs are also estimated based on the number of circuits and the average circuit costs, based on our internal records, adjusted for contracted rate changes. Management continuously monitors the accuracy of our systems to measure network volumes and track circuits, and our rate tables are updated frequently to maintain the accuracy of the rate structure we have with our access providers and per the current regulated tariff rates. After payment of invoices from access providers (which can take 90 days to receive following the close of the monthly reporting period), we evaluate whether we require an aggregate adjustment to the total accrual. In certain instances, we engage in a reconciliation process with the access providers in order to arrive at a mutual understanding of the appropriate level of charges. We typically maintain an accrual for the amount subject to dispute and generally withhold payment until the dispute is settled. Due to the complexity of the combination of changing regulations, pricing fluctuations, measuring traffic volumes and new supplier agreements, the estimates are subject to change. Changing regulations regarding access rules and related charges also create uncertainty regarding how the changes may impact the rate tables that we maintain internally. In spite of the difficulties involved in the estimation process, we believe we have established adequate access cost accruals due to our overall approach.

Valuation of Intangible assets and Property, plant and equipment

We assess intangible assets and property, plant and equipment that have finite useful economic lives for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable or otherwise as required by accounting standards. Factors that would indicate potential impairment include the following:

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

If the assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the net realizable value of the assets and is recorded as a charge to operating income. The most significant estimates made in determining discounted future net cash flows include the selection of the appropriate discount rates, residual asset values, our estimated long-term growth rates and the number of years on which to base the cash flow projections. While we believe that our assumptions are appropriate, such estimated amounts could differ materially from what will actually occur in the future.

Based on our assessment of recoverability, we have no such impairments during the years ended December 31, 2005, 2006 and 2007.

Pension Benefits

Our employees participate in two occupational pension schemes: the Railways Pension Scheme, which is a defined benefit scheme; and the Global Crossing Pension Scheme, which has a defined contribution section and a defined benefit section. The Company accounts for retirement benefits in accordance with IAS 19 “Employee benefits” (“IAS 19”).

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

Income Taxes

We have significant deferred tax assets related primarily to net operating losses (“NOLs”). The realization of these assets is not assured and depends on sufficient taxable income being generated in the future. Management has exercised judgment in determining the extent of the realization of these losses based upon estimates of future taxable income. Where there is an expectation that, on the balance of probabilities, there will not be sufficient taxable profits to use these NOLs, the asset has not been recorded. If actual events differ from our management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the realizability of these estimates could materially impact our financial position and results of operations. At December 31, 2007, we had a total unrecognized deferred tax asset of £90.3 million.

Restructuring

We have engaged in restructuring activities, which require us to make significant judgments and estimates in determining restructuring charges, including, but not limited to, sublease income or disposal costs, length of time on market for abandoned rented facilities, and contractual termination costs. Such estimates are inherently judgmental and changes in such estimates, especially as they relate to contractual lease commitments and related anticipated third-party sublease payments, could have a material effect on the onerous lease liabilities and consolidated income statement. This restructuring provision is composed of continuing building lease obligations and broker commissions for the restructured sites (aggregating £34.8 million as of December 31, 2007), offset by anticipated receipts from existing and future third-party subleases. As of December 31, 2007, anticipated third-party sublease receipts were £29.4 million, representing £19.4 million from subleases already entered into and £10.0 million for subleases projected to be entered into in the future. We continually review the anticipated costs and third-party sublease payments on a quarterly basis and record adjustments for changes in these estimates in the period such changes become known. For further information related to our restructuring activities see note 17, “Provisions,” to the accompanying consolidated financial statements.

B.	Liquidity and Capital Resources

At December 31, 2007 our available liquidity consisted of £24.0 million of cash and cash equivalents. Our liquidity requirements arise primarily from capital expenditure, finance charges, and to a lesser extent, working capital requirements.

We may, from time to time, loan funds to our parent and other Group Companies. We cannot pay dividends to our shareholder, an indirect subsidiary of our parent, until such time as our accumulated realized profits exceed our accumulated realized losses. We do not expect this to occur for some time and therefore any funds to be upstreamed to our parent or other Group Companies will continue to be in the form of intercompany loans. The terms of any intercompany loan made by us to our parent or other Group Companies are negotiated at the time the loans are made in light of our ongoing liquidity requirements, the restrictions contained in the covenants in the Indenture and in the GCL Term Loan Agreement and the requirements of English law. At December 31, 2007, there was an outstanding intercompany loan balance of US$50.4 million (equivalent to £25.3 million on that date) due to us which is guaranteed by GCL. This loan balance matures five business days prior to the December 15, 2014, scheduled maturity of the Senior Secured Notes, bears an effective interest rate of 13.5%, and is unsecured. Although the borrower may elect to repay early without penalty at any time, the Company may demand repayment only in the event of a default resulting in accelerated repayment of the outstanding principal amount of the Senior Secured Notes.

Within 120 days after the period ending December 31, 2005 and each 12 month period thereafter, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of the Designated Cash Flow (as defined in the Indenture) from that period (the “Annual Repurchase Offer”). Designated Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the year ended December 31, 2007, we anticipate offering to purchase £1.2 million of the Notes, excluding accrued interest.

During the year ended December 31, 2007, net cash used by operating and investing activities was £13.4 million, including £1.5 million for one-time severance and related benefits and a significant reduction in days payable outstanding with key access vendors. Going forward, we expect our operating results and cash flows to improve as a result of revenue growth including economies of scale associated with such growth, and from ongoing cost reduction initiatives to optimize the network and effectively lower unit costs and, to a lesser extent, cost savings resulting from the May 10, 2007 restructuring plan and prior restructuring activities. This revenue growth will depend on our ability to generate new revenue streams while managing significant attrition and price erosion in existing contractual arrangements. Over time, we expect these improvements to more than offset the increased interest expense resulting from the significant increase in our debt balance since the acquisition of Fibernet and the issuance of the Additional Notes. Thus, in the long-term we expect to increase our cash flow from operating activities. In addition, we expect cash flows from investing activities to improve as a result of the substantial completion of the capital expenditures required by the Vodafone network construction contract and certain other network enhancements in 2007, although we may incur greater than anticipated capital expenditures where favorable business opportunities are presented. In the short term we expect to continue to use significant finance leases and other forms of equipment financing and cash on hand to meet our cash needs. Although operational constraints require us to maintain a significant minimum cash balance, we believe that our cash balance will be sufficient to enable us to reach the point of generating positive cash flows from operating and investing activities in the longer term.

Our ability to access the credit markets to fund capital leases or other forms of equipment financing depends on market conditions and our credit profile at the time. The liquidity crisis that began in 2007 as a result of the collapse of the subprime mortgage market in the United States has adversely impacted global credit markets and could make it more difficult for us to obtain such funding.

In 2005 we signed an agreement for a £10.0 million finance lease facility, of which £9.9 million had been drawn down as at December 31, 2007. Interest on this facility is incurred at rates between 11.25% and 12.52%, with lease repayments being made up to September 2009. The facility is used to finance the rollout of IP enabled switches to Network Rail and certain other train operating companies.

In the first quarter of 2007, the Company entered into a US$5.0 million loan agreement (the “US$5.0 million Loan Agreement”) to provide a loan facility for partial financing of certain purchases of equipment. The US$5.0 million Loan Agreement was available for drawn down for a period of one year and is no longer available for drawdown. The US$5.0 million Loan Agreement is subject to an annual interest rate of London Inter-bank Offered Rate plus 6.58%, with a minimum rate of 11.9%. All borrowings are required to be repaid by March 28, 2010. At December 31, 2007, the Company had US$1.3 million (equivalent to £0.6 million as at December 31, 2007) outstanding related to the US$5.0 million Loan Agreement included within other debt obligations.

Cash Flow Activity

The table below shows our net cash flow for the years ended December 31, 2006 and 2007.

	Year ended December 31,
	2006	2007	Change	% Change
	(in thousands)
Net cash provided by operating activities	£34,511	£14,453	£(20,058)	(58.1)%
Net cash used in investing activities	(61,700)	(27,880)	33,820	(54.8)%
Net cash provided by/(used in) financing activities	22,651	(2,928)	(25,579)	(112.9)%

Net decrease in cash and cash equivalents	£(4,538)	£(16,355)	£(11,817)	260.4%

Net cash provided by operating activities consists of five major ongoing components: profit/(loss) adjusted for net finance charges, income tax, depreciation and amortization, and certain other significant non-cash items; changes in working capital; changes in provisions; changes in other assets and liabilities; and interest paid. Within working capital, the major items are increases and decreases in payables and receivables. We include inter-company trade payables and receivables in those categories, as well as certain inter-company financial obligations that do not qualify as debt.

Net cash flow used in investing activities includes interest received on bank deposits and loans receivable from Group Companies and payments to acquire tangible fixed assets and subsidiaries, net of cash acquired.

Net cash flow provided by/(used in) financing activities includes the issuance of the Notes, loans provided by and repaid to Group Companies and repayments of capital lease obligations.

Net Cash Flow from Operations

Net cash provided by operating activities was £34.5 million and £14.5 million for the years ended December 31, 2006 and 2007, respectively. The decrease was primarily the result of (i) interest payments made on the Additional Notes (£6.0 million); (ii) a significant reduction in days payable outstanding with key access vendors (£5.0 million); and (iii) severance payments primarily driven by the May 10, 2007, restructuring plan (£1.5 million).

Net Cash Flow from Investing Activities

During 2007, capital expenditure increased by £12.1 million to £32.5 million when compared with 2006. The increase is primarily due to capital expenditure incurred by Fibernet relating to customer installations and capital expenditure associated with the delivery of the Vodafone network construction contract in 2007. This is partially offset by capital expenditure during 2006 associated with the security accreditation of our Customer Network Operations Centre, the fit-out of our London head office and the installation of the SAP enterprise software system.

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

Net cash outflow in connection with the acquisition of Fibernet in 2006 comprised £53.1 million paid to GC Acquisitions offset by £8.1 million net cash acquired.

During 2007, interest received increased by £0.9 million to £4.7m million when compared with 2006 primarily due to additional interest received on net loans made to GCE. See Item 7 “Major Shareholders and Related party Transactions”.

Net Cash Flow from Financing Activities

During 2007, finance lease repayments increased by £3.7 million to £9.1 million when compared with 2006 primarily due to the inclusion of Fibernet lease arrangements for a full year in 2007 and additional finance leases entered into during 2007.

In 2007 Fibernet Holding Limited, an affiliate, repaid a £3.6 million loan owed to us. Prior to the acquisition by GCUK, Fibernet Group transferred its German business operations to GCI, a wholly owned subsidiary of GCL, for consideration of £1 and the assumption of £3.6 million of debt outstanding to Fibernet. See Item 7 “Major Shareholders and Related party Transactions”.

In the fourth quarter of 2007, the Company received £2.0 million from a sale and buyback of certain network assets under a finance lease arrangement.

In 2006, net cash inflow from the issuance of the Additional Notes comprised £56.8 million gross proceeds less £1.4 million capitalizable financing fees. This cash inflow was partially offset by net loans made to GCE of US$50.4 million (equivalent to £25.3 million as at December 31, 2007) during this twelve month period. See Item 7 “Major Shareholders and Related Party Transactions”.

Indebtedness

At December 31, 2007, we had £249.8 million of outstanding indebtedness, primarily consisting of £248.9 million of Senior Secured Notes and £0.9 million in respect of other debt obligations. We were in compliance with all covenants in the Indenture as at December 31, 2007.

At December 31, 2007, a total of £32.2 million was outstanding in respect of finance lease obligations.

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

On December 28, 2006, the Issuer completed its offering of the Additional Notes. The £52.0 million aggregate principal amount of Additional Notes was priced at 109.25% of par value and the issue raised £56.8 million in gross proceeds. The Additional Notes were issued under the Indenture. The proceeds from the Additional Notes were used to finance the Fibernet acquisition.

Interest is payable in cash semi-annually on June 15 and December 15. The discount, premium and fees associated with the issuance of the Notes are amortized over the term of the Notes using the effective interest method.

The Notes are senior obligations of the Issuer and rank equal in right of payment with all of its future debt. The Guarantors have guaranteed the Notes as a senior obligation ranking in equal right of payment with all of their existing and future debt. The Notes are secured by certain assets of the Guarantors, including the capital stock of the Issuer, but certain material assets of the Guarantors do not serve as collateral for the Notes.

The Issuer may redeem the Notes in whole or in part, at any time on or after December 15, 2009, at redemption prices decreasing from 105.375% (for the US Dollar-denominated Notes) or 105.875% (for the pound sterling-denominated Notes) in 2009 to 100% of their principal amount in 2012 and thereafter, plus any accrued and unpaid interest. At any time before December 15, 2009, the Issuer may redeem either or both series of Notes, in whole or in part, by paying a “make-whole” premium, calculated in accordance with the Indenture. The Issuer may also redeem either or both series of Notes, in whole or in part at a price equal to their principal amount plus accrued and unpaid interest, upon certain changes in tax laws and regulations that cannot reasonably be avoided.

If we undergo specific kinds of changes in control, we or the Issuer must offer to repurchase the Notes at a redemption price equal to 101% of the principal amount.

The Notes were issued under the Indenture, which includes covenants and events of default that are customary for high-yield senior note issuances. The Indenture limits the Company and its restricted subsidiaries’ ability to, among other things (i) incur or guarantee additional indebtedness; (ii) pay dividends or make other distributions to repurchase or redeem its stock; (iii) make investments or other restricted payments; (iv) create liens; (v) enter into certain transactions with affiliates; (vi) enter into agreements that restrict the ability of its material subsidiaries to pay dividends; and (vii) consolidate, merge or sell all or substantially all of its assets.

Within 120 days after the period ending December 31, 2005 and each twelve month period thereafter, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of the Designated Cash Flow (as defined in the Indenture) from that period (the “Annual Repurchase Offer”). Designated Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the year ended December 31, 2007, we anticipate offering to purchase £1.2 million of the Notes, excluding accrued interest.

A loan or dividend by the Company to GCL and its affiliates is a restricted payment under the Indenture. Under the Indenture such a payment (i) may be made only if the Company is not then in default under the Indenture and would be permitted at that time to incur additional indebtedness under the applicable debt incurrence test; (ii) may generally be made only within ten business days of consummation of each Annual Repurchase Offer; and (iii) would generally be limited to 50% of the Company’s Designated Cash Flow plus the portion, if any, of the applicable Annual Repurchase Offer that the holders of the Notes decline to accept. In addition, so long as we are not then in default under the Indenture, we may make up to £10.0 million in the aggregate in restricted payments in excess of 50% of Designated Cash Flow for a given period; provided that any such excess payments shall reduce the amount of restricted payments permitted to be paid out of future Designated Excess Cash Flow. Under the GCL Term Loan Agreement, any future loans from the Company to GCL or GCL’s other subsidiaries must be subordinated to the payment of obligations under our parent’s Term Loan Agreement. The terms of any inter-company loan by the Company to GCL or GCL’s other subsidiaries are required by the Indenture to be at arm’s length and, if for a sum in excess of £5.0 million, must be approved by a majority of the disinterested members of our Board of Directors, including its independent members.

In August 2005, we filed a registration statement with the SEC in relation to an offer to exchange the Initial Notes for publicly tradable notes that have identical terms (except for terms concerning additional interest and transfer restrictions). The exchange offer was completed in September 2005. The exchange notes together with the unregistered Notes that remain outstanding after the completion of the exchange offer are treated as a single class of debt securities under the Indenture. The US Dollar-denominated exchange Notes are eligible for trading in the Private Offerings, Resales, and Trading through Automatic Linkages Market, commonly referred to as the Portal Market. As of September 27, 2005 when the exchange offer closed, the exchange offer was taken up by 99.93% of the holders of the $200.0 million 10.75% senior secured notes and 100% of the holders of the £105.0 million 11.75% senior secured notes.

In August 2007, we filed a registration statement with the SEC in relation to an offer to exchange the Additional Notes for publicly tradable notes that have identical terms (except for terms concerning additional interest and transfer restrictions). As of September 21, 2007 when the exchange offer closed, the exchange offer was taken up by 100% of the holders of the £52.0 million 11.75% Senior Secured Notes.

Our Lease Obligations

We have capitalized commitments for property, plant and equipment and computer software that qualify as obligations under finance leases. Our leases with Network Rail, the largest of our finance leases, includes fiber and equipment on the rail network with the last lease ending in 2018. At December 31, 2007, the total liability under the Network Rail leases was £17.0 million, a decrease in our liability of £3.1 million during the year. The other finance leases have a total liability of £15.2 million outstanding at December 31, 2007, and include voice equipment supporting various customers. Obligations under finance leases are recognized in current and non current liabilities in the consolidated balance sheets included within our consolidated financial statements.

Our operating leases cover both leases of real property and leases of equipment. The real property leases require us to make payments aggregating about £125.3 million. (see note 21 “operating lease commitments” within the consolidated financial statements).

C.	Research and development, patents and licenses

Not applicable

D.	Trend information

We believe that the most important factor affecting our future results will be our ability to retain our existing customers. We have long-term contracts with many of our enterprise customers, and our ability to renew those contracts at acceptable margins, and to attract new business, will be key to our financial success. Growing our relationships with our existing and new customers and migrating them to IP-based platforms are other important success factors.

We are seeing strong interest in our IP services and as a result we continue to win new business. Many government agencies and enterprises are at or nearing the point when they will refresh their more traditional technologies and take advantage of converged IP services. However, the telecommunications market in the UK remains highly competitive and the combination of attrition of existing customers and pricing pressures both for new business and renewals of existing customers has caused our revenues to remain essentially flat excluding the impact of the Fibernet acquisition.

To manage the attrition and pricing pressures we face we have implemented a number of initiatives, including (i) offsetting pricing pressures from renewals by seeking to increase the range and quantity of services we provide to the renewed customer; (ii) improving operational functions and processes with the aim of providing a greater efficiency in delivering services to customers; and (iii) where customers have committed to migrating to an alternate supplier, providing a more focused service to manage the transition with the twin aims of ensuring we maximize our revenue from such customers and managing the customer’s risks around the transition to the new supplier.

We continue to see strong customer demand in the carrier data channel. A number of our UK competitors continue to re-focus on larger customer contracts, which has presented us with increased selling opportunities. In addition to successfully cross-selling GCUK products to the customers acquired with Fibernet, we have been successful in cross-selling existing Fibernet products into our legacy GCUK customer base.

We have recently recruited additional sales staff to take advantage of opportunities identified within the UK market and anticipate that we will begin to realize benefits from this initiative during the second half of 2008.

Two of our principal customer relationships are with OGCbuying.solutions, with whom we have a contract for the provision of a managed telecom service, and with Camelot, the current holder of the license to operate the UK National Lottery. The managed telecom service contract with OGCbuying.solutions was for an initial term of 10 years; this term was initially extended until the end of December 2008 and in June 2007 was further extended until the end of December 2011. Camelot’s current license to operate the National Lottery expires in January 2009. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appoints Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network supplied by GCUK with a broadband satellite communications network supplied by another service provider. Camelot’s plans are to start the migration of the network shortly and to complete it by the time our contract is due to expire in January 2009. Although the precise impact on GCUK will depend on the details and timing of Camelot’s actual network transition, we expect that revenue from our relationship with Camelot will decline substantially through the third and fourth quarters of 2008 and the first quarter of 2009. Our revenue from sales to Camelot in 2007 was approximately £26.0 million.

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

Off balance sheet arrangements are defined as being any transaction, agreement or other contractual arrangement to which an entity unconsolidated by the Company, is a party, under which the Company has (i) any obligation under a guarantee contract; (ii) a retained or contingent interest in assets transferred; (iii) an obligation under a derivative instrument; or (iv) any obligation, including a contingent obligation, arising out of a variable interest.

We are not party to any off-balance sheet arrangements.

F.	Contractual Obligations

Tabular Presentation of Cash Commitments at December 31, 2007

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Debt obligations(1)	£463,517	£31,507	£59,394	£58,209	£314,407
Finance lease and hire purchase obligations	39,447	14,616	14,303	4,330	6,198
Other debt obligations	991	530	380	81	—
Operating lease obligations	125,306	17,445	32,773	20,006	55,082
Purchase obligations(2)	122,287	60,897	34,812	12,158	14,420
Pension obligations	13,376	1,207	2,546	2,716	6,907

Total	£764,924	£126,202	£144,208	£97,500	£397,014

(1)

The amounts presented include both principal and interest. The principal repayment of the Notes of approximately £257.4 million is included within the “More than 5 years” section of the table. As the Designated Cash Flow will vary from period to period we have not predicted early purchases of the Notes. The $200.0 million principal has been translated for all periods at the December 31, 2007, year-end rate of 1.9929 US Dollars to one pound sterling. The US Dollar interest included in the period up to five years has been calculated using the swap rate of 1.945 US Dollars for one pound sterling. The US Dollar interest included in periods of more than five years has been calculated using the bond rate of 10.75% and has been translated at a rate of 1.9929 US Dollars to one pound sterling. The pound sterling interest has been calculated using the bond rate of 11.75%.

(2)

Amounts represent contractual commitments to third parties to purchase network access services (£56.0 million), the undiscounted value of rental payments for restructured properties (£27.5 million), maintenance services for portions of our network (£16.2 million) and other purchase commitments (£22.5 million, which includes £10.4 million in respect of committed capital expenditure).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Issuer’s Board of Directors consists of the same individuals as ours. The business address of each director of the Issuer and the Company is 1 London Bridge, London, SE1 9BG, England. Certain of our senior managers have responsibilities for their respective functions in Europe in addition to their responsibility for our management. In most instances, our and our parent’s senior management is not employed by us, but by one of our affiliates.

Our Directors, executive management and senior management, and their ages and positions, are as follows:

Name	Age	Position
John McShane(1)(3)	46	Chairman; Executive Vice President and General Counsel, Global Crossing Limited

Anthony D Christie(1)(2)(4)	46	Managing Director, UK and Europe

Niall Anderson(1)(2)	42	Chief Marketing Officer—Europe, Middle East and Africa

George McDevitt(1)(2)(5)	41	Chief Financial Officer, UK and Europe

Richard Atkins(1)	56	Non-Executive Director

Ed McCormack(1)(6)	53	Non-Executive Director

Peter Chubb(2)(8)	51	Vice President, Operations

Peter Cladingbowl(2)	43	Vice President, Information Technology, UK and Europe

Isabel Howson(2)	51	Vice President, Human Resources—Europe, Middle East and Africa

Bernard Keogh(2)(7)	40	Regional General Counsel, Europe

Derek M Lister(2)	46	Vice President of Carrier Sales, UK

Dougald Robinson	52	Vice President, European Regulatory Affairs

Robert Turnbull(2)	55	Vice President, Access Management

(1)	Member of the GCUK Board of Directors

(2)	Member of the Company’s executive management.

(3)	José Antonio Ríos, who was the Chairman of GCUK Board of Directors, resigned from this role in June 2007

(4)	Phil Metcalf, who was the Company’s Managing Director, resigned from the GCUK Board of Directors effective April 2007.

(5)	George McDevitt was appointed to the GCUK Board of Directors in February 2008.

(6)	Ed McCormack was appointed to the GCUK Board of Directors following the resignation of John Hughes in January 2008

(7)	Bernard Keogh resigned from the GCUK Board of Directors in February 2008.

(8)	In April 2008, Peter Chubb resigned from the Company, with effect from May 2008. Until a permanent replacement is found his role will be performed by Peter Cladingbowl.

John McShane joined the board of GCUK in June 2005, and was appointed Chairman in July 2007. Mr. McShane was named executive vice president and general counsel of Global Crossing in March 2002. Mr. McShane oversees and manages all of our parent’s legal matters. Mr. McShane joined Global Crossing in February 1999 as our European assistant general counsel where he oversaw and managed legal affairs for the European region, including the build out of the PEC network. As assistant general counsel he also had responsibility for the oversight of worldwide sales and telecommunications network outsourcing transactions for Global Crossing’s Solutions business unit and major vendor supply agreements. Prior to joining Global Crossing, Mr. McShane spent twelve years at several international law firms, including positions as an associate at Simpson Thacher & Bartlett from 1987 through 1996 and as senior counsel at Shearman and Sterling, Cadwalader, Wickersham & Taft, and Brown & Wood, where his main focus was on representing major commercial banks, financial institutions and corporations in connection with a broad range of their corporate, commercial and financing activities.

Anthony D. Christie became Managing Director in March 2007. Mr. Christie was named executive vice president and chief marketing officer of Global Crossing in November 2003. From February 2002 through November 2003, Mr. Christie served as senior vice president, global product management, having previously served as senior vice president, business integration and strategic planning from November 2001. Prior to joining Global Crossing, Mr. Christie was vice president, business development and strategic planning for Asia Global Crossing from March 2000 through October 2001. In this position, Mr. Christie was accountable for all business and corporate development, joint venture and mergers and acquisitions activities, as well as overall strategic planning for Asia Global Crossing. Prior to joining Asia Global Crossing, Mr. Christie was general manager and network vice president at AT&T Solutions in New York City from November 1999 through March 2000, having also held the position of Global Sales and Operations vice president in AT&T’s outsourcing division from June 1998 through November 1999. From June 1997 through June 1998, Mr. Christie was a Sloan Fellow at MIT. Prior thereto, Mr. Christie held positions in AT&T’s International Operations Division that included an assignment as the regional managing director for the Consumer Markets Division in Asia.

Niall Anderson was appointed to the board of GCUK in February 2007. Mr. Anderson became Chief Marketing Officer, Europe, Middle East and Africa in September 2007. From April 2006 until this time he held the roles of regional vice president of enterprise sales and Managing Director Enterprise. In his capacity as Managing Director Enterprise, Mr. Anderson strengthened Global Crossing’s significant presence in the government, rail transportation and corporate sectors, leading the transformation of the sales strategy to develop new business outside GCUK’s core segments, creating a commercial business unit structured around closely targeted vertical markets and incorporating new capabilities in the financial services sector as a result of the Fibernet acquisition. In his current role as CMO, EMEA, Mr. Anderson takes responsibility for ensuring that Global Crossing’s product development and strategic market positioning reflects its regional focus and supports continued company growth as well as aligning with global corporate objectives. Mr. Anderson has more than 15 years’ experience in the telecommunications and IT industries. Before joining Global Crossing, he held a number of successful sales positions at Equant, including head of sales for UK and Ireland. At Equant, he restructured the sales organization, creating a demand-led strategy and developing a highly successful integration business. Prior to this, Mr. Anderson was involved in developing the service provider strategy at Sun Microsystems and held a variety of sales positions including regional sales manager, UK sales manager and vice president of UK sales at Axinter Communications & Integration, which later became Comparex Networks.

George McDevitt became a director of GCUK in February 2008. Mr. McDevitt joined Global Crossing in September 2007 as Chief Financial Officer for UK & Europe. Mr. McDevitt has almost 20 years experience as a finance professional with extensive experience at senior management and board level across Europe. Prior to joining Global Crossing, he spent 15 years at Oracle, most recently as Vice President of Finance covering UK, Ireland, Israel & South Africa, with extensive experience in merging over 20 acquisitions. Former roles at Oracle included Vice President of Finance for their Consulting practice across Europe, Middle East & Africa. Mr. McDevitt also set up a Shared Service Centre in Dublin and a Global Finance function in India. He sat on the CBI Regional Council and was a Trustee of the Central Berkshire Education Business Partnership (CBEBP), which is dedicated to developing young people’s skills, knowledge and experience. Mr. McDevitt is a qualified member of the Chartered Institute of Management Accountants.

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

Ed McCormack joined the board of GCUK in January 2008. From 2006 to 2007, Mr. McCormack acted as a strategic advisor to the President, and the wider Executive team, of FLAG Telecom. Prior to this, Mr. McCormack was an executive of FLAG Telecom for ten years, serving as a Member of the FLAG Board from 2000 to 2006. He served as the CFO from February 1996 to November 2000 and was appointed COO in March 2000. Prior to that time, Mr. McCormack spent 17 years with Bechtel, the engineering and construction company, where his final position was CFO of Bechtel Europe, Africa, Middle East and South West Asia.

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

Peter Cladingbowl serves as Vice-President, European and UK Information Systems. Previously, he was part of the Global Network Operations team where he held the position of Director Business Operations and was responsible for operational support systems and global network performance management. During this time, network availability rose to 99.99% and he put in place a strategy for intelligent network systems with the objective of both improving the overall customer experience and operational productivity by creating a “self aware” network. Mr. Cladingbowl joined Global Crossing from Racal Telecom where, as product planning and process manager, he developed and implemented an on-line product catalogue and order management system. In his early career with Global Crossing, Mr. Cladingbowl led the program to integrate business and network management systems. Mr. Cladingbowl has substantial experience in manufacturing and started his career as a geophysical engineer in the off-shore oil industry. He holds a BSC (Mech.) Eng from the University of Cape Town, South Africa.

Isabel Howson serves as Vice President of Human Resources for Global Crossing in the UK.

Ms. Howson has more than 25 years’ experience as an HR professional with extensive experience at senior management and board level. Her career spans multiple industries including telecommunications, financial services, modern manufacturing, and publishing.

Ms. Howson has extensive experience of implementing HR strategies to support organizational change and restructuring, employee relations and the management of growth through acquisition. Before joining Global Crossing in April 2007, she was HR Director for Fibernet Group Plc with responsibility for formulating and delivering its HR strategy for the UK and Europe. Prior to Fibernet, Ms. Howson held senior HR positions at Barclays Bank, where she was head of organizational change and introduced leadership and cultural change management programs, Rolls Royce and HarperCollins Publishers and has worked as a consultant on HR to the National Health Service and the telecommunications sector.

Bernard Keogh was appointed Regional General Counsel, Europe in January 2004. Prior to this, he held various roles within Global Crossing affiliates, which he joined in April 2000. From January 1999 to March 2000, he was the Chief Legal Adviser at the Commission for Communications Regulation, the telecommunications regulatory body in Ireland. From 1990 to 1999, he practiced law with William Fry, a leading corporate and commercial law firm in Dublin, Ireland. Mr. Keogh was a director of GCUK between July 2004 and February 2008.

Derek Lister joined GCUK in December 2006 following the acquisition of Fibernet where he served as director for all sales functions in the UK and Germany and was a member of the executive team. Mr. Lister was appointed as our Vice President of Carrier Sales, UK in February 2007 and serves on the Company’s senior management team.

Mr. Lister was responsible for the integration of the GCUK and Fibernet UK carrier sales functions into a single unit, structured around three teams, strategic accounts (focused on developing new business with existing major customers), carrier and ISP (tasked with generating growth through new relationships with tier-2 operators) and indirect channels (whose focus is on building co-operative relationships with partners who operate the virtual network model for their customers).

Mr. Lister has more than 22 years’ experience in the telecommunications and IT industries. Before joining GCUK, he spent six years with Fibernet and prior to this was business development director for ntl Broadcast, where he was heavily involved in bringing new and emerging technologies to market, including broadcast, mobile data and digital TV. Whilst at ntl, he created a new sales team selling to corporates and SMEs, which grew to be a $100.0 million business. He also served as chairman of the IPTV Forum in Europe between 1999 and 2000.

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

Robert Turnbull became Vice President, Access Management in May 2001. From January 1998 to January 2001, he was Director Carrier Relations for Axxon Telecom, a switched reseller operating in Europe. Mr. Turnbull was previously employed by T-Mobile, Germany as Director, International Business Development where he was responsible for acquisition of mobile licenses in Taiwan and Italy. Prior to T-Mobile, Mr. Turnbull worked for Cable & Wireless from 1973 to 1996 and held a number of technical, operational and management positions globally, including in the United States, Japan, Sweden and the United Kingdom.

B.	Compensation

Our Director and Executive Compensation

The aggregate remuneration (which consists of salary, bonus and other compensation) paid by us or by a member of the GCL group of companies to all of our directors and executive management (totaling thirteen persons(1)) for the 2007 financial year was approximately £2.0 million(2). This does not include the compensation paid to John McShane and José Antonio Ríos as they are not directly involved in the day-to-day management of GCUK. Of this aggregate compensation, approximately £1.1 million was paid in salaries. For 2007, the highest paid director or executive received £0.5 million, including salary, bonuses, benefits-in-kind and pension contributions.

Except for Mr. Atkins and Mr. Hughes (replaced by Mr. McCormack in January 2008), who were paid £90,000 in aggregate, we did not compensate our directors independently for their services in their capacity as members of the Board of Directors.

(1)

This number includes the directors and executive management that served throughout 2007 together with those members of the Company’s Directors and executive management who either left (José Antonio Ríos) or joined (George McDevitt, Peter Chubb, Peter Cladingbowl and Isabel Howson) the Company during 2007. The remuneration of each of these persons, with the exception of John McShane and José Antonio Ríos, for the 2007 financial year is included in the above aggregate remuneration figure.

(2)

Bernard Keogh’s compensation was translated from euros to pounds sterling at £1.00 = €1.4665 the average rate for the year ended December 31, 2007. Anthony Christies compensation was translated from US Dollars to pounds sterling at £1.00 = $2.0014 the average rate for the year ended December 31, 2007.

Our directors and executive management (excluding those members of the Company’s executive management who left the Company during 2007 and whose stock based awards were exercised or lapsed in 2007) held the following stock based awards (including stock options), as of March 31, 2008:

Directors and Senior management stock options 2007

Name	Number of Securities Underlying Options/ SARs Granted		Exercise or Base Price ($/Sh)	Option expiration date/RSU vesting date
John McShane	50,000		10.16	December 9, 2013
	15,000		15.39	December 15, 2014
	2,550	*(1)		March 8, 2009
	15,000	*		June 14, 2008
	15,000	*		March 7, 2009
	2,006	*		December 31, 2008
	10,000	*		March 13, 2010
	12,000	*		December 31, 2009
	16,000	*		March 4, 2011
	32,000	*		December 31, 2010

169,556

Anthony Christie	38,000		10.16	December 9, 2013
	15,000		15.39	December 15, 2014
	2,550	*(1)		March 8, 2009
	13,000	*		June 14, 2008
	11,000	*		March 7, 2009
	1,534	*		December 31, 2008
	10,000	*		March 13, 2010
	12,000	*		December 31, 2009
	28,000	*		March 4, 2011
	14,000	*		December 31, 2010

145,084

Niall Anderson	3,300	*		March 7, 2009
	460	*		December 31, 2008
	2,200	*		March 13, 2010
	2,600	*		December 31, 2009
	1,500	*		March 4, 2011
	1,500	*		December 31, 2010

11,560

George McDevitt	2,700	*		March 13, 2010
	3,200	*		December 31, 2009
	3,500	*		March 4, 2011
	3,500	*		December 31, 2010

12,900

Peter Chub	3,500	*		March 4, 2011
	3,500	*		December 31, 2010

7,000

Peter Cladingbowl	1,500	*		March 4, 2011
	1,500	*		December 31, 2010

3,000

Isabel Howson	1,500	*		March 4, 2011
	1,500	*		December 31, 2010

3,000

Bernard Keogh	667		15.39	December 15, 2014
	3,500	*		June 14, 2008
	3,000	*		March 7, 2009
	413	*		December 31, 2008
	2,400	*		March 13, 2010
	2,900	*		December 31, 2009
	3,500	*		March 4, 2011
	3,500	*		December 31, 2010

19,880

Name	Number of Securities Underlying Options/ SARs Granted		Exercise or Base Price ($/Sh)	Option expiration date/RSU vesting date
Derek Lister	700	*		March 13, 2010
	800	*		December 31, 2009
	1,500	*		March 4, 2011
	1,500	*		December 31, 2010

4,500

Dougald Robinson	667		15.39	December 15, 2014
	2,200	*		June 14, 2008
	1,900	*		March 7, 2009
	271	*		December 31, 2008
	1,300	*		March 13, 2010
	1,500	*		December 31, 2009
	1,500	*		March 4, 2011
	1,500	*		December 31, 2010

10,838

Robert Turnball	1,675		10.16	December 9, 2013
	2,000		15.39	December 15, 2014
	2,200	*		June 14, 2008
	1,900	*		March 7, 2009
	271	*		December 31, 2008
	1,300	*		March 13, 2010
	1,500	*		December 31, 2009
	3,000	*		March 4, 2011
	3,000	*		December 31, 2010

16,846

*	Restricted stock units

(1)	Vesting occurs in two tranches on March 8, 2008 and March 8, 2009

Our Parent’s Director and Executive Compensation

Our Parent’s 2007 Annual Bonus Program

On March 13, 2007, our parent’s board of directors adopted the GCL annual bonus program for 2007 (“2007 Bonus Program”) at the recommendation of our parent company’s compensation committee. Substantially all non sales employees of Global Crossing and its affiliates, including our executive directors and management, participated in the 2007 Bonus Program. The program is intended to retain such employees and to motivate them to help Global Crossing achieve its financial and business goals.

Actual awards under the 2007 Bonus Program would be paid only if GCL achieved specified earnings and cash use goals. After reviewing GCL’s financial performance, the GCL Compensation Committee determined that the GCL had achieved performance above the threshold earnings measure under the 2007 annual bonus program. GCL did not achieve the threshold performance measure relating to the cash use goal. The payout under the 2007 bonus program was 26.9% of annual bonus target. The entire bonus was paid in GCL common shares valued at their closing price on the NASDAQ Global Select Market on March 17, 2008.

Establishment of Our Parent’s 2008 Bonus Program

On March 4, 2008 our parent company’s board of directors adopted the Global Crossing annual bonus program for 2008 (the “2008 Bonus Program”) at the recommendation of our parent’s compensation committee. Substantially all non-sales employees of Global Crossing and its affiliates participate in the 2008 Bonus Program. The program is intended to retain such employees and to motivate them to help Global Crossing achieve its financial and business goals.

Each participant is provided a target award under the 2008 Bonus Program expressed as a percentage of his or her base salary. Actual awards under the 2008 Bonus Program will be paid only if our parent achieves specified performance goals for 2008 relating to earnings (the “EBITDA Metric”) (representing 70% of the overall target opportunity), the net change in cash and cash equivalents (the “Cash Use Metric”) (representing 20% of the overall target opportunity) and/or customer satisfaction (the “Customer Specific Metric”) (representing 10% of the overall target opportunity). The payout for each performance opportunity is calculated independently of the other once financial results for 2008 have been determined. Specifically, each participant will earn (i) 40% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved, (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity is achieved or (iii) 140% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved or exceeded. Attainment of these objectives at threshold level is intended to require satisfactory financial performance; target payout is intended to require more than satisfactory performance; and maximum payout is intended to require performance that significantly exceeds our parent company’s expectations. The Compensation Committee may in its discretion calculate the performance results without regard to items deemed by the committee to be extraordinary, nonrecurring or unusual in nature, and other adjustments may be made based on plan terms. Straight-line interpolation will be used to determine the payout for performance between the threshold and target goals or between the target and maximum goals. No payout will be made for performance below threshold.

Bonus payouts under the 2008 Bonus Program will be made in fully vested common shares issued under the 2003 Global Crossing Limited Stock Incentive Plan; provided that our parent’s compensation committee retains discretion to change the allocation between shares and cash.

Our Parent’s Stock Incentive Plan

Certain of our directors, officers and employees benefit from our parent’s 2003 Global Crossing Limited Stock Incentive Plan, as amended through June 2007, (“2003 Plan”). Moreover, certain people with significant operational control over us are not actually employed by us but by our parent or its affiliates and they also benefit from this plan. We do not have any other independent stock incentive plan.

In contrast to bonuses that are paid for prior year accomplishments, equity grants represent incentives tied to future stock price appreciation. They are intended to provide participants with a direct incentive to enhance shareholder value. Equity grants are awarded at the discretion of our parent’s compensation committee and are primarily based on an evaluation of competitive market data, an individual executive’s performance and the anticipated contribution that the executive officer will make to Global Crossing. Global Crossing makes equity grants under the 2003 Plan.

In 2005 and 2006, executive officers and select key employees received their grants in the form of restricted stock units, (“RSUs”). The 2005 grant provided that approximately half of the RSUs would vest solely based on the continued employment of the participant through June 14, 2008 and approximately half would vest on December 31, 2007, based on corporate financial performance for the combined 2005 and 2006 fiscal years. The 2006 grant provided that approximately half of the RSU’s would vest solely based on continued employment of the participant through March 7, 2009 and approximately half would vest on December 31, 2008, based on corporate financial performance for the combined 2006 and 2007 fiscal years. An RSU entitles the participant to receive a share of unrestricted common stock of our parent company on the vesting date.

At the March 13, 2007 meeting, our parent’s compensation committee determined that none of the financial performance measures had been met in respect of the 2005 grants and that there would be no vesting of the half of the RSUs dependant upon the achievement of such financial measures. Vesting of time-based RSUs on June 14, 2008 remains in effect for those participants who remain employed with Global Crossing on that date. At its meeting on March 4, 2008, our parent company’s compensation committee determined that GCL achieved gross margin in its enterprise, carrier data, and indirect channel segment above the threshold gross margin measure in respect of the 2006 grants. GCL did not achieve the threshold performance measures relating to earnings and cash use. It was established that the 2006 Performance Shares payout will be 11.8% of target amounts. All 2006 Performance Shares will vest on December 31, 2008, subject to continued employment through that date.

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

Each participant’s target performance share opportunity comprises three separate award opportunities: One based on a goal related to combined 2007 and 2008 EBITDA Metric performance in an amount equal to 40% of the overall target opportunity; one based on a goal related to combined 2007 and 2008 Cash Use Metric performance in an amount equal to 40% of the overall target opportunity; and one based on a goal for combined 2007 and 2008 revenue minus cost of access expense for our parent’s “Invest and Grow” operating segment (“Invest and Grow Metric”) in an amount equal to 20% of the overall target opportunity. Performance shares with respect to each of the EBITDA Metric opportunity, the Cash Use Metric opportunity and the Invest and Grow Metric opportunity will be earned only if our parent achieves specified financial performance goals relating to that opportunity. Specifically, each grantee will earn (i) 50% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved, (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity is achieved or (iii) 150% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved or exceeded. Attainment of these objectives at threshold level is intended to require satisfactory financial performance; target payout is intended to require more than satisfactory performance; and maximum payout is intended to require performance that significantly exceeds our parent company’s expectations. Straight-line interpolation will be used to determine the payout for performance between the threshold and target goals or between the target and maximum goals. No payout will be made for performance below threshold and the payout for performance above maximum is capped at 150% of target opportunity.

On March 13, 2007, our parent company’s compensation committee also reviewed a number of internal and external factors relating to compensation and to the retention and motivation of key management talent. These factors included:

•

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

•

the current critical stage of GCL’s development and the need for a significant and well executed effort to successfully integrate acquired businesses while at the same time achieving continued organic growth, identifying and executing on other potential acquisition opportunities and realizing our parent’s strategic vision; and

•	the competitive labor market in telecommunications and other technology businesses, fostering increased demand for experienced leadership.

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

In connection with the Company’s annual long-term incentive program for 2008, on March 4, 2008, the Company awarded 20,500 restricted stock units to employees which vest on March 4, 2011 and 20,500 performance share opportunities to employees which vest on or before March 15, 2011, in each case subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each participant’s target performance share opportunity is based on total shareholder return over a three year period as compared to two peer groups. Depending on how the Company ranks in total shareholder return as compared to the two peer groups, each grantee may earn 0% to 200% of the target number of performance shares. No payout will be made if the average ranking of the Company’s total shareholder return relative to each of the two peer groups (weighted equally) is below the 30th percentile, and the maximum payout of 200% will be made if such average ranking is at or above the 80th percentile. In the event of a change of control (as defined in the 2003 Global Crossing Limited Stock Incentive Plan), the performance share opportunity payout shall be determined on the basis of the Company’s relative total shareholder return against such indices (as described above) calculated through the relevant termination or change of control date.

Employment Agreements

Our affiliates have entered into separate employment agreements with Messrs. Christie, Keogh, and McShane. We do not have employment agreements with these individuals. We have entered into contracts for services with Messrs. Atkins and McCormack. In addition, the terms of Messrs. McShane’s and Christie’s employment have been defined, in part, by the Global Crossing Limited Key Management Protection Plan (“GCLKMPP”).

In connection with our parent company’s emergence from bankruptcy, it adopted the GCLKMPP on December 9, 2003, to provide enhanced severance benefits for the executive officers and certain other key employees of the Company named in the GCLKMPP.

The GCLKMPP is intended to retain executive officers and other key executives by mitigating their concerns about financial hardship in the event of an involuntary actual or constructive termination without “cause” (as defined in the plan). The GCLKMPP was originally adapted by GCL on December 9, 2003, and provided enhanced severance benefits for the executive officers and certain other key employees of the GC Group named in the GCLKMPP. Specifically, if a participant’s employment were terminated by our parent (other than for cause or by reason of death or disability), or if he or she were to terminate employment for “good reason” (generally, an unfavorable change in employment status or compensation), the GCLKMPP, as amended effective December 31, 2007, entitles him or her to receive (i) a lump sum payment equal to the “severance multiplier” of 1 times or 2 times of his or her annual base salary plus target bonus opportunity (reduced by any cash severance benefit otherwise paid to the participant under any other applicable severance plan or severance arrangement); (ii) a prorated portion of the annual target bonus for the year in which the termination occurred subject to minimum target bonus amounts established for purposes of calculating severance; (iii) continuation of life and health insurance coverages for a number of years equal to the severance multiplier; and (iv) payment for outplacement services in an amount not to exceed 30% of his or her base salary.

We entered into contracts for service with each of Mr. Atkins and Mr. McCormack whereby each was appointed a director for an initial period of two years. The contract with Mr. Atkins was, on its expiration, renewed for an additional period of two years. The contract with Mr. Atkins provides that he serve on and chair the Audit Committee of our Board of Directors. The contract with Mr. McCormack provides that he serve on the Audit Committee of our Board of Directors. Each contract may be terminated upon one month’s written notice from either party. We are also entitled immediately to terminate the contract in certain specified circumstances.

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

We share certain employees with our parent. In certain instances, people have functions within our Company but are not employed by us. These employees are employed by our parent or one of our parent’s subsidiaries. Similarly, certain people are employed by us but devote some amount of their time to either our parent or one of our parent’s other subsidiaries.

The number of employees at year end for each of the years ended December 31, 2005, 2006 and 2007 was 567, 752 and 716, respectively.

The following table provides information about our employees as at December 31, 2007. In addition to the responsibilities that certain of these employees have within our business, they will devote a proportion of their time to supporting the other legal entities within their respective functional areas in Europe.

Function group	Full time	Part time	Total
Access Management	11	0	11
Carrier Sales	18	1	19
Carrier Sales Support	5	0	5
Conferencing	3	0	3
EST Client Support & Engineering	50	0	50
EST Sales	36	0	36
Executive	3	2	5
Field Operations	358	9	367
Finance	46	3	49
Global Operations	62	3	65
Human Resources	8	0	8
Indirect Channel-Global Partner Program	1	0	1
Information Systems	40	3	43
IT Applications	2	0	2
IT Operations	1	0	1
Legal	5	1	6
Marketing	17	1	18
Procurement	4	0	4
Real Estate	9	0	9
Service Platform Engineering	2	1	3
Strategic Development	1	0	1
Transport & Infrastructure Eng	10	0	10

Total	692	24	716

We believe employee relations are excellent, with no significant time lost to industrial action in recent years.

We have a recognition and procedural agreement with the Transport and Salaried Staff’s Association and the National Union of Rail, Maritime and Transport Workers unions for various of our 44 staff on former railway terms and conditions. The agreement provides procedural arrangements for dealing with any collective issues relating to all contractual conditions of employment, including pay and benefits, working hours, holiday entitlements and principles of grading structures.

E.	Share Ownership

See Item 6.B. “Compensation” and Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for a discussion of the information required by this item.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of April 14, 2008, the following shareholders were the beneficial owners of 5% or more of each class of GCL’s voting securities: STT Crossing Ltd. beneficially owned 29,356,431 common shares and all 18,000,000 senior preferred shares of GCL; FMR Corp. beneficially owned 7,961,650 common shares and Iridian Asset Management LLC beneficially owned 5,277,643 common shares.

As of April 14, 2008, there were 55,467,584 shares of common stock and 18,000,000 senior preferred shares issued and outstanding in respect of GCL. The senior preferred shares are convertible pursuant to a certificate of designations into GCL common stock on a one-for-one basis (subject to dilution adjustment).

As such, the combination of common stock and senior preferred shares held by STT Crossing Ltd. and any of its subsidiaries that are shareholders of GCL from time to time constitute 64.5% of GCL’s aggregate outstanding voting stock. To our knowledge, STT Crossing Ltd. has sole voting and investment power with respect to these shares.

Based on information provided in Form 4 filed by such entities on January 22, 2008, STT Crossing Ltd. is an indirect subsidiary of Temasek Holdings (Private) Limited (“Temasek”) and is located at 10 Frere Felix De Valois Street, Port Louis, Mauritius. Temasek, through its indirect ownership of STT Crossing, may be deemed to have voting and dispositive power over the shares; however, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such shares.

B.	Related Party Transactions

Inter-company Agreements

Upon the closing of our offering of the Initial Notes, we entered into a series of inter-company agreements with GCL and certain of our affiliates that were effective as of October 1, 2004 to formally document the way in which these relationships are governed and formalize the method of payment for the services under these agreements. Fees for these services are generally estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The inter-company agreements document terms that are substantially the same as those that informally governed the relationship between our parent company and us prior to the closing of the offering of the Initial Notes, with the exception of the payment terms. Our Board of Directors approved the terms of each inter-company agreement. Each agreement may be terminated (i) at the request of any party to such agreement with one year’s prior written notice; or (ii) immediately in the event of a change of control under the Indenture or the maturity, redemption or defeasance of the Notes, in each case pursuant to the terms of the Indenture.

Corporate Services Agreement

We have entered into a corporate services agreement with GCL specifically Global Crossing Development Corp (“GCDC”), and GCE. The agreement is effective as from October 1, 2004. Both GCDC and GCE are subsidiaries of GCL. Pursuant to the agreement’s terms, the other parties to the agreement will provide, or have third-party agents provide, certain corporate services to us on a non exclusive basis, including information systems, legal, tax, finance and accounting, mergers and acquisitions, management, human resources, office and facilities, corporate development, network engineering, risk management, and product development. The agreement also provides for the allocation of (i) management bonus, (ii) charitable contributions and (iii) depreciation and amortization of certain shared assets. We are not obligated to use the corporate services provided for in the agreement. If, at any point during the agreement’s term, the parties no longer provide a corporate service to GCL’s other subsidiaries, they are not obligated to provide such service to us.

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

Payment of any Restricted Corporate Services Fee (as defined in the Indenture governing our Notes) under the agreement may only be made to the extent permitted under the terms of the Indenture governing the Notes. Under the agreement, “Restricted Corporate Services” means the amount of service fees under the agreement (excluding the amount of any management bonuses) for a fiscal year that exceed the Service Fee Limit for such fiscal year minus any such service fees required to be paid by law, regulation or any competent governmental taxing authority. Under the agreement, “Service Fee Limit” means an amount in pounds sterling, calculated on an annual basis that (i) for the three months ending December 31, 2004, shall equal £2.9 million; (ii) for 2005 shall equal £11.6 million; and (iii) for each fiscal year thereafter is equal to the product of (x) the service fees paid by us under the agreement (excluding the amount of any management bonus) for the preceding fiscal year and (y) 1.50; provided, however, that the amount determined under clause (iii) may not exceed £23.2 million.

Amounts due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The corporate services provided for in the agreement cost us approximately £8.0 million and £8.9 million for the years ended December 31, 2006 and 2007, respectively.

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

•

with respect to staffing and administrative assets, pro rata allocation will be based on either (i) a reasonable estimate of resources committed; or (ii) a reasonable estimate of time spent on such services to GCUK, plus a reasonable markup based on the OECD guidelines;

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

Fees due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The use of assets provided for in the agreement cost us approximately £0.6 million and £0.5 million for the years ended December 31, 2006 and 2007, respectively.

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

GCUK’s portion of the operating expenses relating to its use of international voice over GCL’s sub-sea network, or applicable sub-sea costs, will be based on our international long distance voice revenue as a percentage of GCL subsidiaries’ consolidated total international revenue multiplied by GCL’s consolidated cost of operating sub-sea cable or, alternatively, on such basis as may reasonably be considered to be within the OECD guidelines. Pursuant to the agreement’s terms, GCSEL will obtain sub-sea voice transport and termination services for us from GCL’s other subsidiaries and voice transport and termination services for GCL’s other subsidiaries from us, administer billings between us and GCL’s other subsidiaries for fees incurred in connection with voice transport and termination services, and provide related administrative tasks and services. Fees due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The services provided for in the agreement provided income for us of approximately £1.6 million and £0.4 million for the years ended December 31, 2006 and 2007 respectively.

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

Agreement to Acquire Fibernet from GC Acquisitions

On December 28, 2006, we entered into a share purchase agreement with GC Acquisitions under which we purchased the entire issued share capital of Fibernet Group Limited from GC Acquisitions for a purchase price of approximately £53.1 million. See “Information on the Company—The Fibernet Acquisition”.

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

Intercompany Loans

On April 12, 2006, the Company entered into a credit agreement with GCE. As at December 31, 2007, there were loans of US$50.4 million (equivalent to £25.3 million as at December 31, 2007) due under the credit agreement. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the designated cash flow, as permitted and defined under the Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, and have an effective interest rate of 13.5%. The full principal amount of the indebtedness under the credit agreement is due and payable on the earlier of (1) five business days prior to December 15, 2014, which is the date of maturity of our Senior Secured Notes and (2) upon notice to Global Crossing Europe Limited by us in the event of an early repayment of the Senior Secured Notes attributable to an event of default under the Indenture. GCUK also made loans to other Group Companies of US$30.4 million in April 2006 which were repaid in May 2006.

On April 11, 2007, the Company entered into a US$15.0 million commitment to GCE in accordance with the Indenture and under the same terms and conditions set forth in the intercompany credit agreement. On May 2, 2007 the Company made a loan to GCE pursuant to this commitment in the amount of US$5.0 million, which was repaid in full on June 30, 2007. In the year ended December 31, 2007, total finance revenue of £0.1 million has been recognized in the consolidated income statements in respect of this loan. This commitment has subsequently lapsed.

As of December 31, 2006 and December 31, 2007, there were loans of £3.6 million and £nil, respectively, due from Fibernet Holdings Limited, a GC Group Company. Prior to the acquisition by GCUK, Fibernet Group transferred its German business operations to GCI, a wholly owned subsidiary of GCL, for consideration of £1 and the assumption of £3.6 million of debt outstanding to Fibernet. This intercompany loan which had similar terms as the loan described above except the interest rate was 9.75% was repaid in full to the Company on June 30, 2007.

There were no loan balances due to Group Companies as at December 31, 2007.

The Security Arrangement Agreement

Concurrently with the completion of the offering of the Initial Notes, GCL issued $250.0 million aggregate principal amount of the mandatory convertible notes. STT Crossing Ltd. was the holder of all the mandatory convertible notes. On December 23, 2004, we entered into a security arrangement agreement that governed the relationship between us, the Issuer, the holders of the Notes and the holders of the mandatory convertible notes.

The security arrangement agreement substantially limited the rights of the trustee, the collateral agent and the noteholders to exercise their remedies under the security documents for the Notes. The security arrangement agreement provides that, until the earlier of (i) repayment in full of the mandatory convertible notes; and (ii) the disposal by STT Communications Ltd. and its affiliates of any and all of their interest in the mandatory convertible notes, the trustee, the collateral agent and the noteholders may not sell or dispose of any of the assets of GCUK or any of its subsidiaries pursuant to an enforcement action under the security documents, with certain specified exceptions.

See Item 3.D. “Risk Factors—Risks Related to the Notes and our Organizational Structure—The ability of the collateral agent to foreclose on the secured property may be limited.” The security arrangement agreement expressly states that, except as expressly set out therein, nothing in the security arrangement agreement shall affect the rights and remedies of the trustee and the noteholders as unsecured creditors under the Notes and the guarantee.

The security arrangement agreement also provided that without the consent of the holders of the mandatory convertible notes (i) the Indenture may not be amended; and (ii) subject to certain exceptions, the noteholders may not take, accept or receive the benefit of any guarantee or lien in respect of the notes from our parent company or any of its subsidiaries (other than GCUK and its subsidiaries).

On August 27, 2007, STT Crossing Ltd. converted the mandatory convertible notes into shares of GCL common stock. Upon such conversion, the debt interests of STT Crossing Ltd. were terminated. Following the conversion this agreement ceased to apply.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

A.7.	Legal Proceedings

None.

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

GCUK’s articles of association include the following provision: (i) in certain circumstances, preemption rights conferred on existing members and any other restrictions on transfer of shares are (in each case) disapplied, and the directors are forbidden from declining to register, or suspending registration of, any such transfer of shares; and (ii) the consent of the holders of not less than three-fourths in nominal value of the issued share capital of the company is required for any resolution to wind-up the company as a result of any bankruptcy or insolvency proceedings applied to other group members incorporated outside the United Kingdom, including without limitation any proceedings under chapter 11 of the United States Bankruptcy Code or any statutory modification or re-enactment thereof. Subject to the requirements of the Companies Act 1985, as amended by the Companies Act 2006, the members shall not pass a special resolution to wind up the company voluntarily pursuant to section 84 of the Insolvency Act 1986 or any statutory modification or re-enactment thereof solely as a result of the existence of insolvency or bankruptcy proceedings affecting other group members incorporated outside the United Kingdom, including without limitation any proceedings under chapter 11 of the United States Bankruptcy Code or any statutory modification or re-enactment thereof.

GCUK’s articles of association do not prevent a director who has properly disclosed his interest in any contract or arrangement from counting towards the quorum in any meeting or voting in connection with such contract or arrangement. Subject to the requirements of the Companies Act 1985, as amended by the Companies Act 2006, the memorandum of association and the articles of association, the directors may exercise all powers of the Company (including the right to borrow) other than as may be specifically prescribed by the shareholders by special resolution. The directors are not required to retire annually and the 70-year age limit for directors does not apply to the Company. The articles of association may be altered by a special resolution of the shareholders.

For further information, see GCUK’s Memorandum and Articles of Association filed as Exhibit 3.2 to the registration statement on Form F-4 filed on June 8, 2005.

C.	Material Contracts

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

The Notes mature on December 15, 2014, and interest on the Notes is due each June 15 and December 15. The Notes are senior secured obligations of the Issuer and rank equal in right of payment with all of its future debt. The Guarantors have guaranteed the Notes as a senior obligation ranking equal in right of payment with all of their existing and future senior debt.

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

The Indenture contains certain covenants which, among other things, restrict our ability to (i) incur or guarantee additional indebtedness; (ii) pay dividends or make other distributions to repurchase or redeem our stock; (iii) make investments or other restricted payments; (iv) create liens; (v) enter into certain transactions with affiliates; (vi) enter into agreements that restrict the ability of our material subsidiaries to pay dividends; and (vii) consolidate, merge or sell all or substantially all of our assets.

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

In August 2007, we filed a registration statement with the US Securities and Exchange Commission in relation to an offer to exchange the £52 million Additional Notes for publicly tradable notes that have identical terms (except for terms concerning additional interest and transfer restrictions). The exchange offer was completed in September 2007. As of September 21, 2007 when the exchange offer closed, the exchange offer was taken up by 100% of the holders of the £52 million 11.75% senior secured notes.

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

Debenture

As security for our obligations under the Indenture, the Issuer and ourselves agreed to grant a charge upon certain of our assets pursuant to a debenture, dated as of December 23, 2004, among GCUK and the Issuer as chargors and The Bank of New York as collateral agent. By a supplemental indenture dated December 28, 2006, Fibernet agreed to unconditionally guarantee all of our and the Issuer’s obligations under the Indenture. By a debenture dated December 28, 2006, Fibernet granted a charge over certain assets as a security for our and the Issuer’s obligations under the Indenture.

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

•

any rights, title, interest or obligations under certain specified excluded contracts, including (i) any contracts in which our counterparty is a UK governmental entity; and (ii) any contract in which our counterparty is a contractor or subcontractor to a UK governmental entity (these excluded contracts include those with the FCO, OGCbuying.solutions and other important customers);

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

Security Arrangement Agreement

Concurrently with the offering of the Initial Notes, GCL issued $250.0 million aggregate principal amount of mandatory convertible notes to STT Crossing Ltd. On December 23, 2004, we entered into a security arrangement agreement with the Issuer, certain affiliates of STT and The Bank of New York as trustee and collateral agent. The agreement ceases to apply at such time as the mandatory convertible notes are converted into shares (and warrants convertible into shares) of common stock of GCL.

On December 28, 2006, Fibernet acceded to the Security Arrangement Agreement.

On August 27, 2007, STT Crossing Ltd converted the $250.0 million mandatory convertible notes into shares of GC common stock of GC at which time the Security Arrangement Agreement ceased to apply.

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

Under the intercreditor agreement, the trustee, acting as collateral agent, will hold the liens and security interests in the collateral granted pursuant to the security documents for the Notes with sole authority to exercise remedies under the security documents. The collateral will secure all obligations owed to (i) the collateral agent under the intercreditor agreement and the security documents; (ii) the trustee and the holders of the Notes under the Indenture; and (iii) the interest hedge secured party under the interest hedge contract.

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

On August 27, 2007, STT Crossing Ltd. converted the $250.0 million mandatory convertible notes into shares of GC common stock. Following the conversion of the $250.0 million mandatory convertible notes, the Affiliate Subordination Agreement ceased to apply. Any future loans by GCUK and its subsidiaries to other Group Companies will be subordinated to the Group Companies’ obligations under the GCL $350.0 million credit agreement described below.

Term Loan Agreement

On May 9, 2007, GCL entered into a $250.0 million fiver-year senior secured term credit facility (as amended, the “Term Loan Agreement”) with certain subsidiaries of GCL under which Goldman Sachs Credit Partners L.P. acts as administrative and collateral agent for a group of lenders. The term loan was increased to $350.0 million pursuant to an amendment to the Term Loan Agreement executed on June 1, 2007.

Although we and our subsidiaries are not guarantors of our parent’s obligations under the Term Loan Agreement, all future intercompany loans from us to our parent or any of its subsidiaries which has guaranteed such facility (i.e., substantially all GCL subsidiaries other than GCUK and its subsidiaries and GCL subsidiaries doing business in Latin America) must be subordinated to the payment of obligations under the GCL Term Loan Agreement.

GCE’s and GCL’s obligations in respect of the outstanding loans under the credit agreement are not subordinated to their obligations under the GCL Term Loan Agreement since such loans were made prior to the date such facility came into effect. See Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions—Intercompany Loans”.

Network Rail

We lease certain telecommunications cable and related equipment from Network Rail under a finance lease agreement between GCUK (then BR Telecommunications Limited) and Network Rail (then Railtrack plc), dated June 30, 1994. The lease also covered certain copper cable and PABX equipment. In connection with its plan to modernize the signaling system on the UK railways, Network Rail issued a notice to terminate the lease of such copper cable and PABX equipment, which termination became effective March 2005. On November 10, 2004, we entered into a capacity purchase agreement with Network Rail that provides us the right to use capacity over such copper cable and the PABX equipment until March 2010. A deed of grant between GCUK (then BR Telecommunications Limited) and Network Rail (then Railtrack plc), dated February 9, 1994, grants GCUK easement rights to retain its equipment and install new equipment on Network Rail’s property. For a summary of these agreements and our relationship with Network Rail, see Item 4.B. “Information on the Company—Business Overview—Network Rail and British Railways Board.”

D.	Exchange Controls

None

E.	Taxation

UK Tax

The following summary describes certain UK tax consequences of the ownership of the Notes but does not purport to be comprehensive. Except where expressly stated, the summary relates only to the position of those persons who are the absolute beneficial owners of their notes and the interest thereon and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon provisions of UK tax law and HM Revenue & Customs practice as of the date hereof. These provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in UK tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of the notes should consult their own tax advisers concerning UK tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of the Notes are made hereby.

Interest on the Global Notes

The Notes constitute “quoted Eurobonds” within the meaning of section 882 of the UK Income Tax Act 2007 (“ITA”) provided they are listed on a “recognized stock exchange” within the meaning of section 1005 of ITA. The Irish Stock Exchange is currently recognized for these purposes. Accordingly, as the Notes are listed on the Irish Stock Exchange, payments of interest on the Notes may be made without withholding on account of UK income tax.

Interest on the Notes constitutes UK source income for UK tax purposes and, as such, may be subject to income tax by direct assessment upon the noteholder even where paid without withholding except in the hands of a holder who is exempt from UK income tax under the terms of an applicable double tax treaty or otherwise. However, UK source interest received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a noteholder who is not resident for tax purposes in the United Kingdom unless that noteholder carries on a trade, profession or vocation in the United Kingdom through a UK branch, agency or permanent establishment in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agents (such as brokers and investment managers).

Accrued Income Scheme—Individual Noteholders

For the purposes of the provisions known as the “Accrued Income Scheme,” a transfer of a note by a holder who is resident or ordinarily resident in the UK or a holder who carries on a trade in the UK through a branch or agency to which the Note is attributable, may give rise to a charge to tax on income in respect of an amount as represents any accrued but unpaid interest at the time of transfer.

Taxation of Chargeable Gains—Individual Noteholders

For the purposes of UK taxation of chargeable gains, Notes which are denominated in pounds sterling are expected to be treated as “qualifying corporate bonds” by HM Revenue & Customs. Accordingly, for UK chargeable gains tax purposes, no chargeable gain or allowable loss should arise on the disposal of Notes which are so denominated.

Notes which are denominated in US Dollars will not be “qualifying corporate bonds” for the purposes of UK taxation of chargeable gains. Accordingly, a holder of notes which are so denominated who is resident or ordinarily resident in the UK, or who carries on a trade in the UK to which the holding of the Notes is attributable, may realize a chargeable gain or allowable loss on the disposal of their holding of Notes.

UK Corporation Tax Payers

Holders of the notes within the charge to UK corporation tax in respect of the Notes will not be subject to the methods of taxation set out in “—Accrued Income Scheme—Individual Noteholders” or “—Taxation of Chargeable Gains—Individual Noteholders.” Any profits and gains (including interest) and profits or gains arising from currency fluctuations arising from the notes in the hands of those holders will generally be charged to tax as income in each accounting period on a basis reflecting the treatment in the statutory accounts of the holders, calculated in accordance with the holder’s authorized accounting methods.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty or stamp duty reserve tax should be payable on the transfer of the notes.

European Directive on the Taxation of Savings Income

The EU has adopted a Directive regarding the taxation of savings income. Member States of the European Union are required to provide to the tax authorities of other Member States of the European Union details of payments of interest and other similar income paid by a person to an individual in another Member State of the European Union, except that Austria, Belgium and Luxembourg are instead imposing a withholding system for a transitional period unless during such period they elect otherwise. The transitional period will end after agreement on exchange of information is reached between the European Union and certain non-European Union states.

United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the notes. The following discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, the applicable US Treasury regulations promulgated under the Code, judicial authority and current administrative rulings and practice, all as in effect as of the date of this annual report on Form 20-F. Legislative, judicial or administrative changes or interpretations may occur in the future that may be retroactive and that could alter or modify the continued validity of the following statements and conclusions.

Except as specifically noted, this discussion is limited to the US federal income tax considerations that apply to a “US holder,” which is a beneficial owner of a note that is, for US federal income tax purposes:

•	An individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to US federal income tax regardless of its source; or

•

a trust, (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect to be treated as a US person for US federal income tax purposes.

Certain aspects of US federal income taxation relevant to a beneficial owner of a note that is an individual, a corporation, an estate or a trust other than a US holder, or a non-US holder, are also discussed below. The discussion below assumes that the notes are properly treated as debt for US federal income tax purposes. The discussion assumes that any original issue discount (“OID”) on a note is a de minimis amount, within the meaning of the US Treasury regulations relating to OID. Under these regulations, a note will have OID to the extent the principal amount of the note exceeds its issue price. Further, if a note has any OID, it generally will be de minimis if it is less than 1/4% of the principal amount of the note multiplied by the number of full years included in its term. The discussion does not address all aspects of US federal income taxation that might be relevant to particular holders due to their personal investment circumstances or status, nor does it discuss the consequences to investors subject to special treatment under the US federal income tax laws, such as dealers in securities or foreign currency, brokers, taxpayers that have elected mark-to-market accounting, financial institutions or “financial services entities,” insurance companies, tax-exempt organizations or private foundations, taxpayers holding notes as part of a “straddle,” “hedge,” “conversion transaction,” “constructive sale” or other integrated investment, holders who hold the notes other than as capital assets (within the meaning of section 1221 of the Code), US holders that have a “functional currency” other than the US Dollar, US expatriates or former long-term residents of the United States and persons subject to the alternative minimum tax. This discussion does not address any special rules that may apply if the holder receives principal in installment payments or if a note is called before the maturity date. This discussion also does not take into consideration any US federal income tax implications if:

•

GCUK or the Issuer consolidates or merges with or into any other person or sells, assigns, transfers, leases, conveys or otherwise disposes of all or substantially all of its assets to another person; or

•	GCUK or the Issuer is succeeded by a successor entity.

Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold the notes through a partnership or other pass-through entity. Moreover, the effect of any applicable state, local or non-US tax laws or the applicability of US federal gift or estate taxation is not discussed. Holders are urged to consult their own tax advisors regarding the US federal, state, local and other tax considerations of the acquisition, ownership and disposition of the notes.

The references in the discussion concerning foreign currency, exchange rates and exchange gain or loss apply only to the sterling-denominated notes.

Each holder should consult its own tax advisor concerning the application of US federal income tax laws, as well as the laws of any state, local or non-US taxing jurisdiction to its particular situation.

Stated Interest on Notes

Stated interest on a note will be taxable to a US holder as ordinary income either at the time it accrues or is received in accordance with the US holder’s method of accounting for US federal income tax purposes. Stated interest paid on a note will be includible in income by a US holder in an amount equal to the US Dollar value of the interest, regardless of whether a payment is in fact converted to US Dollars at that time. If the US holder uses the cash method of accounting for US federal income tax purposes, the US Dollar value of the interest is determined using the spot rate at the time payment is received. If a US holder uses the accrual method of accounting for US federal income tax purposes, the US Dollar value of the interest is determined using the average exchange rate during the relevant accrual period (or, with respect to an accrual period that spans two taxable years, on the last day of the part of the period within the taxable year) or, if elected, the spot rate (a) on the last day of the relevant accrual period (or partial accrual period) or (b) on the payment date, if that date is within five business days of the last day of the accrual period or taxable year. Any spot rate election will apply to all debt instruments held by the US holder at the beginning of the first taxable year to which the election applies and afterwards acquired and will be irrevocable without the consent of the US Internal Revenue Service (“IRS”). Any differences in the exchange rate between the rate at which interest on a note is included in income and the spot rate on the payment (or disposition) date for interest will result in exchange gain or loss on the related amount of interest, and will generally be treated as US source ordinary income or loss for US federal income tax purposes. Foreign currency received as interest on the notes will have a tax basis equal to its US Dollar value determined by translating the foreign currency received at the spot rate in effect on the date the interest payment is received.

Additional Amounts and Other Additional Interest

We intend to treat the possibility that we will pay additional amounts (i.e., the amount provided for in the notes to prevent any net reduction on account of certain withholding taxes) or any other amounts in excess of stated principal and interest as a remote or incidental contingency, within the meaning of applicable US Treasury regulations. Accordingly, we believe the gross amount of any such amounts should be includible in gross income by a US holder as ordinary interest income at the time that amount is received or accrued in accordance with the US holder’s method of accounting for US federal income tax purposes in the same manner as discussed above under “—Stated Interest on Notes,” and should not cause the notes to be subject to the contingent payment debt instrument rules or OID rules. However, the IRS may not agree. US holders should consult their tax advisors regarding the potential application of the contingent payment debt instrument rules and the consequences thereof.

Pre-Issue Interest

Certain US holders may be entitled to receive a payment in respect of interest accrued for a period before the relevant notes were issued (“Pre-issue Interest”). Under applicable US Treasury regulations, the portion of the initial amount paid for a note that is allocable to such Pre-issue Interest can be considered subtracted from the purchase price for the note. Accordingly, any portion of a payment on a note allocable to Pre-issue Interest may not be included in income or accrued as interest, but it may result in recognition of foreign currency gain or loss.

Withholding Taxes

Interest income on a note generally will constitute foreign source income and, for taxable years beginning on or before December 31, 2006, generally will be considered “passive category” income or, in the case of certain US holders, “general category” income, which are treated separately in computing the foreign tax credit allowable to US holders under US federal income tax laws.

Should any foreign tax be withheld, the amount withheld and the gross amount of any additional amounts paid to a US holder will be included in such holder’s income at the time such amount is received or accrued in accordance with such holder’s method of US federal income tax accounting. Foreign withholding tax paid at the rate applicable to a US holder would, subject to limitations and conditions (including the applicability of any treaty benefits), be treated as foreign income tax eligible for credit against such holder’s US federal income tax liability or, at such holder’s election, eligible for deductions in computing US federal taxable income. US holders should consult their tax advisors regarding the creditability or deductibility of any withholding taxes. Any additional amounts generally would constitute foreign source income, generally will be considered “passive category” income or, in the case of certain US holders, “general category” income and should be translated into the US Dollar value in accordance with the rules governing interest as described above.

Amortizable Bond Premium

The amount equal to the excess of a US holder’s initial tax basis in a note over the amount payable at maturity on the note will be considered “amortizable bond premium.” A US holder generally may elect (with respect to the note and all other obligations of such US holder with amortizable bond premium) to amortize such premium using a constant yield method over the remaining term of the note and may offset interest income otherwise required to be included in US federal taxable income in respect of a note during any taxable year by the amortized amount of such excess for the taxable year. The notes are subject to call provisions at our option at various times. A US holder will calculate the amount of amortizable bond premium based on the amount payable at the call date, but only if use of the call date (in lieu of the maturity date) results in a smaller amortizable bond premium for the period ending on the call date. For a note denominated in foreign currency, the amount of amortizable bond premium that will reduce a US holder’s interest income with respect to such note is determined each year in such foreign currency. At the time amortizable bond premium offsets the holder’s interest income, exchange gain or loss (which will be taxable as ordinary income or loss) generally will be realized with respect to such amortizable bond premium based on the difference between the spot rates of exchange on the date the premium is returned (or recovered) and the date the note was acquired.

An electing US holder must reduce its tax basis in the notes by the amount of the aggregate amortized bond premium. Once the election to amortize bond premium is made, it will apply to all debt obligations held or acquired by a US holder on or after the first day of the first taxable year to which the election applies and can only be revoked with the consent of the IRS.

Market Discount

A note will generally be treated as purchased at a market discount if the amount for which a US holder purchased the note is less than the note’s principal amount at maturity and such difference is greater than or equal to 0.25% of such note’s principal amount multiplied by the number of complete years remaining to the note’s maturity. Any gain recognized on the maturity or disposition of a note purchased at a market discount will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such note. Alternatively, a US holder may elect to include market discount in income currently over the life of the note. Such election will apply to all debt instruments purchased at a market discount on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. Market discount accrues on a straight-line basis unless you elect to accrue on a constant yield basis. If a US holder does not elect to include market discount on a note in income currently, the holder generally will be required to defer deductions for interest in borrowings allocable to such note in an amount not exceeding the accrued market discount on the note until the maturity or disposition of or partial payment of principal on such note. There may be foreign exchange gain or loss realized with respect to accrued market discount currently includable in income computed under rules similar to those applicable to interest (discussed above).

Sale, Exchange, Redemption or Other Taxable Disposition

Unless a non-recognition provision applies, the sale, exchange, redemption (including under an offer by us) or other taxable disposition of a note will be a taxable event for US federal income tax purposes. In that event, a US holder will recognize gain or loss equal to the difference between:

•

the US Dollar value of the amount of cash plus the fair market value of any property received upon that sale, exchange, redemption or other taxable disposition (other than amounts attributable to accrued but unpaid interest, which will be taxable as such); and

•	the US holder’s adjusted tax basis in the note.

A US holder’s adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest, excluding the portion allocable to Pre-issue Interest, if any, increased by any accrued market discount and reduced by any amortized bond premium) to the US holder, which is the US Dollar value of the foreign currency purchase price of the note translated at the spot rate for the date of purchase or, in some cases, the settlement date. The conversion of US Dollars into foreign currency and the immediate use of that foreign currency to purchase a note generally will not result in a taxable gain or loss for a US holder. A US holder will have a tax basis in any foreign currency received on the sale, exchange redemption or other taxable disposition of a note equal to the US Dollar value of that foreign currency on the date of receipt.

Except to the extent of exchange gain or loss discussed below and subject to the market discount rules discussed above, gain or loss recognized by a US holder of a note will be capital gain or loss and will be long-term capital gain or loss if the note has been held, or treated as held, by the US holder for more than one year at the time of sale, exchange, redemption or other taxable disposition. If the US holder is an individual or other non-corporate holder, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitations.

Upon the sale, exchange, redemption or other taxable disposition of a note, a US holder will recognize exchange gain or loss equal to the difference between the US Dollar value of the US holder’s purchase price of the note translated at the spot rate on the date of the disposition, and the US Dollar value of the US holder’s purchase price of the note translated at the spot rate on the date the US holder acquired or is deemed to have acquired the note. Exchange gain or loss is recognized, however, only to the extent of total gain or loss on the transaction. Exchange gain or loss recognized by a US holder will generally be treated as US source ordinary income or loss.

Any gain realized by a US holder on the sale, exchange, redemption or other taxable disposition of a note generally will be treated as US source income for US foreign tax credit purposes. Any loss realized upon a sale, exchange, redemption or other disposition of a note generally will be allocated against US source income for US foreign tax credit purposes.

Information Reporting and Back-up Withholding

Payments of interest (including for these purposes any additional amounts) and principal on a note and the proceeds from the sale or redemption or other disposition of a note paid to a US holder, other than a corporation or other exempt recipient that, when required, demonstrates this fact, will be reported to the IRS. A US holder may be subject to US back-up withholding on interest and principal paid on a note and proceeds from the sale or redemption or other disposition of a note unless the US holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•

provides a correct taxpayer identification number certified under penalties of perjury, certifies as to no loss of exemption from back-up withholding and otherwise complies with the applicable requirements of the back-up withholding rules.

Interest and principal on a note paid to a non-US holder and the proceeds from the sale or other disposition of a note by a non-US holder paid through the US office of any broker, US or foreign, or paid outside the United States to a non-US holder through a US person, or a person with certain enumerated US relationships (or a US-related person) is subject to information reporting and possible back-up withholding unless documentation and other requirements are satisfied.

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

THE PRECEDING DISCUSSION OF CERTAIN US FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF HOLDING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

Since the registration statement of the exchange offer of the Initial Notes became effective, we have been subject to the informational requirements of the Exchange Act, applicable to foreign private issuers and will fulfill the obligation by filing with or furnishing reports to the SEC. You may read and copy any document we file with or furnish to the SEC without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit-recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable US securities laws is available for public review at our principal executive offices.

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

At December 31, 2007, we had £100.4 million ($200.0 million) of obligations outstanding under the US Dollar-denominated Notes, partially offset by a £25.3 million ($50.4 million) US Dollar loan receivable due from GCE (see Item 7.B. “Major Shareholders and Related Party Transactions—Intercompany loans”). A 10% weakening in sterling, from the balance sheet date, against the US Dollar would result in a foreign currency loss of £8.3 million.

We entered into a five year cross-currency interest rate swap transaction with an affiliate of Goldman, Sachs & Co. to minimize exposure to any dollar/sterling currency fluctuations related to interest payments on the US Dollar-denominated Notes. The swap transaction converts the US Dollar currency rate on interest payments to a specified pound sterling amount.

As of December 31, 2006 and 2007, we had net payables, excluding indebtedness, of £14.4 million and £11.8 million, respectively, in currencies other than pounds sterling. A 10% weakening in the rate of pounds sterling, from the balance sheet date, against the US Dollar and other currencies would result in a foreign currency loss of £1.3 million. In the years ended December 31, 2006 and 2007, we recognized a foreign currency gain of £12.6 million and £1.4 million, respectively, on our non-functional currency net payables and loans.

Interest Rate Risk

Interest on the Notes is fixed and payable semi-annually. The US Dollar-denominated Notes bear interest at 10.75% and the sterling-denominated Notes bear interest at a rate of 11.75%. If market interest rates were to decrease substantially below the fixed rates, we would be incurring above-market interest expense.

As at December 31, 2007, a 1% movement in market interest rates would have an insignificant impact on the Company’s results.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company carried out a review, under the supervision and with the participation of the Company’s management, including the Managing Director (the principal executive officer) and the Chief Financial Officer (the principal financial officer), of the effectiveness of the design and operation of these disclosure controls and procedures at December 31, 2007.

As part of this review, we considered (i) the evaluation by our parent company of the disclosure controls and procedures of the GCL Group Companies, including ourselves, as discussed in GCL’s 2007 annual report filed on Form 10-K on March 13, 2007; and (ii) matters pertaining to our financial reporting on a standalone basis under IFRS, as a foreign private issuer for SEC reporting purposes.

Based upon this review, we have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2007.

Review of Internal Control over Financial Reporting

Management of GCUK is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting refers to a process designed by, or under the supervision of, our Managing Director and Chief Financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Effective for the year ended December 31, 2007, under Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”) and Item 308 of the SEC’s Regulation S-K, our management was required to assess the effectiveness of the Company’s internal control over financial reporting. However, GCL, our parent company, has been required to adhere to the requirements of SOX 404 and Item 308 of Regulation S-K since 2004.

Accordingly, with the participation of our Managing Director and Chief Financial Officer, GCUK management conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring

Organizations of the Treadway Commission (the “COSO Criteria”). We also participated in GCL’s evaluation, conducted on the same basis, insofar as such evaluation encompassed the operations of GCUK. Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

As part of our review, we consider matters pertaining to our financial reporting on a standalone basis, as a foreign private issuer for SEC reporting purposes. Such standalone financial reporting has been undertaken in IFRS for the consolidated financial statements included elsewhere in this report.

This annual report does not include an attestation report of the Company’s independent public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent public accounting firm pursuant to temporary rules of the Securities Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

On December 28, 2006, the Company acquired Fibernet. During the third quarter of 2007, Fibernet’s financial reporting systems were migrated to Global Crossing’s SAP financial reporting system. We consider this migration a material change in our internal control over financial reporting.

Except for these items noted above, there were no material changes in our internal control over financial reporting during the fourth quarter of 2007.

ITEM 16.	[RESERVED]

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

On July 6, 2005, the Company established an audit committee. This committee currently comprises Richard Atkins (non-executive), Ed McCormack (non-executive) and John McShane. Richard Atkins has been designated as the audit committee financial expert. The responsibilities of the audit committee are to:

•	monitor the integrity of the companies’ financial statements, reviewing significant financial reporting judgments contained within them;

•	to review the companies’ internal financial controls and internal control and risk management systems;

•	to monitor and review the effectiveness of the companies internal audit function;

•	to decide upon the external auditors’ appointment, removal and remuneration;

•	to monitor and review the external auditors’ independence and objectivity and the effectiveness of the audit process; and

•	to develop and implement policy on the engagement of the external auditor to supply non-audit services.

ITEM 16.B.	CODE OF ETHICS

GCL, our parent company, has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principle accounting officer, or persons performing similar functions. Our Board of Directors has adopted our parent company’s code of ethics as our own. This code of ethics is available on our parent company’s website (www.globalcrossing.com).

ITEM 16.C.	PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following fees were paid or are payable to the Company’s and the Issuer’s auditors for the years ended December 31, 2006 and 2007.

	2006	2007
	(£ thousands)
Audit Fees(1)	£709	£619
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees(2)	—	—

Aggregate fees for professional services	£709	£619

(1)	For the year ended December 31, 2006, £0.3 million of this amount was capitalized within deferred finance fees.

(2)	There were no other fees paid or payable to the Company’s and Issuers’ auditors in years ended December 31, 2006 and 2007.

ITEM 16.D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18. “Financial Statements” in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements filed as part of this annual report on Form 20-F may be found beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Memorandum and Articles of Association of Global Crossing (UK) Finance Plc (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

1.2	Memorandum and Articles of Association of Global Crossing (UK) Telecommunications Limited (incorporated by reference to Exhibit 3.2 Registration Statement on Form F-4 filed on June 8, 2005).

2.1	Indenture, dated December 23, 2004, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, as Guarantor, the other Guarantors defined therein and the Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

2.2	Supplemental Indenture, dated December 28, 2006, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, as Guarantor, Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited, as Subsidiary Guarantors, and the Bank of New York, as Trustee. (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.1	Security Arrangement Agreement, dated December 23, 2004, among the Bank of New York as Trustee and Collateral Agent, Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, STT Communications Ltd, STT Crossing Ltd and STT Hungary Liquidity Management Limited Liability Company. (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 filed on June 8, 2005, lapsed on August 27, 2007).

4.2	Intercreditor and Collateral Agency Agreement, dated December 23, 2004, among the Interest Hedge Secured Parties defined therein and the Bank of New York as Collateral Agent (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.3	Debenture, dated December 23, 2004, among Global Crossing (UK) Telecommunications Limited, Global Crossing (UK) Finance Plc and the Bank of New York as Collateral Agent (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.4	Affiliate Subordination Agreement, dated December 23, 2004, among Global Crossing Limited, Global Crossing (UK) Telecommunications Limited, certain affiliates of Global Crossing Limited named therein and Wells Fargo Bank, National Association, as Trustee and Agent (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form F-4 filed on June 8, 2005, lapsed on August 27, 2007).

4.5	Finance Lease Agreement between Railtrack Plc and BR Telecommunications Limited, dated June 20, 2004 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.6	Capacity Purchase Agreement between Network Rail Infrastructure Limited and Global Crossing (UK) Telecommunications Limited, dated November 10, 2004 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.7	Deed of Grant from Railtrack Plc to BR Telecommunications Limited, dated March 31, 1995 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.8	Deed of Grant from British Railways Board to BR Telecommunications Limited, dated March 31, 1995 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.9	Agreement in respect of Telecommunications Apparatus between Railtrack Plc and BR Telecommunications Limited, dated April 21, 1995 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.10	Agreement in respect of Telecommunications Apparatus between British Railways Board and BR Telecommunications Limited, dated June 19, 1995 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.11	Debenture, dated December 28, 2006, among Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited, as Chargors, and the Bank of New York, as Collateral Agent. (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.12	Purchase Agreement, dated December 20, 2006, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.13	Share Purchase Agreement, dated December 28, 2006, among GC Acquisitions UK Limited, as Vendor, and Global Crossing (UK) Telecommunications Limited, as Purchaser. (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.14	Accession Deed to the Security Arrangement Agreement, dated December 28, 2006, among Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited. (incorporated by reference to Exhibit 4.14 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.15	Exchange and Registration Rights Agreement, dated December 28, 2006, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 4.15 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.16	Share Purchase Agreement, dated December 27, 2006, among Fibernet Group Limited, as Vendor, and Global Crossing International, Ltd, as Purchaser. (incorporated by reference to Exhibit 4.16 to the Registration Statement on Form 20-F filed on April 20, 2007).

12.1	Certification of Anthony Christie filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of George McDevitt filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Anthony Christie furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350.

13.2	Certification of George McDevitt furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350.

Global Crossing (UK) Telecommunications Limited

Consolidated Financial Statements for the year ended December 31, 2007

Global Crossing (UK) Telecommunications Limited

Global Crossing (UK) Telecommunications Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Crossing (UK) Telecommunications Limited

We have audited the accompanying consolidated balance sheets of Global Crossing (UK) Telecommunications Limited as of December 31, 2007 and 2006, and the related consolidated income statements, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Crossing (UK) Telecommunications Limited at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

As discussed in Note 4 to the consolidated financial statements, after the finalization of the acquisition accounting for Fibernet during the year ended December 31, 2007, the consolidated financials statements for the year ended December 31, 2006 have been adjusted thereon in accordance with IFRS 3 Business Combinations.

Ernst & Young LLP

London, England

April 29, 2008

Global Crossing (UK) Telecommunications Limited

Consolidated Income Statements

(in thousands)

		Year ended December 31,
	Note	2005	2006(1)	2007
Revenue	3	£239,498	£240,612	£296,620
Cost of sales		(136,317)	(147,481)	(177,665)

Gross profit		103,181	93,131	118,955

Distribution costs		(10,009)	(10,385)	(15,710)
Administrative expenses		(47,738)	(53,683)	(69,468)
Net gain arising from acquisition of Fibernet(1)	4	—	7,755	—

Operating profit	5	45,434	36,818	33,777

Finance revenue	7	2,206	1,503	4,527
Finance charges	8	(42,125)	(16,191)	(33,548)

Profit before tax		5,515	22,130	4,756

Tax benefit/(charge)	9	2,477	(9,377)	(6,297)

Profit/(loss) for the year		£7,992	£12,753	£(1,541)

(1)

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires adjustment of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended as at December 31, 2006 (see note 4).

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Statement of Changes in Equity

(in thousands)

	Note	Share Capital	Capital Reserve	Hedging Reserve	Accumulated Deficit	Total
At January 1, 2005		£101	£23,062	£(2,398)	£(239,870)	£(219,105)
Gain on cash flow hedge taken to equity		—	—	4,100	—	4,100

Total income and expense recognized directly in equity		—	—	4,100	—	4,100
Transfers to consolidated income statement on cash flow hedge		—	—	206	—	206
Profit for the year		—	—	—	7,992	7,992

Total income and expense for the period		—	—	4,306	7,992	12,298
Share-based payment	23	—	2,089	—	—	2,089

At January 1, 2006		£101	£25,151	£1,908	£(231,878)	£(204,718)
Loss on cash flow hedge taken to equity		—	—	(4,343)	—	(4,343)

Total income and expense recognized directly in equity		—	—	(4,343)	—	(4,343)
Transfers to consolidated income statement on cash flow hedge		—	—	(181)	—	(181)
Profit for the year		—	—	—	13,451	13,451

Total income and expense for the period		—	—	(4,524)	13,451	8,927
Share-based payment	23	—	217	—	—	217

At December 31, 2006 (as previously reported)		£101	£25,368	£(2,616)	£(218,427)	£(195,574)
Purchase accounting adjustment(1)		—	—	—	(698)	(698)

At December 31, 2006 (as restated)		101	25,368	(2,616)	(219,125)	(196,272)
Gain on cash flow hedge taken to equity		—	—	587	—	587

Total income and expense recognized directly in equity		—	—	587	—	587
Transfers to consolidated income statement on cash flow hedge		—	—	(6)	—	(6)
Loss for the year		—	—	—	(1,541)	(1,541)

Total income and expense for the period		—	—	581	(1,541)	(960)
Share-based payment	23	—	2,280	—	—	2,280

At December 31, 2007		£101	£27,648	£(2,035)	£(220,666)	£(194,952)

(1)

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires adjustment of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended, and the accumulated deficit as at, December 31, 2006 (see note 4).

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Balance Sheets

(in thousands)

		December 31,
	Note	2006(1)	2007
Non current assets
Intangible assets, net	11	£14,241	£13,351
Property, plant and equipment, net	12	182,556	185,719
Investment in associate	13	163	200
Retirement benefit asset	24	922	961
Trade and other receivables (including amounts receivable from related parties of £29,271 and £25,277, respectively)	14	33,130	28,511
Deferred tax asset	9	5,262	—

		236,274	228,742

Current assets
Inventory		1,112	—
Trade and other receivables (including amounts receivable from related parties of £5,888 and £2,659, respectively)	14	59,182	66,237
Cash and cash equivalents	14	40,309	23,954

		100,603	90,191

Total assets		£336,877	£318,933

Current liabilities
Trade and other payables (including amounts payable to related parties of £6,680 and £7,832, respectively)	16	£(77,581)	£(65,619)
Senior secured notes	19	—	(1,158)
Deferred revenue		(49,587)	(47,126)
Provisions	17	(3,266)	(2,137)
Obligations under finance leases	15	(9,214)	(11,945)
Other debt obligations	19	(167)	(463)
Derivative financial instrument	18,19	(894)	(1,048)

		(140,709)	(129,496)

Non current liabilities
Trade and other payables	16	(647)	(650)
Senior secured notes	19	(249,631)	(247,788)
Deferred revenue		(108,881)	(106,961)
Retirement benefit obligation	24	(2,808)	(3,110)
Provisions	17	(5,243)	(4,160)
Obligations under finance leases	15	(23,209)	(20,242)
Other debt obligations	19	(232)	(430)
Derivative financial instrument	18,19	(1,789)	(1,048)

		(392,440)	(384,389)

Total liabilities		(533,149)	(513,885)

Net liabilities		£(196,272)	£(194,952)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	20	£101	£101
Capital reserve		25,368	27,648
Hedging reserve		(2,616)	(2,035)
Accumulated deficit		(219,125)	(220,666)

Total equity		£(196,272)	£(194,952)

(1)

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires adjustment of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended December 31, 2006 (see note 4).

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Cash Flow Statements

(in thousands)

	Year ended December 31,
	2005	2006(1)	2007
Operating activities:
Profit/(loss) for the year	£7,992	£12,753	£(1,541)
Adjustments for:
Finance costs, net	39,919	14,688	29,021
Income tax	(2,477)	9,377	6,297
Depreciation of property, plant and equipment	18,334	21,817	34,491
Amortization of intangible assets	832	1,120	2,883
Share based payment expense	2,089	217	2,280
Gain on settlement of contracts due to Fibernet acquisition	—	(8,411)	—
Gain on recognition of negative goodwill	—	(1,050)	—
Loss on disposal of property, plant and equipment	715	168	306
Equity income from associate	—	(159)	(37)
Change in provisions	1,917	(6,582)	(2,468)
Change in operating working capital	1,447	8,805	(21,302)
Change in other assets and liabilities	(6,206)	8,231	(1,934)

Cash generated from operations	64,562	60,974	47,996
Interest paid	(26,924)	(26,463)	(33,543)

Net cash provided by operating activities	£37,638	£34,511	£14,453

Investing activities:
Interest received	£1,479	£3,740	£4,651
Proceeds from disposal of property, plant and equipment	10	8	—
Purchase of property, plant and equipment and intangible assets	(9,452)	(20,435)	(32,531)
Acquisition of subsidiary, net of cash acquired	—	(45,013)	—

Net cash used in investing activities	£(7,963)	£(61,700)	£(27,880)

Financing activities:
Loans provided to group companies	£—	£(43,835)	£(2,500)
Loans repaid by group companies	—	16,114	6,100
Senior secured notes, net	—	55,394	—
Proceeds from new finance leases	—	—	2,020
Repayment of capital elements under finance leases	(6,021)	(5,421)	(9,073)
Proceeds from debt obligations, net	—	514	774
Repayment of capital element of other debt obligations	—	(115)	(249)

Net cash (used in)/provided by financing activities	£(6,021)	£22,651	£(2,928)

Net increase/(decrease) in cash and cash equivalents	£23,654	£(4,538)	£(16,355)
Cash and cash equivalents at the beginning of year	21,193	44,847	40,309

Cash and cash equivalents at the end of year	£44,847	£40,309	£23,954

Non cash investing activities:
Finance lease and debt obligations incurred	£691	£5,072	£10,994

(1)

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires adjustment of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended December 31, 2006 (see note 4).

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

1. Description of business

Global Crossing (UK) Telecommunications Limited (“GCUK”) is a company registered in England and Wales at 1 London Bridge, London, SE1 9BG. GCUK is one of the leading providers in the United Kingdom (“UK”) of managed network communications services. The Company provides a wide range of telecommunications services, including data, Internet Protocol (“IP”) and voice services to government and other public sector organizations, major corporations and other communications companies. The Company markets these services through two channels, enterprise services and carrier services. Other enterprise services include pre-sales engineering and customer premise equipment (“CPE”) design, equipment procurement, provisioning and installation, and ongoing end-to-end CPE and network management and maintenance support. GCUK’s carrier customers include leading communications service providers. GCUK also provides to their carrier customers indefeasible rights to use (“IRU”) dark fiber and empty ducts.

GCUK is an indirect, wholly owned subsidiary of, and part of a group of companies (the “Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company organized under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing (Bidco) Limited (“GC Bidco”), an indirect wholly owned subsidiary of GCL.

In 2004, Global Crossing (UK) Finance Plc (“GC Finance”) was created as a wholly owned special purpose financing subsidiary of GCUK. This entity was formed for the sole purpose of acting as a financing company for the issuance of debt securities and other financing arrangements and has no separate operations.

On December 28, 2006, GCUK acquired the UK operations (“Fibernet”) of Fibernet Group Ltd and its subsidiaries (“Fibernet Group”) from GC Acquisitions UK Limited (“GC Acquisitions”), an affiliated acquisition vehicle that acquired Fibernet pursuant to an offer that was declared wholly unconditional on October 11, 2006.

GCUK, together with its subsidiaries are collectively referred to as the “Company”.

2. Accounting policies

Basis of preparation

The consolidated financial statements of Global Crossing (UK) Telecommunications Limited for the year ended December 31, 2007, were authorized for issue by its Board of Directors on April 22, 2008.

The consolidated financial statements incorporate the financial statements of GCUK and its wholly owned subsidiaries, made up to December 31, each year, and are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the Company’s consolidated financial statements for the years presented. References to “IFRS” hereafter should be construed as reference to IFRSs as issued by the IASB.

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

These consolidated financial statements have been prepared on the historical cost basis, except for (i) certain financial instruments which are recorded at fair value; and (ii) property, plant and equipment and intangible assets which have been adjusted to fair value at the date of transition, and thereafter at cost.

The Company has adopted the following new and amended IFRS and IFRIC interpretations during the year. Adoption of these revised standards and interpretations give rise to additional disclosures.

IFRS 1	Amendment—Presentation of Financial Statements: Capital disclosures
IFRS 7	Financial Instruments: Disclosures
IFRIC 11	IFRS 2—Group and treasury share transactions

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The principal effects of these changes are as follows:

IFRS 7 Financial Instruments: Disclosures

This standard requires disclosures that enable users of the financial statements to evaluate the significance of the Company’s financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the financial statements. While there has been no effect on the financial position or results, comparative information has been revised where needed.

IAS 1 Presentation of Financial Statements

This amendment requires the Company to make new disclosures to enable users of the financial statements to evaluate the Company’s objectives, policies and processes for managing capital. These new disclosures are shown in note 18.

IFRIC 11 IFRS 2—Group and Treasury Share Transactions

The Company has elected to adopt IFRIC Interpretation 11 as of January 1, 2007, insofar as it applies to consolidated financial statements. This interpretation requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed.

A summary of the principal accounting policies is set out below, all of which have been applied consistently throughout all years presented.

Reclassifications and adjustments

Certain amounts in the prior year consolidated financial statements and accompanying notes have been reclassified to conform to current year presentation.

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires adjustment of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended December 31, 2006 (see note 4).

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

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in respect of network and other services, long term IRU agreements and installation services, net of discounts, VAT and other sales-related taxes.

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

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

Arrangements with multiple elements

Under IFRS, in the absence of a standard or interpretation that specifically applies to a transaction, guidance issued by other standard setting bodies or an IFRS standard or interpretation that relates to a similar issue may be referred to. Therefore, in the absence of specific IFRS guidance with respect to arrangements with multiple elements, the Company follows the guidance of EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF No. 00-21”), issued by the Financial Accounting Standards Board in the United States of America, in its presentation of revenue and costs of revenue. Pursuant to this guidance, revenues from contracts with multiple-element arrangements are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market based prices. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered elements in the arrangement, and delivery or performance of undelivered elements is considered probable and substantially under our control. Revenue is generally recognized when services are performed provided that all other revenue recognition criteria are met.

Cost of access

Cost of access primarily comprises usage-based voice charges paid to other carriers to originate and/or terminate switched voice traffic and charges for leased lines for dedicated facilities. Access costs are expensed as the services are received from the Company’s access providers and are determined based on volume of access received as measured by the Company’s network, and the access rates determined by the applicable contract or regulatory authority. At the close of each reporting period, the Company records a provision for its best estimate of access costs.

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

Connection costs

The Company is charged initial connection fees when taking on new Integrated Service Digital Network/Public Switch Telephone Network circuits from local loop suppliers. These circuits are purchased by the Company solely and specifically for the purposes of providing connectivity over the final leg of the connection between customer premises and the Company’s network. Such initial connection costs are treated as deferred costs within trade and other receivables, and are amortized as an expense within cost of sales on a straight-line basis over the average expected customer relationship (typically 24 months).

Foreign currencies

The individual financial statements of GCUK and its subsidiary undertakings are presented in the currency of the primary economic environment in which they operate (their functional currency) which is pounds sterling. This is also the reporting currency for the consolidated financial statements.

In order to hedge its exposure to certain foreign exchange risks, the Company has entered into swap agreements. See “Derivative financial instruments and hedge accounting” below for details of the Company’s accounting policies in respect of such swap agreements.

Transactions in currencies other than the functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date.

Goodwill and business combinations

In accordance with the provisions of International Financial Reporting Standard 3 “Business Combinations” (“IFRS 3”), business combinations are recorded using the purchase method. Under this method, upon initial consolidation of an entity over which the Company has acquired exclusive control, the assets acquired and the liabilities and contingent liabilities assumed are recognized at their fair value at acquisition date. At this date, goodwill is initially measured at the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Excess of the fair value of identifiable net assets acquired over total consideration (“negative goodwill”) is recognized directly in the consolidated income statement within administrative expenses.

Intangible assets

Computer software is stated at cost, being purchase price together with any directly attributable costs incurred in preparing the software for its intended use, net of amortization and provisions for impairment.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Costs directly associated with the production of internally generated software for internal use, where it is probable that they will generate future economic benefits exceeding costs, are recognized in intangible assets and amortized over their estimated useful lives from the date the software is ready for use. Subsequent additions, modifications or upgrades to internally generated software are capitalized only to the extent that they allow the software to perform a task it did not previously perform.

Acquired intangible assets comprise customer contracts and relationships and internally developed software. Acquired intangible assets with finite lives are amortized over their estimated useful lives.

Amortization is provided on all intangible assets, so as to write off the cost, less estimated residual value, over their estimated lives using the straight line method as follows:

Computer software	3 to 5 years
Acquired intangible assets (see note 11)	1 to 10 years

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

Costs recorded prior to a network segment’s completion are reflected as construction in progress, which are reclassified to network assets at the date that each segment of the applicable system becomes operational. Construction in process includes direct expenditures for the construction of network systems and is stated at cost. Capitalized costs include costs incurred under the construction contract: advisory, consulting and legal fees, direct internal costs (including labor) and operating costs incurred during the construction and installation phase.

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

Land is valued at acquisition cost except if held under long-term lease arrangements, when it is amortized over the life of the lease.

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Impairment of intangible and tangible assets

At each annual balance sheet date, the Company reviews the carrying amounts of its intangible and tangible assets, and any assets that have yet to be brought into use, to determine whether there is any indication that those assets have suffered impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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

Inventory

Inventory is stated at the lower of cost and net realizable value. Costs comprise direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Inventory balances at the balance sheet date represent equipment held for resale.

Financial instruments

Financial assets and financial liabilities are recognized on the Company’s balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are recognized and carried at the lower of their original invoiced value and recoverable amount.

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

Changes in the fair value of derivative financial instruments that are not designated as hedges and/or ineffective portions of hedges are recognized in the consolidated income statement in the current period. Changes in the fair value of the effective portions of cash flow hedges are recognized in the hedging reserve in equity. Changes in the fair value of the effective portions of fair value hedges are recognized in the consolidated income statements with the change in value of the hedged item.

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

Retirement benefit costs

The Company’s employees participate in two occupational pension schemes:

•	The Global Crossing Pension Scheme (“the “Global scheme”); and

•	The Global Crossing Shared Cost Section of the Railways Pension Scheme (the “Railways scheme”).

The Global scheme is an occupational pension scheme with defined contribution and defined benefit elements. The Railways scheme is a defined benefit scheme.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Costs associated with the defined contribution element of the Company’s retirement benefit schemes are charged to the consolidated income statement as they fall due and represent the amounts payable in the year. Differences between contributions payable in the year and contributions actually paid are treated as either a prepayment or accrual.

Costs associated with the defined benefit element of the Company’s retirement benefit schemes, which are periodically calculated by professionally qualified actuaries, are calculated using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses that exceed 10% of the greater of the present value of the Company’s defined benefit obligation and the fair value of the plan assets are amortized over the expected average remaining working lives of the participating employees. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits become vested.

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

Taxation

The tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit/(loss) as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

Deferred tax is measured at the rates that are expected to apply in the periods in which timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

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

Borrowing costs

Borrowing costs, with the exception of deferred finance fees, are expensed as incurred. Deferred finance fees are expensed over the life of the related debt obligation.

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

The fair value of awards are measured by use of the Black-Scholes option pricing model for stock option awards and the current market price for restricted stock unit and performance based awards. In calculating the fair value of stock options, in 2004, as GCL’s equity only had a limited trading history, the volatility assumption represents a mean average of GCL’s stock volatility and an average of a select group of telecommunications companies. There were no stock options granted in 2006 and 2007.

The movement in cumulative expense since the previous balance sheet date is recognized in administrative expenses within the consolidated income statement, with a corresponding entry in equity.

Recently issued accounting pronouncements and interpretations not applied

During the year and subsequent to the year end, the IASB and International Financial Reporting Interpretations Committee have issued the following standards and interpretations with an effective date after the date of these financial statements:

International Accounting Standards (IAS)		Effective date

IAS 23	Borrowing costs	January 1, 2009

Issued in March 2007, IAS 23 requires capitalization of borrowing costs if they are directly attributable to the acquisition, construction or production of a qualifying asset. The option to immediately recognize such costs, as a charge to the income statement, has been discontinued. Adoption of IAS 23 is not expected to materially affect the results of the Company or its operations.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

IAS 1 (Revised)	Presentation of Financial Statements	January 1, 2009

Issued in September 2007, this revision to IAS 1 changes the titles under which financial information is presented within financial statements. Adoption of this revision to IAS 1 is not expected to materially affect the results of the Company or its operations but will result in changes to disclosure.

IAS 32 (Amendment)	Financial Instruments: Presentation	January 1, 2009

Issued in February 2008, this amendment to IAS 32 is relevant to entities that have issued financial instruments that are (i) puttable financial instruments, or (ii) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro-rata share of net assets of the entity only on liquidation. Under IAS 32, subject to certain criteria being met, these instruments will be classified as equity whereas, prior to these amendments, they would have been classified as financial liabilities. Adoption of this amendment to IAS 32 is not expected to materially affect the results of the Company or its operations.

IFRS 2 (Amendment)	Share-based Payment	January 1, 2009

This amendment to IFRS 2, issued in January 2008, clarifies the definition of vesting conditions and the accounting treatment of cancellations by the counterparty to a share-based arrangement. Adoption of this amendment to IAS 2 is not expected to materially affect the results of the Company or its operations.

IFRS 3 (Revised)	Business Combinations	July 1, 2009
IAS 27 (Amendment)	Consolidated and Separate Financial Statements	July 1, 2009

Issued on January 10, 2008, the revised and amended standards (both IFRS 3 and IAS 27) apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual financial reporting period beginning on or after July 1, 2009. Adoption of these standards is not expected to materially affect the results of the Company or its operations.

International Financial Reporting Interpretations Committee interpretations (IFRIC)		Effective date

IFRIC 12	Service concession arrangements	January 1, 2008

IFRIC 12 provides a distinction between those service concession arrangements involving a financial asset and those involving an intangible asset, setting out the accounting treatment required to be adopted in both instances. Adoption of IFRIC 12 is not expected to materially impact the results of the Company or its operations.

IFRIC 13	Customer loyalty programs	July 1, 2008

IFRIC 13 addresses accounting by entities that grant loyalty award credits to customers who buy goods or services, specifically how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. Adoption of IFRIC 13 is not expected to materially impact the results of the Company or its operations.

IFRIC 14	Interpretation on IAS 19—defined benefit assets and minimum funding requirement	January 1, 2008

IFRIC 14 addresses the interaction between a minimum funding requirement and the limit placed by IAS 19 “Employee Benefits” on the measurement of the defined benefit asset or liability. The Company is in the process of assessing how, if at all, adoption of IFRIC 14 will affect its results and operations and any associated disclosure.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

3. Revenue

Substantially all revenue arises from sales to customers in the UK.

An analysis by type of the Company’s revenue is as follows:

	Year ended December 31,
	2005	2006	2007
	(in thousands)
Provision of telecommunication services	£234,633	£235,112	£291,100
Long term IRU agreements	4,865	5,500	5,520

Revenue from customers	239,498	240,612	296,620
Finance revenue (see note 7)	2,206	1,503	4,527

Total revenue	£241,704	£242,115	£301,147

The Company operates as one reportable business segment with revenue derived from two types of third party customers; enterprise and carrier customers, primarily located in the UK, and from fellow Group Companies. Enterprise customers include public sector clients, participants in the rail industry and other commercial organizations. Carrier customers are mobile and fixed line operators with capacity requirements in the UK. The Company services these customers with assets and personnel located predominantly in the UK.

The following represents a summary of revenue by type of customer:

	Year ended December 31,
	2005	2006	2007
	(in thousands)
Enterprise	£220,909	£219,658	£247,324
Carrier data	16,644	16,035	43,748

	237,553	235,693	291,072
Carrier voice	1,445	4,394	5,048

Revenue from third party customers	238,998	240,087	296,120
Revenue from group companies	500	525	500

Revenue from customers	£239,498	£240,612	£296,620

4. Business combinations

On October 11, 2006, pursuant to an offer declared wholly unconditional, GC Acquisitions, an affiliated acquisition vehicle, acquired all of the outstanding ordinary shares of Fibernet Group plc for an aggregate purchase price of £49.8 million. In addition, £2.1 million of costs directly attributable to the acquisition were incurred, resulting in a total purchase price of £51.9 million. Fibernet is a provider of specialist telecommunications services to large enterprises and other telecommunications and internet service companies primarily located in the UK.

On December 28, 2006, we announced that our subsidiary, GC Finance, had completed its offering of 11.75 percent Senior Secured Notes due 2014 (“Additional Notes”) under the Indenture. The £52.0 million aggregate principal amount of the Additional Notes was priced at 109.25 percent of par value and raised gross proceeds of £56.8 million. The Additional Notes were issued under the indenture, dated as of December 23, 2004, (“Indenture”), pursuant to which GC Finance previously issued $200.0 million aggregate principal amount of its dollar-denominated 10.75 percent Senior Secured Notes due 2014 and £105.0 million aggregate principal amount of its sterling-denominated 11.75 percent Senior Secured Notes due 2014 (“Initial Notes”). The Initial Notes and Additional Notes are collectively referred to as the “Notes” and “Senior Secured Notes”.

At that time, proceeds from the offering were used to acquire the UK operations (“Fibernet”) of Fibernet Group Ltd and its subsidiaries (“Fibernet Group”) from GC Acquisitions UK Limited (“GC Acquisitions”), an affiliate acquisition vehicle that acquired Fibernet Group pursuant to an offer that was declared wholly unconditional on October 11, 2006, and to pay related fees and expenses incurred in connection with the acquisition. Upon completion of the acquisition by GCUK, Fibernet guaranteed the Additional Notes and all

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

other obligations under the Indenture. Prior to the acquisition by GCUK, Fibernet Group Limited transferred its German business operations to GCI by way of a transfer of Fibernet Holdings Limited, and its wholly owned subsidiary Fibernet GmbH, for consideration of £1 and the assumption, by GCI, of £3.6 million of debt outstanding to Fibernet (see notes 14 and 26).

The acquisition of Fibernet Group by GC Acquisitions gave rise to a change in control for IFRS accounting purposes. This was accounted for using the purchase method of accounting, including the settlement of existing agreements between GCUK and Fibernet. Under IFRS purchase accounting, assets and liabilities are recorded at their fair values on the date of purchase, and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the purchase date. The acquisition of Fibernet by GCUK from GC Acquisitions represented a business combination involving entities under common control. Under IFRS, these types of business combinations are not included in scope of IFRS 3. Under IFRS, in the absence of a standard or interpretation that specifically applies to a transaction, guidance issued by other standard setting bodies or an IFRS standard or interpretation that relates to a similar issue may be referred to. Therefore, under IFRS an entity may choose to account for business combinations among entities under common control using the purchase or pooling of interest method. Since the Fibernet acquisition by GCUK has commercial substance, as a result of the transaction being conducted at fair value, for cash, GCUK has accounted for the business combination using the purchase method of accounting, including the recognition of a non-cash, non-taxable gain from the deemed settlement of existing IRU and telecom service agreements with Fibernet.

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires adjustment of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended December 31, 2006.

The purchase price has been allocated based on the final assessment of the fair value of assets acquired and liabilities assumed, resulting in the recognition of £1.1 million gain within administrative expenses representing the excess of the fair value of identifiable assets acquired over total consideration.

The fair value of the identifiable assets and liabilities of Fibernet as at the date of acquisition, and the corresponding carrying amounts immediately before acquisition were:

	At December 28, 2006
	Carrying value	Initial fair value recorded on acquisition	Initial accounting period adjustment(3)	Final fair value recorded on acquisition
	(in thousands)
Intangible assets	£31	£12,535	£—	£12,535
Property, plant and equipment	61,751	54,960	—	54,960
Trade and other receivables—long term	8,092	5,196	—	5,196
Inventory	1,112	1,112	—	1,112
Trade and other receivables—current portion	17,703	17,628	—	17,628
Cash and cash equivalents	8,060	8,060	—	8,060

Total assets acquired	£96,749	£99,491	£—	£99,491

Trade and other payables	(6,409)	(7,680)	—	(7,680)
Obligations under finance leases	(3,646)	(3,646)	—	(3,646)
Deferred income	(40,790)	(28,010)	(698)	(28,708)

Total liabilities acquired	£(50,845)	£(39,336)	£(698)	£(40,034)

Net assets acquired at fair value		£60,155	£(698)	£59,457

Total consideration		£51,899		£51,899
Less: Net assets acquired at fair value		(60,155)		(59,457)

Excess of net assets acquired over total consideration		(8,256)		(7,558)
Settlement of contracts due to Fibernet acquisition(1)		6,508		6,508

Negative goodwill(2)		£(1,748)		£(1,050)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

(1)

In connection with the Fibernet acquisition, GCUK recorded a non-cash, non-taxable gain from the deemed settlement of existing IRU and telecom service agreements with Fibernet. Under these agreements, GCUK earned revenues that, based on current market rates at the acquisition date, were favorable to GCUK. GCUK recognized a £8.4 million gain (£6.5 million recorded to goodwill and £1.9 million as a reduction in pre-acquisition deferred revenue) within administrative expenses, representing the present value of the favorable portion of the distribution fee over the remaining life of the agreements.

(2)	Negative goodwill is recognized within operating profit immediately following the acquisition, representing the excess of fair value of identifiable net assets over total consideration.

(3)	An adjustment to deferred revenue was made following the completion of the management’s review of customer contracts.

As a result of the fair value assessment, a deferred tax liability of £3.9 million arises, as adjusted for the initial accounting period adjustment. Prior to acquisition, the Fibernet Group had unrecognized deferred tax assets of £10.0 million, of which £3.9 million are recognized to offset this deferred tax liability. Accordingly, there is no net effect on the Company’s consolidated balance sheet at December 31, 2006.

The total consideration of the combination was £51.9 million and was made up as follows:

Total consideration
(in thousands)
Purchase of shares	£49,829
Acquisition costs(1)	2,070

Total consideration	£51,899

The cash out flow on acquisition was:

Cash out flow on acquisition
(in thousands)
Cash paid to GC Acquisitions(1)	£53,073
Net cash acquired with subsidiary	(8,060)

Net cash out flow on acquisition	£45,013

(1)	GCUK also incurred £1.7 million fees and expenses that were not capitalizable as part of the purchase price.

The following unaudited pro forma combined revenue and (loss)/profit for the years ended December 31, 2005 and 2006 have been prepared as if the acquisition of Fibernet had occurred at January 1, 2005 and 2006, respectively.

	Year ended December 31,
	2005	2006
	(in thousands)
Revenue	£276,925	£281,098
(Loss)/profit for the year	(3,917)	5,924

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

5. Operating profit

Operating profit has been arrived at after charging/(crediting):

	Year ended December 31,
	2005	2006	2007
	(in thousands)
Depreciation and amortization
—Depreciation of property, plant and equipment (owned)	£15,213	£18,461	£30,085
—Income from lease of property, plant and equipment (owned) to related parties (see note 26)	(2,890)	(2,776)	(2,761)
—Depreciation of property, plant and equipment (leased)	3,121	3,356	4,406
—Amortization of intangible assets (owned)	289	576	2,613
—Amortization of intangible assets (leased)	543	544	270
—Amortization of connection costs	3,828	4,390	7,548

	£20,104	£24,551	£42,161

Net gain arising from acquisition of Fibernet
Gain on settlement of contracts due to Fibernet acquisition (see note 4)	£—	£(8,411)	£—
Gain on recognition of negative goodwill—as restated (see note 4)	—	(1,050)	—
Restructuring charges (see note 17)	—	1,706	—

	£—	£(7,755)	£—

Payments under operating lease
—Hire of plant and machinery	£22,851	£16,764	£22,827
—Other operating leases	7,998	8,728	10,370
Receipts under operating lease sublets	(2,073)	(3,504)	(4,175)

Loss on disposal of property, plant and equipment	715	168	306
Exceptional cost—redundancy costs	—	—	1,453
Exceptional gain—rates rebate arising from reduction in agreedrateable value	(4,879)	—	(1,270)
Share of results in associated undertaking accounted for using the equity method	—	(159)	(37)
Auditors remuneration for audit services (see below)	992	709	619
Loss/(gain) on foreign exchange	1,165	(564)	(156)

Amounts payable to Ernst & Young LLP by the Company and its subsidiary undertakings in respect of non-audit services were £nil (2006: £nil, 2005: £nil).

In addition to the amounts shown above, Deloitte & Touche LLP received fees of £21,000 (2006: £26,000, 2005: £25,000) for the audit of the group pension scheme.

6. Employee costs and remuneration of key management

Employee costs

	Year ended December 31,
	2005	2006	2007
	(in thousands)
Wages and salaries	£30,411	£27,004	£40,249
Social security costs	3,522	3,050	4,457
Other pension costs	1,678	2,186	2,568

	£35,611	£32,240	£47,274

Included in wages and salaries is a total expense of share-based payments of £2.3 million (2006: £0.2 million, 2005: £2.1 million), all of which arises from transactions accounted for as equity-settled share-based payment transactions.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Remuneration of key management

The remuneration of key management and personnel (including directors) of the Company is set out below:

	Year ended December 31,
	2005	2006	2007
	(in thousands)
Fees and other emoluments	£335	£396	£867
Termination costs	—	120	—
Share based payments	30	47	43
Company contributions to money purchase pension schemes	22	10	41
Short term employee benefits	11	—	—

	£398	£573	£951

In addition, 5 directors (2006: 4, 2005: 5) received total remuneration in respect of services to Group Companies of £2.9 million (2006: £2.1 million, 2005: £1.1 million) but it is not practicable to allocate this between Group Companies.

7. Finance revenue

	Year ended December 31,
	2005	2006	2007
	(in thousands)
Interest on bank deposits	£1,604	£1,069	£1,189
Interest receivable from other Group Companies	—	2,420	3,632
Foreign exchange loss on loans to other Group Companies	—	(2,049)	(394)
Other interest receivable	602	63	100

Total finance revenue	£2,206	£1,503	£4,527

8. Finance charges

	Year ended December 31,
	2005	2006	2007
	(in thousands)
Interest payable on Senior Secured Notes(1)	£24,472	£24,182	£29,964
Amortization of deferred finance charges(1)	1,024	1,028	1,476
Interest on obligations under finance lease	3,409	2,432	2,802
Interest payable to other Group Companies(1)	—	1,039	—
Other interest payable	184	894	913

Total borrowing costs	29,089	29,575	35,155
Unwind of discount on provisions and other long term liabilities	550	419	256
Foreign exchange loss/(gain) on Senior Secured Notes	12,180	(14,101)	(1,566)
Unwind of premium on Senior Secured Notes(1)	—	(7)	(615)
Unwind of discount on Senior Secured Notes(1)	306	305	318

Total finance charges	£42,125	£16,191	£33,548

(1)	calculated using effective interest rate method

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

9. Taxation

The major components of income tax expense for the years ended December 31, 2005, 2006 and 2007 are:

	Year ended December 31,
	2005	2006	2007
	(in thousands)
Current income tax:
Current income tax charge	£—	£(801)	£(1,035)
Deferred income tax:
Relating to origination and reversal of temporary differences	2,477	(8,576)	(4,912)
Effect of decreased tax rate	—	—	(350)

Income tax credit/(charge) reported in the consolidated income statement	£2,477	£(9,377)	£(6,297)

No deferred tax movements have been recognized in equity in the current or prior years.

A reconciliation between the tax expense and accounting profit multiplied by the applicable tax rate for the years ended December 31, 2005, 2006 and 2007 is as follows:

	Year ended December 31,
	2005	2006	2007
	(in thousands)
Accounting profit before tax	£5,515	£22,130	£4,756

Tax at the UK corporation tax rate of 30% (2006: 30%, 2005: 30%)	£1,655	£6,639	£1,427
Factors affecting the tax charge for the year:
—Expenses not deductible for tax purposes	418	200	230
—(Recognition)/derecognition of tax losses and other temporary differences available in the foreseeable future	(4,550)	2,538	4,640

Income tax (credit)/charge reported in the consolidated income statement	£(2,477)	£9,377	£6,297

During the year ended December 31, 2005, there was no current tax charge. The current tax charge of £1.0 million (2006: £0.8 million) represents an amount payable to other Group Companies for the surrender of tax relief to offset against the Company’s taxable income in the period. In the year ended December 31, 2005, the Company recognized a deferred tax asset of £2.5 million due to the Company considering that it was more likely than not that sufficient profits would be available in the foreseeable future against which to offset the deferred tax asset. In the year ended December 31, 2006 and 2007, the Company reduced its deferred tax asset by £8.6 million and £5.3 million respectively to reflect (i) £0.4 m (2006: £ nil) charge relating to the effect of the change in the UK corporation tax rate from 30% to 28%; (ii) the amount utilized during the year (2006: £ nil; 2007: £2.6 million); and (iii) the amount considered more likely than not to be realized in the foreseeable future (2006: £8.6 million; 2007: £2.3 million).

A deferred tax liability of £3.9 million arose on the acquisition of Fibernet, as adjusted for the initial accounting period adjustment. Prior to acquisition, the Fibernet Group had unrecognized deferred tax assets of £10.0 million, of which £3.9 million were recognized to offset this deferred tax liability. The remaining unrecognized deferred tax asset of £6.1 million is included within other temporary differences in the table below. Accordingly, there is no net effect on the Company’s consolidated balance sheet at December 31, 2006 or 2007

The following is the analysis of the deferred tax asset for financial reporting purposes:

	Year ended December 31,
	2006	2007
	(in thousands)
Accelerated capital allowances	£3,966	£13,687
Other temporary differences	(824)	(3,890)
Tax losses available	92,605	80,549

Total deferred tax asset	95,747	90,346
Less: deferred tax asset not recognized	(90,485)	(90,346)

Net deferred tax asset (due in greater than one year)	£5,262	£—

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

At the balance sheet date, the Company has unused gross tax losses of £288 million (2006: £309 million) available for offset against future profits. In 2007 no deferred tax asset has been recognized (2006: £5.3 million) in respect of tax losses and other temporary differences due to the Company considering that it is not more likely than not that sufficient profits will be available in the foreseeable future against which to offset the deferred tax asset. The Company may carry forward its tax losses indefinitely.

On July 19, 2007, the UK government fully enacted a reduction in the UK corporation tax rate from 30% to 28% with effect from April 1, 2008. The effect of the reduction to the tax rate was to decrease the future value of the Company’s unrecognized deferred tax assets by £6.0 million.

10. Dividends

The Directors do not recommend the payment of a dividend in 2007 (2006: £nil, 2005: £nil).

11. Intangible Assets

	Computer software	Customer contracts	Customer relationships	Total
	(in thousands)
Cost
At January 1, 2006	£2,512	£—	£—	£2,512
Additions	1,597	—	—	1,597
Acquisition of subsidiary	579	901	11,055	12,535
Disposals	(68)	—	—	(68)

At December 31, 2006	4,620	901	11,055	16,576
Reclassifications	112	—	—	112
Additions	1,882	—	—	1,882
Disposals	(1)	—	—	(1)

At December 31, 2007	£6,613	£901	£11,055	£18,569

Accumulated amortization
At January 1, 2006	£(1,216)	£—	£—	£(1,216)
Charge for year	(1,110)	(2)	(8)	(1,120)
Eliminated on disposal	1	—	—	1

At December 31, 2006	(2,325)	(2)	(8)	(2,335)
Charge for year	(1,430)	(246)	(1,207)	(2,883)

At December 31, 2007	£(3,755)	£(248)	£(1,215)	£(5,218)

Carrying amount
At December 31, 2006	£2,295	£899	£11,047	£14,241

At December 31, 2007	£2,858	£653	£9,840	£13,351

Included within intangible assets are assets under finance lease and development in progress. As at December 31, 2006 and 2007, the carrying amount of assets held under finance lease was £0.3 million and £nil, respectively. The cost and net book value of software in the course of development (which is not amortized) at December 31, 2006 and 2007 was £22,000 and £0.7 million respectively.

Customer contracts (4-year weighted average useful life), customer relationships (10-year weighted average useful life) and internally developed software, included within computer software, (2-year weighted average useful life) represent intangible assets acquired in connection with the Fibernet acquisition (see note 4). The combined weighted average useful life for acquired intangible assets is 9.5 years.

The estimated amortization expense relating to acquired intangible assets for the years ending December 31, 2008, 2009, 2010, 2011 and 2012 is £1.5 million, £1.4 million, £1.3 million, £1.1 million, and £1.1 million, respectively.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

12. Property, plant and equipment

	Land and buildings	Leasehold improvements	Fixtures, fittings, tools and equipment	Network assets	Total
	(in thousands)
Cost
At January 1, 2006	£—	£2,386	£5,142	£156,843	£164,371
Reclassifications	—	—	(984)	984	—
Additions	—	1,078	364	23,947	25,389
Change in dilapidations provision (see note 17)	—	—	—	(4,727)	(4,727)
Acquisition of Fibernet	496	2,200	1,026	51,238	54,960
Disposals	—	—	(5)	(317)	(322)

At December 31, 2006	496	5,664	5,543	227,968	239,671
Reclassifications	(130)	—	(7)	25	(112)
Additions	—	83	1,818	36,308	38,209
Disposals	—	(144)	(66)	(422)	(632)

At December 31, 2007	£366	£5,603	£7,288	£263,879	£277,136

Accumulated depreciation
At January 1, 2006	£—	£(313)	£(762)	£(34,291)	£(35,366)
Charge for year	—	(365)	(1,217)	(20,235)	(21,817)
Eliminated on disposal	—	—	5	63	68

At December 31, 2006	—	(678)	(1,974)	(54,463)	(57,115)
Charge for year	(8)	(1,212)	(2,675)	(30,596)	(34,491)
Eliminated on disposal	—	—	—	189	189

At December 31, 2007	£(8)	£(1,890)	£(4,649)	£(84,870)	£(91,417)

Carrying amount
At December 31, 2006	£496	£4,986	£3,569	£173,505	£182,556

At December 31, 2007	£358	£3,713	£2,639	£179,009	£185,719

Included within network assets are assets under finance lease, and construction in progress. As at December 31, 2006 and 2007, the carrying amount of assets held under finance lease were £15.5 million and £18.8 million respectively. The cost of assets held to lease out under operating leases at December 31, 2006 and 2007 were £23.5 million and £31.3 million, respectively. The net book values of these assets were £18.2 million and £21.3 million respectively. The cost and net book value of construction in progress (which is not depreciated) at December 31, 2006 and 2007 was £6.6 million and £7.1 million respectively.

13. Investment in associate

Associates
(in thousands)
Cost
At January 1, 2006	£4
Share of retained results	159

At December 31, 2006	163
Share of retained results	37

At December 31, 2007	£200

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

14. Financial assets

Trade and other receivables

Trade and other receivables consist of:

	December 31,
	2006	2007
	(in thousands)
Amounts due within one year
Trade receivables	£35,266	£35,730
Less: provision for doubtful debts	(100)	(31)

Trade receivables (net)	35,166	35,699
Amounts owed by Group Companies	5,888	2,659
Other receivables	281	2,074
Prepayments	11,955	17,213
Accrued income	5,892	8,592

Trade and other receivables due within one year	£59,182	£66,237

Amounts due after more than one year
Amounts owed by Group Companies	£29,271	£25,277
Prepayments	3,859	3,234

Trade and other receivables due after more than one year	£33,130	£28,511

Total amounts due	£92,312	£94,748

No interest is charged on trade receivables.

Included within trade receivables are debtors with a carrying amount of £7.2 million (2006: £5.9 million) which are overdue as at the reporting date, and for which no provision has been made due to there being no indication that the amounts are not recoverable.

The ageing of the amounts past due, against which there is no provision, is:

	Year ended December 31,
	2006	2007
	(in thousands)
31 - 60 days	£2,261	£4,298
61 - 90 days	2,951	1,570
over 90 days	686	1,321

	£5,898	£7,189

There were the following changes to the provision for doubtful debts:

	Year ended December 31,
	2006	2007
	(in thousands)
Balance at start of year	£—	£100
Acquisition of subsidiary	88	—
Provided in year	50	51
Utilized in year	(38)	(120)

Balance at end of year	£100	£31

Amounts owed by Group Companies

Amounts owed by Group Companies, due after more than one year, includes the £25.3 million (2006: £25.7 million) pound sterling equivalent of a $50.4 million, USD denominated, loan made to Global Crossing Europe Limited (“GCE”) in May 2006 (see note 26) and a £3.6 million loan due from Fibernet Holdings Ltd as part of the Fibernet acquisition (see notes 4 and 26) which was settled in full in 2007.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Prepayments

Included within prepayments is £6.3 million (2006: £6.0 million) of prepaid connection costs.

Cash and cash equivalents

Cash and cash equivalents comprises cash held by the Company. The carrying amount of these assets approximates their fair value.

Concentration of risk

A significant portion of the Company’s revenue comes from a limited number of customers. For the years ended December 31, 2005, 2006 and 2007, 64.1%, 64.9% and 52.9%, respectively, of revenue was derived from the top ten enterprise customers. These customers are made up of public and rail sector clients and commercial organizations. These represented £13.7 million (38.9%) and £29.1 million (81.4%) of trade receivables at December 31, 2006 and 2007 respectively.

During the year ended December 31, 2007, two customers were each responsible for revenue that exceeded 10% of total revenue, accounting for £35.4 million or 11.9% and £32.5 million or 11.0%. The trade receivables balances for these two customers comprised £9.6 million, or 26.9% of the consolidated trade receivables balance at December 31, 2007. During the year ended December 31, 2006, three customers were each responsible for revenue that exceeded 10% of total revenue, accounting for £35.3 million or 14.7%, £31.8 million or 13.2% and £25.5 million or 10.6%. The trade receivables balances for these three customers comprised £10.4 million, or 29.5% of the consolidated trade receivables balance at December 31, 2006.

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

Credit risk

The Company’s principal financial assets are bank balances and cash, and trade receivables which represent the maximum exposure to credit risk in relation to financial assets.

15. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments
	December 31,		December 31,
	2006	2007	2006	2007
	(in thousands)
Amounts payable under finance leases:
Within one year	£11,948	£14,616	£9,214	£11,945
In the second to fifth year inclusive	21,089	18,633	16,666	15,138
After five years	8,198	6,198	6,543	5,104

	41,235	39,447	32,423	32,187

Less: future finance charges	(8,812)	(7,260)	n/a	n/a

Present value of minimum lease payments	£32,423	£32,187	£32,423	£32,187

Less: Amount due for settlement within 12 months
(shown within current liabilities)			(9,214)	(11,945)

Amount due for settlement after 12 months			£23,209	£20,242

Obligations under finance leases and hire purchase contracts are secured against the leased assets and bear finance charges at rates ranging from 5.50% to 12.56% per annum. Interest rates are fixed at inception of the lease. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

All lease obligations are denominated in pounds sterling.

The fair value of the Company’s lease obligations approximates their carrying amount.

The Company’s obligations under finance leases are secured by the lessors’ charges over the leased assets.

16. Other financial liabilities

Trade and other payables

	Year ended December 31,
	2006	2007
	(in thousands)
Amounts due within one year
Trade payables	£43,068	£32,948
Amounts owed to Group Companies	6,680	7,832
Other creditors	3,307	3,041
Other taxes and social security	3,403	3,141
Accruals	21,123	18,657

Trade and other payables due within one year	£77,581	£65,619

Amounts due in more than one year
Other creditors	£647	£650

Total amounts due	£78,228	£66,269

The amounts owed to Group Companies are non interest bearing.

17. Provisions

	Dilapidations	Restructuring	Total
	(in thousands)
At January 1, 2006	£5,272	£9,311	£14,583
Charged to the income statement	159	1,945	2,104
Adjustment from unwinding of discount	99	320	419
Change in estimated liability	(4,727)	—	(4,727)
Utilized in year	—	(3,870)	(3,870)

At December 31, 2006	803	7,706	8,509
Arising during in the period	66	2,708	2,774
Reversal of unused amounts	—	(868)	(868)
Adjustment from unwinding of discount	36	220	256
Utilized in year	—	(4,374)	(4,374)

At December 31, 2007	£905	£5,392	£6,297

Due in less than one year	£—	£2,137	£2,137
Due in more than one year	905	3,255	4,160

	£905	£5,392	£6,297

Dilapidations

The dilapidations provision is the estimated costs required to return leased properties to their original state in accordance with the respective third party lease agreements based on the estimated present value of the obligation utilizing an appropriate discount rate. The Company has entered into various property leases that primarily expire between 1 and 111 years from the balance sheet date.

During the year ended December 31, 2006, the Company revised its estimated costs to return the leased properties to their original state. The change in estimated liability was £4.7 million and recorded as a reduction of the dilapidations provision and property, plant and equipment, net.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Restructuring

The restructuring provision comprises of the following:

	Employee redundancies	Facility closings	Total restructuring
	(in thousands)
At January 1, 2006	£—	£9,311	£9,311
Arising during in the period	1,558	387	1,945
Adjustment from unwinding of discount	—	320	320
Utilized in year	(1,162)	(2,708)	(3,870)

At December 31, 2006	396	7,310	7,706
Arising during in the period	1,453	1,255	2,708
Reversal of unused amounts	(157)	(711)	(868)
Adjustment from unwinding of discount	—	220	220
Utilized in year	(1,692)	(2,682)	(4,374)

At December 31, 2007	£—	£5,392	£5,392

Restructuring charges are included within administrative expenses in the consolidated income statement.

The discounted facilities closures provision is composed of continuing building lease obligations and broker commissions for the restructured sites (an aggregate of £34.8 million as of December 31, 2007), offset by the discounted anticipated receipts from existing and future third-party subleases. As of December 31, 2007, anticipated third-party sublease receipts were £29.4 million, representing £19.4 million from subleases already entered into and £10.0 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

2007 Restructuring Plans

On April 12, 2007 the Company approved plans to restructure a Fibernet facility lease agreement. No provision was recorded in relation to the restructured facility at that time as no constructive or legal obligation existed. During the third quarter of 2007, the Company physically vacated this facility and as a result, recorded a charge of £1.3 million to the restructuring provision.

On May 10, 2007, GCL implemented initiatives to generate operational savings which included organizational realignment and functional consolidation resulting in the termination of approximately 39 redundant employee positions within the Company. As a result of these efforts, during 2007 the Company recorded a charge of £1.5 million for one-time severance and related benefits. All payments were made in 2007.

2006 Restructuring Plan

In 2006, the Company adopted a restructuring plan following the Fibernet acquisition. This plan provides for the termination of a number of redundant employee positions and the termination or restructuring of certain Fibernet facility lease agreements. As at December 31, 2007, substantially all payments pursuant to the 2006 Restructuring Plan have been made.

2003 and Prior Restructuring Plans

As a result of the slowdown in the telecommunications industry, the Board of Directors of GCL approved a restructuring plan in 2001 which resulted in the elimination of positions across the Company’s business functions and job classes and the consolidation of offices and other real estate facilities. The remaining facility closing payments are expected to be made over the life of the associated lease agreements, which terminate between the years 2010 and 2021.

In the first quarter of 2007, the Company recorded a £1.0 million restructuring credit resulting from the Company’s decision to reoccupy a building previously restructured under the 2003 and Prior Restructuring Plans. This building has been reoccupied as a result of the Company’s decision to restructure the Fibernet Facility described above.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

18. Financial instruments

Treasury policy and risk management

The Company’s treasury management is conducted primarily by GCL on behalf of Group Companies. GCL is responsible for raising finances for operations, together with associated liquidity management, and the management of foreign exchange and interest rate risk. Treasury operations are conducted within a framework of policies and guidelines authorized and reviewed by the GCL Audit Committee, which receives regular updates of treasury activity. Financial instruments are entered into for risk management purposes only. It is the GC Group’s policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken.

Interest rate management

The Company has financial exposures to interest rates, arising primarily from finance leases and the Senior Secured Notes. These exposures are primarily managed by borrowing at fixed rates of interest. At December 31, 2006 and 2007, substantially all the Company’s borrowings, excluding finance leases, are at fixed rates of interest. During the year ended December 31, 2004, the Company entered into a cross currency interest rate swap (described below) which has swapped the 10.75% US Dollar interest rate to a 11.65% pound sterling rate at an exchange rate of £1 to $1.945 for interest payments due between June 2005 and June 2010 on the US Dollar Senior Secured Notes. The majority of the swap was set to generally match the period up to the point in time that the company can redeem the Notes (see note 19).

The Company’s finance leases incur interest based on the rates inherent in the finance lease agreement.

The following tables show the Company’s contractually agreed (undiscounted) payments in respect of its financial liabilities:

	December 31, 2006
	< 1 year	1-3 years	3-5 years	> 5 years	Total
	(in thousands)
10.75% US dollar-denominated senior secured notes	£11,054	£22,108	£21,913	£134,791	£189,866
11.75% pounds sterling-denominated senior secured notes	18,448	36,895	36,895	212,343	304,581
Other debt obligations	192	200	44	—	436
Finance lease and hire purchase obligations	11,998	15,488	5,803	8,653	41,942
Interest rate swap	925	1,851	—	—	2,776
Trade and other payables	43,068	—	—	—	43,068

	£85,685	£76,542	£64,655	£355,787	£582,669

	December 31, 2007
	< 1 year	1-3 years	3-5 years	> 5 years	Total
	(in thousands)
10.75% US dollar-denominated senior secured notes	£11,745	£21,740	£21,479	£121,384	£176,348
11.75% pounds sterling-denominated senior secured notes	18,837	36,729	36,729	193,023	285,318
Other debt obligations	530	380	81	—	991
Finance lease and hire purchase obligations	14,616	14,303	4,330	6,198	39,447
Interest rate swap	926	925	—	—	1,851
Trade and other payables	32,948	—	—	—	32,948

	£79,602	£74,077	£62,619	£320,605	£536,903

Interest on the Notes is fixed and payable semi-annually. The US Dollar-denominated Notes bear interest at 10.75% and the sterling-denominated Notes bear interest at a rate of 11.75%. If market interest rates were to decrease substantially below the fixed rates, we would be incurring above-market interest expense.

All other derivative and non derivative instruments are set at fixed rates of interest. Therefore the exposure to interest rate risk is minimal.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Foreign exchange management

The Company operates primarily in the UK, with more than 95% of its revenue and 88% of its operating costs denominated in pounds sterling. In addition, substantially all of the Company’s assets and liabilities, excluding obligations to other Group Companies and third party financing, are denominated in pounds sterling. At December 31, 2006 and 2007, the split of aggregate borrowings, including finance leases, into their core currencies was US Dollar 34% and 34%, respectively, and pounds sterling 66% and 66%, respectively.

The Company assesses its currency exchange exposure and enters into financial instruments, as it believes necessary, to manage risk. At December 31, 2006 and 2007, the Company had US Dollar-denominated debt of $200 million (equivalent to £101.9 million as at December 31, 2006, and £100.4 million as at December 31, 2007), on which it must pay interest on a semi annual basis. In 2004, the Company entered a five year cross currency interest rate swap to minimize exposure of any US Dollars to pounds sterling currency conversion for the interest payments due on the US Dollar-denominated Senior Secured Notes. This cross currency interest rate swap converts the US Dollars to pounds sterling at a rate of £1 to $1.945 and swaps the interest rate on the associated payments from 10.75% to 11.65%. The notional value of the cross currency swap is equal to the US Dollar principal.

On April 12, 2006, the Company entered into an intercompany credit agreement (the “credit agreement”). As at December 31, 2006 and 2007, there were loans of US$50.4 million (equivalent to £25.7 million as at December 31, 2006 and £25.3 million as at December 31, 2007) due from Group Companies (see notes 14 and 26).

The Company has not entered into any currency swap agreements for the balance of the principal amount of the US Dollar-denominated debt.

In 2007, the Company entered into a US$5.0 million loan agreement to provide a loan facility for partial financing of certain purchases of equipment. At December 31, 2007, the Company had $1.3 million (equivalent to £0.6 million as at December 31, 2007) outstanding relating to this agreement, which is included within other debt obligations.

In the years ended December 31, 2006 and 2007, the Company recognized a foreign currency gain of £12.6 million and £1.0 million, respectively, on liabilities denominated in other currencies.

The following table illustrates the sensitivity on the net result for the year and equity in regards to the Company’s financial assets and liabilities of possible changes in the US Dollar and Euro exchange rate. If the Sterling had strengthened/weakened against the dollar and Euro by 10% the following effects on the financial statements would be:

	Increase/ decrease in US Dollar rate	Effect on profit before tax	Effect on equity
		(in thousands)
2007	+10%	£(9,577)	£(9,577)
	-10%	9,577	9,577
2006	+10%	£(8,394)	£(8,394)
	-10%	8,394	8,394

	Increase/ decrease in Euro rate	Effect on profit before tax	Effect on equity
		(in thousands)
2007	+10%	£(71)	£(71)
	-10%	71	71
2006	+10%	£(108)	£(108)
	-10%	108	108

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Currency risks

The Company’s currency exposures, after hedging, give rise to the net currency gains and losses recognized in the consolidated income statements. Such exposures comprise the net monetary assets and liabilities of the Company that are not denominated in the functional currency of the entity involved and principally consist of the US Dollar-denominated Senior Secured Notes. The following table presents the exposure of net foreign currency monetary assets/(liabilities).

	December 31, 2006			December 31, 2007
	US dollars	Euros	Total	US dollars	Euros	Total
	(in thousands)			(in thousands)
Functional currency of the company
Pounds sterling	£(76,737)	£(270)	£(77,007)	£(73,066)	£435	£(72,631)

The Company uses a cross currency interest rate swap to manage its exposure to interest rate movements on its US Dollar denominated Senior Secured Notes.

The fair value of the swap entered into is estimated to be a liability of £2.1 million at December 31, 2007 (2006: a liability of £2.7 million). These amounts are based on market values of equivalent instruments at the balance sheet date.

The cross currency interest rate swap is designated as an effective cash flow hedge, therefore a portion of the movement in the fair value of the swap has been deferred in equity.

	December 31,
	2006	2007
	Liabilities	Liabilities
	(in thousands)
Cross currency interest rate swap	£2,683	£2,096

	£2,683	£2,096

Analyzed as:
Non current	£1,789	£1,048
Current	894	1,048

	£2,683	£2,096

Capital management

The capital structure of the Company consists of debt, which includes the borrowings disclosed in note 19, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital and reserves and reduced by the accumulated deficit.

The primary objective of the Company’s capital management is to ensure that it maintains a healthy credit in order to support its business and enable it to continue as a going concern. In addition the Indenture governing our Notes (see note 19) contains restrictions which, among other things, limit our ability to incur additional indebtedness and pay dividends.

The Company’s ability to access the credit markets to fund capital leases or other forms of equipment financing depends on market conditions and our credit profile at the time. The liquidity crisis that began in 2007 as a result of the collapse of the subprime mortgage market in the United States has adversely impacted global credit markets and could make it more difficult for the Company to obtain such funding.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Fair values

Set out below is a comparison by category of carrying amounts and fair values of all the Company’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
	2006	2007	2006	2007
	(in thousands)
Financial assets
Trade receivables(1)	£35,166	£35,699	£35,166	£35,699
Amounts owed by group companies(1)	35,159	27,936	35,159	27,936
Other receivables(1)	281	2,074	281	2,074
Cash and cash equivalents(1)	40,309	23,954	40,309	23,954

Financial liabilities
Trade payables(2)	(43,068)	(32,948)	(43,068)	(32,948)
Amounts owed to group companies(2)	(6,680)	(7,832)	(6,680)	(7,832)
Other creditors(2)	(3,307)	(3,041)	(3,307)	(3,041)
Senior Secured Notes(2)	(249,631)	(248,946)	(279,890)	(263,813)
Obligations under finance lease(2)	(32,423)	(32,187)	(32,423)	(32,187)
Other debt obligations(2)	(399)	(893)	(399)	(893)
Cross currency interest rate swap(3)	(2,683)	(2,096)	(2,683)	(2,096)

(1)	Classified as loan and receivables

(2)	Classified as financial liability at amortized costs

(3)	Classified as at fair value through the income statement

The fair value of trade receivables and other receivables approximates to their carrying value due to their short term nature. Amounts owed by Group Companies approximates to their carrying value due to their interest bearing or short term nature.

Given the short term duration of cash and cash equivalents the fair value approximates the carrying value.

The fair value of trade payables, amounts owed to Group Companies and other creditors (including taxation and social security) approximates to their carrying value due to their short term nature.

Market values have been used to determine the fair value of the Senior Secured Notes.

The fair value of obligations under finance leases and hire purchase contracts and other debt obligations has been obtained by discounting the expected future cash flows at the prevailing interest rates. This approach was also taken in determining the fair value of the cross currency interest rate swap.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

19. Financial assets and liabilities

Financial assets and liabilities, as of the balance sheet dates, were made up as follows:

	Year ended December 31,
	2006	2007
	(in thousands)
Financial assets
Amounts due within one year
Trade receivables	£35,166	£35,699
Amounts owed by group companies	5,888	2,659
Other receivables	281	2,074
Cash and cash equivalents	40,309	23,954

Due in less than one year	£81,644	£64,386

Amounts due in greater than one year
Amounts owed by group companies	£29,271	£25,277

Due in greater than one year	£29,271	£25,277

Financial liabilities
Amounts payable within one year
Trade payables	£(43,068)	£(32,948)
Amounts owed to group companies	(6,680)	(7,832)
Other creditors	(3,307)	(3,041)
10.75% US Dollar senior secured notes	—	(452)
11.75% Pound Sterling senior secured notes	—	(706)
Obligations under finance lease	(9,214)	(11,945)
Other debt obligations	(167)	(463)
Cross currency interest rate swap	(894)	(1,048)

Payable within one year	£(63,330)	£(58,435)

10.75% US Dollar senior secured notes, due 2014, net of unamortized discount of £1.0 million and deferred financing costs of £3.6 million (2006: £1.2 million and £4.1 million respectively)	£(96,601)	£(95,249)
11.75% Pound Sterling senior secured notes, due 2014, net of unamortized discount of £1.0 million, amortized premium of £4.2 million and deferred financing costs of £6.9 million (2006: £1.2 million, £4.8 million and £7.6 million respectively)	(153,030)	(152,539)

	(249,631)	(247,788)
Obligations under finance lease	(23,209)	(20,242)
Other debt obligations	(232)	(430)
Cross currency interest rate swap	(1,789)	(1,048)

Payable in greater than one year	£(274,861)	£(269,508)

Senior secured notes

On December 23, 2004, GC Finance issued $200.0 million in aggregate principal amount of 10.75% US Dollar-denominated Senior Secured Notes (“US Dollar Senior Secured Notes”) and £105.0 million in aggregate principal amount of 11.75% Pound Sterling Senior Secured Notes (collectively, “Initial Notes”). The Initial Notes were issued at a discount of approximately £3.0 million. The Initial Notes mature on the tenth anniversary of their issuance.

On December 28, 2006, GC Finance completed its offering of Additional Notes. The £52.0 million aggregate principal amount of Additional Notes was priced at 109.25 percent of par value and the issue raised gross proceeds of £56.8 million. The Additional Notes were issued under the Indenture, dated as of December 23, 2004, pursuant to which GC Finance previously issued the Initial Notes. The proceeds from the Additional Notes were used to refinance the Fibernet acquisition (see note 4). The Initial Notes and the Additional Notes are collectively referred to as the “Notes” or “Senior Secured Notes”.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Interest is payable in cash semi-annually on June 15 and December 15 of each year. The discount, premium and fees associated with the issuance of the Notes are amortized over the term of the Notes using the effective interest method.

The Notes are senior obligations of GC Finance and rank equal in right of payment with all of its future debt. GCUK and Fibernet (“Guarantor”) have guaranteed the Notes as a senior obligation ranking in equal right of payment with all of its existing and future debt.

GC Finance may redeem the Notes in whole or in part, at any time on or after December 15, 2009, at redemption prices decreasing from 105.375% (for the US Dollar-denominated Notes) or 105.875% (for the pound sterling-denominated notes) in 2009 to 100% of their principal amount in 2012 and thereafter. At any time before December 15, 2009, GC Finance may redeem either or both series of Notes, in whole or in part, by paying a “make-whole” premium, calculated in accordance with the Indenture. GC Finance may also redeem either or both series of Notes, in whole or in part, upon certain changes in tax laws and regulations that cannot reasonably be avoided.

The Notes were issued under an Indenture, which includes covenants and events of default that are customary for high-yield senior note issuances. The Indenture limits the Company and its restricted subsidiaries’ ability to, among other things (i) incur or guarantee additional indebtedness; (ii) pay dividends or make other distributions to repurchase or redeem its stock; (iii) make investments of other restricted payments; (iv) create liens; (v) enter into certain transactions with affiliates; (vi) enter into agreements that restrict the ability of its material subsidiaries to pay dividends; and (vii) consolidate, merge or sell all or substantially all of its assets.

Within 120 days after the period ending December 31, 2005 and each twelve month period thereafter, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of Designated Cash Flow (as defined in the Indenture) from that period (“Annual Repurchase Offer”). Designated Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the year end December 31, 2007, we anticipate offering to purchase £1.2 million of the Notes, excluding accrued interest.

A loan or dividend by the Company to GCL and its affiliates is a restricted payment under the Indenture. Under the Indenture such a payment (i) may be made only if the Company is not then in default under the Indenture and would be permitted at that time to incur additional indebtedness under the applicable debt incurrence test; (ii) may generally be made only within ten business days of consummation of each Annual Repurchase Offer; and (iii) would generally be limited to 50% of the Company’s Designated Cash Flow plus the portion, if any, of the applicable Annual Repurchase Offer that the holders of the Notes decline to accept. In addition so long as the Company is not then in default under the Indenture, it may make up to £10.0 million in the aggregate in restricted payments in excess of 50% of Designated Cash Flow for a given period; provided that any such excess payments shall reduce the amount of restricted payments permitted to be paid out of future Designated Excess Cash Flow The terms of any inter-company loan by the Company to GCL or GCL’s other subsidiaries are required by the Indenture to be at arm’s length and, if for a sum in excess of £5.0 million, must be agreed to by the Company’s Board of Directors, including its independent members. In the exercise of their fiduciary duties, the Company’s directors will require the Company to maintain a minimum cash balance in an amount they deem prudent.

The Issuer may also redeem either or both series of Notes, in whole, but not in part, at a price equal to their principal amount plus accrued and unpaid interest and certain additional amounts, if any. If we undergo specific kinds of changes in control, we or the Issuer must offer to repurchase the Notes at a redemption price equal to 101% of the principal amount.

The registration and exchange offer for the Additional Notes was completed in September 2007

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

20. Equity share capital

	December 31,
	2006	2007
	(in thousands)
Authorized:
2,000,000 ordinary shares of £1 each	£2,000	£2,000

Called up, allotted and fully paid:
101,000 ordinary shares of £1 each	£101	£101

The Company has one class of ordinary shares which carry no right to fixed income.

21. Operating lease commitments

The Company as lessor

At the balance sheet date, the Company had contracted with tenants for the following future minimum lease payments:

	December 31,
	2006	2007
	(in thousands)
Within 1 year	£3,199	£3,121
In the second to fifth years inclusive	10,874	9,371
After 5 years	6,521	5,002

	£20,594	£17,494

Included within property rental income earned during the year ended December 31, 2007, was £2.8 million (2006: £2.8 million) from Group Companies (see note 26). All of the properties have committed tenants for the next one to fourteen years.

The Company as lessee

The Company has entered into commercial leases on certain property, motor vehicles and equipment. These leases have an average life of between 1 and 111 years, with renewal options contained within some contracts.

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

The following table presents a schedule of future minimum commitments under non cancellable operating leases as of December 31, 2007.

	December 31,
	2006	2007
	(in thousands)
Within 1 year	£18,131	£17,445
Between 1 to 2 years	15,979	16,245
Between 2 to 3 years	11,772	16,528
Between 3 to 4 years	9,900	12,637
Between 4 and 5 years	8,126	7,369
Greater than 5 years	47,422	55,082

Total minimum lease payments	£111,330	£125,306

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

22. Purchase commitments

The Company has purchase commitments with third party access vendors that require it to make payments to purchase network services and capacity through 2008. Some of these access commitments require the Company to maintain minimum monthly and/or annual billings, in certain cases based on usage. In addition, the Company has purchase commitments with third parties that require it to make payments for operations, administration and maintenance services for certain portions of its network through 2027. Further, the Company has purchase commitments with other vendors, including £10.4 million of committed, future capital expenditure which are expected to be fulfilled within one year.

	December 31, 2006
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(in thousands)
Cost of access service	£23,036	£26,443	£6,316	£1,743	£57,538
Third-party maintenance services	14,229	7,971	422	1,624	24,246
Other purchase commitments	18,507	—	—	—	18,507

Total	£55,772	£34,414	£6,738	£3,367	£100,291

	December 31, 2007
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(in thousands)
Cost of access service	£26,193	£21,672	£7,922	£248	£56,035
Third-party maintenance services	8,259	6,068	317	1,597	16,241
Other purchase commitments	22,433	87	—	—	22,520

Total	£56,885	£27,827	£8,239	£1,845	£94,796

23. Share based payments

The Company recognized total expenses of £2.1 million, £0.2 million and £2.3 million related to equity-settled share-based payment transactions in 2005, 2006 and 2007, respectively. Equity-settled share-based payment transactions relate to share-based awards granted under the Global Crossing Limited 2003 Stock Incentive Plan (the “Plan”) and reflect awards outstanding during such period, including awards granted both prior to and during such period. Under the Plan, GCL is authorized to issue up to 11,378,261 common shares of GCL, shared amongst any employee, director or consultant who is selected to participate in the plan. Certain employees of the Company are eligible to receive share-based payments under the Plan.

Equity-settled share option plan

Stock options issued under the Plan are exercisable over a ten year period, vest over a three year period and have an exercise price of between $10.16 and $15.39 per share.

Information regarding options granted in the current and previous years is summarized below.

	Year ended December 31,
	2006		2007
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of period	50,666	$11.40	8,667	$13.28
Granted during the period	—	—	—	—
Exercised during the period	(19,999)	10.68	(5,333)	12.12
Cancelled during the period	(22,000)	11.27	—	—
Forfeited during the period	—	—	—	—

Outstanding at the end of the period	8,667	$13.28	3,334	$15.39

Exercisable at end of period	6,666		3,334

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The options outstanding at December 31, 2007, had a weighted average remaining contractual life of 7 years.

There were no stock options granted in either 2006 or 2007, therefore there are no associated inputs into the Black-Scholes model.

Restricted stock units

During the year ended December 31, 2006, the Company’s employees were awarded 12,100 restricted stock units under the Plan. The restricted stock units vest and convert into common shares of GCL on June 14, 2008, and are subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability.

During the year ended December 31, 2007, the Company’s employees were awarded 145,100 restricted stock units under the Plan. The restricted stock units vested and converted into common shares of GCL on September 13, 2007.

The following table summarizes restricted stock units granted, forfeited and cancelled for the years ended December 31, 2006 and 2007:

	Number of restricted stock units	Weighted average issue price
Balance at January 1, 2006	64,430	—
Granted	12,100	$17.23
Vested	(43,394)	—
Cancelled / forfeited	(13,336)	—

Balance at December 31, 2006	19,800	—
Granted	140,220	$26.67
Vested	(111,500)	—
Cancelled / forfeited	(22,820)	—

Balance at December 31, 2007	25,700	—

Performance share awards

During the year ended December 31, 2007, the Company’s employees were awarded 7,100 performance share opportunities under the Plan. The performance share opportunities vest and convert into common shares of GCL on December 31, 2009, and are subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each performance share grantee will earn (i) 50% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved; (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity is achieved; and (iii) 150% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved or exceeded. No payout will be made for performance below threshold. Actual payouts will be calculated using interpolation between threshold and target or target and maximum, as applicable. The total performance share opportunity of each participant in this program comprises three separate award opportunities based on measures of combined 2007 and 2008 earnings, cash use, and gross margin attributable to GCL’s enterprise, carrier data, and indirect channel segment.

During the year ended December 31, 2006, the Company’s employees were awarded 14,500 performance share opportunities under the Plan. The total performance share opportunity of each participant in this program was comprised of three separate award opportunities based on measures of combined 2006 and 2007 earnings, cash use, and gross margin attributable to GCL’s enterprise, carrier data, and indirect channel segment. The GCL Compensation Committee determined that GCL achieved gross margin in its enterprise, carrier data, and indirect channel segment above the threshold gross margin measure under the 2006 long-term incentive program. GCL did not achieve the threshold performance measures relating to earnings and cash use. The 2006 Performance Shares payout will be 11.8% of target amounts. All 2006 Performance Shares will vest on December 31, 2008, subject to continued employment through that date.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

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

The Program creates for each participant an aggregate potential award under the Program (the “Maximum Award”), an amount equivalent to the Participants regular annual cash bonus target opportunity as of the date on which the Program was approved. The awards were to be granted if the Company achieved specified performance goals relating to earnings (the “EBITDA goal”) and/or cash flow (the “cash flow goal”). Specifically, each participant was entitled to receive (i) a bonus in the amount equal to 50% of such participant’s maximum award if the EBITDA goal is achieved by December 31, 2006; and/or (ii) a bonus in an amount equal to 50% of such participant’s maximum award if the cash flow goal is achieved by December 31, 2006. No shares were awarded under this program as none of the financial target thresholds were met.

Annual Bonus Program

During the year ended December 31, 2007, the Board of Directors of GCL adopted the 2007 Annual Bonus Program (the “2007 Bonus Program”). The 2007 Bonus Program was applicable to substantially all employees of GCL, and was intended to retain such employees and to motivate them to help GCL achieve its financial goals. Each participant was provided a target award under the 2007 Bonus Program expressed as a percentage of base salary. Actual awards under the 2007 Bonus Program would be paid only if GCL achieved specified earnings and cash flow goals. After reviewing GCL’s financial performance, the GCL Compensation Committee determined that GCL achieved performance above the threshold earnings measure under the 2007 annual bonus program. GCL did not achieve the threshold performance measure relating to the cash flow goal. The payout under the 2007 bonus program was 26.9% of annual bonus target. All of the bonus was paid in GCL common shares valued at their closing price on the NASDAQ Global Select Market on March 17, 2008. At December 31, 2007, the Company’s annual bonus program accrual was £0.8 million, including the Company’s liability for payroll tax and charges.

24. Retirement benefit schemes

The Company’s employees participate in two occupational pension schemes:

•	the Global Crossing Pension scheme (the “Global Scheme”); and

•	the Global Crossing Shared Cost Section of the Railways Pension Scheme (the “Railways Scheme”)

The assets of these schemes are held separately from the Company in independently administered trusts. Contributions to the schemes in respect of the Company’s defined benefit obligations are charged to the consolidated income statements so as to spread the cost of the pensions over employees’ working lives with the Company. No further defined benefit entitlements are being accrued under either scheme. Pension costs for the years ended December 31, 2005, 2006 and 2007 were £1.9 million, £2.2 million and £2.6 million, respectively.

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

The Company’s pension obligations are assessed by a qualified actuary on the basis of triennial valuations, with annual interim updates. The most recent formal valuation of the Global Scheme at March 31, 2006 was completed using the projected unit method. Calculations have been carried out by a qualified actuary for the purposes of estimating the Company’s pension charge for the year and the Global Schemes liabilities as of December 31, 2007.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The employer made annual contributions to the defined benefit section of the Global Scheme of £0.3 million, £0.7 million and £0.5 million for the years ended December 31, 2005, 2006 and 2007, respectively.

The Global scheme also provides defined contribution benefits and the cost of the years ended December 31, 2005, 2006 and 2007 were £1.3 million, £1.1 million and £1.6 million, respectively.

The Railways Scheme

The Company’s pension obligations are assessed by a qualified actuary on the basis of triennial valuations, with annual interim updates. The most recent formal valuation of the Railways Scheme was completed at December 31, 2004 using the projected unit method. Calculations have been carried out by a qualified actuary for the purposes of estimating the Company’s pension charge for the year and the Railways Scheme assets as of December 31, 2007.

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

The employer made annual contributions to the defined benefit section of £0.1 million, £0.2 million and £0.3 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Recognition of gains and losses

The following disclosures are prepared on the basis that gains and losses are amortized over the expected future working life of employees.

The key assumptions used in assessing the Company’s pension plans are as follows:

	Railways Scheme		Global Scheme
	2006	2007	2006	2007
Rates and assumptions used to calculate
Defined Benefit Obligations (DBO)
Weighted average discount rate (year end)	5.00%	5.60%	5.00%	5.60%
Rate of salary increase (year end)	3.75%	4.00%	3.75%	4.00%
Mortality assumptions:
Current male/female pensioners at 65 (year end)	19/21 years	19/22 years	22/25 years	24/28 years
Future male/female pensioners at 65 (year end)	19/21 years	19/22 years	23/26 years *	27/31 years *
Rates and assumptions used to calculate Net Benefit Cost (NBC)
Weighted average discount rate (start of year)	4.75%	5.00%	4.75%	5.00%
Rate of salary increase (start of year)	3.75%	3.75%	3.75%	3.75%
Expected return on plan assets (start of year)	6.80%	7.50%	4.10%	4.20%
Mortality assumptions:
Current male/female pensioners at 65 (start of year)	18/20 years	19/21 years	19/22 years	22/25 years
Future male/female pensioners at 65 (start of year)	18/20 years	19/21 years	20/23 years	23/26 years *

*	For members aged 50 at the year end

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

Net benefit expense recognized in the consolidated income statement

	Railways Scheme		Global Scheme		Total
	2006	2007	2006	2007	2006	2007
	(in thousands)		(in thousands)		(in thousands)

Service cost	£501	£542	£386	£427	£887	£969
Interest cost on benefit obligation	1,033	1,207	360	473	1,393	1,680
Expected return on plan assets	(1,241)	(1,535)	(164)	(190)	(1,405)	(1,725)
Net amortisation and deferral	65	3	—	65	65	68

Net benefit expense	£358	£217	£582	£775	£940	£992

Benefit asset/(liability)

	Railways Scheme		Global Scheme		Total
	2006	2007	2006	2007	2006	2007
	(in thousands)		(in thousands)		(in thousands)

Funded status	£(5,114)	£(1,866)	£(4,734)	£(5,041)	£(9,848)	£(6,907)
Funded status attributable to employees	2,046	746	—	—	2,046	746

Net funded status attributable to employer	(3,068)	(1,120)	(4,734)	(5,041)	(7,802)	(6,161)
Unrecognized net loss	3,990	2,081	1,926	1,931	5,916	4,012

Prepaid/(accrued) net benefit cost	£922	£961	£(2,808)	£(3,110)	£(1,886)	£(2,149)

Changes in the present value of the defined benefit obligation are as follows:

	Railways Scheme		Global Scheme		Total
	2006	2007	2006	2007	2006	2007
	(in thousands)		(in thousands)		(in thousands)
Benefit obligation at beginning of year	£35,761	£39,709	£7,265	£9,118	£43,026	£48,827
Service cost	501	542	386	427	887	969
Interest cost	1,033	1,207	360	473	1,393	1,680
Employee contributions	124	171	—	—	124	171
Actuarial loss	2,559	(2,739)	1,272	69	3,831	(2,670)
Benefits paid	(958)	(1,373)	(165)	(172)	(1,123)	(1,545)
Interest cost attributable to employees	689	805	—	—	689	805

Benefit obligation at end of year	£39,709	£38,322	£9,118	£9,915	£48,827	£48,237

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Changes in the fair value of plan assets are as follows:

	Railways Scheme		Global Scheme		Total
	2006	2007	2006	2007	2006	2007
	(in thousands)		(in thousands)		(in thousands)
Fair value of plan assets at start of year	£30,770	£34,595	£3,740	£4,384	£34,510	£38,979
Actual return on plan assets	4,485	2,807	113	189	4,598	2,996
Employer contributions	174	256	696	473	870	729
Employee contributions	124	171	—	—	124	171
Benefits paid	(958)	(1,373)	(165)	(172)	(1,123)	(1,545)

Fair value of plan assets at end of year	£34,595	£36,456	£4,384	£4,874	£38,979	£41,330

The Company expects to contribute £1.0 million to its defined benefit pension schemes in 2008.

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	Railways Scheme		Global Scheme
	2006	2007	2006	2007
	(%)		(%)
Fixed interest bonds	15	15	100	76
Equities	67	58	—	18
Property	10	16	—	—
Other	8	11	—	6

	100	100	100	100

The overall expected rate of return on assets is determined based on market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

The Railways Scheme represents approximately 88% of the total assets of the combined plans. The current planned asset allocation strategy was determined with regard to actuarial characteristics of each scheme. It is based on the assumption that equities will outperform bonds over the long term and is consistent with the overall objective of long-term capital growth. The expected long-term rate of return on plan assets was calculated by the plan actuary and is based on historic returns of each asset class held by the plan at the beginning of the year.

The following table summarizes expected benefit payments from the Company’s pension plans through 2017. Actual benefit payments may differ from expected benefit payments:

(in thousands)
2008	£1,207
2009	1,254
2010	1,292
2011	1,339
2012	1,377
2013-2017	6,907

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The amount included in the balance sheet arising from the Company’s obligations in respect of its defined benefit retirement benefit schemes is as follows:

	December 31,
	2006	2007
	(in thousands)
Fair value of scheme assets	£38,979	£41,330
Present value of defined benefit obligations	(48,827)	(48,237)

Deficit in scheme	(9,848)	(6,907)
Funded status attributable to employees	2,046	746

Net deficit attributable to employer	(7,802)	(6,161)
Unrecognized net losses	5,916	4,012

Net liability recognized in the balance sheet	£(1,886)	£(2,149)

This amount is presented in the balance sheet as follows:
Non-current assets	£922	£961
Non-current liabilities	(2,808)	(3,110)

	£(1,886)	£(2,149)

	2004	2005	2006	2007
	(in thousands)
Present value of defined benefit obligations	£32,133	£43,026	£48,827	£48,237

Fair value of plan assets	29,109	34,510	38,979	41,330

Deficit in the scheme	£(3,024)	£(8,516)	£(9,848)	£(6,907)

Experience (losses)/gains on scheme liabilities	£(850)	£(5,100)	£(1,423)	£32

25. Ultimate parent and controlling party

At December 31, 2007, the Company’s directors regarded Temasek Holdings (Private) Limited (“Temasek”), a company incorporated in the Republic of Singapore, as the ultimate parent company and ultimate controlling party. The largest group, which includes the Company and for which financial results are prepared is that headed by Temasek, whose registered office is 60B Orchard Road, #06-18, Tower 2, Singapore 238891.

The Company’s immediate parent is GC Bidco, a company registered in England and Wales. The financial statements of GC Bidco are available to the public from Companies House.

26. Related party transactions

Transactions between GCUK and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Transactions with Group Companies

The following presents a summary of the total (income for)/cost of services included in cost of sales and administrative expenses in the consolidated income statements for the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(in thousands)
Recognition of deferred revenue	£(500)	£(525)	£(500)
Corporate services	5,358	8,024	8,931
Shared resources	909	587	525
Voice termination services	(4,016)	(1,613)	(353)
Leased asset income	(2,890)	(2,776)	(2,761)
Other transactions	5	199	427

	£(1,134)	£3,896	£6,269

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The Company has a number of operating and financial relationships with GCL and other Group Companies. For example, the Company benefits from a broad range of corporate functions conducted by the GC Group, including senior management activities, human resources, corporate development and other functions and services. In addition, the Company has historically assisted the GC Group in terminating voice traffic within the UK while the GC Group assists the Company with terminating international voice traffic. The Company also shares certain portions of its network with the GC Group, as well as certain personnel who may have functional responsibilities for both its business and GC Group’s European and global businesses. These functions and services are performed by various members of the GC Group and the costs are allocated using various methods.

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

In connection with its recapitalization during 2004, the Company entered into a series of intercompany agreements with the GC Group that were effective as of October 1, 2004 to formally document the way in which these relationships are governed and formalize the method of payment for the services under these agreements. Fees for these services are generally estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The intercompany agreements are substantially the same as those that have informally governed the relationship between the GC Group and the Company, with the exception of the payment terms. The Company’s Board of Directors approved the terms of each of the intercompany agreements. The intercompany agreements may be terminated (i) at the request of any party to such agreement with one year’s prior written notice; or (ii) immediately in the event of a change of control under the Indenture or the maturity, redemption or defeasance of the Notes, in each case pursuant to the terms of the indenture governing the Notes.

Recognition of deferred revenues

Under a signed Inland Service agreement dated April 8, 1998 the Company is obligated to provide UK backhaul telecommunication services to International Optics Network Limited (“ION”), a wholly owned subsidiary of GCL. The Company received upfront payment for these services. All of the revenue associated with the agreement have been deferred and will be recognized over the life of the contract.

Corporate services

Corporate services include costs associated with operating expenses and administrative costs. The total costs of these functions and services are allotted to the Group Companies based on a worldwide allocation. The worldwide allocation is based on a pro rata share of revenue, net tangible assets, headcount, or a combination thereof, which varies for the type of costs being allocated. The factor applied to each type of cost is based on the factor(s) most closely aligned with that cost.

Operating expenses include office and facilities costs, depreciation and amortization of certain shared assets, and network engineering all of which are charged based on a pro rata share of net tangible fixed assets. Administrative services include tax, finance and accounting, information systems, human resources, management, legal, administrative, risk management and charitable contributions. Costs for tax, finance and accounting, mergers and acquisition services, corporate development, product development, management, legal, administrative, and risk management services are charged based on the Company’s revenue relative to the other Group Companies. Information services and human resource costs are charged based on a pro rata share of headcount. Other administrative costs are allocated based on revenue or revenue and net tangible fixed assets. The total cost of the services included in administrative expenses in the consolidated income statement was £5.4 million, £8.0 million and £8.9 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Shared resources

The Company provides Group Companies, on a non-exclusive basis, the use of certain of its assets, and the Group Companies provide the Company the use of certain of its assets, on a non-exclusive basis. Such assets include staffing and administrative assets, fiber, leased circuits, network equipment, racking space, real estate

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

and such other assets as reasonably deemed necessary for the relevant network’s efficient operation. The parties to these intercompany shared resources agreements are charged based on (i) the market price for fiber, leased circuits, racking space, and network equipment; (ii) a pro rata allocation for staffing and administrative assets based on either a reasonable estimate of resources committed or a reasonable estimate of time spent of such services, plus a reasonable markup in accordance with the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administration of the Organization for Economic Co-operation and Development; and (iii) the share of lease or carry costs based on a percentage of square meter usage for real estate. Fees for these services are estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The net cost of the use of these assets included in administrative expenses in the consolidated income statement was £0.9 million, £0.6 million and £0.5 million, for the years ended December 31, 2005, 2006 and 2007, respectively. In addition, the Company makes payments, primarily payroll, on behalf of a Group Company, and is reimbursed for these payments. These transactions have no impact on the consolidated income statement.

Voice termination services

The Company carries international voice traffic and terminates calls on behalf of certain Group Companies. These Group Companies provide the Company with similar services. The costs of these services are incurred by the company that carries the traffic or terminates the call, while the corresponding customer contract, and therefore revenue, is held by a different entity. The Company which incurs these costs charges a corresponding amount to the Group Company which holds the customer contract. The charges to GCE and GCT by the Company resulted in a reduction to the Company’s cost of sales of £4.0 million, £1.6 million and £0.4 million during the years ended, December 31, 2005, 2006 and 2007, respectively.

In addition, during each of the years ended December 31, 2005, 2006 and 2007, the Company sold £nil of capacity on its network to Group Companies, which would have been recognized as revenue.

Operating lease income and non-monetary transactions

Effective December 31, 2004, the Company purchased £21.9 million of assets from GC Bidco, in exchange for 1,000 shares of the Company’s £1 par value ordinary shares. The assets were purchased at GC Bidco’s net book value and are being depreciated over the remaining useful lives. Such assets include fiber, network equipment, and certain computer software and hardware equipment. The Company leased the use of the purchased assets to other Group Companies throughout 2005, 2006 and 2007 (see note 5).

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

The Company entered into a formal tax agreement with GCL, which was effective October 1, 2004, that established the basis of conduct for certain tax matters in the UK, including the surrender of tax losses and the reallocation of income or gains where permitted by UK tax law, between the Company and other Group Companies subject to tax in the UK. The claimant company will pay the surrendering company an amount equal to the amount surrendered multiplied by the average corporate tax rate for the period in which relief is deemed. There was no tax sharing during the year ended December 31, 2005. During the years ended December 31, 2006 and 2007, £0.8 million and £1.0 million, respectively, of tax losses surrendered were utilized by GCUK.

Other

During the years ended December 31, 2005, 2006 and 2007, the Company incurred, £2.2 million, £2.0 million and £2.1 million, respectively, of lease costs for certain office space for which other members of the GC Group, specifically, GC PEC Networks and GC PEC UK, are contractually liable (see note 21).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The debtor and creditor balances as a result of the aforementioned transactions with Group Companies are as follows:

	Year ended December 31,
	2006	2007
	(in thousands)
Debtor balances due from:
Global Crossing Europe Ltd	£1,408	£851
GT UK Ltd	—	322
GC Pan European Crossing Ltd	616	530
GC Pan European Crossing SA	8	98
Geoconference UK Ltd	724	197
Global Crossing Services Europe Ltd	2,544	—
Other Group Companies	588	661

	£5,888	£2,659

Creditor balances due to:
Global Crossing Development Co	£5,278	£1,795
Global Crossing Ltd	—	506
GC Acquisitions UK Ltd	—	599
Global Crossing Services Europe Ltd	—	136
GC Pan European Crossing France SARL	—	267
GC Pan European Crossing Nederland BV	—	309
GC Pan European Crossing Deutschland GmbH	—	211
Global Crossing Europe Ltd	—	3,728
Global Crossing Ireland Ltd	18	56
Global Crossing Telecommunications Inc	694	—
Other Group Companies	690	225

	£6,680	£7,832

Loans from and to Group Companies

Under the terms of the GCL Term Loan Agreement, future loans from the Company made to GCL or another Group Company which has guaranteed such facility (i.e., substantially all GC subsidiaries other than GCUK and its subsidiaries and GCL subsidiaries doing business in Latin America) must be subordinated to the payment of obligations under the GCL Term Loan Agreement. The terms of any intercompany loan by the Company to GCL or another Group Company must be agreed to by the Board of Directors of the Company.

On April 12, 2006, the Company entered into a credit agreement with GCE. As at December 31, 2007, there were loans of US$50.4 million (equivalent to £25.7 million and £25.3 million as at December 31, 2006 and 2007 respectively) due from GCE. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the operating cash flow, as permitted and defined under the Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, and have an effective interest rate of 13.5%. These loans mature five business days prior to the principal outstanding on the Senior Secured Notes. In the year ended December 31, 2007, total finance revenue of £3.1 million (being interest income of £3.5 million, less a foreign exchange loss of £0.4 million) has been recognized in the consolidated income statement in respect of these loans. In the year ended December 31, 2006, total finance revenue of £0.4 million (being interest income of £2.4 million, less a foreign exchange loss of £2.0 million) has been recognized in the consolidated income statement in respect of these loans.

GCE’s and GCL’s obligations in respect of the outstanding loans under the credit agreement are not subordinated to their obligations under the GCL Term Loan Agreement since such loans were made prior to the date such facility came into effect.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

On April 11, 2007, the Company entered into a US$15.0 million commitment to GCE in accordance with the Indenture and under the same terms and conditions set forth in the intercompany credit agreement. On May 2, 2007 the Company made a loan to GCE pursuant to this commitment in the amount of US$5.0 million, which was repaid in full on June 30, 2007. In the year ended December 31, 2007, total finance revenue of £0.1 million has been recognized in the consolidated income statements in respect of this loan. This commitment has subsequently lapsed.

As of December 31, 2006 and December 31, 2007, there were loans of £3.6 million and £nil, respectively, due from Fibernet Holdings Limited, a GC Group Company to GCUK. Prior to the acquisition by GCUK, Fibernet Group transferred its German business operations to GCI, a wholly owned subsidiary of GCL, for consideration of £1 and the assumption of £3.6 million of debt outstanding to Fibernet (see note 4). This loan had an effective interest rate of 9.75% and was repaid, in full, to the Company on June 30, 2007. In the year ended December 31, 2006 and 2007, total finance revenue of £nil and £0.2 million, respectively, has been recognized in the consolidated income statements in respect of this loan.

There were no loan balances due to Group Companies as at December 31, 2006 or 2007.

Details of trading balances with Group Companies are shown above.

27. Contingent liabilities

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

28. Condensed consolidated financial information

This supplemental condensed consolidating financial information should be read in conjunction with the Company’s consolidated financial statements.

On December 23, 2004, GC Finance completed its offering of Initial Notes. On December 28, 2006, GC Finance completed its offering of Additional Notes (See note 19.)

GCUK and Fibernet have guaranteed the Notes as a senior obligation ranking in equal right of payment with all of its existing and future debt.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The following condensed consolidating financial information of the Company is presented as at December 31, 2006 and 2007 and for the years ended December 31, 2006 and 2007, as required by Article 3-10(f) of Regulation S-X, has separate columns for each of GC Finance (the Issuer), GCUK (as parent guarantor) and Fibernet (as subsidiary guarantor). Disclosure of condensed consolidating financial information is not required for the year ended December 31, 2005.

	December 31, 2006
	GCUK (Parent guarantor)	Fibernet (Other guarantors)	GC Finance (Subsidiary Issuer)	Consolidating adjustments	Total(1)
	(in thousands)
Balance sheet
Non current assets
Intangible assets, net	£1,722	£12,519	£—	£—	£14,241
Property, plant and equipment, net	127,721	54,835	—	—	182,556
Investment in subsidiary and associated undertakings	52,112	—	—	(51,949)	163
Trade and other receivables	27,934	5,196	260,243	(260,243)	33,130
Other non current assets	6,184	—	—	—	6,184

	215,673	72,550	260,243	(312,192)	236,274

Current assets
Cash and cash equivalents	28,704	8,060	3,545	—	40,309
Other current assets	44,742	17,423	1,033	(2,904)	60,294

	73,446	25,483	4,578	(2,904)	100,603

Total assets	£289,119	£98,033	£264,821	£(315,096)	£336,877

Current liabilities
Trade and other payables	(68,953)	(8,329)	(3,203)	2,904	(77,581)
Deferred revenue	(32,252)	(17,335)	—	—	(49,587)
Short term debt obligations	(7,395)	(1,986)	—	—	(9,381)
Other current liabilities	(2,722)	(544)	(894)	—	(4,160)

	(111,322)	(28,194)	(4,097)	2,904	(140,709)

Non current liabilities
Deferred revenue	(99,943)	(8,938)	—	—	(108,881)
Long term debt obligations	(13,575)	(1,220)	(258,277)	—	(273,072)
Other non current liabilities	(268,941)	—	(1,789)	260,243	(10,487)

	(382,459)	(10,158)	(260,066)	260,243	(392,440)

Total liabilities	£(493,781)	£(38,352)	£(264,163)	£263,147	£(533,149)

Net liabilities	£(204,662)	£59,681	£658	£(51,949)	£(196,272)

Total equity	£(204,662)	£59,681	£658	£(51,949)	£(196,272)

(¹)	Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires adjustment of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended December 31, 2006 (see note 4).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	December 31, 2007
	GCUK (Parent guarantor)	Fibernet (Other guarantors)	GC Finance (Subsidiary Issuer)	Consolidating adjustments	Total
	(in thousands)
Balance sheet
Non current assets
Intangible assets, net	£2,184	£11,167	£—	£—	£13,351
Property, plant and equipment, net	136,742	48,977	—	—	185,719
Investment in subsidiary and associated undertakings	52,150	—	—	(51,950)	200
Trade and other receivables	26,771	12,453	260,522	(271,235)	28,511
Other non current assets	961	—	—	—	961

	218,808	72,597	260,522	(323,185)	228,742

Current assets
Cash and cash equivalents	13,899	8,013	2,042	—	23,954
Other current assets	51,162	15,658	2,066	(2,649)	66,237

	65,061	23,671	4,108	(2,649)	90,191

Total assets	£283,869	£96,268	£264,630	£(325,834)	£318,933

Current liabilities
Trade and other payables	(330,120)	(7,322)	(2,062)	273,885	(65,619)
Deferred revenue	(33,971)	(13,155)	—	—	(47,126)
Short term debt obligations	(9,870)	(2,538)	(1,158)	—	(13,566)
Other current liabilities	(1,511)	(626)	(1,048)	—	(3,185)

	(375,472)	(23,641)	(4,268)	273,885	(129,496)

Non current liabilities
Deferred revenue	(100,390)	(6,571)	—	—	(106,961)
Long term debt obligations	(11,470)	(1,659)	(255,331)	—	(268,460)
Other non current liabilities	(7,403)	(517)	(1,048)	—	(8,968)

	(119,263)	(8,747)	(256,379)	—	(384,389)

Total liabilities	£(494,735)	£(32,388)	£(260,647)	£273,885	£(513,885)

Net liabilities	£(210,866)	£63,880	£3,983	£(51,949)	£(194,952)

Total equity	£(210,866)	£63,880	£3,983	£(51,949)	£(194,952)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	Year ended December 31, 2006
	GCUK (Parent guarantor)	Fibernet (Other guarantors)	GC Finance (Subsidiary Issuer)	Consolidating adjustments	Total(1)
	(in thousands)
Income statement
Revenue	£240,081	£532	£—	£(1)	£240,612
Cost of sales	(147,269)	(213)	—	1	(147,481)

Gross profit	92,812	319	—	—	93,131
Distribution and administrative expenses	(63,486)	7,462	(289)	—	(56,313)

Operating profit	29,326	7,781	(289)	—	36,818
Finance charges, net	(29,425)	—	14,737	—	(14,688)

(Loss)/profit before tax	(99)	7,781	14,448	—	22,130
Tax charge	(9,377)	—	—	—	(9,377)

(Loss)/profit for the year	£(9,476)	£7,781	£14,448	£—	£12,753

	Year ended December 31, 2007
	GCUK (Parent guarantor)	Fibernet (Other guarantors)	GC Finance (Subsidiary Issuer)	Consolidating adjustments	Total
	(in thousands)
Income statement
Revenue	£247,073	£55,984	£—	£(6,437)	£296,620
Cost of sales	(149,402)	(34,700)	—	6,437	(177,665)

Gross profit	97,671	21,284	—	—	118,955
Distribution and administrative expenses	(67,814)	(17,364)	—	—	(85,178)

Operating profit	29,857	3,920	—	—	33,777
Finance charges, net	(32,044)	279	2,744	—	(29,021)

(Loss)/profit before tax	(2,187)	4,199	2,744	—	4,756
Tax charge	(6,297)	—	—	—	(6,297)

(Loss)/profit for the year	£(8,484)	£4,199	£2,744	£—	£(1,541)

(¹)	Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires adjustment of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended as at December 31, 2006 (see note 4).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	Year ended December 31, 2006
	GCUK (Parent guarantor)	Fibernet (Other guarantors)	GC Finance (Subsidiary Issuer)	Consolidating adjustments	Total(1)
	(in thousands)
Cash Flow Statement
Net cash provided by/(used in) operating activities	£33,797	£—	£(24,097)	£24,811	£34,511
Investing activities:
Interest received	3,740	£—	24,811	(24,811)	3,740
Proceeds from disposal of property, plant and equipment	8	—	—	—	8
Purchase of property, plant and equipment and intangible assets	(20,435)	—	—	—	(20,435)
Acquisition of subsidiary, net of cash acquired	(53,073)	8,060	—	—	(45,013)

Net cash (used in)/provided by investing activities	(69,760)	8,060	24,811	(24,811)	(61,700)

Financing activities:
Loans repaid by group companies, net	25,352	—	(53,073)	—	(27,721)
Senior secured notes, net	—	—	55,394	—	55,394
Proceeds from debt obligations, net	514	—	—	—	514
Repayment of capital elements of debt obligations	(5,536)	—	—	—	(5,536)

Net cash provided by financing activities	20,330	—	2,321	—	22,651

Net (decrease)/increase in cash and cash equivalents	(15,633)	8,060	3,035	—	(4,538)
Cash and cash equivalents at the beginning of year	44,337	—	510	—	44,847

Cash and cash equivalents at the end of year	£28,704	£8,060	£3,545	£—	£40,309

(¹)	Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires adjustment of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended December 31, 2006 (see note 4).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	Year ended December 31, 2007
	GCUK (Parent guarantor)	Fibernet (Other guarantors)	GC Finance (Subsidiary Issuer)	Consolidating adjustments	Total
	(in thousands)
Cash Flow Statement
Net cash provided by/(used in) operating activities	£2,415	£13,153	£(31,955)	£30,840	£14,453
Investing activities:
Interest received	3,911	644	30,936	(30,840)	4,651
Purchase of property, plant and equipment and intangible assets	(28,005)	(4,526)	—	—	(32,531)

Net cash (used in)/provided by investing activities	(24,094)	(3,882)	30,936	(30,840)	(27,880)

Financing activities:
Loans repaid by group companies, net	11,138	(7,054)	(484)	—	3,600
Proceeds from debt obligations, net	2,794	—	—	—	2,794
Repayment of capital elements of debt obligations	(7,058)	(2,264)	—	—	(9,322)

Net cash provided by/(used in) financing activities	6,874	(9,318)	(484)	—	(2,928)

Net (decrease)/increase in cash and cash equivalents	(14,805)	(47)	(1,503)	—	(16,355)
Cash and cash equivalents at the beginning of year	28,704	8,060	3,545	—	40,309

Cash and cash equivalents at the end of year	£13,899	£8,013	£2,042	£—	£23,954

29. Events after the balance sheet date

Equity Grants

In connection with the GCL’s annual long-term incentive program for 2008, on March 4, 2008, GCL awarded 20,500 restricted stock units to GCUK employees which vest on March 4, 2011 and 20,500 performance share opportunities which vest on or before March 15, 2011, in each case subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each participant’s target performance share opportunity is based on total shareholder return over a three year period as compared to two peer groups. Depending on how GCL ranks in total shareholder return as compared to the two peer groups, each grantee may earn 0% to 200% of the target number of performance shares. No payout will be made if the average ranking of GCL’s total shareholder return relative to each of the two peer groups (weighted equally) is below the 30th percentile, and the maximum payout of 200% will be made if such average ranking is at or above the 80th percentile. In the event of a change of control (as defined in the 2003 Global Crossing Limited Stock Incentive Plan), the performance share opportunity payout shall be determined on the basis of GCL’s relative total shareholder return against such indices (as described above) calculated through the relevant termination or change of control date.

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

Date: April 29, 2008