Form 20-F
period 2008-12-31
GLOBAL CROSSING  UK TELECOMMUNICATIONS LTD; Fibernet LTD; Global Crossing (UK) Finance Plc; Fibernet UK LTD; Fibernet Group LTD
filed 2009-04-15
CIK 1269527, 1406311, 1329705, 1406309, 1406310

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington DC.20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Fibernet Group Limited

Fibernet UK Limited

Fibernet Limited

(Additional Registrant)

England and Wales

(Jurisdiction of incorporation or organization)

1 London Bridge, London, SE1 9BG, United Kingdom

(Address of principal executive offices)

Bernard Keogh

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

PART I

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

•

“Fibernet” are to Fibernet Group, excluding Fibernet Holdings Limited and Fibernet GmbH, which were transferred to Global Crossing International Ltd, one of our affiliates, prior to our acquisition of Fibernet Group Limited on December 28, 2006;

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

•	“Group Companies” and “GC Group” are to the group of companies owned directly or indirectly by GCL, including us;

•	“STT” are to STT Communications Ltd, a Singapore company, a subsidiary of Temasek Holdings (Private) Limited regarded as our ultimate parent company; and

•	“Network Rail” are to Network Rail Infrastructure Limited, the successor to Railtrack plc, as the operator of the UK national railway infrastructure network.

Financial and Other Information

All references in this annual report on Form 20-F to:

•	the “UK” are to the United Kingdom;

•	“pounds sterling,” “sterling,” “£” or “pence” are to the lawful currency of the United Kingdom;

•	the “United States” or the “US” are to the United States of America;

•	“US$,” “US Dollars,” “dollars” or “$” are to the lawful currency of the United States;

•	the “EU” are to the European Union;

•	“euro” or “€” are to a lawful currency of the European Union;

•

the “Initial Notes” are to the 10.75% dollar-denominated senior secured notes and the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 23, 2004 and to the exchange notes that the Issuer issued pursuant to a registered exchange offer in respect of such notes;

•

the “Additional Notes” are to the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 28, 2006, and to the exchange notes issued by the Issuer pursuant to a registered exchange offer in respect of such notes;

•	the “Notes” and “Senior Secured Notes” are to, collectively, the Initial Notes and the Additional Notes; and

•	the “Indenture” are to the indenture, dated December 23, 2004, governing the Notes.

The consolidated financial statements and the related notes in this annual report on Form 20-F have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the EU. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the Company’s consolidated financial statements for the years presented. References to “IFRS” hereafter should be construed as reference to IFRS as issued by the IASB.

Some financial information has been rounded and, as a result, the numerical figures shown as totals in this annual report on Form 20-F may vary slightly from the exact arithmetic aggregation of figures that precede them.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, certain information concerning the noon buying rate in the City of New York for cable transfers in pounds sterling as certified by the Federal Reserve Board for customs purposes, or the “noon buying rate,” for pounds sterling expressed in dollars per £1.00. As of April 10, 2009, the noon buying rate for pounds sterling expressed in dollars per £1.00 was 1.464.

	Dollars per £1.00
	2004	2005	2006	2007	2008	2009 (through April 10)
Exchange rate at end of period (Year ended December 31, except 2009)	1.916	1.719	1.959	1.961	1.462	1.464
Average exchange rate during period*	1.836	1.815	1.858	2.007	1.842	1.441
Highest exchange rate during period	1.948	1.929	1.979	2.110	2.031	1.525
Lowest exchange rate during period	1.754	1.714	1.726	1.924	1.440	1.366

*	The average of the noon buying rates for cable transfer in pound sterling as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each month during the applicable period (through April 10 in the case of 2009).

Month	Highest exchange rate during the month	Lowest exchange rate during the month
October 2008	1.780	1.547
November 2008	1.616	1.479
December 2008	1.546	1.440
January 2009	1.525	1.366
February 2009	1.494	1.422
March 2009	1.473	1.376
April 2009	1.480	1.440

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains certain “forward-looking statements,” as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended. These statements set forth anticipated results based on management’s plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have attempted to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will”, “could” and similar expressions in connection with any discussion of future events or future operating or financial performance or strategies or trends. Such forward-looking statements include, but are not limited to, statements regarding:

•

our services, including the development and deployment of data products and services based on Internet Protocol (“IP”) and other technologies and strategies to expand our targeted customer base and broaden our sales channels and the opening and expansion of our data center and collocation services;

•	the operation and maintenance of our network, including with respect to the development of IP-based services and data center and collocation services;

•

our liquidity and financial resources, including anticipated capital expenditures, funding of capital expenditures and anticipated levels of indebtedness and the ability to raise capital through financing activities, including capital leases and similar financings;

•

trends related to and management’s expectations regarding capital expenditures, results of operations, required capital expenditures, revenues from existing and new lines of business and sales channels, adjusted earnings before interest, tax and depreciation, order volumes and cash flows including but not limited to those statements set forth below in Item 5 in “Operating and Financial Review and Prospects”; and

•	sales efforts, expenses, interest rates, foreign exchange rates, and the outcome of contingencies, such as legal proceedings.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our quarterly and current reports on Form 6-K or that GCL makes regarding us in its current reports on Form 8-K. Also note that we provide the following cautionary discussion of risks and uncertainties related to our businesses. These are factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by Section 21E of the Securities Exchange Act of 1934. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

Our forward-looking statements are subject to a variety of factors that could cause actual results to differ significantly from current beliefs and expectations. In addition to the risk factors identified in Item 3.D. “Key Information—Risk Factors”, the operations and results of our business are subject to risks and uncertainties identified elsewhere in this annual report on Form 20-F as well as general risks and uncertainties such as those relating to general economic conditions and demand for telecommunications services.

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

The selected financial data as at December 31, 2004, 2005 and 2006 and for the years ended December 31, 2004 and 2005 were derived from our financial statements which are not included in this annual report on Form 20-F. The selected financial data as at December 31, 2007 and 2008 and for each of the years ended December 31, 2006, 2007 and 2008 have been derived from our consolidated financial statements and related notes thereto included elsewhere in this annual report on Form 20-F.

The historical financial data has been prepared in conformity with IFRS (see note 2 “accounting policies” within the accompanying consolidated financial statements).

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

•

On December 28, 2006, proceeds from the offering were used to acquire Fibernet from GC Acquisitions, and to pay fees and expenses incurred in connection with the acquisition of Fibernet by GCUK and the offering of the Additional Notes. Upon completion of the acquisition by GCUK, Fibernet guaranteed the Additional Notes and all other obligations under the Indenture. Prior to the acquisition by GCUK, Fibernet Group transferred its German business operations to GCI, by way of a transfer of Fibernet Holdings Limited, and its wholly owned subsidiary Fibernet GmbH, to GCI, for consideration of £1 and the assumption, by GCI, of £3.6 million of debt outstanding to Fibernet. See note 4 (“business combinations”) within the accompanying consolidated financial statements included elsewhere in this annual report on Form 20-F.

•	Fibernet results from December 28, 2006 only are included within the following income statement data.

•	Fibernet’s position as of December 31, 2006, 2007 and 2008 only is included within the following balance sheet data.

	Year ended December 31,
	2004	2005	2006(3)	2007	2008
Profit and Loss Account Data:
Revenue	£271,096	£239,498	£240,612	£296,620	£322,832
Cost of sales	(156,735)	(136,317)	(147,481)	(177,665)	(200,487)

Gross profit	114,361	103,181	93,131	118,955	122,345

Operating expenses:
Distribution costs	(10,504)	(10,009)	(10,385)	(15,710)	(18,361)
Administrative expenses	(40,258)	(47,738)	(53,683)	(69,468)	(75,037)
Net gain arising from acquisition of Fibernet	—	—	7,755	—	—

	(50,762)	(57,747)	(56,313)	(85,178)	(93,398)

Operating profit	63,599	45,434	36,818	33,777	28,947
Finance costs, net	(613)	(39,919)	(14,688)	(29,021)	(58,360)
Tax benefit/(charge)	11,364	2,477	(9,377)	(6,297)	(432)

Profit/(loss)	£74,350	£7,992	£12,753	£(1,541)	£(29,845)

Balance Sheet Data (at period end):
Cash and cash equivalents	£21,193	£44,847	£40,309	£23,954	£36,100
Trade and other receivables(1)	64,633	59,954	59,182	66,237	56,276
Working capital/(deficit)(2)	6,897	(8,532)	(18,399)	618	(25,633)
Intangible assets, net	1,634	1,296	14,241	13,351	11,955
Property, plant and equipment, net	135,593	129,005	182,556	185,719	179,544
Total assets	241,092	255,382	336,877	318,933	324,866
Senior secured notes	(195,335)	(209,094)	(249,631)	(248,946)	(286,928)
Obligations under finance leases	(39,615)	(30,342)	(32,423)	(32,187)	(24,225)
Other debt obligations	—	—	(399)	(893)	(980)
Total shareholders’ deficit	(219,105)	(204,718)	(196,272)	(194,952)	(217,212)
Other data:
Depreciation and amortization	£21,193	£20,104	£24,551	£42,161	£44,699
Capital expenditures	7,811	9,452	20,435	32,531	21,860
EBITDA(4)	84,792	65,538	60,319	75,938	73,646

(1)

Trade and other receivables are due in less than one year and include operating and non-operating receivables from other Group Companies. Excluding the receivables from other Group Companies, trade and other receivables due in less than one year are £63.6 million and £53.7 million at December 31, 2007 and 2008, respectively.

(2)

Working capital/(deficit) consists of the current portion of trade and other receivables, less trade and other payables. Working capital/(deficit) includes operating and non-operating receivables and payables from other Group Companies. Excluding all receivables and payables from other Group Companies, there was a working capital surplus of £5.8 million at December 31, 2007 and a working capital deficit of £17.6 at December 31, 2008.

(3)

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3 “Business Combinations” (“IFRS 3”), any adjustment to the provisional values as a result of completing the initial accounting requires restatement of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended as at December 31, 2006.

(4)

EBITDA, calculated using IFRS financial information, consists of profit/loss for the period before tax benefit/(charge), net finance costs, depreciation and amortization. Although EBITDA is not a measure of operating profit/(loss), operating performance or liquidity under IFRS, we have presented EBITDA in accordance with Section 4.17 of the Indenture governing the Senior Secured Notes. Some investors may consider EBITDA a relevant indicator of operating performance and of the ability to service indebtedness and fund on-going capital expenditures, especially in a capital intensive industry such as telecommunications. You should not use EBITDA as a substitute for the analysis provided in our income statements or in our cash flow statements. Our calculation of EBITDA may not be consistent with the EBITDA measures of other companies and is not consistent with GCL’s calculation of Adjusted cash EBITDA. The following table reconciles EBITDA to profit/loss:

	Year ended December 31,
	2004	2005	2006(1)	2007	2008
Profit/(loss)	£74,350	£7,992	£12,753	£(1,541)	£(29,845)
Finance costs, net	613	39,919	14,688	29,021	58,360
Tax (benefit)/charge	(11,364)	(2,477)	9,377	6,297	432
Recognition of negative goodwill	—	—	(1,050)	—	—
Depreciation	14,217	15,444	19,041	31,730	32,910
Amortization	6,976	4,660	5,510	10,431	11,789

EBITDA	£84,792	£65,538	£60,319	£75,938	£73,646

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

Risks related to Our Business and Industry

We face a number of risks related to current global economic conditions and the severe tightening in the global credit markets.

Recently, the global economy and capital and credit markets have been experiencing exceptional turmoil and upheaval. Many major economies entered significant recessions in 2008 which continue into 2009. Ongoing concerns about the systemic impact of potential long-term and wide-spread recession, volatile energy costs, geopolitical issues, the availability, cost and terms of credit, consumer and business confidence, substantially increased unemployment and the crisis in the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for both established and emerging economies, including those in which we operate. In the second half of 2008, added concerns fueled by government interventions in financial systems led to increased market uncertainty and instability in the US, UK and other international capital and credit markets. These conditions have contributed to economic uncertainty of unprecedented levels. The availability, cost and terms of credit have also been and may continue to be adversely affected by illiquid markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in many cases cease to provide, credit to businesses and consumers. These factors have led to a substantial and continuing decrease in spending by businesses and consumers, and a corresponding decrease in global infrastructure spending. Continued turbulence in the US, UK and other international markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, including our ability to refinance maturing debt instruments and to access the capital markets and obtain capital lease financing to meet liquidity needs. This financial crisis may have an impact on our business and financial condition in the following ways as well as others that we currently cannot predict:

•

Negative impacts from increased financial pressures on customers: Uncertainty about current and future global economic conditions and credit markets may cause consumers, business and governments to defer purchases in response to tighter credit, decreased availability of cash and credit and declining business and consumer confidence, and may affect the solvency of our customers. Accordingly, future demand for our products and services could differ from our current expectations. Similarly, our customers may experience liquidity issues of their own that adversely affect our ability to collect amounts due from them in a timely fashion, or at all. In addition, if the global economy and credit markets continue to deteriorate and our future sales decline, our financial condition and results of operations would be adversely impacted; and

•

Negative impacts from increased financial pressures on our ability to maintain and further enhance our network: We plan to arrange financing with vendors and third parties for a significant portion of the capital expenditures that we plan for 2009 for the maintenance and upgrade of capacity and services for our telecommunication systems. The lack of credit in the global capital markets may constrain our ability to obtain such financing on commercially reasonable terms or at all. To the extent we are not able to obtain appropriate financing, we may not be able to implement certain of our growth investments budgeted for 2009 and thereby not realize additional revenues to support our business.

We may not be able to achieve anticipated economies of scale.

We expect that economies of scale will allow us to grow revenues while incurring incremental costs that are proportionately lower than those applicable to our existing business. If the increased costs required to support our revenue growth turn out to be greater than anticipated, we may be unable to improve our profitability and/or cash flows even if revenue growth goals are achieved. The current downturn in the world economy could temper our growth, although the value we offer prospective customers could attract business in a cost-saving environment.

Improvements in our cost structure in the short term become more difficult as the amount of potential savings decreases due to the success of past savings initiatives. Cost savings initiatives put a strain on our existing employees and make it more challenging to foster an engaged and enthusiastic workforce. Customer service, which is a critical component of our value proposition, could suffer if employee engagement were to deteriorate.

Future cash flows may not meet our expectations.

Our cash flow expectations are predicated on significant revenue growth in our target enterprise and carrier data sales channels, including economies of scale expected from such growth, and the success of ongoing cost reduction initiatives. Our expectations are also based in part on arranging capital leases and other forms of equipment financing. Our ability to arrange such financing will depend on credit market conditions, which have continued to tighten due to the ongoing crisis in global capital markets. If we are unable to arrange such financings, we may not be able to make all necessary or desirable capital and other expenditures to run and grow our business and/or to comply with certain provisions of the Indenture which requires us to offer to repurchase outstanding Notes upon occurrence of certain events under the Indenture.

Access vendors could force us to accelerate payments to them, which would adversely impact our working capital and liquidity.

Cost of access represents our single largest expense and gives rise to material current liabilities. In the past, certain telecommunications carriers from whom we purchase access services demanded that we pay for access services on a timelier basis, which resulted in increased demands on our liquidity. If such demands were to continue to a greater degree than anticipated, or if access vendors were to insist on significant deposits to secure our access payment obligations, we could be prevented from meeting our cash flow projections and our long-term liquidity requirements. The current downturn in the world economy and tightening of global credit markets could cause access vendors to insist upon timelier payment or the provision of security deposits.

The restrictive covenants in the Indenture limit and future debt instruments may limit our financial and operational flexibility.

The Indenture contains covenants and events of default that are customary for high-yield debt and senior secured credit facilities, including limitations on:

•	incurring or guaranteeing additional indebtedness;

•	dividend and other payments to holders of equity and subordinated debt;

•	investments or other restricted payments;

•	asset sales, consolidations, and mergers;

•	creating or assuming liens; and

•	transactions with affiliates.

These covenants impose significant restrictions on our operations.

A significant portion of our assets have been pledged to secure our indebtedness under the Indenture and under certain lease facilities secured by the assets being leased (the “Capital Lease Facilities”). A failure to comply with the covenants contained in the Indenture or the Capital Lease Facilities could result in an event of default, which, if not cured or waived, could result in an acceleration of such debts, which would have a material adverse effect on our business, results of operations and financial condition. For example, certain of our capital lease agreements contain non-financial covenants which require specific tracking and reporting procedures for the physical location of the leased assets. The failure to satisfy these covenants allows the lessor to accelerate payments under the lease. If the indebtedness under the Indenture or the Capital Lease Facilities were to be accelerated, we would have to raise funds from alternative sources, which may not be available on favorable terms, on a timely basis or at all.

For a further discussion of these issues and our indebtedness, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness”.

Risks related to our operations

Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control.

Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control. The primary factors, among other things, that may affect our results of operations include the following:

•	changes in pricing policies or the pricing policies of our competitors;

•	general economic conditions as well as those specific to our industry;

•	demand for our higher margin services;

•	costs of acquisitions, including the integration of such acquisitions; and

•	changes in regulations and regulatory rulings.

A delay in generating revenue or the timing of recognizing revenue and expenses could cause significant variations in our operating results from quarter to quarter. It is possible that in future quarters our results may be below analysts’ and investors’ expectations.

Our rights to the use of the fiber that make up our network may be affected by the financial health of our fiber providers.

A significant part of our network and some of our other transmission facilities are held by us through long-term leases or indefeasible rights to use (“IRU”) agreements with various companies that provide us access to facilities or fiber owned by them. A bankruptcy or financial collapse of one of these providers could result in a loss of our rights under such leases and agreements with the provider, which in turn could have a negative impact on the integrity of our network and ultimately on our results of operations.

We may not be able to continue to connect our network to incumbent carriers’ networks or maintain Internet peering arrangements on favorable terms.

We must be party to interconnection agreements with incumbent carriers and certain independent carriers in order to connect our customers to the public switched telephone network (“PSTN”). If we are unable to renegotiate or maintain interconnection agreements on favorable terms, it could adversely affect our ability to provide services. New IP-based networking technologies are becoming more generally adopted within the industry and new commercial and charging models are being developed for interworking between these networks. The extent to which such new models may affect our business is currently uncertain.

Peering agreements with Internet service providers allow us to access the Internet and exchange transit for free with these providers. Depending on the relative size of the carriers involved, these exchanges may be made without settlement charge. Recently, many Internet service providers that previously offered peering have reduced or eliminated peering relationships or are establishing new, more restrictive criteria for peering and an increasing number of these service providers are seeking to impose charges for transit. Increases in costs associated with Internet and exchange transit could have a material adverse effect on our margins for our products that require Internet access. We may not be able to renegotiate or maintain peering arrangements on favorable terms, which would impair our growth and performance.

It is expensive and difficult to switch new customers to our network, and lack of cooperation of incumbent carriers can slow the new customer connection process.

It is expensive and difficult for us to switch a new customer to our network because:

•

we usually charge the potential customer certain one-time installation fees, and, although the fees may be less than the cost to install a new customer, such fees may deter a potential customer from switching to our network; and

•

we require cooperation from the incumbent carrier in instances where there is no direct connection between the customer and our network, which can complicate and delay provision of a new customer’s service.

Many of our principal competitors, the domestic and international incumbent carriers, are already established providers of local telephone services to all or virtually all telephone subscribers within their respective service areas. Their physical connections from their premises to those of their customers are expensive and difficult to duplicate. To complete the new customer provisioning process, we rely on the incumbent carrier to process certain information. The incumbent carriers have a financial interest in retaining their customers, which could reduce their willingness to cooperate with our new customer provisioning requests, thereby adversely impacting our ability to compete and grow revenues. Further consolidation of incumbent carriers with other telecommunications service providers may make these problems more acute.

The operation, administration, maintenance and repair of our systems require significant expenses and are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design life.

Our telecommunications systems, and those of our parent, are subject to the risks inherent in large-scale, complex fiber-optic telecommunications systems. The operation, administration, maintenance and repair of these systems require the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment located throughout the world and require significant operating and capital expenses. These systems may not continue to function as expected in a cost-effective manner. For example, as our network elements become obsolete or reach their design life capacity, our operating expenses could significantly increase depending on the nature and extent of repairs or replacements. The failure of the hardware or software to function as required could render a cable system unable to perform at design specifications.

Interruptions in service or performance problems, for whatever reason, could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones. In addition, because many of our services are critical to our customers’ businesses, a significant interruption in service could result in lost profits or other losses to customers. Although we attempt to disclaim liability for these losses in our service agreements, a court might not enforce a limitation on liability under certain conditions, which could expose us to financial loss. Also, we often provide customers with guaranteed service level commitments. If we are unable to meet these guaranteed service level commitments for whatever reason, we may be obligated to provide our customers with credits, generally in the form of free service for a short period of time, which could negatively affect our operating results.

The failure of our operations support systems (“OSS”) to perform as we expect could impair our ability to retain customers and obtain new customers, or provision their services, or result in increased capital expenditures.

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

Recent capital expenditure levels may not be sustainable.

While capital expenditures have remained relatively stable in recent years, such levels may not be sustainable in the future, particularly as our business continues to grow. Our ability to fund future capital expenditures may be limited by our ability to generate sufficient cash flow, including raising any necessary financings, which could prove to be difficult if the adverse conditions in the credit markets continue.

Intellectual property and proprietary rights of others could prevent us from using necessary technology.

While we do not believe that there exists any technology patented by others, or other intellectual property owned by others, that is necessary for us to provide our services and that is not now subject to a license allowing us to use it, from time to time we receive claims from third parties in this regard and there can be no assurances as to our ability to defend against those claims successfully. If such intellectual property is owned by others and not licensed by us, we would have to negotiate a license for the use of that intellectual property. We may not be able to negotiate such a license at a price that is acceptable or at all. This could force us to cease offering products and services incorporating such intellectual property, thereby adversely affecting operating results.

We are exposed to significant currency exchange rate risks and our results of operations may suffer due to currency translations.

Commencing in September 2008, the pound sterling has weakened considerably against both the US Dollar, in which a significant portion of Senior Secured Notes are denominated, and the Euro. This depreciation has had an adverse impact on our finance costs. If this weakening continues, it could have an adverse impact on our results going forward. In addition, the further weakening of the pound sterling against those currencies would increase the pound sterling equivalent of liabilities held by us in those currencies.

In addition, where we issue invoices for our services in currencies other than pounds sterling, our operating results may suffer due to currency translations in the event that such currencies depreciate relative to the pound sterling and we cannot or do not elect to enter into currency hedging arrangements in respect of those payment obligations. Declines in the value of foreign currencies relative to the pound sterling could adversely affect our ability to market our services to customers whose revenues are denominated in those currencies.

Many of our government customers have the right either to terminate their contracts with us, or to reduce the services they purchase from us if a change of control occurs.

Many of our government contracts contain broad change of control provisions that permit the customer to terminate the contract in the event that we undergo a change of control. A termination in many instances gives rise to other rights of the customer, including, in some cases, the right to purchase certain of our assets used in servicing those contracts. Certain change of control provisions may be triggered when any lender (other than a bank lender in the normal course of business) or one or a group of holders of the Notes would have the right to control us or the majority of our assets upon any event, including upon bankruptcy. If the holders of the Notes have the right to control us or the majority of our assets upon such event, it could be deemed to be a change of control of the Company. Similarly, if STT’s ownership interest in GCL falls below certain levels, it could be deemed to be an indirect change of control of us. In addition, most of our government contracts do not include significant minimum usage guarantees. Thus the applicable customers could simply choose not to use our services and move to another telecommunications provider. If any of our significant government contracts are terminated as a result of a change of control or otherwise, or if the applicable customers were to significantly reduce the services they purchase under these contracts, we could experience a material adverse effect on our business, results of operations and financial condition.

Our dependence on a number of key personnel.

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

A significant portion of our revenue comes from a limited number of customers. For example, 52.9% (2007: 52.9%) of our revenue for the year ended December 31, 2008 came from our ten top customers. The public sector generated 45.6% (2007: 32.1%) of our revenue for the year ended December 31, 2008.

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

The absence of firm commitments to purchase minimum levels of revenue or services in the majority of our customer contracts.

With few exceptions, our contracts with our customers do not provide for committed minimum revenues or service usage thresholds. Moreover, many of them contain benchmarking or similar provisions permitting or requiring the periodic renegotiation or adjustment of prices for our services based upon, among other things, changes in market prices within the industry. Accordingly, we cannot assure you that, even with respect to customer contracts of significant duration, we will be able to maintain per-unit pricing or overall revenue streams at current levels. If unit pricing declines and we are unable to sell additional services to such customers or services to new customers, or commensurately reduce costs, there could be a material adverse effect on our business, results of operations and financial condition.

We rely on a limited number of third party suppliers.

We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers or vendors:

•	experience financial or technical problems;

•	develop favorable relationships with our competitors;

•	experience interruptions or other problems in their own businesses; or

•	cannot or do not deliver these network components or services on a timely basis.

Then our ability to obtain sufficient quantities of the products and services we require to operate our business successfully may be diminished, and our business and operating results could suffer significantly. In certain instances, we may rely on a single supplier that has proprietary technology and/or provides key services that has become core to our infrastructure and business. As a result, we have come to rely upon a limited number of network equipment manufacturers, service providers and other suppliers, including BT, Ericsson, Network Rail, telent, Dimension Data and Siemens. If we needed to seek alternative suppliers, we may be unable to obtain satisfactory replacement suppliers on economically attractive terms, on a timely basis or at all, which could have a material adverse effect on our business, results of operations and financial condition.

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

Risks related to Competition and our Industry

We face significant competition in the marketplace.

In the enterprise and carrier data and voice channels, we compete chiefly with various divisions of BT, Cable & Wireless and Verizon, which, on a combined basis, have a majority of the market share for these services. Concerning the government and rail sectors in particular, our principal competitors are BT and Cable & Wireless. Other competitors include COLT, Virgin Media, KCOM and Geo. Depending on the type of customer, we will compete on the basis of level of service, quality of technology and price. Our network reach, which includes not only the ability to connect with customers but also the ability to decrease the distance between enterprise entities and their point of interconnection with our network, is also a significant factor that determines our ability to compete for customers in the enterprise sector. The level of competition we face could lead to a reduction in our revenues and margins as well as other material adverse effects on our business, operations and financial condition.

The prices that we charge for our services have been decreasing, and we expect that such decreases will continue over time.

We expect overall price erosion in our industry to continue at varying rates based on our service portfolio and reflective of marketplace demand and competition relative to existing capabilities and availability and general macroeconomic conditions. Accordingly, our historical revenues are not indicative of our future revenues based on comparable traffic volumes. If the prices for our services decrease for whatever reason and we are unable to increase profitable sales volumes through additional services or otherwise or correspondingly reduce operational costs, our operating results would be adversely affected. Similarly, future price decreases could be greater than we are anticipating.

Technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices.

New technologies, such as voice over internet protocol (“VoIP”), and regulatory changes are blurring the distinctions between traditional and emerging telecommunications markets. As a result, a competitor in any of our business areas could potentially compete in our other business areas.

We face competition in each of our markets from the incumbent carrier in that market and from more recent market entrants. In addition, we could face competition from other companies, such as other competitive carriers, cable television companies, microwave carriers, wireless telephone system operators and private networks built by large end-users or municipalities. The introduction of new technologies may reduce the cost of services similar to those that we plan to provide and create significant new competitors with superior cost structures. If we are not able to compete effectively with any of these industry participants, or if this competition places excessive downward pressure on prices, our operating results will be adversely affected.

The Office of Communications (“Ofcom”) is encouraging new operators to build their own infrastructures to compete with BT. At the same time, BT is constructing a new, IP-based network which it refers to as a “21st Century” network. At present, it is not clear how operators will connect with this network. There are currently no proposals as to how and at what level BT will charge for access to the network. Regulation has historically provided for the expansion of competition in the marketplace and the subsequent lowering of tariffs charged across the industry. However, there is no way to know with certainty what regulatory actions Ofcom and other governmental and regulatory agencies may take in the future. Individually and collectively, these matters could have negative effects on our business, which could materially and adversely affect our consolidated business, operations and financial condition.

Many of our competitors have superior resources, which could place us at a cost and price disadvantage.

Many of our existing and potential competitors have significant competitive advantages, including greater market presence, name recognition and financial, technological and personnel resources, superior engineering and marketing capabilities, more ubiquitous network reach, and significantly larger installed customer bases. As a result, many of our competitors can raise capital at a lower cost than we can, and they may be able to adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities (including regulatory changes) more readily, and devote greater resources to the development, marketing and sale of products and services than we can. Also, our competitors’ greater brand name recognition may require us to price our services at lower levels in order to win business. Our competitors’ financial advantages may give them the ability to reduce their prices for an extended period of time if they so choose. Many of these advantages are expected to increase with the trend toward consolidation by large industry participants.

Our selection of technology could prove to be incorrect, ineffective or unacceptably costly, which would limit our ability to compete effectively.

The telecommunications industry is subject to rapid and significant changes in technology, evolving industry standards, changing customer needs, emerging competition and frequent new product and service introductions. The future success of our business will depend, in part, on our ability to adapt to these factors in a timely and cost-effective manner. If we do not replace or upgrade technology and equipment that becomes obsolete, or if the technology choices we make prove to be incorrect, ineffective or unacceptably costly, we will be unable to compete effectively because we will not be able to meet the expectations of our customers, which would cause our results to suffer.

UK regulations require us to maintain a number of licenses and permits, the loss of any of which could affect our ability to conduct our business.

If we fail to comply with regulatory requirements or to obtain and maintain certain licenses and permits, including payment of related fees, we may not be able to conduct our business. In addition, we have obtained rights-of-way from utilities, railroads, incumbent carriers and other persons. These regulatory requirements, or the terms attaching to such rights-of-way, could change in a manner that significantly increases our costs or otherwise adversely affects our operations.

Terrorist attacks and other acts of violence or war may adversely affect the financial markets and our business and operations.

Significant terrorist attacks against the UK, the US or other countries in which we or other Group Companies operate are possible. It is possible that our physical facilities or network control systems could be the target of such attacks or that such attacks could impact other telecommunications companies or infrastructure or the Internet in a manner that disrupts our operations. Terrorist attacks (or threats of attack) also could lead to volatility or illiquidity in world financial markets and could otherwise adversely affect the economy. These events could adversely affect our business and our ability to obtain financing on favorable terms. In addition, it is becoming increasingly difficult and expensive to obtain adequate insurance for losses due to terrorist attacks. Uninsured losses as a result of such attacks could have a material adverse effect on our business, results of operations and financial condition.

Other risks

Our real estate restructuring provision represents a material liability, the calculation of which involves significant estimation.

As of December 31, 2008, our real estate restructuring reserve aggregated £31.0 million of continuing building lease obligations and broker commissions, offset by anticipated receipts of £20.6 million from existing subleases and £5.8 million from subleases projected to be entered into in the future. Although we believe these estimates to be reasonable, actual sublease receipts could be materially less than we have estimated which could in turn have a material adverse effect on our business, results of operations and financial condition.

The influence of our parent, actions our parent takes, or actions we are obliged to take as a result of our parent’s actions, together with the interest of certain of our directors due to ownership of, or options to purchase, our parent’s stock, may conflict with our interests.

Our parent company indirectly owns 100% of our share capital. Because our parent’s interests may differ from ours, actions our parent takes as a stockholder with respect to us may not be favorable to us or to holders of our Notes. Although we put into place upon the closing of the offering of the Initial Notes operational agreements to address the relationship between us and our parent, we remain dependent on our parent’s decisions regarding corporate strategies, its financial performance and other factors which may affect our parent as our sole stockholder. Also, the interests of our parent’s controlling stockholder, STT, may differ from ours. STT might impose certain strategic and other decisions on us through their control of our parent. We can offer no assurance that the interests of our parent or STT will not conflict with the interests of the holders of our Notes regarding these matters.

In addition to our operational agreements, our parent company can influence what we do with available cash flow. For example, during 2003 and 2004, we periodically upstreamed a portion of our cash on hand and operating cash flow to our parent company and its affiliates to repay loans. Although we did not upstream any cash in 2005, in 2006 we upstreamed $80.8 million via intercompany loans, $30.4 million of which were repaid in 2006. A further $5.0 million was upstreamed and repaid in 2007. We did not upstream any cash in 2008. It is possible that our parent company may use us as a source of funding, subject to the terms of the Indenture and applicable restrictions under English law, and that we will continue to upstream available cash to fund our parent’s and its subsidiaries’ operations. The terms of the Indenture permit certain upstream payments including, subject to certain restrictions, upstreaming up to 50% of our Operating Cash Flow, as defined in the Indenture.

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

Our business may be disrupted due to the sharing of corporate and operational services with our parent.

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

If our future cash flow from operations are insufficient to pay our debt obligations or to fund other liquidity needs, we may be forced to sell assets or attempt to restructure or refinance our existing indebtedness. We may also be required to raise additional debt or equity financing in amounts that could be substantial. We cannot assure our holders of the Notes that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including principal, interest and other amounts due in respect of the Notes. Nor can we assure holders of our Notes that we will generate sufficient cash flow to fund our other liquidity needs. We may need to refinance all or a portion of its debt, including the Notes, on or before maturity, and our ability to refinance such debt is generally dependent upon the availability and cost of credit. A disruption in the capital markets, such as the type of disruption that emerged in Europe and the United States during 2007, and has continued through the date of this report, could limit our ability to obtain credit at a reasonable cost. We cannot assure holders of the Notes that we will be able to refinance any of our debt, including the Notes, on commercially reasonable terms if at all.

The holders of the Notes should not rely upon funds from our parent company or its affiliates to service obligations under the Notes.

We have historically served, and in the future may serve, as a source of funding for our parent company and its affiliates. Prior to 2003, we incurred substantial amounts of intercompany indebtedness owed to our parent company and its affiliates. Since the second quarter of 2003, we have periodically made repayments on this indebtedness from our positive cash flow. Moreover, we upstreamed substantially all of the net proceeds of the offering of the Initial Notes on December 20, 2004, through repayment of debt or otherwise, to our parent company and its subsidiaries with the result that as at December 31, 2004 we had a zero intercompany balance. The intercompany debt balance remained zero as of December 31, 2005. As of December 31, 2007 there were loans due from affiliates of £25.3 million, comprising a $50.4 million loan due from Global Crossing Europe Limited (“GCE”). See note 26 “related parties” within the accompanying consolidated financial statements for the year ended December 31, 2008 included elsewhere in this annual report on Form 20-F. As of December 21, 2008 there were loans due from affiliates of £34.9 million, comprising a $50.4 million loan due from GCE.

We expect that our parent company may use us as a source of funding, subject to the terms of the Indenture and applicable English law, and that we may, accordingly, upstream available cash to fund our parent’s operations. This may happen in the form of loans or dividends or other distributions. However, it will not be possible for us to pay dividends to our shareholder, an indirect subsidiary of our parent, until such time as our accumulated realized profits exceed our accumulated realized losses. It is anticipated, therefore, that we will not be in a position to pay dividends for some time, and any funds to be upstreamed to our parent would be made by us by way of an intercompany loan. To the extent that these amounts take the form of loans, we are subject to the risk that our parent company and its affiliates will be unable to repay these amounts. The ability of our parent to repay these amounts is predicated upon, among other things, its financial condition and solvency.

On May 9, 2007, GCL entered into a $250.0 million five-year senior secured term credit facility (as amended, the “Term Loan Agreement”) with certain subsidiaries of GCL under which Goldman Sachs Credit Partners L.P. acts as administrative and collateral agent for a group of lenders. The term loan was increased to $350.0 million pursuant to an amendment to the Term Loan Agreement executed on June 1, 2007. In addition, under the terms of the GCL Term Loan Agreement, loans that we make to our parent or its subsidiaries are required to be subordinated to their payment obligations under the GCL Term Loan Agreement. Such subordination would restrict our ability to recover amounts under such intercompany loans during periods in which our parent would be experiencing financial difficulties. To the extent that these amounts take the form of dividends or other corporate distributions, there will be no obligation at all on the part of our parent company or its affiliates to repay these amounts. Although the terms of the Indenture restrict our ability to upstream amounts to our parent company and its affiliates in the future, these restrictions are subject to a number of important qualifications and exceptions that are described in the Indenture. The terms of the Indenture permit certain upstream payments including, subject to certain restrictions, upstreaming up to 50% of our Operating Cash Flow, as defined in the Indenture.

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

All these limitations are subject to significant exceptions and qualifications. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness”. These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue business opportunities and activities that may be in our interest. Any future debt instruments may also contain similar or more restrictive provisions that may affect our ability to engage in certain transactions in the future.

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

•

any rights, title, interest or obligations under certain specified excluded contracts, including (i) any contract in which our counterparty is a UK governmental entity; and (ii) any contract in which our counterparty is a contractor or subcontractor to a UK governmental entity (these excluded contracts include those with the Foreign and Commonwealth Office (“FCO”), OGCbuying.solutions and other important customers);

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

Concurrent with the issue of the Initial Notes we entered into a five-year cross-currency interest rate swap transaction with an affiliate of Goldman, Sachs & Co., ending December 2009, to minimize exposure to any dollar/sterling currency fluctuations related to interest payments on the dollar-denominated ($200 million) Initial Notes. The swap transaction converts the US Dollar currency rate on interest payments to a specified pound sterling rate. At December 31, 2008 there was an asset of £2.8 million and an unrealized gain of £2.7 million on the swap. In connection with the swap transaction, the affiliate of Goldman, Sachs & Co. was granted a security interest in the collateral securing the Notes ranking equally with the security interest of the holders of the Notes. The security interest secures all obligations owed to the affiliate of Goldman, Sachs & Co. if a default occurs on the swap transaction or if the swap transaction is terminated. Depending on prevailing currency exchange rates, these obligations may be substantial. Any proceeds resulting from the exercise of security interests in the collateral will be shared pro rata among it and the holders of the Notes.

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

Under the Insolvency Act 1986, the English courts may, on an application by the company, the directors of the company or one or more creditors, make an administration order in respect of an English company if the court is satisfied that the company is or is likely to become unable to pay its debts and that an administration order is likely to achieve the purpose of administration which is specified in the legislation may be met by the making of the order. An administrator must perform his functions with the objective of (i) rescuing the company as a going concern; or (ii) achieving a better result for the company’s creditors as a whole than would be likely if the company were wound up (without first being in administration); or (iii) realizing property in order to make a distribution to one or more secured or preferential creditors. The administrator must perform his functions in the interests of the creditors, as a whole. During the administration, no proceedings or other legal process may be commenced or continued against the debtor, except with the leave of the court or the consent of the administrator. If either we or the Issuer were to commence administration proceedings, the Notes and the Guarantees could not be enforced while in administration without having obtained such permission.

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

The address of our registered office, together with that of our wholly owned subsidiaries, is 1 London Bridge, London, SE1 9BG, United Kingdom and our telephone number is +44 845 000 1000.

Corporate History

We originated as the network services arm of Racal Telecommunications Limited (“Racal” or “our predecessor company”). Racal began operations in fixed line communications in 1988 when the UK government awarded it the contract to establish and maintain the government Data Network. Through this contract, Racal’s network services business provided managed voice and data services and other communications offerings to numerous UK government departments.

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

Acquiring BRT provided Racal with the opportunity to manage a substantial communications network infrastructure. It also allowed Racal to extend this infrastructure on a cost-effective basis through its long-term wayleave rights over the land of the British Railways Board as well as Network Rail, then called Railtrack plc, that was the new operator of the national railway infrastructure (although not the trains themselves). In addition, BRT brought to Racal a series of medium- and long-term contracts for services provided to the newly privatized national railway infrastructure, as well as to the train operating companies (“TOCs”). The addition of these customer contracts significantly increased Racal’s telecommunications customer base.

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

Historically, Fibernet Group classified its customer base into enterprise customers, service provider customers and customers it reached via its systems partners. Since being acquired by GC Acquisitions, and then by us, its customer base has been reclassified into enterprise customers and carrier customers, designating its original enterprise customers and its enterprise customers reached via its systems partners as its enterprise customers and designating its original service provider customers and the service provider customers reached via its systems partners as its carrier customers. This new classification aligns the customer base of Fibernet with GCUK’s classification of its enterprise customers and carrier customers. Where we refer to Fibernet’s customers in this annual report on Form 20-F, unless the context requires otherwise, we are referring to these new classifications. Revenue from Fibernet’s enterprise and carrier customers represented 32% and 68%, respectively, of its revenue for the year ended December 31, 2008.

Fibernet Group’s financial results for the fiscal year ended August 31, 2006 included revenue of £48.9 million and an operating loss of £1.4 million.

During 2007 we completed the integration of Fibernet into our business.

B.	Business Overview

Services Offered

We are a leading UK communications solutions provider offering a suite of IP and telecommunications services. We are an indirect, wholly-owned subsidiary of, and the principal UK telecommunications business of, Global Crossing. We have a strong and established enterprise customer base, including over 100 UK government departments, information technology systems integrators, rail sector customers and major corporate clients, to whom we provide tailored services. These enterprise customers represented 79.8% of our revenue for the year ended December 31, 2008. We also provide services to our carrier customers, who are typically national and international communications service providers, including mobile network operator customers.

We operate the most extensive fiber optic network in the UK after BT and Cable & Wireless. Because of our network’s reach and capacity, we believe that we are well positioned to take advantage of new business opportunities with modest incremental capital expenditure.

Despite the highly competitive nature of the telecommunications industry we operate in, we have been able to maintain a significant recurring revenue stream and stable margins through a strong product and service suite and strong customer relationships. Our financial results for the year ended December 31, 2008 included revenue of £322.8 million, operating profit of £28.9 million and the generation of £40.9 million of operating cash flow, after interest payments of £33.1 million.

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

•

Data connectivity through access to national and international IP networks. We have a converged IP-based services platform. We have built a high speed multi-service multi-protocol label switching (“MPLS”)/IP core network with full end to end support for Class of Service (“CoS”) and Quality of Service (“QoS”). This is enabling us to offer IP-based services such as IP-based virtual private networks (“IP-VPN”), VoIP and IP Video delivered over a single access loop (i.e. a converged service) to our customers, whether in isolation or bundled with an end to end managed solution. Our implementation of a high speed MPLS core along with IP CoS/QoS and associated SLAs, provide a high level of performance, making it ideal for customers such as government, financial, media and entertainment organizations.

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

•

Ethernet connectivity. We provide point-to-point and point-to-multi-point virtual private network (“VPN”) Ethernet services within the UK and across Europe, North America and Asia. These can be standalone services or used as access to IP-VPN or Converged Service offerings.

•

Professional services. We have historically assisted certain of our customers with design, assessment and project and lifecycle management exercises undertaken by them. We are currently formalizing a full professional services capability together with selected partners. This capability includes, but is not limited to, local area network (“LAN”) and wide area network (“WAN”) diagnostics and infrastructure discovery and assessment on a customers existing network, enabling more intelligent Voice, Data and Converged solutions to be deployed to meet our customers’ commercial and operational efficiency needs—often resulting in lower bandwidth being required than expected. This new range of services is expected to generate new revenue streams and help to strengthen long term relationships with new and existing customers.

The components of our IP-based services include IP-VPN, VoIP and IP Video services:

•

IP-VPN. IP-VPN is the corner stone of our converged service offering. It provides customers with a secure connection between their offices, business partners and customers within a virtual private IP network consisting of intranets and extranets running over our backbone. This allows customers to send traditional data as well as VoIP and IP Video, and any other IP-based service between sites and/or the public telephony network. This is possible through our implementation of CoS/QoS, to ensure that the VoIP, video and data traffic is correctly handled within the customer’s network. Through our flexible billing capabilities we can provide efficient charging schemes such that customers only pay for the traffic they send rather than the fixed bandwidth required in traditional implementations of data, voice and video networking. In addition, we recently introduced Content Delivery Network services, implementing a multi-vendor reselling approach to bring our customers a fast, efficient way to move content among their employees, customers and vendors.

•

VoIP. VoIP enables cost effective transport of voice over our IP network. Currently customers using our IP-VPN products have the benefit of transferring voice as data over their IP-VPNs. With our suite of VoIP services, a customer is able to receive inbound calls from the PSTN, send calls to the PSTN or to manage a short-code dial plan for calls between sites.

•	IP Video. We offer IP Video point-to-point connectivity over our IP network, enabling such applications as video conferencing from the desktop.

•

Hosted IP telephony. We have partly completed the first phase of the development of a range of hosted IP telephony services which ultimately will include a full suite of unified communications and collaborative services. Hosted IP telephony offerings now comprise the UK’s only pan-government accredited, secure version of such services, while a separate set of offers on segregated infrastructure for the broader commercial (i.e. non-government) enterprise sector is nearing completion. Hosted IP telephony services should complement Global Crossing’s existing capability to meet the other market needs for IP PABX delivered VoIP services.

The Hosted IP Telephony Service may be combined with Global Crossing’s IP-VPN service to produce a true converged solution or taken as a standalone product. Third-party IP-VPN connectivity is also being supported.

Already this development has helped secure a long term contract renewal with OGCbuying.solutions, an Executive Agency of the Office of Government Commerce (“OGC”) in the Treasury, which utilizes hosted IP telephony in the provision of managed telephony services across the government, a new contract win with HMRC, and interest from customers and potential customers in the commercial enterprise sector.

The acquisition of Fibernet brought with it the capability to build managed optical networking solutions, for example, to link data centers.

Carrier Services

Our Carrier Services consist of sales to other network operators and communications providers of IP transit, Ethernet, local loop, wavelengths and private lines. We also sell wholesale voice services that include carrier voice service, “One Rate” service, carrier pre-select and non-geographic numbering. We currently provide capacity, dark fiber and empty fiber ducts to third parties pursuant to lease agreements and IRU agreements.

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

Collaboration Services

We offer a full range of collaboration services, including the audio, video and Web conferencing services described below:

Videoconferencing Services. These services provide video over IP and Integrated Services Digital Network (“ISDN”) platforms, using multipoint bridging to connect multiple sites. Our iVideoconferencingSM offering sends ISDN calls onto our IP network, minimizing dependence on international ISDN lines for superior quality, reliability and cost savings. Enhanced options available with our videoconferencing services include scheduling, recording and hybrid meetings that combine our audio and video services.

Audio Conferencing. Ready-Access® is our on-demand/reservationless audio conferencing service with toll free access in key business markets worldwide. Event Call provides highly reliable, operator assisted, full-service conference calls. Participants can access this service by dialing in on either a toll or a toll-free number, or by being dialed out to by an operator. This service is suitable for as few as three or up to thousands of participants. Enhanced service options include PostView ® conference playback, taping/transcription service, translation services and on-line participant lists.

Web Conferencing. Ready-Access Web Meeting is fully integrated with Ready-Access audio conferencing for on-demand collaboration, allowing customers to manage their calls on-line, change account options, share presentations with participants, and record entire meetings, including visuals. eMeeting is a full-featured Web conferencing application that allows customers to collaborate and share documents, presentations, applications, data and feedback with polling and instant messaging features. Global Crossing Live Meeting uses technology licensed from Microsoft® to allow multiple attendees to participate in meetings using only their computer, a phone, and an Internet connection. We have integrated Ready-Access as an audio conferencing component into Live Meeting.

Customers

We have an established enterprise customer base of over 500 customers, including more than 100 UK government departments, information technology systems integrators, rail transport agencies and medium to large corporate clients across various industry segments. We also have carrier customers. Revenue from our enterprise customers and carrier customers represented 79.8% and 20.1%, of our total revenues respectively, for the year ended December 31, 2008. Revenue from government departments, a component of enterprise revenue, represented 45.6% of total revenue for the year ended December 31, 2008. We typically enter into multi-year service contracts with our enterprise customers and provide them with a range of services tailored to their specific requirements. Revenue from enterprise customers with whom we have multi-year contractual relationships represented 76.7% of our total revenue for the year ended December 31, 2008.

Enterprise Customers

Since November 1999, we have derived the majority of our enterprise revenue from UK government departments and rail transport agencies. Over time, we have experienced growth through sources including the expansion of existing government relationships, such as the provision of services for our government customers during their technology refreshes and capacity upgrades, and the development of new customer relationships. During 2008, we entered into 921 new contracts with existing enterprise customers and added 84 new enterprise customers. Our enterprise revenue was £219.7 million, £247.3 million and £257.6 million for the years ended December 31, 2006, 2007 and 2008, respectively. Our enterprise customers are typically large organizations with significant annual telecommunications budgets, which, along with the long-term nature of the contracts, have historically provided us with significant recurring revenue. Certain of our principal customer relationships include: British Council; EDS (Her Majesty’s Prisons); FCO; Her Majesty’s Revenue and Customs; Lockheed Martin; Network Rail; and OGCbuying.solutions (Managed Telecom Service).

The table below sets forth information regarding our enterprise revenue concentration. These amounts represent revenue for the periods indicated.

	Year ended December 31,
	2006	2007	2008
	(in millions)
Enterprise revenue from Top 20 Customers(1)	£183.8	£186.0	£199.0
Other Enterprise Revenue(1)	35.9	61.3	58.6

Total Enterprise Revenue(1)	£219.7	£247.3	£257.6

(1)	Revenue in this table is based on historical information and does not necessarily indicate future revenue-generating capability.

The acquisition of the Fibernet Group expanded our enterprise customer base through the inclusion of large organizations with high bandwidth and complex data networking requirements in the financial services, retail and manufacturing sectors.

Carrier Customers

We provide carrier services to a range of leading mobile and fixed line operators. Our carrier customers include Vodafone, O2, AT&T, BT, Cable & Wireless, Sprint, KCOM, ntl:Telewest (now part of Virgin Media), Verizon, Easynet and COLT. The services that these operators require vary according to the current reach and capacity and planned build of their assets in the United Kingdom and include for example, usage-based interconnection services Ethernet, wavelengths, local loop access and prepaid leases.

Our carrier customers accounted for 20.1% of our revenue in the year ended December 31, 2008. During this period, no carrier customers individually accounted for more than 2% of total revenue.

Our Core Network

We operate a high capacity and resilient optical transport network which consists of approximately 15,690 route kilometers (9,750 route miles) of national fiber optic cable which covers in excess of 130 towns and cities, approximately 45% of which is owned by us. The remainder is leased by us. Approximately 55% of this fiber runs in troughs along the UK rail network. Our core fiber network interconnects to local network providers at 395 points of presence (“PoPs”)—including sites where we extend into our customer premises and telehousing facilities—and 78 main switching units. This number of interconnections provides us with extensive customer reach at an advantageous cost of access.

Our nationwide fiber optic network currently contains lit fiber (optical fiber that has been connected to transmission equipment and is in use) and significant dark fiber (optical fiber that is not connected to transmission equipment and is not in use). We own approximately 75% of the currently lit fiber and, wherever possible, when usage increases require us to light additional capacity, we light our owned fiber rather than leased fiber. We believe that our existing network reach and capacity are sufficient to support a substantially increased revenue stream and customer base with modest incremental capital expenditure.

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

•

Leverage embedded infrastructure and existing customer relationships. We benefit from a large existing customer base, which provides us with a potential market for additional revenue streams. We intend to increase our revenue from existing customers (including those acquired with Fibernet) both by selling increased volumes of the services we currently offer (for example, by growing the number of end-users at customer sites and increasing the network capacity at those customer sites) and by introducing new services in the future, including IP-based services and services historically provided by Fibernet. For a number of our customers, we have invested in developing customer-specific services and solutions and we have also upgraded customer premises equipment, including routers, switches and handsets. We believe this investment and the depth of our involvement in our customers’ businesses reduces churn and provides the basis to offer additional services to our existing customers at lower incremental costs and resulting in improved margins. By purchasing these additional services from us, our customers are able to avoid the disruption risks associated with adding a new telecommunications provider. We have adopted a continuous improvement management approach to enhance the customer experience and are investing in processes, systems, personnel and tools to better enable our customers to configure and manage our services. We routinely survey our customers with the help of an independent research firm to identify opportunities to improve service. These surveys reflect strong customer satisfaction ratings in network performance, account support, service activity and billing assistance. We have created an award-winning, Web-based customer interface, uCommand®, which allows customers to monitor and manage their networks in real time. Our worldwide network is monitored from multiple, global network operating centers on a 24/7 basis, providing redundancy and serving as a single point of contact for all service matters.

•

Migrate technology to IP-based services. Current technology allows us to provide integrated voice and data services over a single IP-based platform. Wherever appropriate to customers’ needs, we are migrating services from traditional voice and data services to IP-based services. These IP services, including IP-VPN and VoIP will allow us to provide converged voice and data services. Fibernet’s enterprise customers now have access to our IP-based services and our global IP network. We anticipate that these initiatives will increase our total revenue and enable us to realize network operating efficiencies for these newly delivered services and networks by allowing us to introduce new data and voice services, and provide those services to our customers at lower unit costs than they currently pay for legacy services.

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

•

Focus on Employees. We formed a cross-regional and cross-functional Employee Steering Committee tasked with promoting and raising employee engagement. We introduced an improved employee recognition program highlighting significant employee accomplishments. Various training and development initiatives help empower our employees and prepare them for advancement.

For 2009, we have set a number of operational objectives which we believe will help enhance revenue growth and/or profitability. First, we are implementing actions to improve our cost structure particularly in the area of cost of access but also including a voluntarily unpaid leave scheme available to our employees. Second, we expect to continue to focus strongly on customer loyalty, by driving enhancements to ensure superior customer service. Third, we intend to continue to focus on motivating our employees, who are critical to our differentiation and our ability to meet our other objectives. Fourth, we intend to invest in products and services by augmenting capacity and selectively bringing new products to market, such as hosted IP telephony and Ethernet services, while enhancing our flagship VPN and VoIP offerings and expanding our data center capabilities.

Market and Competitive Position

The general telecommunications business in the United Kingdom continues to be very competitive with a significant amount of competition resulting from liberalizations and de-regulation.

We currently compete with different divisions of BT, Cable & Wireless, Verizon, COLT, ntl:Telewest (part of Virgin Media), KCOM (previously Affiniti) and Thus (now part of Cable & Wireless). Verizon, COLT, Thus and KCOM have a less extensive national footprint than we do and are not geographically present in many portions of the United Kingdom that our network to covers. BT, Cable & Wireless and ntl:Telewest can be considered to have national presence and have significant network assets.

Given our relative size we believe that we can compete effectively in the United Kingdom market place and that the current consolidation that is occurring in our industry is supportive to us. Many competitors are just starting their acquisition and integration activities and shedding staff at a time when we are structurally stable. This potentially presents us with a window of opportunity to strike for increased market share when our competitors may be temporarily distracted by other activities.

Key Partnerships and Relationships

There are a number of partnerships and commercial relationships which are key to the current and continued success of our business.

BT is a significant supplier of ours and provides most of our access needs in the UK.

Network Rail is a key supplier due to our owning and leasing cable located across the rail network. Siemens and Ericsson are also key suppliers, and work with us for product innovation and introductions to improve our overall service offering.

Inter-company Agreements for UK Trading

Our business operation is dependent on a number of our parent’s and its affiliates’ global corporate functions and access to its network and services elsewhere in the world. In turn, our business provides services to our affiliates in Europe and termination facilities for international circuits in the United Kingdom.

The interactions are as follows:

•	We provide GCE, co-location space at Slough for facilities that form part of its network.

•	GC Pan European Crossing UK Limited (“GC PEC”) provides us with co-location space at its Docklands premises for facilities that form part of our UK network.

•	We provide a dark fiber cable route to GCE for the route from Whitesands in Cornwall to London.

•	Our parent’s Global Network Operations Centers provide network management for our customers’ networks globally, including our customers in the United Kingdom.

•

Our parent company provides finance, legal, product management, marketing, engineering, IT, and corporate support to us in varying degrees. These are embodied in an allocation of our parent’s corporate overhead, which is charged to us.

•	We provide private line termination for UK based customers of other entities in the GC Group.

•	We provide termination for inbound voice minutes from the US and the rest of the world.

•	Our parent provides termination of outbound minutes that originate in the UK.

For details of specific agreements, see Item 7.B. “Major Shareholders and Related Party Transactions”.

Network Rail and British Railways Board

British Rail originally developed a significant portion of our network in the 1980s and early 1990s. During that time, British Rail was a state-owned enterprise which owned and operated the national railway system in the United Kingdom. British Rail used its extensive network of railway property and rights of way to install fiber-optic and copper telecommunications networks across the United Kingdom. As part of the privatization of British Rail in 1994, portions of these network assets and associated liabilities were transferred to a newly created company. Other portions of these network assets and customer contracts for the provision of telecommunications services over the network were assigned to BRT, which was eventually acquired by our predecessor company in 1995.

At the time of their formation, BRT and Network Rail entered into a number of agreements. The principal agreements include:

•

The BR Telecommunications lease of Network Rail facilities. BRT leased certain fiber cables, distribution facilities, and transmission and switching equipment from Network Rail. The lease also covered certain copper cables and PABX equipment, which we use to deliver managed voice services to TOCs. We refer to these latter items of the lease as the copper assets. In connection with its plans to modernize the signaling system on the UK railways, Network Rail issued a notice to terminate our entitlement to use the copper assets, which termination became effective on March 31, 2005. In November 2004, we entered into a capacity purchase agreement with Network Rail that provides us with the right to use capacity over these copper assets until March 2010.

•

The Network Rail lease of BR Telecommunications capacity. Network Rail retained the right to a specified amount of capacity to be carried over the assets originally leased to BRT in exchange for annual payments. We refer to this agreement as the grant of use. This grant of use was supplanted by a telecommunications service agreement effective in March 2005.

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

European Union 2006 Review

On November 13, 2007, the European Commission (the “EC” or the “Commission”) published proposals for a revision to the current regulatory framework applying to the sector. The proposals consist of the following:

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

These proposals are at an advanced stage, and are currently being considered by the European Parliament and Council of Ministers. The Commission’s proposals have been subject to change since their publication and various stakeholders, including the Company, have made representations during the process, both at the EU and national levels. These new regulatory measures will not become effective until such time as may be ultimately agreed by the EU.

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

The TSR addresses issues that are significant to our business, namely the manner in which effective and sustainable competition can be achieved in the UK telecom market; whether there is scope for a significant reduction in regulation; the incentivization of efficient and timely investment in next-generation networks; and whether there remains a case for the structural or operational separation of BT. Accordingly, both BT’s compliance with its undertakings and any development of regulatory policy arising from this strategic review will be important to our business.

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

On December 19, 2008, Ofcom published the most recent in a series of 18 detailed revisions to the specific undertakings that were entered into by BT in 2005 to give effect to BT’s functional separation and we have engaged with Ofcom throughout this process.

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

Wholesale Mobile Voice Call Termination

In March 2007 Ofcom issued a Statement in relation to wholesale mobile voice call termination. As a consequence, a four year period of charge was introduced which will cap the average charges which all five UK mobile network operators (“MNOs”) may levy to terminate traffic originated on fixed networks. In May 2007, this decision was appealed by BT to the Competition Appeal Tribunal which subsequently referred certain matters to the Competition Commission. On January 22, 2009, the Competition Commission’s Determination was published which found that the average termination charges levied by MNOs were excessive and that, by the end of the charge control period (March 2011), should be materially lower than had been permitted by Ofcom. At this time, the Competition Appeal Tribunal (“CAT”) has yet to determine what remedy should be applied and the Company understands that the outcome may be subject to appeal. Until the legal process has been exhausted, the Company is unable to assess whether there will be a material reduction in its cost of access as a result of this proceeding.

In July 2007, Ofcom published a series of Statements regarding disputes between BT and five MNOs regarding the price BT would be required to pay the MNOs for terminating calls on mobile handsets connected to their networks. These disputes relate to the period from September 2006 to March 2007 and the Ofcom determinations adversely affected the Company’s purchase price from BT during this period. While the impact of these Statements is not believed to be material to our results or operations these Statements could increase the risk to the company of retrospective increases to BT’s charges for transit services. The Company and others, including BT and two MNOs, disputed the Ofcom determinations and our Appeal was heard, by the CAT during February 2008. On May 20, 2008, the CAT upheld the Company’s appeal and in its judgment, the CAT gave guidance to Ofcom as to how it should deal with similar commercial disputes in future. On August 15, 2008 the CAT determined the termination rates that would apply during the historical period from Sept 2006 to March 2007. The termination rates set by the CAT for this period were lower than the rates that had previously been permitted by Ofcom.

Dispute over Historic Charges for Wholesale Leased Lines for the period June 2004 – Sept 2008

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

At the time of its initial review in 2004, Ofcom concluded that BT was dominant in certain wholesale leased line markets, and introduced a cost-orientation obligation across BT’s leased line portfolio and price controls in respect of wholesale leased line terminating segments using traditional (i.e. copper) interfaces (“TI”). In June 2008, the Company and others entered into a dispute with BT in relation to BT’s adherence with its regulatory pricing obligations and this dispute was filed with Ofcom. On July 25, 2008, Ofcom decided to open a proceeding on this matter. Subsequently, BT identified that it had found errors in their regulatory financial statements for the period year ended March 31, 2005 until the year ended March 31, 2007 and in September 2008, BT published its restated regulatory financial statement for the year ended March 31, 2007. This dispute is still being considered by Ofcom and the Company is unable to assess its possible impact.

Wholesale Leased Line Review and Charge Controls for the period October 2008 – Sept 2012

In December 2008, Ofcom published its second review of the wholesale leased line market and issued a proposal for a further charge control which would apply during the period from October 2008 until September 2012. The proposal included continuing price regulation of wholesale leased line TI terminating segments and additional regulation of the charges for TI trunk circuits, wholesale Ethernet services and certain supporting equipment and accommodation services. The consultation closed on March 20, 2009 and the Company has been engaged with Ofcom throughout this process. The final outcome is expected to result in certain price changes being backdated to October 1, 2008, however, until the final Statement is published by Ofcom we are unable to fully assess the impact of the final outcome on our business.

Next Generation Networks

Next Generation Network (“NGN”) development is a significant technological change which requires substantial investment and detailed planning. In March 2006, after a public consultation exercise that commenced in June 2005, Ofcom set out its approach to facilitating effective cross-industry coordination and to providing greater clarity to operators and investors about the regulatory framework for NGN development.

Ofcom’s approach has included the establishment of a new industry body, NGN UK. This body has undertaken preliminary work on the technical and commercial arrangements for NGN development. Its initial priority has been to help companies develop an effective technical and commercial framework for interconnection between NGNs. Ofcom is expected to consult publicly during spring 2009 on the main commercial priorities which have been identified as evaluation and development of a new charging framework and charging model.

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

Some telecommunications carriers focus on providing traditional voice and data services to business and residential customers. Long distance carriers, on the other hand, primarily provide only the connection between two local networks, transferring voice transmissions over a larger, interconnected regional or national network. Local exchange services carriers may provide traditional voice services that connect end-user customers within a designated local area, and these carriers often provide the local portion of most long distance calls or the broadband connections. Many telecommunications providers provide both local and long distance services. Wireless carriers transmit voice and data transmissions made through a wireless network to a mobile phone or other mobile device, such as a laptop computer enabled with WI-FI.

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

Network Technology for Managed Services

Managed services have been available for some time, including managed data wide area or local area networks, or data WAN or LAN, or managed voice networks, including PABXs. The technology traditionally used for these early managed services was Asynchronous Transfer Mode (“ATM”) and frame relay, for data networks, and TDM for voice networks and these networks still predominate in the industry.

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

IP has become the protocol used for the management of wide area connectivity for most digital applications and digital voice, such as VoIP, applications. Within an operator’s network, ATM and frame relay may still be used to manage the IP connections across the network, but increasingly for converged networks the IP connections are managed by another technology known as MPLS.

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

Telecommunications Services Management

Management of telecommunications services has become an integral part of many companies’ strategies to gain competitive advantages or achieve operating efficiencies and hence our focus on providing managed services to our customers. The IP and MPLS developments allow voice and data networks to converge and to offer increased security on public networks, and through this technology operators are able to allocate and manage network resources on a customer-by-customer basis, creating customer-specific IP-VPNs within their network IP-VPNs.

The growing availability of services benefiting from converged networks, and the complexities of managing these services internally, are encouraging companies to outsource larger portions of their telecommunications functions to specialized providers of IP-VPNs, thereby creating cost savings and allowing them to focus on their core businesses. The market growth in IP-VPNs is providing operators with the economies of scale to develop new and innovative communications services, which further benefit customers and ultimately reduce customers’ telecommunications costs, including total cost of ownership, whilst providing for greater flexibility in providing for increasing bandwidth needs.

Furthermore, the provision of services utilizing IP-VPNs to manage all aspects of communications requirements within a customer enterprise is becoming increasingly attractive to a broader range of customers, particularly as this enables them to benefit from this technology without having to make subscale investments.

C.	Organizational Structure

Set forth in the diagram below is a simplified corporate organizational chart for us, the Issuer, our parent company and its shareholders. Also reflected in this diagram are certain of our existing debt obligations.

(1)

STT is in the business of media and telecommunications services, investment holdings and management services. STT’s shareholdings (including common and preferred stock) are as of March 31, 2009, and are on a non-diluted basis.

(2)	Incorporated under the laws of England and Wales

A full listing of our subsidiaries can be found in Item 4.A. “Information on the Company—History and Development of the Company”

D.	Property, Plant and Equipment

Property

We operate from approximately 199 properties (comprising 11 freeholds and 188 leaseholds) in the United Kingdom. The majority of our leasehold properties are held on standard commercial terms prevailing in the market at the time the leases were entered into. We occupy the following main premises:

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

Overview

You should read the following discussion together with the consolidated financial statements and the related notes to those consolidated financial statements contained elsewhere in this annual report on Form 20-F. We have prepared the consolidated financial statements in conformity with IFRS (see note 2 “accounting policies” within the accompanying consolidated financial statements).

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

Executive summary

Overview

We continue to be one of the leading UK providers of managed network communications services offering a suite of IP and legacy telecommunications services. We serve a range of government and public sector organizations, participants in the rail industry, major corporations and other communications companies, providing a full range of managed data and voice products and services that support a migration path to a fully converged IP environment. We offer these services using an IP-based network that directly connects in excess of 130 towns and cities in the UK.

We are an indirect, wholly owned subsidiary, and the principal UK business, of GCL. Our own network is a part of GCL’s global IP-based network that directly connects approximately 400 cities in more than 45 countries and delivers services to more than 690 cities in more than 60 countries and six continents around the world.

Industry

Whilst the competitive landscape in the telecommunications industry continues to change, we believe we are well positioned to take advantage of these changes and actively monitor events in this area. We continue to analyze potential corporate development opportunities that would increase our scale and efficiency and/or expand our product sets and network reach.

Principal trends

Intense competition in the market place continues to place downward pressure on prices. In addition, technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets and could further increase the competition we face and put additional downward pressure on prices.

Our business is generally not seasonal in nature.

Strategy

As described more fully in Item 4.B. “Information on the Company—Business Overview—Business Strategy”, our strategy calls for a continued focus on and investment in our target enterprise (including those in the government and rail sectors) and carrier data channels, thereby capitalizing on anticipated continued growth in the demand for bandwidth and IP services. We believe we are well positioned to take advantage of ongoing changes in the telecommunications industry, including globalization and industry consolidation, which we expect to result in increased demand from customers seeking network diversity and redundancy from a supplier who can meet their requirements worldwide.

For 2009, we have set a number of operational objectives which we believe will help enhance revenue growth and/or profitability. First, we are implementing actions to improve our cost structure particularly in the area of cost of access but also including a voluntarily unpaid leave scheme available to our employees. Second, we expect to continue to focus strongly on customer loyalty, by driving enhancements to ensure superior customer service. Third, we intend to continue to focus on motivating our employees, who are critical to our differentiation and our ability to meet our other objectives. Fourth, we intend to invest in products and services by augmenting capacity and selectively bringing new products to market, such as hosted IP telephony and Ethernet services, while enhancing our flagship VPN and VoIP offerings and expanding our data center capabilities.

Successful execution of these objectives is subject to numerous risks and uncertainties, including the risks described in Item 3.D. “Key Information—Risk Factors,” above. In particular:

•	It becomes more difficult to continue to improve our cost structure in the short term as the opportunities for further savings decreases due to the success of past savings initiatives.

•

Cost savings initiatives put a strain on our existing employees and make it more challenging to foster an engaged and enthusiastic workforce. Customer service, which is a critical component of our value proposition, could suffer if employee engagement were to deteriorate.

•

Investing in new and enhanced products and services and improving the customer experience require additional expenditures. While we intend to finance these costs partially through improved operating results and cash flows, our capital plan for 2009 also contemplates partially financing our capital expenditures through vendor financing and equipment leasing. We may not be able to raise such financing on acceptable terms or at all.

•	The current slowdown in global economic conditions could temper our growth, although the value we offer prospective customers could attract business in a cost-saving environment.

•

While we believe that economies of scale will allow us to grow revenues while incurring incremental costs that are proportionately lower than those applicable to our existing business, if the increased costs required to support our revenue growth turn out to be greater than anticipated, we may be unable to improve our profitability and/or cash flows even if revenue growth goals are achieved.

•

If the increased operating and capital expenses required to support our revenue growth turn out to be greater than anticipated or anticipated revenue growth is not achieved, we may be unable to improve our cash flows. If our cash flows do not improve, we would need to arrange additional financing facilities or arrange intercompany loans from other Group Companies. See “—Liquidity and Capital Resources,” below.

2008 Highlights

During 2008, revenues increased by £26.2 million or 8.8% to £322.8 million from £296.6 million in 2007. This increase was driven by growth in the existing customer base and the acquisition of new customers in specific enterprise and carrier target markets.

During 2008, we posted an operating profit of £28.9 million. We generated £40.9 million of operating cash flow, after interest payments of £33.1 million, and a net increase in cash and cash equivalents of £12.1 million.

Despite current economic conditions, we continue to see strong demand for our IP services and as a result continue to win new business. Many government agencies and enterprises continue to refresh their more traditional technologies and take advantage of converged IP services. However, the telecommunications market in the UK remains highly competitive. One of our principal customer relationships in the year ended December 31, 2008 was with Camelot, the current holder of the license to operate the UK National Lottery. Camelot had deployed a landline-based ISDN network related to the operation of the UK National Lottery. This network was provided by us. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appointed Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network with a broadband satellite communications network to be supplied by another service provider. Camelot has substantially completed the migration of the network. In the fourth quarter of 2008 revenue from our relationship with Camelot decreased by £1.2 million to £5.4 million compared with £6.6 million in the third quarter of 2008. We expect revenues to decline in the first quarter of 2009 by substantially all the £5.4 million recorded in the fourth quarter of 2008. Furthermore, although our relationship with Camelot continues, we do not expect to earn significant revenue from this relationship in the future. Our revenue from sales to Camelot was approximately £26.0 million and £25.2 million for 2007 and 2008, respectively.

In the short term, we expect to see a marginal decline in revenue as a result of the Camelot network. We anticipate that new orders already signed during 2008, and the strong demand that we continue to see, will offset that impact in the second half of 2009 and start to deliver medium term growth in our revenues.

Relationship with Our Parent Company and its Affiliates

Operational Relationships

We have a number of operating and financial relationships with other companies in the GC group. For example, we have historically assisted our parent company group in terminating voice traffic within the UK while our parent company group assists us with terminating international voice traffic. We benefit from a broad range of corporate functions conducted by our parent company group, including senior management activities, human resources, corporate development and other functions and services. In addition, we share certain portions of our network with our parent company group as well as certain personnel, who may have functional responsibilities for both our business as well as our parent’s European and global businesses. Lastly, we may share tax losses accrued by us and some of our affiliates with other UK affiliates of our parent company.

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

We do not expect these agreements to have a material impact on our cost structure as (i) amounts of actual costs charged to us are subject to actual usage; (ii) the method of allocation must be in accordance with OECD guidelines; and (iii) the amounts of actual costs charged to us are subject to the application of the limitations provided for in the corporate services agreement, one of the inter-company agreements.

We have historically included an annual worldwide allocation management fee in our financial statements under “Administrative Expenses” for any administrative service that our parent company or its affiliates provided to us (such as legal or Information Systems services). This continued in 2008 and we will continue to account for the net financial effect of these services in that line item (see note 26 “related party transactions” within the accompanying consolidated financial statements).

Following the acquisition of certain property assets on December 9, 2004 from Bidco, these assets continue to be used by other Group Companies who are charged a rental based on the depreciation expense on the assets used (see note 5 “operating profit” within the accompanying consolidated financial statements).

Financial Relationships

We may, from time to time, upstream cash to our parent and other Group Companies, subject to the restrictions in the covenants in the Indenture and as permitted by English law and we may from time to time borrow funds from our parent and other Group companies. See “—Liquidity and Capital resources”.

Except as noted below, we have not historically made significant loans to Group Companies. Under the terms of the GCL Term Loan Agreement, future loans from the Company made to GCL or another Group Company which has guaranteed such facility (i.e., substantially all GCL subsidiaries other than GCUK and its subsidiaries and certain GCL subsidiaries doing business in Latin America) must be subordinated to the payment of obligations under the GCL Term Loan Agreement. The terms of any intercompany loan made by us to our parent or other Group Companies are negotiated at the time the loans are made in light of our ongoing liquidity requirements, the restrictions contained in the covenants in the Indenture, the GCL Senior Secured Term Loan

Facility (which facility requires any such future loans to be subordinated to the obligations thereunder of our parent or such other Group Companies) and the requirements of English law.

On April 12, 2006, the Company entered into an intercompany credit agreement (the “credit agreement”) with GCE. As at December 31, 2007 and 2008, there were loans of US$50.4 million (equivalent to £25.3 million and £34.9 million as at December 31, 2007 and 2008, respectively) due from GCE. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the Operating Cash Flow, as permitted and defined under the Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, and have an effective interest rate of 13.5%. These loans mature five business days prior to the principal outstanding on the Senior Secured Notes. In the year ended December 31, 2008, finance revenue of £13.2 million (being interest income of £3.6 million, in addition to a foreign exchange gain of £9.6 million) has been recognized in the condensed consolidated income statement in respect of these loans. In the year ended December 31, 2007, finance revenue of £3.2 million (being interest income of £3.6 million, less a foreign exchange loss of £0.4 million) has been recognized in the consolidated income statement in respect of these loans.

GCE’s and GCL’s obligations in respect of the outstanding loans under the intercompany credit agreement are not subordinated to their obligations under the GCL Term Loan Agreement since such loans were made prior to the date such facility came into effect.

On April 11, 2007, the Company entered into a US$15.0 million commitment to GCE in accordance with the Indenture and under the same terms and conditions set forth in the intercompany credit agreement. On May 2, 2007 the Company made a loan to GCE pursuant to this commitment in the amount of US$5.0 million, which was repaid in full on June 30, 2007. In the years ended December 31, 2007 and 2008, total finance revenue of £0.1 million and £nil, respectively, has been recognized in the consolidated income statements in respect of this loan. This commitment lapsed in 2007.

Prior to its acquisition by GCUK, Fibernet Group transferred its German business operations to GCI, a wholly owned subsidiary of GCL, for consideration of £1 and the assumption of £3.6 million of debt outstanding to Fibernet. This loan had an effective interest rate of 9.75% and was repaid, in full, to the Company on June 30, 2007. In the years ended December 31, 2007 and 2008, total finance revenue of £0.2 million and £nil, respectively, has been recognized in the consolidated income statements in respect of this loan.

There were no loan balances due to other companies in the GC Group as at December 31, 2008. We have agreed the terms of a loan of up to $15.0 million from GC Impsat Holdings I Plc, a member of the GC Group. We expect to draw down on this loan during the second quarter of 2009.

A.	Results of Operations

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon the accompanying consolidated financial statements, which have been prepared in conformity with IFRS. The preparation of financial statements, in conformity with IFRS, requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reported period. Although these estimates are based on our knowledge of current events, our actual amounts and results could differ from those estimates. The estimates made are based on historical factors, current circumstances, and the experience and judgment of our management, who continually evaluate the judgments, estimates and assumptions and may employ outside experts to assist in the evaluations.

Certain of our accounting policies are deemed “critical”, as they are both most important to the financial statements presentation and require management’s most difficult, subjective or complex judgments as a result of the need to make an estimate about the effect of matters that are inherently uncertain. For a full description of our significant accounting policies, see note 2 “accounting policies” to the accompanying consolidated financial statements.

Provisions for Credit Notes

During each reporting period, we must make estimates for potential future sales credits to be issued in respect of current revenues, related to billing errors, service interruptions and customer disputes which are recorded as a reduction in revenue. We analyze historical credit activity and changes in customer demands related to current billing and service interruptions when evaluating our credit note provision requirements. We reserve for known billing errors and service interruptions as incurred. We review customer disputes and reserve against those we believe to be valid claims. We also estimate a general sales credit reserve related to unknown billing errors and disputes based on such historical credit activity. The determination of the sales credit and customer dispute credit reserve requirements involves significant estimation and assumption. The actual credit notes issued may deviate from this estimate due to changes in the underlying data. We review the estimates every period and may be required to adjust the estimate in a subsequent period. There have been no material adjustments in any of the periods presented. The provision for credit notes was £4.1 million, £4.6 million and £4.6 million at December 31, 2006, 2007 and 2008, respectively. For the years ended December 31, 2006, 2007 and 2008 an expense of £1.3 million £0.5 million and £0.1 million, respectively, was recorded in the income statements.

Cost of Access Accruals

Cost of access, our single largest expense, amounting to approximately £77.0 million £88.0 and £101.1 million, or 32.0%, 29.7% and 31.3% of revenue for the years ended December 31, 2006, 2007 and 2008, respectively, is expensed as incurred. The recognition of these costs involves the use of various management estimates and assumptions and requires us to rely on non-financial systems. Consistent with other costs recorded in each reporting period, we incur a significant amount of services for which suppliers have not yet billed us during that period. We therefore need to make significant estimates for our access costs, specifically regarding traffic resulting in usage-based access costs. Our cost of access primarily comprises charges for leased lines for dedicated facilities and of usage-based voice charges paid to other carriers to originate and/or terminate switched voice traffic. The usage-based voice accruals are a direct result of the traffic volume in the particular month for which we do not have invoices at the time of the close of our monthly reporting period. We utilize the minute volumes reports from our switched network that feed into an internal access reporting system, which also maintains our access supplier contract and tariff rates on a rate table to assist in estimating our usage-based access costs. Dedicated facility access costs are also estimated based on the number of circuits and the average circuit costs, based on our internal records, adjusted for contracted rate changes. Management monitors the accuracy of our systems to measure network volumes and track circuits, and our rate tables are updated frequently to maintain the accuracy of the rate structure we have with our access providers and per the current regulated tariff rates. After receipt of invoices from access providers (which can take some time), we evaluate whether we require an aggregate adjustment to the total accrual. In certain instances, we engage in a reconciliation process with the access providers in order to arrive at a mutual understanding of the appropriate level of charges. We typically maintain an accrual for the amount subject to dispute and generally withhold payment until the dispute is settled. Due to the complexity of the combination of changing regulations, pricing fluctuations, measuring traffic volumes and new supplier agreements, the estimates are subject to change. Changing regulations regarding access rules and related charges also create uncertainty regarding how the changes may impact the rate tables that we maintain internally. In spite of the difficulties involved in the estimation process, we believe we have established adequate access cost accruals due to our overall approach.

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

Based on our assessment of recoverability, we have no such impairments during the years ended December 31, 2006, 2007 and 2008.

Pension Benefits

Our employees participate in two occupational pension schemes: the Global Crossing Shared Cost Section of the Railways Pension Scheme, which is a defined benefit scheme; and the Global Crossing Pension Scheme, which has a defined contribution section and a defined benefit section. The Company accounts for retirement benefits in accordance with IAS 19 “Employee benefits”.

The pension assets, liabilities and expense recorded are based on a number of actuarial assumptions. These assumptions include the discount rate, the expected long-term rate of return on plan assets and inflation rates. The assumptions are based on current market conditions, historical information and consultation with and input from our actuaries. These assumptions are reviewed annually. While we believe that the assumptions we use are appropriate based on available information, these assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter lives of participants. These differences may result in a significant impact on the amount of our future pension expense and resulting asset or liability.

Income Taxes

We have significant deferred tax assets related primarily to net operating losses (“NOLs”) and other temporary differences. The realization of these assets is not assured and depends on taxable income generated in the future. Management has exercised judgment in determining the extent of the realization of these assets based upon estimates of future taxable income. Where there is an expectation that, on the balance of probabilities, there will not be sufficient taxable profits in the future, no deferred tax asset has been recognized. If actual events differ from our management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the realizability of these estimates could materially impact our financial position and results of operations. At December 31, 2008, we had a total unrecognized deferred tax asset of £97.1 million (2007: £90.3 million).

Restructuring

We have engaged in restructuring activities, which require us to make significant judgments and estimates in determining restructuring charges, including, but not limited to, sublease income or disposal costs, length of time on market for abandoned rented facilities, and contractual termination costs. Such estimates are inherently judgmental and changes in such estimates, especially as they relate to contractual lease commitments and related anticipated third-party sublease payments, could have a material effect on the onerous lease liabilities and consolidated income statement. This restructuring provision is composed of continuing building lease obligations and broker commissions for the restructured sites (aggregating £31.0 million as of December 31, 2008), offset by anticipated receipts from existing and future third-party subleases. As of December 31, 2008, anticipated third-party sublease receipts were £26.4 million, representing £20.6 million from subleases already entered into and £5.8 million for subleases projected to be entered into in the future. A significant amount of judgment is involved in determining the amount and timing of these projected subleases. We continue to review our anticipated costs and third-party sublease payments on a quarterly basis and record adjustments for changes in these estimates in the period such changes become known. For further information related to our restructuring activities see note 17 “provisions” within the accompanying consolidated financial statements.

Inflation

We do not believe that our business is impacted by inflation to a significantly different extent than the general economy.

Results of operations for the year ended December 31, 2008 compared with the results of operations for the year ended December 31, 2007

The following table summarizes our consolidated income statements for the years ended December 31, 2007 and 2008.

	Year ended December 31,
	2007	2008	Change	% Change
	(in thousands)
Revenue	£296,620	£322,832	£26,212	8.8%
Cost of sales	(177,665)	(200,487)	(22,822)	(12.8)%

Gross profit	118,955	122,345	3,390	2.9%
Distribution costs	(15,710)	(18,361)	(2,651)	(16.9)%
Administrative expenses	(69,468)	(75,037)	(5,569)	(8.0)%

	(85,178)	(93,398)	(8,220)	(9.7)%

Operating profit	33,777	28,947	(4,830)	(14.3)%
Finance revenue	4,527	14,056	9,529	210.5%
Finance charges	(33,548)	(72,416)	(38,868)	(115.9)%
Tax charge	(6,297)	(432)	5,865	93.1%

Loss	£(1,541)	£(29,845)	£(28,304)	(1836.2)%

Discussion of significant variances:

Revenue

	Year ended December 31,
	2007	2008	Change	% Change
	(in thousands)
Enterprise	£247,324	£257,596	£10,272	4.2%
Carrier data	43,748	58,626	14,878	34.0%
Carrier voice	5,048	6,110	1,062	21.0%
Intercompany	500	500	—	NM

	£296,620	£322,832	£26,212	8.8%

NM – zero balances and comparisons from positive to negative numbers are not meaningful

Revenues are separated into sales channels based on our target markets and sales structure: (i) enterprise, (ii) carrier data, and (iii) carrier voice.

The enterprise sales channel includes the provision of voice, data, managed and collaboration services to government and public sector organizations, participants in the rail industry and major corporations. The carrier data sales channel includes the provision of data products, including IP, transport and capacity services, to carrier customers in addition to the provision of voice, data, and managed services to or through business relationships with other carriers and system integrators. The carrier voice sales channel includes the provision of UK domestic and international long distance voice services to carrier customers.

Revenue increased in 2008 compared with 2007 primarily as a result of strong demand for broadband leases, enterprise voice services and IP-VPN data products. In addition, included in 2008 is approximately £1.3 million of incremental revenue related to a contract review of acquired Fibernet customers. Despite current economic conditions, we continue to see strong interest in our IP services and as a result continue to win new business. Many government agencies and enterprises continue to refresh their more traditional technologies and take advantage of converged IP services.

A number of our UK carrier customers continue to enhance both their mobile broadband and next generation networks. This is due in part to the success of mobile broadband products launched by them. This has presented us with increased selling opportunities as our customers upgrade bandwidth to accommodate the increase in traffic volumes. In addition to successfully cross-selling our products to the customers acquired with Fibernet, we have also been successful in cross-selling existing Fibernet products into our legacy customer base.

However, the UK telecommunications market remains highly competitive.

One of our principal customer relationships in the year ended December 31, 2008 was with Camelot, the current holder of the license to operate the UK National Lottery. Camelot had deployed a landline-based ISDN network related to the operation of the UK National Lottery. This network was provided by us. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appointed Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network with a broadband satellite communications network to be supplied by another service provider. Camelot has substantially completed the migration of the network. In the fourth quarter of 2008 revenue from our relationship with Camelot decreased by £1.2 million to £5.4 million compared with £6.6 million in the third quarter of 2008. We expect revenues to decline in the first quarter of 2009 by substantially all the £5.4 million recorded in the fourth quarter of 2008. Furthermore, although our relationship with Camelot continues, we do not expect to earn significant revenue from this relationship in the future. Our revenue from sales to Camelot was approximately £26.0 million and £25.2 million for 2007 and 2008, respectively.

In the short term, we expect a marginal decline in our consolidated revenues as a result of the Camelot network migration. We anticipate that new orders already signed during 2008, and the strong demand that we continue to see, will offset that impact in the second half of 2009 and start to deliver growth in revenues, operating results and cash flows.

Our sales order levels, which are a key indicator of continuing strength in customer demand for our services, remained at healthy levels during 2008. This metric is used by management as a leading business indicator offering insight into near term revenue trends. The gross values of these monthly recurring orders are estimated based on new business acquired, and they exclude the effects of attrition, the replacement of existing services with new services, and credits.

Cost of Sales

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

The depreciation expense that we include in cost of sales relate to the depreciation of technical property and equipment, principally telecommunications equipment like switches, IP routers, add-drop multiplexers, transmission equipment and customer premises equipment, as well as computer equipment, terrestrial cable and fiber, and leasehold improvements. Amortization expenses that we include in cost of sales relate to the amortization of installation costs, computer software, and acquired intangible assets.

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

	Year ended December 31,
	2007	2008	Change	% Change
	(in thousands)
Cost of access	£87,973	£101,092	£13,119	14.9%
Customer specific costs(1)	33,880	41,464	7,584	22.4%
Depreciation and amortization	37,889	41,354	3,465	9.1%
Third party maintenance	17,923	16,577	(1,346)	(7.5)%

	£177,665	£200,487	£22,822	12.8%

(1)	For operating leases and cost-plus arrangements only.

Cost of access increased in 2008 compared with 2007 primarily driven by increases in revenue and associated access charges. The increase was slightly offset by our cost reduction initiatives to optimize access networks costs and effectively lower unit prices.

Customer-specific costs increased in 2008 compared with 2007 primarily relating to an increase in costs associated with a significant contract signed in the fourth quarter of 2007. The increase was partially offset by lower cost of equipment sales in 2008 when compared to 2007.

Depreciation and amortization increased in 2008 compared with 2007 primarily due to additions to property plant and equipment.

Third party maintenance decreased in 2008 compared with 2007 primarily resulting from the termination and renegotiation, following the acquisition of Fibernet, of certain maintenance contracts.

Distribution Costs

Our distribution costs consist of the fixed and variable compensation we pay to our sales force and the overhead associated with our sales offices and marketing efforts. This overhead includes selling and distribution expenses arising from advertising and marketing, professional services and office expenses and facilities costs.

The increase in our distribution costs in 2008 compared with 2007 was primarily due to higher staff costs of £2.2 million due to (i) recruitment and payroll costs associated with the additional sales staff recruited in early 2008 to take advantage of opportunities in the UK market; (ii) higher commissions paid to sales employees; and (iii) pay rises effective from the beginning of the second quarter of 2008.

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

The increase in administrative expenses in 2008 compared with 2007 was primarily due to (i) a less favorable foreign exchange impact on non-pounds sterling denominated balances (excluding our Senior Secured Notes and intercompany loan with GCE) in 2008 compared to 2007 (£2.5 million); (ii) a credit relating to a property tax rebate in 2007 (£1.3 million); and (iii) a reduction in utility costs in the first quarter of 2007 as a result of a favorable settlement of prior year charges with a vendor (£0.9 million). These increases were partially offset by a reduced depreciation charge on administrative assets in 2008 as compared to 2007 (£0.9 million).

Finance Revenue

Our finance revenues consist of the interest we earn on our bank deposits and late receipts and loans with affiliated companies, together with the associated foreign exchange income/expense.

The increase in finance revenue in 2008 compared with 2007 was primarily due to a more favorable exchange rate impact on the US Dollar-denominated intercompany loan with GCE in 2008 compared with 2007. Between December 31, 2007 and 2008 the British pound sterling weakened from 1.99 US Dollars to 1.44 US dollars per 1 pound sterling compared to a relatively neutral movement between December 31, 2006 and 2007.

Finance Charges

Our finance costs consist primarily of the interest we pay on our third-party debt, together with the associated foreign exchange income/expense, and finance leases.

The increase in finance charges in 2008 compared 2007 was primarily due to an unfavorable exchange rate on the US Dollar-denominated Senior Secured Notes in the second half of 2008 compared with 2007. Between December 31, 2007 and 2008 pound sterling weakened from $1.99 to $1.44 US Dollars for £1 pound sterling compared to a relatively neutral movement between December 31, 2006 and 2007. In 2004, the Company entered into a five year cross currency interest rate swap to minimize exposure of any US Dollar to pound sterling currency conversion for the interest payments due on the US Dollar-denominated Senior Secured Notes. The unfavorable exchange rate described above therefore impacts the carrying value of the US Dollar denominated Senior Secured Notes and not interest payments on these Notes.

Tax

We generated taxable profits in recent years but have been able to eliminate all of our tax liability by using a portion of the unrecognized losses carried forward from prior years and group relief from related companies under the tax sharing agreement.

During the year ended December 31, 2007 and 2008, we recognized a current year tax charge of £1.0 million and £0.4 million, respectively, which reflects an amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

During the year ended December 31, 2007, we reduced our recognized deferred tax asset by £5.3 million primarily due to a change in our estimate of their future realization and during 2008 there was no further deferred tax movement. At December 31, 2007 and 2008, no deferred tax asset was reflected within our consolidated balance sheet. We had unutilized NOLs carried forward of £288 million and £211 million at the end of 2007 and 2008, respectively. We do not believe that there is any restriction under current law or regulations that will limit our ability to continue carrying these NOLs forward or to apply them to offset future taxable income.

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

Enterprise revenue increased primarily due to (i) the net effect of Fibernet on our enterprise revenue during 2007 (£23.9 million); (ii) settlement with a certain customer (£2.2 million); and (iii) additional revenues from a significant contract signed in the fourth quarter of 2007 (£1.8 million).

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

We saw a reduction in salaries and related benefits in the second half of 2007 when compared to the first half of 2007 as a result of headcount decreases from the May 10, 2007 restructuring plan (see note 17 “provisions” to the accompanying consolidated financial statements) and attrition. However, partially offsetting this was an increase in commissions paid to sales employees in the second half of 2007 when compared to the first half of 2007.

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

Finance Revenue

The increase in finance revenue in 2007 compared with 2006 was primarily due to (i) the inclusion of Fibernet for a full year in 2007 (£0.9 million); (ii) additional interest receivable on intercompany loans with GCE (£1.0 million); and (iii) a less unfavorable foreign exchange rate movement on loans due from GCE in 2007 compared with 2006 (£1.6 million). See “Relationship with our Parent Company and its Affiliates—Loans to Group Companies” above for more information. These increases are partially offset by interest received on higher average cash balances held on deposit throughout 2006 compared to 2007 (£0.5 million).

Finance Charges

The increase in finance charges in 2007 compared 2006 was primarily due to (i) interest payable on the Additional Notes in 2007 (£6.0 million); (ii) a more favorable exchange rate movement on US Dollar-denominated Senior Secured Notes in 2006 compared with 2007 (£10.6 million); and (iii) the inclusion of Fibernet for a full year in 2007 (£0.6 million).

Tax

During the year ended December 31, 2006 and 2007, we recognized a current year tax charge of £0.8 million and £1.0 million, respectively, which reflects an amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

During the year ended December 31, 2006, we reduced our deferred tax asset by £8.6 million due to a change in our estimate of the future realization of our deferred tax assets, which had been created by prior years’ tax losses. At December 31, 2006 we had net unutilized operating losses carried forward of £309 million. At December 31, 2006 a £5.3 million deferred tax asset was reflected within our consolidated balance sheet due to the Company considering that it was more likely than not that sufficient profits would be available against which to offset the deferred tax asset.

During the year ended December 31, 2007, we reduced our deferred tax asset by £5.3 million due to (i) £0.4 million charge relating to the effect of the change in the UK corporation tax rate from 30% to 28%; (ii) £2.6 million utilized based on taxable income arising from operating activities in the year; and (iii) £2.3 million reduction reflecting the amount considered more likely than not not to be realized in the foreseeable future. At December 31, 2007 we had net unutilized operating losses carried forward of £288 million. At December 31, 2007 no deferred tax asset was reflected within our consolidated balance sheet as it was not deemed more likely than not that sufficient profits would be available against which to offset the deferred tax asset. We do not believe that there is any restriction under current law or regulations that will limit our ability to continue carrying these NOLs forward or to apply them to offset future taxable income.

B.	Liquidity and Capital Resources

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors (such as satisfactory resolution of contingent liabilities) that are beyond our control.

Based on our current level of operations and anticipated cost management and operating improvements, we believe our expected cash flow from operations, available cash and other sources of available financing including intercompany loans, will be adequate to meet our future liquidity needs for at least the next twelve months.

There can be no assurance, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We cannot provide assurances that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Furthermore, we cannot provide any assurances that the ongoing crisis in the global capital markets and adverse general economic conditions will not have a material impact on our future operations and cash flows.

We monitor our capital structure on an ongoing basis and from time to time we consider financing and refinancing options to improve our capital structure and to enhance our financial flexibility. Our ability to enter into new financing arrangements is subject to restrictions in our outstanding debt instruments (as described below under “Indebtedness”) and to the rights of ST Telemedia under our parent’s outstanding preferred shares. At any given time we may pursue a variety of financing opportunities, and our decision to proceed with any financing will depend, among other things, on prevailing market conditions and available terms.

At December 31, 2008 our available liquidity consisted of £36.1 million of cash and cash equivalents. During 2008, we posted operating income of £28.9 million and a net loss of £29.8 million, generated £40.9 million of cash provided by operating activities and had a net increase in cash and cash equivalents of £12.1 million.

In the long term, we expect our operating results and cash flows to continue to improve as a result of the continued growth of our higher margin enterprise and carrier data business, including the economies of scale expected to result from such growth, and from ongoing cost reduction initiatives to optimize the access network and effectively lower unit prices. Thus, in the long term we expect to generate positive cash flow from operating activities in an amount sufficient to fund all investing and financing requirements, subject to the possible need to refinance our existing major debt instruments as described below. However, our ability to improve cash flows is subject to the risks and uncertainties described above under Item 3.D. “Key information—Risk Factors”.

In the short-term, we expect cash provided by operating activities to exceed purchases of property and equipment. This expectation is based in part on raising financing for such property and equipment from vendors and others comparable to those arranged in 2008. Our ability to arrange such financings is subject to negotiating acceptable terms from equipment vendors and financing parties. This could prove more difficult given current adverse conditions in the credit markets.

Our short-term liquidity and more specifically our quarterly liquidity expectations are subject to considerable variability as a result of the timing of interest payments as well as the factors noted below. Therefore, even though certain of our interim periods may have negative cash flows we expect cash provided by operating activities to exceed purchases of property and equipment for the full year 2009. In 2008, in all but one quarter, our cash provided by operating activities exceeded purchases of property and equipment.

•

Intra-quarter and working capital variability significantly impacts our cash flows such that our intra-quarter cash balances tend to drop to levels significantly lower than those levels prevailing at the end of a given quarter.

•

The continuing adverse conditions in global credit markets and general economic conditions could cause customer buying patterns to change as a result of their cash conservation efforts, which could have an adverse impact on our cash flows. These adverse conditions could also adversely impact our working capital to the extent suppliers seek more timely payment from us or customers pay us on a less timely basis which could have an adverse impact on our cash flows. These adverse conditions could also adversely impact our working capital to the extent suppliers seek more timely payment from us or customers pay us on a less timely basis.

•

Our liquidity may also be adversely affected if we are found liable in respect of contingent legal, tax and other liabilities, and the amount and timing of the resolution of these contingencies remain uncertain.

•

Within 120 days after each calendar year, we must offer to purchase a portion of the Senior Secured Notes at 100% of their principal amount with 50% of the Operating Cash Flow (as defined in the Indenture) for that year. In respect of 2008, we anticipate offering to purchase £7.4 million of the Notes, excluding accrued interest.

•	We have agreed the terms of a loan of up to $15.0 million from GC Impsat Holdings I Plc, a member of the GC Group. We expect to draw down on this loan during the second quarter of 2009.

The vast majority of our long-term debt matures after 2010. However, we do have approximately £18.3 million related to various other debt agreements that are due and payable in 2009. With regard to our major debt instruments, the £105.0 million and $200.0 million original principal amount of our Senior Secured Notes matures in 2014 (subject to early redemption) if cash on hand at the time any of these debt instruments mature is insufficient to satisfy these and our other debt repayment obligations, we would need to access the capital markets to meet our liquidity requirements. Such access would depend on market conditions and our credit profile at the time. The ongoing crisis in global capital markets could make it more difficult for us to obtain debt financing.

We may, from time to time, loan funds to or borrow funds from our parent and other Group Companies in order to satisfy our liquidity needs and the liquidity needs of those Group Companies. The terms of any intercompany loan made between us and our parent or other Group Companies are negotiated at the time the loans are made in light of the parties’ ongoing liquidity requirements, the restrictions contained in the applicable debt covenants and the requirements of applicable law.

At December 31, 2008, there was an outstanding intercompany loan balance of $50.4 million (equivalent to £25.3 million and £34.9 million as at December 31, 2007 and 2008, respectively) due to us which is guaranteed by GCL. This loan balance matures five business days prior to the December 15, 2014 scheduled maturity of the Senior Secured Notes, bears an effective interest rate of 13.5%, and is unsecured. Although the borrower may elect to repay early without penalty at any time, we may demand repayment only in the event of a default under the Indenture which would result in the accelerated repayment of the outstanding principal amount of Senior Secured Notes.

In 2007 we signed an agreement for a £5.0 million finance lease facility, of which £2.0 million had been drawn down as at December 31, 2008. The remaining £3.0 million of this facility is no longer available for drawdown. Interest on this facility is incurred at the lenders’ cost of funds plus 6.25%, with a repayment period of 3 years from the date of draw down. The amounts currently drawn down bear interest at rates between 12.29% and 12.56%, with lease repayments required to be made until September 2010.

In the first quarter of 2008, we signed an agreement for a £3.9 million finance lease facility, of which £3.5 million had been drawn down as at December 31, 2008. The remainder of this facility is no longer available for draw down. Interest on this facility is incurred at the lenders’ cost of funds plus 5.25%, with lease repayments required to be made until February 2011.

Cash Flow Activity

The table below shows our net cash flow for the years ended December 31, 2007 and 2008.

	Year ended December 31,
	2007	2008	Change	% Change
	(in thousands)
Net cash provided by operating activities	£14,453	£40,869	£26,416	182.8%
Net cash used in investing activities	(27,880)	(17,410)	10,470	(37.6)%
Net cash used in financing activities	(2,928)	(11,313)	(8,385)	286.4%

Net (decrease)/increase in cash and cash equivalents	£(16,355)	£12,146	£28,501	NM

NM – zero balances and comparisons from positive to negative numbers are not meaningful

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

Net cash flow used in investing activities includes interest received on bank deposits and loans receivable from Group Companies and payments to acquire intangible and tangible fixed assets and subsidiaries, net of cash acquired.

Net cash flow used in financing activities includes the issuance of the Notes, loans provided by and repaid to Group Companies and repayments of capital lease obligations.

Net Cash Flow from Operations

During 2008 net cash provided by operating activities increased £26.4 million to £40.9 million when compared with 2007. The increase was primarily due to our efforts in the first quarter of 2007 to significantly reduce days payable outstanding with key access vendors and to additional cash flows generated from cash collections from the growth of our revenues in 2008.

Net Cash Flow from Investing Activities

During 2008 net cash used in investing activities decreased when compared with 2007, primarily due to the substantial completion of the capital expenditures required by a large network construction contract for a leading mobile network operator and certain other network enhancements in 2007.

Net Cash Flow from Financing Activities

During 2008, net cash used in financing activities increased when compared with 2007, primarily due to (i) repayment to the Company of a £3.6 million intercompany loan balance, in full, in the second quarter of 2007; (ii) a £2.0 million receipt from a sale and buyback of certain network assets under a finance lease arrangement in the fourth quarter of 2007; (iii) the repurchase of £1.2 million of Senior Secured Notes on completion of the excess cash offer in respect of the year ended December 31, 2007 in the second quarter of 2008; and (iv) £1.3 million additional finance lease and other debt obligation repayments during 2008 when compared with 2007.

Indebtedness

At December 31, 2008, we had £312.1 million of outstanding indebtedness, consisting of £286.9 million of Senior Secured Notes, £24.2 million of finance leases and £1.0 million in respect of other debt obligations. We were in compliance with all covenants in the Indenture as at December 31, 2008.

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

The Issuer may redeem the Notes in whole or in part, at any time on or after December 15, 2009, at redemption prices decreasing from 105.375% (for the US Dollar-denominated Notes) or 105.875% (for the pound sterling-denominated Notes) in 2009 to 100% of their principal amount in 2012 and thereafter, plus any accrued and unpaid interest. At any time before December 15, 2009, the Issuer may redeem either or both series of Notes, in whole or in part, by paying a “make-whole” premium, calculated in accordance with the Indenture. The Issuer may also redeem either or both series of Notes, in whole or in part at a price equal to their principal amount plus accrued and unpaid interest, upon certain changes in tax laws and regulations.

The Notes were issued under the Indenture, which includes covenants and events of default that are customary for high-yield senior note issuances. The Indenture limits the ability of the Company and its restricted subsidiaries to, among other things (i) incur or guarantee additional indebtedness; (ii) pay dividends or make other distributions to repurchase or redeem its stock; (iii) make investments or other restricted payments; (iv) create liens; (v) enter into certain transactions with affiliates; (vi) enter into agreements that restrict the ability of its material subsidiaries to pay dividends; and (vii) consolidate, merge or sell all or substantially all of its assets.

Within 120 days after the period ending December 31, 2005 and each twelve month period thereafter, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of the Operating Cash Flow (as defined in the Indenture) from that period. (the “Annual Repurchase Offer”). Operating Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the year ended December 31, 2007, the Company made an offer for and repurchased approximately £1.2 million principal amount of Notes.

In respect of the, year ended December 31, 2008, we anticipate offering to purchase £7.4 million principal amount of the Notes, excluding accrued interest. Any such offer is required to be made within 120 days of such date, and the related purchases must be completed within 150 days after year-end.

A loan or dividend by the Company to GCL and its affiliates is a restricted payment under the Indenture. Under the Indenture such a payment (i) may be made only if the Company is not then in default under the Indenture and would be permitted at that time to incur additional indebtedness under the applicable debt incurrence test; (ii) may generally be made only within ten business days of consummation of each Annual Repurchase Offer; and (iii) would generally be limited to 50% of the Company’s Operating Cash Flow plus the portion, if any, of the applicable Annual Repurchase Offer that the holders of the Notes decline to accept. In addition, so long as we are not then in default under the Indenture, we may make up to £10.0 million in the aggregate in restricted payments in excess of 50% of Operating Cash Flow for a given period; provided that any such excess payments shall reduce the amount of restricted payments permitted to be paid out of future Operating Excess Cash Flow. Under the GCL Term Loan Agreement, any future loans from the Company to GCL or GCL’s other subsidiaries must be subordinated to the payment of obligations under our parent’s Term Loan Agreement. The terms of any inter-company loan by the Company to GCL or GCL’s other subsidiaries are required by the Indenture to be at arm’s length and, if for a sum in excess of £5.0 million, must be approved by a majority of the disinterested members of our Board of Directors, including its independent members. We cannot pay dividends to our shareholder, an indirect subsidiary of our parent, until such time as our accumulated realized profits exceed our accumulated realized losses, We do not expect this to occur for some time and any funds to be upstreamed to our parent or other Group Companies will continue to be in the form of intercompany loans.

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

Our Lease Obligations

We have capitalized commitments for property, plant and equipment and computer software that qualify as obligations under finance leases. Our leases with Network Rail, the largest of our finance leases, includes fiber and equipment on the rail network with the last lease ending in 2018. At December 31, 2008, the total liability under the Network Rail leases was £13.7 million, a decrease in our liability of £3.3 million during the year. The other finance leases have a total liability of £8.6 million outstanding at December 31, 2008, and include voice equipment supporting various customers. Obligations under finance leases are recognized in current and non current liabilities in the consolidated balance sheets included within our consolidated financial statements.

Our operating leases cover both leases of real property and leases of equipment. The real property leases require us to make payments aggregating about £118.2 million (see note 21 “operating lease commitments” within the accompanying consolidated financial statements).

C.	Research and development, patents and licenses

Not applicable.

D.	Trend information

We believe that the most important factor affecting our future results will be our ability to retain our existing customers. We have long-term contracts with many of our enterprise customers, and our ability to renew those contracts and to attract new business at acceptable margins, will be key to our financial success. Growing our relationships with our existing and new customers and migrating them to IP-based platforms are other important success factors.

Despite current economic conditions, we continue to see strong interest in our IP services and as a result continue to win new business. Many government agencies and enterprises continue to refresh their more traditional technologies and take advantage of converged IP services. However, the UK telecommunications market remains highly competitive.

A number of our UK carrier customers continue to enhance both their mobile broadband and next generation networks. This is due in part to the success of mobile broadband products launched by them. This has presented us with increased selling opportunities as our customers upgrade bandwidth to accommodate the increase in traffic volumes. In addition to successfully cross-selling our products to the customers acquired with Fibernet, we have also been successful in cross-selling existing Fibernet products into our legacy customer base.

One of our principal customer relationships in the year ended December 31, 2008 was with Camelot, the current holder of the license to operate the UK National Lottery. Camelot had deployed a landline-based ISDN network related to the operation of the UK National Lottery. This network was provided by us. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appointed Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network with a broadband satellite communications network to be supplied by another service provider. Camelot has substantially completed the migration of the network. In the fourth quarter of 2008 revenue from our relationship with Camelot decreased by £1.2 million to £5.4 million compared with £6.6 million in the third quarter of 2008. We expect revenues to decline in the first quarter of 2009 by substantially all the £5.4 million recorded in the fourth quarter of 2008. Furthermore, although our relationship with Camelot continues, we do not expect to earn significant revenue from this relationship in the future. Our revenue from sales to Camelot was approximately £26.0 million and £25.2 million for 2007 and 2008, respectively.

In the short term, we expect a marginal decline in our consolidated revenues as a result of the Camelot network migration. We anticipate that new orders already signed during 2008, and the strong demand that we continue to see, will offset that impact in the second half of 2009 and start to deliver the medium term growth in revenues.

Our sales order levels, which are a key indicator of continuing strength in customer demand for our services, remained at healthy levels during 2008. This metric is used by management as a leading business indicator offering insight into near term revenue trends. The gross values of these monthly recurring orders are estimated based on new business acquired, and they exclude the effects of attrition, the replacement of existing services with new services, and credits.

E.	Off-Balance Sheet Arrangements

Off balance sheet arrangements are defined as being any transaction, agreement or other contractual arrangement to which an entity unconsolidated by the Company, is a party, under which the Company has (i) any obligation under a guarantee contract; (ii) a retained or contingent interest in assets transferred to an unconsolidated entity; (iii) an obligation under a derivative instrument; or (iv) any obligation, including a contingent obligation, arising out of a variable interest.

We are not party to any off-balance sheet arrangements.

F.	Contractual Obligations

Tabular Presentation of Cash Commitments at December 31, 2008

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Debt obligations(1)	£485,881	£37,285	£64,709	£64,709	£319,178
Finance lease and hire purchase obligations	29,536	12,111	9,175	3,944	4,306
Other debt obligations	604	536	68	—	—
Operating lease obligations	118,237	10,919	21,669	17,398	68,251
Purchase obligations(2)	92,063	48,331	25,653	5,165	12,914
Pension obligations	13,616	1,241	2,594	2,767	7,014

Total	£739,938	£110,424	£123,868	£93,983	£411,663

(1)

The amounts presented include both principal and interest. The principal repayment of the Notes of approximately £294.2 million is included within the “More than 5 years” section of the table. As the Operating Cash Flow will vary from period to period we have not predicted early purchases of the Notes. The $200.0 million principal has been translated for all periods at the December 31, 2008, year-end rate of 1.4435 US Dollars to one pound sterling. The US Dollar interest included in the period up to five years has been calculated using the swap rate of 1.945 US Dollars for one pound sterling. The US Dollar interest included in periods of more than five years has been calculated using the bond rate of 10.75% and has been translated at a rate of 1.4435 US Dollars to one pound sterling. The pound sterling interest has been calculated using the bond rate of 11.75%.

(2)

Amounts represent contractual commitments to third parties to purchase network access services (£34.8 million), the undiscounted value of rental payments for restructured properties (£27.2 million), maintenance services for portions of our network (£13.3 million) and other purchase commitments (£16.8 million, which includes £14.0 million in respect of committed capital expenditure).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Issuer’s Board of Directors consists of the same individuals as ours. The business address of each director of the Issuer and the Company is 1 London Bridge, London, SE1 9BG, England. Certain of our senior managers have responsibilities for their respective functions in Europe in addition to their responsibility for our management. In some instances, our and our parent’s senior management is not employed by us, but by one of our affiliates.

Our Directors, executive management and senior management, and their ages and positions, are as follows:

Name	Age	Position
John McShane(1)	47	Chairman; Executive Vice President and General Counsel, Global Crossing Limited

Anthony D Christie(1)(2)	47	Managing Director, UK and Europe

Niall Anderson(1)(2)	43	Chief Marketing Officer—Europe, Middle East and Africa

George McDevitt(1)(2)(3)	42	Chief Financial Officer, UK and Europe

Richard Atkins(1)	57	Non-Executive Director

Ed McCormack(1)(4)	54	Non-Executive Director

Peter Cladingbowl(2)(6)	44	Vice President, Operations, Europe, Middle East and Africa

Gabriel Del Campo(2)	43	Vice President, Data Center, Europe, Middle East and Africa and Global Product Manager

Pat Gennette(2)(6)	48	Head of Information Technology, Europe, Middle East and Africa

Isabel Howson(2)	52	Vice President, Human Resources—UK

Anthony Judd(2)	43	Regional Vice President—Enterprise Sales UK

Bernard Keogh(2)(5)	41	Regional General Counsel, Europe

Derek M Lister(2)	47	Vice President of Carrier Sales, UK

Robert Turnbull(2)	56	Vice President, Access Management, UK and Europe

(1)	Member of the GCUK Board of Directors.

(2)	Member of the Company’s executive management.

(3)	George McDevitt was appointed to the GCUK Board of Directors in February 2008.

(4)	Ed McCormack was appointed to the GCUK Board of Directors following the resignation of John Hughes in January 2008.

(5)	Bernard Keogh resigned from the GCUK Board of Directors in February 2008.

(6)

In April 2008, Peter Chubb resigned from the Company as Vice President of Operations, with effect from May 2008 and was replaced by Peter Cladingbowl, whose responsibility for Information Systems was taken over by Pat Gennette.

John McShane joined the board of GCUK in June 2005, and was appointed Chairman in July 2007. Mr. McShane was named executive vice president and general counsel of Global Crossing in March 2002. Mr. McShane oversees and manages all of our parent’s legal matters. Mr. McShane joined Global Crossing in February 1999 as European assistant general counsel where he oversaw and managed legal affairs for the European region, including the build out of the PEC network. As assistant general counsel he also had responsibility for the oversight of worldwide sales and telecommunications network outsourcing transactions for Global Crossing’s Solutions business unit and major vendor supply agreements. Prior to joining Global Crossing, Mr. McShane spent twelve years at several international law firms, including positions as an associate at Simpson Thacher & Bartlett from 1987 through 1996 and as senior counsel at Shearman and Sterling, Cadwalader, Wickersham & Taft, and Brown & Wood, where his main focus was on representing major commercial banks, financial institutions and corporations in connection with a broad range of their corporate, commercial and financing activities.

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

Niall Anderson was appointed to the board of GCUK in February 2007. Mr. Anderson became Chief Marketing Officer (“CMO”)-Europe, Middle East and Africa (“EMEA”) in September 2007. From April 2006 until this time he held the roles of regional vice president of enterprise sales and Managing Director Enterprise. In his capacity as Managing Director Enterprise, Mr. Anderson strengthened Global Crossing’s significant presence in the government, rail transportation and corporate sectors, leading the transformation of the sales strategy to develop new business outside GCUK’s core segments, creating a commercial business unit structured around closely targeted vertical markets and incorporating new capabilities in the financial services sector as a result of the Fibernet acquisition. In his current role as CMO-EMEA, Mr. Anderson takes responsibility for ensuring that Global Crossing’s product development and strategic market positioning reflects its regional focus and supports continued company growth as well as aligning with global corporate objectives. Mr. Anderson has more than 15 years’ experience in the telecommunications and IT industries. Before joining Global Crossing, he held a number of successful sales positions at Equant, including head of sales for UK and Ireland. At Equant, he restructured the sales organization, creating a demand-led strategy and developing a highly successful integration business. Prior to this, Mr. Anderson was involved in developing the service provider strategy at Sun Microsystems and held a variety of sales positions including regional sales manager, UK sales manager and vice president of UK sales at Axinter Communications & Integration, which later became Comparex Networks.

George McDevitt became a director of GCUK in February 2008. Mr. McDevitt joined Global Crossing in September 2007 as Chief Financial Officer (“CFO”) for UK & Europe. Mr. McDevitt has almost 20 years experience as a finance professional with extensive experience at senior management and board level across Europe. Prior to joining Global Crossing, he spent 15 years at Oracle, most recently as Vice President of Finance covering UK, Ireland, Israel & South Africa, with extensive experience in merging over 20 acquisitions. Former roles at Oracle included Vice President of Finance for their Consulting practice across EMEA. Mr. McDevitt also set up a Shared Service Centre in Dublin and a Global Finance function in India. He sat on the CBI Regional Council and was a Trustee of the Central Berkshire Education Business Partnership, which is dedicated to developing young people’s skills, knowledge and experience. Mr. McDevitt is a qualified member of the Chartered Institute of Management Accountants.

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

Ed McCormack joined the board of GCUK in January 2008. From 2006 to 2007, Mr. McCormack acted as a strategic advisor to the President, and the wider Executive team, of FLAG Telecom. Prior to this, Mr. McCormack was an executive of FLAG Telecom for ten years, serving as a Member of the FLAG Board from 2000 to 2006. He served as the CFO from February 1996 to November 2000 and was appointed Chief Operating Officer in March 2000. Prior to that time, Mr. McCormack spent 17 years with Bechtel, the engineering and construction company, where his final position was CFO of Bechtel Europe, Africa, Middle East and South West Asia.

Peter Cladingbowl serves as Vice-President, Operations, EMEA. Previously, Vice President, European and UK Information systems and prior to that part of the Global Network Operations team where he held the position of Director Business Operations and was responsible for operational support systems and global network performance management. During this time, network availability rose to 99.99% and he put in place a strategy for intelligent network systems with the objective of both improving the overall customer experience and operational productivity by creating a “self aware” network. Mr. Cladingbowl joined Global Crossing from Racal Telecom where, as product planning and process manager, he developed and implemented an on-line product catalogue and order management system. In his early career with Global Crossing, Mr. Cladingbowl led the program to integrate business and network management systems. Mr. Cladingbowl has substantial experience in manufacturing and started his career as a geophysical engineer in the off-shore oil industry. He holds a BSC (Mech.) Eng from the University of Cape Town, South Africa.

Gabriel Alejandro Del Campo serves as Vice President, Datacenter, EMEA and is the Global Product Manager. Originally from Argentina, Mr. Del Campo has over 22 years of experience in the information and communications technology industry. Prior to this role from 1997 he was the Senior Vice President Datacenter for the Latin America Region for Impsat Fiber Networks Inc., before its acquisition by Global Crossing in 2007, where he developed the business from scratch to become one of the market leaders in the region. Mr. Del Campo has also worked for Startel, a Telefonica and Telecom company for two years, has been general manager of a leading Enterprise Resource Planning software company and worked nine years at IBM Argentina in various marketing, sales and business management positions.

Patrick Gennette serves as Head of Information Technology, EMEA in which he leads all areas of the Information Technology area with the Europe Middle East and Africa region including operations, applications development, vendor management and budget. Mr. Gennette has more than 19 years experience in managing telecommunications computing systems at Global Crossing and over 8 years collaborating with business and technical areas within EMEA on both products and systems initiatives. Previously at Global Crossing Mr. Gennette worked within the applications development area; specifically in mediation, cost-of-access, tax, billing, rating, commissions and credit & collections systems. He has played key roles in the OSS integration of independent mediation and billing systems acquired internationally by Global Crossing.

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

Anthony Judd serves as Regional Vice President-Enterprise Sales UK. Mr. Judd has worked in the telecommunications industry for 27 years holding senior positions in a very broad range of roles including sales, service, operations, outsourcing, and business consulting and leading an internal change programme with McKinsey. Prior to joining Global Crossing in February 2006, Mr. Judd served with Cable & Wireless for 20 years, initially in engineering roles and culminating as Head of Sales Operations and Services for the UK reporting to the Chief Executive Officer. For 13 years at Cable & Wireless Mr. Judd worked within the service and sales area and in 2004 was responsible for creating the Cable & Wireless Oil sector which generated growth in global revenues and for selling and delivering Cable & Wireless’s first and largest integrated managed service customer.

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

Derek Lister joined GCUK in December 2006 following the acquisition of Fibernet where he served as director for all sales functions in the UK and Germany and was a member of the executive team. Mr. Lister was appointed as our Vice President of Carrier Sales, UK in February 2007 and serves on the Company’s senior management team. Mr. Lister was responsible for the integration of the GCUK and Fibernet UK carrier sales functions into a single unit, structured around three teams, strategic accounts (focused on developing new business with existing major customers), carrier and ISP (tasked with generating growth through new relationships with tier-2 operators) and indirect channels (whose focus is on building co-operative relationships with partners who operate the virtual network model for their customers). Mr. Lister has more than 22 years’ experience in the telecommunications and IT industries. Before joining GCUK, he spent six years with Fibernet and prior to this was business development director for ntl Broadcast, where he was heavily involved in bringing new and emerging technologies to market, including broadcast, mobile data and digital TV. Whilst at ntl, he created a new sales team selling to corporates and small to medium enterprises, which grew to be a $100.0 million business. He also served as chairman of the IPTV Forum in Europe between 1999 and 2000. Prior to ntl, Mr. Lister spent 11 years with CTE, Scotland’s largest telecoms reseller. His roles included new business development and account management of corporate clients.

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

Our Director and Executive Compensation

The aggregate remuneration (which consists of salary, bonus and other compensation) paid by us or by a member of the GCL group of companies to all of our directors and executive management (totaling fifteen persons(1) ) for the 2008 financial year was approximately £2.4 million(2) . This does not include the compensation paid to John McShane as he is not directly involved in the day-to-day management of GCUK. Of this aggregate compensation, approximately is £1.4 million was paid in salaries. For 2008, the highest paid director or executive received £0.6 million, including salary, bonuses, benefits-in-kind and pension contributions.

Except for Mr. Atkins, Mr. McCormack and Mr. Hughes (until his resignation) who were paid £0.1 million in aggregate, we did not compensate our directors independently for their services in their capacity as members of the Board of Directors.

(1)

This number includes the directors and executive management that served throughout 2008 together with those members of the Company’s Directors and executive management who either left (Peter Chubb and John Hughes) or joined (Pat Gennette and Gabriel Del Campo) during 2008. The remuneration of each of these persons, with the exception of John McShane, for the 2008 financial year is included in the above aggregate remuneration figure.

(2)

Bernard Keogh’s compensation was translated from euros to pounds sterling at £1.00 = €1.2759 the average rate for the year ended December 31, 2008. Anthony Christie’s compensation was translated from US Dollars to pounds sterling at £1.00 = $1.8918 the average rate for the year ended December 31, 2008.

Our directors and executive management (excluding those members of the Company’s executive management who left the Company during 2008 and whose stock based awards were exercised or lapsed in 2008) held the following stock-based awards (including stock options), as of March 31, 2009 :

Name	Number Outstanding	Exercise price ($)	Option Expiration Date/RSU Vesting Date
John McShane	50,000	10.16	December 9, 2013
	15,000	15.39	December 15, 2014
	3,888		December 31, 2009	*
	10,000		March 13, 2010	*
	32,000		December 31, 2010	*
	16,000		March 4, 2011	*
	28,829		April 8, 2009	*

155,717

Anthony Christie	38,000	10.16	December 9, 2013
	15,000	15.39	December 15, 2014
	3,888		December 31, 2009	*
	10,000		March 13, 2010	*
	28,000		December 31, 2010	*
	14,000		March 4, 2011	*
	24,702		April 8, 2009	*

133,590

Niall Anderson	842		December 31, 2009	*
	2,200		March 13, 2010	*
	1,500		December 31, 2010	*
	1,500		March 4, 2011	*
	7,264		April 8, 2009	*

13,306

George McDevitt	1,037		December 31, 2009	*
	2,700		March 13, 2010	*
	3,500		December 31, 2010	*
	3,500		March 4, 2011	*
	10,959		April 8, 2009	*

21,696

Peter Cladingbowl	1,500		December 31, 2010	*
	1,500		March 4, 2011	*
	5,910		April 8, 2009	*

8,910

Gabriel Del Campo	1,500		December 31, 2010	*
	1,500		March 4, 2011	*
	5,435		April 8, 2009	*

8,435

Patrick Gennette	2,696		April 8, 2009	*

2,696

Isabel Howson	1,500		December 31, 2010	*
	1,500		March 4, 2011	*
	6,330		April 8, 2009	*

9,330

Anthony Judd	259		December 31, 2009	*
	700		March 13, 2010	*
	1,500		December 31, 2010	*
	1,500		March 4, 2011	*

3,959

Name	Number Outstanding	Exercise price ($)	Option Expiration Date/RSU Vesting Date
Bernard Keogh	667	15.39	December 15, 2014
	940		December 31, 2009	*
	2,400		March 13, 2010	*
	3,500		December 31, 2010	*
	3,500		March 4, 2011	*
	10,430		April 8, 2009	*

21,437

Derek Lister	259		December 31, 2009	*
	700		March 13, 2010	*
	1,500		December 31, 2010	*
	1,500		March 4, 2011	*

3,959

Robert Turnbull	486		December 31, 2009	*
	1,300		March 13, 2010	*
	3,000		December 31, 2010	*
	3,000		March 4, 2011	*
	7,633		April 8, 2009	*

15,419

*	Restricted stock units (“RSU”)

Our Parent’s Director and Executive Compensation

Our Parent’s 2008 Bonus Program

On March 4, 2008 our parent company’s board of directors adopted the Global Crossing annual bonus program for 2008 (the “2008 Bonus Program”) at the recommendation of our parent’s compensation committee. Substantially all non-sales employees of Global Crossing and its affiliates participate in the 2008 Bonus Program. The program was intended to retain such employees and to motivate them to help Global Crossing achieve its financial and business goals.

Actual awards under the 2008 Bonus Program were to be paid only if our parent achieved specified performance goals for 2008 relating to earnings (the “EBITDA Metric”) (representing 70% of the overall target opportunity), the net change in cash and cash equivalents (the “Cash Use Metric”) (representing 20% of the overall target opportunity) and/or customer satisfaction (the “Customer Specific Metric”) (representing 10% of the overall target opportunity). The payout for each performance opportunity was to be calculated independently of the other once financial results for 2008 have been determined. Specifically, each participant was to earn (i) 40% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity had been achieved; (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity had been achieved; or (iii) 140% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity had been achieved or exceeded. Attainment of these objectives at threshold level was intended to require satisfactory financial performance; target payout was intended to require more than satisfactory performance; and maximum payout was intended to require performance that significantly exceeds our parent company’s expectations. The Compensation Committee had in its discretion to calculate the performance results without regard to items deemed by the committee to be extraordinary, nonrecurring or unusual in nature, and other adjustments may have been made based on plan terms. Straight-line interpolation was to be used to determine the payout for performance between the threshold and target goals or between the target and maximum goals. No payout was to be made for performance below threshold. After reviewing GCL’s financial performance the GCL Compensation Committee approved the payout which will be made primarily in restricted stock units which vested no later than April 8, 2009.

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

In 2005 and 2006, executive officers and select key employees received their grants in the form of RSUs. The 2005 grant provided that approximately half of the RSUs would vest solely based on the continued employment of the participant through June 14, 2008 and approximately half would vest on December 31, 2007, based on corporate financial performance for the combined 2005 and 2006 fiscal years. The 2006 grant provided that approximately half of the RSU’s would vest solely based on continued employment of the participant through March 7, 2009 and approximately half would vest on December 31, 2008, based on corporate financial performance for the combined 2006 and 2007 fiscal years. An RSU entitles the participant to receive a share of unrestricted common stock of our parent company on the vesting date.

At the March 13, 2007 meeting, our parent’s compensation committee determined that none of the financial performance measures had been met in respect of the 2005 grants and that there would be no vesting of the half of the RSUs dependant upon the achievement of such financial measures. Vesting of time-based RSUs on June 14, 2008 remained in effect for those participants who remained employed with Global Crossing on that date. At its meeting on March 4, 2008, our parent company’s compensation committee determined that GCL achieved gross margin in its enterprise, carrier data, and indirect channel segment above the threshold gross margin measure in respect of the 2006 grants. GCL did not achieve the threshold performance measures relating to earnings and cash use. It was established that the 2006 Performance Shares payout will be 11.8% of target amounts. All 2006 Performance Shares vested on December 31, 2008, subject to continued employment through that date.

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

In addition, a target performance share opportunity was established for each participant. Each performance share earned will be paid out in unrestricted shares of common stock of our parent on December 31, 2009, subject to the participant’s continued employment through that date and subject to earlier pro-rata payout in the event of death or long-term disability. See Item 6.B. “—Our Director and Executive Compensation” for further detail of these grants.

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

In light of the above factors, the compensation committee recommended, and our parent’s board of directors approved, the granting of special retention and motivation awards to substantially all non-sales employees of Global Crossing and its subsidiaries consisting principally of share grants with vesting periods of 6 months or 6 months and 12 months. See Item 6.B. “—Our Director and Executive Compensation” for further detail of these grants.

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

Employment Agreements

Our affiliates have entered into separate employment agreements with Messrs. McShane, Christie, Cladingbowl, Keogh, Lister, Turnbull and Del Campo. We do not have employment agreements with these individuals. We have entered into contracts for services with Messrs. Atkins and McCormack. In addition, the terms of Messrs. McShane’s and Christie’s employment have been defined by the Global Crossing Limited Key Management Protection Plan (“GCLKMPP”).

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

Our Board of Directors is currently composed of six, two of whom are independent directors. Each director has one vote. Resolutions are adopted by a majority vote of those present. Under our articles of association, we are required to have a minimum of two directors and at least two directors must be present for a quorum. There is one committee of the Board, namely an audit committee. The audit committee is composed of three directors, two of whom are independent directors. The audit committee currently comprises Richard Atkins (non executive), Ed McCormack (non executive) and John McShane. Richard Atkins has been designated as the audit committee financial expert. Under its terms of reference, the audit committee has principal oversight of our financial statements and the appointment of our auditors. Our independent directors review and approve any changes to our inter-company agreements. Under our articles of association, directors are not required to retire by rotation. For additional details regarding the responsibilities of our audit committee, see Item 16.A. “Audit Committee Financial Expert”.

D.	Employees

We share certain employees with our parent. In certain instances, people have functions within our Company but are not employed by us. These employees are employed by our parent or one of our parent’s subsidiaries. Similarly, certain people are employed by us but devote some amount of their time to either our parent or one of our parent’s other subsidiaries.

The number of employees (excluding contractors) at the end of the year for each of the years ended December 31, 2006, 2007 and 2008 was 714, 687 and 762, respectively.

The following table provides about a breakdown of our employees (excluding contractors) by function group as at December 31, 2008. In addition to the responsibilities that certain of these employees have within our business, they will devote a proportion of their time to supporting the other legal entities within their respective functional areas in Europe.

Function Group	Total
Access management	10
Administration	9
Carrier Sales	26
Enterprise Sales & Collaboration Services	107
Field Operations	372
Finance	44
Global Operations	78
Human Resources	8
Information Systems	56
Legal	4
Marketing	33
Procurement	6
Real Estate	9

Total	762

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

See Item 6.B. “—Compensation” and Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for a discussion of the information required by this item.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 31, 2009, the following shareholders were the beneficial owners of 5% or more of each class of GCL’s voting securities: STT Crossing Ltd. beneficially owned 29,351,431 common shares and all 18,000,000 senior preferred shares of GCL; FMR Corp. beneficially owned 8,119,516 common shares and Iridian Asset Management LLC beneficially owned 4,020,621 common shares.

As of March 31, 2009, there were 57,893,369 shares of common stock and 18,000,000 senior preferred shares issued and outstanding in respect of GCL. The senior preferred shares are convertible pursuant to a certificate of designations into GCL common stock on a one-for-one basis (subject to dilution adjustment).

As such, the combination of common stock and senior preferred shares held by STT Crossing Ltd. and any of its subsidiaries that are shareholders of GCL from time to time constitute 62.4 % of GCL’s aggregate outstanding voting stock. To our knowledge, STT Crossing Ltd. has sole voting and investment power with respect to these shares.

Based on information provided in Form 4 filed by such entities on September 8, 2008, STT Crossing Ltd. is an indirect subsidiary of Temasek Holdings (Private) Limited (“Temasek”) and is located at 10 Frere Felix De Valois Street, Port Louis, Mauritius. Temasek, through its indirect ownership of STT Crossing Ltd, may be deemed to have voting and dispositive power over the shares; however, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such shares.

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

Corporate Services Agreement

We have entered into a corporate services agreement with GCL specifically Global Crossing Development Corp (“GCDC”), and GCE. The agreement is effective as from October 1, 2004. Both GCDC and GCE are subsidiaries of GCL. Pursuant to the agreement’s terms, the other parties to the agreement will provide, or have third-party agents provide, certain corporate services to us on a non exclusive basis, including information systems, legal, tax, finance and accounting, mergers and acquisitions, management, human resources, office and facilities, corporate development, network engineering, risk management, and product development. The agreement also provides for the allocation of (i) management remuneration, including bonus; (ii) charitable contributions; and (iii) depreciation and amortization of certain shared assets. We are not obligated to use the corporate services provided for in the agreement. If, at any point during the agreement’s term, the parties no longer provide a corporate service to GCL’s other subsidiaries, they are not obligated to provide such service to us.

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

In addition, we will be charged for cash-based bonuses to management of GCL and its subsidiaries based on our revenue relative to other subsidiaries of GCL, but non-cash-based bonuses will be allocated in full to GCL or, in either case, on such basis as may be reasonably considered to be within the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administration of the OECD.

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

Amounts due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The corporate services provided for in the agreement cost us approximately £8.0 million, £8.9 million and £9.7 million for the years ended December 31, 2006, 2007 and 2008, respectively.

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

Fees due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The use of assets provided for in the agreement cost us approximately £0.6 million, £0.5 million and £0.4 million for the years ended December 31, 2006, 2007 and 2008, respectively.

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

GCUK’s portion of the operating expenses relating to its use of international voice over GCL’s sub-sea network, or applicable sub-sea costs, will be based on our international long distance voice revenue as a percentage of GCL subsidiaries’ consolidated total international revenue multiplied by GCL’s consolidated cost of operating sub-sea cable or, alternatively, on such basis as may reasonably be considered to be within the OECD guidelines. Pursuant to the agreement’s terms, GCSEL will obtain sub-sea voice transport and termination services for us from GCL’s other subsidiaries and voice transport and termination services for GCL’s other subsidiaries from us, administer billings between us and GCL’s other subsidiaries for fees incurred in connection with voice transport and termination services, and provide related administrative tasks and services. Fees due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The services provided for in the agreement provided income for us of approximately £1.6 million and £0.4 million for the years ended December 31, 2006 and 2007 respectively. In the year ended December 31, 2008, the Company recorded a charge of £0.1 million.

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

Agreement to Acquire Fibernet from GC Acquisitions

On December 28, 2006, we entered into a share purchase agreement with GC Acquisitions under which we purchased the entire issued share capital of Fibernet Group Limited from GC Acquisitions for a purchase price of approximately £53.1 million. See Item 4.A.—“Information on the Company—The Fibernet Acquisition”.

Agreement to Sell German Business by Fibernet Group Limited

Concurrently with our acquisition of Fibernet, Fibernet Group Limited entered into a share purchase agreement with GCI. Under this agreement, Fibernet Group Limited transferred its German business operation to GCI by way of the sale of the entire issued share capital of Fibernet Holdings Limited to GCI for a consideration of £1 and the assumption, by GCI, of £3.6 million of debt outstanding to Fibernet Group Limited from Fibernet Holdings Limited. See Item 4.A. “Information on the Company—History and development of the Company”.

Intercompany Loans

On April 12, 2006, the Company entered into a credit agreement with GCE. As at December 31, 2008, there were loans of US$50.4 million (equivalent to £34.9 million as at December 31, 2008) due under the credit agreement. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the Operating Cash Flow, as permitted and defined under the

Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, and have an effective interest rate of 13.5%. The full principal amount of the indebtedness under the credit agreement is due and payable on the earlier of (i) five business days prior to December 15, 2014, which is the date of maturity of our Senior Secured Notes; and (ii) upon notice to GCE by us in the event of an early repayment of the Senior Secured Notes attributable to an event of default under the Indenture. GCUK also made loans to other Group Companies of US$30.4 million in April 2006 which were repaid in May 2006.

On April 11, 2007, the Company entered into a US$15.0 million commitment to GCE in accordance with the Indenture and under the same terms and conditions set forth in the intercompany credit agreement. On May 2, 2007 the Company made a loan to GCE pursuant to this commitment in the amount of US$5.0 million, which was repaid in full on June 30, 2007. In the year ended December 31, 2007, total finance revenue of £0.1 million has been recognized in the consolidated income statements in respect of this loan. This commitment lapsed in 2007.

There were no loan balances due to Group Companies as at December 31, 2008. We have agreed the terms of a loan of up to $15.0 million from GC Impsat Holdings I Plc, a member of the GC Group. We expect to draw down on this loan during the second quarter of 2009.

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

Any proceeds resulting from the exercise of security interests will be shared among the holders of the Notes and the interest hedge secured party on a pro rata basis based on (a) with respect to the holders of the Notes, the principal amount of the Notes then outstanding, plus accrued and unpaid interest and additional amounts, if any, thereon; and (b) with respect to the interest hedge secured party, the net value of the interest hedge contract, if positive, determined at the time of the application of proceeds.

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

Term Loan Agreement

On May 9, 2007, GCL entered into a $250.0 million five-year senior secured term credit facility with certain subsidiaries of GCL under which Goldman Sachs Credit Partners L.P. acts as administrative and collateral agent for a group of lenders. The term loan was increased to $350.0 million pursuant to an amendment to the Term Loan Agreement executed on June 1, 2007.

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

None.

E.	Taxation

UK Tax

The following summary describes certain UK tax consequences of the ownership of the Notes but does not purport to be comprehensive. Except where expressly stated, the summary relates only to the position of those persons who are the absolute beneficial owners of their notes and the interest thereon and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is generally based upon provisions of UK tax law and HMRC practice as of the date hereof. These provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in UK tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of the notes should consult their own tax advisers concerning UK tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of the Notes are made hereby.

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

Taxation of Chargeable Gains—Individual Noteholders

For the purposes of UK taxation of chargeable gains, Notes which are denominated in pounds sterling are expected to be treated as “qualifying corporate bonds” by HMRC. Accordingly, for UK chargeable gains tax purposes, no chargeable gain or allowable loss should arise on the disposal of Notes which are so denominated.

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

UK Corporation Tax Payers

Holders of the notes within the charge to UK corporation tax in respect of the Notes will not be subject to the methods of taxation set out in “—Accrued Income Scheme—Individual Noteholders” or “—Taxation of Chargeable Gains— Individual Noteholders.” Any profits and gains (including interest) and profits or gains arising from currency fluctuations arising from the notes in the hands of those holders will generally be charged to tax as income in each accounting period on a basis reflecting the treatment in the statutory accounts of the holders, calculated in accordance with the holder’s authorized accounting methods.

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

United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the notes. The following discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), the applicable US Treasury regulations promulgated under the Code, judicial authority and current administrative rulings and practice, all as in effect as of the date of this annual report on Form 20-F. Legislative, judicial or administrative changes or interpretations may occur in the future that may be retroactive and that could alter or modify the continued validity of the following statements and conclusions.

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

•

a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect to be treated as a US person for US federal income tax purposes.

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

Stated Interest on Notes

Stated interest on a note will be taxable to a US holder as ordinary income either at the time it accrues or is received in accordance with the US holder’s method of accounting for US federal income tax purposes. Stated interest paid on a note will be includible in income by a US holder in an amount equal to the US Dollar value of the interest, regardless of whether a payment is in fact converted to US Dollars at that time. If the US holder uses the cash method of accounting for US federal income tax purposes, the US Dollar value of the interest is determined using the spot rate at the time payment is received. If a US holder uses the accrual method of accounting for US federal income tax purposes, the US Dollar value of the interest is determined using the average exchange rate during the relevant accrual period (or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year) or, if elected, the spot rate (a) on the last day of the relevant accrual period (or, with respect to an accrual period that spans two taxable years, on the last day of the part of the period within the taxable year) or (b) on the payment date, if that date is within five business days of the last day of the accrual period or taxable year. Any spot rate election will apply to all debt instruments held by the US holder at the beginning of the first taxable year to which the election applies and afterwards acquired and will be irrevocable without the consent of the US Internal Revenue Service (“IRS”). Any differences in the exchange rate between the rate at which interest on a note is included in income and the spot rate on the payment (or disposition) date for interest will result in exchange gain or loss on the related amount of interest, and will generally be treated as US source ordinary income or loss for US federal income tax purposes. Foreign currency received as interest on the notes will have a tax basis equal to its US Dollar value determined by translating the foreign currency received at the spot rate in effect on the date the interest payment is received.

Additional Amounts and Other Additional Interest

We intend to treat the possibility that we will pay additional amounts (i.e., the amount provided for in the notes to prevent any net reduction on account of certain withholding taxes) or any other amounts in excess of stated principal and interest as a remote or incidental contingency, within the meaning of applicable US Treasury regulations. Accordingly, we believe the gross amount of any such amounts should be includible in gross income by a US holder as ordinary interest income at the time that amount is received or accrued in accordance with the US holder’s method of accounting for US federal income tax purposes in the same manner as discussed above under “—Stated Interest on Notes” and the possibility of the payment of such amounts should not cause the notes to be subject to the contingent payment debt instrument rules or OID rules. However, the IRS may not agree. US holders should consult their tax advisors regarding the potential application of the contingent payment debt instrument rules and the consequences thereof.

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

Withholding Taxes

Interest income on a note generally will constitute foreign source income and generally will be considered “passive category” income or, in the case of certain US holders, “general category” income, which are treated separately in computing the foreign tax credit allowable to US holders under US federal income tax laws.

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

A US holder’s adjusted tax basis in a note generally will equal the cost of the note (excluding the portion allocable to Pre-issue Interest, if any, increased by any accrued market discount and reduced by any amortized bond premium) to the US holder, which is the US Dollar value of the foreign currency purchase price of the note translated at the spot rate for the date of purchase or, in some cases, the settlement date. The conversion of US Dollars into foreign currency and the immediate use of that foreign currency to purchase a note generally will not result in a taxable gain or loss for a US holder. A US holder will have a tax basis in any foreign currency received on the sale, exchange, redemption or other taxable disposition of a note equal to the US Dollar value of that foreign currency on the date of receipt.

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

We are exposed to various market risks arising from adverse changes in market rates and prices, such as foreign currency rates and interest rates. Our treasury activities, including an assessment of our market risks, are controlled by our treasury function and are based on policies and procedures approved by our Board of Directors. We do not enter into derivatives or other financial instruments for trading or speculative purposes. In December 2004, we entered into a hedging arrangement in respect of the amount of the coupon payments of our US Dollar-denominated Notes in order to hedge the effect of dollar/sterling currency fluctuations with respect to the first five years’ interest payments due on those Notes. In May 2006 we designated a loan to an associate company in US Dollars, in order to create a partial economic hedge against principal repayment of the US Dollar-denominated Notes. In addition, we may enter into derivative financial instruments in future periods if we believe that it is an appropriate way to manage our market risks. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional disclosure related to market risks.

Foreign Exchange Risk

We operate primarily in the United Kingdom and more than 90% of our invoices are denominated in our functional currency. Approximately a third of our debt is denominated in US Dollars. Substantially all of our remaining assets and liabilities, excluding our obligations to other Group Companies and short-term financing, are denominated in our functional currency.

At December 31, 2008, we had £137.8 million ($198.9 million) of obligations outstanding under the US Dollar-denominated Notes, partially offset by a £34.9 million ($50.4 million) US Dollar loan receivable due from GCE (see Item 7.B. “Major Shareholders and Related Party Transactions—Intercompany loans”). A 10% weakening in sterling, from the balance sheet date, against the US Dollar would result in a foreign currency loss of £11.4 million. A 25% weakening in sterling, from the balance sheet date, against the US Dollar would result in a foreign currency loss of £34.3 million.

We entered into a five year cross-currency interest rate swap transaction with an affiliate of Goldman, Sachs & Co. to minimize exposure to any dollar/sterling currency fluctuations related to interest payments on the US Dollar-denominated Notes. The swap transaction converts the US Dollar currency rate on interest payments to a specified pound sterling amount.

As of December 31, 2007 and 2008, we had net payables, excluding indebtedness, of £11.8 million and £13.9 million, respectively, in currencies other than pounds sterling. A 10% weakening in the rate of pounds sterling, from the balance sheet date, against the US Dollar and other currencies would result in a foreign currency loss of £1.5 million. A 25% weakening in the rate of pounds sterling, from the balance sheet date, against the US Dollar and other currencies would result in a foreign currency loss of £4.6 million. In the years ended December 31, 2007 and 2008, we recognized a foreign currency gain of £1.4 million and a foreign currency loss of £30.7 million, respectively, on our non-functional currency net payables and loans.

Interest Rate Risk

Interest on the Notes is fixed and payable semi-annually. The US Dollar-denominated Notes bear interest at 10.75% and the sterling-denominated Notes bear interest at a rate of 11.75%. If market interest rates were to decrease substantially below the fixed rates, we would be incurring above-market interest expense.

As at December 31, 2008, a 1% movement in market interest rates would have an insignificant impact on the Company’s results.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company carried out a review, under the supervision and with the participation of the Company’s management, including the Managing Director (the principal executive officer) and the Chief Financial Officer (the principal financial officer), of the effectiveness of the design and operation of these disclosure controls and procedures at December 31, 2008.

As part of this review, we considered (i) the evaluation by our parent company of the disclosure controls and procedures of the GCL Group Companies, including ourselves, as discussed in GCL’s 2008 annual report filed on Form 10-K on March 4, 2009; and (ii) matters pertaining to our financial reporting on a standalone basis under IFRS, as a foreign private issuer for SEC reporting purposes.

Based upon this review, we have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2008.

Management’s Annual Report on Internal Control over Financial Reporting

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

Effective commencing with the year ended December 31, 2007, under Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”) and Item 308 of the SEC’s Regulation S-K, our management has been required to assess the effectiveness of the Company’s internal control over financial reporting. GCL, our parent company, has been required to adhere to the requirements of SOX 404 and Item 308 of Regulation S-K since 2004.

Accordingly, with the participation of our Managing Director and Chief Financial Officer, GCUK management conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Criteria”). We also participated in GCL’s evaluation, conducted on the same basis, insofar as such evaluation encompassed the operations of GCUK. Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

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

Changes in Internal Control over Financial Reporting

There were no material changes in our internal control over financial reporting during the year ended December 31, 2008.

ITEM 16.	[RESERVED]

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

On July 6, 2005, the Company established an audit committee. This committee currently comprises Richard Atkins (non-executive/independent), Ed McCormack (non-executive/independent) and John McShane. Richard Atkins has been designated as the audit committee financial expert. The responsibilities of the audit committee are to:

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

ITEM 16.C.	PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following fees were paid or are payable to the Company’s and the Issuer’s auditors for the years ended December 31, 2007 and 2008.

	2007	2008
	(£ thousands)
Audit Fees	£619	£647
All Other Fees(1)	—	50

Aggregate fees for professional services	£619	£697

(1)

There were no other fees paid or payable to the Company’s and Issuer’s auditors in the year ended December 31, 2007. The other fees paid or payable to the Company’s and Issuer’s auditors for the year ended December 31, 2008 were in respect of a feasibility study.

ITEM 16.D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.G	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18. “Financial Statements” in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements filed as part of this annual report on Form 20-F may be found beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Memorandum and Articles of Association of Global Crossing (UK) Finance Plc (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

1.2	Memorandum and Articles of Association of Global Crossing (UK) Telecommunications Limited (incorporated by reference to Exhibit 3.2 Registration Statement on Form F-4 filed on June 8, 2005).

2.1	Indenture, dated December 23, 2004, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, as Guarantor, the other Guarantors defined therein and the Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

2.2	Supplemental Indenture, dated December 28, 2006, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, as Guarantor, Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited, as Subsidiary Guarantors, and the Bank of New York, as Trustee. (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.1	Security Arrangement Agreement, dated December 23, 2004, among the Bank of New York as Trustee and Collateral Agent, Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, STT Communications Ltd, STT Crossing Ltd and STT Hungary Liquidity Management Limited Liability Company. (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 filed on June 8, 2005, lapsed on August 27, 2007).

4.2	Intercreditor and Collateral Agency Agreement, dated December 23, 2004, among the Interest Hedge Secured Parties defined therein and the Bank of New York as Collateral Agent (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.3	Debenture, dated December 23, 2004, among Global Crossing (UK) Telecommunications Limited, Global Crossing (UK) Finance Plc and the Bank of New York as Collateral Agent (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.4	Affiliate Subordination Agreement, dated December 23, 2004, among Global Crossing Limited, Global Crossing (UK) Telecommunications Limited, certain affiliates of Global Crossing Limited named therein and Wells Fargo Bank, National Association, as Trustee and Agent (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form F-4 filed on June 8, 2005, lapsed on August 27, 2007).

4.5	Finance Lease Agreement between Railtrack Plc and BR Telecommunications Limited, dated June 20, 2004 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.6	Capacity Purchase Agreement between Network Rail Infrastructure Limited and Global Crossing (UK) Telecommunications Limited, dated November 10, 2004 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.7	Deed of Grant from Railtrack Plc to BR Telecommunications Limited, dated March 31, 1995 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.8	Deed of Grant from British Railways Board to BR Telecommunications Limited, dated March 31, 1995 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.9	Agreement in respect of Telecommunications Apparatus between Railtrack Plc and BR Telecommunications Limited, dated April 21, 1995 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.10	Agreement in respect of Telecommunications Apparatus between British Railways Board and BR Telecommunications Limited, dated June 19, 1995 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.11	Debenture, dated December 28, 2006, among Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited, as Chargors, and the Bank of New York, as Collateral Agent. (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.12	Purchase Agreement, dated December 20, 2006, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.13	Share Purchase Agreement, dated December 28, 2006, among GC Acquisitions UK Limited, as Vendor, and Global Crossing (UK) Telecommunications Limited, as Purchaser. (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.14	Accession Deed to the Security Arrangement Agreement, dated December 28, 2006, among Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited. (incorporated by reference to Exhibit 4.14 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.15	Exchange and Registration Rights Agreement, dated December 28, 2006, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 4.15 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.16	Share Purchase Agreement, dated December 27, 2006, among Fibernet Group Limited, as Vendor, and Global Crossing International, Ltd, as Purchaser. (incorporated by reference to Exhibit 4.16 to the Registration Statement on Form 20-F filed on April 20, 2007).

12.1	Certification of Anthony Christie filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of George McDevitt filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Anthony Christie furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350.

13.2	Certification of George McDevitt furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350.

Global Crossing (UK) Telecommunications Limited

Consolidated Financial Statements for the year ended December 31, 2008

Global Crossing (UK) Telecommunications Limited

Global Crossing (UK) Telecommunications Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Crossing (UK) Telecommunications Limited

We have audited the accompanying consolidated balance sheets of Global Crossing (UK) Telecommunications Limited as of December 31, 2008 and 2007, and the related consolidated income statements, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Crossing (UK) Telecommunications Limited at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

As discussed in note 4 to the consolidated financial statements, after the finalization of the acquisition accounting for Fibernet during the year ended December 31, 2007, the consolidated financial statements for the year ended December 31, 2006 have been adjusted thereon in accordance with IFRS 3 Business Combinations.

Ernst & Young LLP

London, England

April 15, 2009

Global Crossing (UK) Telecommunications Limited

Consolidated Income Statements

(in thousands)

		Year ended December 31,
	Note	2006	2007	2008
Revenue	3	£240,612	£296,620	£322,832
Cost of sales		(147,481)	(177,665)	(200,487)

Gross profit		93,131	118,955	122,345

Distribution costs		(10,385)	(15,710)	(18,361)
Administrative expenses		(53,683)	(69,468)	(75,037)
Net gain arising from acquisition of Fibernet		7,755	—	—

Operating profit	5	36,818	33,777	28,947

Finance revenue	7	1,503	4,527	14,056
Finance charges	8	(16,191)	(33,548)	(72,416)

Profit/(loss) before tax		22,130	4,756	(29,413)

Tax charge	9	(9,377)	(6,297)	(432)

Profit/(loss) for the year		£12,753	£(1,541)	£(29,845)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Statement of Changes in Equity

(in thousands)

	Note	Share Capital	Capital Reserve	Hedging Reserve	Accumulated Deficit	Total

At January 1, 2006		£101	£25,151	£1,908	£(231,878)	£(204,718)
Loss on cash flow hedge taken to equity		—	—	(4,343)	—	(4,343)

Total income and expense recognized directly in equity		—	—	(4,343)	—	(4,343)
Transfers to consolidated income statement (finance costs) on cash flow hedge		—	—	(181)	—	(181)
Profit for the year		—	—	—	13,451	13,451

Total income and expense for the period		—	—	(4,524)	13,451	8,927
Share-based payment	23	—	217	—	—	217

At December 31, 2006 (as previously reported)		£101	£25,368	£(2,616)	£(218,427)	£(195,574)
Purchase accounting adjustment		—	—	—	(698)	(698)

At December 31, 2006 (as restated)		101	25,368	(2,616)	(219,125)	(196,272)
Gain on cash flow hedge taken to equity		—	—	587	—	587

Total income and expense recognized directly in equity		—	—	587	—	587
Transfers to consolidated income statement (finance costs) on cash flow hedge		—	—	(6)	—	(6)
Loss for the year		—	—	—	(1,541)	(1,541)

Total income and expense for the period		—	—	581	(1,541)	(960)
Share-based payment	23	—	2,280	—	—	2,280

At December 31, 2007		£101	£27,648	£(2,035)	£(220,666)	£(194,952)
Gain on cash flow hedge taken to equity		—	—	4,883	—	4,883

Total income and expense recognized directly in equity		—	—	4,883	—	4,883
Transfers to consolidated income statement (finance costs) on cash flow hedge		—	—	(154)	—	(154)
Loss for the year		—	—	—	(29,845)	(29,845)

Total income and expense for the period		—	—	4,729	(29,845)	(25,116)
Share-based payment	23	—	2,856	—	—	2,856

At December 31, 2008		£101	£30,504	£2,694	£(250,511)	£(217,212)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Balance Sheets

(in thousands)

	Note	December 31,
		2007	2008
Non current assets
Intangible assets, net	11	£13,351	£11,955
Property, plant and equipment, net	12	185,719	179,544
Investment in associate	13	200	178
Retirement benefit asset	24	961	1,020
Trade and other receivables (including amounts receivable from related parties of £25,277 and £34,897, respectively)	14	28,511	37,006

		228,742	229,703

Current assets
Trade and other receivables, net (including amounts receivable from related parties of £2,659 and £2,540, respectively)	14	66,237	56,276
Derivative financial instrument	18,19	—	2,787
Cash and cash equivalents	14	23,954	36,100

		90,191	95,163

Total assets		£318,933	£324,866

Current liabilities
Trade and other payables (including amounts payable to related parties of £7,832 and £10,588, respectively)	16	£(65,619)	£(81,909)
Senior secured notes	19	(1,158)	(7,382)
Deferred revenue		(47,126)	(38,751)
Provisions	17	(2,137)	(1,590)
Obligations under finance leases	15	(11,945)	(10,182)
Other debt obligations	19	(463)	(740)
Derivative financial instrument	18,19	(1,048)	—

		(129,496)	(140,554)

Non current liabilities
Trade and other payables	16	(650)	(335)
Senior secured notes	19	(247,788)	(279,546)
Deferred revenue		(106,961)	(100,694)
Retirement benefit obligation	24	(3,110)	(2,880)
Provisions	17	(4,160)	(3,786)
Obligations under finance leases	15	(20,242)	(14,043)
Other debt obligations	19	(430)	(240)
Derivative financial instrument	18,19	(1,048)	—

		(384,389)	(401,524)

Total liabilities		(513,885)	(542,078)

Net liabilities		£(194,952)	£(217,212)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	20	£101	£101
Capital reserve		27,648	30,504
Hedging reserve		(2,035)	2,694
Accumulated deficit		(220,666)	(250,511)

Total equity		£(194,952)	£(217,212)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Cash Flow Statements

(in thousands)

	Year ended December 31,
	2006	2007	2008
Operating activities:
Profit/(loss) for the year	£12,753	£(1,541)	£(29,845)
Adjustments for:
Finance costs, net	14,688	29,021	58,360
Income tax	9,377	6,297	432
Depreciation of property, plant and equipment	21,817	34,491	35,466
Amortization of intangible assets	1,120	2,883	2,201
Share based payment expense	217	2,280	2,856
Gain on settlement of contracts due to Fibernet acquisition	(8,411)	—	—
Gain on recognition of negative goodwill	(1,050)	—	—
Loss/(gain) on disposal of property, plant and equipment	168	306	(11)
Equity (income)/loss from associate	(159)	(37)	22
Change in provisions	(6,582)	(2,468)	(1,181)
Change in operating working capital	8,805	(21,302)	10,193
Change in other assets and liabilities	8,231	(1,934)	(4,562)

Cash generated from operations	60,974	47,996	73,931
Interest paid	(26,463)	(33,543)	(33,062)

Net cash provided by operating activities	£34,511	£14,453	£40,869

Investing activities:
Interest received	£3,740	£4,651	£4,438
Proceeds from disposal of property, plant and equipment	8	—	12
Purchase of property, plant and equipment and intangible assets	(20,435)	(32,531)	(21,860)
Acquisition of subsidiary, net of cash acquired	(45,013)	—	—

Net cash used in investing activities	£(61,700)	£(27,880)	£(17,410)

Financing activities:
Loans provided to group companies	£(43,835)	£(2,500)	£—
Loans repaid by group companies	16,114	6,100	—
Proceeds from issuance of Senior Secured notes	56,812	—	—
Repayment of Senior Secured notes	—	—	(1,158)
Payment of deferred financing fees	(1,418)	—	—
Proceeds from new finance leases	—	2,020	—
Repayment of capital elements under finance leases	(5,421)	(9,073)	(10,108)
Proceeds from debt obligations	514	774	474
Repayment of capital element of other debt obligations	(115)	(249)	(521)

Net cash provided by/(used in) financing activities	£22,651	£(2,928)	£(11,313)

Net (decrease)/increase in cash and cash equivalents	£(4,538)	£(16,355)	£12,146
Cash and cash equivalents at the beginning of year	44,847	40,309	23,954

Cash and cash equivalents at the end of year	£40,309	£23,954	£36,100

Non cash investing activities:
Finance lease and debt obligations incurred	£5,072	£10,994	£4,917

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

1.	Description of business

Global Crossing (UK) Telecommunications Limited (“GCUK”) is a company registered in England and Wales at 1 London Bridge, London, SE1 9BG. GCUK is one of the leading providers in the United Kingdom (“UK”) of managed network communications services offering a suite of Internet Protocol (“IP”) and legacy telecommunications services, to a range of government and public sector organizations, participants in the rail industry, major corporations and other communications companies, providing a full range of managed data and voice products and services that support a migration path to a fully converged IP environment. The Company markets these services through channels based on our target market and sales structure (i) enterprise; (ii) carrier data; and (iii) carrier voice. Enterprise services include the provision of voice, data, managed and collaboration services. GCUK’s carrier customers include leading communications service providers. GCUK also provides to their carrier customers indefeasible rights to use (“IRU”) dark fiber and empty ducts.

GCUK is an indirect, wholly owned subsidiary of, the principal UK business of, and part of a group of companies (the “Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company organized under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing (Bidco) Limited (“GC Bidco”), an indirect wholly owned subsidiary of GCL.

In 2004, Global Crossing (UK) Finance Plc (“GC Finance” or the “Issuer”) was created as a wholly owned special purpose financing subsidiary of GCUK. This entity was formed for the sole purpose of acting as a financing company for the issuance of debt securities and other financing arrangements and has no separate operations.

On December 28, 2006, GCUK acquired the UK operations (“Fibernet”) of Fibernet Group Limited (previously Fibernet Group plc) and its subsidiaries (“Fibernet Group”) from GC Acquisitions UK Limited (“GC Acquisitions”), an affiliated acquisition vehicle that acquired Fibernet pursuant to an offer that was declared wholly unconditional on October 11, 2006.

GCUK, together with its subsidiaries are collectively referred to as the “Company”.

2.	Accounting policies

Basis of preparation

The consolidated financial statements of Global Crossing (UK) Telecommunications Limited for the year ended December 31, 2008, were authorized for issue by its Board of Directors on April 7, 2009.

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

These consolidated financial statements have been prepared on the historical cost basis, except for (i) certain financial instruments which are recorded at fair value; and (ii) property, plant and equipment and intangible assets which have been adjusted to fair value at the date of transition from UK Generally Accepted Accounting Principles to IFRS on January 1, 2004 (the “transition date”), and thereafter at cost.

Going concern

Based on our current level of operations and anticipated cost management and operating improvements, we believe our expected cash flow from operations, available cash and other sources of available financing including intercompany loans, will be adequate to meet our future liquidity needs for at least the next twelve months.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

In the short and medium term, we expect cash provided by operating activities to exceed purchases of property and equipment. This expectation is based in part on raising financing for such property and equipment from vendors and others comparable to those arranged in 2008. Our ability to arrange such financings is subject to negotiating acceptable terms from equipment vendors and financing parties. This could prove more difficult given current adverse conditions in the credit markets. Our short-term liquidity expectations are subject to considerable variability due to the factors noted below:

•

The continuing adverse conditions in global credit markets and general economic conditions could cause customer buying patterns with us to change as a result of their cash conservation efforts, which could have an adverse impact on our cash flows. These adverse conditions could also adversely impact our working capital to the extent suppliers seek more timely payment from us or customers pay us on a less timely basis have an adverse impact on our cash flows. These adverse conditions could also adversely impact our working capital to the extent suppliers seek more timely payment from us or customers pay us on a less timely basis;

•

Our liquidity may also be adversely affected if we are found liable in respect of contingent legal, tax and other liabilities, and the amount and timing of the resolution of these contingencies remain uncertain;

•

Within 120 days after each calendar year, we must offer to purchase a portion of the Senior Secured Notes at 100% of their principal amount with 50% of the Operating Cash Flow (as defined in the Indenture governing the Notes) for that year. In respect of 2008, we anticipate offering to purchase £7.4 million of the Notes, excluding accrued interest; and

•

On April 8, 2009, the Board of Directors of the Company agreed the terms of a loan of up to $15.0 million from GC Impsat Holdings I Plc, a member of the GC Group. We expect to draw down on this loan during the second quarter of 2009.

After making enquiries, the directors have formed a judgment that there is a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt going concern basis in preparing these financial statements.

A summary of the principal accounting policies is set out below, all of which have been applied consistently throughout all years presented.

Reclassifications and adjustments

Certain amounts in the prior year consolidated financial statements and accompanying notes have been reclassified to conform to current year presentation.

Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported revenue and expenses during the year. Such estimates include the valuation of accounts receivable, intangible assets and property, plant and equipment, cost of access accruals, the restructuring provision, legal contingencies, guarantee obligations and retirement benefit schemes. The estimates are based on historical factors, current circumstances and experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation. As future events and their effects cannot be determined with precision, actual results could differ from those estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in respect of network and other services, long term IRU agreements and installation services, net of discounts, VAT and other sales-related taxes.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Network and other services

Network service revenues are generated from the sale of transmission of voice and data traffic and short term network capacity and are recognized in the period the services are utilized by the customer. Other service revenues are generated from design and deployment of Customer Premise Equipment, maintenance and network management for enterprise customers. Revenue from the provision of other services which are contracted to be performed continuously over the contract term is recognized evenly over the period of each contract. For services invoiced in advance, amounts are deferred until the provision of the service.

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

Installation services

The Company amortizes revenue related to installation services on a straight line basis over the life of the contracted customer relationship. In situations where the contracted period is significantly longer than the average, the actual contract term is used.

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

Arrangements with multiple elements

Under IFRS, in the absence of a standard or interpretation that specifically applies to a transaction, guidance issued by other standard setting bodies or an IFRS standard or interpretation that relates to a similar issue may be referred to. Therefore, in the absence of specific IFRS guidance with respect to arrangements with multiple elements, the Company follows the guidance of EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables”, issued by the Financial Accounting Standards Board in the United States of America, in its presentation of revenue and costs of revenue. Pursuant to this guidance, revenues from contracts with multiple-element arrangements are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market based prices. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered elements in the arrangement, and delivery or performance of undelivered elements is considered probable and substantially under our control. Revenue is generally recognized when services are performed provided that all other revenue recognition criteria are met.

Cost of access

Cost of access primarily comprises usage-based voice charges paid to other carriers to originate and/or terminate switched voice traffic charges and for leased lines for dedicated facilities. Access costs are expensed as the services are received from the Company’s access providers and are determined based on volume of access received as measured by the Company’s network, and the access rates determined by the applicable contract or regulatory authority. At the close of each reporting period, the Company records a provision for its best estimate of access costs.

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

Transactions in currencies other than the functional currency (foreign currencies) are recorded at rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are translated at the rates prevailing at the balance sheet date.

Goodwill and business combinations

In accordance with the provisions of IFRS 3 “Business Combinations” (“IFRS 3”), business combinations are recorded using the purchase method. Under this method, upon initial consolidation of an entity over which the Company has acquired exclusive control, the assets acquired and the liabilities and contingent liabilities assumed are recognized at their fair value at acquisition date. At this date, goodwill is initially measured at the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Excess of the fair value of identifiable net assets acquired over total consideration (“negative goodwill”) is recognized directly in the consolidated income statement within administrative expenses.

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

Property, plant and equipment

Property, plant and equipment, which include assets held under finance lease, are stated at deemed cost, at the date of transition, net of depreciation and any provision for impairment. Assets acquired subsequent to the transition date are recorded at historical cost, net of depreciation and provision for impairment. Expenditure on enhancements is capitalized whilst expenditure for repairs and maintenance is expensed as incurred.

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

Depreciation is provided on all plant, property and equipment except construction in progress, so as to write off the cost less estimated residual value of each asset, over their estimated useful lives, using the straight-line method, on the following basis:

Buildings	10 to 40 years
Leasehold improvements	Lesser of the lease term or 20 years
Fixtures, fittings, tools and equipment	3 to 7 years
Network assets	3 to 25 years

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

Based on our assessment of recoverability, we have no such impairments during the years under review.

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

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

Derivative financial instruments and hedge accounting

Derivative financial instruments are recorded at fair value as either assets or liabilities contained within the consolidated balance sheets. For the purposes of hedge accounting, hedges are classified as:

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Costs associated with the defined benefit element of the Company’s retirement benefit schemes, which are periodically calculated by professionally qualified actuaries, are calculated using the Projected Unit Credit Method, with actuarial valuations (either interim or full) being carried out at each balance sheet date. Actuarial gains and losses that exceed 10% of the greater of the present value of the Company’s defined benefit obligation and the fair value of the plan assets are amortized over the expected average remaining working lives of the participating employees. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognized in the consolidated balance sheet represents the present value of the defined benefit obligation as adjusted for actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of the plan assets out of which obligations are to be settled directly. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

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

Deferred tax is the tax expected to be paid or recovered on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is more likely than not that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax is measured at the rates that are expected to apply in the periods in which timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer more likely than not that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

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

Share-based payments

The Company follows IFRS 2 “Share-based Payment” to account for share based payments. The Company issues equity-settled share-based payments in GCL stock to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on an accelerated basis over the vesting period, based on the group’s estimate of shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

The fair value of awards are measured by use of the Black-Scholes option pricing model for stock option awards and the current market price for restricted stock unit and performance based awards. There were no stock options granted in 2007 and 2008.

The movement in cumulative expense since the previous balance sheet date is recognized in administrative expenses within the consolidated income statement, with a corresponding entry in equity.

Recently issued accounting pronouncements and interpretations not applied

During the year and subsequent to the year end, the IASB and International Financial Reporting Interpretations Committee (“IFRIC”) have issued the following standards and interpretations with an effective date after the date of these financial statements:

IAS/IFRIC interpretations		Effective date

IFRS 3 (Revised)	Business Combinations	July 1, 2009
IAS 27 (Amendment)	Consolidated and Separate Financial Statements	July 1, 2009

Issued on January 10, 2008, the revised and amended standards (both IFRS 3 and IAS 27) apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual financial reporting period beginning on or after July 1, 2009. Adoption of these standards is not expected to materially affect the results of the Company or its operations.

IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement	July 1, 2009

Issued on July 31, 2008, this amendment to IAS 39 clarifies how the existing principles underlying hedge accounting should be applied in certain situations. Adoption of this amendment is not expected to materially affect the results of the Company or its operations.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

IFRIC 17	Distributions of Non-cash Assets to Owners	July 1, 2009

Issued on November 27, 2008, this interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to shareholders. Adoption of this interpretation is not expected to affect the results of the Company or its operations.

IFRIC 18	Transfers of Assets from Customers	July 1, 2009

Issued on January 29, 2009, this interpretation clarifies the treatment of IFRS, particularly IAS 18 “Revenue” for agreements in which an entity receives an item of property, plant and equipment from a customer to connect to an ongoing supply of goods and services. Adoption of this standard is not expected to materially affect the results of the Company or its operations.

IAS 7 (Amendment)	Improving Disclosures about Financial Instruments (Amendments to IFRS 7)	July 1, 2009

Issued on March 5, 2009, this amendment to IFRS 7 require enhanced disclosures about fair value measurements and liquidity risk. Adoption of this standard is not expected to materially affect the results of the Company or its operations although it may result in additional disclosure.

3.	Revenue

Substantially all revenue arises from sales to customers in the UK.

An analysis by type of the Company’s revenue is as follows:

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Provision of telecommunication services	£235,112	£291,100	£316,682
Long term IRU agreements	5,500	5,520	6,150

Revenue from customers	240,612	296,620	322,832
Finance revenue (see note 7)	1,503	4,527	14,056

Total revenue	£242,115	£301,147	£336,888

The Company operates as one reportable business segment with revenue derived from two types of third party customers, enterprise and carrier customers primarily located in the UK, and from Group Companies. Enterprise customers include public sector clients, participants in the rail industry and other commercial organizations. Carrier customers are mobile and fixed line operators with capacity requirements in the UK. The Company services these customers with assets and personnel located predominantly in the UK.

The following represents a summary of revenue by type of customer:

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Enterprise	£219,658	£247,324	£257,596
Carrier data	16,035	43,748	58,626

	235,693	291,072	316,222
Carrier voice	4,394	5,048	6,110

Revenue from third party customers	240,087	296,120	322,332
Revenue from group companies	525	500	500

Revenue from customers	£240,612	£296,620	£322,832

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

4.	Business combinations

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

At that time, proceeds from the offering were used to acquire Fibernet from GC Acquisitions. Upon completion of the acquisition by GCUK, Fibernet guaranteed the Additional Notes and all other obligations under the Indenture. Prior to the acquisition by GCUK, Fibernet Group Limited transferred its German business operations to Global Crossing International Ltd (“GCI”) by way of a transfer of Fibernet Holdings Limited, and its wholly owned subsidiary Fibernet GmbH, for consideration of £1 and the assumption, by GCI, of £3.6 million of debt outstanding to Fibernet (see note 26).

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

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires adjustment of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at acquisition date. This adjustment has been reflected in the consolidated income statement for the year ended December 31, 2006 and resulted in an increase to deferred revenue of £0.7 million, with a corresponding reduction to the gain on recognition of negative goodwill recognized in the consolidated income statement.

The following unaudited pro forma combined revenue and profit for the year ended December 31, 2006 has been prepared as if the acquisition of Fibernet had occurred at January 1, 2006.

Year ended December 31, 2006
(in thousands)
Revenue	£281,098
Profit for the year	5,924

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

5.	Operating profit

Operating profit has been arrived at after charging/(crediting):

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Depreciation and amortization
—Depreciation of property, plant and equipment (owned)	£18,461	£30,085	£31,951
—Income from lease of property, plant and equipment (owned) to related parties (see note 26)	(2,776)	(2,761)	(2,556)
—Depreciation of property, plant and equipment (leased)	3,356	4,406	3,515
—Amortization of intangible assets (owned)	576	2,613	2,201
—Amortization of intangible assets (leased)	544	270	—
— Amortization of connection costs	4,390	7,548	9,588

	£24,551	£42,161	£44,699

Net gain arising from acquisition of Fibernet
Gain on settlement of contracts due to Fibernet acquisition (see note 4)	£(8,411)	£—	£—
Gain on recognition of negative goodwill—as restated (see note 4)	(1,050)	—	—
Restructuring charges (see note 17)	1,706	—	—

	£(7,755)	£—	£—

Payments under operating lease
—Hire of plant and machinery	£16,764	£22,827	£27,879
—Other operating leases	8,728	10,370	11,482
Receipts under operating lease sublets	(3,504)	(4,175)	(4,303)

Loss/(gain) on disposal of property, plant and equipment	168	306	(11)
Exceptional cost—redundancy costs	—	1,453	—
Exceptional gain—rates rebate arising from reduction in agreed rateable value	—	(1,270)	—
Share of results in associated undertaking accounted for using the equity method	(159)	(37)	22
Auditors remuneration for audit services (see below)	709	619	647
(Gain)/loss on foreign exchange	(564)	(156)	2,365

Amounts payable to Ernst & Young LLP by the Company and its subsidiary undertakings in respect of non-audit services were £50,000 (2007: £nil, 2006: £nil).

In addition to the amounts shown above, Deloitte & Touche LLP received fees of £28,000 (2007: £21,000, 2006: £26,000) for the audit of the group pension scheme.

6.	Employee costs and remuneration of key management

Employee costs

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Wages and salaries	£27,004	£40,249	£40,849
Social security costs	3,050	4,457	4,427
Other pension costs	2,186	2,568	2,613

	£32,240	£47,274	£47,889

Included in wages and salaries is a total expense of share-based payments of £2.8 million (2007: £2.3 million, 2006: £0.2 million), all of which arises from transactions accounted for as equity-settled share-based payment transactions.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Remuneration of key management

The remuneration of key management and personnel (including directors) of the Company is set out below:

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Fees and other emoluments	£396	£867	£884
Termination costs	120	—	—
Share based payments	47	43	135
Company contributions to money purchase pension schemes	10	41	54

	£573	£951	£1,073

In addition, 3 directors (2007: 5, 2006: 4) received total remuneration in respect of services to Group Companies of £1.2 million (2007: £2.9 million, 2006: £2.1 million) but it is not practicable to allocate this between Group Companies.

7.	Finance revenue

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Interest on bank deposits(1)	£1,069	£1,189	£816
Interest receivable from other Group Companies(1)	2,420	3,632	3,620
Foreign exchange (loss)/gain on loans to other Group Companies	(2,049)	(394)	9,620
Other interest receivable	63	100	—

Total finance revenue	£1,503	£4,527	£14,056

(1)	Calculated using effective interest rate method

8.	Finance charges

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Interest payable on Senior Secured Notes(1)	£24,182	£29,964	£30,380
Amortization of deferred finance charges(1)	1,028	1,476	1,524
Interest on obligations under finance lease	2,432	2,802	2,612
Interest payable to other Group Companies(1)	1,039	—	—
Other interest payable	894	913	26

Total borrowing costs	29,575	35,155	34,542
Unwind of discount on provisions and other long term liabilities	419	256	178
Foreign exchange (gain)/loss on Senior Secured Notes	(14,101)	(1,566)	37,994
Unwind of premium on Senior Secured Notes(1)	(7)	(615)	(604)
Unwind of discount on Senior Secured Notes(1)	305	318	306

Total finance charges	£16,191	£33,548	£72,416

(1)	Calculated using effective interest rate method

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

9.	Taxation

The major components of income tax expense for the years ended December 31, 2006, 2007 and 2008 are:

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Current income tax:
Current income tax charge	£(801)	£(1,035)	£(432)
Deferred income tax:
Relating to origination and reversal of temporary differences	(8,576)	(4,912)	—
Effect of decreased tax rate	—	(350)	—

Income tax charge reported in the consolidated income statement	£(9,377)	£(6,297)	£(432)

No deferred tax movements have been recognized in equity in the current or prior years.

A reconciliation between the tax expense and accounting profit multiplied by the applicable tax rate for the years ended December 31, 2006, 2007 and 2008 is as follows:

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Accounting profit/(loss) before tax	£22,130	£4,756	£(29,413)

Tax at the UK corporation tax rate of 28.5% (2007: 30%, 2006: 30%)	£6,639	£1,427	£(8,383)
Factors affecting the tax charge for the year:
—Expenses/(income) not deductible for tax purposes	200	230	(130)
—Unrecognized movements in accelerated capital allowances and other temporary differences	—	—	8,945
—Derecognition of tax losses and other temporary differences available in the foreseeable future	2,538	4,640	—

Income tax charge reported in the consolidated income statement	£9,377	£6,297	£432

The current tax charge of £0.4 million (2007: £1.0 million, 2006: £0.8 million) represents an amount payable to other Group Companies for the surrender of tax relief to offset against the Company’s taxable income in the period. During 2008, no deferred tax asset or liability has been recognized (2007: a reduction to the deferred tax asset of £5.3 million, 2006: a reduction to the deferred tax asset of £8.6 million) as the Company considers that it is not more likely than not that sufficient profits will be available against which to offset a deferred tax asset in the foreseeable future.

The following is the analysis of the deferred tax asset for financial reporting purposes:

	Year ended December 31,
	2007	2008
	(in thousands)
Accelerated capital allowances	£13,687	£43,288
Other temporary differences	(3,890)	(5,264)
Tax losses available	80,549	59,056

Total deferred tax asset	90,346	97,080
Less: deferred tax asset not recognized	(90,346)	(97,080)

Net deferred tax asset	£—	£—

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

At the balance sheet date, the Company has unused gross tax losses of £211 million (2007: £288 million) available for offset against future taxable profits. For both 2007 and 2008, no deferred tax asset has been recognized in respect of tax losses and other temporary differences due to the Company considering it is not more likely than not that sufficient profits will be available in the foreseeable future against which to offset the deferred tax asset. The Company may carry forward its tax losses indefinitely.

On July 19, 2007, the UK Government fully enacted a reduction in the UK corporation tax rate from 30% to 28% with effect from April 1, 2008. The effect of the reduction to the tax rate was to decrease the future value of the Company’s unrecognized deferred tax assets by £6.0 million during 2007.

10.	Dividends

The Directors do not recommend the payment of a dividend in 2008 (2007: £nil, 2006: £nil).

11.	Intangible Assets

	Computer software	Customer contracts	Customer relationships	Total
	(in thousands)
Cost
At January 1, 2007	£4,620	£901	£11,055	£16,576
Reclassifications	112	—	—	112
Additions	1,882	—	—	1,882
Disposals	(1)	—	—	(1)

At December 31, 2007	6,613	901	11,055	18,569
Additions	805	—	—	805

At December 31, 2008	£7,418	£901	£11,055	£19,374

Accumulated amortization
At January 1, 2007	£(2,325)	£(2)	£(8)	£(2,335)
Charge for year	(1,430)	(246)	(1,207)	(2,883)

At December 31, 2007	(3,755)	(248)	(1,215)	(5,218)
Charge for year	(836)	(238)	(1,127)	(2,201)

At December 31, 2008	£(4,591)	£(486)	£(2,342)	£(7,419)

Carrying amount
At December 31, 2007	£2,858	£653	£9,840	£13,351

At December 31, 2008	£2,827	£415	£8,713	£11,955

Included within intangible assets are assets under development in progress. The cost and net book value of software in the course of development (which is not amortized) at December 31, 2007 and 2008 was £0.7 million and £1.2 million respectively.

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

The estimated amortization expense relating to acquired intangible assets for the years ending December 31, 2009, 2010, 2011 2012 and 2013 is £1.4 million, £1.3 million, £1.1million, £1.1 million and £1.1 million, respectively.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

12.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Fixtures, fittings, tools and equipment	Network assets	Total
	(in thousands)
Cost
At January 1, 2007	£496	£5,664	£5,543	£227,968	£239,671
Reclassifications	(130)	—	(7)	25	(112)
Additions	—	83	1,818	36,308	38,209
Disposals	—	(144)	(66)	(422)	(632)

At December 31, 2007	366	5,603	7,288	263,879	277,136
Additions	75	130	1,210	28,019	29,434
Change in dilapidations provision (see note 17)	—	—	—	(142)	(142)
Disposals	—	—	—	(8)	(8)

At December 31, 2008	£441	£5,733	£8,498	£291,748	£306,420

Accumulated depreciation
At January 1, 2007	£—	£(678)	£(1,974)	£(54,463)	£(57,115)
Charge for year	(8)	(1,212)	(2,675)	(30,596)	(34,491)
Eliminated on disposal	—	—	—	189	189

At December 31, 2007	(8)	(1,890)	(4,649)	(84,870)	(91,417)
Charge for year	(3)	(1,265)	(962)	(33,236)	(35,466)
Eliminated on disposal	—	—	—	7	7

At December 31, 2008	£(11)	£(3,155)	£(5,611)	£(118,099)	£(126,876)

Carrying amount
At December 31, 2007	£358	£3,713	£2,639	£179,009	£185,719

At December 31, 2008	£430	£2,578	£2,887	£173,649	£179,544

Included within network assets are assets under finance lease, and construction in progress. As at December 31, 2007 and 2008, the carrying amount of assets held under finance lease were £18.8 million and £16.8 million respectively. The cost of assets held to lease out under operating leases at December 31, 2007 and 2008 were £23.3 million and £24.0 million, respectively. The net book values of these assets were £15.3 million and £13.8 million respectively. The cost and net book value of construction in progress (which is not depreciated) at December 31, 2007 and 2008 was £7.1 million and £13.8 million respectively.

13.	Investment in associate

Associates
(in thousands)
Cost
At January 1, 2007	£163
Share of retained results	37

At December 31, 2007	200
Share of retained results	(22)

At December 31, 2008	£178

Details of significant investments (holdings greater than 20%), including the name, country of incorporation, proportion of ownership interest is given below:

Name of company	Country of incorporation	Proportion of voting rights and share held	Nature of business
Associated undertaking

Dublin London Network Limited	Republic of Ireland	45%, ordinary shares	Telecommunications services

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

14.	Financial and other assets

Trade and other receivables

Trade and other receivables consist of:

	December 31,
	2007	2008
	(in thousands)
Amounts due within one year
Trade receivables	£35,730	£28,243
Less: provision for doubtful debts	(31)	(331)

Trade receivables, net	35,699	27,912
Amounts owed by Group Companies	2,659	2,540
Other receivables	2,074	529
Prepayments	17,213	14,743
Accrued income	8,592	10,552

Trade and other receivables due within one year	£66,237	£56,276

Amounts due after more than one year
Amounts owed by Group Companies	£25,277	£34,897
Prepayments	3,234	2,109

Trade and other receivables due after more than one year	£28,511	£37,006

Total amounts due	£94,748	£93,282

No interest is charged on trade receivables.

Included within trade receivables are debtors with a carrying amount of £10.6 million (2007: £7.2 million) which are overdue as at the reporting date, and for which no provision has been made due to there being no indication that the amounts are not recoverable.

The ageing of the amounts past due, against which there is no provision, is:

	Year ended December 31,
	2007	2008
	(in thousands)
31 - 60 days	£4,298	£3,208
61 - 90 days	1,570	3,035
over 90 days	1,321	4,426

	£7,189	£10,669

There were the following changes to the provision for doubtful debts:

	Year ended December 31,
	2007	2008
	(in thousands)
Balance at start of year	£100	£31
Provided in year	51	368
Utilized in year	(120)	(68)

Balance at end of year	£31	£331

Prepayments

Included within prepayments is £6.1 million (2007: £6.3 million) of prepaid connection costs.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Cash and cash equivalents

Cash and cash equivalents comprises cash held by the Company. The carrying amount of these assets approximates their fair value.

15.	Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments
	December 31,		December 31,
	2007	2008	2007	2008
	(in thousands)
Amounts payable under finance leases:
Within one year	£14,616	£12,111	£11,945	£10,182
In the second to fifth year inclusive	18,633	13,119	15,138	10,399
After five years	6,198	4,306	5,104	3,644

	39,447	29,536	32,187	24,225

Less: future finance charges	(7,260)	(5,311)	n/a	n/a

Present value of minimum lease payments	£32,187	£24,225	£32,187	£24,225

Less: Amount due for settlement within 12 months
(shown within current liabilities)			(11,945)	(10,182)

Amount due for settlement after 12 months			£20,242	£14,043

Obligations under finance leases and hire purchase contracts are secured by lessors’ charges over the leased assets and bear finance charges at rates ranging from 5.5% to 12.7% per annum. Interest rates are fixed at inception of the lease. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

All lease obligations are denominated in pounds sterling.

The fair value of the Company’s lease obligations approximates their carrying amount.

16.	Financial and other liabilities

Trade and other payables

	Year ended December 31,
	2007	2008
	(in thousands)
Amounts due within one year
Trade payables	£32,948	£38,151
Amounts owed to Group Companies	7,832	10,588
Other creditors	3,041	3,146
Other taxes and social security	3,141	3,638
Accruals	18,657	26,386

Trade and other payables due within one year	£65,619	£81,909

Amounts due in more than one year
Other creditors	£650	£335

Total amounts due	£66,269	£82,244

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The amounts owed to Group Companies are non interest bearing.

17.	Provisions

	Dilapidations	Restructuring	Total
	(in thousands)
At January 1, 2007	£803	£7,706	£8,509
Arising during in the period	66	2,708	2,774
Reversal of unused amounts	—	(868)	(868)
Adjustment from unwinding of discount	36	220	256
Utilized in year	—	(4,374)	(4,374)

At December 31, 2007	905	5,392	6,297
Arising during in the period	—	1,668	1,668
Reversal of unused amounts	—	(255)	(255)
Adjustment from unwinding of discount	30	172	202
Change in estimated liability (see note 12)	(142)	—	(142)
Unwind of discount due to change in estimated liability	(24)	—	(24)
Utilized in year	—	(2,370)	(2,370)

At December 31, 2008	£769	£4,607	£5,376

Due in less than one year	£—	£1,590	£1,590
Due in more than one year	769	3,017	3,786

	£769	£4,607	£5,376

Dilapidations

The dilapidations provision is the estimated costs required to return leased properties to their original state in accordance with the respective third party lease agreements based on the estimated present value of the obligation utilizing an appropriate discount rate. The Company has entered into various property leases that primarily expire between 1 and 110 years from the balance sheet date.

Restructuring

The restructuring provision comprises the following:

	Employee redundancies	Facility closings	Total restructuring
	(in thousands)
At January 1, 2007	£396	£7,310	£7,706
Arising during in the period	1,453	1,255	2,708
Reversal of unused amounts	(157)	(711)	(868)
Adjustment from unwinding of discount	—	220	220
Utilized in year	(1,692)	(2,682)	(4,374)

At December 31, 2007	—	5,392	5,392
Arising during in the period	—	1,668	1,668
Reversal of unused amounts	—	(255)	(255)
Adjustment from unwinding of discount	—	172	172
Utilized in year	—	(2,370)	(2,370)

At December 31, 2008	£—	£4,607	£4,607

Restructuring charges are included within administrative expenses in the consolidated income statement.

The discounted facilities closures provision is composed of continuing building lease obligations and broker commissions for the restructured sites (an aggregate of £31.0 million as of December 31, 2008), offset by the discounted anticipated receipts from existing and future third-party subleases. As of December 31, 2008,

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

anticipated third-party sublease receipts were £26.4 million, representing £20.6 million from subleases already entered into and £5.8 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

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

2006 Restructuring Plan

In 2006, the Company adopted a restructuring plan following the Fibernet acquisition. This plan provides for the termination of a number of redundant employee positions and the termination or restructuring of certain Fibernet facility lease agreements. As at December 31, 2008, all payments pursuant to the 2006 Restructuring Plan have been made.

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

18. Financial instruments

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily from trade receivables and amounts owed by Group Companies) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Credit risks related to receivables

Customer credit risk is managed by way of the company’s credit and risk management policies. These activities include, but are not confined to, setting credit limits on all customer accounts and regularly reviewing the customers’ payment performance as well as their financial standing on an ongoing basis.

A significant portion of the Company’s revenue comes from a limited number of customers. For the years ended December 31, 2006, 2007 and 2008, 64.9% , 52.9% and 52.9%, respectively, of revenue was derived from the top ten customers. These customers include public and rail sector clients and commercial organizations. These represented £29.1 million (81.4%) and £9.9 million (35.5%) of trade receivables at December 31, 2007 and 2008 respectively.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

During the year ended December 31, 2008, one customer was responsible for revenue that exceeded 10% of total revenue, accounting for £32.8 million or 10.2%. The trade receivables balances for this customer comprised £1.3 million, or 4.7% of the consolidated trade receivables balance at December 31, 2008. During the year ended December 31, 2007, two customers were each responsible for revenue that exceeded 10% of total revenue, accounting for £35.4 million or 11.9% and £32.5 million or 11.0%. The trade receivables balances for these two customers comprised £9.6 million, or 26.9 % of the consolidated trade receivables balance at December 31, 2007.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets.

Credit risk related to financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is conducted primarily by GCL on behalf of Group Companies. The Company’s maximum exposure to credit risk for the components of the balance sheet at December 31, 2007 and 2008 is the carrying amounts of such balances as illustrated below.

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

Interest rate management

The Company has financial exposures to interest rates, arising primarily from finance leases and the Senior Secured Notes. These exposures are primarily managed by borrowing at fixed rates of interest. At December 31, 2007 and 2008, substantially all the Company’s borrowings, excluding finance leases, are at fixed rates of interest. During the year ended December 31, 2004, the Company entered into a cross currency interest rate swap (described below) which has swapped the 10.75% US Dollar interest rate to a 11.65% pound sterling rate at an exchange rate of £1 to $1.945 for interest payments due between June 2005 and December 2009 on the US Dollar Senior Secured Notes. The majority of the swap was set to generally match the period up to the point in time that the company can redeem the Notes (see note 19).

The Company’s finance leases incur interest based on the rates inherent in the finance lease agreement.

The following table’s show the Company’s contractually agreed (undiscounted) payments in respect of its financial liabilities:

	December 31, 2007
	< 1 year	1-3 years	3-5 years	> 5 years	Total
	(in thousands)
10.75% US Dollar-denominated senior secured notes(1)	£11,745	£21,740	£21,479	£121,384	£176,348
11.75% pounds sterling-denominated senior secured notes(1)	18,837	36,729	36,729	193,023	285,318
Other debt obligations	530	380	81	—	991
Finance lease and hire purchase obligations	14,616	14,303	4,330	6,198	39,447
Interest rate swap	926	925	—	—	1,851
Trade and other payables	32,948	—	—	—	32,948

	£79,602	£74,077	£62,619	£320,605	£536,903

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	December 31, 2008
	< 1 year	1-3 years	3-5 years	> 5 years	Total
	(in thousands)
10.75% US Dollar-denominated senior secured notes(1)	£13,938	£28,971	£28,971	£149,232	£221,112
11.75% pounds sterling-denominated senior secured notes(1)	22,427	35,738	35,738	169,946	263,849
Other debt obligations	803	247	—	—	1,050
Finance lease and hire purchase obligations	12,111	9,175	3,944	4,306	29,536
Interest rate swap	920	—	—	—	920
Trade and other payables	38,151	—	—	—	38,151

	£88,350	£74,131	£68,653	£323,484	£554,618

(1)

The amounts presented include both principal and interest. As Operating Cash Flow will vary from period to period we have not, with the exception of the Annual Repurchase Offer (see note 19) in respect of the year ended December 31, 2008, predicted early purchase of the Notes.

Interest on the Notes is fixed and payable semi-annually. The US Dollar-denominated Notes bear interest at 10.75% and the pound sterling-denominated Notes bear interest at a rate of 11.75%.

All other derivative and non derivative instruments are set at fixed rates of interest. Therefore the exposure to interest rate risk is minimal.

Foreign exchange management

The Company operates primarily in the UK, with more than 95% of its revenue and 90% of its operating costs denominated in pounds sterling. In addition, substantially all of the Company’s assets and liabilities, excluding obligations to other Group Companies and third party financing, are denominated in pounds sterling. At December 31, 2007 and 2008, the split of aggregate borrowings, including finance leases, into their core currencies was US Dollar 34% and 43%, respectively, and pounds sterling 66% and 57%, respectively.

The Company assesses its currency exchange exposure and enters into financial instruments, as it believes necessary, to manage risk. At December 31, 2008, the Company had US Dollar-denominated debt of $199 million (December 31, 2007: $200 million), equivalent to £137.8 million as at December 31, 2008 and £100.4 million as at December 31, 2007, on which it must pay interest on a semi annual basis. In 2004, the Company entered a five year cross currency interest rate swap to minimize exposure of any US Dollars to pounds sterling currency conversion for the interest payments due on the US Dollar-denominated Senior Secured Notes. This cross currency interest rate swap converts the US Dollars to pounds sterling at a rate of £1 to $1.945 and swaps the interest rate on the associated payments from 10.75% to 11.65%.

On April 12, 2006, the Company entered into an intercompany credit agreement (the “credit agreement”). As at December 31, 2007 and 2008, there were loans of US$50.4 million (equivalent to £25.3 million as at December 31, 2007 and £34.9 million as at December 31, 2008) due from Group Companies (see notes 14 and 26).

The Company has not entered into any currency swap agreements for the balance of the principal amount of the US Dollar-denominated debt. In the year ended December 31, 2008, a foreign exchange loss of £38.0 million (2007: a gain of £1.6 million) was recognized in respect of the principal amount of the US-dollar denominated Notes. In the year ended December 31 2008, a foreign exchange gain of £9.6 million (2007: a loss of £0.4 million) was recognized in respect the US-dollar denominated intercompany loan receivable.

In 2007, the Company entered into a US$5.0 million loan agreement to provide a loan facility for partial financing of certain purchases of equipment. At December 31, 2008, the Company had $0.7 million (2007: $1.3 million) (equivalent to £0.5 million (2007: £0.6 million) as at December 31, 2008) outstanding relating to this agreement, which is included within other debt obligations.

In the years ended December 31, 2007 and 2008, the Company recognized a foreign currency gain of £1.0 million and a foreign currency loss of £30.7 million, respectively, on liabilities denominated in other currencies.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The following table illustrates the sensitivity on the net result for the year and equity in regards to the Company’s financial assets and liabilities of possible changes in the US Dollar exchange rate. If the Sterling had strengthened/weakened against the US Dollar by 25% or 10% as at December 31, 2008 (10% as at December 31, 2007) the following effects on the financial statements would be:

	Increase/ decrease in US Dollar rate	Effect on profit before tax	Effect on equity
		(in thousands)
2008	+25%	£23,902	£23,344
	-25%	(39,837)	(38,907)

	+10%	£10,865	£10,611
	-10%	(13,279)	(12,969)

2007 *	+10%	£7,461	£7,270
	-10%	(7,258)	(7,025)

*The	2007 numbers have been restated to include the hedge sensitivity to ensure consistency with the 2008 numbers.

Currency risks

The Company’s currency exposures, after hedging, give rise to the net currency gains and losses recognized in the consolidated income statements. Such exposures comprise the net monetary assets and liabilities of the Company that are not denominated in the functional currency of the entity involved and principally consist of the US Dollar-denominated Senior Secured Notes and intercompany receivable with Global Crossing Europe Limited (“GCE”). The following table presents the exposure of net foreign currency monetary assets/ (liabilities).

	December 31, 2007			December 31, 2008
	US dollars	Euros	Total	US dollars	Euros	Total
	(in thousands)			(in thousands)
Functional currency of the company
Pounds sterling	£(73,066)	£435	£(72,631)	£(105,002)	£680	£(104,322)

The Company uses a cross currency interest rate swap to manage its exposure to interest rate movements on its US Dollar-denominated Senior Secured Notes.

The fair value of the swap entered into is estimated to be an asset of £2.8 million at December 31, 2008 (2007: a liability of £2.1 million). These amounts are based on market values of equivalent instruments at the balance sheet date.

The cross currency interest rate swap is designated as an effective cash flow hedge, therefore a portion of the movement in the fair value of the swap has been deferred in equity.

	December 31,
	2007	2008
	Liabilities	Asset
	(in thousands)
Cross currency interest rate swap	£(2,096)	£2,787

	£(2,096)	£2,787

Analyzed as:
Non current	£(1,048)	£—
Current	(1,048)	2,787

	£(2,096)	£2,787

Capital management

The capital structure of the Company consists of debt, which includes the borrowings disclosed in note 19, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital and reserves and reduced by the accumulated deficit.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The primary objective of the Company’s capital management is to ensure that it maintains a healthy credit in order to support its business and enable it to continue as a going concern. In addition the Indenture governing our Notes (see note 19) contains restrictions which, among other things, limit our ability to incur additional indebtedness and pay dividends.

The Company’s ability to access the credit markets to fund capital leases or other forms of equipment financing depends on market conditions, which have continued to tighten over the last year due to the ongoing crisis in global capital markets and which could make it more difficult for the Company to obtain such funding.

Fair values

Set out below is a comparison by category of carrying amounts and fair values of all the Company’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
	2007	2008	2007	2008
	(in thousands)
Financial assets
Trade receivables(1)	£35,699	£27,912	£35,699	£27,912
Amounts owed by group companies(1)	27,936	37,437	27,936	37,437
Other receivables(1)	2,074	529	2,074	529
Cross currency interest rate swap(3)	—	2,787	—	2,787
Cash and cash equivalents(1)	23,954	36,100	23,954	36,100

Financial liabilities
Trade payables(2)	(32,948)	(38,151)	(32,948)	(38,151)
Amounts owed to group companies(2)	(7,832)	(10,588)	(7,832)	(10,588)
Other creditors(2)	(3,041)	(3,146)	(3,041)	(3,146)
Senior Secured Notes(2)	(248,946)	(286,928)	(263,813)	(173,725)
Obligations under finance lease(2)	(32,187)	(24,225)	(32,187)	(24,225)
Other debt obligations(2)	(893)	(980)	(893)	(980)
Cross currency interest rate swap(3)	(2,096)	—	(2,096)	—

(1)	Classified as loan and receivables

(2)	Classified as financial liability at amortized cost

(3)	Classified as at fair value through the income statement

The fair value of trade receivables and other receivables approximates their carrying value due to their short term nature. Amounts owed by Group Companies approximates to their carrying value due to their interest bearing or short term nature.

Given the short term duration of cash and cash equivalents the fair value approximates the carrying value.

The fair value of trade payables, amounts owed to Group Companies and other creditors (including taxation and social security) approximates their carrying value due to their short term nature.

Market values have been used to determine the fair value of the Senior Secured Notes.

The fair value of obligations under finance leases and hire purchase contracts and other debt obligations has been obtained by discounting the expected future cash flows at the prevailing interest rates. This approach was also taken in determining the fair value of the cross currency interest rate swap.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

19.	Financial assets and liabilities

Financial assets and liabilities, as of the balance sheet dates, were made up as follows:

	Year ended December 31,
	2007	2008
	(in thousands)
Financial assets
Amounts due within one year
Trade receivables	£35,699	£27,912
Amounts owed by group companies	2,659	2,540
Other receivables	2,074	529
Cross currency interest rate swap	—	2,787
Cash and cash equivalents	23,954	36,100

Due in less than one year	£64,386	£69,868

Amounts due in greater than one year
Amounts owed by group companies	£25,277	£34,897

Due in greater than one year	£25,277	£34,897

Financial liabilities
Amounts payable within one year
Trade payables	£(32,948)	£(38,151)
Amounts owed to group companies	(7,832)	(10,588)
Other creditors	(3,041)	(3,146)
10.75% US Dollar senior secured notes	(452)	(3,057)
11.75% Pound Sterling senior secured notes	(706)	(4,325)
Obligations under finance lease	(11,945)	(10,182)
Other debt obligations	(463)	(740)
Cross currency interest rate swap	(1,048)	—

Payable within one year	£(58,435)	£(70,189)

10.75% US Dollar senior secured notes, due 2014, net of unamortized discount of £0.9 million and deferred financing costs of £3.1 million (2007: £1.0 million and £3.6 million respectively)	£(95,249)	£(130,766)
11.75% Pound Sterling senior secured notes, due 2014, net of unamortized discount of £0.9 million, amortized premium of £3.1 million and deferred financing costs of £6.0 million (2007: £1.0 million, £4.2 million and £6.9 million respectively)	(152,539)	(148,780)

	(247,788)	(279,546)
Obligations under finance lease	(20,242)	(14,043)
Other debt obligations	(430)	(240)
Cross currency interest rate swap	(1,048)	—

Payable in greater than one year	£(269,508)	£(293,829)

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

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

The Notes are senior obligations of GC Finance and rank equal in right of payment with all of its future debt. GCUK and Fibernet (collectively the “Guarantor”) have guaranteed the Notes as a senior obligation ranking in equal right of payment with all of its existing and future debt.

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

Within 120 days after the period ending December 31, 2005 and each twelve month period thereafter, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of Operating Cash Flow (as defined in the Indenture) from that period (“Annual Repurchase Offer”). Operating Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the year ended December 31, 2007, the Company made an offer for and purchased £1.2 million of Notes. In respect of the year end December 31, 2008, we anticipate offering to purchase £7.4 million of the Notes, excluding accrued interest.

A loan or dividend by the Company to GCL and its affiliates is a restricted payment under the Indenture. Under the Indenture such a payment (i) may be made only if the Company is not then in default under the Indenture and would be permitted at that time to incur additional indebtedness under the applicable debt incurrence test; (ii) may generally be made only within ten business days of consummation of each Annual Repurchase Offer; and (iii) would generally be limited to 50% of the Company’s Operating Cash Flow plus the portion, if any, of the applicable Annual Repurchase Offer that the holders of the Notes decline to accept. In addition so long as the Company is not then in default under the Indenture, it may make up to £10.0 million in the aggregate in restricted payments in excess of 50% of Operating Cash Flow for a given period; provided that any such excess payments shall reduce the amount of restricted payments permitted to be paid out of future Designated Excess Cash Flow The terms of any inter-company loan by the Company to GCL or GCL’s other subsidiaries are required by the Indenture to be at arm’s length and, if for a sum in excess of £5.0 million, must be agreed to by a majority of the disinterested members of the Company’s Board of Directors, including its independent members. In the exercise of their fiduciary duties, the Company’s directors will require the Company to maintain a minimum cash balance in an amount they deem prudent.

The Issuer may also redeem either or both series of Notes, in whole, but not in part, at a price equal to their principal amount plus accrued and unpaid interest and certain additional amounts, if any. If we undergo specific kinds of changes in control, we or the Issuer must offer to repurchase the Notes at a redemption price equal to 101% of the principal amount.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The registration and exchange offer for the Additional Notes was completed in September 2007.

20.	Equity share capital

	December 31,
	2007	2008
	(in thousands)
Authorized:
2,000,000 ordinary shares of £1 each	£2,000	£2,000

Called up, allotted and fully paid:
101,000 ordinary shares of £1 each	£101	£101

The Company has one class of ordinary shares which carry no right to fixed income.

21.	Operating lease commitments

The Company as lessor

At the balance sheet date, the Company had contracted with lessees for the following future minimum lease payments for leased assets and sublet income:

	December 31,
	2007	2008
	(in thousands)
Within 1 year	£3,121	£3,629
In the second to fifth years inclusive	9,371	10,269
After 5 years	5,002	5,915

	£17,494	£19,813

Included within operating lease income earned during the year ended December 31, 2008, for which sublet income is received was £2.6 million (2007: £2.8 million) from Group Companies in respect of leased assets (see note 26). All of the properties have committed tenants for the next one to thirteen years.

The Company as lessee

The Company has entered into commercial leases on certain property, motor vehicles and equipment. These leases have an average life of between 1 and 110 years, with renewal options contained within some contracts.

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

The following table presents a schedule of future minimum commitments under non cancellable operating leases as of December 31, 2008.

	December 31,
	2007	2008
	(in thousands)
Within 1 year	£17,445	£10,919
Between 1 to 2 years	16,245	12,294
Between 2 to 3 years	16,528	9,375
Between 3 to 4 years	12,637	9,066
Between 4 and 5 years	7,369	8,332
Greater than 5 years	55,082	68,251

Total minimum lease payments	£125,306	£118,237

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

22.	Purchase commitments

The Company has purchase commitments with third party access vendors that require it to make payments to purchase network services and capacity through 2008. Some of these access commitments require the Company to maintain minimum monthly and/or annual billings, in certain cases based on usage. In addition, the Company has purchase commitments with third parties that require it to make payments for operations, administration and maintenance services for certain portions of its network through 2027. Further, the Company has purchase commitments with other vendors, including £14.0 million of committed, future capital expenditure which are expected to be fulfilled within one year.

	December 31, 2007
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(in thousands)
Cost of access service	£26,193	£21,672	£7,922	£248	£56,035
Third-party maintenance services	8,259	6,068	317	1,597	16,241
Other purchase commitments	22,433	87	—	—	22,520

Total	£56,885	£27,827	£8,239	£1,845	£94,796

	December 31, 2008
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(in thousands)
Cost of access service	£19,577	£13,577	£1,671	£—	£34,825
Third-party maintenance services	7,598	5,738	—	—	13,336
Other purchase commitments	16,759	1	—	—	16,760

Total	£43,934	£19,316	£1,671	£—	£64,921

23.	Share based payments

The Company recognized total expenses of £0.2 million, £2.3 million and £2.8 million related to equity-settled share-based payment transactions in 2006, 2007 and 2008, respectively. Equity-settled share-based payment transactions relate to share-based awards granted under the Global Crossing Limited 2003 Stock Incentive Plan (the “Plan”) and reflect awards outstanding during such period, including awards granted both prior to and during such period. Under the Plan, GCL is authorized to issue up to 19,378,261 common shares of GCL, shared amongst any employee, director or consultant who is selected to participate in the plan. Certain employees of the Company are eligible to receive share-based payments under the Plan.

Equity-settled share option plan

Stock options issued under the Plan are exercisable over a ten year period, vest over a three year period and have an exercise price of $15.39 per share.

Information regarding options granted in the current and previous years is summarized below.

	Year ended December 31,
	2007		2008
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of period	8,667	$13.28	3,334	$15.39
Granted during the period	—	—	—	—
Exercised during the period	(5,333)	12.12	(667)	15.39
Cancelled during the period	—	—	—	—
Forfeited during the period	—	—	—	—

Outstanding at the end of the period	3,334	$15.39	2,667	$15.39

Exercisable at end of period	3,334		2,667

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The options outstanding at December 31, 2008, had a weighted average remaining contractual life of 6 years.

There were no stock options granted in either 2007 or 2008, therefore there are no associated inputs into the Black-Scholes model.

Restricted stock units

During the year ended December 31, 2008, the Company’s employees were awarded 311,171 restricted stock units under the Plan. The restricted stock units vested and converted into common shares of GCL on March 4, 2008.

During the year ended December 31, 2007, the Company’s employees were awarded 140,220 restricted stock units under the Plan. The restricted stock units vested and converted into common shares of GCL on September 13, 2007.

The following table summarizes restricted stock units granted, forfeited and cancelled for the years ended December 31, 2007 and 2008:

	Number of restricted stock units	Weighted average issue price
Balance at January 1, 2007	19,800	—
Granted	140,220	$26.67
Vested	(111,500)	—
Cancelled/forfeited	(22,820)	—

Balance at December 31, 2007	25,700	—
Granted	311,171	$18.42
Vested	(297,271)	—
Cancelled/forfeited	(6,700)	—

Balance at December 31, 2008	32,900	—

Sales Equity Program

During 2008, the Company adopted the Global Crossing Sales Equity Program (“Sales Equity Program”) for the Company’s sales, sales support and sales engineering employees. This program allows management level employees to elect to receive 100% of their earned commissions in fully vested shares of common stock of GCL. Non-management employees can elect to receive 50% of their earned commissions in fully vested shares of common stock and the remaining 50% will be paid in cash. As an additional incentive for participating in the Sales Equity Program, the value of the portion to be paid in stock was increased by 5%, which was subsequently increased to 7.5% effective June 1, 2008. Included in the total 2008 non-cash stock related expenses was £0.8 million related to this program. This program was cancelled in the fourth quarter of 2008.

Performance share awards

During the year ended December 31, 2008, the Company’s employees were awarded 20,500 performance share opportunities under the Plan. The performance share opportunities vest and convert into common shares of GCL on December 31, 2010, and must be paid out by March 15, 2011, subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each participant’s target performance share opportunity is based on total shareholder return over a three year period as compared to two peer groups. Depending on how the Company ranks in total shareholder return as compared to the two peer groups, each performance share grantee may earn 0% to 200% of the target number of performance shares. No payout will be made if the average ranking of the Company’s total shareholder return relative to each of the two peer groups (weighted equally) is below the 30th percentile, and the maximum payout of 200% will be made if such average ranking is at or above the 80th percentile.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

During the year ended December 31, 2007, the Company’s employees were awarded 15,800 performance share opportunities under the Plan. The performance share opportunities vest and convert into common shares of GCL on December 31, 2009, and are subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each performance share grantee will earn (i) 50% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved; (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity is achieved; and (iii) 150% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved or exceeded. No payout will be made for performance below threshold. Actual payouts will be calculated using interpolation between threshold and target or target and maximum, as applicable. The total performance share opportunity of each participant in this program comprises three separate award opportunities based on measures of combined 2007 and 2008 earnings, cash use, and gross margin attributable to GCL’s enterprise, carrier data, and indirect channel segment.

Annual Bonus Program

During 2008, the Board of Directors of the Company adopted the 2008 Annual Bonus Program (the “2008 Bonus Program”). The 2008 Bonus Program was an annual bonus applicable to substantially all non-sales employees of the GCL, which was intended to retain such employees and to motivate them to achieve the Company’s financial and business goals. Each participant was provided a target award under the 2008 Bonus Program expressed as a percentage of base salary. Actual awards under the 2008 Bonus Program were to be paid only if GCL achieved specified thresholds for earnings, net change in unrestricted cash and cash equivalents and/or customer satisfaction. The payout for each performance opportunity was calculated independently. Effective February 12, 2009, the GCL Compensation Committee and GCL Board of Directors certified the financial results and approved the payout which will be made primarily in restricted stock units vested no later than April 8, 2009 (see note 30). The amount of the shares to be paid was set using a 30-day average of the Company’s Common Stock. At December 31, 2008, the Company’s annual bonus program accrual was £0.1 million, including the Company’s liability for payroll tax and charges.

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

The assets of these schemes are held separately from the Company in independently administered trusts. Contributions to the schemes in respect of the Company’s defined benefit obligations are charged to the consolidated income statements so as to spread the cost of the pensions over employees’ working lives with the Company. No further defined benefit entitlements are being accrued under either scheme. Pension costs for the years ended December 31, 2006, 2007 and 2008 were £2.2 million, £2.6 million and £2.6 million, respectively.

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

The Company’s pension obligations are assessed by a qualified actuary on the basis of triennial valuations, with annual interim updates. The most recent formal valuation of the Global Scheme at March 31, 2006 was completed using the projected unit method. Calculations have been carried out by a qualified actuary for the purposes of estimating the Company’s pension charge for the year and the Global Schemes liabilities as of December 31, 2008.

The employer made annual contributions to the defined benefit section of the Global Scheme of £0.7 million, £0.5 million and £0.9 million for the years ended December 31, 2006, 2007 and 2008, respectively.

The Global scheme also provides defined contribution benefits and the cost of the years ended December 31, 2006, 2007 and 2008 were £1.1 million, £1.6 million and £1.7 million, respectively.

The Railways Scheme

The Company’s pension obligations are assessed by a qualified actuary on the basis of triennial valuations, with annual interim updates. The most recent formal valuation of the Railways Scheme was completed at December 31, 2004 using the projected unit method. Calculations have been carried out by a qualified actuary for the purposes of estimating the Company’s pension charge for the year and the Railways Scheme assets as of December 31, 2008.

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

The employer made annual contributions to the defined benefit section of £0.2 million, £0.3 million and £0.3 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Recognition of gains and losses

The following disclosures are prepared on the basis that gains and losses are amortized over the expected future working life of employees.

The key assumptions used in assessing the Company’s pension plans are as follows:

	Railways Scheme		Global Scheme
	2007	2008	2007	2008
Rates and assumptions used to calculate Defined Benefit Obligations (DBO)
Weighted average discount rate (year end)	5.60%	5.90%	5.60%	5.90%
Rate of salary increase (year end)	4.00%	3.75%	4.00%	3.75%
Mortality assumptions:
Current male/female pensioners at 65 (year end)	19/22 years	22/24 years	24/28 years	22/25 years
Future male/female pensioners at 65 (year end)	19/22 years	23/26 years *	27/31 years *	25/29 years *
Rates and assumptions used to calculate Net Benefit Cost (NBC)
Weighted average discount rate (start of year)	5.00%	5.60%	5.00%	5.60%
Rate of salary increase (start of year)	3.75%	4.00%	3.75%	4.00%
Expected return on plan assets (start of year)	7.50%	7.00%	4.20%	5.10%
Mortality assumptions:
Current male/female pensioners at 65 (start of year)	19/21 years	19/22 years	22/25 years	24/28 years
Future male/female pensioners at 65 (start of year)	19/21 years	19/22 years	23/26 years *	27/31 years *

*	For members aged 50 at the year end

The expected long-term rate of return on plan assets reflects the average earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation.

The following tables summarizes the components of net benefit expense recognized in the consolidated income statement within administrative expenses and the funded status and amounts recognized in the consolidated balance sheet for the respective plans.

Net benefit expense recognized in the consolidated income statement

	Railways Scheme		Global Scheme		Total
	2007	2008	2007	2008	2007	2008
	(in thousands)		(in thousands)		(in thousands)
Service cost	£542	£422	£427	£320	£969	£742
Interest cost on benefit obligation	1,207	1,298	473	568	1,680	1,866
Expected return on plan assets	(1,535)	(1,521)	(190)	(268)	(1,725)	(1,789)
Net amortisation and deferral	3	—	65	85	68	85

Net benefit expense	£217	£199	£775	£705	£992	£904

Benefit asset/(liability)

	Railways Scheme		Global Scheme		Total
	2007	2008	2007	2008	2007	2008
	(in thousands)		(in thousands)		(in thousands)
Funded status	£(1,866)	£(8,118)	£(5,041)	£(3,663)	£(6,907)	£(11,781)
Funded status attributable to employees	746	3,248	—	—	746	3,248

Net funded status attributable to employer	(1,120)	(4,870)	(5,041)	(3,663)	(6,161)	(8,533)
Unrecognized net loss	2,081	5,890	1,931	783	4,012	6,673

Prepaid/(accrued) net benefit cost	£961	£1,020	£(3,110)	£(2,880)	£(2,149)	£(1,860)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Changes in the present value of the defined benefit obligation are as follows:

	Railways Scheme		Global Scheme		Total
	2007	2008	2007	2008	2007	2008
	(in thousands)		(in thousands)		(in thousands)
Benefit obligation at beginning of year	£39,709	£38,322	£9,118	£9,915	£48,827	£48,237
Service cost	542	422	427	320	969	742
Interest cost	1,207	1,298	473	568	1,680	1,866
Employee contributions	171	172	—	—	171	172
Actuarial loss	(2,739)	(4,493)	69	(1,271)	(2,670)	(5,764)
Benefits paid	(1,373)	(1,001)	(172)	(204)	(1,545)	(1,205)
Interest cost attributable to employees	805	865	—	—	805	865

Benefit obligation at end of year	£38,322	£35,585	£9,915	£9,328	£48,237	£44,913

Changes in the fair value of plan assets are as follows:

	Railways Scheme		Global Scheme		Total
	2007	2008	2007	2008	2007	2008
	(in thousands)		(in thousands)		(in thousands)
Fair value of plan assets at start of year	£34,595	£36,456	£4,384	£4,874	£38,979	£41,330
Actual return on plan assets	2,807	(8,418)	189	59	2,996	(8,359)
Employer contributions	256	258	473	936	729	1,194
Employee contributions	171	172	—	—	171	172
Benefits paid	(1,373)	(1,001)	(172)	(204)	(1,545)	(1,205)

Fair value of plan assets at end of year	£36,456	£27,467	£4,874	£5,665	£41,330	£33,132

The Company expects to contribute £1.1 million to its defined benefit pension schemes in 2009.

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	Railways Scheme		Global Scheme
	2007	2008	2007	2008
	(%)		(%)
Fixed interest bonds	15	14	76	85
Equities	58	56	18	15
Property	16	20	—	—
Other	11	10	6	—

	100	100	100	100

The overall expected rate of return on assets is determined based on market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

The Railways Scheme represents approximately 83% of the total assets of the combined plans. The current planned asset allocation strategy was determined with regard to actuarial characteristics of each scheme. It is based on the assumption that equities will outperform bonds over the long term and is consistent with the overall objective of long-term capital growth. The expected long-term rate of return on plan assets was calculated by the plan actuary and is based on historic returns of each asset class held by the plan at the beginning of the year.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The following table summarizes expected benefit payments from the Company’s pension plans through 2018. Actual benefit payments may differ from expected benefit payments:

(in thousands)
2009	£1,241
2010	1,278
2011	1,316
2012	1,364
2013	1,403
2014-2018	7,014

The amount included in the balance sheet arising from the Company’s obligations in respect of its defined benefit retirement benefit schemes is as follows:

	December 31,
	2007	2008
	(in thousands)
Fair value of scheme assets	£41,330	£33,132
Present value of defined benefit obligations	(48,237)	(44,913)

Deficit in scheme	(6,907)	(11,781)
Funded status attributable to employees	746	3,248

Net deficit attributable to employer	(6,161)	(8,533)
Unrecognized net losses	4,012	6,673

Net liability recognized in the balance sheet	£(2,149)	£(1,860)

This amount is presented in the balance sheet as follows:
Non-current assets	£961	£1,020
Non-current liabilities	(3,110)	(2,880)

	£(2,149)	£(1,860)

	2004	2005	2006	2007	2008
	(in thousands)
Present value of defined benefit obligations	£32,133	£43,026	£48,827	£48,237	£44,913

Fair value of plan assets	29,109	34,510	38,979	41,330	33,132

Deficit in the scheme	£(3,024)	£(8,516)	£(9,848)	£(6,907)	£(11,781)

Experience (losses)/gains on scheme liabilities	£(850)	£(5,100)	£(1,423)	£32	£3,357

25.	Ultimate parent and controlling party

At December 31, 2008, the Company’s directors regarded Temasek Holdings (Private) Limited (“Temasek”), a company incorporated in the Republic of Singapore, as the ultimate parent company and ultimate controlling party. The largest group, which includes the Company and for which financial results are prepared is that headed by Temasek, whose registered office is 60B Orchard Road, #06-18, Tower 2, Singapore 238891.

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Transactions with Group Companies

The following presents a summary of the total (income from)/cost of services included in revenue(1), cost of sales(2) and administrative expenses(3) in the consolidated income statements for the periods indicated.

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Recognition of deferred revenue(1)	£(525)	£(500)	£(500)
Voice termination services(2)	(1,613)	(353)	70
Leased asset income(2)	(2,776)	(2,761)	(2,556)
Corporate services(3)	8,024	8,931	9,733
Shared resources(3)	587	525	415
Other transactions(3)	199	427	693

	£3,896	£6,269	£7,855

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

Recognition of deferred revenues

Under a signed Inland Service agreement dated April 8, 1998 the Company was obligated to provide UK backhaul telecommunication services to International Optics Network Limited (“ION”), a wholly owned subsidiary of GCL. The Company received upfront payment for these services with effect from December 31, 2007, GCE has been assigned the Inland Service Agreement by ION and replaced ION as the contracting party. All of the revenue associated with the agreement was deferred and is being recognized over the life of the contract.

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

Operating lease income

Effective December 31, 2004, the Company purchased £21.9 million of assets from GC Bidco, in exchange for 1,000 shares of the Company’s £1 par value ordinary shares. The assets were purchased at GC Bidco’s net book value and are being depreciated over the remaining useful lives. Such assets include fiber, network equipment, and certain computer software and hardware equipment. The Company leased the use of the purchased assets to other Group Companies throughout 2006, 2007 and 2008 (see note 5).

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

The Company entered into a formal tax agreement with GCL, which was effective October 1, 2004, that established the basis of conduct for certain tax matters in the UK, including the surrender of tax losses and the reallocation of income or gains where permitted by UK tax law, between the Company and other Group

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Companies subject to tax in the UK. The claimant company will pay the surrendering company an amount equal to the amount surrendered multiplied by the average corporate tax rate for the period in which relief is deemed. During the years ended December 31, 2006, 2007 and 2008 tax losses surrendered of £0.8 million, £1.0 million and £0.4 million, respectively, were utilized by GCUK.

Other

During the years ended December 31, 2006, 2007 and 2008, the Company incurred, £2.0 million, £2.1 million and £2.1 million, respectively, of lease costs for certain office space for which other members of the GC Group, specifically, GC PEC Networks and GC PEC UK, are contractually liable (see note 21).

The debtor and creditor balances as a result of the aforementioned transactions with Group Companies are as follows:

	Year ended December 31,
	2007	2008
	(in thousands)
Debtor balances due from:
Global Crossing Europe Ltd	£851	£1,041
GT UK Ltd	322	—
GC Pan European Crossing Ltd	530	—
GC Pan European Crossing SA	98	—
Geoconference UK Ltd	197	—
Global Crossing Services Europe Ltd	—	873
Fibernet Gmbh	—	369
Other Group Companies	661	257

	£2,659	£2,540

Creditor balances due to:
Global Crossing Development Co	£1,795	£5,559
Global Crossing Ltd	506	519
GC Acquisitions UK Ltd	599	653
Global Crossing Services Europe Ltd	136	874
GC Pan European Crossing France SARL	267	105
GC Pan European Crossing Nederland BV	309	24
GC Pan European Crossing Deutschland GmbH	211	72
Global Crossing Europe Ltd	3,728	—
Global Crossing Ireland Ltd	56	95
Global Crossing Telecommunications Inc	—	197
Global Crossing International Networks	—	1,386
Global Crossing Employee		751
Global Crossing Bandwidth Inc	—	312
Other Group Companies	225	41

	£7,832	£10,588

Loans from and to Group Companies

Under the terms of the indenture governing the convertible notes of GCL, any further loans from the Company made to GCL or another GC Group Company must be subordinated to the payment of obligations under GCL’s convertible notes. GCL initiated a recapitalization plan in which it borrowed $250 million on 9 May 2007 and an additional $100 million on 2 June 2007 under a newly established loan facility with third party lenders arranged by Goldman Sachs Credit Partners, L.P. and Credit Suisse Securities (USA) LLC (the “GCL Term Loan Facility”). Substantially all GC Group Companies other than GCUK and GCL subsidiaries doing business in Latin America are required to guarantee GCL’s obligations under the GCL Term Loan Facility. Pursuant to the GCL Term Loan Facility, any future loans from the Company to GCL or any other Group Company that guarantees GCL’s obligations under the GCL Term Loan Facility must be subordinated to the payment obligations under that facility.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

On April 12, 2006, the Company entered into a credit agreement with GCE. As at December 31, 2008, there were loans of US$50.4 million (equivalent to £25.3 million and £34.9 million as at December 31, 2007 and 2008 respectively) due from GCE. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the operating cash flow, as permitted and defined under the Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, and have an effective interest rate of 13.5%. These loans mature five business days prior to the principal outstanding on the Senior Secured Notes. In the year ended December 31, 2007, total finance revenue of £3.2 million (being interest income of £3.6 million, less a foreign exchange loss of £0.4 million) has been recognized in the consolidated income statement in respect of these loans. In the year ended December 31, 2008, total finance revenue of £13.2 million (being interest income of £3.6 million, plus a foreign exchange gain of £9.6 million) has been recognized in the consolidated income statement in respect of these loans.

GCE’s and GCL’s obligations in respect of the outstanding loans under the credit agreement are not subordinated to their obligations under the GCL Term Loan Agreement since such loans were made prior to the date such facility came into effect.

On April 11, 2007, the Company entered into a US$15.0 million commitment to GCE in accordance with the Indenture and under the same terms and conditions set forth in the intercompany credit agreement. On May 2, 2007 the Company made a loan to GCE pursuant to this commitment in the amount of US$5.0 million, which was repaid in full on June 30, 2007. In the year ended December 31, 2007, total finance revenue of £0.1 million has been recognized in the consolidated income statements in respect of this loan. This commitment lapsed in 2007.

There were no loan balances due to Group Companies as at December 31, 2007 or 2008. On April 8, 2009, the Board of Directors of the Company agreed the terms of a loan of up to $15.0 million from Impsat Holdings I Plc, a member of the GC Group. We expect to draw down on this loan during the second quarter of 2009.

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

28.	Guarantee arrangement

There is a fixed and floating charge under the terms of the Indenture over the Company’s assets. Specifically, there is a fixed and floating charge over all property, plant and equipment, intangible assets, and investment in associate except for, among other things, the following:

•	all property, plant and equipment held under finance leases, which totaled £18.8 million and £16.8 million as at December 31, 2007 and December 30, 2008, respectively;

•

property, plant and equipment used exclusively to provide service under (i) contracts in which the counterparty is a UK governmental customer; and (ii) contracts in which the counterparty is a contractor or subcontractor to a UK governmental entity; and

•	property, plant and equipment used exclusively in connection with the Camelot contract.

Assets used exclusively in the provision of services as noted above are not segregated within the network, and are only identified in the event of default.

40.8% and 53.4% of total revenues for the year ended December 31, 2007 and 2008, respectively, were derived from government departments and our contract with Camelot. However these portions of total revenues are not necessarily indicative of the portions of total property plant and equipment used exclusively to provide such services to UK governmental customers and Camelot.

29.	Condensed consolidated financial information

This supplemental condensed consolidating financial information should be read in conjunction with the Company’s consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

On December 23, 2004, GC Finance completed its offering of initial Notes. On December 28, 2006, GC Finance completed its offering of £52.0 million in aggregate principal of Additional Notes (see note 19).

GCUK and Fibernet have guaranteed the Notes as a senior obligation ranking in equal right of payment with all of its existing and future debt.

The following condensed consolidating financial information is presented as at December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008, as required by Article 3-10(f) of Regulation S-X, has separate columns for each of GC Finance (the issuer), GCUK (as parent guarantor) and Fibernet (as subsidiary guarantor).

	December 31, 2007
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Balance sheet
Non current assets
Intangible assets, net	£2,184	£11,167	£—	£—	£13,351
Property, plant and equipment, net	136,742	48,977	—	—	185,719
Investment in subsidiary and associated undertakings	52,150	—	—	(51,950)	200
Retirement benefit asset	961	—	—	—	961
Trade and other receivables	26,771	12,453	260,522	(271,235)	28,511

	218,808	72,597	260,522	(323,185)	228,742

Current assets
Cash and cash equivalents	13,899	8,013	2,042	—	23,954
Other current assets	51,162	15,658	2,066	(2,649)	66,237

	65,061	23,671	4,108	(2,649)	90,191

Total assets	£283,869	£96,268	£264,630	£(325,834)	£318,933

Current liabilities
Trade and other payables	(330,120)	(7,322)	(2,062)	273,885	(65,619)
Deferred revenue	(33,971)	(13,155)	—	—	(47,126)
Short term debt obligations	(9,870)	(2,538)	(1,158)	—	(13,566)
Other current liabilities	(1,511)	(626)	(1,048)	—	(3,185)

	(375,472)	(23,641)	(4,268)	273,885	(129,496)

Non current liabilities
Deferred revenue	(100,390)	(6,571)	—	—	(106,961)
Long term debt obligations	(11,470)	(1,659)	(255,331)	—	(268,460)
Other non current liabilities	(7,403)	(517)	(1,048)	—	(8,968)

	(119,263)	(8,747)	(256,379)	—	(384,389)

Total liabilities	£(494,735)	£(32,388)	£(260,647)	£273,885	£(513,885)

Net (liabilities)/assets	£(210,866)	£63,880	£3,983	£(51,949)	£(194,952)

Total equity	£(210,866)	£63,880	£3,983	£(51,949)	£(194,952)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	December 31, 2008
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Balance sheet
Non current assets
Intangible assets, net	£2,460	£9,495	£—	£—	£11,955
Property, plant and equipment, net	137,923	41,621	—	—	179,544
Investment in subsidiary and associated undertakings	52,193	—	—	(52,015)	178
Retirement benefit asset	1,020	—	—	—	1,020
Trade and other receivables	36,102	35,049	260,853	(294,998)	37,006

	229,698	86,165	260,853	(347,013)	229,703

Current assets
Derivative financial instrument	—	—	2,787	—	2,787
Cash and cash equivalents	21,681	12,932	1,487	—	36,100
Other current assets	61,884	23,720	2,315	(31,643)	56,276

	83,565	36,652	6,589	(31,643)	95,163

Total assets	£313,263	£122,817	£267,442	£(378,656)	£324,866

Current liabilities
Trade and other payables	(372,528)	(33,745)	(2,277)	326,641	(81,909)
Deferred revenue	(25,690)	(13,061)	—	—	(38,751)
Short term debt obligations	(9,475)	(1,447)	(7,382)	—	(18,304)
Other current liabilities	(1,590)	—	—	—	(1,590)

	(409,283)	(48,253)	(9,659)	326,641	(140,554)

Non current liabilities
Deferred revenue	(97,082)	(3,612)	—	—	(100,694)
Long term debt obligations	(7,625)	(183)	(286,021)	—	(293,829)
Other non current liabilities	(6,983)	(18)	—	—	(7,001)

	(111,690)	(3,813)	(286,021)	—	(401,524)

Total liabilities	£(520,973)	£(52,066)	£(295,680)	£326,641	£(542,078)

Net (liabilities)/assets	£(207,710)	£70,751	£(28,238)	£(52,015)	£(217,212)

Total equity	£(207,710)	£70,751	£(28,238)	£(52,015)	£(217,212)

	Year ended December 31, 2006
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Income statement
Revenue	£240,081	£532	£—	£(1)	£240,612
Cost of sales	(147,269)	(213)	—	1	(147,481)

Gross profit	92,812	319	—	—	93,131
Distribution and administrative expenses	(63,486)	7,462	(289)	—	(56,313)

Operating profit/(loss)	29,326	7,781	(289)	—	36,818
Finance charges, net	(29,425)	—	14,737	—	(14,688)

(Loss)/profit before tax	(99)	7,781	14,448	—	22,130
Tax charge	(9,377)	—	—	—	(9,377)

(Loss)/profit for the period	£(9,476)	£7,781	£14,448	£—	£12,753

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	Year ended December 31, 2007
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Income statement
Revenue	£247,073	£55,984	£—	£(6,437)	£296,620
Cost of sales	(149,402)	(34,700)	—	6,437	(177,665)

Gross profit	97,671	21,284	—	—	118,955
Distribution and administrative expenses	(67,814)	(17,364)	—	—	(85,178)

Operating profit	29,857	3,920	—	—	33,777
Finance charges, net	(32,044)	279	2,744	—	(29,021)

(Loss)/profit before tax	(2,187)	4,199	2,744	—	4,756
Tax charge	(6,297)	—	—	—	(6,297)

(Loss)/profit for the period	£(8,484)	£4,199	£2,744	£—	£(1,541)

	Year ended December 31, 2008
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Income statement
Revenue	£266,727	£62,694	£—	£(6,589)	£322,832
Cost of sales	(171,095)	(35,981)	—	6,589	(200,487)

Gross profit	95,632	26,713	—	—	122,345
Distribution and administrative expenses	(73,613)	(19,898)	113	—	(93,398)

Operating profit	22,019	6,815	113	—	28,947
Finance charges, net	(21,288)	(9)	(37,063)	—	(58,360)

Profit/(loss) before tax	731	6,806	(36,950)	—	(29,413)
Tax charge	(432)	—	—	—	(432)

Profit/(loss) for the period	£299	£6,806	£(36,950)	£—	£(29,845)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	Year ended December 31, 2006
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Cash Flow Statement
Net cash provided by/(used in) operating activities	£33,797	£—	£(24,097)	£24,811	£34,511
Investing activities:
Interest received	3,740	—	24,811	(24,811)	3,740
Proceeds from disposal of property, plant and equipment	8	—	—	—	8
Purchase of property, plant and equipment and intangible assets	(20,435)	—	—	—	(20,435)
Acquisition of subsidiary, net of cash acquired	(53,073)	8,060	—	—	(45,013)

Net cash (used in)/provided by investing activities	(69,760)	8,060	24,811	(24,811)	(61,700)

Financing activities:
Loans repaid by group companies, net	25,352	—	(53,073)	—	(27,721)
Senior secured notes, net	—	—	55,394	—	55,394
Proceeds from debt obligations	514	—	—	—	514
Repayment of capital element of debt obligations	(5,536)	—	—	—	(5,536)

Net cash provided by financing activities	20,330	—	2,321	—	22,651

Net (decrease)/increase in cash and cash equivalents	(15,633)	8,060	3,035	—	(4,538)
Cash and cash equivalents at the beginning of period	44,337	—	510	—	44,847

Cash and cash equivalents at the end of period	£28,704	£8,060	£3,545	£—	£40,309

	Year ended December 31, 2007
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Cash Flow Statement
Net cash provided by/(used in) operating activities	£2,415	£13,153	£(31,955)	£30,840	£14,453
Investing activities:
Interest received	3,911	644	30,936	(30,840)	4,651
Purchase of property, plant and equipment and intangible assets	(28,005)	(4,526)	—	—	(32,531)

Net cash (used in)/provided by investing activities	(24,094)	(3,882)	30,936	(30,840)	(27,880)

Financing activities:
Loans repaid by group companies, net	11,138	(7,054)	(484)	—	3,600
Proceeds from debt obligations	2,794	—	—	—	2,794
Repayment of capital element of debt obligations	(7,058)	(2,264)	—	—	(9,322)

Net cash provided by/(used in) financing activities	6,874	(9,318)	(484)	—	(2,928)

Net (decrease)/increase in cash and cash equivalents	(14,805)	(47)	(1,503)	—	(16,355)
Cash and cash equivalents at the beginning of period	28,704	8,060	3,545	—	40,309

Cash and cash equivalents at the end of period	£13,899	£8,013	£2,042	£—	£23,954

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	Year ended December 31, 2008
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Cash Flow Statement
Net cash provided by/(used in) operating activities	£27,320	£13,012	£(30,415)	£30,952	£40,869
Investing activities:
Interest received	3,940	432	31,018	(30,952)	4,438
Purchase of property, plant and equipment and intangible assets	(17,873)	(3,987)	—	—	(21,860)
Proceeds from disposal of property, plant and equipment	12	—	—	—	12

Net cash (used in)/provided by investing activities	(13,921)	(3,555)	31,018	(30,952)	(17,410)

Financing activities:
Loans repaid by group companies, net	2,000	(2,000)	—	—	—
Senior secured notes, net	—	—	(1,158)	—	(1,158)
Proceeds from debt obligations	474	—	—	—	474
Repayment of capital element of debt obligations	(8,091)	(2,538)	—	—	(10,629)

Net cash used in financing activities	(5,617)	(4,538)	(1,158)	—	(11,313)

Net increase/(decrease) in cash and cash equivalents	7,782	4,919	(555)	—	12,146
Cash and cash equivalents at the beginning of period	13,899	8,013	2,042	—	23,954

Cash and cash equivalents at the end of period	£21,681	£12,932	£1,487	£—	£36,100

30.	Events after the balance sheet date

2008 Annual Bonus Grant

Effective February 12, 2009, GCL awarded 542,683 shares of restricted stock units to GCUK employees in connection with its 2008 Annual 2008 Bonus Program (see note 23). The restricted stock units vested no later than April 9, 2009 and upon vesting approximately 222,212 shares were withheld to cover tax withholding obligations resulting in 320,471 shares being distributed.

Intercompany loan facility

On April 8, 2009, the Board of Directors of the Company agreed the terms of a loan of up to $15.0 million from Impsat Holdings I Plc, a member of the GC Group. We expect to draw down on this loan during the second quarter of 2009.

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

Date: April 15, 2009