Form 20-F
period 2009-12-31
GLOBAL CROSSING  UK TELECOMMUNICATIONS LTD; Global Crossing (UK) Finance Plc; Fibernet UK LTD; Fibernet Group LTD; Fibernet LTD
filed 2010-04-08
CIK 1269527, 1329705, 1406309, 1406310, 1406311

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Bernard Keogh

Telephone: +44 (0) 845 000 1000, Facsimile: +44(0)207 904 2930

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

11.75% pounds sterling-denominated senior secured notes due 2014

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐                        Accelerated filer  ☐                        Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

•	“Guarantors” are to GCUK, Fibernet Group Limited (formerly Fibernet Group plc), Fibernet UK Limited and Fibernet Limited;

•	“Guarantees” are to the guarantees by the Guarantors of the Notes on a senior basis;

•	“Fibernet Group” are to, collectively, Fibernet Group Limited, a company incorporated in England and Wales, and its consolidated subsidiaries from time to time;

•

“Fibernet” are to Fibernet Group, excluding Fibernet Holdings Limited and Fibernet GmbH, which was transferred to Global Crossing International Ltd, one of our affiliates, prior to our acquisition of Fibernet Group Limited on December 28, 2006;

•	“GC Acquisitions” are to GC Acquisitions UK Limited, a wholly owned subsidiary of GCL formed for the purpose of acquiring Fibernet Group and dissolved on July 14, 2009;

•	“GCI” are to Global Crossing International Ltd, a wholly owned subsidiary of GCL;

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

•	“Group Companies” and “GC Group” are to the group of companies owned directly or indirectly by GCL, including us;

•	“STT” are to STT Communications Ltd, a Singapore company, a subsidiary of Temasek Holdings (Private) Limited regarded as our ultimate parent company;

•	“GCE” are to the Global Crossing Europe Limited, a company wholly owned by GCL;

•	“GC Impsat” are to Global Crossing Impsat Holdings I plc, a company wholly owned by GCL; and

•	“Network Rail” are to Network Rail Infrastructure Limited, the successor to Railtrack plc, as the operator of the UK national railway infrastructure network.

Financial and Other Information

All references in this annual report on Form 20-F to:

•	“UK” are to the United Kingdom;

•	“pounds sterling,” “sterling,” “£” or “pence” are to the lawful currency of the UK;

•	“United States” or the “US” are to the United States of America;

•	“US$,” “US Dollars,” “dollars” or “$” are to the lawful currency of the United States;

•	“EU” are to the EU;

•	“euro” or “€” are to a lawful currency of the European Union;

•

“Initial Notes” are to the 10.75% US dollar-denominated senior secured notes and the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 23, 2004 and to the exchange notes that the Issuer issued pursuant to a registered exchange offer in respect of such notes;

•

“Additional Notes” are to the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 28, 2006, and to the exchange notes issued by the Issuer pursuant to a registered exchange offer in respect of such notes;

•	“Notes” and “Senior Secured Notes” are to, collectively, the Initial Notes and the Additional Notes; and

•	“Indenture” are to the indenture, dated December 23, 2004, governing the Notes.

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

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, certain information concerning the noon buying rate in the City of New York for cable transfers in pounds sterling as certified by the Federal Reserve Board for customs purposes, or the “noon buying rate,” for pounds sterling expressed in dollars per £1.00. As of March 31, 2010, the noon buying rate for pounds sterling expressed in dollars per £1.00 was 1.519.

	Dollars per £1.00
	2005	2006	2007	2008	2009	2010 (through March 31)
Exchange rate at end of period (Year ended December 31, except 2010)	1.719	1.959	1.961	1.462	1.617	1.519
Average exchange rate during period*	1.815	1.858	2.007	1.842	1.571	1.548
Highest exchange rate during period	1.929	1.979	2.110	2.031	1.698	1.637
Lowest exchange rate during period	1.714	1.726	1.924	1.440	1.366	1.488

*	The average of the noon buying rates for cable transfer in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each month during the applicable period (through March 31 in the case of 2010).

Month	Highest exchange rate during the month	Lowest exchange rate during the month
September 2009	1.670	1.591
October 2009	1.661	1.588
November 2009	1.680	1.638
December 2009	1.664	1.589
January 2010	1.637	1.591
February 2010	1.597	1.520
March 2010	1.530	1.488

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

•	the operation of our network, including with respect to the development of IP-based services and data center and collocation services;

•

our liquidity and financial resources, including anticipated capital expenditures, funding of capital expenditures, anticipated levels of indebtedness and the ability to raise capital through financing activities, including capital leases and similar financings;

•

trends related to and management’s expectations regarding results of operations, required capital expenditures, revenues from existing and new lines of business and sales channels, operating income before depreciation and amortization, order volumes, expenses and cash flows including but not limited to those statements set forth below in Item 5 in “Operating and Financial Review and Prospects”; and

•	sales efforts, expenses, interest rates, foreign exchange rates, and the outcome of contingencies, such as regulatory, legal and tax proceedings and audits.

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

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures we make on related subjects in our quarterly and current reports on Form 6-K or that GCL makes regarding us in its current reports on Form 8-K. Also note that we provide the following cautionary discussion of risks and uncertainties related to our businesses. These are factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by Section 21E of the Securities Exchange Act of 1934, as amended. Investors should understand that it is not possible to predict or identify all such factors. Consequently, Investors should not consider the following to be a complete discussion of all potential risks or uncertainties.

Our forward-looking statements are subject to a variety of factors that could cause actual results to differ significantly from current beliefs and expectations. In addition to the risk factors identified in Item 3.D. “Key Information –Risk Factors”, the operations and results of our business are subject to risks and uncertainties identified elsewhere in this annual report on Form 20-F as well as general risks and uncertainties such as those relating to general economic conditions and demand for telecommunications services.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected financial data should be read together with the Item 5 “Operating and Financial Review and Prospects” and our financial statements and the accompanying notes thereto included elsewhere in this annual report on Form 20-F.

The selected financial data as at December 31, 2005, 2006 and 2007 and for the years ended December 31, 2005 and 2006 were derived from our financial statements which are not included in this annual report on Form 20-F. The selected financial data as at December 31, 2008 and 2009 and for each of the years ended December 31, 2007, 2008 and 2009 have been derived from our consolidated financial statements and related notes thereto included elsewhere in this annual report on Form 20-F.

The historical financial data has been prepared in conformity with IFRS (see note 2 “accounting policies” within the accompanying consolidated financial statements).

In reading the selected historical financial data, please note the following:

•

On December 28, 2006, we announced that GC Finance had completed its offering of the Additional Notes. The £52.0 million aggregate principal amount of the Additional Notes was priced at 109.25 percent of par value and the issue raised £56.8 million in gross proceeds. The Additional Notes were issued under the Indenture pursuant to which GC Finance issued the Initial Notes.

•

On December 28, 2006, proceeds from the offering were used to acquire Fibernet from GC Acquisitions, and to pay fees and expenses incurred in connection with the acquisition of Fibernet by GCUK and the offering of the Additional Notes. Upon completion of the acquisition by GCUK, Fibernet guaranteed the Additional Notes and all other obligations under the Indenture. Prior to the acquisition by GCUK, Fibernet Group transferred its German business operations to GCI, by way of a transfer of Fibernet Holdings Limited, and its wholly owned subsidiary Fibernet GmbH, to GCI, for consideration of £1 and the assumption, by GCI, of £3.6 million of debt outstanding to Fibernet. See Item 4 “Information on the Company – History and Development of the Company”.

•	Fibernet results from December 28, 2006 only are included within the following income statement data.

•	Fibernet’s position as of December 31, 2006, 2007, 2008 and 2009 only is included within the following statement of financial position data.

	Year Ended December 31,
	2005	2006(3)	2007	2008	2009
Statements of Comprehensive Income/(Loss) data
Revenue	£239,498	£240,612	£296,620	£322,832	£308,864
Cost of sales	(136,317)	(147,481)	(177,665)	(200,487)	(197,160)

Gross profit	103,181	93,131	118,955	122,345	111,704

Operating expenses:
Distribution costs	(10,009)	(10,385)	(15,710)	(18,361)	(19,352)
Administrative expenses	(47,738)	(53,683)	(69,468)	(75,037)	(68,708)
Net gain arising from acquisition of Fibernet	—	7,755	—	—	—

	(57,747)	(56,313)	(85,178)	(93,398)	(88,060)

Operating profit	45,434	36,818	33,777	28,947	23,644
Finance costs, net	(39,919)	(14,688)	(29,021)	(58,360)	(18,378)
Tax benefit/(charge)	2,477	(9,377)	(6,297)	(432)	(598)

Profit/(loss)	£7,992	£12,753	£(1,541)	£(29,845)	£4,668

Statements of Financial Position data (at period end):
Cash and cash equivalents	£44,847	£40,309	£23,954	£36,100	£37,331
Trade and other receivables(1)	59,954	59,182	66,237	56,276	58,125
Working (deficit)/capital(2)	(8,532)	(18,399)	618	(25,633)	(22,960)
Intangible assets, net	1,296	14,241	13,351	11,955	11,417
Property, plant and equipment, net	129,005	182,556	185,719	179,544	157,526
Total assets	255,382	336,877	318,933	324,866	298,307
Senior secured notes	(209,094)	(249,631)	(248,946)	(286,928)	(267,315)
Obligations under finance leases	(30,342)	(32,423)	(32,187)	(24,225)	(19,572)
Other debt obligations	—	(399)	(893)	(980)	(294)
Total shareholders’ deficit	(204,718)	(196,272)	(194,952)	(217,212)	(214,471)
Other data:
Depreciation and amortization	£20,104	£24,551	£42,161	£44,699	£43,124
Capital expenditures	9,452	20,435	32,531	21,860	12,000
EBITDA(4)	65,538	60,319	75,938	73,646	66,768

(1)

Trade and other receivables are due in less than one year and include operating and non-operating receivables from other Group Companies. Excluding the receivables from other Group Companies, trade and other receivables due in less than one year are £53.7 million and £49.1 million at December 31, 2008 and 2009, respectively.

(2)

Working (deficit)/capital consists of the current portion of trade and other receivables, less trade and other payables. Working (deficit)/capital includes operating and non-operating receivables and payables from other Group Companies. Excluding all receivables and payables from other Group Companies, there was a working capital deficit of £17.6 million and £21.4 million at December 31, 2008 and 2009, respectively.

(3)

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3 “Business Combinations” (“IFRS 3”), any adjustment to the provisional values as a result of completing the initial accounting requires restatement of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated statement of comprehensive income for the year ended December 31, 2006.

(4)

EBITDA, calculated using IFRS financial information, consists of profit/loss for the period before tax benefit/(charge), net finance costs, depreciation and amortization. Although EBITDA is not a measure of operating profit/(loss), operating performance or liquidity under IFRS, we have presented EBITDA in accordance with Section 4.17 of the Indenture governing the Senior Secured Notes. Some investors may consider EBITDA a relevant indicator of operating performance and of the ability to service indebtedness and fund on-going capital expenditures, especially in a capital intensive industry such as telecommunications. Investors should not use EBITDA as a substitute for the analysis provided in our statements of comprehensive income/(loss) or in our statements of cash flow. Our calculation of EBITDA may not be consistent with the EBITDA measures of other companies and is not consistent with GCL’s calculation of operating income before depreciation and amortization. The following table reconciles EBITDA to profit/loss:

	Year Ended December 31,
	2005	2006(1)	2007	2008	2009
Profit/(loss)	£7,992	£12,753	£(1,541)	£(29,845)	£4,668
Finance costs, net	39,919	14,688	29,021	58,360	18,378
Tax (benefit)/charge	(2,477)	9,377	6,297	432	598
Recognition of negative goodwill	—	(1,050)	—	—	—
Depreciation	15,444	19,041	31,730	32,910	32,684
Amortization	4,660	5,510	10,431	11,789	10,440

EBITDA	£65,538	£60,319	£75,938	£73,646	£66,768

(1)

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires restatement of comparative financial statements. During the year ended December 31, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the consolidated statement of comprehensive income for the year ended December 31, 2006.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business, and any investment in us, is subject to a number of significant risks, including those described below. Additional risks and uncertainties not presently known to us, or that we currently believe are immaterial, could also impair our business, financial condition, results of operations and our ability to fulfill our obligations under the Notes. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness —Senior Secured Notes.”

In addition to the risk factors identified under the captions below, the operations and results of our business are subject to risks and uncertainties identified elsewhere in this annual report on Form 20-F as well as general risks and uncertainties such as those relating to general economic conditions and demand for telecommunications services.

Risks related to Liquidity and Financial Resources

We face a number of risks related to current global economic conditions and the severe tightening in the global credit markets.

The global economy and capital and credit markets have been experiencing exceptional turmoil and upheaval. Many major economies entered significant recessions in 2008 which continued throughout much of 2009. Ongoing concerns about the systemic impact of potential long-term and wide-spread recession, volatile energy costs, volatile foreign currency markets, sovereign debt levels and associated default risk, geopolitical issues, the availability, cost and terms of credit, consumer and business confidence, substantially increased unemployment and the crisis in the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for both established and emerging economies, including those in which we operate. In the second half of 2008, added concerns fueled by government interventions in financial systems led to increased market uncertainty and instability in UK and other international capital and credit markets. These conditions contributed to economic uncertainty of levels not seen in over seventy years. The availability, cost and terms of credit have also been and may continue to be adversely affected by illiquid markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in many cases cease to provide, credit to businesses and consumers. These factors have led to a substantial decrease in spending by businesses and consumers, and a corresponding decrease in or deferral of global infrastructure spending, which could impact future demand for our services. Turbulence in the UK and other international markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial position of our customers, including our ability to refinance maturing debt instruments and to access the capital markets and obtain capital lease and similar financing to meet liquidity needs.

We may not be able to achieve anticipated economies of scale.

We expect that economies of scale will allow us to increase revenues while incurring incremental costs that are proportionately lower than those applicable to our existing business. If the increased costs required to support our revenue growth turn out to be greater than anticipated, we may be unable to improve our profitability and/or cash flows even if revenue growth goals are achieved. Adverse conditions in the UK and world economies could temper our growth, although the value we offer prospective customers could attract business in a cost-saving environment. In addition, improvements in our cost structure in the short term become more difficult as the amount of potential savings decreases due to the success of past savings initiatives.

Future cash flows may not meet our expectations.

Our cash flow expectations are predicated on significant revenue growth in our target enterprise and carrier data sales channels, including economies of scale expected from such growth, and the success of ongoing cost reduction initiatives. Our expectations are also based in part on arranging capital leases and other forms of equipment financing. Our ability to arrange such financing will depend on credit market conditions, which could prove more difficult given current conditions in the credit markets. If we are unable to arrange such financings, we may not be able to make all necessary or desirable capital and other expenditures to run and grow our business, to continue as a going concern and/or to comply with certain provisions of the Indenture which requires us to offer to repurchase outstanding Notes upon occurrence of certain events under the Indenture.

Access vendors could force us to accelerate payments to them, which would adversely impact our working capital and liquidity.

Cost of access represents our single largest expense and gives rise to material current liabilities. We actively manage our working capital through careful attention to our receivables and payables. In the past, certain telecommunications carriers from which we purchase access services demanded that we pay for access services on a more timely basis, which resulted in increased demands on our liquidity. If such demands were to continue to a greater degree than anticipated, or if access vendors were to insist on significant deposits to secure our access payment obligations, we could be prevented from meeting our cash flow projections and our long-term liquidity requirements. Current global economic and credit market conditions could cause access vendors to insist upon more timely payment or the provision of security deposits.

The covenants in the Indenture limit, and future debt instruments may limit, our financial and operational flexibility.

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

Risks related to our operations

Our pension plans may require additional funding and negatively impact our cash flows.

Certain of our employees are covered by our defined benefit pension plans. These plans were closed to new employees on December 31, 1999. Our pension expense and required contributions to our pension plans are directly affected by the value of plan assets, the projected rate of return on plan assets, the actual rate of return on plan assets and the actuarial assumptions we use to measure the defined benefit pension plan obligations. As of December 31, 2009, the projected benefit obligation under our pension plans was approximately £46.4 million and the value of plan assets was approximately £36.9 million, resulting in our pension plans being underfunded by approximately £9.6 million, of which £2.9 million is attributable to participants of the plans and is therefore not a liability of ours and £4.6 million remains unrecognized. If plan assets perform below expectations, future pension expense and funding obligations will increase, which would have a negative impact on our cash flows from operations, decrease borrowing capacity and increase interest expense.

We are subject to several unpredictable factors that may adversely impact our results of operations.

Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control. Some of the primary factors that may affect our results of operations include the following:

•	changes in pricing policies or the pricing policies of our competitors;

•	general economic conditions as well as those specific to our industry;

•	demand for our higher margin services;

•	our success in renewing significant long-term customer contracts on favorable terms as such contracts come up for renewal;

•	changes in regulations and regulatory rulings or interpretations; and

•	changes in tax law or policy.

A delay in generating revenue or the timing of recognizing revenue and expenses could cause significant variations in our operating results from quarter to quarter. Results in future quarters may be below analysts’ and investors’ expectations.

Our rights to the use of the fiber that make up our network may be affected by the financial stability of our fiber providers.

A significant part of our network and some of our other transmission facilities are held by us through long-term leases or indefeasible rights to use (“IRU”) agreements with various companies that provide us access to facilities or fiber owned by them. The bankruptcy or financial collapse of one of these providers could result in a loss of our rights under such leases and agreements with the provider, which in turn could have a negative impact on the integrity of our network and ultimately on our results of operations.

We may not be able to continue to connect our network to incumbent carriers’ networks or maintain internet peering arrangements on favorable terms.

We must be party to interconnection agreements with incumbent carriers and certain independent carriers in order to connect our customers to the public switched telephone network (“PSTN”). If we are unable to renegotiate or maintain interconnection agreements on favorable terms, it could adversely affect our ability to provide services. Although certain rights to interconnect with other networks are subject to legal and regulatory protection, new IP-based networking technologies are becoming more generally adopted within the industry and new commercial and charging models are being developed for interworking between these networks. The extent to which such new models may affect our business is still uncertain. Peering agreements with Internet service providers allow us to access the Internet and exchange transit with these providers. Depending on the relative size of the carriers involved, these exchanges may be made without settlement charge. Recently, many Internet service providers that previously offered peering have reduced or eliminated peering relationships or are establishing new, more restrictive criteria for peering and an increasing number of these service providers are seeking to impose charges for transit. Increases in costs associated with Internet and exchange transit could have a material adverse effect on our margins for our products that require Internet access. We may not be able to renegotiate or maintain peering arrangements on favorable terms, which would impair our growth and performance.

It is expensive and difficult to switch new customers to our network, and lack of cooperation of incumbent carriers can slow the new customer connection process.

It is expensive and difficult for us to switch a new customer to our network because:

•

we usually charge the potential customer certain one-time installation fees, and, although the fees may be less than the cost to install a new customer, they may act as a deterrent to becoming our customer; and

•

we require cooperation from the incumbent carrier in instances where there is no direct connection between the customer and our network, which can complicate and add to the time that it takes to provision a new customer’s service.

Many of our principal competitors are already established providers of services to our target customers. Their connections from their premises to those of their customers are expensive and difficult to duplicate. To complete the new customer provisioning process, we rely on the incumbent carrier to process certain information. The incumbent carriers have a financial interest in retaining their customers, which could reduce their willingness to cooperate with our new customer provisioning requests, thereby adversely impacting our ability to compete and grow revenues. Further consolidation of carriers with other telecommunications service providers may make these problems more acute.

The operation, administration, maintenance and repair of our systems require significant expenses and are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design life.

Our telecommunications systems, and those of our parent, are subject to the risks inherent in large-scale, complex fiber-optic telecommunications systems including (i) equipment breakdowns; (ii) service interruptions; (iii) power outages; (iv) software defects; (v) security breaches; (vi) physical damage to access lines and equipment and (vii) natural disasters. The operation, administration, maintenance and repair of these systems require the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment located throughout the world and require significant operating and capital expenses. Our systems may not continue to function as expected in a cost-effective manner. For example, as our network elements become obsolete or reach their design life capacity, our operating and capital expenses could significantly increase depending on the nature and extent of repairs or replacements. The failure of the hardware or software to function as required could render a cable system unable to perform at design specifications or at all, which could have a material adverse impact on our business, results of operations and financial condition.

Furthermore, interruptions in service or performance problems, for whatever reason, could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones. In particular, a failure of our operations support systems could adversely affect our ability to process orders and provision sales, and to bill for services efficiently and accurately, all of which could cause us to suffer customer dissatisfaction, loss of business, loss of revenue or the inability to add customers on a timely basis, any of which would adversely affect our revenues. In addition, because many of our services are critical to our customers’

businesses, a significant interruption in service could result in lost profits or other loss to customers. Although we attempt to disclaim liability for these losses in our service agreements, a court might not enforce a limitation on liability under certain conditions, which could expose us to financial loss. In addition, we often provide customers with guaranteed service level commitments. If we are unable to meet these guaranteed service level commitments for whatever reason, we may be obligated to provide our customers with credits, generally in the form of free service for a short period of time, which could negatively affect our operating results and we may be exposed to other liabilities.

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

We need these business support systems to expand and adapt to our continued growth. We have generally been successful in moving customers to new services, and we therefore face a continuing challenge as business support systems become outdated and expensive to maintain, and the support available to them becomes limited. We have utilized and will continue to utilize the business support systems developed or maintained by our parent and its affiliates. Our parent and its affiliates are developing and upgrading the business support systems globally. We are closely involved in this effort and will benefit from certain of the enhancements in the global business support systems in our business in the UK. We can give no assurance that the development and upgrade of the global business support systems will be successful, will be completed on a timely basis, or will satisfy the specific needs of our business. This could have a material adverse effect on our business, results of operations and financial condition. In particular, a failure of our operations support systems could adversely affect our ability to process orders and provision sales, and to bill for services efficiently and accurately, all of which could cause us to suffer customer dissatisfaction, loss of business, loss of revenue or the inability to add customers on a timely basis, any of which would adversely affect our revenues.

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

While we do not believe that there exists any technology patented by others, or other intellectual property owned by others, that is necessary for us to provide our services and that is not now subject to a license allowing us to use it, from time to time we receive claims from third parties in this regard and there can be no assurances as to our ability to defend against those claims successfully. If such intellectual property is owned by others and not licensed by us, we would have to negotiate a license for the use of that intellectual property. We may not be able to negotiate such a license at a price that is acceptable or at all. This could force us to cease offering products and services incorporating such intellectual property, and adversely affect our business, results of operations and financial condition.

We are exposed to significant currency exchange rate risks and our results of operations may suffer due to currency translations.

Commencing in September 2008, pounds sterling has weakened considerably against both the US Dollar, in which a significant portion of Senior Secured Notes are denominated, and the euro. This depreciation has had an adverse impact on our finance costs. If this weakening continues, it could have an adverse impact on our results going forward. In addition, further weakening of pounds sterling against those currencies would increase the pounds sterling equivalent of liabilities held by us in those currencies.

In addition, where we issue invoices for our services in currencies other than pounds sterling, our operating results may suffer due to currency translations in the event that such currencies depreciate relative to pounds sterling and we cannot or do not elect to enter into currency hedging arrangements in respect of those revenues. Declines in the value of foreign currencies relative to pounds sterling could adversely affect our ability to market our services to customers whose revenues are denominated in those currencies.

Many of our most important government customers have the right to terminate their contracts with us if a change of control occurs, or to reduce the services they purchase from us.

Various agencies of the UK Government together represented approximately 48.3%, 45.6% and 32.1% of our revenues in 2009, 2008 and 2007, respectively. Many of our government contracts contain broad change of control provisions that permit the customer to terminate the contract in the event that we undergo a change of control. A termination in many instances gives rise to other rights of the government customer, including, in some cases, the right to purchase some of our assets used in servicing those contracts. Some change of control provisions may be triggered when any lender (other than a bank lender in the normal course of business) or a noteholder or a group of noteholders would have the right to control us or the majority of our assets upon any event, including upon bankruptcy. If our noteholders have the right to control us or the majority of our assets upon such event, it could be deemed to be a change of control. Similarly, if STT’s ownership interest in GCL falls below certain levels, it could be deemed to be an indirect change of control of us. In addition, most of our government contracts do not include significant minimum usage guarantees. Thus the applicable customers could simply choose not to use our services and move to another telecommunications provider. If any of our significant government contracts were terminated as a result of a change of control or otherwise, or if the applicable customers were to significantly reduce the services they purchase under these contracts, we could experience a material adverse effect on our business, results of operations and financial condition. In addition, one of our principal customer relationships is with the UK Foreign and Commonwealth Office (“FCO”), to whom we provide an international telecommunications network known as the FTN. Our contract to provide the FTN is scheduled to expire in May 2010. We have entered into transition arrangements in respect of the FCO’s migration to the replacement provider for the FTN. We do not expect this to have a significant impact on our results for 2010. In addition, we continue to pursue other ordinary course commercial opportunities with the FCO.

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

A significant portion of our revenue comes from a limited number of customers. For example, 48.7% (2008: 52.9%) of our revenue for the year ended December 31, 2009 came from our ten top customers. The public sector generated 48.3% (2008: 45.6%) of our revenue for the year ended December 31, 2009.

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

With few exceptions, our contracts with our customers do not provide for committed minimum revenues or service usage thresholds. Moreover, many of them contain benchmarking or similar provisions permitting or requiring the periodic renegotiation or adjustment of prices for our services based upon, among other things, changes in market prices within the industry. Accordingly, we can give no assurance that, even with respect to customer contracts of significant duration, we will be able to maintain per-unit pricing or overall revenue streams at current levels. If unit pricing declines and we are unable to sell additional services to such customers or services to new customers, or commensurately reduce costs, there could be a material adverse effect on our business, results of operations and financial condition.

We rely on a limited number of third party suppliers.

We depend on a limited number of suppliers for equipment and services relating to our network infrastructure. If these suppliers:

•	experience financial or technical problems,

•	develop favorable relationships with our competitors,

•	experience interruptions or other problems in their own businesses, or

•	cannot or do not deliver these network components or services on a timely basis,

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

The lease to us by Network Rail (which owns the UK’s railway infrastructure) of fiber optic cable and ancillary equipment and our capacity purchase agreement with them which enables our use of the copper cable and private automatic branch exchange equipment (“PABXs”) which we use to deliver managed voice services to the train operating companies, comprise a key set of contractual documents in our relationship with Network Rail. The deed of grant is a related agreement that gives us wayleave rights until at least 2046 that permit us to maintain existing leased and owned fiber and network equipment and to lay new fiber and install new equipment, subject to specified payments to Network Rail. If we become insolvent, Network Rail becomes entitled, but not obligated, with certain exceptions, to terminate the lease, the capacity purchase agreement and the related deed of grant described above. Certain of our other customer contracts, including many of our government contracts, contain clauses entitling the counterparty to terminate should we become insolvent. Some of these contracts contain similar termination provisions that would apply if a direct or indirect parent company of us, including GCL, becomes insolvent. The loss of rights under the lease with Network Rail, the deed of grant, the capacity purchase agreement or any of the significant customer contracts containing similar termination provisions could have a material adverse effect on our business, results of operations and financial condition.

Risks related to Competition and our Industry

We face significant competition in the marketplace.

In the enterprise and carrier data and voice channels, we compete chiefly with various divisions of BT, Cable & Wireless (“C&W”) and Verizon, which, on a combined basis, have a majority of the market share for these services. Concerning the government and rail sectors in particular, our principal competitors are BT and C&W. Other competitors include COLT, Virgin Media Business and KCOM. Depending on the type of customer, we will compete on the basis of level of service, quality of technology and price. Our network reach, which includes not only the ability to connect with customers but also the ability to decrease the distance between enterprise entities and their point of interconnection with our network, is also a significant factor that determines our ability to compete for customers in the enterprise sector. The level of competition we face could lead to a reduction in our revenues and margins as well as other material adverse effects on our business, operations and financial condition.

The prices that we charge for our services have been decreasing, and we expect that such decreases will continue over time.

We expect overall price erosion in our industry to continue at varying rates based on our service portfolio and reflective of marketplace demand and competition relative to existing capabilities and availability. Accordingly, our historical revenues are not indicative of future revenues based on comparable traffic volumes. If the prices for our services decrease for whatever reason and we are unable to increase profitable sales volumes through additional services or otherwise or correspondingly reduce operational costs, our operating results would be adversely affected. Similarly, future price decreases could be greater than we are anticipating.

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

We face competition in each of our markets from the incumbent carrier in that market and from more recent market entrants. In addition, we could face competition from other companies, such as other competitive carriers, cable television companies, microwave carriers, wireless telephone system operators and private networks built by large end-users or municipalities. The introduction of new technologies may reduce the cost of services similar to those that we plan to provide and create significant new competitors with superior cost structures. If we are not able to compete effectively with any of these industry participants, or if this competition places excessive downward pressure on prices, our operating results would be adversely affected.

The Office of Communications (“Ofcom”) is encouraging new operators to build their own infrastructures to compete with BT and during recent years, BT has made significant progress towards completing construction of a new, IP-based network which it refers to as a “21st Century” network. At present, it is not clear how operators will connect with this network. There are currently no proposals as to how and at what level BT will charge for access to the network. In January 2010, discussions were initiated between BT and communications providers, including us, on the interconnect nodes that will be available for calls originating on Voice over “Next Generation Access” (“VoNGA”) lines and how migration from Time Division Multiplexing (“TDM”) to IP Interconnect for VoNGA will take place. Regulation has historically provided for the expansion of competition in the marketplace and the subsequent lowering of tariffs charged across the industry. However, there is no way to know with certainty what regulatory actions Ofcom and other governmental and regulatory agencies may take in the future. Individually and collectively, these matters could have negative effects on our business, which could materially and adversely affect our business, results of operations and financial condition.

Many of our competitors have superior resources, which could place us at a cost and price disadvantage.

Many of our existing and potential competitors have significant competitive advantages, including greater market presence, name recognition and financial, technological and personnel resources, superior engineering and marketing capabilities, more ubiquitous network reach, and significantly larger installed customer bases. As a result, many of our competitors can raise capital at a lower cost than we can, and they may be able to adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities (including regulatory changes) more readily, and devote greater resources to the development, marketing and sale of products and services than we can. Also, our competitors’ greater brand name recognition may require us to price our services at lower levels in order to win business. Our competitors’ financial advantages may give them the ability to reduce their prices for an extended period of time if they so choose. Many of these advantages are expected to increase with the trend toward consolidation by large industry participants. Continued industry consolidation could further strengthen our competitors and adversely affect our prospects.

Failure to develop and introduce new services could affect our ability to compete in the industry.

We continuously develop, test and introduce new communications services that are delivered over our communications network. These new services are intended to allow us to address new segments of the communications marketplace and to compete for additional customers. In certain instances, the introduction of new services requires the successful development of new technology. To the extent that upgrades of existing technology are required for the introduction of new services, the success of these upgrades may be dependent on reaching mutually-acceptable terms with vendors and on vendors meeting their obligations in a timely manner. In addition, new service offerings may not be widely accepted by our customers. If our new service offerings are not widely accepted by our customers, we may terminate those service offerings and we may be required to impair any assets or technology used to develop or offer those services. If we are not able to successfully complete the development and introduction of new services in a timely manner, our business, results of operations and financial condition could be materially adversely affected.

Our selection of technology could prove to be incorrect, ineffective or unacceptably costly, which would limit our ability to compete effectively.

The telecommunications industry is subject to rapid and significant changes in technology, evolving industry standards, changing customer needs, emerging competition and frequent new product and service introductions. The future success of our business will depend, in part, on our ability to adapt to these factors in a timely and cost-effective manner. If we do not replace or upgrade technology and equipment that becomes obsolete, or if the technology choices we make prove to be incorrect, ineffective or unacceptably costly, we will be unable to compete effectively because we will not be able to meet the expectations of our customers, which would have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2009, our real estate restructuring reserve aggregated £24.1 million of continuing building lease obligations and broker commissions, offset by anticipated receipts of £16.1 million from existing subleases and £5.1 million from subleases projected to be entered into in the future. Although we believe these estimates to be reasonable, actual sublease receipts could be materially less than we have estimated which could in turn have a material adverse effect on our business, results of operations and financial condition.

The influence of our parent, actions our parent takes, or actions we are obliged to take as a result of our parent’s actions, together with the interests of certain of our directors due to ownership of, or options to purchase, our parent’s stock, may conflict with our interests.

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

In addition to our operational agreements, our parent company can influence what we do with available cash flow. For example, during 2003 and 2004, we periodically upstreamed a portion of our cash on hand and operating cash flow to our parent company and its affiliates to repay loans. Although we did not upstream any cash in 2005, in 2006 we upstreamed US$80.8 million via intercompany loans, US$30.4 million of which were repaid in 2006. A further US$5.0 million was upstreamed and repaid in 2007. We did not upstream any cash in 2008 and 2009. It is possible that our parent company may use us as a source of funding, subject to the terms of the Indenture and applicable restrictions under English law, and that we will continue to upstream available cash to fund our parent’s and its subsidiaries’ operations. The terms of the Indenture permit certain upstream payments including, subject to certain restrictions, upstreaming up to 50% of our Operating Cash Flow, as defined in the Indenture.

Some of our directors and officers own or have options to purchase or other rights to receive our parent’s common stock and participate in our parent company’s incentive compensation programs. This could create, or appear to create, potential conflicts of interest when our directors and officers are faced with decisions that could have different implications for our parent than they do for us. Such directors and officers may not be liable to us or our stockholders for a breach of any fiduciary duty as one of our directors and officers by reason of the fact that our parent or any of its affiliates pursues or acquires a corporate opportunity for itself, directs a corporate opportunity to another person or such director or officer does not communicate information regarding such corporate opportunity to us, each of which could have a material adverse effect on our business, results of operations and financial condition.

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

The ability to make payments on our indebtedness, including the Notes, and to fund planned operating and capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors, including other factors discussed above under “—Risks Related to Liquidity and Financial Resources”, that are beyond our control. This has led to limited access to the capital markets by companies in our industry. Our access to the capital markets may also be limited in the future if our parent were to become financially distressed.

If our future cash flows from operations are insufficient to pay our debt obligations or to fund other liquidity needs, we may be forced to sell assets or attempt to restructure or refinance our existing indebtedness. We may also be required to raise additional debt or equity financing in amounts that could be substantial. We cannot assure our holders of the Notes that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including principal, interest and other amounts due in respect of the Notes. Nor can we assure holders of our Notes that we will generate sufficient cash flow to fund our other liquidity needs. We may need to refinance all or a portion of its debt, including the Notes, on or before maturity, and our ability to refinance such debt is generally dependent upon the availability and cost of credit. A disruption in the capital markets, such as the type of disruption that emerged in Europe and the United States during 2007, and has continued through the date of this report, could limit our ability to obtain credit at a reasonable cost. We cannot assure holders of the Notes that we will be able to refinance any of our debt, including the Notes, on commercially reasonable terms if at all.

The holders of the Notes should not rely upon funds from our parent company or its affiliates to service obligations under the Notes.

We have historically served, and in the future may serve, as a source of funding for our parent company and its affiliates. Prior to 2003, we incurred substantial amounts of intercompany indebtedness owed to our parent company and its affiliates. Since the second quarter of 2003, we have periodically made repayments on this indebtedness from our positive cash flow. Moreover, we upstreamed substantially all of the net proceeds of the offering of the Initial Notes on December 20, 2004, through repayment of debt or otherwise, to our parent company and its subsidiaries with the result that as at December 31, 2004 we had a zero intercompany balance. The intercompany debt balance remained zero as of December 31, 2005. As of December 31, 2008 there were loans due from affiliates of £34.9 million, comprising a US$50.4 million loan due from GCE. As of December 31, 2009 there were loans due from affiliates of £31.3 million, comprising a US$50.4 million loan due from GCE. See note 24 “related party transactions” within the accompanying consolidated financial statements for the year ended December 31, 2009 included elsewhere in this annual report on Form 20-F.

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

On May 9, 2007, GCL entered into a US$250.0 million five-year senior secured term credit facility (as amended, the “Term Loan Agreement”) with certain subsidiaries of GCL under which Goldman Sachs Credit Partners L.P. acts as administrative and collateral agent for a group of lenders. The term loan was increased to US$350.0 million pursuant to an amendment to the Term Loan Agreement executed on June 1, 2007. In addition, under the terms of the GCL Term Loan Agreement, loans that we make to our parent or its subsidiaries were required to be subordinated to their payment obligations under the GCL Term Loan Agreement. Such subordination restricted our ability to recover amounts under such intercompany loans.

On September 22, 2009, our parent issued 12% Senior Secured Notes due September 15, 2015 at an issue price of 97.944% of their par value (“12% Senior Secured Notes”). The transaction was intended to simplify our parent’s capital structure and to improve its liquidity and financial flexibility.

Our parent used certain proceeds from the issuance of the 12% Senior Secured Notes to repay the Term Loan Agreement in full. As the 12% Senior Secured Notes do not contain any requirement that intercompany loans from us to our parent or any of its subsidiaries that have guaranteed the 12% Senior Secured Notes (i.e., substantially all GCL subsidiaries other than GCUK and its subsidiaries) must be subordinated to the payment of obligations under the 12% Senior Secured Notes, there is, following repayment of the Term Loan Agreement, no longer any requirement for intercompany loans from us to our parent or any of its subsidiaries that have guaranteed the 12% Senior Secured Notes to be subordinated.

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

•

any rights, title, interest or obligations under certain specified excluded contracts, including (i) any contract in which our counterparty is a UK governmental entity; and (ii) any contract in which our counterparty is a contractor or subcontractor to a UK governmental entity (these excluded contracts include those with FCO, OGCbuying.solutions and other important customers);

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

Upon the occurrence of a “change of control”, as defined in the Indenture, the Issuer will be required to make an offer to purchase all outstanding Notes at a price in cash equal to 101% of the principal amount thereof, plus any accrued and unpaid interest to the date of repurchase. Events involving a change of control may result in an event of default under any other debt that may be incurred in the future. This could result in an acceleration of the payment of that debt as well. We cannot assure holders of our Notes that the Issuer would have sufficient resources to repurchase the Notes or pay its obligations under the Notes or that we would have sufficient resources to do so if the debt under any other future debt were accelerated upon the occurrence of a change of control. If a change of control occurs at a time when we or the Issuer are prohibited from purchasing the Notes under any other debt agreements, we or the Issuer could seek the consent of any lenders to purchase the Notes or could attempt to refinance the borrowings that prohibit our repurchase of the Notes. If we or the Issuer do not obtain that consent or repay the borrowings, the prohibition from purchasing the Notes would remain. In addition, we expect that we would require third-party financing to make an offer to repurchase the Notes upon a change of control. We can give no assurance that we would be able to obtain such financing. Any failure by the Issuer to repurchase any of the tendered Notes would constitute an event of default under the Indenture, which would likely cause a default under any other indebtedness.

The change of control provision contained in the Indenture may not necessarily afford investors protection in the event of certain important corporate events, including a reorganization, restructuring, merger or other similar transaction involving us that may adversely affect investors, because such corporate events may not involve a shift in voting power or beneficial ownership or, even if they do, may not constitute a “change of control” as defined in the Indenture. Except for the exceptions and qualifications that are described in the Indenture governing the Notes, the Indenture does not contain provisions that require us to offer to repurchase or redeem the Notes in the event of a reorganization, restructuring, merger, recapitalization or similar transaction.

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

The Issuer and each Guarantor is incorporated in England and Wales. Our parent company is incorporated under the laws of Bermuda and has substantial ties to the United States and its other subsidiaries are incorporated in various jurisdictions. In the event that any one of the Issuer, any Guarantor, our parent company or any of its subsidiaries experiences financial difficulty, it is not possible to predict with certainty the jurisdiction or jurisdictions in which insolvency or similar proceedings would be commenced or the outcome of such proceedings.

If a bankruptcy, insolvency or similar event occurs, there could be proceedings involving our parent company or its subsidiaries in England and Wales, Bermuda, the United States or elsewhere and it is possible that we could be made a part of these proceedings. Multi-jurisdictional proceedings are likely to be complex and costly for creditors and otherwise may result in greater uncertainty and delay regarding the enforcement of the holders of the Notes rights. The rights of the holders of the Notes under the Notes and the Guarantees could be subject to the insolvency and administrative laws of several jurisdictions, and therefore we cannot assure holders of the Notes that they will be able to effectively enforce their rights in such complex multiple bankruptcy, insolvency or similar proceedings.

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

On the basis of historical financial information, recent operating history and other factors, we believe that each Guarantor, after giving effect to its Guarantee of the Notes, was not insolvent, did not have unreasonably small capital for the business in which it is engaged and did not incur debts beyond its ability to pay such debts as they mature. We can give no assurance however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard. In the event that any Guarantee obligation is clawed-back or deemed to be invalid or unenforceable, investors would cease to have any claim against the relevant Guarantor and would be a creditor solely of the Issuer, or would have a reduced claim against such Guarantor.

English insolvency laws may limit the ability of holders of the Notes to recover amounts due on the Notes and the Guarantees.

Because the Issuer and each of the Guarantors are UK-registered corporations and our respective centers of main interest (as referred to in the EC Regulation on Insolvency Proceedings 2000 (“European Insolvency Regulations”) are in England, any insolvency proceedings by or directed against us are likely to be pursuant to English laws (although, as mentioned in “—Holders of the Notes may have difficulty enforcing their rights across multiple jurisdictions” we cannot exclude the possibility that, given our parent company’s ties to the United States, the US bankruptcy code might apply). Due to the nature of English insolvency laws, the claims of the holders of the Notes against the Issuer and, under each Guarantee, each Guarantor, and their ability to protect their interests will be affected in a different manner and by different factors than they would be under US bankruptcy law. Although both systems have as a basic principle the fair distribution of a company’s assets among its creditors, there are differences between the two systems. Creditors who benefit from a fixed charge may be able to realize the relevant asset by the appointment of a receiver. The charge securing the Notes is a fixed charge over certain assets and a floating charge over certain of the other assets.

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

Leveraging its network assets, Racal was able to market and deliver advanced managed network services to a growing range of customers, while retaining its core focus on the government and rail sectors. Meanwhile, our old parent company was building a worldwide integrated IP network, based on fiber-optic technology. As part of its overall strategy, our old parent acquired us in November 1999. In addition, as part of our old parent’s acquisition of Frontier Communications in September 1999, we acquired Frontier’s UK businesses, including the termination of national and international voice services, which now constitutes part of our business.

In December 2006, we acquired Fibernet which, as a provider of specialist telecommunications services in the UK, had previously been a competitor of ours, as well as one of our largest carrier customers.

During 2007 we completed the integration of Fibernet into our business. With effect from close of business on December 31, 2009, GCUK agreed to purchase the business, trade, assets and liabilities of its subsidiaries Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited for a purchase price equal to the net asset value transferred. The purchase price will remain outstanding as a non-interest bearing loan with no fixed repayment date. This agreement was entered into in order to facilitate an intra group reorganization and corporate simplification exercise.

B.	Business Overview

Services Offered

We are a leading UK communications solutions provider offering a suite of IP and telecommunications services. We are an indirect, wholly-owned subsidiary of, and the principal UK telecommunications business of,

Global Crossing. We have a strong and established enterprise customer base, including over 100 UK government departments, information technology systems integrators, rail sector customers and major corporate clients, to whom we provide tailored services. These enterprise customers represented 76.6% of our revenue for the year ended December 31, 2009. We also provide services to our carrier customers, who are typically national and international communications service providers, including mobile network operator customers.

We operate the most extensive fiber optic network in the UK after BT, C&W and Virgin Media Business. Because of our network’s reach and capacity, we believe that we are well positioned to take advantage of new business opportunities with relatively modest incremental capital expenditure.

Despite the highly competitive nature of the telecommunications industry we operate in, we have been able to maintain a significant recurring revenue stream and stable margins through a strong product and service suite and strong customer relationships. Our financial results for the year ended December 31, 2009 included revenue of £308.9 million, operating profit of £23.6 million and the generation of £18.3 million of operating cash flow, after interest payments of £32.2 million.

Enterprise Services

In general, we provide enterprise customers with a range of services that typically are complex in character. These services are predominantly managed data and IP services tailored to address our customers’ specific requirements. Increasingly, since the launch of the Global Crossing Data Center in London, we provide managed hosting services on a standalone basis or in unison with our other voice and data services. We also supply managed voice services, including national and international direct dial, teleconferencing and non-geographic number services (for example, toll-free services) and VoIP. We frequently bundle our voice services with data services and supply them on a competitive basis with customized tariff structures.

We provide both managed data and traditional voice services and IP-based services. The components of our traditional voice and data communications services include the following products:

•

Managed services. We provide managed hosting, data and voice services, offering all of the benefits of a private corporate telecommunications network, with full management of the network infrastructure, including technology refreshes, security and maintenance. Our data centre services include data center connectivity, low cost connectivity for organizations with bandwidth demands, real time transaction replications, and assistance with installation/configuration and ongoing support. All our managed hosting, data and voice services offer 24 hour network monitoring, fault reporting and competitive service level agreements (“SLA”). In 2009 we added Juniper as a Global Customer Premises Equipment provider along with the introduction of wide area network (“WAN”) acceleration services. We also launched Managed Security Services which include Managed Firewall, intrusion detection service/intrusion detection and prevention (“IDS/IDP”), policy advice and encrypted token services.

•

Data connectivity through access to national and international IP networks. We have a converged IP-based services platform. We have built a high speed multi-service multi-protocol label switching (“MPLS”)/IP core network with full end to end support for Class of Service (“CoS”) and Quality of Service (“QoS”). This is enabling us to offer IP-based services such as IP-based virtual private networks (“IP-VPN”), VoIP and IP Video delivered over a single access loop (i.e. a converged service) to our customers, whether in isolation or bundled with an end to end managed solution. Our implementation of a high speed MPLS core along with IP CoS/QoS and associated SLAs, provide a high level of performance, making it ideal for customers such as government, financial, media and entertainment organizations. We provide a specialized UK Government IP VPN, which combines a managed connectivity platform, equipment, circuits and services to support the interconnection among UK Government Ethernet local area networks.

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

•

Ethernet connectivity. We have launched our flagship Global Ethernet offering in 2010 – EtherSphere, providing point-to-point, point-to-multi-point and any-any virtual private Local Area Network (“LAN”) service (“VPLS”) Ethernet services within 26 countries, including the UK, and across Europe, North and South America and Asia. These can be standalone services or used as access to IP-VPN or Converged Service offerings including Data Centre, VoIP and Dedicated Internet Access (“DIA”) to name a few. In addition to our new core offering we have also launched our EtherExtend services covering 25 Global Partnership interconnects to enable the provision of Fixed and Flex last mile Ethernet access solutions to complement our EtherSphere, IP-VPN, DIA and other converged network service offerings.

•

Collaboration Services. We provide a full suite of collaboration services, including audio conferencing, web conferencing and video conferencing. These services are fully managed by a Global Operations team and enable businesses to realize monetary savings on travel expenses, and increase productivity whilst simultaneously reducing carbon emissions.

•

Professional services. We have an established set of Professional Services capabilities that sits across our Enterprise customers that have included Consultancy (Security, Infrastructure and Applications based), Design, Implementation (where we have helped customers deploy large and complex service implementations and supported them with migration activities) and Lifecycle management. There have been an array of business and technical benefits to customers. We continue to develop our offerings to customers that will include optimization and virtualization in line with growth in our other core services.

•

Railnet. Railnet is a fully managed voice service provided to the UK Rail Industry over our core network and offers enhanced telephony, voicemail and reporting. Users are offered a range of handsets, headsets, and classes of service.

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

•

Hosted IP telephony. We have completed the first phase of the development of a range of hosted IP telephony services which ultimately is expected include a full suite of unified communications and collaborative services. Our hosted IP telephony offerings now comprise the UK’s only pan-government accredited, secure version of such services, while a separate set of offers on segregated infrastructure for the broader commercial (i.e. non-government) enterprise sector is nearing completion. Hosted IP telephony services should complement Global Crossing’s existing capability to meet the other market needs for IP PABX delivered VoIP services. During 2009, we saw an example of this when we signed a £12.0 million, and three year, contract extension with the UK Crown Prosecution Service.

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

•

Wavelengths. Wavelengths (usually 2.5 Gb/s or 10 Gb/s) continue to be a popular product for carriers looking to acquire large quantities of capacity. We are currently upgrading our UK and transatlantic backbones due to the high demand for these services

•

Private line. “Global Crossing Private Line” is a basic connectivity, structured capacity service allowing customers to build private networks and carry a full range of their business-critical applications. This includes Partial Private Circuits (“PPC”), which are local access circuits built deep into the BT exchanges.

•

Ethernet services. “Global Crossing Ethersphere” is a connectivity service ranging from Point to Point to MultiPoint to MultiPoint connectivity at speeds of 10Mb, 100Mb and 1Gb. Point to point Ethernet connectivity is available at data rates of up to 10Gb/s.

•

Global Ethersphere. Our global Ethersphere product is based on a VPLS architecture and extends to 57 cities worldwide. This global service complements our existing Ethersphere service in the UK. It is available at speeds of 10Mb, 100Mb and 1Gb.

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

In addition to our carrier data services, we provide the following carrier voice services:

•

Carrier voice service. Our carrier voice service offers wholesale voice call completion to most destinations throughout the world (whether on a fixed or mobile network). Interconnects can be provided on TDM or VoIP.

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

•

London carrier ring. Our London carrier ring provides connectivity among carriers wishing to exchange data or voice traffic, regardless of whether the carriers are on a time division multiplexing platform or an IP platform. This service is also connected to the GC Group Frankfurt carrier ring in Germany.

Collaboration Services

We offer a full range of collaboration services, including the audio, video and Web conferencing services described below:

Videoconferencing Services. These services provide video over IP and Integrated Services Digital Network (“ISDN”) platforms, using multipoint bridging to connect multiple sites. Our iVideoconferencingSM offering sends ISDN calls onto our IP network, minimizing dependence on international ISDN lines for superior quality, reliability and cost savings. Enhanced options available with our videoconferencing services include scheduling, recording and hybrid meetings that combine our audio and video services. As well as fully managed bridging facilities, we are also able, via strategic partners, to fully manage video end-points and provide audio visual hardware from leading manufacturers, thus providing customers with a one stop-shop solution to their collaboration needs.

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

Customers

We have an established enterprise customer base of over 500 customers, including more than 100 UK government departments, information technology systems integrators, rail transport agencies and medium to large corporate clients across various industry segments. We also have carrier customers who are typically national and international telecommunications providers, including mobile network operators. Revenue from our enterprise customers and carrier customers represented 76.6% and 23.2% of our total revenue, respectively, for the year ended December 31, 2009. Revenue from government departments, a component of enterprise revenue, represented 48.3% of total revenue for the year ended December 31, 2009. We typically enter into multi-year service contracts with our enterprise customers and provide them with a range of services tailored to their specific requirements. Revenue from enterprise customers with whom we have multi-year contractual relationships represented 73.8% of our total revenue for the year ended December 31, 2009.

Enterprise Customers

Since November 1999, we have derived the majority of our enterprise revenue from UK government departments and rail transport agencies. Over time, we have expanded many existing government relationships, such as the provision of services for our government customers during their technology refreshes and capacity upgrades, and have developed many new customer relationships. During 2009, we entered into 1,000 new contracts with existing enterprise customers and added 44 new contracts with 35 new enterprise customers. Our enterprise revenue was £247.3 million, £257.6 million and £236.7 million for the years ended December 31, 2007, 2008 and 2009, respectively. Our enterprise customers are typically large organizations with significant annual telecommunications budgets, which, along with the long-term nature of the contracts, have historically provided us with significant recurring revenue. Certain of our principal customer relationships include: British Council; Crown Prosecution Service; HP Enterprise Services (HM Prisons); FCO; Her Majesty’s Revenue and Customs; Lockheed Martin; Logica; Network Rail; OGCbuying.solutions (Managed Telecom Service); and the Royal Air Force.

The table below sets forth information regarding our enterprise revenue concentration. These amounts represent revenue for the periods indicated.

	Year Ended December 31,
	2007	2008	2009
	(in millions)
Enterprise revenue from Top 20 Customers(1)	£186.0	£199.0	£175.9
Other Enterprise Revenue(1)	61.3	58.6	60.8

Total Enterprise Revenue(1)	£247.3	£257.6	£236.7

(1)	Revenue in this table is based on historical information and does not necessarily indicate future revenue-generating capability.

Carrier Customers

We provide carrier services to a range of leading mobile and fixed line operators. Our carrier customers include AT&T, Azzurri, BT, C&W, Claranet, Colt, Entanet, Virgin Media Business, O2, Swiftnet, Verizon and Vodafone. The services that these operators require vary according to the current reach and capacity and planned build of their assets in the UK and include for example, usage-based interconnection services Ethernet, wavelengths, local loop access and prepaid leases.

Our carrier customers accounted for 23.2% of our total revenue in the year ended December 31, 2009. During this period, our single largest carrier customer individually accounted for approximately 2% of total revenue.

Our Core Network

We operate a high capacity and resilient optical transport network which consists of approximately 15,682 route kilometers (9,744 route miles) of national fiber optic cable which covers in excess of 130 towns and cities, approximately 52% of which is owned by us. The remainder is leased by us. Approximately 55% of this fiber runs in troughs along the UK rail network. Our core fiber network interconnects to local network providers at 395 points of presence (“PoPs”)—including sites where we extend into our customer premises and telehousing facilities—and 78 main switching units. This number of interconnections provides us with extensive customer reach at an advantageous cost of access.

Our nationwide fiber optic network currently contains lit fiber (optical fiber that has been connected to transmission equipment and is in use) and significant dark fiber (optical fiber that is not connected to transmission equipment and is not in use). We own approximately 79% of the currently lit fiber and, wherever possible, when usage increases require us to light additional capacity, we light our owned fiber rather than leased fiber. We believe that our existing network reach and capacity are sufficient to support a substantially increased revenue stream and customer base with modest incremental capital expenditure.

Business Strategy

For 2010, we have defined the following operational initiatives which we believe will grow both revenue and profitability:

•

Continue to manage costs and improve margins. We will continue to improve our cost structure by aggressively managing operating and third party access costs. This will be done by network optimization, infrastructure improvements, customer migrations, and other traditional means such as revenue assurance and access cost optimization, We work closely with our largest supplier (BT) to provide last mile connectivity to our customer base by interconnecting our networks at a physical level to obtain products at a wholesale cost level and reduce the cost of purchase of retail products through appropriate discount schemes. Models developed by our specialists allow us to routinely validate invoiced circuits against tariffs and to identify circuits which are sub-optimally routed. Past participation in regulatory driven product enhancements (wholesale circuits) have resulted in considerable savings and we continue to implement other recently introduced products, such as wholesale line rental and wholesale Ethernet services. We also continue to manage expenditures on discretionary items and control payroll costs by limiting salary increases and reducing other discretionary sales, general and administrative expenses.

•

Focus on our employees and customers and selectively augment our sales force. We will continue our efforts to maintain a motivated, enthusiastic and talented work force in order to achieve our strategies and support our customer base. We have adopted a continuous improvement management approach to enhance customer experience and are investing in processes, systems and tools to better enable our customers to configure and manage our services, including the development of a new customer portal that will provide customers with real-time visibility of their network. We have also selectively strengthened our sales and support staff serving the enterprise market.

•

Capitalize on industry trends and capture new demand. We believe that our growing our customer base, transport and hosting capabilities, and network of suppliers, coupled with our systems, processes and strong customer service, position us as a leading service provider. We believe that our extensive network and value-add service offerings position us well to meet growing demand for complete solutions for outsourcing, hosting as well as for bandwidth and IP connectivity. We also intend to leverage our innovation and focus on IP and Ethernet services to capture the customer demand created by the convergence of legacy protocols to packet-based networks such as ours.

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

For 2010, we have set a number of operational objectives which we believe will enhance revenue growth and/or profitability. We will continue to improve our cost structure by aggressively managing our operating and third party costs. We will continue to focus strongly on customer loyalty, by enhancing customer service and we will continue our efforts to maintain a motivated, enthusiastic and talented work force. We also intend to leverage our innovation and focus on IP and Ethernet services to capture the customer demand created by the convergence of legacy protocols to fixed, mobile and unified communications. In addition, we intend to continue to add capacity to and maintain our network in order to offer our growing suite of value-added service offerings to additional markets.

Market and Competitive Position

The general telecommunications business in the United Kingdom continues to be very competitive with a significant amount of competition resulting from liberalizations and de-regulation.

We currently compete with different divisions of BT, C&W, Verizon, COLT, Virgin Media Business and KCOM. Verizon, COLT and KCOM have a less extensive national footprint than we do and are not geographically present in many portions of the United Kingdom that our network covers. BT, C&W and Virgin Media Business can be considered to have national presence and have significant network assets.

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

The interactions are as follows:

•	We provide GCE co-location space at Slough for facilities that form part of its network.

•	GC Pan European Crossing UK Limited (“GC PEC”) provides us with co-location space at its Docklands premises for facilities that form part of our UK network.

•	We provide a dark fiber cable route to GCE for the route from Whitesands in Cornwall to London.

•	Our parent’s Global Network Operations Centers provide network management for our customers’ networks globally, including our customers in the United Kingdom.

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

For details of specific agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions”.

Network Rail and British Railways Board

British Rail originally developed a significant portion of our network in the 1980s and early 1990s. During that time, British Rail was a state-owned enterprise which owned and operated the national railway system in the United Kingdom. British Rail used its extensive network of railway property and rights-of-way to install fiber-optic and copper telecommunications networks across the United Kingdom. As part of the privatization of British Rail in 1994, portions of these network assets and associated liabilities were transferred to a newly created company. Other portions of these network assets and customer contracts for the provision of telecommunications services over the network were assigned to BRT, which was eventually acquired by our predecessor company in 1995.

At the time of their formation, BRT and Network Rail entered into a number of agreements. The principal agreements include:

•

The BR Telecommunications lease of Network Rail facilities. BRT leased certain fiber cables, distribution facilities, and transmission and switching equipment from Network Rail. The lease also covered certain copper cables and PABX equipment, which we use to deliver managed voice services to TOCs. We refer to these latter items of the lease as the copper assets. In connection with its plans to modernize the signaling system on the UK railways, Network Rail issued a notice to terminate our entitlement to use the copper assets, which termination became effective on March 31, 2005. In November 2004, we entered into a capacity purchase agreement with Network Rail that provides us with the right to use capacity over these copper assets. The initial term of the capacity purchase agreement expires at the end of March 2010 and we are currently engaged in discussions with Network Rail concerning a long term extension of the capacity purchase agreement. Pending those discussions, the agreement automatically renews until terminated by either party on 3 months notice.

•

The Network Rail lease of BR Telecommunications capacity. Network Rail retained the right to a specified amount of capacity to be carried over the assets originally leased to BRT in exchange for annual payments. We refer to this agreement as the grant of use. This grant of use was supplanted by a telecommunications service agreement effective in March 2005. The initial term of the telecommunications service agreement expires at the end of March 2010 and we are currently engaged in discussions with Network Rail concerning a long term extension of the telecommunications service agreement. Pending those discussions, the agreement automatically renews until terminated by either party on 3 months notice.

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

On November 4, 2009, following two years of consideration from initial publication by the European Commission (the “EC” or the “Commission”) of a set of proposed reforms, the European Parliament and Council of Ministers agreed to implement a number of changes to the existing regime, comprising two Directives intended to improve the existing regulatory framework and ensure that the needs of the users are more clearly defined and one Regulation establishing the Body of European Regulators for Electronic Communications (“BEREC”). These reforms as known as:

•	“Citizens rights” directive: Directive 2009/136/EC;

•	“Better regulation” directive: Directive 2009/140/EC; and

•	Regulation establishing BEREC: Regulation (EC) No 1211/2009.

The legislation which transposes the above Directives into national law must be passed by May 26, 2011.

Government Policy

In July 2009, the Government published the Digital Britain White Paper which set out the Government’s vision for the digital economy. Subsequent to this, on February 9, 2010, the Parliamentary Committee responsible for business published a report on Broadband in the UK which expanded upon the White Paper and, inter alia, commented on two main fiscal issues (i) recommending that business rates payable on fiber optic infrastructure be reduced as a means of stimulating Next Generation Access (“NGA”) roll-out; and (ii) a proposal to raise funding for building NGA through a new levy of 50p per month on all local loops in order to raise funds to be used in order to stimulate investment in access networks. If these recommendations are adopted, this would, we believe, have a net positive impact on the Company’s business.

At a party political level, it is anticipated that there will be an election for a new Government in the UK during 2010. Both the Labour and Conservative party, respectively the incumbent and main opposition, have set out certain policy objectives suggesting that there will be a focus during the coming years on accelerating the UK’s take-up of advanced services. While the effect on us of such policy objectives cannot be accurately predicted, it is likely that the overall impact will be the creation of new opportunities for the sector.

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

In more than 230 separate undertakings, which are set out in detail on the Ofcom website, BT has agreed to substantive structural, product and governance changes, affecting both its current and future networks. These undertakings create a new regulatory approach to the access infrastructure operated by BT in the UK. BT has since established a separate division of the BT group named Openreach, which controls and operates the physical network assets making up BT’s local access network and backhaul network. Although BT has yet to fully implement all of its Undertaking obligations, it is generally considered that the introduction of these measures is producing net positive benefits for competition in the marketplace.

Wholesale Mobile Voice Call Termination

In March 2007 Ofcom issued a Statement in relation to wholesale mobile voice call termination. As a consequence, a four year period of charge was introduced which will cap the average charges which all five UK mobile network operators (“MNOs”) may levy to terminate traffic originated on fixed networks. In May 2007, this decision was appealed by BT to the Competition Appeal Tribunal (“CAT”) which subsequently referred certain matters to the Competition Commission. On January 22, 2009, the Competition Commission’s Determination was published which found that the average termination charges levied by MNOs were excessive and that, by the end of the charge control period (March 2011), should be materially lower than had been permitted by Ofcom. On April 2, 2009, the CAT issued its judgment which upheld the Competition Commission’s findings and directed Ofcom to revise the relevant charge control for the period to March 31, 2011. Ofcom duly issued an amended charge control which required the various MNOs to substantially reduce their average termination charges for the period from April 2009 to March 2011. We understand that the CAT judgment is subject to appeal which, if successful, could reverse some or all of the benefits we have derived.

Dispute over Historic Charges for Wholesale Leased Lines for the period June 2004 – September 2008

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

At the time of its initial review in 2004, Ofcom concluded that BT was dominant in certain wholesale leased line markets, and introduced a cost-orientation obligation across BT’s leased line portfolio and price controls in respect of wholesale leased line terminating segments using traditional (i.e. copper) interfaces (“TI”). In June 2008, the Company and others entered into a dispute with BT in relation to BT’s adherence with its regulatory pricing obligations and this dispute was filed with Ofcom. In July 2008, Ofcom decided to open a proceeding on this matter. Subsequently, BT identified that it had found errors in their regulatory financial statements for the year ended March 31, 2005 until the year ended March 31, 2007 and in September 2008, BT published its restated regulatory financial statement for the year ended March 31, 2007. On October 14, 2009, Ofcom issued a final Determination and upheld our dispute and ordered BT to repay a total of £41.7 million plus interest, of which £3.7 million was due to the Company. BT has subsequently settled this debt. On December 14, 2009, BT lodged an appeal of the Ofcom Determination with the CAT. The Company and others jointly applied to intervene in the proceedings in support of Ofcom’s case and, at a hearing on February 11, 2010 the Company and the other applicants were collectively granted permission to intervene. A timetable has been established and there is to be a hearing on two preliminary issues on May 25, 2010, with the remaining matters to be heard during late October 2010. The CAT’s judgment in this case may be delivered before the end of 2010. If BT’s appeal is successful, this could reverse some or all of the benefits we have seen in 2009.

Wholesale Leased Line Review and Charge Controls for the period October 2008 – September 2012

In December 2008, Ofcom published its second review of the wholesale leased line market and issued a proposal for a further charge control which would apply during the period from October 2008 until September 2012. The proposal included continuing price regulation of wholesale leased line TI terminating segments and additional regulation of the charges for TI trunk circuits, wholesale Ethernet services and certain supporting equipment and accommodation services. The consultation closed on March 20, 2009 and the Company engaged with Ofcom throughout this process. Ofcom issued its final Statement on this matter on July 2, 2009 which, over the period to September 2012, required BT to progressively reduce the prices, in real terms, of a range of private circuit and Ethernet services that are used by the Company. Consequently we expect to benefit from this decision. On September 2, 2009, Ofcom’s decision was appealed to the CAT by C&W. The appeal has been supported by Verizon Business and Ofcom has been supported by BT. On December 16, 2009, the CAT remitted a number of issues to the Competition Commission with an order that they be considered by June 30, 2010. We are not a party to these proceedings and, at this stage are unable to assess the potential impact on our business; however, we would anticipate that, if C&W were to succeed, this could be beneficial to our business.

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

Ofcom’s approach has included the establishment of a new industry body, NGN UK. This body has undertaken preliminary work on the technical and commercial arrangements for NGN development. Its initial priority has been to help companies develop an effective technical and commercial framework for interconnection between NGNs. Work on the development of new interworking and charging models is ongoing and Ofcom has indicated in its draft Annual Plan for 2010/2011 that it intends to develop its policy in this area during the coming year. Additionally, Ofcom has signaled that it intends to implement new regulations with the objective of supporting effective competition and ensuring efficient investment in super fast broadband services. The effect of such action on the Company cannot be accurately predicted; however, since the cost of running new advanced networks is inherently more efficient than running older technology, we anticipate the possibility for future benefits from interworking between networks at the IP layer.

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

Network Technology for Managed Services

Managed services have been available for some time, including managed data WAN or LAN, or managed voice networks, including PABXs. The technology traditionally used for these early managed services was Asynchronous Transfer Mode (“ATM”) and frame relay, for data networks, and TDM for voice networks and these networks still predominate in the industry.

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

Most telecommunications carriers with this type of network deploy multi-platform switches for both frame relay and ATM. These multi-platform switches can convert any type of data to cells or packets and transmit them through different types of data networks. Transmission of data in this manner requires a data protocol, which permits computers to transmit and exchange packets of information using a common software language. Protocols are the critical technology in data networking because they dictate the speed, flexibility, security and integrity with which data can be exchanged between computers.

IP has become the protocol used for the management of wide area connectivity for most digital applications and digital voice applications, such as VoIP. Within an operator’s network, ATM and frame relay may still be used to manage the IP connections across the network, but increasingly for converged networks the IP connections are managed by another technology known as MPLS.

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

(1)

STT is in the business of media and telecommunications services, investment holdings and management services. STT’s shareholdings (including common and preferred stock) are as of February 28, 2010, and are on a non-diluted basis.

(2)	Incorporated under the laws of England and Wales.

A full listing of our subsidiaries can be found in Item 4.A. “Information on the Company—History and Development of the Company- Corporate Information”.

D.	Property, Plant and Equipment

Property

We operate from approximately 198 properties (comprising 11 freeholds and 187 leaseholds) in the United Kingdom. The majority of our leasehold properties are held on standard commercial terms prevailing in the market at the time the leases were entered into. We occupy the following main premises:

Town	Floor areas sqf	Ownership	Use
Basingstoke	40,180	Leasehold	Office
Basingstoke	42,744	Leasehold	Network/office
Basingstoke	19,345	Leasehold	Network
Crewe	19,421	Leasehold	Network/office
Slough	26,749	Leasehold	Network/office
London	23,605	Leasehold	Office
London	7,086	Leasehold	Network
London	6,374	Leasehold	Technical
Leigh	6,834	Leasehold	Network
Leeds	4,360	Leasehold	Office
Liverpool	6,040	Leasehold	Network
York	3,658	Leasehold	Network/office

IT Systems

Our financial IT systems and human resources systems are based on a corporate SAP service and our payroll system is outsourced to ADP. Our billing system is largely run on Expresscom.

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

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read together with the consolidated financial statements and the related notes to those consolidated financial statements contained elsewhere in this annual report on Form 20-F. We have prepared the consolidated financial statements in conformity with IFRS (see note 2 “accounting policies” within the accompanying consolidated financial statements).

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

Executive summary

Overview

We are a leading UK communications solutions provider offering a suite of IP and managed telecommunications services. We have a strong and established enterprise customer base, including over 100 UK government departments, information technology systems integrators, rail sector customers and major corporate clients, to whom we provide tailored services. We also provide services to our carrier customers, who are typically national and international communications service providers, including mobile network operator customers.

We are an indirect, wholly owned subsidiary, and the principal UK business, of GCL. Our own network is a part of GCL’s global IP-based network which delivers service to approximately 40 percent of the companies in the Fortune 500, as well as 700 carriers, mobile operators and Internet service providers around the world.

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

For 2010, we have set a number of operational objectives which we believe will help revenue growth and/or profitability. We will continue to improve our cost structure by aggressively managing our operating and third party costs. We will continue to focus strongly on customer loyalty, by driving enhancements to ensure superior customer service and we will continue our efforts to maintain a motivated, enthusiastic and talented work force. We also intend to leverage our innovation and focus on IP and Ethernet services to capture the customer demand created by the convergence of legacy protocols to fixed, mobile and unified communications. In addition, we intend to continue to add capacity to and maintain our network in order to offer our growing suite of value-added service offerings to additional markets.

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

•

The success of investments we make in products and services depends, in part, on our ability to adapt to rapidly changing developments in the telecommunications industry. If technology and product development choices we make prove to be incorrect, ineffective or unacceptably costly, we will be unable to compete effectively because we will not be able to meet the expectations of our customers.

•

While we believe that economies of scale will allow us to grow revenues while incurring incremental costs that are proportionately lower than those applicable to our existing business, if the increased costs required to support our revenue growth turn out to be greater than anticipated, we may be unable to improve our profitability and/or cash flows even if revenue growth goals are achieved. Persistent industry price decreases are a significant impediment to revenue growth and could be greater than anticipated.

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

2009 Highlights

During 2009, revenues decreased by £13.9 million or 4% to £308.9 million from £322.8 million in 2008. The decline was primarily due to a £24.1 million reduction as result of the completion of the Camelot network contract (discussed in further detail below), partially offset by growth in the rest of the customer base.

Our cost of access expense in the period benefited from a £3.7 million reduction as a result of a favorable regulatory ruling by Ofcom in respect of PPC’s. This ruling was appealed by BT. We do not expect any significant adjustments as a result of the appeal. This was partially offset by increased office expenses and facility costs of £1.3 million, net, in respect of a retroactive property tax assessment.

During 2009, we generated an operating profit of £23.6 million and £18.3 million of operating cash flow, after interest payments of £32.2 million, compared with an operating profit of £28.9 million and £40.9 million of operating cash flow in 2008 after interest payments of £33.1 million.

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

The costs of these functions and services have historically been allocated on a basis that we believe is a reasonable reflection of the utilization of each service provided to or the benefit received by our parent and subsidiaries of our parent. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by us if we had performed these functions or received these services as a stand-alone entity. Contemporaneous with the offering of the Initial Notes, we entered into a series of inter-company agreements in order to document more clearly the way in which we govern these relationships. Under the terms of these agreements, each of which was effective as of October 1, 2004, all services that the parent company had in the past provided to us continue to be available to us on a non-exclusive basis, and the pricing for each of these services is based on a formula that allocates costs based on actual use, market prices or on our percentage of the overall group revenue or assets, as applicable. Payments under the agreements are subject to an annual limitation, although any amounts exceeding that limitation will be permitted to be paid if the amounts are permitted under the Indenture governing the Notes. In some cases, the costs of these services are borne solely by our parent company. We also entered into other inter-company agreements with our parent company, including those for allocating costs of shared resources and voice termination.

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

We have historically included an annual worldwide allocation management fee in our financial statements under “Administrative Expenses” for any administrative service that our parent company or its affiliates provided to us (such as legal or Information Systems services). This continued in 2009 and we will continue to account for the net financial effect of these services in that line item (see note 24 “related party transactions” within the accompanying consolidated financial statements).

Following the acquisition of certain assets on December 9, 2004 from Bidco, these assets continue to be used by other Group Companies who are charged a rental based on the depreciation expense on the assets used (see note 4 “operating profit” and note 24 “related party transactions” within the accompanying consolidated financial statements).

Commencing January 1, 2009, the Company pays GCL for the value of GCL share-based awards granted to employees of the Company, such value determined by reference to the amount accrued in respect of such awards in accordance with generally accepted accounting principles (see note 24 “related party transactions” within the accompanying consolidated financial statements).

Financial Relationships

We may, from time to time, upstream cash to our parent and other Group Companies, subject to the restrictions in the covenants in the Indenture and as permitted by English law and we may from time to time borrow funds from our parent and other Group companies subject to the restrictions in the covenants in our parent company’s major debt instruments. See “—Liquidity and Capital resources” below.

Except as noted below, we have not historically made significant loans to Group Companies.

On April 12, 2006, the Company entered into an intercompany credit agreement (the “credit agreement”) with GCE. As at December 31, 2008 and 2009, there were loans of US$50.4 million (equivalent to £34.9 million and £31.3 million as at December 31, 2008 and 2009, respectively) due from GCE. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the Operating Cash Flow, as permitted and defined under the Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, and have an effective interest rate of 13.5%. These loans mature five business days prior to the principal outstanding on the Senior Secured Notes. In the year ended December 31, 2008, finance revenue of £13.2 million (being interest income of £3.6 million, in addition to a foreign exchange gain of £9.6 million) has been recognized in the consolidated statements of comprehensive loss in respect of these loans. In the year ended December 31, 2009, finance revenue of £0.9 million (being interest income of £4.4 million, less a foreign exchange loss of £3.5 million) has been recognized in the consolidated statements of comprehensive income in respect of these loans.

There were no loan balances due to other companies in the GC Group as at December 31, 2008. On April 8, 2009, the Company entered into a loan facility of up to US$15.0 million with GC Impsat, a member of the GC Group, which was fully drawn down in the second quarter of 2009. The purpose of the loan was to support our Excess Cash Offer (see “—Liquidity and Capital Resources” below for more information) in respect of the year ended December 31, 2008 and other working capital needs. At December 31, 2009 the pounds sterling equivalent balance outstanding in respect of this loan was £9.3 million. The loan has an effective interest rate of 10%, payable semi-annually in arrears and matures in September 2012. In the year ended December 31, 2009, total finance revenue of £0.1 million (being interest expense of £0.5 million less a foreign exchange gain of £0.6 million) has been recognized in the consolidated statement of comprehensive income in respect of these loans.

On March 30, 2010, the Board of Directors of the Company agreed the terms of a $20.0 million loan from GCE, a member of the GC Group. This loan was fully drawn down on March 31, 2010.

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

Provisions for Credit Notes

During each reporting period, we must make estimates for potential future sales credits to be issued in respect of current revenues, related to billing errors, service interruptions and customer disputes which are recorded as a reduction in revenue. We analyze historical credit activity and changes in customer demands related to current billing and service interruptions when evaluating our credit note provision requirements. We reserve for known billing errors and service interruptions as incurred. We review customer disputes and reserve against those we believe to be valid claims. We also estimate a general sales credit reserve related to unknown billing errors and disputes based on such historical credit activity. The determination of the sales credit and customer dispute credit reserve requirements involves significant estimation and assumption. The actual credit notes issued may deviate from this estimate due to changes in the underlying data. We review the estimates every period and may be required to adjust the estimate in a subsequent period. There have been no material adjustments in any of the periods presented. The provision for credit notes was £4.6 million, £4.6 million and £4.5 million at December 31, 2007, 2008 and 2009, respectively. For the years ended December 31, 2007 and 2008 an expense of £0.5 million and £0.1 million, respectively was recorded in the consolidated statements of comprehensive loss. For the year ended December 31, 2009 a credit of £0.7 million was recorded in the consolidated statement of comprehensive income.

Cost of Access Accruals

Cost of access, our single largest expense, amounting to approximately £88.0 million, £101.1 million and £94.7 million, or 29.7%, 31.3% and 30.7% of revenue for the years ended December 31, 2007, 2008 and 2009, respectively, is expensed as incurred. The recognition of these costs involves the use of various management estimates and assumptions and requires us to rely on non-financial systems. Consistent with other costs recorded in each reporting period, we incur a significant amount of services for which suppliers have not yet billed us during that period. We therefore need to make significant estimates for our access costs, specifically regarding traffic resulting in usage-based access costs. Our cost of access primarily comprises charges for leased lines for dedicated facilities and of usage-based voice charges paid to other carriers to originate and/or terminate switched voice traffic. The usage-based voice accruals are a direct result of the traffic volume in the particular month for which we do not have invoices at the time of the close of our monthly reporting period. We utilize the minute volumes reports from our switched network that feed into an internal access reporting system, which also maintains our access supplier contract and tariff rates on a rate table to assist in estimating our usage-based access costs. Dedicated facility access costs are also estimated based on the number of circuits and the average circuit costs, based on our internal records, adjusted for contracted rate changes. Management monitors the accuracy of our systems to measure network volumes and track circuits, and our rate tables are updated frequently to maintain the accuracy of the rate structure we have with our access providers and per the current regulated tariff rates. After receipt of invoices from access providers (which can take some time), we evaluate whether we require an aggregate adjustment to the total accrual. In certain instances, we engage in a reconciliation process with the access providers in order to arrive at a mutual understanding of the appropriate level of charges. We typically maintain an accrual for the amount subject to dispute and generally withhold payment until the dispute is settled. Due to the complexity of the combination of changing regulations, pricing fluctuations, measuring traffic volumes and new supplier agreements, the estimates are subject to change. Changing regulations regarding access rules and related charges also create uncertainty regarding how the changes may impact the rate tables that we maintain internally. In spite of the difficulties involved in the estimation process, we believe we have established adequate access cost accruals due to our overall approach.

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

Based on our assessment of recoverability, we have no such impairments during the years ended December 31, 2007, 2008 and 2009.

Pension Benefits

Our employees participate in two occupational pension schemes: the Global Crossing Shared Cost Section of the Railways Pension Scheme, which is a defined benefit scheme; and the Global Crossing Pension Scheme, which has a defined contribution section and a defined benefit section. The Company accounts for retirement benefits in accordance with IAS 19 “Employee benefits”.

The pension assets, liabilities and expense recorded are based on a number of actuarial assumptions. These assumptions include the discount rate, the expected long-term rate of return on plan assets and inflation rates. The assumptions are based on current market conditions, historical information and consultation with and input from our actuaries. These assumptions are reviewed annually. While we believe that the assumptions we use are appropriate based on available information, these assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter lives of participants. These differences may result in a significant impact on the amount of our future pension expense and resulting asset or liability. For further information related to our pension schemes see note 22 “retirement benefit schemes” within the accompanying consolidated financial statements.

Income Taxes

We have significant deferred tax assets related primarily to net operating losses (“NOLs”). The realization of these assets is not assured and depends on taxable income generated in the future. Management has exercised judgment in determining the extent of the realization of these losses based upon estimates of future taxable income. Where there is an expectation that, on the balance of probabilities, there will not be sufficient taxable profits to use these NOLs, no deferred tax asset has been recognized. If actual events differ from our management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the realizability of these estimates could materially impact our financial position and results of operations. At December 31, 2009, we had a total unrecognized deferred tax asset of £100.8 million (2008: £97.1 million).

Restructuring

We have engaged in restructuring activities, which require us to make significant judgments and estimates in determining restructuring charges, including, but not limited to, sublease income or disposal costs, length of time on market for abandoned rented facilities, and contractual termination costs. Such estimates are inherently judgmental and changes in such estimates, especially as they relate to contractual lease commitments and related anticipated third-party sublease payments, could have a material effect on the onerous lease liabilities and consolidated statement of comprehensive (loss)/income. This restructuring provision is composed of continuing building lease obligations and broker commissions for the restructured sites (aggregating £24.1 million as of December 31, 2009), offset by anticipated receipts from existing and future third-party subleases. As of December 31, 2009, anticipated third-party sublease receipts were £21.2 million, representing £16.1 million from subleases already entered into and £5.1 million for subleases projected to be entered into in the future. A significant amount of judgment is involved in determining the amount and timing of these projected subleases. We continue to review our anticipated costs and third-party sublease payments on a quarterly basis and record adjustments for changes in these estimates in the period such changes become known. For further information related to our restructuring activities see note 15 “provisions” within the accompanying consolidated financial statements.

Inflation

We do not believe that our business is impacted by inflation to a significantly different extent than the general economy.

Results of operations for the year ended December 31, 2009 compared with the results of operations for the year ended December 31, 2008

The following table summarizes our consolidated statements of comprehensive (loss)/income for the years ended December 31, 2008 and 2009.

	Year Ended December 31,
	2008	2009	Change	% Change
	(in thousands)
Revenue	£322,832	£308,864	£(13,968)	(4)%
Cost of sales	(200,487)	(197,160)	3,327	2%

Gross profit	122,345	111,704	(10,641)	(9)%
Distribution costs	(18,361)	(19,352)	(991)	(5)%
Administrative expenses	(75,037)	(68,708)	6,329	8%

	(93,398)	(88,060)	5,338	6%

Operating profit	28,947	23,644	(5,303)	(18)%
Finance revenue	4,436	4,924	488	11%
Finance charges	(34,422)	(34,311)	111	0%
Net foreign exchange (loss)/gain on foreign currency borrowings, net	(28,374)	11,009	39,383	NM
Tax charge	(432)	(598)	(166)	(38)%

(Loss)/profit for the year	£(29,845)	£4,668	£34,513	NM

NM – zero balances and comparisons from positive to negative numbers are not meaningful.

Discussion of significant variances:

Revenue

	Year Ended December 31,
	2008	2009	Change	% Change
	(in thousands)
Enterprise, carrier data and indirect sales channels	£316,222	£301,924	£(14,298)	(5)%
Carrier voice	6,110	6,440	330	5%
Intercompany	500	500	—	NM

	£322,832	£308,864	£(13,968)	(4)%

NM – zero balances and comparisons from positive to negative numbers are not meaningful.

Revenues are separated into two channels based on our target markets and sales structure (i) enterprise, carrier data and indirect sales channels; and (ii) carrier voice.

The enterprise, carrier data and indirect sales channel consists of (i) the provision of voice and data services to all customers other than carrier customers; (ii) the provision of data products, including IP, transport and capacity services, to carrier customers; and (iii) to a lesser extent, the provision of voice, data and managed services to or through business relationships with other carriers, sales agents and system integrators. The carrier voice business consists of the provision of UK domestic and international long distance voice services to carrier customers.

Revenue decreased in 2009 compared with 2008 primarily due to a decline in enterprise, carrier data and indirect sales channel revenue of £24.1 million as a result of the completion of the Camelot network contract, partially offset by growth in the rest of the customer base, the acquisition of new customers as a result of demand for broadband lease and IP services and an increase in carrier voice revenue.

Despite current economic conditions, we continue to see demand for our broadband lease and IP services and as a result we continue to win new business. Many government agencies and enterprises continue to refresh their more traditional technologies and take advantage of converged IP services. However, the telecommunications market in the UK remains highly competitive. One of our principal customer relationships in the year ended December 31, 2008 was with Camelot, the current holder of the license to operate the UK National Lottery. Camelot had deployed a landline-based ISDN network provided by us in relation to the operation of the UK National Lottery. In October 2007, Camelot announced its intention to replace its existing landline-based ISDN network with a broadband satellite communications network to be supplied by another service provider. Camelot has completed the migration of the network. Revenue from our relationship with Camelot was approximately £25.2 million and £1.1 million for 2008 and 2009, respectively.

One of our principal customer relationships is with FCO, to whom we provide an international telecommunications network known as the FTN. Our contract to provide the FTN is scheduled to expire in May 2010. We have entered into transition arrangements in respect of the FCO’s migration to the replacement for the FTN. We do not expect this to have a significant impact on our results for 2010. In addition, we continue to pursue other ordinary course commercial opportunities with the FCO.

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

Customer-specific costs relate primarily to the cost of leasing customer-specific equipment for enterprise customers who are purchasing our services under long-term contracts and third party contractor costs associated with the provision of professional services to customers. This includes voice equipment for certain of our managed voice customers. Other costs included in this category are cost-plus arrangements.

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

	Year Ended December 31,
	2008	2009	Change	% Change
	(in thousands)
Cost of access	£101,092	£94,731	£(6,361)	(6)%
Customer specific costs(1)	41,464	48,462	6,998	17%
Depreciation and amortization	41,354	40,092	(1,262)	(3)%
Third party maintenance	16,577	13,875	(2,702)	(16)%

	£200,487	£197,160	£(3,327)	(2)%

(1)	For operating leases and cost-plus arrangements only.

Cost of access decreased in 2009 compared with 2008 primarily driven by (i) a reduction as a result of the completion of the Camelot contract; and (ii) a £3.7 million reduction as a result of a favorable regulatory ruling by Ofcom in respect of BT’s overcharging for PPCs between April 2005 and September 2008. The favorable regulatory ruling was appealed by BT. We do not expect any significant adjustments as a result of the appeal. These decreases were partially offset by an increase due to growth in our existing customer base and the acquisition of new customers.

Customer-specific costs increased in 2009 compared with 2008 primarily due to (i) additional equipment costs associated with increased managed service sales; and (ii) an increase in professional services related costs.

Depreciation and amortization decreased in 2009 compared with 2008 primarily due to lower capital expenditures in recent years.

Third party maintenance decreased in 2009 compared with 2008 primarily due to the termination and renegotiation of certain maintenance contracts.

Distribution Costs

Our distribution costs consist of the fixed and variable compensation we pay to our sales force and the overhead associated with our sales offices and marketing efforts. This overhead includes selling and distribution expenses arising from advertising and marketing, professional services and office expenses and facilities costs.

Distribution costs increased in 2009 when compared to 2008 primarily due to higher payroll costs due to additional sales staff and salary adjustments effective from the start of the third quarter of 2008, partially offset by lower sales commissions and a voluntary unpaid leave program in 2009.

Administrative Expenses

Administrative expenses include the salaries we pay to our employees, excluding salaries for our sales force which are recorded under distribution costs, and the overhead costs associated with our headquarters and back-office activities. This overhead includes administrative expenses arising from professional services, office expenses, facilities costs and depreciation and amortization for non-network assets. A portion of these costs result from the worldwide allocation management fee referred to under “—Relationship with our Parent Company and its Affiliates—Operational Relationships” above.

The decrease in administrative expenses in 2009 compared with 2008 was primarily due to (i) lower professional fees; (ii) a more favorable foreign exchange impact on non-pounds sterling denominated balances (excluding our Senior Secured Notes, intercompany loan from GC Impsat and intercompany loan to GCE; (iii) a decrease in the restructuring charge as a result of updates to the assumptions used to calculate the provision; and (iv) a lower intercompany management charge. These decreases were partially offset by (a) an increase in office expenses and facility related costs as a result of a £1.3 million, net, retroactive property tax assessment; and (b) an increase in salaries and benefits primarily due to salary adjustments effective from the start of the third quarter of 2008.

We have appealed the UK Valuation Office’s assessment of the rateable value of our network for the period 2005 through 2009. This appeal is ongoing and, if successful, could result in a reduction in our property tax expense and a benefit in our consolidated statement of (loss)/income. A decision on the appeal outcome is expected during 2010.

Finance Revenue

Our finance revenues consist of the interest we earn on our bank deposits and late receipts, loans with affiliated companies and other interest received.

The increase in finance revenue in 2009 compared with 2008 was primarily due to an increase in the US Dollar-denominated interest income on the US Dollar-denominated intercompany loan with GCE, a consequence of the strengthening of pounds sterling during 2009.

Finance Charges

Our finance costs consist primarily of the interest we pay on our third-party and intercompany debt and finance leases, together with amortization of any deferred finance charges.

Finance charges remained at consistent levels in 2008 and 2009 with a decrease on the interest payable in respect of finance leases being offset by interest payable in respect of the US$15 million loan received from GC Impsat in the second quarter of 2009.

Net foreign exchange (loss)/ gain on foreign currency borrowings, net

Net foreign exchange (loss)/gain on foreign currency borrowings, net, consists of foreign exchange movements on the (i) US Dollar-denominated intercompany loan receivable with GCE; (ii) US Dollar-denominated Senior Secured Notes; and (iii) US Dollar-denominated intercompany loan payable with GC Impsat.

Between December 31, 2007 and 2008 pounds sterling weakened from US$1.99 to US$1.44 for £1 pound sterling. Between December 31, 2008 and 2009 pounds sterling strengthened from US$1.44 to US$1.61 for £1 pounds sterling.

Tax

We generated taxable profits in recent years but have been able to eliminate all of our tax liability by using a portion of the unrecognized losses carried forward from prior years and group relief from related companies under the tax sharing agreement.

During the years ended December 31, 2008 and 2009, we incurred a current year tax charge of £0.4 million and £0.6 million, respectively, which reflects an amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

During the years ended December 31, 2008 and 2009, there was no movement in the deferred tax asset recognized and no deferred tax asset was reflected within our consolidated statements of financial position at the end of these financial years. We had net unutilized operating losses carried forward of £211 million and £201 million at the end of 2008 and 2009, respectively, We do not believe that there is any restriction under current law or regulations that will limit our ability to continue carrying these net operating losses forward or to apply them to offset future taxable income.

Results of operations for the year ended December 31, 2008 compared with the results of operations for the year ended December 31, 2007

The following table summarizes our consolidated statements of comprehensive loss for the years ended December 31 2007 and 2008.

	Year Ended December 31,
	2007	2008	Change	% Change
	(in thousands)
Revenue	£296,620	£322,832	£26,212	9%
Cost of sales	(177,665)	(200,487)	(22,822)	(13)%

Gross profit	118,955	122,345	3,390	3%
Distribution costs	(15,710)	(18,361)	(2,651)	(17)%
Administrative expenses	(69,468)	(75,037)	(5,569)	(8)%

	(85,178)	(93,398)	(8,220)	(10)%

Operating profit	33,777	28,947	(4,830)	(14)%
Finance revenue	4,921	4,436	(485)	(10)%
Finance charges	(35,114)	(34,422)	692	2%
Net foreign exchange gain/(loss) on foreign currency borrowings, net	1,172	(28,374)	(29,546)	NM
Tax charge	(6,297)	(432)	5,865	93%

Loss for the year	£(1,541)	£(29,845)	£(28,304)	NM

NM – zero balances and comparisons from positive to negative numbers are not meaningful.

Revenue

	Year Ended December 31,
	2007	2008	Change	% Change
	(in thousands)
Enterprise, carrier data and indirect sales channels	£291,072	£316,222	£25,150	9%
Carrier voice	5,048	6,110	1,062	21%
Intercompany	500	500	—	NM

	£296,620	£322,832	£26,212	9%

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

However, the UK telecommunications market remains highly competitive.

Cost of Sales

	Year Ended December 31,
	2007	2008	Change	% Change
	(in thousands)
Cost of access	£87,973	£101,092	£13,119	15%
Customer specific costs(1)	33,880	41,464	7,584	22%
Depreciation and amortization	37,889	41,354	3,465	9%
Third party maintenance	17,923	16,577	(1,346)	(8)%

	£177,665	£200,487	£22,822	13%

(1)	For operating leases and cost-plus arrangements only.

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

Distribution Costs

The increase in our distribution costs in 2008 compared with 2007 was primarily due to higher staff costs of £2.2 million due to (i) recruitment and payroll costs associated with the additional sales staff recruited in early 2008 to take advantage of opportunities in the UK market; (ii) higher commissions paid to sales employees; and (iii) pay rises effective from the beginning of the third quarter of 2008.

Administrative Expenses

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

Finance Revenue

The decrease in finance revenue in 2008 compared with 2007 was primarily due to a decrease in the US Dollar interest income on the US Dollar-denominated intercompany loan with GCE, a consequence of the weakening of pounds sterling during 2008.

Finance Charges

Finance charges have remained at consistent levels in both 2007 and 2008.

Foreign exchange gain/(loss) on foreign currency borrowings, net

Between December 31, 2006 and 2007 pounds sterling strengthened from US$1.96 to US$1.99 for £1 pounds sterling. Between December 31, 2007 and 2008 pounds sterling weakened from US$1.99 to US$1.44 for £1 pounds sterling.

Tax

During the year ended December 31, 2007 and 2008, we recognized a current year tax charge of £1.0 million and £0.4 million, respectively, which reflects an amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

During the year ended December 31, 2007, we reduced our recognized deferred tax asset by £5.3 million to £nil primarily due to a change in our estimate of their future realization. As at December 31, 2007 and 2008, no deferred tax asset was reflected within our consolidated statements of financial position. We had unutilized NOLs carried forward of £288 million and £211 million at the end of 2007 and 2008, respectively. We do not believe that there is any restriction under current law or regulations that will limit our ability to continue carrying these NOLs forward or to apply them to offset future taxable income.

B.	Liquidity and Capital Resources

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This depends to a degree on general economic, financial, competitive, legislative, regulatory and other factors (such as satisfactory resolution of contingent liabilities) that are beyond our control.

Based on our current level of operations, expected revenue trends and anticipated cost management and operating improvements, we believe our future cash flow from operations, available cash and cash available from financing activities, including intercompany loans, will be adequate to meet our future liquidity needs for at least the next twelve months.

There can be no assurance, however, that our business will generate sufficient cash flow from operations, that currently anticipated operating improvements will be realized on schedule or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot provide assurances that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Furthermore, we cannot provide any assurances that the ongoing adverse general economic conditions will not have a material impact on our future operations and cash flows.

We monitor our capital structure on an ongoing basis and from time to time we consider financing and refinancing options to improve our capital structure and to enhance our financial flexibility. Our ability to enter into new financing arrangements is subject to restrictions in our outstanding debt instruments (as described below under “Indebtedness”) and to the rights of ST Telemedia under our parent’s outstanding preferred shares. At any given time we may pursue a variety of financing opportunities, and our decision to proceed with any financing will depend, among other things, on prevailing market conditions, near term maturities and available terms.

At December 31, 2009 our available liquidity consisted of £37.3 million of cash and cash equivalents. During 2009, we posted an operating profit of £23.6 million and a profit for the period of £4.7 million, generated £18.3 million of cash from operating activities and had a net increase in cash and cash equivalents of £1.2 million, including a cash outflow of £7.4 million (excluding accrued interest) repurchase Notes pursuant to the Excess Cash Offer. To support this repurchase of Notes, we borrowed US$15 million from GC Impsat during the second quarter of 2009.

In the long term, we expect our operating results and cash flows to improve as a result of growth of our revenues, including the economies of scale expected to result from such growth, and from ongoing cost management initiatives, including initiatives to optimize the access network and effectively lower unit prices. Thus, in the long term, we expect to generate positive cash flow from operating activities in an amount sufficient to fund all investing and financing requirements, subject to the need to refinance our existing major debt instruments as described below. However, our ability to improve cash flows is subject to the risks and uncertainties described above under Item 3.D. “Key information—Risk Factors” as well as the variability of quarterly liquidity discussed below.

In 2010, we expect cash provided by operating activities to exceed purchases of property and equipment. This expectation is based in part on raising financing for such property and equipment from vendors and other third parties. Our ability to arrange such financings is subject to negotiating acceptable terms from equipment vendors and financing parties. In addition, our short term liquidity and more specifically our quarterly liquidity expectations are subject to considerable variability as a result of the timing of interest payments as well as the factors noted below.

•

Working capital variability significantly impacts our cash flows and can cause our intra-quarter cash balances to drop to levels significantly lower than those levels prevailing at the end of a quarter.

•

Adverse general economic conditions could cause customer buying patterns with us to change as a result of their cash conservation efforts, which could have an adverse impact on our cash flows. Such adverse conditions could also adversely impact our working capital to the extent suppliers seek more timely payment from us or customers pay us on a less timely basis.

•

Within 120 days after each calendar year, we must offer to purchase a portion of the Senior Secured Notes at 100% of their principal amount with 50% of the Operating Cash Flow (as defined in the Indenture) for that year. In respect of 2009, we anticipate offering to purchase £11.8 million of the Notes, excluding accrued interest.

•	On March 30, 2010, the Board of Directors of the Company agreed the terms of a $20.0 million loan from GCE, a member of the GC Group. This loan was fully drawn down on March 31, 2010.

•

Our liquidity may also be adversely affected if we are found liable in respect of contingent legal, tax and other liabilities. The amount and timing of the resolution of these contingencies remain uncertain.

The vast majority of our long-term debt matures in December 2014. However, we do have approximately £19.4 million, including the Excess Cash Offer, related to various debt agreements that are due and payable in the next twelve months. With regard to our major debt instruments, the £273.2 million principal of our Senior Secured Notes matures in December 2014 (subject to early redemption). If cash on hand at the time any of these debt instruments matures is insufficient to satisfy these and our other debt repayment obligations, we could need to access the capital markets to meet our liquidity requirements. Such access would depend on market conditions and our credit profile at the time.

We may, from time to time, loan funds to or borrow funds from our parent and other Group Companies in order to satisfy our liquidity needs and the liquidity needs of those Group Companies. The terms of any intercompany loan made between us and our parent or other Group Companies are negotiated at the time the loans are made in light of the parties’ ongoing liquidity requirements, the restrictions contained in the applicable debt covenants in the Indenture and the requirements of applicable law. On April 8, 2009, the Company entered into a loan facility of up to US$15.0 million with GC Impsat, a member of the GC Group, which was fully drawn down in the second quarter of 2009. At December 31, 2009 the pounds sterling equivalent of this loan was £9.3 million. The loan has an effective interest rate of 10%, payable semi-annually in arrears, and matures in September 2012.

At December 31, 2009, there was an outstanding intercompany loan balance of US$50.4 million (equivalent to £34.9 million and £31.3 million as at December 31, 2008 and 2009, respectively) due to us from GCE which is guaranteed by GCL. This loan balance matures five business days prior to the December 15, 2014 scheduled maturity of the Senior Secured Notes, bears an effective interest rate of 13.5%, and is unsecured. Although the borrower may elect to repay early without penalty at any time, we may demand repayment only in the event of a default under the Indenture which would result in the accelerated repayment of the outstanding principal amount of Senior Secured Notes.

Financing activities

On June 30, 2009, GCE signed an International Lease and Finance lease agreement with IBM United Kingdom Financial Services. On July 15, 2009 (the effective date), and pursuant to this agreement, GCUK made a single draw down of £2.1 million which incurs interest at 10% per annum. Lease repayments are being made over a period of 37 months from the effective date.

In October 2009, the Company signed a sale and lease back agreement with Close Finance to the amount of £4.5 million. Interest is incurred at an implicit rate of 9.5% per annum with payments being made monthly in arrears between October 2009 and March 2012. The equipment sold to Close Leasing under this arrangement was previously purchased under finance lease with CIT Group and had been fully repaid prior to this date.

Indebtedness

At December 31, 2009, we had £296.5 million of outstanding indebtedness, comprising of £267.3 million of Senior Secured Notes, £19.6 million of finance leases, the US$15.0 million (equivalent to £9.3 million as at December 31, 2009) loan from GC Impsat and £0.3 million of other debt obligations.

Below are summaries of our principal debt instruments outstanding at December 31, 2009. We were in compliance with all covenants in the Indenture as at December 31, 2009.

Senior Secured Notes

On December 23, 2004, the Issuer issued the Initial Notes comprising US$200.0 million in aggregate principal amount of 10.75% US Dollar-denominated senior secured notes and £105.0 million in aggregate principal amount of 11.75% pounds sterling-denominated senior secured notes. The Initial Notes were issued at a discount of approximately £3.0 million. The Initial Notes mature on the tenth anniversary of their issuance.

On December 28, 2006, the Issuer completed its offering of the Additional Notes. The £52.0 million aggregate principal amount of Additional Notes was priced at 109.25% of par value and the issue raised £56.8 million in gross proceeds. The Additional Notes were issued under the Indenture. The proceeds from the Additional Notes were used to finance the Fibernet acquisition.

Interest is payable in cash semi-annually on June 15 and December 15. The discount, premium and fees associated with the issuance of the Notes are amortized over the term of the Notes using the effective interest rate method.

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

The Issuer may redeem the Notes in whole or in part, at any time on or after December 15, 2009, at redemption prices decreasing from 105.375% (for the US Dollar-denominated Notes) or 105.875% (for the pounds sterling-denominated Notes) in 2009 to 100% of their principal amount in 2012 and thereafter, plus any accrued and unpaid interest. The Issuer may also redeem either or both series of Notes, in whole or in part at a price equal to their principal amount plus accrued and unpaid interest, upon certain changes in tax laws and regulations.

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

As required by the Indenture governing the Senior Secured Notes, within 120 days after each twelve month period ending December 31, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of the Operating Cash Flow (as defined in the Indenture) from that period. (the “Excess Cash Offer”). Operating Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the year ended December 31, 2008, the Company made an offer for and repurchased approximately £7.4 million principal amount of Notes, plus accrued interest.

In respect of the year ended December 31, 2009, we anticipate offering to purchase £11.8 million principal amount of the Notes, exclusive of accrued but unpaid interest. Any such offer is required to be made within 120 days of such date, and the related purchases must be completed within 150 days after year-end.

A loan or dividend by the Company to GCL and its affiliates is a restricted payment under the Indenture. Under the Indenture such a payment (i) may be made only if the Company is not then in default under the Indenture and would be permitted at that time to incur additional indebtedness under the applicable debt incurrence test; (ii) may generally be made only within ten business days of consummation of each Excess Cash Offer; and (iii) would generally be limited to 50% of the Company’s Operating Cash Flow plus the portion, if any, of the applicable Excess Cash Offer that the holders of the Notes decline to accept. In addition, so long as we are not then in default under the Indenture, we may make up to £10.0 million in the aggregate in restricted payments in excess of 50% of Operating Cash Flow for a given period; provided that any such excess payments shall reduce the amount of restricted payments permitted to be paid out of future Operating Excess Cash Flow. The terms of any inter-company loan by the Company to GCL or GCL’s other subsidiaries are required by the Indenture to be at arm’s length and, if for a sum in excess of £5.0 million, must be approved by a majority of the disinterested members of our Board of Directors, including its independent members. We cannot pay dividends to our shareholder, an indirect subsidiary of our parent, until such time as our accumulated realized profits exceed our accumulated realized losses. We do not expect this to occur for some time and any funds to be upstreamed to our parent or other Group Companies will continue to be in the form of intercompany loans.

Other Financing Activities

We have capitalized commitments for property, plant and equipment and computer software that qualify as obligations under finance leases. Our leases with Network Rail, the largest of our finance leases, includes fiber and equipment on the rail network with the last lease ending in 2018. At December 31, 2009, the total liability under the Network Rail leases was £11.0 million, a decrease in our liability of £2.7 million during the year. Other finance leases have a total liability of £8.6 million outstanding at December 31, 2009, and include equipment supporting various customers. Obligations under finance leases are recognized in current and non current liabilities in the consolidated statements of financial position included within our consolidated financial statements.

Cash Flow Activity

The table below shows our net cash flow for the years ended December 31, 2008 and 2009.

	Year Ended December 31,		Change
	2008	2009
	(in thousands)
Net cash provided by operating activities	£40,869	£18,345	£(22,524)
Net cash used in investing activities	(17,410)	(10,712)	6,698
Net cash used in financing activities	(11,313)	(6,402)	4,911

Net increase in cash and cash equivalents	£12,146	£1,231	£(10,915)

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

Net cash flow used in investing activities includes interest received on bank deposits and loans receivable from Group Companies and payments to acquire intangible fixed assets and property, plant and equipment.

Net cash flow used in financing activities includes the issuance of the Notes, loans provided by and repaid to Group Companies and repayments of capital lease and other debt obligations.

Net Cash Flow from Operations

During 2009 our net cash from operating activities decreased compared with 2008, due to a reduction in days payable outstanding with key access vendors and the timing of receipts from customers as well as lower operating profit and deferred revenue balances in 2009.

Net Cash Flow from Investing Activities

During 2009 net cash used in investing activities decreased when compared to 2008 primarily due to a reduction in capital expenditure. During 2009, the Company was able to deliver its services with a smaller incremental spend compared to more significant project related spend in previous years.

Net Cash Flow from Financing Activities

During 2009, net cash used in financing activities decreased when compared with 2008. This was primarily due to (i) the previously mentioned loan from GC Impsat in the second quarter of 2009; and (ii) receipt of £4.5 million in respect of a sale and leaseback arrangement. These benefits were partially offset by (i) an increase in our Excess Cash Offer of £6.2 million; (ii) a payment of £1.0 million in respect of employee taxes on share based compensation; and (iii) an increase in the repayment of capital elements under finance leases of £1.5 million.

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

Despite current economic conditions, we continue to see demand for our broadband lease and IP services and as a result we continue to win new business. Many government agencies and enterprises continue to refresh their more traditional technologies and take advantage of converged IP services. However, the telecommunications market in the UK remains highly competitive. One of our principal customer relationships in the year ended December 31, 2008 was with Camelot, the current holder of the license to operate the UK National Lottery. Camelot had deployed a landline-based ISDN network provided by us in relation to the operation of the UK National Lottery. In October 2007, Camelot announced its intention to replace its existing landline-based ISDN network with a broadband satellite communications network to be supplied by another service provider. Camelot has completed the migration of the network. Revenue from our relationship with Camelot was approximately £25.2 million and £1.1 million for 2008 and 2009, respectively.

One of our principal customer relationships is with the UK FCO, to whom we provide an international telecommunications network known as the FTN. Our contract to provide the FTN is scheduled to expire in May 2010. We have entered into transition arrangements in respect of the FCO’s migration to the replacement for the FTN. We do not expect this to have a significant impact on our results for 2010. In addition, we continue to pursue other ordinary course commercial opportunities with the FCO.

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

We are not party to any off-balance sheet arrangements.

F.	Contractual Obligations

Tabular Presentation of Cash Commitments at December 31, 2009

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Debt obligations(1)	£391,984	£41,985	£59,105	£290,894	£—
Finance lease and hire purchase obligations	23,817	8,944	8,650	3,784	2,439
Other debt obligations	301	292	9	—	—
Operating lease obligations	67,014	11,467	13,476	10,220	31,851
Purchase obligations(2)	62,722	31,297	16,306	4,908	10,211
Pension obligations(3)	885	885	—	—	—

Total	£546,723	£94,870	£97,546	£309,806	£44,501

(1)

The amounts presented include both principal and interest. The principal repayment of the Notes of approximately £273.2 million is included within the “3-5 years” section of the table. As the Operating Cash Flow will vary from period to period we have not, with the exception of the excess cash offer for the year ended December 31, 2009, predicted early purchases of the Notes. The US$200.0 million principal has been translated for all periods at the December 31, 2009, year-end rate of 1.6069 US Dollars to one pound sterling. The US Dollar interest has been calculated using the bond rate of 10.75% and has been translated at a rate of 1.6069 US Dollars to one pound sterling. The pounds sterling interest has been calculated using the bond rate of 11.75%.

(2)

Amounts represent contractual commitments to third parties to purchase network access services (£29.3 million), the undiscounted value of rental payments for restructured properties (£21.4 million), maintenance services for portions of our network (£9.4 million) and other purchase commitments (£2.6 million, which includes £0.7 million in respect of committed capital expenditure).

(3)

Amount relates to our current expected funding requirements in 2009 related to our defined benefit pension plans. Funding amounts will vary yearly based on actuarial assumptions, company funding policy and statutory funding requirements and therefore we have not included amounts beyond 2010.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Issuer’s Board of Directors consists of the same individuals as ours. The business address of each director of the Issuer and the Company is 1 London Bridge, London, SE1 9BG, UK. Certain of our senior managers have responsibilities for their respective functions in Europe in addition to their responsibility for our management. In some instances, our and our parent’s senior management is not employed by us, but by one of our affiliates.

Our Directors, executive management and senior management, and their ages and positions, are as follows:

Name	Age	Position
John McShane(1)	48	Chairman; Executive Vice President and General Counsel, Global Crossing Limited

Edward T Higase(1)(2)(3)	43	Managing Director, Europe, Middle East and Africa

Paul Corre(2)	37	Vice President Procurement & Vendor Management - Europe, Middle East and Africa

Matthew Gutierrez(1)(2)(4)	42	Chief Financial Officer, UK and Europe

Richard Atkins(1)	58	Non-Executive Director

Ed McCormack(1)	55	Non-Executive Director

Peter Cladingbowl(2)	45	Vice President, Operations, Europe, Middle East and Africa

Gabriel Del Campo(2)	44	Vice President, Data Center, Europe, Middle East and Africa and Global Product Manager

Jochen Feinhals(2)	43	Vice President GCTO Europe, Middle East and Africa and Business Process

Isabel Howson(2)	53	Vice President, Human Resources, Europe, Middle East and Africa

Anthony Judd(2)	44	Regional Vice President- Enterprise Sales UK

Bernard Keogh(2)	42	Regional General Counsel, Europe

Derek M Lister(2)	48	Vice President of Carrier Sales, UK

Eileen P Mahoney(2)	48	Vice President Commercial Management, Europe, Middle East and Africa

Michael Magee(2)	38	Vice President Customer Delivery & Technical Support

Robert Turnbull(2)	57	Vice President, Access Management, UK and Europe

(1)	Member of the GCUK Board of Directors.

(2)	Member of the Company’s executive management.

(3)

Edward T Higase was appointed as Managing Director, Europe, Middle East and Africa (“EMEA”), and a member of the GCUK Board of Directors in July 2009 following Anthony Christie’s appointment as Chief Technology and Information Officer at GCL.

(4)	Matthew Gutierrez was appointed Chief Financial Officer, UK and Europe, and a member of the GCUK Board of Directors in November 2009 following the resignation of George McDevitt.

Effective March 2010, Niall Anderson resigned as Director and Chief Marketing Office—EMEA. A permanent replacement has yet to be appointed.

John McShane joined the board of GCUK in June 2005, and was appointed Chairman in July 2007. Mr. McShane was named Executive Vice President and General Counsel of Global Crossing in March 2002. Mr. McShane oversees and manages all of our parent’s legal matters. Mr. McShane joined Global Crossing in February 1999 as European assistant general counsel where he oversaw and managed legal affairs for the European region, including the build out of the Pan European Crossing network. As assistant general counsel he also had responsibility for the oversight of worldwide sales and telecommunications network outsourcing transactions for Global Crossing’s Solutions business unit and major vendor supply agreements. Prior to joining Global Crossing, Mr. McShane spent twelve years at several international law firms, including positions as an associate at Simpson Thacher & Bartlett from 1987 through 1996 and as senior counsel at Shearman and Sterling, Cadwalader, Wickersham & Taft, and Brown & Wood, where his main focus was on representing major commercial banks, financial institutions and corporations in connection with a broad range of their corporate, commercial and financing activities.

Edward T Higase was appointed Managing Director for EMEA in July 2009. Previously, Mr. Higase was Executive Vice President and Chief Customer Experience Officer of GCL. With almost 20 years of general management and sales operation experience in the telecommunications and personal computer industries across Asia Pacific and the United States, he oversaw our parent company’s Customer Experience Re-engineering Team, including service delivery, which endeavors to ensure industry-leading customer service. Mr. Higase also served as Global Crossing’s Executive Vice President, worldwide carrier services from 2002 to 2008, in which capacity he oversaw the wholesale carrier voice and data business worldwide, serving fixed and mobile telecom carriers, cable television, ISP, and Application Service Provider customers. Mr. Higase served as President, Carrier Services for Asia Global Crossing, the separately listed subsidiary of Global Crossing, from August 2000 to December 2001. Prior to Asia Global Crossing, Mr. Higase was Corporate Director and General Manager from November 1999 to August 2000 of the medium-size business Corporate Accounts Division for Dell Computer Corporation in Japan, where he was the business leader of a US$350 million P&L business unit and achieved 60 percent year-over-year growth of Dell’s corporate business in Japan. Prior to this assignment, he served as Corporate Director, Dell Online for Asia Pacific from August 1998 to November 1999, where he led the growth of Internet-based transactions in the region to 46 percent of Dell’s revenue from the Asia Pacific region. Mr. Higase began his career with AT&T in Japan. During his nine years with the company, he held a wide range of senior and executive positions in marketing, sales and business management across AT&T’s business markets division, consumer markets division, outsourcing unit, and the international business unit. He spent most of his AT&T career in assignments in Japan, Australia, Hong Kong, Singapore and the US, and has done business extensively across Asia Pacific and the US. He last served as service line director for networked voice premises management at AT&T Solutions’ world headquarters in New Jersey, U.S. Mr. Higase holds an M.B.A. from Drake University and a B.A. in international relations from the University of California, Davis. He has also attended the Executive Development Program at the Wharton School at the University of Pennsylvania.

Paul Corre was appointed Vice President, Procurement and Vendor Management, for EMEA in March 2010. Mr. Corre brings with him broad and extensive experience gained in a variety of strategic procurement and leadership roles at Cap Gemini UK, Lloyds TSB Bank, Ford Motor Company and most recently, Siemens. He joins us from Siemens Enterprise Communications where he was Vice President Global Purchasing, for EMEA and Asia Pacific with responsibility for €390M of direct and indirect spend. Prior to this role, Mr. Corre was head of strategic procurement for the UK & Ireland where amongst other various achievements; he helped Siemens develop a procurement strategy for the region and achieved a high level of cost reduction.

Matthew Gutierrez was appointed Chief Financial Officer (“CFO”), UK and Europe in November 2009. In this position he manages all financial operations in the region, including planning, external reporting, performance management, forecasting, productivity analysis and incentive compensation. In addition, he manages gross margin performance analysis and optimization planning along with customer-level profitability analysis and prioritization of success-based capital expenditures. Previously, Mr. Gutierrez managed Global Crossing’s Operational Performance unit, overseeing the global review of performance metrics and forecasts to facilitate concise and efficient decision-making within the company. Mr. Gutierrez has also served as the company’s financial controller, leading all credit and collections activities, real estate management and the procurement organization. Before that, he was a senior vice president of operations, supervising network planning and vendor relations. Mr. Gutierrez joined Global Crossing in 2000 as vice president of finance, reporting to the chief operating officer and executive vice president of finance. Prior to joining Global Crossing, he held numerous leadership positions at AT&T and other telecommunication companies. Mr. Gutierrez earned a B.A. in business administration at Villanova University and went on to earn an M.B.A. in finance at Seton Hall University, both in the US.

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

Ed McCormack joined the board of GCUK in January 2008. From 2006 to 2007, Mr. McCormack acted as a strategic advisor to the President, and the wider Executive team, of FLAG Telecom. Prior to this, Mr. McCormack was an executive of FLAG Telecom for ten years, serving as a Member of the FLAG Board from 2000 to 2006. He served as the CFO from February 1996 to November 2000 and was appointed Chief Operating Officer in March 2000. Prior to that time, Mr. McCormack spent 17 years with Bechtel, the engineering and construction company, where his final position was CFO of Bechtel EMEA and South West Asia.

Peter Cladingbowl serves as Vice President, Operations, EMEA. Previously, Vice President, European and UK Information systems and prior to that part of the Global Network Operations team where he held the position of Director Business Operations and was responsible for operational support systems and global network performance management. During this time, network availability rose to 99.99% and he put in place a strategy for intelligent network systems with the objective of both improving the overall customer experience and operational productivity by creating a “self aware” network. Mr. Cladingbowl joined Global Crossing from Racal Telecom where, as product planning and process manager, he developed and implemented an on-line product catalogue and order management system. In his early career with Global Crossing, Mr. Cladingbowl led the program to integrate business and network management systems. Mr. Cladingbowl has substantial experience in manufacturing and started his career as a geophysical engineer in the off-shore oil industry. He holds a BSC (Mech.) Eng from the University of Cape Town, South Africa.

Gabriel Alejandro Del Campo serves as Vice President, Datacenter, EMEA and is also the Global Product Manager. Originally from Argentina, Mr. Del Campo has over 22 years of experience in the information and communications technology industry. Prior to this role, from 1997 he was the Senior Vice President Datacenter for the Latin America Region for Impsat Fiber Networks Inc., before its acquisition by Global Crossing in 2007, where he developed the business from scratch to become one of the market leaders in the region. Mr. Del Campo has also worked for Startel, a Telefonica and Telecom company for two years, has been general manager of a leading Enterprise Resource Planning software company and worked nine years at IBM Argentina in various marketing, sales and business management positions.

Jochen Feinhals serves as the Vice President GCTO EMEA and Business Process. In this role he is responsible for leading global business process efforts company-wide and Information Technology (“IT”) operations in the EMEA region. He has more than 20 years of experience in IT and business process and has led projects that have resulted in significant cost reductions and the optimisation of business processes, thus driving commercial efficiencies. Mr. Feinhals joined Global Crossing in 2007 through the acquisition of Impsat Fiber Networks Inc., where he was the Vice President of IT and Business Process. In this role he was responsible for driving process implementation and execution across all Impsat businesses, strategic IT planning and the implementation of a company-wide integrated OSS/BSS. Mr Feinhals holds a BS in Electronic Engineering from Cologne University, Germany.

Isabel Howson serves as Vice President of Human Resources (“HR”) for Global Crossing in the UK. Ms. Howson has more than 25 years’ experience as an HR professional with extensive experience at senior management and board level. Her career spans multiple industries including telecommunications, financial services, modern manufacturing, and publishing. Ms. Howson has extensive experience of implementing HR strategies to support organizational change and restructuring, employee relations and the management of growth through acquisition. Before joining Global Crossing in April 2007, she was HR Director for Fibernet Group Limited (then Fibernet Group plc) with responsibility for formulating and delivering its HR strategy for the UK and Europe. Prior to Fibernet, Ms. Howson held senior HR positions at Barclays Bank, where she was head of organizational change and introduced leadership and cultural change management programs, Rolls Royce and HarperCollins Publishers and has worked as a consultant on HR to the National Health Service and the telecommunications sector.

Anthony Judd serves as Regional Vice President-Enterprise Sales UK. Mr. Judd has worked in the telecommunications industry for 27 years holding senior positions in a broad range of roles including sales, service, operations, outsourcing, and business consulting and leading an internal change programme with McKinsey. Prior to joining Global Crossing in February 2006, Mr. Judd served with C&W for 20 years, initially in engineering roles and culminating as Head of Sales Operations and Services for the UK reporting to the Chief Executive Officer. For 13 years at C&W Mr. Judd worked within the service and sales area and in 2004 was responsible for creating the C&W Oil sector which generated growth in global revenues and for selling and delivering C&W’s first and largest integrated managed service customer.

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

Derek Lister joined GCUK in December 2006 following the acquisition of Fibernet where he served as director for all sales functions in the UK and Germany and was a member of the executive team. Mr. Lister was appointed as our Vice President of Carrier Sales, UK in February 2007 and serves on the Company’s senior management team. Mr. Lister was responsible for the integration of the GCUK and Fibernet UK carrier sales functions into a single unit, structured around three teams, strategic accounts (focused on developing new business with existing major customers), carrier and ISP (tasked with generating growth through new relationships with tier-2 operators) and indirect channels (whose focus is on building co-operative relationships with partners who operate the virtual network model for their customers). Mr. Lister has more than 22 years’ experience in the telecommunications and IT industries. Before joining GCUK, he spent six years with Fibernet and prior to this was business development director for ntl Broadcast, where he was heavily involved in bringing new and emerging technologies to market, including broadcast, mobile data and digital TV. Whilst at ntl Broadcast, he created a new sales team selling to corporates and small to medium enterprises, which grew to be a US$100 million business. He also served as chairman of the IPTV Forum in Europe between 1999 and 2000. Prior to ntl Broadcast, Mr. Lister spent 11 years with CTE, Scotland’s largest telecoms reseller. His roles included new business development and account management of corporate clients.

Eileen P Mahoney became Vice President Commercial Management, EMEA in September 2009. In this role she is responsible for leading Global Crossing’s go–to–market and alliance management functions, driving profitable business growth. Previously, she was Vice President of Global Advanced Solutions and Strategic Pricing, responsible for margin management, complex bid management, and strategic pricing—initiating best practices and processes to positively impact global revenues and margins. Since joining Global Crossing in 2000, Ms. Mahoney has held senior roles in Product Management and Strategic Marketing, leading a marketing strategy that helped define Global Crossing’s competitive differentiation. Ms. Mahoney has over 14 years’ telecoms industry experience and spent 4 years at Tat in strategic marketing and product marketing roles. She holds a BA degree in Economics and Business from Lafayette College, Pennsylvania, US.

Michael Magee is Vice President customer delivery and technical support, EMEA. In this role Mr. Magee is responsible for the Carrier and Enterprise service delivery functions and Enterprise Customer Support Management and Sales Engineering Teams. He was appointed to this role in 2010 at which time he also became a member of the EMEA senior leadership team. Mr. Magee has over 20 years experience within the telecoms industry and throughout his career has held seniors roles with responsibility for service delivery, project management, Operations and supplier management amongst others. Since joining Global Crossing in 2004, Mr. Magee has been instrumental in driving operational improvement programmes resulting in an enhanced customer experience, reduction in operating cost and increase in efficiency. At the same time he has established and team of consummate networking professionals that ensures delivery of Global Crossing services whilst maintaining industry-leading customer satisfaction levels.

Robert Turnbull became Vice President, Access Management in May 2001. From January 1998 to January 2001, he was Director Carrier Relations for Axxon Telecom, a switched reseller operating in Europe. Mr. Turnbull was previously employed by T-Mobile, Germany as Director, International Business Development where he was responsible for acquisition of mobile licenses in Taiwan and Italy. Prior to T-Mobile, Mr. Turnbull worked for C&W from 1973 to 1996 and held a number of technical, operational and management positions globally, including in the United States, Japan, Sweden and the United Kingdom.

B.	Compensation

Our Director and Executive Compensation

The aggregate remuneration (which consists of salary, bonus and other compensation) paid by us or by a member of the GCL group of companies to all of our directors and executive management (totaling seventeen persons(1) ) for the 2009 financial year was approximately £2.9 million(2) . This does not include the compensation paid to John McShane as he is not directly involved in the day-to-day management of GCUK. Of this aggregate compensation, approximately £1.6 million was paid in salaries. For 2009, the highest paid director or executive received £0.4 million, including salary, bonuses, benefits-in-kind and pension contributions.

(1)	This number includes the directors and executive management that served throughout 2009 together with those members of the Company’s Directors and executive management who either left (Anthony Christie and George McDevitt) or joined (Edward T Higase, Paul Corre, Matthew Gutierrez, Jochen Feinhals, Eileen P Mahoney and Michael Magee) during 2009. The remuneration of each of these persons, with the exception of John McShane, for the 2009 financial year is included in the above aggregate remuneration figure.

(2)	Bernard Keogh’s compensation was translated from euros to pounds sterling at £1.00 = €1.1154 the average rate for the year ended December 31, 2009. Compensation paid to Anthony Christie, Edward T Higase and Matthew Gutierrez was translated from US Dollars to pounds sterling at £1.00 = US$1.5525 the average rate for the year ended December 31, 2009.

Except for Mr. Atkins and Mr. McCormack who were paid £0.1 million in aggregate, we did not compensate our directors independently for their services in their capacity as members of the Board of Directors.

Our directors and executive management (excluding those members of the Company’s executive management who left the Company during 2009 and whose stock based awards were exercised or lapsed in 2009) held the following stock-based awards (including stock options), as of March 31, 2010 :

Name	Number Outstanding	Exercise price ($)	Expiration date
John McShane	50,000	10.16	December 9, 2013
	15,000	15.39	December 15, 2014
	32,000		December 31, 2010	*
	16,000		March 4, 2011	*
	45,650		December 31, 2011	*
	45,650		March 12, 2012	*
	21,750		December 31, 2012	*
	21,750		February 1, 2013	*

247,800

Edward T Higase	28,000		December 31, 2010	*
	14,000		March 4, 2011	*
	41,500		December 31, 2011	*
	41,500		March 12, 2012	*
	19,750		December 31, 2012	*
	19,750		February 1, 2013	*

164,500

Matthew Gutierrez	7,333	10.16	December 9, 2013
	4,000	15.39	December 15, 2014
	4,500		December 31, 2010	*
	4,500		March 4, 2011	*
	11,500		December 31, 2011	*
	11,500		March 12, 2012	*
	5,100		December 31, 2012	*
	5,100		February 1, 2013	*

53,533

Peter Cladingbowl	1,500		December 31, 2010	*
	1,500		March 4, 2011	*
	4,000		December 31, 2011	*
	4,000		March 12, 2012	*
	1,800		December 31, 2012	*
	1,800		February 1, 2013	*

14,600

Gabriel Del Campo	1,500		December 31, 2010	*
	1,500		March 4, 2011	*
	2,000		December 31, 2011	*
	2,000		March 12, 2012	*
	1,300		December 31, 2012	*
	1,300		February 1, 2013	*

9,600

Jochen Feinhals	250		December 31, 2011	*
	250		February 1, 2013	*

500

Name	Number Outstanding	Exercise price ($)	Expiration date
Isabel Howson	1,500		December 31, 2010	*
	1,500		March 4, 2011	*
	3,000		December 31, 2011	*
	3,000		March 12, 2012	*
	1,450		December 31, 2012	*
	1,450		February 1, 2013	*

11,900

Anthony Judd	1,500		December 31, 2010	*
	1,500		March 4, 2011	*
	6,500		December 31, 2011	*
	6,500		March 12, 2012	*
	25,000		October 19, 2012	*
	1,850		December 31, 2012	*
	1,850		February 1, 2013	*

44,700

Bernard Keogh	667	15.39	December 15, 2014
	3,500		December 31, 2010	*
	3,500		March 4, 2011	*
	4,500		December 31, 2011	*
	4,500		March 12, 2012	*
	1,850		December 31, 2012	*
	1,850		February 1, 2013	*

20,367

Derek M Lister	1,500		December 31, 2010	*
	1,500		March 4, 2011	*
	4,550		December 31, 2011	*
	4,550		March 12, 2012	*
	2,350		December 31, 2012	*
	2,350		February 1, 2013	*

16,800

Eileen P Mahoney	667	15.39	December 15, 2014
	1,500		December 31, 2010	*
	1,500		March 4, 2011	*
	1,200		December 31, 2011	*
	1,200		March 12, 2012	*
	750		December 31, 2012	*
	750		February 1, 2013	*

7,567

Michael Magee	1,500		December 31, 2010	*
	1,500		March 4, 2011	*
	1,600		December 31, 2011	*
	1,600		March 12, 2012	*
	800		December 31, 2012	*
	800		February 1, 2013	*

7,800

Robert Turnbull	1,675	10.16
	2,000	15.39
	3,000		December 31, 2010	*
	3,000		March 4, 2011	*
	3,950		December 31, 2011	*
	3,950		March 12, 2012	*
	1,850		December 31, 2012	*
	1,850		February 1, 2013	*

21,275

*	Restricted Stock Units (“RSU’s”)

Our Parent’s Director and Executive Compensation

Our Parent’s 2009 Bonus Program

On April 15, 2009, our parent company’s board of directors adopted the Global Crossing annual bonus program for 2009 (the “2009 Bonus Program”) at the recommendation of our parent’s compensation committee. Substantially all non-sales employees of Global Crossing and its affiliates participated in the 2009 Bonus Program. The program was intended to retain such employees and to motivate them to help Global Crossing achieve its financial and business goals.

Actual awards under the 2009 Bonus Program were to be paid only if our parent achieved specified performance goals for 2009 relating to earnings (50% weighting) and cash flow (50% weighting). If our parent achieved the target levels of both performance goals, then each participant will have the potential to receive up to 100% of the participant’s target bonus opportunity. The Compensation Committee may in its sole discretion adjust the payout amounts to any or all participants based upon such factors, objective or subjective, it deems prudent, necessary or appropriate. For example, without exclusion or limitation, the Compensation Committee may reduce or eliminate any payout amount based on any events or changes in events (past, present or future), accounting practices or applicable law, general macro-economic or market factors, extraordinary gains or losses, discontinued operations, restructuring costs, sales or dispositions of assets and acquisitions, individual work performance criteria, the Company’s OIBDA (defined as operating income before depreciation and amortization), free cash flow (defined as net cash provided by (used in) operating activities less purchases of property and equipment as disclosed in the statement of cash flows), cash flows, net income, pre-tax income, net revenue, EBITDA, operating income, diluted earnings per share, earnings per share, gross margin, return on sales, return on equity, return on investment, cost reductions or savings, operational funding requirements, appreciation in Company stock value, the Company’s liquidity position, stock value and business prospects, and any other performance results and productivity measures applicable to individual participants.

Effective February 12, 2010, the GCL compensation committee approved a payout of 31.9% of annual bonus target under 2009 Bonus Program. All of the bonus payable under the 2009 bonus program was paid in cash in April 2010.

Establishment of our Parent’s 2010 Bonus Program

On February 1, 2010, our parent company’s board of directors adopted the Global Crossing annual bonus program for 2010 (the “2010 Bonus Program”). Substantially all of the Company’s non-sales employees may become eligible to participate in the 2010 Bonus Program. The program is intended to retain such employees and to motivate them to help the Company achieve its financial and business goals.

Actual awards under the 2010 Bonus Program will be based on the extent to which the GC Group achieves specified performance goals for 2010 relating to earnings (representing 50% of target opportunity) and cash flow (representing 50% of target opportunity). The Compensation Committee may in its sole discretion adjust the payout amounts to any or all participants based upon such factors, objective or subjective, it deems prudent, necessary or appropriate. For example, without exclusion or limitation, the Compensation Committee may reduce, eliminate or increase any payout amount based on any events or changes in events (past, present or future), accounting practices or applicable law, general macro-economic or market factors, extraordinary gains or losses, discontinued operations, restructuring costs, sales or dispositions of assets and acquisitions, individual work performance criteria, the GC Group’s OIBDA, free cash flow, cash flows, net income, pre-tax income, net revenue, EBITDA, operating income, diluted earnings per share, earnings per share, gross margin, return on sales, return on equity, return on investment, cost reductions or savings, operational funding requirements, appreciation in GCL stock value, the GC Group’s liquidity position, stock value and business prospects, and any other performance results and productivity measures applicable to individual participants.

Bonus payouts under the 2010 Bonus Program will be made in cash; provided that the Compensation Committee retains discretion to pay any portion of the payouts using shares issuable under the 2003 Global Crossing Limited Stock Incentive Plan.

Our Parent’s Stock Incentive Plans

Certain of our directors, officers and employees benefit from our parent’s 2003 Global Crossing Limited Stock Incentive Plan, as amended through June 2007 (“2003 Plan”). Moreover, certain people with significant operational control over us are not actually employed by us but by our parent or its affiliates and they also benefit from this plan. We do not have any other independent stock incentive plan.

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

At the March 13, 2007 meeting, our parent’s compensation committee determined that none of the financial performance measures had been met in respect of the 2005 grants and that there would be no vesting of the half of the RSUs dependent upon the achievement of such financial measures. Vesting of time-based RSUs on June 14, 2008 remained in effect for those participants who remained employed with Global Crossing on that date. At its meeting on March 4, 2008, our parent company’s compensation committee determined that GCL achieved gross margin in its enterprise, carrier data, and indirect channel segment above the threshold gross margin measure in respect of the 2006 grants. GCL did not achieve the threshold performance measures relating to earnings and cash use. It was established that the 2006 Performance Shares payout would be 11.8% of target amounts. All 2006 Performance Shares vested on December 31, 2008, subject to continued employment through that date.

In addition, a target performance share opportunity was established for each participant. Each performance share earned will be paid out in unrestricted shares of common stock of our parent on December 31, 2009, subject to the participant’s continued employment through that date and subject to earlier pro-rata payout in the event of death or long-term disability. See Item 6.B. “—Compensation - Our Director and Executive Compensation” for further detail of these grants.

Each participant’s target performance share opportunity comprises three separate award opportunities: One based on a goal related to combined 2007 and 2008 EBITDA Metric performance in an amount equal to 40% of the overall target opportunity; one based on a goal related to combined 2007 and 2008 Cash Use Metric performance in an amount equal to 40% of the overall target opportunity; and one based on a goal for combined 2007 and 2008 revenue minus cost of access expense for our parent’s “Invest and Grow” operating segment (“Invest and Grow Metric”) in an amount equal to 20% of the overall target opportunity. Performance shares with respect to each of the EBITDA Metric opportunity, the Cash Use Metric opportunity and the Invest and Grow Metric opportunity will be earned only if our parent achieves specified financial performance goals relating to that opportunity. Specifically, each grantee will earn (i) 50% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved; (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity is achieved; or (iii) 150% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved or exceeded. Attainment of these objectives at threshold level is intended to require satisfactory financial performance; target payout is intended to require more than satisfactory performance; and maximum payout is intended to require performance that significantly exceeds our parent company’s expectations. Straight-line interpolation will be used to determine the payout for performance between the threshold and target goals or between the target and maximum goals. No payout will be made for performance below threshold and the payout for performance above maximum is capped at 150% of target opportunity. At its meeting on February 2, 2009, our parent company’s compensation committee approved a payout of 32.4% of target amounts.

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

In light of the above factors, the compensation committee recommended, and our parent’s board of directors approved, the granting of special retention and motivation awards to substantially all non-sales employees of Global Crossing and its subsidiaries consisting principally of share grants with vesting periods of 6 months or 6 months and 12 months. See Item 6.B. “—Compensation - Our Director and Executive Compensation” for further detail of these grants.

In connection with the GC Group’s annual long-term incentive program for 2008, on March 4, 2008, GCL awarded 22,000 restricted stock units to employees which vest on March 4, 2011 and 20,500 performance share opportunities to employees which vest on or before March 15, 2011, in each case subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each participant’s target performance share opportunity is based on total shareholder return over a three year period as compared to two peer groups. Depending on how GCL ranks in total shareholder return as compared to the two peer groups, each grantee may earn 0% to 200% of the target number of performance shares. No payout will be made if the average ranking of GCL’s total shareholder return relative to each of the two peer groups (weighted equally) is below the 30th percentile, and the maximum payout of 200% will be made if such average ranking is at or above the 80th percentile. In the event of a change of control (as defined in the 2003 Global Crossing Limited Stock Incentive Plan), the performance share opportunity payout shall be determined on the basis of GCL’s relative total shareholder return against such indices (as described above) calculated through the relevant termination or change of control date.

In connection with the GC Group’s annual long-term incentive program for 2009, GCL awarded to certain employees 91,410 performance share opportunities which vest on December 31, 2011, subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each participant’s target performance share opportunity is based on total shareholder return over a three year period as compared to two peer groups. Depending on how GCL ranks in total shareholder return as compared to the two peer groups, each performance share grantee may earn 0% to 200% of the target number of performance shares. No payout will be made if the average ranking of GCL’s total shareholder return relative to each of the two peer groups (weighted equally) is below the 30th percentile, and the maximum payout of 200% will be made if such average ranking is at or above the 80th percentile; provided that the portion of any payout exceeding 100% of the target award and not resulting from a Change in Control will be paid at the sole discretion of the GCL Compensation Committee and, unless the Committee determines otherwise, in its sole discretion.

On February 1, 2010, the GCL Compensation Committee and our parent company’s board of directors approved the 2010 long-term incentive program comprising the grant of RSUs and performance shares to key employees of the Company, under the 2003 Global Crossing Limited Stock Incentive Plan.

Each RSU entitles the participant to receive an unrestricted shares of GCL’s common stock on February 1, 2013, subject to the participant’s continued employment through that date and subject to earlier pro-rata vesting in the event of death or long-term disability. Each RSU will also vest in full upon a Change in Control (as defined in the 2003 Global Crossing Limited Stock Incentive Plan). The aggregate number of RSUs granted to GCUK Directors and Management was 60,850.

In addition, a target performance share opportunity was established for each participant. Each performance share earned will be paid out in unrestricted shares of our common stock on December 31, 2012, subject to the participant’s continued employment through that date and subject to earlier pro-rata payout in the event of death or long-term disability; provided that all of the chief executive officer’s unvested performance shares vest upon actual or constructive termination without cause (as determined in accordance with his employment agreement) or due to death or long-term disability. In the event of a Change in Control (as defined in the 2003 Global

Crossing Limited Stock Incentive Plan), the performance share opportunity payout will be determined on the basis of GCL’s relative total shareholder return against such indices (as described below) calculated through the relevant Change in Control date. The aggregate target number of performance shares granted to GCUK Directors and Management was 60,850.

Each participant’s target performance share opportunity is based on total shareholder return over a three year period as compared to two peer groups. Depending on how GCL ranks in total shareholder return as compared to the two peer groups, each grantee may earn 0% to 200% of the target number of performance shares. No payout will be made if the average of GCL’s total shareholder return results relative to the two peer groups (weighted equally) represents a ranking below the 30th percentile, and the maximum payout of 200% will be made if such average ranking is at or above the 80th percentile; provided that the portion of any payout exceeding 100% of the target award and not resulting from a Change in Control will be paid in the sole discretion of the GCL Compensation Committee and, unless the Committee determines otherwise in its sole discretion, will be paid, if at all, in cash rather than shares, with such cash being an amount equal to the product of (i) the average closing price of GCL’s common shares for the month of December 2012 multiplied by (ii) the number of shares constituting the target award multiplied by (iii) the percentage payout in excess of 100%.

Employment Agreements

Our affiliates have entered into separate employment agreements with Messrs. McShane, Higase, Cladingbowl, Feinhals, Gutierrez, Keogh, Lister, Turnbull and Del Campo and Ms. Mahoney. We do not have employment agreements with these individuals. We have entered into contracts for services with Messrs. Atkins and McCormack. In addition, the terms of Messrs. McShane’s, Higase’s and Gutierrez’s employment have been defined by the Global Crossing Limited Key Management Protection Plan (“GCLKMPP”).

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

C.	Board Practices

Our Board of Directors is currently composed of five, two of whom are non-executive directors. Each director has one vote. Resolutions are adopted by a majority vote of those present. Under our articles of association, we are required to have a minimum of two directors and at least two directors must be present for a quorum.

We entered into contracts for service with each of Mr. Atkins and Mr. McCormack whereby each was appointed a director for an initial period of two years. The contract with Mr. Atkins was, on its expiration in 2009 renewed for an additional period of two years. The contract with Mr. Atkins provides that he serve on and chair the Audit Committee of our Board of Directors. The contract with Mr. McCormack was, on its expiration in 2010 renewed for an additional period of two years. The contract with Mr. McCormack provides that he serve on the Audit Committee of our Board of Directors. Each contract may be terminated upon one month’s written notice from either party. We are also entitled immediately to terminate the contract in certain specified circumstances.

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

The number of employees (excluding contractors) at the end of the year for each of the years ended December 31, 2007, 2008 and 2009 was 687, 762 and 772, respectively.

The following table provides a breakdown of our employees (excluding contractors) by function group as at December 31, 2009. In addition to the responsibilities that certain of these employees have within our business, they will devote a proportion of their time to supporting the other legal entities in the GC Group within their respective functional areas in Europe.

Function Group	Total
Access Management	10
Carrier Sales	24
Enterprise Sales & Collaboration Services	157
Field Operations	360
Finance	42
Global Operations	73
Human Resources	8
Information Systems	53
Legal	4
Marketing	27
Procurement	6
Real Estate	8

Total	772

We believe employee relations are excellent, with no significant time lost to industrial action in recent years.

We have a recognition and procedural agreement with the Transport and Salaried Staff’s Association and the National Union of Rail, Maritime and Transport Workers unions for various of our 49 staff on former railway terms and conditions. The agreement provides procedural arrangements for dealing with any collective issues relating to all contractual conditions of employment, including pay and benefits, working hours, holiday entitlements and principles of grading structures.

E.	Share Ownership

See Item 6.B. “—Compensation” and Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for a discussion of the information required by this item.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 31, 2010, the following shareholders were the beneficial owners of 5% or more of any class of GCL’s voting securities: STT Crossing Ltd. beneficially owned 29,351,431 common shares and all 18,000,000 senior preferred shares of GCL; FMR Corp. beneficially owned 8,994,244 common shares (based on publicly available information as of February 16, 2010) and Iridian Asset Management LLC beneficially owned 3,131,745 common shares (based on publicly available information as of January 28, 2010).

As of March 31, 2010, there were 60,410,486 shares of common stock and 18,000,000 senior preferred shares issued and outstanding in respect of GCL. The senior preferred shares are convertible pursuant to a certificate of designations into GCL common stock on a one-for-one basis (subject to dilution adjustment).

As such, the combination of common stock and senior preferred shares held by STT Crossing Ltd. and any of its subsidiaries that are shareholders of GCL from time to time constitute 60.4% of GCL’s aggregate outstanding voting stock. To our knowledge, STT Crossing Ltd. has sole voting and investment power with respect to these shares.

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

Amounts due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The corporate services provided for in the agreement cost us approximately £8.9 million, £9.7 million and £7.9 million for the years ended December 31, 2007, 2008 and 2009, respectively.

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

Fees due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The use of assets provided for in the agreement cost us approximately £0.5 million, £0.4 million and £0.2 million for the years ended December 31, 2007, 2008 and 2009, respectively.

In addition, during the year ended December 31, 2009, the Company made a retrospective property tax recharge to GCE, an affiliated company, of £1.6 million covering the period April 2005 to April 2010.

Following an amendment to the shared resources agreement, commencing January 1, 2009, the Company pays GCL for the value of GCL share-based awards granted to employees of the Company, such value to be determined by reference to the amount accrued in respect of such awards in accordance with generally accepted accounting principles. In the year ended December 31, 2009, the Company incurred an expense of approximately £0.4 million for the value of such GCL share-based awards during that period.

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

GCUK’s portion of the operating expenses relating to its use of international voice over GCL’s sub-sea network, or applicable sub-sea costs, will be based on our international long distance voice revenue as a percentage of GCL subsidiaries’ consolidated total international revenue multiplied by GCL’s consolidated cost of operating sub-sea cable or, alternatively, on such basis as may reasonably be considered to be within the OECD guidelines. Pursuant to the agreement’s terms, GCSEL will obtain sub-sea voice transport and termination services for us from GCL’s other subsidiaries and voice transport and termination services for GCL’s other subsidiaries from us, administer billings between us and GCL’s other subsidiaries for fees incurred in connection with voice transport and termination services, and provide related administrative tasks and services. Fees due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The services provided for in the agreement provided income for us of approximately £0.4 million for the year ended December 31, 2007 and in the year ended December 31, 2008, the Company recorded a charge of £0.1 million. In the year ended December 31, 2009, the Company recorded income of £0.4 million in respect of these services.

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

Agreement to Acquire Fibernet from GC Acquisitions

On December 28, 2006, we entered into a share purchase agreement with GC Acquisitions under which we purchased the entire issued share capital of Fibernet Group Limited from GC Acquisitions for a purchase price of approximately £53.1 million. See Item 4.A. “Information on the Company—History and development of the Company”.

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

Intercompany Loans

On April 12, 2006, the Company entered into a credit agreement with GCE. As at December 31, 2009, there were loans of US$50.4 million (equivalent to £31.3 million as at December 31, 2009) due under the credit agreement. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the Operating Cash Flow, as permitted and defined under the Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, and have an effective interest rate of 13.5%. The full principal amount of the indebtedness under the credit agreement is due and payable on the earlier of (i) five business days prior to December 15, 2014, which is the date of maturity of our Senior Secured Notes; and (ii) upon notice to GCE by us in the event of an early repayment of the Senior Secured Notes attributable to an event of default under the Indenture.

On April 11, 2007, the Company entered into a US$15.0 million commitment to GCE in accordance with the Indenture and under the same terms and conditions set forth in the intercompany credit agreement. On May 2, 2007 the Company made a loan to GCE pursuant to this commitment in the amount of US$5.0 million, which was repaid in full on June 30, 2007. This commitment lapsed in 2007.

There were no loan balances due to other companies in the GC Group as at December 31, 2008. On April 8, 2009, the Company entered into a loan facility of up to US$15.0 million with GC Impsat Holdings I plc, a member of the GC Group, which was fully drawn down in the second quarter of 2009. The purpose of the loan was to support our Excess Cash Offer in respect of the year ended December 31, 2008 and other working capital needs. At December 31, 2009 the pounds sterling equivalent balance outstanding in respect of this loan was £9.3 million. The loan has an effective interest rate of 10%, payable semi-annually in arrears and matures in September 2012.

On March 30, 2010, the Board of Directors of the Company agreed the terms of a $20.0 million loan from GCE, a member of the GC Group. This loan was fully drawn down on March 31, 2010.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

A.7.	Legal Proceedings

None.

B.	Significant Changes

See note 28 “subsequent events” in the accompanying consolidated financial statements.

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

For further information, see GCUK’s Memorandum and Articles of Association filed as Exhibit 3.2 to the registration statement on Form F-4 filed on July 8, 2005.

C.	Material Contracts

Indenture

The Issuer has issued US$200 million in aggregate principal amount of 10.75% US Dollar-denominated senior secured notes due 2014 and £157 million (consisting of £105 million in aggregate principal amount of Initial Notes and £52 million in aggregate principal of Additional Notes) in aggregate principal amount of 11.75% pounds sterling-denominated senior secured notes due 2014 under the Indenture, dated as of December 23, 2004, among the Issuer, GCUK as the guarantor, certain other guarantors and The Bank of New York as trustee.

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

We agreed to file a registration statement with the US Securities and Exchange Commission relating to an offer to exchange the Initial Notes for publicly tradable notes that have identical terms (except for terms concerning additional interest and transfer restrictions). On August 3, 2005 the Issuer offered to exchange up to US$200 million of the 10.75% US Dollar-denominated senior secured notes due in 2014 and up to £105 million of the 11.75% pounds sterling-denominated senior secured notes due in 2014 for like principal amounts of US Dollar-denominated Senior Secured Notes due in 2014 and pounds sterling-denominated Senior Secured Notes due in 2014 that had been registered under the Securities Act of 1933, as amended.

As of September 26, 2005 when the exchange offer closed, US$199,860,000 or 99.93% of the outstanding aggregate principal amount of the original US Dollar-denominated Notes and £105,000,000 or 100% of the outstanding aggregate principal amount of the original sterling-denominated Notes had been validly tendered and accepted for exchange by the Issuer.

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

The Committee on Uniform Securities Identification Procedures (“CUSIP”) and International Securities Identification Number (“ISIN”) numbers for the new US Dollar-denominated Notes are C37943S AB 6 and US37943SAB60, respectively. The Common Code and ISIN numbers for the new pounds sterling-denominated Notes are 022661345 and XS0226613452, respectively.

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

Intercreditor Agreement

The Bank of New York, as trustee on behalf of the holders of the Notes, has entered into an intercreditor and collateral agency agreement (“the intercreditor agreement”) with an affiliate of Goldman, Sachs & Co., or the interest hedge secured party. We have entered into an interest hedge agreement with the interest hedge secured party to minimize our exposure to any dollar/sterling currency fluctuations related to interest payments on the US Dollar-denominated Initial Notes. The intercreditor agreement grants the interest hedge secured party a security interest in the collateral securing the Notes that ranks equally with the security interests of the holders of the Notes.

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

Term Loan Agreement and 12% Senior Secured Notes

On May 9, 2007, GCL entered into a US$250.0 million five-year senior secured term credit facility with certain subsidiaries of GCL under which Goldman Sachs Credit Partners L.P. acted as administrative and collateral agent for a group of lenders. The term loan was increased to US$350.0 million pursuant to an amendment to the Term Loan Agreement executed on June 1, 2007.

On September 22, 2009, our parent repaid the Term Loan in full using the proceeds of the issuance of US$750 million original principal amount of 12% Senior Secured Notes due 2015 at an issue price of 97.944% of their par value. Such notes have been guaranteed by the vast majority of GCL’s subsidiaries other than GCUK and its subsidiaries. The transaction was intended to simplify our parent’s capital structure and to improve its liquidity and financial flexibility.

The 12% Senior Secured Notes indenture does not contain any requirement that intercompany loans from us to our parent or any of its subsidiaries be subordinated to the payment of obligations under the 12% Senior Secured Notes. However, the 12% Senior Secured Notes indenture limits the ability of our parent and its other subsidiaries to make certain restricted investments, including loans to us.

Network Rail

We lease certain telecommunications cable and related equipment from Network Rail under a finance lease agreement between GCUK (then BR Telecommunications Limited) and Network Rail (then Railtrack plc), dated June 30, 1994. The lease also covered certain copper cable and PABX equipment. In connection with its plan to modernize the signaling system on the UK railways, Network Rail issued a notice to terminate the lease of such copper cable and PABX equipment, which termination became effective March 2005. On November 10, 2004, we entered into a capacity purchase agreement with Network Rail that provides us the right to use capacity over such copper cable and the PABX equipment. The initial term of the capacity purchase agreement finishes at the end of March 2010 and we are currently engaged in discussions with Network Rail concerning the extension of the capacity purchase agreement The initial term of the capacity purchase agreement expires at the end of March 2010 and we are currently engaged in discussions with Network Rail concerning a long term extension of the capacity purchase agreement. Pending those discussions, the agreement automatically renews until terminated by either party on 3 months notice. A deed of grant between GCUK (then BR Telecommunications Limited) and Network Rail (then Railtrack plc), dated February 9, 1994, grants GCUK easement rights to retain its equipment and install new equipment on Network Rail’s property. For a summary of these agreements and our relationship with Network Rail, see Item 4.B. “Information on the Company—Business Overview—Network Rail and British Railways Board.”

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

European Directive on the Taxation of Savings Income

The EU has adopted a Directive regarding the taxation of savings income. Member States of the European Union are required to provide to the tax authorities of other Member States of the European Union details of payments of interest and other similar income paid by a person to an individual in another Member State of the European Union, except that Austria and Luxembourg are instead imposing a withholding system for a transitional period unless during such period they elect otherwise. The transitional period will end after agreement on exchange of information is reached between the European Union and certain non-European Union states. Belgium previously imposed a withholding system but recently elected to switch to an “exchange of information” based system with effect from January 1, 2010. A number of non-EU countries and certain dependent or associated territories of certain Member States have adopted or agreed to adopt similar measures (either provision of information or transitional withholding) in relation to payments made by a person within their respective jurisdictions to an individual beneficial owner resident in, or certain limited types of entity established in, a Member State. In addition, the Member States have entered into provision of information or transitional withholding arrangements with certain of those countries and territories in relation to payments made by a person in a Member State to an individual beneficial owner resident in, or certain limited types of entity established in, one of those countries or territories.

On November 13, 2008 the European Commission published a proposal for amendments to the Directive. The proposal included a number of suggested changes which, if implemented, would broaden the scope of the rules described above. The European Parliament approved an amended version of this proposal on April 24, 2009.

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

Certain aspects of US federal income taxation relevant to a beneficial owner of a note that is an individual, a corporation, an estate or a trust other than a US holder, or a non-US holder, are also discussed below. The discussion below assumes that the notes are properly treated as debt for US federal income tax purposes. The discussion assumes that any original issue discount (“OID”) on a note is a de minimis amount, within the meaning of the US Treasury regulations relating to OID. Under these regulations, a note will have OID to the extent the principal amount of the note exceeds its issue price. Further, if a note has any OID, it generally will be de minimis if it is less than 0.25% of the principal amount of the note multiplied by the number of full years included in its term. The discussion does not address all aspects of US federal income taxation that might be relevant to particular holders due to their personal investment circumstances or status, nor does it discuss the consequences to investors subject to special treatment under the US federal income tax laws, such as dealers in securities or foreign currency, brokers, taxpayers that have elected mark-to-market accounting, financial institutions or “financial services entities,” insurance companies, tax-exempt organizations or private foundations, taxpayers holding notes as part of a “straddle,” “hedge,” “conversion transaction,” “constructive sale” or other integrated investment, holders who hold the notes other than as capital assets (within the meaning of section 1221 of the Code), US holders that have a “functional currency” other than the US Dollar, US expatriates or former long-term residents of the United States and persons subject to the alternative minimum tax. This discussion does not address any special rules that may apply if the holder receives principal in installment payments or if a note is called before the maturity date. This discussion also does not take into consideration any US federal income tax implications if:

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

The references in the discussion concerning foreign currency, exchange rates and exchange gain or loss apply only to the pounds sterling-denominated notes.

Each holder should consult its own tax advisor concerning the application of US federal income tax laws, as well as the laws of any state, local or non-US taxing jurisdiction to its particular situation.

Stated Interest on Notes

Stated interest on a note will be taxable to a US holder as ordinary income either at the time it accrues or is received in accordance with the US holder’s method of accounting for US federal income tax purposes. Stated interest paid on a note will be includible in income by a US holder in an amount equal to the US Dollar value of the interest, regardless of whether a payment is in fact converted to US Dollars at that time. If the US holder uses the cash method of accounting for US federal income tax purposes, the US Dollar value of the interest is determined using the spot rate at the time payment is received. If a US holder uses the accrual method of accounting for US federal income tax purposes, the US Dollar value of the interest is determined using the average exchange rate during the relevant accrual period (or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year) or, if elected, the spot rate (a) on the last day of the relevant accrual period (or, with respect to an accrual period that spans two taxable years, on the last day of the part of the period within the taxable year); or (b) on the payment date, if that date is within five business days of the last day of the accrual period or taxable year. Any spot rate election will apply to all debt instruments held by the US holder at the beginning of the first taxable year to which the election applies and afterwards acquired and will be irrevocable without the consent of the US Internal Revenue Service (“IRS”). Any differences in the exchange rate between the rate at which interest on a note is included in income and the spot rate on the payment (or disposition) date for interest will result in exchange gain or loss on the related amount of interest, and will generally be treated as US source ordinary income or loss for US federal income tax purposes. Foreign currency received as interest on the notes will have a tax basis equal to its US Dollar value determined by translating the foreign currency received at the spot rate in effect on the date the interest payment is received.

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

Market Discount

A note will generally be treated as purchased at a market discount if the amount for which a US holder purchased the note is less than the note’s principal amount at maturity and such difference is greater than or equal to 0.25% of such note’s principal amount multiplied by the number of complete years remaining to the note’s maturity. Any gain recognized on the maturity or disposition of a note purchased at a market discount will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such note. Alternatively, a US holder may elect to include market discount in income currently over the life of the note. Such election will apply to all debt instruments purchased at a market discount on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. Market discount accrues on a straight-line basis unless investors elect to accrue on a constant yield basis. If a US holder does not elect to include market discount on a note in income currently, the holder generally will be required to defer deductions for interest in borrowings allocable to such note in an amount not exceeding the accrued market discount on the note until the maturity or disposition of or partial payment of principal on such note. There may be foreign exchange gain or loss realized with respect to accrued market discount currently includable in income computed under rules similar to those applicable to interest (discussed above).

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

A US holder’s adjusted tax basis in a note generally will equal the cost of the note (excluding the portion allocable to Pre-issue Interest, if any, increased by any accrued market discount previously taken into income with respect to the note and reduced by any amortized bond premium) to the US holder, which is the US Dollar value of the foreign currency purchase price of the note translated at the spot rate for the date of purchase or, in some cases, the settlement date. The conversion of US Dollars into foreign currency and the immediate use of that foreign currency to purchase a note generally will not result in a taxable gain or loss for a US holder. A US holder will have a tax basis in any foreign currency received on the sale, exchange, redemption or other taxable disposition of a note equal to the US Dollar value of that foreign currency on the date of receipt.

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

Since the registration statement of the exchange offer of the Initial Notes became effective, we have been subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligation by filing with or furnishing reports to the SEC. Any document we file with or furnish to the SEC may be read and copied without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room.

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

We are exposed to various market risks arising from adverse changes in market rates and prices, such as foreign currency rates and interest rates. Our treasury activities, including an assessment of our market risks, are controlled by our treasury function and are based on policies and procedures approved by our Board of Directors. We do not enter into derivatives or other financial instruments for trading or speculative purposes. In December 2004, we entered into a hedging arrangement in respect of the amount of the coupon payments of our US Dollar-denominated Notes in order to hedge the effect of dollar/sterling currency fluctuations with respect to the first five years’ interest payments due on those Notes. This cross currency swap expired in December 2009. In May 2006 we designated a loan to an associate company in US Dollars, in order to create a partial economic hedge against principal repayment of the US Dollar-denominated Notes. In addition, we may enter into derivative financial instruments in future periods if we believe that it is an appropriate way to manage our market risks. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional disclosure related to market risks.

Foreign Exchange Risk

We operate primarily in the United Kingdom and approximately 90% of our invoices are denominated in our functional currency. Approximately half of our debt is denominated in US Dollars. Substantially all of our remaining assets and liabilities, excluding our obligations to other Group Companies and short-term financing, are denominated in our functional currency.

At December 31, 2009, we had £120.6 million (US$193.8 million) (2008: £137.8 million (US$198.9 million)) of obligations outstanding under the US Dollar-denominated Notes, partially offset by a £31.3 million (US$50.4 million) (2008: £34.9 million (US$50.4 million)) US Dollar loan receivable due from GCE (see Item 7.B. “Major Shareholders and Related Party Transactions—Intercompany loans”). A 10% weakening in sterling, from the end of the reporting period, against the US Dollar would result in a foreign currency loss of £9.9 million (2008: loss of £11.4 million). A 25% weakening in sterling, from the end of the reporting period, against the US Dollar would result in a foreign currency loss of £29.8 million (2008: loss of £34.3 million).

We entered into a five year cross-currency interest rate swap transaction with an affiliate of Goldman, Sachs & Co. to minimize exposure to any dollar/sterling currency fluctuations related to interest payments on the US Dollar-denominated Notes. The swap transaction converted the US Dollar currency rate on interest payments to a specified pounds sterling amount. This cross currency swap expired in December 2009.

As of December 31, 2008 and 2009, we had net payables, excluding indebtedness, of £13.9 million and £8.8 million, respectively, in currencies other than pounds sterling. A 10% weakening in the rate of pounds sterling, from the end of the reporting period, against the US Dollar and other currencies would result in a foreign currency loss of £1.0 million (2008: loss of £1.5 million). A 25% weakening in the rate of pounds sterling, from the end of the reporting period, against the US Dollar and other currencies would result in a foreign currency loss of £2.9 million (2008: loss of £4.6 million).

In the years ended December 31, 2008 and 2009, we recognized a foreign currency loss of £30.7 million and a foreign currency gain of £11.7 million, respectively, on our non-functional currency net payables and loans.

Interest Rate Risk

Interest on the Notes is fixed and payable semi-annually. The US Dollar-denominated Notes bear interest at 10.75% and the sterling-denominated Notes bear interest at a rate of 11.75%. If market interest rates were to decrease substantially below the fixed rates, we would be incurring above-market interest expense.

As at December 31, 2009, a 1% movement in market interest rates would have an insignificant impact on the Company’s results.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company carried out a review, under the supervision and with the participation of the Company’s management, including the Managing Director (the principal executive officer) and the Chief Financial Officer (the principal financial officer), of the effectiveness of the design and operation of these disclosure controls and procedures at December 31, 2009.

As part of this review, we considered (i) the evaluation by our parent company of the disclosure controls and procedures of the GCL Group Companies, including ourselves, as discussed in GCL’s 2009 annual report filed on Form 10-K on February 23, 2010; and (ii) matters pertaining to our financial reporting on a standalone basis under IFRS, as a foreign private issuer for SEC reporting purposes.

Based upon this review, we have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2009.

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

Accordingly, with the participation of our Managing Director and Chief Financial Officer, GCUK management conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Criteria”). We also participated in GCL’s evaluation, conducted on the same basis, insofar as such evaluation encompassed the operations of GCUK. Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

As part of our review, we consider matters pertaining to our financial reporting on a standalone basis, as a foreign private issuer for SEC reporting purposes. Such standalone financial reporting has been reported in accordance with IFRS for the consolidated financial statements included elsewhere in this report.

This annual report does not include an attestation report of the Company’s independent public accounting firm regarding internal control over financial reporting. The company’s independent public accounting firm was not required to provide an attestation report for 2009 pursuant to temporary rules of the Securities Exchange Commission.

Changes in Internal Control over Financial Reporting

There were no material changes in our internal control over financial reporting during the year ended December 31, 2009.

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

GCL, our parent company, has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions. Our Board of Directors has adopted our parent company’s code of ethics as our own. This code of ethics is available on our parent company’s website (www.globalcrossing.com).

ITEM 16.C.	PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The following fees were paid or are payable to the Company’s and the Issuer’s auditors for the years ended December 31, 2008 and 2009.

	2008	2009
	(£ thousands)
Audit Fees	£647	£450
All Other Fees(1)	50	—

Aggregate fees for professional services	£697	£450

(1)	The other fees paid or payable to the Company’s and Issuer’s auditors for the year ended December 31, 2008 were in respect of a feasibility study.

ITEM 16.D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.	CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18. “Financial Statements” in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements filed as part of this annual report on Form 20-F may be found beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Memorandum and Articles of Association of Global Crossing (UK) Finance Plc (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

1.2	Memorandum and Articles of Association of Global Crossing (UK) Telecommunications Limited (incorporated by reference to Exhibit 3.2 Registration Statement on Form F-4 filed on June 8, 2005).

2.1	Indenture, dated December 23, 2004, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, as Guarantor, the other Guarantors defined therein and the Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

2.2	Supplemental Indenture, dated December 28, 2006, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, as Guarantor, Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited, as Subsidiary Guarantors, and the Bank of New York, as Trustee. (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.1	Intercreditor and Collateral Agency Agreement, dated December 23, 2004, among the Interest Hedge Secured Parties defined therein and the Bank of New York as Collateral Agent (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.2	Debenture, dated December 23, 2004, among Global Crossing (UK) Telecommunications Limited, Global Crossing (UK) Finance Plc and the Bank of New York as Collateral Agent (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.3	Finance Lease Agreement between Railtrack Plc and BR Telecommunications Limited, dated June 20, 2004 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.4	Capacity Purchase Agreement between Network Rail Infrastructure Limited and Global Crossing (UK) Telecommunications Limited, dated November 10, 2004 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.5	Deed of Grant from Railtrack Plc to BR Telecommunications Limited, dated March 31, 1995 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.6	Deed of Grant from British Railways Board to BR Telecommunications Limited, dated March 31, 1995 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.7	Agreement in respect of Telecommunications Apparatus between Railtrack Plc and BR Telecommunications Limited, dated April 21, 1995 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.8	Agreement in respect of Telecommunications Apparatus between British Railways Board and BR Telecommunications Limited, dated June 19, 1995 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.9	Debenture, dated December 28, 2006, among Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited, as Chargors, and the Bank of New York, as Collateral Agent. (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.10	Purchase Agreement, dated December 20, 2006, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.11	Share Purchase Agreement, dated December 28, 2006, among GC Acquisitions UK Limited, as Vendor, and Global Crossing (UK) Telecommunications Limited, as Purchaser. (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.12	Exchange and Registration Rights Agreement, dated December 28, 2006, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 4.15 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.13	Share Purchase Agreement, dated December 27, 2006, among Fibernet Group Limited, as Vendor, and Global Crossing International, Ltd, as Purchaser. (incorporated by reference to Exhibit 4.16 to the Registration Statement on Form 20-F filed on April 20, 2007).

12.1	Certification of Edward T Higase filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of Matthew Gutierrez filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Edward T Higase furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350.

13.2	Certification of Matthew Gutierrez furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350.

Global Crossing (UK) Telecommunications Limited

Consolidated Financial Statements for the Year Ended December 31, 2009

Global Crossing (UK) Telecommunications Limited

Global Crossing (UK) Telecommunications Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Crossing (UK) Telecommunications Limited

We have audited the accompanying consolidated statements of financial position of Global Crossing (UK) Telecommunications Limited as of December 31, 2009 and 2008, and the related consolidated statements of comprehensive (loss)/income, statement of changes in equity, and statements of cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Crossing (UK) Telecommunications Limited at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

Ernst & Young LLP

Reading, England

April 8, 2010

Global Crossing (UK) Telecommunications Limited

Consolidated Statements of Comprehensive (Loss)/Income

(in thousands)

		Year Ended December 31,
	Note	2007	2008	2009
Revenue	3	£296,620	£322,832	£308,864
Cost of sales		(177,665)	(200,487)	(197,160)

Gross profit		118,955	122,345	111,704
Distribution costs		(15,710)	(18,361)	(19,352)
Administrative expenses		(69,468)	(75,037)	(68,708)

Operating profit	4	33,777	28,947	23,644
Finance revenue	6	4,921	4,436	4,924
Finance charges	6	(35,114)	(34,422)	(34,311)
Net foreign exchange gain/(loss) on foreign currency borrowings, net	6	1,172	(28,374)	11,009

Profit/(loss) before tax		4,756	(29,413)	5,266
Tax charge	7	(6,297)	(432)	(598)

(Loss)/profit for the year		£(1,541)	£(29,845)	£4,668

Other comprehensive income/(loss)
Profit/(loss) on cash flow hedge taken to equity		587	4,883	(2,787)
Transfers (from)/to consolidated statement of comprehensive (loss)/income on cash flow hedge		(6)	(154)	93

Other comprehensive income/(loss) for the year, net of tax		581	4,729	(2,694)

Comprehensive (loss)/income for the year		£(960)	£(25,116)	£1,974

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Statement of Changes in Equity

(in thousands)

	Note	Equity Share Capital	Capital Reserve	Hedging Reserve	Accumulated Deficit	Total
At January 1, 2007		£101	£25,368	£(2,616)	£(219,125)	£(196,272)
Gain on cash flow hedge taken to equity		—	—	587	—	587

Total income and expense recognized directly in equity		—	—	587	—	587
Transfers from consolidated statement of comprehensive loss on cash flow hedge		—	—	(6)	—	(6)
Loss for the year		—	—	—	(1,541)	(1,541)

Total income and expense for the year		—	—	581	(1,541)	(960)
Share-based payment	21	—	2,280	—	—	2,280

At December 31, 2007		£101	£27,648	£(2,035)	£(220,666)	£(194,952)
Gain on cash flow hedge taken to equity		—	—	4,883	—	4,883

Total income and expense recognized directly in equity		—	—	4,883	—	4,883
Transfers from consolidated statement of comprehensive loss on cash flow hedge		—	—	(154)	—	(154)
Loss for the year		—	—	—	(29,845)	(29,845)

Total income and expense for the year		—	—	4,729	(29,845)	(25,116)
Share-based payment	21	—	2,856	—	—	2,856

At December 31, 2008		£101	£30,504	£2,694	£(250,511)	£(217,212)
Loss on cash flow hedge taken to equity		—	—	(2,787)	—	(2,787)

Total income and expense recognized directly in equity		—	—	(2,787)	—	(2,787)
Transfers to consolidated statement of comprehensive income on cash flow hedge		—	—	93	—	93
Profit for the year		—	—	—	4,668	4,668

Total income and expense for the year		—	—	(2,694)	4,668	1,974
Share-based payment	21	—	767	—	—	767

At December 31, 2009		£101	£31,271	£—	£(245,843)	£(214,471)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Statements of Financial Position

(in thousands)

	Note	December 31,
		2008	2009
Non current assets
Intangible assets, net	9	£11,955	£11,417
Property, plant and equipment, net	10	179,544	157,526
Investment in associate	11	178	210
Retirement benefit asset	22	1,020	468
Trade and other receivables (including amounts receivable from related parties of £34,897 and £31,349, respectively)	12	37,006	33,230

		229,703	202,851

Current assets
Trade and other receivables, net (including amounts receivable from related parties of £2,540 and £8,996, respectively)	12	56,276	58,125
Derivative financial instrument	16,17	2,787	—
Cash and cash equivalents		36,100	37,331

		95,163	95,456

Total assets		£324,866	£298,307

Current liabilities
Trade and other payables (including amounts payable to related parties of £10,588 and £10,567, respectively)	14	£(81,909)	£(81,085)
Senior secured notes	17	(7,382)	(11,819)
Deferred revenue		(38,751)	(37,313)
Provisions	15	(1,590)	(1,281)
Obligations under finance leases	13	(10,182)	(7,310)
Other debt obligations	17	(740)	(285)

		(140,554)	(139,093)

Non current liabilities
Trade and other payables (including amounts payable to related parties of £nil and £9,335, respectively)	14	(335)	(10,830)
Senior secured notes	17	(279,546)	(255,496)
Deferred revenue		(100,694)	(90,326)
Retirement benefit obligation	22	(2,880)	(2,551)
Provisions	15	(3,786)	(2,211)
Obligations under finance leases	13	(14,043)	(12,262)
Other debt obligations	17	(240)	(9)

		(401,524)	(373,685)

Total liabilities		(542,078)	(512,778)

Net liabilities		£(217,212)	£(214,471)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	18	£101	£101
Capital reserve		30,504	31,271
Hedging reserve		2,694	—
Accumulated deficit		(250,511)	(245,843)

Total equity		£(217,212)	£(214,471)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Statements of Cash Flow

(in thousands)

	Year Ended December 31,
	2007	2008	2009
Operating activities:
(Loss)/profit for the year	£(1,541)	£(29,845)	£4,668
Adjustments for:
Finance costs, net	29,021	58,360	18,378
Income tax	6,297	432	598
Depreciation of property, plant and equipment	34,491	35,466	35,256
Amortization of intangible assets	2,883	2,201	1,803
Amortization of prepaid connection costs	7,548	9,588	8,637
Share based payment expense	2,280	2,856	767
Loss/(gain) on disposal of property, plant and equipment	306	(11)	(19)
Equity (income)/loss from associate	(37)	22	(32)
Change in provisions	(2,468)	(1,181)	(2,098)
Change in operating working capital	(28,850)	605	(9,111)
Change in other assets and liabilities	(1,934)	(4,562)	(8,294)

Cash generated from operations	47,996	73,931	50,553
Interest paid	(33,543)	(33,062)	(32,208)

Net cash provided by operating activities	£14,453	£40,869	£18,345

Investing activities:
Interest received	£4,651	£4,438	£1,230
Proceeds from disposal of property, plant and equipment	—	12	58
Purchase of property, plant and equipment and intangible assets	(32,531)	(21,860)	(12,000)

Net cash used in investing activities	£(27,880)	£(17,410)	£(10,712)

Financing activities:
Loans provided to group companies	£(2,500)	£—	£—
Loans repaid by group companies	6,100	—	—
Loans provided by group companies	—	—	9,908
Repayment of Senior Secured notes	—	(1,158)	(7,382)
Repayment of employee taxes on share-based payments	—	—	(1,047)
Proceeds from sale/leaseback	2,020	—	4,455
Repayment of capital elements under finance leases	(9,073)	(10,108)	(11,649)
Proceeds from debt obligations	774	474	—
Repayment of capital element of other debt obligations	(249)	(521)	(687)

Net cash used in financing activities	£(2,928)	£(11,313)	£(6,402)

Net (decrease)/increase in cash and cash equivalents	£(16,355)	£12,146	£1,231
Cash and cash equivalents at the beginning of year	40,309	23,954	36,100

Cash and cash equivalents at the end of year	£23,954	£36,100	£37,331

Non cash investing activities:
Finance lease and debt obligations incurred	£10,994	£4,917	£2,542

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

1.	Description of business

Global Crossing (UK) Telecommunications Limited (“GCUK”) is a company registered in England and Wales at 1 London Bridge, London, SE1 9BG. GCUK is an indirect, wholly owned subsidiary of, the principal United Kingdom (“UK”) business of, and part of a group of companies (the “Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company organized under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing (Bidco) Limited (“GC Bidco”), an indirect wholly owned subsidiary of GCL.

GCUK, together with its subsidiaries, are collectively referred to as the “Company”. GCUK is a UK communications solutions provider offering a suite of Internet Protocol (“IP”) and managed telecommunications services. We have a strong and established customer base including over 100 UK Government departments, information technology systems integrators, rail sector customers and major corporate clients to whom we provide tailored services. We also provide services to carrier customers, who are typically national and international communications service providers, including mobile network operators. GCUK also provides to their carrier customers indefeasible rights to use (“IRU”) dark fiber and empty ducts.

The Company operates as one reportable business segment with revenue derived from two types of third party customers, enterprise and carrier customers primarily located in the UK, and from Group Companies.

2.	Accounting policies

Basis of preparation

The consolidated financial statements of GCUK for the year ended December 31, 2009, were authorized for issue by its Board of Directors on March 30, 2010.

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

Going concern

Our ability to make payments on and refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This depends to a degree on general economic, financial, competitive, legislative, regulatory and other factors (such as satisfactory resolution of contingent liabilities) that are beyond our control.

Based on our current level of operations, expected revenue trends and anticipated cost management and operating improvements, we believe our future cash flow from operations, available cash and cash available from financing activities, including intercompany loans, will be adequate to meet our future liquidity needs for at least the next twelve months.

There can be no assurance, however, that our business will generate sufficient cash flow from operations, that currently anticipated operating improvements will be realized on schedule or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot provide assurances that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Furthermore, we cannot provide any assurances that ongoing adverse general economic conditions will not have a material impact on our future operations and cash flows.

In 2010, we expect cash provided by operating activities to exceed purchases of property and equipment. This expectation is based in part on raising financing for such property and equipment from vendors and other third parties. Our ability to arrange such financings is subject to negotiating acceptable terms from equipment vendors and financing parties. In addition, our short-term liquidity expectations are subject to considerable variability due to the factors noted below:

•

Adverse general economic conditions could cause customer buying patterns with us to change as a result of their cash conservation efforts, which could have an adverse impact on our cash flows. These adverse conditions could also adversely impact our working capital to the extent suppliers seek more timely payment from us or customers pay us on a less timely basis;

•

Within 120 days after each calendar year, we must offer to purchase a portion of the Senior Secured Notes at 100% of their principal amount with 50% of the Operating Cash Flow (as defined in the Indenture governing the Notes) for that year. In respect of 2009, we anticipate offering to purchase £11.8 million of the Notes, excluding accrued interest;

•

On March 30, 2010, the Board of Directors of the Company agreed the terms of a $20.0 million loan from Global Crossing Europe Limited (“GCE”), a member of the GC Group. This loan was fully drawn down on March 31, 2010; and

•

Our liquidity may also be adversely affected if we settle or are found liable in respect of contingent legal, tax and other liabilities, and the amount and timing of the resolution of these contingencies remain uncertain.

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

In previous periods, foreign currency gains and losses related to third party borrowings and loans due to and from the GC Group were included as part of finance revenue or finance charges in the consolidated statements of comprehensive (loss)/income. For the year ended December 31, 2009, these amounts have been shown as a separate line item on the face of the consolidated statements of comprehensive (loss)/income to facilitate easier identification of these amounts (see note 6). Accordingly, prior period’s results have been reclassified to conform to the current year presentation.

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

their effects cannot be determined with precision, actual results could differ from those estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Recently adopted accounting guidance

The following IFRS’s, International Accounting Standards (“IAS”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) that are relevant to the Company have been adopted during the period.

IAS 1 (Revised)	Presentation of financial statements

Issued in September 2007, this revision to IAS 1 introduces the following minor changes to the original standard:

•	Non-mandatory changes to the titles of some primary financial statements;

•

Introduction of a requirement to include a statement of financial position at the beginning of the earliest accounting period whenever an entity retrospectively applies an accounting policy, makes a retrospective restatement of items in its financial statements, or when it reclassifies items in its financial statements; and

•

Requires all items of income and expense (including those accounted for directly in equity) to be presented in either (i) a single statement (a “statement of comprehensive income/(loss)”); or (ii) in two statements (a separate “income statement” and “statement of comprehensive income/(loss)”). The Company has chosen to follow option (i).

IFRS 8	Operating segments

Issued in November 2006, this standard supersedes IAS 14 “Segment reporting”, and requires operating segments to be consistent with that used by management for internally evaluating performance and allocating resources. As the Company operates as one reportable business segment, the adoption of this standard has not affected the results of the Company or its operations and has resulted in no additional disclosure.

IFRS 7 (Amendment)	Improving Disclosures about Financial Instruments (Amendments to IFRS 7)

Issued in March 2009, this amendment to IFRS 7 requires enhanced disclosures about fair value measurements and liquidity risk. In particular the new disclosures:

•	Clarify that the existing IFRS 7 fair value disclosures must be made separately for each class of financial instrument;

•	Add a disclosure of any change in the method for determining fair value and the reasons for the change;

•	Establish a three-level hierarchy for making fair value disclosures;

•

Add disclosure, for each fair value measurement, in the Statements of Financial Position of which hierarchy level was used and any transfers between levels, with additional disclosures whenever level 3 is used;

•	Clarify that the current maturity analysis for non-derivative financial instruments should include issued financial guarantee contracts; and

•	Add a disclosure of maturity analysis of derivative financial liabilities.

Adoption of this amendment to IFRS 7 has not resulted in additional disclosure in these consolidated financial statements for the year ended December 31, 2009 and disclosure is not required to be made in respect of the comparative period.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Improvements to IFRS 2008

Issued in May 2008 as the first standard to be issued under the IASB’s annual improvements process, this standard contains amendments to thirty five International Accounting Standards. Adoption of this standard has not materially affected the results of the Company or its operations and has resulted in no additional disclosure.

IFRIC 18	Transfer of Assets from Customers

Issued in January 2009, this interpretation clarifies the treatment of IFRS, particularly IAS 18 “Revenue” for agreements in which an entity receives an item of property, plant and equipment from a customer to connect to an ongoing supply of goods and services. Adoption of this amendment has not affected the results of the Company or its operations and has resulted in no additional disclosure.

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

Long term IRU agreements

Revenue from the lease of network capacity and dark fiber to third parties pursuant to long term IRU agreements are recognized on a straight line basis over the life of the contract. Non-refundable payments received from customers before relevant criteria are satisfied for revenue recognition are included in deferred revenue in the accompanying consolidated statements of financial position.

Installation services

The Company amortizes revenue related to installation services on a straight line basis over the life of the average contracted customer relationship. In situations where the contracted period is significantly longer than the average, the actual contract term is used.

Gross versus net revenue recognition

In determining its presentation of revenue and cost of sales, the Company assesses whether it acts as a principal in the transaction or as an agent acting on behalf of others. Where the Company is the principal in the transaction and has the risks and rewards of ownership, the transactions are recorded as gross in the consolidated statements of comprehensive (loss)/income. If the Company does not act as principal in the transaction, the transactions are recorded on a net basis in the consolidated statements of comprehensive (loss)/income.

Arrangements with multiple elements

Under IFRS, in the absence of a standard or interpretation that specifically applies to a transaction, guidance issued by other standard setting bodies or an IFRS standard or interpretation that relates to a similar issue may be referred to. Therefore, in the absence of specific IFRS guidance with respect to arrangements with multiple elements, the Company follows the guidance of Accounting Standards Codification—Topic 605 “Revenue Recognition”, issued by the Financial Accounting Standards Board in the United States of America, in its presentation of revenue and costs of revenue. Pursuant to this guidance, revenues from contracts with multiple-

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

element arrangements are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market based prices. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered elements in the arrangement, and delivery or performance of undelivered elements is considered probable and substantially under our control. Revenue is generally recognized when services are performed provided that all other revenue recognition criteria are met.

Finance Revenue

Interest income is accrued using the effective interest rate method. The method applies this rate to the principal outstanding to determine interest income each period, except for short term receivables when the recognition of interest would be immaterial.

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

The Company as lessee

Assets held under finance leases are recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability of the Company is included in the statements of financial position as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the consolidated statements of comprehensive (loss)/income in accordance with the Company’s general policy on borrowing costs (see below).

Rental expenses payable under operating leases are recognized on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also included in the consolidated statements of comprehensive (loss)/income on a straight line basis over the term of the lease.

Installation costs

The Company capitalizes installation costs incurred for new facilities and connection from the GCUK network to networks of other carriers in order to provision customer orders. Such initial connection costs are treated as deferred costs within trade and other receivables, and are amortized as an expense within cost of sales on a straight-line basis over the average expected customer relationship (typically 24 months).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Foreign currencies

The individual financial statements of GCUK and its subsidiary undertakings are presented in the currency of the primary economic environment in which they operate (their functional currency) which is pounds sterling. This is also the reporting currency for the consolidated financial statements.

Transactions in currencies other than the functional currency (foreign currencies) are recorded at rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of that reporting period.

Goodwill and business combinations

In accordance with the provisions of IFRS 3 “Business Combinations”, business combinations are recorded using the purchase method. Under this method, upon initial consolidation of an entity over which the Company has acquired exclusive control, the assets acquired and the liabilities and contingent liabilities assumed are recognized at their fair value at acquisition date. At this date, goodwill is initially measured at the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Excess of the fair value of identifiable net assets acquired over total consideration (“negative goodwill”) is recognized directly in the consolidated statements of comprehensive (loss)/income within administrative expenses.

Intangible assets

Computer software is stated at cost, being purchase price together with any directly attributable costs incurred in preparing the software for its intended use, net of amortization and provisions for impairment.

Where it is probable that costs directly associated with the production of internally generated software for internal use will generate future economic benefits exceeding costs, those costs are recognized in intangible assets and amortized over their estimated useful lives from the date the software is ready for use. Subsequent additions, modifications or upgrades to internally generated software are capitalized only to the extent that they allow the software to perform a task it did not previously perform.

Acquired intangible assets comprise customer contracts and relationships and internally developed software. Acquired intangible assets with finite lives are amortized over their estimated useful lives.

Amortization is provided on all intangible assets, so as to write off the cost, less estimated residual value, over their estimated lives using the straight line method as follows:

Computer software	3 to 5 years
Acquired intangible assets (see note 9)	1 to 10 years

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

Costs recorded prior to a network segment’s completion are reflected as construction in progress, which are reclassified to network assets at the date that each segment of the applicable system becomes operational. Construction in progress includes direct expenditures for the construction of network systems and is stated at cost. Capitalized costs include costs incurred under the construction contract: advisory, consulting and legal fees, direct internal costs (including labor) and operating costs incurred during the construction and installation phase.

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

Land is valued at acquisition cost except if held under long term lease arrangements, when it is amortized over the life of the lease. The Company has no land under long term lease arrangements.

Assets held under finance leases are depreciated over their expected useful lives if the lease transfers ownership or contains a bargain purchase option, otherwise over the term of the relevant lease. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in administrative expenses in the consolidated statements of comprehensive (loss)/income.

Impairment of intangible and tangible assets

At the end of the reporting period, the Company reviews the carrying amounts of its intangible and tangible assets, and any assets that have yet to be brought into use, to determine whether there is any indication that those assets have suffered impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of comprehensive (loss)/income.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the consolidated statements of comprehensive (loss)/income.

Based on our assessment of recoverability, we have no such impairments during the years under review.

Investment in associates

Investments in associates are accounted for using the equity method of accounting. An associated undertaking is an entity in which the Company has a participating interest and, in the opinion of directors, can

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

exercise significant influence over its operating and financial policies. The consolidated statements of comprehensive (loss)/income includes the Company’s share of the operating result and the consolidated statements of financial position shows the Company’s share of the net assets or liabilities of those entities.

Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statements of financial position when the Company becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables are recognized and carried at the lower of their original invoiced value and recoverable amount.

Provisions for doubtful debts are charged to administrative expenses whilst provisions for sales credits are charged against revenue, both contained within the consolidated statements of comprehensive (loss)/income. The adequacy of provisions is evaluated periodically by the Company utilizing several factors including the length of time the receivables are past due, changes in the customer’s creditworthiness, the customer’s payment history, the length of the customer’s relationship with the Company, the current economic climate, current industry trends and other relevant factors. Service level requirements are assessed to determine sales credit requirements where necessary.

Changes in these estimates are charged or credited to the consolidated statements of comprehensive (loss)/income in the period of the change. If circumstances occur, such as changes in the financial viability of significant customers, and economic downturn, or changes in the Company’s ability to meet service level requirements, the estimate of the recoverability of the Company’s receivables could be reduced by a material amount.

Cash and cash equivalents

Cash and cash equivalents include cash held by the company and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

For the purposes of consolidated statements of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Financial liabilities

Financial liabilities issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability.

Trade payables

Trade payables are not interest-bearing and are stated at their nominal value.

Derivative financial instruments and hedge accounting

Derivative financial instruments are recorded at fair value as either assets or liabilities contained within the consolidated statements of financial position. For the purposes of hedge accounting, hedges are classified as:

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Changes in the fair value of derivative financial instruments that are not designated as hedges and/or ineffective portions of hedges are recognized in the consolidated statements of comprehensive (loss)/income in the current period. Changes in the fair value of the effective portions of cash flow hedges are recognized in the hedging reserve in equity. Changes in the fair value of the effective portions of fair value hedges are recognized in the consolidated statements of comprehensive (loss)/income with the change in value of the hedged item.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is retained in equity until the forecasted transaction is recorded in the consolidated statements of comprehensive (loss)/income. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the consolidated statements of comprehensive (loss)/income for the year.

Retirement benefit costs

Costs associated with defined contribution plans are charged to the consolidated statements of comprehensive (loss)/income as they fall due and represent the amounts payable in the year. Differences between contributions payable in the year and contributions actually paid are treated as either a prepayment or accrual.

Costs associated with defined benefit plans, which are periodically calculated by professionally qualified actuaries, are calculated using the Projected Unit Credit Method, with actuarial valuations (either interim or full) being carried out at the end of each reporting period. Actuarial gains and losses that exceed 10% of the greater of the present value of the Company’s defined benefit obligation and the fair value of the plan assets are amortized over the expected average remaining working lives of the participating employees. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligations recognized in the consolidated statements of financial position represent the present value of the defined benefit obligation as adjusted for actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of the plan assets out of which obligations are to be settled directly. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Taxation

The tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit/(loss) as reported in the consolidated statements of comprehensive (loss)/income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of each reporting period.

Deferred tax is the tax expected to be paid or recovered on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is more likely than not that taxable profit will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax is measured at the rates that are expected to apply in the periods in which timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted by the end of each reporting period. Deferred tax assets and liabilities are not discounted.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer more likely than not that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Deferred tax is charged or credited in the consolidated, statements of comprehensive (loss)/income except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current tax liabilities and when they relate to taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, and it is probable that there will be an outflow of economic benefits. Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material.

Restructuring costs

Provisions for restructuring costs are recognized once the criteria for recognizing a provision, as described above, are met. For severance costs, this is when the Company has demonstrated a constructive obligation to implement a termination and has a detailed formal plan for the terminations that it has started to implement or has announced the main features to those affected by it in a sufficiently specific manner to raise a valid expectation in them that they will carry out the restructuring. For property costs, a constructive obligation is demonstrated when the Company vacates the property. Such amounts are recognized in the consolidated statements of comprehensive (loss)/income utilizing an appropriate risk free discount rate.

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

Borrowing costs

Borrowing costs, with the exception of deferred finance fees, are expensed as incurred. Deferred finance fees are expensed over the lesser of the term or the period to the expected payment date of the related debt obligation using the effective interest rate method.

Share-based payments

The Company follows IFRS 2 “Share-based Payment” to account for share-based payments. The Company issues equity-settled share-based payments in GCL stock to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on an accelerated basis over the vesting period, based on the group’s estimate of shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

The fair value of awards are measured by use of the Black-Scholes option pricing model for stock option awards, the current market price for restricted stock unit and the Monte-Carlo valuation model for performance based awards with market conditions. There were no stock options granted in 2008 and 2009.

The movement in cumulative expense since the end of the previous reporting period is recognized in administrative expenses within the consolidated statements of comprehensive (loss)/income, with a corresponding entry in equity.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Recently issued accounting pronouncements and interpretations not applied

During the year and subsequent to the year end, the IASB and IFRIC have issued the following standards and interpretations, applicable to the Company with an effective date after the date of these financial statements:

IAS/IFRIC interpretations	Effective date

Improvements to International Financial Reporting Standards 2009	January 1 , 2010 unless otherwise specified

Issued in April 2009 as part of its Annual Improvement Process, this standard contains amendments to twelve International Financial Reporting Standards. Adoption of this standard is not expected to materially affect the results of the Company or its operations. This standard has still to be endorsed by the EU.

IFRS 2 (Amendment)	Share-Based Payment	January 1, 2010

Issued in June 2009, this amendment to IFRS 2 clarifies the accounting for group cash-settled share-based payment transactions. The amendments clarify how an individual subsidiary in a group should account for some share-based payment arrangements in its own financial statements where the subsidiary receives goods or services from employees or suppliers but its parent or another entity in the group must pay those suppliers. The amendments make clear that:

•

An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash; and

•	In IFRS 2 a “group” has the same meaning as in IAS 27 “Consolidated and Separate Financial Statements”, that is, it includes only a parent and its subsidiaries.

The amendments also incorporate guidance previously included in IFRIC 8 “Scope of IFRS 2” (“IFRIC 8”) and IFRIC 11 “IFRS 2–Group and Treasury Share Transactions” (“IFRIC 11”). As a result, the IASB has withdrawn IFRIC 8 and IFRIC 11.

Adoption of this revised standard is not expected to materially affect the results of the Company or its operations. This amendment has still to be endorsed by the EU.

IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2013

Issued in November 2009, the IASB issued IFRS 9 as its first step in a project to replace IAS 39 “Financial Instruments: Classification and Measurement” (“IAS 39”). IFRS 9 introduces new requirements for classifying and measuring financial assets. The IASB intend to expand IFRS 9 during 2010 to add new requirements for classifying and measuring financial liabilities, derecognition of financial instruments, impairment and hedge accounting. IFRS 9 will then be a complete replacement for IAS 39. The Company is in the process of assessing how, if at all, adoption of IFRS 9 will affect the results of the Company or its operations and whether any additional disclosure will be required. This standard has still to be endorsed by the EU.

3.	Revenue

Substantially all revenue arises from sales to customers in the UK.

An analysis by type of the Company’s revenue is as follows:

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Provision of telecommunication services	£291,100	£316,682	£302,681
Long term IRU agreements	5,520	6,150	6,183

Revenue from customers	296,620	322,832	308,864
Finance revenue (see note 6)	4,921	4,436	4,924

Total revenue	£301,541	£327,268	£313,788

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Although we operate and report as one business, we internally manage our revenues through two sales channels based on our target markets and sales structure (i) enterprise, carrier data and, to a lesser extent, indirect, sales channel; and (ii) carrier voice. The Company services these customers with assets and personnel located predominantly in the UK.

The following represents a summary of revenue by type of customer:

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Enterprise, carrier data and indirect channels	£291,072	£316,222	£301,924
Carrier voice	5,048	6,110	6,440

Revenue from third party customers	296,120	322,332	308,364
Revenue from group companies (see note 24)	500	500	500

Revenue from customers	£296,620	£322,832	£308,864

4.	Operating profit

Operating profit has been arrived at after charging/(crediting):

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Depreciation and amortization
—Depreciation of property, plant and equipment (owned)	£30,085	£31,951	£31,705
—Income from lease of property, plant and equipment (owned) to related parties (see note 24)	(2,761)	(2,556)	(2,572)
—Depreciation of property, plant and equipment (leased)	4,406	3,515	3,551
—Amortization of intangible assets (owned)	2,613	2,201	1,803
—Amortization of intangible assets (leased)	270	—	—
—Amortization of connection costs	7,548	9,588	8,637

	£42,161	£44,699	£43,124

Payments under operating lease
—Hire of plant and machinery	£316	£826	£590
—Other operating leases	10,370	11,482	10,674
Receipts under operating lease sublets	(4,175)	(4,303)	(4,841)

Loss/(gain) on disposal of property, plant and equipment	306	(11)	(19)
Exceptional cost—redundancy costs	1,453	—	—
Exceptional gain—rates rebate arising from reduction in agreed rateable value	(1,270)	—	—
Share of results in associated undertaking accounted for using the equity method	(37)	22	(32)
Auditors remuneration for audit services (see below)	619	647	450
(Gain)/loss on foreign exchange	(156)	2,365	(735)

Amounts payable to Ernst & Young LLP by the Company and its subsidiary undertakings in respect of non-audit services were £nil (2008: £50,000, 2007: £nil).

During the year, Ash Shaw replaced Deloitte & Touche LLP as the auditors of the group pension scheme. Total audit fees of £8,000 (2008: £28,000, 2007: £21,000) are payable in respect of the audit of this scheme.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

5.	Employee costs and remuneration of key management

Employee costs

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Wages and salaries	£40,249	£40,849	£42,750
Social security costs	4,457	4,427	4,748
Other pension costs	2,568	2,613	3,359

	£47,274	£47,889	£50,857

Included in wages and salaries is a total expense of share-based payments of £0.8 million (2008: £2.8 million, 2007: £2.3 million), all of which arises from transactions accounted for as equity-settled share-based payment transactions.

Remuneration of key management

The remuneration of key management and personnel (including directors) of the Company is set out below:

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Fees and other emoluments	£867	£884	£995
Termination costs	—	—	155
Share based payments	43	135	316
Company contributions to money purchase pension schemes	41	54	52

	£951	£1,073	£1,518

In addition, 4 directors (2008: 3, 2007: 5) received total remuneration in respect of services to Group Companies of £1.1 million (2008: £1.2 million, 2007: £2.9 million) but it is not practicable to allocate this between Group Companies.

6.	Finance Revenue, Charges and Foreign Exchange Impacts

(i) Finance revenue

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Interest on bank deposits(1)	£1,189	£816	£526
Interest receivable from other Group Companies(1)	3,632	3,620	4,398
Other interest receivable	100	—	—

Total finance revenue	£4,921	£4,436	£4,924

(1)	Calculated using effective interest rate method

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

(ii) Finance charges

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Interest payable on Senior Secured Notes(1)	£29,964	£30,380	£29,837
Amortization of deferred finance charges(1)	1,476	1,524	1,586
Interest on obligations under finance lease	2,802	2,612	1,996
Interest payable to other Group Companies(1)	—	—	543
Other interest payable	913	26	431

Total borrowing costs	35,155	34,542	34,393
Unwind of discount on provisions and other long term liabilities	256	178	214
Unwind of premium on Senior Secured Notes(1)	(615)	(604)	(600)
Unwind of discount on Senior Secured Notes(1)	318	306	304

Total finance charges	£35,114	£34,422	£34,311

(1)	Calculated using effective interest rate method

(iii) Net foreign exchange (gain)/loss on foreign currency borrowings, net

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Net foreign exchange (gain)/loss on foreign currency borrowings, net	£(1,172)	£28,374	£(11,009)

7.	Taxation

The major components of income tax expense for the years ended December 31, 2007, 2008 and 2009 are:

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Current income tax:
Current income tax charge	£(1,035)	£(432)	£(598)
Deferred income tax:
Relating to origination and reversal of temporary differences	(4,912)	—	—
Effect of decreased tax rate	(350)	—	—

Income tax charge reported in the consolidated statements of comprehensive (loss)/income	£(6,297)	£(432)	£(598)

No deferred tax movements have been recognized in equity in the current or prior years.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

A reconciliation between the tax expense and accounting profit multiplied by the applicable tax rate for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Accounting profit/(loss) before tax	£4,756	£(29,413)	£5,266

Tax at the UK corporation tax rate of 28% (2008: 28.5%, 2007: 30%)	£1,427	£(8,383)	£1,474
Factors affecting the tax charge for the year:
—Expenses/(income) not deductible for tax purposes	230	(130)	556
—Unrecognized movements in accelerated capital allowances and other temporary differences	—	8,945	(1,432)
—Derecognition of previously recognized deferred tax asset	4,640	—	—

Income tax charge reported in the consolidated statements of comprehensive (loss)/income	£6,297	£432	£598

The current tax charge of £0.6 million (2008: £0.4 million, 2007: £1.0 million) represents an amount payable to other Group Companies for the surrender of tax relief to offset against the Company’s taxable income in the period.

During 2008 and 2009, there has been no movement in the recognized deferred tax asset (2007: a reduction to the deferred tax asset of £5.3 million), as the Company considers that it is not more likely than not that sufficient profits will be available against which to offset a deferred tax asset in the foreseeable future.

The following is the analysis of the deferred tax asset for financial reporting purposes:

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Accelerated capital allowances	£13,687	£43,288	£44,930
Other temporary differences	(3,890)	(5,264)	(427)
Tax losses available	80,549	59,056	56,281

Total deferred tax asset	90,346	97,080	100,784
Less: deferred tax asset not recognized	(90,346)	(97,080)	(100,784)

Net deferred tax asset	£—	£—	£—

“Accelerated capital allowances” represent the cumulative temporary difference between book and tax depreciation (that is, the difference in asset basis for financial reporting purposes versus tax purposes). As at December 31, 2007, these deferred tax assets were primarily generated by fixed asset impairments that were recognized for book purposes, but not for income tax purposes. The increase in accelerated capital allowances from £13.7 million, at the end of 2007, to £43.3 million and £44.9 million, at the end of 2008 and 2009, respectively, is primarily due to the Company’s decision, made after the filing of the Company’s 2007 annual report on Form 20-F, to disclaim fixed asset tax depreciation deductions on its 2007 tax return filed in 2008. Such disclaimers, which may be made at the option of the taxpayer under UK law, create deferred tax assets related to future tax depreciation deductions. The increase in accelerated capital allowances due to disclaiming tax deductible depreciation reduced the 2007 current year loss for income tax purposes and was therefore offset by a corresponding decrease in “tax losses available” for future periods.

The change in “other temporary differences” from £3.9 million, at the end of 2007, to £5.3 million and £0.4 million, at the end of 2008 and 2009, respectively, is primarily due to movements in the deferred tax liability recognized on the acquisition of Fibernet in 2006 and movements in equity in relation to a cash flow hedge.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

At the end of the reporting period, the Company has unused gross tax losses of £201 million (2008: £211 million) available for offset against future taxable profits. At the end of 2007, 2008 and 2009, no deferred tax asset has been recognized in respect of tax losses and other temporary differences due to the Company considering it is not more likely than not that sufficient profits will be available in the foreseeable future against which to offset the deferred tax asset. The Company may carry forward its tax losses indefinitely.

With effect from 1 April 2008, the UK Government fully enacted a reduction in the UK corporation tax rate from 30% to 28%. The effect of the reduction to the tax rate was to decrease the future value of the Company’s unrecognized deferred tax assets by £6.0 million during 2007.

8.	Dividends

The Directors do not recommend the payment of a dividend in 2009 (2008: £nil, 2007: £nil).

9.	Intangible Assets

	Computer software	Customer contracts	Customer relationships	Total
	(in thousands)
Cost
At January 1, 2008	£6,613	£901	£11,055	£18,569
Additions	805	—	—	805

At December 31, 2008	7,418	901	11,055	19,374
Additions	1,265	—	—	1,265

At December 31, 2009	£8,683	£901	£11,055	£20,639

Accumulated amortization
At January 1, 2008	£(3,755)	£(248)	£(1,215)	£(5,218)
Charge for year	(836)	(238)	(1,127)	(2,201)

At December 31, 2008	(4,591)	(486)	(2,342)	(7,419)
Charge for year	(486)	(226)	(1,091)	(1,803)

At December 31, 2009	£(5,077)	£(712)	£(3,433)	£(9,222)

Carrying amount
At December 31, 2008	£2,827	£415	£8,713	£11,955

At December 31, 2009	£3,606	£189	£7,622	£11,417

Included within intangible assets are assets under development in progress. The cost and net book value of software in the course of development (which is not amortized) at December 31, 2008 and 2009 was £1.2 million and £1.4 million, respectively.

Customer contracts (4-year weighted average useful life), customer relationships (10-year weighted average useful life) and internally developed software, included within computer software, (2-year weighted average useful life) represent intangible assets acquired in connection with the Fibernet acquisition (see note 17). The combined weighted average useful life for acquired intangible assets is 9.5 years.

The estimated amortization expense relating to acquired intangible assets for the years ending December 31, 2010, 2011, 2012, 2013 and 2014 is £1.3 million, £1.1million, £1.1 million, £1.1 million and £1.1 million, respectively.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

10.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Fixtures, fittings, tools and equipment	Network assets	Total
	(in thousands)
Cost
At January 1, 2008	£366	£5,603	£7,288	£263,879	£277,136
Additions	75	130	1,210	28,019	29,434
Change in dilapidations provision (see note 15)	—	—	—	(142)	(142)
Disposals	—	—	—	(8)	(8)

At December 31, 2008	441	5,733	8,498	291,748	306,420
Additions	14	156	892	12,215	13,277
Disposals	—	—	(1)	(116)	(117)

At December 31, 2009	£455	£5,889	£9,389	£303,847	£319,580

Accumulated depreciation
At January 1, 2008	£(8)	£(1,890)	£(4,649)	£(84,870)	£(91,417)
Charge for year	(3)	(1,265)	(962)	(33,236)	(35,466)
Eliminated on disposal	—	—	—	7	7

At December 31, 2008	(11)	(3,155)	(5,611)	(118,099)	(126,876)
Charge for year	(40)	(1,267)	(623)	(33,326)	(35,256)
Eliminated on disposal	—	—	1	77	78

At December 31, 2009	£(51)	£(4,422)	£(6,233)	£(151,348)	£(162,054)

Carrying amount
At December 31, 2008	£430	£2,578	£2,887	£173,649	£179,544

At December 31, 2009	£404	£1,467	£3,156	£152,499	£157,526

Included within network assets are assets under finance lease, and construction in progress. As at December 31, 2008 and 2009, the carrying amount of assets held under finance leases were £16.8 million and £13.4 million, respectively. The cost of assets held to lease out under operating leases at December 31, 2008 and 2009 were £24.0 million and £24.0 million, respectively. The net book values of these assets were £13.8 million and £11.3 million, respectively. The cost and net book value of construction in progress (which is not depreciated) at December 31, 2008 and 2009 was £13.8 million and £8.7 million, respectively.

11.	Investment in associate

Associates
(in thousands)
Cost
At January 1, 2008	£200
Share of retained results	(22)

At December 31, 2008	178
Share of retained results	32

At December 31, 2009	£210

Details of significant investments (holdings greater than 20%), including the name, country of incorporation, proportion of ownership interest is given below:

Name of company	Country of incorporation	Proportion of voting rights and share held	Nature of business
Associated undertaking

Dublin London Network Limited	Republic of Ireland	45%, ordinary shares	Telecommunications services

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

12.	Financial and other assets

Trade and other receivables

Trade and other receivables consist of:

	December 31,
	2008	2009
	(in thousands)
Amounts due within one year
Trade receivables	£28,243	£23,587
Less: provision for doubtful debts	(331)	(190)

Trade receivables, net	27,912	23,397
Amounts owed by Group Companies	2,540	8,996
Other receivables	529	783
Prepayments	14,743	12,898
Accrued income	10,552	12,051

Trade and other receivables due within one year	£56,276	£58,125

Amounts due after more than one year
Amounts owed by Group Companies	£34,897	£31,349
Prepayments	2,109	1,881

Trade and other receivables due after more than one year	£37,006	£33,230

Total amounts due	£93,282	£91,355

Included within trade receivables are debtors with a carrying amount of £13.0 million (2008: £18.3 million) which are overdue as at the reporting date, and for which no provision has been made due to there being no indication that the amounts are not recoverable.

The ageing of the amounts past due, against which there is no provision, is:

	Year ended December 31,
	2008	2009
	(in thousands)
1 - 30 days	£7,647	£2,547
31 - 60 days	3,208	867
61 - 90 days	3,035	4,725
over 90 days	4,426	4,883

	£18,316	£13,022

There were the following changes to the provision for doubtful debts:

	Year ended December 31,
	2008	2009
	(in thousands)
Balance at start of year	£31	£331
Provided in year	368	81
Utilized in year	(68)	(222)

Balance at end of year	£331	£190

Prepayments

Included within prepayments is £6.8 million (2008: £7.8 million) of prepaid installation costs.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

13.	Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments
	December 31,		December 31,
	2008	2009	2008	2009
	(in thousands)
Amounts payable under finance leases:
Within one year	£12,111	£8,944	£10,182	£7,310
In the second to fifth year inclusive	13,119	12,434	10,399	10,177
After five years	4,306	2,439	3,644	2,085

	29,536	23,817	24,225	19,572

Less: future finance charges	(5,311)	(4,245)	n/a	n/a

Present value of minimum lease payments	£24,225	£19,572	£24,225	£19,572

Less: Amount due for settlement within 12 months (shown within current liabilities)			(10,182)	(7,310)

Amount due for settlement after 12 months			£14,043	£12,262

Obligations under finance leases and hire purchase contracts are secured by lessors’ charges over the leased assets and bear finance charges at rates ranging from 5.5% to 12.7% per annum. Interest rates are fixed at inception of the lease. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

All lease obligations are denominated in pounds sterling.

The fair value of the Company’s lease obligations approximates their carrying amount.

14.	Financial and other liabilities

Trade and other payables

	Year ended December 31,
	2008	2009
	(in thousands)
Amounts payable within one year
Trade payables	£38,151	£35,407
Amounts owed to Group Companies	10,588	10,567
Other creditors	3,146	3,207
Other taxes and social security	3,638	4,561
Accruals	26,386	27,343

Trade and other payables due within one year	£81,909	£81,085

Amounts payable in more than one year
Amounts owed to Group Companies	£—	£9,335
Other creditors	335	1,495

	£335	£10,830

Total amounts due	£82,244	£91,915

The amounts owed to Group Companies within one year are non interest bearing. The amounts owed to Group Companies in more than one year incur interest at 10% (see note 24).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

15.	Provisions

	Dilapidations	Restructuring- Facilty closings	Total
	(in thousands)
At January 1, 2008	£905	£5,392	£6,297
Arising during the period	—	1,668	1,668
Reversal of unused amounts	—	(255)	(255)
Adjustment from unwinding of discount	30	172	202
Change in estimated liability (see note 10)	(142)	—	(142)
Unwind of discount due to change in estimated liability	(24)	—	(24)
Utilized in year	—	(2,370)	(2,370)

At December 31, 2008	769	4,607	5,376
Arising during the period	—	1,183	1,183
Reversal of unused amounts	—	(871)	(871)
Adjustment from unwinding of discount	25	189	214
Utilized in year	(194)	(2,216)	(2,410)

At December 31, 2009	£600	£2,892	£3,492

Due in less than one year	£—	£1,281	£1,281
Due in more than one year	600	1,611	2,211

	£600	£2,892	£3,492

Dilapidations

The dilapidations provision is the estimated costs required to return leased properties to their original state in accordance with the respective third party lease agreements based on the estimated present value of the obligation utilizing an appropriate discount rate. The Company has entered into various property leases that primarily expire between 1 and 109 years from the end of the reporting period.

Restructuring

Restructuring charges are included within administrative expenses in the consolidated statements of comprehensive (loss)/income.

The discounted facilities closures provision is composed of continuing building lease obligations and broker commissions for the restructured sites (an aggregate of £24.1 million as of December 31, 2009), offset by the discounted anticipated receipts from existing and future third-party subleases. As of December 31, 2009, anticipated third-party sublease receipts were £21.2 million, representing £16.1 million from subleases already entered into and £5.1 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

16.	Financial instruments

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

A significant portion of the Company’s revenue comes from a limited number of customers. For the years ended December 31, 2007, 2008 and 2009, 52.9%, 52.9% and 48.7%, respectively, of revenue was derived from the top ten customers. These customers include public and rail sector clients and commercial organizations. These represented £9.9 million (35.5%) and £8.2 million (35.1%) of trade receivables at December 31, 2008 and 2009 respectively.

During the year ended December 31, 2009, no customers were responsible for revenue that exceeded 10% of total revenue. During the year ended December 31, 2008, one customer was responsible for revenue that exceeded 10% of total revenue, accounting for £32.8 million or 10.2%. The trade receivables balances for this customer comprised £1.3 million, or 4.7% of the consolidated trade receivables balance at December 31, 2008.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets.

Credit risk related to financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is conducted primarily by GCL on behalf of Group Companies. The Company’s maximum exposure to credit risk for the components of the statements of financial position at December 31, 2008 and 2009 is the carrying amounts of such balances as illustrated below.

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

Interest rate management

The Company has financial exposures to interest rates, arising primarily from finance leases and the Senior Secured Notes. These exposures are primarily managed by borrowing at fixed rates of interest. At December 31, 2008 and 2009, substantially all the Company’s borrowings, excluding finance leases, are at fixed rates of interest. During the year ended December 31, 2004, the Company entered into a cross currency interest rate swap (described below) which swapped the 10.75% US Dollar interest rate to a 11.65% pounds sterling rate at an exchange rate of £1 to $1.945 for interest payments due between June 2005 and December 2009 on the US Dollar Senior Secured Notes. This cross currency interest rate swap expired in December 2009. The majority of the swap was set to generally match the period up to the point in time that the company can redeem the Notes (see note 17).

The Company’s finance leases incur interest based on the rates inherent in the finance lease agreement.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The following tables show the Company’s contractually agreed (undiscounted) payments in respect of its financial liabilities:

	December 31, 2008
	< 1 year	1-3 years	3-5 years	> 5 years	Total
	(in thousands)
10.75% US Dollar-denominated senior secured notes(1)	£13,938	£28,971	£28,971	£149,232	£221,112
11.75% pounds sterling-denominated senior secured notes(1)	22,427	35,738	35,738	169,946	263,849
Other debt obligations(2)	803	247	—	—	1,050
Finance lease and hire purchase obligations(2)	12,111	9,175	3,944	4,306	29,536
Interest rate swap	920	—	—	—	920
Trade and other payables	38,151	—	—	—	38,151

	£88,350	£74,131	£68,653	£323,484	£554,618

	December 31, 2009
	< 1 year	1-3 years	3-5 years	> 5 years	Total
	(in thousands)
10.75% US Dollar-denominated senior secured notes(1)	£17,815	£24,830	£127,903	£—	£170,548
11.75% pounds sterling-denominated senior secured notes(1)	24,170	34,275	162,991	—	221,436
Other debt obligations(2)	292	9	—	—	301
Finance lease and hire purchase obligations(2)	8,944	8,650	3,784	2,439	23,817
Trade and other payables	35,407	—	—	—	35,407

	£86,628	£67,764	£294,678	£2,439	£451,509

(1)

The amounts presented include both principal and interest. As Operating Cash Flow will vary from period to period we have not, with the exception of the Excess Cash Offer (see note 17) in respect of the year ended December 31, 2009, predicted early purchase of the Notes.

(2)	The amounts presented include both the principal and interest.

Interest on the Notes is fixed and payable semi-annually. The US Dollar-denominated Notes bear interest at 10.75% and the pounds sterling-denominated Notes bear interest at a rate of 11.75%.

All other derivative and non derivative instruments are set at fixed rates of interest. Therefore the exposure to interest rate risk is minimal.

Foreign exchange management

The Company operates primarily in the UK, with more than 95% of its revenue and approximately 90% of its operating costs denominated in pounds sterling. In addition, substantially all of the Company’s assets and liabilities, excluding obligations to other Group Companies and third party financing, are denominated in pounds sterling. At December 31, 2008 and 2009, the split of aggregate borrowings, including finance leases, into their core currencies was US Dollar 43% and 49%, respectively, and pounds sterling 57% and 51%, respectively.

The Company assesses its currency exchange exposure and enters into financial instruments, as it believes necessary, to manage risk. At December 31, 2009, the Company had US Dollar-denominated debt of US$194 million (December 31, 2008: US$199 million), equivalent to £120.6 million as at December 31, 2009 and £137.8 million as at December 31, 2008, on which it must pay interest on a semi-annual basis. In 2004, the Company entered a five year cross currency interest rate swap to minimize exposure of any US Dollars to pounds sterling currency conversion for the interest payments due on the US Dollar-denominated Senior Secured Notes (as defined in note 17). This cross currency interest rate swap converted the US Dollars to pounds sterling at a rate of £1 to $1.945 and swapped the interest rate on the associated payments from 10.75% to 11.65%. This cross currency interest rate swap expired in December 2009.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

In 2006, the Company entered into an intercompany credit agreement (the “credit agreement”). As at December 31, 2008 and 2009, there were loans of US$50.4 million (equivalent to £34.9 million as at December 31, 2008 and £31.3 million as at December 31, 2009) due from Group Companies (see notes 12 and 24).

The Company has not entered into any currency swap agreements for the balance of the principal amount of the US Dollar-denominated debt. In the year ended December 31, 2009, a foreign exchange gain of £14.0 million (2008: a loss of £38.0 million) was recognized in respect of the principal amount of the US Dollar-denominated Senior Secured Notes. In the year ended December 31 2009, a foreign exchange loss of £3.5 million (2008: a gain of £9.6 million) was recognized in respect the US Dollar-denominated intercompany loan receivable.

In 2007, the Company entered into a US$5.0 million loan agreement to provide a loan facility for partial financing of certain purchases of equipment. At December 31, 2009, the Company had US$0.2 million (2008: US$0.7 million) (equivalent to £0.1 million (2008: £0.5 million) as at December 31, 2009) outstanding relating to this agreement, which is included within other debt obligations.

On April 8, 2009, the Company entered into a loan facility of up to US$15.0 million with GC Impsat Holdings I plc, a member of the GC Group, which was fully drawn down in the second quarter of 2009. The purpose of the loan was to support our Excess Cash Offer (as defined in note 17) in respect of the year ended December 31, 2008 and other working capital needs. At December 31, 2009 the pound sterling equivalent balance outstanding in respect of this loan was £9.3 million. The loan has an effective interest rate of 10%, payable semi-annually in arrears and matures in September 2012.

In the years ended December 31, 2008 and 2009, the Company recognized a total foreign currency loss of £30.7 million and a total foreign currency gain of £11.7 million, respectively, on assets and liabilities denominated in other currencies.

The following table illustrates the sensitivity on the net result for the year and equity in regards to the Company’s financial assets and liabilities of possible changes in the US Dollar and euro exchange rate. If Sterling had strengthened/weakened against the US Dollar and euro by 25% or 10% the effects on the financial statements would be:

	Increase/ decrease in US Dollar rate	Effect on profit before tax	Effect on equity
		(in thousands)
2009	+25%	£20,107	£20,107
	-25%	(33,471)	(33,471)

	+10%	£9,148	£9,148
	-10%	(11,147)	(11,147)

2008	+25%	£23,902	£23,344
	-25%	(39,837)	(38,907)

	+10%	£10,865	£10,611
	-10%	(13,279)	(12,969)

	Increase/ decrease in euro rate	Effect on profit before tax	Effect on equity
		(in thousands)
2009	+25%	£(480)	£(480)
	-25%	800	800

	+10%	£(218)	£(218)
	-10%	267	267

2008	+25%	£7	£7
	-25%	(12)	(12)

	+10%	£3	£3
	-10%	(4)	(4)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Currency risks

The Company’s currency exposures, after hedging, give rise to the net currency gains and losses recognized in the consolidated statements of comprehensive (loss)/income. Such exposures comprise the net monetary assets and liabilities of the Company that are not denominated in the functional currency of the entity involved and principally consist of the US Dollar-denominated Senior Secured Notes and intercompany receivable with GCE. The following table presents the exposure of net foreign currency monetary assets/ (liabilities).

	December 31, 2008			December 31, 2009
	US Dollars	Euros	Total	US Dollars	Euros	Total
	(in thousands)			(in thousands)
Functional currency of the company
Pounds sterling	£(105,002)	£680	£(104,322)	£(90,866)	£2,400	£(88,466)

Until December 31, 2009, the Company used a cross currency interest rate swap to manage its exposure to interest rate movements on its US Dollar-denominated Senior Secured Notes.

The fair value of the swap entered into is £nil at December 31, 2009 (2008: an asset of £2.8 million). These amounts are based on market values of equivalent instruments at the end of the reporting period.

The cross currency interest rate swap was designated as an effective cash flow hedge; therefore a portion of the movement in the fair value of the swap was deferred in equity.

	December 31,
	2008	2009
	Asset	Asset
	(in thousands)
Cross currency interest rate swap	£2,787	£—

	£2,787	£—

Analyzed as:
Non current	£—	£—
Current	2,787	—

	£2,787	£—

Capital management

The capital structure of the Company consists of debt, which includes the borrowings disclosed here in note 16, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital and reserves and reduced by the accumulated deficit.

The primary objective of the Company’s capital management is to ensure that it maintains a healthy credit in order to support its business and enable it to continue as a going concern. In addition the Indenture governing our Notes (see note 17) contains restrictions which, among other things, limit our ability to incur additional indebtedness and pay dividends.

The Company’s ability to access the credit markets to fund capital leases or other forms of equipment financing depends on our ability to renegotiate acceptable terms from equipment vendors and other financing parties which are impacted by adverse economic conditions.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Fair values

Set out below is a comparison by category of carrying amounts and fair values of all the Company’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
	2008	2009	2008	2009
	(in thousands)
Financial assets
Trade receivables(1)	£27,912	£23,397	£27,912	£23,397
Amounts owed by Group Companies(1)	37,437	40,345	37,437	40,345
Other receivables(1)	529	783	529	783
Cross currency interest rate swap(3)	2,787	—	2,787	—
Cash and cash equivalents(1)	36,100	37,331	36,100	37,331

Financial liabilities
Trade payables(2)	£(38,151)	£(35,407)	£(38,151)	£(35,407)
Amounts owed to Group Companies(2)	(10,588)	(19,902)	(10,588)	(19,902)
Other creditors(2)	(3,146)	(3,207)	(3,146)	(3,207)
Senior Secured Notes(2)	(286,928)	(267,315)	(173,725)	(274,307)
Obligations under finance lease(2)	(24,225)	(19,572)	(24,225)	(19,572)
Other debt obligations(2)	(980)	(294)	(980)	(294)

(1)	Classified as loan and receivables.

(2)	Classified as financial liability at amortized cost.

(3)	Classified as at fair value through the statements of comprehensive (loss)/income.

The fair value of trade receivables and other receivables approximates their carrying value due to their short term nature. Amounts owed by Group Companies approximates to their carrying value due to their interest bearing or short term nature.

Given the short term duration of cash and cash equivalents the fair value approximates the carrying value.

The fair value of trade payables, amounts owed to Group Companies and other creditors approximates their carrying value due to their interest bearing or short term nature.

Market values have been used to determine the fair value of the Senior Secured Notes.

The fair value of obligations under finance leases and hire purchase contracts and other debt obligations has been obtained by discounting the expected future cash flows at the prevailing interest rates. This approach was also taken in determining the fair value of the cross currency interest rate swap.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

17.	Financial assets and liabilities

Financial assets and liabilities, as of the end of each reporting period, were made up as follows:

	Year ended December 31,
	2008	2009
	(in thousands)
Financial assets
Amounts due within one year
Trade receivables	£27,912	£23,397
Amounts owed by Group Companies	2,540	8,996
Other receivables	529	783
Cross currency interest rate swap	2,787	—
Cash and cash equivalents	36,100	37,331

Due in less than one year	£69,868	£70,507

Amounts due in greater than one year
Amounts owed by Group Companies	£34,897	£31,349

Due in greater than one year	£34,897	£31,349

Financial liabilities
Amounts payable within one year
Trade payables	£(38,151)	£(35,407)
Amounts owed to Group Companies	(10,588)	(10,567)
Other creditors	(3,146)	(3,207)
10.75% US Dollar senior secured notes	(3,057)	(5,146)
11.75% pounds sterling senior secured notes	(4,325)	(6,673)
Obligations under finance lease	(10,182)	(7,310)
Other debt obligations	(740)	(285)

Payable within one year	£(70,189)	£(68,595)

10.75% US Dollar senior secured notes, due 2014, net of unamortized discount of £0.8 million and deferred financing costs of £2.5 million (2008: £0.9 million and £3.1 million, respectively)	£(130,766)	£(112,194)
11.75% pounds sterling senior secured notes, due 2014, net of unamortized discount of £0.8 million, unamortized premium of £3.0 million and deferred financing costs of £4.8 million (2008: £0.9 million, £3.1 million and £6.0 million, respectively)	(148,780)	(143,302)

	(279,546)	(255,496)
Amounts owed to Group Companies	—	(9,335)
Obligations under finance lease	(14,043)	(12,262)
Other debt obligations	(240)	(9)

Payable in greater than one year	£(293,829)	£(277,102)

Senior Secured Notes

On December 23, 2004, Global Crossing (UK) Finance plc (“GC Finance” or the “Issuer”), a wholly owned financing subsidiary of GCUK issued US$200.0 million in aggregate principal amount of 10.75% US Dollar-denominated Senior Secured Notes (“US Dollar Senior Secured Notes”) and £105.0 million in aggregate principal amount of 11.75% pounds sterling Senior Secured Notes (“pounds sterling Senior Secured Notes”, and collectively, “Initial Notes”). The Initial Notes were issued at a discount of approximately £3.0 million. The Initial Notes mature on the tenth anniversary of their issuance. Interest is payable in cash semi-annually on June 15 and December 15.

On December 28, 2006, GC Finance completed its offering of an additional £52.0 million aggregate principal amount of pounds sterling denominated notes (the “Additional Notes”, collectively with the Initial Notes, the “Senior Secured Notes” or “Notes). The Additional Notes were priced at 109.25 percent of par value

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

and the issue raised gross proceeds of £56.8 million. The proceeds from the Additional Notes were used to acquire the UK operations (“Fibernet”) of Fibernet Group Limited (previously Fibernet Group plc) and its subsidiaries (“Fibernet Group”) from a wholly owned subsidiary of GCL.

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

The Notes were issued under an indenture (the “Indenture”), which includes covenants and events of default that are customary for high-yield senior note issuances. The Indenture limits the ability of GCUK and its restricted subsidiaries’ to, among other things (i) incur or guarantee additional indebtedness; (ii) pay dividends or make other distributions to repurchase or redeem its stock; (iii) make investments of other restricted payments; (iv) create liens; (v) enter into certain transactions with affiliates; (vi) enter into agreements that restrict the ability of its material subsidiaries to pay dividends; and (vii) consolidate, merge or sell all or substantially all of its assets.

As required by the Indenture, 120 days after the end of each twelve month period ending December 31, GC Finance must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of Operating Cash Flow (as defined in the Indenture) from that period (“Excess Cash Offer”). Operating Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the year ended December 31, 2008, GC Finance made an offer for and purchased £7.4 million of Notes, excluding accrued interest on May 29, 2009. In respect of the year end December 31, 2009, we anticipate offering to purchase £11.8 million of the Notes, excluding accrued interest.

A loan or dividend by the Company to GCL and its affiliates is a restricted payment under the Indenture. Under the Indenture such a payment (i) may be made only if the Company is not then in default under the Indenture and would be permitted at that time to incur additional indebtedness under the applicable debt incurrence test; (ii) may generally be made only within ten business days of consummation of each Excess Cash Offer; and (iii) would generally be limited to 50% of the Company’s Operating Cash Flow plus the portion, if any, of the applicable Excess Cash Offer that the holders of the Notes decline to accept. In addition so long as the Company is not then in default under the Indenture, it may make up to £10.0 million in the aggregate in restricted payments in excess of 50% of Operating Cash Flow for a given period; provided that any such excess payments shall reduce the amount of restricted payments permitted to be paid out of future Operating Excess Cash Flow. The terms of any inter-company loan by the Company to GCL or GCL’s other subsidiaries are required by the Indenture to be at arm’s length and, if for a sum in excess of £5.0 million, must be agreed to by a majority of the disinterested members of the Company’s Board of Directors, including its independent members. The Company’s directors require the Company to maintain a minimum cash balance in an amount they deem prudent.

If we undergo specific kinds of changes in control, we or the Issuer must offer to repurchase the Notes at a redemption price equal to 101% of the principal amount plus accrued and unpaid interest and certain additional amounts, if any, to the date of repurchase.

18.	Equity share capital

	December 31,
	2008	2009
	(in thousands)
Authorized:
2,000,000 ordinary shares of £1 each	£2,000	£2,000

Called up, allotted and fully paid:
101,000 ordinary shares of £1 each	£101	£101

The Company has one class of ordinary shares which carry no right to fixed income.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

19.	Operating lease commitments

The Company as lessor

At the end of the reporting period, the Company had contracted with lessees for the following future minimum lease payments for leased assets and sublet income:

	December 31,
	2008	2009
	(in thousands)
Within 1 year	£3,629	£2,696
In the second to fifth years inclusive	10,269	7,025
After 5 years	5,915	2,543

	£19,813	£12,264

Included within operating lease income earned during the year ended December 31, 2009, for which sublet income is received was £2.6 million (2008: £2.6 million) from Group Companies in respect of leased assets (see note 24). All of the properties have committed tenants for the next one to thirteen years.

The Company as lessee

The Company has entered into commercial leases on certain property, motor vehicles and equipment. These leases have an average life of between 1 and 109 years, with renewal options contained within some contracts.

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

The following table presents a schedule of future minimum commitments under non cancellable operating leases as of December 31, 2009:

	December 31,
	2008*	2009
	(in thousands)
Within 1 year	£9,506	£11,467
Between 1 to 2 years	10,939	7,116
Between 2 to 3 years	8,026	6,360
Between 3 to 4 years	7,677	5,380
Between 4 and 5 years	6,901	4,840
Greater than 5 years	43,619	31,851

Total minimum lease payments	£86,668	£67,014

*	The 2008 numbers have been restated to exclude a property commitment to ensure consistency with 2009 numbers.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

20.	Purchase commitments

The Company has purchase commitments with third party access vendors that require it to make payments to purchase network services and capacity through 2010. Some of these access commitments require the Company to maintain minimum monthly and/or annual billings, in certain cases based on usage. In addition, the Company has purchase commitments with third parties that require it to make payments for operations, administration and maintenance services for certain portions of its network through 2027. Further, the Company has purchase commitments with other vendors, including £0.7 million (2008: £14.0 million) of committed, future capital expenditure which are expected to be fulfilled within one year.

	December 31, 2008
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(in thousands)
Cost of access service	£19,577	£13,577	£1,671	£—	£34,825
Third-party maintenance services	7,598	5,738	—	—	13,336
Other purchase commitments	16,759	1	—	—	16,760

Total	£43,934	£19,316	£1,671	£—	£64,921

	December 31, 2009
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(in thousands)
Cost of access service	£17,838	£9,853	£1,588	£—	£29,279
Third-party maintenance services	7,722	1,663	—	—	9,385
Other purchase commitments	2,458	239	—	—	2,697

Total	£28,018	£11,755	£1,588	£—	£41,361

21.	Share-based payments and bonus schemes

The Company recognized total expenses of £2.3 million, £2.9 million and £0.8 million related to equity-settled share-based payment transactions in 2007, 2008 and 2009, respectively. Equity-settled share-based payment transactions relate to share-based awards granted under the Global Crossing Limited 2003 Stock Incentive Plan (the “Plan”) and reflect awards outstanding during such period, including awards granted both prior to and during such period. Under the Plan, GCL is authorized to issue up to 19,378,261 common shares of GCL, shared amongst any employee, director or consultant who is selected to participate in the plan. Certain employees of the Company are eligible to receive share-based payments under the Plan.

Equity-settled share option plan

Stock options issued under the Plan are exercisable over a ten year period, vest over a three year period and have an exercise price of US$15.39 per share.

Information regarding options granted in the current and previous years is summarized below.

	Year ended December 31,
	2008		2009
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of period	3,334	$15.39	3,334	$15.39
Granted during the period	—	—	—	—
Exercised during the period	—	—	—	—
Cancelled during the period	—	—	—	—
Forfeited during the period	—	—	—	—

Outstanding at the end of the period	3,334	$15.39	3,334	$15.39

Exercisable at end of period	3,334		3,334

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The options outstanding at December 31, 2009, had a weighted average remaining contractual life of 5 years.

There were no stock options granted in either 2008 or 2009.

Restricted stock units

During the year ended December 31, 2009, the Company’s employees were awarded 35,800 restricted stock units under the Plan which vest on March 12, 2012 and 25,000 which vest on October 19, 2010.

During the year ended December 31, 2008, the Company’s employees were awarded 22,000 restricted stock units under the Plan which vest on March 4, 2011, together with a further 3,381 restricted stock units which vested during year ended December 31, 2008.

The following table summarizes restricted stock units granted, forfeited and cancelled for the years ended December 31, 2008 and 2009:

	Number of restricted stock units	Weighted average issue price
Balance at January 1, 2008	28,900	—
Granted	25,381	$18.42
Vested	(9,981)	—
Cancelled/forfeited	(6,700)	—

Balance at December 31, 2008	37,600	—
Granted	60,800	$10.33
Vested	(6,148)	—
Sold for tax	(2,952)	—
Cancelled/forfeited	(15,400)	—

Balance at December 31, 2009	73,900	—

Sales Equity Program

During 2008, the Company adopted the Global Crossing Sales Equity Program (“Sales Equity Program”) for the Company’s sales, sales support and sales engineering employees. This program allowed management level employees to elect to receive 100% of their earned commissions in fully vested shares of common stock of GCL. Non-management employees could elect to receive 50% of their earned commissions in fully vested shares of common stock and the remaining 50% paid in cash. As an additional incentive for participating in the Sales Equity Program, the value of the portion to be paid in stock was increased by 5%, which was subsequently increased to 7.5% effective June 1, 2008. Included in the total 2008 non-cash stock related expenses was £0.8 million related to this program. This program was cancelled in the fourth quarter of 2008.

Performance share awards

In connection with the Company’s annual long-term incentive program for 2009, the Company awarded to certain employees 35,800 performance share opportunities which vest on December 31, 2011, subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each participant’s target performance share opportunity is based on total shareholder return over a three year period as compared to two peer groups. Depending on how the Company ranks in total shareholder return as compared to the two peer groups, each performance share grantee may earn 0% to 200% of the target number of performance shares. No payout will be made if the average ranking of the Company’s total shareholder return relative to each of the two peer groups (weighted equally) is below the 30th percentile, and the maximum payout of 200% will be made if such average ranking is at or above the 80th percentile.

During the year ended December 31, 2008, the Company’s employees were awarded 20,500 performance share opportunities under the Plan. The performance share opportunities vest and convert into common shares of GCL on December 31, 2010, and must be paid out by March 15, 2011, subject to continued employment through

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

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

Annual Bonus Program

During 2009, the Board of Directors of the Company adopted the 2009 Annual Bonus Program (the “2009 Bonus Program”). The 2009 Bonus Program was an annual bonus applicable to substantially all non-sales employees of the Company, which is intended to retain such employees and to motivate them to achieve the Company’s financial and business goals. Each participant was provided a target award under the 2009 Bonus Program expressed as a percentage of base salary. Actual awards under the 2009 Bonus Program are paid only if the Company achieves specified thresholds for earnings and net change in unrestricted cash and cash equivalents, under the discretion of the Board of Directors. The payout for each performance opportunity is calculated independently. The amount is expected to be paid out in cash and included in other current liabilities. As of December 31, 2009, £1.4 million had been accrued for this bonus plan, including the Company’s liability for payroll taxes and charges. Effective February 12, 2010, GCL approved a payout of 31.9% of annual bonus target under GC 2009 discretionary incentive compensation bonus program. All of the bonus payable under the 2009 bonus program was paid in cash in April 2010.

During 2008, the Board of Directors of the Company adopted the 2008 Annual Bonus Program (the “2008 Bonus Program”). The 2008 Bonus Program was an annual bonus applicable to substantially all non-sales employees of the GCL, which was intended to retain such employees and to motivate them to achieve the Company’s financial and business goals. Each participant was provided a target award under the 2008 Bonus Program expressed as a percentage of base salary. Actual awards under the 2008 Bonus Program were to be paid only if GCL achieved specified thresholds for earnings, net change in unrestricted cash and cash equivalents and/or customer satisfaction. The payout for each performance opportunity was calculated independently. Effective February 12, 2009, the GCL Compensation Committee and GCL Board of Directors certified the financial results and approved the payout which was made during March and April 2009. The amount of the shares to be paid was set using a 30-day average of the Company’s Common Stock. At December 31, 2008, the Company’s annual bonus program accrual was £0.1 million, including the Company’s liability for payroll tax and charges. As required by IFRS 2 “Share Based Payments”, the liability for the 2008 bonus was recorded in a capital reserve due to it being settled in stock. In respect of the 2008 Bonus Program, 554,495 common shares vested in March and April 2009, of which 208,942 were withheld in connection with the payment of related withholding taxes for all employees with a tax liability.

22.	Retirement benefit schemes

The Company’s employees participate in two occupational pension schemes:

•	the Global Crossing Pension scheme (the “Global Scheme”); and

•	the Global Crossing Shared Cost Section of the Railways Pension Scheme (the “Railways Scheme”)

The assets of these schemes are held separately from the Company in independently administered trusts. Contributions to the schemes in respect of the Company’s defined benefit obligations are charged to the consolidated statements of comprehensive (loss)/income so as to spread the cost of the pensions over employees’ working lives with the Company. No further defined benefit entitlements are being accrued under either scheme. Pension costs for the years ended December 31, 2007, 2008 and 2009 were £2.6 million, £2.6 million and £3.4 million, respectively.

The Global Scheme

The Global Scheme is an occupational pension scheme with two sections. The defined contribution section is used to provide ongoing pension benefits for its employees. The defined benefit section provides for each

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

employee who was a member of a Racal pension scheme at May 24, 2000, a benefit that represents the additional pension arising from pay increases over and above the statutory revaluation that is applied to benefits earned in the relevant Racal scheme prior to that date.

The Company’s pension obligations are assessed by a qualified actuary on the basis of triennial valuations, with annual interim updates. The most recent formal valuation of the Global Scheme at March 31, 2006 was completed using the projected unit method. Calculations have been carried out by a qualified actuary for the purposes of estimating the Company’s pension charge for the year and the Global Schemes liabilities as of December 31, 2009.

The employer made annual contributions to the defined benefit section of the Global Scheme of £0.5 million, £0.9 million and £0.9 million for the years ended December 31, 2007, 2008 and 2009, respectively.

The Global scheme also provides defined contribution benefits and the cost of the years ended December 31, 2007, 2008 and 2009 were £1.6 million, £1.7 million and £1.8 million, respectively.

The Railways Scheme

The Company’s pension obligations are assessed by a qualified actuary on the basis of triennial valuations, with annual interim updates. The most recent formal valuation of the Railways Scheme was completed at December 31, 2007 using the projected unit method. Calculations have been carried out by a qualified actuary for the purposes of estimating the Company’s pension charge for the year and the Railways Scheme assets as of December 31, 2009.

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

The employer made annual contributions to the defined benefit section of £0.3 million, £0.3 million and £0.4 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Recognition of gains and losses

The following disclosures are prepared on the basis that gains and losses are amortized over the expected future working life of employees.

The key assumptions used in assessing the Company’s pension plans are as follows:

	Railways Scheme		Global Scheme
	2008	2009	2008	2009
Rates and assumptions used to calculate Defined Benefit Obligations (DBO)
Weighted average discount rate (year end)	5.90%	5.90%	5.90%	5.90%
Rate of salary increase (year end)	3.75%	4.45%	3.75%	4.45%
Mortality assumptions:
Current male/female pensioners at 65 (year end)	22/24 years	22/24 years	22/25 years	22/25 years
Future male/female pensioners at 65 (year end)	23/26 years *	23/26 years *	25/29 years *	25/29 years *
Rates and assumptions used to calculate Net Benefit Cost (NBC)
Weighted average discount rate (start of year)	5.60%	5.90%	5.60%	5.90%
Rate of salary increase (start of year)	4.00%	3.75%	4.00%	3.75%
Expected return on plan assets (start of year)	7.00%	6.20%	5.10%	4.50%
Mortality assumptions:
Current male/female pensioners at 65 (start of year)	19/22 years	22/24 years	24/28 years	22/25 years
Future male/female pensioners at 65 (start of year)	19/22 years	23/26 years	27/31 years *	25/29 years

*	For members aged 50 at the year end

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The expected long-term rate of return on plan assets reflects the average earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation.

The following tables summarizes the components of net benefit expense recognized in the consolidated statements of comprehensive (loss)/income within administrative expenses and the funded status and amounts recognized in the consolidated statements of financial position for the respective plans.

Net benefit expense recognized in the consolidated statements of comprehensive (loss)/income

	Railways Scheme		Global Scheme		Total
	2008	2009	2008	2009	2008	2009
	(in thousands)		(in thousands)		(in thousands)
Service cost	£422	£365	£320	£316	£742	£681
Interest cost on benefit obligation	1,298	1,267	568	563	1,866	1,830
Expected return on plan assets	(1,521)	(1,012)	(268)	(268)	(1,789)	(1,280)
Net amortisation and deferral	—	291	85	—	85	291

Net benefit expense	£199	£911	£705	£611	£904	£1,522

Benefit asset/ (liability)

	Railways Scheme		Global Scheme		Total
	2008	2009	2008	2009	2008	2009
	(in thousands)		(in thousands)		(in thousands)
Funded status	£(8,118)	£(7,182)	£(3,663)	£(2,399)	£(11,781)	£(9,581)
Funded status attributable to employees	3,248	2,873	—	—	3,248	2,873

Net funded status attributable to employer	(4,870)	(4,309)	(3,663)	(2,399)	(8,533)	(6,708)
Unrecognized net loss/(gain)	5,890	4,777	783	(152)	6,673	4,625

Prepaid/(accrued) net benefit cost	£1,020	£468	£(2,880)	£(2,551)	£(1,860)	£(2,083)

Changes in the present value of the defined benefit obligation are as follows:

	Railways Scheme		Global Scheme		Total
	2008	2009	2008	2009	2008	2009
	(in thousands)		(in thousands)		(in thousands)
Benefit obligation at beginning of year	£38,322	£35,585	£9,915	£9,328	£48,237	£44,913
Service cost	422	365	320	316	742	681
Interest cost	1,298	1,267	568	563	1,866	1,830
Employee contributions	172	193	—	—	172	193
Actuarial (loss)/gain	(4,493)	216	(1,271)	(647)	(5,764)	(431)
Benefits paid	(1,001)	(1,406)	(204)	(188)	(1,205)	(1,594)
Interest cost attributable to employees	865	844	—	—	865	844

Benefit obligation at end of year	£35,585	£37,064	£9,328	£9,372	£44,913	£46,436

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Changes in the fair value of plan assets are as follows:

	Railways Scheme		Global Scheme		Total
	2008	2009	2008	2009	2008	2009
	(in thousands)		(in thousands)		(in thousands)
Fair value of plan assets at start of year	£36,456	£27,467	£4,874	£5,665	£41,330	£33,132
Actual return on plan assets	(8,418)	3,269	59	556	(8,359)	3,825
Employer contributions	258	359	936	940	1,194	1,299
Employee contributions	172	193	—	—	172	193
Benefits paid	(1,001)	(1,406)	(204)	(188)	(1,205)	(1,594)

Fair value of plan assets at end of year	£27,467	£29,882	£5,665	£6,973	£33,132	£36,855

The Company expects to contribute £0.9 million to its defined benefit pension schemes in 2010.

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	Railways Scheme		Global Scheme
	2008	2009	2008	2009
	(%)		(%)
Fixed interest bonds	14	14	85	79
Equities	56	57	15	20
Property	20	17	—	—
Other	10	12	—	1

	100	100	100	100

The overall expected rate of return on assets is determined based on market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

The Railways Scheme represents approximately 81% of the total assets of the combined plans. The current planned asset allocation strategy was determined with regard to actuarial characteristics of each scheme. It is based on the assumption that equities will outperform bonds over the long term and is consistent with the overall objective of long-term capital growth. The expected long-term rate of return on plan assets was calculated by the plan actuary and is based on historic returns of each asset class held by the plan at the beginning of the year.

The following table summarizes expected benefit payments from the Company’s pension plans through 2019. Actual benefit payments may differ from expected benefit payments:

(in thousands)
2010	£1,646
2011	1,703
2012	1,762
2013	1,820
2014	1,879
2015-2019	9,700

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The amount included in the consolidated statements of financial position arising from the Company’s obligations in respect of its defined benefit retirement benefit schemes is as follows:

	December 31,
	2008	2009
	(in thousands)
Fair value of scheme assets	£33,132	£36,855
Present value of defined benefit obligations	(44,913)	(46,436)

Deficit in scheme	(11,781)	(9,581)
Funded status attributable to employees	3,248	2,873

Net deficit attributable to employer	(8,533)	(6,708)
Unrecognized net losses	6,673	4,625

Net liability recognized in the statement of financial position	£(1,860)	£(2,083)

This amount is presented in the statement of financial position as follows:
Non-current assets	£1,020	£468
Non-current liabilities	(2,880)	(2,551)

	£(1,860)	£(2,083)

	2005	2006	2007	2008	2009
	(in thousands)
Present value of defined benefit obligations	£43,026	£48,827	£48,237	£44,913	£46,436

Fair value of plan assets	34,510	38,979	41,330	33,132	36,855

Deficit in the scheme	£(8,516)	£(9,848)	£(6,907)	£(11,781)	£(9,581)

Experience (losses)/gains on scheme liabilities	£(5,100)	£(1,423)	£32	£3,357	£5,478

23.	Ultimate parent and controlling party

At December 31, 2009, the Company’s directors regarded Temasek Holdings (Private) Limited (“Temasek”), a company incorporated in the Republic of Singapore, as the ultimate parent company and ultimate controlling party. The largest group, which includes the Company and for which financial results are prepared is that headed by Temasek, whose registered office is 60B Orchard Road, #06-18, Tower 2, Singapore 238891.

The Company’s immediate parent is GC Bidco, a company registered in England and Wales. The financial statements of GC Bidco are available to the public from Companies House.

24.	Related party transactions

Transactions between GCUK and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Transactions with Group Companies

The following presents a summary of the total (income from)/cost of services included in revenue(1), cost of sales(2) and administrative expenses(3) in the consolidated statements of comprehensive (loss)/income for the years indicated.

	Year ended December 31,
	2007	2008	2009
	(in thousands)
Recognition of deferred revenue(1)	£(500)	£(500)	£(500)
Voice termination services(2)	(353)	70	(414)
Leased asset income(2)	(2,761)	(2,556)	(2,572)
Corporate services(3)	8,931	9,733	7,923
Shared resources(3)	525	415	237
Other transactions(3)	427	693	1,095

	£6,269	£7,855	£5,769

In addition, during the year ended December 31, 2009, the Company made a retrospective property tax recharge to GCE, an affiliated company, of £1.6 million covering the period April 2005 to April 2010.

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

Recognition of deferred revenues

Under a signed Inland Service agreement dated April 8, 1998 the Company was obligated to provide UK backhaul telecommunication services to International Optics Network Limited (“ION”), a wholly owned subsidiary of GCL. The Company received upfront payment for these services with effect from December 31, 2007; GCE has been assigned the Inland Service Agreement by ION and replaced ION as the contracting party. All of the revenue associated with the agreement was deferred and is being recognized over the life of the contract.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

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

Shared resources

The Company provides Group Companies, on a non-exclusive basis, the use of certain of its assets, and the Group Companies provide the Company the use of certain of its assets, on a non-exclusive basis. Such assets include staffing and administrative assets, fiber, leased circuits, network equipment, racking space, real estate and such other assets as reasonably deemed necessary for the relevant network’s efficient operation. The parties to these intercompany shared resources agreements are charged based on (i) the market price for fiber, leased circuits, racking space, and network equipment; (ii) a pro rata allocation for staffing and administrative assets based on either a reasonable estimate of resources committed or a reasonable estimate of time spent of such services, plus a reasonable markup in accordance with the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administration of the Organization for Economic Co-operation and Development; and (iii) the share of lease or carry costs based on a percentage of square meter usage for real estate. Fees for these services are estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. In addition, the Company makes payments, primarily payroll, on behalf of a Group Company, and is reimbursed for these payments. These transactions have no impact on the consolidated statements of comprehensive (loss)/income.

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

Operating lease income

Effective December 31, 2004, the Company purchased £21.9 million of assets from GC Bidco, in exchange for 1,000 shares of the Company’s £1 par value ordinary shares. The assets were purchased at GC Bidco’s net book value and are being depreciated over the remaining useful lives. Such assets include fiber, network equipment, and certain computer software and hardware equipment. The Company leased the use of the purchased assets to other Group Companies throughout 2007, 2008 and 2009 (see note 4).

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The Company entered into a formal tax agreement with GCL, which was effective October 1, 2004, that established the basis of conduct for certain tax matters in the UK, including the surrender of tax losses and the reallocation of income or gains where permitted by UK tax law, between the Company and other Group Companies subject to tax in the UK. The claimant company will pay the surrendering company an amount equal to the amount surrendered multiplied by the average corporate tax rate for the period in which relief is deemed. During the years ended December 31, 2007, 2008 and 2009 tax losses surrendered of £1.0 million, £0.4 million and £0.6 million, respectively, were utilized by GCUK.

Share-based payment

Commencing January 1, 2009, the Company pays GC Group for the value of GCL share-based awards granted to employees of the Company, such value determined by reference to the amount accrued in respect of such awards in accordance with generally accepted accounting principles. In the year ended December 31, 2009, the Company incurred an expense of approximately £0.4 million for the value of such GCL share-based awards during that period.

Other

During the years ended December 31, 2007, 2008 and 2009, the Company incurred, £2.1 million, £2.1 million and £2.2 million, respectively, of lease costs for certain office space for which other members of the GC Group, specifically, GC PEC Networks and GC PEC UK, are contractually liable (see note 19).

The debtor and creditor balances as a result of the aforementioned transactions with Group Companies are as follows:

	Year ended December 31,
	2008	2009
	(in thousands)
Debtor balances due from:
Global Crossing Europe Ltd	£1,041	£5,714
Global Crossing Telecommunications Inc	—	1,158
GC Pan European Crossing UK Ltd	—	571
Global Crossing Ltd	—	489
Geoconference UK Ltd	—	148
Global Crossing Services Europe Ltd	873	323
Fibernet Gmbh	369	342
Other Group Companies	257	251

	£2,540	£8,996

Creditor balances due to:
Global Crossing Development Co	£5,559	£6,753
Global Crossing Ltd	519	—
GC Acquisitions UK Ltd	653	—
Global Crossing Services Europe Ltd	874	—
GC Pan European Crossing France SARL	105	83
GC Pan European Crossing Nederland BV	24	146
GC Pan European Crossing Deutschland GmbH	72	—
Global Crossing Ireland Ltd	95	54
Global Crossing Telecommunications Inc	197	—
Global Crossing International Networks	1,386	1,245
Global Crossing Employee	751	1,129
Global Crossing Bandwidth Inc	312	293
Global Crossing Holdings Limited	—	633
Other Group Companies	41	231

	£10,588	£10,567

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Loans from and to Group Companies

On April 12, 2006, the Company entered into a credit agreement with GCE. As at December 31, 2009, there were loans of US$50.4 million (equivalent to £34.9 million and £31.3 million as at December 31, 2008 and 2009 respectively) due from GCE. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the operating cash flow, as permitted and defined under the Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Excess Cash Offer, and have an effective interest rate of 13.5%. These loans mature five business days prior to the principal outstanding on the Senior Secured Notes. In the year ended December 31, 2008, total finance revenue of £13.2 million (being interest income of £3.6 million, plus a foreign exchange gain of £9.6 million) has been recognized in the consolidated statement of comprehensive loss in respect of these loans. In the year ended December 31, 2009, total finance revenue of £0.9 million (being interest income of £4.4 million, less a foreign exchange loss of £3.5 million) has been recognized in the consolidated statement of comprehensive income in respect of these loans.

On April 11, 2007, the Company entered into a US$15.0 million commitment to GCE in accordance with the Indenture and under the same terms and conditions set forth in the intercompany credit agreement. On May 2, 2007 the Company made a loan to GCE pursuant to this commitment in the amount of US$5.0 million, which was repaid in full on June 30, 2007. In the year ended December 31, 2007, total finance revenue of £0.1 million was recognized in the consolidated statement of comprehensive loss in respect of this loan. This commitment lapsed in 2007.

Prior to its acquisition by GCUK, Fibernet Group transferred its German business operations to GCI, a wholly owned subsidiary of GCL, for consideration of £1 and the assumption of £3.6 million of debt outstanding to Fibernet. This loan had an effective interest rate of 9.75% and was repaid, in full, to the Company on June 30, 2007. In the year ended December 31, 2007, total finance revenue of £0.2 million was recognized in the consolidated statement of comprehensive loss in respect of this loan.

There were no loan balances due to other companies in the GC Group as at December 31, 2007 or 2008. On April 8, 2009, the Company entered into a loan facility of up to US$15.0 million with GC Impsat Holdings I plc, a member of the GC Group, which was fully drawn down in the second quarter of 2009. The purpose of the loan was to support our Excess Cash Offer in respect of the year ended December 31, 2008 and other working capital needs. At December 31, 2009 the pounds sterling equivalent balance outstanding in respect of this loan was £9.3 million. The loan has an effective interest rate of 10%, payable semi-annually in arrears and matures in September 2012. In the year ended December 31, 2009, total finance revenue of £0.1 million (being interest expense of £0.5 million less a foreign exchange gain of £0.6 million) has been recognized in the consolidated statement of comprehensive income in respect of these loans.

On March 30, 2010, the Board of Directors of the Company agreed the terms of a $20.0 million loan from GCE, a member of the GC Group. This loan was fully drawn down on March 31, 2010.

25.	Contingent liabilities

Litigation

From time to time, the Company has been a party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company’s directors there are currently no proceedings in respect of which there exists a reasonable possibility of adverse outcome that would have a material effect on the Company’s consolidated statements of financial position, consolidated statements of comprehensive (loss)/income. or consolidated cash flow statements.

Regulatory

In June 2008, the Company and others entered into a dispute with BT in relation to BT’s adherence with its regulatory pricing obligations for wholesale leased lines (“PPCs”), during the period since June 2004, and this dispute was filed with Ofcom. In April 2009, Ofcom issued its preliminary findings in this matter which found that BT had been overcharging for certain PPC products and proposed that a substantial repayment would be required. Ofcom has consulted on these preliminary findings and, in October 2009, issued its Final Determination

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

on the matter which confirmed that BT had indeed overcharged the Company and others during the period April 2005 to September 2008 inclusive and ordered BT to settle financially with the Company. Our cost of access expense for the year ended December 31, 2009 benefited from a £3.7 million reduction as a result of favorable regulatory ruling by Ofcom in respect of partial private circuits. In December 2009, this ruling was appealed by BT. We do not expect any significant adjustments as a result of this appeal. A timetable has been established and hearings scheduled for May and October 2010.

26.	Guarantee arrangement

There is a fixed and floating charge under the terms of the Indenture over the Company’s assets. Specifically, there is a fixed and floating charge over all property, plant and equipment, intangible assets, and investment in associate except for, among other things, the following:

•	all property, plant and equipment held under finance leases, which totaled £16.8 million and £13.4 million as at December 31, 2008 and December 31, 2009, respectively; and

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

Total revenues for the year ended December 31, 2008 and 2009 of 53.4% and 48.6%, respectively, were derived from government departments and our contract with Camelot. However these portions of total revenues are not necessarily indicative of the portions of total property plant and equipment used exclusively to provide such services to UK governmental customers and Camelot.

27.	Condensed consolidated financial information

This supplemental condensed consolidating financial information should be read in conjunction with the Company’s consolidated financial statements.

GCUK and Fibernet have guaranteed the Notes as a senior obligation ranking in equal right of payment with all of its existing and future debt.

As permitted by the Indenture, and with effect from close of business on December 31, 2009, GCUK agreed to purchase the business, trade, assets and liabilities of Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited for a purchase price equal to the net asset value transferred. The purchase price will remain outstanding as a non-interest bearing loan with no fixed repayment date. This agreement was entered into in order to facilitate an intra group reorganization and corporate simplification exercise.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The following condensed consolidating financial information is presented as at December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009, as required by Article 3-10(d) of Regulation S-X, has separate columns for each of GC Finance (the issuer), GCUK (as parent guarantor) and Fibernet (as subsidiary guarantor).

	December 31, 2008
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of financial position
Non current assets
Intangible assets, net	£2,460	£9,495	£—	£—	£11,955
Property, plant and equipment, net	137,923	41,621	—	—	179,544
Investment in subsidiary and associated undertakings	52,193	—	—	(52,015)	178
Retirement benefit asset	1,020	—	—	—	1,020
Trade and other receivables	36,102	35,049	260,853	(294,998)	37,006

	229,698	86,165	260,853	(347,013)	229,703

Current assets
Derivative financial instrument	—	—	2,787	—	2,787
Cash and cash equivalents	21,681	12,932	1,487	—	36,100
Other current assets	61,884	23,720	2,315	(31,643)	56,276

	83,565	36,652	6,589	(31,643)	95,163

Total assets	£313,263	£122,817	£267,442	£(378,656)	£324,866

Current liabilities
Trade and other payables	(372,528)	(33,745)	(2,277)	326,641	(81,909)
Deferred revenue	(25,690)	(13,061)	—	—	(38,751)
Short term debt obligations	(9,475)	(1,447)	(7,382)	—	(18,304)
Other current liabilities	(1,590)	—	—	—	(1,590)

	(409,283)	(48,253)	(9,659)	326,641	(140,554)

Non current liabilities
Deferred revenue	(97,082)	(3,612)	—	—	(100,694)
Long term debt obligations	(7,625)	(183)	(286,021)	—	(293,829)
Other non current liabilities	(6,983)	(18)	—	—	(7,001)

	(111,690)	(3,813)	(286,021)	—	(401,524)

Total liabilities	£(520,973)	£(52,066)	£(295,680)	£326,641	£(542,078)

Net (liabilities)/assets	£(207,710)	£70,751	£(28,238)	£(52,015)	£(217,212)

Total equity	£(207,710)	£70,751	£(28,238)	£(52,015)	£(217,212)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	December 31, 2009
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of financial position
Non current assets
Intangible assets, net	£11,417	£—	£—	£—	£11,417
Property, plant and equipment, net	157,526	—	—	—	157,526
Investment in subsidiary and associated undertakings	52,225	—	—	(52,015)	210
Retirement benefit asset	468	—	—	—	468
Trade and other receivables	71,874	—	261,158	(299,802)	33,230

	293,510	—	261,158	(351,817)	202,851

Current assets
Cash and cash equivalents	36,717	—	614	—	37,331
Other current assets	143,251	82,005	3,581	(170,712)	58,125

	179,968	82,005	4,195	(170,712)	95,456

Total assets	£473,478	£82,005	£265,353	£(522,529)	£298,307

Current liabilities
Trade and other payables	(541,162)	—	(8,867)	468,944	(81,085)
Deferred revenue	(38,881)	—	—	1,568	(37,313)
Short term debt obligations	(7,595)	—	(11,819)	—	(19,414)
Other current liabilities	(1,281)	—	—	—	(1,281)

	(588,919)	—	(20,686)	470,512	(139,093)

Non current liabilities
Deferred revenue	(90,328)	—	—	2	(90,326)
Long term debt obligations	(6,921)	—	(260,846)	—	(267,767)
Other non current liabilities	(15,592)	—	—	—	(15,592)

	(112,841)	—	(260,846)	2	(373,685)

Total liabilities	£(701,760)	£—	£(281,532)	£470,514	£(512,778)

Net (liabilities)/assets	£(228,282)	£82,005	£(16,179)	£(52,015)	£(214,471)

Total equity	£(228,282)	£82,005	£(16,179)	£(52,015)	£(214,471)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	Year Ended December 31, 2007
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of comprehensive (loss)/ income
Revenue	£247,073	£55,984	£—	£(6,437)	£296,620
Cost of sales	(149,402)	(34,700)	—	6,437	(177,665)

Gross profit	97,671	21,284	—	—	118,955
Distribution and administrative expenses	(67,814)	(17,364)	—	—	(85,178)

Operating profit	29,857	3,920	—	—	33,777
Finance charges, net	(32,044)	279	2,744	—	(29,021)

(Loss)/profit before tax	(2,187)	4,199	2,744	—	4,756
Tax charge	(6,297)	—	—	—	(6,297)

(Loss)/profit for the year	£(8,484)	£4,199	£2,744	£—	£(1,541)

Other comprehensive income/(loss)
Gain on cash flow hedge taken to equity	—	—	587	—	587
Transfers from consolidated statement of comprehensive (loss)/income on cash flow hedge	—	—	(6)	—	(6)

Other comprehensive income for the year net of tax	—	—	581	—	581

Comprehensive (loss)/income for the year	£(8,484)	£4,199	£3,325	£—	£(960)

	Year Ended December 31, 2008
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of comprehensive income/(loss)
Revenue	£266,727	£62,694	£—	£(6,589)	£322,832
Cost of sales	(171,095)	(35,981)	—	6,589	(200,487)

Gross profit	95,632	26,713	—	—	122,345
Distribution and administrative expenses	(73,613)	(19,898)	113	—	(93,398)

Operating profit	22,019	6,815	113	—	28,947
Finance charges, net	(21,288)	(9)	(37,063)	—	(58,360)

Profit/(loss) before tax	731	6,806	(36,950)	—	(29,413)
Tax charge	(432)	—	—	—	(432)

Profit/(loss) for the year	£299	£6,806	£(36,950)	£—	£(29,845)

Other comprehensive income/(loss)
Gain on cash flow hedge taken to equity	—	—	4,883	—	4,883
Transfers from consolidated statement of comprehensive income/(loss) on cash flow hedge	—	—	(154)	—	(154)

Other comprehensive income for the year net of tax	—	—	4,729	—	4,729

Comprehensive income/(loss) for the year	£299	£6,806	£(32,221)	£—	£(25,116)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	Year Ended December 31, 2009
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of comprehensive (loss) /income
Revenue	£252,561	£62,719	£—	£(6,416)	£308,864
Cost of sales	(171,504)	(32,072)	—	6,416	(197,160)

Gross profit	81,057	30,647	—	—	111,704
Distribution and administrative expenses	(69,629)	(18,317)	(114)	—	(88,060)

Operating profit/(loss)	11,428	12,330	(114)	—	23,644
Finance charges, net	(33,089)	(154)	14,865	—	(18,378)

(Loss)/profit before tax	(21,661)	12,176	14,751	—	5,266
Tax charge	(598)	—	—	—	(598)

(Loss)/profit for the year	£(22,259)	£12,176	£14,751	£—	£4,668

Other comprehensive (loss)/income
Loss on cash flow hedge taken to equity	—	—	(2,787)	—	(2,787)
Transfers to consolidated statement of comprehensive (loss)/income on cash flow hedge	—	—	93	—	93

Other comprehensive loss for the year net of tax	—	—	(2,694)	—	(2,694)

Comprehensive (loss)/income for the year	£(22,259)	£12,176	£12,057	£—	£1,974

	Year Ended December 31, 2007
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of Cash Flows
Net cash provided by/(used in) operating activities	£2,415	£13,153	£(31,955)	£30,840	£14,453
Investing activities:
Interest received	3,911	644	30,936	(30,840)	4,651
Purchase of property, plant and equipment and intangible assets	(28,005)	(4,526)	—	—	(32,531)

Net cash (used in)/provided by investing activities	(24,094)	(3,882)	30,936	(30,840)	(27,880)

Financing activities:
Loans repaid by group companies, net	11,138	(7,054)	(484)	—	3,600
Proceeds from debt obligations	2,794	—	—	—	2,794
Repayment of capital element of debt obligations	(7,058)	(2,264)	—	—	(9,322)

Net cash provided by/(used in) financing activities	6,874	(9,318)	(484)	—	(2,928)

Net decrease in cash and cash equivalents	(14,805)	(47)	(1,503)	—	(16,355)
Cash and cash equivalents at the beginning of year	28,704	8,060	3,545	—	40,309

Cash and cash equivalents at the end of year	£13,899	£8,013	£2,042	£—	£23,954

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	Year Ended December 31, 2008
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of Cash Flows
Net cash provided by/(used in) operating activities	£27,320	£13,012	£(30,415)	£30,952	£40,869
Investing activities:
Interest received	3,940	432	31,018	(30,952)	4,438
Proceeds from disposal of property, plant and equipment	12	—	—	—	12
Purchase of property, plant and equipment and intangible assets	(17,873)	(3,987)	—	—	(21,860)

Net cash (used in)/provided by investing activities	(13,921)	(3,555)	31,018	(30,952)	(17,410)

Financing activities:
Loans repaid by group companies, net	2,000	(2,000)	—	—	—
Repayment of Senior secured notes	—	—	(1,158)	—	(1,158)
Proceeds from debt obligations	474	—	—	—	474
Repayment of capital element of debt obligations	(8,091)	(2,538)	—	—	(10,629)

Net cash used in financing activities	(5,617)	(4,538)	(1,158)	—	(11,313)

Net increase/(decrease) in cash and cash equivalents	7,782	4,919	(555)	—	12,146
Cash and cash equivalents at the beginning of year	13,899	8,013	2,042	—	23,954

Cash and cash equivalents at the end of year	£21,681	£12,932	£1,487	£—	£36,100

	Year ended December 31, 2009
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of Cash Flows
Net cash provided by/(used in) operating activities	£28,451	£(9,425)	£(29,847)	£29,166	£18,345
Investing activities:
Interest received	1,175	46	29,175	(29,166)	1,230
Proceeds from disposal of property, plant and equipment	58	—	—	—	58
Purchase of property, plant and equipment and intangible assets	(9,817)	(2,183)	—	—	(12,000)

Net cash (used in)/provided by investing activities	(8,584)	(2,137)	29,175	(29,166)	(10,712)

Financing activities:
Loans received from group companies, net	2,727	—	7,181	—	9,908
Repayment Senior secured notes	—	—	(7,382)	—	(7,382)
Repayment of employee taxes on share based payments	(1,047)	—	—	—	(1,047)
Proceeds from debt obligations	4,455	—	—	—	4,455
Repayment of capital element of debt obligations	(10,966)	(1,370)	—	—	(12,336)

Net cash used in financing activities	(4,831)	(1,370)	(201)	—	(6,402)

Net increase/(decrease) in cash and cash equivalents	15,036	(12,932)	(873)	—	1,231
Cash and cash equivalents at the beginning of year	21,681	12,932	1,487	—	36,100

Cash and cash equivalents at the end of year	£36,717	£—	£614	£—	£37,331

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

28.	Subsequent Events

Intercompany loan facility

On March 30, 2010, the Board of Directors of the Company agreed the terms of a $20.0 million loan from GCE, a member of the GC Group. This loan was fully drawn down on March 31, 2010.

Insurance recovery

During 2009, we uncovered a pattern of theft and misappropriation of Company funds by certain non-executive employees at two of our logistics centers in the UK. In aggregate the value we have been able to identify of the stolen or misappropriated assets totalled approximately £3.2 million. The misappropriation occurred during the period from 2003 to its discovery in 2009, after which it was stopped. The individual transactions underlying the thefts were low in value but significant in volume and resulted in costs to the Company that were previously recorded in administrative expenses in the consolidated statement of (loss)/income over this period. We are adopting appropriate measures to limit the risk of similar fraud occurring in the future. In March 2010, we received insurance proceeds of approximately £2.8 million in respect of this claim related to the misappropriation of Company funds and these proceeds will be recorded as a reduction in administrative expenses in the first quarter of 2010. The insurance proceeds represents a payment on account of our approximate loss, including investigative professional fees, less a deductible of approximately $0.5 million.

SIGNATURES

Each of the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBAL CROSSING (UK) FINANCE PLC

By:	/s/ EDWARD T HIGASE
Name:	Edward T Higase
Title:	Managing Director

GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

By:	/s/ EDWARD T HIGASE
Name:	Edward T Higase
Title:	Managing Director

Date: April 8, 2010