Form 20-F
period 2010-12-31
GLOBAL CROSSING UK TELECOMMUNICATIONS LTD; Global Crossing (UK) Finance Plc; Fibernet UK LTD; Fibernet Group LTD; Fibernet LTD
filed 2011-04-22
CIK 1269527, 1329705, 1406309, 1406310, 1406311

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

7th Floor, 10 Fleet Place, London, EC4M 7RB, United Kingdom

(Address of principal executive offices)

Bernard Keogh

Telephone: +44 (0) 845 000 1000, Facsimile: +44(0)33 0060 7250

7th Floor, 10 Fleet Place, London, EC4M 7RB, United Kingdom

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

•	“Guarantors” are to GCUK and Fibernet UK Limited. Fibernet Group Limited (formerly Fibernet Group plc) and Fibernet Limited ceased to be Guarantors in 2010;

•	“Guarantees” are to the guarantees by the Guarantors of the Notes on a senior basis;

•	“Fibernet Group” are to, collectively, Fibernet Group Limited, a company incorporated in England and Wales, and its consolidated subsidiaries from time to time;

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains certain “forward-looking statements,” as such term is defined in Section 21E of the Securities Exchange Act of 1934. These statements set forth anticipated results based on management’s plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have attempted to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will”, “could” and similar expressions in connection with any discussion of future events or future operating or financial performance or strategies or trends. Such forward-looking statements include, but are not limited to, statements regarding:

•

our services, including the development and deployment of data products and services as well as video transmission and Internet “cloud-based” services based on Internet Protocol (“IP”) and other technologies and strategies to expand our targeted customer base and broaden our sales channels and the opening and expansion of our data center and collocation services;

•	the operation of our network, including with respect to the development of IP-based services and data center and collocation services and video transmission and Internet “cloud-based” services;

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

The selected financial data as at December 31, 2006, 2007 and 2008 and for the year ended December 31, 2006 and 2007 were derived from our financial statements which are not included in this annual report on Form 20-F. The selected financial data as at December 31, 2009 and 2010 and for each of the years ended December 31, 2008, 2009 and 2010 have been derived from our consolidated financial statements and related notes thereto included elsewhere in this annual report on Form 20-F.

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

•

On December 28, 2006, proceeds from the offering were used to acquire Fibernet from GC Acquisitions, and to pay fees and expenses incurred in connection with the acquisition of Fibernet by GCUK and the offering of the Additional Notes. Upon completion of the acquisition by GCUK, Fibernet guaranteed the Additional Notes and all other obligations under the Indenture. Prior to the acquisition by GCUK, Fibernet Group transferred its German business operations to GCI, by way of a transfer of Fibernet Holdings Limited, and its wholly owned subsidiary Fibernet GmbH, to GCI, for consideration of £1 and the assumption, by GCI, of £3.6 million of debt outstanding to Fibernet. Fibernet Group Limited and Fibernet Limited were released from the guarantee and any obligations under the Indenture in December 2010. See Item 4 “Information on the Company—History and Development of the Company”.

•	Fibernet results from December 28, 2006 only are included within the following income statement data.

	Year Ended December 31,
	2006(3)	2007	2008	2009	2010
	(in thousands)
Statement of Comprehensive Income/(Loss) data
Revenue	£240,612	£296,620	£322,832	£308,864	£314,009
Cost of sales	(147,481)	(177,665)	(200,487)	(197,160)	(197,063)

Gross profit	93,131	118,955	122,345	111,704	116,946

Operating expenses:
Distribution costs	(10,385)	(15,710)	(18,361)	(19,352)	(25,187)
Administrative expenses	(53,683)	(69,468)	(75,037)	(68,708)	(62,459)
Net gain arising from acquisition of Fibernet	7,755	—	—	—	—

	(56,313)	(85,178)	(93,398)	(88,060)	(87,646)

Operating profit	36,818	33,777	28,947	23,644	29,300
Finance costs, net	(14,688)	(29,021)	(58,360)	(18,378)	(36,008)
Tax charge	(9,377)	(6,297)	(432)	(598)	(243)

Profit/(loss)	£12,753	£(1,541)	£(29,845)	£4,668	£(6,951)

Statement of Financial Position data (at period end):
Cash and cash equivalents	£40,309	£23,954	£36,100	£37,331	£49,224
Trade and other receivables(1)	59,182	66,237	56,276	58,125	49,718
Working (deficit)/capital(2)	(18,399)	618	(25,633)	(22,960)	(22,962)
Intangible assets, net	14,241	13,351	11,955	11,417	10,524
Property, plant and equipment, net	182,556	185,719	179,544	157,526	139,269
Total assets	336,877	318,933	324,866	298,307	288,020
Senior secured notes	(249,631)	(248,946)	(286,928)	(267,315)	(273,395)
Obligations under finance leases	(32,423)	(32,187)	(24,225)	(19,572)	(15,220)
Other debt obligations	(399)	(893)	(980)	(294)	(18)
Total shareholders’ deficit	(196,272)	(194,952)	(217,212)	(214,471)	(220,363)
Other data:
Depreciation and amortization	£24,551	£42,161	£44,699	£43,124	£40,409
Capital expenditures	20,435	32,531	21,860	12,000	15,693
EBITDA(4)	60,319	75,938	73,646	66,768	69,709

(1)

Trade and other receivables are due in less than one year and include operating and non-operating receivables from other Group Companies. Excluding the receivables from other Group Companies, trade and other receivables due in less than one year are £49.1 million and £46.7 million at December 31, 2009 and 2010, respectively.

(2)

Working (deficit)/capital consists of the current portion of trade and other receivables, less trade and other payables. Working (deficit)/capital includes operating and non-operating receivables and payables from other Group Companies. Excluding all receivables and payables from other Group Companies, there was a working capital deficit of £21.4 million and £21.0 million at December 31, 2009 and 2010, respectively.

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

(4)

EBITDA, calculated using IFRS financial information, consists of profit/loss for the period before tax charge, net finance costs, depreciation and amortization. Although EBITDA is not a measure of operating profit/(loss), operating performance or liquidity under IFRS, we have presented EBITDA in accordance with Section 4.17 of the Indenture governing the Senior Secured Notes. Some investors may consider EBITDA a relevant indicator of operating performance and of the ability to service indebtedness and fund on-going capital expenditures, especially in a capital intensive industry such as telecommunications. Investors should not use EBITDA as a substitute for the analysis provided in our statements of comprehensive income/(loss) or in our statements of cash flow. Our calculation of EBITDA may not be consistent with the EBITDA measures of other companies and is not consistent with GCL’s calculation of operating income before depreciation and amortization. The following table reconciles EBITDA to profit/loss:

	Year Ended December 31,
	2006(1)	2007	2008	2009	2010
Profit/(loss)	£12,753	£(1,541)	£(29,845)	£4,668	£(6,951)
Finance costs, net	14,688	29,021	58,360	18,378	36,008
Tax charge	9,377	6,297	432	598	243
Recognition of negative goodwill	(1,050)	—	—	—	—
Depreciation	19,041	31,730	32,910	32,684	31,650
Amortization	5,510	10,431	11,789	10,440	8,759

EBITDA	£60,319	£75,938	£73,646	£66,768	£69,709

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

Currency Presentation and Exchange Rate information

The following table sets forth, for the periods indicated, certain information concerning the noon buying rate in the City of New York for cable transfers in pounds sterling as certified by the Federal Reserve Board for customs purposes, or the “noon buying rate,” for pounds sterling expressed in dollars per £1.00. As of March 31, 2011, the noon buying rate for pounds sterling expressed in dollars per £1.00 was 1.6048.

	Dollars per £1.00
	2006	2007	2008	2009	2010	2011 (through March 31)
Exchange rate at end of period (Year ended December 31, except 2011)	1.959	1.961	1.462	1.617	1.539	1.605
Average exchange rate during period*	1.858	2.007	1.842	1.571	1.541	1.611
Highest exchange rate during period	1.979	2.110	2.031	1.698	1.637	1.639
Lowest exchange rate during period	1.726	1.924	1.440	1.366	1.434	1.549

*	The average of the noon buying rates for cable transfer in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each month during the applicable period (through March 31, in the case of 2011).

Month	Highest exchange rate during the month	Lowest exchange rate during the month
October 2010	1.603	1.568
November 2010	1.629	1.556
December 2010	1.588	1.536
January 2011	1.604	1.549
February 2011	1.625	1.599
March 2011	1.639	1.598

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The announcement and pendency of the Amalgamation could adversely impact us.

On April 10, 2011, our parent entered into an Agreement and Plan of Amalgamation (the “Plan of Amalgamation”) with Level 3 Communications, Inc., a Delaware corporation (“Level 3”), and Apollo Amalgamation Sub, Ltd., a Bermuda company and wholly-owned subsidiary of Level 3 (“Amalgamation Sub”), pursuant to which our parent and Amalgamation Sub will be amalgamated under Bermuda law with the surviving amalgamated company continuing as a subsidiary of Level 3 (the “Amalgamation”). The Plan of Amalgamation requires us to operate our business in the ordinary course pending consummation of the Amalgamation, and it restricts us, subject to certain limited exceptions, from engaging in certain actions without Level 3’s consent. Actions that may require Level 3’s consent include, but are not limited to, incurrence of new indebtedness, capital expenditures, loans, acquisitions, and the repurchase of shares of our parent’s common stock. Such restrictions could be in place for an extended period of time if the Amalgamation is delayed and could adversely impact our financial condition, results of operations or cash flows. These restrictions may prevent us from pursuing attractive business opportunities that may arise prior to the completion of the Amalgamation with Level 3 that may be favorable to us and our parent’s stockholders.

Some of our customers may delay, reduce or even cease making purchases from us until they determine whether the Amalgamation will affect our products or services, including, but not limited to, pricing, performance and support. Current and prospective customers may give greater priority to products of our competitors because of uncertainty about our ability to meet their needs. This could negatively impact our revenues, earnings and cash flows regardless of whether the Amalgamation is completed.

The announcement and pendency of the proposed Amalgamation could cause disruptions in our business in that current and prospective employees of the Company may experience uncertainty about their future roles with Level 3, which might adversely affect our ability to retain key personnel and attract new personnel. Key employees may depart either before or after the Amalgamation because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Level 3 following the Amalgamation. The pendency of the Amalgamation could divert the time and attention of our management and key personnel from our ongoing business operations and other opportunities that could have been beneficial to the Company. These disruptions may increase over time until the closing of the Amalgamation.

Our Amalgamation with Level 3 may be delayed or not occur at all, and the failure to complete the Amalgamation could negatively affect us.

There can be no assurance that the Amalgamation will occur, or will occur on the timetable contemplated, as a result of a variety of factors, including the failure to obtain shareholder or any required regulatory approval, litigation relating to the Amalgamation, the failure of Level 3 to obtain the requisite financing to consummate the Amalgamation, or the failure of one or more of the closing conditions set forth in the Plan of Amalgamation. If the Amalgamation is not consummated, the share price of our parent’s common stock will change to the extent that the current market price of our parent’s common stock reflects an assumption that the Amalgamation will be completed. A failed Amalgamation may result in negative publicity and a negative impression of us and our parent in the investment community. Further, any disruptions to our business resulting from the announcement and pendency of the Amalgamation, including any adverse changes in our relationships with our customers, partners and employees, could continue or accelerate in the event of a failed Amalgamation.

Risks Related to Liquidity and Financial Resources

We face a number of risks related to current global economic conditions and the tightening in the global credit markets.

The global economy and capital and credit markets have experienced exceptional turmoil and upheaval in recent years. Ongoing concerns about volatile energy costs, volatile foreign currency markets, sovereign debt levels and associated default risk, austerity measures in certain European and other countries, geopolitical issues, the availability, cost and terms of credit, consumer and business confidence, substantially increased unemployment and adverse conditions in the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for both established and emerging economies, including those in which we operate. The availability, cost and terms of credit have also been and may continue to be adversely affected by illiquid markets and wider credit spreads. While there have been signs of stability during the second half of 2010, in the event of renewed financial turmoil affecting the banking system and financial markets, additional consolidation of the financial services industry, or significant financial service institution failures, there could be a new or incremental tightening in the credit markets, low liquidity, and extreme volatility in fixed income, credit, currency, and equity markets. Turbulence in the US and international markets and economies and declines in business and consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing debt instruments and to access the capital markets and obtain capital lease and similar financing to meet liquidity needs.

Our substantial indebtedness may have adverse consequences for our business.

As of December 31, 2010, we had indebtedness of £293.3 million. We are required to use a significant portion of our cash flows to make principal and interest payments on this debt. These cash flows are therefore not available for operations or to fund potential investments. Moreover, our substantial debt may make it more difficult for us to obtain additional financing for investments and working capital. In addition, many of our competitors have lower relative levels of indebtedness, which places us at a competitive disadvantage.

We may not be able to repay our existing indebtedness with cash flows from operations.

With regard to our major debt instruments, the remaining £278.0 million outstanding principal amount of Senior Secured Notes matures in 2014. We do not expect to generate sufficient cash flows from operations to repay all of these debt instruments at maturity. Therefore, we are dependent on access to the capital markets to meet our liquidity requirements. Such access will depend on market conditions and our credit profile at the relevant time(s). We cannot be certain of our ability to refinance our debt or raise additional capital on acceptable terms or at all.

We may not be able to achieve anticipated economies of scale.

We expect that economies of scale will allow us to increase revenues while incurring incremental costs that are proportionately lower than those applicable to our existing business. If the increased costs required to support our revenue growth turn out to be greater than anticipated, we may be unable to improve our profitability and/or cash flows even if revenue growth goals are achieved. Adverse conditions in the UK and world economies could temper our growth. In addition, improvements in our cost structure in the short term become more difficult as the amount of potential savings decreases due to the success of past savings initiatives.

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

Access vendors could force us to accelerate or increase payments to them, which would adversely impact our working capital and liquidity

Cost of access represents our single largest expense and gives rise to material current liabilities. We actively manage our working capital through careful attention to our receivables and payables. In the past, certain telecommunications carriers from which we purchase access services demanded that we pay for access services on a more timely basis, which resulted in increased demands on our liquidity. If such demands were to continue to a greater degree than anticipated, our liquidity requirements would be adversely affected. Similarly, if our access vendors were to increase significantly the amount they charge to us, such increases would adversely affect our cash flows.

The covenants in the Indenture limit, and future debt instruments may limit, our financial and operational flexibility

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

A significant portion of our assets have been pledged to secure our indebtedness under the Indenture and under certain lease facilities secured by the assets being leased (the “Capital Lease Facilities”). A failure to comply with the covenants contained in the Indenture or the Capital Lease Facilities could result in an event of default, which, if not cured or waived, could result in an acceleration of such debts. If the indebtedness under the Indenture were to be accelerated, we would have to raise funds from alternative sources, which may not be available on favorable terms, on a timely basis or at all. This could have a material adverse effect on our business, results of operations and financial condition. If indebtedness under a Capital Lease Facility were to be accelerated, it would have an adverse effect on our working capital.

For a further discussion of these issues and our indebtedness, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness”.

Risks related to our operations

Our pension plans may require additional funding and negatively impact our cash flows

Certain of our employees are covered by our defined benefit pension plans. These plans were closed to new employees on December 31, 1999. Our pension expense and required contributions to our pension plans are directly affected by the value of plan assets, the projected rate of return on plan assets, the actual rate of return on plan assets and the actuarial assumptions we use to measure the defined benefit pension plan obligations. As of December 31, 2010, the projected benefit obligation under our pension plans was approximately £43.9 million and the value of plan assets was approximately £41.9 million, resulting in our pension plans being underfunded by approximately £1.9 million, of which £1.7 million is attributable to participants of the plans and is therefore not a liability of ours. A £2.5 million net loss, together with a £3.8 million prior service cost remains unrecognized. If plan assets perform below expectations, future pension expense and funding obligations will increase, which would have a negative impact on our cash flows from operations, decrease borrowing capacity and increase interest expense.

Austerity measures announced by governments may negatively impact our revenue

The UK Government have announced austerity measures aimed at reducing costs in a wide range of areas, including telecommunications. The implementation of pricing actions and the reduction of spending by governmental entities could have a negative effect on our future revenue performance.

We are subject to several unpredictable factors that may adversely impact our results of operations

Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control. Some of the primary factors that may affect our results of operations include the following:

•	changes in pricing policies or the pricing policies of our competitors;

•	general economic conditions as well as those specific to our industry;

•	demand for our higher margin services;

•	our success in renewing significant long-term customer contracts on favorable terms as such contracts come up for renewal;

•	changes in regulations and regulatory rulings or interpretations;

•	changes in tax law or policy; and

•	resolution of contingent liabilities.

A delay in generating revenue or the timing of recognizing revenue and expenses could cause significant variations in our operating results from quarter to quarter. Results in future quarters may be below analysts’ and investors’ expectations, as well as our own forecasts.

Our rights to the use of the fiber that make up our network may be affected by the financial stability of our fiber providers

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

We may not be able to continue to connect our network to incumbent carriers’ networks or maintain Internet peering arrangements on favorable terms

We must be party to interconnection agreements with incumbent and competitive carriers in order to connect our customers to the public switched telephone network (“PSTN”). If we are unable to renegotiate or maintain interconnection agreements in all of our markets on favorable terms, it could adversely affect our ability to provide services in the affected markets. Although certain rights to interconnect with other networks are subject to legal and regulatory protection, new IP-based networking technologies are becoming more generally adopted within the industry and new commercial and charging models are being developed for interworking between these networks. The extent to which such new models may affect our business is currently uncertain. Peering agreements with other Internet Service Providers allow us to access the Internet and exchange traffic with these providers. Depending on the relative size of carriers involved, these exchanges may be made without settlement charge. Recently, many Internet Service Providers that previously offered peering have reduced or eliminated peering relationships or are establishing new, more restrictive criteria for peering and an increasing number of these network operators are seeking to impose charges for transit. Increases in costs associated with limitations on Internet and exchange transit could have a material adverse effect on our margins for our products that require Internet access. We may not be able to renegotiate or maintain peering arrangements on favorable terms, which would impair our growth and performance.

It is expensive and difficult to switch new customers to our network, and lack of cooperation of incumbent carriers can slow the new customer connection process

It is expensive and difficult for us to switch a new customer to our network because we require cooperation from the incumbent carrier in instances where there is no direct connection between the customer and our network, which can complicate and add to the time and expense that it takes to provision a new customer’s service.

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

The operation, administration, maintenance and repair of our systems require significant expenses and are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design life

Our telecommunications systems, and those of our parent, are subject to the risks inherent in large-scale, complex fiber-optic telecommunications systems including (i) equipment breakdowns; (ii) service interruptions; (iii) power outages; (iv) software defects; (v) security breaches; (vi) physical damage to access lines and equipment; and (vii) natural disasters. The operation, administration, maintenance and repair of these systems require the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment located throughout the world and require significant operating and capital expenses. Our systems may not continue to function as expected in a cost-effective manner. For example, as our network elements become obsolete or reach their design life capacity, our operating and capital expenses could significantly increase depending on the nature and extent of repairs or replacements. The failure of the hardware or software to function as required could render a cable system unable to perform at design specifications or at all, which could have a material adverse impact on our business, results of operations and financial condition.

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

The failure of our operations support systems (“OSS”) to perform as we expect could impair our ability to retain customers and obtain new customers, or provision their services, or result in increased capital expenditures

Our business depends on our ability to continue to develop effective business support systems. This is a complicated undertaking requiring significant resources and expertise and support from third-party vendors. We need business support systems for:

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

Recent capital expenditure levels may not be sustainable

While capital expenditures have remained relatively stable in recent years, such levels may not be sustainable in the future, particularly as our business continues to grow. Our ability to fund future capital expenditures may be limited by our ability to generate sufficient cash flow, including raising any necessary financings, which could prove to be difficult if conditions in the credit markets continue or deteriorate.

Intellectual property and proprietary rights of others could prevent us from using necessary technology

While we do not believe that there exists any technology patented by others, or other intellectual property owned by others, that is necessary for us to provide our services and that is not now subject to a license allowing us to use it, from time to time we receive claims from third parties in this regard and there can be no assurances as to our ability to defend against those claims successfully. If such intellectual property is owned by others and not licensed by us, we would have to negotiate a license for the use of that intellectual property. We may not be able to negotiate such a license at a price that is acceptable or at all. This could force us to cease offering products and services incorporating such intellectual property, thereby adversely affecting our business, results of operations and financial condition.

We are subject to the UK Bribery Act 2010 (the “Bribery Act”) and the US Foreign Corrupt Practices Act (the “FCPA”) and other anticorruption laws, and our failure to comply therewith could result in penalties which could harm our reputation and have a material adverse effect on our business, results of operations and financial condition

We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. Although we have policies and procedures designed to ensure that we, our employees and agents comply with the FCPA and other anticorruption laws, there can be no assurance that such policies or procedures will work effectively all of the time or protect us against liability for actions taken by our agents, employees and intermediaries with respect to our business or any businesses that we acquire. If we are not in compliance with the FCPA and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Any investigation of any potential violations of the FCPA or other anticorruption laws by US or foreign authorities could have an adverse impact on our business, financial condition and results of operations.

The Bribery Act, which will come into force in 2011, will reform the UK law in relation to bribery. As well as containing provisions concerning bribery of public officials, the Bribery Act introduces a new criminal offence of failing to prevent bribery by relevant commercial organizations. This offense applies when any person associated with the organization offers or accepts bribery anywhere in the world intending to obtain or retain a business advantage for the organization or in the conduct of business. The Bribery Act has wide ranging implications, however, it should be noted that it also has a wide-ranging extra-territorial effect. The Bribery Act is broader in scope than the FCPA in that it directly addresses commercial bribery in addition to bribery of government officials and it does not recognize certain exceptions, notably facilitation payments that are permitted by the FCPA.

We are exposed to significant currency exchange rate risks and our net loss may suffer due to currency translations

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

In addition, where we issue invoices for our services in currencies other than pounds sterling, our net loss may suffer due to currency translations in the event that such currencies depreciate relative to pounds sterling and we cannot or do not elect to enter into currency hedging arrangements in respect of those revenues. Declines in the value of foreign currencies relative to pounds sterling could adversely affect our ability to market our services to customers whose revenue is denominated in those currencies.

Many of our most important government customers have the right to terminate their contracts with us if a change of control occurs or to reduce the services they purchase from us

Various agencies of the UK Government together represented approximately 50.4%, 48.3% and 45.6% of our revenues in 2010, 2009 and 2008, respectively. Many of our government contracts contain broad change of control provisions that permit the customer to terminate the contract in the event that we undergo a change of control. A termination in many instances gives rise to other rights of the government customer, including, in some cases, the right to purchase some of our assets used in servicing those contracts. Some change of control provisions may be triggered when any lender (other than a bank lender in the normal course of business) or a noteholder or a group of noteholders would have the right to control us or the majority of our assets upon any event, including upon bankruptcy. If our noteholders have the right to control us or the majority of our assets upon such event, it could be deemed to be a change of control. Similarly, if ST Telemedia’s ownership interest in Global Crossing falls below certain levels, it could be deemed to be an indirect change of control of us. In addition, most of our government contracts do not include significant minimum usage guarantees. Thus the applicable customers could simply choose not to use our services and move to another telecommunications provider. If any of our significant government contracts were terminated as a result of a change of control, we could experience a material and adverse effect on our business, results of operations and financial condition.

Our dependence on a number of key personnel

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

Our revenue is concentrated in a limited number of customers

A significant portion of our revenue comes from a limited number of customers. For example, 49.8% (2009: 48.7%) of our revenue for the year ended December 31, 2010 came from our ten top customers. The public sector generated 50.4% (2009: 48.3%) of our revenue for the year ended December 31, 2010.

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

One of GCUK’s principal customer relationships is with the UK Foreign and Commonwealth Office (“FCO”), to whom GCUK provides an international telecommunications network known as the FTN. GCUK’s contract to provide the FTN expired in May 2010. GCUK has entered into transition arrangements in respect of the FCO’s migration to a network to be provided by a competitor as the replacement for the FTN. We estimate our 2011 revenue to be adversely impacted by between £6.0 million to £10.0 million. In addition, we continue to pursue other ordinary course commercial opportunities with the FCO.

The absence of firm commitments to purchase minimum levels of revenue or services in the majority of our customer contracts

With few exceptions, our contracts with our customers do not provide for committed minimum revenues or service usage thresholds. Thus, the applicable customers could simply choose not to use our services and move to another telecommunications provider. Moreover, many of our contracts contain benchmarking or similar provisions permitting or requiring the periodic renegotiation or adjustment of prices for our services based upon, among other things, changes in market prices within the industry. Accordingly, we can give no assurance that, even with respect to customer contracts of significant duration, we will be able to maintain per-unit pricing or overall revenue streams at current levels. If the applicable customers of any of our significant contracts were to significantly reduce the services that they purchase under these contracts, or if unit pricing declines and we are unable to sell additional services to such customers or services to new customers, or commensurately reduce costs, there could be a material adverse effect on our business, results of operations and financial condition.

We rely on a limited number of third party suppliers

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

The lease to us by Network Rail (which owns the UK’s railway infrastructure) of fiber optic cable and ancillary equipment and our capacity purchase agreement with them which enables our use of the copper cable and private automatic branch exchange equipment (“PABXs”) which we use to deliver managed voice services to the train operating companies (“TOCs”), comprise a key set of contractual documents in our relationship with Network Rail. The deed of grant is a related agreement that gives us wayleave rights until at least 2046 that permit us to maintain existing leased and owned fiber and network equipment and to lay new fiber and install new equipment, subject to specified payments to Network Rail. If we become insolvent, Network Rail becomes entitled, but not obligated, with certain exceptions, to terminate the lease, the capacity purchase agreement and the related deed of grant described above. Certain of our other customer contracts, including many of our government contracts, contain clauses entitling the counterparty to terminate should we become insolvent. Some of these contracts contain similar termination provisions that would apply if a direct or indirect parent company of us, including GCL, becomes insolvent. The loss of rights under the lease with Network Rail, the deed of grant, the capacity purchase agreement or any of the significant customer contracts containing similar termination provisions could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Competition and Our Industry

We face significant competition in the marketplace

In the enterprise and carrier data and voice channels, we compete chiefly with various divisions of BT, Cable & Wireless (“C&W”), TalkTalk Business (previously Opal), Verizon and Virgin Media, which, on a combined basis, have a majority of the market share for these services. Concerning the government and rail sectors in particular, our principal competitors are BT and C&W. Other competitors include COLT and Virgin Media. Depending on the type of customer, we will compete on the basis of level of service, quality of technology and price. Our network reach, which includes not only the ability to connect with customers but also the ability to decrease the distance between enterprise entities and their point of interconnection with our network, is also a significant factor that determines our ability to compete for customers in the enterprise sector. The level of competition we face could lead to a reduction in our revenues and margins as well as other material adverse effects on our business, operations and financial condition.

The prices that we charge for our services have been decreasing, and we expect that such decreases will continue over time

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

Technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices

New and relatively new technologies, such as Voice over Internet Protocol (“VoIP”), and regulatory changes are blurring the distinctions between traditional and emerging telecommunications markets. As a result, a competitor in any of our business areas is potentially a competitor in our other business areas.

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

In the UK, the Government launched a plan in December 2010 aiming to ensure that every community will have access to “superfast broadband” services by 2015. Ofcom is currently considering the regulation of access to passive infrastructure such as ducts and poles and the terms under which interconnection of networks at the IP layer should be regulated to best achieve the Government’s policy objective. Each of Ofcom’s initiatives and others may impact our business but, at this time, it is not possible to predict the future effect on market conditions or investment returns. Individual and collective regulatory decisions could have negative effects on our business, which could materially and adversely affect our results of operations and financial condition.

Many of our competitors have superior resources, which could place us at a cost and price disadvantage

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

Failure to develop and introduce new services could affect our ability to compete in the industry

We continuously develop, test and introduce new communications services that are delivered over our communications network. These new services are intended to allow us to address new segments of the communications marketplace and to compete for additional customers. In certain instances, the introduction of new services requires the successful development of new technology. To the extent that upgrades of existing technology are required for the introduction of new services, the success of these upgrades may be dependent on reaching mutually acceptable terms with vendors and on vendors meeting their obligations in a timely manner.

In addition, new service offerings may not be widely accepted by our customers. If our new service offerings are not widely accepted, we may terminate those service offerings and we may be required to impair any assets or technology used to develop or offer those services. If we are not able to successfully complete the development and introduction of new services in a timely manner, our business, results of operations and financial condition could be materially adversely affected.

Our selection of technology could prove to be incorrect, ineffective or unacceptably costly, which would limit our ability to compete effectively

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

UK regulations require us to maintain a number of licenses and permits, the loss of any of which could affect our ability to conduct our business

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

Terrorist attacks and other acts of violence or war may adversely affect the financial markets and our business and operations

Significant terrorist attacks against the UK, the US or other countries in which we or other Group Companies]operate are possible. It is possible that our physical facilities or network control systems could be the target of such attacks or that such attacks could impact other telecommunications companies or infrastructure or the Internet in a manner that disrupts our operations. Terrorist attacks (or threats of attack) also could lead to volatility or illiquidity in world financial markets and could otherwise adversely affect the economy. These events could adversely affect our business and our ability to obtain financing on favorable terms. In addition, it is becoming increasingly difficult and expensive to obtain adequate insurance for losses due to terrorist attacks. Uninsured losses as a result of such attacks could have a material adverse effect on our business, results of operations and financial condition.

Other Risks

Our real estate restructuring reserve represents a material liability, the calculation of which involves significant estimation

As of December 31, 2010, our real estate restructuring aggregated £20.5 million of continuing building lease obligations and broker commissions, offset by offset by anticipated receipts from existing and future third-party subleases. As at December 31, 2010, anticipated third-party sublease receipts were £17.4 million representing £15.1 million from subleases already entered into and £2.3 million from subleases projected to be entered into in the future. Although we believe these estimates to be reasonable, actual sublease receipts could turn out to be materially less than we have estimated, in which case our business, results of operations and financial condition could be materially adversely affected.

The influence of our parent, actions our parent takes, or actions we are obliged to take as a result of our parent’s actions, together with the interests of certain of our directors due to ownership of, or options to purchase, our parent’s stock, may conflict with our interests

Our parent company indirectly owns 100% of our share capital. Because our parent’s interests may differ from ours, actions our parent takes as a stockholder with respect to us may not be favorable to us or to holders of our Notes. Although we put into place upon the closing of the offering of the Initial Notes operational agreements to address the relationship between us and our parent, we remain dependent on our parent’s decisions regarding corporate strategies, its financial performance and other factors which may affect our parent as our sole stockholder. Also, the interests of our parent’s controlling stockholder, STT, may differ from ours. STT might impose certain strategic and other decisions on us through their control of our parent. We can offer no assurance that the interests of our parent or STT will not conflict with the interests of the holders of our Notes regarding these matters.

In addition to our operational agreements, our parent company can influence what we do with available cash flow. For example, during 2003 and 2004, we periodically upstreamed a portion of our cash on hand and operating cash flow to our parent company and its affiliates to repay loans. Although we did not upstream any cash in 2005, in 2006 we upstreamed US$80.8 million via intercompany loans, US$30.4 million of which were repaid in 2006. A further US$5.0 million was upstreamed and repaid in 2007. We have not upstreamed any cash since that time. It is possible that our parent company may use us as a source of funding, subject to the terms of the Indenture and applicable restrictions under English law, and that we will continue to upstream available cash to fund our parent’s and its subsidiaries’ operations. The terms of the Indenture permit certain upstream payments including, subject to certain restrictions, upstreaming up to 50% of our Operating Cash Flow, as defined in the Indenture.

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

Our business may be disrupted due to the sharing of corporate and operational services with our parent

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

If our future cash flows from operations are insufficient to pay our debt obligations or to fund other liquidity needs, we may be forced to sell assets or attempt to restructure or refinance our existing indebtedness. We may also be required to raise additional debt or equity financing in amounts that could be substantial. We cannot assure our holders of the Notes that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including principal, interest and other amounts due in respect of the Notes. Nor can we assure holders of our Notes that we will generate sufficient cash flow to fund our other liquidity needs. We may need to refinance all or a portion of its debt, including the Notes, on or before maturity, and our ability to refinance such debt is generally dependent upon the availability and cost of credit. A disruption in the capital markets, such as the type of disruption that emerged in Europe and the United States during 2008,could limit our ability to obtain credit at a reasonable cost. We cannot assure holders of the Notes that we will be able to refinance any of our debt, including the Notes, on commercially reasonable terms if at all.

The holders of the Notes should not rely upon funds from our parent company or its affiliates to service obligations under the Notes.

We have historically served, and in the future may serve, as a source of funding for our parent company and its affiliates. Prior to 2003, we incurred substantial amounts of intercompany indebtedness owed to our parent company and its affiliates. Since the second quarter of 2003, we have periodically made repayments on this indebtedness from our positive cash flow. Moreover, we upstreamed substantially all of the net proceeds of the offering of the Initial Notes on December 20, 2004, through repayment of debt or otherwise, to our parent company and its subsidiaries with the result that as at December 31, 2004 we had a zero intercompany balance. As of December 31, 2009 there were loans due from affiliates of £31.3 million, comprising a US$50.4 million loan due from GCE. As of December 31, 2010 there were loans due from affiliates of £32.7 million, comprising a US$50.4 million loan due from GCE. See note 24 “related party transactions” within the accompanying consolidated financial statements for the year ended December 31, 2010 included elsewhere in this annual report on Form 20-F.

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

Corporate Information

GCUK was incorporated on April 25, 1990 as a limited company under the laws of England and Wales. Our wholly subsidiaries are, GC Finance (incorporated October 22, 2004), Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited.

The address of our registered office, together with that of our wholly owned subsidiaries, is 7th Floor, 10 Fleet Place, London, EC4M 7RB, United Kingdom and our telephone number is +44 330 060 7080.

Significant Developments

In December 2006, we acquired Fibernet which, as a provider of specialist telecommunications services in the UK, had previously been a competitor of ours, as well as one of our largest carrier customers. During 2007 we completed the integration of Fibernet into our business and with effect from close of business on December 31, 2009, GCUK agreed to purchase the business, trade, assets and liabilities of its subsidiaries Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited for a purchase price equal to the net asset value transferred. The purchase price will remain outstanding as a non-interest bearing loan with no fixed repayment date. This agreement was entered into in order to facilitate an intra group reorganization and corporate simplification exercise.

As part of this exercise, Fibernet Group Limited and Fibernet Limited were released from the Guarantee and the Debenture (as discussed in Item 10.C. “Additional Information-Material Contracts-Debenture”) in December 2010 pursuant to the provisions of the Indenture allowing such a release and are currently being struck off the UK Register of Companies; we anticipate the striking off process to be completed by the end of 2011. Fibernet UK Limited has not been released from the Guarantee and the debenture and remains subject to the security interests created by the debenture.

On April 10, 2011, our parent entered into an Agreement and Plan of Amalgamation (the “Plan of Amalgamation”) with Level 3 Communications, Inc., a Delaware corporation (“Level 3”), and Apollo Amalgamation Sub, Ltd., a Bermuda company and wholly-owned subsidiary of Level 3 (“Amalgamation Sub”), pursuant to which our parent and Amalgamation Sub will be amalgamated under Bermuda law with the surviving amalgamated company continuing as a subsidiary of Level 3 (the “Amalgamation”). Under the terms and subject to the conditions of the Plan of Amalgamation, each share of capital stock of our parent will be converted into 16 shares of common stock of Level 3 (and, in the case of our parent’s preferred shares, the right to receive accrued and unpaid dividends thereon). The Plan of Amalgamation contains customary representations and warranties and covenants, and is subject to certain closing conditions including receipt of certain regulatory and governmental approvals. The consummation of the Amalgamation would constitute a “Change of Control” under and as defined in the indenture for the Senior Secured Notes. Pursuant to Section 4.09 of the Indenture, within 30 days following any Change of Control, we are required to commence an offer to purchase all of the then outstanding Senior Secured Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest, if any, thereon to the date of purchase.

B.	Business Overview

Business Strategy

For 2011, we have defined the following operational initiatives which we believe will grow both revenue and profitability:

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

•

Continue to aggressively manage costs and improve margins. We will continue to improve our cost structure by aggressively managing operating and third party access costs. This will be done by network optimization, infrastructure improvements, customer migrations, and other traditional means such as revenue assurance and access cost optimization. We work closely with our largest supplier (BT) to provide last mile connectivity to our customer base by interconnecting our networks at a physical level to obtain products at a wholesale cost level and reduce the cost of purchase of retail products through appropriate discount schemes. Models developed by our specialists allow us to routinely validate invoiced circuits against tariffs and to identify circuits which are sub-optimally routed. Past participation in regulatory driven product enhancements (wholesale circuits) have resulted in considerable savings and we continue to implement other recently introduced products, such as wholesale line rental and wholesale Ethernet services. We also continue to manage expenditures on discretionary items and control payroll costs by limiting salary increases and reducing other discretionary sales, general and administrative expenses.

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

Services Offered

We are a leading UK communications solutions provider offering a suite of IP and telecommunications services. We are an indirect, wholly-owned subsidiary of, and the principal UK telecommunications business of Global Crossing. We have a strong and established enterprise customer base, including over 100 UK government departments, information technology systems integrators, rail sector customers and major corporate clients, to whom we provide tailored services. These enterprise customers represented 78.2% of our revenue for the year ended December 31, 2010. We also provide services to our carrier customers, who are typically national and international communications service providers, including mobile network operator customers.

Our services include transport and infrastructure, switched data services, data center services, voice services, collaboration services and video transport services. These services are built around a streamlined global service delivery model intended to provide outstanding customer service, including prompt and accurate provisioning and billing. Our uCommand® Web-based network management tool allows customers to securely monitor their voice and data services, create utilization reports, reroute traffic, order new services, create and track trouble tickets and perform online bill payment.

Product and Service Offerings

The following is a brief description of our key services, broken down into product categories of Transport and Infrastructure, Switched Data Services, Voice Services, Collaboration Services, Data Center and Hosting, and Media Transport Services. These product lines reflect the scope of value-added services we provide to our customers.

Transport and Infrastructure

We offer a comprehensive portfolio of transport and infrastructure services to both enterprise and carrier customers including the following.

•	International Private Line Service and Wavelength Services provide secure point-to-point digital connectivity. These services are available between any two points of presence (“PoPs”) on our network,

enabling customers to build private networks that carry business-critical applications at a wide range of speeds, including 2.5 Gbps and 10 Gbps. We form part of our parent companies Metropolitan Access Network Service which brings our groups worldwide network capabilities to customer’s premises in more than 50 major metropolitan markets across North America, Europe, the UK and South America.

•

EtherSphere™ ( Ethernet WAN IP) Service is a multipoint to multipoint, point to point, and point to multipoint service of up to 10 gigabits per second (“Gbps”) with six classes of service. The EtherSphere Service provides Virtual Connections using Ethernet over our global Multi Prototype Label Switching (“MPLS”) network at designated speeds, enabling the transport of voice, data, multimedia and collaboration applications between two or more locations.

Switched Data Services

We offer a full portfolio of IP services to enterprises and carriers, including converged IP services which use a single access connection to manage and deliver voice, video, data and multimedia over a virtual private network (“VPN”).

Our feature-rich IP VPN Service provides a single access connection to manage and deliver voice, video, data and multimedia over a VPN with service level agreements for latency, packet delivery, jitter and availability. IP VPN customers can also take advantage of our application performance management services, which give customers visibility into the applications running on their networks, providing a single point of contact, customer care, billing and accountability.

We also provide a specialized UK Government IP VPN, which combines a managed connectivity platform, equipment, circuits and services to support the interconnection among UK Government Ethernet local area networks. Our remote access services allow us to extend the reach of our wide area networks for multiple users via remote access through global dial, WiFi and broadband Internet access while providing end point security policy management. Our IP services also include dedicated Internet access, which provides always-on, direct high-speed connectivity to the Internet at a wide range of speeds with connectivity to worldwide domains and peering locations in Europe, the US, Latin America, and Asia through our parent companies network.

Our managed services include pre-sales engineering and customer premises equipment design, equipment procurement, provisioning and installation, and network monitoring and management. Managed Security Services include Firewall, Intrusion Detection, Intrusion Prevention and Network Security Scanning and Analysis providing customers with the expertise and vigilance required to maintain the security of networks connected to the public Internet.

We continue to support a small base of customers for Frame Relay and Asynchronous Transfer Mode (“ATM”) Services. Frame Relay provides a reliable data transport network for connecting customer locations requiring partial mesh and hub-and-spoke network applications. ATM service connects customer locations while providing multiple classes of service supporting multiple data applications with diverse requirements for network transport, prioritization and performance.

Voice Services

We offer a complete suite of VoIP, hosted IP telephony and traditional voice services. Our VoIP solutions are offered in a managed or non-managed environment, to meet the calling needs of our customers. Our dedicated voice services feature end-to-end service level agreements that can apply globally and guarantee service availability along our network as well as through local access circuits. The service level agreements support three key areas: end-to-end network availability, guaranteed time of installation and mean time to restore.

Our voice services include the following:

•

VoIP services: We offer a complete VoIP services portfolio replicating the full functionality of our traditional Time Divisioning Multiplexing (“TDM”) portfolio, which includes inbound, outbound, and on-net calling solutions. With our suite of VoIP services, a customer is able to receive inbound calls from the PSTN and send calls to the PSTN or to manage a short-code dial plan for calls between sites. Key features include VoIP Reading Access®, which provides IP access to our reservation-less audio conferencing service, VoIP Community Peering, which provides true IP-to-IP call flows for VoIP Outbound calls terminating in Global Crossing VoIP Local Services™ local numbers, and VoIP Integrity Service which enables customers to monitor and manage their VoIP applications through our suite of Application Performance Management tools.

•

Hosted IP telephony: This provides customers with IP telephony services that use software-enables switching managed from the core of our network. Hosted IP telephony is the first product under our Unified Communications suite and provides a platform on which future products will deliver integrated communications, presence and collaboration services.

•

Traditional voice services: Our traditional voice services provide the ability to place in-country, long distance, and international calls via traditional TDM-based connections using both our own voice transmission network and the PSTN networks of other operators via a collection of domestic and international carrier interconnections.

•

Railnet Railnet is a fully managed voice service provided to the UK Rail Industry over our core network and offers enhanced telephony, voicemail and reporting. Users are offered a range of handsets, headsets, and classes of service.

Collaboration Services

We offer a comprehensive suite of audio, web and video collaboration services, which include the following services:

Audio Conferencing: Ready-Access® is our on-demand/reservationless audio conferencing service, providing toll free access in key business markets worldwide. Event Call provides highly reliable, operator assisted, full-service conference calls. Participants can access this service by dialing in on either a toll or a toll-free number, or by being dialed out to by an operator. This service is suitable for as few as three or up to thousands of participants. Enhanced service options include PostView® conference playback, taping/transcription service, translation services and on-line participant lists.

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

Videoconferencing Services: These services provide video over IP and Integrated Services Digital Network (“ISDN”) platforms, using multipoint bridging to connect multiple sites. Our iVideoconferencingSM offering sends ISDN calls onto our IP network, minimizing dependence on international ISDN lines for superior quality, reliability and cost savings. Enhanced options available with our videoconferencing services include scheduling, recording and hybrid meetings that combine our audio and video services.

Data Center Services

We also offer enterprise and carrier customers a set of data center and collocation services.

•

Data Center Services: The Global Crossing group operate 17 data center facilities in Latin America, Europe and the US that offer hosting services together with our broadband services and advanced value added solutions. These facilities offer a complete set of data center services ranging from housing and hosting, to more complex managed solutions, including disaster recovery, applications management, business continuity, and security services in order to manage mission critical applications.

•

Collocation Services: These allow for the placement of customer equipment within certain Global Crossing PoPs in order to interconnect with our IP network or fiber-optic backbone. Collocation delivers improved provisioning speed, stability and security for critical network requirements.

Customers

We have an established enterprise customer base of over 500 customers, including more than 100 UK government departments, information technology systems integrators, rail transport agencies and medium to large corporate clients across various industry segments. We also have carrier customers who are typically national and international telecommunications providers, including mobile network operators. Revenue from our enterprise customers and carrier customers represented 78.2 % and 21.7 % of our total revenue, respectively, for the year ended December 31, 2010. Revenue from government departments, a component of enterprise revenue, represented 50.4 % of total revenue for the year ended December 31, 2010. We typically enter into multi-year service contracts with our enterprise customers and provide them with a range of services tailored to their specific requirements. Revenue from enterprise customers with whom we have multi-year contractual relationships represented 73.3 % of our total revenue for the year ended December 31, 2010.

Enterprise Customers

Since November 1999, we have derived the majority of our enterprise revenue from UK government departments and rail transport agencies. Over time, we have expanded many existing government customer relationships, such as the provision of services during their technology refreshes and capacity upgrades, and have developed many new customer relationships. During 2010, we entered into 1,419 new enterprise customers contracts including 45 with 32 new enterprise customers. Our enterprise revenue was £257.6 million, £236.7 million and £245.4 million for the years ended December 31, 2008, 2009 and 2010, respectively. Our enterprise customers are typically large organizations with significant annual telecommunications budgets, which, along with the long-term nature of the contracts, have historically provided us with significant recurring revenue. Certain of our principal customer relationships include: British Council; Crown Prosecution Service; HP Enterprise Services (HM Prisons and the Royal Air Force); Cap Gemini (Her Majesty’s Revenue and Customs); Lockheed Martin; Logica; Network Rail; and Buying Solutions (Managed Telecom Service).

The table below sets forth information regarding our enterprise revenue concentration. These amounts represent revenue for the periods indicated.

	Year Ended December 31,
	2008	2009	2010
	(in millions)
Enterprise revenue from Top 20 Customers(1)	£199.0	£175.9	£178.5
Other Enterprise Revenue(1)	58.6	60.8	66.9

Total Enterprise Revenue(1)	£257.6	£236.7	£245.4

(1)	Revenue in this table is based on historical information and does not necessarily indicate future revenue-generating capability.

Carrier Customers

We provide carrier services to a range of leading mobile and fixed line operators. Our carrier customers include AT&T, Azzurri, BT, C&W, Claranet, Colt, Entanet, O2, Swiftnet, Verizon, Virgin Media and Vodafone. The services that these operators require vary according to the current reach and capacity and planned build of their assets in the UK and include for example, usage-based interconnection services Ethernet, wavelengths, local loop access and prepaid leases.

Our carrier customers accounted for 21.7 % of our total revenue in the year ended December 31, 2010. During this period, our single largest carrier customer individually accounted for approximately 2% of total revenue.

Our Core Network

We operate a high capacity and resilient optical transport network which consists of approximately 15,898 route kilometers (9,879 route miles) of national fiber optic cable which covers in excess of 138 towns and cities, approximately 52 % of which is owned by us. Approximately 55 % of this fiber runs in troughs along the UK rail network under our deed of grant and lease with NWR. Our core fiber network interconnects to local network providers at 435 PoPs—including sites where we extend into our customer premises and telehousing facilities—and 78 main switching units. This number of interconnections provides us with extensive customer reach at an advantageous cost of access.

Our nationwide fiber optic network currently contains both lit (optical fiber that has been connected to transmission equipment and is in use) and dark fiber (optical fiber that is not connected to transmission equipment and is not in use). We believe that our existing network reach and capacity are sufficient to support a substantially increased revenue stream and customer base with modest incremental capital expenditure.

We operate one of the most extensive fiber optic networks in the UK. Because of our network’s reach and capacity, we believe that we are well positioned to take advantage of new business opportunities with relatively modest incremental capital expenditure.

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

Inter-company Agreements for UK Trading

Our business operation is dependent on a number of our parent’s and its affiliates’ global corporate functions and access to its network and services elsewhere in the world. In turn, our business provides services to our affiliates in Europe and termination facilities for international circuits in the UK.

The interactions are as follows:

•	We provide GCE co-location space at Slough for facilities that form part of its network.

•	GC Pan European Crossing UK Limited (“GC PEC”) provides us with co-location space at its Docklands premises, the costs of which are borne by GCE, for facilities that form part of our UK network.

•	We provide a dark fiber cable route to GCE for the route from Whitesands in Cornwall to London.

•	Our parent’s Global Network Operations Centers provide network management for our customers’ networks globally, including our customers in the United Kingdom.

•

Our parent company provides finance, legal, product management, marketing, engineering, Information Technology, and corporate support to us in varying degrees. These are embodied in an allocation of our parent’s corporate overhead, which is charged to us.

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

For details of specific agreements, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions”.

Network Rail and British Railways Board

British Rail originally developed a significant portion of our network in the 1980s and early 1990s. During that time, British Rail was a state-owned enterprise which owned and operated the national railway system in the UK. British Rail used its extensive network of railway property and rights-of-way to install fiber-optic and copper telecommunications networks across the UK. As part of the privatization of British Rail in 1994, portions of these network assets and associated liabilities were transferred to a newly created company. Other portions of these network assets and customer contracts for the provision of telecommunications services over the network were assigned to BR Telecommunications (“BRT”), which was eventually acquired by our predecessor company in 1995.

At the time of their formation, BRT and Network Rail entered into a number of agreements. The principal agreements include:

•

The BR Telecommunications lease of Network Rail facilities. We lease certain telecommunications cable and related equipment from Network Rail under a finance lease agreement between GCUK (then BR Telecommunications Limited) and Network Rail (then Railtrack plc), dated June 30, 1994. The lease also covered certain copper cables and PABX equipment, which we use to deliver managed voice services to TOCs. We refer to these latter items of the lease as the copper assets. In connection with its plans to modernize the signaling system on the UK railways, Network Rail issued a notice to terminate our entitlement to use the copper assets, which termination became effective on March 31, 2005. In November 2004, we entered into a capacity purchase agreement with Network Rail that provides us with the right to use capacity over these copper assets. The initial term of the capacity purchase agreement expired at the end of March 2010 and we are currently engaged in discussions with Network Rail concerning a long term extension of the capacity purchase agreement. Pending those discussions, the agreement automatically renews until terminated by either party on 3 months notice.

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

Regulatory Review

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

Regulatory Framework

On July 25, 2003, the United Kingdom implemented four EU Communications Directives (“the directives”) which established a new regime for the regulation of electronic communications networks, and electronic communications services and this regime is codified by the Communications Act 2003.

As a result of this Act, we no longer need to hold a license to run our network or to supply services, as had previously been the case under the old regime set out in the Telecommunications Act 1984. Instead, general authorizations allow us to build and operate networks and provide our services, subject only to general conditions which are applicable to all operators in the UK. Among other things, the general conditions relate to the handling of complaints, information about service standards and remedies and appropriate use of telephone numbering as set out from time to time in the National Telephone Numbering Plan.

On November 4, 2009, the European Parliament and Council of Ministers agreed to implement a number of changes to the existing regime, comprising two Directives intended to improve the existing regulatory framework and ensure that the needs of the users are more clearly defined and one Regulation establishing the Body of European Regulators for Electronic Communications (“BEREC”). These reforms as known as:

•	“Citizens rights” directive: Directive 2009/136/EC;

•	“Better regulation” directive: Directive 2009/140/EC; and

•	Regulation establishing BEREC: Regulation (EC) No 1211/2009.

The legislation which transposes the above Directives into national law is currently under consideration and must be passed by May 26, 2011.

Wholesale Leased Lines

The Company makes significant use of BT’s wholesale Partial Private Circuit (“PPC”) and Alternative Interface services. Ofcom has historically put in place a set off charge controls for the majority of these BT services during the period to September 2012. Ofcom has indicated that it intends to commence consultation during the coming months on whether further regulatory remedies may be required for the period commencing October 2012 and, if so, what form these remedies should take.

The Company and others had raised a dispute before Ofcom relating to the period ending September 2008. In October 2009, Ofcom issued a decision which concluded that BT had been overcharging for a proportion of PPC services for the period April 2005 to September 2008 and ordered BT to refund the overcharge. BT duly complied with this requirement. In December 2009, BT appealed Ofcom’s decision to the Competition Appeal Tribunal and hearings concluded in October 2010. On March 22, 2011, the CAT issued its judgment which dismissed BT’s appeal in its entirety and upheld Ofcom’s October 2009 decision. The CAT judgment is appealable until April 22, 2011.

Wholesale Mobile Voice Call Termination

In March 2007 Ofcom issued a Statement in relation to wholesale mobile voice call termination which capped the average charges which the then five UK national mobile network operators (“MNOs”) could levy to terminate traffic originated on fixed networks for the period to March 31, 2011. On March 15, 2011, following a period of consultation, Ofcom issued a further statement which concludes that such termination charges remain excessive and caps both the maximum and average termination charges which the now four major national MNOs for the period April 2011—March 2015 inclusive. As a consequence of this March 2011 statement, Ofcom has estimated that average termination charges will reduce by in excess of 80% during the control period to March 2015. The March 2011 Ofcom statement may be subject to appeal and hence it is not possible at this time to accurately predict the business impact.

Government Policy

The UK Government launched a plan in December 2010 to ensure that every community will have access to “superfast broadband” services by 2015. The regulator, Ofcom, is currently considering the regulation of access to passive infrastructure such as ducts and poles and the terms under which interconnection of networks at the IP layer should be regulated in order to best achieve the Government’s policy objective. Each of Ofcom’s initiatives and others may impact our business but, at this time, it is not possible to predict the future effect on market conditions or investment returns. Individual and collective regulatory decisions could have negative effects on our UK business, which could materially and adversely affect our consolidated business, results of operations and financial condition.

C.	Organizational Structure

Set forth in the diagram below is a simplified corporate organizational chart for us, the Issuer, our parent company and its shareholders. Also reflected in this diagram are certain of our existing debt obligations.

(1)

STT is in the business of media and telecommunications services, investment holdings and management services. STT’s shareholdings (including common and preferred stock) are as of February 28, 2011, and are on a non-diluted basis.

(2)	Incorporated under the laws of England and Wales. During 2010, Fibernet Group Limited and Fivbernet Limited ceased to be Guarantors.

A full listing of our subsidiaries can be found in Item 4.A. “Information on the Company—History and Development of the Company- Corporate Information”.

On April 10, 2011, our parent entered into an Agreement and Plan of Amalgamation (the “Plan of Amalgamation”) with Level 3 Communications, Inc., a Delaware corporation (“Level 3”), and Apollo Amalgamation Sub, Ltd., a Bermuda company and wholly-owned subsidiary of Level 3 (“Amalgamation Sub”), pursuant to which our parent and Amalgamation Sub will be amalgamated under Bermuda law with the surviving amalgamated company continuing as a subsidiary of Level 3 (the “Amalgamation”). Under the terms and subject to the conditions of the Plan of Amalgamation, each share of capital stock of our parent will be converted into 16 shares of common stock of Level 3 (and, in the case of our parent’s preferred shares, the right to receive accrued and unpaid dividends thereon). The Plan of Amalgamation contains customary representations and warranties and covenants, and is subject to certain closing conditions including receipt of certain regulatory and governmental approvals. The consummation of the Amalgamation would constitute a “Change of Control” under and as defined in the indenture for the Senior Secured Notes. Pursuant to Section 4.09 of the Indenture, within 30 days following any Change of Control, we are required to commence an offer to purchase all of the then outstanding Senior Secured Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest, if any, thereon to the date of purchase.

D.	Property, Plant and Equipment

Property

We operate from approximately 197 properties (comprising 11 freeholds and 186 leaseholds) in the United Kingdom. The majority of our leasehold properties are held on standard commercial terms prevailing in the market at the time the leases were entered into. We occupy the following main premises (on a leasehold basis unless otherwise specified):

Town	Floor areas sqf	Use
Basingstoke	40,180	Office
Basingstoke	42,744	Network/office
Basingstoke	19,345	Network
Crewe	19,421	Network/office
Slough	26,749	Network/office
London	19,858	Office
London	7,086	Network
London	6,374	Technical
Leigh	6,834	Network
Leeds	4,360	Office
Liverpool	6,040	Network
York	3,658	Network/office

The net book value of our fixed assets, including intangible assets, as at December 31, 2010 was £149.8 million, including additions of £18.4 million in the year then ended. The most significant portion of our asset base relates to our network infrastructure. See “- Our core network” and note 10 “property, plant and equipment” within the accompanying consolidated financial statements for further information.

See note 26 “guarantee arrangement” within the accompanying consolidated financial statements for details of any encumbrances over our asset base.

Insurance

Our parent company generally maintains property, business interruption, general liability and related insurance coverage for the GCL group of companies for which we are named insureds. See Item 7.B “Major Shareholders and Related Party Transactions—Related Party transactions—Inter-company Agreements—Insurance Proceeds Agreement”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion and analysis should be read together with the consolidated financial statements and the related notes to those consolidated financial statements contained elsewhere in this annual report on Form 20-F. We have prepared the consolidated financial statements in conformity with IFRS (see note 2 “accounting policies” within the accompanying consolidated financial statements).

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

On April 10, 2011, our parent entered into an Agreement and Plan of Amalgamation (the “Plan of Amalgamation”) with Level 3 Communications, Inc., a Delaware corporation (“Level 3”), and Apollo Amalgamation Sub, Ltd., a Bermuda company and wholly-owned subsidiary of Level 3 (“Amalgamation Sub”), pursuant to which our parent and Amalgamation Sub will be amalgamated under Bermuda law with the surviving amalgamated company continuing as a subsidiary of Level 3 (the “Amalgamation”). Under the terms and subject to the conditions of the Plan of Amalgamation, each share of capital stock of our parent will be converted into 16 shares of common stock of Level 3 (and, in the case of our parent’s preferred shares, the right to receive accrued and unpaid dividends thereon). The Plan of Amalgamation contains customary representations and warranties and covenants, and is subject to certain closing conditions including receipt of certain regulatory and governmental approvals. The consummation of the Amalgamation would constitute a “Change of Control” under and as defined in the indenture for the Senior Secured Notes. Pursuant to Section 4.09 of the Indenture, within 30 days following any Change of Control, we are required to commence an offer to purchase all of the then outstanding Senior Secured Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest, if any, thereon to the date of purchase.

Industry

Whilst the competitive landscape in the telecommunications industry continues to change, we believe we are well positioned to take advantage of these changes and actively monitor events in this area.

Strategy

Our strategy is described more fully in Item 4.B. “Information on the Company—Business Overview—Business Strategy”. We believe we are well positioned to take advantage of ongoing changes in the telecommunications industry, including globalization and industry consolidation, which we expect to result in increased demand from customers seeking network diversity and redundancy from a supplier who can meet their requirements worldwide.

For 2011, we have set a number of operational objectives which we believe will help revenue growth. We will continue to improve our cost structure by aggressively managing our operating and third party costs. We will continue to focus strongly on customer loyalty, by driving enhancements to ensure superior customer service and we will continue our efforts to maintain a motivated, enthusiastic and talented work force. We also intend to leverage our innovation and focus on IP and Ethernet services to capture the customer demand created by the convergence of legacy protocols to fixed, mobile and unified communications. In addition, we intend to continue to add capacity to and maintain our network in order to offer our growing suite of value-added service offerings to additional markets and we intend to enhance our service offerings and pursue the extension of our network in order to offer our growing suite of value-added service offerings to additional markets.

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

•

If the operating and capital expenses required to support our revenue growth turn out to be greater than anticipated or if anticipated revenue growth is not achieved, we may be unable to improve our cash flows. If our cash flows do not improve, we would need to arrange additional financing facilities or arrange intercompany loans from other Group Companies. See “—Liquidity and Capital Resources,” below.

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

2010 Highlights

During 2010, revenues increased by £5.1 million or 2% to £314.0 million from £308.9 million in 2009. The increase was primarily due to growth in the enterprise business including £3.7 million for the completion of a customer contract and a £4.4 million equipment sale related to a new managed services contract. Total equipment sales increased by £1.8 million in 2010 as compared with 2009. These increases were partially offset by reductions in the carrier voice market.

During 2010, we generated an operating profit of £29.3 million and £15.9 million of operating cash flow, after interest payments of £34.2 million, compared with an operating profit of £23.6 million and £18.3 million of operating cash flow after interest payments of £32.2 million in 2009.

This increase in operating profit was primarily the result of increased revenue and the insurance and property tax recoveries discussed later in this section, partially offset by an asset impairment charge in respect of a specific customer solution which is no longer required.

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

See Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions—Intercompany Agreements” for more information.

Financial Relationships

We may, from time to time, upstream cash to our parent and other Group Companies, subject to the restrictions in the covenants in the Indenture and as permitted by English law and we may from time to time borrow funds from our parent and other Group companies subject to the restrictions in the covenants in our parent company’s major debt instruments.

See “—Liquidity and Capital Resources” below and Item 7.B “Major Shareholders and Related Party Transactions – Related Party Transactions—Intercompany Loans” for more information.

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

In assessing whether there is an indication that an asset (a term which applies equally to an individual asset or a cash generating unit (“CGU”), defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets) may be impaired factors that would indicate potential impairment include the following:

•	significant under-performance relative to expected historical or projected future operating results;

•	significant changes in the use of our assets or a change in our business strategy;

•	significant changes in technology and the regulatory environment; and

•	significant negative industry or economic trends.

Our smallest CGU is considered to be our network.

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

Based on our assessment of recoverability, we have no such impairments during the years ended December 31, 2008 and 2009. Although the 2010 review did not identify any such impairment at a CGU level, an asset impairment of £0.7 million was recorded during the year ended December 31, 2010 in respect of a platform designed for a specific customer solution which is no longer required.

Pension Benefits

Our employees participate in two occupational pension schemes: the Global Crossing Shared Cost Section of the Railways Pension Scheme, which is a defined benefit scheme; and the Global Crossing Pension Scheme, which, up until October 31, 2010, had a defined contribution section and a defined benefit section. With effect from November 1, 2010, the defined contribution section of the scheme closed and a new Group Personal Pension arrangement was established. The Company accounts for retirement benefits in accordance with IAS 19 “Employee benefits”.

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

Estimating fair value in multiple element arrangements

When the Company enters into an arrangement with multiple elements to be delivered to a customer it must determine if the delivered elements are separate units of accounting. A delivered element is considered a separate unit of accounting when it has value to the customer on a standalone basis and delivery or performance of undelivered elements is considered probable and substantially under the Company’s control. Arrangement consideration is allocated to the elements based on their relative fair values. The Company determines fair value for the elements by establishing an estimated selling price for any elements for which reliable evidence or third party evidence is not available. The best estimate of selling price is established considering internal factors, such as margin objectives and pricing practices. Estimating fair value of the elements involves significant judgement. Revenue from these arrangements is recognized when performance of the element occurs and all other revenue recognition criteria are met.

Income Taxes

We have significant deferred tax assets related primarily to net operating losses (“NOLs”). The realization of these assets is not assured and depends on taxable income generated in the future. Management has exercised judgment in determining the extent of the realization of these losses based upon estimates of future taxable income. Where there is an expectation that, on the balance of probabilities, there will not be sufficient taxable profits to use these NOLs, no deferred tax asset has been recognized. If actual events differ from our management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the realizability of these estimates could materially impact our financial position and results of operations. At December 31, 2010, we had a total unrecognized deferred tax asset of £97.2 million (2009: £100.8 million).

Restructuring

We have engaged in restructuring activities, which require us to make significant judgments and estimates in determining restructuring charges, including, but not limited to, sublease income or disposal costs, length of time on market for abandoned rented facilities, and contractual termination costs. Such estimates are inherently judgmental and changes in such estimates, especially as they relate to contractual lease commitments and related anticipated third-party sublease payments, could have a material effect on the onerous lease liabilities and consolidated statement of comprehensive (loss)/income. This restructuring provision is composed of continuing building lease obligations and broker commissions for the restructured sites (aggregating £20.5 million as of December 31, 2010), offset by anticipated receipts from existing and future third-party subleases. As of

December 31, 2010, anticipated third-party sublease receipts were £17.4 million, representing £15.1 million from subleases already entered into and £2.3 million for subleases projected to be entered into in the future. A significant amount of judgment is involved in determining the amount and timing of these projected subleases. We continue to review our anticipated costs and third-party sublease payments on a quarterly basis and record adjustments for changes in these estimates in the period such changes become known. For further information related to our restructuring activities see note 15 “Provisions” within the accompanying consolidated financial statements.

Inflation

We do not believe that our business is impacted by inflation to a significantly different extent than the general economy.

Results of operations for the year ended December 31, 2010 compared with the results of operations for the year ended December 31, 2009

The following table summarizes our consolidated statements of comprehensive income/(loss) for the years ended December 31, 2009 and 2010.

	Year Ended December 31,
	2009	2010	Change	% Change
	(in thousands)
Revenue	£308,864	£314,009	£5,145	2%
Cost of sales	(197,160)	(197,063)	97	NM

Gross profit	111,704	116,946	5,242	5%
Distribution costs	(19,352)	(25,187)	(5,835)	(30)%
Administrative expenses	(68,708)	(62,459)	6,249	9%

	(88,060)	(87,646)	414	0%

Operating profit	23,644	29,300	5,656	24%
Finance revenue	4,924	4,661	(263)	(5)%
Finance charges	(34,311)	(36,647)	(2,336)	(7)%
Net foreign exchange gain/(loss) on foreign currency borrowings, net	11,009	(4,022)	(15,031)	NM
Tax charge	(598)	(243)	355	59%

Profit/(loss) for the year	£4,668	£(6,951)	£(11,619)	NM

NM – zero balances and comparisons from positive to negative numbers are not meaningful.

Discussion of significant variances:

Revenue

	Year Ended December 31,
	2009	2010	Change	% Change
	(in thousands)
Enterprise, carrier data and indirect sales channels	£301,924	£310,170	£8,246	3%
Carrier voice	6,440	3,373	(3,067)	(48)%
Intercompany	500	466	(34)	(7)%

	£308,864	£314,009	£5,145	2%

Revenues are separated into two channels based on our target markets and sales structure (i) enterprise, carrier data and indirect sales channels; and (ii) carrier voice.

The enterprise, carrier data and indirect sales channel consists of (i) the provision of IP, voice and data center and collaboration services to all customers other than carrier customers; (ii) the provision of data products, including IP, transport and capacity services, to carrier customers; and (iii) to a lesser extent, the provision of voice, data and managed services to or through business relationships with other carriers, sales agents and system integrators. The carrier voice business consists of the provision of UK domestic and international long distance voice services to carrier customers.

Revenue increased in 2010 compared with 2009 primarily as a result of demand for our enterprise voice, broadband services and managed services, partially offset by a decrease in carrier voice revenue due to a reduction in volume . Revenue in 2010 included £3.7 million for the completion of a customer contract and a £4.4 million equipment sale related to a new managed services contract. Total equipment sales increased by £1.8 million in 2010 as compared with 2009.

Our sales organization was increased in the first half of the year principally to focus on revenue growth and diversification through the acquisition of new multinational enterprise customers and additional government sectors not currently served. As a result of the investment in our sales force we have seen an increase in orders from our multinational enterprise customers, offset by lower government orders. Overall revenue growth has been limited due to challenges in the government channel. The UK market continues to be highly competitive with significant pricing pressure, and we expect that competitive environment to continue.

Among our largest customer relationships, three contracts were completed in 2010. First, with the Foreign Commonwealth Office (“FCO”), to whom we provide an international telecommunications network known as the FTN, expired in May 2010. We have entered into transition arrangements in respect of the FCO’s migration to a network to be provided by a competitor as the replacement for the FTN. This did not have a significant impact on our 2010 results and we estimate that our 2011 revenue will be adversely impacted by £6.0 million to £10.0 million. Second, we successfully renewed our customer contracts with Network Rail, one by three years and one by two years with an option for Network Rail to renew for one additional year. Third, we extended a longstanding relationship with Her Majesty’s Revenue and Customs by entering into a five year agreement with a systems integrator to provide managed telephony and contact center solutions.

Cost of Sales

Cost of sales primarily includes the following (i) cost of access, including (a) usage-based voice charges paid to local exchange carriers and interexchange carriers to originate and/or terminate switched voice traffic and charges for leased lines for dedicated facilities and local loop (“last mile”) charges from both domestic and international carriers and (b) costs associated with rights-of-way and wayleaves; (ii) customer-specific costs for operating leases and cost-plus arrangements, including the cost of equipment sales; (iii) depreciation and amortization of technical property and equipment, including the amortization of installation costs; and (iv) third party maintenance costs incurred in connection with maintaining the network.

	Year Ended December 31,
	2009	2010	Change	% Change
	(in thousands)
Cost of access	£94,731	£95,968	£1,237	1%
Customer specific costs(1)	48,462	50,805	2,343	5%
Depreciation and amortization	40,092	37,073	(3,019)	(8)%
Third party maintenance	13,875	13,217	(658)	(5)%

	£197,160	£197,063	£(97)	NM

NM – zero balances and comparisons from positive to negative numbers are not meaningful.

(1)	For operating leases and cost-plus arrangements only.

Cost of access increased in 2010 compared with 2009 primarily due to a £3.7 million favourable regulatory ruling in 2009 relating to BT’s overcharging for PPCs between April 2005 and September 2008 (see Item 4.B. “Information on the Company—Business Overview” for more information). This increase was partially offset by a decrease in cost of access as a result of migrating customers onto our own network from those provided by third parties and lower carrier voice revenue.

Customer-specific costs increased in 2010 compared with 2009 primarily due to (i) additional equipment costs associated with increased managed service sales, including the cost of the previously discussed £4.4 million equipment sale; and (ii) an increase in professional services related costs.

Depreciation and amortization decreased in 2010 compared with 2009 primarily due to lower capital expenditure in recent years.

Third party maintenance decreased in 2010 compared with 2009 primarily due to the termination and renegotiation of certain maintenance contracts.

Distribution Costs

Our distribution costs consist of the fixed and variable compensation we pay to our sales force and the overhead associated with our sales offices and marketing efforts. This overhead includes selling and distribution expenses arising from advertising and marketing, professional services and office expenses and facilities costs.

Distribution costs increased in 2010 when compared to 2009 primarily due to (i) higher payroll and commission costs due to additional sales staff; and (ii) a voluntary unpaid leave program in 2009.

Administrative Expenses

Administrative expenses include the salaries we pay to our employees, excluding salaries for our sales force which are recorded under distribution costs, and the overhead costs associated with our headquarters and back-office activities. This overhead includes administrative expenses arising from professional services, office expenses, facilities costs and depreciation and amortization for non-network assets. A portion of these costs result from the worldwide allocation management fee referred to in “- Relationship with Our Parent Company and its Affiliates—Operational Relationships” above.

The decrease in administrative expenses in 2010 compared with 2009 was primarily due to benefits associated with insurance and property tax recoveries, partially offset by an impairment charge associated with assets for a specific customer solution which is no longer required.

In 2010, we received insurance proceeds in respect of theft and misappropriation of Company funds and recorded a reduction to administrative expenses of £3.0 million during the year.

In 2010, we also received a successful appeal of property tax assessment for the period 2005 through 2009 and recorded a benefit in 2010 of approximately £3.8 million, partially offsetting a £1.5 million retroactive property tax assessment in 2009.

Finance Revenue

Our finance revenues consist of the interest we earn on our bank deposits and late receipts, loans with affiliated companies and other interest received.

The decrease in finance revenue in 2010 compared with 2009 was primarily due to the inclusion in 2009 of £0.5 million interest in respect of the favorable PPC ruling referred to above.

Finance Charges

Our finance costs consist primarily of the interest we pay on our third-party and intercompany debt and finance leases, together with amortization of any deferred finance charges.

The increase in finance charges in 2010 compared with 2009 was primarily due to (i) an increase in interest on the US Dollar denominated Notes following the expiration of a hedge instrument in December 2009; (ii) interest being payable in respect of the US$20.0 million loan received from GCE in March 2010; and (iii) a full years interest being payable in respect of the US$15.0 million loan received from GC Impsat in the second quarter of 2009

Net foreign exchange gain/(loss) on foreign currency borrowings, net

Net foreign exchange gain/(loss) on foreign currency borrowings, net, consists of foreign exchange movements on the (i) US Dollar-denominated intercompany loan receivable with GCE; (ii) US Dollar-denominated Senior Secured Notes; and (iii) US Dollar-denominated intercompany loan payable with GC Impsat and GCE.

Between December 31, 2008 and 2009 pounds sterling strengthened from US$1.44 to US$1.61 for £1 pounds sterling resulting in a foreign exchange gain. Between December 31, 2009 and 2010 pounds sterling weakened from US$1.61 to US$1.54 for £1 pounds sterling resulting in a foreign exchange loss.

Tax

We generated taxable profits in recent years but have been able to eliminate all of our tax liability by using a portion of the unrecognized losses carried forward from prior years and group relief from related companies under the tax sharing agreement. During the years ended December 31, 2009 and 2010, we incurred a current year tax charge of £0.6 million and £0.2 million, respectively, which reflects an amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

During the years ended December 31, 2009 and 2010, there was no movement in the deferred tax asset recognized and no deferred tax asset was reflected within our consolidated statements of financial position at the end of these financial years. We had unused gross tax losses carried forward of £201 million and £281 million at the end of 2009 and 2010, respectively, We do not believe that there is any restriction under current law or regulations that will limit our ability to continue carrying these net operating losses forward or to apply them to offset future taxable income.

The UK Government announced on June 22, 2010 there will be a reduction of the corporation tax rate from 28% to 24% over four years beginning on April 1, 2011 with the rate initially being reduced to 27%. In the March 2011 UK Budget, it was announced that the corporation tax rate applicable from April 1, 2011 will in fact be 26% and further reductions are proposed to reduce the tax rate to 23% by 1% per annum by April 1, 2014.

Results of operations for the year ended December 31, 2009 compared with the results of operations for the year ended December 31, 2008

The following table summarizes our consolidated statements of comprehensive (loss)/income for the years ended December 31 2008 and 2009.

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

Cost of Sales

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

Finance Revenue

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

Net foreign exchange (loss)/gain on foreign currency borrowings, net

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

During the years ended December 31, 2008 and 2009, there was no movement in the deferred tax asset recognized and no deferred tax asset was reflected within our consolidated statements of financial position at the end of these financial years. We had unused gross tax losses carried forward of £211 million and £201 million at the end of 2008 and 2009, respectively, We do not believe that there is any restriction under current law or regulations that will limit our ability to continue carrying these net operating losses forward or to apply them to offset future taxable income.

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

At December 31, 2010 our available liquidity consisted of £49.2 million of cash and cash equivalents. In March 2010, we borrowed US$20 million from GCE in March 2010 for general corporate purpose including supporting our potential excess cash offer for the year ended December 31, 2009.

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

In 2011, we expect cash provided by operating activities to exceed purchases of property and equipment. This expectation is based in part on raising financing for such property and equipment from vendors and other third parties in similar amounts to those raised in 2010. Our ability to arrange such financings is subject to negotiating acceptable terms from equipment vendors and financing parties. In addition, our short term liquidity and more specifically our quarterly liquidity expectations are subject to considerable variability as a result of the timing of interest payments as well as the following factors:

•

Working capital variability significantly impacts our cash flows and can cause our intra-quarter cash balances to drop to levels significantly lower than those levels prevailing at the end of a quarter.

•

The UK government has announced austerity measures aimed at reducing costs in a wide range of areas, including telecommunications. The implementation of pricing actions and the reduction of spending by governmental entities could have a negative effect on GCUK’s future revenue performance.

•

Within 120 days after each calendar year, we must offer to purchase a portion of the Senior Secured Notes at 100% of their principal amount with 50% of the Operating Cash Flow (as defined in the Indenture) for that year. In respect of 2010, we anticipate offering to purchase £10.9 million of the Notes, excluding accrued interest. In respect of 2009, we offered to purchase £11.8 million of the Notes, excluding accrued interest and purchased £0.2 million of the Notes, plus accrued interest through the purchase date.

•

Our liquidity may also be adversely affected if we are found liable in respect of contingent legal, tax and other liabilities. The amount and timing of the resolution of these contingencies remain uncertain.

The vast majority of our long-term debt matures in December 2014. In the second quarter of 2011 we anticipate making an offer to purchase approximately £10.9 million of Notes pursuant to the 2010 Excess Cash Offer (see below for a definition of, and further detail on, the excess cash offer).

In addition, there is approximately £7.1 million related to various other debt agreements that are due and payable in the next twelve months. With regard to our major debt instruments, the £278.0 million principal of our Senior Secured Notes matures in December 2014 (subject to early redemption). If cash on hand at the time any of these debt instruments matures is insufficient to satisfy these and our other debt repayment obligations, we would need to access the capital markets to meet our liquidity requirements. Such access would depend on market conditions and our credit profile at the time.

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

On April 8, 2009, the Company entered into a loan facility of up to US$15.0 million with GC Impsat, a member of the GC Group, which was fully drawn down in the second quarter of 2009. At December 31, 2009 and 2010 the pounds sterling equivalent of this loan was £9.3 million and £9.7 million, respectively. The loan has an effective interest rate of 10%, payable semi-annually in arrears, and matures in September 2012.

On March 31, 2010, GCUK borrowed US$20.0 million from GCE. At December 31, 2010 the pounds sterling equivalent of this loan was £13.0 million. The loan accrues interest at 12% per annum, payable semi-annually in arrears and matures in September 2013.

At December 31, 2010, there was an outstanding intercompany loan balance of US$50.4 million (equivalent to £31.3 million and £32.7 million as at December 31, 2009 and 2010, respectively) due to us from GCE which is guaranteed by GCL. This loan balance matures five business days prior to the December 15, 2014 scheduled maturity of the Senior Secured Notes, bears an effective interest rate of 13.5%, and is unsecured. Although the borrower may elect to repay early without penalty at any time, we may demand repayment only in the event of a default under the Indenture which would result in the accelerated repayment of the outstanding principal amount of Senior Secured Notes.

Financing activities

In March 2010, we entered into a £0.9 million finance lease facility with Huawei Technologies (UK) Co Ltd., This lease is subject to an applicable rate of interest of 8% per annum, with payments made over a period of 18 months from April 30, 2010. A further £0.4 million was drawn down in the second half of the year with an applicable interest rate of approximately 4.5%, and repayments being made over a period of 24 months.

During 2010, we made further finance lease draw downs from NSC Global Limited (trading as Cisco Capital) under a previously agreed facility. The draw downs totaled £0.9 million and accrues interest at between 9% and 9.5%, with payments made over a period of 36 months from the date of drawdown

Indebtedness

At December 31, 2010, we had £311.4 million of outstanding indebtedness, comprising of £273.4 million of Senior Secured Notes, £15.2 million of finance leases, the US$15.0 million (equivalent to £9.7 million as at December 31, 2010) loan from GC Impsat and the US$20.0 million (equivalent to £13.0 million as at December 31, 2010) loan from GCE.

Below are summaries of our principal debt instruments outstanding at December 31, 2010. We were in compliance with all covenants in the Indenture as at December 31, 2010.

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

The Issuer may redeem the Notes in whole or in part, at any time on or after December 15, 2009, at redemption prices decreasing from 105.375% (for the US Dollar-denominated Notes) or 105.875% (for the pounds sterling-denominated Notes) during the year commencing December 15, 2009, to 100% of their principal amount for the year commencing December 15, 2012, and thereafter, plus any accrued and unpaid interest. The Issuer may also redeem either or both series of Notes, in whole or in part at a price equal to their principal amount plus accrued and unpaid interest, upon certain changes in tax laws and regulations.

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

As required by the Indenture governing the Senior Secured Notes, within 120 days after each twelve month period ending December 31, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of the Operating Cash Flow (as defined in the Indenture) from that period. (the “Excess Cash Offer”). Operating Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of 2009, we offered to purchase £11.8 million of the Notes, excluding accrued interest and purchased £0.2 million of the Notes, plus accrued interest through the purchase date.

In respect of the year ended December 31, 2010, we anticipate offering to purchase £10.9 million principal amount of the Notes, exclusive of accrued but unpaid interest. Any such offer is required to be made within 120 days of such date, and the related purchases must be completed within 150 days after year-end.

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

On April 10, 2011, our parent entered into an Agreement and Plan of Amalgamation (the “Plan of Amalgamation”) with Level 3 Communications, Inc., a Delaware corporation (“Level 3”), and Apollo Amalgamation Sub, Ltd., a Bermuda company and wholly-owned subsidiary of Level 3 (“Amalgamation Sub”), pursuant to which our parent and Amalgamation Sub will be amalgamated under Bermuda law with the surviving amalgamated company continuing as a subsidiary of Level 3 (the “Amalgamation”). Under the terms and subject to the conditions of the Plan of Amalgamation, each share of capital stock of our parent will be converted into 16 shares of common stock of Level 3 (and, in the case of our parent’s preferred shares, the right to receive accrued and unpaid dividends thereon). The Plan of Amalgamation contains customary representations and warranties and covenants, and is subject to certain closing conditions including receipt of certain regulatory and governmental approvals. The consummation of the Amalgamation would constitute a “Change of Control” under and as defined in the indenture for the Senior Secured Notes. Pursuant to Section 4.09 of the Indenture, within 30 days following any Change of Control, we are required to commence an offer to purchase all of the then outstanding Senior Secured Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest, if any, thereon to the date of purchase.

Other Financing Activities

We have capitalized commitments for property, plant and equipment and computer software that qualify as obligations under finance leases totaling £15.2 million. The largest of our leases is with Network Rail (£9.1 million outstanding at December 31, 2010) includes fiber and equipment on the rail network with the last lease ending in 2018. Our remaining leases (£6.1 million outstanding at December 31, 2010) run to 2017. Obligations under finance leases are recognized in current and non current liabilities in the consolidated statements of financial position included within our consolidated financial statements.

For details on intercompany loan activity, see “—Liquidity and Capital Resources” above.

Cash Flow Activity

The table below shows our net cash flow for the years ended December 31, 2009 and 2010.

	Year Ended December 31,
	2009	2010	Change
	(in thousands)
Net cash provided by operating activities	£18,345	£15,888	£(2,457)
Net cash used in investing activities	(10,712)	(9,552)	1,160
Net cash (used in)/provided by financing activities	(6,402)	5,557	11,959

Net increase in cash and cash equivalents	£1,231	£11,893	£10,662

Net Cash Flow from Operations

During 2010 our net cash provided by operating activities decreased compared with 2009, due to additional interest payments associated with our intercompany loans with GC Impsat and GCE that were drawn down in 2009 and 2010, respectively. See “—Liquidity and Capital Resources” above.

Net Cash Flow from Investing Activities

During 2010 net cash used in investing activities decrease compared to 2009 primarily due settlement of back dated intercompany interest receivable balances during 2010.

Net Cash Flow from Financing Activities

During 2010, net cash provided by financing activities was £5.6 million, compared with net cash used in financing activities of £6.4 million in 2009. This was primarily due to (i) an increase in intercompany loan receipts of £3.2 million; (ii) a reduction in our Excess Cash Offer of £7.2 million; and (iii) a reduction in our other debt repayments of £5.0 million. In 2009 we had a receipt of £4.5 million in respect of a sale/leaseback arrangement.

C.	Research and development, patents and licenses

Not applicable.

D.	Trend information

We believe that the most important factor affecting our future results will be our ability to both retain our existing customers and acquire new ones. We have long-term contracts with many of our enterprise customers, and our ability to renew those contracts and to attract new business at acceptable margins, will be key to our financial success. Growing our relationships with our existing and new customers and migrating them to IP-based platforms are other important success factors.

Intense competition in the market place continues to place downward pressure on prices. In addition, technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets and could further increase the competition we face and put additional downward pressure on prices.

Despite current economic conditions, we continue to see demand for our broadband and IP services and as a result we continue to win new business. Many government agencies and enterprises continue to refresh their more traditional technologies and take advantage of converged IP services. However, the telecommunications market in the UK remains highly competitive. One of our principal customer relationships is with the UK FCO, to whom we provide an international telecommunications network known as the FTN. Our contract to provide the FTN is scheduled to expire in May 2010. We have entered into transition arrangements in respect of the FCO’s migration to the replacement for the FTN. This did not have a significant impact on our 2010 results and we estimate that our 2011 revenue will be adversely impacted by £6.0 million to £10.0 million. In addition, we continue to pursue other ordinary course commercial opportunities with the FCO.

Our business is generally not seasonal in nature.

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

As of December 31, 2010, we are not party to any off-balance sheet arrangements.

F.	Contractual Obligations

Tabular Presentation of Cash Commitments at December 31, 2010

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Debt obligations(1)	£399,319	£41,604	£60,370	£297,345	£—
Finance lease and hire purchase obligations	18,764	8,931	5,526	3,212	1,095
Other debt obligations	18	18	—	—	—
Operating lease obligations	77,991	10,325	14,455	11,870	41,341
Purchase obligations(2)	89,683	56,081	21,943	3,108	8,551
Pension obligations(3)	411	411	—	—	—

Total	£586,186	£117,370	£102,294	£315,535	£50,987

(1)

The amounts presented include both principal and interest. The principal repayment of the Notes of approximately £278 million is included within the “3-5 years” section of the table. As the Operating Cash Flow will vary from period to period we have not, with the exception of the excess cash offer for the year ended December 31, 2010, predicted early purchases of the Notes. The US$200.0 million principal has been translated for all periods at the December 31, 2010, year-end rate of 1.542 US Dollars to one pound sterling. The US Dollar interest has been calculated using the bond rate of 10.75% and has been translated at a rate of 1.542 US Dollars to one pound sterling. The pounds sterling interest has been calculated using the bond rate of 11.75%.

(2)

Amounts represent contractual commitments to third parties to purchase network access services (£19.9 million), the undiscounted value of rental payments for restructured properties (£11.5 million), maintenance services for portions of our network (£17.9 million) and other purchase commitments (£40.4 million, which includes £3.9 million in respect of committed capital expenditure).

(3)

Amount relates to our current expected funding requirements in 2011 related to our defined benefit pension plans. Funding amounts will vary yearly based on actuarial assumptions, company funding policy and statutory funding requirements and therefore we have not included amounts beyond 2012.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Issuer’s Board of Directors consists of the same individuals as ours. The business address of each director of the Issuer and the Company is 7th Floor, 10 Fleet Place, London, EC4M 7RB, UK. Certain of our senior managers have responsibilities for their respective functions in Europe in addition to their responsibility for our management. In some instances, our and our parent’s senior management is not employed by us, but by one of our affiliates.

Our Directors, executive management and senior management, and their ages and positions, are as follows:

Name	Age	Position
John McShane(1)	49	Chairman; Executive Vice President and General Counsel, Global Crossing Limited

Edward T Higase(2)	44	Managing Director, Europe, Middle East and Africa

Matthew Gutierrez(2)	43	Chief Financial Officer, UK and Europe

Dougald Robinson(1)(7)	55	Vice President, European Regulatory Affairs

Richard Atkins(1)	59	Non-Executive Director

Ed McCormack(1)	56	Non-Executive Director

Paul Corre(2)	38	Vice President Procurement & Vendor Management - Europe, Middle East and Africa

Jochen Feinhals(2)	44	Vice President Global Crossing Technology Officer Europe, Middle East and Africa and Business Process

Isabel Howson(2)	54	Vice President, Human Resources, Europe, Middle East and Africa

Anthony Judd(2)	45	Regional Vice President- Enterprise Sales UK

Bernard Keogh(2)	43	Regional General Counsel, Europe

Derek M Lister(2)	49	Vice President of Carrier Sales, UK

Michael Magee(2)	39	Vice President Customer Delivery & Technical Support

Jeff Parris(2)(4)	54	Senior Vice President, Business Development

Ian Pearson(5)	52	Senior Vice President, Strategy &Business Development, UK

Nigel Stevens(2)(6)	49	Chief Marketing Officer, Europe, Middle East and Africa

Robert Turnbull(2)	58	Vice President, Access Management, UK and Europe

Colin Whitbread(2)(3)	51	Vice President, Operations, Europe, Middle East and Africa

(1)	Member of the GCUK Board of Directors.

(2)	Member of the Company’s executive management.

(3)

Following the departure of Peter Cladingbowl in July 2010, Tom Jennings was appointed to this role on an interim basis prior to appointment of Colin Whitbread to the role on a permanent basis in February 2011

(4)	Jeff Parris was appointed Senior Vice President, Business Development in October 2010.

(5)	Iain Pearson was appointed to the new role of Senior Government Advisor/Business Development in October 2010 and reports to our Managing Director, Edward T Higase.

(6)	In December 2010, Nigel Stevens was appointed Chief Marketing Officer, Europe, Middle East and Africa, a role that Jeff Smith had held on an interim basis sincer March 31, 2010.

(7)	Dougald Robinson was appointed to the GCUK Board of Directors on November 8, 2010.

Gabriel Del Campo, previously Vice President, Data Center, Europe, Middle East and Africa and Global Product Manager transferred to a fellow Argentinean group company during 2010.

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

Edward T Higase was appointed Managing Director for Europe, Middle East and Africa (“EMEA”) in July 2009. Previously, Mr. Higase was Executive Vice President and Chief Customer Experience Officer of GCL. With almost 20 years of general management and sales operation experience in the telecommunications and personal computer industries across Asia Pacific and the United States, he oversaw our parent company’s Customer Experience Re-engineering Team, including service delivery, which endeavors to ensure industry-leading customer service. Mr. Higase also served as Global Crossing’s Executive Vice President, worldwide carrier services from 2002 to 2008, in which capacity he oversaw the wholesale carrier voice and data business worldwide, serving fixed and mobile telecom carriers, cable television, ISP, and Application Service Provider customers. Mr. Higase served as President, Carrier Services for Asia Global Crossing, the separately listed subsidiary of Global Crossing, from August 2000 to December 2001. Prior to Asia Global Crossing, Mr. Higase was Corporate Director and General Manager from November 1999 to August 2000 of the medium-size business Corporate Accounts Division for Dell Computer Corporation in Japan, where he was the business leader of a US$350 million P&L business unit and achieved 60 percent year-over-year growth of Dell’s corporate business in Japan. Prior to this assignment, he served as Corporate Director, Dell Online for Asia Pacific from August 1998 to November 1999, where he led the growth of Internet-based transactions in the region to 46 percent of Dell’s revenue from the Asia Pacific region. Mr. Higase began his career with AT&T in Japan. During his nine years with the company, he held a wide range of senior and executive positions in marketing, sales and business management across AT&T’s business markets division, consumer markets division, outsourcing unit, and the international business unit. He spent most of his AT&T career in assignments in Japan, Australia, Hong Kong, Singapore and the US, and has done business extensively across Asia Pacific and the US. He last served as service line director for networked voice premises management at AT&T Solutions’ world headquarters in New Jersey, US. Mr. Higase holds an M.B.A. from Drake University and a B.A. in international relations from the University of California, Davis. He has also attended the Executive Development Program at the Wharton School at the University of Pennsylvania.

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

Dougald Robinson was appointed to the Board of Directors in November 2010. In the GC EMEA region, he has been responsible for Regulatory Affairs since 2000, prior to which he was responsible for regulatory affairs at Racal Telecom from November 1995 to December 1999. Between 1991 and 1995 he held senior commercial and regulatory positions with BRT have joined from BT where he had held various engineering positions between 1979 and 1997. Mr. Robinson is a Director, and since January 2005, Chairman, of the Board of the UK Competitive Telecommunications Association, a trade organization that assists in developing pro-competitive UK telecom policy.

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

Jochen Feinhals serves as the Vice President Global Crossing Technology Officer (“GCTO”) EMEA and Business Process. In this role he is responsible for leading global business process efforts company-wide and Information Technology (“IT”) operations in the EMEA region. He has more than 20 years of experience in IT and business process and has led projects that have resulted in significant cost reductions and the optimisation of business processes, thus driving commercial efficiencies. Mr. Feinhals joined Global Crossing in 2007 through the acquisition of Impsat Fiber Networks Inc., where he was the Vice President of IT and Business Process. In this role he was responsible for driving process implementation and execution across all Impsat businesses, strategic IT planning and the implementation of a company-wide integrated OSS/BSS. Mr Feinhals holds a BS in Electronic Engineering from Cologne University, Germany.

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

Anthony Judd serves as Regional Vice President-Enterprise Sales UK. Mr. Judd has worked in the telecommunications industry for 28 years holding senior positions in a broad range of roles including sales, service, operations, outsourcing, and business consulting and leading an internal change programme with McKinsey. Prior to joining Global Crossing in February 2006, Mr. Judd served with C&W for 20 years, initially in engineering roles and culminating as Head of Sales Operations and Services for the UK reporting to the Chief Executive Officer. For 13 years at C&W Mr. Judd worked within the service and sales area and in 2004 was responsible for creating the C&W Oil sector which generated growth in global revenues and for selling and delivering C&W’s first and largest integrated managed service customer.

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

Jeff Parris joined us as Senior Vice President, Business Development in October after successful executive assignments with BT, O2 and Airwave. Mr. Parris served most recently as Vice President and Business Development Director at Airwave Solutions where he was one of three lead directors who established and led what is now the £400m turnover Airwave Solutions business, servicing the security and public safety markets in the UK and overseas. Mr. Parris set up and led the Quadrant Consortium that won the £3.3bn PPP contract that established Airwave Solutions in 2001 and also closed over £5bn of business at Airwave. Prior to Airwave, Mr. Parris spent 17 years at BT and a number of joint ventures across a variety of roles including General Manager, BT Government where he led a team managing a large part of BT’s government business. Jeff graduated with a first degree from Plymouth and an MBA from Henley Management College.

Ian Pearson was appointed as our Senior Government Advisor/Business Development in October 2010. Mr. Pearson had a successful and distinguished career in public service for Her Majesty’s Government. He served most recently as Economic Secretary to the Treasury and, prior to that, as Minister for Science and Innovation, Minister of State for Climate Change and Environment, and Minister of State for Trade and Foreign Affairs (among other posts). Ian is a graduate of the University of Oxford and the University of Warwick.

Nigel Stevens was appointed Chief Marketing Officer – EMEA in December 2010 and in this role is responsible for driving product management and marketing initiatives in support of our business objectives and supporting both the enterprise and carrier markets. Prior to this, Mr. Stevens was Product Director at Cable & Wireless where he was a key member of the senior management team responsible for product strategy, cost of sales and marketing globally.

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

Colin Whitbread was appointed Vice President Operations, EMEA in February 2011. Mr. Whitbread has 20 plus years of operational experience in a variety of senior leadership roles in the Telecoms and Media sectors, including France Telecom, Telecom Italia, NTL, Telewest and the BBC.

B.	Compensation

Our Director and Executive Compensation

The aggregate remuneration (which consists of salary, bonus and other compensation) paid by us or by a member of the GCL group of companies to all of our directors and executive management (totaling 23 persons(1)) for the 2010 financial year was approximately £2.8 million(2). This does not include the compensation paid to John McShane as he is not directly involved in the day-to-day management of GCUK. Of this aggregate compensation, approximately £2.0 million was paid in salaries. For 2010, the highest paid director or executive received £0.8 million, including salary, bonuses, benefits-in-kind and pension contributions.

(1)	This number includes the directors and executive management that served throughout 2010 together with those members of the Company’s Directors and executive management who either left (Niall Anderson, Peter Cladingbowl, Gabriel Del Campo and Eileen Mahoney) or joined (Thomas Jennings, Jeff Parris, Ian Pearson, Dougald Robinson, Nigel Stevens and Colin Whitbread) during 2010. The remuneration of each of these persons, with the exception of John McShane, for the 2010 financial year is included in the above aggregate remuneration figure.

(2)	Compensation paid to Bernard Keogh and Jochen Feinhals was translated from euros to pounds sterling at £1.00 = €1.1667 the average rate for the year ended December 31, 2010. Compensation paid to Edward T Higase and Matthew Gutierrez was translated from US Dollars to pounds sterling at £1.00 = US$1.5478 the average rate for the year ended December 31, 2010.

Except for Mr. Atkins and Mr. McCormack who were paid £0.1 million in aggregate, we did not compensate our directors independently for their services in their capacity as members of the Board of Directors.

Our directors and executive management (excluding those members of the Company’s executive management who left the Company during 2010 and whose stock based awards were exercised or lapsed in 2010) held the following stock-based awards (including stock options), as of March 31, 2011:

Name	Number Outstanding	Exercise Price ($)	Expiration Date

John McShane	50,000	$10.16	December 9, 2013
	15,000	$15.39	December 15, 2014
	45,650		December 31, 2011	*
	45,650		March 12, 2012	*
	21,750		December 31, 2012	*
	21,750		February 1, 2013	*
	56,317		January 21, 2014	*

256,117

Edward T Higase	41,500		December 31, 2011	*
	41,500		March 12, 2012	*
	19,750		December 31, 2012	*
	19,750		February 1, 2013	*

122,500

Paul Corre	1,327		January 21, 2013	*
	1,500		January 21, 2014	*

2,827

Matthew Gutierrez	7,333	$10.16	December 9, 2013
	4,000	$15.39	December 15, 2014
	11,500		December 31, 2011	*
	11,500		March 12, 2012	*
	5,100		December 31, 2012	*
	5,100		February 1, 2013	*
	15,721		January 21, 2014	*

60,254

Jochen Feinhals	250		December 31, 2012	*
	250		February 1, 2013	*
	1,500		January 21, 2014	*

2,000

Isabel Howson	3,000		December 31, 2011	*
	3,000		March 12, 2012	*
	1,450		December 31, 2012	*
	1,450		February 1, 2013	*
	1,700		January 21, 2014	*

10,600

Anthony Judd	6,500		December 31, 2011	*
	6,500		March 12, 2012	*
	25,000		October 19, 2012	*
	1,850		December 31, 2012	*
	1,850		February 1, 2013	*
	2,400		January 21, 2014	*

44,100

Name	Number Outstanding	Exercise Price ($)	Expiration Date

Bernard Keogh	667	$15.39	December 15, 2014
	4,500		December 31, 2011	*
	4,500		March 12, 2012	*
	1,850		December 31, 2012	*
	2,020		January 21, 2013	*
	1,850		February 1, 2013	*
	3,400		January 21, 2014	*

18,787

Derek Lister	4,550		December 31, 2011	*
	4,550		March 12, 2012	*
	2,350		December 31, 2012	*
	2,350		February 1, 2013	*
	4,100		January 21, 2014	*

17,900

Michael Magee	1,600		December 31, 2011	*
	1,600		March 12, 2012	*
	800		December 31, 2012	*
	1,248		January 21, 2013	*
	800		February 1, 2013	*
	1,700		January 21, 2014	*

7,748

Jeffrey Parris	1,000		December 31, 2012	*
	1,000		February 1, 2013	*
	2,400		January 21, 2014	*

4,400

Dougald Robinson	667	$15.39	December 15, 2014
	2,500		December 31, 2011	*
	2,500		March 12, 2012	*
	1,150		December 31, 2012	*
	1,106		January 21, 2013	*
	1,150		February 1, 2013	*
	3,100		January 21, 2014	*

12,173

Nigel Stevens	1,000		December 31, 2012	*
	2,053		January 21, 2013	*
	1,000		February 1, 2013	*
	2,400		January 21, 2014	*

6,453

Robert Turnbull	1,675	$10.16	December 9, 2013	*
	2,000	$15.39	December 15, 2014	*
	3,950		December 31, 2011	*
	3,950		March 12, 2012	*
	1,850		December 31, 2012	*
	1,850		February 1, 2013	*

15,275

*	Restricted Stock Units (“RSU’s”)

Our Parent’s Director and Executive Compensation

Our Parent’s 2010 Bonus Program

On February 1, 2010, our parent company’s board of directors adopted the Global Crossing annual bonus program for 2010 (the “2010 Bonus Program”). Substantially all of the Company’s non-sales employees were eligible to participate in the 2010 Bonus Program which was intended to retain such employees and to motivate them to help the Company achieve its financial and business goals. Each participant was provided a target aware under the 2010 Bonus Program as a percentage of salary.

Actual awards under the 2010 Bonus Program were based on the extent to which the GC Group achieved specified performance goals for 2010 relating to earnings (representing 50% of target opportunity) and cash flow (representing 50% of target opportunity). The Compensation Committee may in its sole discretion adjust the payout amounts to any or all participants based upon such factors, objective or subjective, it deems prudent, necessary or appropriate. For example, without exclusion or limitation, the Compensation Committee may reduce, eliminate or increase any payout amount based on any events or changes in events (past, present or future), accounting practices or applicable law, general macro-economic or market factors, extraordinary gains or losses, discontinued operations, restructuring costs, sales or dispositions of assets and acquisitions, individual work performance criteria, the GC Group’s OIBDA (defined as operating income before depreciation and amortization), free cash flow, cash flows, net income, pre-tax income, net revenue, EBITDA, operating income, diluted earnings per share, earnings per share, gross margin, return on sales, return on equity, return on investment, cost reductions or savings, operational funding requirements, appreciation in GCL stock value, the GC Group’s liquidity position, stock value and business prospects, and any other performance results and productivity measures applicable to individual participants.

Bonus payouts under the 2010 Bonus Program were made in cash in April 2011.

Establishment of our Parent’s 2011 Bonus Program

Effective March 7, 2011 the Compensation Committee and Board of Directors of GCL adopted the Global Crossing 2011 Discretionary Incentive Bonus Program, the Company’s annual bonus program for 2011 (the “2011 Bonus Program”). Substantially all of the Company’s non-sales employees may become eligible to participate in the 2011 Bonus Program. The program is intended to retain such employees and to motivate them to help the Company achieve its financial and business goals. Each participant is provided a target award under the 2011 Bonus Program expressed as a percentage of his or her base salary.

Actual awards under the 2011 Bonus Program will be based on (1) the extent to which the Group achieves specified financial objectives relating to earnings and cash flow and (2) a subjective determination of the extent to which certain non-financial objectives deemed important to the Groups long-term strategy have been achieved. The GCL Compensation Committee may in its sole discretion adjust the payout amounts to any or all participants based upon such factors, objective or subjective, it deems prudent, necessary or appropriate. For example, without exclusion or limitation, the Compensation Committee may reduce, eliminate or increase any payout amount based on any events or changes in events (past, present or future), accounting practices or applicable law, general macro-economic or market factors, extraordinary gains or losses, discontinued operations, restructuring costs, sales or dispositions of assets and acquisitions, individual work performance criteria, the Group’s OIBDA (defined as operating income before depreciation and amortization), free cash flow, cash flows, net income, pre-tax income, net revenue, EBITDA, operating income, diluted earnings per share, earnings per share, gross margin, return on sales, return on equity, return on investment, cost reductions or savings, operational funding requirements, appreciation in GCL stock value, the Group liquidity position, stock value and business prospects, and any other performance results and productivity measures applicable to individual participants. Notwithstanding the discretion retained by the GCL Compensation Committee under the program, each participant assigned to one of the GC Groups regions or customer facing units (the “CFUs”) for bonus purposes, will be entitled to a minimum payout of one-half of his or her target award if the applicable region or CFU is deemed to achieve a specified earnings objective. However, each participant’s manager may adjust the bonus amount otherwise payable to the participant by up to thirty percent (upward or downward) based on the manager’s subjective assessment of individual performance.

Bonus payouts under the 2011 Bonus Program will be made in cash; provided that the GCL Compensation Committee retains discretion to pay any portion of the payouts using shares issuable under the 2003 Global Crossing Limited Stock Incentive Plan.

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

Employment Agreements

Our affiliates have entered into separate employment agreements with Messrs. McShane, Higase, Feinhals, Gutierrez, Keogh, Lister, Turnbull and Whitbread. We do not have employment agreements with these individuals. We have entered into contracts for services with Messrs. Atkins and McCormack. In addition, the terms of Messrs. McShane’s, Higase’s and Gutierrez’s employment have been defined by the Global Crossing Limited Key Management Protection Plan (“GCLKMPP”).

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

Our Board of Directors is currently composed of four, two of whom are non-executive directors. Each director has one vote. Resolutions are adopted by a majority vote of those present. Under our articles of association, we are required to have a minimum of two directors and at least two directors must be present for a quorum.

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

There is one committee of the Board, namely an Audit Committee. The Audit Committee is composed of three directors, two of whom are independent directors. The Audit Committee currently comprises Richard Atkins (non-executive), Ed McCormack (non-executive) and John McShane. Richard Atkins has been designated as the Audit Committee financial expert. Under its terms of reference, the audit committee has principal oversight of our financial statements and the appointment of our auditors. Our independent, or non-executive, directors review and approve any changes to our inter-company agreements. Under our articles of association, directors are not required to retire by rotation. For additional details regarding the responsibilities of our audit committee, see Item 16.A. “Audit Committee Financial Expert”.

D.	Employees

We share certain employees with our parent. In certain instances, people have functions within our Company but are not employed by us. These employees are employed by our parent or one of our parent’s subsidiaries. Similarly, certain people are employed by us but devote some amount of their time to either our parent or one of our parent’s other subsidiaries.

The number of employees (excluding contractors) at the end of the year for each of the years ended December 31, 2008, 2009 and 2010 was 762, 772 and 800, respectively. During 2010, contractors made up on average approximately 5% of our total headcount.

The following table provides a breakdown of our employees (excluding contractors) by function group as at December 31, 2010. In addition to the responsibilities that certain of these employees have within our business, they will devote a proportion of their time to supporting the other legal entities in the GC Group within their respective functional areas in Europe.

Function Group	Total
Access Management	12
Carrier Sales	31
Enterprise Sales & Collaboration Services	151
Service Delivery	135
Finance	42
Global Engineering / Operations	317
Human Resources	9
Information Systems	53
Legal	5
Marketing	29
Procurement	9
Real Estate	7

Total	800

We believe employee relations are excellent, with no significant time lost to industrial action in recent years.

We have a recognition and procedural agreement with the Transport and Salaried Staff’s Association and the National Union of Rail, Maritime and Transport Workers unions for various of our 40 staff on former railway terms and conditions. The agreement provides procedural arrangements for dealing with any collective issues relating to all contractual conditions of employment, including pay and benefits, working hours, holiday entitlements and principles of grading structures.

E.	Share Ownership

See Item 6.B. “—Compensation” and Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for a discussion of the information required by this item.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of February 28, 2011, the following shareholders were the beneficial owners of 5% or more of any class of GCL’s voting securities: STT Crossing Ltd. beneficially owned 29,351,431 common shares and all 18,000,000 senior preferred shares of GCL; and Fidelity Management and Research beneficially owned 9,074,656 common shares (based on publicly available information as of February 16, 2011).

As of February 28, 2011, there were 60,702,931 shares of common stock and 18,000,000 senior preferred shares issued and outstanding in respect of GCL. The senior preferred shares are convertible pursuant to a certificate of designations into GCL common stock on a one-for-one basis (subject to dilution adjustment).

As such, the combination of common stock and senior preferred shares held by STT Crossing Ltd. and any of its subsidiaries that are shareholders of GCL from time to time constitute 60.2% of GCL’s aggregate outstanding voting stock. To our knowledge, STT Crossing Ltd. has sole voting and investment power with respect to these shares.

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

Corporate Services Agreement

We have entered into a corporate services agreement with GCL, specifically Global Crossing Development Corp (“GCDC”) and GCE, effective October 1, 2004. Both GCDC and GCE are subsidiaries of GCL. Pursuant to the agreement’s terms, the other parties to the agreement will provide, or have third-party agents provide, certain corporate services to us on a non exclusive basis, including information systems, legal, tax, finance and accounting, mergers and acquisitions, management, human resources, office and facilities, corporate development, network engineering, risk management, and product development. The agreement also provides for the allocation of (i) management remuneration, including bonus; (ii) charitable contributions; and (iii) depreciation and amortization of certain shared assets. We are not obligated to use the corporate services provided for in the agreement. If, at any point during the agreement’s term, the parties no longer provide a corporate service to GCL’s other subsidiaries, they are not obligated to provide such service to us.

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

Amounts due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The corporate services provided for in the agreement cost us approximately £9.7 million, £7.9 million and £8.2 million for the years ended December 31, 2008, 2009 and 2010, respectively.

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

•	real estate will be charged based on their share of lease or carrying costs based on a percentage of square meter use of such real estate by GCUK to use by other GCL subsidiaries; and

•	intellectual property costs will be allocated in full to GCL, or alternatively, in each case, on such basis as may reasonably be considered to be within the OECD guidelines.

Fees due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. The use of assets provided for in the agreement cost us approximately £0.4 million, £0.2 million and £1.0 million for the years ended December 31, 2008, 2009 and 2010, respectively.

In addition, during the year ended December 31, 2009, the Company made a retrospective property tax recharge to GCE, an affiliated company, of £1.6 million covering the period April 2005 to April 2010.

Following an amendment to the shared resources agreement, commencing January 1, 2009, the Company pays GCL for the value of GCL share-based awards granted to employees of the Company, such value to be determined by reference to the amount accrued in respect of such awards in accordance with generally accepted accounting principles. In the year ended December 31, 2010, the Company incurred an expense of approximately £0.3 million for the value of such GCL share-based awards during that period.

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

GCUK’s portion of the operating expenses relating to its use of international voice over GCL’s sub-sea network, or applicable sub-sea costs, will be based on our international long distance voice revenue as a percentage of GCL subsidiaries’ consolidated total international revenue multiplied by GCL’s consolidated cost of operating sub-sea cable or, alternatively, on such basis as may reasonably be considered to be within the OECD guidelines. Pursuant to the agreement’s terms, GCSEL will obtain sub-sea voice transport and termination services for us from GCL’s other subsidiaries and voice transport and termination services for GCL’s other subsidiaries from us, administer billings between us and GCL’s other subsidiaries for fees incurred in connection with voice transport and termination services, and provide related administrative tasks and services. Fees due pursuant to this agreement will be estimated and paid quarterly, with an annual make-whole payment for any amounts outstanding. In respect of the year ended December 31, 2009 and 2010, the Company recorded income of £0.4 million and £3.7 million, respectively, in respect of these services.

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

During 2010, the Company received £3.0 million under this agreement following an insurance claim made in respect of the Rankine Road fraud discussed in Item 5.A. “Operating and Financial Review and Prospects—Results of Operations”

Agreement to Acquire Fibernet from GC Acquisitions

On December 28, 2006, we entered into a share purchase agreement with GC Acquisitions under which we purchased the entire issued share capital of Fibernet Group Limited from GC Acquisitions for a purchase price of approximately £53.1 million. See Item 4.A. “Information on the Company—History and development of the Company”.

Acquisition by GCUK of trade and assets of Fibernet

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

Intercompany Loans

On April 12, 2006, the Company entered into a credit agreement with GCE. As at December 31, 2009, there were loans of US$50.4 million (equivalent to £32.7 million as at December 31, 2010) due under the credit agreement. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the Operating Cash Flow, as permitted and defined under the Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, and have an effective interest rate of 13.5%. The full principal amount of the indebtedness under the credit agreement is due and payable on the earlier of (i) five business days prior to December 15, 2014, which is the date of maturity of our Senior Secured Notes; and (ii) upon notice to GCE by us in the event of an early repayment of the Senior Secured Notes attributable to an event of default under the Indenture.

On April 8, 2009, the Company entered into a loan facility of up to US$15.0 million with GC Impsat, a member of the GC Group, which was fully drawn down in the second quarter of 2009. The purpose of the loan was to support our Excess Cash Offer in respect of the year ended December 31, 2008 and other working capital needs. At December 31, 2009 and 2010 the pounds sterling equivalent balance outstanding in respect of this loan was £9.3 million and £9.7 million, respectively. The loan has an effective interest rate of 10%, payable semi-annually in arrears and matures in September 2012.

On March 30, 2010, the Board of Directors of the Company agreed the terms of a $20.0 million loan from GCE, a member of the GC Group to be used for general corporate purposes. This loan was fully drawn down on March 31, 2010. At December 31, 2010 the pounds sterling equivalent balance outstanding in respect of this loan was £13.0 million. The loan accrues interest at 12% per annum, payable semi-annually in arrears and matures in September 2013.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

A.7.	Legal Proceedings

None

B.	Significant Changes

See note 28 “subsequent events” in the accompanying consolidated financial statements

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

GCUK’s articles of association include the following provision (i) in certain circumstances, preemption rights conferred on existing members and any other restrictions on transfer of shares are (in each case) disapplied, and the directors are forbidden from declining to register, or suspending registration of, any such transfer of shares; and (ii) the consent of the holders of not less than three-fourths in nominal value of the issued share capital of the company is required for any resolution to wind-up the company as a result of any bankruptcy or insolvency proceedings applied to other group members incorporated outside the United Kingdom, including without limitation any proceedings under chapter 11 of the United States Bankruptcy Code or any statutory modification or re-enactment thereof. Subject to the requirements of the Companies Act 1985, as amended by the Companies Act 2006, the members shall not pass a special resolution to wind up the company voluntarily pursuant to section 84 of the Insolvency Act 1986 or any statutory modification or re-enactment thereof solely as a result of the existence of insolvency or bankruptcy proceedings affecting other group members incorporated outside the United Kingdom, including without limitation any proceedings under chapter 11 of the United States Bankruptcy Code or any statutory modification or re-enactment thereof.

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

The Issuer may redeem the Notes in whole or in part, at any time at redemption prices decreasing from 103.583% (for the US Dollar-denominated notes) or 103.917% (for the pound sterling-denominated notes) through December 15, 2011 to 100% of the principal amount on and after December 15, 2012. The Issuer may also redeem either or both series of Notes, in whole but not in part, upon certain changes in tax laws and regulations.

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

On April 10, 2011, our parent entered into an Agreement and Plan of Amalgamation (the “Plan of Amalgamation”) with Level 3 Communications, Inc., a Delaware corporation (“Level 3”), and Apollo Amalgamation Sub, Ltd., a Bermuda company and wholly-owned subsidiary of Level 3 (“Amalgamation Sub”), pursuant to which our parent and Amalgamation Sub will be amalgamated under Bermuda law with the surviving amalgamated company continuing as a subsidiary of Level 3 (the “Amalgamation”). Under the terms and subject to the conditions of the Plan of Amalgamation, each share of capital stock of our parent will be converted into 16 shares of common stock of Level 3 (and, in the case of our parent’s preferred shares, the right to receive accrued and unpaid dividends thereon). The Plan of Amalgamation contains customary representations and warranties and covenants, and is subject to certain closing conditions including receipt of certain regulatory and governmental approvals. The consummation of the Amalgamation would constitute a “Change of Control” under and as defined in the indenture for the Senior Secured Notes. Pursuant to Section 4.09 of the Indenture, within 30 days following any Change of Control, we are required to commence an offer to purchase all of the then outstanding Senior Secured Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest, if any, thereon to the date of purchase.

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

Our obligations under the Indenture are secured by a charge over certain of our and the Issuer’s assets, including the capital stock of GCUK’s subsidiaries (including Fibernet UK Limited) and the Issuer but a significant portion of our assets do not serve as collateral for the Notes. Specifically, the collateral securing the Notes does not include:

•

certain parts of the network leased by us, including any telecommunications cables and other equipment under a finance lease with Network Rail under which we lease approximately 20% of our lit fiber (calculated by fiber kilometers);

•

any rights, title, interest or obligations under certain specified excluded contracts, including (i) any contracts in which our counterparty is a UK governmental entity; and (ii) any contract in which our counterparty is a contractor or subcontractor to a UK governmental entity (these excluded contracts include those with the FCO, Buying Solutions (formerly OGCbuying.solutions) and other important customers);

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

By a debenture dated December 28, 2006, Fibernet agreed to grant a charge over certain assets as security for the Company’s and the Issuer’s obligations under the Indenture. As part of a corporate simplification exercise carried out in 2009 and 2010, Fibernet Group Limited and Fibernet Limited have been released from the Guarantee and the debenture pursuant to the provisions of the Indenture allowing such a release. Fibernet UK Limited remains subject to the Guarantee and the debenture.

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

GCL’s 12% Senior Secured Notes and 9% Senior Secured Notes

On September 22, 2009, GCL issued US$750 million original principal amount of 12% Senior Secured Notes due 2015 at an issue price of 97.944% of their par value. Such notes are guaranteed by the vast majority of GCL’s subsidiaries other than GCUK and its subsidiaries. The transaction was intended to simplify our parent’s capital structure and to improve its liquidity and financial flexibility.

On November 16, 2010 GCL issued $150 million aggregate principal amount of 9% senior notes due November 15, 2019 (the “9% Senior Notes”) at an issue price of 100% of their par value. Such notes are guaranteed by the vast majority of GCL’s subsidiaries other than GCUK and its subsidiaries. The net proceeds were used to refinance convertible senior notes previously issued by GCL.

The 12% Senior Secured Notes indenture and the 9% Senior Notes indenture do not contain any requirement that intercompany loans from us to our parent or any of its subsidiaries be subordinated to the payment of obligations under the 12% Senior Secured Notes or the 9% Senior Notes. However, the indentures limit the ability of our parent and its other subsidiaries to make certain restricted investments, including loans to us.

Network Rail

We lease certain telecommunications cable and related equipment from Network Rail under a finance lease agreement between GCUK (then BR Telecommunications Limited) and Network Rail (then Railtrack plc), dated June 30, 1994. The lease also covered certain copper cable and PABX equipment. In connection with its plan to modernize the signaling system on the UK railways, Network Rail issued a notice to terminate the lease of such copper cable and PABX equipment, which termination became effective March 2005. On November 10, 2004, we entered into a capacity purchase agreement with Network Rail that provides us the right to use capacity over such copper cable and the PABX equipment. The initial term of the capacity purchase agreement expired at the end of March 2010 and we are currently engaged in discussions with Network Rail concerning the extension of the capacity purchase agreement. Pending those discussions, the agreement automatically renews until terminated by either party on 3 months notice. A deed of grant between GCUK (then BR Telecommunications Limited) and Network Rail (then Railtrack plc), dated February 9, 1994, grants GCUK easement rights to retain its equipment and install new equipment on Network Rail’s property. For a summary of these agreements and our relationship with Network Rail, see Item 4.B. “Information on the Company—Business Overview—Network Rail and British Railways Board.”

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

On November 13, 2008 the European Commission published a proposal for amendments to the Directive. The proposal included a number of suggested changes which, if implemented, would broaden the scope of the rules described above. The European Parliament approved an amended version of this proposal on April 24, 2009, and discussions are currently ongoing at European Council level.

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

Information Reporting and Back-up Withholding

Payments of interest (including for these purposes any additional amounts) and principal on a note and the proceeds from the sale or redemption or other disposition of a note paid to a US holder, other than an exempt recipient that, when required, demonstrates this fact, will be reported to the IRS. A US holder may be subject to US back-up withholding on interest and principal paid on a note and proceeds from the sale or redemption or other disposition of a note unless the US holder:

•	comes within certain exempt categories and, when required, demonstrates this fact; or

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

For taxable years beginning after March 18, 2010, new legislation requires certain US holders who are individuals to report information relating to an interest in our notes, subject to certain exceptions (including an exception for notes held in accounts maintained by certain financial institutions). US holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the notes.

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

At December 31, 2010, we had £125.6 million (US$193.6 million) (2009: £120.6 million (US$193.8 million)) of obligations outstanding under the US Dollar-denominated Notes, partially offset by a £32.7 million (US$50.4 million) (2009: £31.3 million (US$50.4 million)) US Dollar loan receivable due from GCE (see Item 7.B. “Major Shareholders and Related Party Transactions—Intercompany loans”). At December 31, 2010, we had loans totaling £22.7 million (US$35.0 million) payable to GCE and Impsat. A 10% weakening in sterling, from the end of the reporting period, against the US Dollar would result in a foreign currency loss of £10.3 million (2009: loss of £11.0 million). A 25% weakening in sterling, from the end of the reporting period, against the US Dollar would result in a foreign currency loss of £38.5 million (2009: loss of £32.9 million).

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

As of December 31, 2009 and 2010, we had net receivables, excluding indebtedness, of £0.5 million and £19.0 million, respectively, in currencies other than pounds sterling. A 10% weakening in the rate of pounds sterling, from the end of the reporting period, against the US Dollar and other currencies would result in a foreign currency gain of £2.1 million (2009: gain of £0.1 million). A 25% weakening in the rate of pounds sterling, from the end of the reporting period, against the US Dollar and other currencies would result in a foreign currency gain of £6.3 million (2008: gain of £0.2 million).

In the years ended December 31, 2009 and 2010, we recognized a foreign currency gain of £11.7 million and a foreign currency loss of £4.1 million, respectively, on our non-functional currency net payables and loans.

Interest Rate Risk

Interest on the Notes is fixed and payable semi-annually. The US Dollar-denominated Notes bear interest at 10.75% and the sterling-denominated Notes bear interest at a rate of 11.75%. If market interest rates were to decrease substantially below the fixed rates, we would be incurring above-market interest expense.

As at December 31, 2010, a 1% movement in market interest rates would have an insignificant impact on the Company’s results.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company carried out a review, under the supervision and with the participation of the Company’s management, including the Managing Director (the principal executive officer) and the Chief Financial Officer (the principal financial officer), of the effectiveness of the design and operation of these disclosure controls and procedures at December 31, 2010.

As part of this review, we considered (i) the evaluation by our parent company of the disclosure controls and procedures of the GCL Group Companies, including ourselves, as discussed in GCL’s 2010 annual report filed on Form 10-K on February 23, 2011; and (ii) matters pertaining to our financial reporting on a standalone basis under IFRS, as a foreign private issuer for SEC reporting purposes.

Based upon this review, we have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2010.

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

Accordingly, with the participation of our Managing Director and Chief Financial Officer, GCUK management conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Criteria”). We also participated in GCL’s evaluation, conducted on the same basis, insofar as such evaluation encompassed the operations of GCUK. Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

As part of our review, we consider matters pertaining to our financial reporting on a standalone basis, as a foreign private issuer for SEC reporting purposes. Such standalone financial reporting has been reported in accordance with IFRS for the consolidated financial statements included elsewhere in this report.

Changes in Internal Control over Financial Reporting

There were no material changes in our internal control over financial reporting during the year ended December 31, 2010.

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

ITEM 16.C. PRINCIPAL	ACCOUNTANTS FEES AND SERVICES

The following fees were paid or are payable to the Company’s and the Issuer’s auditors for the years ended December 31, 2009 and 2010.

	2009	2010
	(thousands)
Audit Fees	£450	£286
All Other Fees(1)	—	12

Aggregate fees for professional services	£450	£298

ITEM 16.D. EXEMPTION	FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.	CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17. FINANCIAL	STATEMENTS

We have responded to Item 18. “Financial Statements” in lieu of this item.

ITEM 18. FINANCIAL	STATEMENTS

The consolidated financial statements filed as part of this annual report on Form 20-F may be found beginning on page F-1.

ITEM 19. EXHIBITS

1.1	Memorandum and Articles of Association of Global Crossing (UK) Finance Plc (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

1.2	Memorandum and Articles of Association of Global Crossing (UK) Telecommunications Limited (incorporated by reference to Exhibit 3.2 Registration Statement on Form F-4 filed on June 8, 2005).

2.1	Indenture, dated December 23, 2004, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, as Guarantor, the other Guarantors defined therein and the Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

2.2	Supplemental Indenture, dated December 28, 2006, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, as Guarantor, Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited, as Subsidiary Guarantors, and the Bank of New York, as Trustee. (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.1	Intercreditor and Collateral Agency Agreement, dated December 23, 2004, among the Interest Hedge Secured Parties defined therein and the Bank of New York as Collateral Agent (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.2	Debenture, dated December 23, 2004, among Global Crossing (UK) Telecommunications Limited, Global Crossing (UK) Finance Plc and the Bank of New York as Collateral Agent (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.3	Finance Lease Agreement between Railtrack Plc and BR Telecommunications Limited, dated June 20, 2004 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.4	Capacity Purchase Agreement between Network Rail Infrastructure Limited and Global Crossing (UK) Telecommunications Limited, dated November 10, 2004 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.5	Deed of Grant from Railtrack Plc to BR Telecommunications Limited, dated March 31, 1995 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.6	Deed of Grant from British Railways Board to BR Telecommunications Limited, dated March 31, 1995 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.7	Agreement in respect of Telecommunications Apparatus between Railtrack Plc and BR Telecommunications Limited, dated April 21, 1995 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.8	Agreement in respect of Telecommunications Apparatus between British Railways Board and BR Telecommunications Limited, dated June 19, 1995 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed on June 8, 2005).

4.9	Debenture, dated December 28, 2006, among Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited, as Chargors, and the Bank of New York, as Collateral Agent. (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.10	Purchase Agreement, dated December 20, 2006, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.11	Share Purchase Agreement, dated December 28, 2006, among GC Acquisitions UK Limited, as Vendor, and Global Crossing (UK) Telecommunications Limited, as Purchaser. (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.12	Exchange and Registration Rights Agreement, dated December 28, 2006, among Global Crossing (UK) Finance Plc, Global Crossing (UK) Telecommunications Limited, and ABN AMRO Bank N.V. (incorporated by reference to Exhibit 4.15 to the Registration Statement on Form 20-F filed on April 20, 2007).

4.13	Share Purchase Agreement, dated December 27, 2006, among Fibernet Group Limited, as Vendor, and Global Crossing International, Ltd, as Purchaser. (incorporated by reference to Exhibit 4.16 to the Registration Statement on Form 20-F filed on April 20, 2007).

12.1	Certification of Edward T Higase filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of Matthew Gutierrez filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certification of Edward T Higase furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350.

13.2	Certification of Matthew Gutierrez furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350.

Global Crossing (UK) Telecommunications Limited

Consolidated Financial Statements for the Year Ended December 31, 2010

Global Crossing (UK) Telecommunications Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Crossing (UK) Telecommunications Limited

We have audited the accompanying consolidated statements of financial position of Global Crossing (UK) Telecommunications Limited as of December 31, 2010 and 2009, and the related consolidated statements of comprehensive (loss)/income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Crossing (UK) Telecommunications Limited at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

Ernst & Young LLP

London, England

April 21, 2011

Global Crossing (UK) Telecommunications Limited

Consolidated Statements of Comprehensive (Loss)/Income

(in thousands)

		Year Ended December 31,
	Note	2008	2009	2010
Revenue	3	£322,832	£308,864	£314,009
Cost of sales		(200,487)	(197,160)	(197,063)

Gross profit		122,345	111,704	116,946
Distribution costs		(18,361)	(19,352)	(25,187)
Administrative expenses		(75,037)	(68,708)	(62,459)

Operating profit	4	28,947	23,644	29,300
Finance revenue	6	4,436	4,924	4,661
Finance charges	6	(34,422)	(34,311)	(36,647)
Net foreign exchange (loss)/gain on foreign currency borrowings, net	6	(28,374)	11,009	(4,022)

(Loss)/profit before tax		(29,413)	5,266	(6,708)
Tax charge	7	(432)	(598)	(243)

(Loss)/profit for the year		£(29,845)	£4,668	£(6,951)

Other comprehensive income/(loss)
Profit/(loss) on cash flow hedge taken to equity		4,883	(2,787)	—
Transfers (from)/to consolidated statement of comprehensive (loss)/income on cash flow hedge		(154)	93	—

Other comprehensive income/(loss) for the year, net of tax		4,729	(2,694)	—

Comprehensive (loss)/income for the year		£(25,116)	£1,974	£(6,951)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Statement of Changes in Equity

(in thousands)

	Note	Equity Share Capital	Capital Reserve	Hedging Reserve	Accumulated Deficit	Total
At January 1, 2008		£101	£27,648	£(2,035)	£(220,666)	£(194,952)
Gain on cash flow hedge taken to equity		—	—	4,883	—	4,883

Total income and expense recognized directly in equity		—	—	4,883	—	4,883
Transfers from consolidated statement of comprehensive loss on cash flow hedge		—	—	(154)	—	(154)
Loss for the year		—	—	—	(29,845)	(29,845)

Total income and expense for the year		—	—	4,729	(29,845)	(25,116)
Share-based payment	21	—	2,856	—	—	2,856

At December 31, 2008		£101	£30,504	£2,694	£(250,511)	£(217,212)
Loss on cash flow hedge taken to equity		—	—	(2,787)	—	(2,787)

Total income and expense recognized directly in equity		—	—	(2,787)	—	(2,787)
Transfers to consolidated statement of comprehensive income on cash flow hedge		—	—	93	—	93
Profit for the year		—	—	—	4,668	4,668

Total income and expense for the year		—	—	(2,694)	4,668	1,974
Share-based payment	21	—	767	—	—	767

At December 31, 2009		£101	£31,271	£—	£(245,843)	£(214,471)
Loss for the year		—	—	—	(6,951)	(6,951)

Total income and expense for the year		—	—	—	(6,951)	(6,951)
Capital Contribution from Group Company	18	—	788	—	—	788
Share-based payment	21	—	271	—	—	271

At December 31, 2010		£101	£32,330	£—	£(252,794)	£(220,363)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Statements of Financial Position

(in thousands)

		December 31,
	Note	2009	2010
Non current assets
Intangible assets, net	9	£11,417	£10,524
Property, plant and equipment, net	10	157,526	139,269
Investment in associate	11	210	218
Retirement benefit asset	22	468	299
Trade and other receivables (including amounts receivable from related parties of £31,349 and £32,668 , respectively)	12	33,230	38,768

		202,851	189,078

Current assets
Trade and other receivables, net (including amounts receivable from related parties of £8,996 and £2,984, respectively)	12	58,125	49,718
Cash and cash equivalents		37,331	49,224

		95,456	98,942

Total assets		£298,307	£288,020

Current liabilities
Trade and other payables (including amounts payable to related parties of £10,567 and £4,935 , respectively)	14	£(81,085)	£(72,680)
Senior secured notes	17	(11,819)	(10,857)
Deferred revenue		(37,313)	(39,608)
Provisions	15	(1,281)	(2,011)
Obligations under finance leases	13	(7,310)	(7,111)
Other debt obligations		(285)	(18)

		(139,093)	(132,285)

Non current liabilities
Trade and other payables (including amounts payable to related parties of £9,335 and £22,698 , respectively)	14	(10,830)	(22,874)
Senior secured notes	17	(255,496)	(262,538)
Deferred revenue		(90,326)	(79,099)
Retirement benefit obligation	22	(2,551)	(1,842)
Provisions	15	(2,211)	(1,636)
Obligations under finance leases	13	(12,262)	(8,109)
Other debt obligations		(9)	—

		(373,685)	(376,098)

Total liabilities		(512,778)	(508,383)

Net liabilities		£(214,471)	£(220,363)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	18	£101	£101
Capital reserve	18	31,271	32,330
Accumulated deficit		(245,843)	(252,794)

Total equity		£(214,471)	£(220,363)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Statements of Cash Flow

(in thousands)

	Year Ended December 31,
	2008	2009	2010
Operating activities:
(Loss)/profit for the year	£(29,845)	£4,668	£(6,951)
Adjustments for:
Finance costs, net	58,360	18,378	36,008
Income tax	432	598	243
Depreciation of property, plant and equipment	35,466	35,256	34,199
Amortization of intangible assets	2,201	1,803	2,100
Amortization of prepaid connection costs	9,588	8,637	6,659
Share based payment expense	2,856	767	271
(Gain)/loss on disposal of property, plant and equipment	(11)	(19)	591
Impairment of assets	—	—	650
Equity loss/(income) from associate	22	(32)	(8)
Change in long term deferred revenue	(6,267)	(10,368)	(11,227)
Change in long term other assets and liabilities	(2,902)	(24)	(5,332)
Change in operating working capital:
Change in trade accounts receivable and accrued income	2,205	3,016	1,675
Change in trade accounts payable and accrued cost of access	4,553	(6,001)	(2,553)
Change in other receivables current	(1,987)	(9,715)	(1,407)
Change in other payables current	(740)	3,589	(4,875)

Cash generated from operations	73,931	50,553	50,043
Interest paid	(33,062)	(32,208)	(34,155)

Net cash provided by operating activities	£40,869	£18,345	£15,888

Investing activities:
Interest received	£4,438	£1,230	£6,141
Proceeds from disposal of property, plant and equipment	12	58	—
Purchase of property, plant and equipment and intangible assets	(21,860)	(12,000)	(15,693)

Net cash used in investing activities	£(17,410)	£(10,712)	£(9,552)

Financing activities:
Loans provided by group companies	£—	£9,908	£13,100
Repayment of Senior Secured notes	(1,158)	(7,382)	(221)
Repayment of employee taxes on share-based payments	—	(1,047)	—
Proceeds from sale/leaseback	—	4,455	—
Repayment of capital elements under finance leases	(10,108)	(11,649)	(7,047)
Proceeds from other debt obligations	474	—	—
Repayment of capital element of other debt obligations	(521)	(687)	(275)

Net cash (used in)/provided by financing activities	£(11,313)	£(6,402)	£5,557

Net increase in cash and cash equivalents	£12,146	£1,231	£11,893
Cash and cash equivalents at the beginning of year	23,954	36,100	37,331

Cash and cash equivalents at the end of year	£36,100	£37,331	£49,224

Non cash investing activities:
Finance lease and debt obligations incurred	£4,917	£2,542	£2,697

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

1.	Description of business

Global Crossing (UK) Telecommunications Limited (“GCUK”) is a company registered in England and Wales at 7th Floor, 10 Fleet Place, London, EC4M 7RB. GCUK is an indirect, wholly owned subsidiary of, the principal United Kingdom (“UK”) business of, and part of a group of companies (the “Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company organized under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing (Bidco) Limited (“GC Bidco”), an indirect wholly owned subsidiary of GCL.

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

Basis of preparation

The consolidated financial statements of GCUK for the year ended December 31, 2010, were authorized for issue by its Board of Directors on April 21, 2011.

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

In the long term, we expect our operating results and cash flows to improve as a result of growth of our revenues, including the economies of scale expected to result from such growth, and from ongoing cost management initiatives, including initiatives to optimize the access network and effectively lower unit prices. Thus, in the long term, we expect to generate positive cash flow from operating activities in an amount sufficient to fund all investing and financing requirements, subject to the need to refinance our Senior Secured Notes. However, our ability to improve cash flows is subject to the risks and uncertainties, discussed below.

In 2011, we expect cash provided by operating activities to exceed purchases of property and equipment. This expectation is based in part on raising financing for such property and equipment from vendors and other third parties. Our ability to arrange such financings is subject to negotiating acceptable terms from equipment vendors and financing parties.

In addition, our liquidity expectations are subject to considerable variability due to the factors noted below:

•

The UK government has announced austerity measures aimed at reducing costs in a wide range of areas, including telecommunications. The implementation of pricing actions and the reduction of spending by governmental entities could have a negative effect on our future revenue performance.

•

Within 120 days after each calendar year, we must offer to purchase a portion of the Senior Secured Notes at 100% of their principal amount with 50% of the Operating Cash Flow (as defined in the Indenture governing the Notes) for that year. In respect of 2009, we offered to purchase £11.8 million of the Notes, excluding accrued interest and purchased £0.2 million of the Notes, plus accrued interest through the purchase date. In respect of 2010, we anticipate making an offer to purchase approximately £10.9 million of Notes, exclusive of accrued but unpaid interest. Our Senior Secured Notes (less any amounts purchased as a result of any excess cash offer) mature in 2014. If cash on hand at the time these debt instruments mature is insufficient to satisfy these and GCUK’s other debt repayment obligations, we could need to access the capital markets to meet its liquidity requirements. Such access would depend on market conditions and our credit profile at the time.

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

During the year, the Company changed the way it presented certain movements within the its consolidated statement of cash flows. In previous periods, these cash flows have been divided into changes in (i) provisions; and (ii) other assets and liabilities. The same cash flow movements for the year ended December 31, 2010 have been divided into changes in (i) long term deferred revenue; and (ii) long term other assets and liabilities. Change in operating working capital continue to be disclosed, however these are now separated out into changes in (i) trade receivables and accrued income; (ii) trade accounts payable and accrued cost of access; (iii) other receivables current; and (iv) other payables current, and our prior period cash flows reclassified for consistency. These changes have had no impact on our previously reported cash generated from operations or net cash provided by operating activities.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported revenue and expenses during the year. Such estimates include the valuation of intangible assets and property, plant and equipment and the restructuring provision, income taxation, retirement benefit schemes the fair value of multi element arrangements in the determination of revenue and legal contingencies. . The estimates are based on historical factors, current circumstances and experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation. As future events and their effects cannot be determined with precision, actual results could differ from those estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Recently adopted accounting guidance

The following IFRS’s, International Accounting Standards (“IAS”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) that are relevant to the Company have been adopted during the period.

Improvements to IFRS 2009

Issued in April 2009, the Improvements to International Financial Reporting Standard 2009 is the second standard to be issued under the IASB’s annual improvements process and incorporates amendments to twelve standards. Adoption of this standard has not materially affected the results of the Company or its operations and has resulted in no additional disclosure.

IFRS 3	Business combinations (revised 2008)
IAS 27	Consolidated and Separate Financial Statements (revised 2008)

Issued in January 2008, these revisions to IFRS 3 and IAS 27 apply to business combinations. In particular the revisions:

(i)	include greater emphasis on the use of fair value;

(ii)	focus on changes in control as a significant economic event; and

(iii)	focus on what is given to the vendor as consideration, rather than what is spent to achieve the acquisition.

Adoption of these revised standards has not affected the results of the Company or its operations and has resulted in no additional disclosure.

IAS 39	Financial Instruments : Recognition and Measurement (Amendment)

Issued in July 2008, this amendment to IAS 39 provides clarification on two issues related to hedge accounting (i) identifying inflation as a hedged risk or portion; and (ii) hedging with options. Adoption of this amendment to IAS 39 has not affected the results of the Company or its operations and has resulted in no additional disclosure.

IFRS 2	Share based payment (Amendment)

Issued in June 2009 this amendment to IFRS 2 clarifies the scope of IFRS 2 and also the accounting for group cash-settled share-based payment transactions in the individual financial statements of the entity receiving the goods or services when another group entity or shareholder has the obligation to settle the award. Adoption of this amendment to IFRS 2 has not affected the results of the Company or its operations and has resulted in no additional disclosure in these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in respect of network and other services, long term IRU agreements, professional and installation services, net of discounts, VAT and other sales-related taxes.

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

Arrangements with multiple elements

When the Company enters into an arrangement with multiple elements to be delivered to a customer it must determine if the delivered elements are separate units of accounting. A delivered element is considered a separate unit of accounting when it has value to the customer on a standalone basis and delivery or performance of undelivered elements is considered probable and substantially under the Company’s control. Arrangement consideration is allocated to the elements based on their relative fair values. The Company determines fair value for the elements by establishing an estimated selling price for any elements for which reliable evidence or third party evidence is not available. The best estimate of selling price is established considering internal factors, such as margin objectives and pricing practices. Estimating fair value of the elements involves significant judgment, revenue from these arrangements is recognized when performance of the element occurs and all other revenue recognition criteria are met.

Finance Revenue

Interest income is accrued using the effective interest rate method. The method applies this rate to the principal outstanding to determine interest income each period, except for short term receivables when the recognition of interest would be immaterial.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

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

Installation costs

The Company capitalizes installation costs incurred for new facilities and connection from the GCUK network to networks of other carriers in order to provision customer orders. Such initial connection costs are treated as deferred costs within trade and other receivables, and are amortized as an expense within cost of sales on a straight-line basis over the average expected customer relationship.

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

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

Amortization is provided on all intangible assets except development in progress, so as to write off the cost, less estimated residual value, over their estimated lives using the straight line method as follows:

Computer software	5 years
Acquired intangible assets (see note 9)	1 to 10 years

Property, plant and equipment

Property, plant and equipment, which include assets held under finance lease, are stated at deemed cost, at the transition date, net of depreciation and any provision for impairment. Assets acquired subsequent to the transition date are recorded at historical cost, net of depreciation and provision for impairment. Expenditure on enhancements is capitalized whilst expenditure for repairs and maintenance is expensed as incurred.

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

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

Impairment of intangible and tangible assets

At the end of the reporting period, the Company reviews the carrying amounts of its intangible and tangible assets, and any assets that have yet to be brought into use, to determine whether there is any indication that those assets have suffered impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. A cash generating unit is smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, and is considered to be our network.

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

Based on our assessment of recoverability, we have no such impairments during the years under review. See note 10 for details on a specific asset impairment recorded during the year.

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

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

Deferred tax is charged or credited in the consolidated statements of comprehensive (loss)/income except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

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

IAS 23 “Borrowing Costs” (“IAS 23”) requires that borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset form part of the borrowing costs of that asset. The Company has no such qualifying assets.

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

The fair value of awards are measured by use of the Black-Scholes option pricing model for stock option awards, the current market price for restricted stock unit and the Monte-Carlo valuation model for performance based awards with market conditions. There were no stock options granted in 2009 and 2010.

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Recently issued accounting pronouncements and interpretations not applied

During the year and subsequent to the year end, the IASB and IFRIC have issued the following standards and interpretations, applicable to the Company with an effective date after the date of these financial statements:

IAS/IFRIC interpretations	Effective date

Improvements to IFRS 2010	January 1, 2011 unless otherwise specified

Issued in May 2010, Improvements to International Financial Reporting 2010 is the third standard to be issued under the IASB’s annual improvements process and incorporates amendments, considered to be necessary but non urgent, to seven standards. Adoption of this revised standard is not expected to materially affect the results of the Company or its operations.

IFRS 7 (Amendment)	Financial Instruments: Disclosures	July 1, 2011

Issued in October 2010, the IASB has issued amendments to IFRS 7 Financial Instruments: Disclosures—Transfers of Financial Assets. The amendments will allow users of financial statements to improve their understanding of transfer transactions of financial assets, for example securitizations, including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken at the end of a reporting period. Adoption of this revised standard is not expected to materially affect the results of the Company or its operations. This standard has still to be endorsed by the EU.

3.	Revenue

Substantially all revenue arises from sales to customers in the UK.

An analysis by type of the Company’s revenue is as follows:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Provision of telecommunication services	£316,682	£302,681	£308,168
Long term IRU agreements	6,150	6,183	5,841

Revenue from customers	322,832	308,864	314,009
Finance revenue (see note 6)	4,436	4,924	4,661

Total revenue	£327,268	£313,788	£318,670

Although we operate and report as one business, we internally manage our revenues through two sales channels based on our target markets and sales structure (i) enterprise, carrier data and, to a lesser extent, indirect, sales channels; and (ii) carrier voice. The Company services these customers with assets and personnel located predominantly in the UK.

The following represents a summary of revenue by type of customer:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Enterprise, carrier data and indirect sales channels	£316,222	£301,924	£310,170
Carrier voice	6,110	6,440	3,373

Revenue from third party customers	322,332	308,364	313,543
Revenue from group companies (see note 24)	500	500	466

Revenue from customers	£322,832	£308,864	£314,009

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

4.	Operating profit

Operating profit has been arrived at after charging/(crediting):

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Depreciation and amortization
—Depreciation of property, plant and equipment (owned)	£31,951	£31,705	£30,764
—Income from lease of property, plant and equipment (owned) to related parties (see note 24)	(2,556)	(2,572)	(2,549)
—Depreciation of property, plant and equipment (leased)	3,515	3,551	3,435
—Amortization of intangible assets (owned)	2,201	1,803	2,100
—Amortization of connection costs	9,588	8,637	6,659

	£44,699	£43,124	£40,409

Payments under operating lease
—Hire of plant and machinery	£826	£590	£558
—Other operating leases	11,482	10,674	9,643
Receipts under operating lease sublets	(4,303)	(4,841)	(2,737)

(Gain)/loss on disposal of property, plant and equipment	(11)	(19)	591
Impairment of property, plant and equipment (see note 10)	—	—	650
Share of results in associated undertaking accounted for using the equity method	22	(32)	(8)
Auditors remuneration for audit services (see below)	647	450	286
Loss/(gain) on foreign exchange	2,365	(735)	106

Amounts payable by the Company and its subsidiary undertakings to its auditors, Ernst & Young LLP in respect of non-audit services were £12,000 (2009: £nil, 2008: £50,000).

During the year, Ash Shaw replaced Deloitte & Touche LLP as the auditors of the group pension scheme. Total audit fees of £11,000 (2009: £8,000, 2008: £28,000), excluded from the above table, are payable in respect of the audit of this scheme.

5.	Employee costs and remuneration of key management

Employee costs

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Wages and salaries	£40,849	£42,750	£45,334
Social security costs	4,427	4,748	5,068
Other pension costs	2,613	3,359	2,994

	£47,889	£50,857	£53,396

Included in wages and salaries is a total expense of share-based payments of £0.3 million (2009: £0.8 million, 2008: £2.8 million), all of which arises from transactions accounted for as equity-settled share-based payment transactions.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Remuneration of key management

The remuneration of key management and personnel (including directors) of the Company is set out below:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Fees and other emoluments	£884	£995	£1,319
Termination costs	—	155	43
Share based payments	135	316	75
Company contributions to money purchase pension schemes	54	52	51

	£1,073	£1,518	£1,488

In addition, 3 directors (2009: 4, 2008: 3) received total remuneration in respect of services to Group Companies of £0.9 million (2009: £1.1 million, 2008: £1.2 million) but it is not practicable to allocate this between Group Companies.

6.	Finance Revenue, Charges and Foreign Exchange Impacts

(i) Finance revenue

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Interest on bank deposits(1)	£816	£526	£264
Interest receivable from other Group Companies(1)	3,620	4,398	4,397

Total finance revenue	£4,436	£4,924	£4,661

(1)	Calculated using effective interest rate method

(ii) Finance charges

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Interest payable on Senior Secured Notes(1)	£30,380	£29,837	£31,406
Amortization of deferred finance charges(1)	1,524	1,586	1,526
Interest on obligations under finance lease	2,612	1,996	1,567
Interest payable to other Group Companies(1)	—	543	2,170
Other interest payable	26	431	86

Total borrowing costs	34,542	34,393	36,755
Unwind of discount on provisions and other long term liabilities	178	214	188
Unwind of premium on Senior Secured Notes(1)	(604)	(600)	(600)
Unwind of discount on Senior Secured Notes(1)	306	304	304

Total finance charges	£34,422	£34,311	£36,647

(1)	Calculated using effective interest rate method

(iii) Net foreign exchange loss/(gain) on foreign currency borrowings, net

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Net foreign exchange loss/(gain) on foreign currency borrowings, net	£28,374	£(11,009)	£4,022

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

7.	Taxation

The major components of income tax expense for the years ended December 31, 2008, 2009 and 2010 are:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Current income tax:
Current income tax charge	£432	£598	£243

Income tax charge reported in the consolidated statements of comprehensive (loss)/income	£432	£598	£243

No deferred tax movements have been recognized in equity in the current or prior years.

A reconciliation between the tax expense and accounting profit multiplied by the applicable tax rate for the years ended December 31, 2008, 2009 and 2010 is as follows:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Accounting (loss)/profit before tax	£(29,413)	£5,266	£(6,708)

Tax at the UK corporation tax rate of 28% (2009: 28%, 2008: 28.5%)	£(8,383)	£1,474	£(1,878)
Factors affecting the tax charge for the year:
—(Income)/expenses not deductible for tax purposes	(130)	556	262
—Unrecognized movements in accelerated capital allowances and other temporary differences	8,945	(1,432)	1,859

Income tax charge reported in the consolidated statements of comprehensive (loss)/income	£432	£598	£243

The current tax charge of £0.2 million (2009: £0.6 million, 2008: £0.4 million) represents an amount payable to other Group Companies for the surrender of tax relief to offset against the Company’s taxable income in the period.

During 2008, 2009 and 2010, there has been no movement in the recognized deferred tax asset, as the Company considers that it is not more likely than not that sufficient profits will be available against which to offset a deferred tax asset in the foreseeable future.

The following is the analysis of the deferred tax asset for financial reporting purposes:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Accelerated capital allowances	£43,288	£44,930	£20,113
Other temporary differences	(5,264)	(427)	1,080
Tax losses available	59,056	56,281	75,965

Total deferred tax asset	97,080	100,784	97,158
Less: deferred tax asset not recognized	(97,080)	(100,784)	(97,158)

Net deferred tax asset	£—	£—	£—

“Accelerated capital allowances” represent the cumulative temporary difference between book and tax depreciation (that is, the difference in asset basis for financial reporting purposes versus tax purposes). As at December 31, 2008, these deferred tax assets were primarily generated by fixed asset impairments that were recognized for book purposes, but not for income tax purposes. The change in accelerated capital allowances

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

from £43.3 million, at the end of 2008, to £44.9 million and £20.1 million, at the end of 2009 and 2010, respectively, is primarily due to the Company’s decision, made after the filing of the Company’s 2009 annual report on Form 20-F, to claim fixed asset tax depreciation deductions on its 2008 and 2009 tax returns. Such claims, which may be made at the option of the taxpayer under UK law, decrease the amount of deferred tax assets available for future tax depreciation deductions. The decrease in accelerated capital allowances from 2009 to 2010 resulted in a corresponding increase in “tax losses available” for future periods.

The change in “other temporary differences” from a deferred tax liability of £5.3 million and £0.4 million at the end of 2008 and 2009, respectively, to a deferred tax asset of £1.0 million at the end of 2010 is primarily due to movements in the deferred tax liability arising on the acquisition of Fibernet in 2006.

At the end of the reporting period, the Company has unused gross tax losses of £281 million (2009: £201 million) available for offset against future taxable profits. At the end of 2008, 2009 and 2010, no deferred tax asset has been recognized in respect of tax losses and other temporary differences due to the Company considering it is not more likely than not that sufficient profits will be available in the foreseeable future against which to offset the deferred tax asset. The Company may carry forward its tax losses indefinitely.

A number of changes to the UK Corporation tax system were announced in the June 2010 Budget Statement. The Finance (No. 2) Act 2010, which was enacted on July 27, 2010, includes legislation reducing the main rate of corporation tax from 28% to 27% from April 1, 2011. In the March 2011 Budget, it was announced that the corporation tax rate applicable from April 1, 2011 will be 26%, However, this was not substantively enacted as at the balance sheet date and, accordingly, not reflected in these financial statements. As no deferred tax balances are recognized as at 31 December 2010, the impact of the March 2011 Budget release does not have a material impact on the accounts. Further reductions are proposed to reduce the tax rate to 24% by 1% per annum by April 1, 2014. These further changes had not been substantively enacted at the balance sheet date and, therefore the impact on our deferred tax assets has not been included in these financial statements. The overall impact is not expected to be material to these financial statements.

8.	Dividends

The Directors do not recommend the payment of a dividend in 2010 (2009: £nil, 2008: £nil).

9.	Intangible Assets

	Computer software	Customer contracts	Customer relationships	Total
	(in thousands)
Cost
At January 1, 2009	£7,418	£901	£11,055	£19,374
Additions	1,265	—	—	1,265

At December 31, 2009	8,683	901	11,055	20,639
Reclassifications	565	—	—	565
Additions	860	—	—	860

At December 31, 2010	£10,108	£901	£11,055	£22,064

Accumulated amortization
At January 1, 2009	£(4,591)	£(486)	£(2,342)	£(7,419)
Charge for year	(486)	(226)	(1,091)	(1,803)

At December 31, 2009	(5,077)	(712)	(3,433)	(9,222)
Reclassifications	(218)	—	—	(218)
Charge for year	(792)	(185)	(1,123)	(2,100)

At December 31, 2010	£(6,087)	£(897)	£(4,556)	£(11,540)

Carrying amount
At December 31, 2009	£3,606	£189	£7,622	£11,417

At December 31, 2010	£4,021	£4	£6,499	£10,524

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Included within intangible assets are assets under development in progress. The cost and net book value of software in the course of development (which is not amortized) at December 31, 2009 and 2010 was £1.4 million and £1.6 million, respectively.

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

The estimated amortization expense relating to acquired intangible assets for the years ending December 31, 2011, 2012, 2013, 2014 and 2015 is £1.1 million, £1.1 million, £1.1 million, £1.1 million and £1.1 million, respectively.

During the year we recategorized certain balances within property plant and equipment and intangible assets to better conform to the categorisations used for internal reporting purposes. This resulted in a movement of £565,000 cost and £218,000 accumulated depreciation (£347,000 net movement) into intangible assets from property, plant and equipment during 2010.

10.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Fixtures, fittings, tools and equipment	Network assets	Total
	(in thousands)
Cost
At January 1, 2009	£441	£5,733	£8,498	£291,748	£306,420
Additions	14	156	892	12,215	13,277
Disposals	—	—	(1)	(116)	(117)

At December 31, 2009	455	5,889	9,389	303,847	319,580
Reclassifications	699	3,066	(3,384)	(946)	(565)
Additions	—	92	1,305	16,178	17,575
Change in estimated liability (see note 15)	—	—	—	(45)	(45)
Disposals	—	(9)	(3)	(1,001)	(1,013)

At December 31, 2010	£1,154	£9,038	£7,307	£318,033	£335,532

Accumulated depreciation
At January 1, 2009	£(11)	£(3,155)	£(5,611)	£(118,099)	£(126,876)
Charge for year	(40)	(1,267)	(623)	(33,326)	(35,256)
Eliminated on disposal	—	—	1	77	78

At December 31, 2009	(51)	(4,422)	(6,233)	(151,348)	(162,054)
Reclassification	(139)	(230)	1,939	(1,352)	218
Charge for year	(45)	(1,213)	(644)	(32,297)	(34,199)
Eliminated on disposal	—	5	3	414	422
Impairment	—	—	(650)	—	(650)

At December 31, 2010	£(235)	£(5,860)	£(5,585)	£(184,583)	£(196,263)

Carrying amount
At December 31, 2009	£404	£1,467	£3,156	£152,499	£157,526

At December 31, 2010	£919	£3,178	£1,722	£133,450	£139,269

Included within network assets are assets under finance lease, and construction in progress. As at December 31, 2009 and 2010, the carrying amount of assets held under finance leases were £13.4 million and £10.1 million, respectively. The cost of assets held to lease out under operating leases at December 31, 2009 and 2010 were £24.0 million and £24.1 million, respectively. The net book values of these assets were £11.3 million and £8.9 million, respectively. The cost and net book value of construction in progress (which is not depreciated) at December 31, 2009 and 2010 was £8.7 million and £5.6 million, respectively.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The fixed asset impairment relates to assets which have no definite future use and no probable flow of economic benefits from them due to a platform designed for a specific customer solution which is no longer required.

The Company has no land under long term lease arrangements.

During the year we recategorized certain balances within property plant and equipment and intangible assets to better conform to the categorisations used for internal reporting purposes. This resulted in a movement of £565,000 cost and £218,000 accumulated depreciation (£347,000 net movement) into intangible assets from property, plant and equipment during 2010.

11.	Investment in associate

Associates
(in thousands)
Cost
At January 1, 2009	£178
Share of retained results	32

At December 31, 2009	210
Share of retained results	8

At December 31, 2010	£218

Details of significant investments (holdings greater than 20%), including the name, country of incorporation, proportion of ownership interest is given below:

Name of company	Country of incorporation	Proportion of voting rights and share held	Nature of business
Associated undertaking

Dublin London Network Limited	Republic of Ireland	45%, ordinary shares	Telecommunications services

12.	Financial and other assets

Trade and other receivables

Trade and other receivables consist of:

	December 31,
	2009	2010
	(in thousands)
Amounts due within one year
Trade receivables	£23,587	£26,039
Less: provision for doubtful debts	(190)	(281)

Trade receivables, net	23,397	25,758
Amounts owed by Group Companies	8,996	2,984
Other receivables	783	64
Prepayments	12,898	12,633
Accrued income	12,051	8,279

Trade and other receivables due within one year	£58,125	£49,718

Amounts due after more than one year
Amounts owed by Group Companies	£31,349	£32,668
Prepayments	1,881	6,100

Trade and other receivables due after more than one year	£33,230	£38,768

Total amounts due	£91,355	£88,486

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Included within trade receivables are debtors with a carrying amount of £13.7 million (2009: £13.0 million) which are overdue as at the reporting date, and for which no provision has been made due to there being no indication that the amounts are not recoverable.

The ageing of the amounts past due, against which there is no provision, is:

	Year ended December 31,
	2009	2010
	(in thousands)
1 - 30 days	£2,547	£3,595
31 - 60 days	867	2,381
61 - 90 days	4,725	2,328
over 90 days	4,883	5,379

	£13,022	£13,683

There were the following changes to the provision for doubtful debts:

	Year ended December 31,
	2009	2010
	(in thousands)
Balance at start of year	£331	£190
Provided in year	81	253
Utilized in year	(222)	(162)

Balance at end of year	£190	£281

Prepayments

Included within prepayments is £5.5 million (2009: £6.8 million) of prepaid installation costs, of which £1.2 million is due in greater than one year.

13.	Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments
	December 31,		December 31,
	2009	2010	2009	2010
	(in thousands)
Amounts payable under finance leases:
Within one year	£8,944	£8,931	£7,310	£7,111
In the second to fifth year inclusive	12,434	8,738	10,177	7,185
After five years	2,439	1,095	2,085	924

	23,817	18,764	19,572	15,220
Less: future finance charges	(4,245)	(3,544)	n/a	n/a

Present value of minimum lease payments	£19,572	£15,220	£19,572	£15,220

Less: Amount due for settlement within 12 months (shown within current liabilities)			(7,310)	(7,111)

Amount due for settlement after 12 months			£12,262	£8,109

Obligations under finance leases and hire purchase contracts are secured by lessors’ charges over the leased assets and bear finance charges at rates ranging from 4.6% to 12.7% (2009: 5.5% to 12.7%) per annum. Interest rates are fixed at inception of the lease. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

All lease obligations are denominated in pounds sterling.

The fair value of the Company’s lease obligations approximates their carrying amount.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

14.	Financial and other liabilities

Trade and other payables

	Year ended December 31,
	2009	2010
	(in thousands)
Amounts payable within one year
Trade payables	£35,407	£32,362
Amounts owed to Group Companies	10,567	4,935
Other creditors	3,207	4,223
Other taxes and social security	4,561	4,801
Accruals	27,343	26,359

Trade and other payables due within one year	£81,085	£72,680

Amounts payable in more than one year
Amounts owed to Group Companies	£9,335	£22,698
Other creditors	1,495	176

	£10,830	£22,874

Total amounts due	£91,915	£95,554

The amounts owed to Group Companies within one year are non interest bearing. The amounts owed to Group Companies in more than one year incur interest at rates between 10% and 12% (see note 24).

15.	Provisions

	Dilapidations	Restructuring- Facility closings	Total
	(in thousands)
At January 1, 2009	£769	£4,607	£5,376
Arising during the period	—	1,183	1,183
Reversal of unused amounts	—	(871)	(871)
Adjustment from unwinding of discount	25	189	214
Utilized in year	(194)	(2,216)	(2,410)

At December 31, 2009	600	2,892	3,492
Arising during the period	—	2,047	2,047
Reversal of unused amounts	—	(204)	(204)
Adjustment from unwinding of discount	18	170	188
Change in estimated liability (see note 10)	(45)	—	(45)
Utilized in year	—	(1,831)	(1,831)

At December 31, 2010	£573	£3,074	£3,647

Due in less than one year	£—	£2,011	£2,011
Due in more than one year	573	1,063	1,636

	£573	£3,074	£3,647

Dilapidations

The dilapidations provision is the estimated costs required to return leased properties to their original state in accordance with the respective third party lease agreements based on the estimated present value of the obligation utilizing an appropriate discount rate. The Company has entered into various property leases that primarily expire between 1 and 108 years from the end of the reporting period.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Restructuring

Restructuring charges are included within administrative expenses in the consolidated statements of comprehensive (loss)/income.

The discounted facilities closures provision is composed of continuing building lease obligations and broker commissions for the restructured sites (an aggregate of £20.5 million as of December 31, 2010), offset by the discounted anticipated receipts from existing and future third-party subleases. As of December 31, 2010, anticipated third-party sublease receipts were £17.4 million, representing £15.1 million from subleases already entered into and £2.3 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

2003 and Prior Restructuring Plans

As a result of the slowdown in the telecommunications industry, the Board of Directors of GCL approved a restructuring plan in 2001 which resulted in the elimination of positions across the Company’s business functions and job classes and the consolidation of offices and other real estate facilities. The remaining facility closing payments are expected to be made over the life of the associated lease agreements, which terminate between the years 2011 and 2021.

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

A significant portion of the Company’s revenue comes from a limited number of customers. For the years ended December 31, 2008, 2009 and 2010, 52.9%, 48.7% and 49.8%, respectively, of revenue was derived from the top ten customers. These customers include public and rail sector clients and commercial organizations. These represented £8.2 million (35.1%) and £9.1 million (36.6%) of trade receivables at December 31, 2009 and 2010, respectively. During the years ended December 31, 2009 and 2010, no customers were responsible for revenue that exceeded 10% of total revenue.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets.

Credit risk related to financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is conducted primarily by GCL on behalf of Group Companies. The Company’s maximum exposure to credit risk for the components of the statements of financial position at December 31, 2009 and 2010 is the carrying amounts of such balances as illustrated below.

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

Interest rate management

The Company has financial exposures to interest rates, arising primarily from finance leases and the Senior Secured Notes. These exposures are primarily managed by borrowing at fixed rates of interest. At December 31, 2009 and 2010, substantially all the Company’s borrowings, excluding finance leases, are at fixed rates of interest. During the year ended December 31, 2004, the Company entered into a cross currency interest rate swap (described below) which swapped the 10.75% US Dollar interest rate to a 11.65% pounds sterling rate. This cross currency interest rate swap expired in December 2009.

The Company’s finance leases incur interest based on the rates inherent in the finance lease agreement.

The following tables show the Company’s contractually agreed (undiscounted) payments in respect of its financial liabilities:

	December 31, 2009
	< 1 year	1-3 years	3-5 years	> 5 years	Total
	(in thousands)
10.75% US Dollar-denominated senior secured notes(1)	£17,815	£24,830	£127,903	£—	£170,548
11.75% pounds sterling-denominated senior secured notes(1)	24,170	34,275	162,991	—	221,436
Other debt obligations(2)	292	9	—	—	301
Finance lease and hire purchase obligations(2)	8,944	8,650	3,784	2,439	23,817
Trade payables	35,407	—	—	—	35,407

	£86,628	£67,764	£294,678	£2,439	£451,509

	December 31, 2010
	< 1 year	1-3 years	3-5 years	> 5 years	Total
	(in thousands)
10.75% US Dollar-denominated senior secured notes(1)	£18,191	£25,931	£133,576	£—	£177,698
11.75% pounds sterling-denominated senior secured notes(1)	23,413	34,439	163,769	—	221,621
Other debt obligations(2)	18	—	—	—	18
Finance lease and hire purchase obligations(2)	8,931	5,526	3,212	1,095	18,764
Trade payables	32,362	—	—	—	32,362

	£82,915	£65,896	£300,557	£1,095	£450,463

(1)

The amounts presented include both principal and interest. As Operating Cash Flow will vary from period to period we have not, with the exception of the Excess Cash Offer (see note 17) in respect of the year ended December 31, 2010, predicted early purchase of the Notes.

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

Foreign exchange management

The Company operates primarily in the UK, with more than 95% of its revenue and approximately 90% of its operating costs denominated in pounds sterling. In addition, substantially all of the Company’s assets and liabilities, excluding obligations to other Group Companies and third party financing, are denominated in pounds

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

sterling. At December 31, 2009 and 2010, the split of aggregate borrowings, including finance leases, into their core currencies was US Dollar 49% and 47%, respectively, and pounds sterling 51% and 53%, respectively.

The Company assesses its currency exchange exposure and enters into financial instruments, as it believes necessary, to manage risk. At December 31, 2010, the Company had US Dollar-denominated debt of US$194 million (December 31, 2009: US$194 million), equivalent to £125.6 million as at December 31, 2010 and £120.6 million as at December 31, 2009, on which it must pay interest on a semi-annual basis. In 2004, the Company entered a five year cross currency interest rate swap to minimize exposure of any US Dollars to pounds sterling currency conversion for the interest payments due on the US Dollar-denominated Senior Secured Notes (as defined in note 17). This cross currency interest rate swap converted the US Dollars to pounds sterling at a rate of £1 to $1.945 and swapped the interest rate on the associated payments from 10.75% to 11.65%. The majority of the swap was set to generally match the period up to the point in time that the company can redeem the Notes (as defined in note 17). This cross currency interest rate swap expired in December 2009.

In 2006, the Company entered into an intercompany credit agreement (the “credit agreement”). As at December 31, 2009 and 2010, there were loans of US$50.4 million (equivalent to £31.3 million as at December 31, 2009 and £32.7 million as at December 31, 2010) due from Group Companies (see notes 12 and 24).

The Company has not entered into any currency swap agreements for the balance of the principal amount of the US Dollar-denominated debt. In the year ended December 31, 2010, a foreign exchange loss of £5.1 million (2009: a gain of £14.0 million) was recognized in respect of the principal amount of the US Dollar-denominated Senior Secured Notes. In the year ended December 31 2010, a foreign exchange gain of £1.3 million (2009: a loss of £3.5 million) was recognized in respect the US Dollar-denominated intercompany loan receivable.

In 2007, the Company entered into a US$5.0 million loan agreement to provide a loan facility for partial financing of certain purchases of equipment. At December 31, 2010, the Company had US$ nil (2009: US$0.2 million) (equivalent to £nil (2009: £0.1 million) as at December 31, 2010) outstanding relating to this agreement, which is included within other debt obligations.

In 2009, the Company entered into a loan facility of up to US$15.0 million with GC Impsat Holdings I plc, a member of the GC Group, which was fully drawn down in the second quarter of 2009. The purpose of the loan was to support our Excess Cash Offer (as defined in note 17) in respect of the year ended December 31, 2008 and other working capital needs. At December 31, 2010 the pound sterling equivalent balance outstanding in respect of this loan was £9.7 million (2009: £9.3 million) with a foreign exchange loss of £0.4 million being recognized in the consolidated statement of (loss)/income in the year then ended (2009: gain of £0.6 million). The loan has an effective interest rate of 10%, payable semi-annually in arrears and matures in September 2012.

In March 2010, the Company entered into a loan facility of US$20.0 million with Global Crossing Europe Limited, a member of the GC Group. The purpose of this loan was for general corporate purposes. At December 31, 2010 the pound sterling equivalent balance outstanding in respect of this loan was £13.0 million, with a foreign exchange gain of £0.1 million being recognized in the consolidated statement of (loss)/income in the year then ended. The loan has an effective interest rate of 12%, payable semi-annually in arrears and matures in September 2013.

In the years ended December 31, 2009 and 2010, the Company recognized a total foreign currency gain of £11.7 million and a total foreign currency loss of £4.1 million, respectively, on assets and liabilities denominated in other currencies.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The following table illustrates the sensitivity on the net result for the year and equity in regards to the Company’s financial assets and liabilities of possible changes in the US Dollar and euro exchange rate. If pounds sterling had strengthened/weakened against the US Dollar and euro by 25% or 10% the effects on the financial statements would be:

	Increase/ decrease in US Dollar rate	Effect on profit before tax	Effect on equity
		(in thousands)
2010	+25%	£19,281	£19,281
	-25%	(32,135)	(32,135)

	+10%	£8,764	£8,764
	-10%	(10,712)	(10,712)

2009	+25%	£20,107	£20,107
	-25%	(33,471)	(33,471)

	+10%	£9,148	£9,148
	-10%	(11,147)	(11,147)

	Increase/ decrease in Euro rate	Effect on profit before tax	Effect on equity
		(in thousands)
2010	+25%	£49	£49
	-25%	(81)	(81)

	+10%	£22	£22
	-10%	(27)	(27)

2009	+25%	£(480)	£(480)
	-25%	800	800

	+10%	£(218)	£(218)
	-10%	267	267

Currency risks

The Company’s currency exposures, after hedging, give rise to the net currency gains and losses recognized in the consolidated statements of comprehensive (loss)/income. Such exposures comprise the net monetary assets and liabilities of the Company that are not denominated in the functional currency of the entity involved and principally consist of the US Dollar-denominated Senior Secured Notes and intercompany receivable with Global Crossing Europe Limited (“GCE”), a GC Group Company. The following table presents the exposure of net foreign currency monetary assets/ (liabilities).

	December 31, 2009			December 31, 2010
	US dollars	Euros	Total	US dollars	Euros	Total
	(in thousands)			(in thousands)
Functional currency of the company Pounds sterling	£(90,866)	£2,400	£(88,466)	£(102,361)	£585	£(101,776)

Until December 31, 2009, the Company used a cross currency interest rate swap to manage its exposure to interest rate movements on its US Dollar-denominated Senior Secured Notes. This swap expired in December 2009.

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

	Carrying amount		Fair value
	2009	2010	2009	2010
	(in thousands)
Financial assets
Trade receivables(1)	£23,397	£25,758	£23,397	£25,758
Amounts owed by Group Companies(1)	40,345	35,652	40,345	35,652
Other receivables(1)	783	64	783	64
Cash and cash equivalents(1)	37,331	49,224	37,331	49,224

Financial liabilities
Trade payables(2)	£(35,407)	£(32,362)	£(35,407)	£(32,362)
Amounts owed to Group Companies(2)	(19,902)	(27,633)	(19,902)	(27,633)
Other creditors(2)	(3,207)	(4,223)	(3,207)	(4,223)
Senior Secured Notes(2)	(267,315)	(273,395)	(274,307)	(288,509)
Obligations under finance lease(2)	(19,572)	(15,220)	(19,572)	(15,220)
Other debt obligations(2)	(294)	(18)	(294)	(18)

(1)	Classified as loan and receivables.

(2)	Classified as financial liability at amortized cost.

The fair value of trade receivables and other receivables approximates their carrying value due to their short term nature. Amounts owed by Group Companies approximates their carrying value due to their interest bearing or short term nature, with the interest rates attributable to these amounts not being materially different from similar market rates of interest as at either December 31, 2009 or 2010.

Given the short term duration of cash and cash equivalents the fair value approximates the carrying value.

The fair value of trade payables, amounts owed to Group Companies and other creditors approximates their carrying value due to their interest bearing or short term nature.

Market values have been used to determine the fair value of the Senior Secured Notes.

The fair value of obligations under finance leases and hire purchase contracts and other debt obligations has been obtained by discounting the expected future cash flows at the prevailing interest rates, which are not materially different from similar market rates of interest as at either December 31, 2009 or 2010.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

17.	Senior Secured Notes

Amounts outstanding in respect of our Senior Secured Notes as of the end of each reporting period, were made up as follows:

	Year ended December 31,
	2009	2010
	(in thousands)
Amounts payable within one year
10.75% US Dollar senior secured notes	£(5,146)	(4,980)
11.75% pound sterling senior secured notes	(6,673)	(5,877)

Payable within one year	£(11,819)	£(10,857)

10.75% US Dollar senior secured notes, due 2014, net of unamortized discount of £0.6 million and deferred financing costs of £2.0 million (2009: £0.8 million and £2.5 million, respectively)	£(112,194)	£(118,003)
11.75% pound sterling senior secured notes, due 2014, net of unamortized discount of £0.6 million, unamortized premium of £2.4 million and deferred financing costs of £3.8 million (2009: £0.8 million, £3.0 million and £4.8 million, respectively)	(143,302)	(144,535)

Payable in greater than one year	£(255,496)	£(262,538)

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

On December 28, 2006, GC Finance completed its offering of an additional £52.0 million aggregate principal amount of pounds sterling denominated notes (the “Additional Notes”, collectively with the Initial Notes, the “Senior Secured Notes” or “Notes). The Additional Notes were priced at 109.25 percent of par value and the issue raised gross proceeds of £56.8 million. The proceeds from the Additional Notes were used to acquire the UK operations (“Fibernet”) of Fibernet Group Limited (previously Fibernet Group plc) and its subsidiaries (“Fibernet Group”) from a wholly owned subsidiary of GCL.

The Notes are senior obligations of GC Finance and rank equal in right of payment with all of its future debt. GCUK and Fibernet UK Limited (collectively the “Guarantor”) have guaranteed the Notes as a senior obligation ranking in equal right of payment with all of its existing and future debt. During 2010 Fibernet Group Limited and Fibernet Limited were removed from the guarantor agreement and an application to strike these companies off submitted to Companies House of England and Wales.

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

As required by the Indenture, 120 days after the end of each twelve month period ending December 31, GC Finance must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of Operating Cash Flow (as defined in the Indenture) from that period (“Excess Cash Offer”). Operating Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of 2009, we offered to purchase £11.8 million of the Notes, excluding accrued interest and purchased £0.2 million of the Notes, plus accrued interest through the purchase date. In respect of the year end December 31, 2010, we anticipate offering to purchase £10.9 million of the Notes, excluding accrued interest.

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

18.	Equity share capital and reserves

	December 31,
	2009	2010
	(in thousands)
Authorized:
2,000,000 ordinary shares of £1 each	£2,000	£2,000

Called up, allotted and fully paid:
101,000 ordinary shares of £1 each	£101	£101

The Company has one class of ordinary shares which carry no right to fixed income.

Capital Reserve	Share Premium	Share based Payment	Capital Contribution	Total
At January 1, 2009	£21,916	£8,588	£—	£30,504
Share-based payment	—	767	—	767

At December 31, 2009	21,916	9,355	—	31,271
Capital contribution by Group Company	—	—	788	788
Share-based payment	—	271	—	271

At December 31, 2010	£21,916	9,626	£788	£32,330

Share based payment

The share-based payment reserve is used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration (see note 21 for further details of these plans).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Capital Reserve

During the year ended December 31, 2010, the Company received a capital contribution of £0.8 million into the Global Crossing Pension Scheme from GCE in relation to employees who were transferred from the Company to GCE (see note 24).

19.	Operating lease commitments

The Company as lessor

At the end of the reporting period, the Company had contracted with lessees for the following future minimum lease payments for leased assets and sublet income:

	December 31,
	2009	2010
	(in thousands)
Within 1 year	£2,696	£2,132
In the second to fifth years inclusive	7,025	7,680
After 5 years	2,543	2,756

	£12,264	£12,568

Included within operating lease income earned during the year ended December 31, 2010, for which sublet income is received was £2.5 million (2009: £2.6 million) from Group Companies in respect of leased assets (see note 24). All of the properties have committed tenants for the next one to thirteen years.

The Company as lessee

The Company has entered into commercial leases on certain property, motor vehicles and equipment. These leases have an average life of between 1 and 108 years, with renewal options contained within some contracts.

The Company incurred lease costs on a property in London, although GC Pan European Crossing Networks B.V (“GC PEC Networks”) and GC Pan European Crossing UK Ltd. (“GC PEC UK”) are contractually liable for these. This lease finished in the year ended December 31, 2010.

The following table presents a schedule of future minimum commitments under non cancellable operating leases as of December 31, 2010:

	December 31,
	2009	2010
	(in thousands)
Within 1 year	£11,467	£10,325
Between 1 to 2 years	7,116	7,467
Between 2 to 3 years	6,360	6,988
Between 3 to 4 years	5,380	6,557
Between 4 and 5 years	4,840	5,313
Greater than 5 years	31,851	41,341

Total minimum lease payments	£67,014	£77,991

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

20.	Purchase commitments

The Company has purchase commitments with third party access vendors that require it to make payments to purchase network services and capacity through 2014. Some of these access commitments require the Company to maintain minimum monthly and/or annual billings, in certain cases based on usage. In addition, the Company has purchase commitments with third parties that require it to make payments for operations, administration and maintenance services for certain portions of its network through 2014. Further, the Company has purchase commitments with other vendors, including £3.9 million (2009: £0.7 million) of committed, future capital expenditure which are expected to be fulfilled within one year.

	December 31, 2009
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(in thousands)
Cost of access service	£17,838	£9,853	£1,588	£—	£29,279
Third-party maintenance services	7,722	1,663	—	—	9,385
Other purchase commitments	2,458	239	—	—	2,697

Total	£28,018	£11,755	£1,588	£—	£41,361

	December 31, 2010
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(in thousands)
Cost of access service	£16,361	£3,587	£—	£—	£19,948
Third-party maintenance services	6,355	11,523	54	—	17,932
Other purchase commitments	30,475	6,833	3,054	—	40,362

Total	£53,191	£21,943	£3,108	£—	£78,242

21.	Share-based payments and bonus schemes

The Company recognized total expenses of £2.9 million, £0.8 million and £0.3 million related to equity-settled share-based payment transactions in 2008, 2009 and 2010, respectively. Equity-settled share-based payment transactions relate to share-based awards granted under the Global Crossing Limited 2003 Stock Incentive Plan (the “Plan”) and reflect awards outstanding during such period, including awards granted both prior to and during such period. Under the Plan, GCL is authorized to issue up to 19,378,261 common shares of GCL, shared amongst any employee, director or consultant who is selected to participate in the plan. Certain employees of the Company are eligible to receive share-based payments under the Plan.

Equity-settled share option plan

Stock options issued under the Plan are exercisable over a ten year period, vest over a three year period and have an exercise price of US$15.39 per share.

Information regarding options granted in the current and previous years is summarized below.

	Year ended December 31,
	2009		2010
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of period	3,334	$15.39	3,334	$15.39
Granted during the period	—	—	—	—
Exercised during the period	—	—	—	—
Cancelled during the period	—	—	—	—
Forfeited during the period	—	—	—	—

Outstanding at the end of the period	3,334	$15.39	3,334	$15.39

Exercisable at end of period	3,334		3,334

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The options outstanding at December 31, 2010, had a weighted average remaining contractual life of 4 years.

There were no stock options granted in either 2009 or 2010.

Restricted stock units

During the year ended December 31, 2010, the Company’s employees were awarded 18,248 restricted stock units under the Plan which vest on February 1, 2013.

During the year ended December 31, 2009, the Company’s employees were awarded 35,800 restricted stock units under the Plan which vest on March 12, 2012 and 25,000 which vested on October 19, 2010.

The following table summarizes restricted stock units granted, forfeited and cancelled for the years ended December 31, 2009 and 2010:

	Number of restricted stock units	Weighted average issue price
Balance at January 1, 2009	37,600	—
Granted	60,800	$10.33
Vested	(6,148)	—
Sold for tax	(2,952)	—
Cancelled/forfeited	(15,400)	—

Balance at December 31, 2009	73,900	—
Employee transferred to another GC Company	(1,500)	—
Granted	18,248	$14.02
Vested	(8,800)	—
Cancelled/forfeited	(7,100)	—

Balance at December 31, 2010	74,748	—

Performance share awards

In connection with the Company’s annual long-term incentive program for 2010, the Company awarded to certain employees 18,248 performance share opportunities which vest on December 31, 2012, subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each participant’s target performance share opportunity is based on total shareholder return over a three year period as compared to two peer groups. Depending on how the Company ranks in total shareholder return as compared to the two peer groups, each performance share grantee may earn 0% to 200% of the target number of performance shares. No payout will be made if the average ranking of the Company’s total shareholder return relative to each of the two peer groups (weighted equally) is below the 30th percentile, and the maximum payout of 200% will be made if such average ranking is at or above the 80th percentile.

In connection with the Company’s annual long-term incentive program for 2009, GCL awarded to certain employees of the Company 35,800 performance share opportunities which vest on December 31, 2011, subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each participant’s target performance share opportunity is based on total shareholder return over a three year period as compared to two peer groups. Depending on how GCL ranks in total shareholder return as compared to the two peer groups, each performance share grantee may earn 0% to 200% of the target number of performance shares. No payout will be made if the average ranking of GCL’s total shareholder return relative to each of the two peer groups (weighted equally) is below the 30th percentile, and the maximum payout of 200% will be made if such average ranking is at or above the 80th percentile.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Annual Bonus Program

During 2010, the Board of Directors of the Company adopted the 2010 Annual Bonus Program (the “2010 Bonus Program”). The 2010 Bonus Program was an annual bonus applicable to substantially all non-sales employees of the Company, which was intended to retain such employees and to motivate them to achieve the Company’s financial and business goals. Each participant is provided a target award under the 2010 Bonus Program expressed as a percentage of base salary. Actual awards under the 2010 Bonus Program were to be paid in the sole discretion of the Compensation Committee of the Board of Directors based upon such factors as the Committee deems relevant, including the extent to which the Company achieved specified targets for earnings and cash flow. The amount is expected to be paid out in cash. As of December 31, 2010, £1.5 million had been accrued for this bonus plan, including employer liability for payroll taxes and charges. Effective February 22, 2011, GCL approved a payout of 30.0% of the annual bonus target under the 2010 Bonus Program. All of the bonus payable under this plan was paid in cash in April 2011.

During 2009, the Board of Directors of the Company adopted the 2009 Annual Bonus Program (the “2009 Bonus Program”). The 2009 Bonus Program was an annual bonus applicable to substantially all non-sales employees of the Company, which is intended to retain such employees and to motivate them to achieve the Company’s financial and business goals. Each participant was provided a target award under the 2009 Bonus Program expressed as a percentage of base salary. Actual awards under the 2009 Bonus Program were to be paid in the sole discretion of the Compensation Committee of the Board of Directors based upon such factors as the Committee deems relevant, including the extent to which the Company achieved specified targets for earnings and cash flow. The amount is expected to be paid out in cash and included in other current liabilities. As of December 31, 2009, £1.4 million had been accrued for this bonus plan, including the Company’s liability for payroll taxes and charges. Effective February 12, 2010, GCL approved a payout of 31.9% of the annual bonus target under the 2009 Bonus Program. All of the bonus payable under the 2009 bonus program was paid in cash in April 2010.

22.	Retirement benefit schemes

The Company’s employees participate in two occupational pension schemes:

•	the Global Crossing Pension scheme (the “Global Scheme”); and

•	the Global Crossing Shared Cost Section of the Railways Pension Scheme (the “Railways Scheme”)

The assets of these schemes are held separately from the Company in independently administered trusts. Contributions to the schemes in respect of the Company’s defined benefit obligations are charged to the consolidated statements of comprehensive (loss)/income so as to spread the cost of the pensions over employees’ working lives with the Company. No further defined benefit entitlements are being accrued under either scheme. Pension costs for the years ended December 31, 2008, 2009 and 2010 were £2.6 million, £3.4 million and £2.9 million, respectively.

The Global Scheme

The Global Scheme is an occupational pension scheme that, up until October 31, 2010, had two sections. The defined benefit section provides for each employee who was a member of a Racal pension scheme at May 24, 2000, a benefit that represents the additional pension arising from pay increases over and above the statutory revaluation that is applied to benefits earned in the relevant Racal scheme prior to that date. The defined contribution section was used to provide ongoing pension benefits for its employees. With effect from November 1, 2010, a new Group Personal Pension arrangement was established. There is a minimum employee contribution of 4% of basic salary and the Company matches the employee contribution up to a maximum of 6% of basic salary.

The Company’s pension obligations are assessed by a qualified actuary on the basis of triennial valuations, with annual interim updates. The most recent formal valuation of the Global Scheme at March 31, 2009 was completed using the projected unit method. Calculations have been carried out by a qualified actuary to rollforward, the March 31, 2009 valuation, for the purposes of estimating the Company’s pension charge for the year and the Global Schemes liabilities as of December 31, 2010.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The employer made annual contributions to the defined benefit section of the Global Scheme of £0.9 million, £0.9 million and £1.1 million for the years ended December 31, 2008, 2009 and 2010, respectively.

The Global Scheme also provides defined contribution benefits and the cost of the years ended December 31, 2008, 2009 and 2010 were £1.7 million, £1.8 million and £1.8 million, respectively.

The Global Scheme projected benefit obligation exceeded the fair value of plan assets at December 31, 2009, with the projected benefit obligation and fair value of plan assets for this plan being £9.4 million and £7.0 million, respectively. Effective November 1, 2010 a plan amendment means that GCUK employee life assurance benefits are now administered outside of the Global Scheme (prior to that they had been administered by this pension plan). This amendment has had the effect of reducing the projected benefit obligation by £3.9 million, resulting in a projected benefit obligation and fair value of plan assets of £6.4 million and £8.7 million, respectively, at December 31, 2010.

The Railways Scheme

The Company’s pension obligations are assessed by a qualified actuary on the basis of triennial valuations, with annual interim updates. The most recent formal valuation of the Railways Scheme was completed at December 31, 2007 using the projected unit method. The Company anticipates the completion of the next formal valuation on or before March 31, 2012. Calculations have been carried out by a qualified actuary to rollforward, the December 31, 2007, valuation, for the purposes of estimating the Company’s pension charge for the year and the Railways Scheme assets as of December 31, 2010.

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

The employer made annual contributions to the defined benefit section of £0.3 million, £0.4 million and £0.4 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Recognition of gains and losses

The following disclosures are prepared on the basis that gains and losses are amortized over the expected future working life of employees.

The key assumptions used in assessing the Company’s pension plans are as follows:

	Railways Scheme		Global Scheme
	2009	2010	2009	2010
Rates and assumptions used to calculate Defined Benefit Obligations (DBO)
Weighted average discount rate (year end)	5.90%	5.50%	5.90%	5.50%
Rate of salary increase (year end)	4.45%	4.45%	4.45%	4.45%
Mortality assumptions:
Current male/female pensioners at 65 (year end)	22/24 years	22/24 years	22/25 years	22/25 years
Future male/female pensioners at 65 (year end)	23/26 years *	23/26 years *	25/29 years *	25/29 years *
Rates and assumptions used to calculate Net Benefit Cost (NBC)
Weighted average discount rate (start of year)	5.90%	5.90%	5.90%	5.90%
Rate of salary increase (start of year)	3.75%	4.45%	3.75%	4.45%
Expected return on plan assets (start of year)	6.20%	6.60%	4.50%	5.25%
Mortality assumptions:
Current male/female pensioners at 65 (start of year)	22/24 years	22/24 years	22/25 years	22/25 years
Future male/female pensioners at 65 (start of year)	23/26 years *	23/26 years *	25/29 years *	25/29 years *

*	For members aged 50 at the year end

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

Net benefit expense recognized in the consolidated statements of comprehensive (loss)/income

	Railways Scheme		Global Scheme		Total
	2009	2010	2009	2010	2009	2010
	(in thousands)		(in thousands)		(in thousands)
Service cost	£365	£327	£316	£302	£681	£629
Interest cost on benefit obligation	1,267	1,309	563	533	1,830	1,842
Expected return on plan assets	(1,012)	(1,168)	(268)	(372)	(1,280)	(1,540)
Net amortisation and deferral	291	134	—	(58)	291	76

Net benefit expense	£911	£602	£611	£405	£1,522	£1,007

Benefit asset/ (liability)

	Railways Scheme		Global Scheme		Total
	2009	2010	2009	2010	2009	2010
	(in thousands)		(in thousands)		(in thousands)
Funded status	£(7,182)	£(4,235)	£(2,399)	£2,285	£(9,581)	£(1,950)
Funded status attributable to employees	2,873	1,694	—	—	2,873	1,694

Net funded status attributable to employer	(4,309)	(2,541)	(2,399)	2,285	(6,708)	(256)
Unrecognized prior service cost	—	—	—	(3,794)	—	(3,794)
Unrecognized net loss/(gain)	4,777	2,840	(152)	(333)	4,625	2,507

Prepaid/(accrued) net benefit cost	£468	£299	£(2,551)	£(1,842)	£(2,083)	£(1,543)

Changes in the present value of the defined benefit obligation are as follows:

	Railways Scheme		Global Scheme		Total
	2009	2010	2009	2010	2009	2010
	(in thousands)		(in thousands)		(in thousands)
Benefit obligation at beginning of year	£35,585	£37,064	£9,328	£9,372	£44,913	£46,436
Service cost	365	327	316	302	681	629
Interest cost	1,267	1,309	563	533	1,830	1,842
Employee contributions	193	199	—	—	193	199
Actuarial gain/(loss)	216	(900)	(647)	288	(431)	(612)
Benefits paid	(1,406)	(1,448)	(188)	(207)	(1,594)	(1,655)
Interest cost attributable to employees	844	873	—	—	844	873
Plan amendment during the year	—	—	—	(3,852)	—	(3,852)

Benefit obligation at end of year	£37,064	£37,424	£9,372	£6,436	£46,436	£43,860

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Changes in the fair value of plan assets are as follows:

	Railways Scheme		Global Scheme		Total
	2009	2010	2009	2010	2009	2010
	(in thousands)		(in thousands)		(in thousands)
Fair value of plan assets at start of year	£27,467	£29,882	£5,665	£6,973	£33,132	£36,855
Actual return on plan assets	3,269	4,123	556	841	3,825	4,964
Employer contributions*	359	433	940	1,114	1,299	1,547
Employee contributions	193	199	—	—	193	199
Benefits paid	(1,406)	(1,448)	(188)	(207)	(1,594)	(1,655)

Fair value of plan assets at end of year	£29,882	£33,189	£6,973	£8,721	£36,855	£41,910

*	Included within employer contributions into the Global Scheme for the year ended December 31, 2010, is £0.8 million received from GCE.

The Company expects to contribute £0.4 million to its defined benefit pension schemes in 2011.

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	Railways Scheme		Global Scheme
	2009	2010	2009	2010
	(%)		(%)
Fixed interest bonds	14	14	79	79
Equities	57	58	20	20
Property	17	16	—	—
Other	12	12	1	1

	100	100	100	100

The overall expected rate of return on assets is determined based on market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

The Railways Scheme represents approximately 79% of the total assets of the combined plans. The current planned asset allocation strategy was determined with regard to actuarial characteristics of each scheme. It is based on the assumption that equities will outperform bonds over the long term and is consistent with the overall objective of long-term capital growth. The expected long-term rate of return on plan assets was calculated by the plan actuary and is based on historic returns of each asset class held by the plan at the beginning of the year.

The following table summarizes expected benefit payments from the Company’s pension plans through 2019. Actual benefit payments may differ from expected benefit payments:

(in thousands)
2011	£1,705
2012	1,764
2013	1,813
2014	1,873
2015	1,933
2016-2019	9,966

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The amount included in the consolidated statements of financial position arising from the Company’s obligations in respect of its defined benefit retirement benefit schemes is as follows:

	December 31,
	2009	2010
	(in thousands)
Fair value of scheme assets	£36,855	£41,910
Present value of defined benefit obligations	(46,436)	(43,860)

Deficit in scheme	(9,581)	(1,950)
Funded status attributable to employees	2,873	1,694

Net deficit attributable to employer	(6,708)	(256)
Unrecognized prior service cost	—	(3,794)
Unrecognized net losses	4,625	2,507

Net liability recognized in the balance sheet	£(2,083)	£(1,543)

This amount is presented in the balance sheet as follows:
Non-current assets	£468	£299
Non-current liabilities	(2,551)	(1,842)

	£(2,083)	£(1,543)

	2006	2007	2008	2009	2010
	(in thousands)
Present value of defined benefit obligations	£48,827	£48,237	£44,913	£46,436	£43,860

Fair value of plan assets	38,979	41,330	33,132	36,855	41,910

Deficit in the scheme	£(9,848)	£(6,907)	£(11,781)	£(9,581)	£(1,950)

Experience (losses)/gains on scheme liabilities	£(1,423)	£32	£3,357	£5,478	£(23)

23.	Ultimate parent and controlling party

At December 31, 2010, the Company’s directors regarded Temasek Holdings (Private) Limited (“Temasek”), a company incorporated in the Republic of Singapore, as the ultimate parent company and ultimate controlling party. The largest group, which includes the Company and for which financial results are prepared is that headed by Temasek, whose registered office is 60B Orchard Road, #06-18, Tower 2, Singapore 238891.

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Transactions with Group Companies

The following presents a summary of the total (income from)/cost of services included in revenue(1) , cost of sales(2) and administrative expenses(3) in the consolidated statements of comprehensive (loss)/income for the years indicated.

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Recognition of deferred revenue(1)	£(500)	£(500)	£(466)
Voice termination services(2)	70	(414)	(3,660)
Leased asset income(2)	(2,556)	(2,572)	(2,549)
Corporate services(3)	9,733	7,923	8,206
Shared resources(3)	415	237	1,041
Other transactions(3)	693	1,095	1,237

	£7,855	£5,769	£3,809

In addition, during the year ended December 31, 2009, the Company made a retrospective property tax recharge to GCE, an affiliated company, of £1.6 million covering the period April 2005 to April 2010.

In addition, during the year ended December 31, 2010, the Company received a capital contribution of £0.8 million into the Global Scheme from GCE in relation to employees who were transferred from the Company to GCE in a previous period.

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

Recognition of deferred revenues

Under a signed Inland Service agreement dated April 8, 1998 the Company was obligated to provide UK backhaul telecommunication services to International Optics Network Limited (“ION”), a wholly owned subsidiary of GCL. The Company received upfront payment for these services. With effect from December 31, 2007 GCE has been assigned the Inland Service Agreement by ION and replaced ION as the contracting party. All of the revenue associated with the agreement was deferred and is being recognized over the life of the contract. ION was subsequently struck off at Companies House in England and Wales.

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

Shared resources

The Company provides Group Companies, on a non-exclusive basis, the use of certain of its assets, and the Group Companies provide the Company the use of certain of its assets, on a non-exclusive basis. Such assets include staffing and administrative assets, fiber, leased circuits, network equipment, racking space, real estate and such other assets as reasonably deemed necessary for the relevant network’s efficient operation. The parties to these intercompany shared resources agreements are charged based on (i) the market price for fiber, leased circuits, racking space, and network equipment; (ii) a pro rata allocation for staffing and administrative assets based on either a reasonable estimate of resources committed or a reasonable estimate of time spent of such services, plus a reasonable mark-up in accordance with the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administration of the Organization for Economic Co-operation and Development; and (iii) the share of lease or carry costs based on a percentage of square meter usage for real estate. Fees for these services are estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. In addition, the Company makes payments, primarily payroll, on behalf of a Group Company, and is reimbursed for these payments. These transactions have no impact on the consolidated statements of comprehensive (loss)/income.

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

Operating lease income

Effective December 31, 2004, the Company purchased £21.9 million of assets from GC Bidco, in exchange for 1,000 shares of the Company’s £1 par value ordinary shares. The assets were purchased at GC Bidco’s net book value and are being depreciated over the remaining useful lives. Such assets include fiber, network equipment, and certain computer software and hardware equipment. The Company leased the use of the purchased assets to other Group Companies throughout 2008, 2009 and 2010 (see note 4).

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

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

The Company entered into a formal tax agreement with GCL, which was effective October 1, 2004, that established the basis of conduct for certain tax matters in the UK, including the surrender of tax losses and the reallocation of income or gains where permitted by UK tax law, between the Company and other Group Companies subject to tax in the UK. The claimant company will pay the surrendering company an amount equal to the amount surrendered multiplied by the average corporate tax rate for the period in which relief is deemed. During the years ended December 31, 2008, 2009 and 2010 tax losses surrendered of £0.4 million, £0.6 million and £0.2 million, respectively, were utilized by GCUK.

Share-based payment

Commencing January 1, 2009, the Company pays GC Group for the value of GCL share-based awards granted to employees of the Company, such value determined by reference to the amount accrued in respect of such awards in accordance with generally accepted accounting principles. In the year ended December 31, 2010, the Company incurred an expense of approximately £0.3 million for the value of such GCL share-based awards during that period (2009: £0.4 million).

Other

During the years ended December 31, 2008, 2009 and 2010, the Company incurred, £2.1 million, £2.2 million and £0.6 million, respectively, of lease costs for certain office space for which other members of the GC Group, specifically, GC PEC Networks and GC PEC UK, are contractually liable (see note 19). This lease ceased in the year ended December 31, 2010.

The debtor and creditor balances as a result of the aforementioned transactions with Group Companies are as follows:

	Year ended December 31,
	2009	2010
	(in thousands)
Debtor balances due from:
Global Crossing Europe Ltd	£5,714	£2,205
Global Crossing Telecommunications Inc	1,158	—
GC Pan European Crossing UK Ltd	571	—
Global Crossing Ltd	489	412
Geoconference UK Ltd	148	—
Global Crossing Services Europe Ltd	323	283
Fibernet Gmbh	342	—
Other Group Companies	251	84

	£8,996	£2,984

Creditor balances due to:
Global Crossing Development Co	£6,753	£563
Global Crossing Europe Ltd	—	1,715
Global Crossing Impsat	—	1,306
GC Pan European Crossing France SARL	83	—
GC Pan European Crossing Nederland BV	146	—
Global Crossing Ireland Ltd	54	—
Global Crossing International Networks	1,245	1,297
Global Crossing Employee Services Inc	1,129	—
Global Crossing Bandwidth Inc	293	—
Global Crossing Holdings Limited	633	—
Other Group Companies	231	54

	£10,567	£4,935

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Loans from and to Group Companies

On April 12, 2006, the Company entered into a credit agreement with GCE. As at December 31, 2010, there were loans of US$50.4 million (equivalent to £31.3 million and £32.7 million as at December 31, 2009 and 2010 respectively) due from GCE. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the operating cash flow, as permitted and defined under the Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Excess Cash Offer, and have an effective interest rate of 13.5%. These loans mature five business days prior to the principal outstanding on the Senior Secured Notes. In the year ended December 31, 2009, total finance revenue of £0.9 million (being interest income of £4.4 million, less a foreign exchange loss of £3.5 million) has been recognized in the consolidated statement of comprehensive income in respect of these loans. In the year ended December 31, 2010, total finance revenue of £5.7 million (being interest income of £4.4 million, plus a foreign exchange gain of £1.3 million) has been recognized in the consolidated statement of comprehensive loss in respect of these loans.

In 2009, the Company entered into a loan facility of up to US$15.0 million with GC Impsat Holdings I plc, a member of the GC Group, which was fully drawn down in the second quarter of 2009. The purpose of the loan was to support our Excess Cash Offer in respect of the year ended December 31, 2008 and other working capital needs. At December 31, 2010 the pounds sterling equivalent balance outstanding in respect of this loan was £9.7 million (2009: £9.3 million). The loan has an effective interest rate of 10%, payable semi-annually in arrears and matures in September 2012. In the year ended December 31, 2009, total finance revenue of £0.1 million (being interest expense of £0.5 million less a foreign exchange gain of £0.6 million) has been recognized in the consolidated statement of comprehensive income in respect of these loans. In the year ended December 31, 2010, total finance expense of £1.4 million (being interest expense of £1.0 million plus a foreign exchange loss of £0.4 million) has been recognized in the consolidated statement of comprehensive loss in respect of these loans.

On March 31, 2010, GCUK borrowed US$20.0 million from GCE, a subsidiary of Global Crossing Limited. The loan matures on September 15, 2013 and accrues interest at 12% per annum, payable semi-annually on March 15 and September 15 of each year. At December 31, 2010 the pounds sterling equivalent balance outstanding in respect of this loan was £13.0 million. In the year ended December 31, 2010, total finance expense of £1.1 million (being interest expense of £1.2 million less a foreign exchange gain of £0.1 million) has been recognized in the consolidated statement of comprehensive income in respect of these loans.

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

Regulatory

In June 2008, the Company and others entered into a dispute with BT in relation to BT’s adherence with its regulatory pricing obligations for wholesale leased lines (“PPCs”), during the period since June 2004, and this dispute was filed with Ofcom. In April 2009, Ofcom issued its preliminary findings in this matter which found that BT had been overcharging for certain PPC products and proposed that a substantial repayment would be required. Ofcom has consulted on these preliminary findings and, in October 2009, issued its Final Determination on the matter which confirmed that BT had indeed overcharged the Company and others during the period April 2005 to September 2008 inclusive and ordered BT to settle financially with the Company. Our cost of access expense for the year ended December 31, 2009 benefited from a £3.7 million reduction as a result of favorable regulatory ruling by Ofcom in respect of partial private circuits. In December 2009, this ruling was appealed by BT and hearings held in May and October 2010. On March 22, 2011, the CAT issued its judgment which dismissed BT’s appeal in its entirety and upheld Ofcom’s October 2009 decision. The CAT judgment is appealable until April 22, 2011.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

26.	Guarantee arrangement

There is a fixed and floating charge under the terms of the Indenture over the Company’s assets. Specifically, there is a fixed and floating charge over all property, plant and equipment, intangible assets, and investment in associate except for, among other things, the following:

•	all property, plant and equipment held under finance leases, which totaled £13.4 million and £10.1 million as at December 31, 2009 and December 31, 2010, respectively; and

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

Total revenues for the year ended December 31, 2009 and 2010 of 48.6% and 50.4%, respectively, were derived from government departments. However these portions of total revenues are not necessarily indicative of the portions of total property plant and equipment used exclusively to provide such services to UK governmental customers.

27.	Condensed consolidated financial information

This supplemental condensed consolidating financial information should be read in conjunction with the Company’s consolidated financial statements.

GCUK and Fibernet have guaranteed the Notes as a senior obligation ranking in equal right of payment with all of its existing and future debt.

As permitted by the Indenture, and with effect from close of business on December 31, 2009, GCUK purchased the business, trade, assets and liabilities of Fibernet Group Limited, Fibernet UK Limited and Fibernet Limited for a purchase price equal to the net asset value transferred. The purchase price will remain outstanding as a non-interest bearing loan with no fixed repayment date. This agreement was entered into in order to facilitate an intra group reorganization and corporate simplification exercise.

The following condensed consolidating financial information is presented as at December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010, as required by Article 3-10(d) of Regulation S-X, has separate columns for each of GC Finance (the issuer), GCUK (as parent guarantor) and the subsidiary guarantor(s).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

Fibernet Group Limited and Fibernet Limited were released from the guarantee and any obligations under the Indenture in December 2010. Consequently, they are included within the “Fibernet” column as at, and for the year ended, December 31, 2009 and excluded as at, and for the year ended, December 31, 2010.

	December 31, 2009
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of financial position
Non current assets
Intangible assets, net	£11,417	£—	£—	£—	£11,417
Property, plant and equipment, net	157,526	—	—	—	157,526
Investment in subsidiary and associated undertakings	52,225	—	—	(52,015)	210
Retirement benefit asset	468	—	—	—	468
Trade and other receivables	71,874	—	261,158	(299,802)	33,230

	293,510	—	261,158	(351,817)	202,851

Current assets
Cash and cash equivalents	36,717	—	614	—	37,331
Other current assets	143,251	82,005	3,581	(170,712)	58,125

	179,968	82,005	4,195	(170,712)	95,456

Total assets	£473,478	£82,005	£265,353	£(522,529)	£298,307

Current liabilities
Trade and other payables	(541,162)	—	(8,867)	468,944	(81,085)
Deferred revenue	(38,881)	—	—	1,568	(37,313)
Short term debt obligations	(7,595)	—	(11,819)	—	(19,414)
Other current liabilities	(1,281)	—	—	—	(1,281)

	(588,919)	—	(20,686)	470,512	(139,093)

Non current liabilities
Deferred revenue	(90,328)	—	—	2	(90,326)
Long term debt obligations	(6,921)	—	(260,846)	—	(267,767)
Other non current liabilities	(15,592)	—	—	—	(15,592)

	(112,841)	—	(260,846)	2	(373,685)

Total liabilities	£(701,760)	£—	£(281,532)	£470,514	£(512,778)

Net (liabilities)/assets	£(228,282)	£82,005	£(16,179)	£(52,015)	£(214,471)

Total equity	£(228,282)	£82,005	£(16,179)	£(52,015)	£(214,471)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	December 31, 2010
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of financial position
Non current assets
Intangible assets, net	£10,524	£—	£—	£—	£10,524
Property, plant and equipment, net	139,269	—	—	—	139,269
Investment in subsidiary and associated undertakings	52,452	—	—	(52,234)	218
Retirement benefit asset	299	—	—	—	299
Trade and other receivables	38,768	—	261,462	(261,462)	38,768

	241,312	—	261,462	(313,696)	189,078

Current assets
Cash and cash equivalents	48,529	—	695	—	49,224
Other current assets	70,469	35,194	2,015	(57,960)	49,718

	118,998	35,194	2,710	(57,960)	98,942

Total assets	£360,310	£35,194	£264,172	£(371,656)	£288,020

Current liabilities
Trade and other payables	(405,772)	—	(9,028)	342,120	(72,680)
Deferred revenue	(39,608)	—	—	—	(39,608)
Short term debt obligations	(7,129)	—	(10,857)	—	(17,986)
Other current liabilities	(2,011)	—	—	—	(2,011)

	(454,520)	—	(19,885)	342,120	(132,285)

Non current liabilities
Deferred revenue	(79,099)	—	—	—	(79,099)
Long term debt obligations	(3,883)	—	(266,764)	—	(270,647)
Other non current liabilities	(3,654)	—	—	(22,698)	(26,352)

	(86,636)	—	(266,764)	(22,698)	(376,098)

Total liabilities	£(541,156)	£—	£(286,649)	£319,422	£(508,383)

Net (liabilities)/assets	£(180,846)	£35,194	£(22,477)	£(52,234)	£(220,363)

Total equity	£(180,846)	£35,194	£(22,477)	£(52,234)	£(220,363)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	Year Ended December 31, 2008
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of comprehensive (loss)/income
Revenue	£266,727	£62,694	£—	£(6,589)	£322,832
Cost of sales	(171,095)	(35,981)	—	6,589	(200,487)

Gross profit	95,632	26,713	—	—	122,345
Distribution and administrative expenses	(73,613)	(19,898)	113	—	(93,398)

Operating profit	22,019	6,815	113	—	28,947
Finance charges, net	(21,288)	(9)	(37,063)	—	(58,360)

Profit/(loss) before tax	731	6,806	(36,950)	—	(29,413)
Tax charge	(432)	—	—	—	(432)

Profit/(loss) for the year	£299	£6,806	£(36,950)	£—	£(29,845)

Other comprehensive income
Gain on cash flow hedge taken to equity	—	—	4,883	—	4,883
Transfers from consolidated statement of comprehensive income/(loss) on cash flow hedge	—	—	(154)	—	(154)

Other comprehensive income for the year net of tax	—	—	4,729	—	4,729

Comprehensive income/(loss) for the year	£299	£6,806	£(32,221)	£—	£(25,116)

	Year Ended December 31, 2009
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of comprehensive (loss)/income
Revenue	£252,561	£62,719	£—	£(6,416)	£308,864
Cost of sales	(171,504)	(32,072)	—	6,416	(197,160)

Gross profit	81,057	30,647	—	—	111,704
Distribution and administrative expenses	(69,629)	(18,317)	(114)	—	(88,060)

Operating profit/(loss)	11,428	12,330	(114)	—	23,644
Finance charges, net	(33,089)	(154)	14,865	—	(18,378)

(Loss)/profit before tax	(21,661)	12,176	14,751	—	5,266
Tax charge	(598)	—	—	—	(598)

(Loss)/profit for the year	£(22,259)	£12,176	£14,751	£—	£4,668

Other comprehensive loss
Loss on cash flow hedge taken to equity	—	—	(2,787)	—	(2,787)
Transfers from consolidated statement of comprehensive income/(loss) on cash flow hedge	—	—	93	—	93

Other comprehensive loss for the year net of tax	—	—	(2,694)	—	(2,694)

Comprehensive (loss)/income for the year	£(22,259)	£12,176	£12,057	£—	£1,974

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	Year Ended December 31, 2010
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of comprehensive loss
Revenue	£314,009	£—	£—	£—	£314,009
Cost of sales	(197,063)	—	—	—	(197,063)

Gross profit	116,946	—	—	—	116,946
Distribution and administrative expenses	(87,450)	—	(196)	—	(87,646)

Operating profit/(loss)	29,496	—	(196)	—	29,300
Finance charges, net	(29,908)	—	(6,100)	—	(36,008)

Loss before tax	(412)	—	(6,296)	—	(6,708)
Tax charge	(243)	—	—	—	(243)

Loss for the year	£(655)	£—	£(6,296)	£—	£(6,951)

Other comprehensive loss
Loss on cash flow hedge taken to equity	—	—	—	—	—
Transfers to consolidated statement of comprehensive income/(loss) on cash flow hedge	—	—	—	—	—

	—	—	—	—	—

Comprehensive loss for the year	£(655)	£—	£(6,296)	£—	£(6,951)

	Year Ended December 31, 2008
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of Cash Flows
Net cash provided by/(used in) operating activities	£27,320	£13,012	£(30,415)	£30,952	£40,869
Investing activities:
Interest received	3,940	432	31,018	(30,952)	4,438
Proceeds from disposal of property, plant and equipment	12	—	—	—	12
Purchase of property, plant and equipment and intangible assets	(17,873)	(3,987)	—	—	(21,860)

Net cash (used in)/provided by investing activities	(13,921)	(3,555)	31,018	(30,952)	(17,410)

Financing activities:
Loans repaid by Group Companies, net	2,000	(2,000)	—	—	—
Repayment of Senior secured notes	—	—	(1,158)	—	(1,158)
Proceeds from debt obligations	474	—	—	—	474
Repayment of capital element of debt obligations	(8,091)	(2,538)	—	—	(10,629)

Net cash used in financing activities	(5,617)	(4,538)	(1,158)	—	(11,313)

Net increase/(decrease) in cash and cash equivalents	7,782	4,919	(555)	—	12,146
Cash and cash equivalents at the beginning of year	13,899	8,013	2,042	—	23,954

Cash and cash equivalents at the end of year	£21,681	£12,932	£1,487	£—	£36,100

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

	Year ended December 31, 2009
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of Cash Flows
Net cash provided by/(used in) operating activities	£28,451	£(9,425)	£(29,847)	£29,166	£18,345
Investing activities:
Interest received	1,175	46	29,175	(29,166)	1,230
Proceeds from disposal of property, plant and equipment	58	—	—	—	58
Purchase of property, plant and equipment and intangible assets	(9,817)	(2,183)	—	—	(12,000)

Net cash (used in)/provided by investing activities	(8,584)	(2,137)	29,175	(29,166)	(10,712)

Financing activities:
Loans received from Group Companies, net	2,727	—	7,181	—	9,908
Repayment Senior secured notes	—	—	(7,382)	—	(7,382)
Repayment of employee taxes on share based payments	(1,047)	—	—	—	(1,047)
Proceeds from debt obligations	4,455	—	—	—	4,455
Repayment of capital element of debt obligations	(10,966)	(1,370)	—	—	(12,336)

Net cash used in financing activities	(4,831)	(1,370)	(201)	—	(6,402)

Net increase/(decrease) in cash and cash equivalents	15,036	(12,932)	(873)	—	1,231
Cash and cash equivalents at the beginning of year	21,681	12,932	1,487	—	36,100

Cash and cash equivalents at the end of year	£36,717	£—	£614	£—	£37,331

	Year ended December 31, 2010
	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Statement of Cash Flows
Net cash provided by/(used in) operating activities	£15,588	£—	£(31,863)	£32,163	£15,888
Investing activities:
Interest received	6,139	—	32,165	(32,163)	6,141
Purchase of property, plant and equipment and intangible assets	(15,693)	—	—	—	(15,693)

Net cash (used in)/provided by investing activities	(9,554)	—	32,165	(32,163)	(9,552)

Financing activities:
Loans provided by Group Companies, net	13,100	—	—	—	13,100
Repayment Senior secured notes	—	—	(221)	—	(221)
Repayment of capital element of debt obligations	(7,322)	—	—	—	(7,322)

Net cash provided by/(used in) financing activities	5,778	—	(221)	—	5,557

Net increase in cash and cash equivalents	11,812	—	81	—	11,893
Cash and cash equivalents at the beginning of year	36,717	—	614	—	37,331

Cash and cash equivalents at the end of year	£48,529	£—	£695	£—	£49,224

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements

28.	Subsequent Events

2011 Long-Term Incentive Program

In connection with the Company’s annual long-term incentive program for 2011, on January 21, 2011, the Company awarded 18,370 restricted stock units and 18,370 performance share opportunities to certain employees which vest on January 21, 2014, subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each participant’s target performance share opportunity is based on total shareholder return over a three year period as compared to two peer groups. Depending on how the Company ranks in total shareholder return as compared to the two peer groups, each performance share grantee may earn 0% to 200% of the target number of performance shares. No payout will be made if the average ranking of the Company’s total shareholder return relative to each of the two peer groups (weighted equally) is below the 30th percentile, and the maximum payout of 200% will be made if such average ranking is at or above the 80th percentile. However, any payout exceeding 100% of the performance target award shall (other than in the context of a change in control) be paid at the sole discretion of the Board of Directors and, if paid, shall be in cash rather than shares.

2011 Special Reward Program

On January 21, 2011, the Board of Directors approved a grant of awards under a special rewards program intended to retain and motivate certain employees. The awards granted aggregated: (i) 7,769 restricted stock units which vest over a two year period from the grant date subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability; and (ii) a small cash incentive which vests over a one or two year period from the grant date.

Level 3 Communications Inc.

On April 10, 2011, our parent entered into an Agreement and Plan of Amalgamation (the “Plan of Amalgamation”) with Level 3 Communications, Inc., a Delaware corporation (“Level 3”), and Apollo Amalgamation Sub, Ltd., a Bermuda company and wholly owned subsidiary of Level 3 (“Amalgamation Sub”), pursuant to which our parent and Amalgamation Sub will be amalgamated under Bermuda law with the surviving amalgamated company continuing as a subsidiary of Level 3 (the “Amalgamation”). Under the terms and subject to the conditions of the Plan of Amalgamation, each share of capital stock of our parent will be converted into 16 shares of common stock of Level 3 (and, in the case of our parent’s preferred shares, the right to receive accrued and unpaid dividends thereon). The Plan of Amalgamation contains customary representations and warranties and covenants, and is subject to certain closing conditions including receipt of certain regulatory and governmental approvals. The consummation of the Amalgamation would constitute a “Change of Control” under and as defined in the indenture for the Senior Secured Notes. Pursuant to Section 4.09 of the Indenture, within 30 days following any Change of Control, we are required to commence an offer to purchase all of the then outstanding Senior Secured Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest, if any, thereon to the date of purchase.

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

Date: April 21, 2011